Form 20-F
period 2017-12-31
RISE Education Cayman Ltd
filed 2018-04-19
CIK 1712178

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38235

RISE Education Cayman Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 101, Jia He Guo Xin Mansion

No.15 Baiqiao Street, Guangqumennei, Dongcheng District

Beijing 100062

People’s Republic of China

(Address of principal executive offices)

Mr. Yiding Sun, Chief Executive Officer

Room 101, Jia He Guo Xin Mansion

No.15 Baiqiao Street, Guangqumennei, Dongcheng District

Beijing 100062

People’s Republic of China

Tel: +86 10-8559-9000
E-mail: sunsun@rdchina.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares, par value US$0.01 per share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

110,000,000 ordinary shares, par value US$0.01 per share, as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No    ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires:

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;

•	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.01 per share;

•	“student enrollments” refers to the cumulative total number of courses enrolled in by students during a given period of time; if one student enrolls in multiple courses, it will be counted as multiple student enrollments;

•	“students” or “teachers” refers to students or teachers, respectively, at self-owned learning centers unless otherwise specified;

•	“student retention rate” refers to the percentage of the number of students who continue to study at our self-owned learning centers after completing courses in a particular period to the total number of students who complete courses during the same period;

•	“tier-one cities” refers to Beijing, Shanghai, Guangzhou and Shenzhen;

•	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

•	“we,” “us,” “our company,” “our” or “RISE Education” refers to RISE Education Cayman Ltd, a Cayman Islands company, its subsidiaries and its consolidated affiliates, including our viable interest entity, or VIE, its subsidiaries and schools.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2016 and 2017 and our audited consolidated statements of operations, statements of comprehensive income (loss), statements of cash flows and statements of changes in shareholders’ equity for each of the three years ended December 31, 2017.

Our reporting currency is the Renminbi. The functional currency of RISE Education Cayman Ltd and its non-PRC subsidiaries is U.S. Dollars, and that of its PRC subsidiaries, VIE and its subsidiaries and schools located in the PRC is the Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.5063 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2017 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been, or could be, converted into U.S. Dollars, Renminbi, as the case may be, at any particular rate or at all. On April 13, 2018, the noon buying rate for Renminbi were RMB6.2725 to US$1.00.

We listed our ADSs on the NASDAQ Global Market under the symbol “REDU” on October 20, 2017. On October 24, 2017, we completed the initial public offering of 11,000,000 ADSs and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 1,650,000 ADSs.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	our ability to retain and increase our student enrollment;

•	our ability to offer new courses and develop supplementary course materials;

•	our ability to engage, train and retain new teachers;

•	our future business development, financial condition and results of operations;

•	the expected growth in, market size of and trends in the markets for our course offerings in China;

•	expected changes in our revenues, costs or expenditures;

•	our expectations for demand for and market acceptance of our brand;

•	growth of and trends of competition in the junior ELT market in China;

•	government policies and regulations relating to our corporate structure, business and industry; and

•	general economic and business conditions in China.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected data from the consolidated income statements for the years ended December 31, 2014 and the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and the “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(thousands, except for share, per share and EBITDA margin)
Selected Consolidated Statements of Operations Data:
Revenues:
Educational programs	349,398	451,411	618,326	831,106	127,739
Franchise revenues	52,063	60,793	63,532	100,013	15,372
Other revenues	5,244	17,265	29,135	38,156	5,864
Total	406,705	529,469	710,993	969,275	148,975
Cost of revenues	(295,097)	(346,671)	(363,579)	(452,220)	(69,505)
Gross profit	111,608	182,798	347,414	517,055	79,470
Operating expenses:
Selling and marketing	(74,368)	(96,688)	(128,475)	(177,993)	(27,357)
General and administrative	(122,791)	(135,603)	(148,093)	(339,690)	(52,209)
Total operating expenses	(197,159)	(232,291)	(276,568)	(517,683)	(79,566)
Operating (loss)/income	(85,551)	(49,493)	70,846	(628)	(96)
Interest income	7,150	17,853	16,622	19,559	3,006
Interest expense	—	—	(6,073)	(26,589)	(4,087)
Foreign currency exchange (loss)/gain	(27)	(1,473)	(2,741)	388	60
Other income/(expense), net	74	253	4,391	6,594	1,013
(Loss)/income before income tax expense	(78,354)	(32,860)	83,045	(676)	(104)
Income tax benefit/(expense)	5,685	1,119	(32,202)	(52,924)	(8,134)
Net (loss)/income	(72,669)	(31,741)	50,843	(53,600)	(8,238)
Net loss attributable to non-controlling interests	7,497	5,456	3,080	5,626	865
Net (loss)/income attributable to RISE Education Cayman Ltd	(65,172)	(26,285)	53,923	(47,974)	(7,373)

	For the Year Ended December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(thousands, except for share, per share and EBITDA margin)
Non-GAAP Financial Measures:
EBITDA(1)	14,818	40,794	142,318	56,064	8,617
EBITDA margin(2)	3.6%	7.7%	20.0%	5.8%
Adjusted EBITDA(1)	-	-	-	242,510	37,273
Adjusted EBITDA margin(3)	-	-	-	25.0%
Non-GAAP net (loss)/income(1)	-	-	-	122,314	18,799

(1)	To see how we define and calculate EBITDA, adjusted EBITDA, Non-GAAP net (loss)/income, a reconciliation between EBITDA and net (loss)/income and a discussion about the limitations of non-GAAP financial measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”
(2)	EBITDA margin is calculated by dividing EBITDA by revenues.
(3)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenues.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(thousands)
Selected Consolidated Balance Sheet Data:
Total current assets	553,224	707,738	1,142,445	175,591
Cash and cash equivalents	517,436	639,999	1,055,982	162,301
Prepayments and other current assets	24,080	45,517	40,571	6,236
Total non-current assets	782,514	792,560	813,893	125,093
Property and equipment, net	70,860	75,673	100,177	15,397
Intangible assets, net	244,798	225,951	200,615	30,834
Goodwill	444,412	461,686	475,732	73,119
Total assets	1,335,738	1,500,298	1,956,338	300,684
Total current liabilities	571,426	763,366	1,030,700	158,416
Current portion of long-term loan	—	38,186	—	—
Accrued expenses and other current liabilities	73,172	96,158	171,099	26,298
Deferred revenue and customer advances	489,918	601,324	812,821	124,928
Total non-current liabilities	12,987	338,505	629,906	96,815
Long-term loan	—	333,102	623,439	95,821
Total liabilities	584,413	1,101,871	1,660,606	255,231
Total RISE Education Cayman Ltd shareholders’ equity	757,018	407,200	310,131	47,666
Non-controlling interests	(5,693)	(8,773)	(14,399)	(2,213)
Total equity	751,325	398,427	295,732	45,453
Total liabilities, non-controlling interests and shareholders’ equity	1,335,738	1,500,298	1,956,338	300,684

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be able to attract new students or retain our existing students.

The success of our business depends largely on the number of students. Therefore, our ability to continue to attract new students and retain existing students is critical to our continued success and growth. Being able to do so is dependent on a variety of factors, including our ability to maintain and enhance product and service quality, refine our teaching methodologies and innovate and develop new products to respond to our customers’ demands and changing market trends. If we are unable to continue to attract new students or retain existing students, our revenues may decline, or we may not be able to maintain profitability, either of which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain or enhance our brand.

We believe that our “RISE” brand has contributed significantly to the success of our business and thus it is one of our key competitive advantages. We undertake a number of initiatives and invest significant capital and other resources to promote our brand. However, our branding efforts may not be successful or may even inadvertently damage our brand. Moreover, our brand may be materially and adversely affected if our franchise partners fail to properly maintain the operations of their franchised learning centers. Furthermore, any negative publicity relating to our company, products, teachers, employees and students, self-owned learning centers, franchise partners, franchised learning centers or their teachers, employees and students, regardless of its veracity, could harm our brand image and reputation and even expose us to adverse legal and regulatory consequences. If we are unable to maintain or enhance our brand, eliminate incidents of negative publicity, or manage our marketing and branding spend, our business and results of operations may be materially and adversely affected.

We face intense competition in our industry, and we may fail to maintain or gain market share.

The junior ELT market in China is rapidly evolving, highly fragmented and intensely competitive. Competition in this industry may persist and even intensify. We compete with other junior ELT service providers in a number of areas, such as brand image, course content and structure and service quality. Some of these competitors may have greater financial or other resources than we do. We cannot assure you that we will be able to compete successfully against existing or potential competitors, and if we fail to gain or maintain, or if we lose market share, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to grow as rapidly as we have in the past, or effectively execute our growth strategies.

We aim to continue to open new self-owned learning centers, and cooperate with franchise partners to open new franchised learning centers. We also aim to continue enrolling new students, recruiting new teachers, increasing the operating efficiency of our existing and new learning centers and investing in complementary products. However, we may not be able to continue to grow as rapidly as we have in the past.

Furthermore, if we fail to execute our growth strategies effectively, our financial condition and results of operations may be materially and adversely affected.

Our profitability may decline due to various factors.

We may face challenges in maintaining our profitability due to a rise in either or both of our fixed and variable costs as a percentage of our overall revenues. Our fixed costs largely comprise rental and personnel costs while variable costs primarily include teacher and sales and marketing costs. The rise in fixed or variable costs may be due to increasing competition, a result of operational decisions or unexpected. Any of these factors may negatively affect our profitability and have a material adverse effect on our financial condition and results of operations.

We may not be successful in introducing new products or enhancing our existing products.

We currently offer three flagship courses Rise Start, Rise On and Rise Up, as well as a series of complementary products. We intend to continue developing new products, as well as further enhancing our existing products. This process is subject to risks and uncertainties, such as unexpected technical, operational, logistical or other problems that could delay the process temporarily or permanently. Moreover, we cannot assure you that any of these new products or enhancement of existing products will fulfill customer needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

In addition, introducing new products or enhancing existing products requires us to make various investments in curriculum and courseware development and management, incur personnel expenses and potentially reallocate other resources. If we are unable to develop new products or cannot do so in a cost-effective manner, or are otherwise unable to manage effectively the operations of those products, our financial condition and results of operations could be adversely affected.

A number of learning centers operate without the required licenses, permits, filings or registrations.

In order to operate our business, we must receive a number of licenses, permits, and approvals, make filings or complete registrations. These include receiving private school operating permits and private non-enterprise entity certificates, receiving approvals from or making filings to local education bureaus, and passing fire control assessments. Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot guarantee you that we will be able to obtain and maintain all requisite licenses, permits, approvals, filings, or pass all requisite assessments. While we are in the process of bringing our operations into compliance, among all our self-owned learning centers, those that as of the date of this annual report do not possess the required private school operating permit or private non-enterprise entity certificates, have not obtained approvals from or made filings to local education bureaus, or have not passed the required fire control assessments, as a whole, were responsible for 15.0% of our total revenues in 2017. Further, new learning centers that we open may have similar compliance issues for a period of time after their opening. Though as of the date of this annual report no action has been taken against us or any of our learning centers, if any of our current or future learning centers fail to receive the requisite licenses, permits and approvals, make the necessary filings, or complete all requisite registrations, that learning center may be subject to penalties. These may include fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed by the regulators to be serious, the school may be ordered to return tuition and fees collected and pay a multiple of the amount of returned tuition and fees to regulators as a penalty or may even be ordered to cease operations.

Moreover, under PRC laws and regulations, we may be required to obtain an ICP license, an audio or video program transmission license, an internet culture permit and an online publishing services permit for the operation of our online educational products, such as Rise Up and Can-Talk. Although we have not received any material fines or other penalties for non-compliance in the past, if we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or revocation of the operating permits of the non-compliant schools, any of which may materially and adversely affect our business, financial condition and results of operations.

We may fail to successfully grow or operate our franchise business as our franchise partners may fail to operate the franchised learning centers effectively or we may be unable to maintain our relationships with our franchise partners.

We derive revenues from our franchise business through initial or renewal franchise fees, recurring franchise fees based on an agreed percentage of each franchised learning center’s collected tuition fees, and the sale of individual course materials. We expect our franchise revenues to increase as we grow. We rely on our franchise partners to open and operate new learning centers and our results of operations depend on our ability to attract as well as retain franchise partners. Our franchise partners are independent operators and are responsible for the profitability and financial viability of their learning centers. If our franchise partners fail to operate their learning centers effectively or grow their operations, then our financial condition and results of operations may be materially and adversely affected.

We typically sign a five-year franchise agreement with our franchise partners. Upon expiration of the franchise agreement, we may not be able to renew because it is subject to mutual agreement by both parties. If we fail to renew the franchise agreement, it may also adversely impact our financial condition and results of operations.

We may not effectively monitor or manage the operations of franchised learning centers.

Our franchise partners are required to use our standardized curricula and teaching methodologies and to comply with other standardized operating procedures and requirements for the franchised learning centers. However, we may not be able to effectively monitor or control the operations of these learning centers as our franchise partners may deviate from our standards and requirements. Moreover, we do not control the actions of their employees, including their teachers. As a result, the quality of franchised learning center operations may be adversely affected by any number of factors beyond our control.

While we ultimately can take actions to terminate or choose not to renew existing franchise agreements with franchise partners who do not comply with the terms and conditions stipulated by our franchise agreements, including standardized operating procedures, we may not be immediately aware or able to identify problems or take actions quickly enough to resolve these problems. This may lead to potential legal and regulatory non-compliance incidents. For instance, lack of the requisite permits and licenses to operate the franchised learning centers or a failure in registration of franchise agreements with PRC authorities may subject our franchise partners to regulatory risks, which may significantly affect our brand, the results of operations of the franchised learning centers and in turn adversely and materially affect our financial condition.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our success depends in part on the continued application of services, efforts and motivation of our senior management team and key personnel. If one or more of our senior management members or key personnel are unable to continue in their present positions, we may not be able to find replacements successfully, and our business may be disrupted.

We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills could negatively impact our ability to manage our existing products and services, launch new products and expand our operations. There is competition for experienced personnel in the private education industry and key personnel could leave us to join our competitors. Losing the services of our experienced personnel may be disruptive to and cause uncertainty for our business, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers.

Teachers help us maintain the quality of our education and services, as well as our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is a key factor in the success of our operations. We seek to hire qualified teachers who are dedicated to teaching and are able to follow our teaching procedures and deliver effective instruction. The market for teacher recruitment in China is competitive, and we must also provide continued training to ensure that teachers stay abreast of changes in student demands, our teaching methodologies and other key trends necessary. Further, the Measures of Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, promulgated by the PRC Ministry of Education, or MOE, on January 11, 2014, prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Although we do not particularly target public school teachers in our teacher recruitment and we typically do not hire part-time teachers, in order to recruit qualified full-time teachers, including those with public school experience, we must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although we have not experienced major difficulties in recruiting or training qualified teachers in the past, we cannot guarantee we will be able to continue to recruit, train and retain a sufficient number of qualified teachers in the future, which may have a material adverse effect on our business, financial condition and results of operations.

We may encounter disputes from time to time relating to the use of third party intellectual properties.

We cannot assure you that our products, courseware, course materials or any intellectual property developed or used by us do not or will not infringe the intellectual property rights held by third parties.

Under our intellectual property arrangements with HMH, we have an exclusive, subject to certain pre-existing third party rights, and royalty-free license from HMH to use certain HMH courseware developed before October 2011 in China permanently for after-school tutoring services for the primary purpose of teaching the English language to non-native English speaking students. The curricula of Rise Start and Rise On uses HMH courseware along with other self-developed content. The arrangements with HMH also entitle us to develop derivative products based on this HMH courseware.

Furthermore, we are subject to certain sublicensing restrictions under our arrangements with HMH. For example, we cannot sublicense to any party that has been finally adjudged as liable for willful copyright infringement in the last five years and we cannot guarantee that the sublicensing restrictions have been fully complied with when we sublicense our curricular to our franchise partners. As a result, we may be deemed liable for breaching our obligations under the license arrangements with HMH.

As of the date of this annual report, we are not aware of any material ongoing legal proceedings or disputes alleging our infringement of third-party intellectual properties. However, we may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources.

We may fail to adequately protect our intellectual property rights, and we may be exposed to intellectual property infringement claims by third parties.

Since our inception, our trademarks, copyrights, domain names, trade secrets and other intellectual property rights have distinguished us from our competitors and strengthened our competitive advantages.

Under our arrangements with HMH, we are entitled to develop and have developed derivative products based on licensed HMH courseware, and we own the intellectual property rights for all of these derivative products, including trademarks and copyrights, subject to HMH’s ownership of the intellectual property rights in its underlying courseware. We hold a variety of intellectual property rights, including 17 registered domain names and 206 registered trademarks, 67 copyright registrations and 1 patent as of December 31, 2017. Unauthorized use of any of our intellectual property by third parties, including our franchise partners, may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws, and confidentiality agreements with our employees and contractors, to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

Accidents, injuries, suspension of service or other harm may occur at our learning centers or the events we organize.

We could be held liable if any student, employee or other person is injured in any accident at any of our learning centers or the events we organize. Although we believe we take appropriate measures to prevent these risks, we may still be held liable if any such incident occurs. Parents may perceive our facilities or events to be unsafe, which may discourage them from sending their children to our learning centers or events. Although we maintain liability insurance, the insurance coverage may not be adequate to fully protect us from claims of all kinds and we cannot guarantee that we will be able to successfully claim under our existing liability insurance policies or obtain sufficient liability insurance in the future. We have historically encountered isolated student-related accidents on our learning center premises. Any criminal or liability claim against us or any of our employees could adversely affect our reputation and ability to attract and retain students. Any of these incidents may create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

We may not be able to integrate businesses that we may acquire in the future.

We may make acquisitions to facilitate our business growth, such as expanding into other geographic markets, serving different age groups of students and extending our product portfolio. We cannot assure you that we will be able to integrate the acquired businesses with our existing operations, and we may incur significant financial resources to streamline the operation of the acquired businesses under our internal control requirements and divert substantial management attention to the transition of the acquired businesses before achieving full integration. In addition, the businesses we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergies from the acquired businesses, which may adversely affect our business growth.

Our results of operations are subject to seasonal fluctuations.

Our industry generally experiences seasonality. Seasonal fluctuations have affected, and are likely to continue to affect, our business. In general, we generate higher revenues in the third quarter as we generate revenues from summer overseas study tours during the summer holiday. We also generally generate lower revenues in the first quarter as we deliver fewer classes due to the Chinese New Year holiday, which is partially offset by revenues generated from our winter overseas study tours. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations may result in volatility in and adversely affect the price of our ADSs.

We may not be able to conduct our selling and marketing activities effectively.

Our selling and marketing activities may not be well received by parents or students and may not result in the level of sales that we anticipate. In addition, we may not be able to retain or recruit experienced selling and marketing staff, or to efficiently train junior staff. Moreover, selling and marketing methods and tools in the junior ELT market in China continue to evolve. This may require us to experiment with new methods to keep pace with industry developments and student needs. Failure to refine our existing approaches or to implement new approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our profitability.

We may have to relocate our learning centers.

As of December 31, 2017, we leased a total area of approximately 66,000 square meters for self-owned learning centers, and we may have to relocate for a number of reasons.

Our lease arrangements are typically for a term of at least five years, and are renewable upon mutual consent at the end of the period. We may not be able to successfully renew leases upon expiration of the current term, and may decide to move to more premium locations or have to relocate our operations for various other reasons, including increase of rentals and failure in passing the fire prevention assessment in certain locations. In those cases, we may not be able to locate desirable alternative sites for our learning centers or at a reasonable price.

We have not been able to receive from our lessors of some of our leased properties copies of title certificates or proof of authorization to lease the properties to us. In addition, we have not registered most of our lease agreements with relevant government authorities as required by PRC law. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. In addition, failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000.

Our data management system may have weakness and personal data that we collect and retain may be publicly disclosed due to a system failure or otherwise.

We maintain personal data, such as academic records, address and family information of students, teachers and other employees. If the security measures we use to protect personal data are ineffective due to a system failure or other reasons, we could be liable for claims of invasion of privacy, impersonation, unauthorized purchases or other claims. In addition, we could be held liable for the misuse of personal data, fraudulent or otherwise, by students, teachers and other employees. We could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims and providing additional protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially and adversely affect our business, results of operations and prospects.

Our relationships with overseas education service providers may deteriorate.

We collaborate with various overseas schools and institutions to provide overseas study tours to students where we are the operator who set the price. We organize tours for students to attend classes abroad, in preschools, elementary schools and middle schools, primarily in the United States and Canada. These relationships help us offer more diverse products, and charge a premium for the products we offer with other overseas education service providers. These relationships also help us enhance our brand and reputation and provide exposure to international educational best practices and methods.

If our relationships with any of these overseas education service providers deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminishes, whether as a result of our own actions or the actions of others, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations could be adversely affected.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information of the Company—B. Business Overview—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our learning centers, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business related insurance products. We do not have any business interruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

Our employees may engage in misconduct or other improper activities.

Like all companies, we face the risk of employee misconduct or other improper activities. Employee misconduct could include intentional failures to comply with laws and regulations, unauthorized activities, attempts to obtain reimbursement for improper expenses, or submission of falsified time records. Negative press reports regarding employee misconduct could harm our reputation, and if our reputation is negatively affected, our future revenues and growth prospects would be adversely affected. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition, results of operations and our ability to meet our financial obligations

We have granted options, and we may continue to grant options under our share incentive plans, which may result in increased share-based compensation expenses.

In 2016, we approved a share incentive plan, or the ESOP Plan, that permits the granting of options to purchase our ordinary shares. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the ESOP Plan was 7,000,000. In 2017, we approved a new share incentive plan, or the 2017 ESOP Plan, that permits the granting of options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payment and share appreciation rights. The 2017 ESOP Plan has become effective upon completion of our initial public offering.

As of the date of this annual report, options to purchase 3,223,710 ordinary shares have been granted and outstanding under the ESOP Plan. The options granted are dependent on meeting the conditions of the ESOP Plan’s exercisability event which includes the completion of the IPO or change of control. We will not recognize any compensation expense until the exercisability event occurs. As a result, we will incur future share-based compensation expenses upon the occurrence of the exercisability event, upon which the options will be accounted for as a cumulative compensation cost since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period.

As of December 31, 2017, the unrecognized compensation expenses related to the non-vested share options amounted to US$2.8 million, which will be recognized over the remaining requisite period when the exercisability event becomes probable. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016 and as a December 31, 2015 and 2016, we and our independent registered public accounting firm identified one material weakness as of December 31, 2016, in accordance with the standards established by PCAOB. In connection with the audit of our consolidated financial statement for the year ended December 31, 2017 and as of December 31, 2017, we and our independent registered public accounting firm identified two significant deficiencies as of December 31, 2017, in a accordance with the standards established by PCAOB. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Internal Control over Financial Reporting.” We have subsequently adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

The audit report included in this annual report is prepared by auditors who are not fully inspected by the Public Company Accounting Oversight Board, and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm issues the audit report included in this annual report filed with the Securities and Exchange Commission, or the SEC. As auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, our independent registered public accounting firm, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where PCAOB is currently unable to conduct full inspections without the approval of the Chinese authorities, our auditors are not currently inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of full PCAOB inspections in China prevents PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the “big four” accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in China, had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies, including our company, and the market price of our shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States.

Risks Related to Our Corporate Structure

The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. To comply with PRC laws and regulations, we operate our business through our PRC consolidated affiliates, including Beijing Step Ahead Education Technology Development Co., Ltd., or Beijing Step Ahead or VIE, and its subsidiaries and schools that operate self-owned learning centers. Beijing Step Ahead is 80% owned by Mr. Peng Zhang and 20% owned by Mr. Yiding Sun. Both shareholders of Beijing Step Ahead are PRC citizens. We entered into a series of contractual arrangements with Beijing Step Ahead and its schools and shareholders, which enable us to:

•	exercise effective control over our consolidated affiliates;

•	receive substantially all of the economic benefits from our consolidated affiliates; and

•	have a call option to purchase all or part of the equity interests in Beijing Step Ahead when and to the extent permitted by the relevant laws.

Because of these contractual arrangements, we are the primary beneficiary of Beijing Step Ahead and its subsidiaries and schools and treat them as our PRC consolidated affiliates under U.S. GAAP. We consolidate the financial results of Beijing Step Ahead and its subsidiaries and schools in our consolidated financial statements in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information of the Company—C. Organizational Structure.”

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what affect they may have on our corporate structure. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law, or the Draft Foreign Investment Law, for public review and comments. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft Foreign Investment Law, variable interest entities would be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and would thus be subject to restrictions on foreign investments. We are controlled by a legal entity incorporated outside of PRC, and therefore, it increases the likelihood that our company may be deemed as controlled by foreigners. However, the draft law has not taken a position on what actions will be taken with respect to existing companies with a “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Item 4. Information of the Company—B. Business Overview—Regulation—The Draft Foreign Investment Law” and “—We face uncertainties with respect to the interpretation and implementation of The Draft Foreign Investment Law, which proposes significant changes to the PRC foreign investment legal regime and has a material impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.”

If, as a result of such contractual arrangement, we or Beijing Step Ahead and its subsidiaries and schools are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of Rise Tianjin Education Information Consulting Co., Ltd., or Rise Tianjin, and/or Beijing Step Ahead and its subsidiaries and schools;

•	discontinuing or restricting the conduct of any transactions between Rise Tianjin and Beijing Step Ahead and its subsidiaries and schools;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines and penalties, confiscating the income from Beijing Step Ahead and its subsidiaries and schools, or imposing other requirements with which we or Beijing Step Ahead and its subsidiaries and schools may not be able to comply with;

•	shutting down our servers or blocking our websites;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Beijing Step Ahead and its subsidiaries and schools and deregistering the equity pledges of Beijing Step Ahead;

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China;

•	restricting the use of financing sources by us or our consolidated affiliates or otherwise restricting our or their ability to conduct business;

•	imposing additional conditions or requirements with which we may not be able to comply with; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of our consolidated affiliates that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliates, we may not be able to consolidate them in our consolidated financial statements in accordance with U.S. GAAP.

We face uncertainties with respect to the interpretation and implementation of The Draft Foreign Investment Law, which proposes significant changes to the PRC foreign investment legal regime and has a material impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

On January 19, 2015, MOFCOM published the Draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the Draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by FIEs, primarily through contractual arrangements. The Draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, as well as detailed implementing rules. The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The Draft Foreign Investment Law is to regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either foreign “restricted” or “prohibited.” The Draft Foreign Investment Law also provides that only FIEs operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIEs operating in foreign restricted or prohibited industries may not be able to continue their operations through contractual arrangements.

The specifics of the application of the Draft Foreign Investment Law to variable interest entity structures have yet to be proposed, but it is anticipated that the Draft Foreign Investment Law will regulate variable interest entities.

MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign-controlled.” One of the core concepts of the Draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled.” This determination requires considering the nature of the investors that exercise control over the entity. “Chinese investors” are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. In its current form, the Draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain a controlling interest of a Chinese enterprise in a foreign restricted industry.

We rely on contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead to operate our junior ELT business. For a description of these contractual arrangements, see “Item 4. Information of the Company—C. Organizational Structure.” In 2015, 2016 and 2017, the revenue contribution of our consolidated affiliates accounted for 95%, 95% and 94%, respectively, of our total revenues. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our consolidated affiliates. Any failure by our consolidated affiliates or the shareholders of Beijing Step Ahead to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States.

As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of our consolidated affiliates or our right to receive substantially all the economic benefits from our consolidated affiliates and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our consolidated affiliates.

Our consolidated affiliates and their shareholders may fail to perform their obligations under the contractual arrangements.

Our consolidated affiliates and their shareholders may fail to take certain actions required for our business or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

The shareholders of Beijing Step Ahead may have actual or potential conflict of interest with us and not act in the best interests of our company.

The shareholders of Beijing Step Ahead, namely, Mr. Peng Zhang and Mr. Yiding Sun, may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our consolidated affiliates to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliates, which would have a material and adverse effect on our ability to effectively control our consolidated affiliates and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our consolidated affiliates to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We rely on dividends, fees and other distributions paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could hinder our ability to conduct our business.

We are a holding company and rely principally on dividends and fees paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our offshore and PRC subsidiaries, especially Bain Capital Rise Education (HK) Limited, or Rise HK, Rise IP (Cayman) Limited, or Rise IP, and Rise Tianjin, in turn depends on the service fees and IP royalty fees paid by our consolidated affiliates. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. Furthermore, if our subsidiaries or our consolidated affiliates in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in IP royalty, service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements between our consolidated affiliates and us may be subject to scrutiny by the PRC tax authorities who may find that we or our consolidated affiliates owe additional taxes.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in China, our consolidated affiliates and the shareholders of Beijing Step Ahead are not conducted on an arm’s-length basis and adjust the income of our consolidated affiliates through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our subsidiary in China and consolidated affiliates. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our subsidiary in China and consolidated affiliates for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of our consolidated affiliates materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

Our consolidated affiliates may become the subject of a bankruptcy or liquidation proceeding.

We currently conduct our primary operations in China through contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by our consolidated affiliates. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated affiliates undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or consolidated affiliates. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering or other funding to make loans or additional capital contributions to our PRC subsidiaries and consolidated affiliates, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries and consolidated affiliates, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, the combined amount of offshore capital contributions and loans cannot exceed the FIE’s approved total investment amount. Any capital contributions to our PRC subsidiaries must be filed with MOFCOM or its local counterparts, and registered with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (a) any loan provided by us to Rise Tianjin, our WFOE, which is a FIE, cannot exceed the difference between its total investment amount and registered capital, and must be registered with SAFE or its local counterparts, and (b) any loan provided by us to our VIE, its subsidiaries and schools, which are domestic PRC entities, over a certain threshold, must be approved by the relevant government authorities and must be registered with SAFE or its local counterparts. Given that the registered capital and total investment amount of Rise Tianjin are currently the same, if we seek to make a capital contribution to Rise Tianjin we must first apply to increase both its registered capital and total investment amount, while if we seek to provide a loan to Rise Tianjin, we must first increase its total investment amount. Although we have not utilized the proceeds from our initial public offering to make capital contribution into Rise Tianjin or provide any loan to Rise Tianjin or to our VIE, its subsidiaries or schools, if we seek to do so in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds of our initial public offering or other funding and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and relevant foreign exchange regulatory rules may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering or other source of funding to fund the establishment of new entities in China by our consolidated affiliates, to invest in or acquire any other PRC companies through our PRC subsidiaries or consolidated affiliates or to establish new consolidated affiliates in the PRC, which may adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market.

Substantially all of our operations are conducted in China, and substantially all of our revenues are derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the private education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business. For example, under the previous Law on the Promotion of Private Education and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the previous PRC laws and regulations provide no clear guideline for determining “reasonable returns”. In addition, the previous PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not. On September 1, 2017, the Amended Law on the Promotion of Private Education came into effect, under which the concept “reasonable returns” is no longer applicable and a private school should elect to be either a for-profit school or a non-profit school. A for-profit school will be registered as a corporation and can distribute its profits to its sponsors pursuant to relevant corporate laws, while a non-profit school can only use its profits for the operation of schools. As of the date of this annual report, certain local governments have promulgated local regulations relating to legal person registration and administration for private schools, such as in Shanghai, Jiangsu province, Hebei province and Shaanxi province. In particular, certain local governments, such as the Shanghai government, require existing private schools to make the decision for their choice in registering as for-profit or non-for-profit schools within a specific time period. However, no national level regulation has been promulgated and some local governments such as Beijing government have not introduced any implementation rules.While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in China and especially the regions where we operate, including Beijing, Shanghai, Shenzhen and Guangzhou. Any significant slowdown in China’s economic growth may adversely affect the disposable income of the families of prospective students and cause prospective students to delay or cancel their plans to enroll in our learning centers, which in turn could reduce our revenues. In addition, any sudden changes to China’s political system or the occurrence of social unrest could also have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to significant limitations on our ability to operate learning centers, or otherwise be materially and adversely affected by changes in PRC laws and regulations governing private education providers. PRC rules and regulations issued by government authorities may restrict or prohibit after-school tutoring services; and similar or more stringent rules or regulations that limit our ability to offer our services may be introduced in the future.

Our junior ELT business is subject to certain regulations in China. The PRC government regulates various aspects of our business and operations, such as curriculum content, education materials, tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Rise Tianjin, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses and permits to operate, or otherwise own sponsorship interests in, our schools. Due to these restrictions, we conduct our junior ELT business in China primarily through contractual arrangements among (1) Rise HK, (2) Rise Tianjin, (3) our consolidated affiliates, including Beijing Step Ahead, its subsidiaries and schools operating self-owned learning centers, and (4) the shareholders of Beijing Step Ahead, namely, Mr. Peng Zhang and Mr. Yiding Sun. We hold the required licenses and permits necessary to conduct our junior ELT business in China through the schools controlled by Beijing Step Ahead. We have been and expect to continue to be dependent on our consolidated affiliates to operate our junior ELT business. See “Item 4. Information of the Company—C. Organizational Structure” for more information.

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of Beijing Step Ahead and its subsidiaries and schools that most significantly impact their economic performance, and/or our failure to receive the economic benefits from Beijing Step Ahead and its subsidiaries and schools, we may not be able to consolidate Beijing Step Ahead and its subsidiaries and schools in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or Beijing Step Ahead or its subsidiaries or schools.

We face uncertainties with respect to the PRC legal system.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The PRC enterprise income tax law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in China; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (4) at least half of the enterprise’s directors with voting right or senior management reside in China. The State Administration of Taxation issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities.

In addition, the State Administration of Taxation issued a bulletin on January 29, 2014 to provide more guidance on the implementation of Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25.0%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within China and be subject to PRC withholding tax, at a rate of 10.0% in the case of non-PRC enterprises or 20.0% in the case of non-PRC individuals, which could have a material adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC enterprise income tax and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary, Rise HK. Accordingly, Rise HK may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to SAT Circular 60 which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We may be subject to discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges.

Rise Tianjin, or the WFOE, was granted certain governmental subsidies in 2016 and these governmental subsidies remain effective as of the date of this annual report. Pursuant to the letter agreement that we entered into with the local government in Tianjin, the local government agreed to provide us subsidies based on the value-added tax, business tax and enterprise income tax until 2020. Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by the WFOE. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Bulletin 7, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25.0%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10.0% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7.

On October 17, 2017, the SAT issued the Bulletin on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Bulletin 37. Bulletin 37, which took effect on December 1, 2017 and partially amended some provisions in Bulletin 7. Bulletin 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the withholding obligator, the competent tax authority, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation.

As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADS and may be required to spend valuable resources to comply with Bulletin 7 and Bulletin 37 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. Dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside China. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside China to our overseas subsidiary holding its equity interest. Furthermore, in the event that Beijing Step Ahead or any of its subsidiaries liquidates, our PRC subsidiary, Rise Tianjin, may, pursuant to the Proxy Agreement executed by Mr. Peng Zhang and Mr. Yiding Sun, require Beijing Step Ahead or any of its subsidiaries to pay and remit the proceeds from such liquidation to Rise Tianjin. Rise Tianjin then may distribute such proceeds to us after converting them into foreign currency and remit them outside China in the form of dividends or other distributions. Once remitted outside China, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenue generated by our consolidated affiliates for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenue generated by our consolidated affiliates not paid to our PRC subsidiaries and revenues generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

We face fluctuations in the value of the Renminbi.

The change in value of the Renminbi against the U.S. Dollar and other currencies is affected by, various factors, such as changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. Dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the Renminbi exchange regime and to enhance the flexibility of Renminbi exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. Dollar since 2005. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. Dollar. Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. Dollars, appreciation of the U.S. Dollar against the Renminbi would have a negative effect on the U.S. Dollar amount available to us. To the extent that we need to convert U.S. Dollars we received from our initial public offering or other source of funding into Renminbi for our operations, appreciation of the Renminbi against the U.S. Dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. Dollar could materially and adversely affect the price of our ADSs in U.S. Dollars without giving effect to any underlying change in our business or results of operations.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. Although the amendment to the M&A Rules in 2016 generally eased the restrictions imposed on merger and acquisition activities, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are still subject to approval by MOFCOM.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 30, 2007 (effective on August 1, 2008) requires certain concentrated transactions or transactions involving parties above specified turnover thresholds to be reported to MOFCOM. On February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, which officially established a security review system to monitor such transactions. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into these subsidiaries, limit PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since Circular 37 was recently issued, there remains uncertainty with respect to its implementation. We cannot assure you that any shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If any of them fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

We face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees or consultants who are PRC citizens.

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012, or Circular 7, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China, which is opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

When we grant share options to our employees under our ESOP Plan, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees or consultants who are PRC citizens.

Labor contract laws and Social Insurance Law in China may adversely affect our results of operations.

The current PRC labor contract law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory retirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs. China’s overall economy and the average wage in China are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. It is subject to the determination of the relevant government agencies whether an employer has made adequate payments of the requisite statutory employee benefits, and employers that fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Future increases in China’s inflation and material increases in labor costs and employee benefits may materially and adversely affect our profitability and results of operations unless we are able to pass on these costs to students by increasing tuition.

We face risks related to natural disasters, health epidemics or terrorist attacks in China.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China. If any of these occur, our learning centers and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Students, teachers and staff may also be negatively affected by such event. In, addition, any of these could adversely affect the PRC economy and demographics of the affected region, which could cause significant declines in the number of students in that region and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

•	regulatory developments affecting us or our industry, and customers of our education services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in the market condition, market potential and competition in education services;

•	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•	fluctuations in global and Chinese economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity about us;

•	additions or departures of our key personnel and senior management;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding immediately after our initial public offering are available for sale, upon the expiration of the 180-day lock-up period, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, the underwriters may exercise the discretion to release the securities held by the parties subject to the lock-up restriction prior to the expiration of the lock-up period. If the securities subject to lock-up are released before the expiration of the lock-up period, their sale or perceived sale into the market may cause the price of our ADSs to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently plan to retain most of our available funds and any future earnings after our initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. We cannot guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our consolidated affiliates as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of our consolidated affiliates for United States federal income tax purposes, and based upon our current income and assets (taking into account the expected proceeds from our initial public offering) and projections as to the market value of our ADSs immediately following the offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities for United States federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the current or any subsequent taxable year.

While we do not expect to be a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of our initial public offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for the current taxable year or future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where we retain significant amounts liquid assets including cash raised in our initial public offering, or if our consolidated affiliates were not treated as owned by us for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC in any taxable year, a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an ‘‘excess distribution’’ under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a United States Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Company Law (2018 Revision as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States.

Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year.

In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities.

Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company.

Upon completion of our initial public offering, we have become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION OF THE COMPANY

A.	History and Development of the Company

RISE Education Cayman Ltd is a holding company without substantive operations and we conduct our operations primarily through PRC entities, including our variable interest entity, or VIE, and its subsidiaries and schools. Our first self-owned learning center opened in Beijing in October 2007. Over the last ten years, we have expanded our network of learning centers across China, including Shanghai in March 2010, Guangzhou in September 2012, Wuxi in June 2013, Shenzhen in May 2014 and Foshan in December 2017. We also expanded our business to Hong Kong and Singapore through purchase of the business during the fourth quarter of 2017 (“Edge acquisition”). As of December 31, 2017, we had a total number of 270 learning centers, including 267 learning centers across 85 cities throughout China, two learning centers in Hong Kong and one learning center in Singapore, which consists of 64 self-owned learning centers operated by us and 206 franchised learning centers operated by our franchise partners through franchise arrangements.

In July 2013, Bain Capital Rise Education II Cayman Limited, or RISE Education, our current holding company, was incorporated as an exempted company under the laws of the Cayman Islands, and it was renamed as RISE Education Cayman Ltd in June 2017.

In July 2013, Rise IP (Cayman) Limited, or Rise IP, was incorporated as an exempted company under the laws of the Cayman Islands. Subsequently, a number of our wholly owned subsidiaries were established to acquire Rise IP and certain operating assets and entered a series of contractual arrangements with Beijing Step Ahead Education Technology Development Co., Ltd., or Beijing Step Ahead or our VIE, its schools and its shareholders. As a result, the VIE and its subsidiaries and schools have become our consolidated affiliates. See “—C. Organizational Structure—Contractual Arrangements among Our VIE, Its Schools, Its Shareholders and Us”.

Our principal executive offices are located at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China. Our telephone number at this address is +86 10-8559 9000. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, N.Y. 10016. Our website is en.risecenter.com.

Initial Public Offering

We listed our ADSs on the NASDAQ Global Market under the symbol “REDU” on October 20, 2017. On October 24, 2017, we completed the initial public offering of 11,000,000 ADSs, and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 1,650,000 ADSs.

B.	Business Overview

Overview

We primarily operate in China’s junior ELT market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged three to 18. We are a leader in China’s junior ELT market according to Frost & Sullivan, and we ranked second in 2016 with a market share of 10.7% in terms of gross billings in the premium segment. Furthermore, in 2016, we ranked first in the junior ELT market in Beijing with a market share of 11.4% and ranked second in the junior ELT market in tier-one cities with a market share of 5.9%, both in terms of gross billings according to Frost & Sullivan.

We pioneered the “subject-based learning” teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science are used to teach English. Our course offerings use interactive courseware to create an immersive English learning environment that helps students learn to speak and think like a native speaker. In addition, our curricula are designed to foster leadership and critical thinking skills in students while developing their self-confidence and sense of independence. This innovative and holistic approach to teaching English is increasingly attractive to Chinese parents who are looking for alternatives to traditional ELT programs in China, which are more test-oriented.

In 2016 and 2017, we had 36,173 and 49,894 student enrollments, respectively, in self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to twelve and 13 to 18, respectively. The curricula of Rise Start and Rise On use courseware that we have licensed from Houghton Mifflin Harcourt Publishing Company, or HMH, a leading American educational publisher, along with other self-developed content, while the curriculum of Rise Up is primarily based on our self-developed content. We also offer a number of complementary products to further enhance our students’ learning experience, including Can-Talk, Rise Library Online, Rise Camp, Rise Workshop and Rise Overseas Study Tour.

We devote significant resources to curriculum development to ensure that our course offerings are up-to-date, engaging and effective. We also focus on teacher training through a set of rigorous and systematic processes and programs so that teachers in both self-owned learning centers and franchised learning centers are able to deliver our curricula at a level consistent with our standards. As of December 31, 2017, we had 1,543 teachers in self-owned learning centers. The quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.

The Rise Model

Our teaching model is designed to promote the all-around growth of students. We believe every student is unique in their abilities, interests and personalities. We have developed a holistic approach to learning that promotes both the academic advancement and personal development of students in an immersive English-language environment. We offer subject-based courses in English that utilize various subject matters as the medium for English language instruction. Our courses are also designed to focus on skills such as public speaking, project management, and critical thinking and cultivate personal attributes such as leadership, teamwork, creativity and confidence. This unique model allows students to accumulate subject matter knowledge while also developing their language capabilities and strengthening important personal traits.

Our Teaching Philosophy

Our goals as educators are to further the academic progress and personal development of each student. We believe the aspects of our model listed below are critical to achieving these goals.

Subject-based courses

We use a subject-based approach to teaching English by using various subject matters such as language arts, math, natural sciences and social sciences, as the medium through which students accumulate language skills. Rather than learning the language itself through vocabulary, grammar, and syntax, students learn to use the language as a means to understand a variety of subject matters. This allows students to learn English while acquiring a variety of additional academic knowledge to complement their formal schooling. Moreover, subject-based learning trains students to comprehend and use English in a more natural and contextualized manner while making the learning process more intuitive, interesting and enjoyable.

Immersive learning

We deliver our products entirely in English. This compels students to approach and use English as a medium for communicating thoughts and ideas, rather than as a separate subject. This type of immersive learning gives students the opportunity to develop a deeper and more comprehensive understanding of the English language and helps students to not only achieve English language proficiency but also gain the ability to think and converse in English more naturally and in a manner similar to that of native speakers. Our parents are attracted to this novel approach to English instruction as they often learned English in a more rigid and traditional setting that did not provide them with the necessary context and understanding of the various nuances of the language.

Leadership training

Leadership and other soft skills are core focuses for us. Students are able to develop confidence, teamwork, collaboration, independent thinking, problem-solving, presentation and project management skills through both in-class and extra-curricular projects. Students are encouraged to speak in front of their peers in class as well as engage in a number of group projects to solve problems creatively. We believe these aspects of our products are particularly attractive to Chinese parents who increasingly believe these skills are an important contributor to the future success of their children.

Teaching Methodologies

We apply standardized course modules and teaching procedures in courses and across all self-owned and franchised learning centers, with teachers acting as facilitators throughout the process.

Technology-based teaching tools

We provide teachers in our learning centers and those in franchised learning centers with various technology-based teaching tools to allow them to more efficiently deliver our products to students. For instance, our multimedia and interactive lessons include content that is in standard American English pronunciation and intonation. We also use interactive white boards instead of textbooks to keep students engaged and to promote dynamic interaction in the classroom. We also have Rise V-World, a complementary study tool using virtual reality (VR) and augmented reality (AR) technology, which combines more recreational with educational elements to reinforce concepts taught in our courses and encourage students to apply their new knowledge to real-world situations through a variety of fun and challenging scenarios. Making technology available to our teachers and in the classroom is a critical component in maintaining quality control over our network of learning centers and ensures that all students have a similar experience.

Interactive learning

We utilize multiple interactive teaching methodologies to facilitate the learning process. Our courseware, classroom scenarios, classroom displays, teaching tools and learning materials are designed to promote student interaction with each other and teachers. Students also participate in interactive in-class activities such as debates, crafts and role plays, which effectively enhance learning results. We believe that interactive learning is more enjoyable to students, is better able to maintain their attention throughout the class, and is more effective at conveying important or complicated ideas, especially in the study of a foreign language.

Cooperative learning

Teachers are important in implementing our standardized teaching tools and curricular. They organize and manage class activities based on the principles of teamwork and accountability. We believe this methodology of teaching is especially appealing to younger Chinese parents, the majority of whom have grown up without siblings and in a school system that traditionally emphasizes individual achievement and competition among students.

Project-based learning

Our curricular require students to participate in a variety of projects where students are assigned different team roles and tasks based on their interests. Students use study tools that we have developed to complete various tasks, including conducting research projects, collecting data and making presentations. During the process, students learn how to set goals, manage projects and complete complicated tasks through collaboration. Project-based learning also encourages students to exercise creativity and to think outside the box, important skills that parents value, yet and are often under addressed by China’s traditional education system.

Independent thinking and problem solving

In order to cultivate the ability of students to think independently and develop problem solving abilities, we have implemented a series of distinctive teaching methodologies. For instance, our Thinking Graphic Organizer helps students develop and express their ideas through visual representations such as webbing, flow charts and mind maps. Four-Step Problem Solving is another teaching methodology we use to help students systematically understand and solve math problems, which includes understanding the problem, devising a plan, carrying out the plan, and verifying the results. These methods are useful in helping students develop the ability to understand and solve problems on their own, endowing them with important life skills that go far beyond rote memorization and testing skills.

Course Offerings

All our courses are developed based on our teaching philosophy and methodologies, and designed to improve each student’s independent learning, leadership and critical thinking skills. It also helps students with their reading, writing, science and cultural awareness, and helps them to become “global citizens.”

We offer incremental courses to students, starting each at an appropriate level and elevating them to more advanced courses. Currently our three flagship courses are Rise Start, Rise On and Rise Up targeting students in preschool, elementary school and middle school from the ages of three to six, seven to twelve, and thirteen to eighteen, respectively. Students in both self-owned learning centers and franchised learning centers are able to enroll in these courses.

We use standardized interactive curricular for our courses. The curriculum of Rise Start and Rise On uses HMH courseware along with other self-developed content, while Rise Up is primarily based on our self-developed curriculum. We have also developed more than 440 proprietary study tools for Chinese students, including scripted lesson plans for teachers, interactive courseware, practice or activity books for students and home application materials for families. By standardizing the curricular and related study tools used in each of our courses, we are able to ensure a consistent quality in each of our courses. This ability to control the quality of each class through standardized instruction is especially important as we expand our business to additional learning centers, especially franchised learning centers.

Rise Start

Rise Start is an offline course for preschool students ranging from the ages of three to six. Rise Start aims to help students develop good learning habits and learn through play, focusing on interaction, discovery and experience. In Rise Start, students are given age-appropriate lessons in English about subjects such as social studies, language arts, math and science. Rise Start consists of a total of approximately 190 course hours during an academic year, in which students come to learning centers one day each week, usually for up to six hours each time. Because students at this age have not yet begun their formal schooling, Rise Start students typically attend in the mornings and afternoons, utilizing our premises during the times in which the older students otherwise are not able to due to formal schooling.

Rise On

Rise On is an offline course for elementary school students from the ages of seven to twelve. Rise On strengthens student abilities across a variety of subject areas while emphasizing self-reliance and problem solving skills. Rise On students learn in English about subjects such as social studies, language arts, math and science. Rise On consists of a total of approximately 180 course hours, which students usually attend in afternoons and evenings, after they have completed their formal school day, or on the weekends.

Rise Up

Rise Up is a course developed for secondary school students from the ages of thirteen to eighteen, which is conducted primarily online. In addition to core skills that all of our course offerings foster, it also helps our students with standardized middle and high school test preparation. Rise Up consists of a total of approximately 170 online course hours using self-guided modules, which provides great flexibility to fit in the schedule of students, as well as approximately 40 online tutorial sessions with native English-speaking teachers that we have selected from our partner third-party platforms. Rise Up students are also required to attend an intensive 15-day offline study camp comprising approximately 90 course hours every summer for additional training and to practice skills that cannot easily be done online. In the fourth quarter of 2017, American High School Program was added to our Rise Up curriculum. This program was jointly hosted by us and a public education school in the United States. American High School Program applies United States standardized learning materials, through which Chinese students learn American high school credited core courses taught by American high school teachers both online and offline. This program aims to facilitate our students in preparation for admission by top United States universities for their higher education.

Our Complementary Products

We also offer a series of complementary products to students from both self-owned learning centers and franchised learning centers, including online products Can-Talk and Rise Library Online, and offline products Rise Camp, Rise Workshop and Rise Overseas Study Tour. We also recently acquired the business of a leading Hong Kong-based admissions consulting company specializing in overseas boarding school and college placement, which allows us to offer some of these products on a stand-alone basis.

Can-Talk

Can-Talk is a systematical online product that we launched in May 2017. Through Can-Talk, students receive one-on-one or small-class lessons from native English speaking teachers that we have selected from third-party platforms that we partner with, who are all certified by Teaching English to Speakers of other Languages, or TESL, to teach English. All native English-speaking teachers available through Can-Talk are from North America. Can-Talk is intended to enhance conversational and academic language skills for students from the ages of six or above. It engages students in learning-focused discussions of popular cultural topics and academic test-oriented topics. Through this platform comprising of 60 sessions, each of which lasts approximately 25 minutes, students are expected to gain greater linguistic skills. This product is designed to align with learning curves of our students. It comprise four levels, each consists of 60 sessions, approximately 25 minutes each. When one session is completed, an evaluation will be conducted to help students fully understand the learning results and to prepare them for more advanced sessions.

Rise Library Online

Rise Library Online offers online reading programs that provide highly engaging learning experiences for students through multi-functional capacities, including self-adaptive functions based on the Lexile measures, a popular reading assessment standard in the United States, interactive acoustic functions and interactive games. The Library can automatically filter, select and suggest suitable reading materials to students based on their English proficiency level and preferences measured by Lexile standards. The Library applies Stanford Research Institute (SRI) Speech Recognition and Assessment Technology during reading, which combines advanced acoustic models and industrial quality speech recognition engine to measure the accuracy of the pronunciation as the students read the story aloud. The Library also provides interactive multi-functional games that are played after reading a story, which develop and reinforce skills for listening, speaking, writing and reading comprehension. The Library not only provides self-owned textbook-style English reading materials with learning objectives closely aligned with our Rise Start and Rise On curricula, but also offers, through a partnership with a third-party content provider, over 2,600 books and magazines to foster reading habits for students.

Rise Camp and Rise Workshop

Rise Camp and Rise Workshop strive to cultivate students’ language skills by encouraging them to apply the English skills they develop during class into real-life situations. These programs take place in various domestic locations that provide an immersive learning environment for students age four or above to practice with native English speaking teachers. Rise Camp is a theme-based camp typically hosted in summer or winter. For instance, in the summer of 2016, we hosted a camp in Beijing where students learned about drone-related technology, artificial intelligence, coding and related science-based topics. Rise Workshop is typically organized during weekends or public holidays with a theme related to arts, social sciences and other topics that students are interested in, with a size of fifteen to twenty students per workshop. Rise Camp and Rise Workshop help students not only improve their English and extra-curriculum knowledge, but also their cooperation and communication skills by working together with group members to accomplish goals and complete tasks. We initiated Rise Camp and Rise Workshop in 2016, and since then we have hosted seven camps and 12 workshops where an aggregate of approximately 720 students had participated.

Rise Overseas Study Tour

For students age four or above wishing to experience studying abroad, we organize tours for students to attend classes in preschools, elementary schools and middle schools primarily in the United States and Canada. We act as the operator of this program and set the price for the tours. Each tour typically lasts for two to three weeks and usually takes place during the summer or winter. Similar to Rise Camp or Rise Workshop, for students younger than seven, parental presence is required. We have organized tours in approximately 40 overseas schools to provide a wide range of options to students, who can attend various classes with native English speaking students under supervision of teachers in those schools. Moreover, students have the opportunity to mingle with local families after class and gain real life language exposure and a better understanding of cultures in English speaking countries. We began offering Rise Overseas Study Tours in 2012, and in 2016 and 2017 approximately 520 and 630 students, respectively, participated.

Test tutoring and admission consulting

Through the Edge acquisition, we are able to operate programs of test tutoring and admission consulting for international school students via learning centers in Hong Kong and Singapore. Our testing tutoring courses help students in test preparations, including SAT, ACT, IELTS and TOEFL, and we provide consulting services to students applying for admission to United States universities. Students can also choose our admission consulting program to get professional advice on application for United States universities, which include university selection, academic guidance, essay-writing assistance and interview preparation.

Research and Curriculum Development

We have devoted significant resources to research and curriculum development, which are reflected in the quality of our course materials and effectiveness of our teaching methodologies. We use courseware consisting of course models and content licensed from HMH as the base of our Rise Start and Rise On courses and have developed complementary products to meet the needs of our students and take advantage of technological advancements. We frequently revise and upgrade our complementary products and have recently added several short-term courses to optimize our curricula.

Course Materials Based on HMH Licensed Courseware

A portion of the courseware that we use in our Rise Start and Rise On courses is licensed from HMH. Pursuant to license arrangements with HMH, we have an exclusive, subject to certain pre-existing third party rights, and royalty-free right to use certain HMH courseware developed before October 2011 in China permanently for after-school tutoring services for the primary purpose of teaching the English language to non-native English speaking students. Courseware developed by HMH helps students learn important subjects using simple English words and phrases, while also allowing us to easily standardize our courses across all learning centers.

In accordance with our rights under our license arrangements with HMH, we have developed various derivative products based on this HMH courseware, including certain tailored lesson plans for teachers, practice and activity books for students and after-class materials for parents and students to enhance interaction and study at home.

In-house Curriculum Development

We have a dedicated research and curriculum development team based in Beijing, with an average of over six years of relevant experience. Through workshops, trainings and international cooperation, our curriculum research and development team has successfully developed approximately 5,800 course hours and more than 440 course materials.

All of our supplementary curriculum are developed in-house. It typically takes about three months to twelve months to develop our new curriculum.

Our in-house curriculum development process includes three phases. During the first, or pre-development phase, we collect data and information on various potential products that we are considering and we seek feedback on those products from as many as 500 teachers, students and parents. We also conduct at least three rounds of professional consulting with academic experts and consultants on the proposed new course material. During the second, or development phase, our in-house professionals develop a new course proposal to be evaluated by our management and based on their feedback, these professionals revise the proposal and re-submit for approval. After the initial development is complete, we discuss each version across our various departments, a process that involves between 50 and 100 employees, in order to provide feedback to the development team and begin focusing on a final version. We repeat the cross-department review process at least three times during the development phase. During the final, or post development stage, we collect feedback from between 1,000 to 3,000 individuals, including teachers, course consultants, professors, students and parents, before we finalize the new course material.

External Courseware Development

We have engaged a third-party vendor in Ireland with significant experience in developing educational products to assist in our curriculum development. We use this vendor to develop complete courses for us, such as Rise Up Levels 1 and 2, and the curriculum development process is interactive and follows our standards. As of December 31, 2017, this vendor has developed the course materials for 350 course hours and 690 videos for us. We own the intellectual property rights for all course materials this vendor develops for us, and we pay them service fees based on the number of hours of developed courses.

Advisory Board

We have established an advisory board consisting of several reputable experts, including scholars, professionals and government officers in China’s domestic and the international education industry. These experts have an average of twenty years’ experience in education, research or English language teaching, and regularly provide high-level advice on education-related matters. These experts offer valuable advice on curriculum development, teaching quality, and other matters that effectively enhance our teaching and operating standards.

Our Learning Center Network

We operate self-owned learning centers through our consolidated affiliates including schools and a non-school enterprise in China, and cooperate with our franchise partners to operate the franchised learning centers across China. We also expanded our business to Hong Kong and Singapore through the Edge acquisition during the fourth quarter of 2017.

Our first learning center opened in Beijing in October 2007. In the same year, we agreed with our first franchise partner to open first franchised learning center in Chongqing. Since then we have expanded our learning center network of both self-owned and franchised learning centers rapidly, and have opened an average of 34 new learning centers per year during the past three years. As of December 31, 2017, we had a network of 270 learning centers across 85 cities throughout China, two learning centers in Hong Kong and one learning center in Singapore, of which 64 were self-owned and 206 were operated by our franchise partners, and among our 64 self-owned learning centers, 31 were located in Beijing, 13 in Shanghai, 7 in Guangzhou, 8 in Shenzhen, one in Foshan, two in Wuxi and two in Hong Kong.

The table below illustrates the expansion of our learning center network by showing the number of learning centers as of the dates indicated.

	As of December 31,
	2015	2016	2017
Self-owned	46	54	64
Franchised	147	167	206
Total learning centers	193	221	270

Self-owned Learning Centers

Our 64 self-owned learning centers are mostly located in China’s tier-one cities of Beijing, Shanghai, Shenzhen and Guangzhou, as well as certain selected cities, such as Wuxi and Foshan. We also operate two learning centers in Hong Kong.

Our self-owned learning centers range between approximately 500 and 2,000 square meters in size, and can typically accommodate up to approximately 1,000 students. Our largest learning center, located in Beijing is able to accommodate approximately 2,000 students. We lease all of the premises that hold our learning centers and prefer to enter into lease agreements of at least five years where possible. Our learning centers are usually located in shopping malls or other commercial centers, as this helps to attract new potential students and is usually more convenient to our students and their parents.

We are responsible for all of the operations of our self-owned learning centers. We implement strict quality control measures to make sure each self-owned learning centers is a safe, clean and friendly environment. We have established various processes to maintain high standards and quality within all of our self-owned learning centers. For instance, we have centralized the processes for teacher recruitment, teacher training, online marketing and branding, while adopting local quality control mechanisms in areas such as offline marketing. Each self-owned learning center has a principal who is experienced in education, adheres to our education philosophy, and implements our quality control system. We also have dedicated academic supervisors at each learning center who are responsible for teaching quality. Each school also will always have at least one staff member that is trained in first aid to ensure the safety of our students.

It generally takes us about three months to establish a new self-owned learning center after we have confirmed lease arrangements for the site. We thoroughly evaluate a site for a new learning center and consider factors including customer traffic, local competition, household income, student recruitment projections, staffing requirements and cost estimates. We typically initiate regulatory approval procedures, including school license and registrations with local educational authorities, immediately after the lease agreement is signed. We also conduct financial analysis to estimate return on investment, breakeven point and other key financial indicators before deciding to open any new learning center.

The table below sets forth the major steps involved in opening a new learning center.

6 months to 1 year prior to opening	• Seek suitable site and negotiate leasing arrangements

3 months prior to opening	• Sign rental lease

• Initiate regulatory approval procedures

2 months prior to opening	• Begin designing and remodeling center interior

• Hire principal and other supervisors

• Begin hiring teachers and other staff

• Conduct market research to formulate marketing plan

1 month prior to opening	• Begin team building process and teacher training

• Advertising and promotions

• Technology checks

Opening	• Opening ceremony

• Enroll students and begin classes

We intend to open more self-owned learning centers in tier-one cities and small cities close to tier one cities with good economic environment such as Foshan and Wuxi and continue to expand our network of franchised learning centers in other cities and regions across China.

Franchised Learning Centers

We have strategically adopted the franchise model to quickly expand the network of learning centers to non-tier-one cities. We also have a franchised learning center in Singapore.

Our criteria in selecting franchise partners include their financial capacity, commitment to education and experience in running education centers. We typically enter into franchise agreements with an initial term of five years with franchise partners and if any franchise agreement needs to be renewed, it will typically be renewed for an additional five-year period. We charge each franchise partner recurring franchise fees based on an agreed percentage of each franchised learning center’s collected tuition fees and also related individual course materials fees.

Potential new franchise partners are required to submit proposals to us containing site selection, market research and plans, anticipated number of students and potential number of learning centers. We have complete discretion in determining whether to accept an applicant as our franchise partner and execute a franchise agreement with them. Our franchise partners are responsible for all of the preparations in opening a new school, including site selection and leasing, interior design based upon our standards, installing all necessary equipment, hiring teachers and staff and recruiting students. Under the franchise model, our franchise partners purchase course materials and textbooks from us, and follow our standardized management system for franchised learning centers in their classroom instructions, their pricing and subsequent price adjustment, typically reviewed on an annual basis, are subject to our approval and we provide centralized trainings for their teachers and management team. We typically do not participate in the day-to-day operations of franchised learning centers.

We monitor operating results of franchised learning centers. Our franchise partners are required to submit to us the statistics of student enrollments in each franchised learning center on a monthly basis. We have a franchise management department of around 30 employees who continually monitor operating condition of each franchised learning center. Should the operating or financial situation of any franchised learning center deteriorate, our franchise management department may suggest plans for improvement to the franchise partner, and we may decide not to renew the franchise agreement with that franchise partner upon expiration if the situation does not improve. In addition, if any franchise partner fails to find a location within two months after signing the franchise agreement, or fails to open a new learning center within four months after signing the franchise agreement, we are entitled to terminate the franchise agreement. As of December 31, 2017, over 47% of our existing franchise partners have operated their franchises for more than five years.

Moreover, we are in the process of introducing a centralized online tracking system which all of franchised learning centers are required to install and use. It is expected that all franchised learning centers will be equipped with this system by the end of 2018, which will allow us to monitor the financial and operating results of the franchised learning centers in real time.

Standardized Management

We have established a standardized management system and process through which we manage and oversee important aspects of our self-owned and franchised learning centers across our network, including learning center administration, supply procurement and the development and sharing of teaching resources. By doing so, we are able to support and facilitate the management of both self-owned and franchised learning centers in an efficient manner as well as ensure consistency in the quality of our education.

Sharing and development of standardized teaching resources

To increase the effectiveness and consistency of teaching quality across learning centers, we have unified our teaching goals, guidelines and materials and courseware at each stage of our courses offered in all self-owned and franchised learning centers. By following these unified guidelines, we make it easy for teachers to effectively teach students in a manner that adheres to our teaching philosophy. Our standardized teaching resources are attractive to parents as they provide them certainty that their children will be participating in structured and effective lessons prepared by education experts regardless of the learning center or the class their children attend. By unifying our teaching materials, it also makes it easier for us to monitor learning results across all of our learning centers and make adjustments and improvements to our materials and resources as needed.

Centralized teacher trainings and academic assessment

We have standardized teacher trainings and academic assessment systems for all teachers employed at both self-owned and franchised learning centers.

All teachers are required to participate in mandatory and ongoing trainings at our headquarters, both at their respective learning centers and online. These trainings all teachers to deepen their understanding of our teaching philosophy, and enhance their skills in better utilizing our teaching resources and provide each student with a quality and effective learning experience.

We assess the academic performance of each teacher on a quarterly basis. Our teacher assessment standards include a number of factors, including teaching performance, written test results, English proficiency and communication skills.

Learning center operation

We have adopted a centralized online tracking system to monitor the daily operation of each self-owned learning center. This system tracks important aspects of the each school’s operations, such as student enrollment, renewals, teacher staffing and certain operating costs. We conduct periodic reporting meetings with the principals and academic supervisors of each learning center to review results and discuss how to enhance operational performance. We have also unified the design and decorations in all of self-owned learning centers, as well as the procurement procedures and standards for most aspects of the establishment and operation of our learning centers, including computers, desks and chairs, uniforms and other equipment.

Learning results assessment

We also have standardized procedures to monitor and track student’s learning results. Teachers are trained to record each student’s performance in class in a systemic method for further tracking and review. We have quarterly academic examinations and benchmark online tests to monitor each student’s learning progress.

Parent communications

We have standardized the procedures and contents of communication with the parents of students in all self-owned learning centers. We assign at least one teacher in each class to keep regular communications with the parents, including providing updates on their child’s progress, following up with after-class homework of the students, collecting feedbacks from parents and recommending new products to the parents.

Students

In 2016 and 2017, we had a total of 36,173 and 49,894 student enrollments, of which 18,330 and 22,764 were new enrollments, respectively, at self-owned learning centers.

We consider students’ English abilities and ages before placing students in appropriate courses and track their performance during our course offerings. We believe our courses are effective in enhancing the English language skills of students. For example, in a group of our Grade 6 students that took the TOEFL Junior Tests, 73.3% achieved a result that surpassed the median score for Grade 6 native English-speaking students in the United States that took the same exam.

Teachers

As of December 31, 2015, 2016 and 2017, we had a total of 1,162, 1,253 and 1,543 teachers, respectively, employed by self-owned learning centers. Most of our teachers are full-time employees.

Teachers are responsible for leading each class through the various materials and presentations, and engaging all students in each learning activity. Although we have standardized our teaching tools, teachers must be familiar with our teaching methodologies and the material for each lesson in order to deliver it effectively.

In addition to teaching our students, teachers also focus on serving the needs of the parents of students. Teachers establish multi-channel communications with the parents, including regular offline meetings with parents and weekly follow-up phone calls, as well as online communications and seminars, assisted by other staffs with administrative work, follow up on after-class homework with the parents and students, and recommend various Rise products to the parents. Moreover, we have established an online platform called “Rise Club” where parents can consult with teachers with various questions instantly and check performance results of their children online. As of December 31, 2017, Rise Club had a total number of more than 340,000 registered users.

Teacher training and evaluation

We offer centralized and continuous trainings for teachers, which consists of a minimum of seven incremental training steps. These trainings primarily focus on effectively delivering our highly standardized course modules. For instance, we provide two weeks of intense training to each teacher right after recruitment, and we continue to provide them with training at our learning centers throughout the duration of the time with us. After training, teachers are required to pass a variety of exams before teaching our classes. We also have an in-house nine-star rating system to track the performance of teachers, which accounts for important factors including teaching quality, student retention rate, satisfaction level of parents, performance review by principals and other factors such as safety and academic contribution. The salary of each teacher is linked to their individual performance, as measured by our rating system.

We also cooperate with overseas educational institutes for teacher training and international accreditations, and many of teachers hold qualification certificates accredited by reputable overseas institutes.

Teacher recruitment

We hire teachers based on their education background, English proficiency level, personalities and passion for teaching. For students attending our more advanced courses such as Rise On, we primarily look for candidates with outstanding academic background and adequate teaching experience. For applicants to teach our younger students in Rise Start, we favor candidates who are caring and patient. Our major teaching recruitment channels include campus recruitment, public recruitment through agencies or headhunters and cooperative programs with normal universities.

Tuition and Fees

We offer our products at different prices in different cities, which we adjust on an annual basis based on a variety of factors, including local income standards and demand for our services. Our annual tuitions and fees are generally higher than our competitors because we believe we offer premium products that parents are willing to invest in. Tuitions and fees in franchised learning centers located in non-tier-one cities are generally lower than self-owned learning centers that are usually located in tier-one cities. We generally increase our standard tuition and fees on an annual basis. In 2016 and 2017, the average tuition fees for our courses ranged from approximately RMB16,000 to RMB28,000 per year.

Parents are required to prepay tuition and fees for the entire academic year before students can begin classes. If a student withdraws during the year, we offer tutoring course fee refunds in accordance with local education bureau’s regulations. We also charge different prices for each of our complementary products, either by an annual subscription fee or by referring to the prevailing market rates.

Public Cooperation

Drafting and Reviewing National Standards

Our teaching approach and methodologies have been recognized by multiple national authorities and organizations in China, and we have been invited to participate in the drafting and reviewing certain national education standards. For instance, we assisted in drafting the basic requirements of language training services for children and early youth in October 2016, which was initiated by the Chinese National Institute of Standardization, a national authority responsible for establishing education standards, and the China Quality Certification Center.

National Subject Research

Since 2012, we have actively participated in China’s 12th five-year national subject research initiated by National Association of Foreign Language Education, the Chinese Society of Education. As a result, we compiled and published Rational and Classroom Implementations of Subject English Education as a textbook for the promotion of subject-based English in China.

Public School Faculty Training

We cooperate with universities and public schools in providing various trainings for English teachers. Since 2009, we have been invited by the Beijing Educational Society to cooperate with Changchun Normal University to help their college students improve their English teaching skills. We have also provided training to more than 300 public school teachers in Beijing and Ji’nan from 2015 to December 31, 2017.

Subject English Education Research Academy

In 2013, we initiated Subject English Education Research Academy under The Beijing Academic Society for Education, which established the Beijing subject English Teacher Standards in 2013, and our management members play important roles in this academy, which functions as a self-governing organization in China’s regional education industry and sets up several industrial standards. As of December 31, 2017, more than 13 public and private schools and other educational organizations had become members of this academy.

Branding, Sales & Marketing

Branding

We position ourselves as the leader in the junior ELT market in China. Our brand is recognized by multiple educational authorities and organizations in China. For instance, we were accredited as the “Most Popular Junior English Education Organization” by edu.qq.com in 2014, the “Most Reputable Junior English Education Organization” by edu.qq.com in 2015, “Most Creative Brand of the Year” by Beijing News in 2016, one of the 13 “Reputable Education Organization” by Xinhua.com in 2016. In 2017, we have received “Powerful Education Brand of the Year” by Tencent, “Influential Elite in Education of the Year” and “Powerful Education Brand of the Year” by Xinhua.com, “No Boundaries for Education” and “Leader of Education Sector” by NetEase, “Trust Brand of Training Institution” by Beijing Evening Post, “Powerful Foreign Language Education Brand of the Year” by Baidu Education, and “Powerful Brand for Foreign Language Training Institution of the Year” by China.org.cn.

We promote our brand through a series of marketing and public relationship activities, including traditional marketing means such as television ads, internet ads, outdoor display ads, new media as well as large events such as Rise Cup and Rise Star.

Rise Cup

Rise Cup is an annual nationwide English language project competition we host for all of students, regardless of their location, English level, or age. Participants are encouraged to complete certain tasks through teamwork in a fun manner. The four rounds of Rise Cup challenge students to improve their skills in language, project management, leadership and cooperation. It aims to make students think creatively, critically and independently. Rise Cup provides a platform for students to express their ideas and to prove that they can overcome challenges. Rise Cup concludes with an onstage performance by students, in which they present their projects, using their fine-tuned English skills, in front of an audience of thousands of their fellow students, their parents and judges. In 2017, a total of approximately 49,000 students from 76 cities participated in Rise Cup.

Rise Star

Rise Star is an annual online marketing campaign that we host to promote our brand. Rise Star is a competition for students mainly between the ages of three and eight. Based on a unique theme every year, students participate in the competition by making their own videos expressing their views. For instance, the theme of Rise Star in 2017 was “Wild Animal Rescue,” which gave students the opportunity to submit online presentations on the importance of protecting wild animals. It not only encourages students to pursue their interests after class, conduct research independently and present their ideas in a creative way, but also promotes our image by broadcasting the image and products of students in public. We post clips of Rise Star videos on social media and online websites with heavy traffic, which effectively attracts existing and potential customers as well as public interest. In 2017, a total of approximately 45,000 students participated in Rise Star which has attracted more than 40 million page views on our website as of the date of this annual report.

Marketing

Our marketing approaches integrate our centralized marketing channels through headquarters with localized marketing efforts by each learning center. We conduct marketing activities through both online and offline channels.

Online channel

We place online and mobile advertisements mainly on search engines and conduct marketing on leading web portals and social media platforms in China. When selecting marketing agents, we concentrate on their demonstrative ability to generate traffic, and we have accumulated good credit with reputable social media platforms in China who help us to attract potential customers. Furthermore, we cooperate with innovative media platforms and place banner advertisements or advertorials on education-focused platforms and mobile news apps.

Offline channel

We place outdoor display advertisements in public transportation terminals and residential complexes in selected cities. For instance, we regularly set up booths in shopping malls or supermarkets near our learning centers to distribute leaflets and register new students. We sometimes offer demonstrations in the communities around those centers, or participate in large-scale exhibitions and mega events such as carnivals for children to promote our brand and attract potential customers. We also launch marketing campaigns with partners from vertical industries to achieve synergy from time to time. In addition to the centralized marketing team working at our headquarters, we also have a sales force in each of our learning centers.

By integrating these resources, we have established a stable marketing pool with a multifaceted approach. Moreover, our word-of-mouth referrals counted for approximately 30% in new student enrollment in 2016 and 2017.

Sales

We have a strong sales team consisting of approximately 490 sales personnel as of December 31, 2017. Our sales approaches are flexible and aim to effectively utilize our online and offline marketing strategies to attract new students. We provide extensive and periodical sales trainings to each of our sales personnel to enhance their sales skills and performance.

Competition

The junior ELT market in China is rapidly evolving, highly fragmented and competitive. We are currently a leader in China’s junior ELT market and in our core market, our major competitors include EF Kids and Disney English.

We believe the principal competitive factors in our industry include the following:

•	brand recognition;

•	scope and quality of course offerings;

•	capability of product development and teacher training;

•	standardized management and scalable business model;

•	customer satisfaction; and

•	ability to effectively market course offerings to a broad base of prospective customers.

Given these factors, we believe we are in a favorable position as a provider of junior ELT in China.

Intellectual Property

Pursuant to license arrangements with HMH, we have been granted an exclusive, subject to certain pre-existing third party rights, and royalty-free right to use certain courseware developed by HMH before October 2011 in China permanently for after-school tutoring services for the primary purpose of teaching the English language to non-native English speaking students. The curricula of Rise Start and Rise On use this HMH courseware, along with other self-developed content. These arrangements also entitle us to develop derivative products based on this HMH courseware, including tailored lesson plans for teachers, practice and activity books for students and after-class materials for parents and students to enhance interaction and study at home. We own the intellectual property rights for all of these derivative products, subject to HMH’s ownership of the intellectual property rights in its underlying courseware. We have complied with the licensing arrangements with HMH during our operations.

We also have self-developed courseware, course materials and complementary products. Moreover, the majority of trademarks that we have registered are related to our self-developed course materials or products.

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our intellectual property, we reply on a combination of trademark, copyright and trade secret laws, and confidentiality agreements with our employees and contractors. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of December 31, 2017, our intellectual property rights include the following:

•	registration of 17 domain names, including our risecenter, rdchina, risechina, riseedu, risehongkong, seerabj, riselinkedu and e-learningkid websites;

•	206 registered trademarks, including Rise, Rise Immersion Subject English, Rismart, Pre-Rise, Mini Rise, Rise Pro, Rise Sat, Rise AP, Rise Act, Rise On, Rise Up, Rise Start and Rise Link, each of which bolsters our strong brand recognition in China;

•	67 copyright registration in China; and

•	1 patent in China.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover students and teachers’ actual expenses for injuries they might sustain at our learning centers. We also maintain insurance to cover our liability should any injuries occur at our learning centers. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other ELT education providers of a similar scale in China.

Regulation

We operate our business in China under a legal regime consisting of the National People’s Congress, which is China’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or MOE, the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Civil Affairs, the State Administration for Market Supervision, or SAMS, and their respective local offices. This section summarizes the principal PRC regulations related to our business.

Regulations Related to Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the National People’s Congress of the PRC, or NPC, enacted the Education Law of the PRC, or Education Law, which was amended on August 27, 2009 and further amended on December 27, 2015. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising preschool education, elementary and middle school education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other education institution. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of education institutions in accordance with PRC laws and regulations.

The Law for Promoting Private Education and Its Implementation Rules

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013. The Implementation Rules for the Law for Promoting Private Education of the PRC became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools that provide academic education, preschool education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools that engage in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA, or its local counterparts as a private non-enterprise institution. The measures governing for-profit training institutions registered with the Industry and Commerce Department shall be separately formulated by the State Council. As of December 31, 2017, we have established 16 schools in Beijing, Shanghai, Guangzhou and Shenzhen, which are required to obtain the Permits for Operating a Private School and register with relevant local counterparts of the MCA, and one non-school enterprise in Wuxi registered with the local industry and commerce department, which operates the same business as our private schools do, though it is not required by the local education authority to obtain the Permit for Operating a Private School. For a detailed description of the risks regarding not obtaining relevant permits, see “Item 3. Key Informaiton—D. Risk Factors—Risks Related to Our Business and Industry—A number of learning centers operate without the required licenses, permits, filings or registrations.”

Under the above regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is similar, in certain aspects, to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, or board of members, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school. While private education is treated as a public welfare undertaking under the above regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor requires reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. As of December 31, 2017, among our 16 private schools, 14 were registered as schools requiring reasonable returns, and 2 were registered as schools not requiring reasonable returns.

No nationwide regulation has been promulgated to regulate the establishment of additional learning centers outside the registered address of a school to date, and different provinces or cities have adopted different procedures. For example, in Beijing, Shenzhen and Guangzhou, an additional learning center shall be located in the same district where the private school is registered and the establishment of an additional learning center is subject to a prior approval or filing procedure with relevant education authority. In Shanghai, an additional learning center is allowed to be established across different district from where the school is registered, provided that it is approved by relevant education authority. Among the 60 self-owned learning centers operated by our 16 schools as of December 31, 2017 (other than the other two self-owned learning centers operated by our non-school enterprise in Wuxi and two self-owned learning centers operated by our non-school enterprise in Hong Kong), 16 are located in the same address where the schools are registered, 7 are located in the same address where the schools are applying for registration, and 37 are located outside the registered addresses of those schools and thus are subject to approvals by or filings with local education authorities.

On November 7, 2016, NPC issued the Amended Law on the Promotion of Private Education, which came into force on September 1, 2017. Under the Amendment, the term “reasonable return” is no longer used and sponsors of private school may choose to establish non-profit or for-profit schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit schools that are engaged in compulsory education. The Amendment further establishes a new classification system for private schools depending on whether they are established and operated for profit-making purposes. According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

•	Profit distribution. Sponsors of for-profit schools may adopt the form of a corporation under the PRC Company Law, which are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors, i.e. the shareholders, pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the non-profit schools;

•	Tuition. For-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from the relevant government authorities. The collection of fees by non-profit schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

•	Government Support. Taxation policies for for-profit private schools are still unclear as more specific provisions are yet to be introduced. On the other hand, non-profit schools enjoy more supportive measures than for-profit schools, such as government subsidies, fund awards and incentive donations. For example, non-profit schools will enjoy the same preferential tax treatments as public schools. Furthermore, non-profit schools enjoy the same treatment as public schools with respect to the supply of land, which will be supplied by the government through allocation or other means, while land will be supplied to for-profit schools in accordance with applicable laws; and

•	Liquidation. The remaining assets of for-profit schools shall be distributed to the sponsors in accordance with the PRC Company Law, while the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools.

On December 29, 2016, the State Council issued the Several Rules of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or State Council Rules, which request to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Rules also provide that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc.

On December 30, 2016, MOE, MCA, the former State Administration for Industry & Commerce, or the SAIC, the Ministry of Human Resources and Social Security, or MOHRSS, and the State Commission Office of Public Sectors Reform, or SCOPSR, jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being examined by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register the for-profit school as a corporation and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level. After specific rules to implement the Amended Law on the Promotion of Private Education are issued by provincial governments, we will be required to re-register our schools either as non-profit schools or for-profit schools according to PRC company law. In light of the practical time required to complete such process, we expect there might be a transition period for private schools to complete the aforesaid required re-registration process which we believe would not materially or adversely affect our business and results of operations.

On December 30, 2016, the MOE, SAIC and MOHRSS jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, as the case may be, and then be registered with the competent branch of SAIC.

On September 1, 2017, SAIC and MOE jointly issued the Notice of Relevant Work on the Registration and Management of the Name of For-Profit Private Schools, which specifies the requirements on the names of for-profit private schools.

As of the date of this annual report, certain local governments, such as Shanghai, Jiangsu province, Hebei province, and Shaanxi province have promulgated their local regulations relating to legal person registration and administration for private schools. Some local governments such as Shanghai require the existing private schools shall make the decision for their choice in registering as for-profit or non-for-profit schools within a specific time period. However, the national implementation regulations or the implementation regulations for other local government such as Beijing have yet to be introduced.

Foreign Investment in Private Education

In 1995, the National Development and Reform Commission, or NDRC, and MOFCOM promulgated the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, as amended on June 28, 2017 and effective on July 28, 2017, pursuant to which (1) non-academic occupational skill training education is categorized as an encouraged industry for foreign investors, (2) preschool education, high school education and higher education are restricted industries for foreign investors, and foreign investments are only allowed to invest in preschool education, high school education and higher education in cooperative ways and the domestic party shall hold a dominant position in the cooperation, and (3) compulsory education, i.e., elementary school and middle school education, is a prohibited industry for foreign investors. Other education related businesses that are not encouraged, restricted or prohibited fall into the allowed industry. As such, our business falls into the category of allowed industry for foreign investment under the Foreign Investment Catalog.

Sino-foreign cooperation in school operation is specifically governed by the Regulation on Operating Sino-foreign Schools of the PRC, which was promulgated by the State Council on March 1, 2003, as amended on July 18, 2013. In addition, The Implementing Rules for the Regulations on Operating Sino-foreign Schools was promulgated by MOE on June 2, 2004 and became effective on July 1, 2004. Pursuant to this regulation and these rules, any foreign entity that invests in the education business in China through sino-foreign cooperation must be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and, to comply with PRC laws and regulations, have entered into a series of contractual arrangements with our VIE and its schools and shareholders.

On June 18, 2012, MOE issued the Implementation Opinions of MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these laws, regulations and opinions, the proportion of foreign capital in a PRC-foreign cooperative education institute shall be less than 50%.

Collection of Private Education Fees

Pursuant to the Interim Measures for the Management of the Collection of Private Education Fees, which was promulgated by NDRC, MOE and MOHRSS on March 2, 2005, the types and amounts of fees charged by a private school providing academic education shall be examined and verified by education authorities or the labor and social welfare authorities and approved by the governmental pricing authorities. A private school that provides non-academic education shall file its pricing information with the governmental pricing authority and publicly discloses such information. If a school raises its tuition levels without obtaining the proper approval or making the relevant filing with the relevant government pricing authorities, the school would be required to return the additional tuition fees obtained through the raise and become liable for compensation of any losses caused to the students in accordance with relevant PRC laws.

According to the Amended Law on the Promotion of Private Education, the fees charged by for-profit schools are determined by the schools at their discretion, while the fees charged by non-profit schools shall be regulated by the relevant local government authorities.

Regulations Related to Publishing and Distribution of Publications

The State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, on December 25, 2001, as amended on February 2, 2016. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

In addition, the former General Administration of Press and Publication and MOFCOM issued the Administrative Regulations on Publications Market on July, 24, 2003, as amended by SAPPRFT and MOFCOM on May 31, 2016. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general wholesale or retail distribution of publications shall obtain a Permit for Operating Publications Business.

Rise Tianjin, our PRC subsidiary, obtained the Permit for Operation Publications Business on August 17, 2015.

Measure for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers

On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, which prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. For a detailed description of the risk associated with these matters, see “Item 3. Key Informaiton—D. Risk Factors—Risk Related to Our Business and Industry—We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers.”

Regulations Related to Online Business

Internet Information Services

The State Council promulgated the Internet Information Services Administrative Measures, or Internet Information Measures, on September 25, 2000, as amended on January 8, 2011. According to the Internet Information Measures, Internet information services refer to service activities which provide information to online users through the Internet, which are divided into services of a commercial nature and services of a non-commercial nature. Commercial Internet information services refer to compensatory services which establish websites providing information to online users through the Internet, while non-commercial Internet information services refer to non-compensatory services which provide public information to online users through the Internet. Entities engaging in commercial Internet information services shall obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities. Entities engaging in non-commercial Internet information services shall file for record with the telecommunications authorities.

Broadcasting Audio-Video Programs through the Internet or Other Information Network

On July 6, 2004, the former State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize SARFT, the Ministry of Culture, or MOC, and the former General Administration of Press and Publication, or GAPP, to adopt detailed implementation rules according to these decisions.

On December 20, 2007, SARFT and the former Ministry of Information Industry, or MII, jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was further amended on August 8, 2015. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain an “Internet audio/video program transmission license” from SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. On April 1, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service, or the Categories, as amended on March 3, 2017, which clarified the scope of Internet Audio-Visual Programs. According to the Categories, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second sub-category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education.

On June 1, 2016, SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services. This regulation applies to “private network and targeted communication audiovisual program services,” i.e. the provision of radio and TV program and other audiovisual program services to the targeted audience with TV, and all types of handheld electronic equipment, etc., as terminal recipients, and through setting up virtual private network through local area networks and Internet or with Internet and other information networks as targeted transmission channels, including the provision of contents, integrated broadcast control, transmission and distribution, and other activities conducted by such forms as Internet protocol television (IPTV), private network mobile TV, and Internet TV. Whoever provides private network and targeted communication audiovisual program services, such as content provision, integrated broadcast control, and transmission and distribution, shall obtain a License for the Dissemination of Audiovisual Programs through Information Network in accordance with the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services.

Internet Culture Activities

On February 17, 2011, MOC promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011. The Internet Culture Provisions require ICP services providers engaging in commercial Internet culture activities to obtain a permit from the appropriate culture authority. Internet cultural activities includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. Internet cultural products is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet, which mainly include Internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays, online performances, online works of art and online cartoons, and Internet cultural products produced from cultural products such as music entertainment, games, shows and plays, performances, works of art, and cartoons through certain techniques and duplicate those to Internet for dissemination.

Internet Publishing

On February 4, 2016, SAPPRFT and MIIT jointly issued the Administrative Measures of Internet Publishing Services, or the Internet Publishing Measures. According to the Internet Publishing Measures, an online publishing services permit shall be obtained to provide online publishing services. Online publishing services refer to providing online publications to the public through information networks. Online publications refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by SAPPRFT.

Under PRC laws and regulations, we may be required to obtain an ICP license, an internet audio or video program transmission license, an internet culture permit and an online publishing services permit for the operation of our online educational products, such as Rise Up and Can-Talk. See “Item 3. Key Informaiton—D. Risk Factors—Risks Related to Our Business and Industry—A number of learning centers operate without the required licenses, permits, filings or registrations.”

Regulations Related to Franchise

The State Council promulgated the Administrative Regulations on Commercial Franchising, or Franchise Regulations, on February 6, 2007. MOFCOM promulgated the Administrative Measures on Filing of Commercial Franchise, or the Franchise Filling Measures, on April 30, 2007, as amended on December 12, 2011, as well as the Administrative Measures on Information Disclosure of Commercial Franchise, or Franchise Information Disclosure Measures, on April 30, 2007, as amended on February 23, 2012.

Under the above regulations, franchise operations refer to a license by an enterprise owner of registered trademarks, enterprise logos, patents, proprietary technologies or other business resources, or franchisor, to another business operator, or franchisee, to use such business resources owned by the franchisor through a contractual arrangement, where the franchisee operates the business according to a uniform business model stipulated under the contract and pay the franchisor franchising fees.

When engaging in a franchise operation, a franchisor and a franchisee shall enter into a written franchise contract containing several key elements such as basic information of the franchisor and the franchisee, terms and conditions of the franchise operation. A franchisor shall file with MOFCOM or its local office within 15 days from the date of entering into a franchise contract with a franchisee for the first time, and shall report to the filing agency on information on franchise contracts executed, revoked, terminated or renewed in the preceding year before March 31 of each year.

Given that our franchised learning centers are owned and operated by our franchise partners, and we only provide franchise services to our franchise partners rather than operating those franchised learning centers directly, the regulations related to foreign investment in the education industry do not apply to our franchising activities. Beijing Step Ahead, our VIE, is the entity owning business resources, including certain registered trademarks and logos, and entering into franchise agreements with our franchise partners. Beijing Step Ahead has filed with MOFCOM all the franchise agreements that have been executed as of December 31, 2017.

Regulations Related to Intellectual Property Protection

Copyright

NPC amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The Copyright Law was further amended on February 26, 2010.

To address copyright infringement related to contents posted or transmitted over the Internet, the National Copyright Administration and MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was amended on August 30, 2013 and became effective from May 1, 2014, registered trademarks refer to trademarks that have been approved and registered by the Trademark Office of the State Administration for Industry & Commerce, which include commodity trademarks, service trademarks, collective marks and certification marks. The trademark registrant shall enjoy an exclusive right to use the trademark, which shall be protected by law.

Domain name

Pursuant to the Administrative Measures for Internet Domain Names, which was promulgated by MIIT on August 24, 2017 and became effective on November 1, 2017, domain name shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol (IP) address of that computer and the principle of “first come, first serve” is followed for the domain name registration service. Domain name applicants shall provide true, accurate and complete identification of the domain name holder as requested by the domain name registration service provider. The domain names registered or used by an organization or individual shall not contain any contents prohibited by laws and administrative regulations.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate PRC authorities or banks authorized by appropriate PRC authorities is required where RMB capital is to be converted into foreign currency and remitted out of China to pay capital expenses.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments. On January 26, 2017, SAFE issued SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.

Regulations Related to Employee Share Incentive Awards Granted by Listed Companies

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to our share incentive plans if there are any material changes to the share incentive plans, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted incentive shares will be subject to these regulations upon the completion of our initial public offering.

Regulations Related to Foreign Direct Investment in the PRC

According to the previous PRC regulations on direct foreign investment, capital contributions from foreign investors to its PRC subsidiaries, which are considered as foreign-invested enterprises, may only be made when approval by MOFCOM or its local counterpart is obtained.

On September 3, 2016, the Standing Committee of NPC passed amendments to the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law. The amended laws provide that, with respect to matters involving foreign-invested enterprises that are not captured by the special administrative measures specified or approved by the State Council, a record-filing requirement, instead of the approval requirement otherwise provided in the laws, will be applicable. MOFCOM promulgated the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises on October 8, 2016 and further amended it on July 30, 2017, which set forth detailed guidance on, among other things, the scope of application timing, process, information required for the filing, and authorities in charge of the filing. The Foreign Investment Catalog, promulgated by the NDRC and MOFCOM on June 28, 2017 and became effective on July 28, 2017 sets out the special administrative measures for admission of foreign investment, i.e. the negative list for admission of foreign investments, including restricted industries and prohibited industries.

Given that registered capital and total investment amount of Rise Tianjin are currently the same, if we seek to make a capital contribution to Rise Tianjin we must first apply to increase both its registered capital and total investment amount, while if we seek to provide a loan to Rise Tianjin, we must first increase its total investment amount. Although we currently do not plan to utilize the proceeds from our initial public offering to increase the registered capital of Rise Tianjin, or to provide any loan to Rise Tianjin or our VIE and its subsidiaries or schools, if we seek to do so in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering or other funding to make loans or additional capital contributions to our PRC subsidiaries and consolidated affiliates, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The Draft Foreign Investment Law

On January 19, 2015, the MOFCOM published the Draft Foreign Investment Law and the accompanying explanatory note of the Draft Foreign Investment Law, or the Explanatory Note, which contains important information about the Draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in the PRC controlled by foreign invested enterprises, or FIEs, primarily through contractual arrangements. The Draft Foreign Investment Law and the Explanatory Note have not been finalized and have not come into effect. The Draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, as well as detailed implementing rules.

The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and introduced the concept of “actual control” determined by the identity of the ultimate natural person or enterprise that controls the domestic enterprise. If an enterprise is actually controlled by a foreign investor through contractual arrangements, such enterprise may be regarded as a FIE. Such FIE is restricted or prohibited from investment in certain industries listed on the negative list unless permission from the competent authority in the PRC is obtained. The Draft Foreign Investment Law also provides that any FIEs operating in industries on the negative list will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, FIEs operating in industries on the negative list may not be able to continue to conduct their operations through contractual arrangements.

Pursuant to the Draft Foreign Investment Law, as far as new VIE structures are concerned, if the domestic enterprise under the VIE structure is controlled by Chinese nationals, such domestic enterprise may be treated as a Chinese investor and therefore, the VIE structures may be regarded as legal. On the contrary, if the domestic enterprise is controlled by foreign investors, such domestic enterprise may be treated as a foreign-investor or foreign-invested enterprise, and therefore, the operation of such domestic enterprise through VIE structures may be regarded as illegal if the domestic enterprise operates in a sector which is on the negative list and the domestic enterprise does not apply for and obtain the necessary approval.

Regulations Related to Loans to the PRC Entities by Offshore Holding Companies and Cross-border Guarantee

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on August 27, 1987, the Implementing Rules on Statistics and Supervision of Foreign Debt by SAFE on September 24, 1997, and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, NDRC and MOFCOM and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign- invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, and registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners. On April 28, 2013, SAFE promulgated the Measures for the Administration of Foreign Debt Registration, further formulating the registration requirements of foreign debts.

On May 12, 2014, SAFE promulgated the Provisions on Foreign Exchange Administration of Cross-border Guarantee, under which overseas lending secured by domestic guarantee, whereby the place of the registration of the guarantor is within the PRC, while the places of registration of both the debtor and the creditor are outside the PRC, is a kind of cross-border guarantee, and the domestic guarantee shall register the guarantee contract with a local branch of SAIF within 15 working days after the conclusion of the guarantee contract.

M&A Regulations and Overseas Listings

Under the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (2) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. The M&A Rules require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange.

C.	Organizational Structure

We conduct our businesses through our subsidiaries and our VIE and its subsidiaries and schools. The chart below summarizes our corporate structure and identifies the principal subsidiaries and consolidated affiliates described above and the places of incorporation as of the date of this annual report:

Bain Capital Rise Education IV Cayman Limited (Cayman Islands)
Paper Crane Holding Limited(2) (Hong Kong)
Public shareholders
74.4%(1)
0.2%(1)
22.2%(1)
RISE Education Cayman Ltd (Cayman Islands) 100%
100%
RISE Education Cayman III Ltd (Cayman Islands)
100%
RISE Education Cayman I Ltd (Cayman Islands)
100%
Edge Franchising Co. Limited(3)(4) (Hong Kong)
100%
Rise IP (Cayman) Limited (Cayman Islands)
100%
Bain Capital Rise Education (HK) Limited(5) (Hong Kong)
(12)
(10)
Outside PRC
Inside PRC
(11)
Peng Zhang(6)
Yiding Sun(6)
80%
20%
Rise Tianjin Education Information Consulting Co., Ltd. ("WFOE")
(12)
Beijing Step Ahead Education Technology Development Co., Ltd. ("VIE")
100%
100%
51%
51%
Shanghai Riverdeep Education Information Consulting Co., Ltd.
Guangzhou Ruisi Education Technology Development Co., Ltd.
Shenzhen Mei Ruisi Education Management Co., Ltd.(7)
Wuxi Rise Foreign Language Training Co., Ltd.(7)(9)
(13)
100%
Shanghai Boyu Investment Management Co., Ltd.
Our Schools(8)(9)
Equity interest
Contractual arrangements
Sponsorship interest

(1)	As of the date of this annual report, 3.2% equity interests are held by directors, senior management and key employees in the company. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership.
(2)	Paper Crane Holdings Limited is wholly and directly owned by Duc Ngoc Luu, a vice president of the Company.
(3)	We acquired 100% equity interest in Edge Franchising Co. Limited from the Edge Learning Centers Limited in November 2017. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”
(4)	As of December 31, 2017, we had one franchised learning center in Singapore that was operated by our franchise partner in Singapore through a franchise agreement with Edge Franchising Co. Limited.
(5)	As of December 31, 2017, we had two self-learning centers in Hong Kong that were operated through Bain Capital Rise Education (HK) Limited.
(6)	Mr. Peng Zhang, an employee of an affiliate of our principal shareholder, Bain Capital Rise Education IV Cayman Limited, and Mr. Yiding Sun, our chief executive officer and director, holding 80% and 20% of the VIE’s equity interests, respectively.
(7)	The remaining 49% equity interests are owned by an unrelated third party.
(8)	Under PRC law, entities and individuals who establish and maintain ownership interests in private schools are referred to as “sponsors.” The rights of sponsors vis-à-vis private schools are similar to those of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the rights to receive returns on investment and the distribution of residual properties upon termination and liquidation. As of December 31, 2017, we had established 16 private schools in China to operate our network of self-owned learning centers. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Item 4. Information of the Company—B. Business Overview—Regulations Related to Private Education in the PRC—The Law for Promoting Private Education and Its Implementation Rules.”
(9)	Learning centers are not legal entities under PRC law. As of December 31, 2017, we had 62 self-owned learning centers across China, 60 of which were operated by the 16 schools for which we are the sponsor and two of which was operated by Wuxi Rise Foreign Language Training Co., Ltd., a non-school enterprise.
(10)	Consulting Services Agreements
(11)	Loan Agreements, Proxy Agreement, Call Option Agreement, Equity Pledge Agreement and Business Cooperation Agreement
(12)	Proxy Agreement, Business Cooperation Agreement, Service Agreement, Call Option Agreement and Equity Pledge Agreement
(13)	License Agreements and Comprehensive Services Agreements

Contractual Arrangements among Our VIE, Its Schools, Its Shareholders and Us

Due to PRC legal restrictions on foreign investment in and ownership of entities engaged in the education industry, we operate our business through our VIE and its subsidiaries and schools. PRC laws and regulations currently require any foreign entity that invests in the education industry in China to be an educational institution with relevant experience in providing educational services outside of China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, our offshore holding companies are not allowed to directly engage in the education industry in China. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements with our VIE and its schools and its shareholders, through which we are able to consolidate the financial results of our VIE and its subsidiaries and schools. These contractual arrangements allow us to:

•	exercise effective control over our VIE and its subsidiaries and schools;

•	receive substantially all of the economic benefits of our VIE and its subsidiaries and schools; and

•	have a call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of our VIE and its subsidiaries and schools and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements exposes us to certain risks. For example, Beijing Step Ahead, its schools or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

If our PRC affiliated entities, Mr. Peng Zhang or Mr. Yiding Sun fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our affiliated entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead for our operations in China, which may not be as effective in providing control as direct ownership.” If we are unable to maintain effective control over our affiliated entities, we will not be able to continue consolidating the financial results of our affiliated entities into our financial results. In 2015, 2016 and 2017, our consolidated affiliates contributed 95%, 95%, and 94%, respectively, of our total revenues. Further, we rely on dividends and other distributions paid to us by our offshore and PRC subsidiaries, which in turn depends on the service or royalty fees paid from our VIE, its subsidiaries and schools in the PRC. In practice, we evaluate on a case-by-case basis the performance and future plans of our VIE and schools before determining the amount of fees we will collect from them. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and restrictions on foreign investment, among others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on dividends, fees and other distributions paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could hinder our ability to conduct our business.”

The following is a summary of the currently effective contractual arrangements by and among us, Beijing Step Ahead, its schools and its shareholders, namely Mr. Peng Zhang and Mr. Yiding Sun.

Agreements that provide us with effective control over the VIE

Loan agreements

The current shareholders of the VIE, Mr. Peng Zhang and Mr. Yiding Sun, acquired their respective equity interests in the VIE from its former shareholders in November 2016 and June 2017, respectively. In order to ensure that the VIE’s shareholders are able to provide capital for the share acquisitions, we have entered into loan agreements with each of them. Pursuant to the loan agreements, we have granted a loan to each of them that may only be used for the purpose of acquiring their respective equity interest in the VIE or paying relevant taxes. Unless otherwise agreed by us, the loans may be repaid only by the shareholders transferring all of their respective equity interests in the VIE to us or our designee upon our exercise of the options under the call option agreement. The loan agreements also prohibit the shareholders from assigning or transferring to any third party, or from creating or causing any security interest to be created on, any part of their respective equity interests in the VIE without our prior consent. In the event that the shareholders sell their equity interests to us or our designee at a price which is equal to or lower than the principal amount of the loan, the loan will be interest-free. If the price is higher than the principal amount of the loans, the excess amount will be deemed to be interest on the loans payable by the shareholders to us. The loan has a term of ten years and the WFOE has sole discretion to extend the loan upon expiry.

Proxy agreement

In order to ensure that we are able to make all of the decisions concerning the VIE, we have entered into a proxy agreement with the shareholders of the VIE. Pursuant to the proxy agreement, each of its shareholders has irrevocably appointed us as such shareholder’s attorney-in-fact to act for all matters pertaining to such shareholder’s shares in the VIE and to exercise all of their rights as shareholders, including but not limited to attending and voting at shareholders’ meetings. As such, we have the sole rights to designate and appoint directors and senior management members of the VIE. The proxy agreement will remain in effect until the respective shareholder ceases to hold any equity interest in the VIE.

Equity pledge agreement

In order to secure the performance of the VIE and its shareholders under the contractual arrangements, each shareholder of the VIE has undertaken to pledge all of their shares in the VIE to us. As of the date of this annual report, the share pledge had been registered with local PRC authorities. If the VIE or any of its shareholders breaches or defaults under any of the contractual arrangements, we have the right to require the transfer of the pledged equity interests in the VIE to us or our designee, to the extent permitted by laws, or require a sale of the pledged equity interest and have priority in any proceeds from the auction or sale of such pledged interests. Moreover, we have the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Unless the VIE and its shareholders have fully performed all of their obligations in accordance with the contractual arrangements and all debts have been fully paid by them to us, the equity pledge agreement will continue to remain in effect.

Business cooperation agreement

Under this agreement, absent a prior written consent from the WFOE, the VIE may not itself or cause its subsidiaries or schools to sell, purchase, pledge or dispose of any assets, conduct any borrowings, or perform any transactions or activities that may cause a material effect on its assets, business and operations. In addition, the VIE agrees to follow the WFOE’s instructions in its appointment and removal of directors and supervisors, and to cause its subsidiaries to engage candidates recommended by the WFOE as chief executives or principals. Moreover, if the VIE, its subsidiaries or schools desires a guarantee, it must first seek a guarantee from the WFOE. Only if the WFOE rejects or does not respond to its request within fifteen days can the VIE, its subsidiaries or schools, as applicable, seek a guarantee from a third party. If the WFOE agrees to provide a guarantee, it is entitled to a counter-guarantee, security or pledge from the VIE, its subsidiaries or schools, as applicable.

In addition, the VIE is entitled to pay a service fee to the WFOE, the amount of which is equal to its total revenue less any necessary costs, taxes and expenses. The WFOE has discretion to adjust and decide the amount to be paid by the VIE to the WFOE from time to time.

The initial term of this agreement is ten years, which will be automatically extended for another ten years unless otherwise notified by the WFOE.

All of the contractual arrangements as described above will be terminated once the respective shareholder has transferred all of such shareholder’s equity interests in the VIE to us or our designee.

Agreements that enable us to receive economic benefits from our VIE and its subsidiaries and schools

In order to ensure that we receive the economic benefits of our VIE and its subsidiaries and schools, we have entered into a series of agreements with the VIE and schools. Under these agreements, we are entitled to substantially all of the economic benefits of our VIE and its subsidiaries and schools.

Business cooperation agreement

See “—Agreements that provide us with effective control over the VIE” for key terms and conditions.

Consulting services agreements

Rise HK has entered into a consulting agreement with each of the WFOE and the VIE, under which Rise HK provides technical and business support services to the WFOE or the VIE, including development of the annual teaching plans and courseware, reviewing the academic department’s implementation plans and budgets, evaluating the development results, and making decisions to carry out the newly-developed teaching plans and courseware. In return, each of the WFOE and the VIE agrees to pay a service fee to Rise HK. The initial term of this agreement is five years, which will renew for another five years automatically unless one party does not consent.

Service agreement

The WFOE has entered into a service agreement with the VIE, under which the WFOE provides certain services to the VIE, including designing of teaching plans, licensed use of the business management system developed by the WFOE and sale of textbooks and training materials to our franchise partners who signed the franchise agreements with the VIE. In return, the VIE is required to pay certain service fees to the WFOE. The initial term of this agreement is five years, which will renew for another five years automatically unless the parties terminate this agreement in writing.

License agreements and comprehensive services agreements

The WFOE has entered into a license agreement and a comprehensive service agreement with each of the schools under the VIE pursuant to which the WFOE provides certain services to these schools, including design of teaching plans, licensed use of the business management system developed by the WFOE, market promotion and operation support, as well as authorizing these schools to use our courseware and schools. In return, each of the schools is required to pay certain service royalties and fees to the WFOE. The initial term of each of these agreements is five years, which will renew for another five years automatically unless the parties terminate this agreement in writing.

Agreement that provides us with the option to purchase the equity interests in Beijing Step Ahead

Call option agreement

In order to ensure that we are able to acquire all of the equity interests in the VIE at our discretion, we have entered into a call option agreement with the shareholders of the VIE. The option is exercisable by us at any time, provided that doing so is not prohibited by law. The exercise price under the option is the minimum amount required by law and any proceeds obtained by the respective shareholders through the transfer of their equity interests in the VIE shall be used for the repayment of the loans provided by us in accordance with the loan agreements. During the terms of the call option agreement, the shareholders will not grant a similar right or transfer any of the equity interests in the VIE to any party other than us or our designee, nor will such shareholder pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. According to the call option agreement, the VIE cannot declare any profit distributions in any form without our prior consent. The call option agreement will remain in effect until the respective shareholder has transferred all of such shareholder’s equity interests in the VIE to us or our designee.

Haiwen & Partners, our counsel as to PRC law is of the view that the contractual arrangements among Rise HK, the WFOE, the VIE and its schools and shareholders are governed by the laws of the PRC, currently in effect, and immediately after giving effect to our initial public offering, are valid, binding and enforceable in accordance with their terms and applicable laws, regulations or rules currently in effect in the PRC, and do not result in any violation of such laws, regulations or rules currently in effect. However, Haiwen & Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of applicable laws, regulations or rules currently in effect in the PRC, and the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our counsel as to PRC law. Moreover, if the VIE, its subsidiaries and schools or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights as the primary beneficiary under these agreements. See “Item 3. Key Information—D. Risks Factors—Risks Related to Our Corporate Structure.”

D.	Property, Plants and Equipment

Our office headquarters occupy approximately 2,600 square meters of leased office space in Beijing, China. We also maintain approximately 200 square meters of leased office space in Tianjin, China. One of our lease agreements will expire in 2018 and we believe substitute office space will be available if we decide not to renew our lease agreement after its expiration. We believe that our current facilities are suitable and adequately meet our current needs. We will consider expanding our current facilities if the number of our employees significantly increases.

We lease a total area of approximately 66,000 square meters for self-owned learning centers. These lease arrangements are typically for a period of at least five years, and are renewable upon mutual consent at the end of the lease period. Our franchise partners are responsible for entering into the lease arrangements for the premises on which our franchised schools are operated.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We primarily operate in China’s junior ELT market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged three to 18. We are a leader in China’s junior ELT market according to Frost & Sullivan, and we ranked second in 2016 with a market share of 10.7% in terms of gross billings in the premium segment. Furthermore, in 2016, we ranked first in the junior ELT market in Beijing with a market share of 11.4% and ranked second in the junior ELT market in tier-one cities with a market share of 5.9%, both in terms of gross billings according to Frost & Sullivan.

We pioneered the “subject-based learning” teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science are used to teach English. In 2016 and 2017, we had 36,173 and 49,894 student enrollments, respectively, in self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to twelve and 13 to 18, respectively.

We devote significant resources to curriculum development to ensure that our course offerings are up-to-date, engaging and effective. As of December 31, 2017, we had 1,543 teachers in self-owned learning centers. The quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.

Major Factors Affecting Our Results of Operations

Our business and operating results are impacted by factors that affect China’s junior ELT market generally. We have benefited from a number of market factors, including China’s rising birth rate largely resulting from adoption of the “two-child policy,” rising population in large urban centers, increases in average household income as well as the number of higher income families, limited penetration of junior ELT across China, favorable government policies that support the growth of private-sector education enterprises and permit increased operational and pricing flexibility, and the continued focus on study-abroad opportunities by parents.

At the same time, our results are subject to changes in the regulatory regime governing China’s education industry. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, standards for operating facilities, limitations on foreign investments in the education industry, and the effectiveness of The Amended Law on the Promotion of Private Education and implementation rules issued by local governments in China.

While our business is influenced by factors affecting the junior ELT market in China generally, we believe our results of operations are more directly affected by company-specific factors, including the major factors highlighted below.

Student Enrollments

We derive a large portion of our revenues from tuition and fees that we charge for our educational programs. Student enrollments at self-owned learning centers increased by 34.2% from 26,951 in 2015 to 36,173 in 2016, and further by 37.9% to 49,894 in 2017. Growth in student enrollments is dependent on our ability to retain our current students and to recruit new students. Our ability to retain existing students is largely dependent on the variety and quality of our course offerings, the quality of teachers and the overall satisfaction of students and their parents with the educational services we offer. Our ability to recruit new students is largely dependent on our reputation and brand recognition, which are affected by our branding activities and other selling and marketing efforts.

Number of Self-Owned Learning Centers

Our revenue growth is also driven by the number of self-owned learning centers, which directly affects our overall student enrollment. Our ability to increase the number of self-owned learning centers depends on a variety of factors, including identifying suitable locations and hiring qualified teachers and other necessary personnel for the new learning centers.

The number of self-owned learning centers has grown steadily in recent years, increasing from 46 as of December 31, 2015 to 54 as of December 31, 2016 and further to 64 as of December 31, 2017. As our network grows in size, we believe that our large scale strengthens our brand, which in turn supports the further growth of our network.

Pricing and Student Spending

Our revenues are directly affected by the pricing of our products offered at self-owned learning centers and, to a lesser extent, at franchised learning centers. We aim to charge premium tuition and fees while keeping in mind the general income level of the relevant location, competition and the local demand of our services. Tuition and fees in franchised learning centers located in non-tier-one cities are generally lower than our self-owned learning centers, which are mostly located in tier-one cities. In addition to raising tuition, we also seek to increase average spending of students by offering online and other complementary products, such as overseas study tours.

Scale and Success of Our Franchise Business

We derive revenues from our franchise business through initial or renewal franchise fees, recurring franchise fees and the sale of individual course materials. Revenues from initial franchise fees are derived when we enter into arrangements with a franchise partner to open new franchised learning centers, and are mainly affected by the number of new franchised learning centers. We also receive renewal franchise fees from our existing franchise partners when they renew their franchise agreements. We also derive revenues from the sale of individual course materials and recurring franchise fees based on an agreed percentage of each franchised learning center’s collected tuition fees. Such revenues are primarily driven by the number of total franchised learning centers and students enrolled. The scale of our franchise business largely depends on our ability to attract and retain more franchise partners, the ability of our franchise partners to successfully launch new franchised learning centers, as well as the ability of our franchise partners to operate effectively, attract new students and retain existing students.

We have achieved steady growth of franchised learning centers in recent years. The number of franchised learning centers increased from 147 as of December 31, 2015 to 167 as of December 31, 2016 and further to 206 as of December 31, 2017. We expect the number of franchised learning centers to continue to grow.

Level of Our Costs and Expenses and Operating Efficiency

Our ability to manage the costs and expenses of our operations directly affects our profitability.

Our cost of revenues primarily consists of personnel costs and rental costs for our learning centers. Variable costs such as salary and benefits for teachers generally increase with the increase of course delivering following student enrollment. We strive to utilize our complementary products and other online technologies to facilitate the teaching at our learning centers and to enhance overall operating efficiency. Fixed costs, such as rental costs and other employee costs at self-owned learning centers, remain relatively stable. In general, learning centers with higher student enrollment yield higher gross margins.

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses. Largely as a result of our standardized management operations, together with increasing economies of scale as we have expanded our network of learning centers, general and administrative expenses, excluding IPO-related expenses, one-off expenses and share-based compensation, as a percentage of total revenues have decreased over the years.

Going forward, we expect that our total costs and expenses will increase in line with the expansion of our network of learning centers. We also expect to improve our operating efficiency and increase economies of scale.

Description of Certain Statement of Income Items

Revenues

We generate revenues primarily from educational programs, franchise fees and other revenues. The table below sets forth the breakdown of our revenues, both in absolute amount and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Educational programs	451,411	85.2	618,326	87.0	831,106	127,739	85.8
Franchise revenues	60,793	11.5	63,532	8.9	100,013	15,372	10.3
Other revenues	17,265	3.3	29,135	4.1	38,156	5,864	3.9
Revenues	529,469	100.0	710,993	100.0	969,275	148,975	100.0

We provide junior English language training to students through our three flagship courses, namely, Rise Start, Rise On and Rise Up. We charge tuition and course material fees for our educational programs at self-owned learning centers. Tuition fees are collected in full in advance and are initially recorded as deferred revenue and customer advances and recognized ratably as revenue when the classes for the related course are delivered. If we reschedule classes due to school holidays, inclement weather, or health epidemics, or any other reason, we will not be able to recognize revenues until those classes are rescheduled. For example, during the third quarter of 2017, we rescheduled certain classes for some of these reasons. We recognize revenue from sale of course material fees once the student attends the first class of the respective course.

We generate franchise revenues from franchised learning centers through authorizing our franchise partners to use our brand products, as well as the provision of initial setup and ongoing franchise support services, including quality control of courses and centralized training for teachers from franchised learning centers. We receive an initial or renewal franchise fee when we enter into or renew a franchise agreement. During the term of the franchise, we charge each franchised learning center recurring franchise fees based on an agreed percentage of its monthly collected tuition fees and related individual course materials fees.

As of December 31, 2015, 2016 and 2017, we recorded deferred revenue and customer advances of RMB489.9 million, RMB601.3 million and RMB812.8 million (US$124.9 million)), respectively, which are primarily from our educational programs and, to a lesser extent, from our franchise business. Given that our tuition and fees are prepaid, we expect to generate sufficient cash from our operating activities to meet our working capital and capital expenditure needs.

We generate other revenues primarily from Rise Overseas Study Tours, Rise Camps and other complementary products, such as Rise Workshop. Other revenues in 2017 also included revenues from business acquired in the Edge acquisition in the fourth quarter of 2017.

Cost of Revenues

Our cost of revenues consists primarily of (i) personnel costs, including teachers’ costs and, to a lesser extent, costs relating to our franchise service and supervision team and research and curriculum development team, (ii) share-based compensation, (iii) rental costs and (iv) others, including amortization of intangible assets, construction and design costs, course materials cost and other operating costs incurred to operate self-owned centers. We expect cost of revenues to increase in line with our expansion of business. The table below sets forth a breakdown of our cost of revenues for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)

Personnel costs	114,052	21.5	131,598	18.5	159,932	24,582	16.5
Rental costs	100,145	18.9	109,692	15.4	146,678	22,544	15.2
Share-based compensation	—	—	—	—	17,063	2,622	1.8
Others	132,474	25.0	122,289	17.2	128,547	19,757	13.2
Total	346,671	65.4	363,579	51.1	452,220	69,505	46.7

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The table below sets forth our operating expenses, both in absolute amount and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Selling and marketing	96,688	18.3	128,475	18.1	177,993	27,357	18.4
General and administrative	135,603	25.6	148,093	20.8	339,690	52,209	35.0
Total operating expenses	232,291	43.9	276,568	38.9	517,683	79,566	53.4

Selling and marketing expenses

Our selling and marketing expenses consist primarily of (i) general marketing channel and personnel expenses, and (ii) branding and promotional expenses, including expenses related to our events such as Rise Cup and Rise Star. We expect that our selling and marketing expenses will continue to increase in absolute amounts as we continue to market our products and expand into new geographic regions. . See “Item 4. Information of the Company—A. History and Development of the Company.”

General and administrative expenses

Our general and administrative expenses mainly consist of (i) personnel expenses related to management and other employees, (ii) fees paid to professional parties, (iii) rental expenses for administrative facilities and (iv) IPO-related expenses, one-off expenses and share-based compensation.

Results of Operations

The table below sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
Revenues:
Educational programs	451,411	85.2	618,326	87.0	831,106	127,739	85.8
Franchise revenues	60,793	11.5	63,532	8.9	100,013	15,372	10.3
Other revenues	17,265	3.3	29,135	4.1	38,156	5,864	3.9
Total	529,469	100.0	710,993	100.0	969,275	148,975	100.0
Cost of revenues	(346,671)	(65.5)	(363,579)	(51.1)	(452,220)	(69,505)	(46.7)
Gross profit	182,798	34.5	347,414	48.9	517,055	79,470	53.3
Operating expenses:
Selling and marketing	(96,688)	(18.3)	(128,475)	(18.1)	(177,993)	(27,357)	(18.4)
General and administrative	(135,603)	(25.6)	(148,093)	(20.8)	(339,690)	(52,209)	(35.0)
Total operating expenses	(232,291)	(43.9)	(276,568)	(38.9)	(517,683)	(79,566)	(53.4)
Operating (loss)/income	(49,493)	(9.3)	70,846	10.0	(628)	(96)	—
Interest income	17,853	3.4	16,622	2.3	19,559	3,006	2.0
Interest expense	—	—	(6,073)	(0.9)	(26,589)	(4,087)	(2.7)
Foreign currency exchange loss	(1,473)	(0.3)	(2,741)	(0.4)	388	60	—
Other income/(expense), net	253	0.0 *	4,391	0.6	6,594	1,013	0.7
(Loss)/income before income tax expense	(32,860)	(6.2)	83,045	11.7	(676)	(104)	—
Income tax benefit/(expense)	1,119	0.2	(32,202)	(4.5)	(52,924)	(8,134)	(5.5)
Net (loss)/income	(31,741)	(6.0)	50,843	7.2	(53,600)	(8,238)	(5.5)
Net loss attributable to non-controlling interests	5,456	1.0	3,080	0.4	5,626	865	0.6
Net (loss)/income attributable to RISE Education Cayman Ltd	(26,285)	(5.0)	53,923	7.6	(47,974)	(7,373)	(4.9)
Non-GAAP Financial Measures:
EBITDA(1)	40,794		142,318		56,064	8,617
EBITDA margin(2)	7.7%		20.0%		5.8%	5.8%
Adjusted EBITDA	-		-		242,510	37,273
Adjusted EBITDA margin	-		-		25.0%	25.0%
Non-GAAP net (loss)/income	-		-		122,314	18,799

*	Less than 0.1%
(1)	To see how we define and calculate EBITDA, a reconciliation between EBITDA and net (loss)/income and a discussion about the limitations of non-GAAP financial measures, see “—Non-GAAP Financial Measures.”
(2)	EBITDA margin is calculated by dividing EBITDA by revenues.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues increased by 36.3%, from RMB711.0 million in 2016 to RMB969.3 million (US$149.0 million) in 2017. This increase was primarily attributable to an increase of RMB 212.8 million (US$32.7 million) in revenues from educational programs.

•	Revenues from educational programs. Our revenues from educational programs increased by 34.4%, from RMB618.3 million in 2016 to RMB831.1 million (US$127.7 million) in 2017. This increase was primarily due to an increase in student enrollments at self-owned learning centers from approximately 36,173 in 2016 to 49,894 in 2017. The increase in our student enrollments was attributable to (i) higher student enrollments at existing learning centers as they matured and achieved a higher retention rate as well as due to greater sales and marketing efforts in 2017; (ii) the increase in the number of self-owned learning centers from 54 as of December 31, 2016 to 64 as of December 31, 2017; and (iii) higher course fees due to our annual price increase. We expect student enrollments in our self-owned learning centers will increase as we expand.

•	Franchise revenues. Our franchise revenues increased by 57.4%, from RMB63.5 million in 2016 to RMB100.0 million (US$15.4 million) in 2017. This increase was primarily due to increases in the recurring franchise fees from our existing franchised learning centers in 2017 as well as initial and renewal franchise fees for franchised learning centers that were either new or renewed their franchise agreements with us. The number of franchised learning centers increased from 167 as of December 31, 2016 to 206 as of December 31, 2017. We expect the number of franchised learning centers and the recurring fees received from existing franchised learning centers will increase as we expand.

•	Other revenues. Our other revenues increased by 31.0%, from RMB29.1 million in 2016 to RMB38.2 million (US$5.9 million) in 2017. The increase was primarily due to an increase in revenues from the online business, study tour business and the business acquired from the Edge acquisition.

Cost of revenues

Our cost of revenues increased from RMB363.6 million in 2016 to RMB452.2 million (US$69.5 million) in 2017, primarily due to the increase in rental costs and personnel costs. Rental costs increased as we expanded our operations, while the increase in personnel costs was primarily attributable to an increase in teaching hours at self-owned learning centers. This increase was partially offset by a decrease in amortization expenses related to certain intangible assets acquired as part of the 2013 acquisition, of which we recorded RMB13.9 million (US$2.1 million) for the full year of 2017 compared with RMB34.2 million for the full year of 2016. In addition, cost of revenues for the full year of 2017 included share-based compensation of RMB17.1 million (US$2.6 million), as a result of our initial public offering in the fourth quarter of 2017. See “—Description of Certain Statement of Income Items—Cost of Revenues.”

Gross profit

Our gross profit increased by 48.8%, from RMB347.4 million in 2016 to RMB517.1 million (US$79.5 million) in 2017. We had gross margins of 48.9% in 2016 and 53.3% in 2017. The increase in our gross margin was primarily attributable to the improvement in operating efficiencies and the decrease in amortization. Excluding the impact of share-based compensation, gross profit for the full year of 2017 was RMB 534.1 million (US$82.1 million), and gross margin was 55.1%.

Selling and marketing expenses

Our selling and marketing expenses was RMB178.0 million (US$27.4 million) for the full year of 2017, as compared with RMB 128.5 million in 2016. This increase was primarily due to increases in (i) expenses relating to branding and promotional activities for our tenth anniversary in the first half of 2017; (ii) general marketing channel expenses and personnel expenses as we expanded our network of self-owned learning centers and increased student enrollments; and (iii) share-based compensation recorded in the fourth quarter of 2017. Our selling and marketing expenses constituted 18.1% and 18.4% of our revenues in 2016 and 2017, respectively. Excluding the impact of share-based compensation, our selling and marketing expenses as a percentage of our revenues in the full year of 2017 decreased to 17.4% in 2017.

General and administrative expenses

Our general and administrative expenses increased by 129.4%, from RMB148.1 million in 2016 to RMB339.7 million (US$52.2 million) in 2017. This increase was primarily due to (i) an increase in the number of administrative personnel and other administrative expenses; and (ii) share-based compensation and IPO-related expenses and one-off expenses that occurred in the fourth quarter of 2017. Our general and administrative expenses constituted 20.8% and 35.0% of our revenues in 2016 and 2017, respectively. Excluding the impact of share-based compensation, IPO-related expenses and one-off expenses, our general and administrative expenses in the full year of 2017 was RMB 179.4 million (US$27.6 million), or 18.5% of total revenue.

Operating income/(loss)

As a result of the foregoing, we had an operating loss of RMB0.6 million (US$0.1 million) in 2017, compared to an operating income of RMB70.8 million in 2016. Excluding the impact of share-based compensation, IPO-related expenses and one-off expenses, our operating income in the full year of 2017 was RMB 185.8 million (US$28.6 million), increased by 162.3% from the full year of 2016.

Interest income, interest expense, foreign currency exchange loss and other income, net

We had interest income of RMB16.6 million and RMB19.6 million (US$3.0 million) in 2016 and 2017, respectively, which are primarily from holdings of interest-bearing financial instruments. We had interest expense of RMB26.6 million (US$4.1 million) in 2017. We had foreign currency exchange loss of RMB2.7 million in 2016 and foreign currency exchange gain of RMB0.4 million (US$59.6 thousand) in 2017. We had other income, net of RMB4.4 million in 2016 and RMB6.6 million (US$1.0 million) in 2017, respectively.

Income before income tax expense

As a result of the foregoing, we had loss before income tax expense of RMB0.7 million (US$0.1 million) in 2017, compared to income before income tax of RMB83.0 million in 2016.

Income tax expense

We had an income tax expense of RMB32.2 million and RMB52.9 million (US$8.1 million) in 2016 and 2017, respectively.

Net income

As a result of the foregoing, we had net loss of RMB53.6 million (US$8.2 million) in 2017, compared to net income of RMB50.8 million in 2016. The decrease of RMB 104.4 million was primarily due to the incurrence of our IPO-related expenses, one-off expenses and share-based compensations, as well as the impact on income tax expenses. Non-GAAP net income for the full year of 2017 increased by 140.6% to RMB 122.3 million (US$18.8 million) as compared with RMB 50.8 million being the net income in the full year of 2016.

EBITDA

EBITDA, which is net income or loss before interest, taxes, depreciation and amortization, was RMB142.3 million in 2016 as net income and RMB56.1 million (US$8.6 million) as net loss in 2017, and the decrease was primarily due to the incurrence of IPO-related expenses, one-off expenses and share-based compensation. For a discussion of the limitations associated with using EBITDA rather than U.S. GAAP measures and a reconciliation of RMB 109,664 (US$16,855) to net income or loss, see “—Non-GAAP Financial Measures.” Excluding the IPO-related expenses, one-off expenses and share-based compensation, our adjusted EBITDA for the full year of 2017 increased by 70.4% to RMB 242.5 million (US$37.3 million) as compared with RMB 142.3 million being the EBITDA in the full year of 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Our revenues increased by 34.3%, from RMB529.5 million in 2015 to RMB711.0 million in 2016. This increase was primarily attributable to an increase of RMB166.9 million in revenues from educational programs.

•	Revenues from educational programs. Our revenues from educational programs increased by 37.0%, from RMB451.4 million in 2015 to RMB618.3 million in 2016. This increase was primarily due to an increase in student enrollments at self-owned learning centers from approximately 26,951 in 2015 to 36,173 in 2016. The increase in our student enrollments was attributable to (i) higher student enrollments at existing learning centers as they matured and achieved a higher retention rate as well as due to greater sales and marketing efforts in 2016 and (ii) the increase in the number of self-owned learning centers from 46 as of December 31, 2015 to 54 as of December 31, 2016. We also had a slight increase in average tuition and fees in 2016.

•	Franchise revenues. Our franchise revenues increased by 4.5%, from RMB60.8 million in 2015 to RMB63.5 million in 2016. This increase was primarily due to an increase in the recurring franchise fees from our existing franchised learning centers in 2016 as well as initial and renewal franchise fees. The number of franchised learning centers increased from 147 as of December 31, 2015 to 167 as of December 31, 2016. We expect student enrollments in those new franchised learning centers will increase as they grow.

•	Other revenues. Our other revenues increased by 68.8%, from RMB17.3 million in 2015 to RMB29.1 million in 2016. The increase was primarily due to the increase in students enrolled in our overseas study tours.

Cost of revenues

Our cost of revenues increased from RMB346.7 million in 2015 to RMB363.6 million in 2016, primarily due to the increase in personnel costs and rental costs. Such increase was primarily attributable to an increase in the number of teachers and rental costs as we expanded our network of self-owned learning centers. The number of teachers at self-owned learning centers increased from 1,162 as of December 31, 2015 to 1,253 as of December 31, 2016, to staff new centers and expand existing centers. Increases in the size of our franchise service and supervision team and costs associated with our overseas study tours also contributed to the increase in our cost of revenues. In addition, we recorded amortization of certain intangible assets acquired as part of the 2013 acquisition of RMB59.7 million and RMB34.2 million in 2015 and 2016, respectively. See “—Description of Certain Statement of Income Items—Cost of Revenues.”

Gross profit

Our gross profit increased by 90.0%, from RMB182.8 million in 2015 to RMB347.4 million in 2016. We had gross margins of 34.5% in 2015 and 48.9% 2016. The increase in our gross margin was primarily attributable to the increase of operating efficiencies and the decrease in amortization of the student base related to the 2013 acquisition that was amortized on a more accelerated basis in 2015 as compared to 2016.

Selling and marketing expenses

Our selling and marketing expenses increased by 32.9%, from RMB96.7 million in 2015 to RMB128.5 million in 2016. This increase was primarily due to increases in (i) general marketing channel expenses and personnel expenses and (ii) expenses relating to branding and promotional activities as we expanded our network of self-owned learning centers and increased student enrollments. Our selling and marketing expenses constituted 18.3% and 18.1% of our revenues in 2015 and 2016, respectively.

General and administrative expenses

Our general and administrative expenses increased by 9.2%, from RMB135.6 million in 2015 to RMB148.1 million in 2016. This increase was primarily due to an increase in the number of administrative personnel and other administrative expenses. Our general and administrative expenses constituted 25.6% and 20.8% of our revenues in 2015 and 2016, respectively. The decrease was largely due to the increase in our operating efficiency.

Operating (loss)/income

As a result of the foregoing, we had an operating income of RMB70.8 million in 2016, compared to an operating loss of RMB49.5 million in 2015.

Interest income, interest expense, foreign currency exchange loss and other income, net

We had interest income of RMB17.9 million and RMB16.6 million in 2015 and 2016, respectively, which are primarily from holdings of interest-bearing financial instruments. We had interest expense of RMB6.1 million in 2016. We had foreign currency exchange loss of RMB1.5 million and RMB2.7 million in 2015 and 2016, respectively. We had other income, net of RMB0.3 million and RMB4.4 million in 2015 and 2016, respectively. The increase in other income, net in 2016 was due to a government subsidy and one-off cash proceeds received from a litigation settlement.

(Loss)/income before income tax expense

As a result of the foregoing, we had income before income tax expense of RMB83.0 million in 2016, compared to a loss before income tax of RMB32.9 million in 2015.

Income tax benefit/(expense)

We had an income tax benefit of RMB1.1 million in 2015 as we did not have taxable income in that year and an income tax expense of RMB32.2 million in 2016.

Net (loss)/income

As a result of the foregoing, we had net income of RMB50.8 million in 2016, compared to net loss of RMB31.7 million in 2015.

EBITDA

EBITDA, which is net income or loss before interest, taxes, depreciation and amortization, was RMB40.8 million in 2015 and RMB142.3 million in 2016. For a discussion of the limitations associated with using EBITDA rather than U.S. GAAP measures and a reconciliation to net income or loss, see “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net (loss)/income, all non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

EBITDA is defined as net income or loss before interest, taxes, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of revenues. We believe that EBITDA and EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results. Adjusted EBITDA excludes IPO-related expenses, one-off expenses and share-based compensation from EBITDA. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of revenues. Non-GAAP net (loss)/income excludes IPO-related expenses, one-off expenses and share-based compensation from net income, as well as the impact on income tax expenses. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The tables below present reconciliations of EBITDA to net (loss)/income, the most directly comparable U.S. GAAP financial measure, as well as EBITDA margin, for the periods indicated.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(thousands, except for EBITDA margin)
Net (loss)/income	(31,741)	50,843	(53,600)	(8,238)
Add: Depreciation	26,128	29,634	29,246	4,495
Add: Amortization(1)	65,379	40,188	20,465	3,145
Add: Interest expense	—	6,073	26,588	4,087
Add: Income tax (benefit)/expense	(1,119)	32,202	52,924	8,134
Less: Interest income	17,853	16,622	19,559	3,006
EBITDA	40,794	142,318	56,064	8,617
Add: Share-based compensation	-	-	95,307	14,648
Add: IPO-related expenses	-	-	52,907	8,132
Add: One-off expenses	-	-	38,232	5,876
Adjusted EBITDA	-	-	242,510	37,273

Net (loss)/income	(31,741)	50,843	(53,600)	(8,238)
Add: Share-based compensation	-	-	95,307	14,648
Add: IPO-related expenses	-	-	52,907	8,132
Add: One-off expenses	-	-	38,232	5,876
Add: Income tax expenses	-	-	(10,532)	(1,619)
Non-GAAP net income	-	-	122,314	18,799

(1)	Includes amortization of certain intangible assets acquired as part of the 2013 acquisition and the Edge acquisition. Such intangible assets include courseware license, student base and franchise agreements recorded under cost of revenues in the amount of RMB59.7 million, RMB34.2 million and RMB13.9 million (US$2.1 million) in 2015, 2016 and 2017, respectively, and trademarks under selling and marketing expenses in the amount of RMB2.9 million, RMB3.1 million and RMB3.1 million (US$0.5 million), respectively. See “Item 4. Information of the Company—A. History and Development of the Company.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2015, 2016 and 2017, we had RMB517.4 million, RMB640.0 million and RMB1,056.0 million (US$162.3 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering or other funding to make loans or additional capital contributions to our PRC subsidiaries and consolidated affiliates, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In September 2017, we paid cash dividends totaling US$87.0 million to our shareholders.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our VIE and its subsidiaries and, therefore, must provide for our own liquidity. We conduct our primary operations in China primarily through our PRC subsidiary and our VIE and its subsidiaries and schools. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries, our VIE and its subsidiaries and schools. If our PRC subsidiary or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

Under applicable PRC laws and regulations, our PRC subsidiaries and schools are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries’ ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(thousands)
Net cash generated from operating activities	163,720	240,083	345,268	53,066
Net cash used in investing activities	(38,233)	(42,544)	(53,067)	(8,156)
Net cash generated from/(used in) financing activities	98	(80,209)	129,001	19,827
Effect of foreign exchange rate changes on cash and cash equivalents	2,378	5,233	(5,219)	(802)
Net (decrease)/increase in cash and cash equivalents	127,963	122,563	415,983	63,935
Cash and cash equivalents at beginning of period	389,473	517,436	639,999	98,366
Cash and cash equivalents at end of period	517,436	639,999	1,055,982	162,301

Operating activities

Net cash generated from operating activities amounted to RMB345.3 million (US$53.1 million) in 2017. The difference between our net loss of RMB53.6 million (US$8.2 million) and the net cash generated from operating activities was due to (i) an increase in deferred revenue and customer advances of RMB201.0 million (US$30.9 million), (ii) an adjustment of RMB151.3 million (US$23.3 million) in non-cash items, which mainly consisted of depreciation and amortization expense of RMB49.7 million (US$7.6 million) and share-based compensation of RMB95.3 million (US$14.6 million), (iii) an increase in accrued expenses and other current liabilities of RMB47.4 million (US$7.3 million). Deferred revenue and customer advances mainly consists of the upfront tuition fee payments from students and initial franchise fees from our franchise partners, which increased in 2017 primarily due to an increased number of student enrollments and increased number of newly opened franchised learning centers as our business expanded.

Net cash generated from operating activities amounted to RMB240.1 million in 2016. The difference between our net income of RMB50.8 million and the net cash generated from operating activities was due to (i) an increase in deferred revenue and customer advances of RMB111.4 million, (ii) an adjustment of RMB65.1 million in non-cash items, which mainly consisted of depreciation and amortization expense of RMB69.8 million, partially offset by deferred income tax benefit of RMB4.8 million, (iii) an increase in income taxes payable of RMB18.0 million and (iv) an increase in accrued expenses and other current liabilities of RMB20.5 million, partially offset by an increase in prepayments and other current assets of RMB16.8 million for prepayment to certain suppliers and rental expenses. Deferred revenue and customer advances mainly consists of the upfront tuition fee payments from students and initial franchise fees from our franchise partners, which increased in 2016 primarily due to an increased number of student enrollments and increased number of newly opened franchised learning centers as our business expanded. Depreciation and amortization in 2016 consisted mainly of amortization of certain intangible assets acquired as part of the 2013 acquisition.

Net cash generated from operating activities amounted to RMB163.7 million in 2015. The difference between our net loss of RMB31.7 million and the net cash generated from operating activities was due to (i) an increase in deferred revenue and customer advances of RMB105.5 million and (ii) an adjustment of RMB80.0 million in non-cash items, which mainly consisted of depreciation and amortization expense of RMB91.5 million primarily due to the 2013 acquisition, partially offset by deferred income tax benefit of RMB12.0 million. Deferred revenue and customer advances increased in 2015 primarily due to increased number of student enrollments and increased number of newly opened franchised learning centers as our business expanded.

Investing activities

Net cash used in investing activities amounted to RMB53.1 million (US$8.2 million) in 2017. This was primarily attributable to the purchase of property and equipment of RMB50.3 million (US$7.7 million) and purchase of intangible assets of RMB2.7 million (US$0.4 million) as we opened new self-owned learning centers.

Net cash used in investing activities amounted to RMB42.5 million in 2016. This was primarily attributable to the (i) purchase of property and equipment of RMB35.5 million and (ii) purchase of intangible assets of RMB8.3 million, as we opened new self-owned learning centers.

Net cash used in investing activities amounted to RMB38.2 million in 2015. This was primarily attributable to the (i) purchase of short-term investments of RMB308.0 million, (ii) purchase of property and equipment of RMB35.0 million and (iii) purchase of intangible assets of RMB8.4 million, as we opened new self-owned learning centers, partially offset by the proceeds from maturity of short-term investments of RMB313.0 million.

Financing activities

Net cash generated from financing activities amounted to RMB129.0 million (US$19.8 million) in 2017, primarily attributable to net proceeds from our initial public offering of RMB437.8 million (US$67.3 million) and net proceeds from loans of RMB573.0 million (US$88.1 million) provided by CTBC Bank Co., Ltd. Incurred in 2017, which was partially offset by distribution of RMB571.8 million (US$87.9 million) to a shareholder.

Net cash used in financing activities amounted to RMB80.2 million in 2016, primarily attributable to distribution of RMB426.0 million to our shareholders and an increase in restricted cash of RMB11.1 million, partially offset by the proceeds of RMB356.9 million from a loan facility with CTBC Bank Co., Ltd. incurred in 2016.

Net cash generated from financing activities amounted to RMB0.1 million in 2015, primarily attributable to the capital injection from a non-controlling interest shareholder.

Long-term loan

In July 2016, RISE Education Cayman I Ltd, our wholly-owned subsidiary, entered into a US$55.0 million loan facility agreement with CTBC Bank Co. Ltd. as the lender, which was amended and restated in September 2017 to a long-term facility of US$110.0 million, including the outstanding balance of US$49.5 million under the original loan facility, and a short-term facility of US$30.0 million. The long-term facility is guaranteed by Rise IP, Rise HK, the WFOE and the VIE. Rise HK also pledged its equity interests in the WFOE in favor of the lender as security for the long-term facility. We have registered the guarantee provided by the WFOE with SAFE. We did not register the guarantee provided by our VIE with SAFE pursuant to a waiver for such registration granted by the lender. In addition, we have deposited a certain amount of cash in a designated bank account as security for the interest payments under the long-term facility.

We drew down both facilities in full in September 2017. The new proceeds made available under the September 2017 amendment were primarily used to pay a US$87.0 million dividend to our shareholders in September 2017. Pursuant to the loan facility agreement, we must repay the short-term facility in full within ten business days of the completion of an initial public offering, which we used US$30 million, a portion of the proceeds of our initial public offering to do. The maturity date of the long-term facility is five years from the drawdown date. According to the repayment schedule, US$8.25 million, US$13.75 million US$19.25 million, US$24.75 million and US$44.0 million are to be repaid by each respective anniversary from the drawdown date. The interest rate under the long-term facility is the sum of the London interbank offered rate plus a certain margin, of which the margin decreases as our leverage ratio (which is defined as the ratio of total net debt as of the last date of the relevant period to adjusted EBITDA in respect of the relevant period) decreases. As of the date of this annual report, the estimated interest rate is 4.05%. We prepaid US$10 million in December 2017. We intend to repay the long-term facility through dividends paid by Rise HK and Rise IP, both of which are wholly-owned by RISE Education Cayman I Ltd, the borrower under the loan facility agreement. These entities receive license and service fees from the WFOE and the VIE pursuant to the license agreements and the consulting service agreements. As such payments come from the respective current accounts of our WFOE and VIE, they are generally not restricted under PRC law. See “Item 4. Information of the Company—B. Business Overview—Regulations Related to Foreign Exchange.”

We maintained deposits held in a designated bank account as security for interest payments amounting to US$2.8 million as of December 31, 2017.

Capital expenditures

Our capital expenditures amounted to RMB43.4 million, RMB43.8 million and RMB53.1 million (US$8.2 million) in 2015, 2016 and 2017, respectively, for purchases of property and equipment and intangible assets, such as course materials and software, as we expanded existing and opened new self-owned learning centers. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016 and as of December 31, 2015 and 2016, we and our independent registered public accounting firm identified one material weakness as of December 31, 2016 during initial public offering, in accordance with the standards established by PCAOB. In connection with the audit of our consolidated financial statements for the years ended December 31, 2017 and as of December 31, 2017, we and our independent registered public accounting firm identified two significant deficiencies as of December 31, 2017, in accordance with the standards established by PCAOB. As defined in standards established by the PCAOB, a “significant deficiency” is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

To remedy our identified deficiencies, we have adopted several measures that improve our internal control over financial reporting, including (i) implementing key controls over period-end reporting process, (ii) organizing internal U.S. GAAP trainings, (iii) forming a system reporting team with experienced managers and staff with appropriate accounting and system knowledge to develop integrated financial and operating reporting system, (iv) establishing an internal audit team to ensure the effectiveness of control over financial reporting and (v) engaging an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls. In addition, we have started to take a number of other steps to strengthen our internal control over financial reporting, including (i) developing a set of comprehensive accounting manuals, (ii) further expediting and streamlining the reporting process, (iii) developing compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues and (iv) hiring more resources to strengthen the financial reporting function and to set up financial and system control framework. We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy these deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. The implementation of these measures may not fully address these deficiencies in our internal control over financial reporting and we cannot conclude that they have been fully remediated as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. If we fail to develop or maintain an effective system of internal controls over our financial reporting, we may not be able to accurately report our financial results, prevent fraud or meet our reporting obligations. As a result, investor confidence and the market price of our shares may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud.”

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and our VIE and its subsidiaries and schools in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service and license fees paid to Rise HK and the WFOE by the VIE and its schools. As we invest in and expand our PRC operations in the future, Rise HK and the WFOE will continue to rely on service and license fees from our VIE and the schools and we will rely on dividends from Rise HK and the WFOE for our cash needs. Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

The table below sets forth the respective revenue contributions of (i) our company and our Cayman Island subsidiaries, (ii) Rise HK, (iii) Edge Franchising Co. Limited, and (iv) our WFOE and (iv) our VIE and its subsidiaries and schools for the periods indicated as a percentage of revenues:

	For the Year Ended December 31,
	2015	2016	2017
Our company and our subsidiaries
Our company and Cayman Island subsidiaries	—	—	—
Our Hong Kong subsidiaries	—	—	0.4%

WFOE	5%	5%	5.5%
Our VIE and its subsidiaries and schools	95%	95%	94.1%
Total Revenues	100%	100%	100%

The table below sets forth the amount of (i) license fees paid to our Cayman Island subsidiaries by our VIE pursuant to the license agreements, (ii) service fees paid to Rise HK by our VIE pursuant to the consulting service agreement, and (iii) service fees paid to our WFOE by our VIE and its subsidiaries and schools pursuant to the service agreement, license agreements and comprehensive service agreements for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(thousands)
License fees paid to our Cayman Islands subsidiaries	10,289	19,251	12,531	1,848
Service fees paid to Rise HK*	—	—	10,025	1,479
Service fees paid to our WFOE	85,837	225,610	256,423	39,411

*	For the years ended December 31, 2015 and 2016, service fees under the consulting service agreement were paid directly to our WFOE.

Our subsidiaries including WFOE did not pay any dividends to our company in 2015, 2016 and 2017.

Our primary operations are based in the PRC. Our assets are located in the PRC, Hong Kong and Cayman Islands. The table below sets forth the respective asset contributions of (i) our company and our Cayman Island subsidiaries, (ii) Rise HK, (iii) Edge Franchising Co. Limited, (iv) our WFOE and (v) our VIE and its subsidiaries and schools as of the dates indicated as a percentage of total assets:

	For the Year Ended December 31,
	2015	2016	2017
Our company and our subsidiaries
Our company and Cayman subsidiaries	36%	34%	30%
Our Hong Kong subsidiaries	—	1%	4%

WFOE	11%	16%	16%
Our VIE and its subsidiaries and schools	53%	49%	50%
Total Assets	100%	100%	100%

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. Our estimates and judgments include valuation allowance for deferred tax assets, uncertain tax positions, economic lives and impairment of long-lived assets, impairment of goodwill, estimating the best estimate selling price of each deliverable in our revenue arrangements, and share-based compensation. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product or service has occurred, the selling price is fixed or determinable and collection is reasonably assured. Our business is subject to business tax, value added taxes and tax surcharges assessed by governmental authorities. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, we elected to present business tax, value added taxes and tax surcharges as a reduction of revenues on the consolidated statements of (loss)/income. We include payments received before all of the relevant criteria for revenue recognition are satisfied in the deferred revenue and customer advances line item in the consolidated balance sheets. The primary sources of our revenues are as follows:

Educational programs

Educational programs include English courses and related course materials. In accordance with ASC subtopic 605-25, Revenue Recognition: Multiple-Deliverable Revenue Arrangements, or ASC 605-25, we evaluate all the deliverables in the arrangement to determine whether they represent separate units of accounting. For the arrangements with deliverables to be considered a separate unit of accounting, we allocate the total consideration of the arrangement based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence, or VSOE, of selling price, third-party evidence, or TPE, of selling price, or management’s best estimate of the selling price, or BESP, and recognize revenue as each deliverable is provided. In determining BESP for each deliverable, we considered our overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which we would transact if the deliverable were sold regularly on a standalone basis. We monitor the conditions that affect our determination of selling price for each deliverable and reassesses such estimates periodically.

Course fees are collected in full in advance of the commencement of each course and each course is comprised of a fixed amount of classes. We recognize course revenue ratably as the classes for the related course are delivered to the students. Students are allowed to return course materials if they are unused. However, once the student attends the first class of the respective course, course materials cannot be returned. Therefore, we recognize revenue from the sale of course materials when the student attends the first class of the respective course. The amounts recognized for each deliverable is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions.

According to local education bureau regulations, depending on a school’s location and the amount of classes remaining for a tutoring course, we may be required to refund course fees for any remaining undelivered classes to students who withdraw from a course. We record the refund as a reduction of the related course fees received in advance and has no impact on recognized revenue. Refunds on recognized revenue were insignificant for all periods presented.

We may issue promotional coupons to attract enrollment for our courses. The promotional coupons are not issued in conjunction with a concurrent revenue transaction and are for a fixed Renminbi amount that can only be redeemed to reduce the amount of the tuition fees for future courses. We account for the promotional coupons as a reduction of revenue when the corresponding revenue is recognized in accordance with ASC 605-50-45-2.

Franchise revenues

Franchise revenues include initial franchise fees, which are non-refundable and recognized as revenue when substantially all services or conditions relating to the initial franchise fee have been performed, which is generally when a franchise partner commences its operations under the RISE brand. The services to be performed under our franchise agreements to earn the initial franchise fees comprise of (i) authorizing franchise partners to use the RISE brand and our courseware, and (ii) initial setup services, including assisting with site selection and marketing strategy, training of franchisee management and teachers. Our franchise agreements do not include guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises from franchisees. Initial franchise fees are deferred and recorded as “deferred revenue and customer advances” until these commitments and obligations have been performed, which is upon the franchisee commencing its operations under the RISE brand. We also receive recurring franchise fees from our franchise partners, which are based on a fixed percentage of the franchise partner’s course fees and proceeds from the sale of related course materials. We recognize the recurring franchise fees as franchise revenues as the fees are earned and realized.

Other revenues

Other revenues comprises mainly of the provision of overseas study tours. We bear the risks and rewards, including customer acceptance of the services and have the right to unilaterally determine and change the study tour itinerary. We also set the study tour prices charged to customers and independently select the travel service suppliers. Therefore, we are the primary obligor of the study tour service arrangement and recognize revenue on a gross basis. We recognize revenue from study tour services once the organized tour is completed in its entirety.

Consolidation of VIE

Our consolidated financial statements include the financial statements of our holding company, our subsidiaries and our VIE and its subsidiaries and schools for which one of our subsidiaries is the primary beneficiary. All significant inter-company transactions and balances between us, our subsidiaries and our VIE and its subsidiaries and schools are eliminated upon consolidation.

PRC laws and regulations currently require any foreign entity that invests in the education industry in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, our offshore holding companies are not allowed to directly engage in the education industry in China. To comply with PRC laws and regulations, we conduct all of our junior ELT business in China through our VIE, namely Beijing Step A head and its subsidiaries and schools. Our VIE and its subsidiaries and schools hold the requisite licenses and permits necessary to conduct our junior ELT business. In addition, our VIE and its subsidiaries and schools hold leases and other assets necessary to operate our schools, employ teachers and generate substantially all of our revenues. Despite the lack of technical majority ownership, we have effective control of our VIE through a series of contractual arrangements, and a parent-subsidiary relationship exists between us and our VIE. The equity interests of our VIE are legally held by PRC individuals, or the nominee shareholders. Through the contractual agreements, the nominee shareholders of our VIE effectively assigned all their voting rights underlying their equity interests in our VIE to us, and therefore, we have the power to direct the activities of our VIE that most significantly impact its economic performance. We also have the right to receive economic benefits from our VIE that potentially could be significant to our VIE. Based on the above, we consolidate our VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

In November 2016, certain contractual agreements were supplemented to reflect a change in one of the nominee shareholders designated by Rise HK; and it was resolved that Rise HK through our WFOE held the irrevocable proxy to exercise all the voting rights of the shareholders of our VIE since the proxy agreement was in existence. As a result, Rise HK has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and is the primary beneficiary of the VIE.

For more information on consolidation of our VIE, see Note 1 to our audited consolidated financial statements appearing elsewhere in this annual report.

Share-based Compensation

We apply ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. We classified all our share-based awards to employees as equity awards.

In accordance with ASC 718, we recognize share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition—we recognize compensation cost if it is probable that the performance condition will be achieved and we will not recognize compensation if it is not probable that the performance condition will be achieved.

In accordance with ASC 718, we reflect the effect of a market condition in the grant-date fair value of the granted equity awards. We recognize share-based compensation cost for equity awards with a market condition provided that the requisite service is rendered, regardless of when, if ever, the market condition is satisfied.

We account for a change in any of the terms or conditions of the awards is accounted for as a modification of the award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, we first determine on the modification date whether the original vesting conditions were expected to be satisfied, regardless of our policy election for accounting for forfeitures. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original equity awards are ignored and the fair value of the equity award measured at the modification date is recognized if the modified award ultimately vests. When a vesting condition that is probable of achievement is modified and the new vesting condition also is probable of achievement, the compensation cost to be recognized if either the original vesting condition or the new vesting condition is achieved cannot be less than the grant-date fair value of the original award. That compensation cost is recognized if either the original or modified vesting condition is achieved. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For unvested awards, we recognize over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

We use the accelerated method for all awards granted with graded vesting service conditions, and the straight-line method for awards granted with non-graded vesting service conditions. We account for forfeitures as they occur. We, with the assistance of an independent third party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. We approved the ESOP Plan in 2016. Under the ESOP Plan, we can grant options to our eligible employees, directors and officers for the purchase of up to 7,000,000 ordinary shares (excluding any shares which have lapsed or have been forfeited). The options are exercisable only upon the event of an initial public offering or change of control, each or collectively, the exercisability event. The exercisability event constitutes a performance condition that is not considered probable until the completion of the initial public offering or change of control. 5,709,509 awards were vested and share-based compensation expense of RMB95,307 was recorded for the year ended December 31, 2017. Since we had completed our initial public offering in November 2017, 3,466,838 options were exercisable as of December 31, 2017. No option was exercised as of December 31, 2017.Upon the occurrence of the exercisability event, the effect of the change in this estimate will be accounted for in the period of change by cumulative compensation cost recognition as if the new estimate had been applied since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period.

In November 2017, the Board of Directors approved the modification of shares granted to certain directors and officers on acceleration of vesting period under which the related share options were fully vested. The fair value of the share options immediately after the modification was the same as that immediately before the modification and therefore, the Company did not recognize any incremental compensation costs related to such modification. Compensation cost is recognized when modified vesting condition is achieved. Compensation expenses of RMB2.3 million (US$0.4 million) were recognized upon the modification.

The following table summarizes our equity award activity under the ESOP Plan as of December 31, 2017:

As of December 31, 2017
Number of options granted	6,960,000
Number of options forfeited	(75,000)
Number of options outstanding	6,885,000
Weighted-average exercise price (US$)	1.44
Weighted-average modification-date fair value (US$)(1)	N/A
Weighted-average remaining contractual term	6.84
Aggregate intrinsic value(2)	41,035

(1)	5,709,509 ordinary shares were vested during 2017.
(2)	The aggregate intrinsic value in the table above represents the difference between the fair value of our ordinary share as of December 31, 2017 and respective exercise price of the option. Total intrinsic value of options outstanding as of December 31, 2016 and 2017 were US$10,683 and US$41,035, respectively.

No share-based compensation expense was recorded in respect of the ESOP Plan for the year ended December 31, 2016 whereas share-based compensation expense of RMB95,307 was recorded for the year ended December 31, 2017. As of December 31, 2017, there was US$2.8 million of total unrecognized employee share-based compensation expenses, related to unvested share-based awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Fair Value of Our Share Options

We estimate the fair value of share options with market conditions using the Monte Carlo simulation model and all other share options using the binomial option-pricing model with the assistance of an independent third party appraiser. The models require the input of highly subjective assumptions including the estimated expected share price volatility and the share price upon which our employees are likely to exercise share options, or the exercise multiple. We historically have been a private company and lack information on our share price volatility. Therefore, we estimate our expected share price volatility based on the historical volatility of a group of similar companies that are publicly-traded. When selecting these public companies on which we have based our expected share price volatility, we selected companies with characteristics similar to us, including the invested capital’s value, business model, risk profiles, position within the industry, and with historical share price information sufficient to meet the contractual life of our share options. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. For the exercise multiple, as a private company, we were not able to develop an exercise pattern as reference, thus the exercise multiple is based on management’s estimation, which we believe is representative of the future exercise pattern of the options. The risk-free interest rates for the periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted.

The following table presents the key assumptions used to estimate the fair values of share options in the year indicated:

As of December 31, 2017
Number of options granted	2.39%-2.93%
Number of options forfeited	47.5%-49.3%
Number of options outstanding	2.8
Weighted-average exercise price (US$)	US$7.07

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our share options, our share-based compensation expense could be materially different.

We are also required to estimate the fair value of the ordinary shares underlying our share options when performing the fair value calculations with the binomial option model with the assistance of an independent third party appraiser, we estimated the fair value of our ordinary shares at each respective grant date and modification date. We performed the valuations of our ordinary shares using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The fair value of our ordinary shares at the modification date was valued using a combination of income approach (discounted cash flow method) and market approach.

Once public trading market of the ADSs has been established in connection with the completion of our initial public offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share options.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes, or ASC 740. Under this method, we determine deferred tax assets and liabilities based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of (loss)/income as income tax expense.

In accordance with the provisions of ASC 740, we recognize in our consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits which is included in the “other non-current liabilities” line item in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, we record adjustments, if any, in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. We recognize changes in recognition and measurement estimates in the period in which the changes occur.

As of December 31, 2015, 2016 and 2017, we had unrecognized tax benefits of RMB8.8 million, RMB9.1 million and RMB8.8 million (US$1.4 million), of which RMB1.1 million, RMB0.9 million and RMB1.4 million (US$0.2 million) were offset against the deferred tax assets on tax losses carry forward, and the remaining amount of RMB7.8 million, RMB8.2 million and RMB7.4 million (US$1.1 million) which if ultimately recognized, would impact the effective tax rate.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries and our VIE and its subsidiaries and schools. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains arising in Cayman Islands. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned subsidiary in Hong Kong, Rise HK, is subject to Hong Kong profits tax on its activities conducted in Hong Kong at a uniform tax rate of 16.5%. Payments of dividends by our subsidiary in Hong Kong to us are not subject to withholding tax in Hong Kong.

PRC

Our WFOE, VIE and its subsidiaries and schools are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC Enterprise Income Tax Law, or EIT Law. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 6% on the services we provide. Tax payable amount of value-added tax relating to the services we provide was the output tax amount in a tax period minus input tax amount in the same period. Pursuant to Circular No. 68 which was promulgated on June 18, 2016, our schools are subject to a simple value-added tax collection method and many of our schools are subject to value-added tax at a rate 3%. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through Rise HK. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the State Administration of Taxation on February 20, 2009, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Rise HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Recent Accounting Pronouncements

Please see a detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, etc.

Research and Curriculum Development

See “Item 4. Information of the Company⸺B. Business Overview⸺Research and Curriculum Development.”

Intellectual Property

See “Item 4. Information of the Company⸺B. Business Overview⸺Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.       Off-balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017.

	Payment Due by Period
	Total		Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	RMB	US	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations(1)	635,923	97,740	156,549	254,055	137,959	87,360

(1)	Represented future minimum lease payments under non-cancelable operating leases in connection with the leases of offices and self-owned learning centers.

In addition, as of December 31, 2017, we had commitments for the construction of leasehold improvements associated with self-owned learning centers of RMB3.1 million (US$0.5 million), which are expected to be paid within one year. Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

G.	Safe Harbor

See “ForwardLooking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lihong Wang	50	Chairwoman
Zhongjue Chen	39	Director

Yiding Sun	50	Director, Chief Executive Officer
Jiandong Lu	48	Director
Yong Chen	57	Director
Chelsea Qingyan Wang	44	Chief Financial Officer
Sally Xue Yuan	41	Senior Vice President of Academics

Lihong Wang has served as our director since September 2013 and was appointed our chairwoman in October 2017. Ms. Wang has 11 years of experience in private equity industry. Ms. Wang joined Bain Capital Asia in 2006 and has served as a managing director since January 2011. Ms. Wang served as an executive director in Morgan Stanly Dean Witter Asia Limited from 2005 to 2006. She served as a vice president in J.P. Morgan Securities (Asia Pacific) Limited from 2001 to 2005. She served as an associate and a manager in Credit Suisse First Boston from 1996 to 2001. Ms. Wang served as a deputy division chief in China Securities Regulatory Commission from 1993 to 1996. She served as a research associate in Stock Exchange Executive Council from 1990 to 1993. Ms. Wang received an MBA degree from Columbia Business School in 1999 and a Bachelor of Science degree from Fudan University in 1990.

Zhongjue Chen has served as our director since October 2013. Mr. Chen has over 14 years of experience in the investment, finance and consulting industries in the United States and Asia. Mr. Chen joined Bain Capital Private Equity in 2005 and is currently a managing director, mainly responsible for managing Bain Capital’s private equity investments in Greater China and Asia Pacific region. His focus is on the technology, media, education and business services sectors. Mr. Chen served as an associate consultant in Bain & Company from 2001 to 2003, serving clients in the consumer products, financial services and healthcare sectors. Mr. Chen received an MBA degree from Harvard Business School in 2005 and a Bachelor’s degree in economics from Harvard College in 2001.

Yiding Sun has served as our chief executive officer since August 2013 and as our director since September 2013. Mr. Sun has six years of experience in education industry. Prior to joining us, Mr. Sun served as chief executive officer in Gymboree China Group from 2011 to 2013. Mr. Sun also served as the executive director, vice president of operation, vice chairman and manager in Gome Electrical Appliances Holding Ltd., a company listed on the Stock Exchange of Hong Kong, from 1999 to 2011. During his time at Gome Electrical Appliances Holding, he obtained ample managerial experience in equity trading and investments, commercial real estate management, mergers and acquisitions, strategic planning, marketing and sales and multi-brand operation. Mr. Sun received an EMBA degree from China Europe International Business School in 2013 and a bachelor’s degree in science from East China University of Science and Technology in 1990.

Jiandong Lu has served as our independent director since October 2017. Ms. Lu has served as a managing director in the Global Real Asset Asia Fund of J.P. Morgan Asset Management from 2015 to 2017, and served as a managing director and chief operating officer in J.P. Morgan First Capital Securities Ltd. from 2012 to 2015. Ms. Lu joined J.P. Morgan Securities (Asia Pacific) Ltd. as an associate in 2001 and became a managing director in 2011. Ms. Lu served as a senior representative in John Hancock Mutual Life Insurance Company from 1994 to 1999, and she also served as a public officer and chief translator in The Chinese People’s Friendship Association with Foreign Countries from 1991 to 1994. Ms. Lu received an MBA degree from the Wharton School at the University of Pennsylvania in 2001 and a Bachelor’s degree from Beijing International Studies University in 1991.

Yong Chen has served as our independent director since October 2017. Mr. Chen has been a professor at the University of California, Irvine, or UCI, since 1993, where he began as an assistant professor, then as an associate professor in 1999 before attaining full professorship in 2014. He has also served as an associate dean for curricular and student services since 2017. Mr. Chen was a guest professor at Nanchang Hangkong University from 2014 to 2015, a guest professor at Hebei Normal University from 2009 to 2010, and a guest professor at Huazhong University of Science and Technology from 2003 to 2005. Mr. Chen received a PhD degree in history from Cornell University in 1993, a Master’s degree in history from Peking University in 1985 and a Bachelor’s degree in history from Peking University in 1982.

Chelsea Qingyan Wang has served as our chief financial officer since 2016. Ms. Wang has five years of experience in education industry and 15 years of experience in information technology industry. Prior to joining us, Ms. Wang served as the chief financial officer in Global Education & Technology Co. from 2014 to 2016, and the chief financial officer and board director in Wolters Kluwer Great China from 2012 to 2014. She also had worked with IBM Great China Group from 1998 to 2012, serving as chief financial officer in IBM China Research Lab and financial controller in IBM Greater China Group Global Business Service Team from 2007 to 2012. Ms. Wang received a Bachelor of Arts degree from Jiangxi University of Finance and Economics in 1995. She is the certified member of Chartered Global Management Accountant and the fellow member of Chartered Institute of Management Accountant.

Sally Xue Yuan has served as our senior vice president of academics since October 2007. Ms. Yuan has 16 years of experience in education industry. She is also the secretary-general of the English Education Research Branch of the Beijing Education Institute and leads several research groups in connection with China’s 12th five-year national subject research. Ms. Yuan currently participates in a project led by China National Institute of Standardization and China Quality Certification Center to establish the industry standard of subject English education. Prior to joining us, Ms. Yuan worked as a student teacher in several public elementary schools in New York from 2004 to 2006. Ms. Yuan served as an English teacher in Qingdao No. 1 Railway Middle School from 1996 to 1999. Ms. Yuan received a Master’s degree in Elementary Education from Hofstra University in 2006 and a Bachelor’s degree in English from Shandong University in 2000.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2017, we paid an aggregate of approximately RMB11.4 million (US$1.8 million) to our directors and executive officers. Our PRC subsidiary is required by the PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary has contributed retirement and similar benefits to our officers and directors in the year ended December 31, 2017.

Share Incentive Plan

We maintain share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

ESOP Plan

In 2016, our board of directors approved an equity incentive plan, or the 2016 ESOP Plan, to promote the success of our business and the interests of our shareholders by providing additional incentives and awards to attract, retain and motivate eligible senior executives and key employees and to link the interests of the award recipients with our shareholders.

Under the 2016 ESOP Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the ESOP Plan was 7,000,000. Unless otherwise approved by our shareholders, the 2016 ESOP Plan expires ten years after the date of its effectiveness.

As of the date of this annual report, options to purchase 3,223,710 ordinary shares, excluding awards that were forfeited or canceled after the relevant grant dates, have been granted and outstanding under the 2016 ESOP Plan. We incurred share-based compensation expenses upon our initial public offering, the exercisability event, upon which the options were accounted for as a cumulative compensation cost since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period. Other than the awards already granted, 165,000 shares are available for grant under the 2016 ESOP Plan as of the date of this annual report.

The following paragraphs summarize the terms of the ESOP Plan.

Plan administration. Our compensation committee acts as the plan administrator.

Types of awards. The ESOP Plan permits the award of options.

Award agreements. Each award under the ESOP Plan will be evidenced by an award agreement between the award recipient and our company.

Eligibility. Only our senior executives and key employees are eligible to receive awards or grants under the ESOP Plan.

Term of awards. The term of each award is stated in the relevant award agreement.

Vesting schedule and other restrictions. The plan administrator has discretion in determining and making adjustment in the individual vesting schedules and other restrictions applicable to the awards granted under the ESOP Plan. The vesting schedule is set forth in each award agreement. Each award under the ESOP Plan will expire, or vest or be repurchased by us not more than ten years after the date of grant. A vested option is only exercisable in the event of change of control or an initial public offering, and if a participant who receives the award terminates service with us for cause or resigns when the cause is present, all vested and unvested options shall be forfeited, shall automatically lapse without any compensation and shall have no further force and effect, unless otherwise determined by the plan administrator or set forth in the award agreement.

Exercise price. The plan administrator has discretion in determining the price of awards, subject to a number of limitations, and has discretion in making adjustments in the exercise price of the options.

Term of ESOP Plan. The ESOP Plan will terminate ten years from its effective date.

Amendment. Our board of directors has the authority to amend or terminate the ESOP Plan.

Transfer restrictions. Except as permitted by the plan administrator, all options are not transferable or assignable, other than by will or by the laws of descent and distribution.

The table below sets forth certain information as of the date of this annual report, concerning the outstanding awards we have granted to our directors and executive officers individually under the 2016 ESOP Plan.

Name	Ordinary Shares(1) Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Chelsea Qingyan Wang	*	1.44	May 20, 2016	May 19, 2020
	*	1.44	November 1, 2017	October 1, 2024
Sally Xue Yuan	*	1.44	April 6, 2016	October 1, 2024
	*	1.44	November 1, 2017	October 1, 2024
All directors and executive officers as a group	201,283	1.44

*	The outstanding options to purchase ordinary shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
(1)	Represents options to purchase ordinary shares.

2017 ESOP Plan

In 2017, our board of directors approved a new equity incentive plan, or the 2017 ESOP Plan, which will become effective upon completion of our initial public offering, to help attract and retain the best available personnel, provide additional incentives to employees, directors and consultants. Per board approval, the awards are for employees, consultants and members of our board of directors for outstanding performance and promote the success of our business.

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 ESOP Plan is 5,000,000. Unless otherwise extended by the plan administrator, the 2017 ESOP Plan will not exceed ten years after the date of its effectiveness. As of the date of this annual report, no granting of awards has been made under the 2017 ESOP Plan.

The following paragraphs summarize the terms of the 2017 ESOP Plan.

Plan administration. Our compensation committee acts as the plan administrator.

Types of awards. The 2017 ESOP Plan permits the award of options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payment and share appreciation rights.

Award agreements. Each award under the 2017 ESOP Plan will be evidenced by an award agreement between the award recipient and our company.

Eligibility. Only our employees, consultants and board of directors are eligible to receive awards or grants under the 2017 ESOP Plan.

Term of awards. The term of each award will be stated in the relevant award agreement.

Vesting schedule and other restrictions. The plan administrator has discretion in determining and making adjustments to the individual vesting schedules and other restrictions applicable to the awards granted under the 2017 ESOP Plan. The vesting schedule will be set forth in each award agreement. Each award under the 2017 ESOP Plan will expire, vest or be repurchased by us not more than ten years after the date of grant. The conditions of the exercise of awards will be determined by the plan administrator or set forth in the award agreement.

Exercise price. The plan administrator has discretion in determining the price of awards, subject to a number of limitations, and has discretion in making adjustments in the exercise price of the options.

Term of 2017 ESOP Plan. The 2017 ESOP Plan will terminate on the tenth anniversary of its effective date.

Amendment. The plan administrator has the authority to terminate, amend or modify the 2017 ESOP Plan.

Transfer restrictions. Except as permitted by the plan administrator, all awards are not transferable or assignable, other than by will or by the laws of descent and distribution.

The table below sets forth certain information as of the date of this annual report, concerning the outstanding awards we have granted to our directors and executive officers individually under the 2017 ESOP Plan.

As of the date of this annual report, no granting of share options has been made under the 2017 ESOP Plan.

C.	Board Practice

Our board of directors consists of no less than three directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Prior to the completion of our initial public offering, we established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of our initial public offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jiandong Lu, Yong Chen and Lihong Wang, and is chaired by Lihong Wang. Jiandong Lu and Yong Chen satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of our initial public offering. Our board of directors has also determined that Jiandong Lu qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the NASDAQ Stock Market. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with the management and our internal auditor and our independent registered public accounting firm;

•	reporting regularly to the full board of directors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Jiandong Lu, Yong Chen and Zhongjue Chen, and is chaired by Zhongjue Chen. Jiandong Lu and Yong Chen satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Jiandong Lu, Yong Chen and Lihong Wang, and is chaired by Lihong Wang. Jiandong Lu and Yong Chen satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors shall hold office until the expiration of his or her term and his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be removed from office by an ordinary resolution of shareholders. In addition, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-IPO memorandum and articles of association. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

We have standardized employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three- to six-month prior written notice.

Each executive officer is expected to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer is expected to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our company all his or her all associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or an executive officer.

D.	Employees

We had 2,033, 2,245 and 2,754 employees as of December 31, 2015, 2016 and 2017, respectively. The majority of our employees are full-time. We had the following number of employees by function as of the dates indicated below:

	As of December 31,
	2015	2016	2017
Teachers	1,162	1,253	1,543
Sales and marketing	358	447	565
Administration	513	545	646
Total	2,033	2,245	2,754

We enter into employment contracts with our full-time employees, which contain confidentiality provisions.

As required by regulations in China, we participate in various employee social security plans that are administered by municipal and provincial governments for our PRC-based full-time employees, including housing, pension, medical insurance, unemployment insurance, injury insurance and maternity insurance. We are required under PRC law to make contributions to employee benefit plans for our PRC-based full-time employees at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments in China from time to time.

None of our employees are represented by collective bargaining agreement. We believe that we maintain good relationships with our employees. We have not experienced any significant labor disputes.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below are based on 113,817,312 ordinary shares issued and outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of our initial public offering, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
Directors and Executive Officers:(1)
Yiding Sun	1,650,000	1.5
Chelsea Qingyan Wang	*	*
Sally Xue Yuan	*	*
Jiandong Lu	*	*
All directors and executive officers as a group	2,635,000	2.3
Principal Shareholders:
Bain Capital Rise Education IV Cayman Limited(2)	84,700,000	74.4
Paper Crane Holding Limited (3)	216,021	0.2

*	Less than 1% of our total outstanding shares.
†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 113,817,312 which is the total number of ordinary shares outstanding as of the date of this annual report, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report.
(1)	The business address of Mr. Zhongjue Chen and Ms. Lihong Wang is 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, and the business address of our other directors and executive officers is c/o Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China.

(2)	Bain Capital Rise Education IV Cayman Limited, or Bain Capital Entity, is owned by Bain Capital Asia Integral Investors, L.P. Bain Capital Investors, LLC, or BCI, is the general partner of Bain Capital Asia Integral Investors, L.P. The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entity is directed by the Global Private Equity Board of BCI. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by the Bain Capital Entity. The Bain Capital Entity has an address c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(3)	Paper Crane Holdings Limited, or Paper Crane, is a company incorporated in Hong Kong wholly and directly owned by Duc Ngoc LUU, a vice president of the Company. Paper Crane has address 7/F., Friendship Commercial Building, 105-107 Hollywood Road, Central, Hong Kong.

As of the date of this annual report, none of our ordinary shares are held by record holder in the United States. None of our existing shareholders has different voting rights from other shareholders after the completion of our initial public offering. None of our existing shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Each selling shareholder named above acquired its shares in offerings that were exempted from registration under the Securities Act because such offerings involved either private placements or offshore sales to non-U.S. persons.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIE, Its Shareholders and Us

See “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements among Our VIE, Its Schools, Its Shareholders and Us.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

In 2013, we entered into a consulting agreement with Bain Capital Private Equity Advisors (China) Ltd., or Bain Capital, an affiliate of our principal shareholder, pursuant to which Bain Capital provides us with business consulting services. We paid RMB6.2 million to Bain Capital during each of the years ended December 31, 2015, 2016 and RMB4.65 million during the year of 2017. Pursuant to its terms, the consulting agreement was terminated upon the completion of our initial public offering, at which time we had paid Bain Capital a lump sum amount of RMB33.9 million (US$5.1 million).

In 2015, 2016 and 2017, we entered into a series of entrustment loan agreements with Lionbridge Limited, an affiliate of our principal shareholder, pursuant to which we granted loans of RMB200.0 million, RMB280.0 million and RMB150.0 million (US$23.1 million) to Lionbridge Limited during the years ended December 31, 2015, 2016 and 2017, respectively. Loans granted during the years ended December 31, 2015 and 2016 have been fully repaid.

In 2015, we entered into a product development agreement with Beijing Mai Rui Technology Co., Ltd., or Beijing Mai Rui, owned by a former director of us, pursuant to which we paid RMB0.7 million, RMB0.3 million and nil to Beijing Mai Rui during the years ended December 31, 2015, 2016 and 2017, respectively.

In September 2017, we entered into an agreement to purchase the business and assets of The Edge Learning Centers Limited, a company in which a managing director of Bain Capital is a director and minority shareholder. The Edge Learning Centers Limited is a leading Hong Kong-based admissions consulting company specializing in overseas boarding school and college placement. Total consideration under the agreement is approximately HK$33 million (US$4.2 million). The acquisition was completed during the fourth quarter of 2017, subject to customary closing procedures and conditions.

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statement and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have an adverse material effect on our business, financial condition or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Dividend Policy

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

In September 2017, we paid cash dividends totaling US$87.0 million to our shareholders. Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders who will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely on dividends distributed by our subsidiaries in Hong Kong, Cayman Islands and the PRC. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. For example, dividend distributions from our PRC subsidiary to us are subject to PRC taxes, including withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure—We rely on dividends, fees and other distributions paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could hinder our ability to conduct our business.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs have been listed on the NASDAQ Global Market since October 25, 2017 and traded under the symbol “REDU.” Each ADS represents two ordinary shares. The following table provides the high and low market prices for our ADSs on the NASDAQ Global Market.

	Trading Price
	High	Low
	$	$
Quarterly Highs and Lows
Fourth quarter of 2017 (since October 20, 2017)	17.86	9.50
First quarter of 2018	18.60	13.05
Second quarter of 2018 (through April 18, 2018)	16.00	14.52

Annual and Monthly Highs and Lows
2017 (since October 20, 2017)	17.86	9.50
October (since October 20, 2017)	17.86	11.10
November	14.36	9.50
December	15.19	9.92
2018
January	16.72	14.40
February	16.60	13.05
March	18.60	14.12
April (through April 18)	16.00	14.52

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NASDAQ Global Market since October 20, 2017 under the symbol “REDU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-220587) filed with the Securities and Exchange Commission on September 22, 2017. Our board of directors adopted our Amended and Restated Memorandum and Articles of Association by a special resolution on September 22, 2017, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Law as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our post-IPO memorandum and articles prohibit us from issuing bearer or negotiable shares. Our company will issue only non-negotiable shares in registered form, which will be issued when registered in our register of members.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our post-IPO memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholder present in person or by proxy entitled to vote and who together hold not less than 10% of the votes attaching to the ordinary shares at the meeting, present in person or by proxy. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-IPO memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of our initial public offering, our company’s register of members will be immediately updated to record and give effect to the issue of ordinary shares by us to JPMorgan, as the depositary (or its custodian or nominee). Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NASDAQ Stock Market.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s post-offering amended and restated articles of association. Our post-IPO memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-IPO memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of all paid up voting share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of Ordinary Shares

Subject to the restrictions in our post-IPO memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they are obligated to, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

Issuance of Additional Shares

Our post-IPO memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our post-IPO memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-IPO memorandum and articles of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our post-IPO memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—B. Business Overview—Regulations Related to Foreign Exchange.”

E.	Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares except on instruments executed in, or brought within, the jurisdiction of the Cayman Islands.

People’s Republic of China Tax Considerations

Under the EIT Law, which was promulgated on March 16, 2007 and amended on February 24, 2017, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC tax resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered a resident enterprise and therefore may be subject to PRC enterprise income tax at a rate of 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals, if such dividends or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty. Any such tax may reduce the returns on your investment in the ADSs.

United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion set forth below is applicable only to United States Holders and deals only with ordinary shares and ADSs held as capital assets (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has or have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. No ruling has been sought from the Internal Revenue Service with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the Internal Revenue Service or a court will not take a contrary position. Additionally, this discussion does not address the U.S. federal estate, gift, Medicare and alternative minimum tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares and does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	a dealer in securities or currencies;

•	a bank or other financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person who acquires his ADSs or ordinary shares pursuant to an employee share option or otherwise as compensation;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a U.S. expatriate;

•	an S corporation, partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay generally will be treated as a dividend for U.S. federal income tax purposes. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. Dollars.

A non-corporate United States Holder will be subject to tax at the preferential tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares (or ADSs representing such ordinary shares) are readily tradeable on an establishes securities market in the United States or, in the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a United States Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares) will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in subsequent years.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares, as described under “—People’s Republic of China Tax Considerations.” If we are deemed to be a PRC tax resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the United States Holder’s individual facts and circumstances, a United States Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. The rules governing the foreign tax credit are complex. Accordingly, United States Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. A United States Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a United States Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the Treaty. United States Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

Based on the projected composition of our income and valuation of our assets, including goodwill (whose valuation may be based on the market value of our ADSs from time to time), we do not expect to be a PFIC for our current taxable year, and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Additionally, for this purpose, cash is categorized as a passive asset and a company’s goodwill associated with active business activity is taken into account as a non-passive asset. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Although the law in this regard is unclear, we treat our consolidated affiliates as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliates for United States federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the current or any subsequent taxable year.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the projected market value of our equity, a decrease in the price of our ADSs in any taxable year may also result in our becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly, we use the proceeds from our initial public offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including, in some circumstances, a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we were a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries was also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a United States Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded.” For those purposes, our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq. However, no assurances may be given that the ADSs will be regularly traded at all times. If a United States Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs held at the end of the taxable year and (ii) deduct as an ordinary loss the excess, if any of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. Such United States Holders’ adjusted tax basis in the ADSs will be increased by the amount of any such income inclusion and decreased by the amount of any such deductions under the mark-to-market rules. If a United States Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a United States Holder makes a mark-to-market election, any gain such United States Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information United States Holders would need to make a qualified electing fund election for the current taxable year, and as such the qualified electing fund election has not been and will not be available to United States Holders.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding rules may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or, in the case of dividend payments, if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Certain United States Holders are required to report information relating to ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-220587), as amended, including prospectus contained therein, to register additional securities that become effective immediately upon filing, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-220873) to register the ADSs and registration statement on Form S-8 (File Number 333-222775) to register our securities to be issued under our 2017 Plan.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiaries, VIE and its subsidiaries in China. Therefore, we have limited exposure to foreign exchange risk for operational activity. However, we have a long term outstanding loan denominated in U.S. Dollars and we do not hedge against currency risk for the repayment of this loan.

The change in value of the Renminbi against the U.S. Dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. Dollar, and the Renminbi appreciated more than 20% against the U.S. Dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. Dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. Dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. Dollar in the future.

To the extent that we need to convert U.S. Dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. Dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. Dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. Dollar against the Renminbi would reduce the U.S. Dollar amounts available to us.

As of December 31, 2017, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB878.5 million (US$135.0 million). A 10% depreciation of the Renminbi against the U.S. Dollar based on the foreign exchange rate on December 31, 2017 would result in a decrease of US$13.5 million in cash and cash equivalents and restricted cash.

Credit Risk

We are exposed to credit risk from our financial assets, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and restricted cash. As of December 31, 2017, substantially all of our cash and cash equivalents, short-term investments and restricted cash were deposited with financial institutions, which we believe are of high credit quality and continually monitoring the credit worthiness of these financial institutions.

Interest Rate Risk

We are exposed to interest rate risk related to our outstanding long-term loan. The interest rate of the long-term loan was mainly based on the three month London Interbank Offered Rate and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB6.5 million (US$1.0 million) per year based on our debt level as of December 31, 2017.

Our exposure to interest rate risk also relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fall shorter of expectations due to changes in market interest rates.

Inflation Risk

Our revenues were generated in China in 2015, 2016 and 2017. Inflation did not have a material impact on our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.4%, 2.1% and 1.6% in 2015, 2016 and 2017, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•      a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•      a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•      an aggregate fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•      a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•      a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•      stock transfer or other taxes and other governmental charges;

•      cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•      transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•      in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•      fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.—D.	Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-220587), as amended, including the prospectus contained therein, which registered 22,000,000 ordinary shares representing by ADSs and was declared effective by the SEC on October 19, 2017, for our initial public offering, which closed in October 2017, and the underwriters’ exercise of their option to purchase from us an additional 1,650,000 ADSs representing 3,300,000 ordinary shares, or the optional offering, which closed in October 2017, at an initial offering price of US$14.50 per ADS. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) L.L.C, UBS Securities LLC and HSBC Securities (USA) Inc. were the representatives of the underwriters.

For the period from the effective date of the registration statement on Form F-1 to December 31, 2017, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering and the optional offering totaled US$14.6 million, which included US$10.2 million for underwriting discounts and commissions and US$4.4 million for other expenses. None of the transaction expenses included director or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregated net proceeds of approximately US$57.9 million from our initial public offering and the option offering.

For the period from the effective date of the registration statement on Form F-1 to December 31, 2017, we used US$30 million received from the initial public offering and the optional offering and US$10 million for repayment of CTBC loan

None of these net proceeds from the initial public offering and the optional offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has also determined that Jiandong Lu, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the NASDAQ Stock Market. Jiandong Lu meets the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-220587) filed with the SEC on September 22, 2017 and posted a copy of our code of business conduct and ethics on our website at en.risecenter.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2015	2016	2017
	(in thousands)
Audit fees(1)	$—	$—	$1,076
Audit-related fees(2)	$—	$—	$131
Tax fees(3)	$—	$—	$11

(1)	Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for tax compliance.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, our independent registered public accounting firm , including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

None

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of RISE Education Cayman Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)
2.3	Form of Deposit Agreement among the registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)
4.1	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.2	2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.4	Form of Employment Agreement with each executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.5	Amended and Restated License Agreement between Daplon Limited and Rise Education Hong Kong Limited, dated September 28, 2013 and Letter Agreement between Houghton Mifflin Harcourt Publishing Company and Rise IP (Cayman) Limited, dated October 11, 2013 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.6	English translation of Loan Agreement between Rise Tianjin Education Information Consulting Co., Ltd. and Peng Zhang, dated November 11, 2016 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.7	English translation of Loan Agreement between Rise Tianjin Education Information Consulting Co., Ltd. and Yiding Sun, dated June 8, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

Exhibit Number	Description of Document
4.8	English translation of Call Option Agreement among Rise Tianjin Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.9	English translation of Proxy Agreement among Rise Tianjin Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.10	English translation of Equity Pledge Agreement among Rise Tianjin Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.11	English translation of Business Cooperation Agreement among Rise Tianjin Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.12	Consulting Service Agreement between Bain Capital Rise Education (HK) Limited and Rise Tianjin Education Information Consulting Co., Ltd., dated January 12, 2014 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.13	Consulting Service Agreement between Bain Capital Rise Education (HK) Limited and Beijing Step Ahead Education Technology Development Co., Ltd., dated January 12, 2014 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.14	English translation of Service Agreement between Rise Tianjin Education Information Consulting Co., Ltd. and Beijing Step Ahead Education Technology Development Co., Ltd., dated December 1, 2014 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.15	English translation of form of Comprehensive Service Agreement between Rise Tianjin Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.16	Form of License Agreement between Rise Tianjin Education Information Consulting Co., Ltd. and each of the Beijing Step Ahead Education Technology Development Co., Ltd.’s schools (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
4.17	Deed of Amendment Agreement between RISE Education Cayman I Ltd, RISE Education Cayman III Ltd, Rise IP, Bain Capital Rise Education (HK) Limited, Rise Tianjin Education Information Consulting Co., Ltd., Beijing Step Ahead Education Technology Development Co, Ltd., Bain Capital Rise Education IV Cayman Limited, RISE Education Cayman Ltd., CTBC Bank Co., Ltd. and others, dated September 19, 2017 (incorporated by reference to Exhibit 10.17 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 6, 2017)
8.1*	Principal Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
12.1*	Certification by the Group Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Group Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Group Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of Haiwen & Partners regarding certain PRC law matters
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been granted with respect to portions of the exhibit that have been redacted pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RISE Education Cayman Ltd

By:	/s/ Yiding Sun

Name:	Yiding Sun
Title:	Director and Chief Executive Officer

Date: April 19, 2018

[Signature Page to 20-F]

RISE EDUCATION CAYMAN LTD

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of RISE Education Cayman Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RISE Education Cayman Ltd (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of (loss)/income, comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Beijing, the People’s Republic of China

April 19, 2018

RISE EDUCATION CAYMAN LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As at December 31,
	Notes	2016	2017	2017
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		639,999	1,055,982	162,301
Restricted cash		16,689	28,913	4,444
Accounts receivable, net		—	2,470	380
Amounts due from a related party	13	—	6,604	1,015
Inventories		5,533	7,905	1,215
Prepayments and other current assets	6	45,517	40,571	6,236
Total current assets		707,738	1,142,445	175,591
Non-current assets:
Property and equipment, net	7	75,673	100,177	15,397
Intangible assets, net	8	225,951	200,615	30,834
Goodwill	9	461,686	475,732	73,119
Deferred tax assets	12	4,087	2,404	369
Other non-current assets		25,163	34,965	5,374
Total non-current assets		792,560	813,893	125,093
Total assets		1,500,298	1,956,338	300,684
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the VIEs without recourse to the Company amounting to RMB660,446 and RMB897,630 (US$137,964) as of December 31, 2016 and 2017, respectively):
Current portion of long-term loan	11	38,186	—	—
Accounts payable		4,068	6,041	928
Accrued expenses and other current liabilities	10	96,158	171,099	26,298
Deferred revenue and customer advances		601,324	812,821	124,928
Due to a related party	13	—	20,000	3,074
Income taxes payable	12	23,630	20,739	3,188
Total current liabilities		763,366	1,030,700	158,416

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As at December 31,
	Notes	2016	2017	2017
		RMB	RMB	US$
Non-current liabilities (including non-current liabilities of the VIEs without recourse to the Company amounting to RMB4,271 and RMB2,682 (US$412) as of December 31, 2016 and 2017, respectively)
Long-term loan	11	333,102	623,439	95,821
Deferred tax liabilities	12	3,070	3,785	582
Other non-current liabilities	12	2,333	2,682	412
Total non-current liabilities		338,505	629,906	96,815
Total liabilities		1,101,871	1,660,606	255,231

Commitments and contingencies	17
Shareholders’ equity:
Ordinary shares (US$0.01 par value; 200,000,000 and 200,000,000 shares authorized, 100,000,000 and 110,000,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively)		6,120	6,782	1,042
Additional paid-in capital		452,369	532,474	81,840
Statutory reserves	14	32,511	46,366	7,126
Accumulated deficit		(134,264)	(315,531)	(48,496)
Accumulated other comprehensive income	18	50,464	40,040	6,154
Total RISE Education Cayman Ltd shareholders’ equity		407,200	310,131	47,666
Non-controlling interests		(8,773)	(14,399)	(2,213)
Total equity		398,427	295,732	45,453
Total liabilities, non-controlling interests and shareholders’ equity		1,500,298	1,956,338	300,684

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF (LOSS)/INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2015	2016	2017	2017
		RMB	RMB	RMB	US$
Revenues	5	529,469	710,993	969,275	148,975
Cost of revenues		(346,671)	(363,579)	(452,220)	(69,505)
Gross profit		182,798	347,414	517,055	79,470
Operating expenses:
Selling and marketing		(96,688)	(128,475)	(177,993)	(27,357)
General and administrative		(135,603)	(148,093)	(339,690)	(52,209)
Total operating expenses		(232,291)	(276,568)	(517,683)	(79,566)
Operating (loss)/income		(49,493)	70,846	(628)	(96)
Interest income		17,853	16,622	19,559	3,006
Interest expense			(6,073)	(26,589)	(4,087)
Foreign currency exchange (loss)/gain		(1,473)	(2,741)	388	60
Other income, net		253	4,391	6,594	1,013
(Loss)/income before income tax expense		(32,860)	83,045	(676)	(104)
Income tax benefit/(expense)	12	1,119	(32,202)	(52,924)	(8,134)
Net (loss)/income		(31,741)	50,843	(53,600)	(8,238)
Add: Net loss attributable to non-controlling interests		5,456	3,080	5,626	865
Net (loss)/income attributable to RISE Education Cayman Ltd		(26,285)	53,923	(47,974)	(7,373)
Net (loss)/income per share:
Basic and diluted	15	(0.26)	0.54	(0.47)	(0.07)
Shares used in net (loss)/income per share computation
Basic and diluted	15	100,000,000	100,000,000	101,890,411

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net (loss)/income	(31,741)	50,843	(53,600)	(8,238)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	21,124	22,275	(10,424)	(1,602)
Other comprehensive income/(loss)	21,124	22,275	(10,424)	(1,602)
Comprehensive (loss)/income	(10,617)	73,118	(64,024)	(9,840)
Add: comprehensive loss attributable to non-controlling interests	5,456	3,080	5,626	865
Comprehensive (loss)/income attributable to RISE Education Cayman Ltd	(5,161)	76,198	(58,398)	(8,975)

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Ordinary	Ordinary	Additional			Accumulative other	Total RISE Education		Total
	shares	shares	paid-in	Statutory	Accumulated	comprehensive	Cayman Ltd	Non-controlling	shareholders’
	(Number)	(Amount)	capital	reserves	deficit	income/(loss)	shareholder’s equity	interests	equity
Balance at January 1, 2015	100,000,000	6,120	878,385	24,201	(153,592)	7,065	762,179	(335)	761,844
Appropriation of statutory reserves	—	—	—	1,669	(1,669)	—	—	—	—
Capital contribution from a non-controlling interest shareholder	—	—	—	—	—	—	—	98	98
Net loss	—	—	—	—	(26,285)	—	(26,285)	(5,456)	(31,741)
Other comprehensive income	—	—	—	—	—	21,124	21,124	—	21,124
Balance at December 31, 2015	100,000,000	6,120	878,385	25,870	(181,546)	28,189	757,018	(5,693)	751,325

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Ordinary	Ordinary	Additional			Accumulative other	Total RISE Education		Total
	shares	shares	paid-in	Statutory	Accumulated	comprehensive	Cayman Ltd	Non-controlling	shareholders’
	(Number)	(Amount)	capital	reserves	deficit	income/(loss)	shareholder’s equity	interests	equity
Balance at January 1, 2016	100,000,000	6,120	878,385	25,870	(181,546)	28,189	757,018	(5,693)	751,325
Appropriation of statutory reserves	—	—	—	6,641	(6,641)	—	—	—	—
Distribution to shareholders*	—	—	(426,016)	—	—	—	(426,016)		(426,016)
Net income	—	—	—	—	53,923		53,923	(3,080)	50,843
Other comprehensive income	—	—	—	—	—	22,275	22,275	—	22,275
Balance at December 31, 2016	100,000,000	6,120	452,369	32,511	(134,264)	50,464	407,200	(8,773)	398,427

*	On April 21, 2016 and September 12, 2016, the Board of Directors approved cash distributions that was paid by the Company to the shareholders amounting to US$10,996 and US$53,000, respectively.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Ordinary	Ordinary	Additional			Accumulative other	Total RISE Education		Total
	shares	shares	paid-in	Statutory	Accumulated	comprehensive	Cayman Ltd	Non-controlling	shareholders’
	(Number)	(Amount)	capital	reserves	deficit	income/(loss)	shareholder’s equity	interests	equity
Balance at January 1, 2017	100,000,000	6,120	452,369	32,511	(134,264)	50,464	407,200	(8,773)	398,427
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering costs	10,000,000	662	437,167	—	—	—	437,829	—	437,829
Share-based compensation(Note 16)	—		95,307	—	—	—	95,307	—	95,307
Appropriation of statutory reserves	—	—	—	13,855	(13,855)	—	—	—	—
Distribution to a shareholder*	—	—	(452,369)	—	(119,438)	—	(571,807)	—	(571,807)
Net loss	—	—	—	—	(47,974)	—	(47,974)	(5,626)	(53,600)
Other comprehensive loss	—	—	—	—	—	(10,424)	(10,424)	—	(10,424)

Balance at December 31, 2017	110,000,000	6,782	532,474	46,366	(315,531)	40,040	310,131	(14,399)	295,732

Balance at December 31, 2017 (US$)	110,000,000	1,042	81,840	7,126	(48,496)	6,154	47,666	(2,213)	45,453

*	On September 18, 2017, the Board of Directors approved cash distributions that was paid by the Company to the sole shareholder amounting to US$87,000.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(31,741)	50,843	(53,600)	(8,238)
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Depreciation and amortization expenses	91,507	69,822	49,711	7,640
Share-based compensation	—	—	95,307	14,648
Loss on disposal of equipment	485	16	33	5
Amortization of debt issuance cost	—	—	5,129	788
Deferred income tax (benefit)/expense	(11,997)	(4,763)	1,151	177
Changes in operating assets and liabilities:
Restricted cash	(3,899)	(897)	(4,832)	(743)
Prepayments and other current assets	(2,716)	(16,756)	2,617	402
Accounts receivable, net	—	—	(1,695)	(261)
Amounts due from a related party	—	—	(6,733)	(1,035)
Inventories	1,520	430	(2,372)	(365)
Accounts payable	(659)	1,130	1,973	303
Accrued expenses and other current liabilities	11,922	20,520	47,427	7,290
Income taxes payable	(2,343)	17,959	(2,543)	(391)
Deferred revenue and customer advances	105,516	111,406	201,004	30,894
Due to a related party	—	—	20,000	3,075
Other non-current assets	2,537	(3,093)	(7,659)	(1,177)
Other non-current liabilities	3,588	(6,534)	350	54
Net cash generated from operating activities	163,720	240,083	345,268	53,066
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of equipment	188	190	12	2
Purchase of property and equipment	(34,979)	(35,450)	(50,336)	(7,736)
Purchase of intangible assets	(8,409)	(8,317)	(2,743)	(422)
Purchase of short-term investments	(308,000)	(615,100)	(390,000)	(59,942)
Proceeds from maturity of short-term investments	312,967	616,133	390,000	59,942
Loans to a related party	(200,000)	(280,000)	(150,000)	(23,055)
Repayment of loans from a related party	200,000	280,000	150,000	23,055
Net cash used in investing activities	(38,233)	(42,544)	(53,067)	(8,156)

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Change in restricted cash	—	(11,080)	(8,401)	(1,291)
Proceeds from loans, net of issuance costs	—	356,887	573,019	88,071
Principal repayments on loans	—	—	(301,639)	(46,361)
Capital contribution from a non-controlling interest shareholder	98	—	—	—
Proceeds from IPO, net of capitalized expenses	—	—	437,829	67,293
Distribution to a shareholder	—	(426,016)	(571,807)	(87,885)
Net cash generated from/ (used in) financing activities	98	(80,209)	129,001	19,827
Effects of exchange rate changes	2,378	5,233	(5,219)	(802)
Net increase in cash and cash equivalents	127,963	122,563	415,983	63,935
Cash and cash equivalents at beginning of year	389,473	517,436	639,999	98,366
Cash and cash equivalents at end of year	517,436	639,999	1,055,982	162,301

Supplemental disclosures of cash flow information:
Income taxes paid	(9,633)	(25,845)	(53,418)	(8,210)
Interest expense paid	—	(4,170)	(20,472)	(3,147)

Non-cash investing activities:
Purchase of property and equipment included in accrued expenses and other current liabilities	(4,660)	(7,292)	(9,241)	(1,420)
Consideration for business acquisitions included in accrued expenses and other current liabilities	—	—	25,980	3,993

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

RISE Education Cayman Ltd (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 16, 2013. On September 30, 2013 (the “Acquisition date”), the Company acquired from certain third-party sellers a junior English Language Training (“ELT”) business (the “Acquisition”).

In October 2017, the Group completed an initial public offering (“IPO”) and issued 5,000,000 American depositary shares representing 10,000,000 of the Company’s ordinary shares. Net proceeds from the IPO after deducting underwriting discount and offering costs were RMB437,829 (US$67,293). Deferred IPO costs of RMB42,012 (US$6,457) were recorded as a reduction of the proceeds from the IPO in shareholders’ equity.

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its wholly-owned subsidiaries, the variable interest entity (the “VIE”), and the VIE’s subsidiaries and schools, which are located in the People’s Republic of China (the “PRC”). The VIE, the VIE’s subsidiaries and schools, hereinafter are collectively referred to as the “VIEs”. The accompanying consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and the VIEs (hereinafter collectively referred to as the “Group”).

The Group is principally engaged in the business of providing junior ELT services in the PRC primarily under the “RISE” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of educational courses, sale of course materials, franchise services, and study tours.

As of December 31, 2017, details of the Company’s subsidiaries, the VIE and the VIE’s subsidiaries and schools are as follows:

			Percentage
			of equity
			interest
			attributable
	Date of	Place of	to the
Name	establishment	establishment	Company	Principal activity
Subsidiaries of the Company:
RISE Education Cayman III Ltd (“Cayman III”)	July 29, 2013	Cayman Islands	100%	Investment holding
RISE Education Cayman I Ltd (“Cayman”)	June 19, 2013	Cayman Islands	100%	Investment holding
Rise IP (Cayman) Limited (“Rise IP”)	July 24, 2013	Cayman Islands	100%	Educational consulting
Edge Franchising Co., Limited (“Edge Franchising”)	March 16, 2016	Hong Kong	100%	Educational consulting
Bain Capital Rise Education (HK) Limited (“Rise HK”)	June 24, 2013	Hong Kong	100%	Educational consulting
Rise (Tianjin) Education Information Consulting Co., Ltd. (“Rise Tianjin” or “WFOE”)	August 12, 2013	PRC	100%	Educational consulting
VIE:
Beijing Step Ahead Education Technology Development Co., Ltd.	January 2, 2008	PRC	—	Educational consulting

VIE’s subsidiaries and school:
Beijing Haidian District Step Ahead Training School	September 18, 2008	PRC	—	Language education

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Percentage
of equity
interest
attributable
	Date of	Place of	to the
Name	establishment	establishment	Company	Principal activity
Beijing Shijingshan District Step Ahead Training School	July 14, 2009	PRC	—	Language education

Beijing Changping District Step Ahead Training School	July 3, 2009	PRC	—	Language education

Beijing Chaoyang District Step Ahead Training School	July 20, 2009	PRC	—	Language education

Beijing Xicheng District RISE Immersion Subject English Training School	February 5, 2010	PRC	—	Language education

Beijing Dongcheng District RISE Immersion Subject English Training School	July 30, 2010	PRC	—	Language education

Beijing Tongzhou District RISE Immersion Subject English Training School	April 19, 2011	PRC	—	Language education

Beijing Daxing District RISE Immersion Subject English Training School	March 31, 2013	PRC	—	Language education

Beijing Fengtai District Step Ahead Training School	February 28, 2012	PRC	—	Language education

Shanghai Boyu Investment Management Co., Ltd.	January 29, 2012	PRC	—	Language education

Shanghai Riverdeep Education Information Consulting Co., Ltd.	March 8, 2010	PRC	—	Educational consulting services

Shanghai Huangpu District RISE Immersion Subject English Training School	June 17, 2011	PRC	—	Language education

Guangzhou Ruisi Education Technology Development Co., Ltd.	August 17, 2012	PRC	—	Training services

Guangzhou Yuexiu District RISE Immersion Subject English Training School	April 29, 2014	PRC	—	Language education

Guangzhou Haizhu District RISE Immersion Subject English Training School-Chigang	December 8, 2014	PRC	—	Language education

Guangzhou Tianhe District RISE Immersion Subject English Training School	July 11, 2017	PRC	—	Language education

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Percentage
of equity
interest
attributable
	Date of	Place of	to the
Name	establishment	establishment	Company	Principal activity
Shenzhen Mei Ruisi Education Management Co., Ltd.	February 28, 2014	PRC	—	Training services

Shenzhen Futian District Rise Training Center	January 8, 2015	PRC	—	Language education

Shenzhen Nanshan District Rise Training Center	May 26, 2015	PRC	—	Language education

Shenzhen Luohu District Rise Training Center	August 3, 2017	PRC	—	Language education

Wuxi Rise Foreign Language Training Co., Ltd.	June 5, 2013	PRC	—	Training services

The VIE arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. The Group’s offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, the Group’s offshore holding companies are not allowed to directly engage in the education business in China. To comply with PRC laws and regulations, the Group conducts all of its junior ELT business in China through the VIEs. The VIEs hold the requisite licenses and permits necessary to conduct the Group’s junior ELT business. In addition, the VIEs hold leases and other assets necessary to operate the Group’s schools, employ teachers and generate substantially all of the Group’s revenues. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the nominee shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the Contractual Agreements:

Proxy Agreement. Pursuant to the Proxy Agreement signed between the respective Nominee Shareholders and the WFOE, the Nominee Shareholders agreed to entrust to the WFOE an irrevocable proxy to exercise all of their voting rights as shareholders of the VIE and approve on behalf of the Nominee Shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of the VIE. The WFOE is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consent. The Proxy Agreement remains valid for as long as at least one of the Nominee Shareholders remains a shareholder of the VIE.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

Loan Agreements. Pursuant to the Loan Agreements between the respective Nominee Shareholders and the WFOE, the WFOE granted interest-free loans to the Nominee Shareholders to acquire all the equity interests from the VIE’s predecessor shareholders as part of the Acquisition. The loan has a term of ten years and the WFOE has the sole discretion to extend the loan. The Nominee Shareholders are not allowed to repay the loan in advance of the maturity date without the WFOE’s prior written consent. The timing of the repayment is at the sole discretion of the WFOE and the repayment shall be in the form of transferring the VIE’s equity interest to the WFOE or its designees unless the Nominee Shareholders are in breach of the agreement, in which the WFOE can request immediate repayment of the loans.

Call Option Agreement. Pursuant to the Call Option Agreement entered into between the Nominee Shareholders, the VIE and the WFOE, the Nominee Shareholders granted to the WFOE or its designees (i) an exclusive option to purchase, when and to the extent permitted under PRC laws, all or part of all equity interests in the VIE and (ii) an exclusive right to cause the Nominee Shareholders to transfer their equity interest in the VIE to the WFOE or any designated party. The WFOE has the sole discretion when to exercise the option, whether in part or full. The exercise price of the option to purchase all or part of the equity interests in the VIE will be the minimum amount of consideration permitted by the applicable PRC laws. Any proceeds received by the Nominee Shareholders from the exercise of the option exceeding the loan amount, distribution of profits or dividends, shall be remitted to the WFOE, to the extent permitted under PRC laws. The Call Option Agreement will remain in effect until all the equity interests held by the VIE are transferred to the WFOE or its designated party. The WFOE may terminate the Call Option Agreement at their sole discretion, whereas under no circumstances may the VIE or its Nominee Shareholders terminate in accordance with the agreement.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement entered into among the WFOE, the VIE and the Nominee Shareholders, the VIE and Nominee Shareholders must appoint candidates designated by the WFOE as the VIE’s board of directors and senior executives of the VIEs. In addition, without the prior written consent of WFOE, the VIE and Nominee Shareholders cannot carry out the following activities: (i) increase or decrease the registered capital of the VIEs; (ii) sell or dispose any assets or rights except in the ordinary course of business; (iii) open any new school; (iv) appoint or remove any management director, supervisor or senior executive; (v) enter into any transaction with its shareholders, directors or senior management; (vi) distribute any profits or other payments to its shareholders; (vii) amend its articles of association; (viii) provide any loans to any third parties; (ix) provide security or any other guarantee, (x) pledge or other rights and interests on any of its assets to third parties; or (xi) engage in any transaction that may materially affect their assets, obligations, rights or operations. The agreement has an initial term of ten years, which will be automatically extended for a successive ten year term upon expiration. Neither the VIE nor the Nominee Shareholders may unilaterally terminate this agreement. In June 2017, the agreement was supplemented such that the WFOE has the right to determine and adjust any service fees charged to the VIE at its sole discretion, effective from January 1, 2014.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement entered into among the WFOE, the Nominee Shareholders and the VIE, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the above agreements. The Nominee Shareholders further undertake that they will remit any distributions in connection with such shareholder’s equity interests in the VIE to the WFOE, to the extent permitted by PRC laws. If the VIE or any of its Nominee Shareholders breach any of their respective contractual obligations under the above agreements, the WFOE, as the pledgee, will be entitled to certain rights, including the right to sell, transfer or dispose of the pledged equity interest. The Nominee Shareholders of the VIE agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interest in the VIE, without the prior consent of the WFOE. The Equity Pledge Agreement will be valid until the VIE and their respective shareholders fulfill all the contractual obligations under the above agreements in full and the pledged equity interests have been transferred to the WFOE and/or its designees.

Consulting Services Agreements. Rise HK has entered into Consulting Services Agreements with the WFOE and the VIE, respectively, under which Rise HK provides certain technical and business support services. In return, the WFOE and the VIE agree to pay service fees to Rise HK. The initial term of these agreements is five years, which can be automatically renewed for another five years, unless one party notifies the other party in writing of its intention not to renew within 30 days of expiration.

Service agreement. Pursuant to the Service Agreement, WFOE provides certain services to the VIE, including design of teaching plans, courseware development services and licensed use of the WFOE’s business management system. In return, the VIE agrees to pay service fees to the WFOE. The initial term of the agreement is five years, which can be automatically renewed for another five years, unless terminated through mutual agreement of the parties. Neither the VIE nor the Nominee Shareholders may unilaterally terminate the agreement.

Comprehensive Services Agreements. Pursuant to Comprehensive Services Agreements entered into between the WFOE and each of the schools, the WFOE provides certain services to the schools, including design of teaching plans, courseware development services, licensed use of the WFOE’s business management system and marketing and operating support services. In return, the schools agreed to pay service fees to WFOE as stipulated in the respective agreements. The initial term of each of these agreements is five years, which can be automatically renewed for another five years, unless terminated through mutual agreement of the parties.

License Agreements. Pursuant to the License Agreements entered into by the WFOE and the schools, the WFOE has licensed trademarks, courseware and other materials for their use in the PRC for an initial term of five years, which will be automatically extended for a successive five years upon expiration. The schools are required to pay royalties to the WFOE, which may be adjusted at the WFOE’s sole discretion.

Spousal Consent Letters. Pursuant to the executed spousal consent letters, the spouses of the Nominee Shareholders of the VIE acknowledged that certain equity interests in the VIE held by and registered in the name of his or her spouse will be disposed pursuant to relevant arrangements under the Proxy Agreement, the Loan Agreement, the Call Option Agreement and the Equity Pledge Agreement. These spouses undertake not to take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal marital property.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

In November 2016, certain Contractual Agreements were supplemented to reflect a change in one of the Nominee Shareholders designated by Rise HK, and it was resolved that Rise HK through the WFOE held the irrevocable proxy to exercise all the voting rights of the shareholders of the VIE since the Proxy Agreement was in existence. As a result, Rise HK has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and is the primary beneficiary of the VIE.

In June 2017, certain Contractual Arrangements were supplemented to reflect a change in one of the Nominee Shareholders designated by Rise HK.

Based on the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs are in compliance with all existing PRC laws and regulations; and (ii) each of the Contractual Agreements among Rise HK, the WFOE, the VIEs and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violation of PRC laws or regulations currently in effect.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, Rise HK, the WFOE or any of its current or future VIEs are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Cash and cash equivalents	437,594	654,777	100,637
Restricted cash	5,609	10,441	1,605
Accounts receivable, net	—	1,364	210
Inventories	1,605	1,952	300
Prepayments and other current assets	38,297	32,621	5,014
Amounts due from the Group’s subsidiaries	63,897	106,748	16,406
Total current assets	547,002	807,903	124,172
Property and equipment, net	67,601	92,803	14,264
Intangible assets, net	1,740	1,060	163
Goodwill	145,781	145,781	22,406
Deferred tax assets	4,087	2,404	369
Other non-current assets	23,564	31,681	4,869
Total non-current assets	242,773	273,729	42,071
Total assets	789,775	1,081,632	166,243
Accounts payable	1,484	3,168	487
Accrued expenses and other liabilities	76,418	100,156	15,394
Deferred revenue and customer advances	581,215	776,052	119,277
Income taxes payable	1,329	18,254	2,806
Amounts due to the Group’s subsidiaries	49,007	67,990	10,449
Total current liabilities	709,453	965,620	148,413
Deferred tax liabilities	2,527	—	—
Other non-current liabilities	1,744	2,682	412
Total non-current liabilities	4,271	2,682	412
Total liabilities	713,724	968,302	148,825

	For the Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenues	503,256	673,264	912,166	140,197
Net (loss)/income	(51,138)	(24,532)	24,771	3,807
Net cash provided by operating activities	99,499	49,586	263,813	40,547
Net cash used in investing activities	(34,116)	(26,792)	(46,630)	(7,167)

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The revenue-producing assets that are held by the VIEs comprise of property and equipment, student base and franchise agreements. The VIEs contributed an aggregate of 95%, 95% and 94% of the consolidated revenues for the years ended December 31, 2015, 2016 and 2017, respectively, after elimination of inter-company transactions.

As of December 31, 2017, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company. The Company did not provide nor intend to provide financial or other support not previously contractually required to the VIEs during the years presented.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its paid-in capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. Results of subsidiaries, businesses acquired from third parties and the VIEs are consolidated from the date on which control is obtained by the Company.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation allowance for deferred tax assets, uncertain tax positions, the initial valuation of the assets acquired and liabilities assumed in a business combination, economic lives and impairment of long-lived assets, impairment of goodwill, estimating the best estimate of selling price for each deliverable in the Group’s revenue arrangements, and share-based compensation. Actual results could differ from those estimates.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.5063 per US$1.00 on December 31, 2017 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency

The functional currency of the Company and its non-PRC subsidiaries is the United States Dollars (“US$”). The Company’s PRC subsidiaries and the VIEs determined their functional currency to be Renminbi (the “RMB”). The Group uses the RMB as its reporting currency.

Each entity in the Group maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of (loss)/income.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash primarily represents deposits held in a designated bank account as security for the interest payments on the Group’s long-term loan; and deposits restricted as to withdrawal or use under government regulations.

Short-term investments

The Group’s short-term investments comprise primarily of cash deposits at floating rates based on daily bank deposit rates with original maturities ranging from over three months to six months.

Inventories

Inventories are finished goods and mainly comprised of textbooks and other educational study tools (“course materials”). Course materials are stated at the lower of cost or market. Cost is determined using the weighted average cost method. As of December 31, 2016 and 2017, the Group did not have any provision for inventories.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight line basis over the following estimated useful lives:

Electronic equipment	3 years
Furniture	3 - 5 years
Vehicles	4 years
Leasehold improvements	Shorter of the lease term or estimated useful life

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment (Continued)

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of (loss)/income.

Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the Board of Directors, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports. Substantially all of the Group’s revenues for the years ended December 31, 2016, 2016 and 2017 were generated from the PRC. As of December 31, 2016 and 2017, a majority of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

Non-controlling interests

For certain subsidiaries of the VIE, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net (loss)/income on the consolidated statements of (loss)/income includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group’s consolidated balance sheets.

Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill (Continued)

There was only one reporting unit (that also represented the operating segment) as of December 31, 2016 and 2017, respectively. Goodwill was allocated to the one reporting unit as of December 31, 2016 and 2017, respectively (Note 9). The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Amortization of finite-lived intangible assets except for student base is computed using the straight-line method over the estimated useful lives. Student base is amortized using an accelerated pattern based on the estimated student attrition rate of the acquired schools. The estimated useful lives of intangible assets from the date of purchase are as follows:

Category	Estimated Useful Life
Courseware license	15 years
Franchise agreements	2.5-3 years
Student base	3-5 years
Trademarks	10-15 years
Purchased software	3-5 years
Teaching course materials	10 years

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Company’s long-lived assets.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Combination

We account for business combinations using the purchase method of accounting in accordance with ASC topic 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, we re-measured our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, restricted cash, certain other current assets, accounts payable, long-term loan, customer advances, and certain other current liabilities. The carrying amounts of these financial instruments, except for the long-term loan, approximate their fair values because of their short-term maturities. The carrying amount of the long-term loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or service has occurred, the selling price is fixed or determinable and collection is reasonably assured. The Group’s business is subject to business tax, value added taxes (“VAT”) and tax surcharges assessed by governmental authorities. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, the Group elected to present business tax, VAT and tax surcharges as a reduction of revenues on the consolidated statements of (loss)/income. Payments received before all of the relevant criteria for revenue recognition are satisfied are included in “deferred revenue and customer advances”.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition(Continued)

The primary sources of the Group’s revenues are as follows:

(a)	Educational programs

Educational programs include English courses and related course materials. In accordance with ASC subtopic 605-25, Revenue Recognition: Multiple-Deliverable Revenue Arrangements (“ASC 605-25”), the Group evaluates all the deliverables in the arrangement to determine whether they represent separate units of accounting. For the arrangements with deliverables to be considered a separate unit of accounting, the Group allocates the total consideration of the arrangement based on their relative selling price, with the selling price of each deliverable determined using vendor-specific objective evidence of selling price, or VSOE, third-party evidence or TPE of selling price, or management’s best estimate of the selling price, or BESP, and recognizes revenue as each deliverable is provided. In determining its BESP for each deliverable, the Group considered its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Group would transact if the deliverable were sold regularly on a standalone basis. The Group monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically.

Course fees are collected in full in advance of the commencement of each course and each course comprises of a fixed amount of classes. Course revenue is recognized ratably as the classes for the related course are delivered to the students. Students are allowed to return course materials if they are unused. However, once the student attends the first class of the respective course, course materials cannot be returned. Therefore, the Group recognizes revenue from the sale of course materials when the student attends the first class of the respective course. The amounts recognized for each deliverable is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

(a)	Educational programs (Continued)

According to local education bureau regulations, depending on a school’s location and the amount of classes remaining for a course, the Group may be required to refund course fees for any remaining undelivered classes to students who withdraw from a course. The refund is recorded as a reduction of the related course fees received in advance and has no impact on recognized revenue. Refunds on recognized revenue were insignificant for all periods presented.

The Group may issue promotional coupons to attract enrollment for its courses. The promotional coupons are not issued in conjunction with a concurrent revenue transaction and are for a fixed RMB amount that can only be redeemed to reduce the amount of the tuition fees for future courses. The promotional coupons are accounted for as a reduction of revenue when the corresponding revenue is recognized in accordance with ASC 605-50-45-2.

(b)	Franchise revenues

Franchise revenues includes non-refundable initial franchise fees, which are recognized by the Group as revenue when substantially all services or conditions relating to the initial franchise fee have been performed, which is generally when a franchisee commences its operations under the RISE brand. The services to be performed under the franchise agreements to earn the initial franchise fees comprise of (i) authorizing franchisees to use the RISE brand and the Group’s courseware, and (ii) initial setup services, including assisting with site selection and marketing strategy, training of franchisee management and teachers. The Group’s franchise agreements do not include guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises from franchisees. Initial franchise fees are deferred and recorded as “deferred revenue and customer advances” until these commitments and obligations have been performed, which is upon the franchisee commencing its operations under the RISE brand. The Group also receives recurring franchise fees from its franchisees, which include a fixed percentage of the franchisees’ course fees and proceeds from the sale of related course materials. The recurring franchise fees are recognized as franchise revenue as the fees are earned and realized.

(c)	Other revenues

Other revenues comprises mainly of the provision of overseas study tours. The Group bears the risks and rewards, including customer acceptance of the services and has the right to unilaterally determine and change the study tour itinerary. The Group also sets the study tour prices charged to customers and independently selects travel service suppliers. Therefore, the Group is the primary obligor of the study tour service arrangement and recognizes revenue on a gross basis. Revenue from study tour services is recognized once the organized tour is completed in its entirety.

Advertising expenditures

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of (loss)/income. For the years ended December 31, 2015, 2016 and 2017, advertising expenses were approximately RMB39,397, RMB63,734 and RMB80,475 (US$12,369), respectively.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease term. The Group leases certain office facilities under non-cancelable operating leases. Certain lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

(Loss)/income per share

In accordance with ASC 260, Earnings Per Share, basic (loss)/income per share is computed by dividing net (loss)/income attributable to the Company by the weighted average number of ordinary shares outstanding during the period. Diluted (loss)/income per share is calculated by dividing net (loss)/income attributable to the Company as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Share options with market conditions, performance conditions, or any combination thereof, are considered contingently issuable shares and are included in the computation of diluted (loss)/income per share to the extent that market and performance conditions are met such that the share options are exercisable at the end of the reporting period, assuming it was the end of the contingency period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary equivalent shares are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Share-based compensation

The Group applies ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All the Group’s share-based awards to employees were classified as equity awards.

In accordance with ASC 718, the Group recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition — compensation cost is recognized if it is probable that the performance condition will be achieved and shall not be recognized if it is not probable that the performance condition will be achieved.

In accordance with ASC 718, the effect of a market condition is reflected in the grant-date fair value of the granted equity awards. The Group recognizes share-based compensation cost for equity awards with a market condition provided that the requisite service is rendered, regardless of when, if ever, the market condition is satisfied.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based compensation (Continued)

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, the Group first determines on the modification date whether the original vesting conditions were expected to be satisfied, regardless of the entity’s policy election for accounting for forfeitures. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original equity awards are ignored and the fair value of the equity award measured at the modification date is recognized if the modified award ultimately vests. When a vesting condition that is probable of achievement is modified and the new vesting condition also is probable of achievement, the compensation cost to be recognized if either the original vesting condition or the new vesting condition is achieved cannot be less than the grant-date fair value of the original award. That compensation cost is recognized if either the original or modified vesting condition is achieved.

Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Group recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award.

The Group uses the accelerated method for all awards granted with graded vesting service conditions, and the straight-line method for awards granted with non-graded vesting service conditions. The Group accounts for forfeitures as they occur. The Group, with the assistance of an independent third party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of (loss)/income as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits which is included in “other non-current liabilities” on the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government subsidies of non-operating nature and with no further conditions to be met are recorded as non-operating income in “Other income, net” of the consolidated statements of (loss)/income when received.

Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive (loss)/income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive (loss)/income includes net (loss)/income and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive (loss)/ income.

Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB46,933, RMB52,734 and RMB62,934 (US$9,673) for the years ended December 31, 2015, 2016 and 2017, respectively.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements

In August 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09”), issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers—Principal versus Agent Considerations (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarify guidance related to identifying performance obligations and licensing implementation guidance contained in ASU No. 2014-09. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers— Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition and provides practical expedients for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective date for the amendment in ASU 2016-08, ASU 2016-10 and ASU 2016-12 are the same as the effective date of ASU No. 2014-09. All guidance is collectively referred to as “ASC 606”. The Group will adopt ASC 606 effective January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effective effect recognized as of the date of adoption (“modified retrospective method”). The Group has selected to apply the modified retrospective method. Based on the contracts outstanding as of December 31, 2017, management expects that the cumulative catch-up adjustment upon adoption of ASC 606 relating to its educational programs, recurring franchise fees from its franchisees, and study tour services will not be material. However, based on management’s assessment, one area that is expected to have a significant impact is the Group’s recognition of initial franchise fees. The Group’s accounting policy through December 31, 2017 was to recognize initial franchise fees when franchisees commence operations under the RISE brand or upon the renewal of the franchise agreements. In accordance with ASC 606, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement, and will therefore, be treated as a single performance obligation. Therefore, initial franchise fees should be recognized over the franchise term, which is generally five years under ASC 606. Upon adoption, the Group estimates that the cumulative catch-up adjustment to be recorded would increase accumulated deficit by approximately 4.0%. The Group is also in the process of implementing the appropriate changes to its business processes, systems and controls to support recognition and disclosures under ASC 606.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company will adopt the new standard effective January 1, 2018. The adoption of ASU 2016-01 on January 1, 2018 is not expected to have a material effect on the Group’s consolidated financial statements.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements (Continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Group is evaluating this guidance and the impact to the Group, as both lessor and lessee, on the consolidated financial statements and related disclosures. The Group expects its operating leases, as disclosed in Note 17 — COMMITMENTS AND CONTINGENCIES in the accompanying notes to the consolidated financial statements, will be subject to the new standard. We will recognize right-of-use assets and operating lease liabilities on the consolidated balance sheet upon adoption, which will increase total assets and liabilities.

In March 2016, the FASB issued ASU 2016-07, Investments—Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting (“ASU 2016-07”). ASU 2016-07 eliminates the requirement to apply the equity method of accounting retrospectively when a reporting entity obtains significant influence over a previously held investment. ASU 2016-07 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of ASU 2016-07 on January 1, 2017 is not expected to have a material effect on the Group’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230, Statement of Cash Flows, (“ASC 230”) including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. In addition, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash (“ASU 2016-18”). ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. These ASUs will be effective for the Group’s fiscal year beginning January 1, 2018 and subsequent interim periods. Early adoption is permitted. The adoption of ASU 2016-15 and ASU 2016-18 will modify the Group’s current disclosures and classifications within the consolidated statement of cash flows but they are not expected to have a material effect on the Group’s consolidated financial statements.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements (Continued)

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Group is still evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Group does not believe this standard will have a material impact on the results of operations or financial condition.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group is still evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASU 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets (“ASU 2017-05”), which clarifies the scope of asset derecognition and provided guidance on accounting for partial sales of nonfinancial assets. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group does not expect the standard to have a material impact on the consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): scope of Modification Accounting (“ASU 2017-09”), which is to provide clarity and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted but only as of annual reporting periods beginning after December 15, 2016 with early adoption permitted. The Group does not expect the standard to have a material impact on the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

Business, customer, political, social and economic risks

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC. No single customer or supplier accounted for more than 10% of revenue or costs of revenues for the years ended December 31, 2015, 2016 and 2017.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, and restricted cash. As of December 31, 2017, substantially all of the Group’s cash and cash equivalents, short-term investments and restricted cash were deposited with financial institutions with high-credit ratings and quality.

Interest rate risk

The Group is exposed to interest rate risk related to its outstanding long-term loan (Note 10). The interest rate of the long-term loan was mainly based on the three month London Interbank Offered Rate and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB6,506 (US$1,000) per year based on the Group’s debt level at December 31, 2017.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 5.8%, 6.4% and appreciation of 6.7% during the years ended December 31, 2015, 2016 and 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (Continued)

Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Group’s cash and cash equivalents, and restricted cash denominated in RMB amounted to RMB878,468 (US$135,018) as of December 31, 2017.

4.	BUSINESS COMBINATION

Acquisition of Edge Business

On November 1, 2017, the Group acquired 100% equity interest of Edge Franchising, a leading Hong Kong-based admissions consulting company specializing in overseas boarding school and college placement, and certain fixed assets, intellectual properties, material contracts and key employees of the educational consulting business (collectively referred to as “Acquiree”, or “Edge Business”) from a seller in which a managing director of Bain Capital Education IV Cayman Limited (“Bain Capital Education IV”) is a director and minority shareholder (Note 13). The acquisition is expected to complement the Group’s existing business and achieve significant synergies.

Details of the purchase consideration are as follows:

(i)	Cash consideration of RMB16,769(US$2,540) (“Cash Consideration”)

(ii)	In accordance with the sale and purchase agreement, the Company shall issue to the selling shareholder 216,021 ordinary shares. As of the acquisition date, the Group recorded RMB9,211(US$1,395) (“Share Consideration”) in the “Accrued expenses and other current liabilities”

The Cash Consideration and Share Consideration were settled on January 2, 2018

The Company has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of November 1, 2017, the date of acquisition:

	RMB	US$
Purchase consideration	25,980	3,993

Net assets acquired, excluding intangible assets and the related deferred tax liabilities	2,133	329
Intangible assets	4,994	767
Trademark	1,693	260
Student base	2,962	455
Franchise agreements	339	52
Deferred tax liabilities	(1,235)	(190)
Deferred revenue and customer advances	(10,663)	(1,639)
Goodwill	30,751	4,726

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

4.	BUSINESS COMBINATION (Continued)

Included in the goodwill of RMB30,261(US$4,651) recognized above is the expected synergies from combining operations of the Acquiree and the Group which does not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for income tax purposes.

The Company recognized RMB889 (US$137) of acquisition related costs which were included in general and administrative expenses in the year ended December 31, 2017.

The actual results of operation after the acquisition date and pro-forma results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant.

5.	REVENUES

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Educational programs	451,411	618,326	831,106	127,739
Franchise revenues(a)	60,793	63,532	100,013	15,372
Others	17,265	29,135	38,156	5,864
	529,469	710,993	969,275	148,975

(a)	Initial franchise fees amounted to RMB16,518, RMB15,566, and RMB23,302 (US$3,581), and recurring franchise fees amounted to RMB44,275, RMB47,966, and RMB76,711 (US$11,791) for the years ended December 31, 2015, 2016 and 2017, respectively.

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Prepayments to suppliers	16,414	12,820	1,970
Prepaid rental expense	10,735	11,924	1,833
Staff advances	1,684	1,762	271
Deposits	7,625	10,411	1,600
Prepaid business tax, VAT and other surcharges	8,083	1,528	235
Other receivables	976	2,126	327
	45,517	40,571	6,236

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

7.	PROPERTY AND EQUIPMENT, NET

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Electronic equipment	35,464	40,740	6,262
Furniture	7,350	8,643	1,328
Vehicles	1,168	1,168	179
Leasehold improvements	141,253	185,922	28,576
	185,235	236,473	36,345
Less: accumulated depreciation	109,562	136,296	20,948
Property and equipment, net	75,673	100,177	15,397

Depreciation expense for the years ended December 31, 2015, 2016 and 2017 was RMB26,128, RMB29,634 and RMB29,246 (US$4,495), respectively.

8.	INTANGIBLE ASSETS, NET

The Group’s intangible assets were all acquired and consisted of the following:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Costs:
Courseware license	213,509	200,079	30,752
Franchise agreements	60,800	61,133	9,396
Student base	91,960	94,875	14,582
Trademarks	48,419	47,040	7,230
Purchased software	14,101	16,783	2,579
Teaching course materials	10,786	10,747	1,652
	439,575	430,657	66,191
Accumulated amortization:
Courseware license	(46,261)	(56,862)	(8,740)
Franchise agreements	(60,800)	(60,818)	(9,348)
Student base	(90,916)	(91,875)	(14,121)
Trademarks	(10,490)	(12,893)	(1,982)
Purchased software	(3,041)	(4,420)	(678)
Teaching course materials	(2,116)	(3,174)	(488)
	(213,624)	(230,042)	(35,357)
Net carrying amount	225,951	200,615	30,834

The Group recorded amortization expense of RMB65,379, RMB40,188 and RMB20,465(US$3,145) for the years ended December 31, 2015, 2016 and 2017, respectively.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

8.	INTANGIBLE ASSETS, NET (Continued)

As of December 31, 2017, estimated amortization expense of the existing intangible assets for each of the next five years is RMB 21,454, RMB 19,812, RMB 19,366, RMB 19,080 and RMB19,080, respectively.

9.	GOODWILL

Balance as of January 1, 2016	444,412
Goodwill acquired	—
Impairment losses	—
Foreign exchange effect	17,274
Balance as of December 31, 2016	461,686
Goodwill acquired in business combination (note 4)	30,751
Impairment losses	—
Foreign exchange effect	(16,705)
Balance as of December 31, 2017	475,732
Balance as of December 31, 2017 (US$)	73,119

The Group’s goodwill is mainly attributable to the Acquisition in 2013 and 2017. Goodwill is not tax deductible.

For the years ended December 31, 2016 and 2017, respectively, the Group performed a qualitative assessment based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its respective carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2016 and 2017, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
Payroll and welfare payable	47,221	78,263	12,029
Business tax, VAT and surcharges payable	2,205	8,995	1,383
Interest payable	897	1,608	247
Accrued expenses	35,758	41,553	6,386
Accrual for purchase of property and equipment	7,292	9,241	1,420
Payable for acquisition consideration (note 4)	—	25,626	3,939
Others	2,785	5,813	894
	96,158	171,099	26,298

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

11.	LONG-TERM LOAN

In July 2016, the Company entered into a loan facility agreement (“Original Facility Agreement”), pursuant to which the Company is entitled to draw down up to US$55,000. The maturity date of the loan facility is five years from the drawdown date. The arrangement fee of US$1,705 (equivalent to RMB11,559) incurred for the loan facilities was offset against loan liability and accounted for under the effective interest rate method. As of December 31, 2016, the Group has drawn down the facility in full and no principal was repaid. In September 2017, an amendment facility agreement (“Amendment Facility Agreement”) was entered, pursuant to which the maturity date was revised to five years from the amendment date and the aggregate of the facility commitments was amended to US$110,000. No other terms or conditions were changed. According to ASC 470-50, the Group concluded that the change resulted in debt modification rather than an extinguishment of debt.

As of December 31, 2017, the Group has drawn down the facility in full and US$10,000 of principal was repaid. The amount repayable within twelve months was reclassified to current liabilities. The interest rate of the facility is a flexible interest rate from 2.00% to 3.50% per annum, depending on the leverage ratio of Cayman, plus London Interbank Offered Rate. The interest rate for the outstanding loan as of December 31, 2017, was approximately 4.05%.

Management assessed no breach of its loan covenants for the year ended December 31, 2017. The loan facility is guaranteed by Rise IP, Rise HK, the WFOE and VIE. Further, the ordinary shares of certain subsidiaries of the Group were pledged as collateral for the loan facility. In addition, the Group maintained deposits held in a designated bank account as security for interest payments amounting to US$2,839 (equivalent to RMB18,472) as of December 31, 2017.

As of December 31, 2017, the loan principal will be due according to the following schedule:

US$
September 12, 2019	12,000,000
September 12, 2020	19,250,000
September 12, 2021	24,750,000
September 12, 2022	44,000,000
100,000,000

On March 12, 2018, principal amounting to US$12,000 was paid, after which, loan principal amounting to US$13,750, US$19,250, US$24,750 and US$30,250, respectively, will be due on September 12, 2019, September 12, 2020, September 12, 2021 and September 12, 2022, respectively.

12.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its Cayman subsidiaries are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Rise HK and Edge Franchising are incorporated in Hong Kong and are subject to Hong Kong Profits Tax at a rate of 16.5% on profits arising in or derived from Hong Kong..

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Dividends, interests, rent or royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

12.	INCOME TAXES (Continued)

PRC (Continued)

(Loss)/ income before income taxes consists of:

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
PRC	(63,513)	43,995	14,121	2,170
Non-PRC	30,653	39,050	(14,797)	(2,274)
	(32,860)	83,045	(676)	(104)

The current and deferred portions of income tax benefit/(expense) included in the consolidated statements of (loss)/income are as follows:

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Current income tax expense	(10,878)	(36,965)	(51,773)	(7,957)
Deferred income tax benefit/(expense)	11,997	4,763	(1,151)	(177)
Income tax benefit/(expense)	1,119	(32,202)	(52,924)	(8,134)

The reconciliation of the income tax expense for the years ended December 31, 2015, 2016 and 2017 is as follows:

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
(Loss)/income before income tax	(32,860)	83,045	(676)	(104)
Income tax benefit/(expense) computed at the PRC statutory tax rate of 25%	8,215	(20,761)	169	26
Effect of different tax rates in different jurisdictions	4,557	5,688	(8,175)	(1,256)
Non-deductible expenses	(2,352)	(9,051)	(26,482)	(4,071)
Outside basis difference on investment in WFOE	—	(3,174)	(4,446)	(683)
PRC royalty withholding tax	(4,177)	(4,607)	(6,950)	(1,068)
Changes in valuation allowance	(5,124)	(297)	(7,040)	(1,082)
Income tax benefit/(expense)	1,119	(32,202)	(52,924)	(8,134)

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

12.	INCOME TAXES (Continued)

The significant components of the Group’s deferred tax assets and liabilities as of December 31, 2016 and 2017 are as follows:

	For the year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Deferred tax assets:
Tax loss carry forward	32,601	34,111	5,243
Accrued expenses	4,590	6,638	1,020
Others	1,422	1,971	303
Less: Valuation allowance	(25,491)	(32,002)	(4,919)
	13,122	10,718	1,647
Deferred tax liabilities:
Long-lived assets arising from acquisitions	—	1,094	168
Outside basis difference on investment in WFOE	3,174	7,620	1,171
Revenue recognition	8,931	3,385	521
	12,105	12,099	1,860
Presentation in the consolidated balance sheets:
Deferred tax assets	4,087	2,404	369
Deferred tax liabilities	(3,070)	(3,785)	(582)
Net deferred tax assets/(liabilities)	1,017	(1,381)	(213)

The Group operates through several subsidiaries and the VIEs and valuation allowances are considered for each of the subsidiaries and the VIEs on an individual basis. The Group recorded a valuation allowance against deferred tax assets of those subsidiaries and the VIEs that are individually in a cumulative loss as of December 31, 2016 and 2017. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2017, the aggregate undistributed earnings from the Company’s WFOE and VIEs that are available for distribution are RMB112,059 (US$17,223). The Company has considered its operational funding needs, future development initiatives and its dividend distribution plan, and is permanently reinvesting all but RMB76,202 (US$11,712). Determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical because of the various associated income taxes including withholding income tax that would be payable upon the distribution of those amounts.

As of December 31, 2016 and 2017, the Group had taxable losses of RMB130,404 and RMB136,445 (US$20,971), respectively derived from entities in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable losses as of December 31, 2017 will expire from 2018 to 2022 if not utilized.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

12.	INCOME TAXES (Continued)

As of December 31, 2016 and 2017, the Group had unrecognized tax benefits of RMB9,124 and RMB8,799 (US$1,352), respectively, of which RMB932 and RMB1,389(US$213), respectively were offset against the deferred tax assets on tax losses carry forward, and the remaining amount of RMB8,192 and RMB7,410(US$1,139), respectively which if ultimately recognized, would impact the effective tax rate. The Group planned to settle unrecognized tax benefits of RMB5,888 (US$905) in cash in the next 12 months, and such amount was classified as income taxes payable. It is possible that the amount of unrecognized benefits will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2016	2017	2017
	RMB	RMB	US$
Balance at January 1,	8,843	9,124	1,402
Additions based on tax positions related to current year	281	738	113
Settlement	—	(1,063)	(163)
Balance at December 31,	9,124	8,799	1,352

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2015, 2016 and 2017, the Group recognized approximately RMB279, RMB573 and RMB734(US$113) in interest, respectively, and RMB275, nil, and nil in penalties, respectively. The Group had approximately RMB1,666 and RMB1,160 (US$178) in accrued interest and penalties recorded in other non-current liabilities as of December 31, 2016 and 2017, respectively.

As of December 31, 2017, tax years ended December 31, 2013 through 2017 for the WFOE and the VIEs remain open to examination by the PRC tax authorities.

13.	RELATED PARTY TRANSACTIONS

a) Related parties

 The direct controlling shareholder

Bain Capital Education IV”

Entities controlled by the ultimate holding company

Lionbridge Limited (“Lionbridge”)

Bain Capital Advisors (China) Ltd. (“Bain Advisors”)

An Entity controlled by a shareholder

Beijing Mai Rui Technology Co., Ltd. (“Mai Rui”)

b) During the year ended December 31, 2015, 2016 and 2017, the Group had the following related party transactions:

		For the year ended December31,
	Notes	2015	2016	2017	2017
		RMB	RMB	RMB	US$
Loan to a related party:
Lionbridge	(i)	200,000	280,000	150,000	23,055
Fees paid to related parties:
Mai Rui	(ii)	705	278	-	-
Bain Advisors	(iii)	6,200	6,200	38,537	5,923

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

13.	RELATED PARTY TRANSACTIONS (Continued)

(i)	The Group entered into certain entrustment loan agreements with Lionbridge, pursuant to which the Group granted total loans of RMB280,000 and RMB150,000 (US$23,055) to Lionbridge during the years ended December 31, 2016 and 2017, respectively, with details set forth below:

Year ended December 31, 2016

Loan granted	Principal	Interest Rate	Period
Loan 1	200,000	10%	March 10, 2015 to November 30, 2015
Loan 2	200,000	9%	March 30, 2016 to November 30, 2016
Loan 3	30,000	5%	July 8, 2016 to December 8, 2016
Loan 4	50,000	6%	July 8, 2016 to December 8, 2016

Year ended December 31, 2017

Loan granted	Principal	Interest Rate	Period
Loan 1	100,000	7%	February 24, 2017 to November 30, 2017
Loan 2	50,000	7%	March 20, 2017 to November 30, 2017

As of December 31, 2016 and 2017, respectively, the above loans were fully repaid. Interest income of RMB12,712 and RMB7,457(US$1,146) from the above loans were recorded as interest income during the years ended December 31, 2016 and 2017, respectively.

(ii)	During the years ended December 31, 2015, 2016 and 2017, the Group paid course development fees of RMB705, RMB278 and RMB nil (US$ nil), respectively, to Mai Rui.

(iii)	During the years ended December 31, 2015, 2016 and 2017, the Group paid consulting fees of RMB6,200, RMB6,200 and RMB38,537(US$5,923), respectively, to Bain Advisors, an affiliate of the Group’s majority shareholder, which included a lump sum consulting termination fee of RMB33,887(US$5,208) to Bain Advisors as a result of the IPO for the year ended December 31, 2017, of which RMB20,000(US$3,074) was unpaid as at December 31, 2017 (note 13 c) (2)).

(iv)	On November 1, 2017, the Group acquired Edge Business from a seller in which a managing director of Bain Capital is a director and minority shareholder. (Note 4)

c) The balances between the Group and its related parties as of December 31, 2016 and 2017 are listed below:

(1) Amounts due from a related party

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$

Bain Capital Education IV	—	6,604	1,015

The above amount related to reimbursement of third party underwriting commissions due to the Group.

(2) Amounts due to a related party

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$

Bain Advisors	—	20,000	3,074

All the balances with related parties as of December 31, 2017 were unsecured and repayable on demand. No allowance for doubtful accounts was recognized for the amount due from related parties for the years ended December 31, 2017. The amount due above has been fully paid in March 2018.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

14.	RESTRICTED NET ASSETS

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s foreign investment enterprises, the VIE and the VIE’s subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax income as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2016 and 2017, the Group’s appropriations to the general reserve amounted to RMB3,526 and nil, respectively.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of no less than 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended December 31, 2016 and 2017, the Group’s appropriations to the development fund amounted to RMB3,115 and RMB13,855(US$2,129), respectively.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

14.	RESTRICTED NET ASSETS (Continued)

These reserves are included as statutory reserves in the consolidated statements of changes in shareholders’ equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Relevant PRC laws and regulations restrict the WFOE and the VIEs from transferring certain of their net assets to the Company in the form of loans, advances or cash dividends. Amounts restricted include the paid in capital and statutory reserves of the WFOE and the VIEs, totaling approximately RMB279,070(US$43,892) as of December 31, 2017.

15.	(LOSS)/INCOME PER SHARE

Basic and diluted (loss)/income per share for each of the years presented are calculated as follows:

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Numerator:
Net (loss)/income attributable to RISE Education Cayman Ltd—basic and diluted	(26,285)	53,923	(47,974)	(7,373)
Denominator:
Weighted average number of ordinary shares outstanding- basic and diluted	100,000,000	100,000,000	101,890,411
Basic and diluted (loss)/income per share	(0.26)	0.54	(0.47)	(0.07)

There were no outstanding share options during the years ended December 31, 2015. As at December 31, 2016, the outstanding share options are considered contingently issuable shares. As the exercisability event has not occurred (Note 2, Note 16) at December 31, 2016, the contingently issuable shares, were excluded from the computation of diluted (loss)/income per share for the year ended December 31, 2016.

No adjustment has been made to the basic loss per share amount presented for the year ended December 31, 2017 as the impact of the outstanding share options were anti-dilutive.

16.	SHARE-BASED PAYMENTS

2016 Equity Incentive Plan

In 2016, the Board of Directors approved the Equity Option Plan (the “2016 Equity Incentive Plan”), which has a term of 10 years and is administrated by the Board of Directors. Under 2016 Equity Incentive Plan, the Company reserved options to its eligible employees, directors and officers of the Group for the purchase of 7,000,000 of the Company’s ordinary shares in aggregate (excluding shares which have lapsed or have been forfeited).

In April 2016, the Board of Directors approved option grants to employees for the purchase of 5,985,000 of the Company’s ordinary shares. 50% of the options granted will generally vest in four or five equal installments over a service period (the “2016 Service Options”) while the remaining 50% of the options will vest in two equal installments of 25% each if a fixed targeted return on the Company’s ordinary shares is achieved (the “2016 Market Options”). Both the Service Options and Market Options (collectively, the “2016 Options”) are exercisable only upon the occurrence of an IPO or change of control (each or collectively, the “exercisability event”). The exercisability event constitutes a performance condition that is not considered probable until the completion of the IPO or change of control. The Company will not recognize any compensation expense until the exercisability event occurs. Upon the occurrence of the exercisability event, the effect of the change in this estimate will be accounted for in the period of change by cumulative compensation cost recognition as if the new estimate had been applied since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period. Upon the occurrence of the exercisability event (the IPO completion date), the Company immediately recognized expenses associated with options that were vested as of the IPO completion date amounting to RMB 90,335. In addition, the Company also will recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.	SHARE-BASED PAYMENTS (Continued)

Modification of options

In September 2016, the Board of Directors approved the modification of substantially all the 2016 Options to require recipients to remain in service with the Company until October 1, 2017, October 1, 2018, October 1, 2019, or October 1, 2020; otherwise the 2016 Options (both vested and unvested portions) will be forfeited. As of the modification date, the original performance condition of the 2016 Options was not expected to be satisfied, therefore, the modification-date fair value of the 2016 Options instead of the original grant-date fair value will be used to measure the modified 2016 Options once they ultimately vest.

In November 2017 (“2017 Modification Date”), the Board of Directors modified share options granted to six directors and officers to be fully vested on the 2017 Modification Date. On the 2017 Modification Date, the Company recognized compensation expenses amounting to RMB2,329 (US$358) associated with the fully vested share options. The fair value of the share options immediately after the modification was the same as that immediately before the modification and therefore, the Company did not recognize any incremental compensation costs related to such modification.

A summary of the equity award activity under 2016 Equity Incentive Plan is stated below:

				Weighted -
		Weighted-	Weighted-	average
		average	average	remaining	Aggregate
	Number of	exercise	grant- date	contractual	intrinsic
	options	price	fair value	term	Value
		US$	US$	Years	US$
Outstanding, December 31, 2016	5,985,000	1.44	N/A	7.91	10,683
Granted	975,000	1.44	5.64
Forfeited	(75,000)	1.44	N/A
Outstanding, December 31, 2017	6,885,000	1.44	N/A	6.84	41,035
Vested and expected to vest at December 31, 2017	6,885,000	1.44	N/A	6.84	41,035
Exercisable at December 31, 2017	3,466,838	1.44	N/A	6.34	20,662

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2017 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2016 and 2017 was nil as no options were exercised.

5,709,509 awards were vested and share-based compensation expense of RMB95,307 was recorded for the year ended December 31, 2017. As of December 31, 2017, there was US$2,802 of total unrecognized share-based compensation expenses. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

16.	SHARE-BASED PAYMENTS (Continued)

The fair value of Service Options and Market Options were determined using the binomial option valuation model and Monte Carlo simulation model, respectively, with the assistance from an independent third-party appraiser. The option valuation models required the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for the period within the contractual life of the Options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair value of the ordinary shares, was determined with the assistance of an independent third-party appraiser. Subsequent to the IPO, fair value of the ordinary shares is the price of the Company’s publicly traded shares. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the fair value of 2016 Equity Incentive Plan granted are as follows:

	For the years ended December 31,
	2016	2017
Risk-free interest rate	1.92%-2.23%	2.39%-2.93%
Expected volatility range	48.1%-50.7%	47.5%-49.3%
Suboptimal exercise factor	2.8	2.8
Fair value per ordinary share as at valuation date	US$3.10-$3.26	US$7.07

2017 Share Incentive Plan

In 2017, the Board of Directors approved the Share Incentive Plan (the “2017 Share Incentive Plan”), which has a term of 10 years and is administrated by the Board of Directors. Under 2017 Share Incentive Plan, the Company reserved options to its eligible employees, directors and officers of the Group for the purchase of 5,000,000 of the Company’s ordinary shares in aggregate (excluding shares which have lapsed or have been forfeited).

As at December 31, 2017, no options were granted under 2017 Share Incentive Plan.

Total cost of share-based payments are summarized as follows:

	For the year ended December 31,
	2017
	RMB	US$
Cost of revenues	17,063	2,622
Selling and marketing expenses	9,045	1,390
General and administrative expenses	69,199	10,636
Total	95,307	14,648

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases offices and classroom facilities under operating leases. Future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2017:

	RMB	US$
2018	156,549	24,061
2019	138,674	21,314
2020	115,381	17,734
2021	77,646	11,934
2022 and thereafter	147,673	22,697
	635,923	97,740

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. For the years ended December 31, 2015, 2016 and 2017, total rental expenses for all operating leases amounted to approximately RMB110,958, RMB121,530 and RMB136,662(US$19,683), respectively.

Capital expenditure commitments

The Group has commitments for the construction of leasehold improvements associated with its schools of RMB3,085 (US$474) at December 31, 2017, which are expected to be paid within one year.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

17.	COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

As of December 31, 2017, the Group is in the process of applying for private school operating permits or private non-enterprise entity registration certificates for several schools. In addition, some of the schools have not obtained fire safety approvals. An estimate for the reasonably possible loss or a range of reasonably possible losses associated with these contingencies cannot be made at this time.

From time to time, the Group is also subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

18.	ACCUMULATED OTHER COMPREHENSIVE (LOSS)/ INCOME

Foreign currency
translation adjustments
RMB
Balance as of January 1, 2015	7,065
Foreign currency translation adjustments, net of tax of nil	21,124
Balance as of December 31, 2015	28,189
Foreign currency translation adjustments, net of tax of nil	22,275
Balance as of December 31, 2016	50,464
Foreign currency translation adjustments, net of tax of nil	(10,424)
Balance as of December 31, 2017	40,040

US$
Balance as of December 31, 2017	6,154

There have been no reclassifications out of accumulated other comprehensive income to net (loss)/income for the periods presented.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Condensed Balance Sheets

	As at December 31,
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current assets:
Due from a subsidiary of the Group	—	145,416	22,350
Prepayments and other current assets	—	143	22
Total current assets	—	145,559	22,372
Non-current assets:
Due from related parties	298,549	—	—
Investment in subsidiaries	111,661	184,707	28,389
Total non-current assets	410,210	184,707	28,389
Total assets	410,210	330,266	50,761
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accrued expenses and other liabilities	—	5,329	819
Advance from a subsidiary of the Group	3,010	14,806	2,276
Total current liabilities	3,010	20,135	3,095
Total liabilities	3,010	20,135	3,095

Shareholders’ equity:
Ordinary shares (US$0.01 par value; 200,000,000 and 200,000,000 shares authorized, 100,000,000 and 110,000,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively))	6,120	6,782	1,042
Additional paid-in capital	452,369	532,474	81,840
Accumulated deficit	(101,753)	(269,165)	(41,370)
Accumulated other comprehensive loss	50,464	40,040	6,154
Total shareholders’ equity	407,200	310,131	47,666
Total liabilities and shareholders’ equity	410,210	330,266	50,761

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (Continued)

Condensed Statements of Comprehensive (Loss)/Income

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Operating (loss)/income	—	—	—	—
Equity in (loss)/profit of subsidiaries and the VIEs	(48,332)	35,409	(54,676)	(8,403)
Interest income	22,047	18,514	6,702	1,030
(Loss)/income before income tax expense	(26,285)	53,923	(47,974)	(7,373)
Income tax expense	—	—
Net (loss)/income.	(26,285)	53,923	(47,974)	(7,373)
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	21,124	22,275	(10,424)	(1,602)
Other comprehensive income/(loss)	21,124	22,275	(10,424)	(1,602)
Comprehensive (loss)/income	(5,161)	76,198	(58,398)	(8,975)

Statements of Cash Flows

	For the year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net cash generated from investing activities	—	426,016	571,808	87,885
Net cash used in financing activities	—	(426,016)	(571,808)	(87.885)
Net increase in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—
Cash and cash equivalents at end of year	—	—	—	—

(a)	Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their (loss)/income as “Equity in (loss)/ profit of subsidiaries and the VIEs” on the condensed statements of comprehensive (loss)/income. The subsidiaries and VIEs did not pay any dividends to the Company for the periods presented.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

The Company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

