Form 20-F
period 2018-12-31
RISE Education Cayman Ltd
filed 2019-04-19
CIK 1712178

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

113,779,244 ordinary shares, par value US$0.01 per share, as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

PART III	107

ITEM 17 FINANCIAL STATEMENTS	107

ITEM 18 FINANCIAL STATEMENTS	107

ITEM 19. EXHIBITS	107

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires:

•	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;

•	“ADRs” refers to the American depositary receipts, which, if issued, evidence our ADSs;

•

“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

•

“courses” refer to our flagship courses (i.e., Rise Start, Rise On and Rise up), online courses, such as Can-Talk, and other major courses or services that we may have. As of the date of this annual report, our other major courses include courses and services for academic tutoring, test preparation and admissions consulting;

•	“greater China” refers to, for the purpose of this annual report only, the People’s Republic of China and the Hong Kong Special Administrative Region;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.01 per share;

•

“student enrollments” refers to the cumulative total number of courses, including short-term courses, enrolled in by students during a given period of time; if one student enrolls in multiple courses, it will be counted as multiple student enrollments;

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2017 and 2018 and our audited consolidated statements of income/(loss), statements of comprehensive income/(loss), statements of changes in shareholders’ equity and statements of cash flows for each of the three years ended December 31, 2018.

Our reporting currency is the Renminbi. The functional currency of the Company, its Cayman subsidiaries and Rise HK are the US$, the functional currency of Edge Franchising Co. Limited and Edge Online Co., Ltd are the Hong Kong Dollars (“HK$”). The Company’s PRC subsidiaries, VIE and its subsidiaries and schools determined their functional currency to be Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.8755 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2018 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been, or could be, converted into U.S. Dollars, Renminbi, as the case may be, at any particular rate or at all.

We listed our ADSs on the NASDAQ Global Market under the symbol “REDU” on October 20, 2017. On October 24, 2017, we completed the initial public offering of 11,000,000 ADSs and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 1,650,000 ADSs. On June 11, 2018, we completed the follow-on public offering of 7,000,000 ADSs by the selling shareholders of our company. On July 11, 2018, the sole underwriter exercised its over-allotment option to purchase an additional 585,000 ADSs from the selling shareholders. In November 2018, our board of directors approved a share repurchase program for a total consideration of up to US$30.0 million of our outstanding ADSs for a period not exceeding one year commencing on November 19, 2018. As of the date of this annual report, a total number of 593,878 ADSs, representing 1,187,756 ordinary shares, were purchased back by us for a consideration of US$5.0 million under our share repurchase program.

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

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected data from the consolidated income statements for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and the “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(thousands, except for share, per share and EBITDA margin)
Selected Consolidated Statements of Operations Data:
Revenues:
Educational programs	349,398	451,411	618,326	831,106	1,071,605	155,859
Franchise revenues	52,063	60,793	63,532	100,013	125,214	18,212
Other revenues	5,244	17,265	29,135	38,156	75,069	10,918

Total	406,705	529,469	710,993	969,275	1,271,888	184,989
Cost of revenues	(295,097)	(346,671)	(363,579)	(452,220)	(576,530)	(83,853)

Gross profit	111,608	182,798	347,414	517,055	695,358	101,136
Operating expenses:
Selling and marketing	(74,368)	(96,688)	(128,475)	(177,993)	(245,662)	(35,730)
General and administrative	(122,791)	(135,603)	(148,093)	(339,690)	(242,084)	(35,210)

Total operating expenses	(197,159)	(232,291)	(276,568)	(517,683)	(487,746)	(70,940)
Operating (loss)/income	(85,551)	(49,493)	70,846	(628)	207,612	30,196

Interest income	7,150	17,853	16,622	19,559	26,376	3,836
Interest expense	—	—	(6,073)	(26,589)	(33,803)	(4,916)
Foreign currency exchange (loss)/gain	(27)	(1,473)	(2,741)	388	(1,383)	(201)
Other income, net	74	253	4,391	6,594	15,397	2,239

(Loss)/income before income tax expense	(78,354)	(32,860)	83,045	(676)	214,199	31,154

Income tax benefit/(expense)	5,685	1,119	(32,202)	(52,924)	(71,763)	(10,438)

Net (loss)/income	(72,669)	(31,741)	50,843	(53,600)	142,436	20,716

Net loss attributable to non-controlling interests	7,497	5,456	3,080	5,626	522	76

Net (loss)/income attributable to RISE Education Cayman Ltd	(65,172)	(26,285)	53,923	(47,974)	142,958	20,792

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(thousands, except for share, per share and EBITDA margin)
Non-GAAP Financial Measures:
EBITDA(1)	14,818	40,794	142,318	56,064	279,852	40,702
EBITDA margin(2)	3.6%	7.7%	20.0%	5.8%	22.0%
Adjusted EBITDA(1)	—	—	—	242,510	300,204	43,662
Adjusted EBITDA margin(3)	—	—	—	25.0%	23.6%
Non-GAAP net income attributable to RISE Education Cayman Ltd(1)	6,615	24,595	86,042	144,954	179,932	26,170

(1)

To see how we define and calculate EBITDA, adjusted EBITDA, Non-GAAP net (loss)/income, a reconciliation between EBITDA and net (loss)/income and a discussion about the limitations of non-GAAP financial measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”

(2)	EBITDA margin is calculated by dividing EBITDA by revenues.
(3)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenues.

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(thousands)
Selected Consolidated Balance Sheet Data:
Total current assets	553,224	707,738	1,142,445	1,402,270	203,952
Cash and cash equivalents	517,436	639,999	1,055,982	1,288,080	187,343
Prepayments and other current assets	24,080	45,517	40,571	71,537	10,405
Total non-current assets	782,514	792,560	813,893	878,504	127,773
Property and equipment, net	70,860	75,673	100,177	128,412	18,677
Intangible assets, net	244,798	225,951	200,615	198,057	28,806
Goodwill	444,412	461,686	475,732	491,969	71,554
Total assets	1,335,738	1,500,298	1,956,338	2,280,774	331,725
Total current liabilities	571,426	763,366	1,030,700	1,278,872	186,004
Current portion of long-term loan	—	38,186	—	82,506	12,000
Accrued expenses and other current liabilities	73,172	96,158	171,099	159,882	23,254
Deferred revenue and customer advances	489,918	601,324	812,821	1,002,796	145,851
Total non-current liabilities	12,987	338,505	629,906	561,068	81,604
Long-term loan	—	333,102	623,439	502,356	73,065
Total liabilities	584,413	1,101,871	1,660,606	1,839,940	267,608
Total RISE Education Cayman Ltd shareholders’ equity	757,018	407,200	310,131	455,755	66,287
Non-controlling interests	(5,693)	(8,773)	(14,399)	(14,921)	(2,170)
Total equity	751,325	398,427	295,732	440,834	64,117
Total liabilities, non-controlling interests and shareholders’ equity	1,335,738	1,500,298	1,956,338	2,280,774	331,725

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In order to operate our business, we must receive a number of licenses, permits, and approvals, make filings or complete registrations. These include receiving private school operating permits and private non-enterprise entity certificates, receiving approvals from or making filings to local education bureaus, and passing fire control assessments. Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot guarantee you that we will be able to obtain and maintain all requisite licenses, permits, approvals, filings, or pass all requisite assessments. While we are in the process of bringing our operations into compliance, among all our self-owned learning centers, those that as of the date of this annual report do not possess the required private school operating permit or private non-enterprise entity certificates, have not obtained approvals from or made filings to local education bureaus, or have not passed the required fire control assessments, as a whole, were responsible for 18.0% of our total revenues in 2018. Moreover, new learning centers that we open may have similar compliance issues for a period of time after their opening. Though as of the date of this annual report no action has been taken against us or any of our learning centers, if any of our current or future learning centers fail to receive the requisite licenses, permits and approvals, make the necessary filings, or complete all requisite registrations, that learning center may be subject to penalties. These may include fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed by the regulators to be serious, the school may be ordered to return tuition and fees collected and pay a multiple of the amount of returned tuition and fees to regulators as a penalty or may even be ordered to cease operations.

In addition, under PRC laws and regulations, we may be required to obtain an ICP license, an audio or video program transmission license, an internet culture permit and an online publishing services permit for the operation of our online educational products, such as Rise Up and Can-Talk. Although we have not received any material fines or other penalties for non-compliance in the past, if we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or revocation of the operating permits of the non-compliant schools, any of which may materially and adversely affect our business, financial condition and results of operations.

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

Teachers help us maintain the quality of our education and services, as well as our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is a key factor in the success of our operations. We seek to hire qualified teachers who are dedicated to teaching and are able to follow our teaching procedures and deliver effective instruction. The market for teacher recruitment in China is competitive, and we must also provide continued training to ensure that teachers stay abreast of changes in student demands, our teaching methodologies and other key trends necessary. Further, the Measures of Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, promulgated by the PRC Ministry of Education, or MOE, on January 11, 2014 and further amended on October 8, 2018, prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Although we do not particularly target public school teachers in our teacher recruitment and we typically do not hire part-time teachers, in order to recruit qualified full-time teachers, including those with public school experience, we must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although we have not experienced major difficulties in recruiting or training qualified teachers in the past, we cannot guarantee we will be able to continue to recruit, train and retain a sufficient number of qualified teachers in the future, which may have a material adverse effect on our business, financial condition and results of operations.

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

Under our arrangements with HMH, we are entitled to develop and have developed derivative products based on licensed HMH courseware, and we own the intellectual property rights for all of these derivative products, including trademarks and copyrights, subject to HMH’s ownership of the intellectual property rights in its underlying courseware. We hold a variety of intellectual property rights, including 18 registered domain names and 212 registered trademarks, 75 copyright registrations and one patent as of December 31, 2018. Unauthorized use of any of our intellectual property by third parties, including our franchise partners, may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws, and confidentiality agreements with our employees and contractors, to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

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

As of December 31, 2018, we leased a total area of approximately 82,000 square meters for self-owned learning centers, and we may have to relocate for a number of reasons.

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

In 2016, we approved a share incentive plan, or the 2016 ESOP Plan, that permits the granting of options to purchase our ordinary shares. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2016 ESOP Plan was 7,000,000. In 2017, we approved a new share incentive plan, or the 2017 ESOP Plan, that permits the granting of options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payment and share appreciation rights. The 2017 ESOP Plan became effective upon completion of our initial public offering. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2017 ESOP Plan was 5,000,000.

As of the date of this annual report, options to purchase 2,363,103 and 4,800,000 ordinary shares have been granted and outstanding under the 2016 ESOP Plan and the 2017 ESOP Plan, respectively.

As of December 31, 2018, the unrecognized compensation expenses related to the non-vested share options amounted to US$0.7 million. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the 2018 fiscal year. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, a failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.” and “Item 4. Information of the Company—C. Organizational Structure.” The Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested enterprises, or the FIEs, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 FIL, which will become effective from January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although the 2019 FIL does not introduce the concept of “control” in determining whether a company should be considered as a FIE, nor does it provide the “variable interest entity” structure as a method of foreign investment, as the 2019 FIL is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 FIL, the possibility can’t be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated affiliates were deemed as a FIE under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition.

We rely on contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead to operate our junior ELT business. For a description of these contractual arrangements, see “Item 4. Information of the Company—C. Organizational Structure.” In 2016, 2017 and 2018, the revenue contribution of our consolidated affiliates accounted for 95%, 94% and 92%, respectively, of our total revenues. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our consolidated affiliates. Any failure by our consolidated affiliates or the shareholders of Beijing Step Ahead to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States.

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

We currently conduct our primary operations in China through contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead. As part of these arrangements, the majority of our education-related assets that are critical to the operation of our business are held by our consolidated affiliates. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our consolidated affiliates undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and consolidated affiliates is limited. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund our PRC consolidated affiliates through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of calculation. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impact on our ability to fund our PRC entities.

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the private education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business. For example, under the previous Law on the Promotion of Private Education and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the previous PRC laws and regulations provide no clear guideline for determining “reasonable returns”. In addition, the previous PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not. On September 1, 2017, the Amended Law on the Promotion of Private Education came into effect, under which the concept “reasonable returns” is no longer applicable and a private school should elect to be either a for-profit school or a non-profit school. A for-profit school will be registered as a corporation and can distribute its profits to its sponsors pursuant to relevant corporate laws, while a non-profit school can only use its profits for the operation of schools. As of the date of this annual report, certain local governments have promulgated local regulations relating to legal person registration and administration for private schools, including Beijing, Shanghai, Guangdong province and Jiangsu province. In particular, certain local governments, such as the Beijing and Shanghai government, require existing private schools to make the decision for their choice in registering as for-profit or non-for-profit schools within a specific time period. However, no national level regulation has been promulgated.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in China and especially the regions where we operate, including Beijing, Shanghai, Shenzhen and Guangzhou. Any significant slowdown in China’s economic growth may adversely affect the disposable income of the families of prospective students and cause prospective students to delay or cancel their plans to enroll in our learning centers, which in turn could reduce our revenues. In addition, any sudden changes to China’s political system or the occurrence of social unrest could also have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to significant limitations on our ability to operate learning centers, or otherwise be materially and adversely affected by changes in PRC laws and regulations governing private education providers. PRC rules and regulations issued by government authorities may restrict after-school tutoring services; and similar or more stringent rules or regulations that limit our ability to offer our services may be introduced in the future.

Our junior ELT business is subject to certain regulations in China. The PRC government regulates various aspects of our business and operations, such as curriculum content, education materials, tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively. For example, on August 22, 2018, the General Office of the State Council issued the Opinions on Regulating Development of After-school Education Institutions, or the State Council Opinions 80, which provide various stringent guidance on regulating after-school training market for primary and secondary school students, including, among others, the operation standards that after-school education institutions should follow, the requirements and approvals necessary for opening new after-school education institutions, the guidance for daily operation of after-school education institutions, and the regulatory supervision scheme for after-school education institutions. See “Item 4. Information of the Company — B. Business Overview — Regulation—Recent Regulations on After-school Education Institutions” for the summary of the State Council Opinions 80. We may be unable to meet such requirements in a prompt manner or incur additional costs in complying with such requirements, which may adversely affect our business, financial conditions and results of operations.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a PRC “resident enterprise”, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

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

As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25.0%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise”, dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within China and be subject to PRC withholding tax, at a rate of 10.0% in the case of non-PRC enterprises or 20.0% in the case of non-PRC individuals, which could have a material adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC enterprise income tax and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary, Rise HK. Accordingly, Rise HK may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Bulletin on Relevant Issues about the “Beneficial Owner” in Tax Treaties on February 3, 2018, which sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, promulgated by the State Administration of Taxation in August 2015, or the SAT Circular 60, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

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

Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. Dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account remain subject to significant foreign exchange controls and the registration requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. Although the amendment to the M&A Rules in 2016 generally eased the restrictions imposed on merger and acquisition activities, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are still subject to approval by MOFCOM.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 30, 2007 (effective on August 1, 2008) requires certain concentrated transactions or transactions involving parties above specified turnover thresholds to be reported to MOFCOM. On February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which officially established a security review system to monitor such transactions. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

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

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, there remains uncertainty with respect to its implementation. We cannot assure you that any shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If any of them fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

When we grant share options to our employees under our 2016 ESOP Plan or 2017 ESOP Plan, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees or consultants who are PRC citizens.

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

We will be a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our consolidated affiliates as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and we are entitled to substantially all of their economic benefits. Assuming that we are the owner of our consolidated affiliates for United States federal income tax purposes, and based upon our income and assets and the market value of our ADSs we do not believe we were a PFIC for our taxable year ending December 31, 2018. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities for United States federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the any prior taxable year, the current taxable year, or any subsequent taxable year.

While we do not believe we were a PFIC for the taxable year ending December 31, 2018, whether we are a PFIC must be determined on an annual basis. Accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable years. The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs from time-to-time and may be volatile). Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for the current taxable year or future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts liquid assets. including cash, or if our consolidated affiliates were not treated as owned by us for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC in any taxable year, a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an ‘‘excess distribution’’ under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a United States Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Bain Capital Rise Education IV Cayman Limited continues to have significant influence over us in the future, including control over decisions that require the approval of shareholders, which could limit shareholders’ ability to influence the outcome of matters submitted to shareholders for a vote.

We are currently controlled by Bain Capital Rise Education IV Cayman Limited, or Bain Capital. As of December 31, 2018, Bain Capital beneficially owns approximately 58.6% of the voting power of our outstanding shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation, notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions.

Additionally, Bain Capital’s interests may not align with the interests of our other shareholders. Bain Capital is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Bain Capital may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

We are a controlled company within the meaning of the Nasdaq listing rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.

We are a controlled company within the meaning of the corporate governance standards of the Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a controlled company and may elect not to comply with certain corporate governance requirements. We have elected not to comply with the Nasdaq listing rules which require us to have the following:

•	a board of directors that is composed of a majority of independent directors, as defined under the Nasdaq listing rules;

•	a compensation committee that is composed entirely of independent directors; and

•	a nominating and governance committee that is composed entirely of independent directors.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. A Cayman Islands company is not required to have annual general meetings. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. To the extent we choose to follow home country practice with respect to corporate governance matters such as the exemption from holding an annual general meeting pursuant to Nasdaq Rule 5620(a), our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For details as to the corporate governance matters for which we have elected to follow our home country practices, rather than Nasdaq listing standards, please see Item 16G. Corporate Governance.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

RISE Education Cayman Ltd is a holding company without substantive operations and we conduct our operations primarily through PRC entities, including our variable interest entity, or VIE, and its subsidiaries and schools. Our first self-owned learning center opened in Beijing in October 2007. Over the last ten years, we have expanded our network of learning centers across China, including Shanghai in March 2010, Guangzhou in September 2012, Wuxi in June 2013, Shenzhen in May 2014 and Foshan in December 2017. We also expanded our business to Hong Kong and Singapore through acquiring 100% equity interest of Edge Franchising Co., Ltd (the “Edge”) from Edge Learning Centers Limited during the fourth quarter of 2017 (the “Edge acquisition”). As of December 31, 2018, we had a total number of 380 learning centers, including 377 learning centers across 128 cities throughout China, two learning centers in Hong Kong and one learning center in Singapore, which consists of 76 self-owned learning centers operated by us and 304 franchised learning centers operated by our franchise partners through franchise arrangements.

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

Follow-on Public Offering

On June 11, 2018, we completed the follow-on public offering of 7,000,000 ADSs by the selling shareholders of our company. On July 11, 2018, the sole underwriter exercised its over-allotment option to purchase an additional 585,000 ADSs from the selling shareholders.

B.	Business Overview

Overview

We operate in China’s junior ELT market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged three to 18. We are a leader in China’s junior ELT market according to Frost & Sullivan, and we ranked second in 2016 with a market share of 10.7% in terms of gross billings in the premium segment. Furthermore, in 2016, we ranked first in the junior ELT market in Beijing with a market share of 11.4% and ranked second in the junior ELT market in tier-one cities with a market share of 5.9%, both in terms of gross billings according to Frost & Sullivan.

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

In 2017 and 2018, we had 51,381 and 73,054 student enrollments, respectively, in self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to 12 and 13 to 18, respectively. The curricula of Rise Start and Rise On use courseware that we have licensed from Houghton Mifflin Harcourt Publishing Company, or HMH, a leading American educational publisher, along with other self-developed content, while the curriculum of Rise Up is primarily based on our self-developed content. We also offer a number of complementary products to further enhance our students’ learning experience, including Can-Talk, Rise Library Online, Rise Camp, Rise Workshop and Rise Overseas Study Tour. In addition, our courses and services have been extended to academic tutoring, test preparation and admissions consulting.

We devote significant resources to curriculum development to ensure that our course offerings are up-to-date, engaging and effective. We also focus on teacher training through a set of rigorous and systematic processes and programs so that teachers in both self-owned learning centers and franchised learning centers are able to deliver our curricula at a level consistent with our standards. As of December 31, 2018, we had 1,911 teachers in self-owned learning centers. The quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.

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

Flagship Course Offerings

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

Rise Start

Rise Start is an offline course for preschool students ranging from the ages of three to six. Rise Start aims to help students develop good learning habits and learn through play, focusing on interaction, discovery and experience. In Rise Start, students are given age-appropriate lessons in English about subjects such as social studies, language arts, math and science. Rise Start consists of a total of approximately 190 course hours during an academic year, in which students come to learning centers once or twice each week, usually for up to two to four hours each time. Because students at this age have not yet begun their formal schooling, Rise Start students typically attend in the mornings and afternoons, utilizing our premises during the times in which the older students otherwise are not able to due to formal schooling.

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

Rise Up

Rise Up is a course developed for secondary school students from the ages of thirteen to eighteen, which is conducted primarily online. In addition to core skills that all of our course offerings foster, it also helps our students with standardized middle and high school test preparation. Rise Up consists of a total of approximately 170 online course hours using self-guided modules, which provides great flexibility to fit in the schedule of students, as well as approximately 40 online tutorial sessions with native English-speaking teachers. Rise Up students are also required to attend an intensive 15-day offline study camp comprising approximately 90 course hours every summer for additional training and to practice skills that cannot easily be done online. In the fourth quarter of 2017, American High School Program was added to our Rise Up curriculum. This program was jointly hosted by us and a public education school in the United States. American High School Program applies United States standardized learning materials, through which Chinese students learn American high school credited core courses taught by American high school teachers both online and offline. This program aims to facilitate our students in preparation for admission by top United States universities for their higher education.

In addition to our flagship courses, we also offer short-term programs to our existing students as complementary services to our flagship courses.

Our Complementary Products

We also offer a series of complementary products to students from both self-owned learning centers and franchised learning centers, including online products Can-Talk and Rise Library Online, and offline products Rise Camp, Rise Workshop and Rise Overseas Study Tour. After the Edge acquisition, we also began to offer academic tutoring, test preparation and admissions consulting services.

Can-Talk

Can-Talk is a systematical online product that we launched in May 2017. Through Can-Talk, students receive one-on-one lessons from native English speaking teachers, who are all certified by Teaching English to Speakers of Other Languages (TESOL), Teaching English as Foreign Language (TEFL), or Teach English as a Second Language (TESL). Can-Talk is intended to enhance conversational and academic language skills for students from the ages of six or above. It engages students in learning-focused discussions of popular cultural topics and academic test-oriented topics. This product is designed to align with learning curves of our students. It comprises four levels, each consists of 48 sessions, approximately 25 minutes each. When one session is completed, an evaluation will be conducted to help students fully understand the learning results and to prepare them for more advanced sessions.

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

Rise Camp and Rise Workshop

Rise Camp and Rise Workshop strive to cultivate students’ language skills by encouraging them to apply the English skills they develop during class into real-life situations. These programs take place in various domestic locations that provide an immersive learning environment for students aged four or above to practice with native English speaking teachers. Rise Camp is a theme-based camp typically hosted in summer or winter. For instance, in the summer of 2016, we hosted a camp in Beijing where students learned about drone-related technology, artificial intelligence, coding and related science-based topics. Rise Workshop is typically organized during weekends or public holidays with a theme related to arts, social sciences and other topics that students are interested in, with a size of fifteen to twenty students per workshop. Rise Camp and Rise Workshop help students not only improve their English and extra-curriculum knowledge, but also their cooperation and communication skills by working together with group members to accomplish goals and complete tasks. We initiated Rise Camp and Rise Workshop in 2016, and in 2017 and 2018, we have hosted a total number of 23 camps and 24 workshops where an aggregate of approximately 1,467 students had participated.

Rise Overseas Study Tour

For students age four or above who wish to experience overseas studying, we organize tours for them to attend classes in preschools, elementary schools and middle schools primarily in the United States and Canada. We act as the operator for this program through cooperation with third party travel agencies and set the price for the tours. Each tour typically lasts for two to three weeks and usually takes place during the summer or winter. Similar to Rise Camp and Rise Workshop, for students younger than seven, parental presence is required. We have organized tours in approximately 40 overseas schools to provide a wide range of options to students, who can attend various classes with native English speaking students under supervision of teachers in those schools. Moreover, students have the opportunity to mingle with local families after class and gain real-life language exposure and have a better understanding of cultures in English speaking countries. We began offering Rise Overseas Study Tours in 2012, and approximately 630 and 769 students in 2017 and 2018 respectively, participated.

Academic Tutoring, Test Preparation and Admission Consulting

Our academic tutoring courses help students on their academic subjects, and testing preparation courses help students in preparing tests such as SAT and ACT. We also provide consulting services to students in application for admissions to overseas colleges. In 2018, we established a strategic partnership with the Enrollment Management Association and became the exclusive on-site learning institute in China for the Secondary School Admission Test, or SSAT.

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

In-house Curriculum Development

We have a dedicated research and curriculum development team based in Beijing, with an average of over six years of relevant experience. Through workshops, trainings and international cooperation, our curriculum research and development team has successfully developed approximately 5,853 course hours and more than 440 course materials.

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

External Courseware Development

We have engaged a third-party vendor in Ireland with significant experience in developing educational products to assist in our curriculum development. We use this vendor to develop complete courses for us, such as Rise Up Levels 1 and 2, and the curriculum development process is interactive and follows our standards. As of December 31, 2018, this vendor has developed the course materials for 350 course hours and 690 videos for us. We own the intellectual property rights for all course materials this vendor develops for us, and we pay them service fees based on the number of hours of developed courses.

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

Our first learning center opened in Beijing in October 2007. In the same year, we agreed with our first franchise partner to open first franchised learning center in Chongqing. Since then we have expanded our learning center network of both self-owned and franchised learning centers rapidly, and have opened an average of 62 new learning centers per year during the past three years. As of December 31, 2018, we had a network of 380 learning centers across 128 cities throughout China, two learning centers in Hong Kong and one learning center in Singapore, of which 76 were self-owned and 304 were operated by our franchise partners, and among our 76 self-owned learning centers, 35 were located in Beijing, 17 in Shanghai, nine in Guangzhou, ten in Shenzhen, one in Foshan, two in Wuxi and two in Hong Kong.

The table below illustrates the expansion of our learning center network by showing the number of learning centers as of the dates indicated.

	As of December 31,
	2016	2017	2018
Self-owned	54	64	76
Franchised	167	206	304
Total learning centers	221	270	380

Self-owned Learning Centers

Our 74 self-owned learning centers are mostly located in China’s tier-one cities of Beijing, Shanghai, Shenzhen and Guangzhou, as well as certain selected cities, such as Wuxi and Foshan. We also operate two learning centers in Hong Kong.

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

• Enroll students and begin classes

We intend to expand the coverage of our self-owned learning centers though a combination of opening new ones in tier-one cities or close to tier-one cities with good economic market condition cross China and acquiring controlling interests in existing franchised learning centers in promising markets. On November 11, 2018, we entered into an agreement with one of our existing franchise partners in Shijiazhuang (the “Shijiazhuang Franchisee”), Hebei Province, PRC, according to which we agreed to purchase 51% of equity interests in the seven learning centers operated by the Shijiazhuang Franchisee in Shijiazhuang with a total of approximately 3,500 students (the “Shijiazhuang Acquisition”). Upon the completion of the Shijiazhuang Acquisition, seven learning centers operated by the current Shijiazhuang Franchisee will be managed in the same way as our existing self-owned learning centers. As of the date of this annual report, the Shijiazhuang Acquisition has not closed.

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

We monitor operating results of franchised learning centers. Our franchise partners are required to submit to us the statistics of student enrollments in each franchised learning center on a monthly basis. We have a franchise management department of around 30 employees who continually monitor operating condition of each franchised learning center. Should the operating or financial situation of any franchised learning center deteriorate, our franchise management department may suggest plans for improvement to the franchise partner, and we may decide not to renew the franchise agreement with that franchise partner upon expiration if the situation does not improve. In addition, if any franchise partner fails to find a location within two months after signing the franchise agreement, or fails to open a new learning center within four months after signing the franchise agreement, we are entitled to terminate the franchise agreement. As of December 31, 2018, over 39% of our existing franchise partners have operated their franchises for more than five years.

Moreover, we are in the process of introducing a centralized online tracking system which all of franchised learning centers are required to install and use. It is expected that all franchised learning centers will be equipped with this system by the end of 2019, which will allow us to monitor the financial and operating results of the franchised learning centers in real time.

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

Students

In 2017 and 2018, we had a total of 51,381 and 73,054 student enrollments, of which 24,264 and 31,726 were new enrollments, respectively, at our self-owned learning centers.

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

Teachers

As of December 31, 2016, 2017 and 2018, we had a total of 1,253, 1,543 and 1,911 teachers, respectively, employed by self-owned learning centers. Most of our teachers are full-time employees.

Teachers are responsible for leading each class through the various materials and presentations, and engaging all students in each learning activity. Although we have standardized our teaching tools, teachers must be familiar with our teaching methodologies and the material for each lesson in order to deliver it effectively.

In addition to teaching our students, teachers also focus on serving the needs of the parents of students. Teachers establish multi-channel communications with the parents, including regular offline meetings with parents and weekly follow-up phone calls, as well as online communications and seminars, assisted by other staffs with administrative work, follow up on after-class homework with the parents and students, and recommend various Rise products to the parents. Moreover, we have established an online platform called “Rise Club” where parents can consult with teachers with various questions instantly and check performance results of their children online. As of December 31, 2018, Rise Club had a total number of more than 448,000 registered users.

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

Tuition and Fees

We offer our products at different prices in different cities, which we adjust on an annual basis based on a variety of factors, including local income standards and demand for our services. Our annual tuitions and fees are generally higher than our competitors because we believe we offer premium products that parents are willing to invest in. Tuitions and fees in franchised learning centers located in non-tier-one cities are generally lower than self-owned learning centers that are usually located in tier-one cities. We generally increase our standard tuition and fees on an annual basis. In 2017 and 2018, the average tuition fees for our courses ranged from approximately RMB16,000 to RMB30,000 per year.

Parents are required to prepay tuition and fees before students can begin classes. If a student withdraws during the year, we offer tutoring course fee refunds in accordance with local education bureau’s regulations. We also charge different prices for each of our complementary products, either by an annual subscription fee or by referring to the prevailing market rates.

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

Public School Faculty Training

We cooperate with universities and public schools in providing various trainings for English teachers. We have provided training to more than 300 public school teachers in Beijing and Ji’nan from 2015 to 2018.

Subject English Education Research Academy

In 2013, we initiated Subject English Education Research Academy under The Beijing Academic Society for Education, which established the Beijing subject English Teacher Standards in 2013, and our management members play important roles in this academy, which functions as a self-governing organization in China’s regional education industry and sets up several industrial standards. As of December 31, 2018, more than 13 public and private schools and other educational organizations had become members of this academy.

Branding, Sales & Marketing

Branding

We position ourselves as the leader in the junior ELT market in China. Our brand is recognized by multiple educational authorities and organizations in China. For instance, we were accredited as the “Most Reputable Junior English Education Organization” by edu.qq.com in 2015, “Most Creative Brand of the Year” by Beijing News in 2016, one of the 13 “Reputable Education Organization” by Xinhua.com in 2016. In 2017, we have received “Powerful Education Brand of the Year” by Tencent, “Powerful Foreign Language Education Brand of the Year” by Baidu Education, and “Powerful Brand for Foreign Language Training Institution of the Year” by China.org.cn. Moreover, we were awarded as “Influential Elite in Education of the Year” and “Powerful Education Brand of the Year” by Xinhua.com, “No Boundaries for Education” and “Leader of Education Sector” by NetEase, “Trust Brand of Training Institution” by Beijing Evening Post both in 2017 and 2018. In 2018, we received “The most influential educational institutions of the Year” by I-EDU, “Excellent quality education brand of the Year” by Juesheng.com and “The Chinese influential educational training brand of the Year” by Ifeng.com.

We promote our brand through a series of marketing and public relationship activities, including traditional marketing means such as television ads, internet ads, outdoor display ads, new media as well as large events such as Rise Cup and Rise Star.

Rise Cup

Rise Cup is an annual nationwide English language project competition we host for all of students, regardless of their location, English level, or age. Participants are encouraged to complete certain tasks through teamwork in a fun manner. The four rounds of Rise Cup challenge students to improve their skills in language, project management, leadership and cooperation. It aims to make students think creatively, critically and independently. Rise Cup provides a platform for students to express their ideas and to prove that they can overcome challenges. Rise Cup concludes with an onstage performance by students, in which they present their projects, using their fine-tuned English skills, in front of an audience of thousands of their fellow students, their parents and judges. In 2018, a total of approximately 55,703 students participated in Rise Cup.

Rise Star

Rise Star is an annual online marketing campaign that we host to promote our brand. Rise Star is a competition for students mainly between the ages of three and eight. Based on a unique theme every year, students participate in the competition by making their own videos expressing their views. For instance, the theme of Rise Star in 2017 was “Wild Animal Rescue,” which gave students the opportunity to submit online presentations on the importance of protecting wild animals. It not only encourages students to pursue their interests after class, conduct research independently and present their ideas in a creative way, but also promotes our image by broadcasting the image and products of students in public. We post clips of Rise Star videos on social media and online websites with heavy traffic, which effectively attracts existing and potential customers as well as public interest. In 2018, a total of approximately 53,829 students participated in Rise Star which had attracted more than 62.8 million page views on our website.

Marketing

Our marketing approaches integrate our centralized marketing channels through headquarters with localized marketing efforts by each learning center. We conduct marketing activities through both online and offline channels.

Online channel

We place online and mobile advertisements mainly on online social platforms and search engines, we conduct marketing on leading web portals and social media platforms in China. When selecting marketing agents, we concentrate on their demonstrative ability to generate traffic, and we have accumulated good credit with reputable social media platforms in China who help us to attract potential customers. Furthermore, we cooperate with innovative media platforms and place banner advertisements or advertorials on education-focused platforms and mobile news apps.

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

By integrating these resources, we have established a stable marketing pool with a multifaceted approach. Moreover, our word-of-mouth referrals counted for approximately 30% in new student enrollment in 2017 and 2018.

Sales

We have a strong sales team consisting of approximately 668 sales personnel as of December 31, 2018. Our sales approaches are flexible and aim to effectively utilize our online and offline marketing strategies to attract new students. We provide extensive and periodical sales trainings to each of our sales personnel to enhance their sales skills and performance.

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

As of December 31, 2018, our intellectual property rights include the following:

•	registration of 18 domain names, including our risecenter, rdchina, risechina, riseedu, risehongkong, seerabj, riselinkedu and e-learningkid websites;

•

222 registered trademarks, including Rise, Rise Immersion Subject English, Rismart, Pre-Rise, Mini Rise, Rise Pro, Rise Sat, Rise AP, Rise Act, Rise On, Rise Up, Rise Start and Rise Link, each of which bolsters our strong brand recognition in China and Hong Kong;

•	75 copyright registrations in China; and

•	one patent in China.

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

Regulation

We operate our business in China under a legal regime consisting of the National People’s Congress, which is China’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or MOE, the State Administration of Press and Publication, the State Administration of Radio and Television, or SART, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Civil Affairs, the State Administration for Market Regulation, or SAMR, and their respective local offices. This section summarizes the principal PRC regulations related to our business.

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

The Law for Promoting Private Education and Its Implementation Rules

Under the Law for Promoting Private Education of the PRC which became effective on September 1, 2003 and was amended on June 29, 2013 and the Implementation Rules for the Law for Promoting Private Education of the PRC which became effective on April 1, 2004, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools that provide academic education, preschool education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools that engage in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs of the PRC, or MCA, or its local counterparts as a private non-enterprise institution. The measures governing for-profit training institutions registered with the Industry and Commerce Department shall be separately formulated by the State Council. As of December 31, 2018, we had established 16 schools in Beijing, Shanghai, Guangzhou and Shenzhen, which are required to obtain the private school operating permits and register with relevant local counterparts of the MCA, and two non-school enterprises in Beijing and Wuxi registered with the local industry and commerce department, which operate the same business as our private schools do, and are required by the local education authority to obtain the private school operating permit according to State Council Opinions 80 issued in August, 2018. For a detailed description of the risks regarding not obtaining relevant permits, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A number of learning centers operate without the required licenses, permits, filings or registrations.”

Under the above regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is similar, in certain aspects, to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and private school operating permit, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, or board of members, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school. While private education is treated as a public welfare undertaking under the above regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor requires reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. As of December 31, 2018, among our 16 private schools, 15 were registered as schools requiring reasonable returns, and one was registered as schools not requiring reasonable returns.

Before the General Office of the State Council issued the Opinions on Regulating Development of After-school Education Institutions, or the State Council Opinions 80, on August, 22 2018, no nationwide regulation has been promulgated to regulate the establishment of additional learning centers outside the registered address of a school, and different provinces or cities have adopted different procedures. For example, in Beijing, Shenzhen and Guangzhou, an additional learning center shall be located in the same district where the private school is registered and the establishment of an additional learning center is subject to a prior approval or filing procedure with relevant education authority. In Shanghai, an additional learning center is allowed to be established across different district from where the school is registered, provided that it is approved by relevant education authority. According to the State Council Opinions 80, schools are allowed to establish additional learning centers both within the same district where the private school is registered and in different districts, subject to a prior approval from competent education authority where the learning center is located. Among the 72 self-owned learning centers operated by our 16 schools as of December 31, 2018 (other than the other two self-owned learning centers operated by our non-school enterprise in Wuxi and two self-owned learning centers operated by our non-school enterprise in Hong Kong), 16 are located in the same address where the schools are registered, seven are located in the same address where the schools are applying for registration, and 37 are located outside the registered addresses of those schools and thus are subject to approvals by or filings with local education authorities.

On November 7, 2016, NPC issued the Amended Law on the Promotion of Private Education, or the Amendment, which came into force on September 1, 2017. Under the Amendment, the term “reasonable return” is no longer used and sponsors of private school may choose to establish non-profit or for-profit schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit schools that are engaged in compulsory education. The Amendment further establishes a new classification system for private schools depending on whether they are established and operated for profit-making purposes. According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

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

On December 30, 2016, MOE, MCA, the former State Administration for Industry & Commerce, or the SAIC, the Ministry of Human Resources and Social Security, or MOHRSS, and the State Commission Office of Public Sectors Reform, or SCOPSR, jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being examined by relevant government authorities, pay up relevant taxes, apply for a new private school operating permit, re-register the for-profit school as a corporation and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level. After specific rules to implement the Amended Law on the Promotion of Private Education are issued by provincial governments, we will be required to re-register our schools either as non-profit schools or for-profit schools according to PRC company law. In light of the practical time required to complete such process, we expect there might be a transition period for private schools to complete the aforesaid required re-registration process which we believe would not materially or adversely affect our business and results of operations.

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

As of the date of this annual report, certain local governments, including Beijing, Shanghai, Guangdong province and Jiangsu province have promulgated their local regulations relating to legal person registration and administration for private schools. Some local governments such as Beijing and Shanghai require the existing private schools shall make the decision for their choice in registering as for-profit or non-for-profit schools within a specific time period. However, the national implementation regulations have yet to be introduced.

On August 10, 2018, the Ministry of Justice of the PRC, issued the Revised Draft of Implementation Rules for the Law for Promoting Private Education of the PRC (the Draft for Examination and Approval, or the MOJ Draft, and an explanatory note soliciting public comments on the MOJ Draft till September 10, 2018, which intended to revise the existing implementation rules. As of the date of this annual report, the date on which the MOJ Draft can be finalized and published remains uncertain. The main changes compared to the current Implementation Rules in effect are as follows:

•

Article 5 of the MOJ Draft provides that FIEs incorporated and social organizations established in the PRC whose ultimate controlling owners are foreign nationals shall not invest or participate in investing, or have ultimate and actual control over any private school engaged in compulsory education.

•

Article 12 of the MOJ Draft provides that the social organization that manages private schools within a group is prohibited from controlling any non-profit private schools through mergers and acquisitions, franchising or controlling contracts. Clause 1(6) of the explanatory note to the MOJ Draft clarifies that, in view of the fact that some private schools are concurrently sponsored by, or operated by, the same sponsor, Article 12 of the MOJ Draft recognizes such operations of the existing group schools.

•

Article 16 provides that any institution that uses internet technology to engage in online education activities shall obtain the ICP license and make a filing with the education department of the relevant provincial government for records. Those institutions that provide academic education services through internet technology would need to obtain the private school operating permits.

•

Article 45 provides that related party transactions by private education institutions shall be transparent, just and fair, and shall not jeopardize the interests of the state, the private education institutions, and the teachers and students. The private education institutions shall establish information disclosure mechanism for such transactions. Article 45 further provides that for agreements between non-profit private education institutions and their related parties, which involve material interests or are long-term and recurring, the relevant government authorities shall review and audit such agreements regarding their necessity, legitimacy and compliance.

Recent Regulations on After-school Education Institutions

On August 22, 2018, the General Office of the State Council issued the State Council Opinions 80 which provided various guidance on regulating after-school training market for primary and secondary school students, including, among others, the operation standards that after-school education institutions should follow, the requirements and approvals necessary for opening new after-school education institutions, the guidance for daily operation of after-school education institutions, and the regulatory supervision scheme for after-school education institutions.

The operation standards set out in the State Council Opinions 80 include, among others: (1) the average area per student used within any specific training period shall be no less than three square meters; (2) after-school education institutions shall meet the fire safety, environmental protection, and health and food safety requirements; (3) personal safety insurance shall be purchased for students to mitigate risks; and (4) no primary or secondary school teachers shall be employed by after-school education institutions and all the teachers teaching courses in relation to primary and secondary school curriculum shall obtain relevant teaching qualifications. The State Council Opinions 80 requires that after-school education institutions obtain school operating permits. The State Council Opinions 80 further provides that after-school education institutions shall obtain approvals from local education administration authorities to open new branches or learning centers.

The State Council Opinions 80 provide guidance on the daily operation of after-school education institutions, including, among others: (1) for courses on primary and secondary school curriculum, key course information, including subjects, course schedules, and course syllabi, shall be filed with the local education administration authorities and made public, and the course progress shall not surpass the same-period progress of local primary schools and secondary schools; (2) no classes shall be arranged in conflict with the regular school time in local primary schools and secondary schools; (3) tutoring activities shall not be ended later than 8:30 p.m.; (4) no homework shall be assigned; (5) no scored examination, competition or ranking in connection with the courses of primary schools or secondary schools shall be arranged; (6) no more than three months of tuition fee can be collected in one time; and (7) no fees other than those that have been made public and no compulsory fund-raising in any name may be made against the students.

On August 31, 2018, the General Office of the MOE promulgated the Circular regarding the Real Implementation of Special Measures and Rectification Work on the Private Education Institutions, which provides detailed requirements for the provincial education departments to enforce the State Council Opinions 80.

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR and the General Office of the Ministry of Emergency Management jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, which provides specific requirements for the local people’s governments at all levels in the implementation of the State Council Opinions 80.

Foreign Investment in Private Education

In 1995, the National Development and Reform Commission, or NDRC, and MOFCOM promulgated the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, as amended on from time to time. The latest version of the Foreign Investment Catalog took effect in July, 2017 and divides industries into two categories: i.e., “Category of Industries Encouraged for Foreign Investment” and “Special Administrative Measures (Negative List) for Foreign Investment Access” or the “Negative List.” Industries not listed in the Foreign Investment Catalog are generally deemed “permitted” for foreign investment. Pursuant to the Foreign Investment Catalog: (1) non-academic occupational skill training education is categorized as an encouraged industry for foreign investors, (2) preschool education, high school education and higher education are restricted industries for foreign investors, and foreign investments are only allowed to invest in preschool education, high school education and higher education in cooperative ways and the domestic party shall hold a dominant position in the cooperation, and (3) compulsory education, i.e., elementary school and middle school education, is a prohibited industry for foreign investors. Other education related businesses that are not encouraged, restricted or prohibited fall into the permitted industry. As such, our business falls into the category of permitted industry for foreign investment under the Foreign Investment Catalog.

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

Measure for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers

On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, as amended on October 8, 2018, which prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. For a detailed description of the risk associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Industry—We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers.”

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

In addition, the former General Administration of Press and Publication and MOFCOM issued the Administrative Regulations on Publications Market on July, 24, 2003, as amended on May 31, 2016. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general wholesale or retail distribution of publications shall obtain a Permit for Operating Publications Business.

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

On June 1, 2016, the former State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, promulgated the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services. This regulation applies to “private network and targeted communication audiovisual program services,” i.e. the provision of radio and TV program and other audiovisual program services to the targeted audience with TV, and all types of handheld electronic equipment, etc., as terminal recipients, and through setting up virtual private network through local area networks and Internet or with Internet and other information networks as targeted transmission channels, including the provision of contents, integrated broadcast control, transmission and distribution, and other activities conducted by such forms as Internet protocol television (IPTV), private network mobile TV, and Internet TV. Whoever provides private network and targeted communication audiovisual program services, such as content provision, integrated broadcast control, and transmission and distribution, shall obtain a License for the Dissemination of Audiovisual Programs through Information Network in accordance with the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services.

Internet Culture Activities

On February 17, 2011, MOC promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was further amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial Internet culture activities to obtain a permit from the appropriate culture authority. Internet cultural activities includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. Internet cultural products is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet, which mainly include Internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays, online performances, online works of art and online cartoons, and Internet cultural products produced from cultural products such as music entertainment, games, shows and plays, performances, works of art, and cartoons through certain techniques and duplicate those to Internet for dissemination.

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

Under PRC laws and regulations, we may be required to obtain an ICP license, an internet audio or video program transmission license, an internet culture permit and an online publishing services permit for the operation of our online educational products, such as Rise Up and Can-Talk. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A number of learning centers operate without the required licenses, permits, filings or registrations.”

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

Given that our franchised learning centers are owned and operated by our franchise partners, and we only provide franchise services to our franchise partners rather than operating those franchised learning centers directly, the regulations related to foreign investment in the education industry do not apply to our franchising activities. Beijing Step Ahead, our VIE, is the entity owning business resources, including certain registered trademarks and logos, and entering into franchise agreements with our franchise partners. Beijing Step Ahead has filed with MOFCOM all the franchise agreements that have been executed as of December 31, 2018.

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

On September 3, 2016, the Standing Committee of NPC passed amendments to the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law. The amended laws provide that, with respect to matters involving foreign-invested enterprises that are not captured by the special administrative measures specified or approved by the State Council, a record-filing requirement, instead of the approval requirement otherwise provided in the laws, will be applicable. MOFCOM promulgated the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises on October 8, 2016 and further amended it on July 30, 2017 and June 29, 2018, which set forth detailed guidance on, among other things, the scope of application timing, process, information required for the filing, and authorities in charge of the filing. The Foreign Investment Catalog, promulgated by the NDRC and MOFCOM on June 28, 2017 and became effective on July 28, 2017 sets out the special administrative measures for admission of foreign investment, i.e. the negative list, which was recently amended in June 2018, for admission of foreign investments, including restricted industries and prohibited industries.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refer to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

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

On January 11, 2017, People’s Bank of China promulgated Notice on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the Circular 9. Under Circular 9, a PRC company may borrow cross-border loans up to two times, or the then applicable statutory multiple, the amount of its respective net asset, calculated in accordance with PRC GAAP, or the Net Assets Limit. For a FIE, it may borrow cross-border loans up to (i) the amount of the difference between the its registered total investment amount and registered capital, or (ii) the Net Assets Limit, at its election. PRC companies shall report the information on the execution of cross-border financing contracts to the capital account information system of the SAFE for recordation after the execution date but no later than three working days before the withdrawal date.

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

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and China Securities Regulation Committee, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore SPV that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

C.	Organizational Structure

We conduct our businesses through our subsidiaries and our VIE and its subsidiaries and schools. The chart below summarizes our corporate structure and identifies the principal subsidiaries and consolidated affiliates described above and the places of incorporation as of the date of this annual report:

(1)

As of March 31, 2019, 1.9% equity interests are held by other non-public shareholders, including certain directors, senior management and key employees in the company. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership.

(2)

We acquired 100% equity interest in Edge Franchising Co. Limited from the Edge Learning Centers Limited in November 2017. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

(3)	As of December 31, 2018, we had one franchised learning center in Singapore that was operated by our franchise partner in Singapore through a franchise agreement with Edge Franchising Co. Limited.

(4)	As of December 31, 2018, we had two self-owned learning centers in Hong Kong that were operated through Bain Capital Rise Education (HK) Limited.

(5)

Mr. Peng Zhang, a former employee of an affiliate of our principal shareholder, Bain Capital Rise Education IV Cayman Limited, and Mr. Yiding Sun, our chief executive officer and director, holding 80% and 20% of the VIE’s equity interests, respectively.

(6)	The remaining 49% equity interests are owned by an unrelated third party.

(7)

Under PRC law, entities and individuals who establish and maintain ownership interests in private schools are referred to as “sponsors.” The rights of sponsors vis-à-vis private schools are similar to those of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the rights to receive returns on investment and the distribution of residual properties upon termination and liquidation. As of December 31, 2018, we had established 16 private schools in China to operate our network of self-owned learning centers. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Item 4. Information of the Company—B. Business Overview—Regulations Related to Private Education in the PRC—The Law for Promoting Private Education and Its Implementation Rules.”

(8)

Learning centers are not legal entities under PRC law. As of December 31, 2018, we had 74 self-owned learning centers across China, 72 of which were operated by the 16 schools for which we are the sponsor and two of which was operated by Wuxi Rise Foreign Language Training Co., Ltd., a non-school enterprise.

(9)	Consulting Services Agreements

(10)	Loan Agreements, Proxy Agreement, Call Option Agreement, Equity Pledge Agreement and Business Cooperation Agreement

(11)	Proxy Agreement, Business Cooperation Agreement, Service Agreement, Call Option Agreement and Equity Pledge Agreement
(12)	License Agreements and Comprehensive Services Agreements.

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

If our PRC affiliated entities, Mr. Peng Zhang or Mr. Yiding Sun fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our affiliated entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead for our operations in China, which may not be as effective in providing control as direct ownership.” If we are unable to maintain effective control over our affiliated entities, we will not be able to continue consolidating the financial results of our affiliated entities into our financial results. In 2016, 2017 and 2018, our consolidated affiliated entities contributed 95%, 94% and 92%, respectively, of our total revenues. Further, we rely on dividends and other distributions paid to us by our offshore and PRC subsidiaries, which in turn depends on the service or royalty fees paid from our VIE, its subsidiaries and schools in the PRC. In practice, we evaluate on a case-by-case basis the performance and future plans of our VIE and schools before determining the amount of fees we will collect from them. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and restrictions on foreign investment, among others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on dividends, fees and other distributions paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could hinder our ability to conduct our business.”

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

Fangda Partners, our counsel as to PRC law is of the view that the contractual arrangements among Rise HK, the WFOE, the VIE and its schools and shareholders are governed by the laws of the PRC, currently in effect, and immediately after giving effect to our initial public offering, are valid, binding and enforceable in accordance with their terms and applicable laws, regulations or rules currently in effect in the PRC, and do not result in any violation of such laws, regulations or rules currently in effect. However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of applicable laws, regulations or rules currently in effect in the PRC, and the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our counsel as to PRC law. Moreover, if the VIE, its subsidiaries and schools or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights as the primary beneficiary under these agreements. See “Item 3. Key Information—D. Risks Factors—Risks Related to Our Corporate Structure.”

D.	Property, Plants and Equipment

Our office headquarters occupy approximately 3,000 square meters of leased office space in Beijing, China. We also maintain approximately 200 square meters of leased office space in Tianjin, China. We believe that our current facilities are suitable and adequately meet our current needs. We will consider expanding our current facilities if the number of our employees significantly increases.

We lease a total area of approximately 82,000 square meters for self-owned learning centers as of December 31, 2018. These lease arrangements are typically for a period of at least five years, and are renewable upon mutual consent at the end of the lease period. Our franchise partners are responsible for entering into the lease arrangements for the premises on which our franchised schools are operated.

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

We pioneered the “subject-based learning” teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science are used to teach English. In 2017 and 2018, we had 51,381 and 73,054 student enrollments, respectively, in self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to 12 and 13 to 18, respectively.

We devote significant resources to curriculum development to ensure that our course offerings are up-to-date, engaging and effective. As of December 31, 2018, we had 1,911 teachers in self-owned learning centers. The quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.

Major Factors Affecting Our Results of Operations

Our business and operating results are affected by factors that affect China’s junior ELT market generally. We have benefited from a number of market factors, including China’s rising birth rate largely resulting from adoption of the “two-child policy,” rising population in large urban centers, increases in average household income as well as the number of higher income families, limited penetration of junior ELT across China, favorable government policies that support the growth of private-sector education enterprises and permit increased operational and pricing flexibility, and the continued focus on study-abroad opportunities by parents.

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

Student Enrollments

We derive a large portion of our revenues from tuition and fees that we charge for our educational programs. Student enrollments at self-owned learning centers increased by 42.0% from 36,173 in 2016 to 51,381 in 2017, and further by 42.2% to 73,054 in 2018. Growth in student enrollments is dependent on our ability to retain our current students and to recruit new students. Our ability to retain existing students is largely dependent on the variety and quality of our course offerings, the quality of teachers and the overall satisfaction of students and their parents with the educational services we offer. Our ability to recruit new students is largely dependent on our reputation and brand recognition, which are affected by our branding activities and other selling and marketing efforts.

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

The number of self-owned learning centers has grown steadily in recent years, increasing from 54 as of December 31, 2016 to 64 as of December 31, 2017, and further to 76 as of December 31, 2018. As our network grows in size, we believe that our large scale strengthens our brand, which in turn supports the further growth of our network.

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

We have achieved steady growth of franchised learning centers in recent years. The number of franchised learning centers increased from 167 as of December 31, 2016 to 206 as of December 31, 2017, and further to 304 as of December 31, 2018. We expect the number of franchised learning centers to continue to grow.

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

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses. Largely as a result of our standardized management operations, together with increasing economies of scale as we have expanded our network of learning centers, operating expenses as a percentage of total revenues have decreased over the years.

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Educational programs	618,326	87.0	831,106	85.8	1,071,605	155,859	84.3
Franchise revenues	63,532	8.9	100,013	10.3	125,214	18,212	9.8
Other revenues	29,135	4.1	38,156	3.9	75,069	10,918	5.9

Revenues	710,993	100.0	969,275	100.0	1,271,888	184,989	100.0

We provide junior English language training to students through our three flagship courses, namely, Rise Start, Rise On and Rise Up. We charge tuition and course material fees for our educational programs at self-owned learning centers. Tuition fees are collected in advance and are initially recorded as deferred revenue and customer advances and recognized ratably as revenue when the classes for the related course are delivered. If we reschedule classes due to school holidays, inclement weather, or health epidemics, or any other reason, we will not be able to recognize revenues until those classes are rescheduled. For example, during the third quarter of 2017, we rescheduled certain classes for some of these reasons. We recognize revenue from sale of course material fees once the student attends the first class of the respective course.

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

As of December 31, 2016, 2017 and 2018, we recorded deferred revenue and customer advances of RMB601.3 million, RMB812.8 million and RMB1,038.8 million (US$151.1 million), respectively, which are primarily from our educational programs and, to a lesser extent, from our franchise business. Given that our tuition and fees are collected in advance, we expect to generate sufficient cash from our operating activities to meet our working capital and capital expenditure needs.

We generate other revenues primarily from Can-Talk and other courses and complimentary products, including Rise Overseas Study Tours, Rise Camps, Rise Workshop and courses and services for test preparation and college admission.

Cost of Revenues

Our cost of revenues consists primarily of (i) personnel costs, including teachers’ costs and, to a lesser extent, costs relating to our franchise service and supervision team and research and curriculum development team, (ii) rental costs, (iii) share-based compensation and (iv) others, including amortization of intangible assets, construction and design costs, course materials cost and other operating costs incurred to operate self-owned learning centers. Amortization of intangible assets includes amortization of courseware licenses, student base and franchise agreements that were acquired as part of the acquisition of our business by RISE Education in 2013, or the 2013 acquisition. We expect cost of revenues to increase in line with our expansion of business. The table below sets forth a breakdown of our cost of revenues for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Personnel costs	131,598	18.5	159,932	16.5	229,006	33,308	18.0
Rental costs	109,692	15.4	146,678	15.2	181,457	26,392	14.3
Share-based compensation	—	—	17,063	1.8	1,315	191	0.1
Others	122,289	17.2	128,547	13.2	164,752	23,962	13.0

Total	363,579	51.1	452,220	46.7	576,530	83,853	45.3

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The table below sets forth our operating expenses, both in absolute amount and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Selling and marketing	128,475	18.1	177,993	18.4	245,662	35,730	19.3
General and administrative	148,093	20.8	339,690	35.0	242,084	35,210	19.0

Total operating expenses	276,568	38.9	517,683	53.4	487,746	70,940	38.3

Selling and marketing expenses

Our selling and marketing expenses consist primarily of (i) general marketing channel and personnel expenses, and (ii) branding and promotional expenses for publicity events. We expect that our selling and marketing expenses will continue to increase in absolute amounts as we continue to market our products and expand into new geographic regions. We also recorded amortization of trademarks used for brand promotion acquired as part of the 2013 acquisition under selling and marketing expenses.

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
Revenues:
Educational programs	618,326	87.0	831,106	85.8	1,071,605	155,859	84.3
Franchise revenues	63,532	8.9	100,013	10.3	125,214	18,212	9.8
Other revenues	29,135	4.1	38,156	3.9	75,069	10,918	5.9

Total	710,993	100.0	969,275	100.0	1,271,888	184,989	100.0
Cost of revenues	(363,579)	(51.1)	(452,220)	(46.7)	(576,530)	(83,853)	(45.3)

Gross profit	347,414	48.9	517,055	53.3	695,358	101,136	54.7
Operating expenses:					—	—	—
Selling and marketing	(128,475)	(18.1)	(177,993)	(18.4)	(245,662)	(35,730)	(19.3)
General and administrative	(148,093)	(20.8)	(339,690)	(35.0)	(242,084)	(35,210)	(19.0)

Total operating expenses	(276,568)	(38.9)	(517,683)	(53.4)	(487,746)	(70,940)	(38.3)

Operating income/(loss)	70,846	10.0	(628)	—	207,612	30,196	16.3

Interest income	16,622	2.3	19,559	2.0	26,376	3,836	2.1
Interest expense	(6,073)	(0.9)	(26,589)	(2.7)	(33,803)	(4,916)	(2.7)
Foreign currency exchange (loss)/gain	(2,741)	(0.4)	388	—	(1,383)	(201)	(0.1)
Other income, net	4,391	0.6	6,594	0.7	15,397	2,239	1.2
Income/(loss) before income tax expense	83,045	11.7	(676)	—	214,199	31,154	16.8

Income tax expense	(32,202)	(4.5)	(52,924)	(5.5)	(71,763)	(10,438)	(5.6)

Net income/(loss)	50,843	7.2	(53,600)	(5.5)	142,436	20,716	11.2
Net loss attributable to non-controlling interests	3,080	0.4	5,626	0.6	522	76	—

Net income/(loss) attributable to RISE Education Cayman Ltd	53,923	7.6	(47,974)	(4.9)	142,958	20,792	11.2

Non-GAAP Financial Measures:
EBITDA(1)	142,318		56,064		279,852	40,702
EBITDA margin(2)	20.0%		5.8%		22.0%
Adjusted EBITDA	—		242,510		300,204	43,662
Adjusted EBITDA margin	—		25.0%		23.6%
Non-GAAP net income attributable to RISE Education Cayman Ltd	86,042		144,954		179,932	26,170

(1)

To see how we define and calculate EBITDA, a reconciliation between EBITDA and net (loss)/income and a discussion about the limitations of non-GAAP financial measures, see “—Non-GAAP Financial Measures.”

(2)	EBITDA margin is calculated by dividing EBITDA by revenues.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 31.2%, from RMB969.3 million in 2017 to RMB1,271.9 million (US$185.0 million) in 2018. This increase was primarily attributable to an increase of RMB240.5 million (US$35.0 million) in revenues from educational programs.

•

Educational programs. Our revenues from educational programs increased by 28.9%, from RMB831.1 million in 2017 to RMB1,071.6 million (US$155.9 million) in 2018. This increase was primarily due to an increase in student enrollments at self-owned learning centers. The increase in our student enrollments was attributable to (i) higher student enrollments at existing learning centers as they matured and achieved a higher retention rate as well as due to greater sales and marketing efforts in 2018; and (ii) an increase in the number of self-owned learning centers, excluding two self-owned learning centers from the Edge, from 62 as of December 31, 2017 to 74 as of December 31, 2018.

•

Franchise revenues. Our franchise revenues increased by 25.2%, from RMB100.0 million in 2017 to RMB125.2 million (US$18.2 million) in 2018. This increase was primarily due to increases in the recurring franchise fees from our existing franchised learning centers in 2018 as well as initial and renewal franchise fees for franchised learning centers that were either new or renewed their franchise agreements with us. The number of franchised learning centers increased from 206 as of December 31, 2017 to 304 as of December 31, 2018.

•

Other revenues. Our other revenues increased by 96.7%, from RMB38.2 million in 2017 to RMB75.1 million (US$10.9 million) in 2018. The increase was primarily due to an increase in revenues generated from business acquired from the Edge acquisition, as well as our increasingly diversified complementary educational products such as Rise Overseas Study Tour and Can-Talk online education program.

Cost of revenues

Our cost of revenues increased by 27.5%, from RMB452.2 million in 2017 to RMB576.5 million (US$83.9 million) in 2018, primarily due to increases in both rental costs and personnel costs. Rental costs increased as we further expanded our operations in 2018, while the increase in personnel costs was primarily attributable to an increase of teacher headcount and total course teaching hours at self-owned learning centers.

Gross profit

As a result of the foregoing, our gross profit increased by 34.5%, from RMB517.1 million in 2017 to RMB695.4 million (US$101.1 million) in 2018. We had gross margins of 53.3% in 2017 and 54.7% in 2018. Excluding the impact of share-based compensation and amortization of intangible assets arising from 2013 acquisition, gross profit for the full year of 2018 was RMB710.2 million (US$103.3 million), and gross margin was 55.8%.

Selling and marketing expenses

Our selling and marketing expenses were RMB245.7 million (US$35.7 million) in 2018, as compared with RMB178.0 million in 2017. This increase was primarily due to an increase in marketing channel expenses and personnel costs associated with our expanding network of self-owned learning centers and growth in student enrollments. Our selling and marketing expenses accounted for 18.4% and 19.3% of our revenues in 2017 and 2018, respectively.

General and administrative expenses

Our general and administrative expenses decreased by 28.7%, from RMB339.7 million in 2017 to RMB242.1 million (US$35.2 million) in 2018. This decrease was primarily attributable to share-based compensation expense recognized upon IPO, IPO-related expenses, and one-off expenses recognized in the fourth quarter of 2017 which were non-recurring, which were partially offset by increased personnel costs and office expenses in support of our expanding business. Our general and administrative expenses accounted for 35.0% and 19.0% of our revenues in 2017 and 2018, respectively.

Operating income/(loss)

As a result of the foregoing, we had an operating income of RMB207.6 million (US$30.2 million) in 2018, compared to an operating loss of RMB0.6 million in 2017. Excluding the impact of share-based compensation expenses, amortization of intangible assets in 2013 acquisition, IPO-related expenses and one-off expenses, our operating income was RMB202.8 million and RMB244.6 million (US$35.6 million) in the full year of 2017 and 2018, respectively.

Interest income, interest expense, foreign currency exchange loss and other income, net

We had interest income of RMB19.6 million and RMB26.4 million (US$3.8 million) in 2017 and 2018, respectively, which are primarily from holdings of interest-bearing short-term investments. We had interest expense of RMB26.6 million and RMB33.8 million (US$4.9 million) in 2017 and 2018, respectively. We had foreign currency exchange gain of RMB0.4 million and foreign exchange loss of RMB1.4 million (US$0.2 million) in 2017 and 2018, respectively. We had other income, net of RMB6.6 million and RMB15.4 million (US$2.2 million) in 2017 and 2018, respectively.

Income before income tax expense

As a result of the foregoing, we had income before income tax expense of RMB214.2 million (US$31.2 million) in 2018, compared to loss before income tax expense of RMB0.7 million in 2017.

Income tax expense

We had an income tax expense of RMB52.9 million and RMB71.8 million (US$10.4 million) in 2017 and 2018, respectively.

Net income/(loss)

As a result of the foregoing, we had net income of RMB142.4 million (US$20.7 million) in 2018, compared to net loss of RMB53.6 million in 2017. Excluding the impact of share-based compensation, amortization of intangible assets in 2013 acquisition, IPO-related expenses, one-off expenses as well as impact on income tax expenses, net income increased from RMB139.3 million for the full year 2017 to RMB179.4 million (US$26.1 million) in 2018, which was primarily due to higher revenues.

EBITDA

EBITDA, which is net income or loss before interest, taxes, depreciation and amortization, was RMB279.9 million (US$40.7 million) in 2018, compared to RMB56.1 million in 2017. Adjusted EBITDA for the full year of 2018 was RMB300.2 million (US$43.7 million), which increased by 23.8% comparing with RMB242.5 million for the full year of 2017. For a discussion of the limitations associated with using EBITDA rather than U.S. GAAP measures and a reconciliation of RMB137.4 million (US$20.0 million) to net income or loss, see “—Non-GAAP Financial Measures”.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues increased by 36.3%, from RMB711.0 million in 2016 to RMB969.3 million in 2017. This increase was primarily attributable to an increase of RMB 212.8 million in revenues from educational programs.

•

Revenues from educational programs. Our revenues from educational programs increased by 34.4%, from RMB618.3 million in 2016 to RMB831.1 million in 2017. This increase was primarily due to an increase in student enrollments at self-owned learning centers. The increase in our student enrollments was attributable to (i) higher student enrollments at existing learning centers as they matured and achieved a higher retention rate as well as due to greater sales and marketing efforts in 2017; (ii) an increase in the number of self-owned learning centers, excluding two self-owned learning centers from the Edge, from 54 as of December 31, 2016 to 62 as of December 31, 2017; and (iii) higher course fees due to our annual price increase. We expect student enrollments in our self-owned learning centers will increase as we expand.

•

Franchise revenues. Our franchise revenues increased by 57.4%, from RMB63.5 million in 2016 to RMB100.0 million in 2017. This increase was primarily due to increases in the recurring franchise fees from our existing franchised learning centers in 2017 as well as initial and renewal franchise fees for franchised learning centers that were either new or renewed their franchise agreements with us. The number of franchised learning centers increased from 167 as of December 31, 2016 to 206 as of December 31, 2017. We expect the number of franchised learning centers and the recurring fees received from existing franchised learning centers will increase as we expand.

•

Other revenues. Our other revenues increased by 31.0%, from RMB29.1 million in 2016 to RMB38.2 million in 2017. The increase was primarily due to an increase in revenues from the online business, study tour business and the business acquired from the Edge acquisition.

Cost of revenues

Our cost of revenues increased from RMB363.6 million in 2016 to RMB452.2 million in 2017, primarily due to the increase in rental costs and personnel costs. Rental costs increased as we expanded our operations, while the increase in personnel costs was primarily attributable to an increase in teaching hours at self-owned learning centers. This increase was partially offset by a decrease in amortization expenses related to certain intangible assets acquired as part of the 2013 acquisition, of which we recorded RMB13.9 million for the full year of 2017 compared with RMB34.2 million for the full year of 2016. In addition, cost of revenues for the full year of 2017 included share-based compensation of RMB17.1 million, as a result of our initial public offering in the fourth quarter of 2017. See “—Description of Certain Statement of Income Items—Cost of Revenues.”

Gross profit

Our gross profit increased by 48.8%, from RMB347.4 million in 2016 to RMB517.1 million in 2017. We had gross margins of 48.9% in 2016 and 53.3% in 2017. The increase in our gross margin was primarily attributable to the improvement in operating efficiencies and the decrease in amortization. Excluding the impact of share-based compensation and amortization of intangible assets arising from 2013 acquisition, gross profit for the full year of 2017 was RMB548.0 million, and gross margin was 56.5%.

Selling and marketing expenses

Our selling and marketing expenses was RMB178.0 million for the full year of 2017, as compared with RMB128.5 million in 2016. This increase was primarily due to increases in (i) expenses relating to branding and promotional activities for our tenth anniversary in the first half of 2017; (ii) general marketing channel expenses and personnel expenses as we expanded our network of self-owned learning centers and increased student enrollments; and (iii) share-based compensation recorded in the fourth quarter of 2017. Our selling and marketing expenses constituted 18.1% and 18.4% of our revenues in 2016 and 2017, respectively.

General and administrative expenses

Our general and administrative expenses increased by 129.4%, from RMB148.1 million in 2016 to RMB339.7 million in 2017. This increase was primarily due to (i) an increase in the number of administrative personnel and other administrative expenses; and (ii) share-based compensation and IPO-related expenses and one-off expenses that occurred in the fourth quarter of 2017. Our general and administrative expenses constituted 20.8% and 35.0% of our revenues in 2016 and 2017, respectively.

Operating income/(loss)

As a result of the foregoing, we had an operating loss of RMB0.6 million in 2017, compared to an operating income of RMB70.8 million in 2016. Excluding the impact of share-based compensation, amortization of intangible assets arising from 2013 acquisition, IPO-related expenses and one-off expenses, our operating income in the full year of 2017 was RMB202.8 million, increased by 87.6% from the full year of 2016.

Interest income, interest expense, foreign currency exchange loss and other income, net

We had interest income of RMB16.6 million and RMB19.6 million in 2016 and 2017, respectively, which are primarily from holdings of interest-bearing financial instruments. We had interest expense of RMB26.6 million in 2017. We had foreign currency exchange loss of RMB2.7 million in 2016 and foreign currency exchange gain of RMB0.4 million in 2017. We had other income, net of RMB4.4 million in 2016 and RMB6.6 million in 2017, respectively.

Income before income tax expense

As a result of the foregoing, we had loss before income tax expense of RMB0.7 million in 2017, compared to income before income tax of RMB83.0 million in 2016.

Income tax expense

We had an income tax expense of RMB32.2 million and RMB52.9 million in 2016 and 2017, respectively.

Net income/(loss)

As a result of the foregoing, we had net loss of RMB53.6 million in 2017, compared to net income of RMB50.8 million in 2016. The decrease of RMB104.4 million was primarily due to the incurrence of our IPO-related expenses, one-off expenses and share-based compensations, as well as the impact on income tax expenses. Excluding the impact of share-based compensation, amortization of intangible assets arising from 2013 acquisition, IPO-related expenses, one-off expenses and income tax expenses, net income for the full year of 2017 increased by 67.9% to RMB139.3 million as compared with RMB83.0 million in the full year of 2016.

EBITDA

EBITDA, which is net income or loss before interest, taxes, depreciation and amortization, was RMB142.3 million in 2016 and RMB56.1 million in 2017, and the decrease was primarily due to the incurrence of IPO-related expenses, one-off expenses and share-based compensation. Excluding the IPO-related expenses, one-off expenses and share-based compensation, our adjusted EBITDA for the full year of 2017 increased by 70.4% to RMB 242.5 million as compared with RMB 142.3 million being the EBITDA in the full year of 2016. For a discussion of the limitations associated with using EBITDA rather than U.S. GAAP measures and a reconciliation of RMB109,664 to net income or loss, see “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, and non-GAAP net income, each a non-GAAP financial measures as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

EBITDA is defined as net income or loss before interest, taxes, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of revenues. We believe that EBITDA and EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results. Adjusted EBITDA excludes IPO-related expenses, one-off expenses and share-based compensation from EBITDA. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of revenues. Non-GAAP net income excludes share-based compensation, intangible assets amortization arising from 2013 acquisition, IPO-related expenses, one-off expenses, and the impact on income tax expenses. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The following table presents reconciliations of EBITDA, adjusted EBITDA and non-GAAP net income to net (loss)/income, as well as EBITDA margin and adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(thousands, except for EBITDA margin)
Net income/(loss)	50,843	(53,600)	142,436	20,716
Add: Depreciation	29,634	29,246	36,027	5,240
Add: Amortization	40,188	20,465	22,199	3,229
Add: Interest expense	6,073	26,588	33,803	4,916
Add: Income tax expense	32,202	52,924	71,763	10,437
Less: Interest income	16,622	19,559	26,376	3,836

EBITDA	142,318	56,064	279,852	40,702

Add: Share-based compensation	—	95,307	20,352	2,960
Add: IPO-related expenses	—	52,907	—	—
Add: One-off expenses	—	38,232	—	—
Adjusted EBITDA	—	242,510	300,204	43,662
EBITDA margin	20.0%	5.8%	22.0%
Adjusted EBITDA margin	—	25.0%	23.6%
Net income/(loss)	50,843	(53,600)	142,436	20,716
Add: Share-based compensation	—	95,307	20,352	2,960
Add: IPO-related expenses	—	52,907	—	—
Add: One-off expenses	—	38,232	—	—
Add: Income tax expenses	(5,140)	(10,532)	—	—
Add: Amortization of intangible assets in 2013 acquisition	37,259	17,014	16,622	2,418
Non-GAAP net income	82,962	139,328	179,410	26,094

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal source of liquidity has been cash generated from operating activities. As of December 31, 2016, 2017 and 2018, we had RMB656.7 million, 1,084.9 million and RMB1,316.8 million (US$191.5 million), respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash, cash equivalents and restricted cash are primarily denominated in Renminbi.

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

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In September 2017, we paid cash dividends totaling US$87.0 million to our shareholders and we did not make any dividend payment to our shareholders in 2018.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(thousands)
Net cash generated from operating activities	240,980	350,100	380,033	55,274
Net cash used in investing activities	(42,544)	(53,067)	(100,875)	(14,672)
Net cash (used in)/generated from financing activities	(69,129)	137,402	(57,306)	(8,335)
Effect of foreign exchange rate changes	5,234	(6,228)	10,037	1,460
Net increase in cash, cash equivalents and restricted cash	134,541	428,207	231,890	33,727
Cash, cash equivalents and restricted cash at beginning of period	522,147	656,688	1,084,895	157,791
Cash, cash equivalents and restricted cash at end of period	656,688	1,084,895	1,316,784	191,518

Operating activities

Net cash generated from operating activities amounted to RMB380.0 million (US$55.3 million) in 2018. The difference between our net income of RMB142.4 million (US$20.7 million) and the net cash generated from operating activities was due to (i) an increase in deferred revenue and customer advances of RMB181.8 million (US$26.4 million), (ii) an adjustment of RMB91.7 million (US$13.3 million) in non-cash items, which mainly consisted of depreciation and amortization expense of RMB58.2 million (US$8.5 million) and share-based compensation of RMB18.6 million (US$2.7 million), partially offset by an increase in prepayments and other current assets of RMB29.8 million (US$4.3 million) for prepayments to certain suppliers and marketing channel service providers, as well as rental expenses; and our settlement of the amount due to a related party of RMB20.0 million (US$2.9 million). Deferred revenue and customer advances mainly consists of the upfront tuition fee payments from students and initial franchise fees from our franchise partners, which increased in 2018 primarily due to an increased number of student enrollments and increased number of newly opened franchised learning centers as our business expanded.

Net cash generated from operating activities amounted to RMB350.1 million in 2017. The difference between our net loss of RMB53.6 million and the net cash generated from operating activities was due to (i) an increase in deferred revenue and customer advances of RMB201.0 million, (ii) an adjustment of RMB151.3 million in non-cash items, which mainly consisted of share-based compensation of RMB95.3 million and depreciation and amortization expense of RMB49.7 million, (iii) an increase in accrued expenses and other current liabilities of RMB47.4 million. Deferred revenue and customer advances mainly consists of the upfront tuition fee payments from students and initial franchise fees from our franchise partners, which increased in 2017 primarily due to an increased number of student enrollments and increased number of newly opened franchised learning centers as our business expanded.

Net cash generated from operating activities amounted to RMB241.0 million in 2016. The difference between our net income of RMB50.8 million and the net cash generated from operating activities was due to (i) an increase in deferred revenue and customer advances of RMB111.4 million, (ii) an adjustment of RMB65.1 million in non-cash items, which mainly consisted of depreciation and amortization expense of RMB69.8 million, partially offset by deferred income tax benefit of RMB4.8 million, (iii) an increase in income taxes payable of RMB18.0 million and (iv) an increase in accrued expenses and other current liabilities of RMB20.5 million, partially offset by an increase in prepayments and other current assets of RMB16.8 million for prepayment to certain suppliers and rental expenses. Deferred revenue and customer advances mainly consists of the upfront tuition fee payments from students and initial franchise fees from our franchise partners, which increased in 2016 primarily due to an increased number of student enrollments and increased number of newly opened franchised learning centers as our business expanded. Depreciation and amortization in 2016 consisted mainly of amortization of certain intangible assets acquired as part of the 2013 acquisition.

Investing activities

Net cash used in investing activities amounted to RMB100.9 million (US$14.7 million) in 2018. This was primarily attributable to (i) the purchase of property and equipment of RMB65.2 million (US$9.5 million), (ii) acquisition of subsidiaries of RMB18.1 million (US$2.6 million), which was mainly in relation to the Edge acquisition, (iii) advance payment for Shijiazhuang Acquisition amounting to approximately RMB8.9 million (US$1.3 million), and (iv) purchase of intangible assets of RMB8.8 million (US$1.3 million) primarily related to software additions.

Net cash used in investing activities amounted to RMB53.1 million in 2017. This was primarily attributable to the purchase of property and equipment of RMB50.3 million and purchase of intangible assets of RMB2.7 million as we opened new self-owned learning centers.

Net cash used in investing activities amounted to RMB42.5 million in 2016. This was primarily attributable to the purchase of property and equipment of RMB35.5 million and purchase of intangible assets of RMB8.3 million, as we opened new self-owned learning centers.

Financing activities

Net cash used in financing activities amounted to RMB57.3 million (US$8.3 million) in 2018, primarily attributable to principal repayments on long-term loan of RMB75.9 million (US$11.0 million) and net cash used in stock repurchase of RMB21.4 million (US$3.1 million). This is partially offset by proceeds from exercise of stock options of RMB40.0 million (US$5.8 million).

Net cash generated from financing activities amounted to RMB137.4 million in 2017, primarily attributable to net proceeds from our initial public offering of RMB437.8 million and net proceeds from loans of RMB573.0 million provided by CTBC Bank Co., Ltd. Incurred in 2017, which was partially offset by distribution of RMB571.8 million to a shareholder.

Net cash used in financing activities amounted to RMB69.1 million in 2016, primarily attributable to distribution of RMB426.0 million to our shareholders, which is partially offset by the proceeds of RMB356.9 million from a loan facility with CTBC Bank Co., Ltd. incurred in 2016.

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

We drew down both facilities in full in September 2017. The new proceeds made available under the September 2017 amendment were primarily used to pay a US$87.0 million dividend to our shareholders in September 2017. Pursuant to the loan facility agreement, we must repay the short-term facility in full within ten business days of the completion of an initial public offering, which we used US$30 million, a portion of the proceeds of our initial public offering to do. The maturity date of the long-term facility is five years from the drawdown date. According to the original repayment schedule, US$8.25 million, US$13.75 million, US$19.25 million, US$24.75 million and US$44.00 million are to be repaid by each respective anniversary from the drawdown date. The interest rate under the long-term facility is the sum of the London interbank offered rate plus a certain margin, of which the margin decreases as our leverage ratio (which is defined as the ratio of total net debt as of the last date of the relevant period to adjusted EBITDA in respect of the relevant period) decreases. As of the date of this annual report, the estimated interest rate is 4.60%. We prepaid US$10.0 million in December 2017 and US$12.0 million in March 2018, and the repayment schedule was thereby updated to US$12.00 million, US$19.25 million, US$24.75 million and US$32.00 million, respectively to be paid by each respective anniversary from the year of 2019. We intend to repay the long-term facility through dividends paid by Rise HK and Rise IP, both of which are wholly-owned by RISE Education Cayman I Ltd, the borrower under the loan facility agreement. These entities receive license and service fees from the WFOE and the VIE pursuant to the license agreements and the consulting service agreements. As such payments come from the respective current accounts of our WFOE and VIE, they are generally not restricted under PRC law. See “Item 4. Information of the Company—B. Business Overview—Regulations Related to Foreign Exchange.”

We maintained deposits held in a designated bank account as security for interest payments amounting to US$2.2 million as of December 31, 2018.

Capital expenditures

Our capital expenditures amounted to RMB43.8 million, RMB53.1 million and RMB74.0 million (US$10.8 million) in 2016, 2017 and 2018, respectively, for purchases of property and equipment and intangible assets, such as course materials and software, as we expanded existing and opened new self-owned learning centers. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

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

The table below sets forth the respective revenue contributions of (i) our company and our Cayman Island subsidiaries, (ii) our Hong Kong subsidiaries, i.e. Rise HK and Edge, and (iii) our WFOE and (iv) our VIE and its subsidiaries and schools for the periods indicated as a percentage of revenues:

	For the Year Ended December 31,
	2016	2017	2018
Our company and our subsidiaries
Our company and Cayman Island subsidiaries	—	—	—
Our Hong Kong subsidiaries	—	0.4%	2.1%
WFOE	5.0%	5.5%	5.5%
Our VIE and its subsidiaries and schools	95.0%	94.1%	92.4%
Total Revenues	100%	100%	100%

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

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(thousands)
License fees paid to our Cayman Islands subsidiaries	19,251	12,531	17,514	2,547
Service fees paid to Rise HK*	—	10,025	14,016	2,038
Service fees paid to our WFOE	225,610	256,423	207,118	30,124

*	For the year ended December 31, 2016, service fees under the consulting service agreement were paid directly to our WFOE.

Our subsidiaries including WFOE did not pay any dividends to our company in 2016, 2017 and 2018.

Our primary operations are based in the PRC. Our assets are located in the PRC, Hong Kong and Cayman Islands. The table below sets forth the respective asset contributions of (i) our company and our Cayman Island subsidiaries, (ii) our Hong Kong subsidiaries, i.e. Rise HK and Edge, (iii) our WFOE and (iv) our VIE and its subsidiaries and schools as of the dates indicated as a percentage of total assets:

	For the Year Ended December 31,
	2016	2017	2018
Our company and our subsidiaries
Our company and Cayman subsidiaries	34%	30%	24%
Our Hong Kong subsidiaries	1%	4%	4%
WFOE	16%	16%	12%
Our VIE and its subsidiaries and schools	49%	50%	60%
Total Assets	100%	100%	100%

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

Revenue Recognition

Our revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which we expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of the new revenue recognition accounting standard, we perform the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration it is entitled to in exchange for the goods or services transferred to the customer. At contract inception, we assess the goods or services promised within each contract to determine those that represent performance obligations, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Revenue is recognized net of business tax, value added taxes and tax surcharges.

Contract liabilities relate to contracts where we received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer and are presented in “deferred revenue and customer advances” in the consolidated balance sheets.

Contract assets include accounts receivable and costs to obtain contracts with customers. Accounts receivable is primarily related to our rights to consideration for services completed at the reporting date. Costs to obtain contracts with customers are incremental costs to obtain franchise contracts, which are recorded as prepayment and other current assets, and other non-current assets depending on the estimated life of the underlying franchise contacts.

The primary sources of our revenues are as follows:

(a) Educational Programs

Educational programs’ contracts generally consist of two performance obligations, English courses and course materials, which are both capable of being distinct and distinct in the context of the contract. The transaction price is stated in the contract and known at the time of contract inception, therefore no variable consideration exists. We may issue promotional coupons to attract enrollment for its courses. The promotional coupons are not issued in conjunction with a concurrent revenue transaction and are for a fixed RMB amount that can only be redeemed to reduce the amount of the tuition fees for future courses. The promotional coupons are accounted for as a reduction of the transaction price and are allocated across all performance obligations unless observable evidence exists that the discount relates to a specific performance obligation or obligations in the contract. Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on the prices charged to students. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

Course fees are collected in full in advance of the commencement of each course and each course comprises of a fixed amount of classes. We use the student’s daily attendance records, an output measure, to recognize revenue over time as it best depicts the simultaneous consumption and delivery of educational program services. Students are allowed to return course materials if they are unused. However, once the student attends the first class of the respective course, course materials cannot be returned. Therefore, revenue associated with distinct course materials is recognized at the point in time when control transfers to the student, generally when the student attends the first class of the respective course.

According to local education bureau regulations, depending on a school’s location and the amount of classes remaining for a course, we may be required to refund course fees for any remaining undelivered classes to students who withdraw from a course. The refund is recorded as a reduction of the related course fees received in advance and has no impact on recognized revenue. Refunds on recognized revenue were insignificant for all periods presented.

(b) Franchise Revenues

Franchise revenues includes non-refundable initial franchise fees and the recurring franchise fees from its franchisees. The initial franchise services to be performed under the franchise agreements to earn the initial franchise fees comprise of (i) authorizing franchisees to use the RISE brand and our courseware, and (ii) initial setup services, including assisting with site selection and marketing strategy, training of franchisee management and teachers. Our franchise agreements do not include guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises from franchisees. In accordance with the new revenue recognition standard, the initial franchise services are not distinct from the continuing rights offered during the term of the franchise agreement, and will therefore be treated as a single performance obligation. As such, beginning in January 2018, initial franchise fees are deferred and recorded as “deferred revenue and customer advances”, and are recognized over the franchise term as the performance obligation is satisfied, which is generally five years. We also receive recurring franchise fees from its franchisees, which include a fixed percentage of the franchisees’ course fees and proceeds from the sale of related course materials. The recurring franchise fees are recognized when the underlying performance obligation is fulfilled.

(c) Other Revenues

Other revenues comprise mainly of the provision of overseas and domestic study tour services and the admission consulting, academic tutoring and test preparation business of the Edge. We determined the overseas study tours contract contains a single performance obligation and we are the principal in providing overseas study tours services as it controls such services before the services are transferred to the customer. Therefore, we recognize study tours revenue on a gross basis. We recognize revenue over the service period of the study tour, which is, generally around two to three weeks, as it best depicts the simultaneous consumption and delivery of overseas study tours services.

Edge offers admission consulting, academic tutoring and test preparation services for students who intend to study abroad and each service represents an individual performance obligation. For admission consulting services, we use the input method by reference to the consulting hours incurred up to the end of reporting period as a percentage of total estimated hours to recognize revenue over the contract period which best depict our efforts toward satisfying the performance obligation relative to the total expected efforts. For academic tutoring and test preparation services, we use students’ attendance records, an output measure, to recognize revenue over time as it best depicts the simultaneous consumption and delivery of such services.

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

We account for a change in any of the terms or conditions of the awards is accounted for as a modification of the award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, we first determine on the modification date whether the original vesting conditions were expected to be satisfied, regardless of our policy election for accounting for forfeitures. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original equity awards are ignored and the fair value of the equity award measured at the modification date is recognized if the modified award ultimately vests. When a vesting condition that is probable of achievement is modified and the new vesting condition also is probable of achievement, the compensation cost to be recognized if either the original vesting condition or the new vesting condition is achieved cannot be less than the grant-date fair value of the original award. That compensation cost is recognized if either the original or modified vesting condition is achieved. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. Cancellation of the awards accompanied by the concurrent grant of a replacement award is also accounted for as a modification of the terms of the cancelled awards. Therefore, incremental compensation cost shall be measured as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For unvested awards, we recognize over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

The following table summarizes our equity award activity under the ESOP Plan as of December 31, 2018:

As of December 31, 2018
Number of options granted(1)	6,960,000
Number of options forfeited	(272,500)
Number of options exercised	(4,388,397)
Number of options outstanding	2,299,103
Weighted-average exercise price (US$)	1.44
Weighted-average remaining contractual term	6.13
Aggregate intrinsic value(2)	5,840

(1)	2,227,500 ordinary shares were vested during 2018.
(2)

The aggregate intrinsic value in the table above represents the difference between the fair value of our ordinary share as of December 31, 2018 and respective exercise price of the option. Total intrinsic value of options outstanding as of December 31, 2017 and 2018 were US$41,035 and US$5,840, respectively.

No share-based compensation expense was recorded in respect of the ESOP Plan for the year ended December 31, 2016 whereas share-based compensation expense of RMB95.3 million and RMB20.4 million (US$3.0 million) were recorded for the year ended December 31, 2017 and 2018, respectively. As of December 31, 2018, there was RMB4.8 million (US$0.7 million) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

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

As of December 31, 2016, 2017 and 2018, we had unrecognized tax benefits of RMB9.1 million, RMB8.8 million and RMB7.6 million (US$1.1 million), of which RMB0.9 million, RMB1.4 million and RMB1.4 million (US$0.1 million) were offset against the deferred tax assets on tax losses carry forward, and the remaining amount of RMB8.2 million, RMB7.4 million and RMB6.2 million (US$0.9 million) which if ultimately recognized, would impact the effective tax rate.

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

Hong Kong

Our wholly owned subsidiaries in Hong Kong, Rise HK and Edge Franchising Co., Ltd., are subject to Hong Kong profits tax on their activities conducted in Hong Kong, which is currently imposed at the rate of 16.5% under the half-rate of 8.25% that may apply for the first HK$2,000,000 of assessable profits for years of assessment beginning on or after April 1, 2018. Payments of dividends by our subsidiaries in Hong Kong to us are not subject to withholding tax in Hong Kong.

PRC

Our WFOE, VIE and its subsidiaries and schools are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC Enterprise Income Tax Law, or EIT Law. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 6% on the services we provide. Tax payable amount of value-added tax relating to the services we provide was the output tax amount in a tax period minus input tax amount in the same period. Pursuant to Notice of the Ministry of Finance and the State Administration of Taxation on Further Clarifying the Policies regarding Reinsurance, Immovable Property Leasing and Non-Academic Education in the Comprehensive Promotion of the Pilot Program of Replacing Business Tax with Value-Added Tax which was promulgated on June 18, 2016, our schools are subject to a simple value-added tax collection method and many of our schools are subject to value-added tax at a rate 3%. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

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

Research and Curriculum Development

See “Item 4. Information of the Company—B. Business Overview—Research and Curriculum Development.”

Intellectual Property

See “Item 4. Information of the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018.

	Payment Due by Period
	Total		Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations(1)	801,275	116,541	186,028	313,884	197,289	104,074

(1)	Represented future minimum lease payments under non-cancelable operating leases in connection with the leases of offices and self-owned learning centers.

The following table sets forth our future minimum capital commitments under non-cancelable contracts as of December 31, 2018.

	As of December 31, 2018
	RMB	US$
	(in thousands)
Construction of leasehold improvements	17,260	2,510
Software development	4,561	663
Total	21,821	3,173

All capital expenditure commitments are expected to be paid within one year.

According to the Shijiazhuang Acquisition agreement, the total amount of consideration is approximately RMB44.3 million (US$6.4 million). As of December 31, 2018, RMB35.5 million (US$5.2 million) of consideration was not paid as the acquisition has not been consummated.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lihong Wang	51	Chairwoman

Zhongjue Chen	40	Director

Yiding Sun	51	Director, Chief Executive Officer

Jiandong Lu	49	Director, Chief Financial Officer (since January 1, 2019), Chief Operating Officer (since September 28, 2018)

Yong Chen	58	Independent Director

Haiping Yan	59	Independent Director

Weili Hong	49	Independent Director

Jun Yan	37	Independent Director

Chelsea Qingyan Wang	45	Chief Financial Officer (until December 31, 2018)

Sally Xue Yuan	42	Senior Vice President of Academics

Lihong Wang has served as our director since September 2013 and was appointed our chairwoman in October 2017. Ms. Wang has 13 years of experience in private equity industry. Ms. Wang joined Bain Capital Asia in 2006 and has served as a managing director since January 2011. Ms. Wang served as an executive director in Morgan Stanly Dean Witter Asia Limited from 2005 to 2006. She served as a vice president in J.P. Morgan Securities (Asia Pacific) Limited from 2001 to 2005. She served as an associate and a manager in Credit Suisse First Boston from 1996 to 2001. Ms. Wang served as a deputy division chief in China Securities Regulatory Commission from 1993 to 1996. She served as a research associate in Stock Exchange Executive Council from 1990 to 1993. Ms. Wang received an MBA degree from Columbia Business School in 1999 and a Bachelor of Science degree from Fudan University in 1990.

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

Jiandong Lu served as our independent director since October 2017. Ms. Lu was appointed as our chief operating officer in September 2018, when she ceased to be our independent director while continued to serve as on our board of directors. In January 2019, Ms. Lu also assumed the role of our chief financial officer. Ms. Lu has served as a managing director in the Global Real Asset Asia Fund of J.P. Morgan Asset Management from 2015 to 2017, and served as a managing director and chief operating officer in J.P. Morgan First Capital Securities Ltd. from 2012 to 2015. Ms. Lu joined J.P. Morgan Securities (Asia Pacific) Ltd. as an associate in 2001 and became a managing director in 2011. Ms. Lu served as a senior representative in John Hancock Mutual Life Insurance Company from 1994 to 1999, and she also served as a public officer and chief translator in The Chinese People’s Friendship Association with Foreign Countries from 1991 to 1994. Ms. Lu received an MBA degree from The Wharton School at the University of Pennsylvania in 2001 and a bachelor’s degree from Beijing International Studies University in 1991.

Yong Chen has served as our independent director since October 2017. Mr. Chen has been a professor at the University of California, Irvine, or UCI, since 1993, where he began as an assistant professor, then as an associate professor in 1999 before attaining full professorship in 2014. He has also served as an associate dean for curricular and student services since 2017. Mr. Chen was a guest professor at Nanchang Hangkong University from 2014 to 2015, a guest professor at Hebei Normal University from 2009 to 2010, and a guest professor at Huazhong University of Science and Technology from 2003 to 2005. Mr. Chen received his PhD degree in history from Cornell University in 1993, a master’s degree in history from Peking University in 1985 and a bachelor’s degree in history from Peking University in 1982.

Haiping Yan has served as our independent director since September 2018. Ms. Yan has been Tsinghua Academy Professor of Cross-cultural Studies, the Chair of the Department of Foreign Languages and Literatures, Director of Tsinghua-Michigan Society of Fellows, and the Dean of the Institute for World Literatures and Cultures (IWLC) at Tsinghua University since 2014. Before she relocated back to China in 2012, she was Full Professor at Cornell University from 2008 to 2012 and Full Professor at UCLA from 2003 to 2008 respectively. She was the 2009-2011 Founding Director of Cornell-ECNU Center for Comparative Humanities and the 2008-2011 Director of Cornell Institute for Chinese Studies. Ms. Yan was the invited Norman Freehling Professor at the Humanities Institute of the University of Michigan at Ann Arbor from 2007 to 2008, an invited seminar leader of Cornell School of Criticism and Theory in 2006. From 1991 to 2003, she was Assistant Professor at Oberlin College and Associate Professor at the University of Colorado at Boulder. Ms. Yan received a PhD degree from Cornell University in 1990 and a bachelor’s degree from Fudan University in 1982.

Weili Hong has served as our independent director since September 2018. Prior to that, Dr. Hong has served as the President and Chief Research Officer of CMC Holdings from 2016 to 2018. Prior to joining CMC, Dr. Hong was a partner of the Gopher Asset Management (China’s No.1 leading FOFs management company) from 2014 to 2016, in charge of PE/VC FOFs and direct investments. He also served as the managing partner of KTB China from 2008 to 2012, and the head of BD in ING China from 2004 to 2007. Dr. Hong was one of the pioneers of China’s capital market since he joined Shanghai Stock Exchange at its forming stage in 1992, where he served in several important positions and developed China’s first financial futures product. From 1997 to 2004, Dr. Hong had served as a managing director of the securities business of China Venture-Tech Investment Group and the head of its Shanghai Branch. Dr. Hong received his bachelor’s degree in 1992 and Doctor’s degrees in Economics in 1999 from Fudan University. Dr. Hong currently serves as a Guest Professor and a supervisor of the Master Degree Program in the School of Economics; and a Guest Professor of the Fanhai International School of Finance, Fudan University. Dr. Hong is also an independent director of Luolai Lifestyle Technology Co., Ltd.

Jun Yan served as our independent director since September 2018. Mr. Yan has been general manager of strategic partnerships at Google China since 2017. From 2016 to 2017, he served as vice president in VIP.com, the third largest eCommerce platform in China, and he also served as a managing director in Fosun Group prior to VIP.com. Mr.Yan served as a director in Alibaba Group from 2013 to 2016, responsible for cross border business, digital marketing and corporate development. Prior to Alibaba, Mr. Yan brought 11 years of experiences in the areas of internet/eCommerce operation, business development, sales and marketing. He served as a general manager role in Amazon China from 2010 to 2013 and he also worked at 3M from 2005 to 2010, served as several roles including sales manager, senior marketing manager, and general manager focusing on growing the company MRO business in China. Mr. Yan graduated from Peking University with a master’s degree in Business Administration in 2013. He also received his bachelor’s degree in Economics from Beijing University of Science and Technology in 2003.

Chelsea Qingyan Wang had served as our chief financial officer since 2016 and resigned from her role in December 2018 due to personal reasons. Ms. Wang has five years of experience in education industry and 15 years of experience in information technology industry. Prior to joining us, Ms. Wang served as the chief financial officer in Global Education & Technology Co. from 2014 to 2016, and the chief financial officer and board director in Wolters Kluwer Great China from 2012 to 2014. She also had worked with IBM Great China Group from 1998 to 2012, serving as chief financial officer in IBM China Research Lab and financial controller in IBM Greater China Group Global Business Service Team from 2007 to 2012. Ms. Wang received a Bachelor of Arts degree from Jiangxi University of Finance and Economics in 1995. She is the certified member of Chartered Global Management Accountant and the fellow member of Chartered Institute of Management Accountant.

Sally Xue Yuan has served as our senior vice president of academics since October 2007. Ms. Yuan has 16 years of experience in education industry. She is also the director of the English Education Research Branch of the Beijing Education Institute and leads several research groups in connection with China’s 12th five-year national subject research. Ms. Yuan currently participates in a project led by China National Institute of Standardization and China Quality Certification Center to establish the industry standard of subject English education. Prior to joining us, Ms. Yuan worked as a student teacher in several public elementary schools in New York from 2004 to 2006. Ms. Yuan served as an English teacher in Qingdao No. 1 Railway Middle School from 1996 to 1999. Ms. Yuan received a master’s degree in Elementary Education from Hofstra University in 2006 and a bachelor’s degree in English from Shandong University in 2000.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2018, we paid an aggregate of approximately RMB11.5 million (US$1.7 million) to our directors and executive officers. Our PRC subsidiary is required by the PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary has contributed retirement and similar benefits to our officers and directors in the year ended December 31, 2018.

Share Incentive Plan

We maintain share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

2016 ESOP Plan

In 2016, our board of directors approved an equity incentive plan, or the 2016 ESOP Plan, to promote the success of our business and the interests of our shareholders by providing additional incentives and awards to attract, retain and motivate eligible senior executives and key employees and to link the interests of the award recipients with our shareholders.

Under the 2016 ESOP Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 ESOP Plan was 7,000,000. Unless otherwise approved by our shareholders, the 2016 ESOP Plan expires ten years after the date of its effectiveness.

As of the date of this annual report, options to purchase 2,363,103 ordinary shares, excluding awards that were forfeited or exercised or cancelled after the relevant grant dates, have been granted and outstanding under the 2016 ESOP Plan. We incurred share-based compensation expenses upon our initial public offering, the exercisability event, upon which the options were accounted for as a cumulative compensation cost since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period. Other than the awards already granted, 60,500 shares are available for grant under the 2016 ESOP Plan as of the date of this annual report.

The following paragraphs summarize the terms of the 2016 ESOP Plan.

Plan administration. Our compensation committee acts as the plan administrator.

Types of awards. The 2016 ESOP Plan permits the award of options.

Award agreements. Each award under the 2016 ESOP Plan will be evidenced by an award agreement between the award recipient and our company.

Eligibility. Only our senior executives and key employees are eligible to receive awards or grants under the 2016 ESOP Plan.

Term of awards. The term of each award is stated in the relevant award agreement.

Vesting schedule and other restrictions. The plan administrator has discretion in determining and making adjustment in the individual vesting schedules and other restrictions applicable to the awards granted under the 2016 ESOP Plan. The vesting schedule is set forth in each award agreement. Each award under the 2016 ESOP Plan will expire, or vest or be repurchased by us not more than ten years after the date of grant. A vested option is only exercisable in the event of change of control or an initial public offering, and if a participant who receives the award terminates service with us for cause or resigns when the cause is present, all vested and unvested options shall be forfeited, shall automatically lapse without any compensation and shall have no further force and effect, unless otherwise determined by the plan administrator or set forth in the award agreement.

Exercise price. The plan administrator has discretion in determining the price of awards, subject to a number of limitations, and has discretion in making adjustments in the exercise price of the options.

Term of 2016 ESOP Plan. The 2016 ESOP Plan will terminate ten years from its effective date.

Amendment. Our board of directors has the authority to amend or terminate the 2016 ESOP Plan.

Transfer restrictions. Except as permitted by the plan administrator, all options are not transferable or assignable, other than by will or by the laws of descent and distribution.

The table below sets forth certain information as of the date of this annual report, concerning the outstanding awards we have granted to our directors and executive officers individually under the 2016 ESOP Plan.

Name	Ordinary Shares(1) Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Yiding Sun	*	1.44	April 1, 2019	December 31, 2026
Chelsea Qingyan Wang(2)	*	1.44	May 20, 2016	May 19, 2020
	*	1.44	November 1, 2017	October 1, 2024
Sally Xue Yuan	*	1.44	April 6, 2016	October 1, 2024
	*	1.44	November 1, 2017	October 1, 2024
	*	1.44	April 1, 2019	December 31, 2026
Jiandong Lu	*	1.44	April 1, 2019	December 31, 2026
All directors and executive officers as a group	339,995	1.44

*	The outstanding options to purchase ordinary shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
(1)	Represents options to purchase ordinary shares.
(2)	Chelsea Qingyan Wang was our former executive officer who served as our chief financial officer until December 31, 2018 and resigned for personal reasons.

2017 ESOP Plan

In 2017, our board of directors approved a new equity incentive plan, or the 2017 ESOP Plan, which became effective upon completion of our initial public offering, to help attract and retain the best available personnel, provide additional incentives to employees, directors and consultants. Per board approval, the awards are for employees, consultants and members of our board of directors for outstanding performance and promote the success of our business.

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 ESOP Plan is 5,000,000. Unless otherwise extended by the plan administrator, the 2017 ESOP Plan will not exceed ten years after the date of its effectiveness. As of the date of this annual report, options to purchase 4,800,000 ordinary shares, excluding awards that were forfeited after the relevant grant dates, have been granted and outstanding under the 2017 ESOP Plan.

The following paragraphs summarize the terms of the 2017 ESOP Plan.

Plan administration. Our compensation committee acts as the plan administrator.

Types of awards. The 2017 ESOP Plan permits the award of options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payment and share appreciation rights.

Award agreements. Each award under the 2017 ESOP Plan is evidenced by an award agreement between the award recipient and our company.

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

Name	Ordinary Shares(1) Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Yiding Sun	*	4.25	April 1, 2019	April 1, 2029
Jiandong Lu	*	4.25	April 1, 2019	April 1, 2029
Sally Xue Yuan	*	4.25	April 1, 2019	April 1, 2029
All directors and executive officers as a group	1,900,000	4.25	April 1, 2019	April 1, 2029

*	The outstanding options to purchase ordinary shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
(1)	Represents options to purchase ordinary shares.

C.	Board Practice

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

Audit Committee. Our audit committee consists of Weili Hong, Jun Yan and Yong Chen, and is chaired by Weili Hong. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Weili Hong qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the NASDAQ Stock Market. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Zhongjue Chen, Jun Yan and Yong Chen, and is chaired by Zhongjue Chen. Jun Yan and Yong Chen satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Lihong Wang, Haiping Yan and Weili Hong, and is chaired by Lihong Wang. Haiping Yan and Weili Hong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had 2,245, 2,754 and 3,512 employees as of December 31, 2016, 2017 and 2018, respectively. The majority of our employees are full-time. We had the following number of employees by function as of the dates indicated below:

	As of December 31,
	2016	2017	2018
Teachers	1,253	1,543	1,911
Sales and marketing	447	565	668
Administration	545	646	933

Total	2,245	2,754	3,512

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

The calculations in the table below are based on 113,548,662 ordinary shares issued and outstanding as of March 31, 2019.

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

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
Directors and Executive Officers:(1)
Yiding Sun	1,320,000	1.2
Chelsea Qingyan Wang(2)	*	*
Sally Xue Yuan	*	*
Jiandong Lu	*	*
All directors and executive officers as a group	1,564,377	1.4
Principal Shareholders:
Bain Capital Rise Education IV Cayman Limited(3)	70,800,808	62.4

*	Less than 1% of our total outstanding shares.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 113,548,662 which is the total number of ordinary shares outstanding as of March 31, 2019, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report.

(1)

The business address of Mr. Zhongjue Chen and Ms. Lihong Wang is 51/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, and the business address of our other directors and executive officers is c/o Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China.

(2)	Chelsea Qingyan Wang was our former executive officer who served as our chief financial officer till December 31, 2018 and resigned for personal reasons.
(3)

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

We are currently controlled by Bain Capital IV Cayman Limited, or Bain Capital. As of December 31, 2018, Bain Capital indirectly beneficially owns approximately 58.6% of the voting power of our outstanding shares.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

In 2013, we entered into a consulting servive agreement with Bain Capital Private Equity Advisors (China) Ltd., or Bain Capital, an affiliate of our principal shareholder, pursuant to which Bain Capital provides us with business consulting services. We paid RMB6.2 million to Bain Capital during each of the years ended December 31, 2015, 2016 and RMB4.7 million during the year of 2017. Pursuant to its terms, the consulting service agreement was terminated upon the completion of our initial public offering, at which time we had paid Bain Capital a lump sum amount of RMB33.9 million (US$5.1 million).

In 2016, 2017 and 2018, we entered into a series of entrustment loan agreements with Lionbridge Limited, an affiliate of our principal shareholder, pursuant to which we granted loans of RMB280.0 million, RMB150.0 million and RMB150.0 million (US$21.8 million) to Lionbridge Limited during the years ended December 31, 2016, 2017 and 2018, respectively. Loans granted during the years ended December 31, 2016, 2017 and 2018 have been fully repaid.

In 2015, we entered into a product development agreement with Beijing Mai Rui Technology Co., Ltd., or Beijing Mai Rui, owned by a former director of us, pursuant to which we paid RMB0.7 million, RMB0.3 million and nil to Beijing Mai Rui during the years ended December 31, 2015, 2016 and 2017, respectively. In September 2017, we entered into an agreement to purchase the business and assets of The Edge Learning Centers Limited, a company in which a managing director of Bain Capital is a director and minority shareholder. The Edge Learning Centers Limited is a leading Hong Kong-based admissions consulting company specializing in overseas boarding school and college placement. Total consideration under the agreement is approximately HK$33 million (US$4.2 million). The acquisition was completed during the fourth quarter of 2017.

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

In September 2017, we paid cash dividends totaling US$87.0 million to our shareholders and we did not make any dividend payment to our shareholders in 2018. Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that a Cayman Islands company may only pay a dividend out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders who will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

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

Our ADSs have been listed on the NASDAQ Global Market since October 20, 2017 and traded under the symbol “REDU.” Each ADS represents two ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NASDAQ Global Market since October 20, 2017 under the symbol “REDU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number: 333-220587) filed with the Securities and Exchange Commission on September 22, 2017. Our board of directors adopted our Amended and Restated Memorandum and Articles of Association by a special resolution on September 22, 2017, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

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

People’s Republic of China Tax Considerations

Under the EIT Law, which was promulgated on March 16, 2007 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

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

If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partner and partnership. If you are a partnership or a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, have been and will be performed in accordance with their terms. No ruling has been sought from the Internal Revenue Service with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the Internal Revenue Service or a court will not take a contrary position. Additionally, this discussion does not address the U.S. federal estate, gift, Medicare and alternative minimum tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares and does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	a dealer in securities or currencies;

•	a bank or other financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person who acquires his ADSs or ordinary shares pursuant to an employee share option or otherwise as compensation;

•	a person who owns or is deemed to own ADSs or shares representing 10% or more of our vote or value;

•	a U.S. expatriate;

•	an S corporation, partnership or other pass-through entity for United States federal income tax purposes;

a person subject to the base erosion and anti-abuse tax;

a person required to accelerate recognition of any item of gross income with respect to our ADSs or shares as a result of such income being recognized on an applicable financial statement; or

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

Passive Foreign Investment Company Rules

Based on the composition of our income and assets, and valuation of our assets, and the market value of our ADSs), we do not believe we were a PFIC for the taxable year ending December 31, 2018, although there can be no assurance in this regard.

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

Although the law in this regard is unclear, we treat our consolidated affiliates as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliates for United States federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the taxable year ending December 31, 2018, the current or any subsequent taxable year.

While we do not believe we were a PFIC for the taxable year ending December 31, 2018, the determination of whether we are a PFIC must be determined on an annual basis. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or in any future taxable years. The determination of whether we are or will become a PFIC will depend on the composition of our income (which may differ from our historical results and current projections) and the assets and value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend on the market value of our ADSs from time-to-time and may be volatile). Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for any prior taxable year, the current taxable year or future taxable years.. The determination of whether we will be or become a PFIC may also depend, in part on how, and how quickly, we use our liquid assets, including cash. Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may also apply to such payments if you fail to provide a taxpayer identification number and make other required certifications, unless you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

You are urged to consult your own tax advisors regarding the application of the information reporting and backup withholding rules.

Information with respect to foreign financial assets

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

We previously filed with the SEC registration statement on Form F-1 (File Number 333-220587), as amended, including prospectus contained therein, to register additional securities that become effective immediately upon filing, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC registration statement on Form F-1 (File Number: 333-225414), as amended, including the prospectus contained therein, to register our ordinary shares in relation to a follow-on public offering. We also filed with the SEC related registration statement on Form F-6 (File Number: 333-220873) to register the ADSs and registration statement on Form S-8 (File Number: 333-222775) to register our securities to be issued under our 2017 Plan.

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

For a list of our subsidiaries, see Exhibit 8.1 filed with this annual report.

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

As of December 31, 2018, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB1,138.7 million (US$165.6 million). A 10% depreciation of the Renminbi against the U.S. Dollar based on the foreign exchange rate on December 31, 2018 would result in a decrease of US$16.6 million in cash, cash equivalents and restricted cash.

Credit Risk

We are exposed to credit risk from our financial assets, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and restricted cash. As of December 31, 2018, substantially all of our cash and cash equivalents and restricted cash were deposited with financial institutions, which we believe are of high credit quality and continually monitoring the credit worthiness of these financial institutions.

Interest Rate Risk

We are exposed to interest rate risk related to our outstanding long-term loan. The interest rate of the long-term loan was mainly based on the three-month London Interbank Offered Rate and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB6.1 million (US$0.9 million) per year based on our debt level as of December 31, 2018.

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

Inflation Risk

Our revenues were generated in China in 2016, 2017 and 2018. Inflation did not have a material impact on our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.1%, 1.6% and 1.9% in 2016, 2017 and 2018, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2018, we used US$30 million received from the initial public offering and the optional offering and US$22 million for repayment of CTBC loan.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2018 based on the COSO Criteria.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Weili Hong, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the NASDAQ Stock Market. Weili Hong meets the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File Number: 333-220587) filed with the SEC on September 22, 2017 and posted a copy of our code of business conduct and ethics on our website at en.risecenter.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	For the Year Ended December 31,
	2016	2017	2018
	(in thousands)
Audit fees(1)	$—	$1,076	$1,270
Audit-related fees(2)	$—	$131	$—
Tax fees(3)	$—	$11	$4
All other fees (4)	$—	$—	$64

(1)

Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax fees means the aggregate fees billed in each of the fiscal periods listed for professional tax services rendered by our principal auditors.
(4)

“All other fees” means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”. In 2018, the professional services were related to permissible advisory services rendered by our principal auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 15, 2018, we announced a share repurchase program (the “Share Repurchase Program”) for a total consideration of up to US$30.0 million of our outstanding ADSs for a period not exceeding one year commencing on November 19, 2018. As of the date of this annual report, 593,878 ADSs, representing 1,187,756 ordinary shares, were purchased back by us for an aggregate of US$5.0 million under our Share Repurchase Program.

The following table provides information about the shares repurchased in each month of the fiscal year of 2018 and up to March 31, 2019.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Appropriate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month #1-10 Jan 1 - Oct 31	0	N/A	N/A	N/A
Month #11 Nov 1 - Nov 30	254,202	4.25	254,202	28,915,805
Month #12 Dec 1 - Dec 31	570,972	4.04	570,972	26,600,542
Month #13 Jan 1 - Jan 31, 2019	240,518	4.06	1,065,692	25,620,060
Month #14 Feb 1 - Feb 28, 2019	0	N/A	1,065,692	25,620,060
Month #15 Mar 1 - Mar 31, 2019	122,064	4.94	1,187,756	25,015,356

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The listing rules of the Nasdaq (the “Nasdaq Listing Rules”) include certain accommodations in the corporate governance requirements that allow foreign private issuers like us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq pursuant to Rule 5615(a)(3) of the Nasdaq Listing Rules. The application of such exceptions requires us to disclose any significant ways that our corporate governance practices differ from the Nasdaq Listing Rules. We are also currently a “controlled company” as defined under Rule 5615(c) of the Nasdaq Listing Rules, which allows us to follow exemptions from compliance with the Nasdaq Listing Rules. Upon ceasing to be a “controlled company”, as a foreign private issuer, we intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq as permitted.

We currently follow exemptions afforded to controlled companies and in compliance with home country rules with respect to the following:

•

the requirement under Rule 5605(b) of the Nasdaq Listing Rules that the majority of the board of directors must be comprised of Independent Directors as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules;

•	the requirement under Rule 5605(d) of the Nasdaq Listing Rules that each compensation committee member must be an Independent Director as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules; and

•	the requirement under Rule 5605(e) of the Nasdaq Listing Rules that each nomination committee member must be an Independent Director as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.

We currently follow exemptions and in compliance with home country rules with respect to the following:

•	the requirement under Rule 5620(a) of the Nasdaq Listing Rules for holding an annual meeting of shareholders within one year of the end of each fiscal year.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of RISE Education Cayman Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)

2.3	Form of Deposit Agreement among the registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)

4.1	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.2	2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.4	Form of Employment Agreement with each executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.5	Amended and Restated License Agreement between Daplon Limited and Rise Education Hong Kong Limited, dated September 28, 2013 and Letter Agreement between Houghton Mifflin Harcourt Publishing Company and Rise IP (Cayman) Limited, dated October 11, 2013 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.6	English translation of Loan Agreement between Rise Tianjin Education Information Consulting Co., Ltd. and Peng Zhang, dated November 11, 2016 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.7	English translation of Loan Agreement between Rise Tianjin Education Information Consulting Co., Ltd. and Yiding Sun, dated June 8, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

Exhibit Number	Description of Document

4.8	English translation of Call Option Agreement among Rise Tianjin Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.9	English translation of Proxy Agreement among Rise Tianjin Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.10	English translation of Equity Pledge Agreement among Rise Tianjin Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.11	English translation of Business Cooperation Agreement among Rise Tianjin Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.12	Consulting Service Agreement between Bain Capital Rise Education (HK) Limited and Rise Tianjin Education Information Consulting Co., Ltd., dated January 12, 2014 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.13	Consulting Service Agreement between Bain Capital Rise Education (HK) Limited and Beijing Step Ahead Education Technology Development Co., Ltd., dated January 12, 2014 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.14	English translation of Service Agreement between Rise Tianjin Education Information Consulting Co., Ltd. and Beijing Step Ahead Education Technology Development Co., Ltd., dated December 1, 2014 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.15	English translation of form of Comprehensive Service Agreement between Rise Tianjin Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.16	Form of License Agreement between Rise Tianjin Education Information Consulting Co., Ltd. and each of the Beijing Step Ahead Education Technology Development Co., Ltd.’s schools (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.17	Deed of Amendment Agreement between RISE Education Cayman I Ltd, RISE Education Cayman III Ltd, Rise IP, Bain Capital Rise Education (HK) Limited, Rise Tianjin Education Information Consulting Co., Ltd., Beijing Step Ahead Education Technology Development Co, Ltd., Bain Capital Rise Education IV Cayman Limited, RISE Education Cayman Ltd., CTBC Bank Co., Ltd. and others, dated September 19, 2017 (incorporated by reference to Exhibit 10.17 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 6, 2017)

8.1*	Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

12.1*	Certification by the Group Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Group Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Group Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Fangda Partners

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RISE Education Cayman Ltd

By:	/s/ Yiding Sun
Name:	Yiding Sun
Title:	Director and Chief Executive Officer

Date: April 19, 2019

[Signature Page to 20-F]

RISE EDUCATION CAYMAN LTD

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of RISE Education Cayman Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RISE Education Cayman Ltd (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income/(loss), comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach during the year ended December 31, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2017.

Beijing, the People’s Republic of China

April 19, 2019

RISE EDUCATION CAYMAN LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As at December 31,
	Notes	2017	2018	2018
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,055,982	1,288,080	187,343
Restricted cash		28,913	28,705	4,175
Accounts receivable, net		2,470	2,438	355
Amounts due from a related party	12	6,604	190	28
Inventories		7,905	11,320	1,646
Prepayments and other current assets	5	40,571	71,537	10,405

Total current assets		1,142,445	1,402,270	203,952

Non-current assets:
Property and equipment, net	6	100,177	128,412	18,677
Intangible assets, net	7	200,615	198,057	28,806
Goodwill	8	475,732	491,969	71,554
Deferred tax assets	11	2,404	6,713	976
Other non-current assets		34,965	53,353	7,760

Total non-current assets		813,893	878,504	127,773

Total assets		1,956,338	2,280,774	331,725

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the variable interest entities (“VIEs”) without recourse to the Company amounting to RMB897,630 and RMB1,124,250 (US$163,515) as of December 31, 2017 and 2018, respectively):

Current portion of long-term loan	10	—	82,506	12,000
Accounts payable		6,041	8,426	1,225
Accrued expenses and other current liabilities	9	171,099	159,882	23,254
Deferred revenue and customer advances	4	812,821	1,002,796	145,851
Due to a related party	12	20,000	—	—
Income taxes payable	11	20,739	25,262	3,674

Total current liabilities		1,030,700	1,278,872	186,004

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As at December 31,
	Notes	2017	2018	2018
		RMB	RMB	US$
Non-current liabilities (including non-current liabilities of the VIEs without recourse to the Company amounting to RMB2,682 and RMB39,275 (US$5,712) as of December 31, 2017 and 2018, respectively)
Long-term loan	10	623,439	502,356	73,065
Non-current deferred revenue and customer advances	4	—	36,037	5,241
Deferred tax liabilities	11	3,785	14,541	2,115
Other non-current liabilities	11	2,682	8,134	1,183

Total non-current liabilities		629,906	561,068	81,604

Total liabilities		1,660,606	1,839,940	267,608

Commitments and contingencies	16
Shareholders’ equity:
Ordinary shares (US$0.01 par value; 200,000,000 and 200,000,000 shares authorized, 110,000,00 and 113,779,244 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		6,782	7,074	1,029
Additional paid-in capital		532,474	600,011	87,268
Treasury shares, at cost		—	(23,460)	(3,412)
Statutory reserves	13	46,366	78,345	11,395
Accumulated deficit		(315,531)	(248,674)	(36,168)
Accumulated other comprehensive income	17	40,040	42,459	6,175

Total RISE Education Cayman Ltd shareholders’ equity		310,131	455,755	66,287

Non-controlling interests		(14,399)	(14,921)	(2,170)

Total equity		295,732	440,834	64,117

Total liabilities, non-controlling interests and shareholders’ equity		1,956,338	2,280,774	331,725

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the years ended December 31,
	Notes	2016	2017	2018	2018
		RMB	RMB	RMB	US$
Revenues	4	710,993	969,275	1,271,888	184,989
Cost of revenues		(363,579)	(452,220)	(576,530)	(83,853)

Gross profit		347,414	517,055	695,358	101,136
Operating expenses:
Selling and marketing		(128,475)	(177,993)	(245,662)	(35,730)
General and administrative		(148,093)	(339,690)	(242,084)	(35,210)

Total operating expenses		(276,568)	(517,683)	(487,746)	(70,940)

Operating income/(loss)		70,846	(628)	207,612	30,196
Interest income		16,622	19,559	26,376	3,836
Interest expense		(6,073)	(26,589)	(33,803)	(4,916)
Foreign currency exchange (loss)/gain		(2,741)	388	(1,383)	(201)
Other income, net		4,391	6,594	15,397	2,239

Income/(loss) before income tax expense		83,045	(676)	214,199	31,154
Income tax expense	11	(32,202)	(52,924)	(71,763)	(10,438)

Net income/(loss)		50,843	(53,600)	142,436	20,716

Add: Net loss attributable to non-controlling interests		3,080	5,626	522	76

Net income/(loss) attributable to RISE Education Cayman Ltd		53,923	(47,974)	142,958	20,792

Net income/(loss) per share:
Basic	14	0.54	(0.47)	1.26	0.18
Diluted	14	0.54	(0.47)	1.23	0.18
Net income/(loss) per ADS (1 ADS equals 2 ordinary shares):
Basic	14	1.08	(0.94)	2.51	0.37
Diluted	14	1.08	(0.94)	2.47	0.36
Shares used in net income/(loss) per share computation
Basic	14	100,000,000	101,890,411	113,812,182	113,812,182
Diluted	14	100,000,000	101,890,411	115,881,867	115,881,867

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net income/(loss)	50,843	(53,600)	142,436	20,716
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	22,275	(10,424)	2,419	352

Other comprehensive income/(loss)	22,275	(10,424)	2,419	352
Comprehensive income/(loss)	73,118	(64,024)	144,855	21,068

Add: comprehensive loss attributable to non-controlling interests	3,080	5,626	522	76

Comprehensive income/(loss) attributable to RISE Education Cayman Ltd	76,198	(58,398)	145,377	21,144

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Ordinary shares (Number)	Ordinary shares (Amount)	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulative other comprehensive income/(loss)	Total RISE Education Cayman Ltd shareholder’s equity	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2016	100,000,000	6,120	878,385	25,870	(181,546)	28,189	757,018	(5,693)	751,325
Appropriation of statutory reserves	—	—	—	6,641	(6,641)	—	—	—	—
Distribution to shareholders*	—	—	(426,016)	—	—	—	(426,016)		(426,016)
Net income	—	—	—	—	53,923	—	53,923	(3,080)	50,843
Other comprehensive income	—	—	—	—	—	22,275	22,275	—	22,275

Balance at December 31, 2016	100,000,000	6,120	452,369	32,511	(134,264)	50,464	407,200	(8,773)	398,427

*	On April 21, 2016 and September 12, 2016, the Board of Directors approved cash distributions that was paid by the Company to the shareholders amounting to US$10,996 and US$53,000, respectively.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Ordinary shares (Number)	Ordinary shares (Amount)	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulative other comprehensive income/(loss)	Total RISE Education Cayman Ltd shareholder’s equity	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2017	100,000,000	6,120	452,369	32,511	(134,264)	50,464	407,200	(8,773)	398,427
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering costs	10,000,000	662	437,167	—	—	—	437,829	—	437,829
Share-based compensation (Note 15)	—	—	95,307	—	—	—	95,307	—	95,307
Appropriation of statutory reserves	—	—	—	13,855	(13,855)	—	—	—	—
Distribution to a shareholder*	—	—	(452,369)	—	(119,438)	—	(571,807)	—	(571,807)
Net loss	—	—	—	—	(47,974)	—	(47,974)	(5,626)	(53,600)
Other comprehensive loss	—	—	—	—	—	(10,424)	(10,424)	—	(10,424)

Balance at December 31, 2017	110,000,000	6,782	532,474	46,366	(315,531)	40,040	310,131	(14,399)	295,732

*	On September 18, 2017, the Board of Directors approved cash distributions that was paid by the Company to the sole shareholder amounting to US$87,000.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Ordinary shares (Number)	Ordinary Shares (Amount)	Additional paid-in capital	Treasury Shares, at cost	Statutory reserves	Accumulated deficit	Accumulative other comprehensive income/(loss)	Total RISE Education Cayman Ltd shareholder’s equity	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2018	110,000,000	6,782	532,474	—	46,366	(315,531)	40,040	310,131	(14,399)	295,732
Issuance of ordinary shares for business acquisition *	216,021	14	9,198	—	—	—	—	9,212	—	9,212
Issuances in relation to share option exercise	4,388,397	278	39,708	—	—	—	—	39,986	—	39,986
Cash-settled share-based compensation (Note 15)		—	(1,721)	—	—	—	—	(1,721)	—	(1,721)
Share-based compensation (Note 15)	—	—	20,352	—	—	—	—	20,352	—	20,352
Appropriation of statutory reserves	—	—	—	—	31,979	(31,979)	—	—	—	—
Repurchase of ordinary shares**	(825,174)	—	—	(23,460)	—	—	—	(23,460)	—	(23,460)
Net income	—	—	—	—	—	142,958	—	142,958	(522)	142,436
Effect of adoption of ASU 2014-09 (Note 4)	—	—	—	—	—	(44,122)	—	(44,122)	—	(44,122)
Other comprehensive income	—	—	—	—	—	—	2,419	2,419	—	2,419

Balance at December 31, 2018	113,779,244	7,074	600,011	(23,460)	78,345	(248,674)	42,459	455,755	(14,921)	440,834

Balance at December 31, 2018 (US$)	113,779,244	1,029	87,268	(3,412)	11,395	(36,168)	6,175	66,287	(2,170)	64,117

*

On November 1, 2017, the Group acquired 100% equity interest of Edge Franchising, a leading Hong Kong-based admissions consulting company specializing in overseas boarding school and college placement, and certain fixed assets, intellectual properties, material contracts and key employees of the educational consulting business (“Edge Business”) from a seller in which a managing director of Bain Capital Education IV Cayman Limited (“Bain Capital Education IV”) is a director and minority shareholder (Note 12). In accordance with the sale and purchase agreement, the Company shall issue to the selling shareholder 216,021 ordinary shares, which was issued on January 2, 2018.

**

In November 2018, the Board of Directors approved share repurchase program to purchase up to US$30,000 of the Company’s ordinary shares. As of December 31, 2018, pursuant to the share repurchase program, the Company repurchased 412,587 outstanding ADS representing 825,174 outstanding ordinary shares for an aggregated purchase price of RMB23,460, of which RMB2,093 was not settled. (Note 2)

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	50,843	(53,600)	142,436	20,716
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation and amortization expenses	69,822	49,711	58,225	8,469
Share-based compensation	—	95,307	18,631	2,710
Loss/(gain) on disposal of equipment	16	33	(94)	(13)
Amortization of debt issuance cost	—	5,129	8,225	1,196
Deferred income tax (benefit)/expense	(4,763)	1,151	6,740	980
Changes in operating assets and liabilities:
Prepayments and other current assets	(16,756)	2,617	(29,839)	(4,340)
Accounts receivable, net	—	(1,695)	112	16
Amounts due from a related party	—	(6,733)	6,277	913
Inventories	430	(2,372)	(3,415)	(497)
Accounts payable	1,130	1,973	2,385	347
Accrued expenses and other current liabilities	20,520	47,427	8,308	1,208
Income taxes payable	17,959	(2,543)	4,242	617
Deferred revenue and customer advances	111,406	201,004	181,828	26,446
Due to a related party	—	20,000	(20,000)	(2,909)
Other non-current assets	(3,093)	(7,659)	(9,479)	(1,378)
Other non-current liabilities	(6,534)	350	5,452	793

Net cash generated from operating activities	240,980	350,100	380,034	55,274

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of equipment	190	12	100	14
Purchase of property and equipment	(35,450)	(50,336)	(65,210)	(9,484)
Purchase of intangible assets	(8,317)	(2,743)	(8,780)	(1,277)
Purchase of short-term investments	(615,100)	(390,000)	(405,000)	(58,905)
Proceeds from maturity of short-term investments	616,133	390,000	405,000	58,905
Acquisition of subsidiaries, net of cash acquired	—	—	(18,076)	(2,629)
Business acquisition advance payment	—	—	(8,909)	(1,296)
Loans to a related party	(280,000)	(150,000)	(150,000)	(21,817)
Repayment of loans to a related party	280,000	150,000	150,000	21,817

Net cash used in investing activities	(42,544)	(53,067)	(100,875)	(14,672)

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans, net of issuance costs	356,887	573,019	—	—
Principal repayments on loans	—	(301,639)	(75,924)	(11,043)
Repurchase of ordinary shares	—	—	(21,367)	(3,108)
Proceeds from IPO, net of capitalized expenses	—	437,829	—	—
Proceeds from exercise of share options	—	—	39,985	5,816
Distribution to a shareholder	(426,016)	(571,807)	—	—

Net cash (used in)/generated from financing activities	(69,129)	137,402	(57,306)	(8,335)
Effects of exchange rate changes	5,234	(6,228)	10,037	1,460
Net increase in cash, cash equivalents and restricted cash	134,541	428,207	231,890	33,727
Cash, cash equivalents and restricted cash at beginning of year	522,147	656,688	1,084,895	157,791

Cash, cash equivalents and restricted cash at end of year	656,688	1,084,895	1,316,785	191,518

Supplemental disclosures of cash flow information:
Cash and cash equivalent	639,999	1,055,982	1,288,080	187,343
Restricted cash	16,689	28,913	28,705	4,175
Income taxes paid	(25,845)	(53,418)	(55,326)	(8,047)
Interest expense paid	(4,170)	(20,472)	(26,707)	(3,884)
Non-cash investing activities:
Purchase of property and equipment included in accrued expenses and other current liabilities	(7,292)	(9,241)	(8,298)	(1,207)
Consideration for business acquisitions included in accrued expenses and other current liabilities	—	25,980	2,000	291

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

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its wholly-owned subsidiaries, the variable interest entity (the “VIE”), and the VIE’s subsidiaries and schools, which are located in the People’s Republic of China (the “PRC”) and Hong Kong Special Administration Region (“Hong Kong”). The VIE, the VIE’s subsidiaries and schools, hereinafter are collectively referred to as the “VIEs”. The accompanying consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and the VIEs (hereinafter collectively referred to as the “Group”).

The Group is principally engaged in the business of providing junior ELT services in China primarily under the “RISE” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of educational courses, sale of course materials, franchise services, and study tours.

As of December 31, 2018, details of the Company’s subsidiaries, the VIE and the VIE’s subsidiaries and schools are as follows:

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activity
Subsidiaries of the Company:
RISE Education Cayman III Ltd (“Cayman III”)	July 29, 2013	Cayman Islands	100%	Investment holding
RISE Education Cayman I Ltd (“Cayman”)	June 19, 2013	Cayman Islands	100%	Investment holding
Rise IP (Cayman) Limited (“Rise IP”)	July 24, 2013	Cayman Islands	100%	Educational consulting
Edge Franchising Co., Limited (“Edge Franchising”)	March 16, 2016	Hong Kong	100%	Educational consulting
Bain Capital Rise Education (HK) Limited (“Rise HK”)	June 24, 2013	Hong Kong	100%	Educational consulting
Edge Online Co. Limited	April 1, 2018	Hong Kong	100%	Educational consulting
Rise (Tianjin) Education Information Consulting Co., Ltd. (“Rise Tianjin” or “WFOE”)	August 12, 2013	PRC	100%	Educational consulting, Sale of course materials, study tour service
VIE:
Beijing Step Ahead Education Technology Development Co., Ltd.	January 2, 2008	PRC	—	Educational consulting
VIE’s subsidiaries and school:
Beijing Haidian District Step Ahead Training School	September 18, 2008	PRC	—	Language education

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activity
Beijing Shijingshan District Step Ahead Training School	July 14, 2009	PRC	—	Language education
Beijing Changping District Step Ahead Training School	July 3, 2009	PRC	—	Language education
Beijing Chaoyang District Step Ahead Training School	July 20, 2009	PRC	—	Language education
Beijing Xicheng District RISE Immersion Subject English Training School	February 5, 2010	PRC	—	Language education
Beijing Dongcheng District RISE Immersion Subject English Training School	July 30, 2010	PRC	—	Language education
Beijing Tongzhou District RISE Immersion Subject English Training School	April 19, 2011	PRC	—	Language education
Beijing Daxing District RISE Immersion Subject English Training School	March 31, 2013	PRC	—	Language education
Beijing Fengtai District Step Ahead Training School	February 28, 2012	PRC	—	Language education
Beijing RISE Immersion Subject English Training School Co., Ltd.	October 26, 2018	PRC	—	Language education
Shanghai Boyu Investment Management Co., Ltd.	January 29, 2012	PRC	—	Language education
Shanghai Riverdeep Education Information Consulting Co., Ltd.	March 8, 2010	PRC	—	Educational consulting services
Shanghai Huangpu District RISE Immersion Subject English Training School	June 17, 2011	PRC	—	Language education
Guangzhou Ruisi Education Technology Development Co., Ltd.	August 17, 2012	PRC	—	Training services
Guangzhou Yuexiu District RISE Immersion Subject English Training School	April 29, 2014	PRC	—	Language education
Guangzhou Haizhu District RISE Immersion Subject English Training School-Chigang	December 8, 2014	PRC	—	Language education
Guangzhou Tianhe District RISE Immersion Subject English Training School	July 11, 2017	PRC	—	Language education
Hebei Camphor Tree Information Technology Co., Ltd.	November 5, 2015	PRC	—	Investment holding
Shijiazhuang Forest Rock Education Technology Co., Ltd.	August 28, 2018	PRC	—	Investment holding

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activity
Shenzhen Mei Ruisi Education Management Co., Ltd.	February 28, 2014	PRC	—	Training services
Shenzhen Futian District Rise Training Center	January 8, 2015	PRC	—	Language education
Shenzhen Nanshan District Rise Training Center	May 26, 2015	PRC	—	Language education
Shenzhen Luohu District Rise Training Center	August 3, 2017	PRC	—	Language education
Wuxi Rise Foreign Language Training Co., Ltd.	June 5, 2013	PRC	—	Training services
Ruisixing (Tianjin) Travel Services Co., Ltd	July 3, 2018	PRC	—	Traveling services

The VIE arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. The Group’s offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, the Group’s offshore holding companies are not allowed to directly engage in the education business in China. To comply with PRC laws and regulations, the Group conducts all of its junior ELT business in China through the VIEs. The VIEs hold the requisite licenses and permits necessary to conduct the Group’s junior ELT business. In addition, the VIEs hold leases and other assets necessary to operate the Group’s schools, employ teachers and generate substantially all of the Group’s revenues. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the nominee shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10, Consolidation: Overall.

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

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Cash and cash equivalents	654,777	947,626	137,826
Restricted cash	10,441	13,442	1,955
Accounts receivable, net	1,364	38	6
Inventories	1,952	1,978	288
Prepayments and other current assets	32,621	59,141	8,602
Amounts due from the Group’s subsidiaries	106,748	18,422	2,679

Total current assets	807,903	1,040,647	151,356

Property and equipment, net	92,803	118,482	17,232
Intangible assets, net	1,060	2,579	375
Goodwill	145,781	146,666	21,332
Deferred tax assets	2,404	6,157	895
Other non-current assets	31,681	51,660	7,514

Total non-current assets	273,729	325,544	47,348

Total assets	1,081,632	1,366,191	198,704

Accounts payable	3,168	7,558	1,099
Accrued expenses and other liabilities	100,156	126,455	18,392
Deferred revenue and customer advances	776,052	970,022	141,084
Income taxes payable	18,254	20,215	2,940
Amounts due to the Group’s subsidiaries	67,990	44,208	6,430

Total current liabilities	965,620	1,168,458	169,945

Non-current deferred revenue and customer advances	—	36,037	5,241
Other non-current liabilities	2,682	3,238	471

Total non-current liabilities	2,682	39,275	5,712

Total liabilities	968,302	1,207,733	175,657

	For the Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenues	673,264	912,166	1,175,618	170,987
Net (loss)/income	(24,532)	24,771	85,753	12,472
Net cash provided by operating activities	49,586	263,813	368,546	53,603
Net cash used in investing activities	(26,792)	(46,630)	(72,695)	(10,573)

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

The revenue-producing assets that are held by the VIEs comprise of property and equipment, student base and franchise agreements. The VIEs contributed an aggregate of 95%, 94% and 92% of the consolidated revenues for the years ended December 31, 2016, 2017 and 2018, respectively, after elimination of inter-company transactions.

As of December 31, 2018, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company. The Company did not provide nor intend to provide financial or other support not previously contractually required to the VIEs during the years presented.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its paid-in capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 13 for disclosure of restricted net assets.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation allowance for deferred tax assets, uncertain tax positions, the initial valuation of the assets acquired and liabilities assumed in a business combination, economic lives and impairment of long-lived assets, impairment of goodwill, standalone selling prices of performance obligations of revenue contracts, accounts receivable and contract assets allowances, and share-based compensation. Actual results could differ from those estimates.

Convenience translation

Amounts in the United States Dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8755 per US$1.00 on December 31, 2018 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency

The functional currency of the Company, its Cayman subsidiaries and Rise HK are the US$, the functional currency of Edge franchising and Edge Online Co. Limited are the Hong Kong Dollars (“HK$”). The Company’s PRC subsidiaries and the VIEs determined their functional currency to be Renminbi (the “RMB”). The Group uses the RMB as its reporting currency.

Each entity in the Group maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of income/(loss).

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

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method. All restricted cash was presented on the face of the consolidated balance sheet as “Restricted cash.”

Short-term investments

The Group’s short-term investments comprise primarily of cash deposits at floating rates based on daily bank deposit rates with original maturities ranging from over three months to six months.

Inventories

Inventories are finished goods and mainly comprised of textbooks and other educational study tools (“course materials”). Course materials are stated at the lower of cost or market. Cost is determined using the weighted average cost method. As of December 31, 2017 and 2018, the Group did not have any provision for inventories.

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

Property and equipment (Continued)

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of income/(loss).

Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the Board of Directors, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports. Substantially all of the Group’s revenues for the years ended December 31, 2016, 2017 and 2018 were generated from the PRC. As of December 31, 2017 and 2018, a majority of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

Non-controlling interests

For certain subsidiaries of the VIE, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income/(loss) on the consolidated statements of income/(loss) includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group’s consolidated balance sheets.

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

Goodwill (Continued)

There was only one reporting unit (that also represented the operating segment) as of December 31, 2017 and 2018, respectively. Goodwill was allocated to the one reporting unit as of December 31, 2017 and 2018, respectively (Note 9). The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Group’s long-lived assets.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Combination

We account for business combinations using the purchase method of accounting in accordance with ASC topic 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, we re-measured our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

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

Adoption of New Revenue Recognition Accounting Standard

In August 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers, (“ASU 2014-09”), issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers—Principal versus Agent Considerations (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarify guidance related to identifying performance obligations and licensing implementation guidance contained in ASU No. 2014-09. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers— Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which addresses narrow-scope improvements to the guidance on collectability, non-cash consideration, and completed contracts at transition and provides practical expedients for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. The effective date for the amendment in ASU 2016-08, ASU 2016-10 and ASU 2016-12 are the same as the effective date of ASU No. 2014-09. All guidance is collectively referred to as “ASC 606”. Entities may adopt ASC 606 either retrospectively to all periods presented in the financial statements (the full retrospective method) or as a cumulative-effect adjustment as of the date of adoption (modified retrospective method) in the year of adoption without applying to comparative periods financial statements.

ASC 606 replaced most current U.S. GAAP guidance on this topic and eliminated most industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services.

The new standard superseded substantially all existing revenue recognition guidance. It impacts the revenue recognition for certain of our contracts, in addition to our business processes and our information technology systems. We performed cross-functional coordination to implement the new revenue recognition standard. We are in process of implementing changes to our systems, processes and internal controls to meet the standard’s reporting and disclosure requirements.

On January 1, 2018, the Group adopted the new revenue standard utilizing the modified retrospective method. As a result, the Group changed its accounting policy for revenue recognition as detailed below. The Group recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. Using the modified retrospective approach, the Group applied the standard only to contracts that are not completed at the date of initial application. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods as the Group believes it is still comparable.

Based on the contracts outstanding as of January 1, 2018, adoption of ASC 606 did not have a significant impact except for recognition of initial franchise fees. The Group’s accounting policy before January 1, 2018 was to recognize initial franchise fees when franchisees commence operations under the RISE brand or upon the renewal of the franchise agreements. In accordance with ASC 606, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement, and will therefore, be treated as a single performance obligation. Therefore, initial franchise fees should be recognized over the franchise term, which is generally five years under ASC 606.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Revenue Recognition Accounting Standard (Continued)

The cumulative effect of the changes made to the Group’s consolidated balance sheets at January 1, 2018 were as follows:

	December 31, 2017	Adjustment due to Adoption	January 1, 2018	January 1, 2018
	RMB	RMB	RMB	US$
Liabilities
Deferred revenue and customer advances (current and non-current)	812,821	44,122	856,943	124,637
Shareholders’ equity - Accumulated deficit	315,531	44,122	359,653	52,309

Revenue recognition

The Group’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Group expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Group determines are within the scope of the new revenue recognition accounting standard, the Group performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the Group will collect the consideration it is entitled to in exchange for the goods or services transferred to the customer. At contract inception, the Group assesses the goods or services promised within each contract to determine those that represent performance obligations, and assess whether each promised good or service is distinct. The Group then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Revenue is recognized net of business tax, value added taxes and tax surcharges.

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer and are presented in “deferred revenue and customer advances” in the consolidated balance sheets.

Contract assets include costs to obtain contracts with customers. Costs to obtain contracts with customers are incremental costs to obtain franchise contracts, which are recorded as prepayment and other current assets, and other non-current assets depending on the estimated life of the underlying franchise contacts.

The primary sources of the Group’s revenues are as follows:

(a)	Educational programs

Educational programs’ contracts generally consist of two performance obligations, English courses and course materials, which are both capable of being distinct and distinct in the context of the contract. The transaction price is stated in the contract and known at the time of contract inception, therefore no variable consideration exists. The Group may issue promotional coupons to attract enrollment for its courses. The promotional coupons are not issued in conjunction with a concurrent revenue transaction and are for a fixed RMB amount that can only be redeemed to reduce the amount of the tuition fees for future courses. The promotional coupons are accounted for as a reduction of the transaction price and are allocated across all performance obligations unless observable evidence exists that the discount relates to a specific performance obligation or obligations in the contract. Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on the prices charged to students. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Course fees are collected in full in advance of the commencement of each course and each course comprises of a fixed amount of classes. The Group uses the student’s daily attendance records, an output measure, to recognize revenue over time as it best depicts the simultaneous consumption and delivery of educational program services. Students are allowed to return course materials if they are unused. However, once the student attends the first class of the respective course, course materials cannot be returned. Therefore, revenue associated with distinct course materials is recognized at the point in time when control transfers to the student, generally when the student attends the first class of the respective course.

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

(b)	Franchise revenues

Franchise revenues includes non-refundable initial franchise fees and the recurring franchise fees from its franchisees. The initial franchise services to be performed under the franchise agreements to earn the initial franchise fees comprise of (i) authorizing franchisees to use the RISE brand and the Group’s courseware, and (ii) initial setup services, including assisting with site selection and marketing strategy, training of franchisee management and teachers. The Group’s franchise agreements do not include guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises from franchisees. In accordance with the new revenue recognition standard, the initial franchise services are not distinct from the continuing rights offered during the term of the franchise agreement, and will therefore be treated as a single performance obligation. As such, beginning in January 2018, initial franchise fees are deferred and recorded as “deferred revenue and customer advances”, and are recognized over the franchise term as the performance obligation is satisfied, which is generally five years. The Group also receives recurring franchise fees from its franchisees, which include a fixed percentage of the franchisees’ course fees and proceeds from the sale of related course materials. The recurring franchise fees are recognized when the underlying performance obligation is fulfilled.

(c)	Other revenues

Other revenues comprise mainly of the provision of overseas and domestic study tour services and the admission consulting, academic tutoring and test preparation business of the Edge. The Group determined the overseas study tours contract contains a single performance obligation and the Group is the principal in providing overseas study tours services as it controls such services before the services are transferred to the customer. Therefore, the Group recognizes study tours revenue on a gross basis. The Group recognize revenue over the service period of the study tour, which is, generally around two to three weeks, as it best depicts the simultaneous consumption and delivery of overseas study tours services.

Edge offers admission consulting, academic tutoring and test preparation services for students who intend to study abroad and each service represents an individual performance obligation. For admission consulting services, the Group uses the input method by reference to the consulting hours incurred up to the end of reporting period as a percentage of total estimated hours to recognize revenue over the contract period which best depict the Group’s efforts toward satisfying the performance obligation relative to the total expected efforts. For academic tutoring and test preparation services, the Group use students’ attendance records, an output measure, to recognize revenue over time as it best depicts the simultaneous consumption and delivery of such services.

Advertising expenditures

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of income/(loss). For the years ended December 31, 2016, 2017 and 2018, advertising expenses were approximately RMB63,734, RMB80,475 and RMB136,323 (US$19,827), respectively.

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

Income/(loss) per share

In accordance with ASC 260, Earnings Per Share, basic income/(loss) per share is computed by dividing net income/(loss) attributable to the Company by the weighted average number of ordinary shares outstanding during the period. Diluted income/(loss) per share is calculated by dividing net income/(loss) attributable to the Company as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Share options with market conditions, performance conditions, or any combination thereof, are considered contingently issuable shares and are included in the computation of diluted income/(loss) per share to the extent that market and performance conditions are met such that the share options are exercisable at the end of the reporting period, assuming it was the end of the contingency period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary equivalent shares are excluded from the computation of diluted per share if their effects would be anti-dilutive.

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

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, the Group first determines on the modification date whether the original vesting conditions were expected to be satisfied, regardless of the entity’s policy election for accounting for forfeitures. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original equity awards are ignored and the fair value of the equity award measured at the modification date is recognized if the modified award ultimately vests. When a vesting condition that is probable of achievement is modified and the new vesting condition also is probable of achievement, the compensation cost to be recognized if either the original vesting condition or the new vesting condition is achieved cannot be less than the grant-date fair value of the original award. That compensation cost is recognized if either the original or modified vesting condition is achieved. Cancellation of the awards accompanied by the concurrent grant of a replacement award is also accounted for as a modification of the terms of the cancelled awards. Therefore, incremental compensation cost shall be measured as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date.

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

The Group uses the accelerated method for all awards granted with graded vesting service conditions, and the straight-line method for awards granted with non-graded vesting service conditions. The Group accounts for forfeitures as they occur. The Group, with the assistance of an independent third party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model and Monte Carlo simulation model were applied in determining the estimated fair value of the options granted to employees.

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

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of income/(loss) as income tax expense.

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

Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government subsidies of non-operating nature and with no further conditions to be met are recorded as non-operating income in “Other income, net” of the consolidated statements of income/(loss) when received.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other income, net

The Group’s depositary bank of its American depositary receipt (“ADR”) program may make contributions to the Group provided certain conditions are met. For the years ended December 31, 2016, 2017 and 2018, the Group received nil, nil and RMB10,960(US$1,594) from the depository bank, and recognized as nil, nil and RMB10,960(US$1,594) as other income, net of the consolidated statements of income/(loss).

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income/(loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income/(loss) includes net income/(loss) and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive income/(loss).

Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB52,734, RMB62,934 and RMB87,544 (US$12,733) for the years ended December 31, 2016, 2017 and 2018, respectively.

Treasury shares, at cost

In November 2018, the Board of Directors approved a share repurchase plan (“2018 repurchase plan”). The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is initially recorded in the Treasury Shares line item in the consolidated balance sheets. Upon retirement, the ordinary shares account will be debited only for the aggregate par value of the retired shares, and the excess of the acquisition cost of treasury shares over the aggregate par value is allocated to the additional paid-in capital. As of December 31, 2018, the treasury shares account includes 412,587 outstanding ADS representing 825,174 outstanding ordinary shares repurchased by the Company but not yet retired, which were fully retired in January 2019.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) and issued subsequent amendments to the initial guidance within ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01, collectively referred to as “ASC 842”. ASC842 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASC842, lessor accounting is largely unchanged. ASC842 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted.

The Group will adopt ASU 2016-02 on January 1, 2019 using modified retrospective method and will not restate comparable periods. The Group will elect the package of practical expedients permitted under the transition guidance, which allow the Group to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. Operating leases related to offices and classroom facilities will be subject to ASU 2016-02 and right-of-use assets and operating lease liabilities will be recognized on the Group’s consolidated balance sheet. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for certain in-scope operating leases. The Group does not expect any material impact on net assets and the consolidated statement of comprehensive income/(loss) as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements (Continued)

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group believes there is no impact on the consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows for the elimination of the stranded income tax effects resulting from the enactment of the Tax Cuts and Jobs Act through a reclassification from accumulated other comprehensive income to retained earnings. The standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Group’s financial statements.

In August 2018, FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement”. ASU 2018-13 revises fair value disclosures, including requiring additional information on changes in unrealized gains and losses and significant unobservable inputs as it relates to Level 3 fair value measurements. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this update. The Group is evaluating the revised guidance to determine the impact it will have on the consolidated financial statements and related disclosures.

3.	CONCENTRATION OF RISKS

Business, customer, political, social and economic risks

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC. No single customer or supplier accounted for more than 10% of revenue or costs of revenues for the each of three years in the period ended December 31, 2018.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, and restricted cash. As of December 31, 2018, substantially all of the Group’s cash and cash equivalents, and restricted cash were deposited with financial institutions with high-credit ratings and quality.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable international financial institutions with high rating rates to place its foreign currencies. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

Interest rate risk

The Group is exposed to interest rate risk related to its outstanding long-term loan (Note 10). The interest rate of the long-term loan was mainly based on the three month London Interbank Offered Rate and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB6,050 (US$880) per year based on the Group’s debt level at December 31, 2018.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (Continued)

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was depreciation of approximately 6.4%, 6.7% and appreciation of 5.7% during the years ended December 31, 2016, 2017 and 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

To the extent that the Company needs to convert US$ into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against US$ would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into US$ for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of US$ against RMB would have a negative effect on the US$ amount available to the Company. In addition, a significant depreciation of the RMB against the US$ may significantly reduce the US$ equivalent of the Company’s earnings or losses.

Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Group’s cash and cash equivalents, and restricted cash denominated in RMB amounted to RMB1,138,651 (US$165,610) as of December 31, 2018.

4.	REVENUES

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Educational programs	618,326	831,106	1,071,605	155,859
Franchise revenues(a)	63,532	100,013	125,214	18,212
Others	29,135	38,156	75,069	10,918

	710,993	969,275	1,271,888	184,989

(a)

Initial franchise fees amounted to RMB15,566, RMB23,302 and RMB19,904 (US$2,895), and recurring franchise fees amounted to RMB47,966, RMB76,711 and RMB105,310 (US$15,317) for the years ended December 31, 2016, 2017 and 2018, respectively.

The following table provides information about contract assets and liabilities from contracts with customers:

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Cost to obtain contract with customers-current	—	551	80
Cost to obtain contract with customers-non current	—	1,274	185
Contract liabilities-current	812,821	959,363	139,534
Contract liabilities-non current	—	36,037	5,241

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.	REVENUES (Continued)

During the year of 2018, the contract liabilities balance included decreases for revenues recognized during the period and increases related to new enrollments. For the year ended December 31, 2018, revenue recognized from amounts included in contract liabilities at the beginning of the period was RMB808,554(US$117,599). As of December 31, 2018, the remaining performance obligations related to educational program services that are partially or wholly unsatisfied are expected to be satisfied within one year, and other remaining performance obligations related to franchise services that are partially or wholly unsatisfied which will be satisfied from one to five years.

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Prepayments to suppliers	12,820	27,786	4,041
Prepaid rental expense	11,924	14,701	2,138
Staff advances	1,762	2,306	335
Deposits	10,411	12,679	1,844
Prepaid taxes and surcharges	1,528	3,930	572
Current portion of costs to obtain contracts with customers	—	551	80
Other receivables	2,126	9,584	1,395

	40,571	71,537	10,405

6.	PROPERTY AND EQUIPMENT, NET

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Electronic equipment	40,740	50,278	7,313
Furniture	8,643	10,649	1,549
Vehicles	1,168	1,168	170
Leasehold improvements	185,922	237,256	34,507

	236,473	299,351	43,539
Less: accumulated depreciation	136,296	170,939	24,862

Property and equipment, net	100,177	128,412	18,677

Depreciation expense for the years ended December 31, 2016, 2017 and 2018 was RMB29,634, RMB29,246 and RMB36,026 (US$5,240), respectively.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7.	INTANGIBLE ASSETS, NET

The Group’s intangible assets were all acquired and consisted of the following:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Costs:
Courseware license	200,079	211,433	30,752
Franchise agreements	61,133	61,151	8,894
Student base	94,875	97,239	14,143
Trademarks	47,040	49,705	7,229
Purchased software	16,783	21,309	3,455
Teaching course materials	10,747	14,022	1,709

	430,657	454,859	66,182

Accumulated amortization:
Courseware license	(56,862)	(74,002)	(10,763)
Franchise agreements	(60,818)	(60,937)	(8,863)
Student base	(91,875)	(94,480)	(13,751)
Trademarks	(12,893)	(16,984)	(2,472)
Purchased software	(4,420)	(6,008)	(894)
Teaching course materials	(3,174)	(4,391)	(633)

	(230,042)	(256,802)	(37,376)

Net carrying amount	200,615	198,057	28,806

The Group recorded amortization expense of RMB40,188, RMB20,465 and RMB22,199(US$3,229) for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, estimated amortization expense of the existing intangible assets for each of the next five years is RMB21,791, RMB21,331, RMB20,713, RMB20,284, and RMB20,181, respectively.

8.	GOODWILL

Balance as of January 1, 2017	461,686
Goodwill acquired in business combination	30,751
Impairment losses	—
Foreign exchange effect	(16,705)

Balance as of December 31, 2017	475,732
Goodwill acquired in business combination	884
Impairment losses	—
Foreign exchange effect	15,353

Balance as of December 31, 2018	491,969

Balance as of December 31, 2018 (US$)	71,554

The Group’s goodwill is mainly attributable to the Acquisition in 2013 and 2017. Goodwill is not tax deductible.

For the years ended December 31, 2017 and 2018, respectively, the Group performed a qualitative assessment based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its respective carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2017 and 2018, respectively.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Payroll and welfare payable	78,263	80,490	11,707
Taxes payable	8,995	6,778	986
Interest payable	1,608	1,605	233
Accrued other operating expenses	41,553	54,223	7,886
Accrual for purchase of property and equipment	9,241	8,298	1,207
Payable for acquisition consideration	25,626	—	—
Others	5,813	8,488	1,235

	171,099	159,882	23,254

10.	LONG-TERM LOAN

In July 2016, the Company entered into a loan facility agreement (“Original Facility Agreement”), pursuant to which the Company is entitled to draw down up to US$55,000. The maturity date of the loan facility is five years from the drawdown date. In September 2017, an amendment facility agreement (“Amendment Facility Agreement”) was entered, pursuant to which the maturity date was revised to five years from the amendment date and the aggregate of the facility commitments was amended to US$110,000. No other terms or conditions were changed. According to ASC 470-50, the Group concluded that the change resulted in debt modification rather than an extinguishment of debt. As of December 31, 2017, the Group has drawn down the facility in full and US$10,000 principal was repaid.

As of December 31, 2018, the Group has repaid principal of US$22,000. The amount repayable within twelve months was reclassified to current liabilities. The interest rate of the facility is a flexible interest rate from 2.00% to 3.50% per annum, depending on the leverage ratio of Cayman, plus London Interbank Offered Rate. The interest rate for the outstanding loan as of December 31, 2018, was approximately 4.78%.

Arrangement fee of US$4,708 was incurred to establish the loan facility, and has been capitalized on the consolidated balance sheet to offset against loan liability and accounted for under the effective interest rate method.

Management assessed no breach of its loan covenants for the year ended December 31, 2018. The loan facility is guaranteed by Rise IP, Rise HK, the WFOE and VIE. Further, the ordinary shares of certain subsidiaries of the Group were pledged as collateral for the loan facility. In addition, the Group maintained deposits held in a designated bank account as security for interest payments amounting to US$2,220 (equivalent to RMB15,262) as of December 31, 2018.

As of December 31, 2018, the loan principal will be due according to the following schedule:

US$
September 12, 2019	12,000
September 12, 2020	19,250
September 12, 2021	24,750
September 12, 2022	32,000

88,000

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

Hong Kong

Rise HK and Edge Franchising are incorporated in Hong Kong and are subject to Hong Kong Profits Tax, which is currently imposed at the rate of 16.5%, with half-rate of 8.25% may apply for the first HK$2,000 of assessable profits for years of assessment beginning on or after April 1, 2018.

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

Income/(loss) before income taxes consists of:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
PRC	43,995	14,121	189,760	27,600
Non-PRC	39,050	(14,797)	24,439	3,554

	83,045	(676)	214,199	31,154

The current and deferred portions of income tax benefit/(expense) included in the consolidated statements of income/(loss) are as follows:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Current income tax expense	(36,965)	(51,773)	(65,023)	(9,458)
Deferred income tax benefit/(expense)	4,763	(1,151)	(6,740)	(980)

Income tax expense	(32,202)	(52,924)	(71,763)	(10,438)

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11.	INCOME TAXES (Continued)

The reconciliation of the income tax expense for the years ended December 31, 2016, 2017 and 2018 is as follows:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Income/(loss) before income tax	83,045	(676)	214,199	31,154
Income tax (expense)/benefit computed at the PRC statutory tax rate of 25%	(20,761)	169	(53,550)	(7,788)
Effect of different tax rates in different jurisdictions	5,688	(8,175)	2,291	333
Non-deductible expenses and others	(9,051)	(26,482)	(15,069)	(2,193)
Outside basis difference on investment in WFOE	(3,174)	(4,446)	(6,233)	(907)
PRC royalty withholding tax	(4,607)	(6,950)	(6,080)	(883)
Changes in valuation allowance	(297)	(7,040)	6,878	1,000

Income tax expense	(32,202)	(52,924)	(71,763)	(10,438)

The significant components of the Group’s deferred tax assets and liabilities as of December 31, 2017 and 2018 are as follows:

	For the year ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Deferred tax assets:
Tax loss carry forward	34,111	24,214	3,522
Accrued expenses	6,638	6,680	972
Revenue recognition	—	12,749	1,854
Others	1,971	992	144
Less: Valuation allowance	(32,002)	(37,311)	(5,427)

	10,718	7,324	1,065

Deferred tax liabilities:
Long-lived assets arising from acquisitions	1,094	844	123
Outside basis difference on investment in WFOE	7,620	13,853	2,015
Others	3,385	455	66

	12,099	15,152	2,204

Presentation in the consolidated balance sheets:
Deferred tax assets	2,404	6,713	976
Deferred tax liabilities	(3,785)	(14,541)	(2,115)

Net deferred tax liabilities	(1,381)	(7,828)	(1,139)

The Group operates through several subsidiaries and the VIEs and valuation allowances are considered for each of the subsidiaries and the VIEs on an individual basis. The Group recorded a valuation allowance against deferred tax assets of those subsidiaries and the VIEs that are individually in a cumulative loss as of December 31, 2017 and 2018. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2018, the aggregate undistributed earnings from the Company’s WFOE and VIEs that are available for distribution are RMB309,910 (US$45,075). The Company has considered its operational funding needs, future development initiatives and its dividend distribution plan, and is permanently reinvesting all but RMB138,531 (US$20,148). Determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical because of the various associated income taxes including withholding income tax that would be payable upon the distribution of those amounts.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11.	INCOME TAXES (Continued)

As of December 31, 2017 and 2018, the Group had taxable losses of RMB136,445 and RMB97,192 (US$14,136), respectively, derived from entities in the PRC and Hong Kong, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable losses as of December 31, 2018 will expire from 2019 to 2023 if not utilized. The Hong Kong taxable losses as of December 31, 2018 can be utilized indefinitely.

As of December 31, 2017 and 2018, the Group had unrecognized tax benefits of RMB8,799 and RMB7,613 (US$1,105), respectively, of which RMB1,389 and RMB1,389 (US$202), respectively were offset against the deferred tax assets on tax losses carry forward, and the remaining amount of RMB7,410 and RMB6,224 (US$905), respectively which if ultimately recognized, would impact the effective tax rate. The Group planned to settle unrecognized tax benefits of RMB670 (US$97) in cash in the next 12 months, and such amount was classified as income taxes payable. It is possible that the amount of unrecognized benefits will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2017	2018	2018
	RMB	RMB	US$
Balance at January 1,	9,124	8,799	1,279
Additions based on tax positions related to current year	738	2,636	382
Reversal based on tax positions related to prior years	—	(171)	(25)
Settlement	(1,063)	(3,463)	(504)
Foreign currency translation adjustments	—	(188)	(27)

Balance at December 31,	8,799	7,613	1,105

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2016, 2017 and 2018, the Group recognized approximately RMB573, RMB734 and RMB259 (US$38) in interest, respectively, and RMB nil, nil, and RMB1,161 (US$169) in penalties, respectively. The Group had approximately RMB1,160 and RMB2,580 (US$375) in accrued interest and penalties recorded in other non-current liabilities as of December 31, 2017 and 2018, respectively.

As of December 31, 2018, tax years ended December 31, 2013 through 2018 for the WFOE and the VIEs remain open to examination by the PRC tax authorities.

12.	RELATED PARTY TRANSACTIONS

a) Related parties

The direct controlling shareholder

Bain Capital Education IV

Entities controlled by the ultimate holding company

Lionbridge Limited (“Lionbridge”)

Bain Capital Advisors (China) Ltd. (“Bain Advisors”)

An Entity controlled by a shareholder

Beijing Mai Rui Technology Co., Ltd. (“Mai Rui”)

b) During the years ended December 31, 2016, 2017 and 2018, the Group had the following related party transactions:

			For the year ended December 31,
	Notes		2016	2017	2018	2018
			RMB	RMB	RMB	US$
Loan to a related party:
Lionbridge	(i	)	280,000	150,000	150,000	21,817
Services received from related parties:
Mai Rui	(ii	)	278	—	—	—
Bain Advisors	(iii	)	6,200	38,537	—	—

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12.	RELATED PARTY TRANSACTIONS (Continued)

(i)

The Group entered into certain entrustment loan agreements with Lionbridge, pursuant to which the Group granted total loans of RMB280,000, RMB150,000 and RMB150,000 (US$21,817) to Lionbridge during the years ended December 31, 2016, 2017 and 2018, respectively, with details set forth below:

Year ended December 31, 2016
Loan granted	Principal	Interest Rate	Period
Loan 1	200,000	9%	March 30, 2016 to November 30, 2016
Loan 2	30,000	5%	July 8, 2016 to December 8, 2016
Loan 3	50,000	6%	July 8, 2016 to December 8, 2016

Year ended December 31, 2017
Loan granted	Principal	Interest Rate	Period
Loan 1	100,000	7%	February 24, 2017 to November 30, 2017
Loan 2	50,000	7%	March 20, 2017 to November 30, 2017

Year ended December 31, 2018
Loan granted	Principal	Interest Rate	Period
Loan 1	150,000	7%	March 1, 2018 to November 30, 2018

As of December 31, 2017 and 2018, respectively, the above loans were fully repaid. Interest income of RMB12,712, RMB7,457 and RMB7,539 (US$1,097) from the above loans were recorded as interest income during the years ended December 31, 2016, 2017 and 2018, respectively.

(ii)	During the years ended December 31, 2016, 2017 and 2018, the Group paid course development fees of RMB278, RMB nil and RMB nil, respectively, to Mai Rui.

(iii)

During the years ended December 31, 2016, 2017 and 2018, the Group accrued consulting fees of RMB6,200, RMB38,537 and nil, respectively, to Bain Advisors, an affiliate of the Group’s majority shareholder, which included a lump sum consulting termination fee of RMB33,887 to Bain Advisors as a result of the IPO for the year ended December 31, 2017. (note 12 c) (2).

(iv)	On November 1, 2017, the Group acquired Edge Business from a seller in which a managing director of Bain Capital is a director and minority shareholder.

c) The balances between the Group and its related parties as of December 31, 2017 and 2018 are listed below:

(1) Amounts due from a related party

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Bain Capital Education IV	6,604	190	28

The balance consists of amount due from the Company’s direct controlling shareholder in the ordinary course of business.

(2) Amounts due to a related party

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
Bain Advisors	20,000	—	—

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

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax income as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2017 and 2018, the Group’s appropriations to the general reserve amounted to RMB nil and RMB5,665 (US$824), respectively.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of no less than 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended December 31, 2017 and 2018, the Group’s appropriations to the development fund amounted to RMB13,855 and RMB26,314 (US$3,827), respectively.

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

Relevant PRC laws and regulations restrict the WFOE and the VIEs from transferring certain of their net assets to the Company in the form of loans, advances or cash dividends. Amounts restricted include the paid in capital and statutory reserves of the WFOE and the VIEs, totaling approximately RMB213,913(US$31,112) as of December 31, 2018.

14.	INCOME/(LOSS) PER SHARE

Basic and diluted income/(loss) per share and per ADS for each of the years presented are calculated as follows:

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Numerator:
Net income/(loss) attributable to RISE Education Cayman Ltd—basic and diluted	53,923	(47,974)	142,958	20,792

Denominator:
Weighted average number of ordinary shares outstanding-basic	100,000,000	101,890,411	113,812,182	113,812,182
Weighted average number of ordinary shares outstanding- diluted	100,000,000	101,890,411	115,881,867	115,881,867

Basic income/(loss) per share	0.54	(0.47)	1.26	0.18
Diluted income/(loss) per share	0.54	(0.47)	1.23	0.18
Basic income/(loss) per ADS	1.08	(0.94)	2.51	0.37
Diluted income/(loss) per ADS	1.08	(0.94)	2.47	0.36

As at December 31, 2016, the outstanding share options are considered contingently issuable shares. As the exercisability event has not occurred (Note 2, Note 15) at December 31, 2016, the contingently issuable shares, were excluded from the computation of diluted income per share for the year ended December 31, 2016.

No adjustment has been made to the basic loss per share amount presented for the year ended December 31, 2017 as the impact of the outstanding share options were anti-dilutive.

Nil share options were excluded from the computation of diluted income per share for the year ended December 31, 2018 because their effect would be anti-dilutive.

15.	SHARE-BASED PAYMENTS

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

15.	SHARE-BASED PAYMENTS (Continued)

In April 2016, the Board of Directors approved option grants to employees for the purchase of 5,985,000 of the Company’s ordinary shares. 50% of the options granted will generally vest in four or five equal installments over a service period (the “2016 Service Options”) while the remaining 50% of the options will vest in two equal installments of 25% each if a fixed targeted return on the Company’s ordinary shares is achieved (the “2016 Market Options”). Both the Service Options and Market Options (collectively, the “2016 Options”) are exercisable only upon the occurrence of an IPO or change of control (each or collectively, the “exercisability event”). The exercisability event constitutes a performance condition that is not considered probable until the completion of the IPO or change of control. The Company will not recognize any compensation expense until the exercisability event occurs. Upon the occurrence of the exercisability event, the effect of the change in this estimate will be accounted for in the period of change by cumulative compensation cost recognition as if the new estimate had been applied since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period. Upon the occurrence of the exercisability event (the IPO completion date), the Company immediately recognized expenses associated with options that were vested as of the IPO completion date amounting to RMB90,335. In addition, the Company also will recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

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

In 2018, the vesting of 432,500 options granted to seven employees was accelerated, and 50,000 options of one employee was cancelled and replaced with cash rewards (which was an isolated non-recurring event).

As of the respective modification dates in December 2018, the original performance condition of the 2016 Options was not expected to be satisfied, therefore, the modification-date fair value of the grantees’ respective 2016 Options instead of the original grant-date fair value was used to measure the modified 2016 Options.

A summary of the equity award activity under 2016 Equity Incentive Plan is stated below:

	Number of options	Weighted - average exercise price	Weighted - Average grant date fair value	Weighted - average remaining contractual term	Aggregate intrinsic Value
		US$		Years	US$
Outstanding, December 31, 2017	6,885,000	1.44	N/A	6.84	41,035
Granted	—	N/A	N/A
Exercised	(4,388,397)	1.44	N/A
Forfeited/Cancelled	(197,500)	1.44	1.96

Outstanding, December 31, 2018	2,299,103	1.44	N/A	6.13	5,840

Vested and expected to vest at December 31, 2018	2,299,103	1.44	N/A	6.13	5,840

Exercisable at December 31, 2018	2,066,103	1.44	N/A	5.99	5,248

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2018 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2017 and 2018 was nil and RMB168,917.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (Continued)

Modification of options (Continued)

2,227,500 awards were vested and share-based compensation expense of RMB20,352 (US$2,960) was recorded for the year ended December 31, 2018, and the weighted-average grant-date fair value for vested options is US$2.21. As of December 31, 2018, there was US$704 of total unrecognized share-based compensation expenses. Total unrecognized compensation cost may be adjusted for actual forfeitures and modifications occurring in the future.

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

The assumptions used to estimate the fair value of 2016 Equity Incentive Plan granted or modified are as follows:

	For the years ended December 31,
	2016		2017	2018
Risk-free interest rate		1.92%-2.23%	2.39%-2.93%		3.51%-3.82%
Expected volatility range		48.1%-50.7%	47.5%-49.3%		49.9%-53.6%
Suboptimal exercise factor		2.8	2.8		2.8
Fair value per ordinary share as at valuation date	US$	3.10-$3.26	US$ 7.07	US$	5.28-$7.06

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

As at December 31, 2018, no options were granted under 2017 Share Incentive Plan.

Total cost of share-based payments are summarized as follows:

	For the year ended December 31,
	2018
	RMB	US$
Cost of revenues	1,315	191
Selling and marketing expenses	4,229	615
General and administrative expenses	14,808	2,154

Total	20,352	2,960

On April 1, 2019 the Company’s Board of Directors approved the grant of 308,000 shares and 4,800,000 shares of stock awards to management and employees, pursuant to the 2016 Equity Incentive Plan and the 2017 Share Incentive Plan, respectively.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

16.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases offices and classroom facilities under operating leases. Future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2018:

	RMB	US$
2019	186,028	27,057
2020	172,712	25,120
2021	141,172	20,533
2022	121,860	17,724
2023 and thereafter	179,503	26,108

	801,275	116,542

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. For the years ended December 31, 2016, 2017 and 2018, total rental expenses for all operating leases amounted to approximately RMB121,530, RMB136,662 and RMB192,296 (US$27,968), respectively.

Capital expenditure commitments

As of December 31, 2018, future minimum capital commitments under non-cancelable contracts were as follows:

	RMB	US$
Construction of leasehold improvements	17,260	2,510
Software development	4,561	663

	21,821	3,173

All capital expenditure commitments are expected to be paid within one year.

Other commitments

On November 11, 2018, the Group entered into an agreement with a third party seller (the “Seller”) in Shijiazhuang, China to purchase 51% equity interests of the seven learning centers operated by the Seller for a consideration of approximately RMB44,319 (US$6,446). As of December 31, 2018, RMB35,455 (US$5,157) of consideration was not paid as the acquisition was not consummated.

Contingencies

As of December 31, 2018, the Group is in the process of applying for private school operating permits or private non-enterprise entity registration certificates for several schools. In addition, some of the schools have not obtained fire safety approvals. An estimate for the reasonably possible loss or a range of reasonably possible losses associated with these contingencies cannot be made at this time.

From time to time, the Group is also subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Foreign currency translation adjustments
RMB
Balance as of January 1, 2016	28,189
Foreign currency translation adjustments, net of tax of nil	22,275

Balance as of December 31, 2016	50,464
Foreign currency translation adjustments, net of tax of nil	(10,424)

Balance as of December 31, 2017	40,040
Foreign currency translation adjustments, net of tax of nil	2,419

Balance as of December 31, 2018	42,459

US$
Balance as of December 31, 2018	6,175

There have been no reclassifications out of accumulated other comprehensive income to net income for the periods presented.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	BUSINESS COMBINATION

On November 1, 2017, the Group acquired 100% equity interest of Edge Franchising, a leading Hong Kong-based admissions consulting company specializing in overseas boarding school and college placement, and certain fixed assets, intellectual properties, material contracts and key employees of the educational consulting business (collectively referred to as “Acquiree”, or “Edge Business”) from a seller in which a managing director of Bain Capital Education IV Cayman Limited (“Bain Capital Education IV”) is a director and minority shareholder. The acquisition is expected to complement the Group’s existing business and achieve significant synergies.

Details of the purchase consideration are as follows:

(i)	Cash consideration of RMB16,769 (“Cash Consideration”)

(ii)

In accordance with the sale and purchase agreement, the Company shall issue to the selling shareholder 216,021 ordinary shares. As of the acquisition date, the Group recorded RMB9,211 (“Share Consideration”) in the “Accrued expenses and other current liabilities”

The Cash Consideration and Share Consideration were settled on January 2, 2018

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

RMB
Purchase consideration	25,980
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	2,133
Intangible assets	4,994
Trademark	1,693
Student base	2,962
Franchise agreements	339
Deferred tax liabilities	(1,235)
Deferred revenue and customer advances	(10,663)
Goodwill	30,751

Included in the goodwill of RMB30,261 recognized on the acquisition date is the expected synergies from combining operations of the Acquiree and the Group which does not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for income tax purposes.

The Company recognized RMB889 of acquisition related costs which were included in general and administrative expenses in the year ended December 31, 2017.

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

19.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Condensed Balance Sheets

	As at December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	—	13,774	2,003
Due from subsidiaries of the Group	145,416	47,096	6,850
Prepayments and other current assets	143	8,682	1,263

Total current assets	145,559	69,552	10,116

Non-current assets:
Investment in subsidiaries	184,707	436,925	63,549

Total non-current assets	184,707	436,925	63,549

Total assets	330,266	506,477	73,665

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other liabilities	5,329	3,367	490
Amount due to a subsidiary of the Group	14,806	47,355	6,888

Total current liabilities	20,135	50,722	7,378

Total liabilities	20,135	50,722	7,378

Shareholders’ equity:
Ordinary shares (US$0.01 par value; 200,000,000 and 200,000,000 shares authorized, 110,000,000 and 113,779,244 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	6,782	7,074	1,029
Additional paid-in capital	532,474	600,011	87,268
Treasury shares, at cost	—	(23,460)	(3,412)
Accumulated deficit	(269,165)	(170,329)	(24,773)
Accumulated other comprehensive income	40,040	42,459	6,175

Total shareholders’ equity	310,131	455,755	66,287

Total liabilities and shareholders’ equity	330,266	506,477	73,665

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (Continued)

Condensed Statements of Comprehensive Income/(Loss)

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
General and administrative expenses	—	—	(8,400)	(1,222)
Operating loss	—	—	(8,400)	(1,222)
Equity in profit/(loss) of subsidiaries and the VIEs	35,409	(54,676)	138,698	20,173
Interest income	18,514	6,702	22	3
Others, net	—	—	12,638	1,838

Income/(loss) before income tax expense	53,923	(47,974)	142,958	20,792
Income tax expense	—	—	—	—

Net income/(loss)	53,923	(47,974)	142,958	20,792

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	22,275	(10,424)	2,419	352

Other comprehensive income/(loss)	22,275	(10,424)	2,419	352
Comprehensive income/(loss)	76,198	(58,398)	145,377	21,144

Statements of Cash Flows

	For the year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash generated from investing activities	426,016	571,808	13,774	2,003
Net cash used in financing activities	(426,016)	(571,808)	—	—

Net increase in cash, cash equivalents and restricted cash	—	—	—	—

Cash and cash equivalents and restricted cash at beginning of year	—	—	—	—

Cash and cash equivalents and restricted cash at end of year	—	—	13,774	2,003

(a)	Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income/(loss) as “Equity in profit/(loss)of subsidiaries and the VIEs” on the condensed statements of comprehensive income/(loss). The subsidiaries and VIEs did not pay any dividends to the Company for the periods presented.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

The Company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.