Form 20-F
period 2019-12-31
RISE Education Cayman Ltd
filed 2020-04-17
CIK 1712178

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

Ms. Lihong Wang, Chief Executive Officer

Room 101, Jia He Guo Xin Mansion

No.15 Baiqiao Street, Guangqumennei, Dongcheng District

Beijing 100062

People’s Republic of China

Tel: +86 10-8559-9000

E-mail: lwang@rdchina.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares, par value US$0.01 per share	REDU	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

112,755,320 ordinary shares, par value US$0.01 per share, as of December 31, 2019

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

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

•	“greater China” refers to, for the purpose of this annual report only, the People’s Republic of China and the Hong Kong Special Administrative Region;

•	“new students enrolled” refers to the newly acquired students who enrolled in our courses during a given period of time;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“regular courses” refers to our Rise Start and Rise On programs;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.01 per share;

•	“students in class” refers to the students who were taking our courses as of a given date;

•	“students” or “teachers” refers to students or teachers, respectively, at self-owned learning centers unless otherwise specified;

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

•

“we,” “us,” “our company,” “our,” the “Company” or “RISE Education” refers to RISE Education Cayman Ltd, a Cayman Islands company, and, where appropriate in the context, its subsidiaries and its consolidated affiliates, including our viable interest entity, or VIE, its subsidiaries and schools.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2018 and 2019 and our audited consolidated statements of income/(loss), statements of comprehensive income/(loss), statements of changes in shareholders’ equity and statements of cash flows for each of the three years ended December 31, 2019.

Our reporting currency is the Renminbi. The functional currency of the Company, its Cayman subsidiaries and Rise HK are the US$, and the functional currency of Edge Franchising Co. Limited and Edge Online Co., Ltd are the Hong Kong Dollars (“HK$”). The Company’s PRC subsidiaries, VIE and its subsidiaries and schools determined their functional currency to be Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.9618 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been, or could be, converted into U.S. Dollars, Renminbi, as the case may be, at any particular rate or at all.

We listed our ADSs on the NASDAQ Global Market under the symbol “REDU” on October 20, 2017. On October 24, 2017, we completed the initial public offering of 11,000,000 ADSs and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 1,650,000 ADSs. On June 11, 2018, we completed the follow-on public offering of 7,000,000 ADSs by the selling shareholders of our company. On July 11, 2018, the sole underwriter exercised its over-allotment option to purchase an additional 585,000 ADSs from the selling shareholders. In November 2018, our board of directors approved a share repurchase program for a period not exceeding one year commencing on November 19, 2018. This share repurchase program was completed during the third quarter of 2019. We repurchased a total of 1,158,741 ADSs on the open market, representing 2,317,482 ordinary shares, at an average price of US$8.66 per ADS and for an aggregate consideration of US$10.0 million.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	our ability to retain our students in class and increase the number of our new students enrolled;

•	our ability to offer new courses and develop supplementary course materials;

•	our ability to engage, train and retain new teachers;

•	our future business development, financial condition and results of operations;

•	the expected growth in, market size of and trends in the markets for our course offerings in China;

•	expected changes in our revenues, costs or expenditures;

•	our expectations for demand for and market acceptance of our brand;

•	growth of and trends of competition in the junior English language teaching, or ELT, market in China;

•	government policies and regulations relating to our corporate structure, business and industry; and

•	general economic and business conditions in China.

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

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected data from the consolidated income statements for the years ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and the “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(thousands, except for EBITDA margin)
Selected Consolidated Statements of Operations Data:
Revenues:
Educational programs(1)	451,411	618,326	835,065	1,097,619	1,324,654	190,274
Franchise revenues(1)	60,793	63,532	100,013	125,341	156,509	22,481
Other revenues(1)	17,265	29,135	34,197	48,928	48,284	6,936

Total	529,469	710,993	969,275	1,271,888	1,529,447	219,691
Cost of revenues	(346,671)	(363,579)	(452,220)	(576,530)	(694,693)	(99,786)

Gross profit	182,798	347,414	517,055	695,358	834,754	119,905
Operating expenses:
Selling and marketing	(96,688)	(128,475)	(177,993)	(245,662)	(307,339)	(44,146)
General and administrative	(135,603)	(148,093	(339,690)	(242,084)	(304,626)	(43,757)

Total operating expenses	(232,291)	(276,568)	(517,683)	(487,746)	(611,965)	(87,903)
Operating (loss)/income	(49,493)	70,846	(628)	207,612	222,789	32,002

Interest income	17,853	16,622	19,559	26,376	17,952	2,579
Interest expense	—	(6,073)	(26,589)	(33,803)	(34,093)	(4,897)
Foreign currency exchange (loss)/gain	(1,473)	(2,741)	388	(1,383)	(1,506)	(216)
Other income, net	253	4,391	6,594	15,397	10,115	1,452

(Loss)/income before income tax expense	(32,860)	83,045	(676)	214,199	215,257	30,920

Income tax benefit/(expense)	1,119	(32,202)	(52,924)	(71,763)	(70,697)	(10,155)

Net (loss)/income	(31,741)	50,843	(53,600)	142,436	144,560	20,765
Net loss attributable to non-controlling interests	5,456	3,080	5,626	522	3,540	508

Net (loss)/income attributable to RISE Education Cayman Ltd	(26,285)	53,923	(47,974)	142,958	148,100	21,273

Non-GAAP Financial Measures:
EBITDA(2)	40,794	142,318	56,064	279,852	301,419	43,296
EBITDA margin(3)	7.7%	20.0%	5.8%	22.0%	19.7%
Adjusted EBITDA(2)	—	—	242,510	300,204	349,308	50,175
Adjusted EBITDA margin(4)	—	—	25.0%	23.6%	22.8%
Non-GAAP net income attributable to RISE Education Cayman Ltd(2)	24,595	86,042	144,954	179,932	213,363	30,647

(1)

To be consistent with our management reporting framework, revenues from educational programs include revenues generated by The Edge starting from the first quarter of 2019. Revenues from educational programs in previous years have been adjusted to conform to the presentation in 2019.

(2)

To see how we define and calculate EBITDA, adjusted EBITDA, Non-GAAP net (loss)/income, a reconciliation between EBITDA and net (loss)/income and a discussion about the limitations of non-GAAP financial measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”

(3)	EBITDA margin is calculated by dividing EBITDA by revenues.
(4)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenues.

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(thousands)
Selected Consolidated Balance Sheet Data:
Total current assets	707,738	1,142,445	1,402,270	1,084,866	155,832
Cash and cash equivalents	639,999	1,055,982	1,288,080	999,012	143,499
Prepayments and other current assets	45,517	40,571	71,537	51,420	7,386
Total non-current assets	792,560	813,893	878,504	1,717,089	246,644
Property and equipment, net	75,673	100,177	128,412	137,340	19,728
Intangible assets, net	225,951	200,615	198,057	210,346	30,214
Goodwill	461,686	475,732	491,969	665,416	95,581
Total assets	1,500,298	1,956,338	2,280,774	2,801,955	402,476
Total current liabilities	763,366	1,030,700	1,278,872	1,233,518	177,184
Current portion of long-term loan	38,186	—	82,506	134,015	19,250
Accrued expenses and other current liabilities	96,158	171,099	159,882	202,808	29,133
Deferred revenue and customer advances	601,324	812,821	1,002,796	716,637	102,938
Total non-current liabilities	338,505	629,906	561,068	944,136	135,616
Long-term loan	333,102	623,439	502,356	370,163	53,171
Total liabilities	1,101,871	1,660,606	1,839,940	2,177,654	312,800
Total RISE Education Cayman Ltd shareholders’ equity	407,200	310,131	455,755	608,896	87,462
Non-controlling interests	(8,773)	(14,399)	(14,921)	15,405	2,214
Total equity	398,427	295,732	440,834	624,301	89,676
Total liabilities, non-controlling interests and shareholders’ equity	1,500,298	1,956,338	2,280,774	2,801,955	402,476

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be able to attract new students or retain our existing students.

The success of our business depends largely on the number of students. Therefore, our ability to continue to attract new students and retain existing students is critical to our continued success and growth. Being able to do so is dependent on a variety of factors, including our ability to maintain and enhance product and service quality, refine our teaching methodologies and innovate and develop new products to respond to our customers’ demands and changing market trends and our ability to connect with existing and potentially new students through various marketing channels. If we are unable to continue to attract new students or retain existing students, our revenues may decline, or we may not be able to maintain profitability, either of which could have a material adverse effect on our business, financial condition and results of operations.

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

We currently offer three flagship courses Rise Start, Rise On and Rise Up, as well as a series of complementary products, primarily through the courses provided at our self-owned and franchised learning centers. We intend to continue developing new products, further enhancing our existing products, as well as further develop our online courses and products. This process is subject to risks and uncertainties, such as unexpected technical, operational, logistical or other problems that could delay the process temporarily or permanently. Moreover, our experience in operating and managing online operations may be relatively limited compared to our offline operations. Therefore, we cannot assure you that any of these new products, enhancement of existing products or development of online courses and products will fulfill customer needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

In addition, introducing new products, enhancing existing products and expanding online courses and products require us to make various investments in curriculum and courseware development and management, incur personnel expenses and potentially reallocate other resources. If we are unable to develop new products or cannot do so in a cost-effective manner, or are otherwise unable to manage effectively the operations of those products, our financial condition and results of operations could be adversely affected.

A number of learning centers operate without the required licenses, permits, filings or registrations.

In order to operate our business, we must receive a number of licenses, permits, and approvals, make filings or complete registrations. These include receiving private school operating permits and private non-enterprise entity certificates, receiving approvals from or making filings to local education bureaus, and passing fire control assessments. Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot guarantee you that we will be able to obtain and maintain all requisite licenses, permits, approvals, filings, or pass all requisite assessments. While we are in the process of bringing our operations into compliance, among all our self-owned learning centers, those that as of the date of this annual report do not possess the required private school operating permit or private non-enterprise entity certificates, have not obtained approvals from or made filings to local education bureaus, or have not passed the required fire control assessments, as a whole, were responsible for 7.4% of our total revenues in 2019. Moreover, new learning centers that we open may have similar compliance issues for a period of time after their opening. Though as of the date of this annual report no penalty has been imposed against us or any of our learning centers, if any of our current or future learning centers fail to receive the requisite licenses, permits and approvals, make the necessary filings, or complete all requisite registrations, that learning center may be subject to penalties. These may include fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed by the regulators to be serious, the school may be ordered to return tuition and fees collected and pay a multiple of the amount of returned tuition and fees to regulators as a penalty or may even be ordered to cease operations.

On July 12, 2019, the PRC Ministry of Education, or MOE, together with five other authorities, issued the Implementation Opinion on Regulating After-school Online Tutoring, requiring online after-school tutoring institutions to make certain filings and conduct examination and inspections on the contents of their platforms, the qualifications of their teachers, information security and the length of time period of their courses. This regulation also regulates fee standards and refund policies of online after-school tutoring institutions. Furthermore, on August 10, 2019, MOE and seven other authorities issued the Opinion on Guiding and Regulating the Healthy Development of Online Mobile Education Applications, which imposes further requirements on filing as well as on examination and inspections.

In addition, under PRC laws and regulations, we may be required to obtain an ICP license, an audio or video program transmission license, an internet culture permit and an online publishing services permit for the operation of our online educational products, such as Rise Up and Can-Talk. See “Item 4. Information on the Company—B. Business overview—Regulations—Regulations Related to Online Business.”

To comply with the tightening requirements applicable to our business and operations, we need to make necessary adjustments to our business and operations, which could be costly and time-consuming. We cannot assure you that we will be in full compliance with such requirements in time or at all. Although we have not received any material fines or other penalties for non-compliance in the past, if we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or revocation of the operating permits of the non-compliant schools, any of which may materially and adversely affect our business, financial condition and results of operations.

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

Teachers help us maintain the quality of our education and services, as well as our brand and reputation. Our ability to continue to attract teachers with the necessary experience and qualifications is a key factor in the success of our operations. We seek to hire qualified teachers who are dedicated to teaching and are able to follow our teaching procedures and deliver effective instruction. The market for teacher recruitment in China is competitive, and we must also provide continued training to ensure that teachers stay abreast of changes in student demands, our teaching methodologies and other key trends necessary. Further, the Measures of Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, promulgated by MOE on January 11, 2014 and further amended on October 8, 2018, prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Although we do not particularly target public school teachers in our teacher recruitment and we typically do not hire part-time teachers, in order to recruit qualified full-time teachers, including those with public school experience, we must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although we have not experienced major difficulties in recruiting or training qualified teachers in the past, we cannot guarantee we will be able to continue to recruit, train and retain a sufficient number of qualified teachers in the future. Failure to recruit, train and retain a sufficient number of qualified teachers may have a material adverse effect on our business, financial condition and results of operations.

We may encounter disputes from time to time relating to the use of third party intellectual properties.

We cannot assure you that our products, courseware, course materials or any intellectual property developed or used by us do not or will not infringe the intellectual property rights held by third parties.

Under our intellectual property arrangements with Houghton Mifflin Harcourt Publishing Company, or HMH, we have an exclusive, subject to certain pre-existing third party rights, and royalty-free license from HMH to use certain HMH courseware developed before October 2011 in China permanently for after-school tutoring services for the primary purpose of teaching the English language to non-native English speaking students. The curricula of Rise Start and Rise On uses HMH courseware along with other self-developed content. The arrangements with HMH also entitle us to develop derivative products based on this HMH courseware.

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

Under our arrangements with HMH, we are entitled to develop and have developed derivative products based on licensed HMH courseware, and we own the intellectual property rights for all of these derivative products, including trademarks and copyrights, subject to HMH’s ownership of the intellectual property rights in its underlying courseware. We hold a variety of intellectual property rights, including 20 registered domain names and 222 registered trademarks, 85 copyright registrations and one patent as of December 31, 2019. Unauthorized use of any of our intellectual property by third parties, including our franchise partners, may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws, and confidentiality agreements with our employees and contractors, to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

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

As of December 31, 2019, we leased a total area of approximately 106,016 square meters for self-owned learning centers, and we may have to relocate for a number of reasons.

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

We have not been able to receive from our lessors of some of our leased properties copies of title certificates or proof of authorization to lease the properties to us. In addition, we have not registered most of our lease agreements with relevant government authorities as required by PRC law. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests which, in the opinion of our management, is likely to have an adverse material effect on our business, financial condition or results of operations. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. In addition, failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000.

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

Like all companies, we face the risk of employee misconduct or other improper activities. Employee misconduct could include intentional failures to comply with laws and regulations, unauthorized activities, attempts to obtain reimbursement for improper expenses, or submission of falsified time records. Negative press reports regarding employee misconduct could harm our reputation, and if our reputation is negatively affected, our future revenues and growth prospects would be adversely affected. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition, results of operations and our ability to meet our financial obligations.

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

As of the date of this annual report, options to purchase 2,066,717 and 3,260,000 ordinary shares have been granted and outstanding under the 2016 ESOP Plan and the 2017 ESOP Plan, respectively. We will incur future share-based compensation expenses upon the occurrence of the exercisability event, upon which the options will be accounted for as a cumulative compensation cost since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period.

As of December 31, 2019, the unrecognized compensation expenses related to the non-vested share options amounted to US$7,254,000, which will be recognized over the remaining requisite period when the exercisability event becomes probable. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, a failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national laws, in particular that of China, a bipartisan group of lawmakers introduced bills in June 2019 in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and requires the rules of the U.S. national securities exchanges to prohibit the listing of securities of a foreign issuer that, beginning in 2025, has been included on the SEC’s such list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. Nasdaq also released an FAQ (identification number 1696) on June 10, 2019, stating that Nasdaq may, relying on the discretionary afforded under its current listing rules, deny initial or continued listing or apply additional and more stringent criteria if the auditor of a Nasdaq-listed company has not been subject to PCAOB inspection. It remains unclear whether this proposed legislation would be enacted into law. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the performance of securities issued by China-based issuers listed in the U.S., including us.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what affect they may have on our corporate structure.

If, as a result of such contractual arrangement, we or Beijing Step Ahead and its subsidiaries and schools are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of Rise (Tianjin) Education Information Consulting Co., Ltd., or Rise Tianjin, and/or Beijing Step Ahead and its subsidiaries and schools;

•	discontinuing or restricting the conduct of any transactions between Rise Tianjin and Beijing Step Ahead and its subsidiaries and schools;

•	limiting our business expansion in China by way of entering into contractual arrangements;

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

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.” and “Item 4. Information of the Company—C. Organizational Structure.” The Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft Foreign Investment Law, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested enterprises, or the FIEs, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 Foreign Investment Law, which became effective on January 1, 2020 and has replaced the major existing laws and regulations governing foreign investment in the PRC. On December 26, 2019, the State Council of the PRC promulgated the Regulation on the Implementation of the Foreign Investment Law, effective January 1, 2020, to provide further guidance on the implementation of the 2019 Foreign Investment Law. Pursuant to the 2019 Foreign Investment Law and its implementation rule, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although neither the 2019 Foreign Investment Law nor its implementation rule introduces the concept of “control” in determining whether a company should be considered as an FIE, nor does it provide the “variable interest entity” structure as a method of foreign investment, as the 2019 Foreign Investment Law is newly adopted and, in addition to its implementation rule, relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 Foreign Investment Law, the possibility can’t be ruled out that the concept of “control” as stated in the 2015 Draft Foreign Investment Law may be embodied in, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated affiliates were deemed as an FIE under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition.

We rely on contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead to operate our junior ELT business. For a description of these contractual arrangements, see “Item 4. Information of the Company—C. Organizational Structure.” In 2017, 2018 and 2019, the revenue contribution of our consolidated affiliates accounted for 94%, 92% and 94%, respectively, of our total revenues. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our consolidated affiliates. Any failure by our consolidated affiliates or the shareholders of Beijing Step Ahead to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States.

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

We are a holding company and rely principally on dividends and fees paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our offshore and PRC subsidiaries, especially Rise Education International Limited (previously known as Bain Capital Rise Education (HK) Limited), or Rise HK, Rise IP (Cayman) Limited, or Rise IP, and Rise Tianjin, in turn depends on the service fees and IP royalty fees paid by our consolidated affiliates. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. Furthermore, if our subsidiaries or our consolidated affiliates in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in IP royalty, service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

Any funds we transfer to our PRC subsidiaries and consolidated affiliates, either as a shareholder loan or as an increase in registered capital, are subject to registration or filing with relevant governmental authorities in China.

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

On March 30, 2015, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. On October 23, 2019, SAFE issued the Notice on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign currency capital in the domestic equity investment area. Foreign-funded enterprises which are not investment companies are allowed to make domestic equity investments by using their paid-in capital, provided that it is a real investment, in compliance with laws and regulations, and not in violation of the Special Administrative Measures (Negative List) for Foreign Investment Access. If our VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency funds to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above. Violations of these regulations could result in severe monetary or other penalties. SAFE Circular 19 and relevant foreign exchange regulatory rules may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering or other source of funding to fund the establishment of new entities in China by our consolidated affiliates, to invest in or acquire any other PRC companies through our PRC subsidiaries or consolidated affiliates or to establish new consolidated affiliates in the PRC, which may adversely affect our business, financial condition and results of operations.

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the private education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business. For example, under the Law on the Promotion of Private Education promulgated on December 28, 2002, its 2013 amendment and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the PRC laws and regulations provide no clear guideline for determining “reasonable returns.” In addition, the PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not. The Law on the Promotion of Private Education was subsequently amended in 2016 and 2018, which amendment came into effect on September 2, 2017 and December 29, 2018, respectively. Under the amended Law on the Promotion of Private Education, the concept “reasonable returns” is no longer applicable and a private school should elect to be either a for-profit school or a non-profit school. A for-profit school will be registered as a corporation and can distribute its profits to its sponsors pursuant to relevant corporate laws, while a non-profit school can only use its profits for the operation of schools. As of the date of this annual report, certain local governments have promulgated local regulations relating to legal person registration and administration for private schools, including Beijing, Shanghai, Guangdong province and Jiangsu province. In particular, certain local governments, such as the Beijing and Shanghai government, require existing private schools to make the decision for their choice in registering as for-profit or non-for-profit schools within a specific time period. However, no national level regulation has been promulgated.

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

Our junior ELT business is subject to certain regulations in China. The PRC government regulates various aspects of our business and operations, such as curriculum content, education materials, tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively. For example, on August 22, 2018, the General Office of the State Council issued the Opinions on Regulating Development of After-school Education Institutions, or the State Council Opinions 80, which provide various stringent guidance on regulating after-school training market for primary and secondary school students, including, among others, the operation standards that after-school education institutions should follow, the requirements and approvals necessary for opening new after-school education institutions, the guidance for daily operation of after-school education institutions, and the regulatory supervision regime for after-school education institutions. See “Item 4. Information of the Company — B. Business Overview — Regulation—Recent Regulations on After-school Education Institutions” for a summary of the State Council Opinions 80. We may be unable to meet such requirements in a prompt manner or incur additional costs in complying with such requirements, which may adversely affect our business, financial conditions and results of operations.

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Rise Tianjin, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses and permits to operate, or otherwise own sponsorship interests in, our schools. Due to these restrictions, we conduct our junior ELT business in China primarily through contractual arrangements among (1) Rise HK, (2) Rise Tianjin, (3) our consolidated affiliates, including Beijing Step Ahead, its subsidiaries and schools operating self-owned learning centers, and (4) the shareholders of Beijing Step Ahead, namely, Mr. Peng Zhang and Mr. Yiding Sun. We hold the required licenses and permits necessary to conduct our junior ELT business in China through the schools controlled by Beijing Step Ahead. We have been, and expect to continue to be, dependent on our consolidated affiliates to operate our junior ELT business. See “Item 4. Information of the Company—C. Organizational Structure” for more information.

As of the date of this annual report, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of these public companies, including companies in the education industry, have been imposed fines or punishments. However, we cannot assure you that fines or punishments will not be imposed on us or any other companies in the future. If any fines or punishments are imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of Beijing Step Ahead and its subsidiaries and schools that most significantly impact their economic performance, and/or our failure to receive the economic benefits from Beijing Step Ahead and its subsidiaries and schools, we may not be able to consolidate Beijing Step Ahead and its subsidiaries and schools in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or Beijing Step Ahead or its subsidiaries or schools.

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

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in China; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (4) at least half of the enterprise’s directors with voting right or senior management reside in China. The State Administration of Taxation issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities.

In addition, the State Administration of Taxation issued a bulletin on January 29, 2014 to provide more guidance on the implementation of Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the EIT Law and its implementing rules.

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

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary, Rise HK. Accordingly, Rise HK may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiaries. Under the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Bulletin on Relevant Issues about the “Beneficial Owner” in Tax Treaties on February 3, 2018, which sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, promulgated by the State Administration of Taxation in August 2015, or the SAT Circular 60, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We may be subject to discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges.

Pursuant to the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “High and New Technology Enterprise” requiring special support by the state, which qualification shall be re-assessed by the relevant authorities every three years.

Rise Tianjin was recognized as a “High and New Technology Enterprise” in December 2019 and is entitled to enjoy a preferential tax rate of 15%. If Rise Tianjin fails to maintain the “High and New Technology Enterprise” qualification, the applicable EIT rate will increase to 25%.

Rise Tianjin, or the WFOE, became entitled to certain governmental subsidies in 2016 and these governmental subsidies remain effective as of the date of this annual report. Pursuant to the letter agreement that we entered into with the local government in Tianjin, the local government agreed to provide us subsidies based on the value-added tax, business tax and enterprise income tax until 2020. Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by the WFOE. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Bulletin 7, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, real properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25.0%. Where the underlying transfer relates to the real properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10.0% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to pay the transfer price shall be responsible for the withholding and payment of such tax. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7.

On October 17, 2017, the SAT issued the Bulletin on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Bulletin 37. Bulletin 37, which became effective on December 1, 2017 and partially amended some provisions in Bulletin 7. Bulletin 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the party which has the withholding obligation, the competent tax authority, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation.

As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADSs and may be required to spend valuable resources to comply with Bulletin 7 and Bulletin 37 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. Dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade- and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account remain subject to significant foreign exchange controls and the registration requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

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

The change in value of the Renminbi against the U.S. Dollar and other currencies is affected by various factors, such as changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. Dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the Renminbi exchange regime and to enhance the flexibility of Renminbi exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. Dollar since 2005. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated by approximately 7% against the U.S. dollar during this one-year period. After that, Renminbi has been fluctuating against the U.S. dollar and, at certain times, significantly. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. Dollar. Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. Dollars, appreciation of the U.S. Dollar against the Renminbi would have a negative effect on the U.S. Dollar amount available to us. To the extent that we need to convert U.S. Dollars we received from our initial public offering or other source of funding into Renminbi for our operations, appreciation of the Renminbi against the U.S. Dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. Dollar could materially and adversely affect the price of our ADSs in U.S. Dollars without giving effect to any underlying change in our business or results of operations.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. Although the amendment to the M&A Rules in 2016 generally eased the restrictions imposed on merger and acquisition activities, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, may remain subject to approval by MOFCOM.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 30, 2007 (effective August 1, 2008) requires certain concentrated transactions or transactions involving parties above specified turnover thresholds to be reported to MOFCOM. On February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which officially established a security review system to monitor such transactions. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, requires that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

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

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, which became effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, there remains uncertainty with respect to its implementation. We cannot assure you that any shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If any of them fail to make or update the registration, our PRC subsidiary could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiary’s ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiary. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as 2019 Novel Coronavirus, avian influenza, severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China. If any of these occur, our learning centers and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Students, teachers and staff may also be negatively affected by such event. In addition, any of these could adversely affect the PRC economy and demographics of the affected region, which could cause significant declines in the number of students in that region and could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial performance and liquidity position have been, and are expected to continue to be, adversely affected by the COVID-19 outbreak in China, and our historically reported financial information may not be indicative of our operating results or financial condition for 2020.

In December 2019, the novel coronavirus, or COVID-19, was first reported to have surfaced in Wuhan, China. Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. The COVID-19 outbreak and preventative or protective actions taken by the PRC government in respect of this outbreak had caused business disruption, including the temporary closure of our learning centers and offices since late January 2020. The closure of our learning centers in turn resulted in decreases in our new students enrolled and student retention rate, brought challenges to our traditional face-to-face teaching model, and created significant difficulties for tuition collection. As a result, we were unable to recognize revenue for our offline courses for a significant majority of the first quarter in 2020, and cash flow from our operating activities was significantly reduced. In the meantime, certain portion of our operating costs are fixed and remained relatively stable during the outbreak. In addition, we expect to incur further expenses related to COVID-19 even after our offline operations are resumed, as we are required to regularly sanitize our learning centers and offices and implement additional hygiene-related protocols. The English tutoring industry may also become subject to enhanced health and hygiene requirements to deter any future epidemic outbreaks, which may require us to spend a significant amount of money and efforts operating our nationwide learning centers. Therefore, our results of operations and liquidity position have been, and are expected to continue to be, materially and adversely affected, and we expect a net loss for the year ending December 31, 2020.

Our franchisees have similarly experienced business disruptions during the COVID-19 outbreak and their financial performance and liquidity position have also been materially and adversely affected. As a result, our franchise revenues decreased, and certain franchisees sought liquidity support from us. The continued impact of COVID-19 on our franchisees is expected to lead to the overall slowdown of their growth and may even cause financial stress to certain franchisees. Such adverse impact on our franchisees’ business will in turn adversely affect our performance and profitability.

Additionally, the weak macroeconomic outlook in China due to the COVID-19 outbreak, including higher unemployment rates, decrease in disposable income and reduced household spending, is expected to have a further adverse effect on our ability to attract new students and retain existing students.

While we have taken proactive measures to accelerate the execution of our digitalization strategy and strengthen our financial position and liquidity position, and have been operating our business in all material aspects online during the closure of our learning centers and offices, we have never previously experienced a complete closure of our learning centers, and our ability to estimate the impact of such disruption on our business and future prospects is therefore limited. In particular, we cannot predict the full impact of the COVID-19 outbreak on our financial performance and liquidity position, especially our cash demands arising from refunds of prepaid tuitions as a result of the prolonged suspension in our offline operations and the public’s concerns about the health and safety of students taking offline courses.

As a result, our business, financial performance and prospects have been and may continue to be adversely affected by the COVID-19 outbreak, and our historically reported financial information may not be indicative of our operating results or financial condition for 2020.

We may be unable to service or refinance our debt, or to comply with the financial and other covenants contained in our loan facility. Failure to comply with such covenants could have an adverse effect on us.

We have utilized external debt financing during our history of operations. Our existing loan facility contains certain covenants that require us, among others, to maintain certain financial ratios as long as the loans under such facility remain outstanding. Our ability to service our debt and to comply with such financial and other covenants depends on a variety of factors, including, in particular, the results of our operations and our liquidity position. The adverse impact of the COVID-19 outbreak may also result in our failure to comply with such covenants and may affect our ability to service our debt.

If we breach any of these covenants or debt servicing obligations and fail to obtain the lenders’ waiver of such breach, we may be required to repay our outstanding loans prior to their scheduled maturity, and we may in turn be required to seek new sources of financing to repay such loans and to satisfy our operational liquidity needs. Our access to funding and the cost of funding will depend on, among other things, global and PRC economic conditions, conditions in the global and Asian financing markets, the availability of financing and our prospects. Future debt financing may include more restrictive covenants, which may further restrict our business operations and financing activities. There is no guarantee that financings will be available in the future to fund our obligations and operations, or that they will be available on terms consistent with our expectations. Additionally, the impact of COVID-19 on the financial markets is expected to adversely affect our ability to raise funds through equity financing. Any failure to comply with the financial and other covenants contained in our existing loan facility, to service our debt, or to obtain new financing at acceptable terms could materially and adversely affect our business, operations, financial conditions and liquidity.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our shareholders or the availability of these securities for future sale will have on the market price of our ADSs.

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

We will be a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our consolidated affiliates as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and we are entitled to substantially all of their economic benefits. Assuming that we are the owner of our consolidated affiliates for United States federal income tax purposes, and based upon our income and assets and the market value of our ADSs we do not believe we were a PFIC for our taxable year ending December 31, 2019. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities for United States federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the any prior taxable year, the current taxable year, or any subsequent taxable year.

While we do not believe we were a PFIC for the taxable year ending December 31, 2019, whether we are a PFIC must be determined on an annual basis. Accordingly, there can be no assurance that we will not be a PFIC for any future taxable years. The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs from time-to-time and may be volatile). Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for the current taxable year or future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts liquid assets, including cash, or if our consolidated affiliates were not treated as owned by us for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC in any taxable year, a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an ‘‘excess distribution’’ under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a United States Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, any or all of which may be greater than the rights associated with our ordinary shares. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Company Law (2020 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

We are currently controlled by Bain Capital Rise Education IV Cayman Limited, or Bain Capital. As of December 31, 2019, Bain Capital beneficially owns approximately 59.8% of the voting power of our outstanding shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our memorandum and articles of association, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions.

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

We are a controlled company within the meaning of the corporate governance standards of the Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of ADSs:

•	we have a board of directors that is composed of a majority of independent directors, as defined under the NYSE listing rules;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and governance committee that is composed entirely of independent directors.

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

As a Cayman Islands company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. A Cayman Islands company is not required to have annual general meetings. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters such as the exemption from holding an annual general meeting pursuant to Nasdaq Rule 5620(a), our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the ordinary shares represented by your ADSs are voted.

Our ADS holders do not have the same rights as our registered shareholders. As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and vote with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, have detailed requirements concerning corporate governance practices of public companies. Currently we are an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

ITEM 4.	INFORMATION OF THE COMPANY

A.	History and Development of the Company

RISE Education Cayman Ltd is a holding company without substantive operations and we conduct our operations primarily through PRC entities, including our variable interest entity, or VIE, and its subsidiaries and schools. Our first self-owned learning center opened in Beijing in October 2007. Over the last ten years, we have expanded our network of learning centers across China, including Shanghai in March 2010, Guangzhou in September 2012, Wuxi in June 2013, Shenzhen in May 2014, Foshan in December 2017 and Shijiazhuang in July 2019. We also expanded our business to Hong Kong and Singapore through acquiring 100% equity interest of Edge Franchising Co., Ltd, or the Edge, from Edge Learning Centers Limited during the fourth quarter of 2017 (the “Edge acquisition”). As of December 31, 2019, we had a total number of 472 learning centers, including 469 learning centers across 154 cities throughout China, two learning centers in Hong Kong and one learning center in Singapore, which consists of 89 self-owned learning centers operated by us and 383 franchised learning centers operated by our franchise partners through franchise arrangements.

In July 2013, Bain Capital Rise Education II Cayman Limited, or RISE Education, our current holding company, was incorporated as an exempted company under the laws of the Cayman Islands, and it was renamed as RISE Education Cayman Ltd in June 2017.

In July 2013, Rise IP (Cayman) Limited, or Rise IP, was incorporated as an exempted company under the laws of the Cayman Islands. Subsequently, a number of our wholly owned subsidiaries were established to acquire Rise IP and certain operating assets and entered into a series of contractual arrangements with Beijing Step Ahead Education Technology Development Co., Ltd., or Beijing Step Ahead or our VIE, its schools and its shareholders. As a result, the VIE and its subsidiaries and schools have become our consolidated affiliates. See “—C. Organizational Structure—Contractual Arrangements among Our VIE, Its Schools, Its Shareholders and Us”.

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

Overview

We are a leading service provider in China’s junior ELT market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged three to 18. We pioneered the “subject-based learning” teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science are used to teach English. Our course offerings use interactive courseware to create an immersive English learning environment that helps students learn to speak and think like a native speaker. In addition, our curricula are designed to foster leadership and critical thinking skills in students while developing their self-confidence and sense of independence. This innovative and holistic approach to teaching English is increasingly attractive to Chinese parents who are looking for alternatives to traditional ELT programs in China, which are more test-oriented.

We had 25,862 and 29,049 new students enrolled in 2018 and 2019, respectively, and 49,365 and 54,383 students in class as of December 31, 2018 and 2019, respectively, for our regular courses at self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to 12 and 13 to 18, respectively. The curricula of Rise Start and Rise On use courseware that we have licensed from Houghton Mifflin Harcourt Publishing Company, or HMH, a leading American educational publisher, along with other self-developed content, while the curriculum of Rise Up is primarily based on our self-developed content. We also offer a number of complementary products to further enhance our students’ learning experience, including Can-Talk, Rise Library Online, Rise Camp, Rise Workshop and Rise Overseas Study Tour. In addition, our courses and services have been extended to academic tutoring, test preparation and admissions consulting.

We devote significant resources to curriculum development to ensure that our course offerings are up-to-date, engaging and effective. We also focus on teacher training through a set of rigorous and systematic processes and programs so that teachers in both self-owned learning centers and franchised learning centers are able to deliver our curricula at a level consistent with our standards. As of December 31, 2019, we had 2,315 teachers in self-owned learning centers. The quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.

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

We use standardized interactive curricular for our courses. The curriculum of Rise Start and Rise On uses HMH courseware along with other self-developed content, while Rise Up is primarily based on our self-developed curriculum. We have also developed more than 481 proprietary study tools for Chinese students, including scripted lesson plans for teachers, interactive courseware, practice or activity books for students and home application materials for families. By standardizing the curricular and related study tools used in each of our courses, we are able to ensure a consistent quality in each of our courses. This ability to control the quality of each class through standardized instruction is especially important as we expand our business to additional learning centers, especially franchised learning centers.

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

Can-Talk

Can-Talk is a systematical online product that we launched in May 2017. Through Can-Talk, students receive one-on-one lessons from native English speaking teachers, who are all certified by Teaching English to Speakers of Other Languages (TESOL), Teaching English as Foreign Language (TEFL), or Teach English as a Second Language (TESL). As part of our efforts to develop and promote our Online-Merge-Offline (“OMO”) business model, Can-Talk is to be integrated into our comprehensive online product portfolio and cease to be a standalone product.

Rise Camp and Rise Workshop

Rise Camp and Rise Workshop strive to cultivate students’ language skills by encouraging them to apply the English skills they develop during class into real-life situations. These programs take place in various domestic locations that provide an immersive learning environment for students aged four or above to practice with native English speaking teachers. Rise Camp is a theme-based camp typically hosted in summer or winter. For instance, in the spring of 2019, we hosted an artificial intelligence (AI) camp in Beijing where students learned about drone-related technology, artificial intelligence, coding and related science-based topics. Rise Workshop is typically organized during weekends or public holidays with a theme related to arts, social sciences and other topics that students are interested in, with a size of fifteen to twenty students per workshop. Rise Camp and Rise Workshop help students not only improve their English and extra-curriculum knowledge, but also their cooperation and communication skills by working together with group members to accomplish goals and complete tasks. We initiated Rise Camp and Rise Workshop in 2016, and in 2019, we have hosted a total number of 36 camps and workshops where an aggregate of approximately 637 students had participated.

Rise Overseas Study Tour

For students age four or above who wish to experience overseas studying, we organize tours for them to attend classes in preschools, elementary schools and middle schools primarily in the United States and Canada. We act as the operator for this program through cooperation with third party travel agencies and set the price for the tours. Each tour typically lasts for two to three weeks and usually takes place during the summer or winter. Similar to Rise Camp and Rise Workshop, for students younger than seven, parental presence is required. We have organized tours in approximately 40 overseas schools to provide a wide range of options to students, who can attend various classes with native English speaking students under supervision of teachers in those schools. Moreover, students have the opportunity to mingle with local families after class and gain real-life language exposure and have a better understanding of cultures in English speaking countries. We began offering Rise Overseas Study Tours in 2012, and approximately 769 and 721 students participated in our tours in 2018 and 2019, respectively.

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

In-house Curriculum Development

We have a dedicated research and curriculum development team based in Beijing, with an average of over six years of relevant experience. Through workshops, trainings and international cooperation, our curriculum research and development team has successfully developed approximately 9,085 course hours and 481 course materials.

All of our supplementary curricula are developed in-house. It typically takes about three months to twelve months to develop our new curriculum.

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

External Courseware Development

We have engaged a third-party vendor in Ireland with significant experience in developing educational products to assist in our curriculum development. We use this vendor to develop complete courses for us, such as Rise Up Levels 1 and 2, and the curriculum development process is interactive and follows our standards. As of December 31, 2019, this vendor has developed the course materials for 531 course hours and 697 videos for us. We own the intellectual property rights for all course materials this vendor develops for us, and we pay them service fees based on the number of hours of developed courses.

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

Our first learning center opened in Beijing in October 2007. In the same year, we agreed with our first franchise partner to open the first franchised learning center in Chongqing. Since then we have expanded our learning center network of both self-owned and franchised learning centers rapidly, and have opened an average of 77 new learning centers per year during the past three years. As of December 31, 2019, we had a network of 469 learning centers across 154 cities throughout China, two learning centers in Hong Kong and one learning center in Singapore, of which 89 were self-owned and 383 were operated by our franchise partners, and among our 89 self-owned learning centers, 39 were located in Beijing, 17 in Shanghai, nine in Guangzhou, 11 in Shenzhen, two in Foshan, two in Wuxi, seven in Shijiazhuang and two in Hong Kong.

The table below illustrates the expansion of our learning center network by showing the number of learning centers as of the dates indicated.

	As of December 31,
	2017	2018	2019
Self-owned	64	76	89
Franchised	206	304	383
Total learning centers	270	380	472

Self-owned Learning Centers

Our 89 self-owned learning centers are mostly located in China’s tier-one cities, such as Beijing, Shanghai, Shenzhen and Guangzhou, as well as certain other selected cities, such as Wuxi and Foshan. We also operate two learning centers in Hong Kong.

Our self-owned learning centers range between approximately 500 and 2,000 square meters in size, and can typically accommodate up to approximately 1,000 students. Our largest learning center, located in Beijing, is able to accommodate approximately 2,000 students. We lease all of the premises that hold our learning centers and prefer to enter into lease agreements of at least five years where possible. Our learning centers are usually located in shopping malls or other commercial centers, as this helps to attract new potential students and is usually more convenient to our students and their parents.

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

It generally takes us about three months to establish a new self-owned learning center after we have confirmed lease arrangements for the site. We thoroughly evaluate a site for a new learning center and consider factors including customer traffic, local competition, household income, student recruitment projections, staffing requirements and cost estimates. We typically initiate regulatory approval procedures, including school license and registration with local educational authorities, immediately after the lease agreement is signed. We also conduct financial analysis to estimate return on investment, breakeven point and other key financial indicators before deciding to open any new learning center.

The table below sets forth the major steps involved in opening a new learning center.

6 months to 1 year prior to opening	• Seek suitable site and negotiate leasing arrangements

3 months prior to opening	• Sign leasing agreement

• Initiate regulatory approval procedures

2 months prior to opening	• Begin designing and remodeling center interior

• Hire principal and other supervisors

• Begin hiring teachers and other staff

• Conduct market research to formulate marketing plan

1 month prior to opening	• Begin team building process and teacher training

• Advertising and promotions

• Technology checks

Opening	• Opening ceremony

• Enroll students and begin classes

We intend to expand the coverage of our self-owned learning centers though a combination of opening new ones in tier-one cities or close to tier-one cities with good economic market condition cross China and acquiring controlling interests in existing franchised learning centers in promising markets. On November 11, 2018, we entered into an agreement with one of our existing franchise partners in Shijiazhuang (the “Shijiazhuang Franchisee”), Hebei Province, PRC, pursuant to which we purchased, as of July 1, 2019, 51% of equity interests in the seven learning centers operated by the Shijiazhuang Franchisee in Shijiazhuang with a total of approximately 3,500 students (the “Shijiazhuang acquisition”). We have fully consolidated the business of these seven learning centers since the third quarter of 2019, and have been managing the seven learning centers in the same way as our other self-owned learning centers.

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

Potential new franchise partners are required to submit proposals to us containing site selection, market research and plans, anticipated number of students and potential number of learning centers. We have complete discretion in determining whether to accept an applicant as our franchise partner and execute a franchise agreement with them. Our franchise partners are responsible for all of the preparations in opening a new school, including site selection and leasing, interior design based upon our standards, installing all necessary equipment, hiring teachers and staff and recruiting students. Under the franchise model, our franchise partners purchase course materials and textbooks from us, and follow our standardized management system for franchised learning centers in their classroom instructions, their pricing and subsequent price adjustment, typically reviewed on an annual basis, are subject to our approval and we provide centralized training to their teachers and management team. We typically do not participate in the day-to-day operations of franchised learning centers.

We monitor operating results of franchised learning centers. Our franchise partners are required to submit to us the statistics of student enrollments in each franchised learning center on a monthly basis. We have a franchise management department of around 30 employees who continually monitor operating condition of each franchised learning center. Should the operating or financial situation of any franchised learning center deteriorate, our franchise management department may suggest plans for improvement to the franchise partner, and we may decide not to renew the franchise agreement with that franchise partner upon expiration if the situation does not improve. In addition, if any franchise partner fails to find a location within two months after signing the franchise agreement, or fails to open a new learning center within four months after signing the franchise agreement, we are entitled to terminate the franchise agreement. As of December 31, 2019, over 71% of our existing franchise partners have operated their franchises for more than five years.

Moreover, we have introduced a centralized online tracking system which all of franchised learning centers are required to install and use. As of the date of this annual report, a majority of our franchised learning centers have been equipped with this system by the end of 2019, which allows us to monitor the financial and operating results of the franchised learning centers in real time. The remaining franchised learning centers are still in the process of implementing the system, which is expected to complete by the end of 2020.

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

Sharing and development of standardized teaching resources

To increase the effectiveness and consistency of teaching quality across learning centers, we have unified our teaching goals, guidelines and materials and courseware at each stage of our courses offered in all self-owned and franchised learning centers. By following these unified guidelines, we make it easy for teachers to effectively teach students in a manner that adheres to our teaching philosophy. Our standardized teaching resources are attractive to parents as they provide them with certainty that their children will be participating in structured and effective lessons prepared by education experts regardless of the learning center or the class their children attend. By unifying our teaching materials, it also makes it easier for us to monitor learning results across all of our learning centers and make adjustments and improvements to our materials and resources as needed.

Centralized teacher training and academic assessment

We have standardized teacher training and academic assessment systems for all teachers employed at both self-owned and franchised learning centers.

All teachers are required to participate in mandatory and ongoing training at our headquarters, both at their respective learning centers and online. These training programs help all teachers deepen their understanding of our teaching philosophy, and enhance their skills in better utilizing our teaching resources and providing each student with a quality and effective learning experience.

We assess the academic performance of each teacher on a quarterly basis. Our teacher assessment standards include a number of factors, including teaching performance, written test results, English proficiency and communication skills.

Learning center operation

We have adopted a centralized online tracking system to monitor the daily operation of each self-owned learning center. This system tracks important aspects of the each school’s operations, such as students in class and new students enrolled, renewals, teacher staffing and certain operating costs. We conduct periodic reporting meetings with the principals and academic supervisors of each learning center to review results and discuss how to enhance operational performance. We have also unified the design and decorations in all of self-owned learning centers, as well as the procurement procedures and standards for most aspects of the establishment and operation of our learning centers, including computers, desks and chairs, uniforms and other equipment.

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

Our In-house Technology Platform - Rise+

We developed and launched our online platform, Rise+ (formerly known as Rise Plus), in 2018. Rise+ was initially developed as a mobile application to offer after-class learning support to our students, to enrich our students’ after-class learning experiences, to facilitate parent supervision and to facilitate effective communications between our teachers, parents and students. Leveraging on our growing technology capabilities, we have transformed Rise+ in early 2020 into an interactive open platform capable of offering:

•	live interactive courses, together with self-adaptive performance appraisal and tailored assistance;

•	various types of learning resources, such as Rise Library Online, rTunes, Jelly phonics, Go for Grammar, Spelling Star, Rise+ Studio and Magic Grammar, through multi-functional capacities;

•	efficient communication channels, which enable parents to communicate with teachers and keep track of their children’s learning performance and study goals; and

•	simplified procedures for tuition payment and class enrollment through the mobile application.

In the first quarter of 2020, in response to the challenges brought by the COVID-19 outbreak in China, we launched our online small group classes on our Rise+ platform. As of the date of this annual report, we have developed more than 400 online lessons, which were offered to all of our students in 144 cities across China. At peak times, our Rise+ platform supports over 7,200 students concurrently taking classes in 1,400 virtual class rooms while being in stable operation. We plan to continue to invest in our Rise+ platform to enrich the learning experience of our students and accelerate our transformation to a digitalized, cross-disciplinary OMO model.

As of December 31, 2019, Rise+ had a total number of more than 126,000 registered users.

Students

We had 25,862 and 29,049 new students enrolled in 2018 and 2019, and 49,365 and 54,383 students in class as of December 31, 2018 and 2019, respectively, for our regular courses at self-owned learning centers.

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

Teachers

As of December 31, 2017, 2018 and 2019, we had a total of 1,543, 1,911 and 2,315 teachers, respectively, employed by self-owned learning centers. Most of our teachers are full-time employees.

Teachers are responsible for leading each class through the various materials and presentations, and engaging all students in each learning activity. Although we have standardized our teaching tools, teachers must be familiar with our teaching methodologies and the material for each lesson in order to deliver it effectively.

In addition to teaching our students, teachers also focus on serving the needs of the parents of students. Teachers establish multi-channel communications with the parents, including regular offline meetings with parents and weekly follow-up phone calls, as well as online communications and seminars, assisted by other staffs with administrative work, follow up on after-class homework with the parents and students, and recommend various Rise products to the parents. Moreover, we have established our online platform, Rise+, where parents can consult with teachers with various questions instantly and check performance results of their children online.

Teacher training and evaluation

We offer centralized and continuous training to teachers, which consists of a minimum of seven incremental training steps. These training programs primarily focus on effectively delivering our highly standardized course modules. For instance, we provide two weeks of intense training to each teacher right after recruitment, and we continue to provide them with training at our learning centers throughout the duration of the time with us. After training, teachers are required to pass a variety of exams before teaching our classes. We also have an in-house nine-star rating system to track the performance of teachers, which accounts for important factors including teaching quality, student retention rate, satisfaction level of parents, performance review by principals and other factors such as safety and academic contribution. The salary of each teacher is linked to their individual performance, as measured by our rating system.

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

Tuition and Fees

We offer our products at different prices in different cities, which we adjust on an annual basis based on a variety of factors, including local income standards and demand for our services. Our annual tuitions and fees are generally higher than our competitors because we believe we offer premium products that parents are willing to invest in. Tuitions and fees in franchised learning centers located in non-tier-one cities are generally lower than self-owned learning centers that are usually located in tier-one cities. We generally increase our standard tuition and fees on an annual basis. In 2018 and 2019, the average tuition fees for our courses ranged from approximately RMB16,000 to RMB31,000 per year.

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

Public School Faculty Training

We cooperate with universities and public schools in providing various trainings for English teachers. We have provided training to more than 300 public school teachers in Beijing and Ji’nan from 2015 to 2019.

Subject English Education Research Academy

In 2013, we initiated Subject English Education Research Academy under The Beijing Academic Society for Education, which established the Beijing subject English Teacher Standards in 2013, and our management members play important roles in this academy, which functions as a self-governing organization in China’s regional education industry and sets up several industrial standards. As of December 31, 2019, 13 public and private schools and other educational organizations had become members of this academy.

Branding, Sales & Marketing

Branding

We position ourselves as the leader in the junior ELT market in China. Our brand is recognized by multiple educational authorities and organizations in China. For instance, we were accredited as the “Most Reputable Junior English Education Organization” by edu.qq.com in 2015, “Most Creative Brand of the Year” by Beijing News in 2016, one of the 13 “Reputable Education Organization” by Xinhua.com in 2016. In 2017, we have received “Powerful Education Brand of the Year” by Tencent, “Powerful Foreign Language Education Brand of the Year” by Baidu Education, and “Powerful Brand for Foreign Language Training Institution of the Year” by China.org.cn. Moreover, we were awarded as “Influential Elite in Education of the Year” and “Powerful Education Brand of the Year” by Xinhua.com, “No Boundaries for Education” and “Leader of Education Sector” by NetEase, “Trust Brand of Training Institution” by Beijing Evening Post both in 2017 and 2018. In 2018, we received “The most influential educational institutions of the Year” by I-EDU, “Excellent quality education brand of the Year” by Juesheng.com and “The Chinese influential educational training brand of the Year” by Ifeng.com. In 2019, we were awarded “Influential Brand for Education Group of the Year” and “Five Star Gold Medal Education Institution of the Year” by Sina.com and “Top Ten Influential Education Brand of the Year” by Beijing Business Today.

We promote our brand through a series of marketing and public relationship activities, including traditional marketing means such as television ads, internet ads, outdoor display ads, new media as well as large events such as Rise Cup and Rise Star.

Rise Cup

Rise Cup is an annual nationwide English language project competition we host for all of students, regardless of their location, English level, or age. Participants are encouraged to complete certain tasks through teamwork in a fun manner. The four rounds of Rise Cup challenge students to improve their skills in language, project management, leadership and cooperation. It aims to make students think creatively, critically and independently. Rise Cup provides a platform for students to express their ideas and to prove that they can overcome challenges. Rise Cup concludes with an onstage performance by students, in which they present their projects, using their fine-tuned English skills, in front of an audience of thousands of their fellow students, their parents and judges. In 2019, a total of approximately 61,806 students participated in Rise Cup.

Rise Star

Rise Star is an annual online marketing campaign that we host to promote our brand. Rise Star is a competition for students mainly between the ages of three and eight. Based on a unique theme every year, students participate in the competition by making their own videos expressing their views. For instance, the theme of Rise Star in 2017 was “Wild Animal Rescue,” which gave students the opportunity to submit online presentations on the importance of protecting wild animals. It not only encourages students to pursue their interests after class, conduct research independently and present their ideas in a creative way, but also promotes our image by broadcasting the image and products of students in public. We post clips of Rise Star videos on social media and online websites with heavy traffic, which effectively attracts existing and potential customers as well as public interest. In 2019, a total of approximately 54,951 students participated in Rise Star which had attracted more than 64.0 million page views on our website.

Marketing

Our marketing approaches integrate our centralized marketing channels through headquarters with localized marketing efforts by each learning center. We conduct marketing activities through both online and offline channels.

Online channel

We place online and mobile advertisements mainly on online social platforms and search engines, and conduct marketing on leading web portals and social media platforms in China. When selecting marketing agents, we concentrate on their demonstrative ability to generate traffic, and we have accumulated good credit with reputable social media platforms in China who help us to attract potential customers. Furthermore, we cooperate with innovative media platforms and place banner advertisements or advertorials on education-focused platforms and mobile news apps.

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

By integrating these resources, we have established a stable marketing pool with a multifaceted approach. Moreover, our word-of-mouth referrals counted for over 30% in new students enrolled in 2018 and 2019.

Sales

We have a strong sales team consisting of approximately 723 sales personnel as of December 31, 2019. Our sales approaches are flexible and aim to effectively utilize our online and offline marketing strategies to attract new students. We provide extensive and periodical sales trainings to each of our sales personnel to enhance their sales skills and performance.

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

As of December 31, 2019, our intellectual property rights include the following:

•	registration of 20 domain names, including our risecenter, rdchina, risechina, riseedu, risehongkong, seerabj, riselinkedu and e-learningkid websites;

•

222 registered trademarks, including Rise, Rise Immersion Subject English, Rismart, Pre-Rise, Mini Rise, Rise Pro, Rise Sat, Rise AP, Rise Act, Rise On, Rise Up, Rise Start and Rise Link, each of which bolsters our strong brand recognition in China and Hong Kong;

•	85 copyright registration in China; and

•	one patent in China.

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

Regulation

We operate our business in China under a legal regime consisting of the National People’s Congress, or NPC, which is China’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or MOE, the State Administration of Press and Publication, the State Administration of Radio and Television, or SART, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Civil Affairs, the State Administration for Market Regulation, or SAMR, and their respective local offices. This section summarizes the principal PRC regulations related to our business.

Regulations Related to Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC, or Education Law, which was amended on August 27, 2009 and further amended on December 27, 2015. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising preschool education, elementary and middle school education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other education institution. Furthermore, it provides that, in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of education institutions in accordance with PRC laws and regulations.

The Law for Promoting Private Education and Its Implementation Rules

In 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education of the PRC, which became effective on September 1, 2003. The Law for Promoting Private Education of the PRC was subsequently amended in 2013, 2016 and 2018, and the last amendment became effective on December 29, 2019. In accordance with the then-effective Law for Promoting Private Education, the State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the Private Education Rules, in 2004, which became effective on April 1, 2004.

Under the current Law for Promoting Private Education of the PRC and the Private Education Rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools that provide academic education, preschool education, education for self-study examination and other education are subject to approval by the education authorities at or above the county level, while private schools that engage in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a private school operating permit, and shall be registered with local authorities. The measures governing for-profit training institutions registered with the Industry and Commerce Department shall be separately formulated by the State Council. As of December 31, 2019, we have established 19 schools in Beijing, Shanghai, Guangzhou, Shenzhen and Shijiazhuang, which are required to obtain the private school operating permits and register with relevant local civil affairs authorities, and 12 non-school enterprises in Beijing, Shanghai, Guangzhou, Shijiazhuang and Wuxi registered with the local industry and commerce department, which operate the same business as our private schools do, and are required by the local education authority to obtain the private school operating permit according to the State Council Opinions 80 issued in August 2018. For a detailed description of the risks regarding the failure to obtain relevant permits, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A number of learning centers operate without the required licenses, permits, filings or registrations.”

Under the above regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is similar, in certain aspects, to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and private school operating permit, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with the relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can elect whether the private schools are for-profit or non-profit, and can receive returns from for-profit private schools. The Sponsor may also dispose of its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, or board of members, the members of which, though, are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual assets upon the liquidation of a private school. Upon the termination and liquidation of a private school, the sponsor of a for-profit private school may receive the residual assets of the private school in the same manner as the liquidation of a corporation, while the residual assets of a non-profit school shall be used for the development of other non-profit private schools and may not be distributed to the sponsors.

Under the 2013 Law for Promoting Private Education of the PRC, sponsors of private schools may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor requires reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. As of December 31, 2019, among our 34 private schools, 32 were registered as schools requiring reasonable returns, and two was registered as schools not requiring reasonable returns.

Under the current Law for Promoting Private Education of the PRC, the term “reasonable return” is no longer used and private schools are classified as either “for-profit” or “non-profit.” Nonetheless, school sponsors are not allowed to establish for-profit schools that are engaged in compulsory education. The key differences between for-profit and non-profit private schools include the following:

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

On December 29, 2016, the State Council issued the Several Rules of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or State Council Rules, which requests to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Rules also provides that each level of the people’s governments shall increase their support to private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies and autonomy operation, and protect the rights of teachers and students etc.

On December 30, 2016, MOE, the Ministry of Civil Affairs, the former State Administration for Industry & Commerce, or the SAIC, the Ministry of Human Resources and Social Security, or MOHRSS, and the State Commission Office of Public Sectors Reform, or SCOPSR, jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the current Law for Promoting Private Education of the PRC. Generally, if a private school established before the promulgation of the 2016 amendment of the Law for Promoting Private Education of the PRC chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being examined by relevant government authorities, pay up relevant taxes, apply for a new private school operating permit, re-register the for-profit school as a corporation and continue its operation. Specific provisions regarding the above registration are yet to be introduced by people’s governments at the provincial level. After specific rules to implement the Amended Law on the Promotion of Private Education are issued by provincial governments, we will be required to re-register our schools either as non-profit schools or for-profit schools according to PRC Company Law. In light of the practical time required to complete such process, we expect there might be a transition period for private schools to complete the required re-registration process. Nevertheless, we do not believe that such re-registration process would materially or adversely affect our business and results of operations.

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

As of the date of this annual report, certain local governments, including Beijing, Shanghai, Guangdong province and Jiangsu province have promulgated their local regulations relating to legal person registration and administration for private schools. Some local governments such as Beijing and Shanghai require the existing private schools to make a decision for their choice in registering as for-profit or non-for-profit schools within a specific time period. However, the national implementation regulations have yet to be introduced.

On April 20, 2018, MOE published a consultation draft of the Amendment to the Private Education Rules, soliciting public comments. On August 10, 2018, the Ministry of Justice of the PRC issued the revised draft of the Amendment to the Implementation Rules for the Law for Promoting Private Education of the PRC (for Review and Approval), or the MOJ Draft, and an explanatory note soliciting public comments on the MOJ Draft which are due on September 10, 2018. As of the date of this annual report, the MOJ Draft has not yet been promulgated into law and when the MOJ Draft can be finalized and approved remains uncertain. The main changes compared to the current Implementation Rules for the Law for Promoting Private Education of the PRC in effect are as follows:

•

Article 5 of the MOJ Draft provides that FIEs incorporated and social organizations established in the PRC whose ultimate controlling owners are foreign nationals shall not invest or participate in investing, or have ultimate and actual control over, any private school engaged in compulsory education;

•

Article 12 of the MOJ Draft provides that the social organization that manages private schools within a group is prohibited from controlling any non-profit private schools through mergers and acquisitions, or franchising or controlling contracts. Clause 1(6) of the explanatory note to the MOJ Draft clarifies that, in view of the fact that some private schools are concurrently sponsored by, or operated by, the same sponsor, Article 12 of the MOJ Draft recognizes such operations of the existing group schools;

•

Article 16 provides that any institution that uses internet technology to engage in online education activities shall obtain the ICP license and make a filing with the education department of the relevant provincial government for records. Those institutions that provide academic education services through internet technology would need to obtain the private school operating permits; and

•

Article 45 provides that related party transactions by private education institutions shall be transparent, just and fair, and shall not jeopardize the interests of the state, the private education institutions, and the teachers and students. The private education institutions shall establish information disclosure mechanism for such transactions. Article 45 further provides that for agreements between non-profit private education institutions and their related parties, which involve material interests or are long-term and recurring, the relevant government authorities shall review and audit such agreements regarding their necessity, legitimacy and compliance.

Before the General Office of the State Council issued the Opinions on Regulating Development of After-school Education Institutions, or the State Council Opinions 80, on August, 22 2018, no nationwide regulation has been promulgated to regulate the establishment of additional learning centers outside the registered address of a school, and different provinces or cities have adopted different procedures. For example, in Beijing, Shenzhen and Guangzhou, an additional learning center shall be located in the same district where the private school is registered and the establishment of an additional learning center is subject to a prior approval or filing procedure with relevant education authority. In Shanghai, an additional learning center is allowed to be established across different district from where the school is registered, provided that it is approved by relevant education authority. According to the State Council Opinions 80, schools are allowed to establish additional learning centers both within the same district where the private school is registered and in different districts, subject to a prior approval from competent education authority where the learning center is located. Among the 63 self-owned learning centers operated by our 19 schools as of December 31, 2019 (other than the 17 self-owned learning centers operated by our non-school enterprise in Shanghai, four in Shijiazhuang, two in Wuxi, one in Beijing and two in Hong Kong), 19 are located in the same address where the schools are registered, one is located in the same address where the school is applying for registration, and 43 are located outside the registered addresses of those schools and thus are subject to approvals by or filings with local education authorities.

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

The State Council Opinions 80 provide guidance on the daily operation of after-school education institutions, including, among others: (1) for courses on primary and secondary school curriculum, key course information, including subjects, course schedules, and course syllabi, shall be filed with the local education administration authorities and made public, and the course progress shall not surpass the same-period progress of local primary schools and secondary schools; (2) no classes shall be arranged in conflict with the regular school time in local primary schools and secondary schools; (3) tutoring activities shall end no later than 8:30 p.m.; (4) no homework shall be assigned; (5) no scored examination, competition or ranking in connection with the courses of primary schools or secondary schools shall be arranged; (6) no more than three months of tuition fee can be collected in one time; and (7) no fees other than those that have been made public and no compulsory fund-raising for any purposes may be collected from the students.

On August 31, 2018, the General Office of the MOE promulgated the Circular regarding the Implementation of Special Measures and Rectification Work on the Private Education Institutions, which provides detailed requirements for the provincial education departments to enforce the State Council Opinions 80.

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

Foreign Investment in Private Education

In 1995, the National Development and Reform Commission, or NDRC, and MOFCOM promulgated the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, as amended from time to time. The Foreign Investment Catalog was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, jointly published by the NDRC and MOFCOM in 2018 and the Catalogue of Industries Encouraged for Foreign Investment, or the Encouraged Catalogue jointly published by the NDRC and MOFCOM in 2019. The Negative List was subsequently amended in 2019. In accordance with the current Foreign Investment Law that became effective on January 1, 2020, industries listed on neither the Negative List nor the Encouraged Catalogue are generally deemed “permitted” for foreign investment. Pursuant to the Encouraged Catalogue, non-academic occupational skill training education is categorized as an encouraged industry for foreign investors. Pursuant to the Negative List: (i) preschool education, high school education and higher education are restricted industries for foreign investors, and foreign investors are only allowed to invest in preschool education, high school education and higher education in cooperative ways and the domestic party shall hold a dominant position in the cooperation, and (ii) compulsory education, i.e., elementary school and middle school education, and religion-related education are prohibited industries for foreign investors. Other education related businesses that are not encouraged, restricted or prohibited fall into the permitted category. As such, our business falls into the category of permitted industry for foreign investment.

Sino-foreign cooperation in school operation is specifically governed by the amended Regulation on Operating Sino-foreign Schools of the PRC, which was promulgated by the State Council on March 1, 2003, as amended on July 18, 2013. In addition, The Implementing Rules for the Regulations on Operating Sino-foreign Schools became effective on July 1, 2004. Pursuant to these regulations, any foreign entity that invests in the education business in China through sino-foreign cooperation must be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and, to comply with PRC laws and regulations, have entered into a series of contractual arrangements with our VIE and its schools and shareholders.

On June 18, 2012, MOE issued the Implementation Opinions of MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these laws, regulations and opinions, the proportion of foreign capital in a PRC-foreign cooperative education institute shall be less than 50%.

Collection of Private Education Fees

Pursuant to the Interim Measures for the Management of the Collection of Private Education Fees, which was promulgated by NDRC, MOE and MOHRSS on March 2, 2005, the types and amounts of fees charged by a private school providing academic education shall be examined and verified by education authorities or the labor and social welfare authorities and approved by the governmental authorities regulating pricing. A private school that provides non-academic education shall file its pricing information with such governmental authorities and publicly discloses such information. If a school raises its tuition fee standards without obtaining the proper approval or making the relevant filing with the relevant government authorities, the school would be required to refund the additional tuition fees obtained through the fee rise and become liable for compensation of any losses incurred by its students in accordance with relevant PRC laws.

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

Regulations Related to Publishing and Distribution of Publications

The State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, on December 25, 2001, as amended on February 2, 2016. The Publication Regulations applies to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

In addition, the former General Administration of Press and Publication and MOFCOM issued the Administrative Regulations on Publications Market on July, 24, 2003, as amended on May 31, 2016. According to this regulation, any organization or individual engaged in general wholesale or retail distribution of publications shall obtain a Permit for Operating Publications Business.

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

Broadcasting Audio-Video Programs through the Internet or Other Information Network

On July 6, 2004, the former State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. This regulation applies to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by SARFT, and operate within the scope set forth in such license. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced the Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions on investment in audio/video broadcasting, web news and certain other businesses by non-state-owned companies. These decisions authorize SARFT, the Ministry of Culture, or MOC, and the former General Administration of Press and Publication, or GAPP, to adopt detailed implementation rules according to these decisions.

On December 20, 2007, SARFT and the former Ministry of Information Industry, or MII, jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was further amended on August 8, 2015. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain an “Internet audio/video program transmission license” from SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. On March 17, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service, or the Categories, as amended on March 10, 2017, which clarified the scope of Internet Audio-Visual Programs. According to the Categories, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education.

On June 1, 2016, the former State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, promulgated the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services. This regulation applies to “private network and targeted communication audiovisual program services,” i.e., the provision of radio and TV program and other audiovisual program services to the targeted audience with TV, and all types of handheld electronic equipment, etc., as terminal recipients, and through setting up virtual private network through local area networks and Internet or with Internet and other information networks as targeted transmission channels, including the provision of contents, integrated broadcast control, transmission and distribution, and other activities conducted by such forms as Internet protocol television (IPTV), private network mobile TV, and Internet TV. Whoever provides private network and targeted communication audiovisual program services, such as content provision, integrated broadcast control, and transmission and distribution, shall obtain a License for the Dissemination of Audiovisual Programs through Information Network in accordance with the Provisions on the Administration of Private Network and Targeted Communication Audiovisual Program Services.

Internet Culture Activities

On February 17, 2011, MOC promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was further amended on December 15, 2017. The Internet Culture Provisions requires ICP service providers engaging in commercial Internet culture activities to obtain a permit from the competent culture authority. Internet cultural activities includes (i) the production, duplication, importation, and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet, which mainly include Internet cultural products specially produced for the Internet, such as online music entertainment, online games, online shows and plays, online performances, online works of art and online cartoons, and Internet cultural products produced from cultural products such as music entertainment, games, shows and plays, performances, works of art, and cartoons through certain techniques and duplicate those to Internet for dissemination.

Internet Publishing

On February 4, 2016, SAPPRFT and MIIT jointly issued the Administrative Measures of Internet Publishing Services, or the Internet Publishing Measures. According to the Internet Publishing Measures, an online publishing services permit shall be obtained to provide online publishing services. Online publishing services refer to providing online publications to the public through information networks. Online publications refer to digital works with publishing features such as those having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by SAPPRFT.

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

Online and Distance Education

Pursuant to the Provisional Administrative Regulations on Educational Websites and Online and Distance Education Schools, or the 2000 Online Education Rules, issued by the MOE on July 5, 2000, educational websites and online education schools may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet Service Provider, or ISP. “Online education schools” refers to education websites that hold the relevant qualifications and provide academic education services or training services.

Under the 2000 Online Education Rules, setting up education websites and online education schools was subject to approval from relevant education authorities, depending on the specific categories of education. Such approval requirement was abolished by the State Council on February 3, 2016.

MOE and other five authorities jointly published the Implementation Opinion on Online Tutoring, or the MOE Online Tutoring Opinion, on July 12, 2019, which became effective on the same date. The MOE Online Tutoring Opinion restated certain requirements that apply to all after-school tutoring institutions and further provides that, among others: (i) online after-school tutoring institutions shall publicly disclose their teachers’ names, photographs, teachers’ qualifications and information related to fees, tuitions and refunds at prominent locations on their home page, and shall publicly disclose their foreign teachers’ education background and experience, if applicable; (ii) information including licenses (including ICP), cash management policies and procedures, privacy and information security systems, curriculum and teaching schedules, enrollment arrangements and teachers’ qualifications shall be filed with education administration authorities at the provincial level in accordance with the procedures to be promulgated by such education administration authorities; (iii) tutoring contents and data shall be retained for no less than one year and videos of live-streaming tutoring courses shall be retained for at least six months; (iv) the length and timing of classes shall be in compliance with the relevant requirements; (v) online after-school tutoring institutions shall adopt adequate cyber security and privacy protection policies, procedures and technical measures; (vi) online after-school tutoring institutions may not use prepaid tuitions for investment purposes and the amounts of prepayments shall be commensurate with the school’s tutoring capability; and (vii) prepaid tuitions collected from students each time should not exceed the fees for 60 classes (if students are charged according to the number of classes taken) or for a period of time exceeding three months (if students are charged according to the period of time enrolled).

MOE, together with seven other authorities, published the Opinion on Healthy Development of Online Education Applications on August 10, 2019, restating certain requirements on online education application providers, including: (i) online after-school tutoring institutions shall examine the teaching qualifications, education background and capabilities of their foreign teachers; (ii) online education application providers shall file the required information about themselves as well as their applications with education administration authorities at the provincial level in accordance with the procedures to be promulgated by MOE; (iii) online education application providers whose applications mainly target children shall limit the length of screen time, specify the age group of target users, and strictly review the contents of the applications; (iv) collection of personal information of children shall require a permission from the guardians of the children; (v) online education application providers shall adopt data security policies and procedures covering the collection, storage, transfer, uses and other respects of personal information, and shall set up real-name verification procedures for users; and (vi) education authorities at the provincial level shall set up negative lists with respect to online education applications.

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

Under the above regulations, franchise operations refer to a license by an enterprise owner of registered trademarks, enterprise logos, patents, or proprietary technologies or other business resources, or franchisor, to another business operator, or franchisee, to use such business resources owned by the franchisor, through a contractual arrangement, where the franchisee operates the business according to a uniform business model stipulated under the contract and pay the franchisor franchising fees.

When engaging in a franchise operation, a franchisor and a franchisee shall enter into a written franchise contract containing several key elements, such as basic information of the franchisor and the franchisee, and the terms and conditions of the franchise operation. A franchisor shall file with MOFCOM or its local office within 15 days from the date of entering into a franchise contract with a franchisee for the first time, and shall report to the filing agency on information on franchise contracts executed, revoked, terminated or renewed in the preceding year before March 31 of each year.

Given that our franchised learning centers are owned and operated by our franchise partners, and we only provide franchise services to our franchise partners rather than operating those franchised learning centers directly, the regulations related to foreign investment in the education industry do not apply to our franchising activities. Beijing Step Ahead, our VIE, is the entity owning business resources, including certain registered trademarks and logos, and entering into franchise agreements with our franchise partners. Beijing Step Ahead has filed with MOFCOM all the franchise agreements that have been executed as of December 31, 2019.

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

To address copyright infringement related to contents posted or transmitted over the Internet, the National Copyright Administration and MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet, effective May 30, 2005.

Trademark

Pursuant to the amended Trademark Law of the PRC, or the Trademark Law, effective May 1, 2014, registered trademarks refer to trademarks that have been approved and registered by the Trademark Office of the State Administration for Industry & Commerce, which include commodity trademarks, service trademarks, collective marks and certification marks. The trademark registrant shall enjoy an exclusive right to use the trademarks, which shall be protected by law. On April 23, 2019, the NPC Standing Committee promulgated the latest amendment to the PRC Trademark Law, which came into effect on November 1, 2019. The latest amendment to the Trademark Law additionally provides that, among other things, (i) an application for registration of a malicious trademark not for use shall be rejected, (ii) those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines based on the circumstances; and (iii) those who file malicious trademark lawsuits shall be punished by the people’s court according to applicable laws.

Domain name

Pursuant to the Administrative Measures for Internet Domain Names promulgated by MIIT, effective November 1, 2017, a domain name refers to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol (IP) address of that computer, and the principle of “first come, first serve” is followed for the domain name registration service. Domain name applicants shall provide true, accurate and complete identification of the domain name holder as requested by the domain name registration service provider. The domain names registered or used by an organization or individual shall not contain any contents prohibited by laws or administrative regulations.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate PRC authorities or banks authorized by appropriate PRC authorities is required where RMB funds are to be converted into a foreign currency and remitted out of China to pay capital expenses.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the foreign exchange procedures. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of profits and dividends in foreign currencies by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer restricted from extending cross-border loans to their offshore subsidiaries and are allowed to provide loans to their offshore parents and affiliates, and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange transactions relating to direct investments in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments. On January 26, 2017, SAFE issued SAFE Circular 3, which stipulates several capital control measures with respect to outbound remittances of profits from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.

Regulations Related to Employee Share Incentive Awards Granted by Listed Companies

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to complete the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the share incentive plans if there are any material changes to the share incentive plans, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted incentive shares are subject to these regulations.

Regulations Related to Foreign Direct Investment in the PRC

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020 and has replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its regulatory regime with respect to foreign investments in line with the prevailing international practices and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. The implementing rules of the Foreign Investment Law were promulgated by the State Council of the PRC on December 26, 2019, which became effective on January 1, 2020.

Pursuant to the Foreign Investment Law and its implementation rule, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

In accordance with the Foreign Investment Law, NDRC and MOFCOM jointly published the Catalogue for Special Administrative Measures (Negative List) for Foreign Investment Access, or the “Negative List” for foreign investments, on June 28, 2018, and the Industry Catalogue for Encouraged Foreign Investments on June 30, 2019. The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in the industries categorized as “restricted” or “prohibited” on the Negative List. The Foreign Investment Law provides that foreign invested entities operating in the industries restricted or prohibited for foreign investments will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established under the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the Foreign Investment Law became effective.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except under special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted into and out of China in RMB or a foreign currency. Where a license is required for investing in certain industries, foreign investors must apply for such license, and the government must treat applications by foreign-invested enterprises in the same way as an application by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or foreign-invested enterprises are required to file information reports, and foreign investment shall be subject to the national security review. Also, foreign investors or the foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Regulations Related to Loans to the PRC Entities by Offshore Holding Companies and Cross-border Guarantee

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on August 27, 1987, the Implementing Rules on Statistics and Supervision of Foreign Debt by SAFE on September 24, 1997, and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, NDRC and MOFCOM which became effective on March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under these regulations, the total amount of accumulated medium- and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, and registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners. On April 28, 2013, SAFE promulgated the Measures for the Administration of Foreign Debt Registration, further formulating the registration requirements of foreign debts.

On January 11, 2017, People’s Bank of China promulgated Notice on Matters relating to the Macro-Prudential Management of All Cross-Border Financing, or the Circular 9. Under the Circular 9, a PRC company may borrow cross-border loans up to two times, or the then applicable statutory multiple, the amount of its net asset, calculated in accordance with PRC GAAP. This is referred to as the Net Assets Limit. An FIE may borrow cross-border loans up to (i) the amount of the difference between its registered total investment amount and registered capital, or (ii) the Net Assets Limit, at its election. PRC companies shall report the information on the execution of cross-border financing contracts to the capital account information system of the SAFE for recordation after the execution date but no later than three working days before the drawdown date.

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

(1)

As of March 31, 2020, 1.7% equity interests were held by other non-public shareholders, including certain directors, senior management and key employees in the company. See “Item 6. Directors, Senior Management and Employees – E. Share Ownership.

(2)

We acquired 100% equity interest in Edge Franchising Co. Limited from the Edge Learning Centers Limited in November 2017. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

(3)	As of December 31, 2019, we had one franchised learning center in Singapore that was operated by our franchise partner in Singapore through a franchise agreement with Edge Franchising Co. Limited.
(4)	As of December 31, 2019, we had two self-owned learning centers in Hong Kong that were operated through Rise Education International Limited.
(5)

Mr. Peng Zhang, a former employee of an affiliate of our principal shareholder, Bain Capital Rise Education IV Cayman Limited, and Mr. Yiding Sun, our vice chairman and director, holding 80% and 20% of the VIE’s equity interests, respectively.

(6)	The remaining 49% equity interests are owned by an unrelated third party.
(7)

Under PRC law, entities and individuals who establish and maintain ownership interests in private schools are referred to as “sponsors.” The rights of sponsors vis-à-vis private schools are similar to those of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the rights to receive returns on investment and the distribution of residual properties upon termination and liquidation. As of December 31, 2019, we had established 19 private schools in China to operate our network of self-owned learning centers. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Item 4. Information of the Company—B. Business Overview—Regulations Related to Private Education in the PRC—The Law for Promoting Private Education and Its Implementation Rules.”

(8)

Learning centers are not legal entities under PRC law. As of December 31, 2019, we had 87 self-owned learning centers across China, 63 of which were operated by the 19 schools for which we are the sponsor and 24 of which were operated by non-school enterprises.

(9)	Consulting Services Agreement.
(10)	Loan Agreements, Proxy Agreement, Call Option Agreement, Equity Pledge Agreement, Business Cooperation Agreement.
(11)	Proxy Agreement, Business Cooperation Agreement, Service Agreement, Call Option Agreement and Equity Pledge Agreement, Service Agreement, Consulting Service Agreement and License Agreement.
(12)	License Agreements, License Agreements with respect to the Management System, Service Agreements, and Framework Agreements on Purchase of Teaching Materials.

Contractual Arrangements among Our VIE, Its Schools, Its Shareholders and Us

Due to the PRC legal restrictions on foreign investment in and ownership of entities engaged in the education industry, we operate our business through our VIE and its subsidiaries and schools. PRC laws and regulations currently require any foreign entity that invests in the education industry in China to be an educational institution with relevant experience in providing educational services outside of China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, our offshore holding companies are not allowed to directly engage in the education industry in China. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements with our VIE and its schools and its shareholders, through which we are able to consolidate the financial results of our VIE and its subsidiaries and schools. These contractual arrangements allow us to:

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

If our PRC affiliated entities, Mr. Peng Zhang or Mr. Yiding Sun fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our affiliated entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead for our operations in China, which may not be as effective in providing control as direct ownership.” If we are unable to maintain effective control over our affiliated entities, we will not be able to continue consolidating the financial results of our affiliated entities into our financial results. In 2017, 2018 and 2019, our consolidated affiliated entities contributed 94%, 92% and 94%, respectively, of our total revenues. Further, we rely on dividends and other distributions paid to us by our offshore and PRC subsidiaries, which in turn depends on the service or royalty fees paid from our VIE, its subsidiaries and schools in the PRC. In practice, we evaluate on a case-by-case basis the performance and future plans of our VIE and schools before determining the amount of fees we will collect from them. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and restrictions on foreign investment, among others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on dividends, fees and other distributions paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could hinder our ability to conduct our business.”

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

Equity pledge agreement

In order to secure the performance of the VIE and its shareholders under the contractual arrangements, each shareholder of the VIE has undertaken to pledge all of their shares in the VIE to us. The share pledge has been registered with local PRC authorities. If the VIE or any of its shareholders breaches or defaults under any of the contractual arrangements, we have the right to require the transfer of the pledged equity interests in the VIE to us or our designee, to the extent permitted by laws, or require a sale of the pledged equity interest and have priority in any proceeds from the auction or sale of such pledged interests. Moreover, we have the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Unless the VIE and its shareholders have fully performed all of their obligations in accordance with the contractual arrangements and all debts have been fully paid by them to us, the equity pledge agreement will continue to remain in effect.

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

Consulting services agreements

In 2014, Rise HK entered into a consulting service agreement with each of the WFOE and the VIE, under which Rise HK provided technical and business support services to the WFOE or the VIE, including development of the annual teaching plans and courseware, reviewing the academic department’s implementation plans and budgets, evaluating the development results, and making decisions to carry out the newly-developed teaching plans and courseware. In return, each of the WFOE and the VIE agreed to pay a service fee to Rise HK. The term of this agreement was five years, renewable for another five years automatically unless one party does not consent.

On June 28, 2019, Rise HK entered into a new consulting service agreement with the WFOE, replacing the consulting service agreement with the WFOE entered in 2014. Under this new consulting service agreement, Rise HK provides strategic consulting services to the WFOE, including consulting services with respect to strategic planning on curriculum products and strategic consultation on curriculum products, and the WFOE agrees to pay a service fee to Rise HK. The initial term of this agreement is five years, which will be renewed for another five years automatically unless one party does not consent.

The consulting service agreement entered into between Rise HK and the VIE in 2014 was terminated as of June 28, 2019.

License agreement and service agreement with the VIE

In 2014, the WFOE entered into a service agreement with the VIE, under which the WFOE provided certain services to the VIE, including designing of teaching plans, licensed use of the business management system developed by the WFOE and sale of textbooks and training materials to our franchise partners who signed the franchise agreements with the VIE. In return, the VIE was required to pay certain service fees to the WFOE. The term of this agreement was five years, renewable for another five years automatically unless the parties terminate this agreement in writing.

On June 28, 2019, the WFOE entered into a new service agreement, a consulting service agreement and a license agreement with the VIE, replacing the 2014 service agreement and our earlier license agreement. Under these agreement, the WFOE (i) authorizes the VIE to use our courseware and trademarks as well as the business management system developed by the WFOE, and (ii) provides certain services, including services with respect to academic support, branding, marketing and promotion support, customer service support and administrative support, to the VIE. In return, the VIE is required to pay royalties and service fees to the WFOE. The initial term of each of these agreements is five years, renewable for another five years automatically unless the parties terminate this agreement in writing.

License agreements and services agreements with schools

The WFOE entered into a license agreement and a comprehensive service agreement with each of the schools under the VIE pursuant to which the WFOE provided certain services to these schools, including design of teaching plans, licensed use of the business management system developed by the WFOE, market promotion and operation support, as well as authorizing these schools to use our courseware and trademarks. In return, each of the schools was required to pay certain service royalties and fees to the WFOE. The initial term of each of these agreements was five years, renewable for another five years automatically unless the parties terminate this agreement in writing.

These agreements were terminated as of June 28, 2019, and replaced with a license agreement, a license agreement with respect to the management system, a service agreement and a framework agreement on purchase of teaching materials between the WFOE and each of the schools under the VIE dated as of the same date. Under these agreements, the WFOE continues to (i) authorize these schools to use our courseware and trademarks as well as the management systems developed by the WFOE, (ii) provide certain services, including services with respect to academic support, enrollment support, human resources support, financial management support, legal support, customer support, internet technology support and administrative support, to these schools, and (iii) sell our teaching materials to these schools at agreed upon prices. Each of the schools is required to pay royalties and service fees to the WFOE for the licenses and services provided by the WFOE. The initial term of each of these agreements is five years, renewable for another five years automatically unless the parties terminate this agreement in writing.

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

Fangda Partners, our counsel as to PRC law, is of the view that the contractual arrangements among Rise HK, the WFOE, the VIE and its schools and shareholders which are governed by the laws of the PRC are valid, binding and enforceable in accordance with their terms and applicable laws, regulations or rules currently in effect in the PRC, and do not result in any violation of such laws, regulations or rules currently in effect. However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of applicable laws, regulations or rules currently in effect in the PRC, and the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our counsel as to PRC law. Moreover, if the VIE, its subsidiaries and schools or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights as the primary beneficiary under these agreements. See “Item 3. Key Information—D. Risks Factors—Risks Related to Our Corporate Structure.”

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

We lease a total area of approximately 106,016 square meters for self-owned learning centers as of December 31, 2019. These lease arrangements are typically for a period of at least five years, and are renewable upon mutual consent at the end of the lease period. Our franchise partners are responsible for entering into the lease arrangements for the premises on which our franchised schools are operated.

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

Overview

We are a leading service provider in China’s junior ELT market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged three to 18. We pioneered the “subject-based learning” teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science are used to teach English. We had 25,862 and 29,049 new students enrolled in 2018 and 2019, and 49,365 and 54,383 students in class as of December 31, 2018 and 2019, respectively, for our regular courses at self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to 12 and 13 to 18, respectively.

We devote significant resources to curriculum development to ensure that our course offerings are up-to-date, engaging and effective. As of December 31, 2019, we had 2,315 teachers in self-owned learning centers. The quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.

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

At the same time, our results are subject to changes in the regulatory regime governing China’s education industry. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, standards for operating facilities, limitations on foreign investments in the education industry, and the effectiveness of the amended Law on the Promotion of Private Education and the implementation rules issued by local governments in China.

While our business is influenced by factors affecting the junior ELT market in China generally, we believe our results of operations are more directly affected by company-specific factors, including the major factors highlighted below.

Number of Students

We derive a large portion of our revenues from tuition and fees that we charge for our educational programs. Total students in class for our regular courses at self-owned learning centers increased by 15.1% from 42,873 as of December 31, 2017 to 49,365 as of December 31, 2018, and further by 10.2% to 54,383 as of December 31, 2019. New students enrolled for our regular courses at self-owned learning centers increased by 2.8% from 25,164 in 2017 to 25,862 in 2018, and further by 12.3% to 29,049 in 2019. Growth in our total students in class and new students enrolled depends on our ability to retain our current students and to recruit new students. Our ability to retain existing students is largely dependent on the variety and quality of our course offerings, the quality of teachers and the overall satisfaction of students and their parents with the educational services we offer. Our ability to recruit new students is largely dependent on our reputation and brand recognition, which are affected by our branding activities and other selling and marketing efforts.

Number of Self-Owned Learning Centers

Our revenue growth is also driven by the number of self-owned learning centers, which directly affects our total students in class and new students enrolled. Our ability to increase the number of self-owned learning centers depends on a variety of factors, including identifying suitable locations and hiring qualified teachers and other necessary personnel for the new learning centers.

The number of self-owned learning centers has grown steadily in recent years, increasing from 64 as of December 31, 2017 to 76 as of December 31, 2018, and further to 89 as of December 31, 2019. As our network grows in size, we believe that our large scale strengthens our brand, which in turn supports the further growth of our network.

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

Scale and Success of Our Franchise Business

We derive revenues from our franchise business through initial or renewal franchise fees, recurring franchise fees and the sale of individual course materials. Revenues from initial franchise fees are derived when we enter into arrangements with a franchise partner to open new franchised learning centers, and are mainly affected by the number of new franchised learning centers. We also receive renewal franchise fees from our existing franchise partners when they renew their franchise agreements. We also derive revenues from the sale of individual course materials and recurring franchise fees based on an agreed percentage of each franchised learning center’s collected tuition fees. Such revenues are primarily driven by the total number of franchised learning centers and students enrolled at such franchised learning centers. The scale of our franchise business largely depends on our ability to attract and retain more franchise partners, the ability of our franchise partners to successfully launch new franchised learning centers, as well as the ability of our franchise partners to operate effectively, attract new students and retain existing students.

We have achieved steady growth of franchised learning centers in recent years. The number of franchised learning centers increased from 206 as of December 31, 2017 to 304 as of December 31, 2018, and further to 383 as of December 31, 2019. We expect the number of franchised learning centers to continue to grow.

Level of Our Costs and Expenses and Operating Efficiency

Our ability to manage the costs and expenses of our operations directly affects our profitability.

Our cost of revenues primarily consists of personnel costs and rental costs for our learning centers. Variable costs such as salary and benefits for teachers generally increase with the increase of course delivering following the enrollment of new students. We strive to utilize our complementary products and other online technologies to facilitate the teaching at our learning centers and to enhance overall operating efficiency. Fixed costs, such as rental costs and other employee costs at self-owned learning centers, remain relatively stable. In general, learning centers with more students in class yield higher gross margins.

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses.

Going forward, we expect that our total costs and expenses will increase in line with the expansion of our network of learning centers. We also plan to improve our operating efficiency and increase economies of scale.

Description of Certain Statement of Income Items

Revenues

We generate revenues primarily from educational programs, franchise fees and other revenues. The table below sets forth the breakdown of our revenues, both in absolute amount and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Educational programs	835,065	86.2	1,097,619	86.3	1,324,654	190,274	86.6
Franchise revenues	100,013	10.3	125,341	9.9	156,509	22,481	10.2
Other revenues	34,197	3.5	48,928	3.8	48,284	6,936	3.2

Revenues	969,275	100.0	1,271,888	100.0	1,529,447	219,691	100.0

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

As of December 31, 2017, 2018 and 2019, we recorded deferred revenue and customer advances of RMB812.8 million, RMB1,038.8 million and RMB756.0 million (US$108.6 million), respectively, which are primarily from our educational programs and, to a lesser extent, from our franchise business. Given that our tuition and fees are collected in advance, we expect to generate sufficient cash from our operating activities to meet our working capital and capital expenditure needs.

We generate other revenues primarily from Can-Talk and other courses and complimentary products, including Rise Overseas Study Tours, Rise Camps, Rise Workshop and courses and services for test preparation and college admission.

Cost of Revenues

Our cost of revenues consists primarily of (i) personnel costs, including teachers’ costs and, to a lesser extent, costs relating to our franchise service and supervision team and research and curriculum development team, (ii) rental costs, (iii) share-based compensation and (iv) others, including amortization of intangible assets, construction and design costs, course materials cost and other operating costs incurred to operate self-owned learning centers. Amortization of intangible assets includes amortization of courseware licenses, student base and franchise agreements that were mainly acquired as part of the acquisition of our business by RISE Education in 2013, or the 2013 acquisition. We expect cost of revenues to increase in line with our expansion of business. The table below sets forth a breakdown of our cost of revenues for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Personnel costs	159,932	16.5	227,691	17.9	298,710	42,907	19.5
Rental costs	146,678	15.2	181,457	14.3	220,912	31,732	14.4
Share-based compensation	17,063	1.8	1,315	0.1	2,617	376	0.2
Others	128,547	13.2	166,067	13.0	172,454	24,771	11.3

Total	452,220	46.7	576,530	45.3	694,693	99,786	45.4

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The table below sets forth our operating expenses, both in absolute amount and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Selling and marketing	177,993	18.4	245,662	19.3	307,339	44,146	20.1
General and administrative	339,690	35.0	242,084	19.0	304,626	43,757	19.9
Total operating expenses	517,683	53.4	487,746	38.3	611,965	87,903	40.0

Selling and marketing expenses

Our selling and marketing expenses consist primarily of (i) general marketing channel and personnel expenses, and (ii) branding and promotional expenses, including market channel expenses. We expect that our selling and marketing expenses will continue to increase in absolute amounts as we continue to market our products and expand into new geographic regions. We also recorded amortization of trademarks used for brand promotion acquired as part of the 2013 acquisition under selling and marketing expenses.

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
Revenues:
Educational programs(1)	835,065	86.2	1,097,619	86.3	1,324,654	190,274	86.6
Franchise revenues(1)	100,013	10.3	125,341	9.9	156,509	22,481	10.2
Other revenues(1)	34,197	3.5	48,928	3.8	48,284	6,936	3.2

Total	969,275	100.0	1,271,888	100.0	1,529,447	219,691	100.0
Cost of revenues	(452,220)	(46.7)	(576,530)	(45.3)	(694,693)	(99,786)	(45.4)

Gross profit	517,055	53.3	695,358	54.7	834,754	119,905	54.6
Operating expenses:
Selling and marketing	(177,993)	(18.4)	(245,662)	(19.3)	(307,339)	(44,146)	(20.1)
General and administrative	(339,690)	(35.0)	(242,084)	(19.0)	(304,626)	(43,757)	(19.9)

Total operating expenses	(517,683)	(53.4)	(487,746)	(38.3)	(611,965)	(87,903)	(40.0)

Operating (loss)/income	(628)	—	207,612	16.3	222,789	32,002	14.6
Interest income	19,559	2.0	26,376	2.1	17,952	2,579	1.2
Interest expense	(26,589)	(2.7)	(33,803)	(2.7)	(34,093)	(4,897)	(2.2)
Foreign currency exchange gain/(loss)	388	—	(1,383)	(0.1)	(1,506)	(216)	(0.1)
Other income, net	6,594	0.7	15,397	1.2	10,115	1,452	0.7

(Loss)/Income before income tax expense	(676)	—	214,199	16.8	215,257	30,920	14.1
Income tax expense	(52,924)	(5.5)	(71,763)	(5.6)	(70,697)	(10,155)	(4.6)

Net (loss)/income	(53,600)	(5.5)	142,436	11.2	144,560	20,765	9.5
Net loss attributable to non-controlling interests	5,626	0.6	522	—	3,540	508	0.2

Net (loss)/income attributable to RISE Education Cayman Ltd	(47,974)	(4.9)	142,958	11.2	148,100	21,273	9.7

Non-GAAP Financial Measures:
EBITDA(2)	56,064		279,852		301,419	43,296
EBITDA margin(3)	5.8%		22.0%		19.7%		19.7%
Adjusted EBITDA	242,510		300,204		349,308	50,175	349,308
Adjusted EBITDA margin	25.0%		23.6%		22.8%		22.8%
Non-GAAP net income attributable to RISE Education Cayman Ltd	144,954		179,932		213,363	30,647	213,363

(1)

To be consistent with our management reporting framework, revenues from educational programs include revenues generated by The Edge starting from the first quarter of 2019. Revenues from educational programs in previous years have been adjusted to conform to the presentation in 2019.

(2)

To see how we define and calculate EBITDA, a reconciliation between EBITDA and net (loss)/income and a discussion about the limitations of non-GAAP financial measures, see “—Non-GAAP Financial Measures.”

(3)	EBITDA margin is calculated by dividing EBITDA by revenues.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 20.3% from RMB1,271.9 million in 2018 to RMB1,529.4 million (US$219.7 million) in 2019. This increase was primarily attributable to an increase of RMB227.0 million (US$32.6 million) in revenues from educational programs.

•

Educational programs. Our revenues from educational programs increased by 20.7% from RMB1,097.6 million in 2018 to RMB1,324.7 million (US$190.3 million) in 2019. This increase was primarily due to (i) an increase in students in class for our regular courses at self-owned learning centers, and (ii) an increase in prices for our regular courses from the beginning of the year.

•

Franchise revenues. Our franchise revenues increased by 24.9% from RMB125.3 million in 2018 to RMB156.5 million (US$22.5 million) in 2019. This increase was primarily due to increases in the recurring franchise fees from our existing franchised learning centers in 2019 as well as initial and renewal franchise fees for franchised learning centers that were either new or renewed their franchise agreements with us. The number of franchised learning centers increased from 304 as of December 31, 2018 to 383 as of December 31, 2019.

•	Other revenues. Our other revenues decreased by 1.3% from RMB48.9 million in 2018 to RMB48.3 million (US$6.9 million) in 2019.

Cost of revenues

Our cost of revenues increased by 20.5% from RMB576.5 million in 2018 to RMB694.7 million (US$99.8 million) in 2019, primarily due to increases in both rental costs and personnel costs. Rental costs increased as we further expanded our operations in 2019, while the increase in personnel costs was primarily attributable to an increase of teacher headcount, total course teaching hours and teacher compensation at our self-owned learning centers.

Gross profit

As a result of foregoing, our gross profit increased by 20.0% from RMB695.4 million in 2018 to RMB834.8 million (US$119.9 million) in 2019. We had gross margins of 54.7% in 2018 and 54.6% in 2019. Excluding the impact of share-based compensation and amortization of intangible assets arising from the 2013 acquisition, gross profit for the full year of 2019 was RMB851.5 million (US$122.3 million), and gross margin was 55.7%.

Selling and marketing expenses

Our selling and marketing expenses were RMB307.3 million (US$44.1 million) in 2019, as compared with RMB245.7 million in 2018. This increase was primarily due to a headcount increase and an incentive-related salary raise for the Company’s marketing staff. Our selling and marketing expenses accounted for 19.3% and 20.1% of our revenues in 2018 and 2019, respectively.

General and administrative expenses

Our general and administrative expenses increased by 25.8% from RMB242.1 million in 2018 to RMB 304.6 million (US$43.8 million) in 2019. This increase was primarily attributable to (i) increased share-based compensation expenses associated with new option grants during the second quarter of 2019, (ii) an increase in personnel costs and rental costs associated with our expanding business, and (iii) an increase in professional service fees related to acquisitions and our strategic projects. Our general and administrative expenses accounted for 19.0% and 19.9% of our revenues in 2018 and 2019, respectively.

Operating income

As a result of the foregoing, we had an operating income of RMB222.8 million (US$32.0 million) in 2019, compared to an operating income of RMB207.6 million in 2018. Excluding the impact of share-based compensation expenses, amortization of intangible assets in the 2013 acquisition, IPO-related expenses and one-off expenses, our operating income was RMB244.6 million and RMB288.1 million (US$41.4 million) in the full year of 2018 and 2019, respectively.

Interest income, interest expense, foreign currency exchange loss and other income, net

We had interest income of RMB26.4 million and RMB18.0 million (US$2.6 million) in 2018 and 2019, respectively, which are primarily from our holdings of interest-bearing short-term investments. We had interest expense of RMB33.8 million and RMB34.1 million (US$4.9 million) in 2018 and 2019, respectively. We had foreign exchange losses of RMB1.4 million and RMB1.5 million (US$0.2 million) in 2018 and 2019, respectively. We had other net income of RMB15.4 million and RMB10.1 million (US$1.5 million) in 2018 and 2019, respectively.

Income before income tax expense

As a result of the foregoing, we had income before income tax expense of RMB215.3 million (US$30.9 million) in 2019, compared to RMB214.2 million in 2018.

Income tax expense

We had an income tax expense of RMB71.8 million and RMB70.7 million (US$10.2 million) in 2018 and 2019, respectively.

Net income/ (loss)

As a result of the foregoing, we had net income of RMB144.6 million (US$20.8 million) in 2019, compared to RMB142.4 million in 2018. Excluding the impact of share-based compensation, amortization of intangible assets in the 2013 acquisition, IPO-related expenses, one-off expenses as well as impact on income tax expenses, net income increased from RMB179.4 million for the full year 2018 to RMB209.8 million (US$30.1 million) in 2019, which was primarily due to higher revenues.

EBITDA

EBITDA, which is net income or loss before interest, taxes, depreciation and amortization, was RMB301.4 million (US$43.3 million) in 2019, compared to RMB279.9 million in 2018. Adjusted EBITDA for the full year of 2019 was RMB349.3 million (US$50.2 million), which increased by 16.4% compared with RMB300.2 million for the full year of 2018. For a discussion of the limitations associated with using EBITDA rather than U.S. GAAP measures and a reconciliation of RMB156.9 million (US$22.5 million) to net income or loss, see “—Non-GAAP Financial Measures”.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 31.2% from RMB969.3 million in 2017 to RMB1,271.9 million (US$185.0 million) in 2018. This increase was primarily attributable to an increase of RMB240.5 million (US$35.0 million) in revenues from educational programs.

•

Educational programs. Our revenues from educational programs increased by 31.4% from RMB835.1 million in 2017 to RMB1,097.6 million in 2018. This increase was primarily due to an increase in students in class for our regular courses at self-owned learning centers. The increase in students in class was attributable to (i) higher retention rate for existing students at existing learning centers as they matured as well as an increase in new students enrolled due to greater sales and marketing efforts in 2018; and (ii) an increase in the number of self-owned learning centers, from 64 as of December 31, 2017 to 76 as of December 31, 2018.

•

Franchise revenues. Our franchise revenues increased by 25.2% from RMB100.0 million in 2017 to RMB125.2 million in 2018. This increase was primarily due to increases in the recurring franchise fees from our existing franchised learning centers in 2018 as well as initial and renewal franchise fees for franchised learning centers that were either new or renewed their franchise agreements with us. The number of franchised learning centers increased from 206 as of December 31, 2017 to 304 as of December 31, 2018.

•

Other revenues. Our other revenues increased by 43.1% from RMB34.2 million in 2017 to RMB48.9 million in 2018. The increase was primarily due to an increase in revenues generated from business acquired from the Edge acquisition, as well as our increasingly diversified complementary educational products such as Rise Overseas Study Tour and Can-Talk online education program.

Cost of revenues

Our cost of revenues increased by 27.5% from RMB452.2 million in 2017 to RMB576.5 million in 2018, primarily due to increases in both rental costs and personnel costs. Rental costs increased as we further expanded our operations in 2018, while the increase in personnel costs was primarily attributable to an increase of teacher headcount and total course teaching hours at self-owned learning centers.

Gross profit

As a result of the foregoing, our gross profit increased by 34.5% from RMB517.1 million in 2017 to RMB695.4 million in 2018. We had gross margins of 53.3% in 2017 and 54.7% in 2018. Excluding the impact of share-based compensation and amortization of intangible assets arising from the 2013 acquisition, gross profit for the full year of 2018 was RMB710.2 million, and gross margin was 55.8%.

Selling and marketing expenses

Our selling and marketing expenses were RMB245.7 million in 2018, as compared with RMB178.0 million in 2017. This increase was primarily due to an increase in marketing channel expenses and personnel costs associated with our expanding network of self-owned learning centers. Our selling and marketing expenses accounted for 18.4% and 19.3% of our revenues in 2017 and 2018, respectively.

General and administrative expenses

Our general and administrative expenses decreased by 28.7% from RMB339.7 million in 2017 to RMB242.1 million in 2018. This decrease was primarily attributable to share-based compensation expense recognized upon IPO, IPO-related expenses, and one-off expenses recognized in the fourth quarter of 2017 which were non-recurring, which were partially offset by increased personnel costs and office expenses in support of our expanding business. Our general and administrative expenses accounted for 35.0% and 19.0% of our revenues in 2017 and 2018, respectively.

Operating income/(loss)

As a result of the foregoing, we had an operating income of RMB207.6 million in 2018, compared to an operating loss of RMB0.6 million in 2017. Excluding the impact of share-based compensation expenses, amortization of intangible assets in the 2013 acquisition, IPO-related expenses and one-off expenses, our operating income was RMB202.8 million and RMB244.6 million in the full year of 2017 and 2018, respectively.

Interest income, interest expense, foreign currency exchange loss and other income, net

We had interest income of RMB19.6 million and RMB26.4 million in 2017 and 2018, respectively, which are primarily from holdings of interest-bearing short-term investments. We had interest expense of RMB26.6 million and RMB33.8 million in 2017 and 2018, respectively. We had foreign currency exchange gain of RMB0.4 million and foreign exchange loss of RMB1.4 million in 2017 and 2018, respectively. We had other income, net of RMB6.6 million and RMB15.4 million in 2017 and 2018, respectively.

Income before income tax expense

As a result of the foregoing, we had income before income tax expense of RMB214.2 million in 2018, compared to loss before income tax expense of RMB0.7 million in 2017.

Income tax expense

We had an income tax expense of RMB52.9 million and RMB71.8 million in 2017 and 2018, respectively.

Net income/ (loss)

As a result of the foregoing, we had net income of RMB142.4 million in 2018, compared to net loss of RMB53.6 million in 2017. Excluding the impact of share-based compensation, amortization of intangible assets in the 2013 acquisition, IPO-related expenses, one-off expenses as well as impact on income tax expenses, net income increased from RMB139.3 million for the full year 2017 to RMB179.4 million in 2018, which was primarily due to higher revenues.

EBITDA

EBITDA, which is net income or loss before interest, taxes, depreciation and amortization, was RMB279.9 million in 2018, compared to RMB56.1 million in 2017. Adjusted EBITDA for the full year of 2018 was RMB300.2 million, which increased by 23.8% comparing with RMB242.5 million for the full year of 2017. For a discussion of the limitations associated with using EBITDA rather than U.S. GAAP measures and a reconciliation of RMB137.4 million to net income or loss, see “—Non-GAAP Financial Measures”.

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

EBITDA is defined as net income or loss before interest, taxes, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of revenues. We believe that EBITDA and EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results. Adjusted EBITDA excludes IPO-related expenses, one-off expenses and share-based compensation from EBITDA. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of revenues. Non-GAAP net income excludes share-based compensation, intangible assets amortization arising from the 2013 acquisition, IPO-related expenses, one-off expenses, and the impact on income tax expenses. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The tables below present reconciliations of EBITDA, adjusted EBITDA and non-GAAP net income to net (loss)/income, as well as EBITDA margin and adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(thousands, except for EBITDA margin)
Net income/(loss)	(53,600)	142,436	144,560	20,765
Add: Depreciation	29,246	36,027	45,375	6,518
Add: Amortization	20,465	22,199	24,646	3,540
Add: Interest expense	26,588	33,803	34,093	4,897
Add: Income tax expense	52,924	71,763	70,697	10,155
Less: Interest income	19,559	26,376	17,952	2,579

EBITDA	56,064	279,852	301,419	43,296

Add: Share-based compensation	95,307	20,352	47,889	6,879
Add: IPO-related expenses	52,907	—	—	—
Add: One-off expenses	38,232	—	—	—
Adjusted EBITDA	242,510	300,204	349,308	50,175
EBITDA margin	5.8%	22.0%	19.7%
Adjusted EBITDA margin	25.0%	23.6%	22.8%
Net income/(loss)	(53,600)	142,436	144,560	20,765
Add: Share-based compensation	95,307	20,352	47,889	6,879
Add: IPO-related expenses	52,907	—	—	—
Add: One-off expenses	38,232	—	—	—
Add: Income tax expenses	(10,532)	—	—	—
Add: Amortization of intangible assets in 2013 acquisition	17,014	16,622	17,374	2,495
Non-GAAP net income	139,328	179,410	209,823	30,139

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2017, 2018 and 2019, we had RMB1,084.9 million, RMB1,316.8 million and RMB1,022.8 million (US$146.9 million), respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash, cash equivalents and restricted cash are primarily denominated in Renminbi.

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

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In September 2017, we paid cash dividends totaling US$87.0 million to our shareholders and we did not make any dividend payment to our shareholders in 2018 and 2019.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(thousands)
Net cash generated from/(used in) operating activities	350,100	380,034	(39,854)	(5,725)
Net cash used in investing activities	(53,067)	(100,875)	(114,716)	(16,478)
Net cash generated from/(used in) financing activities	137,402	(57,306)	(140,732)	(20,215)
Effect of foreign exchange rate changes on cash and cash equivalents	(6,228)	10,037	1,342	193
Net increase in cash, cash equivalents and restricted cash	428,207	231,890	(293,960)	(42,225)
Cash, cash equivalents and restricted cash at beginning of period	656,688	1,084,895	1,316,785	189,145
Cash, cash equivalents and restricted cash at end of period	1,084,895	1,316,785	1,022,825	146,920

Operating activities

Net cash used in operating activities amounted to RMB39.9 million (US$5.7 million) in 2019. The difference between our net income of RMB144.6 million (US$20.8 million) and the net cash used in operating activities was due to (i) an decrease in deferred revenue and customer advances of RMB331.7 million (US$47.6 million), (ii) an adjustment of RMB132.0 million (US$19.0 million) in non-cash items, which mainly consisted of depreciation and amortization expense of RMB70.0 million (US$10.1 million) and share-based compensation of RMB47.9 million (US$6.9 million). Deferred revenue and customer advances mainly consists of the upfront tuition fee payments from students and initial franchise fees from our franchise partners, which decreased in 2019 primarily due to the change of tuition fee collection schedule.

Net cash generated from operating activities amounted to RMB380.0 million in 2018. The difference between our net income of RMB142.4 million and the net cash generated from operating activities was due to (i) an increase in deferred revenue and customer advances of RMB181.8 million, (ii) an adjustment of RMB91.7 million in non-cash items, which mainly consisted of depreciation and amortization expense of RMB58.2 million and share-based compensation of RMB18.6 million, partially offset by an increase in prepayments and other current assets of RMB29.8 million for prepayments to certain suppliers and marketing channel service providers, as well as rental expenses; and our settlement of the amount due to a related party of RMB20.0 million. Deferred revenue and customer advances mainly consists of the upfront tuition fee payments from students and initial franchise fees from our franchise partners, which increased in 2018 primarily due to an increased number of new students enrolled and higher retention rate for existing students in class, as well as increased number of newly opened franchised learning centers as our business expanded.

Net cash generated from operating activities amounted to RMB350.1 million in 2017. The difference between our net loss of RMB53.6 million and the net cash generated from operating activities was due to (i) an increase in deferred revenue and customer advances of RMB201.0 million, (ii) an adjustment of RMB151.3 million in non-cash items, which mainly consisted of share-based compensation of RMB95.3 million and depreciation and amortization expense of RMB49.7 million, (iii) an increase in accrued expenses and other current liabilities of RMB47.4 million. Deferred revenue and customer advances mainly consists of the upfront tuition fee payments from students and initial franchise fees from our franchise partners, which increased in 2017 primarily due to an increased number of new students enrolled and higher retention rate for existing students in class, as well as increased number of newly opened franchised learning centers as our business expanded.

Investing activities

Net cash used in investing activities amounted to RMB114.7 million (US$16.5 million) in 2019. This was primarily attributable to (i) the purchase of property and equipment of RMB50.8 million (US$7.3 million), (ii) acquisition of subsidiaries of RMB19.3 million (US$2.8 million), which was mainly in relation to the Shijiazhuang acquisition, (iii) purchase of intangible assets of RMB11.6 million (US$1.7 million) primarily related to software additions, (iv) long-term equity investment of RMB33.0 million (US$4.7 million) in New York City Kids Club, an early learning service provider, as part of our strategic partnership.

Net cash used in investing activities amounted to RMB100.9 million in 2018. This was primarily attributable to (i) the purchase of property and equipment of RMB65.2 million, (ii) acquisition of subsidiaries of RMB18.1 million, which was mainly in relation to the Edge acquisition, (iii) advance payment for Shijiazhuang acquisition amounting to approximately RMB8.9 million, and (iv) purchase of intangible assets of RMB8.8 million primarily related to software additions.

Net cash used in investing activities amounted to RMB53.1 million in 2017. This was primarily attributable to the purchase of property and equipment of RMB50.3 million and purchase of intangible assets of RMB2.7 million as we opened new self-owned learning centers.

Financing activities

Net cash used in financing activities amounted to RMB140.7 million (US$20.2 million) in 2019, primarily attributable to principal repayments on short-term loan of RMB97.3 million (US$14.0 million) and net cash used in stock repurchase of RMB48.0 million (US$6.9 million). This is partially offset by proceeds from exercise of stock options of RMB4.6 million (US$0.7 million).

Net cash used in financing activities amounted to RMB57.3 million in 2018, primarily attributable to principal repayments on long-term loan of RMB75.9 million and net cash used in stock repurchase of RMB21.4 million. This is partially offset by proceeds from exercise of stock options of RMB40.0 million.

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

We drew down both facilities in full in September 2017. The new proceeds made available under the September 2017 amendment were primarily used to pay a US$87.0 million dividend to our shareholders in September 2017. Pursuant to the loan facility agreement, we must repay the short-term facility in full within ten business days of the completion of an initial public offering, which we used US$30 million, a portion of the proceeds of our initial public offering to do. The maturity date of the long-term facility is five years from the drawdown date. According to the original repayment schedule, US$8.25 million, US$13.75 million, US$19.25 million, US$24.75 million and US$44.00 million are to be repaid by each respective anniversary from the drawdown date. The interest rate under the long-term facility is the sum of the London interbank offered rate plus a certain margin, of which the margin decreases as our leverage ratio (which is defined as the ratio of total net debt as of the last date of the relevant period to adjusted EBITDA in respect of the relevant period) decreases. As of the date of this annual report, the estimated interest rate is 3.9%. We prepaid US$10.0 million in December 2017, US$12.0 million in March 2018 and US$13.75 million in September 2019, and the repayment schedule was thereby updated to US$19.25 million, US$24.75 million and US$30.25 million, respectively to be paid by each respective anniversary from the year of 2020. We intend to repay the long-term facility through dividends paid by Rise HK, which is wholly-owned by RISE Education Cayman I Ltd, the borrower under the loan facility agreement. These entities receive license and service fees from the WFOE and the VIE pursuant to the license agreements and the consulting service agreements. As such payments come from the respective current accounts of our WFOE and VIE, they are generally not restricted under PRC law. See “Item 4. Information of the Company—B. Business Overview—Regulations Related to Foreign Exchange.”

We maintained deposits held in a designated bank account as security for interest payments amounting to US$1.5 million as of December 31, 2019.

Capital expenditures

Our capital expenditures amounted to RMB53.1 million, RMB74.0 million and RMB62.4 million (US$9.0 million) in 2017, 2018 and 2019, respectively, for purchases of property and equipment and intangible assets, such as course materials and software, as we expanded existing and opened new self-owned learning centers. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

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

The table below sets forth the respective revenue contributions of (i) our company and our Cayman Island subsidiaries, (ii) our Hong Kong subsidiaries, i.e., Rise HK and Edge, and (iii) our WFOE and (iv) our VIE and its subsidiaries and schools for the periods indicated as a percentage of revenues:

	For the Year Ended December 31,
	2017	2018	2019
Our company and our subsidiaries
Our company and Cayman Island subsidiaries	—	—	—
Our Hong Kong subsidiaries	0.4%	2.1%	1.8%
WFOE	5.5%	5.5%	3.8%
Our VIE and its subsidiaries and schools	94.1%	92.4%	94.4%
Total Revenues	100%	100%	100%

The table below sets forth the amount of (i) license fees paid to our Cayman Island subsidiaries by our VIE pursuant to the license agreements, (ii) service fees paid to Rise HK by our VIE pursuant to the consulting service agreement, and (iii) service fees paid to our WFOE by our VIE and its subsidiaries and schools pursuant to the service agreement and consulting service agreements and license fees paid to our WFOE by our VIE and its subsidiaries and schools pursuant to the license agreements for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(thousands)
License fees paid to our Cayman Islands subsidiaries	12,531	17,514	14,080	2,022
Service fees paid to Rise HK*	10,025	14,016	—	—
Service fees and license fees paid to our WFOE	256,423	207,118	348,699	50,088

*

Starting 2019, service fees were paid by our VIE and its subsidiaries and schools to our WFOE pursuant to the service agreements and consulting service agreements entered into by our WFOE and our VIE or its subsidiaries or schools.

Our subsidiaries including WFOE did not pay any dividends to our company in 2017, 2018 and 2019.

Our primary operations are based in the PRC. Our assets are primarily located in the PRC and Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our Cayman Island subsidiaries, (ii) our Hong Kong subsidiaries, i.e. Rise HK and Edge, (iii) our WFOE and (iv) our VIE and its subsidiaries and schools as of the dates indicated as a percentage of total assets:

	For the Year Ended December 31,
	2017	2018	2019
Our company and our subsidiaries
Our company and Cayman subsidiaries	30%	24%	8%
Our Hong Kong subsidiaries	4%	4%	10%
WFOE	16%	12%	13%
Our VIE and its subsidiaries and schools	50%	60%	69%
Total Assets	100%	100%	100%

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

Revenue Recognition

On January 1, 2018, we adopted ASC 606, Revenue from contracts with customers (“ASC 606”) utilizing the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018 and 2019 were presented in accordance with ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continued to be presented in accordance with ASC 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an adjustment to increase the opening balance of accumulated deficit on January 1, 2018 by RMB44.1 million, with the impact related to the recognition of initial franchise fees. Our accounting policy before January 1, 2018 was to recognize initial franchise fees when franchisees commence operations under the RISE brand or upon the renewal of the franchise agreements. In accordance with ASC 606, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement, and will therefore, be treated as a single performance obligation. Therefore, initial franchise fees should be recognized over the franchise term, which is generally five years under ASC 606.

Our revenue recognition policies following the adoption of ASC 606 are as follows:

Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which we expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine is within the scope of the new revenue recognition accounting standard, we perform the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration which is entitled to in exchange for the goods or services transferred to the customer. At contract inception, we assess the goods or services promised within each contract to determine those that represent performance obligations, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Revenue is recognized net of business tax, value added taxes and tax surcharges.

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

Course fees are collected in advance of the commencement of each course and each course comprises of a fixed amount of classes. We use the student’s daily attendance records, an output measure, to recognize revenue over time as it best depicts the simultaneous consumption and delivery of educational program services. Students are allowed to return course materials if they are unused. However, once the student attends the first class of the respective course, course materials cannot be returned. Therefore, revenue associated with distinct course materials is recognized at the point in time when control transfers to the student, generally when the student attends the first class of the respective course.

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

Starting during the first quarter of 2019, revenues from educational programs include revenues generated by The Edge, which was previously reported in the Other line item. Revenues from educational programs in prior periods have been adjusted for consistency and comparability (Note 5). The Edge offers admission consulting, academic tutoring and test preparation services for students who intend to study abroad and each service represents an individual performance obligation. For admission consulting services, we use the input method by reference to the consulting hours incurred up to the end of reporting period as a percentage of total estimated hours to recognize revenue over a fixed contract period, which best depicts our efforts toward satisfying the performance obligation relative to the total expected efforts. For academic tutoring and test preparation services, we use students’ attendance records, an output measure, to recognize revenue over time as it best depicts the simultaneous consumption and delivery of such services.

(b) Franchise revenues

Franchise revenues includes non-refundable initial franchise fees and the recurring franchise fees from its franchisees. The initial franchise services to be performed under the franchise agreements to earn the initial franchise fees comprise of (i) authorizing franchisees to use the RISE brand and our courseware, and (ii) initial setup services, including assisting with site selection and marketing strategy, training of franchisee management and teachers. Our franchise agreements do not include guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises from franchisees. In accordance with the new revenue recognition standard, the initial franchise services are not distinct from the continuing rights offered during the term of the franchise agreement and will therefore be treated as a single performance obligation. As such, beginning in January 2018, initial franchise fees are deferred and recorded as “deferred revenue and customer advances”, and are recognized over the franchise term as the performance obligation is satisfied, which is generally five years. We also receive sales-based recurring franchise fees from its franchisees, which include a fixed percentage of the franchisees’ course fees and proceeds from the sale of related course materials. The recurring franchise fees are recognized at the time the underlying franchisees’ sale of services occur.

(c) Other revenues

Other revenues comprise mainly of the provision of overseas and domestic study tour services. We determined the overseas study tours contract contains a single performance obligation and we are the principal in providing overseas study tours services as it controls such services before the services are transferred to the customer. Therefore, we recognize study tours revenue on a gross basis. We recognize revenue over the service period of the study tour, which is, generally around two to three weeks, as it best depicts the simultaneous consumption and delivery of overseas study tours services.

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

PRC laws and regulations currently require any foreign entity that invests in the education industry in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, our offshore holding companies are not allowed to directly engage in the education industry in China. To comply with PRC laws and regulations, we conduct all of our junior ELT business in China through our VIE, namely Beijing Step Ahead and its subsidiaries and schools. Our VIE and its subsidiaries and schools hold the requisite licenses and permits necessary to conduct our junior ELT business. In addition, our VIE and its subsidiaries and schools hold leases and other assets necessary to operate our schools, employ teachers and generate substantially all of our revenues. Despite the lack of technical majority ownership, we have effective control of our VIE through a series of contractual arrangements, and a parent-subsidiary relationship exists between us and our VIE. The equity interests of our VIE are legally held by PRC individuals, or the nominee shareholders. Through the contractual agreements, the nominee shareholders of our VIE effectively assigned all their voting rights underlying their equity interests in our VIE to us, and therefore, we have the power to direct the activities of our VIE that most significantly impact its economic performance. We also have the right to receive economic benefits from our VIE that potentially could be significant to our VIE. Based on the above, we consolidate our VIE in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

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

Share-based Compensation

We apply ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All our share-based awards to employees were classified as equity awards.

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

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, we first determine on the modification date whether the original vesting conditions were expected to be satisfied, regardless of the entity’s policy election for accounting for forfeitures. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original equity awards are ignored, and the fair value of the equity award measured at the modification date is recognized if the modified award ultimately vests. When a vesting condition that is probable of achievement is modified and the new vesting condition also is probable of achievement, the compensation cost to be recognized if either the original vesting condition or the new vesting condition is achieved cannot be less than the grant-date fair value of the original award. That compensation cost is recognized if either the original or modified vesting condition is achieved. Cancellation of the awards accompanied by the concurrent grant of a replacement award is also accounted for as a modification of the terms of the cancelled awards. Therefore, incremental compensation cost shall be measured as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date.

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

The following table summarizes our equity award activity under the 2016 and 2017 ESOP Plans as of December 31, 2019:

As of December 31, 2019
Number of options granted(1)	12,068,000
Number of options forfeited	(513,500)
Number of options exercised	(4,856,781)
Number of options outstanding	6,697,719
Weighted-average exercise price (US$)	1.44
Weighted-average remaining contractual term	8.10
Aggregate intrinsic value (US$)(2)	4,259,501

(1)	2,053,000 ordinary shares were vested during 2019.
(2)

The aggregate intrinsic value in the table above represents the difference between the fair value of our ordinary share as of December 31, 2019 and respective exercise price of the option. Total intrinsic value of options outstanding as of December 31, 2018 and 2019 were US$5,840,000 and US$4,260,000, respectively.

Share-based compensation expense of RMB95.3 million, RMB20.4 million and RMB47.9 million (US$6.9 million) were recorded for the year ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, there was RMB50.1 million (US$7.3 million) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

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

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of (loss)/ income as income tax expense.

In accordance with the provisions of ASC 740, we recognize in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits which is included in “other non-current liabilities” on the consolidated balance sheets is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

As of December 31, 2017, 2018 and 2019, we had unrecognized tax benefits of RMB8.8 million, RMB7.6 million and RMB29.6 million (US$4.2 million), of which RMB1.4 million, RMB1.4 million and nil were offset against the deferred tax assets on tax losses carry forward, and the remaining amount of RMB7.4 million, RMB6.2 million and RMB29.6 million (US$4.2 million) which if ultimately recognized, would impact the effective tax rate.

Business Combinations

We account for business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

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

Leases

We adopted ASU No. 2016-02, Leases (Topic 842) (“ASC 842”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We elected the short-term lease exemption for all contracts with lease terms of 12 months or less. We have lease agreements with lease and non-lease components, which are generally accounted for separately.

We determine if an arrangement is a lease or contains a lease at lease inception. For operating leases, we recognize a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of our leases do not provide an implicit rate, we estimate its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any lease payments made, net of lease incentives. Lease expense is recorded on a straight-line basis over the lease term.

For more information on our leases, see Note 2 to our audited consolidated financial statements appearing elsewhere in this annual report.

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

PRC

Our WFOE, VIE and its subsidiaries and schools are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC Enterprise Income Tax Law, or EIT Law. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our WFOE became qualified as “High and New Technology Enterprises” (“HNTE”) in year 2019 and enjoyed a preferential rate at 15%. The HNTE qualification is effective for a period of three years.

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

In December 2019, the novel coronavirus, or COVID-19, was first reported to have surfaced in Wuhan, China. Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. The COVID-19 outbreak and preventative or protective actions taken by the PRC government in respect of this outbreak had caused business disruption, including the temporary closure of our learning centers and offices since late January 2020, and materially and adversely affected our results of operations and liquidity position. For the impact of the COVID-19 outbreak on our business operations, see “Item 3. Key Information—D. Risk Factors Risks—Related to Our Business and Industry—Our business, financial performance and liquidity position have been, and are expected to continue to be, adversely affected by the COVID-19 outbreak in China, and our historically reported financial information may not be indicative of our operating results or financial condition for 2020.”

We have been closely monitoring the development of the COVID-19 situation, and we are taking necessary actions to ensure the health and safety of our employees and students and to strengthen our financial position and liquidity. In response to the pandemic outbreak and the business disruption that followed, we have proactively taken measures to accelerate the execution of our digitalization strategy, and conducted all material aspects of our business online during the closure of our learning centers and offices. For example, we have developed more than 400 lessons for both our online small group classes and for digital marketing purposes, and upgraded our existing online platform, Rise+, to support the delivery of online small group classes. We first offered a two-week free trial period of our online small group classes to all students in February 2020, and started selling online small group classes to both existing and new students during the last week of February 2020 and recognizing revenue in early March 2020. In addition, we also started acquiring students through online marketing channels as a supplement to our regular offline channels, which used to be our major source of student acquisition prior to the outbreak of COVID-19. We plan to move offline regular courses online towards the end of April to start recognizing revenue for these regular courses and to mitigate the negative impact of the COVID-19 outbreak on our business.

Furthermore, we have been taking actions to improve our liquidity, including reducing capital expenditures and operating expenses while maintaining quality and safety standards, and temporarily suspending the opening of new learning centers. In addition, we have been communicating with the lenders of our existing loan facility to address any potential breach of the financial covenants contained in such loan facilities. We are also reviewing a number of options to optimize our debt financing structure and seek additional financing.

We believe that the COVID-19 outbreak will speed up the evolution of online education by driving significant online penetration and shifting both demand and supply to the new online-merge-offline, or OMO, model. The afterschool tutoring industry in China has seen increasing customer acceptance of online teaching approach with a proven and well-developed technology infrastructure in place. On the other hand, we believe that our regular offline courses will remain an effective and favored model, particularly for younger kids. Therefore, we believe that afterschool tutoring service providers with the ability to implement an OMO model like us will be better positioned to succeed in the future and we remain confident in the growth opportunities of the education market and the strong demand for afterschool English tutoring services in China.

While there are recently positive developments in China such as phased resumptions of business in certain regions, there is no clear timetable for the re-opening of most of our learning centers. As we continue to navigate this evolving and challenging situation, we believe that the financial impact of COVID-19 will be short-termed. However, due to the adverse effect of COVID-19 on our business, operations and financial performance in the first quarter and potentially a majority of the year 2020, we cannot predict its full impact on our business prospects, financial performance and cash flows. Based on the actions we have taken and our current assumptions regarding the impact of the COVID-19 outbreak, we believe that our current financial resources will be adequate to cover our liquidity needs for at least next 12 months. However, we currently expect a net loss for the year ending December 31, 2020.

Other than as disclosed above and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

	Payment Due by Period
	Total		Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations(1)	704,630	101,214	184,225	288,993	146,122	85,290

(1)	Represented future minimum lease payments under non-cancelable operating leases in connection with the leases of offices and self-owned learning centers.

The following table sets forth our future minimum capital commitments under non-cancelable contracts as of December 31, 2019.

	As of December 31, 2019
	RMB	US$
	(in thousands)
Construction of leasehold improvements	9,010	1,294

All capital expenditure commitments are expected to be paid within one year.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our board of directors reviewed the scope and roles and responsibilities of the executive officers in 2019 and determined that our executive officers for the US securities law purposes include our chief executive officer and chief financial officer/chief operating officer. The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lihong Wang	52	Chairwoman, Chief Executive Officer, Director
Jonathan Jia Zhu	57	Director, Chairman of the corporate governance and nominating committees
Yiding Sun	52	Vice Chairman, Director
Zhongjue Chen	41	Director
Jiandong Lu	50	Director, Chief Financial Officer, Chief Operating Officer
Yong Chen	59	Independent Director
Haiping Yan	60	Independent Director
Weili Hong	50	Independent Director
Jun Yan	37	Independent Director

Lihong Wang has served as our director since September 2013, as our chairwoman since October 2017 and was appointed our chief executive officer in January 2020. Ms. Wang has 14 years of experience in private equity industry. Ms. Wang joined Bain Capital Asia in 2006 and has served as a managing director since January 2011. Ms. Wang served as an executive director in Morgan Stanly Dean Witter Asia Limited from 2005 to 2006. She served as a vice president in J.P. Morgan Securities (Asia Pacific) Limited from 2001 to 2005. She served as an associate and a manager in Credit Suisse First Boston from 1996 to 2001. Ms. Wang served as a deputy division chief in China Securities Regulatory Commission from 1993 to 1996. She served as a research associate in Stock Exchange Executive Council from 1990 to 1993. Ms. Wang received an MBA degree from Columbia Business School in 1999 and a Bachelor of Science degree from Fudan University in 1990.

Jonathan Jia Zhu was appointed our director and chairman of our corporate governance and nominating committee in January 2020. Mr. Zhu is co-head of Bain Capital Asia Private Equity. He previously served on our board of directors from September 2013 to October 2017. Mr. Zhu joined Bain Capital Private Equity as Managing Director in 2006. Prior to joining Bain Capital Private Equity, Mr. Zhu was an investment banker at Morgan Stanley and CEO of its China business sector. Mr. Zhu holds a Juris Doctor degree from Cornell Law School, a Master’s degree from Nanjing University, and a Bachelor’s degree from Zhengzhou University.

Yiding Sun was appointed our director in September 2013 and our vice chairman in January 2020, when he retired to be our chief operating officer while remaining on our board of directors. Mr. Sun has seven years of experience in education industry. Prior to joining us, Mr. Sun served as chief executive officer in Gymboree China Group from 2011 to 2013. Mr. Sun also served as the executive director, vice president of operation, vice chairman and manager in Gome Electrical Appliances Holding Ltd., a company listed on the Stock Exchange of Hong Kong, from 1999 to 2011. During his time at Gome Electrical Appliances Holding, he obtained ample managerial experience in equity trading and investments, commercial real estate management, mergers and acquisitions, strategic planning, marketing and sales and multi-brand operation. Mr. Sun received an EMBA degree from China Europe International Business School in 2013 and a bachelor’s degree in science from East China University of Science and Technology in 1990.

Zhongjue Chen has served as our director since October 2013. Mr. Chen has over 15 years of experience in the investment, finance and consulting industries in the United States and Asia. Mr. Chen joined Bain Capital Private Equity in 2005 and is currently a managing director, mainly responsible for managing Bain Capital’s private equity investments in Greater China and Asia Pacific region. His focus is on the technology, media, education and business services sectors. Mr. Chen served as an associate consultant in Bain & Company from 2001 to 2003, serving clients in the consumer products, financial services and healthcare sectors. Mr. Chen received an MBA degree from Harvard Business School in 2005 and a Bachelor’s degree in economics from Harvard College in 2001.

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

Jun Yan served as our independent director since September 2018. Mr. Yan was general manager of strategic partnerships at Google China from 2017 to 2019. From 2016 to 2017, he served as vice president in VIP.com, the third largest eCommerce platform in China, and he also served as a managing director in Fosun Group prior to VIP.com. Mr. Yan served as a director in Alibaba Group from 2013 to 2016, responsible for cross border business, digital marketing and corporate development. Prior to Alibaba, Mr. Yan brought 11 years of experiences in the areas of internet/eCommerce operation, business development, sales and marketing. He served as a general manager role in Amazon China from 2010 to 2013 and he also worked at 3M from 2005 to 2010, serving as several roles including sales manager, senior marketing manager, and general manager focusing on growing the company MRO business in China. Mr. Yan graduated from Peking University with a master’s degree in Business Administration in 2013. He also received his bachelor’s degree in Economics from Beijing University of Science and Technology in 2003.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of approximately RMB6.4 million (US$0.9 million) to our directors and executive officers. Our PRC subsidiary is required by the PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary has contributed retirement and similar benefits to our officers in the year ended December 31, 2019.

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

As of the date of this annual report, options to purchase 6,924,500 ordinary shares, excluding awards that were forfeited or canceled after the relevant grant dates, have been granted and outstanding under the 2016 ESOP Plan. We incurred share-based compensation expenses upon our initial public offering, the exercisability event, upon which the options were accounted for as a cumulative compensation cost since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period. Other than the awards already granted, 75,500 shares are available for grant under the 2016 ESOP Plan as of the date of this annual report.

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

Name	Ordinary Shares(1) Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Yiding Sun	*	1.44	April 1, 2019	October 1, 2029
Jiandong Lu	*	1.44	April 1, 2019	October 1, 2029
All directors and executive officers as a group	339,995	1.44

*	The outstanding options to purchase ordinary shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
(1)	Represents options to purchase ordinary shares.

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

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 ESOP Plan is 5,000,000. Unless otherwise extended by the plan administrator, the 2017 ESOP Plan will not exceed ten years after the date of its effectiveness. As of the date of this annual report, options to purchase 3,260,000 ordinary shares, excluding awards that were forfeited or canceled after the relevant grant dates, have been granted and outstanding, and 1,740,000 shares are available for grant under the 2017 ESOP Plan.

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

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

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

Compensation Committee. Our compensation committee consists of Zhongjue Chen, Jun Yan and Yong Chen, and is chaired by Zhongjue Chen. Jun Yan and Yong Chen satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Jonathan Jia Zhu, Haiping Yan and Weili Hong, and is chaired by Jonathan Jia Zhu. Haiping Yan and Weili Hong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

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

Terms of Directors and Executive Officers

Each of our directors shall hold office until the expiration of his or her term and his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be removed from office by an ordinary resolution of shareholders. In addition, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our memorandum and articles of association. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

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

We had 2,754, 3,512 and 4,014 employees as of December 31, 2017, 2018 and 2019, respectively. The majority of our employees are full-time. We had the following number of employees by function as of the dates indicated below:

	As of December 31,
	2017	2018	2019
Teachers	1,543	1,911	2,315
Sales and marketing	565	668	723
Administration	646	933	976

Total	2,754	3,512	4,014

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

The calculations in the table below are based on 112,756,322 ordinary shares issued and outstanding as of March 31, 2020.

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

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
Directors and Executive Officers:(1)
Yiding Sun(2)	1,430,000	1.3%
Jiandong Lu	*	*
All directors and executive officers as a group	1,665,000	1.5%
Principal Shareholders:
Bain Capital Rise Education IV Cayman Limited(3)	70,800,808	62.8%

*	Less than 1% of our total outstanding shares.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 112,756,322 which is the total number of ordinary shares outstanding as of March 31, 2020, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report.

(1)

The business address of Mr. Zhongjue Chen and Mr. Jonathan Jia Zhu is Suite 2501, Level 25, One Pacific Place, 88 Queensway, Hong Kong, and the business address of Ms. Lihong Wang and our other directors and executive officers is c/o Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China.

(2)	Mr. Yiding Sun is the Vice Chairman of our board of directors, and served as our chief executive officer till January 2020.
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

We are currently controlled by Bain Capital IV Cayman Limited, or Bain Capital. As of December 31, 2019, Bain Capital indirectly beneficially owns approximately 59.8% of the voting power of our outstanding shares.

To our knowledge, as of the date of this annual report, 39,886,011 of our ordinary shares, representing approximately 35.4% of our total outstanding ordinary shares, were held by record holders in the United States, including 39,818,810 ordinary shares held by JP Morgan Chase Bank, N.A. as the depositary of our ADS program and 67,201 ordinary shares held by an individual shareholder. None of our existing shareholders has different voting rights from other shareholders. None of our existing shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

In 2013, we entered into a consulting service agreement with Bain Capital Private Equity Advisors (China) Ltd., or Bain Capital, an affiliate of our principal shareholder, pursuant to which Bain Capital provides us with business consulting services. We paid RMB6.2 million to Bain Capital during each of the years ended December 31, 2015, 2016 and RMB4.7 million during the year of 2017. Pursuant to its terms, the consulting service agreement was terminated upon the completion of our initial public offering, at which time we had paid Bain Capital a lump sum amount of RMB33.9 million (US$5.1 million).

In each year of 2016 through 2019, we entered into a series of entrustment loan agreements with Lionbridge Limited, an affiliate of our principal shareholder, pursuant to which we granted loans of RMB280.0 million, RMB150.0 million, RMB150.0 million and RMB100.0 million (US$14.4 million) to Lionbridge Limited during the years ended December 31, 2016, 2017, 2018 and 2019, respectively. Loans granted during the years ended December 31, 2016, 2017, 2018 and 2019 have been fully repaid.

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

Passive Foreign Investment Company Rules

Based on the composition of our income and assets, and valuation of our assets, and the market value of our ADSs), we do not believe we were a PFIC for the taxable year ending December 31, 2019, although there can be no assurance in this regard.

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

Although the law in this regard is unclear, we treat our consolidated affiliates as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliates for United States federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the taxable year ending December 31, 2019, the current or any subsequent taxable year.

While we do not believe we were a PFIC for the taxable year ending December 31, 2019, the determination of whether we are a PFIC must be determined on an annual basis. Accordingly, there can be no assurance that we will not be a PFIC in any future taxable years. The determination of whether we are or will become a PFIC will depend on the composition of our income (which may differ from our historical results and current projections) and the assets and value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend on the market value of our ADSs from time-to-time and may be volatile). Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for any prior taxable year, the current taxable year or future taxable years. The determination of whether we will be or become a PFIC may also depend, in part on how, and how quickly, we use our liquid assets, including cash. Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

As of December 31, 2019, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB970.9 million (US$139.5 million). A 10% depreciation of the Renminbi against the U.S. Dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US$14.0 million in cash, cash equivalents and restricted cash.

Credit Risk

We are exposed to credit risk from our financial assets, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and restricted cash. As of December 31, 2019, substantially all of our cash and cash equivalents and restricted cash were deposited with financial institutions, which we believe are of high credit quality and continually monitoring the credit worthiness of these financial institutions.

Interest Rate Risk

We are exposed to interest rate risk related to our outstanding long-term loan. The interest rate of the long-term loan was mainly based on the three-month London Interbank Offered Rate and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB5.2 million (US$0.7 million) per year based on our debt level as of December 31, 2019.

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

Inflation Risk

Our revenues were generated in China in 2017, 2018 and 2019. Inflation did not have a material impact on our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2019, we used US$30 million received from the initial public offering and the optional offering and US$35.75 million for repayment of CTBC loan.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2019 based on the COSO Criteria.

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

Our board of directors has also determined that Weili Hong, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the NASDAQ Stock Market. Weili Hong meets the independence standards under Rule 10A-3 under the Exchange Act.

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

	For the Year Ended December 31,
	2017	2018	2019
	(in thousands)
Audit fees(1)	$1,076	$1,270	$1,106
Audit-related fees(2)	$131	$—	$—
Tax fees(3)	$11	$4	$15
All other fees(4)	$—	$64	$265

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
(4)

“All other fees” means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”. In 2019, the professional services were related to permissible advisory services rendered by our principal auditors.

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

On November 15, 2018, we announced a share repurchase program (the “Share Repurchase Program”) for a total consideration of up to US$30.0 million of our outstanding ADSs for a period not exceeding one year commencing on November 19, 2018. The Share Repurchase Program was completed during the third quarter of 2019, pursuant to which the Company repurchased a total of 1,158,741 ADSs, representing 2,311,482 ordinary shares, on the open market, at an average price of US$8.66 per ADS and for an aggregate consideration of US$10.0 million.

The following table provides information about the shares repurchased in each month of the fiscal year of 2019.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Appropriate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month #1 Jan 1 - Jan 31, 2019	240,518	4.06	1,065,692	25,620,060
Month #2 Feb 1 - Feb 28, 2019	—	N/A	1,065,692	25,620,060
Month #3 Mar 1 - Mar 31, 2019	122,064	4.94	1,187,756	25,015,356
Month #4 Apr 1 - Apr 30, 2019	—	NA	1,187,756	25,015,356
Month #5 May 1 - May31, 2019	94,154	4.61	1,281,910	24,579,538
Month #6 Jun 1 - Jun 30, 2019	657,544	4.6	1,939,454	21,518,085
Month #7 Jul 1 - Jul 31, 2019	—	NA	1,939,454	21,518,085
Month #8 Aug 1 - Aug 31, 2019	71,280	4.06	2,010,734	21,227,947
Month #9 Sep 1 - Sep 30, 2019	306,748	4.11	2,317,482	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The listing rules of the Nasdaq (the “Nasdaq Listing Rules”), include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq pursuant to the requirement under Rule 5615(a)(3) of the Nasdaq Listing Rules. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the Nasdaq Listing Rules that we do not follow. We are currently a “controlled company” as defined under Rule 5615(c) of the Nasdaq Listing Rules. Upon ceasing to be a “controlled company”, as a foreign private issuer, we intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

•	the requirement under Rule 5620(a) of the Nasdaq Listing Rules for holding an annual meeting of shareholders within one year of the end of each fiscal year;

•

the requirement under Rule 5605(b) of the Nasdaq Listing Rules that the majority of the board of directors must be comprised of Independent Directors as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules;

•	the requirement under Rule 5605(d) of the Nasdaq Listing Rules that each compensation committee member must be an Independent Director as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules; and

•	the requirement under Rule 5605(e) of the Nasdaq Listing Rules that each nomination committee member must be an Independent Director as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of RISE Education Cayman Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)

2.3	Form of Deposit Agreement among the registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)

4.1	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.2	2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.4	Form of Employment Agreement with each executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.5	Amended and Restated License Agreement between Daplon Limited and Rise Education Hong Kong Limited, dated September 28, 2013 and Letter Agreement between Houghton Mifflin Harcourt Publishing Company and Rise IP (Cayman) Limited, dated October 11, 2013 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.6	English translation of Loan Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Peng Zhang, dated November 11, 2016 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.7	English translation of Loan Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Yiding Sun, dated June 8, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.8	English translation of Call Option Agreement among Rise (Tianjin) Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.9	English translation of Proxy Agreement among Rise (Tianjin) Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

Exhibit Number	Description of Document

4.10	English translation of Equity Pledge Agreement among Rise (Tianjin) Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.11	English translation of Business Cooperation Agreement among Rise (Tianjin) Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.12	Consulting Service Agreement between Bain Capital Rise Education (HK) Limited and Rise (Tianjin) Education Information Consulting Co., Ltd., dated January 12, 2014 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.13	Consulting Service Agreement between Bain Capital Rise Education (HK) Limited and Beijing Step Ahead Education Technology Development Co., Ltd., dated January 12, 2014 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.14	English translation of Service Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Beijing Step Ahead Education Technology Development Co., Ltd., dated December 1, 2014 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.15	English translation of form of Comprehensive Service Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.16	Form of License Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of the Beijing Step Ahead Education Technology Development Co., Ltd.’s schools (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.17*	Consulting Service Agreement between Rise Education International Limited and Rise (Tianjin) Education Information Consulting Co., Ltd. dated June 28, 2019

4.18*	English translation of Service Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Beijing Step Ahead Education Technology Development Co., Ltd. dated June 28, 2019

4.19*	English translation of License Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Beijing Step Ahead Education Technology Development Co., Ltd. dated June 28, 2019

4.20*	English translation of Consulting Service Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Beijing Step Ahead Education Technology Development Co., Ltd. dated June 28, 2019

4.21*	English translation of form of License Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools dated June 28, 2019

4.22*	English translation of form of License Agreement with respect to Management System between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools dated June 28, 2019

4.23*	English translation of form of Service Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools dated June 28, 2019

4.24*	English translation of form of Framework Agreement on Purchase of Teaching Materials between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools dated June 28, 2019

Exhibit Number	Description of Document

4.25	Deed of Amendment Agreement between RISE Education Cayman I Ltd, RISE Education Cayman III Ltd, Rise IP, Bain Capital Rise Education (HK) Limited, Rise (Tianjin) Education Information Consulting Co., Ltd., Beijing Step Ahead Education Technology Development Co, Ltd., Bain Capital Rise Education IV Cayman Limited, RISE Education Cayman Ltd., CTBC Bank Co., Ltd. and others, dated September 19, 2017 (incorporated by reference to Exhibit 10.17 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 6, 2017)

8.1*	Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

12.1*	Certification by the Group Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Group Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Group Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Fangda Partners regarding certain PRC law matters

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RISE Education Cayman Ltd

By:	/s/ Lihong Wang
Name:	Lihong Wang
Title:	Chairwoman and Chief Executive Officer

Date: April 17, 2020

[Signature Page to 20-F]

RISE EDUCATION CAYMAN LTD

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of RISE Education Cayman Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RISE Education Cayman Ltd (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of (loss)/income, comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers using a modified retrospective approach during the year ended December 31, 2018, and its method for accounting for leases using a modified retrospective approach during the year ended December 31, 2019.

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

April 17, 2020

RISE EDUCATION CAYMAN LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except share and ADS data and per share and per ADS data)

		As at December 31,
	Notes	2018	2019	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,288,080	999,012	143,499
Restricted cash		28,705	23,813	3,421
Accounts receivable, net		2,438	1,745	251
Amounts due from a related party	13	190	191	27
Inventories		11,320	8,685	1,248
Prepayments and other current assets	6	71,537	51,420	7,386
Total current assets		1,402,270	1,084,866	155,832
Non-current assets:
Property and equipment, net	7	128,412	137,340	19,728
Intangible assets, net	8	198,057	210,346	30,214
Long-term investment	2	—	33,000	4,740
Goodwill	9	491,969	665,416	95,581
Deferred tax assets	12	6,713	11,026	1,584
Other non-current assets		53,353	49,638	7,130
Operating lease right-of-use assets	2	—	610,323	87,667
Total non-current assets		878,504	1,717,089	246,644
Total assets		2,280,774	2,801,955	402,476
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the variable interest entity (“VIE”) without recourse to the Company amounting to RMB1,124,250 and RMB1,031,260 (US$145,546) as of December 31, 2018 and 2019, respectively):

Current portion of long-term loan	11	82,506	134,015	19,250
Accounts payable		8,426	7,553	1,085
Accrued expenses and other current liabilities	10	159,882	202,808	29,133
Deferred revenue and customer advances	5	1,002,796	716,637	102,938
Income taxes payable	12	25,262	14,594	2,096
Current portion of operating lease liabilities	2	—	157,911	22,682
Total current liabilities		1,278,872	1,233,518	177,184

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except share and ADS data and per share and per ADS data)

		As at December 31,
	Notes	2018	2019	2019
		RMB	RMB	US$
Non-current liabilities (including non-current liabilities of the VIE without recourse to the Company amounting to RMB39,275 and RMB512,827 (US$73,663) as of December 31, 2018 and 2019, respectively)
Long-term loan	11	502,356	370,163	53,171
Non-current deferred revenue and customer advances	5	36,037	39,397	5,659
Deferred tax liabilities	12	14,541	31,116	4,470
Other non-current liabilities	12	8,134	39,156	5,624
Operating lease liabilities	2	—	464,304	66,692
Total non-current liabilities		561,068	944,136	135,616
Total liabilities		1,839,940	2,177,654	312,800
Commitments and contingencies	17	—	—	—
Shareholders’ equity:
Ordinary shares (US$0.01 par value; 200,000,000 and 200,000,000 shares authorized, 113,779,244 and 112,755,320 shares issued and outstanding as of December 31, 2018 and 2019, respectively)		7,074	6,946	998
Additional paid-in capital		600,011	583,262	83,780
Treasury shares		(23,460)	—	—
Statutory reserves	14	78,345	104,830	15,058
Accumulated deficit		(248,674)	(127,059)	(18,251)
Accumulated other comprehensive income	18	42,459	40,917	5,877
Total RISE Education Cayman Ltd shareholders’ equity		455,755	608,896	87,462
Non-controlling interests		(14,921)	15,405	2,214
Total equity		440,834	624,301	89,676
Total liabilities, non-controlling interests and shareholders’ equity		2,280,774	2,801,955	402,476

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF (LOSS)/INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except share and ADS data and per share and per ADS data)

		For the years ended December 31,
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Revenues	5	969,275	1,271,888	1,529,447	219,691
Cost of revenues		(452,220)	(576,530)	(694,693)	(99,786)
Gross profit		517,055	695,358	834,754	119,905
Operating expenses:
Selling and marketing		(177,993)	(245,662)	(307,339)	(44,146)
General and administrative		(339,690)	(242,084)	(304,626)	(43,757)
Total operating expenses		(517,683)	(487,746)	(611,965)	(87,903)
Operating (loss)/income		(628)	207,612	222,789	32,002
Interest income		19,559	26,376	17,952	2,579
Interest expense		(26,589)	(33,803)	(34,093)	(4,897)
Foreign currency exchange gain/(loss)		388	(1,383)	(1,506)	(216)
Other income, net		6,594	15,397	10,115	1,452
(Loss)/income before income tax expense		(676)	214,199	215,257	30,920
Income tax expense	12	(52,924)	(71,763)	(70,697)	(10,155)
Net (loss)/ income		(53,600)	142,436	144,560	20,765
Add: Net loss attributable to non-controlling interests		5,626	522	3,540	508
Net (loss)/income attributable to RISE Education Cayman Ltd		(47,974)	142,958	148,100	21,273
Net (loss)/income per share:
Basic	15	(0.47)	1.26	1.29	0.19
Diluted	15	(0.47)	1.23	1.27	0.18
Net (loss)/income per ADS (1 ADS equals 2 ordinary shares):
Basic	15	(0.94)	2.51	2.58	0.37
Diluted	15	(0.94)	2.47	2.55	0.37
Shares used in net (loss)/income per share computation
Basic	15	101,890,411	113,812,182	114,905,223	114,905,223
Diluted	15	101,890,411	115,881,867	116,181,610	116,181,610

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except share and ADS data and per share and per ADS data)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net (loss)/income	(53,600)	142,436	144,560	20,765
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(10,424)	2,419	(1,542)	(221)
Other comprehensive (loss)/income	(10,424)	2,419	(1,542)	(221)
Comprehensive (loss)/income	(64,024)	144,855	143,018	20,544
Add: comprehensive loss attributable to non-controlling interests	5,626	522	3,540	508
Comprehensive (loss)/income attributable to RISE Education Cayman Ltd	(58,398)	145,377	146,558	21,052

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except share and ADS data and per share and per ADS data)

	Ordinary shares (Number)	Ordinary shares (Amount)	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulative other comprehensive income/(loss)	Total RISE Education Cayman Ltd shareholder’s equity	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2017	100,000,000	6,120	452,369	32,511	(134,264)	50,464	407,200	(8,773)	398,427
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering costs	10,000,000	662	437,167	—	—	—	437,829	—	437,829
Share-based compensation (Note 16)	—	—	95,307	—	—	—	95,307	—	95,307
Appropriation of statutory reserves	—	—	—	13,855	(13,855)	—	—	—	—
Distribution to a shareholder*	—	—	(452,369)	—	(119,438)	—	(571,807)	—	(571,807)
Net loss	—	—	—	—	(47,974)	—	(47,974)	(5,626)	(53,600)
Other comprehensive loss	—	—	—	—	—	(10,424)	(10,424)	—	(10,424)
Balance at December 31, 2017	110,000,000	6,782	532,474	46,366	(315,531)	40,040	310,131	(14,399)	295,732

*	On September 18, 2017, the Board of Directors approved cash distributions that was paid by the Company to the sole shareholder amounting to US$87,000.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share data)

	Ordinary shares (Number)	Ordinary Shares (Amount)	Additional paid-in capital	Treasury Shares	Statutory reserves	Accumulated deficit	Accumulative other comprehensive income/(loss)	Total RISE Education Cayman Ltd shareholder’s equity	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2018	110,000,000	6,782	532,474	—	46,366	(315,531)	40,040	310,131	(14,399)	295,732
Issuance of ordinary shares for business acquisition *	216,021	14	9,198	—	—	—	—	9,212	—	9,212
Issuances in relation to share option exercise	4,388,397	278	39,708	—	—	—	—	39,986	—	39,986
Cash-settled share-based compensation (Note 16)		—	(1,721)	—	—	—	—	(1,721)	—	(1,721)
Share-based compensation (Note 16)	—	—	20,352	—	—	—	—	20,352	—	20,352
Appropriation of statutory reserves	—	—	—	—	31,979	(31,979)	—	—	—	—
Repurchase of ordinary shares**	(825,174)	—	—	(23,460)	—	—	—	(23,460)	—	(23,460)
Net income	—	—	—	—	—	142,958	—	142,958	(522)	142,436
Effect of adoption of ASU 2014-09 (Note 5)	—	—	—	—	—	(44,122)	—	(44,122)	—	(44,122)
Other comprehensive income	—	—	—	—	—	—	2,419	2,419	—	2,419
Balance at December 31, 2018	113,779,244	7,074	600,011	(23,460)	78,345	(248,674)	42,459	455,755	(14,921)	440,834

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

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except share and ADS data and per share and per ADS data)

	Ordinary shares (Number)	Ordinary Shares (Amount)	Additional paid-in capital	Treasury Shares	Statutory reserves	Accumulated deficit	Accumulative other comprehensive income/(loss)	Total RISE Education Cayman Ltd shareholder’s equity	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2019	113,779,244	7,074	600,011	(23,460)	78,345	(248,674)	42,459	455,755	(14,921)	440,834
Net income	—	—	—	—	—	148,100	—	148,100	(3,540)	144,560
Acquisition of subsidiary(Note 4)	—	—	—	—	—	—	—	—	33,866	33,866
Share-based compensation (Note 16)	—	—	47,889	—	—	—	—	47,889	—	47,889
Issuances in relation to share option exercise	468,384	32	4,615	—	—	—	—	4,647	—	4,647
Other comprehensive income	—	—	—	—	—	—	(1,542)	(1,542)	—	(1,542)
Repurchase of ordinary shares*	(1,492,308)	—	—	(45,953)	—	—	—	(45,953)	—	(45,953)
Retirement of treasury shares*		(160)	(69,253)	69,413	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	26,485	(26,485)	—	—	—	—
Balance at December 31, 2019	112,755,320	6,946	583,262	—	104,830	(127,059)	40,917	608,896	15,405	624,301
Balance at December 31, 2019 (US$)	112,755,320	998	83,780	—	15,058	(18,251)	5,877	87,462	2,214	89,676

*

In November 2018, the Board of Directors approved share repurchase program to purchase up to US$30,000 of the Company’s ordinary shares. As of December 31, 2019, pursuant to the share repurchase program, the Company repurchased 1,158,741 outstanding ADS representing 2,317,482 outstanding ordinary shares for an aggregated purchase price of RMB69,413 (US$10,037). All shares repurchased were retired as of December 31, 2019 (Note 2).

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(53,600)	142,436	144,560	20,765
Adjustments to reconcile net (loss)/income to net cash generated from operating activities:
Depreciation and amortization expenses	49,711	58,225	70,021	10,058
Share-based compensation	95,307	18,631	47,889	6,879
Loss/(gain) on disposal of equipment	33	(94)	(7)	(1)
Amortization of debt issuance cost	5,129	8,225	7,639	1,097
Deferred income tax expense	1,151	6,740	6,475	930
Changes in operating assets and liabilities:
Prepayments and other current assets	2,617	(29,839)	13,547	1,946
Accounts receivable, net	(1,695)	112	706	101
Amounts due from a related party	(6,733)	6,277	—	—
Inventories	(2,372)	(3,415)	3,104	446
Accounts payable	1,973	2,385	(873)	(125)
Accrued expenses and other current liabilities	47,427	8,308	(5,595)	(804)
Income taxes payable	(2,543)	4,242	(11,698)	(1,680)
Deferred revenue and customer advances	201,004	181,828	(331,657)	(47,640)
Due to a related party	20,000	(20,000)	—	—
Other non-current assets	(7,659)	(9,479)	6,363	914
Other non-current liabilities	350	5,452	(2,220)	(318)
Operating lease right-of-use assets	—	—	(610,323)	(87,667)
Current portion of operating lease liabilities	—	—	157,911	22,682
Operating lease liabilities	—	—	464,304	66,692
Net cash generated from/(used in) operating activities	350,100	380,034	(39,854)	(5,725)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of equipment	12	100	7	1
Purchase of property and equipment	(50,336)	(65,210)	(50,849)	(7,304)
Purchase of intangible assets	(2,743)	(8,780)	(11,592)	(1,665)
Purchase of short-term investments	(390,000)	(405,000)	(300,000)	(43,092)
Proceeds from maturity of short-term investments	390,000	405,000	300,000	43,092
Acquisition of subsidiaries, net of cash acquired	—	(18,076)	(16,782)	(2,411)
Purchase of long-term investment	—	—	(33,000)	(4,740)
Business acquisition advance payment	—	(8,909)	(2,500)	(359)
Loans to a related party	(150,000)	(150,000)	(100,000)	(14,364)
Repayment of loans to a related party	150,000	150,000	100,000	14,364
Net cash used in investing activities	(53,067)	(100,875)	(114,716)	(16,478)

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans, net of issuance costs	573,019	—	—	—
Principal repayments on loans	(301,639)	(75,924)	(97,332)	(13,981)
Repurchase of ordinary shares	—	(21,367)	(48,047)	(6,901)
Proceeds from IPO, net of capitalized expenses	437,829	—	—	—
Proceeds from exercise of share options	—	39,985	4,647	667
Distribution to a shareholder	(571,807)	—	—	—
Net cash generated from/(used in) financing activities	137,402	(57,306)	(140,732)	(20,215)
Effects of exchange rate changes	(6,228)	10,037	1,342	193
Net increase/(decrease) in cash, cash equivalents and restricted cash	428,207	231,890	(293,960)	(42,225)
Cash, cash equivalents and restricted cash at beginning of year	656,688	1,084,895	1,316,785	189,145
Cash, cash equivalents and restricted cash at end of year	1,084,895	1,316,785	1,022,825	146,920
Supplemental disclosures of cash flow information:
Cash and cash equivalent	1,055,982	1,288,080	999,012	143,499
Restricted cash	28,913	28,705	23,813	3,421
Income taxes paid	(53,418)	(55,326)	(67,078)	(9,635)
Interest expense paid	(20,472)	(26,707)	(27,390)	(3,934)
Non-cash investing activities:
Purchase of property and equipment included in accrued expenses and other current liabilities	(9,241)	(8,298)	(10,771)	(1,547)
Consideration for business acquisitions included in accrued expenses and other current liabilities	25,980	2,000	18,075	2,596

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

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

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its wholly-owned subsidiaries, the variable interest entity (the “VIE”), and the VIE’s subsidiaries and schools, which are located in the People’s Republic of China (the “PRC” or “China”) and Hong Kong Special Administration Region (“Hong Kong”). The VIE, the VIE’s subsidiaries and schools, hereinafter are collectively referred to as the “VIEs”. The accompanying consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and the VIEs (hereinafter collectively referred to as the “Group”).

The Group is principally engaged in the business of providing junior ELT services in China primarily under the “RISE” brand. The Group offers a wide range of educational programs, services and products, consisting primarily of educational courses, sale of course materials, franchise services, and study tours.

As of December 31, 2019, details of the Company’s principal subsidiaries, the VIE and the VIE’s subsidiaries and schools are as follows:

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activity
Subsidiaries of the Company:
RISE Education Cayman III Ltd (“Cayman III”)	July 29, 2013	Cayman Islands	100%	Investment holding
RISE Education Cayman I Ltd (“Cayman”)	June 19, 2013	Cayman Islands	100%	Investment holding
Rise IP (Cayman) Limited (“Rise IP”)	July 24, 2013	Cayman Islands	100%	Educational consulting
Edge Franchising Co., Limited (“Edge Franchising”)	March 16, 2016	Hong Kong	100%	Educational consulting
Rise Education International Limited (“Rise HK”)	June 24, 2013	Hong Kong	100%	Educational consulting
Edge Online Co. Limited	April 1, 2018	Hong Kong	100%	Educational consulting
Rise (Tianjin) Education Information Consulting Co., Ltd. (“Rise Tianjin” or “WFOE”)	August 12, 2013	PRC	100%	Educational consulting, Sale of course materials, study tour service
VIE:
Beijing Step Ahead Education Technology Development Co., Ltd.	January 2, 2008	PRC	—	Educational consulting
VIE’s subsidiaries and school:
Beijing Haidian District Step Ahead Training School	September 18, 2008	PRC	—	Language education

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activity
Beijing Shijingshan District Step Ahead Training School	July 14, 2009	PRC	—	Language education
Beijing Changping District Step Ahead Training School	July 3, 2009	PRC	—	Language education
Beijing Chaoyang District Step Ahead Training School	July 20, 2009	PRC	—	Language education
Beijing Xicheng District RISE Immersion Subject English Training School	February 5, 2010	PRC	—	Language education
Beijing Dongcheng District RISE Immersion Subject English Training School	July 30, 2010	PRC	—	Language education
Beijing Tongzhou District RISE Immersion Subject English Training School	April 19, 2011	PRC	—	Language education
Beijing Daxing District RISE Immersion Subject English Training School	March 31, 2013	PRC	—	Language education
Beijing Fengtai District RISE Immersion Subject English Training School	February 28, 2012	PRC	—	Language education
Beijing RISE Immersion Subject English Training School Co., Ltd.	October 26, 2018	PRC	—	Language education
Shanghai Boyu Investment Management Co., Ltd.	January 29, 2012	PRC	—	Language education
Shanghai Riverdeep Education Information Consulting Co., Ltd.	March 8, 2010	PRC	—	Educational consulting services
Shanghai Huangpu District Step Ahead Training School	June 17, 2011	PRC	—	Language education
Shanghai Ruiaidisi English Training School Co., Ltd	August 5, 2019	PRC	—	Language education
Kunshan Ruiaidisi Education Technology Co., Ltd	July 30, 2019	PRC	—	Language education
Guangzhou Ruisi Education Technology Development Co., Ltd.	August 17, 2012	PRC	—	Training services
Guangzhou Yuexiu District RISE Immersion Subject English Training School	April 29, 2014	PRC	—	Language education
Beijing Step Ahead RISE Education Technology Development Co., Ltd.	December 11, 2019	PRC	—	Language education
Guangzhou Haizhu District RISE Immersion Subject English Training School-Chigang	December 8, 2014	PRC	—	Language education
Guangzhou Tianhe District RISE Immersion Subject English Training School	July 11, 2017	PRC	—	Language education
Guangzhou Liwan District Rise Education Training Center Co., Ltd	November 25, 2019	PRC	—	Language education
Guangzhou Tianhe District Ruisi Education Consulting Co., Ltd	July 11, 2017	PRC	—	Language education
Shenzhen Mei Ruisi Education Management Co., Ltd.	February 28, 2014	PRC	—	Training services
Shenzhen Futian District Rise Training Center	January 8, 2015	PRC	—	Language education
Shenzhen Nanshan District Rise Training Center	May 26, 2015	PRC	—	Language education
Shenzhen Luohu District Rise Education Training Center	August 3, 2017	PRC	—	Language education
Wuxi Rise Foreign Language Training Co., Ltd.	June 5, 2013	PRC	—	Training services
Wuxi Ruiying English Training Center Co., Ltd	June 10, 2019	PRC	—	Language education
Ruisixing (Tianjin) Travel Services Co., Ltd	July 3, 2018	PRC	—	Traveling services
Hebei Camphor Tree Information Technology Co., Ltd.	November 5, 2015	PRC	—	Investment holding
Shijiazhuang Forest Rock Education Technology Co., Ltd.	August 28, 2018	PRC	—	Investment holding
Shijiazhuang Xinhua District Oriental Red American Education Training School	November 14, 2019	PRC	—	Language education
Shijiazhuang Xinhua District Zhuoshuo Training School Co., Ltd	December 13, 2019	PRC	—	Language education
Shijiazhuang Yuhua District Ai Ruisi Education Training School	February 1, 2019	PRC	—	Language education
Shijiazhuang Yuhua District Oriental Red Education Training School	February 1, 2019	PRC	—	Language education
Shijiazhuang Chang’an District Jinshuo Culture Education Training School Co., Ltd	April 1, 2019	PRC	—	Language education

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

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

except share and ADS data and per share and per ADS data)

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

except share and ADS data and per share and per ADS data)

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

Consulting Services Agreements. Rise HK has entered into Consulting Services Agreements with the WFOE and the VIE in 2014, respectively, under which Rise HK provides certain technical and business support services. In return, the WFOE and the VIE agree to pay service fees to Rise HK. The initial term of these agreements is five years, which can be automatically renewed for another five years, unless one party notifies the other party in writing of its intention not to renew within 30 days of expiration.

In June 2019, Rise HK entered into a new consulting service agreement with the WFOE, replacing the consulting service agreement with the WFOE entered in 2014. Under this new consulting service agreement, Rise HK provides strategic consulting services to the WFOE, including consulting services with respect to strategic planning on curriculum products and strategic consultation on curriculum products, and the WFOE agrees to pay a service fee to Rise HK. The initial term of this agreement is five years, which will be renewed for another five years automatically unless one party does not consent.

The Consulting Service Agreement between Rise HK and the VIE in 2014 was terminated in June, 2019 and was replaced by a new consulting service agreement between WFOE and the VIE. No material terms or conditions were changed or altered. Therefore, there was no impact to the Company’s effective control over the VIE and the Company continued to consolidate the VIE

Service Agreement. Pursuant to the Service Agreement entered in 2014 (2014 Service Agreement), WFOE provides certain services to the VIE, including design of teaching plans, courseware development services and licensed use of the WFOE’s business management system. In return, the VIE agrees to pay service fees to the WFOE. The initial term of the agreement is five years, which can be automatically renewed for another five years, unless terminated through mutual agreement of the parties. Neither the VIE nor the Nominee Shareholders may unilaterally terminate the agreement.

In June 2019, the WFOE entered into a new Service Agreement, a Consulting Service Agreement and a License Agreement with the VIE, replacing the 2014 Service Agreement. Under these 2019 agreements, the WFOE (i) authorizes the VIE to use the Group’s courseware and trademarks as well as the business management system developed by the WFOE, and (ii) provides certain services, including services with respect to academic support, branding, marketing and promotion support, customer service support and administrative support, to the VIE. In return, the VIE is required to pay royalties and service fees to the WFOE. The initial term of each of these agreements is five years, renewable for another five years automatically unless the parties terminate this agreement in writing. Neither the VIE nor the Nominee Shareholders may unilaterally terminate the agreement. No material terms or conditions were changed or altered. Therefore, there was no impact to the Company’s effective control over the VIE and the Company continued to consolidate the VIE.

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

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

Comprehensive Services Agreements and License Agreements were terminated as of June 28, 2019, and replaced with a License Agreement, a License Agreement with respect to the management system, a Service Agreement and a Framework Agreement for the purchase of teaching materials by the VIE’s schools from the WFOE dated as of the same date. Under these 2019 agreements, the WFOE continues to (i) authorize these schools to use the Group’s courseware and trademarks as well as the management systems developed by the WFOE, (ii) provide certain services, including services with respect to academic support, enrollment support, human resources support, financial management support, legal support, customer support, internet technology support and administrative support, to these schools, and (iii) sell the Group’s teaching materials to these schools at agreed upon prices. Each of the schools is required to pay royalties and service fees to the WFOE for the licenses and services provided by the WFOE. The initial term of each of these agreements is five years, renewable for another five years automatically unless the parties terminate this agreement in writing. The schools are required to pay royalties to the WFOE, which may be adjusted at the WFOE’s sole discretion. No material terms or conditions were changed or altered. Therefore, there was no impact to the Company’s effective control over the VIE and the Company continued to consolidate the VIE.

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

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Cash and cash equivalents	947,626	742,402	106,639
Restricted cash	13,442	13,705	1,969
Accounts receivable, net	38	852	122
Inventories	1,978	3,455	496
Prepayments and other current assets	59,141	36,983	5,312
Amounts due from the Group’s subsidiaries	18,422	14,916	2,143
Total current assets	1,040,647	812,313	116,681
Property and equipment, net	118,482	127,589	18,327
Intangible assets, net	2,579	19,031	2,734
Long-term investment	—	33,000	4,740
Goodwill	146,666	316,334	45,439
Deferred tax assets	6,157	7,567	1,087
Other non-current assets	51,660	47,945	6,887
Operating lease right-of-use assets	—	575,229	82,626
Total non-current assets	325,544	1,126,695	161,840
Total assets	1,366,191	1,939,008	278,521
Accounts payable	7,558	6,639	953
Accrued expenses and other liabilities	126,455	155,709	22,366
Deferred revenue and customer advances	970,022	690,273	99,152
Income taxes payable	20,215	7,391	1,062
Amounts due to the Group’s subsidiaries	44,208	119,593	17,178
Current portion of operating lease liabilities	—	153,248	22,013
Total current liabilities	1,168,458	1,132,853	162,724
Deferred revenue and customer advances	36,037	35,527	5,103
Deferred tax liabilities	—	5,431	780
Operating lease liabilities	—	433,874	62,322
Other non-current liabilities	3,238	37,995	5,458
Total non-current liabilities	39,275	512,827	73,663
Total liabilities	1,207,733	1,645,680	236,387

	For the Years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenues	912,166	1,175,618	1,443,373	207,328
Net income	24,771	85,753	74,633	10,720
Net cash generated from/(used in) operating activities	263,813	368,546	(102,228)	(14,684)
Net cash used in investing activities	(46,630)	(72,695)	(102,734)	(14,757)

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

The revenue-producing assets that are held by the VIEs comprise of property and equipment, student base and franchise agreements and operating lease right-of-use assets. The VIEs contributed an aggregate of 94%, 92% and 94% of the consolidated revenues for the years ended December 31, 2017, 2018 and 2019, respectively, after elimination of inter-company transactions.

As of December 31, 2019, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company. The Company did not provide nor intend to provide financial or other support not previously contractually required to the VIEs during the years presented.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation allowance for deferred tax assets, uncertain tax positions, the initial valuation of the assets acquired and liabilities assumed and noncontrolling interest in a business combination, economic lives and impairment of long-lived assets, impairment of goodwill, standalone selling prices of performance obligations of revenue contracts, accounts receivable and contract assets allowances, measurement of right-of-use assets and lease liabilities and share-based compensation. Actual results could differ from those estimates.

Convenience translation

Amounts in the United States Dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9618 per US$1.00 on December 31, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

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

In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Group adopted the new standard effective January 1, 2018, using the retrospective transition method. All restricted cash was presented on the face of the consolidated balance sheet as “Restricted cash.”

Investments

Short-term investments

The Group’s short-term investments comprise primarily of cash deposits at floating rates based on daily bank deposit rates with original maturities ranging from over three months to six months.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments (Continued)

Long-term investment

The Group’s long-term investment is an equity investment in unlisted company based in the PRC over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock.

The Group adopted ASC 321, Investments — Equity Securities (“ASC 321”) on January 1, 2018, pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Group makes a qualitative assessment of whether the equity investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group has to recognize an impairment loss in the consolidated statements of (loss)/income equal to the difference between the carrying value and fair value. As of December 31, 2019, the carrying amount of the Group’s equity investment measured at fair value using the measurement alternative was RMB33,000 (US$4,740), net of accumulated impairment of RMB nil (US$ nil). There were also no unrealized gains (upward adjustments) or losses (downward adjustments) resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer during the periods presented. For all periods presented, no equity securities were sold.

Inventories

Inventories are finished goods and mainly comprised of textbooks and other educational study tools (“course materials”). Course materials are stated at the lower of cost or market. Cost is determined using the weighted average cost method. As of December 31, 2018 and 2019, the Group did not have any provision for inventories.

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

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the Chief Executive Officer of the Group, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports. Substantially all of the Group’s revenues for the years ended December 31, 2017, 2018 and 2019 were generated from the PRC. As of December 31, 2018 and 2019, a majority of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

Non-controlling interests

For certain subsidiaries of the VIE, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net (loss)/income on the consolidated statements of (loss)/income, includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group’s consolidated balance sheets.

Goodwill

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

There was only one reporting unit (that also represented the operating segment) as of December 31, 2018 and 2019, respectively. Goodwill was allocated to the one reporting unit as of December 31, 2018 and 2019, respectively (Note 9). The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Category	Estimated Useful Life
Courseware license	15 years
Franchise agreements	2.5-3 years
Student base	3-5 years
Trademarks	10-15 years
Purchased software	3-5 years
Licensed copyright	Over the shorter of contractual terms or estimated useful lives of the assets
Teaching course materials	10 years

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

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business Combinations

The Group accounts for business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Group re-measured the Group’s previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The group determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, restricted cash, certain other current assets, long-term investment, accounts payable, long-term loan, customer advances, lease liabilities and certain other current liabilities. For long-term investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amounts of remaining financial instruments, except for the long-term loan, approximate their fair values because of their short-term maturities. The carrying amount of the long-term loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

On January 1, 2018, the Group adopted ASC 606, Revenue from contracts with customers (“ASC 606”) utilizing the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018 and 2019 were presented in accordance with ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continued to be presented in accordance with ASC 605, Revenue Recognition. The cumulative effect of adopting ASC 606 resulted in an adjustment to increase the opening balance of accumulated deficit on January 1, 2018 by RMB44,122, with the impact related to the recognition of initial franchise fees. The Group’s accounting policy before January 1, 2018 was to recognize initial franchise fees when franchisees commence operations under the RISE brand or upon the renewal of the franchise agreements. In accordance with ASC 606, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement, and will therefore, be treated as a single performance obligation. Therefore, initial franchise fees should be recognized over the franchise term, which is generally five years under ASC 606.

The Group’s revenue recognition policies following the adoption of ASC 606 are as follows:

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

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

The primary sources of the Group’s revenues are as follows:

(a)	Educational programs

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

Course fees are collected in advance of the commencement of each course and each course comprises of a fixed amount of classes. The Group uses the student’s daily attendance records, an output measure, to recognize revenue over time as it best depicts the simultaneous consumption and delivery of educational program services. Students are allowed to return course materials if they are unused. However, once the student attends the first class of the respective course, course materials cannot be returned. Therefore, revenue associated with distinct course materials is recognized at the point in time when control transfers to the student, generally when the student attends the first class of the respective course.

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

To consistent with its management reporting framework, starting during the first quarter of 2019, revenues from educational programs include revenues generated by The Edge, which was previously reported in the Others line item. Revenues from educational programs in prior periods have been adjusted for consistency and comparability (Note 5). The Edge offers admission consulting, academic tutoring and test preparation services for students who intend to study abroad and each service represents an individual performance obligation. For admission consulting services, the Group uses the input method by reference to the consulting hours incurred up to the end of reporting period as a percentage of total estimated hours to recognize revenue over a fixed contract period, which best depicts the Group’s efforts toward satisfying the performance obligation relative to the total expected efforts. For academic tutoring and test preparation services, the Group use students’ attendance records, an output measure, to recognize revenue over time as it best depicts the simultaneous consumption and delivery of such services.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Franchise revenues

Franchise revenues includes non-refundable initial franchise fees and the recurring franchise fees from its franchisees. The initial franchise services to be performed under the franchise agreements to earn the initial franchise fees comprise of (i) authorizing franchisees to use the RISE brand and the Group’s courseware, and (ii) initial setup services, including assisting with site selection and marketing strategy, training of franchisee management and teachers. The Group’s franchise agreements do not include guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises from franchisees. In accordance with the new revenue recognition standard, the initial franchise services are not distinct from the continuing rights offered during the term of the franchise agreement and will therefore be treated as a single performance obligation. As such, beginning in January 2018, initial franchise fees are deferred and recorded as “deferred revenue and customer advances”, and are recognized over the franchise term as the performance obligation is satisfied, which is generally five years. The Group also receives sales-based recurring franchise fees from its franchisees, which include a fixed percentage of the franchisees’ course fees and proceeds from the sale of related course materials. The recurring franchise fees are recognized at the time the underlying franchisees’ sale of services occur.

(c)	Other revenues

Other revenues comprise mainly of the provision of overseas and domestic study tour services. The Group determined the overseas study tours contract contains a single performance obligation and the Group is the principal in providing overseas study tours services as it controls such services before the services are transferred to the customer. Therefore, the Group recognizes study tours revenue on a gross basis. The Group recognize revenue over the service period of the study tour, which is, generally around two to three weeks, as it best depicts the simultaneous consumption and delivery of overseas study tours services.

Advertising expenditures

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of (loss)/income. For the years ended December 31, 2017, 2018 and 2019, advertising expenses were approximately RMB80,475, RMB136,323 and RMB177,378 (US$25,479), respectively.

Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) (“ASC 842”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Group have lease agreements with lease and non-lease components, which are generally accounted for separately.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (Continued)

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any lease payments made, net of lease incentives. Lease expense is recorded on a straight-line basis over the lease term.

Upon adoption, the Group recognized ROU assets of RMB601,610 and total lease liabilities (including current and non-current) RMB610,500 for operating leases as of January 1, 2019. The impact of adopting ASC 842 on the Group’s opening retained earnings, current year net income and current year cash flow was insignificant. As of December 31, 2019, the Group recognized operating lease ROU assets of RMB610,323 (US$87,667) and total lease liabilities RMB622,215 (US$89,374), including current portion of RMB157,911 (US$22,682) for operating leases.

The Group’s operating leases mainly related to offices and classroom facilities.

The components of operating lease costs were as follows:

	For the year ended December 31, 2019
	RMB	US$
Operating Lease Costs:
Fixed	193,665	27,818
Short-term	859	123
Total(1)	194,524	27,941

1)	Variable operating lease cost was immaterial for the year ended December 31, 2019.

Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31, 2019
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:	191,493	27,506
Right-of-use assets obtained in exchange for lease obligations:	176,026	25,285

The aggregate future lease payments for operating leases as of December 31, 2019 were as follows:

	RMB	US$
2020	184,225	26,462
2021	155,028	22,268
2022	133,965	19,243
2023	97,654	14,027
2024	48,468	6,962
Thereafter	85,290	12,251
Total lease payments	704,630	101,213
Less: Imputed interest	82,415	11,839
Present value of lease liabilities	622,215	89,374

As of December 31, 2019, the weighted average remaining lease term was 5.0 years and weighted average discount rate was 4.90% for the Group’s operating leases.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. When the vesting conditions (or other terms) of the equity awards granted to employees are modified, the Group first determines on the modification date whether the original vesting conditions were expected to be satisfied, regardless of the entity’s policy election for accounting for forfeitures. If the original vesting conditions are not expected to be satisfied, the grant-date fair value of the original equity awards are ignored, and the fair value of the equity award measured at the modification date is recognized if the modified award ultimately vests. When a vesting condition that is probable of achievement is modified and the new vesting condition also is probable of achievement, the compensation cost to be recognized if either the original vesting condition or the new vesting condition is achieved cannot be less than the grant-date fair value of the original award. That compensation cost is recognized if either the original or modified vesting condition is achieved. Cancellation of the awards accompanied by the concurrent grant of a replacement award is also accounted for as a modification of the terms of the cancelled awards. Therefore, incremental compensation cost shall be measured as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

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

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of (loss)/ income as income tax expense.

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

except share and ADS data and per share and per ADS data)

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

Other income, net

The Group’s depositary bank of its American depositary receipt (“ADR”) program may make contributions to the Group provided certain conditions are met. For the years ended December 31, 2017, 2018 and 2019, the Group received nil, RMB10,960 and nil from the depository bank, and recognized as nil, RMB10,960 and nil as other income, net of the consolidated statements of (loss)/income.

Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive (loss)/income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive (loss)/income includes net (loss)/income and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive (loss)/income.

Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB62,934, RMB87,544 and RMB107,747 (US$15,477) for the years ended December 31, 2017, 2018 and 2019, respectively.

Treasury shares

In November 2018, the Board of Directors approved a share repurchase plan (“2018 repurchase plan”). The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is initially recorded in the “Treasury Shares” line item in the consolidated balance sheets. Upon retirement, the ordinary shares account will be debited only for the aggregate par value of the retired shares, and the excess of the acquisition cost of treasury shares over the aggregate par value is allocated to the additional paid-in capital. As of December 31, 2019, all treasury shares were fully retired.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group does not expect any material impact on its consolidated financial statements as a result of adopting the new standard.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Group does not expect any impact on its consolidated financial statements as a result of adopting the new standard.

In August 2018, FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 revises fair value disclosures, including requiring additional information on changes in unrealized gains and losses and significant unobservable inputs as it relates to Level 3 fair value measurements. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this update. The Group does not expect any material impact on its consolidated financial statements as a result of adopting the new standard.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

3.	CONCENTRATION OF RISKS

Business, customer, political, social and economic risks

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC. No single customer or supplier accounted for more than 10% of revenue or costs of revenues for the each of three years in the period ended December 31, 2019.

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, and restricted cash. As of December 31, 2019, substantially all of the Group’s cash and cash equivalents, and restricted cash were deposited with financial institutions with high-credit ratings and quality.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Group does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable international financial institutions with high rating rates to place its foreign currencies. The Group regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

3.	CONCENTRATION OF RISKS (Continued)

Interest rate risk

The Group is exposed to interest rate risk related to its outstanding long-term loan (Note 11). The interest rate of the long-term loan was mainly based on the three month London Interbank Offered Rate and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB5,173 (US$743) per year based on the Group’s debt level at December 31, 2019.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was depreciation of approximately 6.7% and appreciation of 5.7% and 1.3% during the years ended December 31, 2017, 2018 and 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

To the extent that the Group needs to convert US$ into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against US$ would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into US$ for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of US$ against RMB would have a negative effect on the US$ amount available to the Group. In addition, a significant depreciation of the RMB against the US$ may significantly reduce the US$ equivalent of the Group’s earnings or losses.

Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Group’s cash and cash equivalents, and restricted cash denominated in RMB amounted to RMB970,936 (US$139,466) as of December 31, 2019.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

4.	BUSINESS COMBINATION

Edge

On November 1, 2017, the Group acquired 100% equity interest of Edge Franchising, a leading Hong Kong-based admissions consulting company specializing in overseas boarding school and college placement, and certain fixed assets, intellectual properties, material contracts and key employees of the educational consulting business (collectively referred to as “Edge Acquiree”, or “Edge Business”) from a seller in which a managing director of Bain Capital Education IV Cayman Limited (“Bain Capital Education IV”) is a director and minority shareholder. The acquisition is expected to complement the Group’s existing business and achieve significant synergies.

Details of the purchase consideration are as follows:

(i)	Cash consideration of RMB16,769 (“Cash Consideration”).

(ii)

In accordance with the sale and purchase agreement, the Company shall issue to the selling shareholder 216,021 ordinary shares. As of the acquisition date, the Group recorded RMB9,211 (“Share Consideration”) in the “Accrued expenses and other current liabilities”.

The Cash Consideration and Share Consideration were settled on January 2, 2018.

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

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

4.	BUSINESS COMBINATION (Continued)

Shijiazhuang

On July 1, 2019, the Group acquired a 51% equity interest in 7 learning centers in Shijiazhuang (“Shijiazhuang business”), certain fixed assets, student contracts and key employees of the educational consulting business from a franchisee of the Group. The acquisition is expected to complement the Group’s existing business and achieve significant synergies.

Total consideration was RMB44,061(US$6,329) in cash, of which RMB9,606(US$1,380) was unpaid as of December 31, 2019.

The Group has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of July 1, 2019, the date of acquisition:

	RMB	US$
Purchase consideration	44,061	6,329
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	(83,813)	(12,039)
Intangible assets	15,800	2,270
Student base	15,800	2,270
Deferred tax liabilities	(4,742)	(681)
Non-controlling interest	(33,866)	(4,865)
Goodwill	150,682	21,644

The non-controlling interests on acquisition date was measured by applying the equity percentage held by minority shareholders and a discount for lack of control premium to the fair value of the acquired business of Shijiazhuang, which was determined using an income approach. The significant inputs were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate and terminal values.

Goodwill recognized on the acquisition date is the expected synergies from combining operations of Shijiazhuang and the Group, which does not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for income tax purposes.

The Group recognized RMB464 and RMB83 (US$12) of acquisition related costs which were included in general and administrative expenses for the years ended December 31, 2018 and 2019, respectively.

The information of pro forma revenue and net loss for the year ended December 31, 2018 is not available and the cost to develop it would be excessive. The unaudited pro forma information for the year ended December 31, 2019 set forth below gives effect to the acquisition as if it had occurred at the beginning of the period. The pro forma results have been calculated after applying the Group’s accounting policies and including adjustments primarily related to the amortization of acquired intangible assets, and income tax effects, as applicable. The pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been occurred had the acquisition been consummated as of that time or that may result in the future:

	For the year ended December 31, 2019
	pro forma	As reported	As reported
	(unaudited)
	RMB	RMB	US$
Revenues	1,555,302	1,529,447	219,691
Net income	152,669	148,100	21,273

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

4.	BUSINESS COMBINATION (Continued)

Changping

On November 1, 2019, the Group acquired certain fixed assets, intellectual properties, material contracts and key employees of a franchised learning center in Changping (“Changping”) from a franchisee of the Group for a total cash consideration of RMB12,669 (US$1,820), of which RMB8,469 (US$1,216) was unpaid as of December 31, 2019.

Identifiable intangible assets acquired include student base of RMB4,500 (US$646). Goodwill recognized on the acquisition date is not tax deductible and amounted to RMB18,986 (US$2,727); and represents the expected synergies from combining the operations of Changping and the Group, which does not qualify for separate recognition.

The actual results of operation after the acquisition date and pro-forma results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant.

5.	REVENUES

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Educational programs(a)	835,065	1,097,619	1,324,654	190,274
Franchise revenues(b)	100,013	125,341	156,509	22,481
Others	34,197	48,928	48,284	6,936
	969,275	1,271,888	1,529,447	219,691

(a)

To consistent with its management reporting framework, starting from the first quarter of 2019, revenues from educational programs include revenues generated by The Edge, which was previously reported in the Others line item (Note 2). Revenues from educational programs in previous years have been adjusted for consistency and comparability.

(b)

Initial franchise fees amounted to RMB23,302, RMB19,904 and RMB20,569 (US$2,955), and recurring franchise fees amounted to RMB76,711, RMB105,310 and RMB135,940 (US$19,526) for the years ended December 31, 2017, 2018 and 2019, respectively.

The following table provides information about contract assets and liabilities from contracts with customers:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Cost to obtain contract with customers-current	551	1,091	157
Cost to obtain contract with customers-non current	1,274	3,026	435
Contract liabilities-current	959,363	702,737	100,942
Contract liabilities-non current	36,037	39,397	5,659

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

5.	REVENUES (Continued)

During the year of 2019, the contract liabilities balance included decreases for revenues recognized during the period and increases related to new enrollments. For the year ended December 31, 2019, revenue recognized from amounts included in contract liabilities at the beginning of the period was RMB947,077 (US$136,039). As of December 31, 2019, the remaining performance obligations related to educational program services that are partially or wholly unsatisfied are expected to be satisfied within one year, and other remaining performance obligations related to franchise services that are partially or wholly unsatisfied which will be satisfied from one to five years.

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Prepayments to suppliers	27,786	15,799	2,269
Prepaid rental expense	14,701	5,748	826
Staff advances	2,306	1,586	228
Deposits	12,679	18,241	2,620
Prepaid taxes and surcharges	3,930	4,513	648
Current portion of costs to obtain contracts with customers	551	1,091	157
Other receivables	9,584	4,442	638
	71,537	51,420	7,386

7.	PROPERTY AND EQUIPMENT, NET

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Electronic equipment	50,278	60,737	8,724
Furniture	10,649	11,738	1,686
Vehicles	1,168	1,168	168
Leasehold improvements	237,256	277,042	39,795
	299,351	350,685	50,373
Less: accumulated depreciation	170,939	213,345	30,645
Property and equipment, net	128,412	137,340	19,728

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 was RMB29,246, RMB36,026 and RMB45,375 (US$6,518), respectively.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

8.	INTANGIBLE ASSETS, NET

The Group’s intangible assets were all acquired and consisted of the following:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Costs:
Courseware license	211,433	214,087	30,752
Franchise agreements	61,151	62,158	8,928
Student base	97,239	116,828	16,781
Trademarks	49,705	50,338	7,231
Purchased software	21,309	26,514	3,808
Teaching course materials	14,022	21,115	3,033
Licensed copyright	—	2,840	408
	454,859	493,880	70,941
Accumulated amortization:
Courseware license	(74,002)	(89,094)	(12,798)
Franchise agreements	(60,937)	(61,221)	(8,794)
Student base	(94,480)	(99,101)	(14,235)
Trademarks	(16,984)	(20,572)	(2,955)
Purchased software	(6,008)	(7,644)	(1,098)
Teaching course materials	(4,391)	(5,902)	(847)
Licensed copyright	—	—	—
	(256,802)	(283,534)	(40,727)
Net carrying amount	198,057	210,346	30,214

The Group recorded amortization expense of RMB20,465, RMB22,199 and RMB24,646 (US$3,540) for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, estimated amortization expense of the existing intangible assets for each of the next five years is RMB29,068, RMB27,959, RMB25,094, RMB23,400, and RMB21,132, respectively.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

9.	GOODWILL

Balance as of January 1, 2018	475,732
Goodwill acquired in business combination	884
Impairment losses	—
Foreign exchange effect	15,353
Balance as of December 31, 2018	491,969
Goodwill acquired in business combination	169,668
Impairment losses	—
Foreign exchange effect	3,779
Balance as of December 31, 2019	665,416
Balance as of December 31, 2019 (US$)	95,581

The Group’s goodwill is mainly attributable to the acquisitions in 2013, 2017 and 2019 (Note 4). Goodwill is not tax deductible.

For the years ended December 31, 2018 and 2019, respectively, the Group performed a qualitative assessment based on the requirements of ASC 350-20. The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its respective carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2018 and 2019, respectively.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Payroll and welfare payable	80,490	106,429	15,288
Taxes payable	6,778	17,584	2,526
Interest payable	1,605	672	97
Accrued other operating expenses	54,223	24,653	3,541
Accrual for purchase of property and equipment	8,298	10,771	1,547
Payable for acquisition consideration (Note 4)	—	18,075	2,596
Others	8,488	24,624	3,538
	159,882	202,808	29,133

11.	LONG-TERM LOAN

In July 2016, the Group entered into a loan facility agreement (“Original Facility Agreement”), pursuant to which the Group is entitled to draw down up to US$55,000. The maturity date of the loan facility is five years from the drawdown date. In September 2017, an amendment facility agreement (“Amendment Facility Agreement”) was entered, pursuant to which the maturity date was revised to five years from the amendment date and the aggregate of the facility commitments was amended to US$110,000. No other terms or conditions were changed. According to ASC 470-50, the Group concluded that the change resulted in debt modification rather than an extinguishment of debt. As of December 31, 2017, the Group has drawn down the facility in full and US$10,000 principal was repaid.

The Group has repaid principal of US$22,000 and US$35,750 as of December 31, 2018 and 2019 respectively. The amount repayable within twelve months was reclassified to current liabilities. The interest rate of the facility is a flexible interest rate from 2.00% to 3.50% per annum, depending on the leverage ratio of Cayman, plus London Interbank Offered Rate. The interest rate for the outstanding loan as of December 31, 2019, was approximately 3.90%.

Arrangement fee of US$4,708 was incurred to establish the loan facility, and has been capitalized on the consolidated balance sheet to offset against loan liability and accounted for under the effective interest rate method.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

11.	LONG-TERM LOAN (Continued)

Management assessed no breach of its loan covenants for the year ended December 31, 2019. The loan facility is guaranteed by Rise IP, Rise HK, the WFOE and VIE. Further, the ordinary shares of certain subsidiaries of the Group were pledged as collateral for the loan facility. In addition, the Group maintained deposits held in a designated bank account as security for interest payments amounting to US$1,452 (equivalent to RMB10,108) as of December 31, 2019.

As of December 31, 2019, the loan principal will be due according to the following schedule:

US$
September 12, 2020	19,250
September 12, 2021	24,750
September 12, 2022	30,250
74,250

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

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

PRC

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. Preferential EIT rate at 15% is available for entities qualified as “High and New Technology Enterprises” (“HNTE”) . The HNTE certificate is effective for a period of three years.

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

(Loss)/income before income taxes consists of:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
PRC	14,121	189,760	181,457	26,065
Non-PRC	(14,797)	24,439	33,800	4,855
	(676)	214,199	215,257	30,920

The current and deferred portions of income tax expense included in the consolidated statements of (loss)/income are as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Current income tax expense	(51,773)	(65,023)	(64,222)	(9,225)
Deferred income tax expense	(1,151)	(6,740)	(6,475)	(930)
Income tax expense	(52,924)	(71,763)	(70,697)	(10,155)

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

12.	INCOME TAXES (Continued)

The reconciliation of the income tax expense for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
(Loss)/ income before income tax	(676)	214,199	215,257	30,920
Income tax benefit/(expense) computed at the PRC statutory tax rate of 25%	169	(53,550)	(53,815)	(7,730)
Effect of different tax rates in different jurisdictions	(8,175)	2,291	(2,286)	(328)
Effect of preferential tax rates	—	—	8,444	1,213
Effect of tax rate change	—	—	(4,483)	(644)
Non-deductible expenses and others	(26,482)	(15,069)	(19,438)	(2,792)
Outside basis difference on investment in WFOE	(4,446)	(6,233)	(9,872)	(1,418)
PRC royalty withholding tax	(6,950)	(6,080)	(1,027)	(148)
Changes in valuation allowance	(7,040)	6,878	11,780	1,692
Income tax expense	(52,924)	(71,763)	(70,697)	(10,155)

The significant components of the Group’s deferred tax assets and liabilities as of December 31, 2018 and 2019 are as follows:

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses	6,680	6,182	888
Tax loss carry forward	24,214	17,075	2,453
Revenue recognition	12,749	5,031	723
Others	992	846	122
Less: Valuation allowance	(37,311)	(16,850)	(2,420)
	7,324	12,284	1,766
Deferred tax liabilities:
Long-lived assets arising from acquisitions	844	7,239	1,040
Outside basis difference on investment in WFOE	13,853	23,725	3,408
Others	455	1,410	204
	15,152	32,374	4,652
Presentation in the consolidated balance sheets:
Deferred tax assets	6,713	11,026	1,584
Deferred tax liabilities	(14,541)	(31,116)	(4,470)
Net deferred tax liabilities	(7,828)	(20,090)	(2,886)

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

12.	INCOME TAXES (Continued)

The Group operates through several subsidiaries and the VIEs and valuation allowances are considered for each of the subsidiaries and the VIEs on an individual basis. The Group recorded a valuation allowance against deferred tax assets of those subsidiaries and the VIEs that are individually in a cumulative loss as of December 31, 2018 and 2019. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2019, the aggregate undistributed earnings from the Company’s WFOE and VIEs that are available for distribution are RMB488,462 (US$70,163). The Company has considered its operational funding needs, future development initiatives and its dividend distribution plan, and is permanently reinvesting all but RMB237,252 (US$34,079). Determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical because of the various associated income taxes including withholding income tax that would be payable upon the distribution of those amounts.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

12.	INCOME TAXES (Continued)

As of December 31, 2018 and 2019, the Group had taxable losses of RMB97,192 and RMB69,861 (US$10,035), respectively, derived from entities in the PRC and Hong Kong, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable losses as of December 31, 2019 will expire from 2020 to 2024 if not utilized. The Hong Kong taxable losses as of December 31, 2019 can be utilized indefinitely.

As of December 31, 2018 and 2019, the Group had unrecognized tax benefits of RMB7,613 and RMB29,554 (US$4,245), respectively, of which RMB1,389 and nil, respectively were offset against the deferred tax assets on tax losses carry forward, and the remaining amount of RMB6,224 and RMB29,554 (US$4,245), respectively which if ultimately recognized, would impact the effective tax rate. The Group planned to settle unrecognized tax benefits of RMB2,101 (US$302) in cash in the next 12 months, and such amount was classified as income taxes payable. It is possible that the amount of unrecognized benefits will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2018	2019	2019
	RMB	RMB	US$
Balance at January 1,	8,799	7,613	1,094
Additions due to tax positions taken and business combination during the current year	2,636	26,662	3,830
Reversal based on tax positions related to prior years	(171)	(4,721)	(679)
Settlement	(3,463)	—	—
Foreign currency translation adjustments	(188)	—	—
Balance at December 31,	7,613	29,554	4,245

The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2017, 2018 and 2019, the Group recognized approximately RMB734, RMB259 and RMB9,123 (US$1,310) in interest, respectively, and RMB nil, RMB1,161, and nil in penalties, respectively. The Group had approximately RMB2,580 and RMB11,703 (US$1,681) in accrued interest and penalties recorded in other non-current liabilities as of December 31, 2018 and 2019, respectively.

As of December 31, 2019, tax years ended December 31, 2014 through 2019 for the WFOE and the VIEs remain open to examination by the PRC tax authorities.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

13.	RELATED PARTY TRANSACTIONS

a) Related parties

The direct controlling shareholder

Bain Capital Education IV

Entities controlled by the ultimate holding company

Lionbridge Limited (“Lionbridge”)

Bain Capital Advisors (China) Ltd. (“Bain Advisors”)

b) During the years ended December 31, 2017, 2018 and 2019, the Group had the following related party transactions:

			For the year ended December 31,
	Notes		2017	2018	2019	2019
			RMB	RMB	RMB	US$
Loan to a related party:
Lionbridge	(i	)	150,000	150,000	100,000	14,364
Services received from a related party:
Bain Advisors	(ii	)	38,537	—	—	—

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

13.	RELATED PARTY TRANSACTIONS (Continued)

(i)

The Group entered into certain entrustment loan agreements with Lionbridge, pursuant to which the Group granted total loans of RMB150,000, RMB150,000 and RMB100,000 (US$14,364) to Lionbridge during the years ended December 31, 2017, 2018 and 2019, respectively, with details set forth below:

Year ended December 31, 2017
Loan granted	Principal	Interest Rate	Period
Loan 1	100,000	7%	February 24, 2017 to November 30, 2017
Loan 2	50,000	7%	March 20, 2017 to November 30, 2017

Year ended December 31, 2018
Loan granted	Principal	Interest Rate	Period
Loan 1	150,000	7%	March 1, 2018 to November 30, 2018

Year ended December 31, 2019
Loan granted	Principal	Interest Rate	Period
Loan 1	100,000	7.2%	May 30, 2019 to November 30, 2019

As of December 31, 2018 and 2019, respectively, the above loans were fully repaid. Interest income of RMB7,457, RMB7,539 and RMB3,509 (US$504) from the above loans were recorded as interest income during the years ended December 31, 2017, 2018 and 2019, respectively.

(ii)

During the years ended December 31, 2017, 2018 and 2019, the Group accrued consulting fees of RMB38,537, RMB nil and nil, respectively, to Bain Advisors, an affiliate of the Group’s majority shareholder, which included a lump sum consulting termination fee of RMB33,887 to Bain Advisors as a result of the IPO for the year ended December 31, 2017.

(iii)	On November 1, 2017, the Group acquired Edge Business from a seller in which a managing director of Bain Capital is a director and minority shareholder.

c) The balances between the Group and its related parties as of December 31, 2018 and 2019 are listed below:

Amounts due from a related party

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
Bain Capital Education IV	190	191	27

The balance consists of amount due from the Company’s direct controlling shareholder in the ordinary course of business.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

14.	RESTRICTED NET ASSETS

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s foreign investment enterprises, the VIE and the VIE’s subsidiaries must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve and (ii) the development fund.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax income as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2018 and 2019, the Group’s appropriations to the general reserve amounted to RMB5,665 and RMB7,673 (US$1,102), respectively.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of no less than 25% of after-tax income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended December 31, 2018 and 2019, the Group’s appropriations to the development fund amounted to RMB26,314 and RMB18,812 (US$2,702), respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in shareholders’ equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Relevant PRC laws and regulations restrict the WFOE and the VIEs from transferring certain of their net assets to the Company in the form of loans, advances or cash dividends. Amounts restricted include the paid in capital and statutory reserves of the WFOE and the VIEs, totaling approximately RMB240,397 (US$34,531) as of December 31, 2019.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

15.	(LOSS)/INCOME PER SHARE

Basic and diluted (loss)/income per share and per ADS for each of the years presented are calculated as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Numerator:
Net (loss)/income attributable to RISE Education Cayman Ltd—basic and diluted	(47,974)	142,958	148,100	21,273
Denominator:
Weighted average number of ordinary shares outstanding-basic	101,890,411	113,812,182	114,905,223	114,905,223
Weighted average number of ordinary shares outstanding- diluted	101,890,411	115,881,867	116,181,610	116,181,610
Basic (loss)/income per share	(0.47)	1.26	1.29	0.19
Diluted (loss)/income per share	(0.47)	1.23	1.27	0.18
Basic (loss)/income per ADS	(0.94)	2.51	2.58	0.37
Diluted (loss)/income per ADS	(0.94)	2.47	2.55	0.37

No adjustment has been made to the basic loss per share amount presented for the year ended December 31, 2017 as the impact of the outstanding share options were anti-dilutive.

Nil share options were excluded from the computation of diluted income per share for the year ended December 31, 2018 and 2019, respectively, because their effects would be anti-dilutive.

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

except share and ADS data and per share and per ADS data)

16.	SHARE-BASED PAYMENTS (Continued)

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

In 2018, the vesting of 432,500 options granted to seven employees was accelerated, and 50,000 options of one employee was cancelled and replaced with cash rewards (which was an isolated non-recurring event). As of the respective modification dates in December 2018, the original performance condition of the 2016 Options was not expected to be satisfied, therefore, the modification-date fair value of the grantees’ respective 2016 Options instead of the original grant-date fair value was used to measure the modified 2016 Options. In 2019, the vesting of 309,000 options granted to four employees was accelerated. As of the respective modification dates in December 2019, the original performance condition of the 2016 Options was not expected to be satisfied, therefore, the modification-date fair value of the grantees’ respective 2016 Options instead of the original grant-date fair value was used to measure the modified 2016 Options.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

16.	SHARE-BASED PAYMENTS (Continued)

A summary of the equity award activity under 2016 Equity Incentive Plan is stated below:

	Number of options	Weighted - average exercise price	Weighted - Average grant date fair value	Weighted - average remaining contractual term	Aggregate intrinsic Value
		US$		Years	US$
Outstanding, December 31, 2018	2,299,103	1.44	N/A	6.13	5,840
Granted	308,000	1.44	3.50
Exercised	(468,384)	1.44	N/A
Forfeited/Cancelled	(71,000)	1.44	2.02
Outstanding, December 31, 2019	2,067,719	1.44	N/A	5.52	4,260
Vested and expected to vest at December 31, 2019	2,067,719	1.44	N/A	5.52	4,260
Exercisable at December 31, 2019	2,002,719	1.44	N/A	5.43	4,126

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2019 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was nil, RMB168,917 and RMB9,981 (US$1,434).

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

16.	SHARE-BASED PAYMENTS (Continued)

1,333,000 awards were vested and share-based compensation expense of RMB21,896 (US$3,170) was recorded for the year ended December 31, 2019, and the weighted-average grant-date fair value for vested options is US$2.38. As of December 31, 2019, there was US$128 of total unrecognized share-based compensation expenses. Total unrecognized compensation cost may be adjusted for actual forfeitures and modifications occurring in the future.

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

The assumptions used to estimate the fair value of 2016 Equity Incentive Plan granted or modified are as follows:

	For the years ended December 31,
	2017	2018	2019
Risk-free interest rate	2.39%-2.93%	3.51%-3.82%	2.41%-3.34%
Expected volatility range	47.5%-49.3%	49.9%-53.6%	53.7%-55.2%
Suboptimal exercise factor	2.8	2.8	2.8
Fair value per ordinary share as at valuation date	US$ 7.07	US$ 5.28-$7.06	US$4.11-$5.37

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

In April 2019, the Board of Directors approved option grants to employees for the purchase of 4,800,000 of the Company’s ordinary shares. 60% of the options granted will generally vest in four equal installments over a prespecified service period (the “2017 Service Options”) while the remaining 40% of the options will vest based on certain performance conditions (the “2017 Performance Options”).

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

16.	SHARE-BASED PAYMENTS (Continued)

A summary of the equity award activity under 2017 Equity Incentive Plan is stated below:

	Number of options	Weighted - average exercise price	Weighted - Average grant date fair value	Weighted - average remaining contractual term
		US$		Years
Outstanding, December 31, 2018	—
Granted	4,800,000	4.25	2.63	10
Exercised	—
Forfeited/Cancelled	(200,000)	4.25	2.63	—
Outstanding, December 31, 2019	4,600,000	4.25	NA	9.26
Vested and expected to vest at December 31, 2019	4,600,000	4.25	NA	9.26
Exercisable at December 31, 2019	690,000	4.25	NA	9.26

For the year ended December 31, 2019, the share options were out of the money, therefore, no intrinsic value was disclosed. 720,000 awards were vested and share-based compensation expense of RMB13,081 (US$1,894) was recorded for the year ended December 31, 2019, and the weighted-average grant-date fair value for vested options is US2.63. As of December 31, 2019, there was US$7,125 of total unrecognized share-based compensation expenses. Total unrecognized compensation cost may be adjusted for actual forfeitures and modifications occurring in the future.

The fair value of 2017 Service Options and Performance Options were determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The option valuation models required the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for the period within the contractual life of the Options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The fair value of the ordinary shares is the price of the Company’s publicly traded shares.

The assumptions used to estimate the fair value of 2017 Equity Incentive Plan granted are as follows:

For the year ended December 31, 2019
Risk-free interest rate	3.29%
Expected volatility range	54.8%
Suboptimal exercise factor	2.8
Fair value per ordinary share as at valuation date	$4.94

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

16.	SHARE-BASED PAYMENTS (Continued)

Total cost of share-based payments are summarized as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cost of revenues	17,063	1,315	2,617	376
Selling and marketing expenses	9,045	4,229	1,016	146
General and administrative expenses	69,199	14,808	44,256	6,357
Total	95,307	20,352	47,889	6,879

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

17.	COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

As of December 31, 2019, future minimum capital commitments under non-cancelable contracts were as follows:

	RMB	US$
Construction of leasehold improvements	9,010	1,294

All capital expenditure commitments are expected to be paid within one year.

Contingencies

As of December 31, 2019, the Group is in the process of applying for private school operating permits or private non-enterprise entity registration certificates for several schools. In addition, some of the schools have not obtained fire safety approvals. An estimate for the reasonably possible loss or a range of reasonably possible losses associated with these contingencies cannot be made at this time.

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

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Foreign currency translation adjustments
RMB
Balance as of January 1, 2017	50,464
Foreign currency translation adjustments, net of tax of nil	(10,424)
Balance as of December 31, 2017	40,040
Foreign currency translation adjustments, net of tax of nil	2,419
Balance as of December 31, 2018	42,459
Foreign currency translation adjustments, net of tax of nil	(1,542)
Balance as of December 31, 2019	40,917
US$
Balance as of December 31, 2019	5,877

There have been no reclassifications out of accumulated other comprehensive income to net income for the periods presented.

19.	SUBSEQUENT EVENT

In December 2019, novel coronavirus (COVID-19) was first reported to have surfaced in Wuhan, China. Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. In accordance with government regulations to contain the outbreak of COVID-19, all the Group’s offline learning centers were temporarily closed since late January 2020.

Consequently, the COVID-19 outbreak has had, and will continue to have a materially adverse impact on the Group’s business, results of operations, financial position for 2020, including but not limited to revenues and collection of tuition fees. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time. The Group also expects a net loss for the year ending December 31, 2020.

The Group is closely monitoring the situation and is proactively executing risk mitigation strategies to attenuate the impact of COVID-19. The Group is taking all measures necessary to preserve human life and the Group’s business along with taking several steps to further strengthen the financial position and improving financial liquidity, including launching online small-group classes, reducing capital expenditure and potential operating expenses while maintaining quality and safety standards and seeking additional financing. Based on these actions and assumptions regarding the impact of COVID-19, the Group believes that its current financial resources will be enough to fund the liquidity requirements for at least the next twelve months from April 17, 2020.

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

20.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Condensed Balance Sheets

	As at December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	13,774	13,979	2,008
Due from subsidiaries of the Group	47,096	52,910	7,600
Prepayments and other current assets	8,682	8,648	1,242
Total current assets	69,552	75,537	10,850
Non-current assets:
Investment in subsidiaries	436,925	636,322	91,402
Total non-current assets	436,925	636,322	91,402
Total assets	506,477	711,859	102,252
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other liabilities	3,367	3,714	534
Amount due to a subsidiary of the Group	47,355	99,249	14,256
Total current liabilities	50,722	102,963	14,790
Total liabilities	50,722	102,963	14,790
Shareholders’ equity:
Ordinary shares (US$0.01 par value; 200,000,000 and 200,000,000 shares authorized, 113,779,244 and 112,755,320 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	7,074	6,946	998
Additional paid-in capital	600,011	583,262	83,780
Treasury shares, at cost	(23,460)	—	—
Accumulated deficit	(170,329)	(22,229)	(3,193)
Accumulated other comprehensive income	42,459	40,917	5,877
Total shareholders’ equity	455,755	608,896	87,462
Total liabilities and shareholders’ equity	506,477	711,859	102,252

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

20.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (Continued)

Condensed Statements of Comprehensive (Loss)/Income

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
General and administrative expenses	—	(8,400)	(5,600)	(804)
Operating loss	—	(8,400)	(5,600)	(804)
Equity in (loss)/profit of subsidiaries and the VIEs	(54,676)	138,698	153,668	22,072
Interest income	6,702	22	32	5
Others, net	—	12,638	—	—
(Loss)/income before income tax expense	(47,974)	142,958	148,100	21,273
Income tax expense	—	—	—	—
Net (loss)/income	(47,974)	142,958	148,100	21,273
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments	(10,424)	2,419	(1,542)	(221)
Other comprehensive (loss)/income	(10,424)	2,419	(1,542)	(221)
Comprehensive (loss)/income	(58,398)	145,377	146,558	21,052

Statements of Cash Flows

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash generated from investing activities	571,808	13,774	32	5
Net cash used in financing activities	(571,808)	—	—	—
Effect of exchange rate changes	—	—	173	—
Net increase in cash, cash equivalents and restricted cash	—	13,774	205	5
Cash, cash equivalents and restricted cash at beginning of year	—	—	13,774	2,003
Cash, cash equivalents and restricted cash at end of year	—	13,774	13,979	2,008

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except share and ADS data and per share and per ADS data)

20.	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (Continued)

(a)	Basis of presentation

For the Company only condensed financial information, the Company records its investment in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income/(loss) as “Equity in (loss)/profit of subsidiaries and the VIEs” on the condensed statements of comprehensive (loss)/income. The subsidiaries and VIEs did not pay any dividends to the Company for the periods presented.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

The Company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.