Form 20-F
period 2020-12-31
RISE Education Cayman Ltd
filed 2021-04-19
CIK 1712178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
,
2020
.
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
112,951,232 ordinary shares, par value US$0.01 per share, as of
December 31, 2020
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

•
“we,” “us,” “our company,” “our,” the “Company” or “RISE Education” refers to RISE Education Cayman Ltd, a Cayman Islands company, and, where appropriate in the context, its subsidiaries and its consolidated affiliates, including our viable interest entity, or VIE, and its subsidiaries and schools.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.
All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form
20-F
includes our audited consolidated balance sheets as of December 31, 2019 and 2020 and our audited consolidated statements of income/(loss), statements of comprehensive income/(loss), statements of changes in shareholders’ equity and statements of cash flows for each of the three years ended December 31, 2020.

Our reporting currency is the Renminbi. The functional currency of the Company, its Cayman subsidiaries and Rise HK are the US$, and the functional currency of Edge Franchising Co. Limited and Edge Online Co., Ltd are the Hong Kong Dollars (“HK$”). The Company’s PRC subsidiary, VIE and its subsidiaries and schools determined their functional currency to be Renminbi. This annual report contains translations of certain Renminbi amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.5250 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been, or could be, converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all.
We listed our ADSs on the NASDAQ Global Market under the symbol “REDU” on October 20, 2017. On October 24, 2017, we completed the initial public offering of 11,000,000 ADSs and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 1,650,000 ADSs. On June 11, 2018, we completed the follow-on
public offering of 7,000,000 ADSs by the selling shareholders of our company. On July 11, 2018, the sole underwriter exercised its over-allotment option to purchase an additional 585,000 ADSs from the selling shareholders. In 2019, we completed a share repurchase program and repurchased a total of 1,158,741 ADSs on the open market, representing 2,317,482 ordinary shares, at an average price of US$8.66 per ADS and for an aggregate consideration of US$10.0 million.

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
In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	our ability to retain our students in class and increase the number of our new students enrolled;

•	our ability to offer new courses and develop supplementary course materials;

•	our ability to engage, train and retain new teachers;

•	our future business development, financial condition and results of operations;

•	the expected growth in, market size of and trends in the markets for our course offerings in China;

•	expected changes in our revenues, costs or expenditures;

•	our expectations for demand for and market acceptance of our brand;

•	growth of and trends of competition in the junior English language teaching, or ELT, market in China;

•	regulatory developments in the ELT and private education industries in China;

•	government policies and regulations relating to our corporate structure; and

•	general economic and business conditions in China.
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
The following selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected data from the consolidated income statements for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2016, 2017 and 2018 are derived from our consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(thousands, except for EBITDA margin)
Selected Consolidated Statements of Operations Data:
Revenues:
Educational programs (1)	618,326	835,298	1,102,254	1,332,372	872,877	133,774
Franchise revenues (1)	63,532	100,013	125,341	156,509	82,084	12,580
Other revenues (1)	29,135	33,964	44,293	40,566	3,506	537

Total	710,993	969,275	1,271,888	1,529,447	958,467	146,891
Cost of revenues	(363,579)	(452,220)	(576,530)	(694,693)	(602,934)	(92,403)

Gross profit	347,414	517,055	695,358	834,754	355,533	54,488
Operating expenses:
Selling and marketing	(128,475)	(177,993)	(245,662)	(307,339)	(233,687)	(35,814)
General and administrative	(148,093)	(339,690)	(242,084)	(304,626)	(260,239)	(39,884)

Total operating expenses	(276,568)	(517,683)	(487,746)	(611,965)	(493,926)	(75,698)
Operating income/(loss)	70,846	(628)	207,612	222,789	(138,393)	(21,210)

Interest income	16,622	19,559	26,376	17,952	15,091	2,313
Interest expense	(6,073)	(26,589)	(33,803)	(34,093)	(23,611)	(3,619)
Foreign currency exchange (loss)/gain	(2,741)	388	(1,383)	(1,506)	(187)	(29)
Other income, net	4,391	6,594	15,397	10,115	26,961	4,132

Impairment loss on long-term investment	—	—	—	—	(37,000)	(5,670)

Income/(loss) before income tax expense	83,045	(676)	214,199	215,257	(157,139)	(24,083)

Income tax (expense)/benefit	(32,202)	(52,924)	(71,763)	(70,697)	15,695	2,406

Net income/(loss)	50,843	(53,600)	142,436	144,560	(141,444)	(21,677)
Net loss attributable to non-controlling interests	3,080	5,626	522	3,540	9,011	1,381

Net income/(loss) attributable to RISE Education Cayman Ltd	53,923	(47,974)	142,958	148,100	(132,433)	(20,296)

Non-GAAP Financial Measures:
EBITDA (2)	142,318	56,064	279,852	301,419	(64,370)	(9,865)
EBITDA margin (3)	20.0%	5.8%	22.0%	19.7%	-6.7%
Adjusted EBITDA (2)	—	242,510	300,204	349,308	(9,371)	(1,437)
Adjusted EBITDA margin (4)	—	25.0%	23.6%	22.8%	-1.0%
Non-GAAP net income/(loss) attributable to RISE Education Cayman Ltd (2)	86,042	144,954	179,932	213,363	(60,070)	(9,207)

(1)
To be consistent with our management reporting framework, revenues from educational programs include revenues generated from
Can-Talk
starting from the first quarter of 2020. Revenues from educational programs in previous years have been adjusted to conform to the presentation in 2020.

(2)
To see how we define and calculate EBITDA, adjusted EBITDA,
Non-GAAP
net (loss)/income, a reconciliation between EBITDA and net (loss)/income and a discussion about the limitations of non-GAAP
financial measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating
Results—Non-GAAP
Financial Measures.”

(3)	EBITDA margin is calculated by dividing EBITDA by revenues.
(4)	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenues.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(thousands)
Selected Consolidated Balance Sheet Data:
Total current assets	707,738	1,142,445	1,402,270	1,084,866	744,568	114,110
Cash and cash equivalents	639,999	1,055,982	1,288,080	999,012	554,620	84,999
Prepayments and other current assets	45,517	40,571	71,537	51,420	94,556	14,491
Total non-current assets	792,560	813,893	878,504	1,717,089	1,681,837	257,753
Property and equipment, net	75,673	100,177	128,412	137,340	107,537	16,481
Intangible assets, net	225,951	200,615	198,057	210,346	185,647	28,452
Goodwill	461,686	475,732	491,969	665,416	659,255	101,035
Total assets	1,500,298	1,956,338	2,280,774	2,801,955	2,426,405	371,863
Total current liabilities	763,366	1,030,700	1,278,872	1,233,518	1,168,355	179,058
Current portion of long-term loan	38,186	—	82,506	134,015	226,744	34,750
Accrued expenses and other current liabilities	96,158	171,099	159,882	202,808	164,193	25,164
Deferred revenue and customer advances	601,324	812,821	1,002,796	716,637	563,736	86,396
Total non-current liabilities	338,505	629,906	561,068	944,136	756,544	115,946
Long-term loan	333,102	623,439	502,356	370,163	191,397	29,333
Total liabilities	1,101,871	1,660,606	1,839,940	2,177,654	1,924,899	295,004
Total RISE Education Cayman Ltd shareholders’ equity	407,200	310,131	455,755	608,896	495,112	75,879
Non-controlling interests	(8,773)	(14,399)	(14,921)	15,405	6,394	980
Total equity	398,427	295,732	440,834	624,301	501,506	76,859
Total liabilities, non-controlling interests and shareholders’ equity	1,500,298	1,956,338	2,280,774	2,801,955	2,426,405	371,863

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risks Related to Our Business and Industry
We may not be able to attract new students or retain our existing students.
The success of our business depends largely on the number of students. Therefore, our ability to continue to attract new students and retain existing students is critical to our continued success and growth. Being able to do so is dependent on a variety of factors, including our ability to maintain and enhance product and service quality, refine our teaching methodologies and innovate and develop new products to respond to our customers’ demands and changing market trends and regulatory requirements and our ability to connect with existing and potentially new students through various marketing channels. If we are unable to continue to attract new students or retain existing students, our revenues may decline, or we may record losses, either of which could have a material adverse effect on our business, financial condition and results of operations.
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
We may not be able to grow or grow as rapidly as we did in the past, or effectively execute our growth strategies.
We aim to continue to open new self-owned learning centers, and cooperate with franchise partners to open new franchised learning centers. We also aim to continue enrolling new students, recruiting new teachers, increasing the operating efficiency of our existing and new learning centers and investing in complementary products. In addition, in 2020, we started to offer online courses in response to the closure of offline learning centers during the
COVID-19
pandemic and transformed into an online-merge-offline, or OMO, business model. We expect to continue leveraging our OMO business model in the future and develop into a multiple-disciplinary capability-based educational platform. We started to offer STEAM courses in 2020 through our learning centers, and plan to continue promoting such courses as an important component of our product portfolio. However, we may not be able to effectively execute all of these business initiatives due to expected or unexpected developments in the regulatory regime or the education industry in China or any other factors beyond our control. We may not be able to continue to grow or grow as rapidly as we did in the past.

Furthermore, if we fail to execute our growth strategies effectively, our business, financial condition and results of operations may be materially and adversely affected.
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
We currently offer three flagship courses, Rise Start, Rise On and Rise Up, as well as a series of complementary products, primarily through the courses provided at our self-owned and franchised learning centers. We intend to continue developing new products, further enhancing our existing products, as well as further develop our online courses and products. This process is subject to risks and uncertainties, such as unexpected technical, operational, logistical or other problems that could delay the process temporarily or permanently. Moreover, our experience in operating and managing online operations may be relatively limited compared to our offline operations. Therefore, we cannot assure you that any of these new products, enhancement of existing products or development of online courses and products will fulfill customer needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.
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
In order to operate our business, we must receive a number of licenses, permits, and approvals, make filings or complete registrations. These include receiving private school operating permits and private non-enterprise
entity certificates, receiving approvals from or making filings to local education bureaus, and passing fire control assessments. Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot guarantee you that we will be able to obtain and maintain all requisite licenses, permits, approvals, filings, or pass all requisite assessments. While we are in the process of bringing our operations into compliance, among all our self-owned learning centers, those that as of the date of this annual report do not possess the required private school operating permit or private non-enterprise
entity certificates, have not obtained approvals from or made filings to local education bureaus, or have not passed the required fire control assessments, as a whole, were responsible for 10% of our total revenues in 2020.
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
In addition, under PRC laws and regulations, we may be required to obtain an ICP license, an audio or video program transmission license and an online publishing services permit for the operation of our online educational products, such as Rise Up and
Can-Talk.
See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Online Business.”

Developments in the regulatory regime in the private education industry in China may affect our business and financial performance.
The private education industry, including the English language teaching industry, is a regulated industry in China. We are required to obtain a number of licenses, permits and approvals, make filings or complete certain registration to conduct our business, and are subject to continuous supervision and oversight by the local education bureaus. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Private Education in the PRC.”
The regulatory regime in the private education industry and the English language teaching industry has seen significant developments in recent years. On July 12, 2019, the PRC Ministry of Education, or MOE, together with five other authorities, issued the Implementation Opinion on Regulating After-school Online Tutoring, requiring online after-school tutoring institutions to make certain filings and conduct examination and inspections on the contents of their platforms, the qualifications of their teachers, information security and the length of time period of their courses. This regulation also regulates fee standards and refund policies of online after-school tutoring institutions. Furthermore, on August 10, 2019, MOE and seven other authorities issued the Opinion on Guiding and Regulating the Healthy Development of Online Mobile Education Applications, which imposes further requirements on filing as well as on examination and inspections. In addition, in order to respond to increasing concerns over the inability of certain private education institutions to pay refunds, starting in 2020, certain local education bureaus have required private education institutions to deposit prepaid tuitions in custody accounts, and imposed various restrictions on private education institutions’ access to such prepaid tuitions. On March 30, 2021, MOE published the Guidance Opinion on Promoting the Scientific Transition from Kindergartens to Elementary Schools, which, among others, prohibits the provision of tutoring to pre-school
children in violation of applicable requirements, and requires that elementary schools to start from a “zero knowledge” base for first grade students. As this MOE announcement is silent on the specific requirements to be complied with to provide after-school tutoring to pre-school
children, and MOE and local education bureaus are expected to promulgate detailed implementation rules with respect to such requirements, the impact of such MOE announcement on our business and prospects remains uncertain. If any future regulations or any interpretations of the MOE announcement or future regulations prohibit the provision of tutoring to pre-school
children, our business, prospects, financial condition and results of operations may be materially and adversely affected.
To comply with the tightening requirements applicable to our business and operations, we need to make necessary adjustments to our business and operations, which could be costly and time-consuming. We cannot assure you that we will be in full compliance with such requirements in time or at all. If we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant
operations, suspension of our
non-compliant
operations or revocation of the operating permits of, or closure of, the non-compliant
learning centers, any of which may materially and adversely affect our business, financial condition and results of operations. For example, most of our self-owned learning centers in Beijing are unable to resume their offline operations after the resurgence of
COVID-19
in January 2021, despite the pandemic situation in Beijing having been substantially contained since February 2021. This is partly due to the ongoing discussions between us and the relevant local education bureaus on the manner in which the prepaid tuitions must be deposited and may be accessed. As of the date of this annual report, these learning centers may only offer online courses through our online platforms. See “Item 5. Operating and Financial Review and Prospects—D. Trend Information.” This has had, and may continue to have, an adverse impact on our business operations and financial condition. There is no assurance that we will be able to reach consensus with the local education bureaus in Beijing and obtain the necessary approval to re-open
our learning centers in a timely manner, or at all. If we are unable to re-open
our learning centers, our business, prospects, financial condition and results of operations may be materially and adversely affected.
New and more restrictive regulations may be introduced to the private education or English language teaching industry in the future, which may result in adverse changes in our business. For example, it is reported that the regulatory authorities are contemplating to introduce additional restrictions on English language teaching services, especially on those offered to younger children. If such restrictions are introduced, our business, financial condition and results of operations may be materially and adversely affected.

We may fail to successfully grow or operate our franchise business as our franchise partners may fail to operate the franchised learning centers effectively or we may be unable to maintain our relationships with our franchise partners.
We derive revenues from our franchise business through initial or renewal franchise fees, recurring franchise fees based on an agreed percentage of each franchised learning center’s collected tuition fees, and the sale of individual course materials. We expect our franchise revenues to increase as we grow. We rely on our franchise partners to open and operate new learning centers and our results of operations depend on our ability to attract as well as retain franchise partners. Our franchise partners are independent operators and are responsible for the profitability and financial viability of their learning centers. If our franchise partners fail to operate their learning centers effectively or grow their operations, then our financial condition and results of operations may be materially and adversely affected. In addition, we may need to provide financial support to our franchise partners when they encounter financial or operational difficulties, which may have an adverse impact on our own liquidity and financial condition.
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
Furthermore, we are subject to certain sublicensing restrictions under our arrangements with HMH. For example, we cannot sublicense to any party that has been finally adjudicated as liable for willful copyright infringement in the last five years and we cannot guarantee that the sublicensing restrictions have been fully complied with when we sublicense our curricular to our franchise partners. As a result, we may be deemed liable for breaching our obligations under the license arrangements with HMH.
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
Under our arrangements with HMH, we are entitled to develop and have developed derivative products based on licensed HMH courseware, and we own the intellectual property rights for all of these derivative products, including trademarks and copyrights, subject to HMH’s ownership of the intellectual property rights in its underlying courseware. We held a variety of intellectual property rights, including 36 registered domain names and 243 registered trademarks, 125 copyright registrations and one patent as of December 31, 2020. Unauthorized use of any of our intellectual property by third parties, including our franchise partners, may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws, and confidentiality agreements with our employees and contractors, to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement by the PRC regulatory authorities is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

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
Our industry generally experiences seasonality. Seasonal fluctuations have affected, and are likely to continue to affect, our business. Before 2020, we generated higher revenues in the third quarter as we generate revenues from summer overseas study tours during the summer holiday. We also generally generated lower revenues in the first quarter as we deliver fewer classes due to the Chinese New Year holiday. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations may result in volatility in and adversely affect the price of our ADSs.
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
As of December 31, 2020, we leased a total area of approximately 98,702 square meters for self-owned learning centers, and we may have to relocate for a number of reasons.
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
We collaborate with various overseas schools and institutions to provide overseas study tours to students where we are the operator who set the price. Before 2020, we organized tours for students to attend classes abroad, in preschools, elementary schools and middle schools, primarily in the United States and Canada. These relationships helped us offer more diverse products, and charge a premium for the products we offer with other overseas education service providers. These relationships also helped us enhance our brand and reputation and provide exposure to international educational best practices and methods.
We did not provide overseas study tours in 2020 due to the travel restrictions imposed by the United States, Canada, China and other countries during the
COVID-19
pandemic. We plan to continue to offer overseas study tours when such travel restrictions are removed. If our relationships with any of these overseas education service providers deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminishes, whether as a result of our own actions or the actions of others, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations could be adversely affected.
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
Like all companies, we face the risk of employee misconduct or other improper activities. Employee misconduct could include intentional failure to comply with laws and regulations, unauthorized activities, attempts to obtain reimbursement for improper expenses, or submission of falsified time records. Negative press reports regarding employee misconduct could harm our reputation, and if our reputation is negatively affected, our future revenues and growth prospects would be adversely affected. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition, results of operations and our ability to meet our financial obligations.

We have granted options, and we may continue to grant options under our share incentive plans, which may result in increased share-based compensation expenses.
In 2016, we approved a share incentive plan, or the 2016 ESOP Plan, which permits the granting of options to purchase our ordinary shares. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2016 ESOP Plan was 7,000,000. In 2017, we approved a new share incentive plan, or the 2017 ESOP Plan, which permits the granting of options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payment and share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2017 ESOP Plan was 5,000,000. In 2020, we approved a share incentive plan, or the 2020 ESOP Plan, which permits the granting of options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payment and share appreciation rights. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2020 ESOP Plan was 4,147,494.
As of the date of this annual report, options to purchase 1,861,474 ordinary shares, 3,873,506 ordinary shares and 3,645,494 ordinary shares have been granted and outstanding under the 2016 ESOP Plan, the 2017 ESOP Plan and the 2020 ESOP Plan, respectively. We will incur future share-based compensation expenses upon the occurrence of the exercisability event, upon which the options will be accounted for as a cumulative compensation cost since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period.
As of December 31, 2020, the unrecognized compensation expenses related to the non-vested
share options amounted to US$8.4 million, which will be recognized over the remaining requisite period when the exercisability event becomes probable. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.
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
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, a failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

The audit report included in this annual report is prepared by auditors who are not fully inspected by the Public Company Accounting Oversight Board, and, as such, you are deprived of the benefits of such inspection.
Our independent registered public accounting firm issues the audit report included in this annual report filed with the Securities and Exchange Commission, or the SEC. As auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, our independent registered public accounting firm, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. However, according to Article 177 of the PRC Securities Law, which became effective in March 2020, documents and materials relating to securities activities may not, without the consent of the competent PRC securities regulators and relevant authorities, be provided to overseas persons, including the SEC, PCAOB, the U.S. Department of Justice or other U.S. authorities. Because our auditors are located in China, a jurisdiction where PCAOB is currently unable to conduct full inspections without the approval of the Chinese authorities, our auditors are not currently inspected by PCAOB.
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
On December 7, 2018, SEC and PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC and PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights PCAOB’s inability to inspect audit work papers and practices of accounting firms in China with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions SEC and PCAOB will take to address the problem. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, with respect to jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or
Non-Cooperating
Jurisdictions or NCJs, the PWG recommends that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit
from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit.
The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing
from the Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.
The inability of PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national laws, in particular that of China, the U.S. President signed S. 945, the Holding Foreign Companies Accountable Act, or the HFCA Act, into law on December 18, 2020. On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, or the NDAA, which contains provisions comparable to the HFCA Act and was enacted into law on January 1, 2021. The HFCA Act and the NDAA amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded
“over-the-counter”
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time.

Nasdaq also released an FAQ (identification number 1696) on June 10, 2019, stating that Nasdaq may, relying on the discretion afforded under its current listing rules, deny initial or continued listing or apply additional and more stringent criteria if the auditor of a Nasdaq-listed company has not been subject to PCAOB inspection. On March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will be required to comply with the interim final amendments, the SEC must implement a process for identifying such registrants. Consistent with the HFCA Act, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in that jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and government influence on, such registrant. As of the date of this annual report, the SEC is seeking public comments on such registrant identification process and on these submission and disclosure requirements. Although it is currently unclear how and to what extent the remaining requirements of the HFCA Act and the NDAA will be enforced, the full enforcement of the HFCA Act and the NDAA may have a material and adverse impact on the performance of securities issued by China-based issuers listed in the U.S., including us.
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
In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted. The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance.
In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies, including our company, and the market price of our ADSs may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or, if adopted, what affect they may have on our corporate structure.
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

•
imposing fines and penalties, confiscating the income from Beijing Step Ahead and its subsidiaries and schools, or imposing other requirements we or Beijing Step Ahead and its subsidiaries and schools may not be able to comply with;

•	shutting down our servers or blocking our websites;

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Beijing Step Ahead and its subsidiaries and schools and deregistering the pledges on the equity of Beijing Step Ahead;

•	restricting or prohibiting our use of the proceeds of our future offering to finance our business and operations in China;

•	restricting the use of financing sources by us or our consolidated affiliates or otherwise restricting our or their ability to conduct business;

•	imposing additional conditions or requirements we may not be able to comply with; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.
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
The VIE structure has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.” and “Item 4. Information of the Company—C. Organizational Structure.” The Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft Foreign Investment Law, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested enterprises, or FIEs, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 Foreign Investment Law, which became effective on January 1, 2020 and has replaced the major existing laws and regulations governing foreign investment in the PRC. On December 26, 2019, the State Council of the PRC promulgated the Regulation on the Implementation of the Foreign Investment Law, effective January 1, 2020, to provide further guidance on the implementation of the 2019 Foreign Investment Law. Pursuant to the 2019 Foreign Investment Law and its implementation rule, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up FIEs in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests in enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although neither the 2019 Foreign Investment Law nor its implementation rule introduces the concept of “control” in determining whether a company should be considered as an FIE, nor does it provide the “variable interest entity” structure as a method of foreign investment, as the 2019 Foreign Investment Law is newly adopted and, in addition to its implementation rule, relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft Foreign Investment Law may be embodied in, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated affiliates were deemed as an FIE under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations.

We rely on contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead for our operations in China, which may not be as effective in providing control as direct ownership.
We have relied and expect to continue to rely on the contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead to operate our junior ELT business. For a description of these contractual arrangements, see “Item 4. Information of the Company—C. Organizational Structure.” In 2018, 2019 and 2020, the revenue contribution of our consolidated affiliates accounted for 92%, 94% and 96%, respectively, of our total revenues. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our consolidated affiliates. Any failure by our consolidated affiliates or the shareholders of Beijing Step Ahead to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States.
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
The shareholders of Beijing Step Ahead, namely, Mr. Peng Zhang and Mr. Yiding Sun, may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our consolidated affiliates to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliates, which would have a material and adverse effect on our ability to effectively control our consolidated affiliates and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our consolidated affiliates to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We rely on dividends, fees and other distributions paid by our PRC subsidiary and affiliates to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary and affiliates to make payments to us could hinder our ability to conduct our business.
We are a holding company and rely principally on dividends and fees paid by our subsidiary and affiliates in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our offshore and PRC subsidiaries, especially Rise Education International Limited (previously known as Bain Capital Rise Education (HK) Limited), or Rise HK, Rise IP (Cayman) Limited, or Rise IP, and Rise Tianjin, in turn depends on the service fees and IP royalty fees paid by our consolidated affiliates. Current PRC regulations permit our subsidiary in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiary may only distribute dividends after it has made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our schools is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. Furthermore, if our subsidiary or our consolidated affiliates in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in IP royalty, service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.
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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering or other funding to make loans or additional capital contributions to our PRC subsidiary and consolidated affiliates, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Any funds we transfer to our PRC subsidiary and consolidated affiliates, either as a shareholder loan or as an increase in registered capital, are subject to registration or filing with relevant governmental authorities in China.
Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiary and consolidated affiliates is limited. According to current PRC laws and regulations, we can provide funding to our PRC subsidiary through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of our PRC subsidiary, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund our PRC consolidated affiliates through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiary is subject to governmental procedures and may require the PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of calculation. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impact on our ability to fund our PRC entities.
Although we have not utilized the proceeds from our initial public offering to make capital contribution into Rise Tianjin or provide any loan to Rise Tianjin or to our VIE, its subsidiaries or schools, if we seek to do so in the future, we may not be able to complete the required registrations or filings on a timely basis, if at all. If we fail to complete such registrations or filings, our ability to use the proceeds of our initial public offering or other funding and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
On March 30, 2015, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial
enterprises. On June 9, 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Regulating the Foreign Exchange Settlement Management Policy for Capital Accounts, or SAFE Circular 16. While SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19, it allowed FIEs to use the Renminbi fund converted from their foreign exchange capitals to extend loans to their related parties. On October 23, 2019, SAFE issued the Notice on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign currency capital in the domestic equity investment area. FIEs that are not investment companies are allowed to make domestic equity investments by using their paid-in
capital, provided that it is a bona fide investment in compliance with laws and regulations and not in violation of the Special Administrative Measures (Negative List) for Foreign Investment Access. However, in practice, FIEs may still encounter difficulties with local SAFE when making such investments with their capital.
If our VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency funds to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above. Violations of these regulations could result in severe monetary or other penalties. SAFE Circular 19, SAFE Circular 16 and relevant foreign exchange regulatory rules may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering or other source of funding to fund the establishment of new entities in China by our consolidated affiliates, to invest in or acquire any other PRC companies through our PRC subsidiary or consolidated affiliates or to establish new consolidated affiliates in the PRC, which may adversely affect our business, financial condition and results of operations.

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
for-profit
school or a
non-profit
school. A
for-profit
school will be registered as a corporation and can distribute its profits to its sponsors pursuant to relevant corporate laws, while a non-profit
school can only use its profits for the operation of schools. As of the date of this annual report, most provincial governments in China have promulgated local regulations relating to legal person registration and administration for private schools. In particular, certain local governments, such as the Beijing, Shanghai and Hebei governments, require existing private schools to make the decision for their choice in registering as for-profit
or
non-for-profit
schools within a specific time period. However, detailed rules at the national level have not been promulgated with respect to the registration of private schools.
While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in China and especially the regions where we operate, including Beijing, Shanghai, Shenzhen and Guangzhou. Any significant slowdown in China’s economic growth may adversely affect the disposable income of the families of prospective students and cause prospective students to delay or cancel their plans to enroll in our learning centers, which in turn could reduce our revenues. In addition, any sudden changes to China’s political system or the occurrence of social unrest could also have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, the impact of
COVID-19
on China’s economy in 2020 also negatively affected the demand for our services, and materially and adversely affect our business, financial condition and results of operations.

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
Our junior ELT business is subject to certain regulations in China. The PRC government regulates various aspects of our business and operations, such as curriculum content, education materials, tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively. For example, on August 22, 2018, the General Office of the State Council issued the Opinions on Regulating Development of After-school Education Institutions, or the State Council Opinions 80, which provide various stringent guidance on regulating after-school training market for primary and secondary school students, including, among others, the operation standards that after-school education institutions should follow, the requirements and approvals necessary for opening new after-school education institutions, the guidance for daily operation of after-school education institutions, and the regulatory supervision regime for after-school education institutions. See “Item 4. Information of the Company—B. Business Overview—Regulation—Recent Regulations on After-school Education Institutions” for a summary of the State Council Opinions 80. We may be unable to meet such requirements in a prompt manner or incur additional costs in complying with such requirements, which may adversely affect our business, financial conditions and results of operations.
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
non-PRC
shareholders.
The EIT Law and its implementing rules provide that enterprises established outside of China whose “
de facto
management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “
de facto
management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued Circular 82, which was amended on December 29, 2017, providing that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “
de facto
management body” located within China if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in China; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (4) at least half of the enterprise’s directors with voting right or senior management reside in China. The State Administration of Taxation issued a bulletin on July 27, 2011, which was subsequently amended on June 1, 2015 and June 15, 2018, to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities.
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
As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25.0%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise”, dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within China and be subject to PRC withholding tax, at a rate of 10.0% in the case of non-PRC
enterprises or 20.0% in the case of
non-PRC
individuals, which could have a material adverse effect on the value of your investment in us and the price of our ADSs.
There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.
Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiary is wholly owned by our Hong Kong subsidiary, Rise HK. Accordingly, Rise HK may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiary. Under the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Bulletin on Relevant Issues about the “Beneficial Owner” in Tax Treaties on February 3, 2018, which sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatment under Tax Treaties, promulgated by the State Administration of Taxation in August 2015 and amended in October 2019, or the SAT Circular 60, which provides that non-resident
enterprises are not required to obtain
pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident
enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings and collecting relevant supporting documents, which will be subject to post-tax
filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiary.
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
Rise Tianjin, or the WFOE, became entitled in 2016 to certain governmental subsidies based on the value-added tax, business tax and enterprise income tax until 2020. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by the WFOE. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.
We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC
holding companies.
The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by
Non-Resident
Enterprises, or Bulletin 7, on February 3, 2015, which was amended on December 29, 2017. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be
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
Enterprises, or Bulletin 37, which was amended on June 15, 2018. Bulletin 37, which became effective on December 1, 2017 and partially amended some provisions in Bulletin 7. Bulletin 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the party which has the withholding obligation, the competent tax authority, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation.

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
Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. Dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade- and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by or registered with SAFE. For example, foreign exchange transactions under our subsidiary’s capital account remain subject to significant foreign exchange controls and the registration requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.
Our PRC subsidiary is permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside China. In addition, in the event that our PRC subsidiary liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside China to our overseas subsidiary holding its equity interest. Furthermore, in the event that Beijing Step Ahead or any of its subsidiaries liquidates, our PRC subsidiary, Rise Tianjin, may, pursuant to the Proxy Agreement executed by Mr. Peng Zhang and Mr. Yiding Sun, require Beijing Step Ahead or any of its subsidiaries to pay and remit the proceeds from such liquidation to Rise Tianjin. Rise Tianjin then may distribute such proceeds to us after converting them into foreign currency and remit them outside China in the form of dividends or other distributions. Once remitted outside China, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.
Other than the above distributions by and through our PRC subsidiary which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenue generated by our consolidated affiliates for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenue generated by our consolidated affiliates not paid to our PRC subsidiary and revenues generated by our PRC subsidiary not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.
We face fluctuations in the value of the Renminbi.
The change in value of the Renminbi against the U.S. Dollar and other currencies is affected by various factors, such as changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old
policy of pegging the value of the Renminbi to the U.S. Dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the Renminbi exchange regime and to enhance the flexibility of Renminbi exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. Dollar since 2005. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated by approximately 7% against the U.S. dollar during this one-year
period. After that, Renminbi fluctuated against the U.S. dollar and experienced a significant appreciation against U.S. dollar in 2020. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. Dollar. Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. Dollars, appreciation of the U.S. Dollar against the Renminbi would have a negative effect on the U.S. Dollar amount available to us. To the extent that we need to convert U.S. Dollars we received from our initial public offering or other source of funding into Renminbi for our operations, appreciation of the Renminbi against the U.S. Dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. Dollar could materially and adversely affect the price of our ADSs in U.S. Dollars without giving effect to any underlying change in our business or results of operations.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. Although the amendment to the M&A Rules in 2016 generally eased the restrictions imposed on merger and acquisition activities, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, may remain subject to approval by MOFCOM. Certain merger and acquisition transactions to be subject to national security review.
The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 30, 2007 (effective August 1, 2008) requires certain concentrated transactions or transactions involving parties above specified turnover thresholds to be reported to State Administration of Market Regulation.
Furthermore, on December 19, 2020, the NDRC and MOFCOM published the Foreign Investment Security Review Measures, which became effective on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities and investments that would result in acquiring control of assets in certain key sectors affecting national security are subject to a national security review process and are required to obtain the approval from the designated governmental authorities in advance. Such key sectors include, among others, cultural products and services. The term “control” is broadly defined to include control through share ownership, material influence over the shareholders’ meeting or board, and other material influence over the management and operations of an enterprise. It is possible that control through contractual arrangement may be regarded as a form of control and therefore requires approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation.
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
When we grant share options to our employees under our 2016 ESOP Plan, 2017 ESOP Plan or 2020 ESOP Plan from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees or consultants who are PRC citizens.
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
COVID-19,
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
Our business, financial performance and liquidity position have been, and may continue to be in the future, adversely affected by the
COVID-19
pandemic, and our financial performance in 2020 may not be indicative of our operating results or financial condition in the future.
Since its outbreak in December 2019,
COVID-19
has spread all over the world and was declared a global pandemic by the World Health Organization on March 11, 2020. The pandemic has resulted in a number of countries declaring a state of emergency and a number of countries, including the PRC, Japan, the United States, member of the European Union and the United Kingdom, imposing extensive business and travel restrictions with a view to containing the pandemic. The
COVID-19
pandemic and preventative or protective actions taken by the PRC government in respect of this pandemic had caused business disruption, including the temporary closure of our learning centers for a majority of the time during the period starting January 19, 2020 until September 2020. The closure of our learning centers in turn resulted in decreases in our new students enrollment and student retention rate, brought challenges to our traditional face-to-face
teaching model, and created significant difficulties for tuition collection. As a result, our business and financial performance was negatively affected by the outbreak of
COVID-19.
In the meantime, certain portion of our operating costs are fixed and remained relatively stable during the pandemic. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of
COVID-19.”
In addition, we have incurred, and expect to continue to incur, expenses related to
COVID-19
after our offline operations are resumed, as we are required to regularly sanitize our learning centers and offices and implement additional hygiene-related protocols. The English tutoring industry may also become subject to enhanced health and hygiene requirements to deter any future epidemic outbreaks, which may require us to spend a significant amount of money and efforts operating our nationwide learning centers. Additionally, although
COVID-19
has been largely contained in most cities in China, the development of the
COVID-19
pandemic remains uncertain. If an outbreak occurs in any region where we operate, our business operation in the region may become subject to further negative impact such as business suspension or limitation on the number of students we can serve at a same time Therefore, our results of operations and liquidity position have been, and may continue to be, materially and adversely affected by the
COVID-19
pandemic.

Our franchisees have similarly experienced business disruptions during the
COVID-19
pandemic and their financial performance and liquidity position have also been materially and adversely affected. As a result, our franchise revenues decreased, and certain franchisees sought liquidity support from us. The continued impact of
COVID-19
on our franchisees led to the overall slowdown of their growth and caused financial stress to certain franchisees. Such adverse impact on our franchisees’ business will in turn adversely affect our performance and profitability.
Although China has temporarily controlled the outbreak, we currently are unable to predict the duration and severity of the
COVID-19
pandemic, the responses thereto, and their impact on our business and operations, our results of operations, financial condition and liquidity, as it may be highly uncertain and dependent on a number of factors beyond our control. Such factors include, among others, the continued spread or recurrence of infections, the implementation of effective preventative and containment measures, the development of effective medical and vaccine solutions, and the extent of governmental restrictions on travel, public gatherings, mobility and other activities. As a result, our business, financial performance and prospects have been and may continue to be adversely affected by the
COVID-19
pandemic, and our financial performance in 2020 may not be indicative of our operating results or financial condition in the future.
We may be unable to service or refinance our debt, or to comply with the financial and other covenants contained in our loan facility. Failure to comply with such covenants could have an adverse effect on us.
We have utilized external debt financing during our history of operations. Our existing loan facility contains certain covenants that require us, among others, to maintain certain financial ratios as long as the loans under such facility remain outstanding. Our ability to service our debt and to comply with such financial and other covenants depends on a variety of factors, including, in particular, the results of our operations and our liquidity position. The adverse impact of the
COVID-19
pandemic may also result in our failure to comply with such covenants and may affect our ability to service our debt.
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
We will be a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our consolidated affiliates as being owned by us for United States federal income tax purposes because we exercise effective control over the operation of such entities and we are entitled to substantially all of their economic benefits. Assuming that we are the owner of our consolidated affiliates for United States federal income tax purposes, and based upon our income and assets and the market value of our ADSs we do not believe we were a PFIC for our taxable year ending December 31, 2020. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities for United States federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the any prior taxable year, the current taxable year, or any subsequent taxable year.
While we do not believe we were a PFIC for the taxable year ending December 31, 2020, whether we are a PFIC must be determined on an annual basis. Accordingly, there can be no assurance that we will not be a PFIC for any future taxable years. The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs from time-to-time
and may be volatile). Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for the current taxable year or future taxable years.
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
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and most of our directors, executive officers and assets are residents of or located in China.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Company Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal
judgment of a foreign court of competent jurisdiction without retrial on the merits.
In addition, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. Most of our directors and executive officers reside in China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us and our directors and executive officers. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in these non-PRC
jurisdictions in relation to any matter may be difficult or impossible.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than they would as public shareholders of a company incorporated or operate in the United States.
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
We are currently controlled by Bain Capital Rise Education IV Cayman Limited, or Bain Capital. As of December 31, 2020, Bain Capital beneficially owns approximately 62.7% of the voting power of our outstanding shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our memorandum and articles of association, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions.
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
As a Cayman Islands company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. A Cayman Islands company is not required to have annual general meetings. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by shareholders of such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters such as the exemption from holding an annual general meeting pursuant to Nasdaq Rule 5620(a), our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
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
RISE Education Cayman Ltd is a holding company without substantive operations and we conduct our operations primarily through PRC entities, including our variable interest entity, or VIE, and its subsidiaries and schools. Our first self-owned learning center was opened in Beijing in October 2007. Over the last 13 years, we have expanded our network of learning centers across China, including Shanghai in March 2010, Guangzhou in September 2012, Wuxi in June 2013, Shenzhen in May 2014, Foshan in December 2017 and Shijiazhuang in July 2019. We also expanded our business to Hong Kong and Singapore through acquiring 100% equity interest in Edge Franchising Co., Ltd, or the Edge, from Edge Learning Centers Limited during the fourth quarter of 2017 (the “Edge acquisition”). As of December 31, 2020, we had a total number of 512 learning centers, including 509 learning centers across 167 cities throughout China, two learning centers in Hong Kong and one learning center in Singapore, which consisted of 92 self-owned learning centers operated by us and 420 franchised learning centers operated by our franchise partners through franchise arrangements.
In July 2013, Bain Capital Rise Education II Cayman Limited, or RISE Education, our current holding company, was incorporated as an exempted company under the laws of the Cayman Islands, and it was renamed as RISE Education Cayman Ltd in June 2017.
In July 2013, Rise IP (Cayman) Limited, or Rise IP, was incorporated as an exempted company under the laws of the Cayman Islands. Subsequently, a number of our wholly owned subsidiaries were established to acquire Rise IP and certain operating assets and entered into a series of contractual arrangements with Beijing Step Ahead Education Technology Development Co., Ltd., or Beijing Step Ahead or our VIE, its schools and its shareholders. As a result, the VIE and its subsidiaries and schools have become our consolidated affiliates. See “—C. Organizational Structure—Contractual Arrangements among Our VIE, Its Schools, Its Shareholders and Us.”
Our principal executive offices are located at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China. Our telephone number at this address is +86
10-8559
9000. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168. Our website is
en.risecenter.com
.

Initial Public Offering
We listed our ADSs on the NASDAQ Global Market under the symbol “REDU” on October 20, 2017. On October 24, 2017, we completed the initial public offering of 11,000,000 ADSs, and the underwriters exercised their over-allotment option on the same date for the purchase of an additional 1,650,000 ADSs.
Follow-on
Public Offering
On June 11, 2018, we completed a
follow-on
public offering of 7,000,000 ADSs by the selling shareholders of our company. On July 11, 2018, the sole underwriter exercised its over-allotment option to purchase an additional 585,000 ADSs from the selling shareholders.

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
We had 29,049 and 21,607 new students enrolled in 2019 and 2020, respectively, and 54,383 and 47,724 students in class as of December 31, 2019 and 2020, respectively, for our regular courses at self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to 12 and 13 to 18, respectively. The curricula of Rise Start and Rise On use courseware that we have licensed from Houghton Mifflin Harcourt Publishing Company, or HMH, a leading American educational publisher, along with other self-developed content, while the curriculum of Rise Up is primarily based on our self-developed content. We also offer a number of complementary products to further enhance our students’ learning experience, including
Can-Talk,
Rise Library Online, Rise Camp, Rise Workshop and Rise Overseas Study Tour. In addition, our courses and services have been extended to academic tutoring, test preparation and admissions consulting.
We devote significant resources to curriculum development to ensure that our course offerings are up-to-date,
engaging and effective. We also focus on teacher training through a set of rigorous and systematic processes and programs so that teachers in both self-owned learning centers and franchised learning centers are able to deliver our curricula at a level consistent with our standards. As of December 31, 2020, we had 2,049 teachers in self-owned learning centers. The quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.
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
Cooperative learning
Teachers are important in implementing our standardized teaching tools and curricula. They organize and manage class activities based on the principles of teamwork and accountability. We believe this methodology of teaching is especially appealing to younger Chinese parents, the majority of whom have grown up without siblings and in a school system that traditionally emphasizes individual achievement and competition among students.

Project-based learning
Our curricula require students to participate in a variety of projects where students are assigned different team roles and tasks based on their interests. Students use study tools that we have developed to complete various tasks, including conducting research projects, collecting data and making presentations. During the process, students learn how to set goals, manage projects and complete complicated tasks through collaboration. Project-based learning also encourages students to exercise creativity and to think outside the box, important skills that parents value, yet and are often under addressed by China’s traditional education system.
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
We use standardized interactive curricula for our courses. The curriculum of Rise Start and Rise On uses HMH courseware along with other self-developed content, while Rise Up is primarily based on our self-developed curriculum. We have also developed more than 500 proprietary study tools for Chinese students, including scripted lesson plans for teachers, interactive courseware, practice or activity books for students and home application materials for families. By standardizing the curricula and related study tools used in each of our courses, we are able to ensure a consistent quality in each of our courses. This ability to control the quality of each class through standardized instruction is especially important as we expand our business to additional learning centers, especially franchised learning centers.
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
Our Complementary Products
We also offer a series of complementary products to students from both self-owned learning centers and franchised learning centers, including online products
Can-Talk
and Rise Library Online, and offline products Rise Camp, Rise Workshop and Rise Overseas Study Tour. After the Edge acquisition, we have also offered academic tutoring, test preparation and admissions consulting services.
Can-Talk
Can-Talk
is a systematical online product that we launched in May 2017. Through
Can-Talk,
students receive
one-on-one
lessons from native English speaking teachers, who are all certified by Teaching English to Speakers of Other Languages (TESOL), Teaching English as Foreign Language (TEFL), or Teach English as a Second Language (TESL). As part of our efforts to develop and promote our OMO business model,
Can-Talk
is to be integrated into our comprehensive online product portfolio and cease to be a standalone product.
Rise Camp and Rise Workshop
We strive to cultivate students’ language skills through Rise camp and Rise Workshop by encouraging them to apply the English skills they develop during class into real-life situations. These programs take place in various domestic locations that provide an immersive learning environment for students aged four or above to practice with native English speaking teachers. Rise Camp is a theme-based camp typically hosted in summer or winter. For instance, in the spring of 2019, we hosted an artificial intelligence (AI) camp in Beijing where students learned about drone-related technology, artificial intelligence, coding and related science-based topics. Rise Workshop is typically organized during weekends or public holidays with a theme related to arts, social sciences and other topics that students are interested in, with a size of fifteen to twenty students per workshop. Rise Camp and Rise Workshop help students not only improve their English and extra-curricular knowledge, but also their cooperation and communication skills by working together with group members to accomplish goals and complete tasks. We initiated Rise Camp and Rise Workshop in 2016, and hosted a total number of 36 and 55 camps and workshops in 2019 and 2020, in which an aggregate of approximately 637 and 667 students participated.

Rise Overseas Study Tour
For students age four or above who wish to experience overseas studying, we organize tours for them to attend classes in preschools, elementary schools and middle schools primarily in the United States and Canada. We act as the operator for this program through cooperation with third party travel agencies and set the price for the tours. Each tour typically lasts for two to three weeks and usually takes place during the summer or winter. Similar to Rise Camp and Rise Workshop, for students younger than seven, parental presence is required. We have organized tours in approximately 40 overseas schools to provide a wide range of options to students, who can attend various classes with native English speaking students under supervision of teachers in those schools. Moreover, students have the opportunity to mingle with local families after class and gain real-life language exposure and have a better understanding of cultures in English speaking countries. We began offering Rise Overseas Study Tours in 2012, and approximately 721 students participated in our tours in 2019. In 2020, due to the impact of
COVID-19,
our Rise Overseas Study Tour program was temporarily suspended.
Academic Tutoring, Test Preparation and Admission Consulting
Our academic tutoring courses help students on their academic subjects, and testing preparation courses help students in preparing tests such as SAT and ACT. We also provide consulting services to students in application for admission to overseas colleges.
STEAM Courses
Our STEAM courses are offline courses focusing on logical thinking, which we started to offer in 2020 as part of our complementary products. The STEAM courses integrate a wide array of subjects such as science, technology, engineering, art and mathematics, and advocates the educational concept that success is derived from a combination of different abilities. This distinguishes our STEAM courses from the traditional single-subject education courses and the education model focusing on textbooks. In 2020, new students enrolled for our STEAM courses were 695, which we believe is a good start for the implementation of our multiple-disciplinary development strategy.
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
In-house
Curriculum Development
We have a dedicated research and curriculum development team based in Beijing, with an average of over six years of relevant experience. Through workshops, training and international cooperation, our curriculum research and development team has successfully developed approximately 12,000 course hours and 500 course materials.
All of our supplementary curricula are developed
in-house.
It typically takes about three months to twelve months to develop a new curriculum.

Our
in-house
curriculum development process includes three phases. During the first, or pre-development
phase, we collect data and information on various potential products that we are considering and we seek feedback on those products from as many as 500 teachers, students and parents. We also conduct at least three rounds of professional consulting with academic experts and consultants on the proposed new course material. During the second, or development phase, our in-house
professionals develop a new course proposal to be evaluated by our management and, based on their feedback, these professionals revise the proposal and re-submit
for approval. After the initial development is complete, we discuss each version across our various departments, a process that involves between 50 and 100 employees, in order to provide feedback to the development team and begin focusing on a final version. We repeat the cross-department review process at least three times during the development phase. During the final, or post development stage, we collect feedback from between 1,000 to 3,000 individuals, including teachers, course consultants, professors, students and parents, before we finalize the new course material.
External Courseware Development
We have engaged a third-party vendor in Ireland with significant experience in developing educational products to assist in our curriculum development. We use this vendor to develop complete courses for us, such as Rise Up Levels 1 and 2, and the curriculum development process is interactive and follows our standards. As of December 31, 2020, this vendor had developed the course materials for 631 course hours and 701 videos for us. We own the intellectual property rights for all course materials this vendor develops for us, and we pay them service fees based on the number of hours of developed courses.
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
Our Learning Center Network
We operate self-owned learning centers through our consolidated affiliates including schools and a non-school
enterprise in China, and cooperate with our franchise partners to operate the franchised learning centers across China. We have also expanded our business to Hong Kong and Singapore through the Edge acquisition.
Our first learning center was opened in Beijing in October 2007. In the same year, we agreed with our first franchise partner to open the first franchised learning center in Chongqing. Since then we have expanded our learning center network of both self-owned and franchised learning centers rapidly, and have opened an average of 81 new learning centers per year during the past three years. As of December 31, 2020, we had a network of 509 learning centers across 167 cities throughout China, two learning centers in Hong Kong and one learning center in Singapore, of which 92 were self-owned and 420 were operated by our franchise partners. Among our 92 self-owned learning centers, 40 were located in Beijing, 19 in Shanghai, nine in Guangzhou, 11 in Shenzhen, two in Foshan, two in Wuxi, seven in Shijiazhuang and two in Hong Kong.
The table below illustrates the expansion of our learning center network by showing the number of learning centers as of the dates indicated.

	As of December 31,
	2018	2019	2020
Self-owned	76	89	92
Franchised	304	383	420
Total learning centers	380	472	512

Self-owned Learning Centers
Our 90 self-owned learning centers are mostly located in China’s tier-one
cities, such as Beijing, Shanghai, Shenzhen and Guangzhou, as well as certain other selected cities, such as Wuxi and Foshan. We also operate two learning centers in Hong Kong.
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
We are responsible for all of the operations of our self-owned learning centers. We implement strict quality control measures to make sure each self-owned learning center is a safe, clean and friendly environment. We have established various processes to maintain high standards and quality within all of our self-owned learning centers. For instance, we have centralized the processes for teacher recruitment, teacher training, online marketing and branding, while adopting local quality control mechanisms in areas such as offline marketing. Each self-owned learning center has a principal who is experienced in education, adheres to our education philosophy, and implements our quality control system. We also have dedicated academic supervisors at each learning center who are responsible for teaching quality. Each school also always has at least one staff member that is trained in first aid to ensure the safety of our students.
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

• Advertising and promotion

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
On November 1, 2019, we acquired the business and certain assets of a franchised learning center in Changping District, Beijing, with a total cash consideration of RMB12.7 million (US$1.8 million) (the “Changping acquisition”). We have fully consolidated the business of this learning center since the fourth quarter of 2019, and have been managing the learning center in the same way as our other self-owned learning centers.
On July 1, 2020, we acquired the business and certain assets of a franchised learning center in Huairou District, Beijing, with a total cash consideration of RMB8.1 million (US$1.2 million) (the “Huairou acquisition”). We have fully consolidated the business of this learning center since the third quarter of 2020, and have been managing the learning center in the same way as our other self-owned learning centers.
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
We monitor operating results of franchised learning centers. Our franchise partners are required to submit to us the statistics of student enrollments in each franchised learning center on a monthly basis. We have a franchise management department of around 30 employees who continually monitor operating condition of each franchised learning center. Should the operating or financial situation of any franchised learning center deteriorate, our franchise management department may suggest plans for improvement to the franchise partner, and we may decide not to renew the franchise agreement with that franchise partner upon expiration if the situation does not improve. In addition, if any franchise partner fails to find a location within two months after signing the franchise agreement, or fails to open a new learning center within four months after signing the franchise agreement, we are entitled to terminate the franchise agreement. As of December 31, 2020, over 44% of our existing franchise partners have operated their franchises for more than five years.
Moreover, we have introduced a centralized online tracking system which all of franchised learning centers are required to install and use. As of the date of this annual report, all of our franchised learning centers have been equipped with this system, which allows us to monitor the financial and operating results of the franchised learning centers in real time.

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
Learning center operation
We have adopted a centralized online tracking system to monitor the daily operation of each self-owned learning center. This system tracks important aspects of each school’s operations, such as students in class and new students enrolled, renewals, teacher staffing and certain operating costs. We conduct periodic reporting meetings with the principal and academic supervisors of each learning center to review results and discuss how to enhance operational performance. We have also unified the design and decorations in all of self-owned learning centers, as well as the procurement procedures and standards for most aspects of the establishment and operation of our learning centers, including computers, desks and chairs, uniforms and other equipment.
Learning results assessment
We also have standardized procedures to monitor and track student’s learning results. Teachers are trained to record each student’s performance in class in a systemic method for further tracking and review. We have quarterly academic examinations and benchmark online tests to monitor each student’s learning progress.
Parent communications
We have standardized the procedures and contents of communication with the parents of students in all self-owned learning centers. We assign at least one teacher in each class to keep regular communications with the parents, including providing updates on their children’s progress, following up with after-class homework of the students, collecting feedbacks from parents and recommending new products to the parents.
Our
In-house
Technology Platform - Rise+
We developed and launched our online platform, Rise+ (formerly known as Rise Plus), in 2018. Rise+ was initially developed as a mobile application to offer after-class learning support to our students, to enrich our students’ after-class learning experiences, to facilitate parent supervision and to facilitate effective communications between our teachers and the parents and students. Leveraging on our growing technology capabilities, we have transformed Rise+ in early 2020 into an interactive open platform capable of offering:

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
In the first quarter of 2020, in response to the challenges brought by the
COVID-19
outbreak in China, we launched our online small group classes on our Rise+ platform. As of the date of this annual report, we have developed more than 420 online lessons, which were offered to all of our students in 154 cities across China. At peak times, our Rise+ platform supports over 7,200 students concurrently taking classes in 1,400 virtual class rooms while being in stable operation. We plan to continue to invest in our Rise+ platform to enrich the learning experience of our students and accelerate our transformation to a digitalized, cross-disciplinary OMO model.
As of December 31, 2020, Rise+ had a total of more than 218,526 registered users.
Students
We had 29,049 and 21,607 new students enrolled in 2019 and 2020, and 54,383 and 47,724 students in class as of December 31, 2019 and 2020, respectively, for our regular courses at self-owned learning centers.
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
Teachers
As of December 31, 2018, 2019 and 2020, we had a total of 1,911, 2,315 and 2,049 teachers, respectively, employed by self-owned learning centers. Most of our teachers are full-time employees.
Teachers are responsible for leading each class through the various materials and presentations, and engaging all students in each learning activity. Although we have standardized our teaching tools, teachers must be familiar with our teaching methodologies and the material for each lesson in order to deliver it effectively.
In addition to teaching our students, teachers also focus on serving the needs of the parents of students. Teachers establish multi-channel communications with the parents, including regular offline meetings with parents and weekly follow-up
phone calls, as well as online communications and seminars, assisted by other staff with administrative work, follow up on after-class homework with the parents and students, and recommend various Rise products to the parents. Moreover, we have established our online platform, Rise+, where parents can consult with teachers with various questions instantly and check performance results of their children online.
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
Tuition and Fees
We offer our products at different prices in different cities, which we adjust on an annual basis based on a variety of factors, including local income standards and demand for our services. Our annual tuition and fees are generally higher than our competitors because we believe we offer premium products that parents are willing to invest in. Tuition and fees in franchised learning centers located in non-tier-one
cities are generally lower than self-owned learning centers that are usually located in tier-one
cities. We generally increase our standard tuition and fees on an annual basis. In 2019 and 2020, the average tuition fees for our courses ranged from approximately RMB16,000 to RMB31,000 per year.
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
Public School Faculty Training
We cooperate with universities and public schools in providing various trainings for English teachers. We have provided training to more than 300 public school teachers in Beijing and Ji’nan from 2015 to 2020.
Subject English Education Research Academy
In 2013, we initiated Subject English Education Research Academy under The Beijing Academic Society for Education, which established the Beijing Subject English Teacher Standards in 2013, and our management members play important roles in this academy, which functions as a self-governing organization in China’s regional education industry and sets up several industry standards. As of December 31, 2020, 13 public and private schools and other educational organizations had become members of this academy.

Branding, Sales & Marketing
Branding
We position ourselves as the leader in the junior ELT market in China. Our brand is recognized by multiple educational authorities and organizations in China. For instance, we were accredited as the “Most Reputable Junior English Education Organization” by edu.qq.com in 2015, “Most Creative Brand of the Year” by Beijing News in 2016, one of the 13 “Reputable Education Organization” by Xinhua.com in 2016. In 2017, we received “Powerful Education Brand of the Year” by Tencent, “Powerful Foreign Language Education Brand of the Year” by Baidu Education, and “Powerful Brand for Foreign Language Training Institution of the Year” by China.org.cn. Moreover, we were awarded as “Influential Elite in Education of the Year” and “Powerful Education Brand of the Year” by Xinhua.com, “No Boundaries for Education” and “Leader of Education Sector” by NetEase, “Trust Brand of Training Institution” by Beijing Evening Post both in 2017 and 2018. In 2018, we received “The most influential educational institutions of the Year” by
I-EDU,
“Excellent quality education brand of the Year” by Juesheng.com and “The Chinese influential educational training brand of the Year” by Ifeng.com. In 2019, we were awarded “Influential Brand for Education Group of the Year” and “Five Star Gold Medal Education Institution of the Year” by Sina.com and “Top Ten Influential Education Brand of the Year” by Beijing Business Today. In 2020, we received the “Ram Charan Management Practice Award” and the “Dingge Award – Enterprise of the Year on the Chinese Digital Transformation Pioneer List” jointly by Harvard Business Review (China Edition), Tsinghua University Institute of Global Industry and SAP SE. Our chairwoman and chief executive officer, Ms. Lihong Wang, won the “Dingge Award – Enterprise Leader of the Year on the Chinese Digital Transformation Pioneer List” awarded by the same institutions in 2020.
We promote our brand through a series of marketing and public relationship activities, including traditional marketing means such as television ads, Internet ads, outdoor display ads, new media as well as large events such as Rise Cup and Rise Star.
Rise Cup
Rise Cup is an annual nationwide English language project competition we host for all of students, regardless of their location, English level, or age. Participants are encouraged to complete certain tasks through teamwork in a fun manner. The four rounds of Rise Cup challenge students to improve their skills in language, project management, leadership and cooperation. It aims to make students think creatively, critically and independently. Rise Cup provides a platform for students to express their ideas and to prove that they can overcome challenges. Rise Cup concludes with an onstage performance by students, in which they present their projects, using their fine-tuned English skills, in front of an audience of thousands of their fellow students, their parents and judges. Our Rise Cup program was temporarily suspended in 2020 due to the impact of
COVID-19
pandemic.
Rise Star
Rise Star is an annual online marketing campaign that we host to promote our brand. Rise Star is a competition for students mainly between the ages of three and eight. Based on a unique theme every year, students participate in the competition by making their own videos expressing their views. For instance, the theme of Rise Star in 2017 was “Wild Animal Rescue,” which gave students the opportunity to submit online presentations on the importance of protecting wild animals. It not only encourages students to pursue their interests after class, conduct research independently and present their ideas in a creative way, but also promotes our image by broadcasting the image and products of students in public. We post clips of Rise Star videos on social media and online websites with heavy traffic, which effectively attracts existing and potential customers as well as public interest. In 2020, a total of approximately 109,781 students participated in Rise Star which had attracted more than 127.9 million page views on our website.
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
By integrating these resources, we have established a stable marketing pool with a multifaceted approach. Moreover, our word-of-mouth
referrals counted for over 30% in new students enrolled in 2019 and 2020.
Sales
We have a strong sales team consisting of approximately 666 sales personnel as of December 31, 2020. Our sales approaches are flexible and aim to effectively utilize our online and offline marketing strategies to attract new students. We provide extensive and periodical sales training to each of our sales personnel to enhance their sales skills and performance.
Competition
The junior ELT market in China is rapidly evolving, highly fragmented and competitive. We are currently a leader in China’s junior ELT market and, in our core market, our major competitors include EF Kids and Disney English.
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
Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our intellectual property, we rely on a combination of trademark, copyright and trade secret laws, and confidentiality agreements with our employees and contractors. We also regularly monitor any infringement or misappropriation of our intellectual property rights.
As of December 31, 2020, our intellectual property rights include the following:

•	registration of 36 domain names, including our risecenter, rdchina, risechina, riseedu, risehongkong, seerabj, riselinkedu and e-learningkid websites;

•
243 registered trademarks, including
Rise, Rise Immersion Subject English, Rismart,
Pre-Rise,
Mini Rise, Rise Pro, Rise Sat, Rise AP, Rise Act, Rise On, Rise Up, Rise Start
and
Rise Link
, each of which bolsters our strong brand recognition in China and Hong Kong;

•	125 copyright registration in China; and

•	one patent in China.
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
Under the current Law for Promoting Private Education of the PRC and the Private Education Rules, “private schools” are defined as schools established by social organizations or individuals using non-government
funds. Private schools that provide academic education, preschool education, education for self-study examination and other education are subject to approval by the education authorities at or above the county level, while private schools that engage in occupational qualification training and occupational skill training are subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a private school operating permit, and shall be registered with local authorities. The measures governing for-profit
training institutions registered with the Industry and Commerce Department shall be separately formulated by the State Council. As of December 31, 2020, we have established 26 schools in Beijing, Shanghai, Guangzhou, Shenzhen and Shijiazhuang, which are required to obtain the private school operating permits and register with relevant local civil affairs authorities, and 13 non-school
enterprises in Beijing, Shanghai, Guangzhou, Shenzhen, Shijiazhuang and Wuxi registered with the local industry and commerce department, which operate the same business as our private schools do, and are required by the local education authority to obtain the private school operating permit according to the State Council Opinions 80 issued in August 2018. For a detailed description of the risks regarding the failure to obtain relevant permits, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A number of learning centers operate without the required licenses, permits, filings or registrations.”
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
Under the 2013 Law for Promoting Private Education of the PRC, sponsors of private schools may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor requires reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. As of December 31, 2020, among our 39 private schools, 38 were registered as schools requiring reasonable returns, and one were registered as schools not requiring reasonable returns.

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
for-profit
private schools.
As of the date of this annual report, most provincial governments in China have promulgated their local regulations relating to legal person registration and administration for private schools. Some local governments, such as the Beijing, Shanghai and Hebei governments, require the existing private schools to make a decision for their choice in registering as for-profit or non-for-profit schools
within a specific time period. However, detailed rules at the national level have not been promulgated with respect to the registration of private schools.
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

Recent Regulations on After-school Education Institutions
On August 22, 2018, the General Office of the State Council issued the State Council Opinions 80, which provided various guidance on regulating after-school training market for primary and secondary school students, including, among others, the operation standards that after-school education institutions should follow, the requirements and approvals necessary for opening new after-school education institutions, the guidance for daily operation of after-school education institutions, and the regulatory supervision scheme for after-school education institutions.
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

Before the publication of the State Council Opinions 80, no nationwide regulation has been promulgated to regulate the establishment of additional learning centers outside the registered address of a school, and different provinces or cities have adopted different procedures. For example, in Beijing, Shenzhen and Guangzhou, an additional learning center shall be located in the same district where the private school is registered and the establishment of an additional learning center is subject to a prior approval or filing procedure with relevant education authority. In Shanghai, an additional learning center is allowed to be established across different district from where the school is registered, provided that it is approved by relevant education authority. According to the State Council Opinions 80, schools are allowed to establish additional learning centers both within the same district where the private school is registered and in different districts, subject to a prior approval from competent education authority where the learning center is located. Among the 83 self-owned learning centers operated by our 26 schools as of December 31, 2020 (other than four in Shijiazhuang, two in Wuxi, one in Beijing and two in Hong Kong), 22 are located in the same address where the schools are registered, one is located in the same address where the school is applying for registration, and 60 are located outside the registered addresses of those schools and thus are subject to approvals by or filings with local education authorities.
The State Council Opinions 80 also provide guidance on the daily operation of after-school education institutions, including, among others: (1) for courses on primary and secondary school curriculum, key course information, including subjects, course schedules, and course syllabi, shall be filed with the local education administration authorities and made public, and the course progress shall not surpass the same-period progress of local primary schools and secondary schools; (2) no classes shall be arranged in conflict with the regular school time in local primary schools and secondary schools; (3) tutoring activities shall end no later than 8:30 p.m.; (4) no homework shall be assigned; (5) no scored examination, competition or ranking in connection with the courses of primary schools or secondary schools shall be arranged; (6) no more than three months of tuition fee can be collected in one time; and (7) no fees other than those that have been made public and no compulsory fund-raising for any purposes may be collected from the students.
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
In order to implement the prohibition against after-school tutoring beyond the national curriculum standards or ahead of the school schedule as provided in the State Council Opinions 80, the general office of the MOE published the Negative List of Tutoring beyond National Curriculum Standards or ahead of School Schedule for Six Subjects at Compulsory Education Stage (Trial), or the Tutoring Negative List, on May 6, 2020. The Tutoring Negative List contains typical scenarios that are deemed as beyond national curriculum standards or ahead of school schedule for six major subjects, including English language learning. For example, the Tutoring Negative List provides that after-school tutoring institutions may not provide English writing training to first and second grade students in elementary schools, and may not require students to acquire English vocabulary or learn the grammar rules that are not included in the national curriculum standards. The Tutoring Negative List was promulgated to facilitate the implementation of the State Council Opinions 80, and does not change the regulatory requirements under the State Council Opinions 80.

Foreign Investment in Private Education
In 1995, the National Development and Reform Commission, or NDRC, and MOFCOM promulgated the Foreign Investment Industries Guidance Catalog, or Foreign Investment Catalog, as amended from time to time. The Foreign Investment Catalog was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, jointly published by the NDRC and MOFCOM in 2018 and the Catalogue of Industries Encouraged for Foreign Investment, or the Encouraged Catalogue jointly published by the NDRC and MOFCOM in 2019. Both the Negative List and Encouraged Catalogues were subsequently amended in 2020. In accordance with the current Foreign Investment Law that became effective on January 1, 2020, industries listed on neither the Negative List nor the Encouraged Catalogue are generally deemed “permitted” for foreign investment. Pursuant to the Encouraged Catalogue, non-academic
occupational skill training education and
non-academic
language training education (except for language training education for preschool, elementary school, secondary school and high school students) are categorized as an encouraged industry for foreign investors. Pursuant to the Negative List: (i) preschool education, high school education and higher education are restricted industries for foreign investors, and foreign investors are only allowed to invest in preschool education, high school education and higher education in cooperative ways and the domestic party shall hold a dominant position in the cooperation, and (ii) compulsory education, i.e., elementary school and middle school education, and religion-related education are prohibited industries for foreign investors. Other education related businesses that are not encouraged, restricted or prohibited fall into the permitted category. As such, our business falls into the category of permitted industry for foreign investment.
Sino-foreign cooperation in school operation is specifically governed by the amended Regulation on Operating Sino-foreign Schools of the PRC, which was promulgated by the State Council on March 1, 2003 and last amended on March 2, 2019. In addition, The Implementing Rules for the Regulations on Operating Sino-foreign Schools became effective on July 1, 2004. Pursuant to these regulations, any foreign entity that invests in the education business in China through sino-foreign cooperation must be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and, to comply with PRC laws and regulations, have entered into a series of contractual arrangements with our VIE and its schools and shareholders.
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
Regulations Related to Publishing and Distribution of Publications
The State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, on December 25, 2001, as last amended on November 29, 2020. The Publication Regulations applies to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.
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
Rise Tianjin, our PRC subsidiary, obtained the Permit for Operation Publications Business on August 17, 2015.

Regulations Related to Online Business
Internet Information Services
The State Council promulgated the Internet Information Services Administrative Measures, or Internet Information Measures, on September 25, 2000, as last amended on February 3, 2016. According to the Internet Information Measures, Internet information services refer to service activities which provide information to online users through the Internet, which are divided into services of a commercial nature and services of a non-commercial
nature. Commercial Internet information services refer to compensatory services which establish websites providing information to online users through the Internet, while non-commercial
Internet information services refer to
non-compensatory
services which provide public information to online users through the Internet. Entities engaging in commercial Internet information services shall obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities. Entities engaging in non-commercial
Internet information services shall file for record with the telecommunications authorities.
Broadcasting Audio-Video Programs through the Internet or Other Information Network
On December 20, 2007, the former State Administration of Radio, Film and Television, or SARFT, and the former Ministry of Information Industry, or MII, jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was further amended on August 8, 2015. Circular 56 requires that online audio/video service providers must obtain an “Internet audio/video program transmission license” from SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. On March 17, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service, or the Categories, as amended on March 10, 2017, which clarified the scope of Internet Audio-Visual Programs. According to the Categories, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories.
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
On May 14, 2019, the General Office of the Ministry of Culture and Tourism published the Notice on Adjusting the Scope of Internet Culture Business Permit and Further Standardizing the Approval Procedures, which further clarified the scope of Internet culture activities subject to the business permit requirement. Pursuant the notice, educational live streaming activities are not online performances and are not required to obtain Internet culture business permits.
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
Given that our franchised learning centers are owned and operated by our franchise partners, and we only provide franchise services to our franchise partners rather than operating those franchised learning centers directly, the regulations related to foreign investment in the education industry do not apply to our franchising activities. Beijing Step Ahead, our VIE, is the entity owning business resources, including certain registered trademarks and logos, and entering into franchise agreements with our franchise partners. Beijing Step Ahead has filed with MOFCOM all the franchise agreements that have been executed as of December 31, 2020.
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
In February 2015, SAFE promulgated Circular on Further Simplifying and Improving Policies for the Foreign Exchange Administration for Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.
On January 26, 2017, SAFE issued the Circular on Further Reforming the Foreign Exchange Administration and Improving Reviews on Genuineness and Compliance of Transactions, or SAFE Circular 3, which provides several capital control measures with respect to outbound remittances of profits from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.
On October 23, 2019, SAFE issued the Notice on Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, which became effective on the same day. SAFE Circular 28 allows FIEs that are not investment companies to make domestic equity investments by using their paid-in
capital, provided that it is a bona fide investment in compliance with laws and regulations and not in violation of the Special Administrative Measures (Negative List) for Foreign Investment Access. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business published by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments with their funds received under capital accounts, such as capital contributions, foreign debt proceeds and proceeds from overseas securities offerings, without submitting supporting documents in advance, provided that the use of such funds is genuine and in compliance with the applicable requirements on the use of funds received under capital accounts.

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
Pursuant to the Foreign Investment Law and its implementation rule, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up FIEs in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council.
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
In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to foreign investors; FIEs are allowed to issue stocks and corporate bonds; except under special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted into and out of China in RMB or a foreign currency. Where a license is required for investing in certain industries, foreign investors must apply for such license, and the government must treat applications by FIEs in the same way as an application by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports, and foreign investment shall be subject to the national security review. Also, foreign investors or the foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities and investments that would result in acquiring control of assets in certain key sectors affecting national security are subject to a national security review process and are required to obtain the approval from the designated governmental authorities in advance. Such key sectors include critical agricultural products, energy and resources, key equipment manufacturing, infrastructure, transportation, cultural products and services, information technology, Internet products and services, financial services and technology sectors. The term “control” is broadly defined to include control through share ownership, material influence over the shareholders’ meeting or board, and other material influence over the management and operations of an enterprise. It is possible that control through contractual arrangement may be regarded as a form of actual control and therefore requires approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our contractual arrangements may be deemed as a method of foreign investment in the future.
Regulations Related to Loans to the PRC Entities by Offshore Holding Companies and Cross-border Guarantee
According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on August 27, 1987, the Implementing Rules on Statistics and Supervision of Foreign Debt by SAFE on September 24, 1997, and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, NDRC and MOFCOM which became effective on March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under these regulations, the total amount of accumulated medium- and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, and registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners. On April 28, 2013, SAFE promulgated the Measures for the Administration of Foreign Debt Registration, further formulating the registration requirements of foreign debts.
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

(1)
As of March 31, 2021, 2.6% equity interest (which does not include the number of shares that such non-public shareholders have the right to acquire within 60 days after the date of this annual report) were held by other non-public
shareholders, including certain directors and senior management of ours. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

(2)
We acquired 100% equity interest in Edge Franchising Co. Limited from the Edge Learning Centers Limited in November 2017. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

(3)	As of December 31, 2020, we had one franchised learning center in Singapore that was operated by our franchise partner in Singapore through a franchise agreement with Edge Franchising Co. Limited.
(4)	As of December 31, 2020, we had two self-owned learning centers in Hong Kong that were operated through Rise Education International Limited.
(5)
Mr. Peng Zhang, a former employee of an affiliate of our principal shareholder, Bain Capital Rise Education IV Cayman Limited, and Mr. Yiding Sun, our vice chairman and director, holding 80% and 20% of the VIE’s equity interests, respectively.

(6)	The remaining 49% equity interests are owned by an unrelated third party.
(7)
Under PRC law, entities and individuals who establish and maintain ownership interests in private schools are referred to as “sponsors.” The rights of sponsors vis-à-vis
private schools are similar to those of shareholders
vis-à-vis
companies with regard to legal, regulatory and tax matters, but differ with regard to the rights to receive returns on investment and the distribution of residual properties upon termination and liquidation. As of December 31, 2020, we had established 26 private schools in China to operate our network of self-owned learning centers. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Item 4. Information of the Company—B. Business Overview—Regulations Related to Private Education in the PRC—The Law for Promoting Private Education and Its Implementation Rules.”

(8)
Learning centers are not legal entities under PRC law. As of December 31, 2020, we had 90 self-owned learning centers across China, 83 of which were operated by the 26 schools for which we are the sponsor and seven of which were operated by non-school
enterprises.

(9)	Consulting Services Agreement.
(10)	Loan Agreements, Proxy Agreement, Call Option Agreement, Equity Pledge Agreement, Business Cooperation Agreement.
(11)	Proxy Agreement, Business Cooperation Agreement, Service Agreement, Call Option Agreement, Equity Pledge Agreement, Consulting Service Agreement and License Agreement.
(12)	License Agreements, License Agreements with respect to the Management System, Service Agreements, and Framework Agreements on Purchase of Teaching Materials.
Contractual Arrangements among Our VIE, Its Schools, Its Subsidiaries, Its Shareholders and Us
Due to the PRC legal restrictions on foreign investment in and ownership of entities engaged in the education industry, we operate our business through our VIE and its subsidiaries and schools. PRC laws and regulations currently require any foreign entity that invests in the education industry in China to be an educational institution with relevant experience in providing educational services outside of China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. Accordingly, our offshore holding companies are not allowed to directly engage in the education industry in China. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements with our VIE and its schools and its shareholders, through which we are able to consolidate the financial results of our VIE and its subsidiaries and schools. These contractual arrangements allow us to:

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
If our PRC affiliated entities, Mr. Peng Zhang or Mr. Yiding Sun fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our affiliated entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliates and the shareholders of Beijing Step Ahead for our operations in China, which may not be as effective in providing control as direct ownership.” If we are unable to maintain effective control over our affiliated entities, we will not be able to continue consolidating the financial results of our affiliated entities into our financial results. In 2018, 2019 and 2020, our consolidated affiliated entities contributed 92%, 94% and 96%, respectively, of our total revenues. Further, we rely on dividends and other distributions paid to us by our offshore and PRC subsidiaries, which in turn depends on the service or royalty fees paid from our VIE, its subsidiaries and schools in the PRC. In practice, we evaluate on a case-by-case
basis the performance and future plans of our VIE and schools before determining the amount of fees we will collect from them. We do not have unfettered access to the revenues from our PRC subsidiary or affiliated entities due to the significant legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and restrictions on foreign investment, among others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on dividends, fees and other distributions paid by our PRC subsidiary or affiliates to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary or affiliates to make payments to us could hinder our ability to conduct our business.”
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
We lease a total area of approximately 98,702 square meters for self-owned learning centers as of December 31, 2020. These lease arrangements are typically for a period of at least five years, and are renewable upon mutual consent at the end of the lease period. Our franchise partners are responsible for entering into the lease arrangements for the premises on which our franchised schools are operated.

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
Overview
We are a leading service provider in China’s junior ELT market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged three to 18. We pioneered the “subject-based learning” teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science are used to teach English. We had 29,049 and 21,607 new students enrolled in 2019 and 2020, and 54,383 and 47,724 students in class as of December 31, 2019 and 2020, respectively, for our regular courses at self-owned learning centers. We currently offer three flagship courses, namely Rise Start, Rise On and Rise Up, that are designed for students aged three to six, seven to 12 and 13 to 18, respectively.
We devote significant resources to curriculum development to ensure that our course offerings are up-to-date,
engaging and effective. As of December 31, 2020, we had 2,049 teachers in self-owned learning centers. The quality of our course offerings and our unique teaching philosophy has helped us develop a strong and powerful brand that is attractive to parents.
Major Factors Affecting Our Results of Operations
Our business and operating results are affected by factors that affect China’s junior ELT market generally. We have benefited from a number of market factors, including China’s rising birth rate largely resulting from adoption of the
“two-child
policy,” rising population in large urban centers, increases in average household income as well as the number of higher income families, limited penetration of junior ELT across China, and the continued focus on study-abroad opportunities by parents.
At the same time, our results are subject to changes in the regulatory regime governing China’s education industry. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, operational requirements and restrictions for private education institutions offering after-school teaching and tutoring services, standards for operating facilities, limitations on foreign investments in the education industry, and the effectiveness of the amended Law on the Promotion of Private Education and the implementation rules issued by local governments in China.
While our business is influenced by factors affecting the junior ELT market in China generally, we believe our results of operations are more directly affected by company-specific factors, including the major factors highlighted below.
Number of Students
We derive a large portion of our revenues from tuition and fees that we charge for our educational programs. Total students in class for our regular courses at self-owned learning centers increased by 10.2% from 49,365 as of December 31, 2018 to 54,383 as of December 31, 2019, and decreased by 12.2% to 47,724 as of December 31, 2020. New students enrolled for our regular courses at self-owned learning centers increased by 12.3% from 25,862 in 2018 to 29,049 in 2019, and decreased by 26% to 21,607 in 2020. Growth in our total students in class and new students enrolled depends on our ability to retain our current students and to recruit new students. Our ability to retain existing students is largely dependent on the variety and quality of our course offerings, the quality of teachers and the overall satisfaction of students and their parents with the educational services we offer. Our ability to recruit new students is largely dependent on our reputation and brand recognition, which are affected by our branding activities and other selling and marketing efforts.
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

The number of self-owned learning centers has grown steadily in recent years, increasing from 76 as of December 31, 2018 to 89 as of December 31, 2019, and further to 92 as of December 31, 2020. As our network grows in size, we believe that our large scale strengthens our brand, which in turn supports the further growth of our network.
Pricing and Student Spending
Our revenues are directly affected by the pricing of our products offered at self-owned learning centers and, to a lesser extent, at franchised learning centers. We aim to charge premium tuition and fees while keeping in mind the general income level of the relevant location, competition and the local demand of our services. Tuition and fees in franchised learning centers located in non-tier-one
cities are generally lower than our self-owned learning centers, which are mostly located in tier-one
cities. In addition to raising tuition, we also seek to increase average spending of students by offering complementary products.
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
We have achieved steady growth of franchised learning centers in recent years. The number of franchised learning centers increased from 304 as of December 31, 2018 to 383 as of December 31, 2019, and further to 420 as of December 31, 2020. We expect the number of franchised learning centers to continue to grow.
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

Impact of
COVID-19
Since the beginning of 2020,
COVID-19
has spread all over the world and was declared a global pandemic by the World Health Organization on March 11, 2020. The
COVID-19
pandemic and preventative or protective actions taken by the PRC government in respect of this pandemic had caused business disruption, including the temporary closure of our learning centers for a majority of the time during the period starting January 19, 2020 until September 2020. The closure of our learning centers in turn resulted in decreases in our new students enrolled and student retention rate, brought challenges to our traditional face-to-face
teaching model, and created significant difficulties for tuition collection. As a result, our business was negatively affected by the
COVID-19
pandemic. As coronavirus containment measures proved effective in China and local restrictions were eased in the third quarter of 2020, almost all our learning centers resumed normal operation in the fourth quarter. However, the resurgence of
COVID-19
in certain cities in January 2021 resulted in another round of closure of our learning centers in Beijing and Shijiazhuang. As the resurgence of
COVID-19
has been largely contained, our learning centers in Shijiazhuang have resumed offline operations, while most of our learning centers in Beijing remain closed due to recently introduced regulatory restrictions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial performance and liquidity position have been, and may continue to be in the future, adversely affected by the
COVID-19
pandemic, and our financial performance in 2020 may not be indicative of our operating results or financial condition in the future.”
Throughout 2020, the outbreak and resurgence of
COVID-19
has adversely impacted our ability to collect tuitions and recognize revenue not only from existing students due to the deferred academic schedules, but also from newly enrolled students acquired through our physical network of learning centers. For the impact of the
COVID-19
pandemic on our business operations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial performance and liquidity position have been, and may continue to be in the future, adversely affected by the
COVID-19
pandemic, and our financial performance in 2020 may not be indicative of our operating results or financial condition in the future.”
In response to the
COVID-19
pandemic and the business disruption that followed, we have proactively taken measures to stabilize our business by controlling costs and adjusting capital expenditure and to enhance liquidity capabilities to preserve cash. At the same time, we accelerated the execution of our digitalization strategy, and conducted all material aspects of our business online during the closure of our learning centers and offices. We have upgraded and transformed Rise+, our proprietary learning management system with easy online access, into a nation-wide open and interactive technology platform for learning, teaching and training and successfully delivered our first online small group class through Rise+ platform in March 2020. Our continued investment in the new OMO model enabled us to swiftly and effectively move our offline classes to online live broadcasting classes while maintaining high quality of our services. Our students’ satisfaction and the effectiveness of our online courses through our OMO model was demonstrated by more students retained from winter to spring semester and from spring to summer semester as compared with the same period during last fiscal year. Despite the ongoing uncertainties arising from the impact of
COVID-19,
we believe that we are well prepared to mitigate risks and manage operational flexibility by leveraging on our recent experience.
Furthermore, we have been taking actions to improve our liquidity during the pandemic, including reducing capital expenditures and operating expenses while maintaining quality and safety standards, and temporarily suspending the opening of new learning centers. In addition, we have successfully refinanced our long-term loans with a new loan facility.
We believe that the
COVID-19
outbreak will speed up the evolution of online education by driving significant online penetration and shifting both demand and supply to the OMO model. The afterschool tutoring industry in China has seen increasing customer acceptance of online teaching approach with a proven and well-developed technology infrastructure in place. On the other hand, we believe that our regular offline courses will remain an effective and favored model, particularly for younger kids. Therefore, we believe that afterschool tutoring service providers with the ability to implement an OMO model like us will be better positioned to succeed in the future and we remain confident in the growth opportunities of the education market and the strong demand for afterschool English tutoring services in China.
As we have gradually resumed our offline operations for our learning centers other than those in Beijing, and based on the actions we have taken and our current assumptions regarding the impact of the
COVID-19
pandemic, we believe that our current financial resources will be adequate to cover our liquidity needs.

Description of Certain Statement of Income Items
Revenues
We generate revenues primarily from educational programs, franchise fees and other revenues. The table below sets forth the breakdown of our revenues, both in absolute amount and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Educational programs	1,102,254	86.7	1,332,372	87.1	872,877	133,774	91.1
Franchise revenues	125,341	9.9	156,509	10.2	82,084	12,580	8.6
Other revenues	44,293	3.4	40,566	2.7	3,506	537	0.3

Revenues	1,271,888	100.0	1,529,447	100.0	958,467	146,891	100.0

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
As of December 31, 2018, 2019 and 2020, we recorded deferred revenue and customer advances of RMB1,038.8 million, RMB756.0 million and RMB601.9 million (US$92.3 million), respectively, which are primarily from our educational programs and, to a lesser extent, from our franchise business. Given that our tuition and fees are collected in advance, we expect to generate sufficient cash from our operating activities to meet our working capital and capital expenditure needs.
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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Personnel costs	227,691	17.9	298,710	19.5	276,797	42,421	28.9
Rental costs	181,457	14.3	220,912	14.4	202,446	31,026	21.1
Share-based compensation	1,315	0.1	2,617	0.2	1,821	279	0.2
Others	166,067	13.0	172,454	11.3	121,870	18,677	12.7

Total	576,530	45.3	694,693	45.4	602,934	92,403	62.9

Operating Expenses
Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The table below sets forth our operating expenses, both in absolute amount and as a percentage of revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Selling and marketing	245,662	19.3	307,339	20.1	233,687	35,814	24.4
General and administrative	242,084	19.0	304,626	19.9	260,239	39,884	27.2

Total operating expenses	487,746	38.3	611,965	40.0	493,926	75,698	51.6

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	Percentage of Revenues	RMB	Percentage of Revenues	RMB	US$	Percentage of Revenues
	(thousands, except for percentages)
Revenues:
Educational programs (1)	1,102,254	86.7	1,332,372	87.1	872,877	133,774	91.1
Franchise revenues (1)	125,341	9.9	156,509	10.2	82,084	12,580	8.6
Other revenues (1)	44,293	3.4	40,566	2.7	3,506	537	0.3

Total	1,271,888	100.0	1,529,447	100.0	958,467	146,891	100.0
Cost of revenues	(576,530)	(45.3)	(694,693)	(45.4)	(602,934)	(92,403)	(62.9)

Gross profit	695,358	54.7	834,754	54.6	355,533	54,488	37.1
Operating expenses:
Selling and marketing	(245,662)	(19.3)	(307,339)	(20.1)	(233,687)	(35,814)	(24.4)
General and administrative	(242,084)	(19.0)	(304,626)	(19.9)	(260,239)	(39,884)	(27.2)

Total operating expenses	(487,746)	(38.3)	(611,965)	(40.0)	(493,926)	(75,698)	(51.6)

Operating income/(loss)	207,612	16.3	222,789	14.6	(138,393)	(21,210)	(14.5)
Interest income	26,376	2.1	17,952	1.2	15,091	2,313	1.6
Interest expense	(33,803)	(2.7)	(34,093)	(2.2)	(23,611)	(3,619)	(2.5)
Foreign currency exchange (loss)/gain	(1,383)	(0.1)	(1,506)	(0.1)	(187)	(29)	0.0
Other income, net	15,397	1.2	10,115	0.7	26,961	4,132	2.9
Impairment loss on long-term investment	—	—	—	—	(37,000)	(5,670)	(3.9)

Income/(loss) before income tax expense	214,199	16.8	215,257	14.1	(157,139)	(24,083)	(16.4)
Income tax (expense)/benefit	(71,763)	(5.6)	(70,697)	(4.6)	15,695	2,406	1.6

Net income/(loss)	142,436	11.2	144,560	9.5	(141,444)	(21,677)	(14.8)
Net loss attributable to non-controlling interests	522	—	3,540	0.2	9,011	1,381	1.0

Net income/(loss) attributable to RISE Education Cayman Ltd	142,958	11.2	148,100	9.7	(132,433)	(20,296)	(13.8)

Non-GAAP Financial Measures:
EBITDA (2)	279,852		301,419		(64,370)	(9,865)
EBITDA margin (3)	22.0%		19.7%		-6.7%
Adjusted EBITDA	300,204		349,308		(9,371)	(1,437)
Adjusted EBITDA margin	23.6%		22.8%		-1.0%
Non-GAAP net income/(loss) attributable to RISE Education Cayman Ltd	179,932		213,363		(60,070)	(9,207)

(1)
To be consistent with our management reporting framework, revenues from educational programs include revenues generated from
Can-Talk
starting from the first quarter of 2020. Revenues from educational programs in previous years have been adjusted to conform to the presentation in 2020.

(2)
To see how we define and calculate EBITDA, a reconciliation between EBITDA and net (loss)/income and a discussion about the limitations of non-GAAP
financial measures, see
“—Non-GAAP
Financial Measures.”

(3)	EBITDA margin is calculated by dividing EBITDA by revenues.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues decreased by 37.3% from RMB1,529.4 million in 2019 to RMB958.5 million (US$146.9 million) in 2020. This decrease was primarily attributable to an decrease of RMB459.5 million (US$70.4 million) in revenues from educational programs.

•
Educational programs
. Our revenues from educational programs decreased by 34.5% from RMB1,332.3 million in 2019 to RMB872.9 million (US$133.8 million) in 2020. This decrease was primarily due to the temporary suspension of our offline business since late January to September of 2020 due to the outbreak of
COVID-19.

•
Franchise revenues
. Our franchise revenues decreased by 47.5% from RMB156.5 million in 2019 to RMB82.1 million (US$12.6 million) in 2020. This decrease was primarily due to a decline in recurring franchise revenue as a result of the temporary closure of franchised learning centers. The number of franchised learning centers increased from 383 as of December 31, 2019 to 420 as of December 31, 2020.

•	Other revenues . Our other revenues decreased by 91.4% from RMB40.6 million in 2019 to RMB3.5 million (US$0.5 million) in 2020.
Cost of revenues
Our cost of revenues decreased by 13.2% from RMB694.7 million in 2019 to RMB602.9 million (US$92.4 million) in 2020, primarily due to a decrease in direct costs associated with our study tour services, personnel cost, social insurance exemption, rental concession and cost of learning materials.
Gross profit
As a result of foregoing, our gross profit decreased by 57.4% from RMB834.8 million in 2019 to RMB355.5 million (US$54.5 million) in 2020. We had gross margins of 54.6% in 2019 and 37.1% in 2020. Excluding the impact of share-based compensation and amortization of intangible assets arising from the 2013 acquisition, gross profit for 2020 was RMB371.5 million (US$56.9 million), and gross margin was 38.8%.
Selling and marketing expenses
Our selling and marketing expenses were RMB233.7 million (US$35.8 million) in 2020, as compared with RMB307.3 million in 2019. This decrease was primarily due to our disciplined spending on online and offline marketing activities and reduced personnel costs resulting from personnel optimization reflecting the
COVID-19
pandemic. Our selling and marketing expenses accounted for 20.1% and 24.4% of our revenues in 2019 and 2020, respectively.
General and administrative expenses
Our general and administrative expenses decreased by 14.6% from RMB304.6 million in 2019 to RMB 260.2 million (US$39.9 million) in 2020. This decrease was primarily attributable to a decrease in share-based compensation expenses and our personnel optimization efforts and rigorous control of administrative expenses. Our general and administrative expenses accounted for 19.9% and 27.2% of our revenues in 2019 and 2020, respectively.
Operating income
As a result of the foregoing, we had an operating loss of RMB138.4 million (US$21.2 million) in 2020, compared to an operating income of RMB222.8 million in 2019. Excluding the impact of share-based compensation expenses and amortization of intangible assets in the 2013 acquisition, our operating loss was RMB103.0 million (US$15.8 million) in 2020, compared with operating income of RMB288.1 million in 2019.

Interest income, interest expense, foreign currency exchange loss and other income, net
We had interest income of RMB18.0 million and RMB15.1 million (US$2.3 million) in 2019 and 2020, respectively, which are primarily from our holdings of interest-bearing short-term investments. We had interest expense of RMB34.1 million and RMB23.6 million (US$3.6 million) in 2019 and 2020, respectively. We had foreign exchange losses of RMB1.5 million and RMB0.2 million (US$0.03 million) in 2019 and 2020, respectively. We had other net income of RMB10.1 million and RMB27.0 million (US$4.1 million) in 2019 and 2020, respectively.
Impairment loss on long-term investment
Impairment loss on long-term investment was RMB37.0 million (US$5.7 million) in 2020, compared to nil in 2019. Impairment loss on long-term investment was mainly due to declines in the fair value of our long-term investments in an investee.
Income/loss before income tax expense
As a result of the foregoing, we had loss before income tax expense of RMB157.1 million (US$24.1 million) in 2020, compared to RMB215.3 million in 2019.
Income tax expense/benefit
We had an income tax expense of RMB70.7 million and income tax benefit of RMB15.7 million (US$2.4 million) in 2019 and 2020, respectively.
Net income/loss
As a result of the foregoing, we had net loss of RMB141.4 million (US$21.7 million) in 2020, compared to net income of RMB144.6 million in 2019. Excluding the impact of share-based compensation, amortization of intangible assets in the 2013 acquisition, impairment loss on long-term investment, as well as impact on income tax expenses, net loss was RMB69.1 million (US$10.6 million) in 2020, compared with net income of RMB209.8 million in 2019, which was primarily due to our decreased revenue in 2020.
EBITDA
EBITDA loss/income, which is net income or loss before interest, taxes, depreciation and amortization, EBITDA loss was RMB64.4 million (US$9.9 million) in 2020, compared to EBITDA income of RMB301.4 million in 2019. Adjusted EBITDA loss for 2020 was RMB9.4 million (US$1.4 million), which decreased by 102.7% compared with adjusted EBITDA income of RMB349.3 million for 2019. For a discussion of the limitations associated with using EBITDA rather than U.S. GAAP measures and a reconciliation of RMB77.0 million (US$11.8 million) to net income or loss, see
“—Non-GAAP
Financial Measures.”
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Revenues
Our revenues increased by 20.3% from RMB1,271.9 million in 2018 to RMB1,529.4 million in 2019. This increase was primarily attributable to an increase of RMB227.0 million in revenues from educational programs.

•
Educational programs
. Our revenues from educational programs increased by 20.9% from RMB1,102.3 million in 2018 to RMB1,332.3 million in 2019. This increase was primarily due to (i) an increase in students in class for our regular courses at self-owned learning centers, and (ii) an increase in prices for our regular courses from the beginning of the year.

•
Franchise revenues
. Our franchise revenues increased by 24.9% from RMB125.3 million in 2018 to RMB156.5 million in 2019. This increase was primarily due to increases in the recurring franchise fees from our existing franchised learning centers in 2019 as well as initial and renewal franchise fees for franchised learning centers that were either new or renewed their franchise agreements with us. The number of franchised learning centers increased from 304 as of December 31, 2018 to 383 as of December 31, 2019.

•	Other revenues . Our other revenues decreased by 8.4% from RMB44.3 million in 2018 to RMB40.6 million in 2019.
Cost of revenues
Our cost of revenues increased by 20.5% from RMB576.5 million in 2018 to RMB694.7 million in 2019, primarily due to increases in both rental costs and personnel costs. Rental costs increased as we further expanded our operations in 2019, while the increase in personnel costs was primarily attributable to an increase of teacher headcount, total course teaching hours and teacher compensation at our self-owned learning centers.
Gross profit
As a result of foregoing, our gross profit increased by 20.0% from RMB695.4 million in 2018 to RMB834.8 million in 2019. We had gross margins of 54.7% in 2018 and 54.6% in 2019. Excluding the impact of share-based compensation and amortization of intangible assets arising from the 2013 acquisition, gross profit for 2019 was RMB851.5 million, and gross margin was 55.7%.
Selling and marketing expenses
Our selling and marketing expenses were RMB307.3 million in 2019, as compared with RMB245.7 million in 2018. This increase was primarily due to a headcount increase and an incentive-related salary raise for the Company’s marketing staff. Our selling and marketing expenses accounted for 19.3% and 20.1% of our revenues in 2018 and 2019, respectively.
General and administrative expenses
Our general and administrative expenses increased by 25.8% from RMB242.1 million in 2018 to RMB 304.6 million in 2019. This increase was primarily attributable to (i) increased share-based compensation expenses associated with new option grants during the second quarter of 2019, (ii) an increase in personnel costs and rental costs associated with our expanding business, and (iii) an increase in professional service fees related to acquisitions and our strategic projects. Our general and administrative expenses accounted for 19.0% and 19.9% of our revenues in 2018 and 2019, respectively.
Operating income
As a result of the foregoing, we had an operating income of RMB222.8 million in 2019, compared to an operating income of RMB207.6 million in 2018. Excluding the impact of share-based compensation expenses, amortization of intangible assets in the 2013 acquisition,
IPO-related
expenses and
one-off
expenses, our operating income was RMB244.6 million and RMB288.1 million in 2018 and 2019, respectively.
Interest income, interest expense, foreign currency exchange loss and other income, net
We had interest income of RMB26.4 million and RMB18.0 million in 2018 and 2019, respectively, which are primarily from our holdings of interest-bearing short-term investments. We had interest expense of RMB33.8 million and RMB34.1 million in 2018 and 2019, respectively. We had foreign exchange losses of RMB1.4 million and RMB1.5 million in 2018 and 2019, respectively. We had other net income of RMB15.4 million and RMB10.1 million in 2018 and 2019, respectively.
Income before income tax expense
As a result of the foregoing, we had income before income tax expense of RMB215.3 million in 2019, compared to RMB214.2 million in 2018.
Income tax expense
We had an income tax expense of RMB71.8 million and RMB70.7 million in 2018 and 2019, respectively.

Net income/ (loss)
As a result of the foregoing, we had net income of RMB144.6 million in 2019, compared to RMB142.4 million in 2018. Excluding the impact of share-based compensation, amortization of intangible assets in the 2013 acquisition,
IPO-related
expenses,
one-off
expenses as well as impact on income tax expenses, net income increased from RMB179.4 million in 2018 to RMB209.8 million in 2019, which was primarily due to higher revenues.
EBITDA
EBITDA, which is net income or loss before interest, taxes, depreciation and amortization, was RMB301.4 million in 2019, compared to RMB279.9 million in 2018. Adjusted EBITDA for 2019 was RMB349.3 million, which increased by 16.4% compared with RMB300.2 million for of 2018. For a discussion of the limitations associated with using EBITDA rather than U.S. GAAP measures and a reconciliation of RMB156.9 million to net income or loss, see
“—Non-GAAP
Financial Measures.”
Non-GAAP
Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, and non-GAAP
net income/(loss), each a
non-GAAP
financial measures as described below, to understand and evaluate our core operating performance. These non-GAAP
financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.
EBITDA is defined as net income or loss before interest, taxes, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of revenues. We believe that EBITDA and EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results. Adjusted EBITDA excludes impairment loss on long-term investment and share-based compensation from EBITDA. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of revenues.
Non-GAAP
net income/(loss) excludes share-based compensation, intangible assets amortization arising from the 2013 acquisition and impairment loss on long-term investment. These non-GAAP
financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP
financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.
The tables below present reconciliations of EBITDA, adjusted EBITDA and non-GAAP
net income/(loss) to net (loss)/income, as well as EBITDA margin and adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(thousands, except for EBITDA margin)
Net income/(loss)	142,436	144,560	(141,444)	(21,677)
Add: Depreciation	36,027	45,375	53,296	8,168
Add: Amortization	22,199	24,646	30,953	4,744
Add: Interest expense	33,803	34,093	23,611	3,619
Add: Income tax expense/(benefit)	71,763	70,697	(15,695)	(2,406)
Less: Interest income	26,376	17,952	15,091	2,313

EBITDA	279,852	301,419	(64,370)	(9,865)

Add: Share-based compensation	20,352	47,889	17,999	2,758
Add: impairment loss on long-term investment	—	—	37,000	5,670
Adjusted EBITDA	300,204	349,308	(9,371)	(1,437)
EBITDA margin	22.0%	19.7%	-6.7%
Adjusted EBITDA margin	23.6%	22.8%	-1.0%
Net income/(loss)	142,436	144,560	(141,444)	(21,677)
Add: Share-based compensation	20,352	47,889	17,999	2,758
Add: Amortization of intangible assets in 2013 acquisition	16,622	17,374	17,364	2,661
Add: impairment loss on long-term investment	—	—	37,000	5,670
Non-GAAP net income/(loss)	179,410	209,823	(69,081)	(10,588)

B.	Liquidity and Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2018, 2019 and 2020, we had RMB1,316.8 million, RMB1,022.8 million and RMB639.2 million (US$98.0 million), respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash, cash equivalents and restricted cash are primarily denominated in Renminbi.
We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering or other funding to make loans or additional capital contributions to our PRC subsidiary and consolidated affiliates, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.
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
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We did not make any dividend payment to our shareholders in 2019 and 2020.
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
Under applicable PRC laws and regulations, our PRC subsidiary, the VIE and our schools are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such entities. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiary’s ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(thousands)
Net cash generated from/(used in) operating activities	380,034	(39,854)	(205,742)	(31,531)
Net cash used in investing activities	(100,875)	(114,716)	(111,782)	(17,131)
Net cash used in financing activities	(57,306)	(140,732)	(60,674)	(9,299)
Effect of foreign exchange rate changes on cash and cash equivalents	10,037	1,342	(5,443)	(835)
Net increase/(decrease) in cash, cash equivalents and restricted cash	231,890	(293,960)	(383,641)	(58,796)
Cash, cash equivalents and restricted cash at beginning of period	1,084,895	1,316,785	1,022,825	156,755
Cash, cash equivalents and restricted cash at end of period	1,316,785	1,022,825	639,184	97,959
Operating activities
Net cash used in operating activities amounted to RMB205.7 million (US$31.5 million) in 2020. The difference between our net loss of RMB141.4 million (US$21.7 million) and the net cash used in operating activities was due to (i) an decrease in deferred revenue and customer advances of RMB156.7 million (US$24.0 million) (ii) an adjustment of RMB92.4 million (US$14.2 million) in non-cash
items, which mainly consisted of depreciation and amortization expense of RMB84.2 million (US$12.9 million), impairment of long-term investment of RMB37.0 million (US$5.7 million), deferred tax benefit of RMB31.1 million (US$4.8 million) and share-based compensation of RMB18.0 million (US$2.8 million).
Net cash used in operating activities amounted to RMB39.9 million in 2019. The difference between our net income of RMB144.6 million and the net cash used in operating activities was due to (i) an decrease in deferred revenue and customer advances of RMB331.7 million, (ii) an adjustment of RMB132.0 million in non-cash
items, which mainly consisted of depreciation and amortization expense of RMB70.0 million and share-based compensation of RMB47.9 million. Deferred revenue and customer advances mainly consists of the upfront tuition fee payments from students and initial franchise fees from our franchise partners, which decreased in 2019 primarily due to the change of tuition fee collection schedule.
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
Investing activities
Net cash used in investing activities amounted to RMB111.8 million (US$17.1 million) in 2020. This was primarily attributable to (i) financial support to our franchisees of RMB48.0 million (US$7.4 million) to ease the impact of the
COVID-19
pandemic, (ii) the purchase of property and equipment of RMB23.9 million (US$3.7 million), (iii) acquisition of subsidiaries of RMB19.9 million (US$3.1 million), which was mainly in relation to the Shijiazhuang acquisition, Changping acquisition and Huairou acquisition, (iv) purchase of intangible assets of RMB13.1 million (US$2.0 million) primarily related to software additions, (v) other investment of RMB7.0 million (US$1.1 million) consisting of our investment of RMB4.0 million (US$0.6 million) in New York City Kids Club and our down payment of RMB3.0 million (US$0.5 million) for our proposed acquisition of a franchisee in Chengdu.

Net cash used in investing activities amounted to RMB114.7 million in 2019. This was primarily attributable to (i) the purchase of property and equipment of RMB50.8 million, (ii) acquisition of subsidiaries of RMB19.3 million, which was mainly in relation to the Shijiazhuang acquisition, (iii) purchase of intangible assets of RMB11.6 million primarily related to software additions, (iv) long-term equity investment of RMB33.0 million in New York City Kids Club, an early learning service provider, as part of our strategic partnership.
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
Financing activities
Net cash used in financing activities amounted to RMB60.7 million (US$9.3 million) in 2020, primarily attributable to principal repayments on our short-term loan of RMB62.6 million (US$9.6 million).
Net cash used in financing activities amounted to RMB140.7 million in 2019, primarily attributable to principal repayments on short-term loan of RMB97.3 million and net cash used in stock repurchase of RMB48.0 million. This is partially offset by proceeds from exercise of stock options of RMB4.6 million.
Net cash used in financing activities amounted to RMB57.3 million in 2018, primarily attributable to principal repayments on long-term loan of RMB75.9 million and net cash used in stock repurchase of RMB21.4 million. This is partially offset by proceeds from exercise of stock options of RMB40.0 million.
Long-term loans
2016 CTBC Facility
In July 2016, RISE Education Cayman I Ltd, our wholly-owned subsidiary, entered into a US$55.0 million loan facility agreement with CTBC Bank Co. Ltd. (“
CTBC
”) as the lender, which was amended and restated in September 2017 to a long-term facility of US$110.0 million (the “
2016 CTBC Facility
”), including the outstanding balance of US$49.5 million under the original loan facility, and a short-term facility of US$30.0 million. The long-term facility is guaranteed by Rise IP, Rise HK, the WFOE and the VIE. Rise HK also pledged its equity interests in the WFOE in favor of the lender as security for the long-term facility. We have registered the guarantee provided by the WFOE with SAFE. We did not register the guarantee provided by our VIE with SAFE pursuant to a waiver for such registration granted by the lender. In addition, we have deposited a certain amount of cash in a designated bank account as security for the interest payments under the long-term facility.
We drew down both facilities in full in September 2017. The new proceeds made available under the September 2017 amendment were primarily used to pay a US$87.0 million dividend to our shareholders in September 2017. We used a portion of the proceeds from our initial public offering to repay the US$30 million short term facility within ten days after the completion of our initial public offering as required by the loan facility agreement. The maturity date of the long-term facility is five years from the drawdown date. According to the original repayment schedule, US$8.25 million, US$13.75 million, US$19.25 million, US$24.75 million and US$44.00 million are to be repaid by each respective anniversary from the drawdown date. The interest rate under the long-term facility is calculated based on the sum of the London interbank offered rate plus a certain margin, which decreases as our leverage ratio (which is defined as the ratio of total net debt as of the last date of the relevant period to adjusted EBITDA in respect of the relevant period) decreases. We repaid US$10.0 million in December 2017, US$12.0 million in March 2018, US$13.75 million in September 2019 and U.S.$9.25 million in September 2020.
We have replaced the 2016 CTBC Facility with a new facility agreement with CTBC and repaid all outstanding amount under the 2016 CTBC Facility with the proceeds we received under the new facility agreement. See “—2021 CTBC Facility.”

2021 CTBC Facility
On March 18, 2021, we entered into a facilities agreement with CTBC as the lender, providing us with credit facilities in an aggregate commitment amount of US$80 million (the “
2021 CTBC Facility
”), consisting of a five-year term loan facility of US$65 million and a revolving credit facility of US$15 million. The 2021 CTBC Facility is guaranteed by Rise HK, Edge Franchising Co. Limited, Edge Online Co. Limited, Rise IP, the WFOE and the VIE. Rise HK also pledged its equity interest in the WFOE in favor of the lender as security for the long-term facility. We are in the process of effecting the SAFE registration of the guarantees provided by the WFOE and the VIE and the registration of the pledge over Rise HK’s equity interest in the WFOE with the Tianjin Administration for Market Regulation.
We drew down the term loan facility in full on March 19, 2021. The maturity date of the long-term facility is five years from the drawdown date. According to the repayment schedule, US$3.25 million, US$8.125 million US$11.375 million, US$16.25 million and US$26.0 million are to be repaid by each anniversary of the drawdown date. The interest rate under the long-term facility is the sum of the London interbank offered rate plus a certain margin. The margin decreases as our leverage ratio (which is defined as the ratio of total net debt as of the last date of the relevant period to adjusted EBITDA in respect of the relevant period) decreases. As of the date of this annual report, the estimated interest rate is 3.1%.
We used the funds borrowed under the term loan facility to repay the outstanding amount under the 2016 CTBC Facility. We plan to use the funds to be borrowed under the revolving credit facility to pay fees and expenses relating to the credit facilities and to fund the debt service reserve account as required under the facilities agreement, as well as for general corporate purposes.
We maintained deposits held in designated bank accounts as security for interest payments. As of December 31, 2020, the deposits in such designated bank accounts amounted to US$12.3 million.
Capital expenditures
Our capital expenditures amounted to RMB74.0 million, RMB62.4 million and RMB37.0 million (US$5.7 million) in 2018, 2019 and 2020, respectively, for purchases of property and equipment and intangible assets, such as course materials and software, as we expanded existing and opened new self-owned learning centers. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.
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
The table below sets forth the respective revenue contributions of (i) our company and our Cayman Island subsidiaries, (ii) our Hong Kong subsidiaries, i.e., Rise HK and Edge, and (iii) our WFOE and (iv) our VIE and its subsidiaries and schools for the periods indicated as a percentage of revenues:

	For the Year Ended December 31,
	2018	2019	2020
Our company and our subsidiaries
Our company and Cayman Island subsidiaries	—	—	—
Our Hong Kong subsidiaries	2.1%	1.8%	2.4%
WFOE	5.5%	3.8%	1.7%
Our VIE and its subsidiaries and schools	92.4%	94.4%	95.9%
Total Revenues	100%	100%	100%

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

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(thousands)
License fees paid to our Cayman Islands subsidiaries by VIE	17,514	14,080	—	—
Service fees paid to Rise HK* by VIE	14,016	—	—	—
Service fees and license fees paid to our WFOE by VIE	207,118	348,699	272,207	41,718

*
Starting 2019, service fees were paid by our VIE and its subsidiaries and schools to our WFOE pursuant to the service agreements and consulting service agreements entered into by our WFOE and our VIE or its subsidiaries or schools.

In July 2020, our WFOE paid cash dividends totaling RMB54.0 million (US$8.3 million) to Rise HK. Our subsidiaries including WFOE did not pay any dividends to our company in 2019 and 2020.
Our primary operations are based in the PRC. Our assets are primarily located in the PRC and Hong Kong. The table below sets forth the respective asset contributions of (i) our company and our Cayman Island subsidiaries, (ii) our Hong Kong subsidiaries, i.e. Rise HK and Edge, (iii) our WFOE and (iv) our VIE and its subsidiaries and schools as of the dates indicated as a percentage of total assets:

	For the Year Ended December 31,
	2018	2019	2020
Our company and our subsidiaries
Our company and Cayman subsidiaries	24%	8%	5%
Our Hong Kong subsidiaries	4%	10%	14%
WFOE	12%	13%	15%
Our VIE and its subsidiaries and schools	60%	69%	66%
Total Assets	100%	100%	100%
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

The following table summarizes our equity award activity under the 2016, 2017 and 2020 ESOP Plans as of December 31, 2020:

As of December 31, 2020
Number of options granted (1)	5,431,000
Number of options forfeited	(2,522,330)
Number of options exercised	(195,915)
Number of options outstanding	9,380,474
Weighted-average exercise price (US$)	1.44
Weighted-average remaining contractual term	8.34
Aggregate intrinsic value (US$) (2)	12,439,871

(1)	1,314,167 options were vested during 2020.
(2)
The aggregate intrinsic value in the table above represents the difference between the fair value of our ordinary share as of December 31, 2020 and respective exercise price of the option. Total intrinsic value of options outstanding as of December 31, 2019 and 2020 were US$4,260,000 and US$12,439,871, respectively.

Share-based compensation expense of RMB20.4 million, RMB47.9 million and RMB18.0 million (US$2.8 million) were recorded for the year ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, total unrecognized employee share-based compensation expenses related to unvested share-based awards amounted to RMB45.8 million (US$7.0 million). Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
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
As of December 31, 2018, 2019 and 2020, we had unrecognized tax benefits of RMB7.6 million, RMB29.6 million and RMB32.8 million (US$5.0 million), of which RMB1.4 million, nil and nil were offset against the deferred tax assets on tax losses carry forward, and the remaining amount of RMB6.2 million, RMB29.6 million and RMB32.8 million (US$5.0 million) which if ultimately recognized, would impact the effective tax rate.
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
PRC
Our WFOE, VIE and its subsidiaries and schools are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC Enterprise Income Tax Law, or EIT Law. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both FIEs and domestic enterprises, except where a special preferential rate applies. Our WFOE became qualified as “High and New Technology Enterprises” (“HNTE”) in year 2019 and enjoyed a preferential rate at 15%. The HNTE qualification is effective for a period of three years.
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
Education in the Comprehensive Promotion of the Pilot Program of Replacing Business Tax with Value-Added Tax which was promulgated on June 18, 2016, our schools are subject to a simple value-added tax collection method and many of our schools are subject to value-added tax at a rate 3%. We are also subject to surcharges on value-added tax payments in accordance with PRC law. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of
COVID-19
Infection and the Announcement on the Term of Tax Policies to Prevent the Pandemic and Support Daily Supplies issued by Ministry of Finance and SAT, due to the
COVID-19
outbreak, VAT on revenue from provisions of daily life services (which include educational services) was exempted from January 1, 2020 to December 31, 2020.
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
To address the increasing concerns over the inability of certain private education institutions in China to refund tuitions, starting in 2020, certain local education bureaus, particularly those in Beijing, have required private education institutions to deposit prepaid tuitions in custody accounts, and imposed various restrictions on private education institutions’ access to such prepaid tuitions. Such restrictions have imposed significant constraints on the liquidity of, and adversely affected the financial condition of, private education institutions, including our learning centers in Beijing.

As the offline operations of private education institutions in Beijing were suspended during the resurgence of
COVID-19
in January 2021, the local education bureaus in Beijing require that private education institutions must meet the requirements on tuition custody and pass the inspections by, and obtain the approval of, the relevant local education bureaus, before they can resume their offline operations. As we are still in discussion with the relevant local education bureaus on the manner in which the prepaid tuitions must be deposited and may be accessed, we have not obtained the approval from the relevant local education bureaus to re-open most of our learning centers in Beijing. As of the date of this annual report, these learning centers may only offer online courses through our online platforms, despite that the
COVID-19
resurgence has been substantially contained in Beijing. The suspension of the offline operations of our learning centers in Beijing has had a material adverse impact on our business, financial condition and results of operations. As there is no assurance that we will be able to reach consensus with the local education bureaus in Beijing and obtain the necessary approval to re-open
our learning centers in a timely manner, such impact may continue in the future.
On March 30, 2021, MOE published the Guidance Opinion on Promoting the Scientific Transition from Kindergartens to Elementary Schools, which, among other things, prohibits the provision of tutoring to pre-school
children in violation of applicable requirements, and requires that elementary schools to start from a “zero knowledge” base for first grade students. As this MOE announcement is silent on the specific requirements to be complied with to provide after-school tutoring to pre-school
children, and MOE and local education bureaus are expected to promulgate detailed implementation rules with respect to such requirements, the impact of such MOE announcement on our business performance and prospects remains uncertain. If any future regulations prohibits the provision of tutoring to pre-school
children, our business performance and prospects may be materially and adversely affected.
In addition, it is reported that the regulatory authorities are contemplating to introduce additional restrictions on English language teaching services, especially on those offered to younger children. If such restrictions are introduced, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Developments in the regulatory regime in the private education industry in China may affect our business and financial performance.”
Other than as disclosed above or elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-balance Sheet Arrangements
As of December 31, 2020, we did not have any
off-balance
sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020.

	Payment Due by Period
	Total		Less Than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations (1)	724,648	111,056	201,449	325,292	138,684	59,223

(1)	Represented future minimum lease payments under non-cancelable operating leases in connection with the leases of offices and self-owned learning centers.

The following table sets forth our future minimum capital commitments under non-cancelable contracts
as of December 31, 2020.

	As of December 31, 2020
	RMB	US$
	(in thousands)
Construction of leasehold improvements	784	120
All capital expenditure commitments are expected to be paid within one year.

G.	Safe Harbor
See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Our board of directors reviewed the scope and roles and responsibilities of the executive officers in 2020 and determined that our executive officers for U.S. securities law purposes include our chief executive officer and chief financial officer. The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lihong Wang	53	Chairwoman, Chief Executive Officer, Director
Jonathan Jia Zhu	58	Director, Chairman of the corporate governance and nominating committees
Yiding Sun	53	Vice Chairman, Director
Zhongjue Chen	42	Director
Yong Chen	60	Independent Director
Haiping Yan	61	Independent Director
Weili Hong	51	Independent Director
Jun Yan	38	Independent Director
Warren Wang	45	Chief Financial Officer
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
Yiding Sun
was appointed our director in September 2013 and our vice chairman in January 2020, when he retired to be our chief executive officer while remaining on our board of directors. Mr. Sun also serves as a director of Yuehua Entertainment Co., Ltd. Mr. Sun has seven years of experience in education industry. Prior to joining us, Mr. Sun served as chief executive officer in Gymboree China Group from 2011 to 2013. Mr. Sun also served as the executive director, vice president of operation, vice chairman and manager in Gome Electrical Appliances Holding Ltd., a company listed on the Stock Exchange of Hong Kong, from 1999 to 2011. During his time at Gome Electrical Appliances Holding, he obtained ample managerial experience in equity trading and investments, commercial real estate management, mergers and acquisitions, strategic planning, marketing and sales and multi-brand operation. Mr. Sun received an EMBA degree from China Europe International Business School in 2013 and a bachelor’s degree in science from East China University of Science and Technology in 1990.

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
Yong Chen
has served as our independent director since October 2017. Mr. Chen has been a professor at the University of California, Irvine, or UCI, since 1993, where he began as an assistant professor, then as an associate professor in 1999 before attaining full professorship in 2014. He has also served as an associate dean for curricula and student services since 2017. Mr. Chen was a guest professor at Nanchang Hangkong University from 2014 to 2015, a guest professor at Hebei Normal University from 2009 to 2010, and a guest professor at Huazhong University of Science and Technology from 2003 to 2005. Mr. Chen received a PhD degree in history from Cornell University in 1993, a Master’s degree in history from Peking University in 1985 and a Bachelor’s degree in history from Peking University in 1982.
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

Warren Wang
was appointed our chief financial officer and director in December 2020. Mr. Wang has extensive experience working in senior finance roles. Before joining the Company, Mr. Wang served as the chief financial officer of Tujia, a short-term lodging rental platform, where he was in charge of the finance, legal, procurement, reporting and compliance, investment and financing and administration matters, and the chief executive officer of Ant Short-term Rental, a wholly owned subsidiary of Tujia. Prior to joining Tujia in 2017, Mr. Wang served as the chief financial officer of iPinYou, a digital media and advertising platform, between 2014 and 2017, and the chief financial officer and vice president of Zhongpin Inc., a meat and food processing and distribution company that was then listed on NASDAQ, between 2008 and 2013. Prior to that, Mr. Wang held a senior finance officer role in a number of companies and was an auditor at PricewaterhouseCoopers. Mr. Wang received his bachelor’s degree in industrial foreign trade from Beijing University of Technology in 1998, and an MBA degree from China Europe International Business School in 2004. Mr. Wang is a
non-practicing
member of the Chinese Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

B.	Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2020, we paid an aggregate of approximately RMB8.8 million (US$1.4 million) to our directors and executive officers. Our PRC subsidiary is required by the PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary has contributed retirement and similar benefits to our officers in the year ended December 31, 2020.
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
In 2020, we amended the terms, including the exercise price and the vesting schedules, of certain options previously granted under the 2016 ESOP Plan. As of the date of this annual report, options to purchase 6,914,170 ordinary shares, excluding awards that were forfeited or canceled after the relevant grant dates, have been granted and outstanding under the 2016 ESOP Plan. We incurred share-based compensation expenses upon our initial public offering, the exercisability event, upon which the options were accounted for as a cumulative compensation cost since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period. Other than the awards already granted, 85,830 shares are available for grant under the 2016 ESOP Plan as of the date of this annual report.
The following paragraphs summarize the terms of the 2016 ESOP Plan.
Plan administration
. Our compensation committee acts as the plan administrator.
Types of awards
. The 2016 ESOP Plan permits the award of options.

Award agreements
. Each award under the 2016 ESOP Plan will be evidenced by an award agreement between the award recipient and our company.
Eligibility
. Only our senior executives and key employees are eligible to receive awards or grants under the 2016 ESOP Plan.
Term of awards
. The term of each award is stated in the relevant award agreement.
Vesting schedule and other restrictions
. The plan administrator has discretion in determining and making adjustment in the individual vesting schedules and other restrictions applicable to the awards granted under the 2016 ESOP Plan. The vesting schedule is set forth in each award agreement. Each award under the 2016 ESOP Plan will expire, or vest or be repurchased by us not more than ten years after the date of grant. A vested option is only exercisable in the event of change of control or an initial public offering, and if a participant who receives the award terminates service with us for cause or resigns when the cause is present, all vested and unvested options shall be forfeited, shall automatically lapse without any compensation and shall have no further force and effect, unless otherwise determined by the plan administrator or set forth in the award agreement.
Exercise price
. The plan administrator has discretion in determining the price of awards, subject to a number of limitations, and has discretion in making adjustments in the exercise price of the options.
Term of 2016 ESOP Plan
. The 2016 ESOP Plan will terminate ten years from its effective date.
Amendment
. Our board of directors has the authority to amend or terminate the 2016 ESOP Plan.
Transfer restrictions
. Except as permitted by the plan administrator, all options are not transferable or assignable, other than by will or by the laws of descent and distribution.
The table below sets forth certain information as of the date of this annual report, concerning the outstanding awards we have granted to our directors and executive officers individually under the 2016 ESOP Plan.

Name	Ordinary Shares (1) Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Yiding Sun	*	1.44	April 1, 2019	October 1, 2029

*	Less than 1% of our total outstanding shares.
(1)	Represents options to purchase ordinary shares.
2017 ESOP Plan
In 2017, our board of directors approved an equity incentive plan, or the 2017 ESOP Plan, which became effective upon completion of our initial public offering, to help attract and retain the best available personnel, provide additional incentives to employees, directors and consultants. Per board approval, the awards are for employees, consultants and members of our board of directors for outstanding performance and promote the success of our business.
The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 ESOP Plan is 5,000,000. Unless otherwise extended by the plan administrator, the 2017 ESOP Plan will not exceed ten years after the date of its effectiveness.
In 2020, we amended the terms, including the exercise price and the vesting schedules, of certain options previously granted under the 2017 ESOP Plan. As of the date of this annual report, options to purchase 3,873,506 ordinary shares, excluding awards that were forfeited or canceled after the relevant grant dates, have been granted and outstanding, and 1,126,494 shares are available for grant under the 2017 ESOP Plan.

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

Name	Ordinary Shares (1) Underlying Outstanding Awards Granted	Price (2) (US$/Share)	Date of Grant (2)	Date of Expiration
Lihong Wang	*	1.75	August 14, 2020	April 1, 2029

*	Less than 1% of our total outstanding shares.
(1)	Represents options to purchase ordinary shares.
(2)
In 2020, we amended certain options previously granted under the 2017 ESOP Plan in 2019, where the exercise price was amended from US$4.25 to US$1.75, and the date of grant was amended from April 1, 2019 to August 14, 2020.

2020 ESOP Plan
In 2020, our board of directors approved a new equity incentive plan, or the 2020 ESOP Plan to help attract and retain the best available personnel, provide additional incentives to employees, directors and consultants. Per board approval, the awards are for employees, consultants and members of our board of directors for outstanding performance and promote the success of our business.

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2020 ESOP Plan is three point five percent (3.5%) of all our issued shares (on a converted basis). Unless otherwise extended by the plan administrator, the 2020 ESOP Plan will not exceed ten years after the date of its effectiveness. As of the date of this annual report, options to purchase 3,645,494 ordinary shares, excluding awards that were forfeited or canceled after the relevant grant dates, have been granted and outstanding, and 502,000 shares are available for grant under the 2020 ESOP Plan.
The following paragraphs summarize the terms of the 2020 ESOP Plan.
Plan administration
. Our compensation committee acts as the plan administrator.
Types of awards
. The 2020 ESOP Plan permits the award of options, restricted shares, dividend equivalents, deferred shares, share payments, restricted share units and share appreciation rights.
Award agreements
. Each award under the 2020 ESOP Plan will be evidenced by an award agreement between the award recipient and our company.
Eligibility
. Any person who is an employee, a consultant or a non-employee director, as determined by the Committee, are eligible to receive awards or grants under the 2020 ESOP Plan.
Term of awards
. The term of each award is stated in the relevant award agreement.
Vesting schedule and other restrictions
. The plan administrator has discretion in determining and making adjustments to the individual vesting schedules and other restrictions applicable to the awards granted under the 2020 ESOP Plan. The vesting schedule will be set forth in each award agreement. Each award under the 2020 ESOP Plan will expire, vest or be repurchased by us not more than ten years after the date of grant. The conditions of the exercise of awards will be determined by the plan administrator or set forth in the award agreement.
Exercise price
. The plan administrator has discretion in determining the price of awards, subject to a number of limitations, and has discretion in making adjustments in the exercise price of the options.
Term of 2020 ESOP Plan.
The 2020 ESOP Plan will terminate on the tenth anniversary of its effective date.
Amendment.
The plan administrator has the authority to terminate, suspend, amend or modify the 2020 ESOP Plan.
Transfer restrictions.
Except as permitted by the plan administrator, all awards are not transferable or assignable, other than by will or by the laws of descent and distribution.
The table below sets forth certain information as of the date of this annual report, concerning the outstanding awards we have granted to our directors and executive officers individually under the 2020 ESOP Plan.

Name	Ordinary Shares (1) Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Lihong Wang	*	1.75	September 11, 2020	September 11, 2030

*	Less than 1% of our total outstanding shares.
(1)	Represents options to purchase ordinary shares.

C.	Board Practice
Our board of directors consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.
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
Audit Committee
. Our audit committee consists of Weili Hong, Jun Yan and Yong Chen, and is chaired by Weili Hong. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule
10A-3
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

Compensation Committee
. Our compensation committee consists of Zhongjue Chen, Jun Yan and Yong Chen, and is chaired by Zhongjue Chen. Jun Yan and Yong Chen satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated upon. The compensation committee is responsible for, among other things:

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
Corporate Governance and Nominating Committee
. Our corporate governance and nominating committee consists of Jonathan Jia Zhu, Haiping Yan and Weili Hong, and is chaired by Jonathan Jia Zhu. Haiping Yan and Weili Hong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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
Terms of Directors and Executive Officers
Each of our directors shall hold office until the expiration of his or her term and his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be removed from office by an ordinary resolution of shareholders. In addition, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his or her office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our memorandum and articles of association. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.
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
We had 3,512, 4,014 and 3,621 employees as of December 31, 2018, 2019 and 2020, respectively. The majority of our employees are full-time. We had the following number of employees by function as of the dates indicated below:

	As of December 31,
	2018	2019	2020
Teachers	1,911	2,315	2,049
Sales and marketing	668	723	666
Administration	933	976	906

Total	3,512	4,014	3,621

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

E.	Share Ownership
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.
The calculations in the table below are based on 112,965,812 ordinary shares issued and outstanding as of March 31, 2021.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days following the date of this annual report, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
Directors and Executive Officers: (1)
Lihong Wang	1,969,896	1.7%
Yiding Sun (2)	1,430,000	1.3%
All directors and executive officers as a group	3,399,896	3.0%
Principal Shareholders:
Bain Capital Rise Education IV Cayman Limited (3)	70,800,808	62.7%
Morgan Stanley (4)	6,406,818	5.7%
ZHAO Bingxian (5)	6,439,702	5.7%

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 112,965,812 which is the total number of ordinary shares outstanding as of March 31, 2021, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report.

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

(4)
Based on the information reported in the Amendment No. 2 to Schedule 13G filed by Morgan Stanley and its wholly-owned subsidiary, Morgan Stanley Capital Services LLC, on February 12, 2021. Morgan Stanley’s principal business office address, as disclosed in such Amendment No. 2 to Schedule 13G, is 1585 Broadway New York, NY 10036.

(5)
Based on the information reported in the Schedule 13G filed by Mr. ZHAO Bingxian on March 8, 2019. Mr. ZHAO Bingxian is the primary beneficiary of a trust of which Credit Suisse Trust Limited is the trustee, and Mr. ZHAO holds the beneficial ownership through Pioneer Best Holdings Ltd. (holding 2,741,100 ordinary shares) and its subsidiary, Sheng Tong Holdings Ltd. (holding 3,698,602 ordinary shares). Mr. ZHAO’s principal business office or residence address, as disclosed in such Schedule 13G, is Room 1905 19/F, Silver Tower, Unit 2 North Road, Dong San Huan, Chaoyang District, Beijing 10027, China.

We are currently controlled by Bain Capital IV Cayman Limited, or Bain Capital. As of December 31, 2020, Bain Capital indirectly beneficially owns approximately 62.7% of the voting power of our outstanding shares.
To our knowledge, as of the date of this annual report, 45,669,519 of our ordinary shares, representing approximately 35.5% of our total outstanding ordinary shares, were held by record holders in the United States, including 45,669,518 ordinary shares held by JP Morgan Chase Bank, N.A. as the depositary of our ADS program and one ordinary shares held by an individual shareholder. None of our existing shareholders has different voting rights from other shareholders. None of our existing shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Employment Agreements and Indemnification Agreements.”
Other Transactions with Related Parties
In 2019, we entered into an entrustment loan agreement with Lionbridge Limited, an affiliate of our principal shareholder, pursuant to which we granted loans of RMB100.0 million to Lionbridge Limited in 2019. Such loan has been fully repaid.
In 2020, we entered into a business cooperation agreement with New York City Kids Club (“
NYC
”), an early learning service provider in which we hold a 15% equity interest, as part of our strategic partnership with NYC. Under the cooperation agreement, students graduating from NYC are able to deduct the value of their untaken courses at NYC from the tuitions payable to us when enrolling in our courses. We are in turn entitled to receiving such deducted amount from NYC. During the year ended December 31, 2020, the amount we received from NYC was RMB2.4 million. As of December 31, 2020, the unsettled amount due from NYC to us was a negligible amount.

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

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely on dividends distributed by our subsidiaries in Hong Kong, Cayman Islands and the PRC. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. For example, dividend distributions from our PRC subsidiary to us are subject to PRC taxes, including withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax
profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure—We rely on dividends, fees and other distributions paid by our PRC subsidiary and affiliates to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary and affiliates to make payments to us could hinder our ability to conduct our business.”

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

•	a dealer in securities or currencies;

•	a bank or other financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person who acquires his ADSs or ordinary shares pursuant to an employee share option or otherwise as compensation;

•	a person who owns or is deemed to own ADSs or shares representing 10% or more of our vote or value;

•	a U.S. expatriate;

•	an S corporation, partnership or other pass-through entity for United States federal income tax purposes;

•	a person subject to the base erosion and anti-abuse tax;

•	a person required to accelerate recognition of any item of gross income with respect to our ADSs or shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the United States dollar.
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
Passive Foreign Investment Company Rules
Based on the composition of our income and assets, and valuation of our assets, and the market value of our ADSs), we do not believe we were a PFIC for the taxable year ending December 31, 2020, although there can be no assurance in this regard.
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
Although the law in this regard is unclear, we treat our consolidated affiliates as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliates for United States federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the taxable year ending December 31, 2020, the current or any subsequent taxable year.

While we do not believe we were a PFIC for the taxable year ending December 31, 2020, the determination of whether we are a PFIC must be determined on an annual basis. Accordingly, there can be no assurance that we will not be a PFIC in any future taxable years. The determination of whether we are or will become a PFIC will depend on the composition of our income (which may differ from our historical results and current projections) and the assets and value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend on the market value of our ADSs from time-to-time
and may be volatile). Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for any prior taxable year, the current taxable year or future taxable years. The determination of whether we will be or become a PFIC may also depend, in part on how, and how quickly, we use our liquid assets, including cash. Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.
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
F-1
(File Number:
333-225414),
as amended, including the prospectus contained therein, to register our ordinary shares in relation to a follow-on
public offering. We also filed with the SEC related registration statement on Form
F-6
(File Number:
333-220873)
to register the ADSs and registration statements on Form
S-8
(File Number:
333-222775
and
333-248729)
to register our securities to be issued under our 2016 ESOP Plan, 2017 ESOP Plan and 2020 ESOP Plan.

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
We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings (if any) and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information
For a list of our subsidiaries, see Exhibit 8.1 filed with this annual report.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiary, VIE and its subsidiaries in China. Therefore, we have limited exposure to foreign exchange risk for operational activity. However, we have a long term outstanding loan denominated in U.S. Dollars and we do not hedge against currency risk for the repayment of this loan.
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
As of December 31, 2020, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB593.4 million (US$90.9 million). A 10% depreciation of the Renminbi against the U.S. Dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$9.1 million in cash, cash equivalents and restricted cash.

Credit Risk
We are exposed to credit risk from our financial assets, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and restricted cash. As of December 31, 2020, substantially all of our cash and cash equivalents and restricted cash were deposited with financial institutions, which we believe are of high credit quality and continually monitoring the credit worthiness of these financial institutions.
Interest Rate Risk
We are exposed to interest rate risk related to our outstanding long-term loan. The interest rate of the long-term loan was mainly based on the three-month London Interbank Offered Rate and a pre-determined
margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB4.2 million (US$0.7 million) per year based on our debt level as of December 31, 2020.
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
Inflation Risk
Our revenues were generated primarily in China in 2018, 2019 and 2020. Inflation did not have a material impact on our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.1%, 2.9% and 2.9% in 2018, 2019 and 2020, respectively. Although we have not been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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
For the period from the effective date of the registration statement on Form
F-1
to December 31, 2020, we used US$30 million received from the initial public offering and the optional offering and US$45.0 million for repayment of CTBC loan.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”).
Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020 based on the COSO Criteria.
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

	For the Year Ended December 31,
	2019	2020
	(in thousands)
Audit fees (1)	$1,106	$1,143
Tax fees (2)	$15	$—
All other fees (3)	$265	$881

(1)
Audit fees means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Tax fees means the aggregate fees billed in each of the fiscal periods listed for professional tax services rendered by our principal auditors.
(3)
“All other fees” means the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors other than the professional services reported under “audit fees” and “tax fees”. In 2020, the professional services were related to permissible advisory services rendered by our principal auditors.

The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, including audit services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

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

•	the requirement under Rule 5605(d) of the Nasdaq Listing Rules that each compensation committee member must be an Independent Director as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules; and

•	the requirement under Rule 5605(e) of the Nasdaq Listing Rules that each nomination committee member must be an Independent Director as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of RISE Education Cayman Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)

2.3	Form of Deposit Agreement among the registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)

4.1	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.2	2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.3	2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form S-8 (File No. 333-248729) filed publicly with the SEC on September 11, 2020)

4.4	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.5	Form of Employment Agreement with each executive officer of the Registrant (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.6	Amended and Restated License Agreement between Daplon Limited and Rise Education Hong Kong Limited, dated September 28, 2013 and Letter Agreement between Houghton Mifflin Harcourt Publishing Company and Rise IP (Cayman) Limited, dated October 11, 2013 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.7	English translation of Loan Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Peng Zhang, dated November 11, 2016 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.8	English translation of Loan Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Yiding Sun, dated June 8, 2017 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.9	English translation of Call Option Agreement among Rise (Tianjin) Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

Exhibit Number	Description of Document

4.10	English translation of Proxy Agreement among Rise (Tianjin) Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.11	English translation of Equity Pledge Agreement among Rise (Tianjin) Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.12	English translation of Business Cooperation Agreement among Rise (Tianjin) Education Information Consulting Co., Ltd., Peng Zhang, Yiding Sun and Beijing Step Ahead Education Technology Development Co., Ltd., dated June 8, 2017 (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.13	Consulting Service Agreement between Bain Capital Rise Education (HK) Limited and Rise (Tianjin) Education Information Consulting Co., Ltd., dated January 12, 2014 (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.14	Consulting Service Agreement between Bain Capital Rise Education (HK) Limited and Beijing Step Ahead Education Technology Development Co., Ltd., dated January 12, 2014 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.15	English translation of Service Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Beijing Step Ahead Education Technology Development Co., Ltd., dated December 1, 2014 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.16	English translation of form of Comprehensive Service Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.17	Form of License Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of the Beijing Step Ahead Education Technology Development Co., Ltd.’s schools (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

4.18	Consulting Service Agreement between Rise Education International Limited and Rise (Tianjin) Education Information Consulting Co., Ltd. dated June 28, 2019 (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-38235) filed publicly with the SEC on April 17, 2020)

4.19	English translation of Service Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Beijing Step Ahead Education Technology Development Co., Ltd. dated June 28, 2019 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-38235) filed publicly with the SEC on April 17, 2020)

4.20	English translation of License Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Beijing Step Ahead Education Technology Development Co., Ltd. dated June 28, 2019 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-38235) filed publicly with the SEC on April 17, 2020)

4.21	English translation of Consulting Service Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and Beijing Step Ahead Education Technology Development Co., Ltd. dated June 28, 2019 (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-38235) filed publicly with the SEC on April 17, 2020)

4.22	English translation of form of License Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools dated June 28, 2019 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-38235) filed publicly with the SEC on April 17, 2020)

4.23	English translation of form of License Agreement with respect to Management System between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools dated June 28, 2019 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-38235) filed publicly with the SEC on April 17, 2020)

4.24	English translation of form of Service Agreement between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools dated June 28, 2019 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-38235) filed publicly with the SEC on April 17, 2020)

Exhibit Number	Description of Document

4.25	English translation of form of Framework Agreement on Purchase of Teaching Materials between Rise (Tianjin) Education Information Consulting Co., Ltd. and each of Beijing Step Ahead Education Technology Development Co., Ltd.’s schools dated June 28, 2019 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-38235) filed publicly with the SEC on April 17, 2020)

4.26	Deed of Amendment Agreement between RISE Education Cayman I Ltd, RISE Education Cayman III Ltd, Rise IP, Bain Capital Rise Education (HK) Limited, Rise (Tianjin) Education Information Consulting Co., Ltd., Beijing Step Ahead Education Technology Development Co, Ltd., Bain Capital Rise Education IV Cayman Limited, RISE Education Cayman Ltd., CTBC Bank Co., Ltd. and others, dated September 19, 2017 (incorporated by reference to Exhibit 10.17 from our registration statement on Amendment No. 1 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 6, 2017)

4.27	Facilities Agreement among RISE Education Cayman I Ltd, Rise Education International Limited, EDGE Franchising Co., Limited, EDGE Online Co. Limited, RISE IP (Cayman) Limited, CTBC Bank Co., Ltd. and others, dated March 18, 2021 (incorporated by reference to Exhibit 10.1 from our Form 6-K (File No. 001-38235) furnished to the SEC on March 19, 2021)

8.1*	Principal Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

12.1*	Certification by the Group Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Group Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Group Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Fangda Partners regarding certain PRC law matters

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RISE Education Cayman Ltd

By:	/s/ Lihong Wang
Name:	Lihong Wang
Title:	Chairwoman and Chief Executive Officer
Date: April 19, 2021
[Signature Page to
20-F]

RISE EDUCATION CAYMAN LTD

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of RISE Education Cayman Ltd
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of RISE Education Cayman Ltd (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of income/(loss), comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
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
Beijing, the People’s Republic of China
April 19, 2021

RISE EDUCATION CAYMAN LTD
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

		As at December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		999,012	554,620	84,999
Restricted cash		23,813	84,564	12,960
Accounts receivable, net		1,745	2,281	350
Amounts due from related parties	13	191	733	112
Inventories		8,685	7,814	1,198
Prepayments and other current assets	6	51,420	94,556	14,491
Total current assets		1,084,866	744,568	114,110
Non-current assets:
Property and equipment, net	7	137,340	107,537	16,481
Intangible assets, net	8	210,346	185,647	28,452
Long-term investment	2	33,000	—	—
Goodwill	9	665,416	659,255	101,035
Deferred tax assets, net	12	11,026	34,241	5,248
Other non-current assets		49,638	55,853	8,560
Operating lease right-of-use assets	2	610,323	639,304	97,977
Total non-current assets		1,717,089	1,681,837	257,753
Total assets		2,801,955	2,426,405	371,863
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including current liabilities of the variable interest entity (“VIE”) without recourse to the Company amounting to RMB1,013,260 and RMB882,038 (US$135,178) as of December 31, 2019 and 2020, respectively):

Current portion of long-term loan	11	134,015	226,744	34,750
Accounts payable		7,553	11,028	1,690
Accrued expenses and other current liabilities	10	202,808	164,193	25,164
Deferred revenue and customer advances	5	716,637	563,736	86,396
Income taxes payable	12	14,594	5,556	851
Current portion of operating lease liabilities	2	157,911	197,098	30,207
Total current liabilities		1,233,518	1,168,355	179,058

The accompanying notes are an integral part of the consolidated financial statements
.

RISE EDUCATION CAYMAN LTD
CONSOLIDATED BALANCE SHEETS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

		As at December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
Non-current liabilities (including non-current liabilities of the VIE without recourse to the Company amounting to RMB512,827 and RMB499,092 (US$76,489) as of December 31, 2019 and 2020, respectively)
Long-term loan	11	370,163	191,397	29,333
Deferred revenue and customer advances	5	39,397	38,204	5,855
Operating lease liabilities	2	464,304	452,485	69,346
Deferred tax liabilities, net	12	31,116	24,011	3,680
Other non-current liabilities	12	39,156	50,447	7,732
Total non-current liabilities		944,136	756,544	115,946
Total liabilities		2,177,654	1,924,899	295,004
Commitments and contingencies	17	—	—	—
Shareholders’ equity:
Ordinary shares (US$0.01 par value; 200,000,000 and 200,000,000 shares authorized, 112,755,320 and 112,951,232 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		6,946	6,959	1,067
Additional paid-in capital		583,262	603,173	92,440
Statutory reserves	14	104,830	105,357	16,147
Accumulated deficit		(127,059)	(260,019)	(39,850)
Accumulated other comprehensive income	18	40,917	39,642	6,075
Total RISE Education Cayman Ltd shareholders’ equity		608,896	495,112	75,879
Non-controlling interests		15,405	6,394	980
Total equity		624,301	501,506	76,859
Total liabilities, non-controlling interests and shareholders’ equity		2,801,955	2,426,405	371,863
The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF INCOME/(LOSS)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

		For the years ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Revenues	5	1,271,888	1,529,447	958,467	146,891
Cost of revenues		(576,530)	(694,693)	(602,934)	(92,403)
Gross profit		695,358	834,754	355,533	54,488
Operating expenses:
Selling and marketing		(245,662)	(307,339)	(233,687)	(35,814)
General and administrative		(242,084)	(304,626)	(260,239)	(39,884)
Total operating expenses		(487,746)	(611,965)	(493,926)	(75,698)
Operating income/(loss)		207,612	222,789	(138,393)	(21,210)
Interest income		26,376	17,952	15,091	2,313
Interest expense		(33,803)	(34,093)	(23,611)	(3,619)
Foreign currency exchange loss		(1,383)	(1,506)	(187)	(29)
Other income, net		15,397	10,115	26,961	4,132
Impairment loss of long-term investment	2	—	—	(37,000)	(5,670)
Income/(loss) before income tax expense		214,199	215,257	(157,139)	(24,083)
Income tax (expense)/benefit	12	(71,763)	(70,697)	15,695	2,406
Net income/(loss)		142,436	144,560	(141,444)	(21,677)
Add: Net loss attributable to non-controlling interests		522	3,540	9,011	1,381
Net income/(loss) attributable to RISE Education Cayman Ltd		142,958	148,100	(132,433)	(20,296)
Net income/(loss) per share:
Basic	15	1.26	1.31	(1.17)	(0.18)
Diluted	15	1.23	1.29	(1.17)	(0.18)
Net income/(loss) per ADS (1 ADS represents 2 ordinary shares):
Basic	15	2.51	2.62	(2.35)	(0.36)
Diluted	15	2.47	2.59	(2.35)	(0.36)
Shares used in net income/(loss) per share computation
Basic	15	113,812,182	113,187,721	112,813,031	112,813,031
Diluted	15	115,881,867	114,464,108	112,813,031	112,813,031
The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income/(loss)	142,436	144,560	(141,444)	(21,677)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	2,419	(1,542)	(1,275)	(196)
Other comprehensive income/(loss)	2,419	(1,542)	(1,275)	(196)
Comprehensive income/(loss)	144,855	143,018	(142,719)	(21,873)
Add: comprehensive loss attributable to non-controlling interests	522	3,540	9,011	1,381
Comprehensive income/(loss) attributable to RISE Education Cayman Ltd	145,377	146,558	(133,708)	(20,492)
The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share data and ADS data and per share and per ADS data)

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

	Ordinary shares (Number)	Ordinary Shares (Amount)	Additional paid-in capital	Treasury Shares	Statutory reserves	Accumulated deficit	Accumulative other comprehensive income/(loss)	Total RISE Education Cayman Ltd shareholder’s equity	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2019	113,779,244	7,074	600,011	(23,460)	78,345	(248,674)	42,459	455,755	(14,921)	440,834
Net income	—	—	—	—	—	148,100	—	148,100	(3,540)	144,560
Acquisition of subsidiary (Note 4)	—	—	—	—	—	—	—	—	33,866	33,866
Share-based compensation (Note 16)	—	—	47,889	—	—	—	—	47,889	—	47,889
Issuances in relation to share option exercise	468,384	32	4,615	—	—	—	—	4,647	—	4,647
Other comprehensive income	—	—	—	—	—	—	(1,542)	(1,542)	—	(1,542)
Repurchase of ordinary shares*	(1,492,308)	—	—	(45,953)	—	—	—	(45,953)	—	(45,953)
Retirement of treasury shares*		(160)	(69,253)	69,413	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	26,485	(26,485)	—	—	—	—
Balance at December 31, 2019	112,755,320	6,946	583,262	—	104,830	(127,059)	40,917	608,896	15,405	624,301

Net loss	—	—	—	—	—	(132,433)	—	(132,433)	(9,011)	(141,444)
Share-based compensation (Note 16)	—	—	17,999	—	—	—	—	17,999	—	17,999
Issuances in relation to share option exercise	195,912	13	1,912	—	—	—	—	1,925	—	1,925
Other comprehensive income	—	—	—	—	—	—	(1,275)	(1,275)	—	(1,275)
Appropriation of statutory reserves	—	—	—	—	527	(527)	—	—	—	—
Balance at December 31, 2020	112,951,232	6,959	603,173	—	105,357	(260,019)	39,642	495,112	6,394	501,506
Balance at December 31, 2020 (US$)	112,951,232	1,067	92,440	—	16,147	(39,850)	6,075	75,879	980	76,859

*
In November 2018, the Board of Directors approved share repurchase program to purchase up to US$30,000 of the Company’s ordinary shares. As of December 31, 2019, pursuant to the share repurchase program, the Company repurchased 1,158,741 outstanding ADS representing 2,317,482 outstanding ordinary shares for an aggregated purchase price of RMB69,413. All shares repurchased were retired as of December 31, 2019 (Note 2).

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	142,436	144,560	(141,444)	(21,677)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation and amortization expenses	58,225	70,021	84,249	12,912
Share-based compensation	18,631	47,889	17,999	2,758
(Gain)/loss on disposal of equipment	(94)	(7)	91	14
Amortization of debt issuance cost	8,225	7,639	6,299	965
Deferred income tax expense/(benefit)	6,740	6,475	(31,149)	(4,774)
Impairment loss of long-term investment	—	—	37,000	5,670
Changes in operating assets and liabilities:
Prepayments and other current assets	(29,839)	13,547	2,819	432
Accounts receivable, net	112	706	(647)	(99)
Amounts due from related parties	6,277	—	(552)	(85)
Inventories	(3,415)	3,104	871	133
Accounts payable	2,385	(873)	3,475	533
Accrued expenses and other current liabilities	8,308	(5,595)	(24,145)	(3,700)
Income taxes payable	4,242	(11,698)	(8,780)	(1,346)
Deferred revenue and customer advances	181,828	(331,657)	(156,732)	(24,020)
Due to a related party	(20,000)	—	—	—
Other non-current assets	(9,479)	6,363	(3,213)	(492)
Other non-current liabilities	5,452	(2,220)	9,730	1,491
Operating lease right-of-use assets	—	(610,323)	(28,981)	(4,441)
Current portion of operating lease liabilities	—	157,911	39,187	6,006
Operating lease liabilities	—	464,304	(11,819)	(1,811)
Net cash generated from/(used in) operating activities	380,034	(39,854)	(205,742)	(31,531)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of equipment	100	7	73	11
Purchase of property and equipment	(65,210)	(50,849)	(23,876)	(3,659)
Purchase of intangible assets	(8,780)	(11,592)	(13,075)	(2,004)
Purchase of short-term investments	(405,000)	(300,000)	(568,000)	(169,042)
Proceeds from maturity of short-term investments	405,000	300,000	568,000	169,042
Acquisition of subsidiaries, net of cash acquired	(18,076)	(16,782)	(19,904)	(3,050)
Purchase of long-term investment	—	(33,000)	(4,000)	(613)
Business acquisition advance payment	(8,909)	(2,500)	(3,000)	(460)
Short-term loan to franchisees (Note 6)	—	—	(48,000)	(7,356)
Loans to a related party	(150,000)	(100,000)	—	—
Repayment of loans to a related party	150,000	100,000	—	—
Net cash used in investing activities	(100,875)	(114,716)	(111,782)	(17,131)

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Principal repayments on loans	(75,924)	(97,332)	(62,599)	(9,594)
Repurchase of ordinary shares	(21,367)	(48,047)	—	—
Proceeds from exercise of share options	39,985	4,647	1,925	295
Net cash used in from financing activities	(57,306)	(140,732)	(60,674)	(9,299)
Effects of exchange rate changes	10,037	1,342	(5,443)	(835)
Net increase/(decrease) in cash, cash equivalents and restricted cash	231,890	(293,960)	(383,641)	(58,796)
Cash, cash equivalents and restricted cash at beginning of year	1,084,895	1,316,785	1,022,825	156,755
Cash, cash equivalents and restricted cash at end of year	1,316,785	1,022,825	639,184	97,959
Supplemental disclosures of cash flow information:
Cash and cash equivalents	1,288,080	999,012	554,620	84,999
Restricted cash	28,705	23,813	84,564	12,960
Income taxes paid	(55,326)	(67,078)	(13,945)	(2,137)
Interest expense paid	(26,707)	(27,390)	(16,117)	(2,470)
Non-cash investing activities:
Purchase of property and equipment included in accrued expenses and other current liabilities	(8,298)	(10,771)	(10,612)	(1,626)
Consideration for business acquisitions included in accrued expenses and other current liabilities	2,000	18,075	1,750	268
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
As of December 31, 2020, details of the Company’s principal subsidiaries, the VIE and the VIE’s subsidiaries and schools are as follows:

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activity
Subsidiaries of the Company:
RISE Education Cayman III Ltd (“Cayman III”)	July 29, 2013	Cayman Islands	100%	Investment holding
RISE Education Cayman I Ltd (“Cayman”)	June 19, 2013	Cayman Islands	100%	Investment holding
Rise IP (Cayman) Limited (“Rise IP”)	July 24, 2013	Cayman Islands	100%	Educational consulting
Edge Franchising Co., Limited (“Edge Franchising”)	March 16, 2016	Hong Kong	100%	Educational consulting
Rise Education International Limited (“Rise HK”)	June 24, 2013	Hong Kong	100%	Educational consulting
Edge Online Co., Limited	April 1, 2018	Hong Kong	100%	Educational consulting
Rise (Tianjin) Education Information Consulting Co., Ltd. (“Rise Tianjin” or “WFOE”)	August 12, 2013	PRC	100%	Educational consulting, Sale of course materials, study tour service
VIE:
Beijing Step Ahead Education Technology Development Co., Ltd.	January 2, 2008	PRC	—	Educational consulting
VIE’s subsidiaries and schools:
Beijing Haidian District Step Ahead Training School	September 18, 2008	PRC	—	Language education

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activity
Beijing Shijingshan District Step Ahead Training School	July 14, 2009	PRC	—	Language education
Beijing Changping District Step Ahead Training School	July 3, 2009	PRC	—	Language education
Beijing Chaoyang District Step Ahead Training School	July 20, 2009	PRC	—	Language education
Beijing Xicheng District RISE Immersion Subject English Training School	February 5, 2010	PRC	—	Language education
Beijing Dongcheng District RISE Immersion Subject English Training School	July 30, 2010	PRC	—	Language education
Beijing Tongzhou District RISE Immersion Subject English Training School	April 19, 2011	PRC	—	Language education
Beijing Daxing District RISE Immersion Subject English Training School	March 31, 2013	PRC	—	Language education
Beijing Fengtai District RISE Immersion Subject English Training School	February 28, 2012	PRC	—	Language education
Beijing RISE Immersion Subject English Training School Co., Ltd.	October 26, 2018	PRC	—	Language education
Beijing Step Ahead Rise Education Technology Co., Ltd.	December 11, 2019	PRC	—	Language education
Beijing Huairou Ruida Education Training School	January 19, 2018	PRC		Language education
Shanghai Boyu Investment Management Co., Ltd.	January 29, 2012	PRC	—	Language education
Shanghai Riverdeep Education Information Consulting Co., Ltd.	March 8, 2010	PRC	—	Educational consulting services
Shanghai Ruiaidisi English Training School Co., Ltd.	August 5, 2019	PRC	—	Language education
Kunshan Ruiaidisi Education Technology Co., Ltd.	July 30, 2019	PRC	—	Language education
Guangzhou Ruisi Education Technology Development Co., Ltd.	August 17, 2012	PRC	—	Training services
Guangzhou Yuexiu District RISE Immersion Subject English Training School	April 29, 2014	PRC	—	Language education
Guangzhou Haizhu District RISE Immersion Subject English Training School-Chigang	December 8, 2014	PRC	—	Language education
Guangzhou Tianhe District RISE Immersion Subject English Training School	July 11, 2017	PRC	—	Language education
Guangzhou Liwan District Rise Education Training Center Co., Ltd.	November 25, 2019	PRC	—	Language education
Guangzhou Tianhe District Ruisi Education Consulting Co., Ltd.	July 11, 2017	PRC	—	Language education
Foshan Nanhai District Step Ahead Education Consulting Co., Ltd.	January 21, 2020	PRC	—	Language education
Shenzhen Mei Ruisi Education Management Co., Ltd.	February 28, 2014	PRC	—	Training services
Shenzhen Futian District Rise Training Center	January 8, 2015	PRC	—	Language education
Shenzhen Nanshan District Rise Training Center	May 26, 2015	PRC	—	Language education
Shenzhen Luohu District Rise Education Training Center	August 3, 2017	PRC	—	Language education
Shenzhen Longhua District Minzhi Rise Training Center	May 27, 2020	PRC	—	Language education
Wuxi Rise Foreign Language Training Co., Ltd.	June 5, 2013	PRC	—	Training services
Wuxi Ruiying English Training Center Co., Ltd.	June 10, 2019	PRC	—	Language education
Ruisixing (Tianjin) Travel Services Co., Ltd.	July 3, 2018	PRC	—	Traveling services
Hebei Camphor Tree Information Technology Co., Ltd.	November 5, 2015	PRC	—	Investment holding
Shijiazhuang Forest Rock Education Technology Co., Ltd.	August 28, 2018	PRC	—	Investment holding
Shijiazhuang Xinhua District Oriental Red American Education Training School	November 14, 2019	PRC	—	Language education
Shijiazhuang Xinhua District Zhuoshuo Training School Co., Ltd.	December 13, 2019	PRC	—	Language education
Shijiazhuang Yuhua District Ai Ruisi Education Training School	February 1, 2019	PRC	—	Language education
Shijiazhuang Yuhua District Oriental Red Education Training School	February 1, 2019	PRC	—	Language education
Shijiazhuang Chang’an District Jinshuo Culture Education Training School Co., Ltd.	April 1, 2019	PRC	—	Language education
Shijiazhuang Qiaoxi District Deshuo Training School Co., Ltd.	August 27, 2020	PRC	—	Language education
Shijiazhuang Yuhua District Boshuo Training School Co., Ltd.	January 2, 2020	PRC	—	Language education

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
Business Cooperation Agreement.
Pursuant to the Business Cooperation Agreement entered into among the WFOE, the VIE and the Nominee Shareholders, the VIE and Nominee Shareholders must appoint candidates designated by the WFOE as the VIE’s board of directors and senior executives of the VIEs. In addition, without the prior written consent of WFOE, the VIE and Nominee Shareholders cannot carry out the following activities: (i) increase or decrease the registered capital of the VIEs; (ii) sell or dispose any assets or rights except in the ordinary course of business; (iii) open any new school; (iv) appoint or remove any management director, supervisor or senior executive; (v) enter into any transaction with its shareholders, directors or senior management; (vi) distribute any profits or other payments to its shareholders; (vii) amend its articles of association; (viii) provide any loans to any third parties; (ix) provide security or any other guarantee, (x) pledge or other rights and interests on any of its assets to third parties; or (xi) engage in any transaction that may materially affect their assets, obligations, rights or operations. The agreement has an initial term of ten years, which will be automatically extended for a successive ten-year
term upon expiration. Neither the VIE nor the Nominee Shareholders may unilaterally terminate this agreement. In June 2017, the agreement was supplemented such that the WFOE has the right to determine and adjust any service fees charged to the VIE at its sole discretion, effective from January 1, 2014.

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
The Consulting Service Agreement between Rise HK and the VIE in 2014 was terminated in June 2019 and was replaced by a new consulting service agreement between WFOE and the VIE. Besides aforementioned contract parties’ change, no material terms or conditions were changed or altered. Therefore, there was no impact to the Company’s effective control over the VIE and the Company continued to consolidate the VIE.
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
F-1
4

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

Comprehensive Services Agreements and License Agreements were terminated as of June 28, 2019, and replaced with a License Agreement, a License Agreement with respect to the business management system, a Service Agreement and a Framework Agreement for the purchase of teaching materials by the VIE’s schools from the WFOE dated as of the same date. Under these 2019 agreements, the WFOE continues to (i) authorize these schools to use the Group’s courseware and trademarks as well as the business management system developed by the WFOE, (ii) provide certain services, including services with respect to academic support, branding, marketing and promotion support, customer service support and administrative support, to these schools, and (iii) sell the Group’s teaching materials to these schools at agreed upon prices. Each of the schools is required to pay royalties and service fees to the WFOE for the licenses and services provided by the WFOE. The initial term of each of these agreements is five years, renewable for another five years automatically unless the parties terminate this agreement in writing. The schools are required to pay royalties to the WFOE, which may be adjusted at the WFOE’s sole discretion. No material terms or conditions were changed or altered. Therefore, there was no impact to the Company’s effective control over the VIE and the Company continued to consolidate the VIE.
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

F-1
5

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

The following financial statement balances and amounts of the VIEs were included in the accompanying consolidated financial statements:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Cash and cash equivalents	742,402	339,018	51,957
Restricted cas h	13,705	4,369	670
Accounts receivable, net	852	1,679	257
Inventories	3,455	2,223	341
Prepayments and other current assets	36,983	72,413	11,098
Amounts due from the Group’s subsidiaries	14,916	4,577	701
Total current assets	812,313	424,279	65,024
Property and equipment, net	127,589	100,099	15,341
Intangible assets, net	19,031	14,511	2,224
Long-term investment	33,000	—	—
Goodwill	316,334	328,290	50,313
Deferred tax assets, net	7,567	26,812	4,109
Other non-current assets	47,945	54,688	8,381
Operating lease right-of-use assets	575,229	609,972	93,482
Total non-current assets	1,126,695	1,134,372	173,850
Total assets	1,939,008	1,558,651	238,874
Accounts payable	6,639	8,036	1,231
Accrued expenses and other liabilities	155,709	130,035	19,929
Deferred revenue and customer advances	690,273	552,911	84,737
Income taxes payable	7,391	1,884	289
Amounts due to the Group’s subsidiaries	119,593	2,257	346
Current portion of operating lease liabilities	153,248	189,172	28,992
Total current liabilities	1,132,853	884,295	135,524
Deferred revenue and customer advances	35,527	33,572	5,145
Operating lease liabilities	433,874	430,204	65,932
Deferred tax liabilities, net	5,431	3,560	546
Other non-current liabilities	37,995	31,756	4,866
Total non-current liabilities	512,827	499,092	76,489
Total liabilities	1,645,680	1,383,387	212,013

	For the Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues	1,175,618	1,443,373	918,696	140,796
Net income/(loss)	85,753	74,633	(129,814)	(19,895)
Net cash generated from/(used in) operating activities	368,546	(102,228)	(364,015)	(55,788)
Net cash used in investing activities	(72,695)	(102,734)	(48,705)	(7,464)

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The VIE arrangements (Continued)

The revenue-producing assets that are held by the VIEs comprise of property and equipment, student base and franchise agreements and operating lease right-of-use
assets. The VIEs contributed an aggregate of 92%, 94% and 96% of the consolidated revenues for the years ended December 31, 2018, 2019 and 2020, respectively, after elimination of inter-company transactions.
As of December 31, 2020, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company. The Company did not provide nor intend to provide financial or other support not previously contractually required to the VIEs during the years presented.
Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its paid-in
capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.
Impact of COVID-19
The Group’s operations have been negatively affected by the COVID-19 pandemic mainly because during the first three quarters of 2020, learning centers were temporarily closed for a ma
j
ority of the period due to government regulations to contain the pandemic. As coronavirus containment measures proved effective in China, coupled with strong fiscal support to industry sectors and individuals that were hard hit by the
COVID-19,
social and economic activity in the PRC have gradually recovered starting from the second quarter of 2020. Hence, local restrictions were eased in the third quarter, and almost all the Group’s learning centers resumed normal operations in the fourth quarter.
In response to this challenging new environment, the Group proactively implemented measures throughout the year to stabilize its business by controlling costs and adjusting capital expenditure and to enhance liquidity capabilities to preserve cash. At the same time, the Group continued to upgrade its online platform for learning, teaching and training, and the Group is well prepared to mitigate risks and manage operational flexibility by leveraging on its recent experience. However, there are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the government measures to contain the spread of COVID-19, especially on offline education industry due to the prolonged impact of COVID-19. As a result, certain of the Group’s estimates and assumptions, including long-lived assets subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

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

2.	SIGNIFICANT ACCOUNTING POLICIES
Going concern
The Group has adopted ASC
205-40,
Presentation of Financial Statements—Going Concern, which requires that management evaluate whether there are relevant conditions and events that, in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern and to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued.
The Group’s consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements. As of December 31, 2020, the Group had an accumulated deficit of RMB260,019
and net current liabilities
of
RMB423,787. The Group incurred net loss of RMB132,433
,

and used net cash from operating activities of RMB205,742, for the year ended December 31, 2020. The Group has primarily funded these losses through revenue generated from customers. As of December 31, 2020, the Group had
RMB554,620
of cash and cash equivale
nts
on hand.
On March 18, 2021, the Group entered into a loan facility agreement with CTBC Bank Co., Ltd. for an aggregate amount of US$80,000 consisting of
 a five-year

term loan facility
 of US$65,000
and a revolving credit facility of

US$15,000

(collectively, the “Facility”). The Facility can and will be used to repay its existing loans and fund working capital needs. In addition, the Group is implementing a cost reduction plan, which includes deferral of capital expenditures and reduction of administrative expenses, to enhance liquidity capabilities. At the same time, the Group continued to upgrade and transform Rise+, a proprietary learning management system with easy online access, into a nation-wide open and interactive technology platform for learning, teaching and training. The Group successfully delivered its first online small group class through its Rise+ platform in March 2020, which has demonstrated the Group’s digital capabilities and built a solid infrastructure for the transformation of its business into an Online-Merge-Offline (“OMO”) model.
Based on the above considerations, management believes that the going concern basis of preparation is supported. Therefore, the consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.
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
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include valuation allowance for deferred tax assets, uncertain tax positions, the initial valuation of the assets acquired and liabilities assumed and noncontrolling interest in a business combination, fair values of certain debt and equity investments, economic lives and impairment of long-lived assets, impairment of goodwill, standalone selling prices of performance obligations of revenue contracts, accounts receivable and contract assets allowances, measurement of right-of-use
assets and lease liabilities and share-based compensation. Actual results could differ from those estimates.
Convenience translation
Amounts in the United States Dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.5250 per US$1.00 on December 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

F-
18

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
Restricted cash
Restricted cash primarily represents deposits held in a designated bank account as security for the interest and principal payments within one year on the Group’s long-term loan; and deposits restricted as to withdrawal or use under government regulations.
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

F-
19

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
The Group makes a qualitative assessment of whether the equity investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group has to recognize an impairment loss in the consolidated statements of income/(loss) equal to the difference between the carrying value and fair value. As stipulated in the investment agreement, the Group contributed an additional RMB4,000 to the equity investee in 2020. As of December 31, 2020, the Group concluded that there was an impairment of the long-term investment mainly due to forecasted continuing operational losses of the equity investment. Hence, the Group recognized an impairment charge of RMB37,000 (US$5,670). There were also no unrealized gains (upward adjustments) or losses (downward adjustments), excluding impairment resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer during the periods presented.
Inventories
Inventories are finished goods and mainly comprised of textbooks and other educational study tools (“course materials”). Course materials are stated at the lower of cost or market. Cost is determined using the weighted average cost method. As of December 31, 2019 and 2020, the Group did not have any provision for inventories.
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

F-2
0

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment reporting
In accordance with ASC 280,
Segment Reporting
, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the Chief Executive Officer of the Group, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports. Substantially all of the Group’s revenues for the years ended December 31, 2018, 2019 and 2020 were generated from the PRC. As of December 31, 2019 and 2020, a majority of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.
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
Goodwill
The Group assesses goodwill for impairment in accordance with ASC
350-20,
Intangibles—Goodwill and Other: Goodwill
(“ASC
350-20”),
which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
There was only one reporting unit (that also represented the operating segment) as of December 31, 2019 and 2020, respectively. Goodwill was allocated to the one reporting unit as of December 31, 2019 and 2020, respectively (Note 9). The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step
test in accordance with ASC
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

Category	Estimated Useful Life
Courseware license	15 years
Franchise agreements	2.5-3 years
Student base	3-5 years
Trademarks	10-15 years
Purchased software	3- 5 years
Licensed copyright	The shorter of contractual terms or estimated useful lives of the assets
Teaching course materials	10 years

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
Impairment of long-lived assets other than goodwill
The Group evaluates its long-lived assets, including fixed assets, intangible assets and operating lease right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. As of December 31, 2020, there was a full impairment of RMB1,223 (US$187)
for a purchased software as the Group decided such software do not satisfy its current need and cannot accommodate the Group’s future strategy and thus the Group cannot benefit from existing implementation work nor re-sell/sublicense the license or work to others, which was recorded in other income, net.

Business Combinations
The Group accounts for business combinations using the purchase method of accounting in accordance with ASC 805,
Business Combinations
. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.
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

F-2
2

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition
On January 1, 2018, the Group adopted ASC 606,
Revenue from contracts with customers
(“ASC 606”) utilizing the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018 and the following years were presented in accordance with ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continued to be presented in accordance with ASC 605,
Revenue Recognition.
The cumulative effect of adopting ASC 606 resulted in an adjustment to increase the opening balance of accumulated deficit on January 1, 2018 by RMB44,122, with the impact related to the recognition of initial franchise fees. The Group’s accounting policy before January 1, 2018 was to recognize initial franchise fees when franchisees commence operations under the RISE brand or upon the renewal of the franchise agreements. In accordance with ASC 606, the initial franchise services are not distinct from the continuing rights or services offered during the term of the franchise agreement, and will therefore, be treated as a single performance obligation. Therefore, initial franchise fees should be recognized over the franchise term, which is generally five years under ASC 606
.
The Group’s revenue recognition policies following the adoption of ASC 606 are as follows:
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

F-2
3

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
Course fees are collected in full in advance of the commencement of each course and each course comprises of a fixed amount of classes. The Group uses the student’s daily attendance records of both offline and online courses, an output measure, to recognize revenue over time as it best depicts the simultaneous consumption and delivery of educational program services. Students are allowed to return course materials if they are unused. However, once the student attends the first class of the respective course, course materials cannot be returned. Therefore, revenue associated with distinct course materials is recognized at the point in time when control transfers to the student, generally when the student attends the first class of the respective course.
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
To be consistent with our management reporting framework, revenues from educational programs include revenues generated by The Edge starting from the first quarter of 2019 and revenues generated from
Can-Talk
starting from the first quarter of 2020. Revenues from educational programs in previous years have been adjusted to take this into account. (Note 5). The Edge offers admission consulting, academic tutoring and test preparation services for students who intend to study abroad and each service represents an individual performance obligation. For admission consulting services, the Group uses the input method by reference to the consulting hours incurred up to the end of reporting period as a percentage of total estimated hours to recognize revenue over a fixed contract period, which best depicts the Group’s efforts toward satisfying the performance obligation relative to the total expected efforts. For academic tutoring and test preparation services, the Group use students’ attendance records, an output measure, to recognize revenue over time as it best depicts the simultaneous consumption and delivery of such services.

F-2
4

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Franchise revenues
Franchise revenues includes
non-refundable
initial franchise fees and the recurring franchise fees from its franchisees. The initial franchise services to be performed under the franchise agreements to earn the initial franchise fees comprise of (i) authorizing franchisees to use the RISE brand and the Group’s courseware, and (ii) initial setup services, including assisting with site selection and marketing strategy, training of franchisee management and teachers. The Group’s franchise agreements do not include guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises from franchisees. In accordance with the new revenue recognition standard, the initial franchise services are not distinct from the continuing rights offered during the term of the franchise agreement and will therefore be treated as a single performance obligation. As such, beginning in January 2018, initial franchise fees are deferred and recorded as “deferred revenue and customer advances”, and are recognized over the franchise term as the performance obligation is satisfied, which is generally five years. The Group also receives sales-based recurring franchise fees from its franchisees, which include a fixed percentage of the franchisees’ course fees and proceeds from the sale of related course materials. The recurring franchise fees are recognized at the time the underlying franchisees’ sale of services occur
.

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
Advertising expenditures
Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of (loss)/income. For the years ended December 31, 2018, 2019 and 2020, advertising expenses were approximately RMB136,323, RMB177,378 and RMB124,090 (US$19,018
)
, respectively.
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

F-2
5

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (Continued)

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The ROU assets also include any lease payments made, net of lease incentives. Lease expense is recorded on a straight-line basis over the lease term. On April 10, 2020, the FASB issued guidance for lease concessions provided to lessees in response to the effects of COVID-19. Such guidance allows lessees to make an election not to evaluate whether a lease concession provided by a lessor should be accounted for as a lease modification, in the event the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. Such concessions would be recorded as negative lease expense in the period of relief. The Group elected this practical expedient in accounting for lease concessions provided for certain of the Group’s learning center agreements.
Upon adoption of ASC 842, the Group recognized ROU assets
of RMB601,610 and total lease liabilities (including current and non-current)
RMB610,500 for operating leases as of January 1, 2019. The impact of adopting ASC 842 on the Group’s opening retained earnings, current year net income and current year cash flow was insignificant. As of December 31, 2020, the Group recognized operating lease ROU assets of RMB639,304 (US$97,977
)
and total lease liabilities RMB649,583 (US$99,553
)
, including current portion of RMB197,098 (US$30,207
)
for operating leases.
The Group’s operating leases mainly related to offices and classroom facilities.
The components of operating lease costs were as follows:

	For the year ended December 31, 2020
	RMB	US$
Operating Lease Costs:
Fixed	206,874	31,705
Short-term	5,087	780
Total (1)	211,961	32,485

(1)	Variable operating lease cost was immaterial for the year ended December 31, 2020.
Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31, 2020
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:	203,950	31,257
Right-of-use assets obtained in exchange for lease obligations:	237,022	36,325
The aggregate future lease payments for operating leases as of December 31, 2020 were as follows:

	RMB	US$
2021	201,449	30,873
2022	181,642	27,838
2023	143,650	22,015
2024	90,348	13,846
2025	48,336	7,408
Thereafter	59,223	9,076
Total lease payments	724,648	111,056
Less: Imputed interest	75,065	11,503
Present value of lease liabilities	649,583	99,553
As of December 31, 2020, the weighted average remaining lease term was 5.1 years and weighted average discount rate was 4.51% for the Group’s operating leases.

F-
26

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income/(loss) per share
In accordance with ASC 260,
Earnings Per Share
, basic (loss)/income per share is computed by dividing net (loss)/income attributable to the Company by the weighted average number of ordinary shares outstanding during the period. Diluted (loss)/income per share is calculated by dividing net (loss)/income attributable to the Company as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Share options with market conditions, performance conditions, or any combination thereof, are considered contingently issuable shares and are included in the computation of diluted (loss)/income per share to the extent that market and performance conditions are met such that the share options are exercisable at the end of the reporting period, assuming it was the end of the contingency period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary equivalent shares are excluded from the computation of diluted per share if their effects would be anti-dilutive.
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

F-
27

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
The Group uses the accelerated method for all awards granted with graded vesting service conditions, and the straight-line method for awards granted with non-graded
vesting service conditions. The Group accounts for forfeitures as they occur. The Group, with the assistance of an independent valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model and Monte Carlo simulation model were applied in determining the estimated fair value of the options granted to employees.
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

F-
28

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other income, net
The Group’s depositary bank of its American depositary receipt (“ADR”) program may make contributions to the Group provided certain conditions are met. For the years ended December 31, 2018, 2019 and 2020, the Group received RMB10,960, nil and nil from the depository bank, and recognized as RMB10,960, nil
and
nil
as other income, net of the consolidated statements of (loss)/income.
Comprehensive income/(loss)
Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220,
Comprehensive Income
, requires that all items that are required to be recognized under current accounting standards as components of comprehensive (loss)/income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive (loss)/income includes net (loss)/income and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive (loss)/income.
Employee benefit expenses
All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of, RMB87,544, RMB107,747 and RMB81,300 (US$12,460
)
for the years ended December 31, 2018, 2019 and 2020, respectively.
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

Recent accounting pronouncements
In December 2019, the FASB issued ASU
2019-12,
“
Income Tax (Topic 740): Simplifying the Accounting for Income Taxes
”. This guidance removes certain exceptions to the general principles of ASC 740 and simplifies several other areas. For public business entities, the guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15,2020. The Group is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosure.

F-
29

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

3.	CONCENTRATION OF RISKS
Business, customer, political, social and economic risks
The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be also adversely affected by significant political, economic and social uncertainties in the PRC. No single customer or supplier accounted for more than 10% of revenue or costs of revenues for the each of three years in the period ended December 31, 2020.
Concentration of credit risk
Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, and restricted cash. As of December 31, 2020, substantially all of the Group’s cash and cash equivalents, and restricted cash were deposited with financial institutions with high-credit ratings and quality.
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
Interest rate risk
The Group is exposed to interest rate risk related to its outstanding long-term loan (Note 11). The interest rate of the long-term loan was mainly based on the three month London Interbank Offered Rate and a pre-determined
margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB4,241 (US$650) per year based on the Group’s debt level at December 31, 2020.
Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was appreciation of 5.7% and 1.3% and depreciation of 6.3% during the years ended December 31, 2018, 2019 and 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
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
Currency convertibility risk
The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Group’s cash and cash equivalents, and restricted cash denominated in RMB amounted to RMB593,418 (US$90,945) as of December 31, 2020.

F-3
0

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

4.	BUSINESS COMBINATION
Shijiazhuang
On July 1, 2019, the Group acquired a 51%
equity interest in 7 learning centers in Shijiazhuang certain fixed assets, student contracts and key employees of the educational consulting business from a franchisee of the Group. The acquisition is expected to complement the Group’s existing business and achieve significant synergies.
Total consideration was RMB44,061 in cash, which was fully paid as of December 31, 2020.
The Group has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of July 1, 2019, the date of acquisition:

RMB
Purchase consideration	44,061
Net assets acquired, excluding intangible assets and the related deferred tax liabilities	(83,813)
Intangible assets	15,800
Student base	15,800
Deferred tax liabilities	(4,742)
Non-controlling interest	(33,866)
Goodwill	150,682
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
The Group recognized RMB83 and RMB347 (US$53) of acquisition related costs which were included in general and administrative expenses for the years ended December 31, 2019 and 2020, respectively.

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

	For the year ended December 31, 2019
	pro forma (unaudited)	As reported
	RMB	RMB
Revenues	1,555,302	1,529,447
Net income	152,669	148,100

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

4.	BUSINESS COMBINATION (Continued)
Changping
On November 1, 2019, the Group acquired certain fixed assets, intellectual properties, material contracts and key employees of a franchised learning center in Changping (“Changping”) from a franchisee of the Group for a total cash consideration of RMB12,669 (US$1,820), of which RMB1,050 (US$161) was unpaid as of December 31, 2020.
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
Huairou
On July 1, 2020, the Group acquired certain fixed assets, intellectual properties, material contracts and key employees of a franchised learning center in Huairou (“Huairou”) from a franchisee of the Group for a total cash consideration of RMB8,075 (US$1,238), of which RMB700 (US$107) was unpaid as of December 31, 2020.
Identifiable intangible assets acquired include student base of RMB3,000 (US$460). Goodwill recognized on the acquisition date is not tax deductible and amounted to RMB11,956 (US$1,832); and represents the expected synergies from combining the operations of Huairou and the Group, which does not qualify for separate recognition.
The actual results of operation after the acquisition date and pro-forma
results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant.

5.	REVENUES

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Educational programs (a)	1,102,254	1,332,372	872,877	133,774
Franchise revenues (b)	125,341	156,509	82,084	12,580
Others	44,293	40,566	3,506	537
	1,271,888	1,529,447	958,467	146,891

(a)
To be consistent with our management reporting framework, revenues from educational programs include revenues generated by The Edge starting from the first quarter of 2019 and revenues generated from
Can-Talk
starting from the first quarter of 2020. Revenues from educational programs in previous years have been adjusted to take this into account.

(b)
Initial franchise fees amounted to RMB19,904, RMB20,569 and RMB25,333 (US$3,883), and recurring franchise fees amounted to RMB105,437, RMB135,940 and RMB56,751 (US$8,697) for the years ended December 31, 2018, 2019 and 2020, respectively.

The following table provides information about contract assets and liabilities from contracts with c
u
stomers:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Cost to obtain contract with customers-current	1,091	1,092	167
Cost to obtain contract with customers-non current	3,026	2,091	320
Contract liabilities-current	702,737	550,658	84,392
Contract liabilities-non current	39,397	38,204	5,855

For the year ended December 31, 2020, revenue recognized from amounts included in contract liabilities at the beginning of the period was

RMB
622,222
(US$
95,360
). As of December 31, 2020, the remaining performance obligations related to educational program services that are partially or wholly unsatisfied are expected to be satisfied within one year, and other remaining performance obligations related to franchise services that are partially or wholly unsatisfied which will be satisfied from one
to
five years
.

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Prepayments to suppliers	15,799	22,200	3,402
Prepaid rental expense	5,748	3,658	561
Staff advances	1,586	723	111
Deposits	18,241	11,173	1,712
Prepaid taxes and surcharges	4,513	2,940	451
Current portion of costs to obtain contracts with customers	1,091	1,092	167
Short-term loan to franchisees*	—	48,000	7,356
Other receivables	4,442	4,770	731
	51,420	94,556	14,491

*
During the year ended December 31, 2020, the Group provided to its three franchise
e
s funding of
RMB20,000 (US$3,065)
,
 RMB20,000 (US$3,065)
and
RMB8,000 (US$1,226)
,
respectively to support their working capital need during the closures as a result of COVID-19 containment and restrictions.

7.	PROPERTY AND EQUIPMENT, NET

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Electronic equipment	60,737	64,698	9,915
Furniture	11,738	11,467	1,757
Vehicles	1,168	793	122
Leasehold improvements	277,042	293,061	44,914
	350,685	370,019	56,708
Less: accumulated depreciation	213,345	262,482	40,227
Property and equipment, net	137,340	107,537	16,481
Depreciation expense for the years ended December 31, 2018, 2019 and 2020 was RMB36,026, RMB45,375 and RMB53,296 (US$8,168), respectively.

F-
33

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

8.	INTANGIBLE ASSETS, NET
The Group’s intangible assets were all acquired and consisted of the following:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Costs:
Courseware license	214,087	200,657	30,752
Franchise agreements	62,158	62,437	9,569
Student base	116,828	119,111	18,255
Trademarks	50,338	47,182	7,231
Purchased software	26,514	29,517	4,523
Teaching course materials	21,115	29,882	4,580
Licensed copyright	2,840	2,840	435
	493,880	491,626	75,345
Accumulated amortization:
Courseware license	(89,094)	(96,439)	(14,780)
Franchise agreements	(61,221)	(62,418)	(9,566)
Student base	(99,101)	(104,603)	(16,031)
Trademarks	(20,572)	(22,391)	(3,432)
Purchased software	(7,644)	(10,008)	(1,533)
Teaching course materials	(5,902)	(7,477)	(1,146)
Licensed copyright	—	(1,420)	(218)
	(283,534)	(304,756)	(46,706)
Accumulated impairment:
Purchased software	—	(1,223)	(187)
		(1,223)	(187)
Net carrying amount	210,346	185,647	28,452
The Group recorded amortization expense of RMB22,199, RMB24,646 and RMB30,953 (US$4,744) for the years ended December 31, 2018, 2019 and 2020, respectively.
As of December 31, 2020, estimated amortization expense of the existing intangible assets for each of the next five years is RMB29,585, RMB25,132, RMB23,055, RMB20,306, and RMB19,810, respectively.

F-
34

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

9.	GOODWILL

Balance as of January 1, 2018	475,732
Goodwill acquired in business combination	884
Impairment losses	—
Foreign exchange effect	15,353
Balance as of December 31, 2018	491,969
Goodwill acquired in business combination	169,668
Impairment losses	—
Foreign exchange effect	3,779
Balance as of December 31, 2019	665,416
Goodwill acquired in business combination	11,956
Impairment losses	—
Foreign exchange effect	(18,117)
Balance as of December 31, 2020	659,255
Balance as of December 31, 2020 (US$)	101,035
The Group’s goodwill is mainly attributable to the acquisitions in 2013, 2017, 2019 and 2020 (Note 4). Goodwill is not tax deductible.
For the years ended December 31, 2019 and 2020, respectively, the Group performed a qualitative assessment based on the requirements of ASC
350-20.
The Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not
that the fair value of the reporting unit was less than its respective carrying amount. Therefore, further impairment testing on goodwill was unnecessary as of December 31, 2019 and 2020, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other liabilities consisted of the following:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Payroll and welfare payable	106,429	98,581	15,108
Taxes payable	17,584	14,476	2,219
Interest payable	672	503	77
Accrued other operating expenses	24,653	30,212	4,630
Accrual for purchase of property and equipment	10,771	10,612	1,626
Payable for acquisition consideration (Note 4)	18,075	1,750	268
Others	24,624	8,059	1,236
	202,808	164,193	25,164

RISE EDUCATION CAYMAN LT
D
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

11.	LONG-TERM LOAN
The Group repaid principal of US$35,750 and US$45,000 as of December 31, 2019 and 2020 respectively, according to the repayment schedule of the loan facility agreement entered into July 2016 and amended in September 2017.
 The amount repayable within twelve months was reclassified to current liabilities. The interest rate of the facility is a flexible interest rate from 2.00% to 3.50% per annum, depending on the leverage ratio of Cayman, plus London Interbank Offered Rate. The interest rate for the outstanding loan as of December 31, 2020, was approximately 3.7%.
As of December 31,
2020
, the maturity date of the loan principal as further amended in May 2020 is as follows:

US$
March 19, 2021	10,000
September 12, 2021	24,750
September 12, 2022	30,250
65,000

The Group concluded that the change resulted in debt modification rather than an extinguishment of debt pursuant to ASC
470-50.
Management assessed no breach of its loan covenants for the year ended December 31, 2020. The loan facility is guaranteed by Rise IP, Rise HK, the WFOE and VIE. Further, the ordinary shares of certain subsidiaries of the Group were pledged as collateral for the loan facility. In addition, the Group maintained deposits held in a designated bank account as security for interest payments consisting of the DSRA and Domestic CTBC accounts amounting to US$12,290 (equivalent to RMB80,195) as of December 31, 2020.
On March 18, 2021, the Group entered into a Facility agreement with CTBC Bank Co., Ltd. for an aggregate amount of US$80,000
consisting of a five-year term loan facility
of US$65,000

and a revolving credit facility of US
$15,000.
The Facility can and will be used to repay its existing loans and fund working capital needs. The repayment schedule of the five-year term loan facility is listed as the following:

US$
March 18, 2022	3,250
March 18, 2023	8,125
March 18, 2024	11,375
March 18, 2025	16,250
March 18, 2026	26,000
65,000

F-
36

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
PRC
Effective from January 1
, 2008
, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. Preferential EIT rate at 15% is available for entities qualified as “High and New Technology Enterprises” (“HNTE”). The HNTE certificate is effective for a period of three years.
Rise Tianjin, a PRC subsidiary, was recognized as a HNTE for the years ended December 31, 2019, 2020 and 2021.
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
(Loss)/income before income taxes consists of:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
PRC	189,760	181,457	(173,693)	(26,620)
Non-PRC	24,439	33,800	16,554	2,537
	214,199	215,257	(157,139)	(24,083)
The current and deferred portions of income tax expense included in the consolidated statements of income/(loss) are as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current income tax expense	(65,023)	(64,222)	(15,454)	(2,368)
Deferred income tax (expense)/benefit	(6,740)	(6,475)	31,149	4,774
Income tax (expense)/benefit	(71,763)	(70,697)	15,695	2,406

F-
37

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

12.	INCOME TAXES (Continued)

The reconciliation of the income tax expense for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Income/(loss) before income tax	214,199	215,257	(157,139)	(24,083)
Income tax (expense)/ benefit computed at the PRC statutory tax rate of 25%	(53,550)	(53,815)	39,285	6,021
Effect of different tax rates in different jurisdictions	2,291	(2,286)	(13,281)	(2,035)
Effect of preferential tax rates	—	8,444	(332)	(51)
Effect of tax rate change	—	(4,483)	2,942	451
Non-deductible expenses and others	(15,069)	(19,438)	(6,702)	(1,027)
Outside basis difference on investment in WFOE	(6,233)	(9,872)	5,712	875
PRC royalty withholding tax	(6,080)	(1,027)	(2,405)	(368)
Changes in valuation allowance	6,878	11,780	(9,524)	(1,460)
Income tax (expense)/benefit	(71,763)	(70,697)	15,695	2,406
The significant components of the Group’s deferred tax assets and liabilities as of December 31, 2019 and 2020 are as follows:

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses	6,182	10,695	1,639
Tax loss carry forward	17,075	44,212	6,776
Revenue recognition	5,031	2,424	371
Right-of-use assets	—	161,642	24,773
Others	846	1,378	211
Less: Valuation allowance	(16,850)	(23,685)	(3,629)
	12,284	196,666	30,141
Deferred tax liabilities:
Long-lived assets arising from acquisitions	7,239	6,703	1,027
Outside basis difference on investment in WFOE	23,725	18,013	2,761
Lease liabilities	—	161,642	24,773
Others	1,410	78	12
	32,374	186,436	28,573
Presentation in the consolidated balance sheets:
Deferred tax assets, net	11,026	34,241	5,248
Deferred tax liabilities, net	(31,116)	(24,011)	(3,680)
Net deferred tax (liabilities)/assets	(20,090)	10,230	1,568

F-
38

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

12.	INCOME TAXES (Continued)

The Group operates through several subsidiaries and the VIEs and valuation allowances are considered for each of the subsidiaries and the VIEs on an individual basis. The Group recorded a valuation allowance against deferred tax assets of those subsidiaries and the VIEs that are individually in a three-year cumulative loss or cumulative loss and not forecasting profits in foreseeable future as of December 31, 2019 and 2020. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
As of December 31, 2020, the aggregate undistributed earnings from the Company’s WFOE and VIEs that are available for distribution are RMB310,659 (US$47,611). The Company has considered its operational funding needs, future development initiatives and its dividend distribution plan, and is permanently reinvesting all but RMB180,131 (US$27,606). Determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical because of the various associated income taxes including withholding income tax that would be payable upon the distribution of those amounts.

As of December 31, 2019 and 2020, the Group had taxable losses of RMB69,861 and RMB179,005 (US$27,434), respectively, derived from entities in the PRC and Hong Kong, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable losses as of December 31, 2020 will expire from 2021 to 2025 if not utilized. The Hong Kong taxable losses as of December 31, 2020 can be utilized indefinitely.
As of December 31, 2019 and 2020, the Group had unrecognized tax benefits of RMB29,554 and RMB32,828(US$5,031), respectively, of which nil and nil, respectively were offset against the deferred tax assets on tax losses carry forward, and the remaining amount of RMB29,554 and RMB32,828 (US$5,031), respectively which if ultimately recognized, would impact the effective tax rate. The Group planned to settle unrecognized tax benefits of nil in cash in the next 12 months, and such amount was classified as income taxes payable. It is possible that the amount of unrecognized benefits will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	2019	2020	2020
	RMB	RMB	US$
Balance at January 1,	7,613	29,554	4,529
Additions due to tax positions taken and business combination during the current year	26,662	9,083	1,392
Reversal based on tax positions related to prior years	(4,721)	(5,809)	(890)
Settlement	—	—	—
Foreign currency translation adjustments	—	—	—
Balance at December 31,	29,554	32,828	5,031
The Group recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expenses. For the years ended December 31, 2018, 2019 and 2020, the Group recognized approximately RMB259, RMB9,123 and RMB5,263 (US$807) in interest, respectively, and RMB1,161, nil and RMB654 (US$100) in penalties, respectively. The Group had approximately RMB11,703 and RMB17,621 (US$2,700) in accrued interest and penalties recorded in other non-current
liabilities as of December 31, 2019 and 2020, respectively.
As of December 31, 2020, tax years ended December 31, 2015 through 2020 for the WFOE and the VIEs remain open to examination by the PRC tax authorities.

F-
39

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

13.	RELATED PARTY TRANSACTIONS
a) Related parties
The direct controlling shareholde
r
Bain Capital Education IV
Entities controlled by the ultimate holding company
Lionbridge Limited (“Lionbridge”)
Bain Capital Advisors (China) Ltd. (“Bain Advisors”)
Investee
New York City Kids Club.(“NYC”)
b) During the years ende
d
 December 31, 2018, 2019 and 2020, the Group had the following related party transactions:

			For the year ended December 31,
	Notes		2018	2019	2020	2020
			RMB	RMB	RMB	US$
Loan to a related party:
Lionbridge	(i	)	150,000	100,000	—	—
Strategic partnership:
NYC	(ii	)	—	—	2,363	362

(i)
The Group entered into certain entrustment loan agreements with Lionbridge, pursuant to which the Group granted total loans of RMB150,000, RMB100,000 and RMB nil to Lionbridge during the years ended December 31, 2018, 2019 and 2020, respectively, with details set forth below:

Year ended December 31, 2018
Loan granted	Principal	Interest Rate	Period
Loan 1	150,000	7.0%	March 1, 2018 to November 30, 2018

Year ended December 31, 2019
Loan granted	Principal	Interest Rate	Period
Loan 1	100,000	7.2%	May 30, 2019 to November 30, 2019

Year ended December 31, 2020
Loan granted	Principal	Interest Rate	Period
Loan 1	—	—	—
As of December 31, 2019 and 2020, respectively, the above loans were fully repaid. Interest income of RMB7,539, RMB3,509 and RMB nil from the above loans were recorded as interest income during the years ended December 31, 2018, 2019 and 2020, respectively.

(ii)
In 2020, the Group entered into a business cooperation agreement with NYC, an early learning service provider, pursuant to which the unconsumed tuition fee of NYC’s students at NYC would be transferred to the Group if NYC students decide to switch to the Group’s educational courses. As of December 31, 2020, unsettled amount due from NYC was
 RMB552 (US$85)
.

c) The balances between the Group and its related parties as of December 31, 2019 and 2020 are listed below:
Amounts due from a related party

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
Bain Capital Education IV	191	181	28
NYC	—	552	85
Amounts due from related parties are interest free, unsecured and have no fixed terms of repayment.

F-
4
0

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
Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax
income as determined under PRC laws and regulations at each
year-end
until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2019 and 2020, the Group’s appropriations to the general reserve amounted to RMB7,673 and nil, respectively.
PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of no less than 25% of after-tax
income prior to payments of dividend to its development fund, which is to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC. During the years ended December 31, 2019 and 2020, the Group’s appropriations to the development fund amounted to RMB18,812 and RMB527 (US$81), respectively.
These reserves are included as statutory reserves in the consolidated statements of changes in shareholders’ equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.
Relevant PRC laws and regulations restrict the WFOE and the VIEs from transferring certain of their net assets to the Company in the form of loans, advances or cash dividends. Amounts restricted include the paid in capital and statutory reserves of the WFOE and the VIEs, totaling approximately RMB240,925 (US$36,923) as of December 31, 2020.

F-
4
1

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

15.	INCOME/(LOSS) PER SHARE
Basic and diluted income/(loss) per share and per ADS for each of the years presented are calculated as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Numerator:
Net income/(loss) attributable to RISE Education Cayman Ltd	142,958	148,100	(132,433)	(20,296)
Denominator:
Weighted average number of ordinary shares outstanding-basic	113,812,182	113,187,721	112,813,031	112,813,031
Weighted average number of ordinary shares outstanding- diluted	115,881,867	114,464,108	112,813,031	112,813,031
Basic income/(loss) per share	1.26	1.31	(1.17)	(0.18)
Diluted income/(loss) per share	1.23	1.29	(1.17)	(0.18)
Basic income/(loss) per ADS	2.51	2.62	(2.35)	(0.36)
Diluted income/(loss) per ADS	2.47	2.59	(2.35)	(0.36)
Nil, nil and 953,168 share options were excluded from the computation of diluted income per share for the year ended December 31, 2018, 2019 and 2020, respectively, because their effects would be anti-dilutive.

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

F-
42

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

16.	SHARE-BASED PAYMENTS (Continued)

A summary of the equity award activity under 2016 Equity Incentive Plan is stated below:

	Number of options	Weighted - average exercise price	Weighted - Average grant date fair value	Weighted - average remaining contractual term	Aggregate intrinsic Value
		US$		Years	US$
Outstanding, December 31, 2019	2,067,719	1.44	N/A	5.52	4,260
Exercised	(195,915)	1.44	N/A	N/A	365
Forfeited/Cancelled	(10,330)	1.44	N/A
Outstanding, December 31, 2020	1,861,474	1.44	N/A	4.61	2,988
Vested and expected to vest at December 31, 2020	1,861,474	1.44	N/A	4.61	2,988
Exercisable at December 31, 2020	1,861,474	1.44	N/A	4.61	2,988
The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2020 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 was RMB168,917, RMB9,981 and RMB2,380 (US$365).

410,000 awards were vested  for the year ended December 31, 2020, and the weighted-average grant-date fair value for vested options is US$2.07. As of December 31, 2020, there was nil of total unrecognized share-based compensation expenses.
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
In April 2019, the Board of Directors approved option grants to employees for the purchase of 4,800,000 of the Company’s ordinary shares. 60% of the options granted will generally vest in four equal installments over a prespecified service period (the “2017 Service Options”) while the remaining 40% of the options will vest based on certain performance conditions (the “2017 Performance Options”)
.
Modification of options
On August 12, 2020, considering the outstanding options granted under 2017 Share Incentive Plan was out-of-money, the Board of Directors and compensation committee modified the 2017 Share Incentive Plan (the “Modified 2017 Share Incentive Plan”), pursuant to which the exercise price was adjusted down to
US$1.75
 per option, the vesting period was extended to ranging from
December 31, 2020 to

December 31, 2023
,

and the performance conditions were replaced with market conditions. 2,550,000 options were modified and the total incremental cost resulted from this modification was RMB9,018 (US$1,382).
On September 11, 2020,
1,613,506
options were granted to an employee under the Modified 2017 Share Incentive Plan. 60% of the options granted will generally vest in four equal installments on an annual basis with first vesting date on December 31, 2021, and the vesting of the remaining 40% of the options is based on certain market condition
.

F-
43

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

16.	SHARE-BASED PAYMENTS (Continued)

A summary of the equity award activity under 2017 Share Incentive Plan and Modified 2017 Share Incentive Plan is stated below:

	Number of options	Weighted - average exercise price	Weighted - Average grant date fair value	Weighted - average remaining contractual term	Aggregate intrinsic Value
		US$	US$	Years	US$
Outstanding, December 31, 2019	4,600,000	4.25	N/A	9.26	N/A
Granted	1,613,506	1.75	1.47
Forfeited/Cancelled	(2,340,000)	3.71	2.26
Outstanding, December 31, 2020	3,873,506	1.89	1.76	8.86	4,731
Vested and expected to vest at December 31, 2020	3,873,506	1.89	1.76	8.86	4,731
Exercisable at December 31, 2020	602,500	2.66	1.62	8.25	495
The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2020 and the option’s respective exercise price. No options were exercised so far.
904,167
awards were vested for the year ended December 31, 2020, and the weighted-average grant-date fair value for vested options is

US$1.96.
As of December 31, 2020, total unrecognized share-based compensation expenses was US$2,669. Total unrecognized compensation cost may be adjusted for actual forfeitures and modifications occurring in the future.
2020 Equity Incentive Plan
The Company adopted its 2020 Equity Incentive Plan on August 13, 2020, and the maximum aggregate number of ordinary shares which may be issued pursuant the plan is 4,147,494. 60% of the options granted will generally vest in four equal installments on an annual basis with first vesting dates varying from December 31, 2021 to December 31, 2022, and the remaining 40% of the options will vest based on certain market condition. A summary of the equity award activity under the 2020 Share Incentive Plan is as follows:

	Number of options	Weighted - average exercise price	Weighted - Average grant date fair value	Weighted - average remaining contractual term	Aggregate intrinsic Value
		US$		Years	US$
Outstanding, December 31, 2019	—	N/A	N/A	N/A	N/A
Granted	3,817,494	1.75	1.49
Forfeited/Cancelled	(172,000)	1.75	1.52
Outstanding, December 31, 2020	3,645,494	1.75	1.49	9.70	4,721
Vested and expected to vest at December 31, 2020	3,645,494	1.75	1.49	9.70	4,721
Exercisable at December 31, 2020	—	N/A	N/A	N/A	N/A
For the year ended December 31, 2020, nil awards were vested for the year ended December 31, 2020. As of December 31, 2020, there was US$4,356 of total unrecognized share-based compensation expenses. Total unrecognized compensation cost may be adjusted for actual forfeitures and modifications occurring in the future
.

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

16.	SHARE-BASED PAYMENTS (Continued)

The fair value of awards granted or modified under 2016 Equity Incentive Plan, 2017 Share Incentive Plan, Modified 2017 Share Incentive Plan and 2020 Equity Incentive Plan were determined using the binomial option valuation model and Monte Carlo simulation model, respectively, with the assistance from an independent appraiser. The option valuation models required the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for the period within the contractual life of the Options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair value of the ordinary shares, was determined with the assistance of an independent third-party appraiser. Subsequent to the IPO, fair value of the ordinary shares is the price of the Company’s publicly traded shares. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the fair value of awards granted or modified under 2016 Equity Incentive Plan, 2017 Share Incentive Plan, Modified 2017 Share Incentive Plan and
2020
Equity Incentive Plan are as follows:

	2016 Equity Incentive Plan
	For the years ended December 31,
	2018	2019
Risk-free interest rate	3.51%-3.82%	2.41%-3.34%
Expected volatility range	49.90%-53.60%	53.70%-55.20%
Suboptimal exercise factor	2.80	2.80
Fair value per ordinary share as at valuation date	US$5.28 ~US$ 7.06	US$4.11 ~US$ 5.37

	2017 Share Incentive Plan and Modified 2017 Share Incentive Plan
	For the years ended December 31,
	2019	2020
Risk-free interest rate	3.29%	1.65%~1.69%
Expected volatility range	54.80%	55.10%~55.80%
Suboptimal exercise factor	2.80	2.80
Fair value per ordinary share as at valuation date	US$4.94	US$1.99~ US $2.69

2020 Equity Incentive Plan
For the years ended December 31 ,
2020
Risk-free interest rate	1.69%~1.86%
Expected volatility range	55.10%~55.80%
Suboptimal exercise factor	2.80
Fair value per ordinary share as at valuation date	US$ 2.52~ US $2.69

Total cost of share-based payments are summarized as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenues	1,315	2,617	1,821	279
Selling and marketing expenses	4,229	1,016	1,497	229
General and administrative expenses	14,808	44,256	14,681	2,250
Total	20,352	47,889	17,999	2,758

F-
45

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

17.	COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments
As of December 31, 2020, future minimum capital commitments
under non-cancelable contracts
were as follows:

	RMB	US$
Construction of leasehold improvements	784	120
All capital expenditure commitments are expected to be paid within one year.
Contingencies
As of December 31, 2020, the Group is in the process of applying for private school operating permits or private non-enterprise
entity registration certificates for several schools. In addition, some of the schools have not obtained fire safety approvals. An estimate for the reasonably possible loss or a range of reasonably possible losses associated with these contingencies cannot be made at this time.
From time to time, the Group is also subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME

Foreign currency translation adjustments
RMB
Balance as of January 1, 2018	40,040
Foreign currency translation adjustments, net of tax of nil	2,419
Balance as of December 31, 2018	42,459
Foreign currency translation adjustments, net of tax of nil	(1,542)
Balance as of December 31, 2019	40,917
Foreign currency translation adjustments, net of tax of nil	(1,275)
Balance as of December 31, 2020	39,642
US$
Balance as of December 31, 2020	6,075
There have been no reclassifications out of accumulated other comprehensive income to net income for the periods presented.

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

19 .	CONDENSED FINANCIAL INFORMATION OF THE COMPANY
Condensed Balance Sheets

	As at December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	13,979	58	9
Due from subsidiaries of the Group	52,910	64,503	9,886
Prepayments and other current assets	8,648	13,723	2,103
Total current assets	75,537	78,284	11,998
Non-current assets:
Investment in subsidiaries	636,322	528,049	80,927
Total non-current assets	636,322	528,049	80,927
Total assets	711,859	606,333	92,925
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other liabilities	3,714	4,290	658
Amount due to a subsidiary of the Group	99,249	106,931	16,388
Total current liabilities	102,963	111,221	17,046
Total liabilities	102,963	111,221	17,046
Shareholders’ equity:
Ordinary shares (US$0.01 par value; 200,000,000 and 200,000,000 shares authorized, 112,755,320 and 112,951,232 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	6,946	6,959	1,067
Additional paid-in capital	583,262	603,173	92,440
Treasury shares, at cost	—	—	—
Accumulated deficit	(22,229)	(154,662)	(23,703)
Accumulated other comprehensive income	40,917	39,642	6,075
Total shareholders’ equity	608,896	495,112	75,879
Total liabilities and shareholders’ equity	711,859	606,333	92,925

F-
47

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

19 .	CONDENSED FINANCIAL INFORMATION OF THE COMPANY (Continued)

Condensed Statements of Comprehensive Income/(Loss)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
General and administrative expenses	(8,400)	(5,600)	(8,537)	(1,308)
Operating loss	(8,400)	(5,600)	(8,537)	(1,308)
Equity in profit/(loss) of subsidiaries and the VIEs	138,698	153,668	(123,902)	(18,989)
Interest income	22	32	6	1
Others, net	12,638	—	—	—
Income/(Loss) before income tax expense	142,958	148,100	(132,433)	(20,296)
Income tax expense	—	—	—	—
Net income/(loss)	142,958	148,100	(132,433)	(20,296)
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	2,419	(1,542)	(1,275)	(196)
Other comprehensive income/(loss)	2,419	(1,542)	(1,275)	(196)
Comprehensive income/(loss)	145,377	146,558	(133,708)	(20,492)
Statements of Cash Flows

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	—	—	(13,050)	(2,000)
Net cash generated from investing activities	13,774	32	7	1
Net cash used in financing activities	—	—	—	—
Effect of exchange rate changes	—	173	(878)	—
Net increase/(decrease) in cash, cash equivalents and restricted cash	13,774	205	(13,921)	(1,999)
Cash, cash equivalents and restricted cash at beginning of year	—	13,774	13,979	2,008
Cash, cash equivalents and restricted cash at end of year	13,774	13,979	58	9

(a)	Basis of presentation
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

F-
48