Form 20-F
period 2021-12-31
RISE Education Cayman Ltd
filed 2022-05-13
CIK 1712178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104
,
Cayman
Islands
(Address of principal executive offices)
Ms. Lihong Wang, Chief Executive Officer
c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104
,
Cayman
Islands
Tel: +1
345 949 8066
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
113,030,392 ordinary shares, par value US$0.01 per share, as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.   ☒
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
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
of the Exchange Act).    Yes  ☒    No  ☐
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

•	“Greater China” refers to, for the purpose of this annual report only, the People’s Republic of China and the Hong Kong Special Administrative Region;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.01 per share;

•	“US$,” “U.S. Dollars,” “$” and “dollars” refer to the legal currency of the United States; and

•	“we,” “us,” “our company,” “our,” the “Company” or “RISE Education” refers to RISE Education Cayman Ltd, a Cayman Islands company, and, where appropriate in the context, its subsidiaries.
Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.
All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form
20-F
includes our audited consolidated balance sheets as of December 31, 2020 and 2021 and our audited consolidated statements of income/(loss), statements of comprehensive income/(loss), statements of changes in shareholders’ equity and statements of cash flows for each of the three years ended December 31, 2019, 2020 and 2021.
Our reporting currency is the Renminbi. The functional currency of the Company, its Cayman subsidiaries and Rise HK are the US$, and the functional currency of Edge Franchising Co. Limited and Edge Online Co., Ltd are the Hong Kong Dollars (“HK$”). Unless otherwise stated, all translations of Renminbi into U.S. Dollars have been made at the rate of RMB6.3726 to US$1.00, being the noon buying rate in The City of New York for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 30, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. Dollars. We make no representation that the Renminbi or U.S. Dollar amounts referred to in this annual report could have been, or could be, converted into U.S. Dollars or Renminbi, as the case may be, at any particular rate or at all.
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
On December 28, 2021, we completed the sale of all of our equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. On December 30, 2021, we completed the sale of all of our equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education Cayman IV Limited, our major shareholder.
On February 8, 2022, we entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Dada Auto Inc. (“NaaS”), a leading operation and technology provider serving China’s electric vehicle (“EV”) charging market, pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon consummation of the Transaction, NaaS will become a wholly-owned subsidiary of the Company.
On April 29, 2022, we held an extraordinary general meeting of shareholders (the “EGM”). At the EGM, the shareholders approved, through a special resolution, the transactions contemplated in the Merger Agreement, pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company in a transaction exempt from the registration requirements under the Securities Act of 1933.

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
[Reserved]
B.
Capitalization and Indebtedness
Not applicable.
C.
Reasons for the Offer and Use of Proceeds
Not applicable.
D.
Risk Factors

Risks Related to the Mergers
Failure to satisfy the conditions to the closing of the Mergers on a timely basis or at all could cause delay and additional expense or prevent the Mergers from occurring altogether.
On February 8, 2022, we entered into the Merger Agreement with NaaS. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of our Company in a transaction exempt from the registration requirements under the Securities Act of 1933. Upon consummation of the transaction, NaaS will become a wholly-owned subsidiary of our Company (the transactions contemplated by the Merger Agreement, the “Mergers”).
The Merger Agreement contains conditions to closing that must be fulfilled (or, as permitted by law and in accordance with the Merger Agreement, waived by the parties) in order to complete the Mergers. Several of these conditions, such as our maintenance of Nasdaq listing status, are partially or largely outside of the control and timing of NaaS or us and may be driven by factors unrelated to the Mergers or the parties thereto. The Merger Agreement may be terminated by either party if the closing does not occur by July 11, 2022, or if we are delisted from Nasdaq. Should satisfaction of these conditions take longer than the parties anticipate, or if any condition is not met by such date, the parties will need to mutually agree to either postpone the closing until the condition(s) are met or to waive or amend the condition. If a closing condition cannot be met on a timely basis, or the parties are unable to agree on a waiver or amendment, the closing may be delayed or the Merger Agreement may be terminated, subject to the terms and conditions contained therein. There can be no assurance that the conditions to the closing will be satisfied or waived or that the Mergers will be completed. Any delay in completing the Mergers could cause NaaS and our Company not to realize some or all of the benefits that the parties expect the Mergers to achieve. Furthermore, the parties will fail to realize any benefits of the Mergers should the closing not occur, and in such event, each party will be subject to the go-forward risks
of its respective business, potential reputational and economic harm that may result from a failure to consummate the Mergers, and the economic burden of fees and expenses associated with the Merger Agreement. In addition, if the Mergers are not consummated, we could be delisted by Nasdaq by June 30, 2022.
In any event, any prolonged uncertainty as to whether the Mergers will be consummated could lead to a material and adverse effect on our business, financial condition and results of operations.
Certain of our directors, executive officers and major shareholders have interests in the Mergers that are different from, and may potentially conflict with, our interests and the interests of its unaffiliated shareholders.
Certain of our directors, executive officers and major shareholders have interests in the Mergers that may be different from, or in addition to, the interests of unaffiliated shareholders and that may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, our directors and executive officers may be entitled to continued indemnification and insurance coverage. In addition, our major shareholder, Bain Capital Rise Education IV Cayman Limited, which owns approximately 59.7% of our Ordinary Shares, has executed agreements to become the beneficial owner of approximately 0.9% of NaaS, and beneficially owns approximately 16.9% of Newlinks Technology Limited (“Newlink”), the controlling shareholder of NaaS.

NaaS is not a publicly traded company and does not have a long operating history, making it difficult to determine the fair market value of NaaS or the Merger consideration.
NaaS’ shares are and have been privately held and are not currently traded on any public market. In addition, NaaS began its operations in 2019 and does not have a long operating history. As a result, it is difficult to determine the fair market value of NaaS or of its shares. Any estimate of the fair market value of NaaS or any NaaS share is only an estimate and depends on multiple variables, including market activity, the impact of the Mergers, and other factors, that could positively or negatively affect such values. Any change in NaaS’ financial condition or results of operations may cause significant variations in the price of its shares.
While the audit committee of our board of directors has engaged China Renaissance for its analysis and the Opinion as to the fairness of the Merger consideration from a financial point of view, which analysis requires an estimate of the value of NaaS, such analysis are estimates made on the basis of the historical financial statements and presently available information of NaaS and our Company, and are subject to numerous assumptions and factors, including about NaaS and our Company individually, and their current and future financial condition and results of operations.
The Merger consideration consists of a fixed aggregate amount of our Ordinary Shares and is not adjusted before or at the closing to account for the performance of our Company or NaaS.
The aggregate number of our Ordinary Share to be issued as Merger consideration is a fixed amount that will not be adjusted before or at the closing (other than to reflect the economic effect of share split, reverse share split, share dividend, reclassification, combination, exchange of shares, change or readjustment in change), including if the performance of our business improves or NaaS’ business deteriorates in the period after the execution of the Merger Agreement and before the closing.
The Shares and the ADSs would be subject to delisting from Nasdaq if we are unable to achieve and maintain compliance with Nasdaq’s continued listing standards. In addition, Nasdaq may not approve the initial listing application in connection with the transactions contemplated by the Merger Agreement.
It is a closing condition to the Mergers that (i) we shall remain continuously listed on Nasdaq, (ii) our initial listing application with Nasdaq in connection with the Mergers and transactions shall have been approved, and (iii) it shall have been reasonably expected that immediately following the closing, we will satisfy any applicable initial listing requirements of Nasdaq.
We were notified by the Listing Qualifications department (the “Staff”) of Nasdaq on January 11, 2022, that the Staff had determined to delist our securities unless we timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”). The Staff’s determination was based upon its conclusion that we are a “public shell” as that term is defined in Nasdaq Listing Rule 5101 as the result of our sale of substantially all of our assets on December 30, 2021, as well as our failure to timely file our interim balance sheet and income statement for the period ended June 30, 2021 with the United States Securities and Exchange Commission (the “SEC”). We filed our interim balance sheet and income statement for the period ended June 30, 2021 with the SEC on January 11, 2022, and have therefore regained compliance with Nasdaq Listing Rule 5250(c)(2). We also made a request on January 18, 2022, for a hearing before the Panel, which request has stayed any further delisting action by Nasdaq at least pending the hearing and the expiration of any extension that may be granted to us by the Panel. On March 9, 2022, we received a letter from Nasdaq informing us of a favorable decision from the Panel to grant our request for continued listing on Nasdaq through June 30, 2022, subject to certain conditions, which included that on or before the same date, we shall have completed the previously announced proposed business combination with NaaS, evidenced compliance with all applicable initial listing criteria for Nasdaq as required by Listing Rule 5505, and achieve other interim milestones with respect to obtaining shareholder approval of the business combination by April 30, 2022, and completing the financial audits of both our Company and NaaS by May 31, 2022.
If we could not satisfy the conditions for continued listing imposed by the Panel, our securities would be delisted and subject to suspension. The suspension and delisting of our ADSs would lead to decreases in analyst coverage and market-making activity relating to our Shares, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for our shareholders to sell their Shares at prices comparable to those in effect prior to delisting or at all.
Furthermore, an initial listing application in connection with the Transactions has been submitted to Nasdaq on February 15, 2022. There can be no assurance that Nasdaq will approve the listing application. If such approval is not obtained, neither NaaS nor the Company would be required to consummate the Mergers and the price of the ADSs could significantly decline. Additionally, if the approval of Nasdaq of the initial listing application is not obtained, but the parties nevertheless waive the applicable closing conditions, our shareholders would be holding Class A ordinary share of the post-closing company that do not trade on an exchange. Even if the Class A ordinary share of the post-closing company is listed on Nasdaq, its public market may not be liquid or the Company may be unable to maintain the listing on Nasdaq in the future.
Each party is subject to business uncertainties and contractual restrictions while the Mergers are pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Mergers, it is possible that some customers, suppliers and other business partners with whom our Company and/or NaaS has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with us or NaaS, as the case may be, as a result of the Mergers or otherwise, which could negatively affect our or NaaS’ business, regardless of whether the Mergers are completed. The pending transaction could also divert management time and resources that could otherwise have been devoted to other opportunities that may have been beneficial to NaaS or our Company.
Under the terms of the Merger Agreement, our Company and NaaS are subject to certain restrictions on the conduct of their respective businesses prior to the closing which may adversely affect their ability to execute certain of its business strategies. Such limitations could adversely affect our or NaaS’ business and operations.
The Company has not obtained, and does not expect to obtain, an updated opinion from China Renaissance reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.
The fairness opinion was rendered orally to the audit committee of our Board of directors by China Renaissance in connection with, and at the time of, the audit committee’s evaluation of the Mergers on February 5, 2022, and subsequently confirmed in writing as of February 7, 2022, and does not speak as of any other date. The fairness opinion was based on information made available to China Renaissance as of the date of its fairness opinion, which may have changed, or may change, after the date of such fairness opinion. The Company has not obtained an updated opinion from China Renaissance or form any other party as of the date of this annual report and does not expect to obtain an updated opinion prior to consummation of the Mergers. Changes in the operations and prospects of the Company or NaaS, general market and economic conditions and other factors which may be beyond the control of the Company and NaaS, and on which the fairness opinion was based, may have altered the prices or values of shares of the ADSs or shares of NaaS since the date of such fairness opinion, or may alter such values and prices by the time the Mergers are completed.
Risks Related to the Ownership of our ADSs
We have sold our principal operating business and currently do not conduct any business activities.
In
mid-2021,
the Chinese government promulgated a series of new regulations that included Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools promulgated by the Chinese Ministry of Education (the “MOE”) on March 30, 2021, and Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, among others (and together, the “New Regulations”). In particular, all academic after-school tutoring institutions are required to register as non-profit
organizations and may not be financed or controlled by foreign capital. On September 7, 2021, the MOE published on its official website that the MOE, together with two other government authorities, had issued a circular requiring all academic after-school tutoring institutions to register as non-profit
by December 31, 2021, and all academic after-school tutoring institutions to suspend enrollment of students and the charging of fees pending such registration. Ultimately, we reached an agreement to, among other things, sell substantially all of its assets, including (i) all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. on December 28, 2021; and (ii) all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education IV Cayman Limited. The sale was approved at an extraordinary general meeting on December 23, 2021 and completed on December 30, 2021.
Under Rule 405 of the Securities Act of 1933, as amended, or the Securities Act, and Rule
12b-2
promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, any company with nominal operations and assets consisting of cash and nominal other assets is a shell company. We are a shell company under the federal securities laws.
We may not be able to continue as a going concern if we are unable to complete the Mergers with NaaS.
We currently do not have any business operations. On December 30, 2021, we, through our subsidiaries, sold substantially all of our assets and became a “public shell” as defined under Nasdaq Listing Rule 5101. As a shell company and prior to the completion of the Mergers, we do not expect to have revenues, but will continue to incur operating expenses. As of December 31, 2021, although we had a working capital surplus of RMB22.0 million and cash and cash equivalents of RMB16.0 million, we also incurred legal fees, audit fees and other miscellaneous fees for the services related to the preparation of our 2021 financial statements during the first half of 2022. On February 8, 2022, we and Dada Auto Inc. (“NaaS”), a leading operation and technology provider serving China’s electric vehicle charging market, executed a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for our newly issued shares on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon consummation of the Transaction, NaaS will become a wholly-owned subsidiary of us. On April 29, 2022, we held an extraordinary general meeting of shareholders (the “EGM”). At the EGM, shareholders approved, through a special resolution, the transactions contemplated in the Merger Agreement.
We and NaaS anticipate that the Transaction will be completed around mid-2022, subject to the satisfaction of closing conditions set forth in the Merger Agreement, including among other things, receipt of regulatory approvals, including necessary PRC regulatory approvals (if applicable) and the continuous listing of the Company on the Nasdaq. The Mergers with NaaS should provide sufficient funds for us to continue as a going concern. However, there is no assurance that the Mergers will be completed. If we are not successful in consummating the Mergers, there may be uncertainty whether we will be able to continue as a going concern.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. We currently do not have any business operations in China. However, upon consummation of the Mergers, the listed company’s principal business operations are located in China. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
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
We are currently controlled by Bain Capital Rise Education IV Cayman Limited, or Bain Capital. As of December 31, 2021, Bain Capital beneficially owned approximately 59.7% of the voting power of our outstanding shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our memorandum and articles of association, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions.
The post-closing company will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules upon consummation of the Mergers and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
It is expected that, subject to certain assumptions, Newlink Technology Limited (the “Newlink”), the controlling shareholder of NaaS will have the right to vote 91.4% of the Shares upon consummation of the Mergers. As a result, the post-closing company will be a “controlled company” as defined under the Nasdaq Stock Market Rules as set forth in Listing Rule 5605(b), because Newlink will own more than 50% of the post-closing company’s total voting power. For so long as the post-closing company remains a controlled company, it will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of its board of directors must be independent directors or that it has to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
The post-closing company may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.
Upon consummation of the Mergers, the post-closing company will be a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of the post-closing company’s assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, the Company has historically treated its consolidated affiliates as being owned by the Company, and intend to treat the post-closing company’s consolidated affiliates following the Mergers as owned by the post-closing company, for United States federal income tax purposes because the post-closing company exercises effective control over the operation of such entities and the post-closing company is entitled to substantially all of their economic benefits. In addition, for a corporation that would otherwise be a PFIC for a taxable year, pursuant to the “change of business exception” a corporation is not treated as a PFIC for a taxable year if (1) neither the corporation nor any of its predecessors was a PFIC for any prior taxable year, (2) either substantially all of the passive income for the taxable year is attributable to proceeds from the disposition of an active trade or business or substantially all of the passive assets on each measuring date are attributable to proceeds from such a disposition and (3) the corporation reasonably does not expect to be a PFIC and is not a PFIC for either of the first two taxable years following the relevant taxable year.

Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, the post-closing company cannot assure you that it will not be a PFIC for the current taxable year or any future taxable year. The determination of whether the post-closing company is or will become a PFIC will depend upon the composition of the post-closing company’s income (which may differ from our historical results and current projections) and assets and the value of the post-closing company’s assets from time to time, including, in particular, the value of the post-closing company’s goodwill and other unbooked intangibles (which may depend upon the market value of the post-closing company’s ADSs from time-to-time and may be volatile) and may also depend on the availability of the change of business exception described above. Among other matters, if the post-closing company’s market capitalization declines, it may be a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge the post-closing company’s classification or valuation of its goodwill and other unbooked intangibles, which may result in the post-closing company being, or becoming, a PFIC for the current taxable year or future taxable years. The determination of whether the post-closing company will be or become a PFIC may also depend, in part, on how, and how quickly, the post-closing company uses its liquid assets and cash. Under circumstances where the post-closing company retains significant amounts liquid assets, including cash, or if the post-closing company’s consolidated affiliates were not treated as owned by it for United States federal income tax purposes, the post-closing company’s risk of being a PFIC may substantially increase. If the post-closing company is a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if the post-closing company is a PFIC for any year during which a United States Holder holds the post-closing company’s ADSs or ordinary shares, it generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the post-closing company’s ADSs or ordinary shares.
If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.
The U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with this annual report on Form
20-F),
the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including NASDAQ, or in the over-the-counter
trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Act will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a
non-U.S.
government, or the Relevant Jurisdiction, and such identified auditors, the PCAOB Identified Firms. The first list of PCAOB Identified Firms was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release. The SEC will review annual reports filed with it for fiscal years beginning after December 18, 2020 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.
If we are unable to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, a trading prohibition for our ADSs could be issued shortly after our filing of the third consecutive annual report on Form
20-F
for which we have retained a PCAOB Identified Firm. Our current independent accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP , whose audit report is included in this annual report on Form
20-F,
is headquartered in China, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release, However, given that all PCAOB-registered firms in China were included on that list, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. Recent developments with respect to audits of China-based companies create uncertainty about the ability of BDO China Shu Lun Pan Certified Public Accountants LLP to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities. BDO China Shu Lun Pan Certified Public Accountants LLP’s audit working papers related to us are located in China. The PCAOB has not requested BDO China Shu Lun Pan Certified Public Accountants LLP to provide the copies of these audit working papers and as a result, BDO China Shu Lun Pan Certified Public Accountants LLP has not sought permission from the Chinese authorities to provide copies of these materials to the PCAOB, but there is no assurance that they would be able to obtain such permission. More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.
In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of a second consecutive annual report on Form
20-F
in which our auditor for such reports is a PCAOB Identified Firm.

If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our ordinary shares on a
non-U.S.
exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing
non-U.S.
brokerage accounts.
The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.
In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm. Our current independent registered public accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP, has not been inspected by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of a China-based independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the stock to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.
We do not intend to pay dividends on our ADSs.
We do not expect to pay any cash dividends in the foreseeable future. We currently anticipate that we will retain all of our available cash for general corporate purposes. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our ADSs.
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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and most of our directors and executive officers are residents of or located in China.
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
In addition, most of our directors and executive officers reside in China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us and our directors and executive officers. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in these non-PRC
jurisdictions in relation to any matter may be difficult or impossible.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than they would as public shareholders of a company incorporated or operate in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands company and a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
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
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Company’s business, the market price for the ADS and trading volume could decline.
The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about the Company or its business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover the Company downgrade the ADSs or publish inaccurate or unfavorable research about its business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, the Company could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.
The Company will continue to be an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
Upon consummation of the Mergers, the Company is expected to qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, it may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if the Company elects not to comply with such reporting and other requirements, in particular the auditor attestation requirements, the Company’s investors may not have access to certain information they may deem important.
The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company is expected to not “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.
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

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
We have implemented a variety of measures to ensure that the Company follows the rules applicable to public companies in the United States. To the extent these new procedures and policies have not changed historical behaviors that might be inconsistent with the rules and practices regulating a U.S. public company, we could be at risk of violation or poor reporting as a public company. If our directors or executive officers inadvertently fail to identify, review or disclose a new relationship or arrangement causing the Company to fail to properly disclose any related party transaction or in the event that we fail to comply with SEC reporting and internal controls and procedures, we may be subject to securities laws violations that may result in additional compliance costs or costs associated with SEC judgments or fines, both of which will increase our costs and negatively affect our potential profitability and our ability to conduct our business. The public reporting requirements and controls may require us to obtain outside assistance from legal, accounting or other professionals that will increase our costs of doing business.
We identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which could result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We have concluded that material weaknesses arose because we did not have the proper business processes, systems, personnel, and related internal controls in place. For a description of the identified material weaknesses, see Item 15, “Controls and Procedures.” In connection with management’s identification of these material weaknesses, management has concluded that our disclosure controls and procedures were not effective as of December 31, 2021.
As further described in Item 15 “Controls and Procedures,” we have undertaken steps to improve our internal control over financial reporting. We expect that we will need to improve existing procedures and controls, and implement new ones, to remediate the material weaknesses. We may not be successful in making the improvements necessary to remediate the material weaknesses identified by management or be able to do so in a timely manner. Any inability to remediate the material weaknesses effectively or in a timely manner, or the identification of any new material weaknesses in the future, could limit our ability to prevent or detect a misstatement of our accounts or disclosures and could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and the price of our common stock may decline as a result.

ITEM 4.	INFORMATION OF THE COMPANY
A.
History and Development of the Company
In July 2013, Bain Capital Rise Education II Cayman Limited, or RISE Education, our current holding company, was incorporated as an exempted company under the laws of the Cayman Islands, and it was renamed as RISE Education Cayman Ltd in June 2017.
RISE Education Cayman Ltd is a holding company without substantive operations. Prior to the sale of our assets in December 2021, we conducted our operations primarily through PRC entities, including our variable interest entity, or VIE, and its subsidiaries and schools. Our first self-owned learning center opened in Beijing in October 2007. Prior to 2021, we have expanded our network of learning centers across China, including Shanghai in March 2010, Guangzhou in September 2012, Wuxi in June 2013, Shenzhen in May 2014, Foshan in December 2017 and Shijiazhuang in July 2019. We also expanded our business to Hong Kong and Singapore through acquiring 100% equity interest of Edge Franchising Co., Ltd, or the Edge, from Edge Learning Centers Limited during the fourth quarter of 2017 (the “Edge acquisition”).
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
In
mid-2021,
the Chinese government promulgated a series of new regulations that included
Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools
 promulgated by MOE on March 30, 2021, and
 Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education
 promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021, among others (and together, the “New Regulations”). The New Regulations placed significant operational restrictions on us. In particular, all academic after-school tutoring institutions are required to register as non-profit organizations
and may not be financed or controlled by foreign capital. On August 30, 2021, the General Office of the MOE, the General Office of the Ministry of Civil Affairs and the General Office of the State Administration for Market Regulation issued the Notice of Three Departments Including the General Office of the Ministry of Education Regarding Unified Registration of Academic After-school Tutoring Institutions for Students in Compulsory Education Stage as Non-profit Institutions
, requiring all academic after-school tutoring institutions to register as non-profit by
December 31, 2021, and all academic after-school tutoring institutions to suspend enrollment of students and the charging of fees pending such registration. As a result, we sold (i) all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. on December 28, 2021; and (ii) all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education IV Cayman Limited on December 30, 2021 (collectively, the “Sale”). Upon completion of the Sale, we have, through our subsidiaries, sold substantially all of our assets.

On February 8, 2022, we entered into the Merger Agreement with NaaS, pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth therein. Upon consummation of the Transaction, NaaS will become a wholly-owned subsidiary of the Company.
On April 29, 2022, we held an extraordinary general meeting of shareholders (the “EGM”). At the EGM, shareholders approved, through a special resolution, the transactions contemplated in the Merger Agreement, pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company in a transaction exempt from the registration requirements under the Securities Act of 1933.
Our principal executive offices are located at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number is +1 345 949 8066. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168. Our website is
en.risecenter.com
.
B.
Business Overview
We were previously a provider of junior English language training in China. On December 28, 2021, we completed the sale of all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. On December 30, 2021, we completed the sale of all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education Cayman IV Limited, our major shareholder. The foregoing sales represented the sale of substantially all of the assets of the Company and its subsidiaries.
As of the date of this annual report, we do not have any business operations.
C.
Organizational Structure

The chart below summarizes our corporate structure as of the date of this annual report:

D.
Property, Plants and Equipment
Upon consummation of the Sale, we no longer maintain any leased office space. We will consider entering into new lease arrangements in connection with the consummation of the Mergers.

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
A.
Operating Results
Overview
We were incorporated as an exempted company under the laws of the Cayman Islands in July 2013. We are a shell company under federal securities laws and a holding company with no operations of our own. We sold substantially all of our assets on December 30, 2021. Prior to the disposal of our assets, we were a leading service provider in China’s junior ELT market, which refers to after-school English teaching and tutoring services provided by training institutions to students aged 3 to 18.
In 2020,
the COVID-19 pandemic
and preventative or protective actions taken by the Chinese government in respect of this pandemic had caused business disruption, including the temporary closure of the Company’s learning centers for a majority of the time during the period starting January 19, 2020 until September 2020. The Company’s franchisees have similarly experienced business disruptions during the COVID-19 pandemic
and their financial performance and liquidity position have also been materially and adversely affected. As a result, the Company’s revenue from educational programs and franchisees’ business decreased. The adverse impact of COVID-19 continued
into the first half of 2021, with episodes of resurgence in various Chinese cities creating uncertainties for the Company’s offline operations.
In addition, a series of new regulations promulgated by the Chinese government, such as the
 Guiding Opinions of the Ministry of Education on Vigorously Promoting the Scientific Connection of Kindergartens and Primary Schools
 promulgated by the Chinese Ministry of Education (the “MOE”) on March 30, 2021, the
 Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education
 promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China on July 24, 2021 (the “Opinions”) and other regulations, had put operational restrictions on the Company and materially limited the Company’s ability to conduct its business. Consequently, the Company’s financial performance has been materially and adversely affected.
The Opinions also require all academic after-school tutoring institutions to register as non-profit organizations
and prohibits foreign capital from controlling or participating in any academic after-school tutoring institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. On August 30, 2021, the General Office of the MOE, the General Office of the Ministry of Civil Affairs and the General Office of the State Administration for Market Regulation issued the Notice of Three Departments Including the General Office of the Ministry of Education Regarding Unified Registration of Academic After-school Tutoring Institutions for Students in Compulsory Education Stage as Non-profit Institutions
, requiring all academic after-school tutoring institutions to complete registration as non-profit by
the end of 2021, and all academic after-school tutoring institutions shall, before completing such registration, suspend enrollment of students and charging fees.
The board and senior management members of the Company periodically review the Company’s long-term strategic plans with the goal of maximizing shareholder value. As part of this ongoing process, the board and senior management members of the Company reviewed strategic alternatives that may be available to the Company including potential commercial and strategic business partnerships, acquisition transactions, new business lines, capital market events, by conducting an active, targeted search for potential strategic partners or targets, leveraging the prior experience and network of the Company’s officers and directors.
From December 28, 2021 to December 30, 2021, the Company sold all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd., and all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education Cayman IV Limited, respectively (collectively, the “Sale”). On December 30, 2021, the Company completed the settlement (“Settlement”) with the lenders of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000.
The consummation of the Sale and the Settlement represented the sales of substantially all of the assets of the Company and its subsidiaries.
Results of Continuing Operations
The Company did not generate revenues from continuing operations to date. Overall, the Company incurred a net loss from continuing operations of RMB15.2 million, RMB17.6 million and a net income of RMB249.1 million (US$39.1 million) for the year ended December 31, 2019, December 31, 2020 and December 31, 2021, respectively. Since the Company’s operations are primarily administrative, the net income from continuing operations relates entirely to the gain on troubled debt restructuring.

B.
Liquidity and Capital Resources
We currently do not have any business operations. On December 30, 2021, we, through our subsidiaries, sold substantially all of our assets and became a “public shell” as defined under Nasdaq Listing Rule 5101. As a shell company and prior to the completion of the Mergers, we do not expect to have revenues, but will continue to incur operating expenses. As of December 31, 2021, although we had a working capital surplus of RMB22.0 million and cash and cash equivalents of RMB16.0 million, we also incurred legal fees, audit fees and other miscellaneous fees for the services related to the preparation of our 2021 financial statements during the first half of 2022. Therefore, these conditions considered in aggregate that raise substantial doubt on our ability to continue as a going concern within one year after the date on which the financial statements are issued.
On February 8, 2022, we and Dada Auto Inc. (“NaaS”), a leading operation and technology provider serving China’s electric vehicle charging market, executed a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon consummation of the Transaction, NaaS will become a wholly-owned subsidiary of our Company. On April 29, 2022, we held an extraordinary general meeting of shareholders (the “EGM”). At the EGM, the shareholders approved, through a special resolution, the transactions contemplated in the Merger Agreement.
We and NaaS anticipate that the Transaction will be completed around mid-2022, subject to the satisfaction of closing conditions set forth in the Merger Agreement, including among other things, receipt of regulatory approvals, including necessary PRC regulatory approvals (if applicable) and the continuous listing of our Company on the Nasdaq.
After considering management’s plans, it is probable that the Merger with Naas will be effectively implemented and would bring sufficient funding for our Company to continue as a going concern. Therefore, substantial doubt about the Group’s ability to continue as a going concern is alleviated. Therefore, our consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.
Cash Flows and Working Capital
Our principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2019, 2020 and 2021, we had RMB1,022.8 million, RMB639.2 million and RMB16.0 million (US$2.5 million), respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash, cash equivalents and restricted cash are primarily denominated in Renminbi.

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

		(in thousands)
Net cash (used in) continuing operating activities	(20,158)	(18,615)	(29,945)	(4,698)
Net cash (used in) discontinued operating activities	(19,696)	(187,127)	(509,825)	(80,003)
Net cash (used in) operating activities	(39,854)	(205,742)	(539,770)	(84,701)
Net cash generated from continuing investing activities	—	—	15,932	2,500
Net cash (used in) discontinued investing activities	(114,716)	(111,782)	(53,535)	(8,401)
Net cash (used in) investing activities	(114,716)	(111,782)	(37,603)	(5,901)
Net cash (used in) continuing financing activities	(140,732)	(60,674)	(15,841)	(2,486)
Net cash (used in) discontinued financing activities	—	—	(23,308)	(3,658)
Net cash (used in) financing activities	(140,732)	(60,674)	(39,149)	(6,144)
Effect of foreign exchange rate changes	1,342	(5,443)	(6,635)	(1,041)
Net (decrease) in cash, cash equivalents and restricted cash	(293,960)	(383,641)	(623,157)	(97,787)
Cash, cash equivalents and restricted cash at beginning of year	1,316,785	1,022,825	639,184	100,302
Cash, cash equivalents and restricted cash at end of year	1,022,825	639,184	16,027	2,515
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of year	998,674	628,806	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of year	24,151	10,378	16,027	2,515
Operating activities
Net cash used in operating activities amounted to RMB539.8 million (US$84.7 million) in 2021, which comprised a net cash outflow in continuing operations of RMB29.9 million (US$4.7 million) and a net cash outflow in discontinued operations of RMB509.8 million (US$80.0 million).
Net cash used in operating activities amounted to RMB205.7 million in 2020, which comprised a net cash outflow in continuing operations of RMB18.6 million and a net cash outflow in discontinued operations of RMB187.1 million.
Net cash used in operating activities amounted to RMB39.9 million in 2019, which comprised a net cash outflow in continuing operations of RMB20.2 million and a net cash outflow in discontinued operations of RMB19.7 million.
Investing activities
Net cash used in investing activities amounted to RMB37.6 million (US$5.9 million) in 2021, which comprised a net cash inflow in continuing operations of RMB15.9 million (US$2.5 million), representing proceeds from disposal of subsidiaries, and a net cash outflow in discontinued operations of RMB53.5 million (US$8.4 million).
Net cash used in investing activities amounted to RMB111.8 million in 2020, primarily reflecting a net cash outflow in discontinued operations of RMB111.8 million.
Net cash used in investing activities amounted to RMB114.7 million in 2019, primarily reflecting a net cash outflow in discontinued operations of RMB114.7 million.
Financing activities
Net cash used in financing activities amounted to RMB39.1 million (US$6.1 million) in 2021, which comprised a net cash outflow in continuing operations of RMB15.8 million (US$2.5 million), primarily due to the inflow of convertible loan of RMB108.3 million from a related party and a net cash outflow of principal repayments on loans of RMB125.0 million, and a net cash outflow in discontinued operations of RMB23.3 million (US$3.6 million).
Net cash used in financing activities amounted to RMB60.7 million in 2020, primarily reflecting a net cash outflow in continuing operations of RMB60.7 million.
Net cash used in financing activities amounted to RMB140.7 million in 2019, primarily reflecting a net cash outflow in continuing operations of RMB140.7 million.

C.
Research and Development, Patents and Licenses, etc.
We do not engage in any significant research and development activities, nor do we own any intellectual property.
D.
Trend Information
We did not generate any revenues. Other than as disclosed in the foregoing disclosures and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events during the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.
Critical Accounting Estimates
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. Our estimates and judgments include valuation allowance for deferred tax assets, uncertain tax positions, the initial valuation of the assets acquired and liabilities assumed and non-controlling
interest in a business combination, fair values of certain debt and equity investments, economic lives and impairment of long-lived assets, impairment of goodwill, standalone selling prices of performance obligations of revenue contracts, accounts receivable and contract assets allowances, measurement of right-of-use
assets and lease liabilities and share-based compensation. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.
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
Share-based Compensation
We apply ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All our share-based awards to employees were classified as equity awards.
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
We use the accelerated method for all awards granted with graded vesting service conditions, and the straight-line method for awards granted with non-graded
vesting service conditions. We account for forfeitures as they occur. We, with the assistance of an independent valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model and Monte Carlo simulation model were applied in determining the estimated fair value of the options granted to employees.

Income Taxes
We account for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s consolidated financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. We recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020 and 2021. We are currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
We are considered exempted Cayman Islands Companies and are presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.
Recent Accounting Pronouncements
Please see a detailed discussion in Note 2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management
Our board of directors reviewed the scope and roles and responsibilities of the executive officers in 2021 and determined that our executive officers for U.S. securities law purposes include our chief executive officer and chief financial officer. The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lihong Wang	54	Chairwoman, Chief Executive Officer, Director
Jonathan Jia Zhu	59	Director
Zhongjue Chen	43	Director
Weili Hong	52	Independent Director, Chairman of the Corporate Governance, Audit Committee and Nominating Committee
Jun Yan	39	Independent Director, Chairman of the Compensation Committee
Alex Wu	41	Acting Chief Financial Officer

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
Alex Wu
served as our chief financial officer since September 1, 2021. Mr. Wu has extensive experience in corporate finance, technology and management matters. Mr. Wu currently serves as an executive vice president and a member of the Asian Pacific private equity team of Bain Capital Private Equity. Before joining Bain Capital Private Equity in 2017, Mr. Wu worked at PricewaterhouseCoopers Consulting with a focus on the technology, media and telecommunications (TMT) sectors and digital solutions across cloud, e-commerce and
analytics. Prior to that, Mr. Wu worked with airline and telecommunications companies to plan and deliver transformation programs. Mr. Wu received his bachelor’s degree in computer science from Peking University and his MBA degree from the Australian Graduate School of Management at the University of New South Wales.
B.
Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2021, we paid an aggregate of approximately RMB 6.4 million (US$1.0 million) to our directors and executive officers.

Share Incentive Plan
We maintain share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.
2016 ESOP Plan
In 2016, our board of directors approved an equity incentive plan, or the 2016 ESOP Plan, by providing additional incentives and awards to attract, retain and motivate eligible senior executives and key employees and to link the interests of the award recipients with our shareholders.
Under the 2016 ESOP Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 ESOP Plan was 7,000,000. Unless otherwise approved by our shareholders, the 2016 ESOP Plan expires ten years after the date of its effectiveness.
In December 2021, our board of directors modified the exercise price of the options to $0.25 per share under the 2016 ESOP Plan, and such options shall be exercised on or prior to December 31, 2022. There were no unvested options as of the date of modification in 2021. As of the date of this annual report, options to purchase 6,804,170 ordinary shares, excluding awards that were forfeited or canceled after the relevant grant dates, have been granted and outstanding under the 2016 ESOP Plan. We incurred share-based compensation expenses upon our initial public offering, the exercisability event, upon which the options were accounted for as a cumulative compensation cost since the service inception date, with the remaining unrecognized compensation cost amortized over the remaining requisite service period. Other than the awards already granted, 195,830 shares are available for grant under the 2016 ESOP Plan as of the date of this annual report.
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
As of the date of this annual report, there are no outstanding awards under the 2016 ESOP Plan.
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
In December 2021, our board of directors modified certain terms under the 2017 ESOP Plan, pursuant to which (i) the exercise price was adjusted down to US$0.25 per share, (ii) the exercise period was amended to December 31, 2022, (iii) the market conditions were cancelled, and (iv) the vesting of 746,552 options granted to 17 employees was accelerated. 1,433,104 options were modified and the total incremental cost resulted from this modification was RMB136,989 (US$21,497). As of the date of this annual report, options to purchase 1,692,654 ordinary shares, excluding awards that were forfeited or canceled after the relevant grant dates, have been granted and outstanding, and 3,307,346 shares are available for grant under the 2017 ESOP Plan.
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

Name	Ordinary Shares (1) Underlying Outstanding Awards Granted		Price (2) (US$/Share)	Date of Grant (2)	Date of (2) Expiration
Lihong Wang		*	0.25	December 30, 2021	December 31, 2022

*	The outstanding options to purchase ordinary shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
(1)	Represents options to purchase ordinary shares.
(2)
In 2020, we amended certain options previously granted under the 2017 ESOP Plan in 2019, where the exercise price was amended from US$4.25 to US$1.75. In 2021, we amended certain options previously granted under the 2017 ESOP Plan in 2019, where the exercise price was amended from US$1.75 to US$0.25, and the date of grant was amended from August 14, 2020 to December 30, 2021. The date of expiration was amended from April 1, 2029 to December 31, 2022.

2020 ESOP Plan
In 2020, our board of directors approved a new equity incentive plan, or the 2020 ESOP Plan to help attract and retain the best available personnel, provide additional incentives to employees, directors and consultants. Per board approval, the awards are for employees, consultants and members of our board of directors for outstanding performance.
The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2020 ESOP Plan is three point five percent (3.5%) of all our issued shares (on a converted basis). Unless otherwise extended by the plan administrator, the 2020 ESOP Plan will not exceed ten years after the date of its effectiveness.
In December 2021, our board of directors modified certain terms under the 2020 ESOP Plan, pursuant to which (i) the exercise price was adjusted down to US$0.25 per share, (ii) the exercise period was amended to December 31, 2022, (iii) the market conditions were cancelled, and (iv) the vesting of 277,048 options granted to 6 employees was accelerated. 554,096 options were modified and the total incremental cost resulted from this modification was RMB17,655 (US$2,770). As of the date of this annual report, options to purchase 712,956 ordinary shares, excluding awards that were forfeited or canceled after the relevant grant dates, have been granted and outstanding, and 3,434,538 shares are available for grant under the 2020 ESOP Plan.
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

Name	Ordinary Shares (1) Underlying Outstanding Awards Granted		Price (2) (US$/Share)	Date of Grant (2)	Date of (2) Expiration
Lihong Wang		*	0.25	December 30, 2021	December 31, 2022

*	The outstanding options to purchase ordinary shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
(1)	Represents options to purchase ordinary shares.
(2)
In 2021, we amended certain options previously granted under the 2020 ESOP Plan in 2020, where the exercise price was amended from US$1.75 to US$0.25, and the date of grant was amended from September 11, 2020 to December 30, 2021. The date of expiration was amended from September 11, 2030 to December 31, 2022.

C.
Board Practice
Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

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
Audit Committee
. Our audit committee consists of Weili Hong and Jun Yan, and is chaired by Weili Hong. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and meet the independence standards under Rule
10A-3
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
Compensation Committee
. Our compensation committee consists of Zhongjue Chen and Jun Yan, and is chaired by Jun Yan. Jun Yan satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated upon. The compensation committee is responsible for, among other things:

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
Corporate Governance and Nominating Committee
. Our corporate governance and nominating committee consists of Jonathan Jia Zhu and Weili Hong, and is chaired by Weili Hong. Weili Hong satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The corporate governance and nominating committee is responsible for, among other things:

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
D.
Employees
As of the date of this report, other than our executive officers as described above, we have no employees and has not retained any contractor (other than consultants and advisors in the ordinary course of business consistent with past practice or in connection with the hearing with the Nasdaq).
E.
Share Ownership
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and

•	each selling shareholder.
The calculations in the table below are based on 118,499,830 ordinary shares issued and outstanding as of March 31, 2022.
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

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (%†)
Directors and Executive Officers: (1)
Lihong Wang	3,171,296	2.7%
All directors and executive officers as a group	3,171,296	2.6%
Principal Shareholders:
Bain Capital Rise Education IV Cayman Limited (2)	70,800,808	59.7%

*	Less than 1% of our total outstanding shares.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 118,499,830 which is the total number of ordinary shares outstanding as of March 31, 2022, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report.

(1)
The business address of Mr. Zhongjue Chen and Mr. Jonathan Jia Zhu is Suite 2501, Level 25, One Pacific Place, 88 Queensway, Hong Kong, and the business address of Ms. Lihong Wang and our other directors and executive officers is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

We are currently controlled by Bain Capital IV Cayman Limited, or Bain Capital. As of December 31, 2021, Bain Capital indirectly beneficially owns approximately 59.7% of the voting power of our outstanding shares.
To our knowledge, as of the date of this annual report, 47,699,022 of our ordinary shares, representing approximately 40.3% of our total outstanding ordinary shares, were held by record holders in the United States, including 46,162,798 ordinary shares held by JP Morgan Chase Bank, N.A. as the depositary of our ADS program and 1,536,224 ordinary shares held by six individual shareholders. None of our existing shareholders has different voting rights from other shareholders. None of our existing shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Employment Agreements and Indemnification Agreements.”
Other Transactions with Related Parties
As previously discussed, as part of the Sale, we also sold all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education IV Cayman Limited on December 30, 2021. We are currently controlled by Bain Capital Rise Education IV Cayman Limited, which beneficially owned approximately 59.7% of the voting power of our outstanding shares as of December 31, 2021.
We entered into a convertible loan agreement with Bain Capital Rise Education IV Cayman Limited on December 1, 2021, pursuant to which Bain Capital Rise Education IV Cayman Limited granted a convertible loan of RMB108.3 million (US$17 million) to the Company, mature at June 30, 2023. The loan is convertible into ordinary shares of the Company at US$0.35 per share, or US$0.70 per ADS, representing a premium of 10% over the volume weighted average closing price of the Company’s ADSs (each representing two ordinary shares) published on the relevant page on Bloomberg that shows such price on each day for a period of ten trading days prior to the date of the Convertible Loan Deed. Bain Capital Rise Education IV Cayman Limited plans to exercise conversion right when the Company completes the Merger with NaaS around mid-2022.

On February 8, 2022, we entered into the Merger Agreement with NaaS, pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth therein. Upon consummation of the Transaction, NaaS will become a wholly-owned subsidiary of the Company. BCPE Nutcracker Cayman, L.P., an affiliate of Bain Capital Rise Education IV Cayman Limited, holds approximately 0.9% and 16.9% of the outstanding shares of NaaS and Newlink, respectively.
C.
Interest of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A.
Consolidated Financial Statements and Other Financial Information
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

C.
Material Contracts
The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any subsidiary of ours is a party for the immediately preceding two years.
WFOE Purchase Agreement.
On December 1, 2021, the Company, Wuhan Xinsili Culture Development Co., Ltd. (the “Buyer SPV”), Rise (Tianjin) Education Information Consulting Co., Ltd. (“WFOE”), Beijing Step Ahead Education Technology Development Co., Ltd. (“VIE”), RISE Education International Limited (“Rise HK”) and Rise IP (Cayman) Limited (“Rise IP”) entered into a purchase agreement (the “WFOE Purchase Agreement”). The Buyer SPV is a newly-formed limited liability company controlled by the buyer consortium (the “Buyer Consortium”) consisting of certain franchisees of the Company and an affiliate of the Company’s senior management, who are PRC nationals.
Pursuant to the WFOE Purchase Agreement, the Company has agreed to, through Rise HK, sell all of the equity interests in WFOE to the Buyer Consortium (the “WFOE Sale”), in consideration of the Buyer Consortium (i) paying to Rise HK a nominal consideration, and (ii) assuming all liabilities of WFOE and its subsidiaries. Conditions precedent to the WFOE Sale include, among others, (i) Rise HK and Rise IP shall grant WFOE or other entities designated by the Buyer Consortium a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/ or Rise IP, (ii) the Company shall make an additional capital contribution to WFOE in US dollars equivalent of RMB20 million, and (iii) the lenders (the “Lenders”) of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000 (the “Facilities Agreement”) shall have released the applicable guarantees, obligations and equity pledges provided by WFOE and VIE. In addition, the Buyer SPV and its affiliates warrant that they will have no less than RMB100,000,000 at the closing of the WFOE Sale to fund the business operations of WFOE and its subsidiaries after completion of the Sale.
IP Holdco Purchase Agreement
. On December 1, 2021, the Company entered into a share purchase agreement (the “IP Holdco Purchase Agreement”) with Rise Education Cayman I Ltd (the “IP Seller”) and Bain Capital Rise Education IV Cayman Limited, a major shareholder of the Company (the “Shareholder”). The IP Seller is also the borrower (the “Borrower”) under the Facilities Agreement. Pursuant to the IP Holdco Purchase Agreement, the Company and the IP Seller have agreed to sell all of the equity interests in Rise HK and Rise IP to the Shareholder in consideration of the Shareholder (i) on behalf of the Borrower, paying US$2,500,000 to the Lenders in settlement of the Facilities Agreement, and (ii) causing Rise HK and Rise IP to grant WFOE or other entities designated by the Buyer Consortium a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP (the “IP Sale”, and together with the WFOE Sale, the “Sale”). The IP Sale is subject to, among other customary conditions precedent, the completion of the WFOE Sale.
Settlement Agreement.
In connection with the Sale, the Borrower, WFOE, VIE and the Shareholder and certain other parties entered into a settlement agreement (the “Settlement Agreement”) with the Lenders on December 1, 2021. Under the Settlement Agreement, the Lenders agreed to (i) acknowledge and consent to the Sale, (ii) discharge and release all liabilities and obligations of the Company and its subsidiaries under the Facilities Agreement in the amount of US$55,746,367.04; (iii) terminate, release and discharge all security interest, guarantee and indemnity created in connection with the Facilities Agreement; and (iv) waive, release and discharge all claims arising from or in connection with the Facilities Agreement, in exchange for (i) an aggregate amount of US$10,377,972.06, and (ii) the transfer of all interest in the Edge business (the “Edge Business”) that offers admission consulting, academic tutoring and test preparation services in Hong Kong and Singapore for students who intend to study abroad to a person nominated by the Lenders, and the obligation of the Borrower and the Shareholder to use their respective reasonable endeavors to run and manage the sale of the Edge Business to a third party for the 12 months following completion of the settlement contemplated under the Settlement Agreement (the “Settlement”). The Settlement is subject to, among other customary conditions precedent, the credit approval for each Lender, which the Lenders undertake to take all reasonable actions and steps required to obtain on or before December 17, 2021.
Convertible Loan Deed
. In order for the Company to make the settlement payment under the Settlement Agreement, make an additional capital contribution to WFOE pursuant to the WFOE Purchase Agreement and pay for certain operating expenses, the Company entered into a convertible loan deed with the Shareholder on December 1, 2021 (the “Convertible Loan Deed”), pursuant to which the Shareholder will provide an interest-free convertible loan of US$17 million to the Company, mature at June 30, 2023, convertible into ordinary shares of the Company at US$0.35 per share, or US$0.70 per ADS, representing a premium of 10% over the volume weighted average closing price of the Company’s ADSs (each representing two ordinary shares) published on the relevant page on Bloomberg that shows such price on each day for a period of ten trading days prior to the date of the Convertible Loan Deed (the “Convertible Loan”). In addition, at any time prior to the date falling 30 days after the date of the Convertible Loan Deed (the “Solicitation Period”), the Company has the right to solicit and raise alternative financing and prepay any drawn portion of the Convertible Loan and cancel any undrawn portion of the Convertible Loan in full with proceeds from such alternative financing. The Shareholder shall not have the right to convert the Convertible Loan during the Solicitation Period.
The Company announced closing of the Sale on December 30, 2021, upon which the Company has, through its subsidiaries, sold substantially all of its assets.
Merger Agreement
. On February 8, 2022, the Company announced that it and Dada Auto Inc. (“NaaS”), a leading operation and technology provider serving China’s electric vehicle (“EV”) charging market, entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Merger”). Upon consummation of the Merger, NaaS will become a wholly-owned subsidiary of the Company.

Support Agreement
. On February 8, 2022, Bain Capital Rise Education IV Cayman Limited, has entered into a support agreement (the “Support Agreement”), agreeing to vote in favor of the Merger and other proposals as may be reasonably agreed to by NaaS and the Company as necessary or appropriate in connection with the consummation of the Merger.
Voting Agreement
. In connection with the execution of the Merger Agreement, Newlinks Technology Limited, the parent company of NaaS, entered into a voting agreement with the Company and NaaS. Also in connection with the execution of the Merger Agreement, BCPE Nutcracker Cayman, L.P., an affiliate of the Bain Capital Rise Education IV Cayman Limited, which holds approximately 0.9% and 16.9% of the outstanding shares of NaaS and Newlink, respectively, as of the date of this annual report, entered into a voting agreement with the Company and NaaS (the “Newlink Shareholder Voting Agreement”, collectively with the Newlink Voting Agreement, the “Voting Agreements”), pursuant to which Newlink and BCPE Nutcracker Cayman, L.P. have, among other things, agreed to vote all of the shares that they beneficially own in NaaS and Newlink, as applicable, to approve of the Merger and other proposals as may be reasonably agreed to by the Company and NaaS as necessary or appropriate in connection with the consummation of the transactions contemplated by the Merger Agreement.
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

Passive Foreign Investment Company Rules
Based on the composition of our income and assets, and valuation of our assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2021, although there can be no assurance in this regard.
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
While we do not believe we were a PFIC for the taxable year ended December 31, 2021, the determination of whether we are a PFIC must be determined on an annual basis. Accordingly, there can be no assurance that we will not be a PFIC in any future taxable years. The determination of whether we are or will become a PFIC will depend on the composition of our income (which may differ from our historical results and current projections) and the assets and value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend on the market value of our ADSs from time-to-time
and may be volatile). Among other matters, if our market capitalization declines, we may be a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming, a PFIC for any prior taxable year, the current taxable year or future taxable years. The determination of whether we will be or become a PFIC may also depend, in part on how, and how quickly, we use our liquid assets, including cash. Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.
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
Foreign Currency Exchange Risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was appreciation of 1.3%, depreciation of 6.3% and 1.4% during the years ended December 31, 2019, 2020 and 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
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
Currency convertibility risk
The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Company’s cash and cash equivalents, and restricted cash denominated in RMB amounted to RMB16.0 million (US$2.5 million) as of December 31, 2021.

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
Disclosure Controls and Procedures
We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and Acting Chief Financial Officer (our principal financial officer), as appropriate, to allow timely decisions regarding required disclosure.
Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of December 31, 2021, the end of the period covered by this annual report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, has concluded that, as of the end of the period covered by this annual report, we did not maintain effective disclosure controls and procedures as of December 31, 2021 due to the material weaknesses identified in our internal control over financial reporting as described below. We have taken action to and will continue to undertake remedial steps to address such material weaknesses.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Notwithstanding the material weaknesses in our internal control over financial reporting, we have concluded that the consolidated financial statements included in this annual report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2021 due to the material weaknesses identified in our internal control over financial reporting.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.
The material weaknesses identified related to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. However, we cannot assure you that these measures may fully address or remediate the material weaknesses and control deficiencies.
Management’s Plan for Remediation
Management has discussed the material weakness described above with the Audit Committee and is in the process of identifying the steps necessary to design a remediation plan in order to remediate the material weaknesses. We anticipate that such plan will include the addition of accounting resources.
Attestation Report of the Registered Public Accounting Firm
This annual report on Form
20-F
does not include an attestation report of the company’s registered public accounting firm as an attestation report is not required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the SEC.
Inherent Limitations on Effectiveness of Controls
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all control issues or misstatements. Accordingly, our controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our control system are met. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become adequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control financial reporting.

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
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP and BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firms, for the years ended December 31, 2020 and 2021, respectively. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2020	2021

	(in thousands)
Audit fees (1)	$1,143	$612
Tax fees (2)	—	—
All other fees (3)	$881	—

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
all audit and
non-audit
services provided by BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

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
On November 22, 2021, we announced that Ernst & Young Hua Ming LLP (“EY”) had resigned as the independent registered public accounting firm of our Company, effective November 19, 2021.
EY’s audit report on the Company’s consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended December 31, 2020 and 2019, and the interim period through November 19, 2021, there has been no (i) “disagreements” as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement thereto in its reports on the consolidated financial statements for such periods; or (ii) “reportable events” as that term is described in accordance with Item 16F(a)(1)(v) of Form 20-F, except as previously disclosed, there were outstanding matters that require further assessment with respect to regulatory requirements that severely impacted the Company’s operations and its ability to continue as a going concern: “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education Stage”(the “Opinion”), and the circular published by the Chinese Ministry of Education and two other government authorities on its website to implement the Opinion, which requires all academic after-school tutoring institutions to complete registration as a not-for-profit organization by the end of December 31, 2021. As of the date of EY’s resignation, the Company has not been able to provide information to EY to resolve the above-mentioned matters to their satisfaction. Accordingly, EY was unable to progress their audit or render its audit report on our consolidated financial statements for the year ended December 31, 2021. EY is authorized to discuss these matters with our new auditor without limitation.

We provided a copy of the foregoing disclosure in Item 16F to EY and requested that EY furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EY addressed to the SEC, dated May 13, 2022, is filed as Exhibit 15.2 to this annual report.
On January 7, 2022, we announced that the Board of Directors (the “Board”) has appointed BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as the Company’s new auditor, effective as of January 7, 2022. The appointment of BDO was considered and approved by the audit committee of the Board and the Board.
During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent period prior to our engagement of BDO, neither we nor anyone on our behalf consulted BDO with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that BDO concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; (b) any matter that was either the subject of a disagreement, as defined in Item 16F (a)(1)(iv) of the instructions to Form 20-F, or (c) any reportable event, as defined in Item 16F (a)(1)(v) of the instructions to Form 20-F.

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

•	the requirement under Rule 5605(d) of the Nasdaq Listing Rules that each compensation committee member must be an Independent Director as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules; and

•	the requirement under Rule 5605(e) of the Nasdaq Listing Rules that each nomination committee member must be an Independent Director as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of RISE Education Cayman Ltd are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)

2.3	Form of Deposit Agreement among the registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)

4.1	English translation of Purchase Agreement, dated December 1, 2021, among RISE Education Cayman Ltd, Wuhan Xinsili Culture Development Co., Ltd., RISE Education International Limited, Rise (Tianjin) Education Information Consulting Co., Ltd., Beijing Step Ahead Education Technology Development Co., Ltd. and Rise IP (Cayman) Limited (incorporated by reference to Exhibit 99.2 from our report of foreign private issuer on Form 6-K (File No. 001-38235) filed publicly with the SEC on December 1, 2021)

4.2	Share Purchase Agreement, dated December 1, 2021, among RISE Education Cayman Ltd, Rise Education Cayman I Ltd and Bain Capital Rise Education IV Cayman Limited (incorporated by reference to Exhibit 99.3 from our report of foreign private issuer on Form 6-K (File No. 001-38235) filed publicly with the SEC on December 1, 2021)

4.3	Agreement and Plan of Merger, dated February 8, 2022, by and among RISE Education Cayman Ltd, Dada Merger Sub Limited, Dada Merger Sub II Limited and Dada Auto, Inc. (incorporated by reference to Exhibit 99.2 from our report of foreign private issuer on Form 6-K (File No. 001-38235) filed publicly with the SEC on February 8, 2022)

4.4	Shareholder Support Agreement, dated as of February 8, 2022, by and among RISE Education Cayman Ltd, Dada Auto, Inc., and Bain Capital Rise Education IV Cayman Limited (incorporated by reference to Exhibit 99.3 from our report of foreign private issuer on Form 6-K (File No. 001-38235) filed publicly with the SEC on February 8, 2022)

4.5	Company Shareholder Voting Agreement, dated as of February 8, 2022, by and among RISE Education Cayman Ltd, Dada Auto, Inc., and Newlinks Technology Limited (incorporated by reference to Exhibit 99.4 from our report of foreign private issuer on Form 6-K (File No. 001-38235) filed publicly with the SEC on February 8, 2022)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

12.1*	Certification by the Group Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Group Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Group Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Group Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP, Independent Registered Public Accounting Firm

15.2*	Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RISE Education Cayman Ltd

By:	/s/ Lihong Wang
Name:	Lihong Wang
Title:	Chairwoman and Chief Executive Officer
Date: May 13, 2022
[Signature Page to
20-F]

RISE EDUCATION CAYMAN LTD

F-1

Report of Independent Registered Public Accounting Firm
Shareholders and the Board of Directors
RISE Education Cayman Ltd
Grand Cayman, Cayman Islands
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of RISE Education Cayman Ltd and its subsidiaries (“the Company”) as of December 31, 2021, and the related consolidated statement of income/(loss), comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/BDO China Shu Lun Pan Certified Public Accountants LLP
We have served as the Company’s auditor since 2022.
Beijing, China
May 13, 2022

F-2

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of RISE Education Cayman Ltd
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of RISE Education Cayman Ltd (the “Company”) as of December 31, 2020, the related consolidated statements of income/(loss), comprehensive income/ (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young Hua Ming LLP
We served as the Company’s auditor from 2017 to 2021.
Beijing, the People’s Republic of China
April 19, 2021 except for Notes 3 and 14, as to which the date is May 13, 2022

F-3

RISE EDUCATION CAYMAN LTD
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,134	16,027	2,515
Restricted cash	5,244	—	—
Amounts due from related parties	181	177	28
Prepayments and other current assets	4,509	14,451	2,268
Current assets of discontinued operations (including current assets of the variable interest entity (“VIE”) without recourse to the Company amounting to RMB420,254 and RMB nil as of December 31, 2020 and 2021, respectively)	729,500	—	—
Total current assets	744,568	30,655	4,811
Non-current assets:
Non-current assets of discontinued operations (including non-current assets of the VIE without recourse to the Company amounting to RMB1,134,372 and RMB nil as of December 31, 2020 and 2021, respectively)	1,681,837	—	—
Total non-current assets	1,681,837	—	—
Total assets	2,426,405	30,655	4,811
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	226,744	—	—
Accrued expenses and other current liabilities	1,469	8,625	1,353
Current liabilities of discontinued operations (including current liabilities of the variable interest entity (“VIE”) without recourse to the Company amounting to RMB882,038 and RMB nil as of December 31, 2020 and 2021, respectively)	940,142	—	—
Total current liabilities	1,168,355	8,625	1,353
Non-current liabilities:
Long-term loan	191,397	—	—
Other non-current liabilities	—	2,838	445
Convertible loan from related parties	—	108,334	17,000
Non-current liabilities of discontinued operations (including non-current liabilities of the VIE without recourse to the Company amounting to RMB499,092 and RMB nil as of December 31, 2020 and 2021, respectively)	565,147	—	—
Total non-current liabilities	756,544	111,172	17,445
Total liabilities	1,924,899	119,797	18,798
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (US$0.01 par value; 200,000,000 and 200,000,000 shares authorized, 112,951,232 and 113,030,392 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	6,959	6,964	1,093
Additional paid-in capital	603,173	274,036	43,002
Statutory reserves	105,357	—	—
Accumulated deficit	(260,019)	(403,149)	(63,263)
Accumulated other comprehensive incom e	39,642	33,007	5,181
Total RISE Education Cayman Ltd shareholders’ equity (deficit)	495,112	(89,142)	(13,987)
Non-controlling interests	6,394	—	—
Total equity (deficit)	501,506	(89,142)	(13,987)
Total liabilities, non-controlling interests and shareholders’ equity	2,426,405	30,655	4,811
The accompanying notes are an integral part of the consolidated financial statements.

F-
4

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF INCOME/(LOSS)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative	(15,275)	(17,606)	(30,003)	(4,708)
Total operating expenses	(15,275)	(17,606)	(30,003)	(4,708)
Operating loss	(15,275)	(17,606)	(30,003)	(4,708)
Interest income	80	13	2	—
Gain on troubled debt restructuring	—	—	279,097	43,796
Net income/(loss)from continuing operations before income tax expense	(15,195)	(17,593)	249,096	39,088
Net income/(loss) from continuing operations	(15,195)	(17,593)	249,096	39,088
Net income/(loss) from discontinued operations, net of tax	159,755	(123,851)	(507,280)	(79,603)
Net income/(loss)	144,560	(141,444)	(258,184)	(40,515)
Net income /(loss) from continuing operations attributable to non-controlling interests	—	—	—	—
Loss from discontinued operations attributable to non-controlling interests	(3,540)	(9,011)	(9,697)	(1,522)
Less: Net loss attributable to non-controlling interests	(3,540)	(9,011)	(9,697)	(1,522)
Net income/(loss) attributable to RISE Education Cayman Ltd	148,100	(132,433)	(248,487)	(38,993)
Net income/(loss) from continuing operations attributable to RISE Education Cayman Ltd	(15,195)	(17,593)	249,096	39,088
Net income/(loss) from discontinued operations attributable to RISE Education Cayman Ltd, net of tax	163,295	(114,840)	(497,583)	(78,081)
Net income/(loss) attributable to RISE Education Cayman Ltd	148,100	(132,433)	(248,487)	(38,993)
Net income/(loss) per share - Basic:
Continuing operations	(0.13)	(0.15)	2.21	0.35
Discontinued operations	1.44	(1.02)	(4.41)	(0.69)
Total net income/(loss) per share - Basic	1.31	(1.17)	(2.20)	(0.34)
Net income/(loss) per share - Diluted:
Continuing operations	(0.13)	(0.15)	2.21	0.35
Discontinued operations	1.42	(1.02)	(4.41)	(0.69)
Total net income/(loss) per share - Diluted	1.29	(1.17)	(2.20)	(0.34)
Net income/(loss) per ADS*- Basic:
Continuing operations	(0.26)	(0.31)	4.42	0.70
Discontinued operations	2.88	(2.04)	(8.82)	(1.38)
Total net income/(loss) per ADS - Basic	2.62	(2.35)	(4.40)	(0.68)
Net income/(loss) per ADS* - Diluted:
Continuing operations	(0.25)	(0.31)	4.42	0.70
Discontinued operations	2.84	(2.04)	(8.82)	(1.38)
Total net income/(loss) per ADS - Diluted	2.59	(2.35)	(4.40)	(0.68)
Shares used in net income/(loss) per share computation
Basic	113,187,721	112,813,031	112,868,532	112,868,532
Diluted	114,464,108	112,813,031	112,868,532	112,868,532

*1	ADS represents 2 ordinary shares
The accompanying notes are an integral part of the consolidated financial statements.

F-
5

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income/(loss)	144,560	(141,444)	(258,184)	(40,515)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment s	(1,542)	(1,275)	(6,635)	(1,041)
Other comprehensive income/(loss)	(1,542)	(1,275)	(6,635)	(1,041)
Comprehensive income/(loss)	143,018	(142,719)	(264,819)	(41,556)
Less: comprehensive income (loss) attributable to non-controlling interests	(3,540)	(9,011)	(9,697)	(1,522)
Comprehensive income/(loss) attributable to RISE Education Cayman Ltd	146,558	(133,708)	(255,122)	(40,034)
The accompanying notes are an integral part of the consolidated financial statements.

F-
6

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

	Ordinary shares (Number)	Ordinary Shares (Amount)	Additional paid-in capital	Treasury shares	Statutory reserves	Accumulated deficit	Accumulative other comprehensive income/(loss)	Total RISE Education Cayman Ltd shareholder’s equity	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019	113,779,244	7,074	600,011	(23,460)	78,345	(248,674)	42,459	455,755	(14,921)	440,834
Net income	—	—	—	—	—	148,100	—	148,100	(3,540)	144,560
Acquisition of subsidiary	—	—	—	—	—	—	—	—	33,866	33,866
Share-based compensation	—	—	47,889	—	—	—	—	47,889	—	47,889
Issuances in relation to share option exercise	468,384	32	4,615	—	—	—	—	4,647	—	4,647
Other comprehensive income	—	—	—	—	—	—	(1,542)	(1,542)	—	(1,542)
Repurchase of ordinary shares*	(1,492,308)	—	—	(45,953)	—	—	—	(45,953)	—	(45,953)
Retirement of treasury shares*	—	(160)	(69,253)	69,413	—	—	—	—	—	—
Appropriation of statutory reserves	—	—	—	—	26,485	(26,485)	—	—	—	—
Balance at December 31, 2019	112,755,320	6,946	583,262	—	104,830	(127,059)	40,917	608,896	15,405	624,301
Net loss	—	—	—	—	—	(132,433)	—	(132,433)	(9,011)	(141,444)
Share-based compensation	—	—	17,999	—	—	—	—	17,999	—	17,999
Issuances in relation to share option exercise	195,912	13	1,912	—	—	—	—	1,925	—	1,925
Other comprehensive income	—	—	—	—	—	—	(1,275)	(1,275)	—	(1,275)
Appropriation of statutory reserves	—	—	—	—	527	(527)	—	—	—	—
Balance at December 31, 2020	112,951,232	6,959	603,173	—	105,357	(260,019)	39,642	495,112	6,394	501,506

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

F-
7

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

	Ordinary shares (Number)	Ordinary Shares (Amount)	Additional paid-in capital	Treasury shares	Statutory reserves	Accumulated deficit	Accumulative other comprehensive income/(loss)	Total RISE Education Cayman Ltd shareholder’s equity	Non- controlling interests	Total shareholders’ equity
Balance at December 31, 2020	112,951,232	6,959	603,173	—	105,357	(260,019)	39,642	495,112	6,394	501,506
Net loss	—	—	—	—	—	(248,487)	—	(248,487)	(9,697)	(258,184)
Share-based compensation	—	—	9,537	—	—	—	—	9,537	—	9,537
Issuances in relation to share option exercise	79,160	5	807	—	—	—	—	812	—	812
Other comprehensive income	—	—	—	—	—	—	(6,635)	(6,635)	—	(6,635)
Appropriation of statutory reserves	—	—	—	—	1,565	(1,565)	—	—	—	—
Disposal of RISE IP&RISE HK	—	—	(339,481)	—	—	—	—	(339,481)	—	(339,481)
Disposal of WFOE	—	—	—	—	(106,922)	106,922	—	—	3,303	3,303
Balance at December 31, 2021	113,030,392	6,964	274,036	—	—	(403,149)	33,007	(89,142)	—	(89,142)
Balance at December 31, 2021 (US$)	113,030,392	1,093	43,002	—	—	(63,263)	5,181	(13,987)	—	(13,987)

F-
8

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss) from continuing operation s	(15,195)	(17,593)	249,096	39,088
Gain on troubled debt restructuring	—	—	(279,097)	(43,796)
Changes in operating assets and liabilities:
Prepayments and other current assets	(5,946)	1,437	(9,942)	(1,560)
Accrued expenses and other current liabilities	983	(2,459)	7,160	1,125
Other non-current liabilitie s	—	—	2,838	445
Net cash (used in) continuing operating activities	(20,158)	(18,615)	(29,945)	(4,698)
Net cash (used in) discontinued operating activities	(19,696)	(187,127)	(509,825)	(80,003)
Net cash (used in) operating activities	(39,854)	(205,742)	(539,770)	(84,701)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries	—	—	15,932	2,500
Net cash generated from continuing investing activities	—	—	15,932	2,500
Net cash (used in) discontinued investing activities	(114,716)	(111,782)	(53,535)	(8,401)
Net cash (used in) investing activities	(114,716)	(111,782)	(37,603)	(5,901)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	(48,047)	—	—	—
Principal repayments on loans	(97,332)	(62,599)	(124,987)	(19,613)
Proceeds from exercise of share options	4,647	1,925	812	127
Convertible loan from related party	—	—	108,334	17,000
Net cash generated used in continuing financing activities	(140,732)	(60,674)	(15,841)	(2,486)
Net cash (used in) discontinued financing activities	—	—	(23,308)	(3,658)
Net cash (used in) financing activities	(140,732)	(60,674)	(39,149)	(6,144)
Effects of exchange rate changes	1,342	(5,443)	(6,635)	(1,041)
Net decrease in cash, cash equivalents and restricted cash	(293,960)	(383,641)	(623,157)	(97,787)
Cash, cash equivalents and restricted cash at beginning of year	1,316,785	1,022,825	639,184	100,302
Cash, cash equivalents and restricted cash at end of year	1,022,825	639,184	16,027	2,515
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of year	998,674	628,806	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of year	24,151	10,378	16,027	2,515
Supplemental disclosures of cash flow information of continuing operations:
Cash and cash equivalents	14,043	5,134	16,027	2,515
Restricted cash	10,108	5,244	—	—

The accompanying notes are an integral part of the consolidated financial statements.

F-
9

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION
RISE Education Cayman Ltd (the “Company”) is a limited company incorporated in the Cayman Islands under the laws of Cayman Islands on July 16, 2013.
The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its wholly-owned subsidiaries, the variable interest entity (the “VIE”), and the VIE’s subsidiaries and schools, which are located in the People’s Republic of China (the “PRC” or “China”) and Hong Kong Special Administration Region (“Hong Kong”). The VIE, the VIE’s subsidiaries and schools, hereinafter are collectively referred to as the “VIEs”. The accompanying consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and the VIEs (hereinafter collectively referred to as the “Group”). As of December 31, 2021, the Group only includes the Company, and the other two wholly-owned subsidiaries registered in the Cayman Islands.
The Group was principally engaged in the business of providing junior ELT services in China primarily under the “RISE” brand. The Group offered wide range of educational programs, services and products, consisting primarily of educational courses, sale of course materials, franchise services, and study tours.
On December 1, 2021, the Company, Wuhan Xinsili Culture Development Co., Ltd. (the “Buyer SPV”), Rise (Tianjin) Education Information Consulting Co., Ltd. (“WFOE”), Beijing Step Ahead Education Technology Development Co., Ltd. (“VIE”), RISE Education International Limited (“Rise HK”) and Rise IP (Cayman) Limited (“Rise IP”) entered into a purchase agreement (the “WFOE Purchase Agreement”). The Buyer SPV is a newly-formed limited liability company controlled by the buyer consortium (the “Buyer Consortium”) consisting of certain franchisees of the Company and an affiliate of the Company’s senior management, who are PRC nationals.
Pursuant to the WFOE Purchase Agreement, the Company has agreed to, through Rise HK, sell all of the equity interests in WFOE to the Buyer Consortium (the “WFOE Sale”), in consideration of the Buyer Consortium (i) paying to Rise HK a nominal consideration, and (ii) assuming all liabilities of WFOE and its subsidiaries. Conditions precedent to the WFOE Sale include, among others, (i) Rise HK and Rise IP shall grant WFOE or other entities designated by the Buyer Consortium a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/ or Rise IP, (ii) RISE HK shall make an additional capital contribution to WFOE in US dollars equivalent of RMB20,000, and (iii) the lenders (the “Lenders”) of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000 (the “Facilities Agreement”) shall have released the applicable guarantees, obligations and equity pledges provided by WFOE and VIE. In addition, the Buyer SPV and its affiliates warrant that they will have no less than RMB100,000 at the closing of the WFOE Sale to fund the business operations of WFOE and its subsidiaries after completion of the Sale.
On the same day, the Company entered into a share purchase agreement (the “IP Holdco Purchase Agreement”) with Rise Education Cayman I Ltd (the “IP Seller”) and Bain Capital Rise Education IV Cayman Limited, a major shareholder of the Company (the “Shareholder”). The IP Seller is also the borrower (the “Borrower”) under the Facilities Agreement. Pursuant to the IP Holdco Purchase Agreement, the Company and the IP Seller have agreed to sell all of the equity interests in Rise HK and Rise IP to the Shareholder in consideration of the Shareholder (i) on behalf of the Borrower, paying US$2,500 to the Lenders in settlement of the Facilities Agreement, and (ii) causing Rise HK and Rise IP to grant WFOE or other entities designated by the Buyer Consortium a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP (the “IP Sale”, and together with the WFOE Sale, the “Sale”). The IP Sale is subject to, among other customary conditions precedent, the completion of the WFOE Sale.

F-1
0

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

In connection with the Sale, the Borrower, WFOE, VIE and the Shareholder and certain other parties entered into a settlement agreement (the “Settlement Agreement”) with the Lenders on December 1, 2021. Under the Settlement Agreement, the Lenders agreed to (i) acknowledge and consent to the Sale, (ii) discharge and release all liabilities and obligations of the Company and its subsidiaries under the Facilities Agreement in the amount of approximately US$55,746; (iii) terminate, release and discharge all security interest, guarantee and indemnity created in connection with the Facilities Agreement; and (iv) waive, release and discharge all claims arising from or in connection with the Facilities Agreement, in exchange for (i) an aggregate amount of approximately US$10,377, and (ii) the transfer of all interest in the Edge business (the “Edge Business”) that offers admission consulting, academic tutoring and test preparation services in Hong Kong and Singapore for students who intend to study abroad to a person nominated by the Lenders, and the obligation of the Borrower and the Shareholder to use their respective reasonable endeavors to run and manage the sale of the Edge Business to a third party for the 12 months following completion of the settlement contemplated under the Settlement Agreement (the “Settlement”). The Settlement is subject to, among other customary conditions precedent, the credit approval for each Lender, which the Lenders undertake to take all reasonable actions and steps required to obtain on or before December 17, 2021.
In order for the Company to make the settlement payment under the Settlement Agreement, make an additional capital contribution to WFOE pursuant to the WFOE Purchase Agreement and pay for certain operating expenses, the Company entered into a convertible loan deed with the Shareholder on December 1, 2021 (the “Convertible Loan Deed”), pursuant to which the Shareholder will provide an interest-free convertible loan of US$17,000 to the Company for a period of 360 days, convertible into ordinary shares of the Company at US$0.35 per share, or US$0.70 per ADS, representing a premium of 10% over the volume weighted average closing price of the Company’s ADSs (each representing two ordinary shares) published on the relevant page on Bloomberg that shows such price on each day for a period of ten trading days prior to the date of the Convertible Loan Deed (the “Convertible Loan”). In addition, at any time prior to the date falling 30 days after the date of the Convertible Loan Deed (the “Solicitation Period”), the Company has the right to solicit and raise alternative financing and prepay any drawn portion of the Convertible Loan and cancel any undrawn portion of the Convertible Loan in full with proceeds from such alternative financing. The Shareholder shall not have the right to convert the Convertible Loan during the Solicitation Period.
On December 30, 2021, the Company has closed the “Sale”, in which, the Company has sold (i) all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. on December 28, 2021; and (ii) all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education IV Cayman Limited on December 30, 2021. Upon completion of the Sale, the Company has, through its subsidiaries, sold substantially all its assets and becomes a “public shell”.
In connection with the Sale, on December 30, 2021, the settlement (“Settlement”) with the lenders (“Lenders”) of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000 has also been completed. As part of the Settlement, all interest in the Edge business that offers admission consulting, academic tutoring and test preparation services in Hong Kong and Singapore for students who intend to study abroad has been transferred to a person nominated by the Lenders.
As of December 31, 2021, details of the Company’s subsidiaries are as follows:

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activity
Subsidiaries of the Company:
RISE Education Cayman III Ltd (“Cayman III”)	July 29, 2013	Cayman Islands	100%	Investment holding
RISE Education Cayman I Ltd (“Cayman”)	June 19, 2013	Cayman Islands	100%	Investment holding

F-1
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
During the year ended December 31, 2021, the Company has, through its subsidiaries, sold substantially all its assets and becomes a “public shell”. That means there will be no revenues, but operating expenses incurred in the future. As of December 31, 2021, although the Group had a working capital surplus of RMB22.0 million, cash and cash equivalents of RMB16.0 million, but there is still legal fee, audit fee and other miscellaneous fee incurred for the services of the 2021 financial statement during the first half year of 2022. Therefore, these conditions considered in aggregate that raise substantial doubt regarding the Group’s ability to continue as a going concern within one year after the date on which the financial statements of 2021 are issued.
The Group has plans in place to involve new operating business, and began exploring strategic alternatives, including business combinations. On February 8, 2022, the Company and Dada Auto Inc. (“NaaS”), a leading operation and technology provider serving China’s electric vehicle charging market, executed a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon consummation of the Transaction, NaaS will become a wholly-owned subsidiary of the Company. On April 29, 2022, the Company’s extraordinary general meeting of shareholders (the “EGM”) was held. At the EGM, shareholders approved, through a special resolution, the transactions contemplated in the Merger Agreement.
The Company and NaaS anticipate that the Transaction will be completed around mid-2022, subject to the satisfaction of closing conditions set forth in the Merger Agreement, including among other things, receipt of Company shareholder approval and regulatory approvals, including necessary PRC regulatory approvals (if applicable) and the continuous listing of the Company on the Nasdaq.
After considering management’s plans, it is probable that the Merger with NaaS will be effectively implemented and would bring sufficient funding for the Company to continue as a going concern. Therefore, substantial doubt about the Group’s ability to continue as a going concern is alleviated.
The Group’s consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

F-1
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
The Company deconsolidates its subsidiaries or business in accordance with ASC 810 as of the date the Company ceased to have a controlling financial interest in the subsidiaries. The Company accounts for the deconsolidation of its subsidiaries or business by recognizing a gain or loss in net income/loss attributable to the Company in accordance with ASC 810. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling
interest in the subsidiaries being deconsolidated, and the carrying amount of any non-controlling
interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/loss attributable to the non-controlling
interest, and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.
The Company assesses whether a deconsolidation is required to be presented as discontinued operations in its consolidated financial statements on the deconsolidation date. This assessment is based on whether or not the deconsolidation represents a strategic shift that has or will have a major effect on the Company’s operations or financial results. If the Company determines that a deconsolidation requires presentation as a discontinued operation on the deconsolidation date, or at any point during the one-year
period following such date, it will present the former subsidiary as a discontinued operation in current and comparative period financial statements.
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
non-controlling
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
Convenience translation
Amounts in the United States Dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.3726 per US$1.00 on December 30, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

F-1
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

Investments - Discontinued Operations
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
The Group makes a qualitative assessment of whether the equity investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group has to recognize an impairment loss in the consolidated statements of income/(loss) equal to the difference between the carrying value and fair value. As stipulated in the investment agreement, the Group contributed an additional RMB4,000 to the equity investee in 2020. The Group recognized impairment charge of nil, RMB37,000 and nil for the year 2019, 2020 and 2021, respectively. There were also no unrealized gains (upward adjustments) or losses (downward adjustments), excluding impairment resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer during the periods presented.
Inventories - Discontinued Operations
Inventories are finished goods and mainly comprised of textbooks and other educational study tools (“course materials”). Course materials are stated at the lower of cost or market. Cost is determined using the weighted average cost method. As of December 31, 2019, 2020 and 2021, the Group did not have any provision for inventories.

F-1
5

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment - Discontinued Operations
Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight line basis over the following estimated useful lives:

Electronic equipment	3 years
Furniture	3 – 5 years
Vehicles	4 years
Leasehold improvements	Shorter of the lease term or estimated useful life
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
Segment reporting
In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the Chief Executive Officer of the Group, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports. Substantially all of the Group’s revenues for the years ended December 31, 2019, 2020 and 2021 were generated from the PRC. As of December 31, 2020, a majority of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented. At the end of December 2021, the Group disposed all of the assets located in the PRC.
Troubled Debt Restructuring
The Group accounts for a debt amendment as a troubled debt restructuring when the transaction meets the two criteria: 1) The Group was experiencing financial difficulties; 2) the lender was granting a concession when the effective borrowing rate on the restructured debt is less than the effective borrowing on the original debt. If future undiscounted cash flows is greater than the net carrying value of the original debt, no gain is recognized, and a new effective interest rate is established based on the carrying value of the original debt and the revised cash flows. If future undiscounted cash flows is less than the net carrying value of the original debt, the difference between future undiscounted cash flows and the net carrying value of the original debt is recognized as gain on troubled debt restructuring, and the carrying value of the debt is adjusted to the future undiscounted cash flow amount. According to ASC205-20-45, when the debt will be not assumed by the buyer in the transaction and is required to be repaid as a result of the disposal, the interest cost on the debt should be allocated to discontinued operations and the debt should be allocated to continuing operations. For the year ended December 31, 2021, the Company recognized gain on debt distinguishment of R
M
B279,097 (US$43,796) in
continuing operations.

F-1
6

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-controlling
interests – Discontinued Operations
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
Goodwill – Discontinued Operations
The Group assesses goodwill for impairment in accordance with ASC
350-20,
Intangibles—Goodwill and Other: Goodwill
(“ASC
350-20”),
which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC
350-20.
There was only one reporting unit (that also represented the operating segment) as of December 31, 2020 and 2021, respectively. Goodwill was allocated to the one reporting unit as of December 31, 2020 and 2021, respectively. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step
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
On January 1, 2020, the Group adopted ASU
No. 2017-04,
Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of a reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. For the years ended December 31, 2019, 2020 and 2021, the Group recorded RMB nil, RMB nil and RMB nil impairment loss on goodwill respectively related to continuing operations, and RMB nil, RMB nil and RMB nil were related to discontinued operations for the years ended December 31, 2019, 2020 and 2021, respectively. Under ASC
810-10,
when a reporting unit is to be disposed of in its entirety, the entity must include in the reporting unit’s carrying amount the goodwill of that reporting unit in determining the gain or loss on disposal. The goodwill derecognized is no longer assigned to a reporting unit for purposes of impairment testing. As refer to Note 1, upon completion of the Sale, the Company has, through its subsidiaries, sold substantially all its assets. Therefore, the management of the Company did not perform goodwill impairment test at the end of December 31, 2021.

7

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets - Discontinued Operations
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
Impairment of long-lived assets other than goodwill – Discontinued Operations
The Group evaluates its long-lived assets, including fixed assets, intangible assets and operating lease right-of-use
assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. As of December 31, 2021, there was a full impairment of RMB4,069 (US$639) for partial intangible assets related to discontinued operations as the Group decided such intangible assets do not satisfy its current need and cannot accommodate the Group’s future strategy and thus the Group cannot benefit from existing implementation work nor re-sell/sublicense
the license or work to others, which was recorded in other income, net.

F-
1
8

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
Fair value of financial instruments – Discontinued Operations
Financial instruments include cash and cash equivalents, short-term investments, restricted cash, certain other current assets, long-term investment, accounts payable, long-term loan, customer advances, lease liabilities and certain other current liabilities. For long-term investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amounts of remaining financial instruments, except for the long-term loan, approximate their fair values because of their short-term maturities. The carrying amount of the long-term loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

F-
19

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition- Discontinued Operations
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
Revenue recognition- Discontinued Operations (Continued)

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
Advertising expenditures- Discontinued Operations
Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of (loss)/income.

F-2
1

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases - Discontinued Operations
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
The Group’s operating leases mainly related to offices and classroom facilities.
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

Share-based compensation – Discontinued Operations
The Group applies ASC 718,
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

Income taxes
The Group accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s consolidated financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Group recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Group is considered exempted Cayman Islands Companies and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.
Government subsidies- Discontinued Operations
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
Employee benefit expenses- Discontinued Operations
All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid.
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
2019-12,
“
Income Tax (Topic 740): Simplifying the Accounting for Income Taxes
”. This guidance removes certain exceptions to the general principles of ASC 740 and simplifies several other areas. For public business entities, the guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15,2020. The Group adopted this ASU in the first quarter of 2021 and has identified no material effect on its financial statements or disclosures.
In March 2020, the FASB issued ASU
No. 2020-04,
Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this ASU provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. LIBOR is expected to phased out by 2021. The amendments in this ASU are effective as of March 12, 2020 through December 31, 2022. The Group is currently evaluating the effect of this ASU on its financial statements and related disclosures.
In August 2020, the FASB issued ASU
No. 2020-06,
Debt—Debt with Conversion and Other Options (Subtopic
470-
20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40):
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU
2020-06),
which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted
method. The amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.
In October 2020, the FASB issued ASU
No. 2020-10,
Codification Improvements. The amendments in this ASU improve the consistency of the codification and reorganize the guidance into appropriate sections providing less opportunities for disclosures to be missed. The amendments in this update do not change GAAP and are not expected to result in a significant change in practice. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020. The Group adopted this ASU in the first quarter of 2021 and has identified no effect on its financial statements or disclosures.
In January 2021, the FASB issued ASU
No. 2021-01,
Reference Rate Reform (Topic 848). The amendments in this ASU clarify the scope of ASC 848 to include derivatives that are affected by a change in the interest rate used for discounting, margining, or contract price alignment that do not also reference LIBOR or another reference rate that is expected to be discontinued as a result of reference rate reform. Similar to ASU
2020-04,
the guidance is effective for all entities immediately upon issuance on January 7, 2021. The Group adopted this ASU in the first quarter of 2021 and has identified no effect on its financial statements or disclosures.

F-2
5

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recent accounting pronouncements (Continued)

In May 2021, the FASB issued ASU
No. 2021-04,
Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic
470-50),
Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic
815-40)
to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.
In October 2021, the FASB issued ASU
No. 2021-08,
Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this ASU improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability, and payment terms and their effect on subsequent revenue recognized by the acquirer. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, including the interim periods within those fiscal years. The Group is currently evaluating the effect of this ASU on its financial statements and related disclosures.

F-2
6

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

3.	DISCONTINUED OPERATIONS
The Company has sold (i) all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. on December 28, 2021; and (ii) all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education IV Cayman Limited on December 30, 2021. Upon completion of the Sale, the Company has, through its subsidiaries, sold substantially all its assets. See Note 1.
As refer to Note 2 – Principles of consolidation, in connection with the Sale, the Group evaluated and concluded that the subsidiaries in the Sale list should be accounted as discontinued operations during the year ended and as of December 31, 2021.
During the year ended December 31, 2021, prior to the Sale mentioned above, details of the Company’s principal subsidiaries, the VIE and the VIE’s subsidiaries and schools in the Sale list are as follows:

Percentage
of equity
interest
attributable
	Date of	Place of	to the	Principal
Name	establishment	establishment	company	activity
Subsidiaries of the Company:
Rise IP (Cayman) Limited (“Rise IP”)	24-Jul-13	Cayman Islands	100%	Educational consulting
Edge Franchising Co., Limited (“Edge Franchising”)	16-Mar-16	Hong Kong	100%	Educational consulting
Rise Education International Limited (“Rise HK”)	24-Jun-13	Hong Kong	100%	Educational consulting
Edge Online Co., Limited	1-Apr-18	Hong Kong	100%	Educational consulting
Rise (Tianjin) Education Information Consulting Co., Ltd. (“Rise Tianjin” or “WFOE”)	12-Aug-13	PRC	100%	Educational consulting, Sale of course materials, study tour service
VIE:
Beijing Step Ahead Education Technology Development Co., Ltd.	2-Jan-08	PRC	—	Educational consulting
VIE’s subsidiaries and schools:
Beijing Haidian District Step Ahead Training School	18-Sep-08	PRC	—	Language education
Beijing Shijingshan District Step Ahead Training School	14-Jul-09	PRC	—	Language education
Beijing Changping District Step Ahead Training School	3-Jul-09	PRC	—	Language education
Beijing Chaoyang District Step Ahead Training School	20-Jul-09	PRC	—	Language education
Beijing Xicheng District RISE Immersion Subject English Training School	5-Feb-10	PRC	—	Language education
Beijing Dongcheng District RISE Immersion Subject English Training School	30-Jul-10	PRC	—	Language education
Beijing Tongzhou District RISE Immersion Subject English Training School	19-Apr-11	PRC	—	Language education
Beijing Daxing District RISE Immersion Subject English Training School	31-Mar-13	PRC	—	Language education
Beijing Fengtai District RISE Immersion Subject English Training School	28-Feb-12	PRC	—	Language education

7

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

3.	DISCONTINUED OPERATIONS (Continued)

Percentage
of equity
interest
attributable
	Date of	Place of	to the	Principal
Name	establishment	establishment	company	activity
Beijing RISE Immersion Subject English Training School Co., Ltd.	26-Oct-18	PRC	—	Language education
Beijing Step Ahead Rise Education Technology Co., Ltd.	11-Dec-19	PRC	—	Language education
Beijing Huairou Ruida Education Training School	19-Jan-18	PRC		Language education
Shanghai Boyu Investment Management Co., Ltd.	29-Jan-12	PRC	—	Language education
Shanghai Riverdeep Education Information Consulting Co., Ltd.	8-Mar-10	PRC		Educational consulting services
Shanghai Ruiaidisi English Training School Co., Ltd.	5-Aug-19	PRC	—	Language education
Kunshan Ruiaidisi Education Technology Co., Ltd.	30-Jul-19	PRC	—	Language education
Guangzhou Ruisi Education Technology Development Co., Ltd.	17-Aug-12	PRC	—	Training services
Guangzhou Yuexiu District RISE Immersion Subject English Training School	29-Apr-14	PRC	—	Language education
Guangzhou Haizhu District RISE Immersion Subject English Training School-Chigang	8-Dec-14	PRC	—	Language education
Guangzhou Tianhe District RISE Immersion Subject English Training School	11-Jul-17	PRC	—	Language education
Guangzhou Liwan District Rise Education Training Center Co., Ltd.	25-Nov-19	PRC	—	Language education
Guangzhou Tianhe District Ruisi Education Consulting Co., Ltd.	11-Jul-17	PRC	—	Language education
Foshan Nanhai District Step Ahead Education Consulting Co., Ltd.	21-Jan-20	PRC	—	Language education
Shenzhen Mei Ruisi Education Management Co., Ltd.	28-Feb-14	PRC	—	Training services
Shenzhen Futian District Rise Training Center	8-Jan-15	PRC	—	Language education
Shenzhen Nanshan District Rise Training Center	26-May-15	PRC	—	Language education
Shenzhen Luohu District Rise Education Training Center	3-Aug-17	PRC	—	Language education
Shenzhen Longhua District Minzhi Rise Training Center	27-May-20	PRC	—	Language education

F-
28

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

3.	DISCONTINUED OPERATIONS (Continued)

Percentage
of equity
interest
attributable
	Date of	Place of	to the	Principal
Name	establishment	establishment	company	activity
Wuxi Rise Foreign Language Training Co., Ltd.	5-Jun-13	PRC	—	Training services
Wuxi Ruiying English Training Center Co., Ltd.	10-Jun-19	PRC	—	Language education
Ruisixing (Tianjin) Travel Services Co., Ltd.	3-Jul-18	PRC	—	Traveling services
Hebei Camphor Tree Information Technology Co., Ltd.	5-Nov-15	PRC	—	Investment holding
Shijiazhuang Forest Rock Education Technology Co., Ltd.	28-Aug-18	PRC	—	Investment holding
Shijiazhuang Xinhua District Oriental Red American Education Training School	14-Nov-19	PRC	—	Language education
Shijiazhuang Xinhua District Zhuoshuo Training School Co., Ltd.	13-Dec-19	PRC	—	Language education
Shijiazhuang Yuhua District Ai Ruisi Education Training School	1-Feb-19	PRC	—	Language education
Shijiazhuang Yuhua District Oriental Red Education Training School	1-Feb-19	PRC	—	Language education
Shijiazhuang Chang’an District Jinshuo Culture Education Training School Co., Ltd.	1-Apr-19	PRC	—	Language education
Shijiazhuang Qiaoxi District Deshuo Training School Co., Ltd.	27-Aug-20	PRC	—	Language education
Shijiazhuang Yuhua District Boshuo Training School Co., Ltd.	2-Jan-20	PRC	—	Language education

F-
29

RISE EDUCATION CAYMAN LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

3.	DISCONTINUED OPERATIONS (Continued)

The following tables set forth the assets, liabilities, results of operations and cash flows of discontinued operations, that were included in the Group’s consolidated financial statements (in thousands):

As at December 31, 2020
RMB
ASSETS
Current assets:
Cash and cash equivalents	549,486
Restricted cash	79,320
Accounts receivable, net	2,281
Amounts due from related parties	552
Inventories	7,814
Prepayments and other current assets	90,047
Total current assets of discontinued operations	729,500
Non-current assets:
Property and equipment, net	107,537
Intangible assets, net	185,647
Long-term investment	—
Goodwill	659,255
Deferred tax assets, net	34,241
Other non-current assets	55,853
Operating lease right-of-use assets	639,304
Total non-current assets of discontinued operations	1,681,837
Total assets belong to discontinued operations	2,411,337
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the variable interest entity (“VIE”) without recourse to the Company amounting to RMB882,038 (US$135,178) as of December 31, 2020):
Accounts payable	11,028
Accrued expenses and other current liabilities	162,724
Deferred revenue and customer advances	563,736
Income taxes payable	5,556
Current portion of operating lease liabilities	197,098
Total current liabilities of discontinued operations	940,142
Non-current liabilities (including non-current liabilities of the VIE without recourse to the Company amounting to RMB499,092 (US$76,489) as of December 31, 2020):
Deferred revenue and customer advances	38,204
Operating lease liabilities	452,485
Deferred tax liabilities, net	24,011
Other non-current liabilities	50,447
Total non-current liabilities of discontinued operations	565,147
Total liabilities of discontinued operations	1,505,289

F-3
0

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

3.	DISCONTINUED OPERATIONS (Continued)

	2019	2020	2021
	RMB	RMB	RMB
Revenues	1,529,447	958,467	890,386
Cost of revenues	(694,693)	(602,934)	(596,412)
Gross profit	834,754	355,533	293,974
Operating expenses:
Selling and marketing	(307,339)	(233,687)	(191,816)
General and administrativ e	(289,351)	(242,633)	(417,381)
Research and development expenses	—	—	—
Total operating expenses	(596,690)	(476,320)	(609,197)
Operating income/(loss)	238,064	(120,787)	(315,223)
Interest income	17,872	15,078	8,640
Interest expense	(34,093)	(23,611)	(16,823)
Foreign currency exchange gain/(loss)	(1,506)	(187)	1,627
Other income, net	10,115	26,961	(78,908)
Impairment loss of long-term investment	—	(37,000)	—
Income/(loss) before income tax expense	230,452	(139,546)	(400,687)
Loss on sale of discontinued operations	—	—	(97,777)
Income tax (expense)/benefit	(70,697)	15,695	(8,816)
Net income/(loss) from discontinued operations	159,755	(123,851)	(507,280)

Net cash (used in) discontinued operating activities	(19,696)	(187,127)	(509,825)
Net cash (used in) discontinued investing activities	(114,716)	(111,782)	(53,535)
Net cash (used in) discontinued financing activities	—	—	(23,308)

F-3
1

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

4.	CONCENTRATION OF RISKS
Concentration of credit risk
Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, and restricted cash. As of December 31, 2021, substantially all of the Group’s cash and cash equivalents, and restricted cash were deposited with financial institutions with high-credit ratings and quality.
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
Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against US$, there was appreciation of 1.3%, depreciation of 6.3% and 1.4% during the years ended December 31, 2019, 2020 and 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.
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
Currency convertibility risk
The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Group’s cash and cash equivalents, and restricted cash denominated in RMB amounted to RMB16,027 (US$2,515) as of December 31, 2021.

F-3
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
The Group recognized RMB83 and RMB347 of acquisition related costs which were included in general and administrative expenses for the years ended December 31, 2019 and 2020, respectively.
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
In December 2021, the Group sold all of its investment in Shijiazhuang, and the disposal of Shijiazhuang was qualified for reporting as a “discontinued operation”. See Note 3.

F-3
3

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

5.	BUSINESS COMBINATION (Continued)

Changping
On November 1, 2019, the Group acquired certain fixed assets, intellectual properties, material contracts and key employees of a franchised learning center in Changping (“Changping”) from a franchisee of the Group for a total cash consideration of RMB12,669
,
 of which RMB1,050 was unpaid as of December 31, 2020.
Identifiable intangible assets acquired include student base of RMB4,500
.
Goodwill recognized on the acquisition date is not tax deductible and amounted to RMB18,986
; a
nd represents the expected synergies from combining the operations of Changping and the Group, which does not qualify for separate recognition.
The actual results of operation after the acquisition date and pro-forma
results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant.
In December 2021, the Group sold all of its investment in Changping, and the disposal of Changping was qualified for reporting as a “discontinued operation”. See Note 3.
Huairou
On July 1, 2020, the Group acquired certain fixed assets, intellectual properties, material contracts and key employees of a franchised learning center in Huairou (“Huairou”) from a franchisee of the Group for a total cash consideration of RMB8,075, of which RMB700 was unpaid as of December 31, 2020.
Identifiable intangible assets acquired include student base of RMB3,000. Goodwill recognized on the acquisition date is not tax deductible and amounted to RMB11,956; and represents the expected synergies from combining the operations of Huairou and the Group, which does not qualify for separate recognition.
The actual results of operation after the acquisition date and pro-forma
results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant.
In December 2021, the Group sold all of its investment in Huairou, and the disposal of Huairou was qualified for reporting as a “discontinued operation”. See Note 3.

F-3
4

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Prepayments to suppliers	4,365	14,311	2,246
Deposits	144	140	22
	4,509	14,451	2,268

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other liabilities consisted of the following:

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Accrued other operating expenses	1,469	7,889	1,238
Others	—	736	115
	1,469	8,625	1,353

8.	TROUBLED DEBT RESTRUCTURING
On March 18, 2021, the Group entered into a Facility agreement with CTBC Bank Co., Ltd. for an aggregate amount of US$80,000 consisting of a five-year term loan facility of US$65,000 and a revolving credit facility of US$15,000.
The Facility was used to repay its existing loans for amount of US$65,000 as of March 18, 2021. The repayment schedule of the five-year term loan facility is listed as the following:

US$
March 18, 2022	3,250
March 18, 2023	8,125
March 18, 2024	11,375
March 18, 2025	16,250
March 18, 2026	26,000
65,000
The loan facility is guaranteed by Rise IP, Rise HK, the WFOE and VIE. Further, the ordinary shares of certain subsidiaries of the Group were pledged as collateral for the loan facility. In addition, the Group maintained deposits held in a designated bank account as security for interest payments consisting of the DSRA and Domestic CTBC accounts.
The Group concluded that the modification on March 18, 2021 would be considered a troubled debt restructuring pursuant to ASC470-60. As the future undiscounted cash flows is greater than the net carrying value of the original debt, no gain is recognized.
On December 1, 2021, the Group entered into a settlement agreement (the “Settlement”) with CTBC Bank Co., Ltd. (See Note 1). The Group evaluated the settlement in accordance with ASC 470, and determined the settlement is considered a troubled debt restructuring and an extinguishment of the existing debt. As a result of the settlement, the Group recognized a gain on troubled debt restructuring of RMB279,097 for the year ended December 31, 2021.

F-3
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
Bain Capital Advisors (China) Ltd. (“Bain Advisors”)
Investee
New York City Kids Club.(“NYC”)
Significant influence exercised by management of the Company
Wuhan Xinsili Culture Development Co., Ltd.
b) During the years ended December 31, 2019, 2020 and 2021, the Group had the following related party transactions:

			For the years ended December 31,
	Notes		2019	2020	2021	2021
			RMB	RMB	RMB	US$
Bain Capital Education IV	(i	)	—	—	108,334	17,000
Bain Capital Education IV			—	—	15,932	2,500
Wuhan Xinsili Culture Development Co., Ltd.	(ii	)	—	—	—	—

(i)
The Company entered into a convertible loan deed with the Bain Capital Education IV (the “Shareholder”) on December 1, 2021 (the “Convertible Loan Deed”), pursuant to which the Shareholder will provide an interest-free convertible loan of US$17,000 to the Company for the period ended June 30, 2023, convertible into ordinary shares of the Company at US$0.35 per share, or US$0.70 per ADS. If the Company fails to pay any amount payable under this Deed on its due date, interest shall accrue on such amount from the due date at a rate two percent. The Group determined the appropriate accounting treatment of its convertible debt in accordance with the terms in relation to the conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt. The Group evaluated the equity components immaterial, and accounted for the convertible loan as a non-current
liability as of December 31, 2021

The loan transactions for the year ended December 31, 2021 with details set forth below:

Year ended December 31, 2021
Loan granted	Principal	Interest Rate	Period
Convertible loan	108,334	—	December 1, 2021 to June 30, 2023

(ii)
The CEO of the Company, Ms. Lihong Wang is the chairman of Wuhan Xinsili Culture Development Co., Ltd. As refer to Note 1, pursuant to the WFOE Purchase Agreement, the Company has agreed to, through Rise HK, sell all of the equity interests in WFOE to Wuhan Xinsili Culture Development Co., Ltd., in consideration of the Buyer SPV (i) paying to Rise HK a nominal consideration, and (ii) assuming all liabilities of WFOE and its subsidiaries.

F-3
6

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

9.	RELATED PARTY TRANSACTIONS (Continued)

c) The balances between the Group and its related parties as of December 31, 2020 and 2021 are listed below:
Amounts due from a related party

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Bain Capital Education IV	181	177	28
Convertible loan from a replated party

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
Bain Capital Education IV	—	108,334	17,000
Amount due to related party is the balance of convertible loan with zero interest rate as of December 31, 2021.

7

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

10.	INCOME/(LOSS) PER SHARE
Basic and diluted income/(loss) per share and per ADS for each of the years presented are calculated as follows:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Numerator:
Net income/(loss) from continuing operations attributable to RISE Education Cayman Ltd	(15,195)	(17,593)	249,096	39,088
Net income/(loss) from discontinued operations attributable to RISE Education Cayman Ltd	163,295	(114,840)	(497,583)	(78,081)
Net income/(loss) attributable to RISE Education Cayman Ltd	148,100	(132,433)	(248,487)	(38,993)
Denominator:
Weighted average number of ordinary shares outstanding-basic	113,187,721	112,813,031	112,868,532	112,868,532
Weighted average number of ordinary shares outstanding-diluted	114,464,108	112,813,031	112,868,532	112,868,532
Net income/(loss) per share - Basic:
Continuing operations	(0.13)	(0.15)	2.21	0.35
Discontinued operations	1.44	(1.02)	(4.41)	(0.69)
Total net income/(loss) per share - Basic	1.31	(1.17)	(2.20)	(0.34)
Net income/(loss) per share - Diluted:
Continuing operations	(0.13)	(0.15)	2.21	0.35
Discontinued operations	1.42	(1.02)	(4.41)	(0.69)
Total net income/(loss) per share - Diluted	1.29	(1.17)	(2.20)	(0.34)
Net income/(loss) per ADS - Basic:
Continuing operations	(0.26)	(0.31)	4.42	0.70
Discontinued operations	2.88	(2.04)	(8.82)	(1.38)
Total net income/(loss) per ADS - Basic	2.62	(2.35)	(4.40)	(0.68)
Net income/(loss) per ADS - Diluted:
Continuing operations	(0.25)	(0.31)	4.42	0.70
Discontinued operations	2.84	(2.04)	(8.82)	(1.38)
Total net income/(loss) per ADS - Diluted	2.59	(2.35)	(4.40)	(0.68)
Nil, 953,168 and 4,047,619 share options were excluded from the computation of diluted income per share for the year ended December 31, 2019, 2020 and 2021, respectively, because their effects would be anti-dilutive.

F-
38

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

11.	SHARE- BASED PAYMENTS
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
In December 2021(“2021 Modification Date”), the Board of Directors modified the exercise price of Options to $0.25 per share, and such Options shall be exercised on or prior to December 31, 2022. There were no unvested options until 2021 Modification Date.

F-
39

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

11.	SHARE-BASED PAYMENTS (Continued)

A summary of the equity award activity under 2016 Equity Incentive Plan is stated below:

	Number of options	Weighted– average exercise price	Weighted- average grant date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
		US$		US$	US$
Outstanding, December 31, 2020	1,861,474	1.44	N/A	4.61	2,988
Exercised	(50,000)	1.44	N/A	N/A	16
Forfeited/Cancelled	(110,000)	1.44	N/A	N/A
Outstanding, December 31, 2021	1,701,474	0.64	N/A	1.00	—
Vested and expected to vest at December 31, 2021	1,701,474	0.64	N/A	1.00	—
Exercisable at December 31, 2021	1,701,474	0.64	N/A	1.00	—
The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 was RMB9,981, RMB2,380 and RMB104 (US$16).
There were nil awards were vested for the year ended December 31, 2021. There was nil of total unrecognized share-based compensation expenses.
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
In May 2021, the Board of Directors approved option grants to employees for the purchase of 850,000 of the Company’s ordinary shares. 60% of the options granted will generally vest in four equal installments over a prespecified service period (the “2017 Service Options”) while the remaining 40% of the options will vest based on certain performance conditions (the “2017 Performance Options”).
Modification of options
On August 12, 2020, considering the outstanding options granted under 2017 Share Incentive Plan was out-of-money,
the Board of Directors and compensation committee modified the 2017 Share Incentive Plan (the “Modified 2017 Share Incentive Plan”), pursuant to which the exercise price was adjusted down to US$1.75 per option, the vesting period was extended to ranging from December 31, 2020 to December 31, 2023, and the performance conditions were replaced with market conditions. 2,550,000 options were modified and the total incremental cost resulted from this modification was RMB9,018 (US$1,382).
On September 11, 2020, 1,613,506 options were granted to an employee under the Modified 2017 Share Incentive Plan. 60% of the options granted will generally vest in four equal installments on an annual basis with first vesting date on December 31, 2021, and the vesting of the remaining 40% of the options is based on certain market condition.
On December 30, 2021, the Board of Directors modified 2017 Share Incentive Plan, pursuant to which the exercise price was adjusted down to US$0.25 per share, the exercise period was amended to December 31, 2022, the market conditions were cancelled, and the vesting of 746,552 options granted to 17 employees was accelerated. 1,433,104 options were modified and the total incremental cost resulted from this modification was RMB137(US$21).

F-4
0

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

11.	SHARE-BASED PAYMENTS (Continued)

A summary of the equity award activity under 2017 Share Incentive Plan and Modified 2017 Share Incentive Plan is stated below:

	Number of options	Weighted– average exercise price	Weighted- average grant date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
		US$		US$	US$
Outstanding, December 31, 2020	3,873,506	1.89	1.76	8.86	4,731
Granted	850,000	1.75	0.63
Exercised	(23,300)	1.75	3.09		14
Forfeited/Cancelled	(3,030,852)	1.93	1.52
Outstanding, December 31, 2021	1,669,354	0.46	2.15	1.00	—
Vested and expected to vest at December 31, 2021	1,669,354	0.46	2.15	1.00	—
Exercisable at December 31, 2021	1,669,354	0.46	2.15	1.00	—
The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2021 was RMB87 (US$14).
1,157,328 awards were vested for the year ended December 31, 2021, and the weighted-average grant-date fair value for vested options is US$2.05. As of December 31, 2021, there was nil of total unrecognized share-based compensation expenses.
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
Modification of options
In December 2021, the Board of Directors modified 2020 Share Incentive Plan, pursuant to which the exercise price was adjusted down to US$0.25 per share, the exercise period was amended to December 31, 2022, the market conditions were cancelled, and the vesting of 277,048 options granted to 6 employees was accelerated. 554,096 options were modified and the total incremental cost resulted from this modification was RMB18(US$3).

F-4
1

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

11.	SHARE-BASED PAYMENTS (Continued)

A summary of the equity award activity under the 2020 Share Incentive Plan is as follows:

	Number of options	Weighted– average exercise price	Weighted- average grant date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
		US$		US$	US$
Outstanding, December 31, 2020	3,645,494	1.75	1.49	9.70	4,721
Exercised	(5,860)	1.75	1.59		3
Forfeited/Cancelled	(2,932,538)	1.75	1.47
Outstanding, December 31, 2021	707,096	0.57	1.60	1.00	—
Vested and expected to vest at December 31, 2021	707,096	0.57	1.60	1.00	—
Exercisable at December 31, 2021	707,096	0.57	1.60	1.00	—
The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2021 was RMB 21 (US$3).
514,572 awards were vested for the year ended December 31, 2021, and the weighted-average grant-date fair value for vested options is US$1.60. As of December 31, 2021, there was nil of total unrecognized share-based compensation expenses.

F-4
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
The assumptions used to estimate the fair value of awards granted or modified under 2016 Equity Incentive Plan, 2017 Share Incentive Plan, modified 2017 Share Incentive Plan and 2020 Equity Incentive Plan are as follows:

	2016 Equity Incentive Plan
	For the years ended December 31,
	2019	2020	2021
Risk-free interest rate	2.41%-3.34%	N/A	N/A
Expected volatility range	53.70%-55.20%	N/A	N/A
Suboptimal exercise factor	2.80	N/A	N/A
Fair value per ordinary share as at valuation date	US$4.11~US$5.37	N/A	N/A

	2017 Share Incentive Plan and Modified 2017 Share
	Incentive Plan
	For the years ended December 31,
	2019	2020	2021
Risk-free interest rate	3.29%	1.65%~1.69%	1.00%~2.30%
Expected volatility range	54.80%	55.10%~55.80%	57.00%~114.50%
Suboptimal exercise factor	2.80	2.80	2.80
Fair value per ordinary share as at valuation date	US$4.94	US$1.99~US$2.69	US$0.25~US$1.60

	2020 Share Incentive Plan and Modified 2020 Share
	For the years ended December 31,
	2019	2020	2021
Risk-free interest rate	N/A	1.69%~1.86%	1.00%
Expected volatility range	N/A	55.10%~55.80%	114.50%
Suboptimal exercise factor	N/A	2.80	2.80
Fair value per ordinary share as at valuation date	N/A	US$2.52~US$2.69	US$0.25

F-4
3

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

11.	SHARE-BASED PAYMENTS (Continued)

All of the share-based compensation is recognized in the discontinued operations. Total cost of the share-based payments is summarized as follows

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cost of revenues	2,617	1,821	(895)	(141)
Selling and marketing expenses	1,016	1,497	(1,124)	(176)
General and administrative expenses	44,256	14,681	11,556	1,813
Total	47,889	17,999	9,537	1,496

4

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

12.    ACCUMULATED OTHER COMPREHENSIVE INCOME

Foreign currency translation adjustments
RMB
Balance as of January 1, 2019	42,459
Foreign currency translation adjustments, net of tax of nil	(1,542)
Balance as of December 31, 2019	40,917
Foreign currency translation adjustments, net of tax of nil	(1,275)
Balance as of December 31, 2020	39,642
Foreign currency translation adjustments, net of tax of nil	(6,635)
Balance as of December 31, 2021	33,007
US$
Balance as of December 31, 2021	5,181
There have been no reclassifications out of accumulated other comprehensive income to net income for the periods presented.
13.    CONTINGENCIES
Contingencies
From time to time, the Group is also subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.
14.    SUBSEQUENT EVENT
Delisting
On January 11, 2022, the Company was notified by the Nasdaq Listing Qualifications Staff (“Staff”) that the Staff had determined to delist the Company’s securities unless the Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”). The Staff’s determination was based upon its conclusion that the Company is a “public shell” as that term is defined in Nasdaq Listing Rule 5101 as the result of the Company’s sale of substantially all of its assets on December 30, 2021. On February 17, 2022, the Company’s CEO and CFO attended along with its outside counsel, Kirkland & Ellis LLP, and Donohoe Advisory Associates LLC. Drew Chen of Bain Capital Asia (“Bain”) attended the hearing. The Company advised that, it began exploring strategic alternatives, including business combinations. On February 8, 2022, the Company executed a definitive agreement with NaaS for an all-share
merger. Finally, the Panel has determined to grant the Company’s request for an exception until June 30, 2022, to allow it to complete a business combination with NaaS and evidence compliance with all initial listing standards of The Nasdaq Stock Market.
Plan of Merger
On February 8, 2022, the Company and Data Auto Inc. (“NaaS”), a leading operation and technology provider serving China’s electric vehicle charging market, executed a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon consummation of the Transaction, NaaS will become a wholly-owned subsidiary of the Company. On April 29, 2022, the Company’s extraordinary general meeting of shareholders (the “EGM”) was held. At the EGM, shareholders approved, through a special resolution, the transactions contemplated in the Merger Agreement.
Amendment on convertible loan maturity date
On March 28, 2022, the Company signed an amendment agreement of RMB108,334 (US$17,000) convertible loan with Bain Capital Education IV to extend the maturity date to June 30, 2023. As the amendment was made before the issuance of the consolidated financial statements for the year ended December 31, 2021, the convertible loan was presented as non-current liabilities in the consolidated balance sheet as of December 31, 2021.

F-4
5