Form 20-F
period 2021-12-31
NaaS Technology Inc.
filed 2022-06-16
CIK 1712178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report June 10, 2022
Commission file number
001-38235

NaaS Technology Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name into English)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
Newlink Center, Area G, Building 7, Huitong Times Square,
No.1 Yaojiayuan South Road, Chaoyang District,
Beijing, 100024, The People’s Republic of
China
(Address of Principal Executive Offices)

Copies to:

Lei Zhao Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing 100024 China Telephone: +86 (10) 8551 1066	Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing 10 Class A ordinary shares, par value US$0.01 per share Class A ordinary shares, par value US$0.01 per share*	NAAS	Nasdaq Capital Market

*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Capital market.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 494,048,037 Class A ordinary shares, par value US$0.01 per share, 248,888,073 Class B ordinary shares, par value US$0.01 per share, and 1,398,659,699
Class C ordinary shares, par value US$0.01 per share, as of the date of this Shell Company Report on Form
20-F.
Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act
.     ☐   Yes    ☒
No
If this report is an annual or transition report, indicate by check mark if the registrant
is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐   Yes     ☐   No
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒   Yes     ☐   No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☒   Yes     ☐   No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

†	The term “new or revised financial accounting standard ” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    ☐   Yes     ☐   No
(APPLICABLE ONLY TO COMPANIES INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐   Yes     ☐   No

i

INTRODUCTION
In this Shell Company Report on Form
20-F,
unless otherwise indicated or unless the context otherwise requires:

•	“ADS” means American depositary share, each representing 10 ordinary shares, par value US$0.01 per share, as listed on Nasdaq under the symbol “NAAS.”

•	“CAC” means the Cyberspace Administration of China.

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this Shell Company Report on Form 20-F only, Taiwan, Hong Kong, and Macau.

•
“CIC” means China Insights Industry Consultancy Limited, an independent research firm who was commissioned to provide certain information regarding our industry and our market position in this Shell Company Report on Form
20-F.

•	“Class A ordinary share” means each of our Class A ordinary share, par value $0.01 per share.

•	“Class B ordinary share” means each of our Class B ordinary share, par value $0.01 per share.

•	“Class C ordinary share” means each of our Class C ordinary share, par value $0.01 per share.

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

•	“CSRC” means the Chinese Securities Regulatory Commission.

•	“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

•	“Dada Auto” means Dada Auto Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

•	“DCFC” means direct current fast charger with 30kW power output or more.

•
“dedicated charger” or “dedicated DCFC” means
non-DCFC
EV charger or DCFC, as applicable, that is dedicated to public utility vehicles or used exclusively by government agencies, corporations, or other specific groups of users.

•	“Effective Time” means the effective time of the Merger, which was on June 10, 2022.

•	“end-users” means EV drivers, being the end-users of our EV charging services.

•	“EV” means electric vehicle.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

•	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board. “IRS” means the U.S. Internal Revenue Service.

•	“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.

•	“ Kuaidian ” means the Kuaidian mobile application, and Kuaidian Weixin mini-program, each of which connects EV drivers with charging stations and charging piles.

•	“Merger” or “Mergers” has the meaning ascribed to it in “Part I – Brief Introduction.”

•	“Merger Agreement” has the meaning ascribed to it in “Part I – Brief Introduction.”

•
“NaaS” means (i) prior to the completion of the Restructuring, subsidiaries of Newlink that provided EV charging services in China, and (ii) upon and after the completion of the Restructuring, Dada Auto and its subsidiaries;

•	“Nasdaq” means The Nasdaq Stock Market LLC.

•	“Newlink” means Newlinks Technology Limited, an exempted company incorporated with limited liability incorporated under the laws of the Cayman Islands.

•	“non-private charger” means either public charger or dedicated charger.

•
“ordinary share” means (i) each of our ordinary share, par value $0.01 per share, outstanding immediately prior to the Effective Time, and (ii) each of our Class A ordinary share, Class B ordinary share, and Class C ordinary share, par value $0.01 per share, outstanding upon and after the Effective Time.

•	“PCAOB” means the Public Company Accounting Oversight Board.

•	“private charger” means privately owned EV charger that is dedicated to private cars and for personal or family use.

•
“public charger” or “public DCFC” means
non-DCFC
EV charger or DCFC, as applicable, that is installed in public area and accessible to the general public, and excludes, for the avoidance of doubt, dedicated charger.

•	“Renminbi” or “RMB” refers to the legal currency of China, and “US$” or “U.S. dollars” refers to the legal currency of the United States.

•
“Restructuring” means the series of transactions that NaaS completed to restructure its organization and its EV charging service business, as described in greater detail in “Item 4. Information on the Company—A. History and Development of the Company.”

•	“RISE” refers to RISE Education Cayman Ltd, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and, if applicable, its consolidated subsidiaries.

•	“SEC” means the United States Securities and Exchange Commission.

•	“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

•	“Transactions” has the meaning ascribed to it in “Part I – Brief Introduction.”

•	“VIE” means variable interest entity.

•
“we,” “us,” “our,” “our company,” or the “Company” means, upon and after consummation of the Mergers, NaaS Technology Inc. and its subsidiaries and, prior to the consummation of the Mergers, RISE Education Cayman Ltd and its consolidated subsidiaries.

FORWARD-LOOKING INFORMATION
This Shell Company Report on Form
20-F
contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those included in “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify these forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may include statements relating to, among other things:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	our ability to continuously develop new technology, services and products and keep up with changes in the industries in which we operate;

•	the expected growth of China’s EV charging industry and EV charging service industry and our future business development;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our ability to protect and enforce our intellectual property rights;

•	our ability to attract and retain qualified executives and personnel;

•	the ongoing COVID-19 pandemic and the effects of government and other measures seeking to contain its spread;

•	U.S.-China trade war and its effect on our operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements;

•	our expectations regarding our relationships with end-users, customers, suppliers and other business partners;

•	our ability to achieve anticipated benefits of the Mergers;

•	competition in our industry;

•	relevant government policies and regulations related to our industry; and

•	fluctuations in general economic and business conditions in China and globally.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this Shell Company Report on Form
20-F.
You should read thoroughly this Shell Company Report on Form
20-F
and the documents that we refer to in this Shell Company Report on Form
20-F
with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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
You should not rely on forward-looking statements as predictions of future events. The forward-looking statements made in this Shell Company Report on Form
20-F
relate only to events or information as of the date on which the statements are made in this Shell Company Report on Form
20-F.
We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I
Brief Introduction
On February 8, 2022, RISE entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NaaS, one of the largest and fastest growing electric vehicle charging service providers in China, Dada Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly-owned subsidiary of RISE (“Merger Sub”), and Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly owned subsidiary of RISE (“Merger Sub II”), pursuant to which Merger Sub was to merge (the “Merger”) with and into NaaS, with NaaS surviving as the surviving entity (the “Surviving Entity”), followed by the merger (the “Second Merger,” collectively with the Merger, the “Mergers”) of the Surviving Entity with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of RISE. Shareholders of NaaS were to exchange all of the issued and outstanding shares of NaaS immediately prior to the Merger for newly issued shares of RISE in a transaction exempt from the registration requirements under the Securities Act of 1933. A copy of the Merger Agreement was attached as Annex A to the proxy statement furnished as Exhibit 99.2 to our Current Report on Form
6-K
filed with the SEC on April 4, 2022 and incorporated herein by reference.
The Mergers and all transactions contemplated by the Merger Agreement and plans of merger (the “Transactions”) were consummated on June 10, 2022. Upon consummation of the Transactions, NaaS became our wholly-owned subsidiary. We changed our name from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and our ticker from “REDU” to “NAAS” and assumed and began conducting the principal business of NaaS.
Immediately prior to the Transactions, we were a shell company as defined in Rule
12b-2
under the Exchange Act. Prior to becoming a shell company, we were a junior English Language Training provider in China. As a result of the Transactions, we ceased to be a shell company. Pursuant to relevant rules under the Exchange Act, we are required to disclose the information in this Shell Company Report on Form
20-F
that would be required to be disclosed if we were registering securities under the Exchange Act.
Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management
Our board of directors was reconstituted in conjunction with the consummation of the Mergers. Upon the consummation of the Mergers, our board of directors and senior management consisted of the following individuals:

Name	Position/Title	Business Address

Zhen Dai	Chairman of the Board of Directors and Director	c/o Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, People’s Republic of China

Yang Wang	Chief Executive Officer and Director	c/o Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, People’s Republic of China

Weilin Sun	Director	c/o Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, People’s Republic of China

Zhongjue Chen	Director	Suite 2501, Level 25, One Pacific Place, 88 Queensway, Hong Kong

Bin Liu	Director	8F, Beijing Shougang International Building, Xizhimen North Street, Haidian District, Beijing, People’s Republic of China

Guangming Ren	Independent Director	12-2 Lang Yueyuan, Yayun Xinxin Jiayuan, Chaoyang District, Beijing, People’s Republic of China

Xiaoli Liu	Independent Director	Room 1902, Unit 1, Building 11, No. 8, Huamao City, Chaoyang District, Beijing, People’s Republic of China

Lei Zhao	Chief Financial Officer	c/o Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, People’s Republic of China

B.	Advisors
NaaS is advised by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities law and New York State law. China International Capital Corporation Hong Kong Securities Limited acted as the financial advisor to NaaS. RISE was advised by Kirkland & Ellis LLP with respect to certain legal matters as to United States federal securities law and New York State law. China Renaissance Securities (Hong Kong) Limited acted as the financial advisor to the audit committee of the board of directors of RISE.

C.	Auditor
Our auditor is Centurion ZD CPA & Co., located at Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong, which audited the financial statements of NaaS for the years ended December 31, 2020 and 2021.
BDO China Shu Lun Pan Certified Public Accountants LLP, located at 3/F, 7th Building, No. 16 Xi Si Huan Zhong Road, Haidian District, Beijing 100039, China, audited the financial statements of RISE for the year ended December 31, 2021. Ernst & Young Hua Ming LLP, located at Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China, served as RISE’s auditor until its resignation in November 2021 and audited the financial statements of RISE for the years ended December 31, 2019 and 2020.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Our Holding Company Structure
NaaS Technology Inc. is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, NaaS Technology Inc. may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to NaaS Technology Inc. may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt.
Historically, NaaS’ EV charging service business in China was a part of Newlink’s businesses and was primarily conducted through Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) and its subsidiaries, which were subsidiaries of Newlink. In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business (the “Restructuring”). As part of the Restructuring, Dada Auto, through a subsidiary, entered into contractual arrangements with Kuaidian Power Beijing, as a result of which Kuaidian Power Beijing initially became a VIE of Dada Auto, but such arrangements were terminated in April 2022 and Kuaidian Power Beijing ceased being a VIE of Dada Auto. Following the completion of the Restructuring, we do not have any VIE and we conduct our operations in China through our subsidiaries. For more information on our corporate history and the Restructuring, see “Item 4. Information on the Company—A. History and Development of the Company.” As used in this Shell Company Report on Form
20-F,
“we,” “us,” “our,” or “our company” means, upon and after consummation of the Mergers, NaaS Technology Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries, and, prior to the consummation of the Mergers, RISE Education Cayman Ltd, a Cayman Islands exempted company with limited liability, and its consolidated subsidiaries.
The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this Shell Company Report on Form
20-F.

Risks Related to Doing Business in China
We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or other foreign country. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over our business operation which, if exercised, could result in a material adverse change in our operations.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC should prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. The independent registered public accounting firms that issue the audit reports included elsewhere in this Shell Company Report on Form 20-F are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, and are not currently inspected by the PCAOB. This may impact our ability to remain listed on a United States or other foreign exchange. On May 20, 2022, we were identified as a “Commission Identified Issuer” under the HFCAA.
The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for the financial statements included elsewhere in this Shell Company Report on Form 20-F and the inability of the PCAOB to conduct inspections over our auditors deprives our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this Shell Company Report on Form
20-F,
our PRC subsidiaries have obtained the requisite licenses, permits, and registrations from the PRC government authorities that are material for their business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain additional licenses in relation our ongoing business operations and subject to penalties for failing to obtain certain licenses with respect to our past operations.”
Cash and Asset Flows through Our Organization
NaaS
NaaS Technology Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, NaaS Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NaaS Technology Inc. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require foreign-invested enterprises to set aside at least 10% of its after-tax
profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up
capital and the statutory reserve funds of our PRC subsidiaries. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Prior to the Restructuring completed in early 2022, NaaS’ EV charging service business in China was a part of Newlink’s businesses and was primarily conducted through Newlink and its subsidiaries. See “Item 4. Information on the Company—A. History and Development of the Company.”
In 2020 and 2021, (i) payments totaling RMB86.3 million and RMB279.8 million (US$43.9 million) were made among Newlink’s subsidiaries that conducted NaaS’ business arising from transactions conducted in connection with their respective operations; (ii) advances totaling RMB312.0 million and RMB497.9 million (US$78.1 million) were made among Newlink’s subsidiaries that conducted NaaS’ business; and (iii) no dividend or other distribution were made by any of the Newlink’s subsidiaries that conducted NaaS’ business.
Under PRC law, NaaS Technology Inc. and its offshore subsidiaries may provide funding to its PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings. For PRC and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”
RISE
RISE was previously a provider of junior English language training in China. On December 28, 2021, RISE completed the sale of all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. On December 30, 2021, RISE completed the sale of all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education Cayman IV Limited, RISE’s major shareholder. The foregoing sales represented the sale of substantially all of the assets of RISE and its subsidiaries. Immediately prior to the commencement of the Merger, RISE did not have any business operations.

A.	Selected Financial Data
Financial Data of RISE
RISE did not generate revenues from continuing operations prior to the consummation of the Mergers and since it became a shell company. Overall, RISE incurred a net loss from continuing operations of RMB15.2 million, RMB17.6 million and a net income of RMB249.1 million (US$39.1 million) for the year ended December 31, 2019, December 31, 2020 and December 31, 2021, respectively. Since RISE’s operations were primarily administrative, the net income from continuing operations relates entirely to the gain on troubled debt restructuring. RISE’s audited consolidated financial statements for the years ended and as of December 31, 2019, 2020 and 2021 are included in this Shell Company Report on Form
20-F
beginning on
page F-1.
Financial Data of NaaS
The following selected combined statements of loss and other comprehensive loss for NaaS for the years ended December 31, 2020, and 2021 and the selected combined statements of financial position as of December 31, 2020 and 2021 have been derived from NaaS’ audited combined financial statements, which are included in this Shell Company Report on Form
20-F
beginning on
page F-46.
NaaS’ historical results are not necessarily indicative of results expected for any future periods. The selected combined financial data should be read in conjunction with NaaS’ audited combined financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Shell Company Report on Form
20-F.
NaaS’ combined financial statements are prepared and presented in accordance with IFRS.

	For the year ended December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
Selected combined statements of loss and other comprehensive loss
Revenues, Gross	37,206	160,916	25,251
Online EV Charging Solutions	36,498	153,246	24,048
Offline EV Charging Solutions	565	7,060	1,107
Non-Charging Solutions and Other Services	143	610	96
Incentive to end-users	(31,374)	(143,142)	(22,462)

Revenues, Net	5,832	17,774	2,789
Other losses, net	(19)	(1,402)	(220)
Operating costs
Cost of revenues	(8,625)	(18,863)	(2,960)
Selling and marketing expenses	(47,214)	(183,165)	(28,743)
Administrative expenses	(11,755)	(28,458)	(4,466)
Research and development expenses	(20,448)	(37,158)	(5,831)

Total operating costs	(88,042)	(267,644)	(42,000)

Operating loss	(82,229)	(251,272)	(39,431)
Finance income/(costs), net	89	(640)	(100)

Net loss before income tax	(82,140)	(251,912)	(39,531)
Income tax expenses	(42)	(398)	(62)

Net loss for the year	(82,182)	(252,310)	(39,593)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company (Expressed in RMB per share)
Basic loss per share	(55,906)	(50,462)	(7,919)
Diluted loss per share	(55,906)	(50,462)	(7,919)

	As of December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
Selected combined statements of financial position
Cash and cash equivalents	3,665	8,726	1,369
Total current assets	48,358	126,964	19,923
Total assets	67,604	153,403	24,072
Total liabilities	57,840	128,334	20,138
Total equity	9,764	25,069	3,934
Currencies, Exchange Rates and Rounding
Our reporting currency is Renminbi. This Shell Company Report on Form
20-F
contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, which was the certified noon buying rate in effect as of December 30, 2021, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of June 10, 2022 was RMB6.7081 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts referred to in this Shell Company Report on Form
20-F
could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

Any discrepancies in any table in this Shell Company Report on Form 20-F between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

B.	Capitalization and Indebtedness
Below is a statement of our capitalization and indebtedness (including indirect and contingent indebtedness) as at December 31, 2021, showing our capitalization on a pro forma basis as if the Mergers had been completed as of that date. It is important that you read this table together with, and it is qualified by reference to, the audited consolidated financial statements of RISE and the audited combined financial statements of NaaS attached hereto starting on page F-1 and page F-46, respectively, of this Shell Company Report on Form 20-F.

	As of December 31, 2021
	RISE		NaaS				Pro Forma Adjustments		Pro Forma Combined
	RMB’000	US$’000	RMB’000		US$’000		RMB’000	US$’000	RMB’000	US$’000
Current liabilities
Current lease liabilities	—	—	8,061		1,265		—	—	8,061	1,265
Trade payables	—	—	437		68		—	—	437	68
Other payables and accruals	8,625	1,353	107,440		16,860		8,624	1,353	124,689	19,566
Total current liabilities	8,625	1,353	115,938		18,193		8,624	1,353	133,187	20,899
Non-current liabilities
Non-current lease liabilities	—	—	12,396		1,945		—	—	12,396	1,945
Other non-current liabilities	2,838	445	—		—		—	—	2,838	445
Convertible loan from related parties	108,334	17,000	—		—		(108,334)	(17,000)	—	—
T otal non-cur r ent liabilities	11 1,172	17,445	12,396		1,945		(108,334)	(17,000)	15,234	2,390
T otal liabilities	1 19,797	18,798	128,334		20,138		(99 ,710)	(15,647)	148,421	23,289
E quity
Ordinary shares	6,964	1,093	—	*	—	**	129,511	20,323	136,475	21,416
Additional paid in capital	274,036	43,002	415,601		65,217		532,322	83,533	1,221,959	191,752
Accumulated losses	(403,149)	(63,263)	(390,532)		(61,283)		27,240	4,275	(766,441)	(120,271)
Accumulated other comprehensive income	33,007	5,181	—		—		(33,007)	(5,181)	—	—
T otal equity	(89,142)	(13,987)	25,069		3,934		656,066	102,950	591,993	92,897
T otal equity and liabilities	30,655	4,8 1 1	153,403		24,072		556,356	87,303	740,414	1 16,186

*	Representing amount less than RMB1,000.
**	Representing amount less than US$1,000.

C.	Reasons For the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in our ADSs involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”
Risks Related to Our Business and Industry

•	NaaS is an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the near term.

•
NaaS experienced rapid growth and we expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

•
NaaS has a limited operating history. NaaS recently restructured certain aspects of its corporate organization and business operations, adopted a new and unproven business model and expanded into new business segments, and we are subject to significant risks in relation to such transition.

•	The EV charging industry and its technology are rapidly evolving and may be subject to unforeseen changes.

•	We face intense competition, including from a number of companies in China, and expect to face significant competition in the future as the public EV charging service industry develops.

•	Newlink exercises substantial influence over us. Our operation is dependent on our collaboration with Newlink.

•	We rely on our collaborative arrangements with the operator of Kuaidian in delivering our EV charging solutions.

•
Failure to effectively expand our sales and marketing capabilities could harm our ability to efficiently deliver our solutions, retain existing customers, increase our customer base, or achieve broader market acceptance of our solutions.

•
We face risks related to pandemics and epidemics, including the coronavirus pandemic, natural disasters, terrorist activities, political unrest and military conflicts, which could disrupt our production, delivery, and operations and materially and adversely affect our business, financial condition, and results of operations.

•
We currently have a concentrated customer base with a limited number of key customers. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services.

•	Our future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

•
Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging services and related solutions and therefore adversely affect our business, financial condition and operating results.

•	Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.
Risks Related to Doing Business in China

•	The PRC government has significant oversight over our business operation which, if exercised, could result in a material adverse change in our operations.

•	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•
The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for the financial statements included elsewhere in this Shell Company Report on Form 20-F and the inability of the PCAOB to conduct inspections over our auditors deprives our investors of the benefits of such inspections.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
We may be required to obtain additional licenses in relation to our ongoing business operations and may be subject to penalties for failing to obtain certain licenses with respect to our past operations.

•
The approval of and filing with the CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

Risks Related to Our ADSs

•
Our multi-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares and the ADSs may view as beneficial.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•
We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules, and as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

•	We will not pay dividends for the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

•	Substantial future sales or perceived sales of the ordinary shares or ADSs in the public market could cause the price of the ADSs to decline.

•
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

Risks Related to Our Business and Industry
NaaS is an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the near term.
NaaS incurred net loss of RMB82.2 million and RMB252.3 million (US$39.6 million) in 2020 and 2021, respectively. We expect to continue to incur significant operating expenses and net losses for the near term and expect that our net loss will increase in 2022 compared with 2021. There can be no assurance that we will be able to achieve profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, the widespread adoption of electric passenger and other vehicles and other electric transportation modalities, which may not occur.
NaaS experienced rapid growth and we expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.
NaaS had serviced more than 50, 200 and 800 charging station operators and more than 11,000, 17,000 and 30,000 charging stations as of December 31, 2019, 2020 and March 31, 2022, respectively. The total number of chargers accessible through its network increased substantially from 103,241 in 2019 to 165,073 in 2020 and reached 340,000 at March 31, 2022, representing an increase of 59.9% and 106.0% in 2020 and 2022Q1, respectively, and with more than 80% of the chargers being DCFCs as of March 31, 2022.

The growth and expansion of NaaS’ business placed, and the continued growth and expansion of our business following the completion of the Mergers will continue to place, a significant strain on management, operations, financial infrastructure and corporate culture. We will need to continue to improve our operational, financial and management controls and reporting systems and procedures in order to manage growth in operations and personnel. Failure to manage growth effectively could result in loss of customers, difficulty in attracting new customers, declines in quality of products and services or in customer satisfaction, increases in costs, difficulties and delays in introducing new products and services or enhancing existing products and services, information security vulnerabilities or other operational difficulties, any of which could have adverse effect on our business, financial condition and results of operations.
NaaS has a limited operating history. NaaS recently restructured certain aspects of its corporate organization and business operations, adopted a new and unproven business model and expanded into new business segments, and we are subject to significant risks in relation to such transition.
NaaS launched its mobility connectivity services in 2019. Full station operation commenced in June 2020 and non-charging services were launched one month later. NaaS began to provide hardware procurement services in July 2020, and electricity procurement services in October 2020. NaaS further added SaaS products and services targeting EVs and station operation and maintenance to its portfolio of solutions in 2021.
Historically, NaaS’ EV charging service business in China was primarily carried out through Newlink and its subsidiaries. Kuaidian Power Beijing also operated
Kuaidian
, the mobile application and the Weixin mini-program that connect EV drivers with charging stations and charging piles. In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business, including transactions where (i) Dada Auto, through a subsidiary, entered into contractual arrangements with Kuaidian Power Beijing, as a result of which Kuaidian Power Beijing initially became a VIE of Dada Auto, but such arrangements were terminated in April 2022 and Kuaidian Power Beijing ceased being a VIE of Dada Auto, and (ii) the ownership of
Kuaidian
as well as the rights to access and use certain data generated by or in the possession of
Kuaidian
were transferred to a third party service provider. For more information on our corporate history and the Restructuring, see “Item 4. Information on the Company—A. History and Development of the Company.”
As a result of the Restructuring, we do not have any VIE and we conduct our operations in China through our subsidiaries as of the date of this Shell Company Report on Form
20-F.
We are subject to many risks associated with NaaS’ limited operating history and the Restructuring. As a result of the divestment of the rights of NaaS in the operation of
Kuaidian
and related data, NaaS has been and we currently are in the process of, adjusting the business operations and model with respect to EV charging services. There is no assurance that such adjustment will be successful or will result in growth, revenue or profit. We may further experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period. Additionally, it is difficult to forecast the full impact of the Restructuring and it is uncertain whether the Restructuring will eventually be beneficial to us. We are also faced with risks and challenges with respect to our ability to:

•	manage changes in our business operations following the Restructuring;

•	navigate an evolving and complex regulatory environment;

•	improve and maintain our operational efficiency;

•	establish, retain and expand our customer base;

•	successfully market our product and service offerings;

•	attract, retain, and motivate talented employees;

•	anticipate and adapt to changing market conditions and demands, including technological developments and changes in competitive landscape; and

•	build a well-recognized and respected brand as we cease to conduct our business through Kuaidian or under the “Kuaidian” brand.

In addition, because we have a limited operating history and track record and operate in a rapidly evolving market, any predictions about our future revenues and expenses may not be as accurate as they would be if NaaS had had a longer operating history or operated in a more predictable market. NaaS encountered in the past, and we will continue to encounter in the future, risks and uncertainties frequently experienced by fast-growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or outdated, or if we do not address these risks successfully, our results of operations could differ materially from expectations, and our business, financial condition and results of operations could be adversely affected.
The EV charging industry and its technology are rapidly evolving and may be subject to unforeseen changes.
The EV charging market is in its early stage and is constantly evolving. New demands and preferences continue to emerge from industry participants, especially from charging station operators and owners and EV drivers. The EV charging market in China is unique in the sense that there is overall a very high demand for public charging infrastructure due to the scarcity of private or residential charging facilities. The trend towards the primacy of public charging is expected to continue in China and our product and service offerings are tailored in anticipation of this market development. There is however no assurance that public charging will be or will remain as the predominant mode of charging in China and the possibility of a transition to private charging or battery swap as the primary mode of charging, following a change in end-user
preference, legislative initiatives or otherwise, cannot be gainsaid. We will be tested on our ability to forecast and meet shifts in the market and to make timely adaptation of our product and service offerings. If we fail to do so, our business, operating results, prospects and financial condition will be adversely affected.
The EV charging industry is also characterized by rapid technological change, which will require us to continue to innovate in our product and service offerings. Any delays in such development could adversely affect market acceptance of our solutions. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our product and service offerings, to address the changing needs of the EV charging market. As new products and services are introduced, gross margins tend to decline in the near term and improve as the product and services become more mature and gain traction in the market. As EV and EV charging technologies change, we may need to upgrade our technologies, software and other product and service offerings in order to serve vehicles that have the latest technology, which could involve substantial costs. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected. There is no guarantee that any new products or services will be released in a timely manner, or at all, or achieve market acceptance. Delays in this respect could damage our relationships with customers and lead them to seek alternative providers. If we are unable to devote adequate resources to innovate and meet customer requirements on a timely basis or to remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, our may experience higher operating losses and our business and prospects could be adversely affected.
We face intense competition, including from a number of companies in China, and expect to face significant competition in the future as the public EV charging service industry develops.
The public EV charging service market is relatively new and competition is still developing.
We primarily compete with other EV charging service providers. Some charging station operator customers in China require solutions not yet available and the continuous arrival of new players in this market heightens the need for us to develop and maintain our competitive edge. In addition, there are multiple competitors in China with limited funding or capabilities, which could cause poor experiences, hampering overall EV adoption or trust in that particular provider or the EV charging service market as a whole.
Because the public EV charging service market is relatively nascent, our charging station operator customers and we have been and are expected to continue exploring different business models and innovate our product and service offerings. Our station operator customers are launching products and services that compete with our offerings and may continue to do so in the future. In addition, station operators will seek to acquire and connect with end-users
directly and reduce their reliance on third-party EV charging service provider like us. They may also be able to drive out EV charging service providers like us from a certain geography by dominating or monopolizing EV charging services in that locale.

There are also other means for charging EVs in China, which could affect the level of demand for public charging capabilities at charging stations. For example, certain EV OEMs have built and will continue to build their own supercharger network across China for their EVs, which could reduce overall demand for EV charging services at other sites or eliminate the need for services from third-party EV charging service provider all together. Also, third-party contractors can provide basic electric charging capabilities to potential customers seeking to have on premise EV charging capability as well as for home charging. In addition, many charger manufacturers and EV OEMs are offering home charging equipment, which could reduce demand for public charging infrastructure if EV owners find charging at home to be sufficient.
Further, our current or potential competitors may be acquired by third-parties with greater available resources or gain access to the capital markets for additional funding. As a result, competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.
New competitors or alliances may emerge in the future that have greater market share, more widely adopted proprietary technologies, greater marketing expertise and greater financial resources, which could put us at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of our current or future target markets, which could create price pressure. In light of these factors, such current or potential customers may accept competitive solutions. If we fail to adapt to changing market conditions or to continue to compete successfully with current charging service providers or new competitors, our growth will be limited which would adversely affect our business and results of operations.
Newlink exercises substantial influence over us. Our operation is dependent on our collaboration with Newlink.
As of the date of this Shell Company Report on Form
20-F,
Newlink has the right to vote 91.5% of our ordinary shares and has substantial influence over our affairs. We also rely on certain services provided by and cooperative arrangements entered into with Newlink and we benefit significantly from the strong market position, industrial insights, brand recognition and extensive upstream and downstream resources of Newlink.
There is no assurance that we will continue to maintain the same collaborative arrangements with or receive the same level of support from Newlink. Any failure by Newlink to perform its obligations under these arrangements or any change to Newlink’s own business, including its future operational needs, results of operations and cash flow and capital expenditure requirements, could affect our arrangements with Newlink or the level of support that Newlink is able or willing to offer to us, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, to our knowledge, Newlink intends to distribute some or all of the ordinary shares of ours that it owns to its shareholders, which could significantly reduce its shareholding. In the event that Newlink ceases to be a significant shareholder of ours as a result of such distribution, our collaborative relationship with Newlink may suffer, and Newlink may reduce the level of support it affords us or otherwise take actions that are not in our best interests or the best interests of our other shareholders, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We rely on our collaborative arrangements with the operator of Kuaidian in delivering our EV charging solutions.
We benefit significantly from and we are expected to continue relying on
Kuaidian
’s existing user base and services for our mobility connectivity services, referring end-users
connected to
Kuaidian
to our charging station operator customers.

Historically, Kuaidian Power Beijing operated
Kuaidian
. As part of the Restructuring, the ownership of
Kuaidian
as well as the rights to access and use certain data generated by or in the possession of
Kuaidian
have been transferred to a third-party service provider as of the date of this Shell Company Report on Form
20-F.
NaaS entered into a business cooperation agreement with the third-party service provider pursuant to which NaaS will receive certain services from such operator in relation to the delivery of EV charging solutions for an initial term of five years. There is however no assurance that we will continue to maintain the same collaborative arrangements with or receive the same level of services from the third-party service provider. If this arrangement is terminated or expires without renewal, or if the third-party service provider fails to perform its obligations under this arrangement or decides to conduct its business or operate
Kuaidian
in a way that is detrimental to our business interests, there would be a material adverse effect on our results of operations, business, financial condition, and prospects.
Our results of operation and future profitability are and will remain highly dependent on the success of our online EV charging solutions.
Our results of operation and future profitability are and will continue to substantially depend on the commercial success and market acceptance of our online EV charging solutions. As a result of such dependence, a significant decline in the demand for or pricing of our online EV charging solutions would have a material adverse effect on our business, operating results and financial condition. Any decline in the market demand for these solutions or any failure to timely improve our solutions or introduce new solutions could have a material adverse effect on our business, financial condition and results of operations. To the extent that our EV charging solutions do not meet customer expectations, in terms of quality, cost or otherwise, our future profitability may be materially and adversely affected. There can also be no assurance that we will be able to broaden our product and service portfolio or reduce our reliance on online EV charging solutions.
Failure to effectively expand our sales and marketing capabilities could harm our ability to efficiently deliver our solutions, retain existing customers, increase our customer base, or achieve broader market acceptance of our solutions.
Our ability to efficiently deliver our solutions, retain existing customers, grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. Sales and marketing expenses represent a significant percentage of our total revenue, and our operating results will suffer if sales and marketing expenditures do not contribute significantly to increasing revenue.
We are and we expect to be dependent on our
in-house
business development team to identify new charging station operator customers and explore near-term and long-term opportunities and convert them into our customers. We expect to continue expanding our direct business development force but we may not be able to recruit or retain a sufficient number of qualified personnel, which may adversely affect our ability to expand our business development capabilities. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Furthermore, hiring business development personnel in new regions can be costly, complex and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the initial revenue expected from those countries. There is significant competition for qualified business development personnel with strong sales skills and technical knowledge. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified business development personnel and on such personnel attaining desired productivity levels within a reasonable amount of time.
We also seek to improve the efficiency of our mobility connectivity services and attract more station operators and end-users
to join our network through a variety of online and offline marketing and branding activities and promotions targeting end-users
and other users of our EV charging network. This continues to require us to improve our marketing approaches and experiment with new marketing methods to keep pace with industry developments and end-user
preferences. Failure to refine our existing marketing strategies or to introduce new marketing activities in a cost-effective manner could reduce our customer mindshare, lower the effectiveness of the EV charging solutions we provide to our station operator customers and negatively impact our revenues, and consequently affect our profitability.
Our business will be harmed if we fail to continue investing in our sales and marketing capabilities or if our continuing investment does not generate a proportionate increase in revenue.

We rely on marketing, branding and promotional activities to maintain, enhance and protect our reputation and brand recognition, expand our business and improve the efficiency of our solutions, which activities may be costly and may not be effective.
We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with both our end-users
and our station operator customers. We seek to improve the efficiency of our mobility connectivity services and attract more station operators to join our network through a range of marketing, branding and promotional activities that target our end-users.
The promotion of our brand may require us to make substantial investments, including incentives offered to end users, and we anticipate that, as the market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. If we scale back our marketing activities or if our marketing efforts or the channels we use to promote our products and services become less effective, or if our competitors decide to devote more resources to marketing activities, we may fail to attract new end-users
or station operators or to retain our existing
end-users
or station operators, in which case our business, operating results and financial condition, would be materially and adversely affected.
We face risks related to pandemics and epidemics, including the coronavirus pandemic, natural disasters, terrorist activities, political unrest and military conflicts, which could disrupt our production, delivery, and operations and materially and adversely affect our business, financial condition, and results of operations.
Global pandemics, epidemics in China or elsewhere in the world, or fear of the spread of contagious diseases, such as coronavirus disease 2019
(COVID-19),
Middle East respiratory syndrome, Ebola virus disease, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, and other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, require us to incur significant costs to protect our employees and facilities, and result in regional or global economic distress, which could materially and adversely affect our business, financial condition, and results of operations.
Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect. Any one or more of these events may hamper our operation and adversely affect our sales results, potentially for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.
The
COVID-19
pandemic in particular, including the actual or contemplated imposition or return of stringent restrictions on commerce or social gatherings, has created significant volatility in the global economy. Global trade conditions and consumer trends that have originated during the pandemic continue and are expected to persist and may have a long-lasting adverse impact on us and the EV charging service industry in general.
Particularly, the pandemic has resulted in government authorities, including the PRC government, implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home
or
shelter-in-place
orders and business shutdowns. These measures have reduced and will continue to reduce the demand for transportation in general and as a consequence also lower the demand for EV charging services. Due to slowed economic activities, end-users
have also become more price-sensitive and we may be required to dish out more incentives and expend more resources on marketing activities to help generate more charging transactions for our charging station customers.
We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the pandemic or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the
COVID-19
pandemic, our operations will be negatively impacted. In addition, measures imposed by governments, may adversely impact our employees and operations and the operations of our customers, suppliers, vendors and business partners.
All of the foregoing measures may remain in place for a significant period of time.

Disruptions in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, such as exacerbated port congestion and intermittent supplier shutdowns and delays, have resulted in additional costs and, to a lesser extent, component shortages, and have led to fluctuations in the growth of EV sales in markets around the world. Any sustained downturn in the demand for EVs would also harm our business. Increased demand for personal electronics has also created a shortfall of semiconductor chips, which has caused additional supply challenges both within and outside of the EV and EV charging industry.
The effect of the
COVID-19
pandemic on our business, prospects and results of operations will depend on the direction and duration of current global trends and their sustained impact. Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the
COVID-19
pandemic, as well as reduced level of transportation activities or lowered spending by businesses, could have a material adverse effect on the demand for our products and services.
We are and expect to remain vulnerable to natural disasters and other calamities, the occurrence of which could give rise to interruptions, damage to property, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.
We currently have a concentrated station operator customer base with a limited number of key station operator customers. The loss of one or more of our key station operator customers, or a failure to renew our agreements with one or more of our key station operator customers, could adversely affect our results of operations and ability to market our products and services.
NaaS derived a substantial portion of its revenue from a limited number of key station operator customers. Although we plan to expand and diversify our station operator customer base, we still expect to be reliant on our major station operator customers. For the years ended December 31, 2021, NaaS’ top five station operator customers accounted for approximately 48% of its net revenue. In addition, a substantial number of charging stations on our network are operated under a franchise business model offered by one of our key station operator customer. These stations are connected to our network via our key station operator customer and we have no direct business relationship with their operators.
We expect that a substantial portion of our net revenue will continue to be derived from a relatively limited number of station operator customers. If we were to lose any of our key station operator customers, or if any of such customers experiences lower sales or lower charging volume, decides to conduct its business in a way that is not aligned with our business interests, or take other actions that are detrimental to our interests, there could be a material adverse effect on our results of operations, business, financial condition, and prospects. Key station operator customers may also seek, and on occasion receive, pricing, payment or other commercial terms that are less favorable to us and can hurt our competitive position.
Our future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.
Our future growth is highly dependent upon the adoption of EVs by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally. Although the demand for EVs has grown in recent years, there is no guarantee of continuing future demand. If the market for EVs develops more slowly than expected, or if the demand for EVs decreases, our business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

•	perceptions about EV features, quality, safety, performance and cost;

•	perceptions about the limited range over which EVs may be driven on a single battery charge;

•	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

•	volatility in the cost of oil and gasoline;

•	concerns regarding the stability of the electrical grid;

•	the decline of EV battery’s ability to hold a charge over time;

•	availability of service for EVs;

•	consumers’ perception about the convenience and cost of charging EVs;

•	increases in fuel efficiency;

•	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;

•	relaxation of government mandates or quotas regarding the sale of EVs; and

•	concerns about the future viability of EV manufacturers.
In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in the acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. Although China is currently one of the world’s major automotive markets, there have been fluctuations in terms of year-over-year growth in sales volume recently for passenger vehicles in general as well as for EVs. It cannot be predicted how the consumer demand for EVs and for passenger vehicles in general will develop in the future.
COVID-19
also had a significant adverse impact on EV sales and automobile sales in general in China. Amid the market slowdown, certain automakers operating in China have suffered declining performance or financial difficulties. If the consumer demand for EVs in China abates, our business, financial condition and results of operations could be materially and adversely affected.
Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging services and related solutions and therefore adversely affect our business, financial condition and operating results.
The EV market in China has benefited from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging stations. Any reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging services, which would adversely affect our financial results.
Our growth benefits from PRC government policies at central and local levels that favor the adoption of EVs and expansion of EV charging stations.
The PRC government has been implementing strict vehicle emission standards for internal combustion engine vehicles. Certain municipal governments in China impose quotas and lottery or bidding systems to limit the number of license plates issued to internal combustion engine vehicles, but exempt qualified EVs from these restrictions to incentivize the development of the EV market.
The PRC government also provides incentives to
end-users
and purchasers of EVs and EV charging stations in the form of tax exemptions, subsidies, other financial incentives and preferential utility rates for charging facilities. The EV market relies on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging services to end-users.
However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. As an example, the PRC central government has recently implementing a phase-out
schedule for the subsidies provided for purchasers of certain EVs. On December 31, 2021, the Ministry of Finance, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Science and Technology and the National Development and Reform Commission jointly issued the Notice on the Promotion and Application of Financial Subsidy Policies for New Energy Vehicles in 2022. According to the notice, the level of subsidy for new energy vehicles will be reduced by 30% in 2022 compared with 2021. The notice also stipulates that the subsidy for new energy vehicle purchases will terminate on December 31, 2022, and vehicles registered after December 31, 2022 will no longer be entitled to any government subsidy. The termination or scaling back of any governmental support or incentive could adversely affect our business, financial condition and operating results.

Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.
Historically, our PRC subsidiary, Kuaidian Power Beijing, operated
Kuaidian
. As part of the Restructuring, the ownership of
Kuaidian
as well as the rights to access and use certain data generated by or in the possession of
Kuaidian
have been transferred to a third-party service provider as of the date of this Shell Company Report on Form
20-F.
NaaS entered into a business cooperation agreement with the third-party service provider, pursuant to which NaaS will receive certain services from such operator in relation to the delivery of EV charging solutions.
We and the third-party service provider face challenges with respect to the complex and evolving laws and regulations regarding cybersecurity and data privacy in China, including without limitation, the PRC Criminal Law, PRC Civil Code, PRC Cybersecurity Law, PRC Data Security Law, and PRC Personal Information Protection Law. These laws and regulations mandate the protection of the confidentiality, integrity, availability, and authenticity of the information of end-users.
While we believe the third-party service provider has adopted information security policies and deployed measures to implement the policies, there could be compromise or breach of its information system due to increased level of expertise of hackers or otherwise. If the third-party service provider is unable to protect its systems, and hence the information stored in its systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause the termination or suspension of the business of the third-party service provider or otherwise result in material adverse impact on its operations and thereby its collaborative arrangement with us. This could in turn have material adverse impact on our business, prospects, financial condition and operating results.
The PRC Criminal Law, as most recently amended on November 1, 2015, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obligated to provide security maintenance for their products and services and to comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020, and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under Chinese civil law.
PRC regulators have been increasingly focused on regulation in areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In addition, certain internet platforms in China have reportedly been subject to heightened regulatory scrutiny in relation to cybersecurity matters.
In April 2020 the Chinese government promulgated the Cybersecurity Review Measures (the “2020 Cybersecurity Review Measures”), which came into effect on June 1, 2020. On December 28, 2021, the Chinese government promulgated the amended Cybersecurity Review Measures (the “2022 Cybersecurity Review Measures”), which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators’ purchase of network products and services and internet platform operators’ data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. Under the Regulation on Protecting the Security of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, effective September 1, 2021, “critical information infrastructure” is defined as important network facilities and information systems in important industries and fields, such as public telecommunication and information services, energy, transportation, water conservancy, finance, public services,
e-government
and national defense, science, technology and industry, as well as other important network facilities and information systems that, in case of destruction, loss of function or leak of data, may severely damage national security, the national economy and the people’s livelihood and public interests. As of the date of this Shell Company Report on Form
20-F,
neither we nor the third-party service provider has been informed by any PRC governmental authority that we or it operates any “critical information infrastructure.”

The 2022 Cybersecurity Review Measures provides, among others, that: (i) internet platform operators who are engaged in data processing are also subject to the regulatory scope; (ii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office; (iv) the risks of core data, important data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, important data or large amounts of personal information being influenced, controlled or used maliciously by foreign governments and any cybersecurity risk associated with a company’s listing on a stock exchange shall be collectively taken into consideration during the cybersecurity review process; and (v) critical information infrastructure operators and internet platform operators covered by the 2022 Cybersecurity Review Measures shall take measures to prevent and mitigate cybersecurity risks in accordance with the requirements therein. On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Administrative Regulation on Network Data Security”). Under the Draft Administrative Regulation on Network Data Security, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) overseas data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization or subdivision that involves important data and personal information of more than one million individuals, the transaction shall be reported to the authority in-charge
at the municipal level (by data processor or data recipient).
As of the date of this Shell Company Report on Form
20-F,
neither we nor the third-party service provider has been directed by any PRC governmental authority to apply for cybersecurity review, or received any inquiry, notice, warning, sanction in such respect or been denied permission from any Chinese authority with respect to the listing on a stock exchange in any foreign country, the Mergers or the Transactions. However, as the PRC government has the authority and discretion to interpret and implement these laws and regulations and there remains uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, there is no assurance that we or the third-party service provider will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations on Network Data Security (if enacted) as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can it be assured that we or the third-party service provider would be able to pass any cybersecurity review if required. In addition, we and the third-party service provider could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to any new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review or any other non-compliance
with applicable laws and regulations may result in fines, suspension of business, prospects, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us or the third-party service provider, which may have a material adverse effect on our business, financial condition and results of operations.

On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC, promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm it will cause to national security, public interests or the rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, effective November 1, 2021. The Personal Information Protection Law clarifies the required procedures for personal information processing, the obligations of personal information processors, and individuals’ personal information rights and interests. The Personal Information Protection Law provides that, among other things, (i) the processing of personal information is only permissible under certain circumstances, such as prior consent from the subject individual, fulfillment of contractual and legal obligations, furtherance of public interests or other circumstances prescribed by laws and regulations; (ii) the processing of personal information should be conducted in a disciplined manner with as little impact on individuals’ rights and interests as possible, and (iii) excessive collection of personal information is prohibited. In particular, the Personal Information Protection Law provides that personal information processors should ensure the transparency and fairness of automated decision-making based on personal information, refrain from offering unreasonably differentiated transaction terms to different individuals and, when sending commercial promotions or information updates to individuals selected through automated decision-making, simultaneously offer such individuals an option not based on such individuals’ specific characteristics or a more convenient way for such individuals to turn off such promotions.
On October 29, 2021, the CAC released the Draft Measures on Data Export Security Assessment (the “Draft Security Assessment Measures”) for public comments through November 28, 2021, which provides for the scope of data that will be subject to security assessment when being exported, including (i) personal information and important data collected and generated by a critical information infrastructure operator; (ii) any important data that is to be exported; (iii) personal information from a data processor that has processed personal information of one million individuals or more; (iv) information from a data processor that in aggregate has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals; and (v) such other information prescribed by the CAC. As its provisions and anticipated adoption or effective date are subject to change, and the interpretation and implementation measures remain uncertain, there is no assurance that the final rules will not have material adverse effect on the business operations of the third-party service provider or on us.
On February 10, 2022, the MIIT, issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial) (Second Draft) (the “Draft Data Security Measures in the IT Field”), which stipulates that all businesses which handle data in the field of industry and informatization in China are required to categorize such information as “ordinary,” “important” or “core” and businesses processing “important” or “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and informatization includes industrial data, telecoms data and radio data. “Industrial data” refers to information gathered and produced in the process of R&D, design, production and manufacturing, operation management, operation and maintenance, platform operation and other processes in all sectors and fields of industry. “Telecoms data” refers to information gathered and produced in the operation of telecommunications businesses. “Radio data” refers to radio frequency, radio station and other radio parameter data generated and collected in the operation of radio businesses. The Draft Data Security Measures in the IT Field also provides that the provision of “important” or “core” data to a foreign party requires a security assessment of the cross-border data transfer (by relevant PRC authorities), and no data in the field of industry or informatization stored in China can be provided to foreign regulatory authorities without the approval of the MIIT. If the Draft Data Security Measures in the IT Field, once issued, mandates a review process for the provision of “important” or “core” data to foreign parties, there are uncertainties as to whether any of the services received and used in our business will be implicated, and if so implicated, whether any such services can be provided to or by us. However, given that both the Draft Data Security Measures in the IT Field and the Draft Security Assessment Measures are published for public comments only, it remains uncertain as to whether and in what form would the final measures will be issued. It cannot be assured that these measures, once issued, would not have a material adverse effect on our business, prospects, financial condition or results of operations.
Regulatory requirements on cybersecurity and data privacy are evolving and can be subject to varying interpretations or significant changes. While NaaS transferred the ownership of
Kuaidian
as well as the rights to access and use certain data generated by or in the possession of
Kuaidian
to the third-party service provider, there is no guarantee that the current security measures and operations of ours and of the third-party service provider are and will remain compliant with applicable laws, and we and the third-party service provider, in the event of non-compliance,
may be imposed with penalties, including fines, suspension of business, and revocation of required licenses, which could materially and adversely affect our business, prospects, financial condition and operating results.

We rely on the service of our founders and certain members of our executive management team, and the loss of any of them may adversely affect our operations. Further, if we are unable to attract or retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.
Our continued success is and will continue to depend to a significant extent on the efforts and abilities of Mr. Zhen Dai, Ms. Yang Wang and Mr. Lei Zhao, serving as our chairman of board of directors, chief executive officer and chief financial officer, respectively, and each of whom is and will continue to be actively engaged in our management and determines our strategic direction. The departure of any of the foregoing key individuals from or their reduced attention to us could have a material adverse effect on our operations, financial condition and operating results. Ms. Wang also serves as president of Newlink, and may not be able to devote her full efforts to our affairs.
We are and will continue to be dependent upon the services of members of our executive management team. Our future performance will also depend on their continued services and continuing contributions to formulate and execute our business plan and to identify and pursue new opportunities and product innovations. The loss of services of any of these individuals, or the ineffective management of any leadership transitions could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and operating results.
Our success also depends, in part, on the continuing ability to identify, hire, attract, train and develop and retain highly qualified personnel. The inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial condition. Competition for employees can be intense and the ability to attract, hire and retain them will depend on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future.
We may need to raise additional funds and these funds may not be available when needed, if at all.
We may need to raise additional capital in the future to further scale and expand our business. We may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. There is no certainty that additional funds will be available on favorable terms when required, or at all. If additional funds cannot be obtained when needed, our financial condition, results of operations, business and prospects could be materially and adversely affected. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms. In addition, to the extent we raise funds through the sale of additional equity securities, our shareholders would experience additional dilution.
We expect to incur research and development costs in and to devote significant resources to the development of new products and services, which could significantly reduce our profitability and may never result in revenue.
Our future growth depends on penetrating new markets, adapting existing products and services to new applications and customer requirements, and introducing new products and services that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services. NaaS’ research and development expenses were RMB20,448 for the fiscal year ended December 31, 2020 and RMB37,158 (US$5,831) for the fiscal year ended December 31, 2021, respectively, and we are expected to incur greater research and development expenses in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.
We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to ligations brought by third parties.

Our intellectual property is an essential asset of our business and such intellectual property forms an essential part of our asset. Failure to adequately protect such intellectual property rights could result in our competitors offering similar products and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and operating results. Our success depends on the ability to protect our core technology and intellectual property. We expect to rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how),
in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes. Intellectual property laws and our procedures and restrictions will provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. While we are expected to take measures to protect our intellectual property, such efforts may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior. We may also be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. However, the measures we will take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services or technologies that are substantially similar or superior to those of ours and that compete with our business.
Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Any litigation initiated concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we fail to detect unauthorized use of our intellectual property. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay the introduction and implementation of new technologies. Moreover, policing unauthorized use of technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.
We may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.
From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement, misappropriation or other violation of such rights. There can be no assurance that we will be able to mitigate the risk of potential suits or other legal demands by competitors or other third-parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon, misappropriated or otherwise violated a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services we offer, to pay substantial damages and/or royalties, to redesign our products and services, and/or to establish and maintain alternative branding. In addition, to the extent that our customers and business partners become the subject of any allegation or claim regarding the infringement, misappropriation or other violation of intellectual property rights related to our products and services, we may be required to indemnify such customers and business partners. If we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Unpatented proprietary technology, trade secrets, processes and know-how
are relied on.
We rely on proprietary information (such as trade secrets,
know-how
and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We expect to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure
and
non-use
provisions with our employees, consultants, contractors, scientific advisors and third parties. However, there is no guarantee that we will enter into such agreements with each party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We will have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how
and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret. If any of our trade secrets were to be disclosed (whether lawfully or otherwise) to or independently developed by a competitor or other third party, our business, operating results, and financial condition will be materially and adversely affected.
We utilize open-source software, which may pose particular risks and could be harmful.
We utilize open-source software to develop our products and services. Some open-source software licenses require those who distribute open-source software as part of their own software products to publicly disclose all or part of the source code to such software product or to make available any modifications or derivative works of the open-source code on unfavorable terms or at no cost. This could result in our proprietary software being made available in the source code form and/or licensed to others under open-source licenses, which could allow our competitors or other third parties to use our proprietary software freely without spending the development effort, and which could lead to a loss of the competitive advantage of our proprietary technologies and, as a result, sales of our products and services. The terms of many open-source licenses have not been interpreted by courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services or retain ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open-source license. These claims could result in litigation and could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until our can re-engineer
them to avoid breach of the applicable open-source software licenses or potential infringement. This re-engineering
process could require us to expend significant additional research and development resources and may not be successful.
Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, the authors of such open-source software may not implement or push updates to address security risks and may abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title, non-infringement
or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage, and, if not addressed properly, could adversely affect our ownership of proprietary intellectual property, the quality and security of our services and products, or our business, results of operations and financial condition.
We depend on the information systems of our own and those of third parties for the effective delivery and performance of our products and services, and the overall effective and efficient functioning of our business. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations.

We depend on our information systems for the effective and efficient functioning of our business, as well as for accounting, data storage, compliance, purchasing and inventory management. Our and our third-party collaborator’s information systems may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions and other cyber-attacks. We and our third-party collaborators could be subject to an unintentional event that involves a third-party gaining unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in release of confidential information. Any attempts by cyber attackers to disrupt our or our third-party collaborators’ services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy, subject us to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, lead to a loss of protection of our intellectual property or trade secrets and damage our reputation or brand. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy and even then may not be able to be remedied in full. We may have been and going forward will continue to be the target of events of this nature as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. Third parties upon whom we rely or with whom we have business relationships, including our customers, collaborators, suppliers, and others are subject to similar risks that could potentially have an adverse effect on our business.
In the event we or our third-party collaborators experience significant disruptions, we may, despite having developed emergency plans for security incidents, be unable to repair such systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and harm our business, financial condition and results of operations. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.
If our products or services are unavailable when our customers and end-users
attempt to access them, they may seek other services, which could reduce demand for our solutions. Processes and procedures designed to enable quick recovery from a disaster or catastrophe and continued business operations and with tested capability under controlled circumstances, are in place. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenue, any of which could adversely affect our business and financial results.
Seasonality may cause fluctuations in our revenue.
Because lithium ion batteries used in EVs do not perform as well in low temperatures, the frequency of charging by end-users
and the charging transactions completed by our charging station operator customers through our network typically increase during winter, giving rise to a higher revenue being recorded by us. Weather conditions and various other factors may materially and adversely affect our business, financial condition and results of operations in the future.
The obligation to disclose information publicly may put us at a disadvantage to our competitors that are private companies.
As a publicly listed company, we are required to file periodic reports with the SEC upon the occurrence of matters that are material to ourselves and our shareholders. In some cases, we may need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give such competitors advantages in competing with us. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws which our non-publicly
traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, it could affect our results of operations.

Our management team has limited experience managing a public company.
Most members of our management team have not previously served as management of a publicly traded company and may not have experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws as well as the continuous scrutiny of securities analysts and investors like us. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day
management of our business, which could adversely affect our business and financial performance.
We may face inventory risk.
In connection with our hardware procurement services, we may in the future maintain an inventory of hardware, such as charging piles, and to directly undertake the procurement and sales activities. As a result, we may be exposed to significant inventory risks that may adversely affect our results of operations of due to seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in station operator demand and preference and station operator spending patterns, spoilage, and other factors. Demand for charging station hardware products may change between the time inventory or components are ordered and the date of sale. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. Any one of the inventory risk factors set forth above may adversely affect our business, financial condition, and results of operations.
Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.
Acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.
As part of the business strategy, NaaS made investments in and we are expected to make acquisitions of, or investments in, businesses, services or technologies that are complementary to our EV charging services. The process of identifying and consummating acquisitions, investments, and the subsequent integration of new assets and businesses into our own business, requires attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions or investments could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business or investment. We may also incur costs and management time on transactions that are ultimately not completed. In addition, our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product, technology or investment, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or issues with employees or customers.

Our future acquisitions or investments may not ultimately strengthen our competitive position or achieve our goals and business strategy; we may be subject to claims or liabilities assumed from an acquired company, product, or technology; acquisitions or investments we complete could be viewed negatively by our customers, investors, and securities analysts; and we may incur costs and expenses necessary to address an acquired company’s failure to comply with laws and governmental rules and regulations. Additionally, we may be subject to litigation or other claims in connection with the acquired company, including claims from terminated employees, former shareholders or other third parties, which may differ from or be more significant than the risks its business faces. An acquired company may also need to implement or improve its controls, procedures and policies, and we may face associated risks if any of those controls, procedures or policies are insufficiently effective. We may also face retention or cultural challenges associated with integrating employees from the acquired company into our organization. If we are unsuccessful at integrating acquisitions or investments, in a timely manner, our revenue and operating results could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully or in a timely manner. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition or investment, or accurately forecast the financial impact of an acquisition or investment transaction or the related integration of such acquisition or investment, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such transaction. NaaS may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any acquisitions or investments, each of which could adversely affect our financial condition. Furthermore, the sale of equity or issuance of equity-linked debt to finance any such transaction could result in dilution to our shareholders. The occurrence of any of these risks could harm our business, operating results, and financial condition.
Our business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as we expand the scope of such services with other parties.
We do not typically install charging stations at customer sites. These installations are typically performed by our partners or electrical contractors with an existing relationship with the customer and/or knowledge of the site. The installation of charging stations at a particular site is generally subject to oversight and regulation in accordance with PRC laws and regulations related to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits. In addition, building codes, accessibility requirements or regulations may hinder EV charger installation because they end up costing the developer or installer more in order to meet the code requirements. Meaningful delays or cost overruns may impact our recognition of revenue in certain cases and/or impact customer relationships, either of which could impact our business and profitability.
Furthermore, we may in the future undertake to construct charging stations or install charging piles at customer sites or manage contractors. Working with contractors may require us to obtain licenses or require us or our charging station operator customers to comply with additional rules, working conditions and other union requirements, which can add costs and complexity to a construction or installation project. In addition, if we or the contractors are unable to provide timely, thorough and quality construction or installation-related services, station operator customers could fall behind their construction schedules leading to liability to us or cause station operator customers to become dissatisfied with the solutions our offers and our overall reputation would be harmed.
Risks Related to Doing Business in China
The PRC government has significant oversight over our business operation which, if exercised, could result in a material adverse change in our operations.
The PRC government has significant oversight over the conduct of our business, and the PRC government may influence our operations, which could result in a material adverse change in our operation and the value of the ADSs. Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC released the Administrative Regulation on Network Data Security for public comments through December 13, 2021, or the Draft Administrative Regulation on Network Data Security, for public comments, which stipulates, among others, that a prior cybersecurity review is required for the overseas listing of data processors who process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the Chinese government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office.

There is a general lack of official guidance with respect to the implementation and interpretation of the 2022 Cybersecurity Review Measures and the Opinions given the recency of their issuance. It is also uncertain when and in what form will the Draft Regulations be enacted and how they will be interpreted and implemented by the relevant PRC governmental authorities once in effect. As a result, we may be retrospectively required to obtain regulatory approvals from and complete additional procedures with the CSRC, CAC or other PRC governmental authorities for the Mergers and the Transactions. In addition, if the CSRC, CAC or other regulatory agencies subsequently promulgate new rules or regulations that require us to obtain additional approvals or complete additional procedures for the Mergers or the Transactions, or for our listing or offering overseas, such approvals may not be obtained and such procedures may not be completed in a timely manner or at all. Any such circumstance could significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of the ADSs to significantly decline. Therefore, investors of the ADSs face potential uncertainty from actions taken by the PRC government affecting our business.
Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.
Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued yet slowing economic growth in China as a whole.
The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through resource allocation, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could lead to reduction in demand for our services and products and adversely affect our competitive position, and could adversely affect our business and operating results. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.
Uncertainties with respect to the PRC legal system could adversely affect us.
We conduct our business primarily through subsidiaries in China. Operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we and our PRC subsidiaries enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.
Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.
The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for the financial statements included elsewhere in this Shell Company Report on Form 20-F and the inability of the PCAOB to conduct inspections over our auditors deprives our investors of the benefits of such inspections.
The independent registered public accounting firms that issue the audit reports included elsewhere in this Shell Company Report on Form
20-F,
as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Since each of these auditors is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, they are not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified the auditors that issue the audit reports included elsewhere in this Shell Company Report on Form
20-F
as registered public accounting firms that the PCAOB is unable to inspect or investigate completely. On May 20, 2022, we were identified as a “Commission Identified Issuer.”

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
We may be required to obtain additional licenses in relation to our ongoing business operations and may be subject to penalties for failing to obtain certain licenses with respect to our past operations.
We conducts our business in China through our PRC subsidiaries, each of which is required to obtain, and has obtained, a business license and, where applicable, certain additional operating licenses and permits in connection with their operations.
Considering (i) the uncertainties around the interpretation and implementation of PRC laws and regulations and the enforcement practice by relevant government authorities, (ii) the PRC government’s ability to intervene in or influence our operations at any time, and (iii) the rapid evolvement of PRC laws, regulations, and rules which may be preceded with little or no advance notice, we may be subject to additional licensing requirements, and our conclusion on the status of our licensing compliance may prove to be mistaken. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.
As an example, the People’s Bank of China, or the PBOC, issued the Administrative Measures on
Non-Financial
Institution Payment Service in June 2010 pursuant to which a non-financial
institution offering payment services must obtain a payment business license. The PBOC subsequently issued a notification in November 2017, or the PBOC Notice, relating to the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. As part of NaaS’ business operation prior to the Restructuring, end-users
were required to make prepayments through
Kuaidian
under certain circumstances, including to initiate certain services through
Kuaidian
. This could potentially have constituted issuance of prepaid cards by NaaS under then prevailing PRC laws and regulations and required a payment business license. In line of market practice, NaaS had previously engaged licensed entities such as third-party payment institutions and commercial bank to provide payment settlement services. However, because there were and remain to be uncertainties with respect to the implementation and interpretation of the applicable laws and as these laws continue to evolve, the PBOC and other governmental authorities may find NaaS’ settlement mechanisms to be in violation of the Administrative Measures on
Non-Financial
Institution Payment Service, the PBOC Notice or other related regulations. If such determination is made, we may be subject to penalties and our businesses and results of operations could be materially and adversely affected.

The approval of and filing with the CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.
Substantially all of our operations are based in China. We are and will be subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The Chinese government has recently sought to exert more control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. The Chinese government’s exertion of more control over overseas listing of, offerings conducted overseas by and/or foreign investment in China-based companies could retrospectively affect the Mergers and result in a material change in our operations, significantly limit or completely hinder our abilities to offer or continue to offer securities to foreign investors, and cause the value of ADSs to significantly decline or be worthless.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and the Mergers and the Transactions may ultimately require approval of the CSRC. If it is determined that the CSRC approval is required retrospectively for the Mergers or the Transactions, it is uncertain whether we can or how long we will take to obtain the approval and, even if such CSRC approval is obtained, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for the Mergers and the Transactions, or a rescission of such approval if obtained, could subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations, restrictions or limitations on our abilities to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect their business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a PRC domestic company if the listing entity meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the listing entity’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in China the main place of business is in China or carried out in China. According to the Draft Administration Measures, the listing entity or its affiliated PRC domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on
offering and other activities to achieve overseas listing directly or indirectly. In particular, where a PRC domestic enterprise achieves direct or indirect overseas listing of its assets through acquisition, share swap, transfer or other arrangements for one or more times, it is required to make a filing within three business days after its application for initial public offering or listing, or where such application is not required, within three business days after the initial public disclosure of the relevant transactions. A PRC domestic company is also required to submit a filing with respect to any follow-on
offering within three business days after its closing. Failure to comply with any filing requirement may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4. Information on the Company— B. Business Overview—Regulations—Regulations Related to Strictly Combating Illegal Securities Activities.”

As of the date of this Shell Company Report on Form
20-F,
the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further revised or updated, and when they will be promulgated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures do not provide for detailed requirements relating to the substance and form of the filing documents. In a Q&A released on the official website of CSRC, the respondent CSRC official indicated that filing requirements proposed under Draft Provisions and the Draft Administration Measures will apply to future offerings and listings of non-listed
PRC domestic companies and
follow-on
offerings by PRC domestic companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC companies that are already listed overseas and will allow sufficient time for transition. If the Draft Provisions and the Draft Administration Measures are promulgated in their current forms, the Mergers and Transactions may have qualified as the direct or indirect offering and listing by a PRC domestic company, and we may be retrospectively required to file with the CSRC in accordance with the Draft Administration Measures, and there is no assurance that we will be able to complete the filings and fully comply with the new regulations, if applicable, on a timely basis or at all.
On December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company, which engages in any prohibited business set out in the list, seeks an overseas offering or listing, it must first obtain the approval from the competent governmental authorities. In addition, the foreign investors in such company must not be involved in its operation or management, and their ownership interest should be subject to limitations imposed under regulations on investments in domestic securities by foreign investors. Because the 2021 Negative List is recently issued, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent we will be subject to these new requirements. If we are required to comply with these requirements but fail to do so on a timely basis if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.
In addition, there is no assurance that new rules or regulations promulgated in the future will not impose additional requirements on us, including with respect to the Mergers and the Transactions. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures and the Draft Administrative Regulations on Network Data Security, are required for the Mergers or Transactions, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain such approval or complete such filing procedures or any delay in obtaining such approval or completing such filing procedures for the Mergers or Transactions, or a rescission of any such approval if obtained, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. The CSRC and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse the Mergers and the Transactions. In addition, if the CSRC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.
Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax
profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.
Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.
Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to any of our wholly foreign-owned subsidiaries in China to finance its activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to two times of our subsidiary’s net assets.
Moreover, any medium or long-term loan to be provided by us to our PRC subsidiaries must also be registered with the NDRC.
We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in China with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment
foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, or at all, with respect to future loans or future capital contributions to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
There are uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by our non-PRC
holding companies.
Pursuant to the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by
Non-PRC
Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident
enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident
enterprise, being the transferor, must report the Indirect Transfer to the competent tax authority of the PRC resident enterprise.
On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by
Non-
Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes certain rules with respect to the Indirect Transfer under SAT Circular 698 but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one contemplated under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal restructurings of group companies and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferors and transferees (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident
enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which will be deemed as an Indirect Transfer, the non-resident
enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from the relevant Indirect Transfer may be subject to PRC enterprise income tax, and the transferor will be subject to the obligation to withhold applicable taxes, currently at a rate of 10%.
On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of
Non-
resident Enterprise Income Tax at Source, or SAT Bulletin 37, which became effective on December 1, 2017 and abolished SAT Circular 698 as well as certain provisions in SAT Circular 7. The SAT Bulletin 37 further clarifies the practice and procedure for the withholding of non-resident
enterprise income tax. Pursuant to SAT Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and the non-
resident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both parties may be subject to penalties.
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, including the Mergers and the Transactions. We may be subject to filing obligations or taxed or subject to withholding obligations with respect to such transactions, under SAT Public Notice 7 and SAT Bulletin 37. For transfers of shares in us by investors that are non-PRC
resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37 or to request the relevant transferors from whom our purchase taxable assets to comply with these circulars, or to establish that our should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC “resident enterprise” status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.
Under the PRC Enterprise Income Tax Law, which became effective in January 2008 and was amended on February 24, 2017 and December 29, 2018, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a PRC resident enterprise and will be subject to enterprise income tax at the rate of 25% on its global income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise.” On April 22, 2009, STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by STA on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by STA on December 29, 2017. STA Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, STA Circular 82 states that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition, STA issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, or STA Bulletin 45, providing more guidance on the implementation of STA Circular 82. STA Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations Related to Tax—Enterprise Income Tax.” Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at 25% on our global income as well as PRC enterprise income tax reporting obligations. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.
Certain transactions completed as part of the Restructuring may not have received the necessary approval.
According to the M&A Rules, where a domestic company, enterprise or natural person intends to acquire its or his/her related domestic company in the name of an offshore company which it or he/she lawfully established or controls, the acquisition should be subject to the examination and approval of the MOFCOM. NaaS’ acquisition of 100% equity interests in Kuaidian Power Beijing in April 2022 through Anji Zhidian as part of the Restructuring could have fallen within the ambit of the M&A Rules and required the prior approval of the MOFCOM. No such approval had been applied for or obtained and the acquisition could be deemed invalid.
Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.
Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to these plans based on the salaries, including bonuses and allowances, of the relevant employees subject to any maximum amount of contribution specified by local authorities from time to time. This has however not been implemented consistently by local authorities. Certain of our subsidiaries in China have not made adequate employee benefit payments, and as a result, we may be required to make up for the contributions due and to pay late fees and fines.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although PRC authorities may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the relevant PRC plan participants or us to fines and other legal and administrative sanctions.
Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC
citizens residing in China for a continuous period of not less than one year, subject to exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options are subject to these regulations. Failure to complete the SAFE registrations may result in fines and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.
Risks Related to Our ADSs
Our multi-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares and the ADSs may view as beneficial.
Our authorized and issued ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. In respect of matters requiring the votes of our shareholders, holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as one class, and holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary shares at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary share or Class C ordinary shares under any circumstances. Our currently effective amended and restated memorandum and articles of association prohibits any Class B ordinary shares held by Newlink from being disposed of or otherwise transferred to any person other than to Mr. Zhen Dai and persons affiliated with him. currently effective amended and restated memorandum and articles of association also requires any Class B ordinary shares or Class C ordinary shares to be automatically converted into Class A ordinary shares upon a transfer of such Class B ordinary shares or Class C ordinary shares to any person other than to Mr. Zhen Dai and persons affiliated with him.
As of the date of this Shell Company Report on Form
20-F,
Newlink beneficially owns 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares, which account for an aggregate of 91.5% of the voting power represented by all our issued and outstanding shares. As a result, Newlink will have the power to control all matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and all other major corporate transactions. Mr. Zhen Dai, as the chairman of the board of directors and chief executive officer of Newlink, is expected to be able to exercise, through Newlink, significant influence and veto power over matters submitted to our shareholders for approval. In addition, Newlink may choose to distribute all or any of our ordinary shares to Newlink’s shareholders. By way of example, a distribution of 100% of our ordinary shares owned by Newlink to its shareholders will result in all issued and outstanding Class C ordinary shares being converted into Class A ordinary shares and all issued and outstanding Class B ordinary shares being held by Mr. Zhen Dai or his affiliates, and those Class B ordinary shares are expected to account for approximately 57.3% of the voting power represented by all our issued and outstanding shares, giving Mr. Zhen Dai the direct power to control all matters submitted to our shareholders for approval.

Each of Newlink and Mr. Zhen Dai may have interests that differ from the interests of our other shareholders and may vote its Class B ordinary shares and/or Class C ordinary shares in ways with which other shareholders may disagree or which may be adverse to such other shareholders’ interests. The concentrated control over us will likely exist regardless of whether and to what extent Newlink distributes to its shareholders any ordinary shares, and will have the effect of delaying, preventing or deterring a change in control of us, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us, and could have a negative effect on the market price of our ordinary shares or the ADSs.
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of the ADSs has fluctuated significantly and will continue to be volatile and could fluctuate widely. Many factors that are beyond our control may materially adversely affect the market price and marketability of the ADSs and our ability to raise capital through equity financings. These factors include the following:

•	regulatory developments affecting us or our industry;

•	variations in our revenues, earnings, cash flow and data related to our operations;

•	changes in market condition, market potential and competitive landscape;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	fluctuations in global and Chinese economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity about us or our industry;

•	additions or departures of key personnel and senior management;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, it may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations x

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules, and as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
Newlink has the right to vote 91.5% of our ordinary shares. As a result, we are considered a “controlled company” as defined under the Nasdaq Stock Market Rules as set forth in Listing Rule 5605(b), because Newlink owns more than 50% of our total voting power. For so long as we remain a controlled company, we will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
We will not pay dividends for the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.
We intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in the ADSs if the market price of the ADSs increases.
Substantial future sales or perceived sales of the ordinary shares or ADSs in the public market could cause the price of the ADSs to decline.
Sales of the ordinary shares or ADSs, either in the public market or through private placement, or the perception that these sales could occur, could cause the market price of the ADSs to decline. It cannot be predicted what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause a registration statement, if filed, to be declared effective. There might not be an exemption from registration under the Securities Act available to us for our rights offering. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.
You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or government body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association as may be amended form time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal
judgment of a foreign court of competent jurisdiction without retrial on the merits.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, public shareholders may have greater difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
Our corporate structure, together with applicable law, may impede our shareholders from asserting claims against us and our principals.
Most of our operations and records, and most of our senior management are located in China. Shareholders of companies such as us have limited ability to assert and collect on claims in litigation against our PRC subsidiaries and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent PRC government’s approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of our records will be in China, PRC secrecy laws could frustrate efforts to prove a claim against us or our management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon PRC citizens in China.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADS and trading volume could decline.
The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
We qualify as a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC are less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
We are an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.
The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have decided not to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.
If we fail to implement or maintain an effective system of internal controls in the future, we may be unable to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the market price of the ADSs.
NaaS had been a private company since its inception and, as such, it did not have the internal control and financial reporting requirements that are required of a publicly traded company. NaaS’ successor is currently operating as our wholly owned subsidiary , a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting. In addition, once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation.

We may identify certain deficiencies in our internal control over financial reporting in the course of preparing our consolidated financial statements. There can be no assurance as to when these deficiencies will be remediated or that additional deficiencies, which may be significant, or material weaknesses will not arise in the future. Any failure to remediate deficiencies, or the development of new deficiencies or material weaknesses in our internal control over financial reporting, could result in material misstatements in our financial statements, which in turn could have a material adverse effect on our financial condition.
Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets or inaccurate reporting of financial conditions and results of operations and subject us to potential delisting from the stock exchange on which we are listed, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, result in deterioration in our financial condition and results of operations, and lead to a decline in the market price of the ADSs.
There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.
A
non-U.S.
corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on the current and anticipated value of our assets and composition of our income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future.
While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.
If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
Item 4. Information on the Company

A.	History and Development of the Company
Corporate History of RISE
In July 2013, Bain Capital Rise Education II Cayman Limited, or RISE Education, was incorporated as an exempted company under the laws of the Cayman Islands, and it was renamed as RISE Education Cayman Ltd in June 2017.

In July 2013, Rise IP (Cayman) Limited (“Rise IP”), was incorporated as an exempted company under the laws of the Cayman Islands. Subsequently, a number of RISE’s wholly owned subsidiaries were established to acquire Rise IP and certain operating assets and entered into a series of contractual arrangements with Beijing Step Ahead Education Technology Development Co., Ltd. (the “VIE”), its schools and its shareholders. As a result, the VIE and its subsidiaries and schools became RISE’s consolidated entities.
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
The Assets Sale
Prior to becoming a shell company, RISE Education Cayman Ltd was a holding company without substantive operations. RISE Education Cayman Ltd, primarily through its PRC subsidiary, Rise (Tianjin) Education Information Consulting Co., Ltd. (the “WFOE”), and the VIE, provided after-school English teaching and tutoring services to students aged three to 18 in China and was a leading service provider in the China market.
On December 1, 2021, Wuhan Xinsili Culture Development Co., Ltd. (the “Buyer SPV”), WFOE, VIE, RISE Education International Limited (“Rise HK”), Rise IP and us entered into a purchase agreement (the “WFOE Purchase Agreement”). Pursuant to the WFOE Purchase Agreement, we agreed to, through Rise HK, sell all of the equity interests in WFOE to the Buyer SPV (the “WFOE Sale”), in consideration of the Buyer SPV (i) paying to Rise HK a consideration of RMB1, and (ii) assuming all liabilities of WFOE and its subsidiaries. Conditions precedent to the WFOE Sale included, without limitation, (a) Rise HK and Rise IP shall grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP, (b) we shall make an additional capital contribution to WFOE in US dollars equivalent of RMB20 million, and (c) the lenders (the “Lenders”) of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000 (the “Facilities Agreement”) shall have released the applicable guarantees, obligations and equity pledges provided by WFOE and VIE. The Buyer SPV is a limited liability company controlled by a buyer consortium consisting of certain of our franchisees and an affiliate of our senior management, who are PRC nationals.
Also on December 1, 2021, Rise Education Cayman I Ltd, RISE’s wholly-owned indirect subsidiary (the “IP Seller”), Bain Capital Rise Education IV Cayman Limited, a major shareholder of ours (the “Major Shareholder”), and us entered into a share purchase agreement (the “IP Holdco Purchase Agreement”, collectively with the WFOE Purchase Agreement, the “Purchase Agreements”). The IP Seller is also the borrower under the Facilities Agreement. Pursuant to the IP Holdco Purchase Agreement, the IP Seller and us agreed to sell all of the equity interests in Rise HK and Rise IP to the Major Shareholder in consideration of the Major Shareholder (i) paying US$2,500,000 to us, for the purposes of paying the Lenders in settlement of the Facilities Agreement, and (ii) causing Rise HK and Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP (the “IP Sale”, and together with the WFOE Sale, the “Sale”). The IP Sale was subject to, among other customary conditions precedent, the completion of the WFOE Sale.
In connection with the Sale, the IP Seller (being the borrower under the Facilities Agreement), WFOE, VIE and the Major Shareholder and certain other parties entered into a settlement agreement (the “Settlement Agreement”) with the Lenders on December 1, 2021. Under the Settlement Agreement, the Lenders agreed to (i) acknowledge and consent to the Sale, (ii) discharge and release all our liabilities and obligations and our subsidiaries under the Facilities Agreement in the amount of US$55,746,367.04; (iii) terminate, release and discharge all security interest, guarantee and indemnity created in connection with the Facilities Agreement; and (iv) waive, release and discharge all claims arising from or in connection with the Facilities Agreement, in exchange for (a) an aggregate amount of US$10,377,972.06, and (b) the transfer of all interest in the Edge business, which refers to our business that offers admission consulting, academic tutoring and test preparation services in Hong Kong and Singapore for students who intend to study abroad (the “Edge Business”), to a person nominated by the Lenders, and the obligation of the IP Seller and the Major Shareholder to use their respective reasonable endeavors to run and manage the sale of the Edge Business to a third party for the 12 months following completion of the settlement contemplated under the Settlement Agreement (the “Settlement”).

In order for us to make the settlement payment under the Settlement Agreement, make an additional capital contribution to WFOE pursuant to the WFOE Purchase Agreement and pay for certain operating expenses, we entered into a convertible loan deed with the Major Shareholder on December 1, 2021 (the “Convertible Loan Deed”), pursuant to which the Major Shareholder agreed to provide an interest-free convertible loan of US$17 million to us, mature at June 30, 2023, convertible into our ordinary shares at US$0.35 per share, or US$0.70 per ADS, representing a premium of 10% over the volume weighted average closing price of our ADSs (each representing two ordinary shares) published on the relevant page on Bloomberg that shows such price on each day for a period of ten trading days prior to the date of the Convertible Loan Deed. The loan was converted into 48,571,428 ordinary shares prior to the consummation of the Mergers.
The Sale was approved by a special resolution of our shareholders at an extraordinary general meeting of shareholders (the “EGM”) held in Beijing on December 23, 2021.
The Sale was consummated and the Settlement was entered into on December 30, 2021. As part of the Settlement, all interest in the Edge Business was transferred to a person nominated by the Lenders.
Corporate History of NaaS
NaaS launched its EV charging services in 2019 through Chezhubang (Beijing) Technology Co., Ltd. (“Chezhubang Technology”), and its subsidiaries Beijing Chezhubang New Energy Technology Co., Ltd. (“Beijing Chezhubang”) and Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”), which were established by Chezhubang Technology in July 2018 and August 2019, respectively.
In July 2019, Dada Auto was incorporated in the Cayman Islands. Dada Auto later became the holding company of NaaS to facilitate NaaS’ offshore financing.
In September 2021, Beijing Chezhubang acquired 100% of the equity interests in Shaanxi Kuaidian Mobility Technology Co., Ltd. (“Shaanxi Kuaidian”). In September 2020, Kuaidian Power Beijing incorporated a wholly-owned subsidiary, Zhidian Youtong Technology Co., Ltd. (“Zhidian Youtong”).
In February 2021, Cosmo Light (Beijing) New Energy Technology Co., Ltd. (“Cosmo Light”) was incorporated. In April 2021, Qingdao Hill Matrix New Energy Technology Co., Ltd. (“QHM New Energy”) was incorporated. Ownership interests in each of Cosmo Light and QHM New Energy were held by NaaS through certain nominee arrangements. In September 2021, Beijing Chezhubang acquired 100% of the ownership interest in Shaanxi Kuaidian. In December 2021, Dada Auto incorporated Cosmo Light HK limited and Hill Matrix HK Limited.
In early 2022, NaaS completed the Restructuring, as part of which:

•
Dada Auto, through Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (“Anji Zhidian”), a subsidiary in China, entered into a series of contractual arrangements (“VIE Agreements”) with Kuaidian Power Beijing and shareholders of Kuaidian Power Beijing, as a result of which Kuaidian Power Beijing was treated as a VIE of NaaS;

•
Anji Zhidian acquired 100% of the ownership interest in Beijing Chezhubang from Chezhubang Technology, and Beijing Chezhubang in turn acquired 100% of the ownership interest in Zhidian Youtong, in conjunction with which (a) Anji Zhidian further acquired 100% of the equity interests in Cosmo Light in March 2022, and (b) Anji Zhidian acquired 100% of the equity interests in QHM New Energy in March 2022; and

•	In April 2022, all the VIE Agreements were terminated and Anji Zhidian acquired 100% of the equity interests in Kuaidian Power Beijing.

As a result of the Restructuring, we do not have any VIE and conduct our operations in China through our subsidiaries as of the date of this Shell Company Report on Form
20-F.
In April 2022, Cosmo Light HK limited and Hill Matrix HK Limited incorporated Shandong Cosmo Light Co., Ltd and Zhejiang Huzhou Hill Matrix Limited in China, respectively. In May 2022, Shandong Cosmo Light Co., Ltd and Zhejiang Huzhou Hill Matrix Limited acquired 100% of the equity interests in Cosmo Light and in QHM New Energy from Anji Zhidian, respectively.
NaaS’ EV charging service business was previously carried out by Newlink and subsidiaries of Newlink, and consequently, the combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 included in this Shell Company Report on Form
20-F
are presented using the carrying value of such business for all periods presented. See “Item 5. Operating and Financial Review and Prospects.”
The Mergers
On February 8, 2022, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dada Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and our wholly owned subsidiary (“Merger Sub”), Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and our wholly owned subsidiary (“Merger Sub II”) and NaaS, pursuant to the terms of which (i) Merger Sub merged with and into the NaaS (the “Merger”), with NaaS being the surviving entity (the “Surviving Entity”) following the Merger, the separate corporate existence of Merger Sub ceased and NaaS continued as the Surviving Entity after the Merger and as our direct, wholly-owned subsidiary, and (ii) immediately after the Effective Time (as defined in the Merger Agreement), the Surviving Entity merged with and into Merger Sub II (the “Second Merger”, and together with the Merger, the “Mergers”) with Merger Sub II being the surviving entity (the “Surviving Company”) following the Merger, the separate corporate existence of the Surviving Entity ceased and Merger Sub II continued as the surviving company (the “Surviving Company”) following the Second Merger and as a direct, our wholly-owned subsidiary.
The Mergers were consummated (the “Closing”) on June 10, 2022, upon which we changed our name from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and our ticker from “REDU” to “NAAS” and assumed and began conducting the principal business of NaaS. The number of shares represented by each ADS was also changed from two shares per ADS to ten shares per ADS.
At the Closing:

•
ordinary shares of NaaS that were issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than any Excluded Shares (as defined below) or ordinary share of NaaS held by Newlink) were cancelled in exchange for fully paid and non-assessable
Class A ordinary shares;

•
ordinary shares of NaaS that were issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) and held by Newlink were cancelled in exchange for a total of 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares;

•	Series A preferred shares of NaaS that were issued and outstanding immediately prior to the Effective Time were cancelled in exchange for fully paid and non-assessable Class A ordinary shares;

•
shares of NaaS that were held in treasury or owned by RISE, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of RISE, Merger Sub or Merger Sub II immediately prior to the Effective Time (each an “Excluded Share”), were cancelled and extinguished without any conversion thereof or payment therefor;

•	each of RISE ordinary share that was issued and outstanding immediately prior to the Effective Time was converted into and became one fully paid and non-assessable Class A ordinary shares;

•
each ordinary share, par value $0.01 per share, of Merger Sub that was issued and outstanding immediately prior to the Effective Time was converted into and became one fully paid and non-assessable
ordinary share, par value $0.01 per share, of the Surviving Entity; and

•
each ordinary share, par value $0.01 per share, of the Surviving Entity that was issued and outstanding immediately prior to the Second Effective Time (as defined in the Merger Agreement) was converted into and became one fully paid and non-assessable
ordinary share, par value $0.01 per share, of the Surviving Company.

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure upon consummation of the Mergers.
Our principal executive offices are located at Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China. Our telephone number at this address is +86 (10) 8551-1066. Our registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our website is
https://www.enaas.com
. The information on our websites should not be deemed to be part of this Shell Company Report on Form
20-F.
The SEC also maintains a website at
https://www.sec.gov
that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview
Overview
We are one of the largest and fastest growing EV charging service providers in China. Our vision is to power the world with carbon neutral energy. NaaS’ EV charging services began in 2019, and we have established and maintain the largest EV charging network in China in terms of the charging volume transacted through our charging network for third-party charging station operators, and in terms of the number of public DCFCs connected to our network, according to CIC. We believe we are capable of maintaining our leadership position in the booming Chinese market and we are well positioned to capitalize on our sustainable first mover advantages and success in China to become a global leader in EV charging services.
We have adopted an asset-light business model that allows for accelerated expansion and growth. We offer a comprehensive suite of EV charging solutions that mainly serves charging station operators, charger manufacturers, EV OEMs and end-users,
and also benefits other stakeholders along the EV charging industry value chain:

•
Online EV Charging Solutions
. We provide an integrated set of online solutions to charging station operators. We offer effective mobility connectivity services that boosts the visibility of charging stations and charging piles and connects end-users
with suitable charging infrastructure through different traffic channels. We also provide other online solutions, including SaaS products that digitalize and upgrade key aspects of the operations and the management of charging stations.

•
Offline EV Charging Solutions
. We offer a wide range of offline services that simplify the daily operations of charging station operators, ranging from hardware procurement, electricity procurement, station maintenance, to customer support and more. We also provide end-to-end
supply chain services to station operators, and have proven to be an effective marketing and distribution channel for our partner charger manufacturers, through which hardware sales are made.

•
Non-Charging
Services
. We have pioneered the introduction of
non-charging
services (such as food and beverage services) to station operators to help them generate diversified revenue streams, creating a new charging experience for end-users.

As of March 31, 2022, NaaS’ charging solutions have benefited more than 800 charging station operators and over 30,000 charging stations, and had fulfilled the charging need of 2.2 million end-users.
We have established and we are maintaining the largest charging network in China in terms of the number of public DCFCs, according to CIC. As of March 31, 2022, NaaS’ connected chargers had penetrated into 309 cities. More than 80% of the chargers accessible on our network are DCFCs. More than 1,232GWh of charging volume was transacted through NaaS’ network in 2021, representing 18% of all charging volume completed through public chargers in China in 2021, according to CIC. NaaS recorded a DCFC coverage rate of 61.8% over all public DCFCs in China in 2021. The total value of all charging pile sold through NaaS’ network reached US$8 million in 2021.
We primarily operate in China which, according to CIC, is the largest EV sales and public charging market in the world, and also one of the fastest growing. China has been at the forefront of electric mobility. It is making a nation-wide transition towards electrification, and the PRC government has offered extensive support and incentives. China’s charging network has seen a corresponding rate of growth with the rapid adoption of EVs and is expected to continue to expand as the adoption of EV continues in China. The China EV charging market has certain unique characteristics. In particular, demand for public charging infrastructure is very high relative to other markets due to the scarcity of private or residential charging facilities. The lack of home or private charging infrastructure exists for several reasons:

•
Scarcity of private parking spaces
. China’s urban population density is high, especially for the relatively more developed regions of the country, which also tend to have higher EV adoption rates. Private parking spaces are limited, and a home garage is a rarity in these cities, making public charging stations the most viable form of charging available. In addition, according to CIC, less than 50% of all EVs in China were paired with private charging facilities at the end of 2021.

•
Constraints in grid capacity and difficulty in changing infrastructure in residential areas
. The adoption of private charging is also hobbled by governmental restrictions on electricity usage as well as grid limitations. There are also substantial challenges in upgrading or modifying the existing grid system of an existing residential area for EV charging.

•
Community objections to the installation of private charging facilities
. Installation of private charging facilities faces specific challenges in densely populated and residential areas. Communities may express reservations about having private charging infrastructure built in their residential neighborhoods, and the high urban density in China also heightens the safety concerns over the presence of private EV charging and electricity equipment around densely populated residential areas.

These factors make private residential charging less attractive and less achievable in China but in turn create an enormous market for public charging in China. The increasing dominance of public charging also has implications for consumer behavior. As end-users
cannot simply park their EVs and leave their EVs completely unattended, end-users
in China will tend to wait at the charging station or in the vicinity during the charging session. According to CIC, the average time required for a charging session is approximately 60 to 90 minutes, which corresponds to the average vehicle parking time and the waiting time of end-users
at the charging stations. The consequence of this is that the Chinese market has exhibited a general preference towards faster charging so as to reduce the wait time for end-users.
As a result, the scale and speed of construction of DCFCs in China have grown rapidly in recent years. The relatively long waiting times for public charging services also provides a potentially substantial opportunity for charging station operators to offer additional and ancillary products and services to end-users,
and to transform and enhance the
end-user
charging experience.

To cater to the unique characteristics of the Chinese market and to address the pain points that have negatively impacted China’s EV charging ecosystem, we have developed a comprehensive set of solutions and pioneered a distinct business model that benefits charging station operators, end-users,
charger manufacturers, EV OEMs, and other participants along the EV charging industry value chain in China.
We are committed to product and service innovations and have continued to expand our offerings throughout our history. NaaS launched its mobility connectivity services in 2019. Full station operation commenced in June 2020 and non-charging
services were launched one month later. NaaS began to provide hardware procurement services in July 2020, and electricity procurement services in October 2020. NaaS further added SaaS products and services targeting EVs and station operation and maintenance to its portfolio of solutions in 2021.
We are committed to decarbonization and the building of a green and sustainable future. We believe in clean energy and we are facilitating the adoption of EVs through the deployment and operation of EV charging infrastructure, allowing for the reduction of greenhouse gas emissions caused by traditional vehicles. As certified by SGS, an independent Swiss testing agency, NaaS helped reduce carbon emissions by approximately 900,000 tons in 2021. We will continue our efforts to reduce the carbon footprint of transportation by offering compelling EV charging solutions.
Our EV Charging Solutions
We offer a comprehensive suite of charging solutions – including online and offline management and operational support as well as services related to non-charging
services – that are tailored for the unique demands of the Chinese market. Our product and service offerings fall into three main categories:

•	online EV charging solutions;

•	offline EV charging solutions; and

•	services related to non-charging businesses.
As part of our online EV charging solutions, our mobility connectivity services effectively generates traffic for charging station operators and connects end-users
with suitable charging infrastructure in their vicinity. Our other operational solutions primarily service station operators and owners, providing guidance and support through every stage of the station lifecycle. As the largest EV charging service provider in China according to CIC, we are backed by significant operational expertise, knowledge of industry best practices, and experience with standardized charging services. The integration of our online and offline service capabilities ensures that we are capable of providing hardware-integrated operation solutions that synthesizes IoT devices into management software to enable turn-key
development for charging stations and automating business processes. We enable charging station operators to intelligently deploy EV charging infrastructure at commercial, retail, and public locations as well as multi-unit residential buildings. Our insights enable charging station operators to optimize their charging network density. In addition, we can assist charging station operators in station design and decoration, and also enable hardware, furniture and fixtures, and electricity procurement with discounted prices. Our services also extend to after the opening of the station, and include management and operational support for charging stations, including maintenance and customer support.
Online EV Charging Solutions
We offer a comprehensive set of online EV charging solutions. Our mobility connectivity services provides traffic referrals to charging station operators and enable a frictionless and hassle-free charging experience for end-users.
We provide SaaS products to support charging station operators with the management of key aspects of their stations’ daily operations. We empower station operators to increase customer acquisition, streamline operational processes and critical business tasks, allowing them to better control operating costs, create new business opportunities and ultimately enhance their overall efficiency and profitability.

Mobility Connectivity Services
Our mobility connectivity services, or traffic support services, increase the visibility of charging stations and charging piles and provides channels for charging station operators to gain access to end-users.
At the same time,
end-users
benefit from the vast number of charging stations and charging piles on our network which support multiple EV brands and models, and charging options.
We provide a centralized and single reliable source of charging station information, through which numerous charging stations and charging piles can be networked and presented at the fingertip of end-users.
This improves user awareness of different stations and provides additional traffic for station operators, while also increasing the utilization rate of their charging facilities. Simultaneously this also enables an easier charging experience for end-users,
which in turn also improves EV user satisfaction rates, and potentially increases sales for EV OEMs.
Charging piles and stations can be difficult to locate given their low visibility and the tendency of chargers to be located in less visibly prominent areas. This difficulty is exacerbated when a driver seeks charging facilities in areas that he or she is less familiar with. Even when this first hurdle is overcome and a driver successfully locates a charging pile, often the charger located maybe malfunctioning or non-operational.
Identifying a properly working charger with a compatible user interface and back-end
software can be difficult, frustrating and time consuming, all of which creates a negative EV user experience. Another complexity in the EV charging market is that different EV brands and models in the Chinese market require different APPs to initiate charging sessions. As a result, different charging station operators are typically accessible only through different APPs, requiring users to download and switch between multiple APPs to be able to access more charging options.
As of March 31, 2022, NaaS had enabled approximately 2.2 million end-users
to receive higher quality EV charging services. As of March 31, 2022, NaaS had over 800 charging station operators on its network covering 340,000 chargers. More than 80% of the chargers accessible on our network are DCFCs.
As more station operators join our charging network, the additional charging stations will attract a growing number of end-users
to our services. The access to more
end-users
then translates into greater potential for us to introduce traffic to station operators, thereby attracting more station operators to our ecosystem. This creates a positive network effect and fosters a virtuous cycle for the betterment of our mobility connectivity services.
Other Services
We also provide other online solutions, including SaaS products, that extend to traffic support and management, marketing, payment, charging piles management, order management, load management, and membership management. We also provide phone support to both site hosts and end-users.
We are also working with certain EV OEMs to provide functions and applications within the pre-installed
software of their EVs, which is expected to further enhance and simplify the charging experience for end-users,
helping to generate additional EV sales for partnering EV OEMs by enhancing the charging experience and addressing one of the major pain points of EV owners.
Offline EV Charging Solutions
We support charging station operators with their hardware and electricity procurement, and maintain a comprehensive suite of offline operation solutions that addresses the needs of station operators’ daily operations, as well as solutions for the maintenance and upkeep of charging infrastructure, helping station operators improve their operational efficiency and increase profitability.
Hardware Procurement
We help charging station operators with their procurement requirements. We procure suitable chargers at bulk purchase prices from our partner charger manufacturers and re-sells
these chargers to charging station operators.

With the rapid increase in the number of EV parcs in China, the total number of public EV chargers is expected to grow to meet the corresponding increase in charging demand. As more small and medium-sized
charging station operators are expected to enter the market, there will be a growing need for the procurement of new chargers for new station construction or for the replacement of existing chargers. However, small and medium-sized
station operators are unable to secure favorable discounts or crucial pre-
or post-sales services from charger manufacturers due to their limited scale. Our extensive station operator network allows us to integrate procurement demands for chargers from various operators to make bulk purchases at a lower price and to secure important pre-
or post-sales services from charger manufacturers, all for the benefit of station operators. It is also worth noting that there are a vast number of charger manufacturers in China of varying size and quality. These manufacturers also provide different levels of support and different services in connection with the sale of their charging piles. The repertoire of products and services of a given charger manufacturer may be suitable for certain charging station operators but not others, depending on the operator’s size, operational environment and other requirements. Specifically, many charger manufacturers do not have the capacity to cater to small and medium-sized
station operators that are expected to dominate the EV charging market in China. As a result, station operators, particularly small and medium-sized
station operators, face difficulties in finding the right charger manufacturer with the right set of products and services that adequately meets their operational needs. On the other hand, charger manufacturers themselves are faced with intense competition, and may lack adequate sales and marketing channels to reach the right station operators.
Charging station operators that are integrated into our ecosystem are connected with the most suitable charger manufacturers for their specific needs, and this in turn provides a valuable sales channel for our charger manufacturer partners. We have a close working relationship with over 800 different charging station operators and 29 charger manufacturers (most of them are leading charger manufacturers in China (in terms of revenue)), enabling us to better serve our station customers as well as our partnering charger manufacturers. Leveraging the EV charging ecosystem that we have built, and utilizing our deep understanding of both the needs of our charging station partners and the capabilities of our charger manufacturer partners, we have been able to efficiently promote the sales of charger manufacturers and address procurement difficulties for charging station operators.
In relation to our hardware procurement, NaaS had historically limited its participation to the facilitation of sales transactions, generating revenues by charging a take rate on the procurement value. Since 2022, NaaS has begun directly undertaking procurement and sales activities as a part of its offline EV charging solutions.
Other Offline Services
We provide electricity procurement services to charging station operators. Leveraging the vast number of station operators on our network, we are able to aggregate procurement requirements for electricity and negotiate for and secure electricity at favorable prices. This is particularly beneficial to small and medium-sized
station operators who often lack the ability to obtain lower prices due to a lack of scale.
To complement our EV charging services, we also provide charging station operators with 24/7 offline operational and management services. Depending on their varying needs, charging station operators can opt for professional operational services from us, including outsourcing to us their daily operations, including the regular maintenance and upkeep of their charging piles and stations. They can also order onsite maintenance and repair services provided by specialized technicians in the event of any equipment failure or hardware downtime.
Non-charging
Services
We are able to boost charging station revenues by providing station operators with the ability to provide additional retail services as well as other amenities and ancillary services. The dominant position of public charging in the Chinese market means that the vehicle parking time and the time spent by EV drivers at the charging station will correspond closely to the charging time, which is on average approximately 60 to 90 minutes according to CIC. This long waiting time offers tremendous potential to offer additional retail and ancillary services.
We are a pioneer in packaging
non-charging
retail and ancillary services into charging stations and have retail resources that are ready for deployment. As of March 31, 2022, NaaS had assisted close to 400 charging stations in delivering more than 8 different kinds of retail and ancillary services, including the sale of food and other merchandise through vending machines, car washing services and massage services. We are also exploring the potential of other retail services. We empower charging station operators with the ability to adopt scenario-specific furniture and fixture or infrastructure designs with a variety of amenities and non-charging
services, such as vending machines, massage chairs, and car wash tunnels. We are also assisting charging station operators in station design and decoration, furniture and fixture procurement with discounted prices for non-charging
businesses. We have amassed substantial experience and expertise in this area and we are continuing to explore different retail possibilities which will help improve the revenue streams of charging station owners.

In addition, passenger EVs are gradually replacing commercial EVs as the dominant EV models serviced by charging stations in China. As a result, end-users
are now selecting their destination for charging based on a different and broader set of criteria. By enabling charging stations to provide non-charging
services, we are able to label charging stations on our network based on the amenities and ancillary services they offer. We work with our business partners to realize the full potential of this information by efficiently matching end-users
with the right charging stations that offer the right
non-charging
services, thereby enhancing the
end-user
experience and increasing traffic for station operators.
Full Station Operation
In addition to providing charging station operators with online and offline EV charging solutions as well as non-charging
services, NaaS was also independently and fully operating 73 stations for 11 station owners as of March 31, 2022. Specifically, because of the comprehensiveness of our EV charging solutions, we have been uniquely able to take full control of the day-to-day
operations of charging stations and to provide fully outsourced station operations and management to the station owners. Under this model, we obtain the operational rights to the charging station and takes the full responsibility for running the entire operation of the station. We retain all of the revenue, which is accounted for as revenue generated by offline EV charging solutions, after paying a fixed amount of pre-agreed
fees to the station owner. This model allows us to capture more revenues derived from our EV charging solutions and fully realize all the potential paths for monetization.
Sales and Marketing
We grow our customer base through marketing activities, branding campaigns, as well as the efforts of our in-house
business development teams. We also capitalize on the operating experience, resources and insights of Newlink to acquire new customers.
We adopt different expansion strategies for different charging station operators and owners. Leveraging the market leadership, industry experience and resources of Newlink and of ourselves, our business development team has often been able to identify new charging stations and charging piles at the earliest possible times, which then gives us an advantage in initiating the first contact with the relevant station operators and owners for a potential partnership. Our business development team also constantly monitors and scouts for new charging infrastructure that can potentially partner with our business model, using methods including online searches and offline site visits. After the initial engagement with the station operators and owners, the team then continues to maintain regular contact and will continuously explore potential short-term and long-term opportunities with the station operators and owners through constant relationship building activities, lead generation and market conditioning work, and regular marketing. In addition, we also enter into strategic cooperation with local governments and state-owned entities in China, who are often large-scale station operators and owners. Once a charging station joins our network, our business development team will assign designated personnel to maintain liaison with the station and provide it with comprehensive support.
We also seek to expand our mobility connectivity services through a variety of online and offline activities, including marketing and branding activities and promotions targeting end-users
and other users of our EV charging network. As our mobility connectivity services gain greater traction among end-users,
these initiatives would also result in more station operators joining our network.
Competition
Competition in this industry is based primarily on the extensiveness of the charging network as determined by the number of charging station operators and charging piles, the variety and quality of EV charging services and products offered, industry supply and value chain integration capabilities, and technology capabilities.
It is expected that the EV charging service market in China will see an increasing penetration of DCFCs. This is because of the strong need to reduce charging time at public charging facilities, which will become the dominant form of charging in China. DCFC is able to boost charging efficiency and optimize user experiences in significant measure, which corresponds closely with the needs of end-users
in China.

The success of our mobility connectivity services is largely dependent on the extensiveness of our charging network but also demands effective end-user
acquisition and retention. Ongoing engagement with station operators and the effectiveness of our marketing efforts are critically important to our efforts to gain market share in the Chinese market. We also compete on the comprehensiveness of the range of products and services offered to station operators as well as the quality, performance, features, and prices of the products and services. Our industry is generally in an early stage of development and is constantly evolving. New demands and preferences continue to emerge from various industry participants, and in particular from end-users
and charging station operators and owners. We will be tested on our ability to forecast and meet shifts in the market and our ability to adapt our product and service offerings in a timely manner.
We believe that we can compete effectively with its competitors on the basis of the following factors:

•
the comprehensiveness of our EV charging solutions and strategic focus on DCFC infrastructure, and our ability to continuously upgrade and develop products and services to meet the changing needs, preferences and demands of our customers and end-users;

•	the first-mover advantage we have gained and the market leadership that we have fostered in terms of market share and coverage of charging station operators and facilities;

•	the adoption of an asset-light business model that allows for accelerated expansion and growth;

•	the vision and proven execution capability of our management team; and

•	the effectiveness of our sales and marketing strategies.
Regulations
This section summarizes certain laws and regulations that materially affect our business and operations and the key provisions of such laws and regulations.
Regulations Related to Foreign Investment
Investment activities in China by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (the “Encouraged Industries Catalog”) and the Special Management Measures (Negative List) for the Access of Foreign Investment (the “Negative List”), which were promulgated and are amended from time to time by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (the “NDRC”), and together with the PRC Foreign Investment Law (the “FIL”), and their respective implementation rules and ancillary regulations. The Encouraged Industries Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories in terms of the level of participation permitted to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Encouraged Industries Catalog are generally deemed as falling into a fourth category of “permitted” industries unless specifically restricted by other PRC laws.
On December 27, 2020, MOFCOM and the NDRC released the Encouraged Industries Catalogue (2020 Version), which became effective on January 27, 2021, to replace the then existing Encouraged Industries Catalog. On December 27, 2021, MOFCOM and the NDRC released Negative List (2021 Version), which became effective on January 1, 2022, to replace the then existing Negative List. The Negative List (2021 Version) sets forth the industries in which foreign investments are restricted or prohibited. Industries that are not listed in the Negative List (2021 Version) are generally permitted to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.
On March 15, 2019, the National People’s Congress (the “NPC”) promulgated the FIL, which became effective on January 1, 2020 and replaced the main body of laws and regulations then governing foreign investment in China. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in China, which include any of the following circumstances: (1) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (2) foreign investors obtaining shares, equity interests, interests in property or other similar rights and interests of enterprises within China, (3) foreign investors investing in new projects in China solely or jointly with other investors, and (4) investment by other means as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the FIL, foreign investment shall enjoy
pre-entry
national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The FIL provides that foreign invested entities operating in “restricted” or “prohibited” industries will require entry clearance and other approvals.
On December 26, 2019, the State Council promulgated the Implementing Rules of Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level of openness.
On December 30, 2019, MOFCOM and the State Administration for Market Regulation (the “SAMR”) jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit information relating to the investment to the competent commerce department.
Regulations Related to Value-Added Telecommunications Services
The Telecommunications Regulations of the PRC (the “Telecommunications Regulations”), which was promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, provides the regulatory framework for telecommunications service providers in China. The Telecommunications Regulations classifies telecommunications services into basic telecommunications services and value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. According to the Catalog of Telecommunications Services, attached to the Telecommunications Regulations and most recently amended by the Ministry of Industry and Information Technology (“MIIT”) on June 6, 2019, information services provided via public communication network or the internet are value-added telecommunications services.
The value-added telecommunications services are regulated by the Administrative Measures on Internet Information Services (the “Internet Measures”), which was promulgated by the State Council on September 25, 2000 and most recently amended on January 8, 2011. “Internet information services” is defined as “services that provide information to online users through the internet.” The Internet Measures classifies internet information services into non-commercial
internet information services and commercial internet information services. Commercial internet information service providers shall obtain a value-added telecommunications business operating license for internet information service (the “ICP License”) from appropriate telecommunications authorities. An ICP License has a term of five years and can be renewed 90 days prior to its expiration, according to the Administrative Measures for Telecommunications Businesses Operating Licensing, which was promulgated by MIIT on March 1, 2009 and amended on July 3, 2017 (with such amendment coming into effect on September 1, 2017).
The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and most recently amended on March 29, 2022, requires foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign joint ventures, and foreign investors shall not acquire more than 50% of the equity interest of such enterprises, unless the state stipulates otherwise.
According to the Negative List (2021 Version), the ratio of foreign investments in an entity that is engaged in value-added telecommunications business (except for
e-commerce,
domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. NaaS historically conducted certain value-added telecommunications services through Kuaidian Power Beijing, which services had, as part of the Restructuring, been transferred and are currently carried out by a third party service provider.

Regulations Related to Online Payment
On June 14, 2010, the PBOC issued the Administrative Measures on
Non-Financial
Institution Payment Service and its implementing rules, which was amended on April 29, 2020 and set forth the basic regulatory requirements for the provision of payment services by non-financial
institutions. According to the Administrative Measures on
Non-Financial
Institution Payment Service,
“non-financial
institution payment service” means any of the following monetary asset transfer services provided by non-financial
institutions as an intermediary between the payor and the payee: (i) online payment;
(ii) pre-payment
card issuance and receipt; (iii) bank card acceptance; and (iv) other payment services as specified by the PBOC. Pursuant to the Administrative Measures on
Non-Financial
Institution Payment Service, a
non-financial
institution that provides payment services shall obtain a payment business license to become a payment institution. No non-financial
institution or individual shall engage in payment services, either directly or indirectly, without the PBOC’s approval.
In November 2017, the PBOC published the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice is intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting unlicensed payment settlement services, so as to safeguard fund security and information security.
As part of NaaS’ business operation prior to the Restructuring, end-users
were required to make prepayments through
Kuaidian
under certain circumstances, including to initiate certain services through
Kuaidian
. This could potentially have constituted issuance of prepaid cards by NaaS under then prevailing PRC laws and regulations and required a payment business license. In line of market practice, NaaS had previously engaged licensed entities such as third-party payment institutions and commercial bank to provide payment settlement services. However, because there were and remain to be uncertainties with respect to the implementation and interpretation of the applicable laws and as the these laws continue to evolve, the PBOC and other governmental authorities may find NaaS’ settlement mechanisms to be in violation of the Administrative Measures on
Non-Financial
Institution Payment Service, the PBOC Notice or other related regulations.
Regulations Related to Mobile Internet Applications Information Services
In addition to the Telecommunications Regulations and other regulations discussed above, mobile internet applications (“Apps”) are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services (the “App Provisions”), which was promulgated by the Cyberspace Administration of China (“CAC”) on June 28, 2016 and became effective on August 1, 2016. The App Provisions sets forth the relevant requirements applicable to App information service providers and App Store service providers. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local App information respectively.
App providers shall strictly discharge their responsibilities relating to information security management, and perform the following duties: (1) in accordance with the principles of “real name at background, any name at foreground,” verify identities of registered users through mobile numbers etc.; (2) establish and improve the mechanism for user information security protection, adhere to the principles of “legality, appropriateness and necessity” in the collection and use of personal information, expressly state the purposes and methods of information collection as well as the scope of information collected, and obtain users’ consent; (3) establish and improve the mechanism for the verification and management of information, adopt appropriate sanctions and measures such as warning, restricting functionality, suspending updates, and closing accounts, following any release of illegal information, and maintain records and reports for the submission to or inspection by the competent department; (4) protect and safeguard users’ “rights to know and rights to choose” during the installation or use of Apps in accordance with the law, refrain from collecting geographic locations, reading address books, or using cameras or recordings, without the express notifications to and consent of the users, refrain from turning on functions irrelevant to the services provided and refrain from bundling and installing irrelevant Apps; (5) respect and protect intellectual property rights and refrain from producing or releasing Apps that infringes upon intellectual property rights; and (6) maintain records of user log information for 60 days.
Historically, Kuaidian Power Beijing operated
Kuaidian
. As part of the Restructuring, the ownership of
Kuaidian
as well as the rights to access and use certain data generated by or in the possession of
Kuaidian
have been transferred to a third-party service provider as of the date of this Shell Company Report on Form
20-F.
NaaS entered into a business cooperation agreement with the third-party service provider pursuant to which NaaS will receive certain services from such operator in relation to the delivery of EV charging solutions.

Regulations Related to Consumer Protection
According to Law of the PRC on the Protection of Consumer Rights and Interests, which was promulgated by the SCNPC on October 31, 1993 and most recently amended on October 25, 2013, in providing goods or services to consumers, business operators shall fulfill their obligations in accordance with this law and other applicable laws and regulations. Business operators shall fulfill their obligations as agreed with consumers, provided that the agreements with consumers are not in violation of any laws or regulations. In providing goods or services to consumers, business operators shall adhere to social morality, operate business in good faith, and protect the lawful rights and interests of consumers, and shall neither set unfair or unreasonable trading conditions nor force consumers into any transactions. Business operators shall provide consumers with true and complete information regarding the quality, performance, use, and service life or expiration date, among others, of goods and services provided, and shall not conduct any false or misleading promotion. Business operators shall provide true and definitive answers to questions from consumers regarding the quality and use instructions of the goods and services they provide. Business operators shall clearly indicate the price of the goods and services they provide.
Regulations Related to Advertising
On April 24, 2015, the SCNPC enacted the Advertising Law of the People’s Republic of China (the “New Advertising Law”), which became effective on September 1, 2015 and most recently amended on April 29, 2021. The New Advertising Law requires that advertisers, advertising operators and advertisement publishers shall abide by the laws and administrative regulations, and the principles of fairness and good faith while engaging in advertising activities.
The Interim Measures for the Administration of Internet Advertising (the “Internet Advertising Measures”), regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in emails without permission. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons, (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization, or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. NaaS is subject to the foregoing regulations on advertising to the extent it helps charging station and station operators attract traffic including as part of its mobility connectivity services.
Regulations Related to Internet Information Security and Privacy And Protection
PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The SCNPC enacted the Decisions on Maintaining Internet Security on December 28, 2000 as amended on August 27, 2009, which imposes criminal liabilities for any act taken to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) disseminate false commercial information; or (v) infringe on intellectual property rights. The Ministry of Public Security (“MPS”) has promulgated measures that prohibit the use of internet in ways which, among other things, result in a leakage of state secrets or a dissemination of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may shut down its websites and suggest to the relevant authority to revoke its operating license if necessary.
Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011 and taking effect on March 15, 2012, an internet information service provider must not collect any personal information from any of its users or provide any such information to third parties without the consent of such user, unless otherwise provided by laws or regulations. Internet information service providers must expressly inform the users of the method for and purpose of the collection and processing of such user’s personal information and the content of the personal information so collected and processed, and should only collect or use such information to the extent necessary for the provision of its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or possible leak of such personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the relevant telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of a user’s personal information must be subject to the consent of the user, adhere to the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the unauthorized disclosure, damage or loss of any personal information collected.
On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC (the “Cybersecurity Law”), which took effect on June 1, 2017. The Cybersecurity Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, and protect the lawful rights and interests of citizens, legal persons and other organizations. Pursuant to the Cybersecurity Law, a network operator, which includes, among others, internet information services providers, must take technical measures and other necessary measures in accordance with applicable laws and regulations as well as mandatory requirements of national and industrial standards to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law reaffirms the basic principles and requirements as specified in then existing laws and regulations related to personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and the requirements that internet service providers should take technical and other necessary measures to ensure the security the personal information they have collected and prevent such personal information from being divulged, damaged or lost. Any violation of the Cybersecurity Law could subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, shutdown of websites as well as criminal liabilities.
On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages App operators to conduct security certifications, and encourages search engines and App stores to clearly mark and recommend those certified apps.
On November 28, 2019, the CAC, MIIT, the MPS and the SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which describes six types of illegal collection and usage of personal information, including “the failure to publish rules relating to the collection and usage of personal information”, “the failure to provide privacy rules”, and “the collection or use of personal information without consent”.
On May 28, 2020, the NPC adopted the Civil Code of the PRC which became effective on January 1, 2021. According to the Civil Code, individuals have the right of privacy. No organization or individual shall process any individual’s private information or infringe on an individual’s right of privacy, unless otherwise prescribed by law or with the consent of such individual or such individual’s guardian. The Civil Code also offers protection to personal information and provides that the processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor must not divulge or falsify the personal information collected and stored by it, or provide the personal information of an individual to others without the consent of such individual. On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications (the “Necessary Personal Information Rules”), which came into effect on May 1, 2021. According to the Necessary Personal Information Rules, mobile App operators shall not deny a user’ access to the basic functions and services of an App on the basis that such user refuses to provide his or her personal information which is not necessary for such use. The Necessary Personal Information Rules further stipulates the relevant scopes of necessary personal information for different types of mobile Apps.

On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law sets out a national data security review system, under which data processing activities that affect or may affect national security are subject to review. In addition, it clarifies the obligations to protect data security applicable to organizations and individuals who carry out data activities and discharges data security protection responsibilities. Data processors shall establish and improve a whole-process data security management system in accordance with the provisions of laws and regulations, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. If the processing of any organization or personal data violate the Data Security Law, the responsible party shall bear the corresponding civil, administrative or criminal liabilities.
On July 30, 2021, the State Council promulgated the Regulation on Protecting the Security of Critical Information Infrastructure (“CII Regulations”), effective on September 1, 2021. According to the CII Regulations, “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as, among others, public communications and information services, energy, transport, water conservation, finance, public services,
e-government
affairs and national defense science, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities as well as the supervisory and administrative authorities of the aforementioned important industries and sectors will be responsible for (i) organizing for the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the operators so identified and the public security department of the State Council of the results of identification. As of the date of this Shell Company Report on Form
20-F,
NaaS has not received any notification from any PRC governmental authority that it is operating any “critical information infrastructure.”
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, effective on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the purpose of the processing activity, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the purpose of the processing activity to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to different rules on consent requirement, transfer, and security. Entities that process personal information shall bear responsibilities for the activities they conduct relating to such personal information, and shall adopt necessary measures to safeguard the security of the personal information that they process. Otherwise, such entities could be ordered to correct, suspend or terminate the provision of their services, and face confiscation of illegal income, fines or other penalties.
On November 14, 2021, the CAC published a discussion draft of the Data Security Regulations, which provides that the undertaking of the following activities shall be subject to a cybersecurity review: (i) the merger, reorganization or separation of network platform operators that have gathered and mastered a large number of data resources related to national security, economic development or public interests affects, which may affect national security; (ii) overseas listing of data processors processing the personal information of over one million users; (iii) the listing in Hong Kong of data processors processing conducting data processing activities which affect or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also provides that operators of large internet platforms that set up headquarters, operation centers or research and development centers overseas shall report to the national cyberspace administration and other competent authorities. The Draft Data Security Regulations also states that data processors processing important data or listing overseas shall conduct an annual data security assessment by themselves or by engaging a data security service institution, and shall submit the assessment report of a given year to the relevant CAC municipal office before January 31, of the following year. In addition, the Draft Data Security Regulations also requires network platform operators to enact platform rules, privacy policies and algorithm strategies related to data, and to solicit public comments on their official websites for no less than 30 working days when they formulate such platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments thereto that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and submitted to relevant CAC provincial office for approval. As of the date of this Shell Company Report on Form
20-F,
the Draft Administrative Regulation on Network Data Security has not come into effect yet.

On December 31, 2021, the CAC together with other regulatory authorities published the Administrative Provisions on Algorithm Recommendation for Internet Information Services, which took effect on March 1, 2022. The Administrative Provisions on Algorithm Recommendation for Internet Information Services provides, among others, that algorithm recommendation service providers shall (i) establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the relevant rules for algorithm recommendation services, and employ appropriate professional staff and technical support considering the scale of the algorithm recommendation service provided; (ii) regularly review, evaluate and verify the principle, models, data and application results of algorithm mechanisms, (iii) strengthen information security management, establish and improve a feature database for the identification of illegal inappropriate information, and improve entry standards, rules and procedures; (iv) strengthen the management of user models and user labels, and improve the rules on points of interest recorded into user models and user label management, and refrain from recording illegal or harmful keywords information into the points of interest of users or use them as user labels to push information.
On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures. The Cybersecurity Review Measures provides that: (i) network platform operators that are engaged in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review; (ii) the CSRC is one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) network platform operators that possess personal information of more than one million users and seeking to be listed overseas shall file for a cybersecurity review with the Cybersecurity Review Office; and (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties, and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. The distinction made under the discussion draft of the Draft Data Security Regulations between “listing overseas” and “listing abroad” further clarifies that the obligations to proactively apply for cybersecurity review by an entity seeking listing in a foreign country.
Regulations Related to Dividend Distributions
The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law most recently amended in 2018 and the FIL. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax
profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulations Related to Intellectual Property
Patent
Patents in China are principally protected under the Patent Law of the PRC which was most recently amended on October 17, 2020 (which amendment came into effect on June 1, 2021). The duration of the invention patent right shall be 20 years, and the term shall be 10 years for utility models patent right and 15 years for designs patent right, all commencing from the application date thereof.

Copyright
Copyright in China, including copyrighted software, is principally protected under the Copyright Law of the PRC which was most recently amended on November 11, 2020 and came into effect on June 1, 2021 and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which was most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.
Trademark
Registered trademarks are protected under the Trademark Law of the PRC promulgated on August 23, 1982 and amended on April 23, 2019 and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for 10 years, unless otherwise revoked.
Domain Name
Domain names are protected under the Administrative Measures on Internet Domain Names which was promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.
Regulations Related to Foreign Exchange
General Administration of Foreign Exchange
Under the PRC Foreign Currency Administration Rules promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration for Foreign Exchange of China (“SAFE”) and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branches. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise provided by laws and regulations, PRC companies may repatriate foreign currency payments received from overseas or retain the same overseas. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaging in the settlement and sale of foreign exchange pursuant to relevant rules and regulations in China.
In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, on May 4, 2015 which substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment
expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not permitted previously.
On May 10, 2013, SAFE promulgated the Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.
In February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. Qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.

In March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in China to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial
enterprises.
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, which took effect on June 9, 2016 and reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice.
In January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) where a bank handles outward remittance of profits for a domestic institution equivalent to more than US$50,000, the bank shall check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records, audited financial statements and stamp with the outward remittance sum and date on the original copies of tax filing records and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment. Circular 3 also relaxes the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation, including (i) expanding the scope of foreign exchange settlement for domestic foreign exchange loans; (ii) allowing the capital repatriation for offshore financing against domestic guarantee; (iii) facilitating the centralized management of foreign exchange funds of multinational companies; and (iv) allowing offshore institutions within pilot free trade zones to settle foreign exchange in domestic foreign exchange accounts.
Foreign Exchange Registration of Overseas Investment by PRC Residents
Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (“SAFE Circular 75”), which became effective on November 1, 2005, domestic residents, including domestic individuals and domestic companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle (the “Overseas SPV”), for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company.
On July 4, 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Round-tripping by Chinese Residents through Special Purpose Vehicles (“SAFE Circular 37”), which replaced SAFE Circular 75, for the purpose of simplifying the approval process and promoting cross-border investments. SAFE Circular 37 supersedes SAFE Circular 75 and revises and regulates matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, a domestic resident must register with the local SAFE branch before he or she contributes assets or equity interests in an Overseas SPV that is directly established or indirectly controlled by the domestic resident for the purpose of conducting investment or financing. In addition, in the event of any change of basic information of the Overseas SPV such as the individual shareholder, name, operation term, etc., or if there is any capital increase, decrease, equity transfer or swap, merge, spin-off
or other amendment of the material items, the domestic resident shall complete the change of foreign exchange registration procedures for offshore investment. According to the procedural guideline as attached to SAFE Circular 37, the principle of review has been changed to “the domestic individual resident shall only register the Overseas SPV directly established or controlled (first level).”

At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration Over Round-trip Investment with respect to the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment to SAFE Circular 37. Under the relevant rules, failure to comply with the registration procedures set out in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who hold any shares in the company from time to time are required to register with SAFE in connection with their investments in the company.
On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, effective from June 1, 2015, which further amended SAFE Circular 37 by requiring domestic residents to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.
Regulations Related to Tax
Enterprise Income Tax
The Law of the PRC on Enterprise Income Tax and The Regulations for the Implementation of the Law on Enterprise Income Tax (collectively, the “EIT Laws”) were promulgated on March 16, 2007 and December 6, 2007, respectively, and were most recently amended on December 29, 2018 and April 23, 2019, respectively. According to the EIT Laws, taxpayers consist of resident enterprises and non-resident
enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within China.
Non-resident
enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the EIT Laws and relevant implementing regulations, a uniform enterprise income tax (“EIT”) rate of 25% is applicable. However, if non-resident
enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment institutions or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside China.
Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as the PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), which was promulgated by the STA on April 22, 2009 and amended on January 29, 2014 and December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within China.
According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (1) the primary location of the day-to-day
operational management is in China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (4) 50% or more of voting board members or senior executives habitually reside in China.
The EIT Laws permit certain High and New Technologies Enterprises (the “HNTEs”) to enjoy a reduced 15% EIT rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption
commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years, while entities qualifying as key software enterprises can enjoy a preferential EIT rate of 10%.

The Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by
Non-PRC
Resident Enterprises (“Bulletin 7”) was issued by the STA on February 3, 2015 and most recently amended pursuant to the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on
Non-PRC
Resident Enterprises, which was issued by the STA on October 17, 2017 (which amendment became effective on December 1, 2017). Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be
re-characterized
and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of EIT in China. As a result, gains derived from an indirect transfer may be subject to EIT in China. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its EIT filing, and would consequently be subject to EIT in China at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident
enterprise, an EIT rate at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation of Bulletin 7.
VAT and Business Tax
Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenue generated from providing services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by the relevant tax authorities.
In November 2011, the Ministry of Finance (“MOF”) and SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, MOF and SAT promulgated five circulars to further expand the scope of services that are to be subject to value-added tax (“VAT”) instead of business tax. Pursuant to these tax rules, from August 1, 2013, VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of PRC on Value Added Tax to reflect the normalization of the pilot program. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.
On April 4, 2018, MOF and SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the notice, starting from May 1, 2018, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively.
On March 20, 2019, MOF, SAT and the General Administration of Customs (the “GACC”) issued the Announcement on Policies for Deepening the VAT Reform, which came into effect in April 2019, to further reduce VAT rates. According to the announcement, (1) for general VAT payers’ sales activities or imports previously subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (2) for agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (3) for agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (4) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (5) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.

Regulations Related to Employment and Social Welfare
The Labor Contract Law
According to the Labor Law of China promulgated on July 5, 1994 and most recently amended on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide laborers with a safe workplace and sanitation conditions which are in compliance with state stipulations and the relevant articles of labor protection. The PRC Labor Contract Law, which took effect on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and laborers. Enterprises and institutions are prohibited from compelling laborers to work beyond specified time limit and employers shall pay laborers for overtime work in accordance with laws and regulations. In addition, labor wages shall not be lower than the local minimum wages and shall be paid to laborers in a timely manner.
Social Insurance and Housing Fund
As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended on December 20, 2010, Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, Decisions on the Establishment of a Unified Program for Basic
Old-Aged
Pension Insurance for Employees of Corporations of the State Council issued on July 16, 1997, Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, Unemployment Insurance Measures promulgated on January 22, 1999 and Social Insurance Law of PRC implemented on July 1, 2011 and amended on December 29, 2018, enterprises are obliged to provide their employees in China with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to make the required contribution may be fined and ordered to make up for such contribution within a prescribed period of time.
In accordance with the Regulations on the Management of Housing Funds which were promulgated by the State Council on April 3, 1999 and most recently amended on March 24, 2019, enterprises must register at the competent managing center for housing funds and upon the examination by such managing center of housing funds, such enterprises shall complete procedures for the opening of an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.
Regulations Related to M&A and Overseas Listing
On 8 August 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on 8 September 2006 and was revised on 22 June 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also requires that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

Regulations Related to Strictly Combating Illegal Securities Activities
On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. It emphasizes the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
Regulations Related to Securities Offering and Listing Overseas
On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic companies (Draft for Comments) for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The identification of indirect overseas issuance and listing by a domestic enterprise shall follow the principle of substance over form, where an issuer falls under any of the following circumstances, it shall be deemed as indirect overseas issuance and listing by a domestic enterprise:(i) the operating income, total profits, total assets or net assets of the domestic enterprise in the latest financial year account for more than 50% of the relevant data in the issuer’s audited consolidated financial statements for the same period; (ii) Most of the senior officers in charge of business operation and management are Chinese citizens or have habitual residences in China, and the main places of business operation are located in China or are mainly carried out in China. As of the date of this documents, has not come into effect yet, while we cannot preclude the possibility that we may be subject to this provisions and required to file with the CSRC.

C.	Organizational Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this Shell Company Report on Form
20-F:

D.	Property, Plants and Equipment
The table below contains a summary of our properties upon consummation of the Mergers:

Location	Space (square meters)	Use	Lease Term
Room 3801-3804, 38th Floor, Building A, Gemdale Plaza,	408m 2	Office	2 years and 2 months from January 1, 2019
91 Jianguo Road, Chaoyang District., Beijing, China

Room 701-702, 11th Floor, Wanda Plaza, Yard No.93, Jianguo Road, Chaoyang District, Beijing, China	366m 2	Office	2 years and 2 months from May 22, 2019

Room 1507, Unit 1, 12th Floor, Building 99, Chaoyang North Road, Chaoyang District, Beijing	113m 2	Office	1 year from April 1, 2021

3/F, Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing	896m 2	Office	5 years from November 9, 2020

3/F, Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing	904m 2	Office	5 years from November 9, 2020

2/F, Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing	600m 2	Office	5 years from November 9, 2020
We believe that our existing facilities are generally adequate to meet our current needs, but expect to seek additional space as needed to accommodate future growth.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with (i) the consolidated financial statements of RISE Education Cayman Ltd, as of and for the years ended December 31, 2019, 2020, and 2021, together with the notes thereto, (ii) the combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021, together with the notes thereto, as well as (iii) the pro forma condensed combined statement as of and for the year ended December 31, 2021, each of which appear elsewhere in this Shell Company Report on Form
20-F.
NaaS’ EV charging service business was previously carried out by Newlink and subsidiaries of Newlink, and consequently, the combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 included in this Shell Company Report on Form
20-F
are presented using the carrying value of such business for all periods presented.
The discussion below contains forward looking statements that involve certain risks and uncertainties. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this Shell Company Report on Form
20-F.
We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results
RISE
RISE did not generate revenues from continuing operations prior to the consummation of the Mergers and since it became a shell company. Overall, RISE incurred a net loss from continuing operations of RMB15.2 million, RMB17.6 million and a net income of RMB249.1 million (US$39.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively. Since RISE’s operations were primarily administrative, the net income from continuing operations related entirely to the gain on troubled debt restructuring.

NaaS
Key Factors Affecting NaaS’ Results of Operations
Our business and operating results are affected by the general factors that impact our total addressable market, including, among others, the overall economic growth in China and globally, the continuing impact of
COVID-19,
regulatory, tax and geopolitical environments, and the competitive landscape for EV charging services. Unfavorable changes in any of these general factors could materially and adversely affect the demand for our services and our results of operations.
While our business is influenced by these general factors, we believe our results of operations are more directly affected by specific factors that include the following.
Growth in EV Adoption
Our revenue growth is directly tied to the charging volume completed through its network and heavily dependent on the number of passenger and commercial EVs sold, which we believe drives the demand for charging infrastructure. The market for EVs is rapidly evolving in China. Although China is currently one of the world’s major automotive markets, there is no guarantee of such future demand and there have been fluctuations in terms of year-over-year growth in sales volume for passenger vehicles in general as well as for EVs. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; competition, including from other types of alternative fuel vehicles, plug-in
hybrid electric vehicles and high fuel-economy internal combustion engine vehicles; volatility in the cost of oil and gasoline; concerns regarding the stability of the electrical grid; the decline of EV battery’s ability to hold a charge over time; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; and increases in fuel efficiency. In addition, macroeconomic factors, including governmental mandates and incentives, could impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. Further, the continuous impact of the
COVID-19
pandemic and geopolitical factors such as the conflict between Ukraine and Russia have impacted and may continue to impact the global automotive supply chain and reduce the manufacturing of automobiles, including EVs. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption or manufacturing rates, our financial condition and results of operations would be negatively impacted and such impact may be material.
Competition
We are one of the largest and fastest growing EV charging service providers in China. The EV charging service industry is highly competitive, and the market is expected to become increasingly competitive. We compete on the comprehensiveness of the range of services and solutions offered to station operators and end-users
as well as on the quality, performance, features, and prices of the products and services. New demands and preferences continue to emerge from industry participants, and in particular from charging station operators, owners and end-users.
Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. We will be tested on our ability to forecast and meet shifts in the market and its ability to adapt product and service offerings in a timely manner. If our market share decreases due to increased competition, our financial condition and results of operations in the future may be negatively impacted.
End Users’ Usage Pattern
Our revenues are driven by
end-users’
driving and charging behaviors. The EV market is still developing and current behavioral patterns may not be representative of future behaviors. Key behavioral shifts may include but are not limited to: annual vehicle miles traveled, preferences for urban, suburban or exurban locations, preferences for public or private fast charging, preference for home or workplace charging, demand from rideshare or urban delivery services, and the emergence of autonomous vehicles, micro-mobility and mobility as-a-service
platforms requiring EV charging services. All these shifts could change end-users’
driving and charging behaviors, which in turn could affect the demand for our services and our results of operations.
Impact of New Solution Releases and Investments in Growth
As we introduce new services and solutions, such as the launch of our full station operation business and non-charging
services in July 2020, our gross margins may be initially negatively impacted by launch costs and lower volumes until we achieve targeted cost reductions. Cost reductions may not occur on the timeline we expect. In addition, we may accelerate our expenditures where we see growth opportunities, which may impact gross margin until upfront costs and inefficiencies are absorbed and normalized operations are achieved. Our focus on optimizing for customer and end-user
acquisition and prioritizing an assurance of supply of its services and solutions generally results in gross margin pressure, and our strategy is to grow such customer and end-user
relationships over time. We also continuously evaluate and may adjust our expenditures based on its launch plans for new services and solutions, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As we attain higher revenue, we expect operating expenses as a percentage of total revenue to decrease as we scale and focus on increasing operational efficiency and process automation.

Technology
We rely on numerous internally developed and externally sourced hardware and software technologies to operate our network and generate earnings. We engage third-party vendors for non-proprietary
hardware and software components. Our ability to continue to integrate our technology stack with technological advances in the wider EV ecosystem including EV model characteristics, charging standards, charging hardware, software and battery chemistries will affect our sustained competitiveness in offering charging services. With our continued investment in research and development as well as collaboration with third-party vendors, we believe that we are well-positioned to keep abreast of technological advances and allow our business to remain competitive regardless of long-term technological shifts in EVs, batteries or modes of charging.
Impact of
COVID-19
on NaaS’ Operations and Financial Performance
The
COVID-19
pandemic has resulted in quarantines, travel restrictions, the temporary closure of business venues and facilities, engagement of remote working arrangements and cancellation of public activities in China from time to time since 2020. Staring from March 2022, with the new Omicron variant spreading rapidly in certain parts of China, many of the social restrictions and quarantine measures in China have been reintroduced and tightened. In addition, the global spread of
COVID-19
in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, especially the effectiveness of the global containment of the
COVID-19,
which are highly uncertain and unpredictable. NaaS’ operations and financial performance has been negatively affected by the
COVID-19
pandemic and the restrictive measures taken by the Chinese government in response thereto.
We continue to monitor the evolving situation and guidance from government and public health authorities and may take additional actions based on their recommendations. There remains uncertainty around the severity and duration of the
COVID-19
pandemic and the measures taken, or may be taken, in response to the
COVID-19
pandemic, which will depend on numerous factors, including, among others, the emergence of new cases of
COVID-19
and its variants, hospitalization and mortality rates, and the availability and distribution of safe and effective treatments and vaccines. Accordingly, we cannot reasonably estimate the full impact of the
COVID-19
pandemic on its business, financial condition and results of operations at this time, which may be material.
As of December 31, 2021, NaaS had US$1.4 million in cash and cash equivalents. Its cash and cash equivalents primarily consist of cash at bank and deposits held at licensed payment platforms that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value. We believe this level of liquidity is sufficient to navigate an extended period of uncertainty.

Key Components of Results of Operations
Net Revenues
NaaS’ revenues are generated across various revenue streams. The following table sets forth the components of NaaS’ net revenue, both in absolute amount and as a percentage of NaaS’ total gross revenue, for the periods presented:

	For the year ended December 31,
	2020		2021
	RMB’000%		RMB’000	US$’000%
Revenues, Gross	37,206	100.0	160,916	25,251	100.0
Online EV Charging Solutions	36,498	98.1	153,246	24,048	95.2
Offline EV Charging Solutions	565	1.5	7,060	1,107	4.4
Non-Charging Solutions and Other Services	143	0.4	610	96	0.4
Incentive to end-users	(31,374)	(84.3)	(143,142)	(22,462)	(89.0)

Revenues, Net	5,832	15.7	17,774	2,789	11.0

Online EV Charging Solutions.
Revenue from online EV charging solutions constitute the majority of NaaS’ total net revenue, accounting for 98.1% and 95.2% of NaaS’ total gross revenue in 2020 and 2021, respectively. NaaS primarily generates revenue from online EV charging solutions by charging commission fees for its mobility connectivity services.
Offline EV Charging Solution.
NaaS also generates revenue from the sale of offline EV charging solutions to charging station operators and by charging commission fees for services provided for hardware and electricity procurement. Revenue accrued under the full station operation model is also accounted for as revenue from offline EV charging solution.
Non-Charging
Solutions and Other Services.
Revenue from
non-charging
solutions and other services consist of fees received from the sale of non-charging
solutions and other services such as food and beverage services and from online advertising services.
Incentives to
end-users.
Incentives to
end-users
represent discounts and other subsidies offered to
end-users
to encourage the use of platform relating to our online EV charging solutions business. NaaS records such incentives to customers as reduction of revenue, to the extent of the revenue collected from the customers. In certain transactions, incentives offered to the end-users
exceed the revenue generated from the relevant transaction, in which event the excess payment is presented as selling and marketing expense instead of negative revenue.
NaaS expects revenue from online EV charging solutions to grow due to the expansion of its charging network and the increase in its market share. NaaS expects revenues from offline EV charging solutions and non-charging
solutions and other services to increase as a result of the recent introduction and planned expansion of its full station operation and hardware procurement businesses.
Cost of Revenues
The following table sets forth the principal components of NaaS’ cost of revenues by absolute amount and as a percentage of NaaS’ total gross revenues for the years presented.

	For the year ended December 31,
	2020		2021
	RMB’000%		RMB’000	US$’000%
Cost of revenues:
Cost of Online EV Charging Solutions	8,454	22.7	12,005	1,884	7.5
Cost of Offline EV Charging Solutions	—	—	6,432	1,009	4.0
Cost of Non-Charging Solutions	171	0.5	426	67	0.2

Total cost of revenues	8,625	23.2	18,863	2,960	11.7

Cost of Online EV Charging Solutions.
Cost of online EV charging solutions primarily consists of tax surcharges, and payment processing cost and employee benefit expenses.

Cost of Offline EV Charging Solutions.
Cost of offline EV charging solutions primarily consists of the depreciation of right-of-use
assets, amortization of
right-of-use
assets, and daily operation costs.
Cost of
Non-Charging
Solutions.
Cost of
non-charging
solutions mainly represents costs incurred for the renovation of charging stations lounge.
NaaS expects its cost of revenues to increase in conjunction with the expected increase of revenues from its charging solutions and as a result of its business expansion and organic growth.
Operating Expenses
The following table sets forth the components of NaaS’ operating expenses, both in absolute amount and as a percentage of NaaS’ total gross revenues, for the periods presented.

	For the year ended December 31,
	2020		2021
	RMB’000%		RMB’000	US$’000%
Operating expenses:
Selling and marketing expenses	47,214	126.9	183,165	28,743	113.8
Administrative expenses	11,755	31.6	28,458	4,466	17.7
Research and development expenses	20,448	55.0	37,158	5,831	23.1

Total operating expenses	79,417	213.5	248,781	39,040	154.6

Selling and marketing expenses.
NaaS’ selling and marketing expenses primarily consist of online operation expenses, costs of related personnel, advertising expenses, and offline market promotion expenses. Online operation expenses represent discounts and promotions granted to end-users,
to the extent such incentives exceed the revenue collected from the customers on a transaction-by-transaction
basis. NaaS expects its selling and distribution expenses to stabilize and be optimized in the foreseeable future as NaaS continues to scale and improve the efficiency of its selling and distributing efforts.
Administrative expenses.
NaaS’ administrative expenses mainly comprise staff costs for its employees involved in general corporate functions, facility and office space rentals, professional service fees, as well as other general and administrative expenses. NaaS expects its general and administrative expenses to increase in absolute amount in the foreseeable future as NaaS continues to grow its business and as it starts to incur increased costs in accounting, compliance, reporting and other costs associated with its operation as a subsidiary of a public company.
Research and development expenses.
NaaS’ research and development expenses primarily consist of salaries and benefits for its technology and product development personnel and cloud service fees. NaaS expects its research and development expenses to increase in the foreseeable future as NaaS expands its technology and research and development team and continues to invest in its technology infrastructure.
Results of Operations
The following table sets forth a summary of NaaS’ combined statements of loss and other comprehensive loss for the years indicated, both in absolute amounts and as percentages of NaaS’ total gross revenues. This information should be read together with NaaS’ combined financial statements and related notes included elsewhere in this Shell Report on Form
20-F.
The results of operations in any period are not necessarily indicative of NaaS’ future trends.

	For the year ended December 31,
	2020		2021
	RMB’000%		RMB’000	US$’000%
Revenues, Gross	37,206	100.0	160,916	25,251	100.0
Online EV Charging Solutions	36,498	98.1	153,246	24,048	95.2
Offline EV Charging Solutions	565	1.5	7,060	1,107	4.4
Non-Charging Solutions and Other Services	143	0.4	610	96	0.4
Incentive to end-users	(31,374)	(84.3)	(143,142)	(22,462)	(89.0)

Revenues, Net	5,832	15.7	17,774	2,789	11.0
Other losses, net	(19)	(0.1)	(1,402)	(220)	(0.9)
Operating costs
Cost of revenues	(8,625)	(23.2)	(18,863)	(2,960)	(11.7)
Selling and marketing expenses	(47,214)	(126.9)	(183,165)	(28,743)	(113.8)
Administrative expenses	(11,755)	(31.6)	(28,458)	(4,466)	(17.7)
Research and development expenses	(20,448)	(55.0)	(37,158)	(5,831)	(23.1)

Total operating costs	(88,042)	(236.7)	(267,644)	(42,000)	(166.3)

Operating loss	(82,229)	(221.1)	(251,272)	(39,431)	(156.2)
Finance income/(costs), net	89	0.2	(640)	(100)	(0.4)

Net loss before income tax	(82,140)	(220.9)	(251,912)	(39,531)	(156.6)
Income tax expenses	(42)	(0.1)	(398)	(62)	(0.2)

Net loss for the year	(82,182)	(221.0)	(252,310)	(39,593)	(156.8)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Net revenues
Total net revenues increased significantly from RMB5.8 million in 2020 to RMB17.8 million (US$2.8 million) in 2021.
Online EV Charging Solutions.
Online EV charging revenues increased significantly from RMB36.5 million in 2020 to RMB153.2 million (US$24.0 million) in 2021. The increase was primarily attributable to an overall increase of charging volume completed through NaaS’ network which was in turn driven by the expansion of NaaS’ charging network. There were 800 operators on NaaS’ network as of the end of 2021, compared with 217 operators as of the end of 2020.
Offline EV Charging Solutions.
Offline EV charging revenues increased significantly from RMB0.6 million in 2020 to RMB7.1 million (US$1.1 million) in 2021. The increase was primarily driven by the introduction of hardware procurement business in late 2020, and full station operation business in 2021. Operating revenue generated from full station operation and commission revenue generated from hardware procurement reached RMB3.6 million (US$0.6 million) and RMB3.0 million (US$0.5 million) in 2021, respectively.
Non-Charging
Solutions and Other Services.
Revenues derived from the sale of
non-charging
solutions and other services increased from RMB0.1 million in 2020 to RMB0.6 million (US$0.1 million) in 2021, primarily due to the growth of non-charging
services and online advertisement business.
Incentives to
end-users.
Costs of incentives to
end-users
increased significantly from RMB31.4 million in 2020 to RMB143.1 million (US$22.5 million) in 2021, mainly as a result of the rapid increase in platform transactions, in connection with which NaaS offered discounts and other subsidies to end-users.
Cost of revenues
Cost of Online EV Charging Solutions.
Cost of online EV charging solutions increased by 42.0% from RMB8.5 million in 2020 to RMB12.0 million (US$1.9 million) in 2021, primarily due to the increase in tax surcharges and payment processing costs accompanying the increase in platform transactions.
Cost of Offline EV Charging Solutions.
Cost of offline EV charging solutions increased from nil in 2020 to RMB6.4 million (US$1.0 million) in 2021, primarily due to the introduction of full station operation business in 2021 and the amortization of right-of-use
assets.

Cost of
Non-Charging
Solutions.
Cost of
non-charging
solutions increased significantly from RMB0.2 million in 2020 to RMB0.4 million (US$0.1 million) in 2021. The increase was primarily attributable to the increase of costs related to non-charging
services such as renovation cost for charging station lounges.
Gross loss
NaaS’ gross loss was RMB1.1 million (US$0.2 million) in 2021, compared with a gross loss of RMB2.8 million in 2020. NaaS achieved a negative gross margin of 0.7% in 2021 as compared with a negative 7.5% in 2020.
Operating expenses
Operating expenses increased significantly from RMB79.4 million in 2020 to RMB248.8 million (US$39.0 million) in 2021.
Selling and marketing expenses.
Selling and distribution expenses increased by 287.9% from RMB47.2 million in 2020 to RMB183.2 million (US$28.7 million) in 2021, primarily due to the expansion of end-user
base and the increase in platform order volumes. NaaS offered discounts and promotions to target end-users
to engage or
re-engage
end-users,
or to generally boost the use of its network by
end-users.
Administrative expenses.
Administrative expenses increased by 142.1% from RMB11.8 million in 2020 to RMB28.5 million (US$4.5 million) in 2021, primarily as a result of the increase in the number of related personnel and in facility and office space rentals as NaaS continued to scale its business.
Research and development expenses.
Research and development expenses increased by 81.7% from RMB20.4 million in 2020 to RMB37.2 million (US$5.8 million) in 2021, primarily due to the increase in salaries and benefits for NaaS’ technology and product development personnel, and the increase in cloud service fees, driven by an expansion of NaaS’ business scale.
Finance income/(costs), net
Finance costs was RMB0.6 million (US$0.1 million) in 2021 as compared with finance income of RMB0.1 million in 2020. The significant change was primarily attributable to the increase in interest on leasing liability of office building and charging stations.
Income tax expenses
NaaS’ income tax expenses increased from RMB42 thousand in 2020 to RMB398 thousand (US$62 thousand) in 2021, mainly due to the increase in the net profit from its hardware procurement business.
Net loss for the year
As a result of the foregoing, NaaS recorded loss for the year of RMB252.3 million (US$39.6 million) in 2021, compared to loss of RMB82.2 million in 2020.
Off Balance Sheet Arrangements
We have not entered into any
off-balance
sheet financial guarantees or other
off-balance
sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

B.	Liquidity and Capital Resources
RISE
The following table sets forth a summary of RISE’s cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
		(in thousands)
Net cash (used in) continuing operating activities	(20,158)	(18,615)	(29,945)	(4,698)
Net cash (used in) discontinued operating activities	(19,696)	(187,127)	(509,825)	(80,003)
Net cash (used in) operating activities	(39,854)	(205,742)	(539,770)	(84,701)
Net cash generated from continuing investing activities	—	—	15,932	2,500
Net cash (used in) discontinued investing activities	(114,716)	(111,782)	(53,535)	(8,401)
Net cash (used in) investing activities	(114,716)	(111,782)	(37,603)	(5,901)
Net cash (used in) continuing financing activities	(140,732)	(60,674)	(15,841)	(2,486)
Net cash (used in) discontinued financing activities	—	—	(23,308)	(3,658)
Net cash (used in) financing activities	(140,732)	(60,674)	(39,149)	(6,144)
Effect of foreign exchange rate changes	1,342	(5,443)	(6,635)	(1,041)
Net (decrease) in cash, cash equivalents and restricted cash	(293,960)	(383,641)	(623,157)	(97,787)
Cash, cash equivalents and restricted cash at beginning of year	1,316,785	1,022,825	639,184	100,302
Cash, cash equivalents and restricted cash at end of year	1,022,825	639,184	16,027	2,515
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of year	998,674	628,806	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of year	24,151	10,378	16,027	2,515
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

Financing activities
Net cash used in financing activities amounted to RMB39.1 million (US$6.1 million) in 2021, which comprised a net cash outflow in continuing operations of RMB15.8 million (US$2.5 million), primarily due to the inflow of convertible loan of RMB108.3 million from a related party and a net cash outflow of principal repayments on loans of RMB125.0 million, and a net cash outflow in discontinued operations of RMB23.3 million (US$3.7 million).
Net cash used in financing activities amounted to RMB60.7 million in 2020, primarily reflecting a net cash outflow in continuing operations of RMB60.7 million.
Net cash used in financing activities amounted to RMB140.7 million in 2019, primarily reflecting a net cash outflow in continuing operations of RMB140.7 million.
NaaS
Cash Flows and Working Capital
The following table sets forth a summary of NaaS’ cash flows for the periods presented:

	For the year ended December 31,
	2020	2021
	RMB’000	RMB’000	US$’000
Summary Combined Cash Flow Data:
Net cash used in operating activities	(63,014)	(250,035)	(39,236)
Net cash used in investing activities	—	(5,606)	(880)
Net cash generated from financing activities	64,555	260,702	40,910

Net increase in cash, cash equivalents, and restricted cash	1,541	5,061	794
Cash, cash equivalents, and restricted cash at beginning of year	2,124	3,665	575
Cash, cash equivalents, and restricted cash at end of year	3,665	8,726	1,369

To date, NaaS has financed its operating and investing activities mainly though cash generated from operating activities and historical equity financing activities. As of December 31, 2021, NaaS had RMB8.7 million (US$1.4 million) in cash and cash equivalents, of which 100% were held in RMB. NaaS has also completed its series A financing in January 2022, receiving a total cash consideration of US$87.3 million. NaaS believes its cash on hand will be sufficient to meet its current and anticipated needs for general corporate purposes for at least the next 12 months.
Operating activities
Net cash used in operating activities was RMB250.0 million (US$39.2 million) in 2021, which was primarily attributable to a net loss before tax of RMB251.9 million (US$39.5 million), adjusted for certain non-cash
items consisting primarily of (i) the depreciation of
right-of-use
assets of RMB6.7 million (US$1.1 million), and (ii) credit loss allowances on financial asset of RMB1.4 million (US$0.2 million). The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in other receivables, prepayments and other assets of RMB74.2 million (US$11.6 million), mainly due to the increase in receivables for sales of charging piles and prepayments to charging stations etc., (ii) an increase in trade receivables of RMB0.7 million (US$0.1 million), mainly due to the increase in receivables from advertisement business, partially offset by an increase in trade and other payables of RMB67.9 million (US$10.7 million).
Net cash used in operating activities was RMB63.0 million in 2020, which was primarily attributable to a net loss before income tax of RMB82.1 million, adjusted for certain non-cash
items consisting primarily of (i) the depreciation of
right-of-use
assets of RMB3.5 million, and (ii) interest expenses of RMB0.2 million. The adjustment for changes in operating assets and liabilities primarily reflected an increase in trade and other payables of RMB27.0 million due to the increase in tax payable and user accounts prepayment etc., partially offset by an increase in prepayments, other receivables and other assets of RMB11.7 million.

Investing activities
Net cash used in investing activities was RMB5.6 million (US$0.9 million) in 2021, consisting of RMB5.0 million (US$0.8 million) from purchase of financial asset at fair value through profit or loss, and RMB0.6 million (US$0.1 million) from purchase of property, plant and equipment. Net cash used in investing activities was nil in 2020.
Financing activities
Net cash generated from financing activities in 2021 was RMB260.7 million (US$40.9 million), consisting primarily of RMB267.6 million (US$42.0 million) of contribution from a shareholder, partially offset by RMB6.1 million (US$1.0 million) of payments of lease liabilities and RMB0.8 million (US$0.1 million) of interests paid.
Net cash generated from financing activities in 2020 was RMB64.6 million, consisting primarily of RMB68.7 million of contribution from a shareholder, partially offset by RMB4.0 million of payments of lease liabilities and RMB0.2 million of interests paid.
Material Cash Requirements
Other than the ordinary cash requirements for NaaS’ operations, its material cash requirements as of December 31, 2021 and any subsequent interim period primarily include its operating lease obligations and commitments relating to office buildings and charging stations. NaaS intends to fund its existing and future material cash requirements with its existing cash balance and other financing alternatives. NaaS will continue to make cash commitments to support the growth of its business.
The following table sets forth NaaS’ contractual obligations as of December 31, 2021.

		Payment Due by Period
	Total	Less Than 1 year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years

		(RMB in thousands)
Operating lease commitments	29,151	15,756	6,191	4,117	3,087	—
Other than as shown above, NaaS did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

C.	Research and Development, Patents and Licenses, etc.
We continue to invest in the research and development of our products and services. We have a research and development team consisting of specialized technicians and professionals primarily covering areas of charging software, intelligent order management, real-time information management and related technologies.
In the years ended December 31, 2020 and 2021, NaaS’ research and development expenses were RMB20.4 million and RMB37.2 million (US$5.8 million), representing 55.0% and 23.1% of its total revenues, respectively. We intend to invest considerable time and expense in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services with continued research and development activities.
We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how),
in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes.
We regard our trademarks, copyrights,
know-how,
technologies, domain names, and other intellectual property as critical to our success. As of December 31, 2021, NaaS owned 19 registered trademarks worldwide, two copyrights (including copyrights to software products), and six registered domain names that are material to our business.

D.	Trend Information
Other than as disclosed elsewhere in this Shell Company Report on Form
20-F,
we are not aware of any trends, uncertainties, demands, commitments or events since 2021 that are reasonably likely to have a material adverse effect on our total net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates
The preparation of financial statements requires the use of accounting estimates. We need to exercise judgement in applying our accounting policies. We continue to evaluate these estimates and assumptions based on historical experience and other factors, including expectations of future events that may have a financial impact on us and that are believed to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.
Revenue recognition
For online charging service solutions, we offer effective mobility connectivity services through certain platform to connect charging station operators and end-users
and to facilitate the completion of successful EV charging. The performance obligations for us is to present the charging stations and charging piles on the platform, and provide such information for end-users
who visit the platform.
End-users
can select charging stations and charging piles on their own. Upon the completion of an EV charging order, we recognize the service income charged to operators and end-users.
We provide services to both charging station operators and
end-users
pursuant to the relevant agreements, and we perform our obligations vis-a-vis
both parties during each transaction. Both charging station operators and end-users
are regarded as the customers of our platform services.
Determining whether we are acting as a principal or as an agent when third-party is involved in the provision of certain services to our customers requires judgement and consideration of all relevant facts and circumstances. In evaluating our role as a principal or agent, we consider several factors in determining whether we control the specified goods or service before it is transferred to the customer, including which entity (a) is primarily responsible for fulfilling the contract, (b) is subject to inventory risk, and (c) has discretion in establishing prices.
Measurement of expected credit losses (“ECL”)
A number of significant judgements are required in applying the accounting requirements for measuring ECL, such as:

•	Determining criteria for significant increase in credit risk;

•	Selecting appropriate models and assumptions for the measurement of ECL; and

•	Establishing the relative probability weightings of forward-looking scenarios.
Significant increase in credit risk
ECL of different financial assets is measured by us on either a
12-month
or lifetime basis depending on whether they are in Stage 1, 2 or 3. At each financial position date, the ECL of financial instruments at different stages are measured respectively.
12-month
ECL is recognized for financial instruments in Stage 1 which do not have a significant increase in credit risk since initial recognition; lifetime ECL is recognized for financial instruments in Stage 2 which have had a significant increase in credit risk since initial recognition but are not deemed to be credit-impaired; and lifetime ECL is recognized for financial instruments in Stage 3 that are credit-impaired. A financial asset moves to Stage 2 when its credit risk has increased significantly since initial recognition, and it comes to Stage 3 when it is credit-impaired (but it is not purchased original credit impaired). In assessing whether the credit risk of a financial asset has significantly increased, we take into account qualitative and quantitative reasonable and supportable forward-looking information with significant judgements involved.

Impairment assessment under ECL for accounts receivable and other receivables.
We use a provision matrix to calculate ECL for the accounts receivable and other receivables. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.
At every financial position date, the historical observed default rates are reassessed and changes in the forward-looking information is considered. In addition, accounts receivable with significant balances and credit impaired are assessed for ECL individually.
The provision of ECL is sensitive to changes in estimates.
Inputs, assumptions and estimation techniques
ECL is the discounted product of expected future cash flows by using the Probability of Default (“PD”), Loss Given Default (“LGD”) and Exposure at Default (“EAD”), of which PD and LGD are estimates based on significant management judgement.
Forward-looking information
In measuring ECL in accordance with IFRS 9, it should consider forward-looking information. The calculation of ECL incorporates forward-looking information through the use of publicly available economic data and forecasts based on assumptions and management judgement to reflect the qualitative factors and through the use of multiple probability weighted scenarios.
Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors upon consummation of the Mergers.

Directors and Executive Officers	Age	Position/Title
Zhen Dai	44	Chairman of the Board of Directors and Director
Yang Wang	33	Chief Executive Officer and Director
Weilin Sun	46	Director
Zhongjue Chen	43	Director
Bin Liu	43	Director
Guangming Ren	49	Independent Director
Xiaoli Liu	44	Independent Director
Lei Zhao	40	Chief Financial Officer
Zhen Dai
has served as our chairman of the board and director since June 2022. He is one of the founders of NaaS and served as its director since January 2022. Mr. Zhen Dai is one of Newlink’s co-founders
and has served as Newlink’s chief executive officer and chairman since its founding in 2016. Prior to Newlink, Mr. Zhen Dai founded Maoo Coffee, pioneering a delivery service model for coffee in China. Mr. Zhen Dai also served in various management positions in Red Star Macalline Group Corporation Ltd. from December 2011 to October 2014 and most recently as the president of its north China operations and led its expansion into
e-commerce.
Mr. Zhen Dai also worked at Zhengyuan Real Estate Development Company Limited from June 2001 to November 2011 and was most recently the deputy manager of its brand management center. Mr. Zhen Dai received dual bachelor degrees in chemical engineering and Chinese language and literature from Yanbian University. He is also a candidate for an Executive MBA degree from the Tsinghua Wudaokou School of Finance.

Yang Wang
has served as our chief executive officer and director since June 2022. She is one of the founders of NaaS and served as its chief executive officer and director since its inception. Ms. Wang is one of Newlink’s co-founders
and has served as Newlink’s president since its founding in 2016. In addition, Ms. Wang has also served as chief executive of Kuaidian Power Beijing, a subsidiary of Newlink focused on electric vehicle charging, since 2018. Prior to co-founding
Newlink, Ms. Wang worked at the Shenzhen Stock Exchange, where she headed the “New Fortune Magazine” division and other new media initiatives, enabling the initiative to become a top 3 financial media account on Tencent’s WeChat system. Ms. Yang graduated from Renmin University with a bachelor degree in Broadcasting Journalism. She is a candidate for an Executive MBA degree from the Tsinghua Wudaokou School of Finance.
Weilin Sun
has served as our director since June 2022. He is one of Newlink’s co-founders.
Mr. Sun has served as Newlink’s director since October 2017. Previously, Mr. Sun worked with Komatsu (China) Machinery Co., Ltd. from June 2007 to December 2016 and was the head of its strategic products department. Mr. Sun also worked with the construction project department of Hunter Douglas Group from January 2002 to April 2007 and was most recently its project manager. Mr. Sun holds a bachelor degree in clinic medicine from Jilin Medical University.
Zhongjue Chen
has served as a director of RISE since October 2013. Mr. Chen joined Bain Capital in 2005 and is currently a managing director with Bain Capital Asia. He is mainly responsible for managing Bain Capital’s private equity investments in Greater China and Asia Pacific regions. His focus is on telecommunications, technology, media, business and financial services sectors. Prior to joining Bain Capital, Mr. Chen served as an associate consultant at Bain & Company from 2001 to 2003. Mr. Chen currently sits on the boards of ChinData Group (Nasdaq: CD), NewLinks Technology Limited and ChinaPnR. Mr. Chen received an MBA degree from Harvard University Business School and a bachelor’s degree in economics from Harvard University.
Bin Liu
has served as our director since June 2022. He has served as a director of NaaS since January 2022. Mr. Liu is Chairman and General Manager of Zhenwei Investment Fund Management Company Limited. Mr. Liu worked at Alltrust Insurance Asset Management Co., Ltd. from 2016 to 2018 and most recently served as its director and general manager. Before that, Mr. Liu worked at Great Wall Securities Co., Ltd, from 2004 to 2016 and most recently as its Managing Director. Mr. Liu obtained a bachelor’s degree in thermal engineering from Wuhan University and a master’s degree in law from Beijing University.
Guangming Ren
has served as our independent director since June 2022. Since 2015, Mr. Ren has also served as a director of Joincap Holding Group and the general manager of Beijing Joincap Asset Management Co., Ltd. since 2015. Mr. Ren joined Shenzhen Securities Information Co., Ltd. in 2004, and from 2004 to 2015, he led the chief editor’s office for the
Trading Day
program and served as the Director of Marketing Operations of the
New Fortune
magazine. Mr. Ren also served at various leadership positions at the
Securities Times
and Changchun Television from 1994 to 2004. Mr. Ren holds an undergraduate degree in Chinese literature from Jilin University.
Xiaoli Liu
has served as our independent director since June 2022. Mr. Liu is the founder of Beijing Wanli Xinyuan Technology Co. Ltd. He served several senior management roles in SF Express Group from 2004 to 2022, including as president of the Group Customer Headquarters, president of North China Region, president of the Pharmaceutical Enterprise Division, and as the general manager for the Group Corporate Development Office and for SF Express Group’s regional operations including for the Nanjing, Hangzhou, Shenzhen and Beijing regions. Prior to joining SF Express Group, Mr. Liu worked at the Asset Operation Department of the China Aerospace Science and Industry Group. Mr. Liu obtained a bachelor’s degree in international economics and trade from Yanbian University and is an EMBA candidate at Tsinghua University.
Lei Zhao
has served as our chief financial officer since June 2022. He served as the chief financial officer of NaaS since July 2021 and as Newlink’s vice president of finance since May 2021. Prior to joining Newlink, Mr. Zhao served first as the senior financial director and then as the general manager of capital markets at Lexin (Nasdaq: LX) from 2016 to 2021. He was the senior director of YeePay from 2014 to 2016 and was in charge of operation analysis and capital markets. Mr. Zhao was the general manager of finance at Plateau Capital in 2014. From 2011 to 2013, Mr. Zhao worked at Chinex Medical limited as its director of accounting. From 2008 to 2011, Mr. Zhao was a senior financial manager at Global Education & Technology Group (Nasdaq: GEDU) and worked in the audit division of PriceWaterhouseCoopers from 2004 to 2008. Mr. Zhao graduated from the University of International Business and Economics in Beijing with a bachelor’s degree in accounting. Mr. Zhao is a certified public accountant in the U.S. and a certified management accountant.

B.	Compensation
For the year ended December 31, 2021, RISE paid an aggregate of approximately RMB6.4 million (US$1.0 million) in cash to its then directors and executive officers.
For the year ended December 31, 2021, NaaS paid an aggregate of approximately RMB2.7 million (US$0.4 million) in cash to its directors and executive officers.
We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to its directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Employment Agreements and Indemnification Agreements
We have adopted a form employment agreement for our executive officers. The terms of this form employment agreement provide that each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month or mutually agreed advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month or mutually agreed advance written notice.
The terms of the form employment agreement also provide that each executive officer should hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers should disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
In addition, each executive officer agrees to be bound by
non-competition
and
non-solicitation
restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, the terms of the form employment agreement provide that each executive officer should not (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.
We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Share Incentive Plan
At the Closing, we assumed the then-effective 2022 Share Incentive Plan of NaaS (the “2022 Share Incentive Plan”). Each option to purchase ordinary shares of NaaS that was outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of Class A ordinary shares at a coversion ratio of 32.951 in accordance with the Merger Agreement (the “ESOP Conversion”).

All awards under our equity incentive plans that were outstanding immediately prior to the Effective Time were automatically cancelled and extinguished, except that each vested option to purchase ordinary shares that was outstanding immediately prior to the Effective Time was converted into an option to purchase Class A ordinary shares in accordance with the Merger Agreement and is governed by the 2022 Share Incentive Plan (other than the vesting and exercisability terms).
2022 Share Incentive Plan
The 2022 Share Incentive Plan was adopted to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The aggregate number of ordinary shares which may be issued or transferred pursuant to awards under the 2022 Share Incentive Plan, after taking into effect the ESOP Conversion, is (i) 224,665,915 ordinary shares, or (ii) such greater number of ordinary shares as determined by the Committee (as defined below) and approved by the shareholders of NaaS.
The following paragraphs describe the principal terms of the 2022 Share Incentive Plan.
Types of Awards
. The 2022 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or other equity incentive awards pursuant to the authorizations of the administrator under the 2022 Share Incentive Plan.
Plan Administration
. Our board of directors or one or more committees consisting of directors appointed by the board of directors (the “Committee”) or another committee (within its delegated authority) administers the 2022 Share Incentive Plan. The administrator of 2022 Share Incentive Plan determines, among other things, the eligibility of individuals to receive awards, the type and number of awards to be granted to each eligible individual, and the terms and conditions of each award.
Award Agreement
. Each award granted under the 2022 Share Incentive Plan is evidenced by an award agreement that contains such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the United States Internal Revenue Code of 1986, as amended from time to time (the “Code”).
Eligibility
. We may grant awards to employees, consultants and directors of our company. The general scope of eligible individuals shall be determined by the Committee.
Vesting Schedule
. In general, the administrator determines the vesting schedule, if any, which is specified in the relevant award agreement.
Exercise of Options
. The exercise price per share subject to an option shall be determined by the administrator and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares;
provided
,
however
, that no option may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of grant, without compliance with Section 409A of the Code, or the holder’s consent.
Transfer Restrictions
. Awards may not be transferred in any manner by the holder other than in accordance with the exceptions provided in the 2022 Share Incentive Plan, such as transfers to members of the holder’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the holder’s family and/or charitable institutions, pursuant to such conditions and procedures as the administrator may establish.
Termination and Amendment of the 2022 Share Incentive Plan
. Unless terminated earlier, the 2022 Share Incentive Plan has a term of 10 years. The Committee has the authority to terminate, amend or modify the plan.
Share Incentive Grants
The following table summarizes, as of May 31, 2022, the outstanding options granted to our incumbent directors and executive officers that have been assumed under the 2022 Share Incentive Plan after taking into effect the ESOP Conversion:

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zhen Dai	112,334,243	0.000003	March 18, 2022	March 18, 2032
Yang Wang	37,443,045	0.000003	March 18, 2022	March 18, 2032
Weilin Sun	8,903,558	0.000003	February 1, 2022	February 1, 2032
Zhongjue Chen	—	—	—	—
Bin Liu	—	—	—	—
Guangming Ren	—	—	—	—
Xiaoli Liu	—	—	—	—
Lei Zhao	*	0.000003	February 1, 2022	February 1, 2032

Note:

*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

C.	Board Practices
Board of Directors
Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.
None of our directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee, and a corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Guangming Ren is the chairperson of our audit committee. We have determined that Mr. Guangming Ren and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and
Rule 10A-3 under
the Exchange Act. We have determined that Mr. Guangming Ren qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Compensation Committee
. Our compensation committee consists of Mr. Zhongjue Chen, Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Zhongjue Chen is the chairperson of our compensation committee. We have determined that Mr. Guangming Ren and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.
Corporate Governance and Nominating Committee
. Our corporate governance and nominating committee consists of Mr. Zhen Dai, Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Zhen Dai is the chairperson of our corporate governance and nominating committee. We have determined that Mr. Guangming Ren and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.
Terms of Directors and Officers
Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.
Board Diversity Matrix

Board Diversity Matrix (As of May 31, 2022)

Country of Principal Executive Offices:	People’s Republic of China

Foreign Private Issuer	Yes

Disclosure Prohibited Under Home Country Law	No

Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity

Directors	1	6	-	-

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	-

LGBTQ+	-

Did Not Disclose Demographic Background	2

D.	Employees
As of March 31, 2022 , we had 222 full-time employees and over 80 outsourced personnel recruited through third-party agencies. Details of our full-time employees are set out in the table below:

Function	Number of Employees	Percentage
Operating & Marketing Strategy	25	11%
Business Development	110	50%
Research and development	56	25%
Administration	31	14%

Total	222	100%

Our success depends on our ability to attract, motivate, train and retain qualified employees. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and creativity. As a result, we have generally been successful in attracting and retaining qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.
As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees,
including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans occasionally for our
PRC-based employees
at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in China.
We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete agreements
with our employees in accordance with common market practice.

E.	Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares upon consummation of the Mergers by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations in the shareholder table below are based on 2,141,595,809 ordinary shares issued and outstanding upon consummation of the Mergers, comprising (i) 494,048,037 Class A ordinary shares, excluding Class A ordinary shares issued to JPMorgan Chase Bank, N.A., the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, (ii) 248,888,073 Class B ordinary shares, and (iii) 1,398,659,699 Class C ordinary shares.

Beneficial ownership is determined generally in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by any person listed below and the percentage ownership of such person, all ordinary shares of ours underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this Shell Company Report on Form
20-F
are deemed outstanding.

	Amount of Beneficial Ownership

Name and Address of Beneficial Owner	Class A Ordinary Shares †	Class B Ordinary Shares †	Class C Ordinary Shares †	Percent Ownership † †	Percent Voting Power † † †	Percent Voting Power (Upon Full Distribution by Newlink) † † † †
Directors and Executive Officers: **
Zhen Dai (1)	56,167,121	248,888,073	—	13.9%	43.6%	57.3%
Yang Wang (2)	18,721,539	—	38,349,393	2.6%	1.6%	1.3%
Weilin Sun (3)	—	—	30,305,208	1.4%	1.0%	0.7%
Zhongjue Chen	—	—	—	—	—	—
Bin Liu	*	—	—	*	*	*
Guangming Ren	—	—	—	—	—	—
Xiaoli Liu	—	—	—	—	—	—
Lei Zhao	—	—	—	—	—	—
All directors and executive officers as a group	144,015,952	248,888,073	68,654,601	18.0%	46.3%	59.3%
Principal Shareholders:
Bain Capital Rise Education IV Cayman Limited (4)	138,094,376	—	278,117,323	19.4%	12.0%	9.5%
Newlinks Technology Limited (5)	—	248,888,073	1,398,659,699	76.9%	91.5%	88.7%
Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) (6)	253,891,329	—	—	11.9%	4.4%	5.8%

*	Less than 1%
**
The business address of Mr. Zhongjue Chen is Suite 2501, Level 25, One Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Bin Liu is 8F, Beijing Shougang International Building, Xizhimen North Street, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Guangming Ren is
12-2
Lang Yueyuan, Yayun Xinxin Jiayuan, Chaoyang, District, Beijing, People’s Republic of China. The business address of Mr. Xiaoli Liu is Room 1902, Unit 1, Building 11, No. 8, Huamao City, Chaoyang District, Beijing, People’s Republic of China. The business address of our other directors and executive officers is c/o Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, People’s Republic of China.

†
Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

††	A total of 2,141,595,809 ordinary shares were outstanding immediately after the consummation of the Mergers.
†††
Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Upon the Closing, Newlink directly holds Class B ordinary shares and Class C ordinary shares, with the voting power of all Class B ordinary shares controlled by Mr. Dai and the voting power of Class C ordinary shares controlled by shareholders of Newlink other than Mr. Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. This column sets out the voting power percentages on the foregoing basis, prior to Newlink’s distribution of any Class B ordinary shares or Class C ordinary shares to its own shareholders.

††††
Class B ordinary shares and Class C ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares or Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares or Class C ordinary shares through voting proxy or otherwise to any person that is not Mr. Dai or his affiliates (Newlinks Technology Limited being deemed not to be his affiliate). Therefore, all Class B ordinary shares distributed by Newlink to Mr. Dai or his affiliates will remain Class B ordinary shares, and all Class C ordinary shares distributed by Newlink to its own shareholders (other than Mr. Dai and his affiliates) will be automatically converted into Class A ordinary shares. This column sets out the voting power percentages assuming full distribution by Newlink of Class B ordinary shares to Mr. Dai or his affiliates and of Class C ordinary shares to its own shareholders (other than Mr. Dai and his affiliates). Whether and to what extent to conduct such distribution would be a corporate decision by Newlink that requires approval by the board of directors and/or shareholders of Newlink, as applicable.

(1)
Represents (i) the 56,167,121 Class A ordinary shares underlying certain options issued to Mr. Dai, which became vested and exercisable immediately upon consummation of the Mergers, and (ii) the 248,888,073 Class B ordinary shares held by Newlinks Technology Limited immediately after the Closing based on Zenki Luck Limited’s ownership interest in Newlinks Technology Limited by way of holding 67,126,520 ordinary shares of Newlinks Technology Limited. Zenki Luck Limited is 100% beneficially owned by Mr. Dai. The registered address of Zenki Luck Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(2)
Represents (i) the 18,721,539 Class A ordinary shares underlying certain options issued to Ms. Wang, which became vested and exercisable immediately upon consummation of the Mergers, and (ii) a portion of the 1,398,659,699 Class C ordinary shares held by Newlinks Technology Limited immediately after the Closing (which Class C ordinary shares are subject to automatic conversion into Class A ordinary shares in certain events as described in the footnote above), based on Young King Luck Holding Limited’s ownership interest in Newlinks Technology Limited by way of holding 9,665,588 ordinary shares of Newlinks Technology Limited. Young King Luck Holding Limited is 100% beneficially owned by Ms. Wang. The registered address of Young King Luck Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)
Represents a portion of the 1,398,659,699 Class C ordinary shares held by Newlinks Technology Limited immediately after the Closing (which Class C ordinary shares are subject to automatic conversion into Class A ordinary shares in certain events as described in the footnote above), based on Phoenix Sun Luck Tech Limited’s ownership interest in Newlinks Technology Limited by way of holding 7,638,148 ordinary shares of Newlinks Technology Limited. Phoenix Sun Luck Tech Limited is 100% beneficially owned by Mr. Sun. The registered address of Phoenix Sun Luck Tech Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(4)
Represents (i) 119,372,236 Class A ordinary shares held by Bain Capital Rise Education IV Cayman Limited immediately after the Closing, (ii) 18,722,140 Class A ordinary shares held by BCPE Nutcracker Cayman, L.P. immediately after the Closing, and (iii) a portion of the 1,398,659,699 Class C ordinary shares held by Newlinks Technology Limited immediately after the Closing (which Class C ordinary shares are subject to automatic conversion into Class A ordinary shares in certain events as described in the footnote above), based on BCPE Nutcracker Cayman, L.P.’s ownership interest in Newlinks Technology Limited by way of holding 70,096,905 ordinary shares of Newlinks Technology Limited. Bain Capital Rise Education IV Cayman Limited is owned by Bain Capital Asia Integral Investors, L.P. Bain Capital Investors, LLC, or BCI, is the general partner of Bain Capital Asia Integral Investors, L.P. The governance, investment strategy and decision-making process with respect to investments held by Bain Capital Rise Education IV Cayman Limited is directed by the Global Private Equity Board of BCI. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by Bain Capital Rise Education IV Cayman Limited. Bain Capital Rise Education IV Cayman Limited has an address c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116. BCPE Nutcracker GP, LLC is the general partner of BCPE Nutcracker Cayman, L.P. and has its registered address at Maples Corporate Service Limited, POBox 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.

(5)	Principal shareholders of Newlinks Technology Limited include Mr. Dai, Yang Wang, Weilin Sun, Joy Capital, Bain Capital and CMC Capital.
(6)
Zhenwei Investment Fund Management Co., Ltd. is the general partner of Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.). and has its registered address at 8/F, 60 Xizhimen North Avenue, Haidian District, Beijing, China.

To our knowledge, as of the date of this Shell Company Report on Form 20-F, a total of 14,105,086 Class A ordinary shares are held by record holders in the United States, including 14,105,085 Class A ordinary shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program, and one Class A ordinary share held by an individual. None of our outstanding Class B ordinary shares or Class C ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
For options granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”
Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
RISE
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” of our annual report on Form
20-F
filed with the SEC on May 13, 2022.
Registration Rights Agreement
RISE entered into a Registration Rights Agreement with the Major Shareholder in June 2022 prior to the consummation of the Mergers to provide certain registration rights with respect to 119,372,236 ordinary shares (and any equity securities issued or issuable with respect to such shares) held by the Major Shareholder as of the date of the agreement (“Registrable Securities”).

Demand Registration Rights
. Holders holding at least 20% of the Registrable Securities then outstanding have the right to request that we register all or any portion of their Registrable Securities under the Securities Act. Such holders will be entitled to request an unlimited number of demand registrations for which we will pay all registration expenses, whether or not any such registration is consummated. We have the right to defer filing of a registration statement for a period of not more than 45 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any
12-month
period.
Piggyback Registration Rights
. If we propose to register any of our equity securities under the Securities Act (except for certain excluded registrations) and the registration form to be used may be used for the registration of Registrable Securities, we include in such piggyback registration all Registrable Securities with respect to which we has received written requests for inclusion therein. If the managing underwriters of any underwritten offering advise us in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, then we will include in such registration, (i) in the event of primary registration, first the securities we propose to sell, second to Registrable Securities requested to be included in such registration pro rata among the requesting holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder, and third other securities requested to be included in such registration, or (ii) in the event of secondary registration, first, securities requested to be included therein by the holders initially requesting such registration, second, Registrable Securities requested to be included in such registration pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder, and (iii) third, other securities requested to be included in such registration, in each case to extent that in the opinion of the underwriters, such securities can be sold without any such adverse effect.
Expenses of Registration
. We will bear all registration expenses, other than underwriting discounts, commissions and transfer taxes (if any) attributable to the sale of Registrable Securities, incurred in connection with any demand registration, piggyback registration, shelf offering or underwritten block trade, except in the case of a piggyback registration in which we are selling on our own account.
Termination of Obligations
. The rights of any particular holder to require us to register securities pursuant to a Demand Registration shall terminate with respect to such holder when such holder no longer holds any Registrable Securities.
NaaS
NaaS entered into transactions with its directors and executive officers with respect to certain short-term employee benefits. For the years ended December 31, 2020 and 2021, such short-term employee benefits amounted to RMB1.0 million and RMB2.7 million (US$0.4 million), respectively.
From January to May 2022, Newlink paid the following amounts on behalf of NaaS (i) RMB15.5 million (US$2.4 million) as payroll and non-pay roll labor expenses; (ii) RMB2.1 million (US$0.3 million) as rental fees; and (iii) RMB2.2 million (US$0.3 million) as other expenses. Newlink also made advances to NaaS totaling RMB49.5 million (US$7.8 million) from January to May 2022. As of May 31, 2022, a total amount of RMB69.3 million (US$10.9 million) was due from NaaS to Newlink.

C.	Interests of Experts and Counsel.
Not applicable.
Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information
The financial statements of RISE Education Cayman Ltd as of and for the years ended December 31, 2019, 2020, and 2021 included with this Shell Company Report on Form
20-F
have been prepared in accordance with U.S. GAAP. The financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 included with this Shell Company Report on Form
20-F
have been prepared in accordance with IFRS.
Legal Proceedings
We are currently not a party to any material legal or administrative proceedings. From time to time, we may be subject to legal, regulatory and/or administrative proceedings relating to third-party and principal intellectual property infringement claims, contract disputes involving suppliers and customers, consumer protection claims, claims relating to data and privacy protection, employment related disputes, unfair competition and other matters in the ordinary course of our business.

Dividend Distributions
We have not paid in the past and do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
Our board of directors has complete discretion on whether to distribute dividends, subject to our current memorandum and articles of association and applicable laws. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary of our ADSs in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement， including the fees and expenses payable thereunder. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.
We are a holding company incorporated in the Cayman Islands. We principally rely on dividends from our subsidiaries in China for our cash needs. To pay dividends to us, our subsidiaries in China need to comply with the applicable regulations. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

B.	Significant Changes
Except as disclosed elsewhere in this Shell Company Report on Form
20-F,
we have not experienced any significant changes since December 31, 2021.
Item 9. The Offer and Listing

A.	Offer and Listing Details
As set forth above in “Item 4. Information on the Company––A. History and Development of the Company––The Mergers,” at the Closing:

•
each ordinary share of RISE issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was automatically converted into one validly issued, fully paid and non-assessable
Class A ordinary share, par value of $0.01 per share;

•
each ordinary share and preferred share of NaaS issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 32.951 Class A ordinary shares, except for (a) any ordinary share of NaaS owned by Newlink, then controlling shareholder of NaaS and (b) any ordinary share of NaaS held by NaaS as treasury shares, or owned by us, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of ours, Merger Sub or Merger Sub II was cancelled and ceased to exist; and

•
the 50,000,000 ordinary shares of NaaS issued and outstanding immediately prior to the Effective Time and held by Newlink were cancelled in exchange for the right to receive a total of 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares, respectively (on a 32.951 Class B ordinary shares or Class C ordinary shares per ordinary share of NaaS conversion basis).

The ordinary shares issued to the NaaS shareholders that were outside the United States were issued in “offshore transactions” (as such term is defined in Regulation S under the Securities Act in reliance on Regulation S under the Securities Act, and the ordinary shares issued to the NaaS shareholders that were in the United States were issued to accredited investors in reliance on Rule 506(b) of Regulation D under the Securities Act. Such ordinary shares issued have not been registered under the Securities Act and may not be transferred unless subsequently registered under the Securities Act and qualified under state law or unless an exemption from such registration and qualification is available.
Our ADSs have been listed on the Nasdaq since October 20, 2017. Our ADSs were traded under the symbol “REDU” prior to June 10, 2022 and have been traded under the symbol “NAAS” since then.
As a foreign private issuer, our officers, directors and ten percent beneficial owners will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Exchange Act or the insider short-swing profit rules of Section 16 of the Exchange Act.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADSs have been listed on the Nasdaq since October 20, 2017. Our ADSs were traded under the symbol “REDU” prior to June 10, 2022, the date on which the Mergers were consummated, and have been traded under the symbol “NAAS” since then.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not Applicable.

F.	Expense of the Issue
Not Applicable
Item 10. Additional Information

A.	Share Capital
Our authorized share capital is US$25,000,000 divided into 2,500,000,000 shares comprising of (i) 700,000,000 Class A ordinary shares of a par value of US$0.01 each, (ii) 300,000,000 Class B ordinary shares of a par value of US$0.01 each, (iii) 1,400,000,000 Class C ordinary shares of a par value of US$0.01 each, and (iv) 100,000,000 shares as such Class or series (however designated) as our board of directors may determine in accordance with the Articles.

Upon consummation of the Mergers, 494,048,037 Class A ordinary shares, 248,888,073 Class B ordinary shares, and 1,398,659,699 Class C ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares and preferred shares are fully paid.
History of Securities Issuances
Except (i) the issuance of 48,571,428 ordinary shares to the Major Shareholder prior to the consummation of the Mergers as a result of the conversion of the convertible loan extended by the Major Shareholder to us under the Convertible Loan Deed, and (ii) issuances made in connection with the Mergers (see Item 9. The Offer and Listing—A. Offer and Listing Details), we have not issued any securities in the past three years.

B.	Memorandum and Articles of Association
We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.
The following are summaries of material provisions of our current memorandum and articles of association, which were adopted at the annual general meeting of our company on April 29, 2022 and took effect immediately prior to the consummation of the Transaction, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company
. The objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
Ordinary Shares
. Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.
Conversion
. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares, and vice versa. Any number of Class B ordinary shares or Class C ordinary shares, as the case may be, held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares and/or Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares and/or Class C ordinary shares through voting proxy or otherwise to any person that is not Mr. Zhen Dai or his affiliates (excluding Newlink).
In addition, any number of Class B ordinary shares held by Mr. Zhen Dai or his affiliates (excluding Newlink) shall be automatically and immediately converted into an equal number of Class A ordinary shares on the earlier to occur of (i) the total number of Class B ordinary shares directly and indirectly owned by Mr. Zhen Dai and his affiliates (excluding Newlink), which shall equal the sum of (A) the total number of Class B ordinary shares directly held by Mr. Zhen Dai and his affiliates (excluding Newlink), plus (B) the total number of Class B ordinary shares indirectly held by Mr. Zhen Dai and his affiliates (excluding Newlink) through Newlink, is smaller than 50% of the total number of the issued and outstanding Class B ordinary shares as of immediately after consummation of the Mergers, and (ii) Mr. Zhen Dai having been convicted in a final and non-appealable
judgment of, or having entered a plea of guilty to, a felony or criminal act resulting in his inability to perform his official duties at NaaS Technology Inc. for a period of more than 90 days.
Dividends
. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our currently effective memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights
. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to 10 votes per share and each holder of Class C ordinary shares is entitled to two votes per share subject to vote at our general meetings. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of
the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all
votes attaching to all of our shares in issue and entitled to vote at such general meeting.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of
all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares
. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with Nasdaq rules be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital,
such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
. Our currently effective memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our currently effective memorandum and articles of association also authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.
Our board of directors may issue preference shares, without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions
. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company
. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Exclusive Forum
. Without limiting the jurisdiction of the Cayman courts to hear, settle and/or determine disputes related to our company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our company to our company or the members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our articles of association including but not limited to any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).
Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of our articles of association.
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands
companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing
on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may
be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors and Executive Officers and Limitation of Liability
. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our currently effective memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent
. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals
. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of
the total number votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our currently effective memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting
. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our currently effective memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders (other than the chairman of the board of directors who may be removed by a special resolution of our shareholders). A director will also cease to be a director if he (i) becomes bankrupt; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Transactions with Interested Shareholders
. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid
for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variations of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of at least two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Amendment of Governing Documents
. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our currently effective memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of
 Non-resident
 or Foreign Shareholders
. There are no limitations imposed by our currently effective memorandum and articles of association on the rights of non-resident or
foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described under this item or “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this Shell Company Report on Form
20-F.
NaaS did not enter into any material contracts other than in the ordinary course of business and other than those described under this item or “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this Shell Company Report on Form
20-F.

D.	Exchange Controls
See “Item 4. Information on the Company— B. Business Overview—Regulations— Regulations Related to Foreign Exchange.”

E.	Taxation
Cayman Islands Taxation
According to Harney Westwood & Riegels, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
PRC Enterprise Income Tax Law
Under the PRC Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China may be considered a PRC “resident enterprise,” meaning it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to a PRC resident enterprise from another may qualify as
“tax-exempt
income.” The implementation rules of the PRC Enterprise Income Tax Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. STA Circular 82 issued by STA on April 22, 2009 specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in China. Although STA Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in STA Circular 82 may reflect STA’s general position on how the “de facto management body” test should be applied in determining tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.
We believe that we are not a PRC resident enterprise and therefore we are not subject to PRC enterprise income tax reporting obligations and the dividends paid by us to holders of our ADSs or ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC
enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC
individual shareholders, including the holders of our ADSs. In addition, non-PRC
shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as China-sourced income. It is unclear whether our non-PRC
shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event we are treated as a PRC resident enterprise. See “Item 3 Key Information—Risk Factors—D. Risks Related to Doing Business in China—It is unclear whether we will be considered a PRC ‘resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC ‘resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”

Enterprise Income Tax for Share Transfer by
Non-PRC
Resident Enterprises
On February 3, 2015, STA issued STA Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of STA Public Notice 7 were abolished Pursuant to the STA Public Notice 7, as amended, where a non-PRC
resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified
and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. STA Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity interests through a public securities market. STA Public Notice 7, as amended, also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC
resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC
resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant PRC tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
PRC Value-Added Tax (VAT) and Business Tax
Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenue generated from providing services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by the relevant tax authorities.
In November 2011, the Ministry of Finance (“MOF”) and SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, MOF and SAT promulgated five circulars to further expand the scope of services that are to be subject to value-added tax (“VAT”) instead of business tax. Pursuant to these tax rules, from August 1, 2013, VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of PRC on Value Added Tax to reflect the normalization of the pilot program. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.
On April 4, 2018, MOF and SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the notice, starting from May 1, 2018, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively.
On March 20, 2019, MOF, SAT and the General Administration of Customs (the “GACC”) issued the Announcement on Policies for Deepening the VAT Reform, which came into effect in April 2019, to further reduce VAT rates. According to the announcement, (1) for general VAT payers’ sales activities or imports previously subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (2) for agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (3) for agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (4) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (5) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax, and other non-income
tax considerations, the Medicare tax on certain net investment income, or any state, local or
non-U.S.
tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•
holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation; investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities.
all of whom may be subject to tax rules that differ significantly from those discussed below.
Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local,
non-U.S.
and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.
Dividends
Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate
U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United
States-PRC
income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares), which are listed on the Nasdaq Global Market, are considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.
In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.
Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate
U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as
PRC-source
gain under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

Passive Foreign Investment Company Rules
A
non-U.S.
corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our ADSs and Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive
income, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a
“pre-PFIC
year”) will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC
year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs are listed on the Nasdaq Global Market, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents
We do not contemplate paying any dividends in the immediate future, as it anticipates investing all available funds to finance the growth of our business. The board of directors will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on our financial position at the relevant time. All ordinary shares will be entitled to an equal share in any dividends declared and paid on a per share basis. We have not currently identified a paying agent.

G.	Statements by Experts
The combined financial statements of NaaS appearing in this Shell Company Report on Form
20-F
have been audited by Centurion ZD CPA & Co., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Centurion ZD CPA & Co. are located at Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

H.	Documents on Display
We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form
20-F
within four months after the end of each fiscal year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
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
Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. We operate mainly in China and most of our transactions are settled in Renminbi. Therefore, we have limited exposure to foreign exchange risk.
The change in value of the Renminbi against the U.S. Dollar and other currencies is affected by various factors such as changes in political and economic conditions in China. On July 21, 2005, the PRC government changed its decade-old
policy of pegging the value of the Renminbi to the U.S. Dollar, and the Renminbi appreciated more than 20% against the U.S. Dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. Dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. Dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. Dollar in the future.
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
Credit Risk
We are exposed to credit risk from our financial assets, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables and other receivables.
Our cash and cash equivalents are mainly deposited with state-owned financial institutions in China, which we believe are of high credit quality and continually monitoring the credit worthiness of these financial institutions.
Interest Rate Risk
Our exposure to interest rate risk relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We are also subject to interest rate risk relating to our interest expense from lease liabilities. We have not used any derivative financial instruments to manage our interest risk exposure. We closely monitor the effects of changes in the interest rates on our interest rate risk exposures, but we currently do not take any measures to hedge interest rate risks.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Not applicable.
Item 16. A. Audit Committee Financial Experts
Not applicable.
Item 16.B. Code of Ethics
Not applicable.
Item 16.C. Principal Accountant Fees and Services
Not applicable.
Item 16.D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16.F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16.G. Corporate Governance
Not applicable.
Item 16H. Mine Safety Disclosure
Not applicable.
ITEM 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17. Financial Statements
In lieu of responding to this item, we have responded to Item 18 of this Shell Company Report on Form
20-F.
Item 18. Financial Statements
The (i) audited consolidated financial statements of RISE Education Cayman Ltd, as of and for the years ended December 31, 2019, 2020, and 2021, and the audited combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 each as required under Item 18, are attached hereto starting on page
F-1
and page
F-46,
respectively, of this Shell Company Report on Form
20-F,
and (iii) the pro forma condensed combined statement as of and for the year ended December 31, 2021 as required under Item 18 is attached hereto starting on page
P-1
of this Shell Company Report on Form
20-F.
The audited consolidated financial statements of RISE Education Cayman Ltd as of and for the years ended December 31, 2019, 2020, and 2021 have been prepared in accordance with U.S. GAAP. The audited combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 have been prepared in accordance with IFRS.
Item 19. Exhibits

Exhibit Number	Description of Document

1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)

2.2*	Registrant’s Specimen Certificate for Class A ordinary shares

2.3	Form of Deposit Agreement by the Registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Amendment No. 2 to Form F-1 (File No. 333-220587) filed publicly with the SEC on October 18, 2017)

2.4	Amendment No.1 to Deposit Agreement dated October 19, 2017 by the Registrant, the depositary and owners and holders of the ADS (incorporated by reference to Exhibit (a)(2) to the post-effective amendment to Form F-6 filed publicly with the SEC on May 31, 2022)

4.1	English translation of Purchase Agreement, dated December 1, 2021, among RISE Education Cayman Ltd, Wuhan Xinsili Culture Development Co., Ltd., RISE Education International Limited, Rise (Tianjin) Education Information Consulting Co., Ltd., Beijing Step Ahead Education Technology Development Co., Ltd. and Rise IP (Cayman) Limited (incorporated by reference to Exhibit 99.2 from our report of foreign private issuer on Form 6-K (File No. 001-38235) filed publicly with the SEC on December 1, 2021)

4.2	Share Purchase Agreement, dated December 1, 2021, among RISE Education Cayman Ltd, Rise Education Cayman I Ltd and Bain Capital Rise Education IV Cayman Limited (incorporated by reference to Exhibit 99.3 from our report of foreign private issuer on Form 6-K (File No. 001-38235) filed publicly with the SEC on December 1, 2021)

4.3	Agreement and Plan of Merger, dated February 8, 2022, by and among the Registrant, Dada Merger Sub Limited, Dada Merger Sub II Limited and Dada Auto Inc. (incorporated by reference to Annex A to the proxy statement furnished as Exhibit 99.2 to Current Report on Form 6-K filed publicly with the SEC on April 4, 2022)

4.4	Support Agreement, dated February 8, 2022, by and among the Registrant, Dada Auto Inc. and Bain Capital Rise Education IV Cayman Limited (incorporated by reference to Annex D to the proxy statement furnished as Exhibit 99.2 to Current Report on Form 6-K filed publicly with the SEC on April 4, 2022)

4.5*	Amendment to the Support Agreement dated June 10, 2022, by and among the Registrant, Dada Auto Inc. and Bain Capital Rise Education IV Cayman Limited

4.6	Newlink Voting Agreement, dated February 8, 2022, by and among the Registrant, Dada Auto Inc. and Newlinks Technology Limited (incorporated by reference to Annex E to the proxy statement furnished as Exhibit 99.2 to Current Report on Form 6-K filed publicly with the SEC on April 4, 2022)

4.7	Newlink Shareholder Voting Agreement, dated February 8, 2022, by and among the Registrant, Dada Auto Inc. and BCPE Nutcracker Cayman, L.P. (incorporated by reference to Annex F to the proxy statement furnished as Exhibit 99.2 to Current Report on Form 6-K filed publicly with the SEC on April 4, 2022)

Exhibit Number	Description of Document

4.8*	Registration Rights Agreement, dated June 10, 2022, by and between the Registrant and Bain Capital RISE Education IV Cayman Limited

4.9*	2022 Share Incentive Plan

4.10*	Form of Indemnification Agreement

4.11*	Form of Employment Agreement

4.12*†	English Translation of Investment Agreement, dated December 31, 2021, by and between Dada Auto Inc. and Newlinks Technology Limited

4.13*†	English Translation of Assets Transfer Agreement on Kuaidian Platforms, dated February 1, 2022, by and between Kuaidian Power (Beijing) New Energy Technology Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd.

4.14*†	Series A Share Purchase Agreement, dated January 14, 2022, by and among the Registrant, Dada Auto Inc., Fleetin HK Limited, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., certain major PRC subsidiaries thereto, Kuaidian Power (Beijing) New Energy Technology Co., Ltd., Newlinks Technology Limited, DAI Zhen and certain investors thereto

4.15*†	Series A Share Purchase Agreement, dated January 26, 2022, by and among the Registrant, Dada Auto Inc., Fleetin HK Limited, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., certain major PRC subsidiaries thereto, Kuaidian Power (Beijing) New Energy Technology Co., Ltd., Newlinks Technology Limited, DAI Zhen and BCPE Nutcracker Cayman, L.P.

4.16*†	Amended and Restated Shareholder’s Agreement, dated March 18, 2022, by and among the Registrant, Dada Auto Inc., Fleetin HK Limited, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., Kuaidian Power (Beijing) New Energy Technology Co., Ltd., certain major PRC subsidiaries thereto, Newlinks Technology Limited, DAI Zhen and certain investors thereto

4.17*†	English Translation of Business Cooperation Agreement, dated March 31, 2022, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd.

8.1*	List of Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP

15.2*	Consent of Centurion ZD CPA & Co., Independent Registered Public Accounting Firm

15.3*	Consent of Harney Westwood & Riegels

15.4*	Consent of Jingtian & Gongcheng

16.1*	Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 15.2 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 13, 2022)

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
†	Portions of this exhibit have been omitted.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

NaaS Technology Inc.

By:	/s/ DAI Zhen
Name: DAI Zhen
Title: Chairman of Board of Directors
Date: June 16, 2022

RISE EDUCATION CAYMAN LTD

DADA AUTO INC.

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

	As at December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,134	16,027	2,515
Restricted cash	5,244	—	—
Amounts due from related parties	181	177	28
Prepayments and other current assets	4,509	14,451	2,268
Current assets of discontinued operations (including current assets of the variable interest entity (“VIE”) without recourse to the Company amounting to RMB420,254 and RMB nil as of December 31, 2020 and 2021, respectively)	729,500	—	—
Total current assets	744,568	30,655	4,811
Non-current assets:
Non-current assets of discontinued operations (including non-current assets of the VIE without recourse to the Company amounting to RMB1,134,372 and RMB nil as of December 31, 2020 and 2021, respectively)	1,681,837	—	—
Total non-current assets	1,681,837	—	—
Total assets	2,426,405	30,655	4,811
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	226,744	—	—
Accrued expenses and other current liabilities	1,469	8,625	1,353
Current liabilities of discontinued operations (including current liabilities of the variable interest entity (“VIE”) without recourse to the Company amounting to RMB882,038 and RMB nil as of December 31, 2020 and 2021, respectively)	940,142	—	—
Total current liabilities	1,168,355	8,625	1,353
Non-current liabilities:
Long-term loan	191,397	—	—
Other non-current liabilities	—	2,838	445
Convertible loan from related parties	—	108,334	17,000
Non-current liabilities of discontinued operations (including non-current liabilities of the VIE without recourse to the Company amounting to RMB499,092 and RMB nil as of December 31, 2020 and 2021, respectively)	565,147	—	—
Total non-current liabilities	756,544	111,172	17,445
Total liabilities	1,924,899	119,797	18,798
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (US$0.01 par value; 200,000,000 and 200,000,000 shares authorized, 112,951,232 and 113,030,392 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	6,959	6,964	1,093
Additional paid-in capital	603,173	274,036	43,002
Statutory reserves	105,357	—	—
Accumulated deficit	(260,019)	(403,149)	(63,263)
Accumulated other comprehensive income	39,642	33,007	5,181
Total RISE Education Cayman Ltd shareholders’ equity (deficit)	495,112	(89,142)	(13,987)
Non-controlling interests	6,394	—	—
Total equity (deficit)	501,506	(89,142)	(13,987)
Total liabilities, non-controlling interests and shareholders’ equity	2,426,405	30,655	4,811
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

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income/(loss)	144,560	(141,444)	(258,184)	(40,515)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	(1,542)	(1,275)	(6,635)	(1,041)
Other comprehensive income/(loss)	(1,542)	(1,275)	(6,635)	(1,041)
Comprehensive income/(loss)	143,018	(142,719)	(264,819)	(41,556)
Less: comprehensive income (loss) attributable to non-controlling interests	(3,540)	(9,011)	(9,697)	(1,522)
Comprehensive income/(loss) attributable to RISE Education Cayman Ltd	146,558	(133,708)	(255,122)	(40,034)
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

RISE EDUCATION CAYMAN LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except share and ADS data and per share and per ADS data)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss) from continuing operations	(15,195)	(17,593)	249,096	39,088
Gain on troubled debt restructuring	—	—	(279,097)	(43,796)
Changes in operating assets and liabilities:
Prepayments and other current assets	(5,946)	1,437	(9,942)	(1,560)
Accrued expenses and other current liabilities	983	(2,459)	7,160	1,125
Other non-current liabilities	—	—	2,838	445
Net cash (used in) continuing operating activities	(20,158)	(18,615)	(29,945)	(4,698)
Net cash (used in) discontinued operating activities	(19,696)	(187,127)	(509,825)	(80,003)
Net cash (used in) operating activities	(39,854)	(205,742)	(539,770)	(84,701)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries	—	—	15,932	2,500
Net cash generated from continuing investing activities	—	—	15,932	2,500
Net cash (used in) discontinued investing activities	(114,716)	(111,782)	(53,535)	(8,401)
Net cash (used in) investing activities	(114,716)	(111,782)	(37,603)	(5,901)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	(48,047)	—	—	—
Principal repayments on loans	(97,332)	(62,599)	(124,987)	(19,613)
Proceeds from exercise of share options	4,647	1,925	812	127
Convertible loan from related party	—	—	108,334	17,000
Net cash generated used in continuing financing activities	(140,732)	(60,674)	(15,841)	(2,486)
Net cash (used in) discontinued financing activities	—	—	(23,308)	(3,658)
Net cash (used in) financing activities	(140,732)	(60,674)	(39,149)	(6,144)
Effects of exchange rate changes	1,342	(5,443)	(6,635)	(1,041)
Net decrease in cash, cash equivalents and restricted cash	(293,960)	(383,641)	(623,157)	(97,787)
Cash, cash equivalents and restricted cash at beginning of year	1,316,785	1,022,825	639,184	100,302
Cash, cash equivalents and restricted cash at end of year	1,022,825	639,184	16,027	2,515
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of year	998,674	628,806	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of year	24,151	10,378	16,027	2,515
Supplemental disclosures of cash flow information of continuing operations:
Cash and cash equivalents	14,043	5,134	16,027	2,515
Restricted cash	10,108	5,244	—	—

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
Troubled Debt Restructuring
The Group accounts for a debt amendment as a troubled debt restructuring when the transaction meets the two criteria: 1) The Group was experiencing financial difficulties; 2) the lender was granting a concession when the effective borrowing rate on the restructured debt is less than the effective borrowing on the original debt. If future undiscounted cash flows is greater than the net carrying value of the original debt, no gain is recognized, and a new effective interest rate is established based on the carrying value of the original debt and the revised cash flows. If future undiscounted cash flows is less than the net carrying value of the original debt, the difference between future undiscounted cash flows and the net carrying value of the original debt is recognized as gain on troubled debt restructuring, and the carrying value of the debt is adjusted to the future undiscounted cash flow amount. According to ASC205-20-45, when the debt will be not assumed by the buyer in the transaction and is required to be repaid as a result of the disposal, the interest cost on the debt should be allocated to discontinued operations and the debt should be allocated to continuing operations. For the year ended December 31, 2021, the Company recognized gain on debt distinguishment of RMB279,097 (US$43,796) in continuing operations.

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

RISE EDUCATION CAYMAN LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)
except share and ADS data and per share and per ADS data)

3.	DISCONTINUED OPERATIONS (Continued)

	2019	2020	2021
	RMB	RMB	RMB
Revenues	1,529,447	958,467	890,386
Cost of revenues	(694,693)	(602,934)	(596,412)
Gross profit	834,754	355,533	293,974
Operating expenses:
Selling and marketing	(307,339)	(233,687)	(191,816)
General and administrative	(289,351)	(242,633)	(417,381)
Research and development expenses	—	—	—
Total operating expenses	(596,690)	(476,320)	(609,197)
Operating income/(loss)	238,064	(120,787)	(315,223)
Interest income	17,872	15,078	8,640
Interest expense	(34,093)	(23,611)	(16,823)
Foreign currency exchange gain/(loss)	(1,506)	(187)	1,627
Other income, net	10,115	26,961	(78,908)
Impairment loss of long-term investment	—	(37,000)	—
Income/(loss) before income tax expense	230,452	(139,546)	(400,687)
Loss on sale of discontinued operations	—	—	(97,777)
Income tax (expense)/benefit	(70,697)	15,695	(8,816)
Net income/(loss) from discontinued operations	159,755	(123,851)	(507,280)

Net cash (used in) discontinued operating activities	(19,696)	(187,127)	(509,825)
Net cash (used in) discontinued investing activities	(114,716)	(111,782)	(53,535)
Net cash (used in) discontinued financing activities	—	—	(23,308)

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

Changping
On November 1, 2019, the Group acquired certain fixed assets, intellectual properties, material contracts and key employees of a franchised learning center in Changping (“Changping”) from a franchisee of the Group for a total cash consideration of RMB12,669, of which RMB1,050 was unpaid as of December 31, 2020.
Identifiable intangible assets acquired include student base of RMB4,500. Goodwill recognized on the acquisition date is not tax deductible and amounted to RMB18,986; and represents the expected synergies from combining the operations of Changping and the Group, which does not qualify for separate recognition.
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

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Dada Auto Inc.
Opinion on the Financial Statements
We have audited the accompanying combined statements of financial position of Dada Auto Inc. (the “Company”) and its subsidiaries combined (the “Group”) as of December 31, 2021 and 2020, and the related combined statements of loss and other comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 and 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the board of directors and that: (1) relates to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Recognition of revenue generated from online platform
The Group’s revenue was significantly contributed from an online platform of electrical vehicles charging solutions for mobility connectivity services to charging station operators, charging stations and charging piles and connects them to end-users. We identified the revenue recognition from online platform as a critical audit matter due to its significance to the combined financial statements. The recognition of such revenue is highly dependent on data flow accuracy of and the IT controls over the online platform.
The Group’s revenue generated from online platform is recognized when or as the control of the goods or services is transferred to a customer. The accounting policy for revenue recognition and related performance obligations are disclosed in Note 2.14 and Note 14 to the combined financial statements, respectively.
How the Critical Audit Matter Was Addressed in the Audit:
Our procedures in relation to the recognition of revenue generated from online platform included:

•	We have evaluated the appropriateness of the revenue recognition policies as adopted by the management;

•
We have obtained an understanding of and assessing the design, implementation and operating effectiveness of key internal control including the information technology general control (“ITGC”) and the information technology activity control (“ITAC”) which govern such revenue recognition to ensure input and output information were properly recorded;

•	We have performed ITGC audit procedures on the Company’s IT system and the online platform to ensure that the database is reliable;

•	We have engaged IT specialists to assist us in testing the data flow accuracy and the calculation logic relevant to the recognition of revenue;

•	We have performed audit procedures that included, among others, testing the clerical accuracy and consistency with IFRS of the accounting model developed by the Company to recognize revenue;

•	We have tested the payment receipts against third-party payments platforms and instruments such as Alipay and WeChat.
Based on the procedures performed, we found that the Group’s revenue recognition was supported by the evidence obtained.
/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co.
We have served as the Company’s auditor since 2022
Hong Kong, China
May 30, 2022
PCAOB ID : 2769

DADA AUTO INC.
COMBINED STATEMENTS OF FINANCIAL POSITION

			As of December 31,
	Note		2020		2021
			RMB’000		RMB’000
ASSETS
CURRENT ASSETS

Cash and cash equivalents	5		3,665		8,726
Trade receivables	6		—		740
Prepayments, other receivables and other assets	7		44,693		117,498

Total current assets			48,358		126,964

Non-current assets
Right-of-use assets	9		19,237		20,554
Financial asset at fair value through profit or loss	10		—		5,000
Property, plant and equipment	11		—		548
Deferred tax assets	18	( b )	9		337

Total non-current assets			19,246		26,439

Total assets			67,604		153,403

LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	9		4,216		8,061
Trade payables			—		437
Other payables and accruals	12		39,234		107,440

Total current liabilities			43,450		115,938

Non-current liabilities
Non-current lease liabilities	9		14,390		12,396

Total non-current liabilities			14,390		12,396

Total liabilities			57,840		128,334

EQUITY
Combined capital	13		—	*	—	*
Additional paid in capital	13		147,986		415,601
Accumulated losses			(138,222)		(390,532)

Total equity			9,764		25,069

Total equity and liabilities			67,604		153,403

The accompanying notes are an integral part of these combined financial statements.

*	Representing amount less than RMB1,000.

DADA AUTO INC.
COMBINED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		Year ended December 31,
	Note	2020	2021
		RMB’000	RMB’000

Revenues, gross	1 4	37,206	160,916
Online EV Charging Solutions		36,498	153,246
Offline EV Charging Solutions		565	7,060
Non-Charging Solutions and Other Services		143	610
Incentive to end-users		(31,374)	(143,142)

Revenues, net		5,832	17,774
Other losses, net	15	(19)	(1,402)

Operating costs
Cost of revenues	16	(8,625)	(18,863)
Selling and marketing expenses	16	(47,214)	(183,165)
Administrative expenses	16	(11,755)	(28,458)
Research and development expenses	16	(20,448)	(37,158)

Total operating costs		(88,042)	(267,644)

Operating loss		(82,229)	(251,272)
Finance income/(costs), net	17	89	(640)

Net loss before income tax		(82,140)	(251,912)
Income tax expenses	18	(42)	(398)

Net loss		(82,182)	(252,310)

Net loss attributable to:
Equity holders of the Company		(82,182)	(252,310)

		(82,182)	(252,310)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	19
(Expressed in RMB per share)
Basic loss per share		(55,906)	(50,462)
Diluted loss per share		(55,906)	(50,462)
N et loss		(82,182)	(252,310)

Total comprehensive loss		(82,182)	(252,310)
Total comprehensive loss attributable to:
Equity holders of the Company		(82,182)	(252,310)

		(82,182)	(252,310)

The accompanying notes are an integral part of these combined financial statements.

DADA AUTO INC.
COMBINED STATEMENTS OF CHANGES IN EQUITY

	Note	Combined capital		Additional paid- in capital	Accumulated losses	Total
		RMB’000		RMB’000	RMB’000	RMB’000

Balance at January 1, 2020		—	*	79,286	(56,040)	23,246

Comprehensive loss
Loss for the year		—		—	(82,182)	(82,182)

Total comprehensive loss for the year		—		—	(82,182)	(82,182)

Transactions with equity holders:
Issuance of ordinary shares		—	*	—	—	— *
Contribution from a shareholder	13	—		68,700	—	68,700

Balance at December 31, 2020 and January 1, 2021		—	*	147,986	(138,222)	9,764

Comprehensive loss
Loss for the year		—		—	(252,310)	(252,310)

Total comprehensive loss for the year		—		—	(252,310)	(252,310)

Transactions with equity holders:
Contribution from a shareholder	13	—		267,615	—	267,615

Balance at December 31, 2021		—	*	415,601	(390,532)	25,069

The accompanying notes are an integral part of these
combined
financial
statements.

*	Representing amount less than RMB1,000.

DADA AUTO INC.
COMBINED STATEMENTS OF CASH FLOWS

			Year ended December 31,
	Note		2020	2021
			RMB’000	RMB’000

Cash flows from operating activities

Cash used in operations	20(a	)	(63,297)	(250,153)
Interest received			283	118

Net cash used in operating activities			(63,014)	(250,035)

Cash flows from investing activities
Purchase of property, plant and equipment			—	(606)
Purchase of financial asset at fair value through profit or loss	10		—	(5,000)

Net cash flows used in investing activities			—	(5,606)

Cash flows from financing activities
Interests paid	9		(189)	(767)
Payments of lease liabilities	9		(3,956)	(6,146)
Contribution from a shareholder	13		68,700	267,615

Net cash flows generated from financing activities			64,555	260,702

Net increase in cash and cash equivalents			1,541	5,061
Cash and cash equivalents at the beginning of the financial year			2,124	3,665

Cash and cash equivalents at end of year	5		3,665	8,726

The accompanying notes are an integral part of these combined financial statements.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Corporate information

1.1	General information
Dada Auto Inc. (the “Company”) was incorporated in the Cayman Islands on July 15, 2019 as an exempted company with limited liability.
The Company is a holding company. Since May 2022, upon the Reorganization, the Company and its subsidiaries comprised the Group, see Note 1.2 for details. The Company has not commenced any business or operation till December 31, 2021, since its incorporation other than the Reorganization.
The “Group”, which means (i) prior to the completion of the Reorganization, subsidiaries of Newlinks Technology Limited (“Newlink”) that provided electrical vehicle (“EV”) charging services in China, and (ii) upon and after the completion of the Reorganization, the Company and its subsidiaries that provides the multiple kinds of services to EV charging stations operators (the “Listing Business”).

1.2	History and reorganization of the Group
The EV charging services were launched in 2019 through Chezhubang (Beijing) Technology Co., Ltd. (“Chezhubang Technology”), and its subsidiaries Beijing Chezhubang New Energy Technology Co., Ltd. (“Beijing Chezhubang”) and Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”), which were established by Chezhubang Technology in July 2018 and August 2019, respectively. Chezhubang Technology was controlled by Newlink. Kuaidian Power Beijing subsequently acquired Shaanxi Kuaidian Mobility Technology Co., Ltd. (“Shaanxi Kuaidian”) in May 2020. The consideration was immaterial, because no substantial operation was conducted by Shaanxi Kuaidian when acquired.
In July 2019, Dada Auto Inc. was established in the Cayman Islands as the holding company to facilitate the Group’s offshore financing.
In September 2020, Kuaidian Power Beijing established a wholly-owned subsidiary, Zhidian Youtong Technology Co., Ltd. (“Zhidian Youtong”).
In February 2021, Cosmo Light (Beijing) New Energy Technology Co., Ltd. (“Cosmo Light”) was
established
. In
April 2021
, Xixian New District Constant Energy Joint New Energy Automobile Co., Ltd. (“XXND Automobile”) and Qingdao Hill Matrix New Energy Technology Co., Ltd. (“QHM New Energy”) were established
. Ownership interests in Cosmo Light was held by Shandong Cosmo Light Co., Ltd, and XXND Automobile and QHM New Energy were held by Zhejiang Huzhou Matrix Co., Ltd. In
September 2021
, Beijing Chezhubang acquired
100
% of the ownership interest in
Shaanxi Kuaidian.
In early 2022, the Company entered into a series of transactions to restructure its organization and its EV charging service business (the “Reorganization”). In connection with the Reorganization, various intermediate holding companies were established, including Fleetin HK Limited in March 2020. Fleetin HK Limited further established Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (“Anji Zhidian”), a wholly-owned subsidiary in China, in December 2021.
As part of the Reorganization, Anji Zhidian acquired 100% of the ownership interest in Beijing Chezhubang from Chezhubang Technology, and Beijing Chezhubang in turn acquired 100% of the ownership interest in Zhidian Youtong. In conjunction therewith the Company acquired: (a) 100% equity interests in Cosmo Light through Shandong Cosmo Light Limited in March 2022, and (b) 100% equity interests in QHM New Energy through Zhejiang Huzhou Hill Matrix Limited in March 2022, and (c) 80% equity interests in XXND Automobile through Zhejiang Huzhou Hill Matrix Limited in March 2022. Anji Zhidian also acquired 100% of the equity interests in Kuaidian Power Beijing as part of the Reorganization in April 2022.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Corporate information (Continued)

1.3	Subsidiaries
The Company’s major subsidiaries as at December 31, 2021 are set out below. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of incorporated	Date of incorporation/ establishment	Effective interest held upon completion of reorganization	Principal activities

Subsidiaries

Kuaidian Power (Beijing) New Energy Technology Co., Ltd.	Beijing, China	August 20, 2019	100%	Online EV Charging Solutions, Non-Charging Solutions and Other Services

Beijing Chezhubang New Energy Technology Co., Ltd.	Beijing, China	July 18, 2018	100%	Online EV Charging Solutions

Zhidian Youtong Technology Co., Ltd.	Shandong, China	September 27, 2020	100%	Offline EV Charging Solutions

Shaanxi Kuaidian Mobility Technology Co., Ltd.	Shaanxi, China	May 29, 2018	100%	Offline EV Charging Solutions

Qingdao Hill Matrix New Energy Technology Co., Ltd.	Shandong, China	April 26, 2021	100%	Offline EV Charging Solutions

Cosmo Light (Beijing) New Energy Technology Co., Ltd.	Beijing, China	February 22, 2021	100%	Online EV Charging Solutions

1.4	Basis of presentation
Immediately prior to and after the Reorganization, the Listing Business was carried out by Newlinks Technology Limited and its subsidiaries. Pursuant to the Reorganization, the Listing Business is controlled by the Company, through direct equity holding. The Company and those companies newly set up during the Reorganization have not been involved in any other business prior to the Reorganization and their operations do not meet the definition of a business. The Reorganization is merely a reorganization of the Listing Business and does not result in any changes in business substance, nor in any management or owners of the Listing Business. Accordingly, the Group resulting from the Reorganization is regarded as a continuation of the Listing Business and the financial information of the companies now comprising the Group is presented using the carrying value of the Listing Business for all periods presented.
Intercompany transactions, balances and unrealized gains/losses on transactions between companies now comprising the Group are eliminated on combination.

2.	Summary of significant accounting policies
The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation
The combined financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards(“IFRSs”) as issued by International Accounting Standards Board (“IASB”). The combined financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial asset at fair value through profit or loss which is carried at fair value.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

The combined financial statements of the Group were authorized for issue in accordance with a resolution of the directors passed on May 30, 2022.
The combined financial statements are prepared on a going concern basis. See Note 2.2 for details.
The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the combined financial statements are disclosed in Note 4.

2.1.1	New and amendments to the accounting standards adopted and recent accounting pronouncements
(a) Amendments to the accounting standards adopted
All effective standards, amendments to standards and interpretations, which are mandatory for the financial year beginning on January 1, 2020, are consistently applied to the Group for the years ended December 31, 2020 and 2021. The adoption of these amendments does not have any significant impact on the combined financial statements of the Group.
(b) New standards and interpretations not yet adopted
Standards, amendments and interpretations that have been issued but not yet effective and not been early adopted by the Group during the years ended December 31, 2020 and 2021 are as follows:

Standards and amendments	Effective for annual periods beginning on or after
IAS 16 (Amendment) ‘Property, plant and equipment – proceeds before intended use’	January 1, 2022
IAS 37 (Amendment) ‘Onerous contracts – cost of fulfilling a contract’	January 1, 2022
IFRS 3 (Amendment) ‘Reference to the conceptual Framework’	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
IFRS 17 Insurance Contracts	January 1, 2023
IFRS 17 (Amendment) Insurance Contracts	January 1, 2023
IAS 1 (Amendment) ‘Classification of liabilities as current or non-current’	January 1, 2023
IAS 1 and IFRS Practice Statement 2 (Amendment) - Disclosure of Accounting Policies	January 1, 2023
IAS 8 (Amendment) - Definition of Accounting Estimates	January 1, 2023
Amendments to IFRS 4 - Extension of the Temporary Exemption from Applying IFRS 9	January 1, 2023
Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction Tax	January 1, 2023
Amendment to IFRS 10 and IAS 28 regarding sales or contribution assets between an investor and its associate or joint venture	To be determined
The Company anticipates that the application of the above new standard, amendments and annual improvements will have no material impact on the Group’s combined financial statements in the foreseeable future.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.2	Going concern basis
The Group incurred net losses of RMB
82.2
million and RMB
252.3
million for the years ended December 31, 2020 and 2021, respectively. Net cash used in operating activities was RMB
63.0
million, and RMB
250.0
million for the years ended December 31, 2020 and 2021, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.
In January 2022, the Group raised funding through issuing convertible redeemable preference shares, with a total cash consideration of US$87.3 million (RMB556.3 million), and the Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of financial statements. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. Based on the above considerations, the Group believes that funds from the equity financing will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2.3	Subsidiaries and non-controlling interests
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the combined statements of loss and other comprehensive loss, combined statements of financial position, and combined statements of changes in equity, respectively. During the years ended December 31, 2020 and 2021, the net loss attributable to non-controlling interests were nil, respectively.
Entities acquired under common control or transactions accounted for in a manner similar to a pooling-of-interests (for example, a reorganization of entities under common control) are accounted under the “book value” accounting, where the Company recognizes the assets acquired and liabilities assumed using the book values of the transferor. When the combined financial statements are issued for a period that includes the date the common control transaction occurred, the Company’s combined financial statements of all prior periods are retrospectively revised to the earliest date presented.

2.4	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments and making strategic decisions, has been identified as the Chief Executive Officer of the Group, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.
For the purpose of internal reporting and management’s operation review, the CODM and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, no geographical segments are presented.

2.5	Foreign currency translation
(a) Functional and presentation currency
Items included in the financial information of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its overseas subsidiaries is USD. The functional currency of subsidiaries in the Group incorporated in the PRC, is the Renminbi (“RMB”). The Group presents its combined financial statements in RMB, unless otherwise stated.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.5	Foreign currency translation (Continued)

(b) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of reporting period ended.

(ii)
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting currency translation differences are recognised in other comprehensive income or loss.
During years ended December 31, 2020 and 2021, there were no translation difference recognized for there was no overseas transactions led to translation differences.

2.6	Property, plant and equipment
All property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses (if any). Historical cost includes expenditures that are directly attributable to the acquisition of the items.
Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.
Depreciation is calculated using the straight-line method to allocate their cost amounts, net of their residual values, over their estimated useful lives, as follows:

–	Electronic equipment	5 years
The asset’s residual values and useful lives are reviewed, and adjusted of appropriate at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing proceeds with carrying amount, and are recognized in “Other losses, net” in the combined statement of loss and other comprehensive loss. During the years ended December 31, 2020 and 2021, no such disposal occurred.

2.7	Investments and other financial assets
(a) Classification
The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and,

•	those to be measured at amortised cost.
The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.7	Investments and other financial assets (Continued)

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).
(b) Recognition and derecognition
Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset.
The Group derecognises a financial asset, if the part being considered for derecognition meets one of the following conditions: (i) the contractual rights to receive the cash flows of the financial asset expire; (ii) the contractual rights to receive the cash flows and substantially all the risks and rewards of ownership of the financial asset have been transferred; or (iii) the Group retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows to the eventual recipient in an agreement that meets all the conditions of derecognition of transfer of cash flows (“pass through” requirements) and substantially all the risks and rewards of ownership of the financial asset have been transferred.
Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss or retained earnings:

•	the carrying amount of the financial asset transferred; and

•	the sum of the consideration received from the transfer and any cumulative gains or losses that has been recognised directly in equity.
(c) Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial asset carried at FVPL are expensed in profit or loss.
Equity instruments
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.
Changes in the fair value of financial asset at FVPL are recognized in profit or loss and presented within other losses in the statement of loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.
(d) Impairment
The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.8	Trade receivables and other receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Majority of other receivables and prepayments are from online EV charging solutions services. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and therefore all classified as current.
Trade receivables and other receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables and other receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note
7
 for further information about other receivables and Note 3.1 for a description of the Group’s financial risk.
Impairment on trade receivables and other receivables is measured as either
12-month
expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since initial recognition, the impairment is measured as lifetime expected credit losses. See Note 3.1 for details.

2.9	Cash and cash equivalents
For the purpose of presentation in the combined statements of cash flows, cash and cash equivalents includes cash on hand, cash at bank, and deposits held at licensed payment platforms that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

2.10	Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.11	Trade and other payables
Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. These amounts are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.12	Current and deferred income tax
The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
(a) Current income tax
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.12	Current and deferred income tax (Continued)

(b) Deferred income tax
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
(c) Offsetting
Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current income tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
(d) Uncertain tax positions
In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

2.13	Employee benefits
(a) Short-term obligations
Liabilities for wages and salaries, including
non-monetary
benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the statement of financial position.
(b) Post-employment obligations
The Group has a defined contribution plan in which the Group pays fixed contributions to publicly administered pension insurance plans on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.13	Employee benefits (Continued)

(c) Housing funds, medical insurances and other social insurances
Employees of the Group in the PRC are entitled to participate in various government-supervised housing funds, medical insurances and other social insurances plan. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees, subject to certain ceiling. The Group’s liability in respect of these funds is limited to the contributions payable in each year. Contributions to the housing funds, medical insurances and other social insurances are expensed as incurred.
(d) Bonus plan
The expected cost of bonuses is recognized as a liability when the Group has a present legal or constructive obligation for payment of bonus as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonus plans are expected to be settled within 1 year and are measured at the amounts expected to be paid when they are settled.

2.14	Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the sales of goods or services in the ordinary course of the Group’s activities.
When another party is involved in providing goods or services to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e., the Group is a principal) or to arrange for those goods or services to be provided by the other party (i.e., the Group is an agent).
The Group is a principal if it controls the specified goods or services before those goods or services are transferred to a customer.
The Group is an agent if its performance obligation is to arrange for the provision of the specified goods or services by another party. In this case, the Group does not control the specified goods or services provided by another party before those goods or services are transferred to the customer. When the Group acts as an agent, it recognises revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.
Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.
Control of the goods and services is transferred over time if the Group’s performance:

i.	provides all of the benefits received and consumed simultaneously by the customer;

ii.	creates and enhances an asset that the customer controls as the Group performs; or

iii.	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.
If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.14	Revenue recognition (Continued)

2.14.1 The accounting policy for the Group’s principal revenue sources
Online EV charging solutions
The Group offers effective mobility connectivity services by a platform to connect charging station operators and end-users to facilitate the completion of successful EV charging. The performance obligations for the Group is to present the charging stations and charging piles on the platform, and provide such information for end-users who visit the platform, they could select charging stations and charging piles on their own. Upon the completion of an EV charging order, the Group recognises the service income charged to operators and end-users. The Group provides services to both charging station operators and end-users according to agreements, and the Group performs its obligations for both parties during one transaction, both charging stations and end-users
are regarded as the customers of platform services.
The Group has determined that it acts as an agent in the online EV charging solutions services as (i) the Group does not obtain control of the services prior to its transfer to the end-user; (ii) the Group does not direct charging stations to perform the service on the Group’s behalf, (iii) the Group is not primarily responsible for charging services provided to end-users, nor do the Group has inventory risk related to these services, and (iv) the Group facilitates setting the price for charging services, however, charging stations and end-users have the ultimate discretion in accepting the transaction price and this indicator alone does not result in controlling the services provided to end-users.
The Group pays to the charging station operators in advance before the delivery of service and records it as prepayment as it could be returned. In some cases, the Group may settle afterwards and the balance owed to operators is recorded as other payable. Besides that, the Group also provides other online solutions, such as software as a service (“SaaS”) to charging stations to improve the digitalization and the management of them.
Offline EV charging solutions
The Group offers offline services to charging station operators related to their operations, including operation of EV charging station, hardware procurement, electricity procurement.
In case the Group leases certain EV charging stations and operates the EV charging stations on its own discretion, the Group has determined that it acts as a principal in the services as the Group is primarily responsible for providing the EV charging service to EV drivers. The Group provides charging services based on orders from its own platform as well as other third-party’s platforms. Also, the Group has full discretion in establishing service fee rates for the charging services to customers. EV charging fee includes electricity bills and charging service fees. EV charging service fees received/receivable by the Group under such instances are recognised as revenue on a gross basis when the service is rendered. The electricity bills received will be remitted to the electricity providers and are recorded to deduct prepayment to the electricity providers.
For the hardware procurement services, the Group procures charger piles at bulk purchase prices from charger manufacturers and re-sells
these charger piles to charging station operators at discounted prices. The Group has the discretion on prices, but the Group does not control the hardware during the transactions since the orders are on demand basis to the charger manufacturers. For the electricity procurement, the Group negotiates with State Grid for favourable prices, and charges charging station operators for a take rate on the procurement value, while the Group does not control the electricity before the service delivered. Therefore, the Group recognizes revenue of hardware procurement and electricity procurement on a net basis upon the completion of the transactions.
Non-charging
solutions and other services
The Group provides charging station operators with additional retail services and other amenities and ancillary services. The Group charges commission fees based on the value of the facility and the merchandise supplied to charging station operators. Revenues for such services are recognized when the Group satisfies the performance obligations under the service contracts.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.14	Revenue recognition (Continued)

2.14.2 Contract balances
When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.
A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.
If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.
2.14.3 Incentives

The Group offers discounts and promotions to end-users to encourage use of the platform in online EV charging solutions business. The Group records such incentives to end-users as reduction of revenue, to the extent of the revenue collected from the customers. In certain transactions, the incentives offered to the end-users
exceed the revenue generated from the same transaction. The excess payment is presented as selling and marketing expense instead of negative revenue, as the payment does not relate to any other contracts (including past contracts or anticipated future contracts) with the customers.

2.15	Cost of revenue
Cost of revenues mainly consists of value-added tax (“VAT”) surcharges, depreciation of right-of-use assets, payment processing cost, employee benefit expenses and others.

2.16	Selling and marketing expenses
Selling and marketing expenses mainly consist of expenses of certain discounts and promotions to end-users, salaries for sales and marketing personnel, and advertising expenses for branding and acquiring end-users for charging services. Advertising costs are expensed when the service is received.
In connection with the online EV charging solutions, the Group offers discounts and promotions to end-users to encourage use of the platform. Accordingly, the Group records the cost of these discounts and promotions as a reduction of revenue on a transaction-by-transaction basis at the time the transaction is completed. In certain transactions, the incentives offered to the end-users exceed the revenue generated from the customers for the same transaction. The excess part is presented as an expense instead of negative revenue, as it does not relate to any other contracts (including past contracts or anticipated future contracts) with the customers.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.17	Administrative expenses
Administrative expenses mainly consist of salaries and benefits for management and administrative personnel, rental and related expenses, professional fees and other general corporate expenses.

2.18	Research and development expenses
Research and development expenses mainly consist of salaries and benefits as well as related expenses by research and development team. All research and development costs are expensed as incurred.

2.19	Income tax
Income tax for each year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting year, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

2.20	Provisions and contingent liabilities
Provisions are recognized for other liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.
Where it is not probable that an outflow of resources will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of resources is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of resources is remote.

2.21	Loss per share
(a) Basic earnings per share
Basic loss per share is calculated by dividing:

•	the loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares; and

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year/period and excluding treasury shares.
(b) Diluted earnings per share
Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.22	Leases
The Group, as a lessee, leases office buildings and charging stations. Lease contracts are typically made for fixed periods of two years to five years. Lease is recognised as a right-of-use
asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group.
Contracts may contain both lease and
non-lease
components. The Group allocates the consideration in the contract to the lease and non-lease
components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the fixed payments (including in-substance
fixed payments). Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
The lease payments are discounted using the interest rate implicit in the lease. The Group uses the incremental borrowing rate, for the implicit rate cannot be readily determined, which is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use
assets in a similar economic environment with similar terms, security and conditions.
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use
assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liabilities;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.
Right-of-use
assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use
assets is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases of equipment and office buildings are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

2.23	Finance income/(costs), net
Finance income/(costs), net mainly consists of finance costs related to operating lease, and interest income from bank deposits.

3.	Financial risk management

3.1	Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk, liquidity risk and credit risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.
(a) Market risk
(i) Foreign exchange risk
Foreign exchange risk primarily arises from recognised assets and liabilities denominated in a currency other than the functional currency of the Group’s subsidiaries. The Group manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures and tries to minimize non-functional
currency transactions.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

The Group operates mainly in the PRC with most of the transactions settled in RMB. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant assets or liabilities of the Group are denominated in the currencies other than the respective functional currencies of the Group’s entities.
(b) Liquidity risk
The Group intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, the policy of the Group is to regularly monitor the Group’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Group’s liquidity requirements.
The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of financial statements. The Group raised funding through convertible redeemable preference shares on January 14 and January 26, 2022, with a total cash consideration of US$87.3 million (RMB556.3 million).
See Note 2.2 for details related to going concern bases.
The table below analyses the Group’s non-derivative financial liabilities into relevant maturity grouping based on the remaining period at each statement of financial position date to the contractual maturity date. The amounts disclosed in the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2020
Other payables and accruals (excluding Employee benefit payables and taxes payables)	14,580	—	—	14,580	14,580
Lease liabilities	5,005	4,117	11,321	20,443	18,606

	19,585	4,117	11,321	35,023	33,186

At December 31, 2021
Trade payables	437	—	—	437	437
Other payables and accruals (excluding Employee benefit payables and taxes payables)	52,009	—	—	52,009	52,009
Lease liabilities	8,265	6,191	7,204	21,660	20,457

	60,711	6,191	7,204	74,106	72,903

(c) Credit risk
Credit risk arises from cash and cash equivalents, trade receivables and other receivables. The carrying amount of each class of the above financial asset represents the Group’s maximum exposure to credit risk in relation to the corresponding class of financial asset.
Credit risk is managed on group basis. Finance team is responsible for managing and analysing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. The Group assesses the credit quality of its customers and other debtors by taking into account various factors including their financial position, past experience and other factors. There is no material balances of trade receivables as of December 31, 2020 and 2021.
Cash and cash equivalents are mainly placed with state-owned financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.
For other receivables, an impairment analysis is performed at each financial position date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions. For the year ended December 31, 2020 and 2021, expected credit loss on other receivables are RMB 56 thousand and RMB 1.47 million, respectively.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)

3.2	Capital management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.
The Group monitors capital (including share capital, additional paid in capital and other reserves) by regularly reviewing the capital structure. As part of this review, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. In January 2022, the Group raised funding through issuing convertible redeemable preference shares, for a total cash consideration of US$87.3 million (RMB556.3 million). Given to the improvement on net debt position, it is considered that the capital risk of the Group is not significant.
This section sets out an analysis of net debt and the movements in the debt for each of the period presented.

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Lease liabilities – repayable within one year	(4,216)	(8,061)
Lease liabilities – repayable after one year	(14,390)	(12,396)
Cash and cash equivalents	3,665	8,726

Net debt	(14,941)	(11,731)

	Cash and cash equivalents	Lease liabilities	Total
	RMB’000	RMB’000	RMB’000

Net debt as at January 1, 2020	2,124	(3,741)	(1,617)

Cash flows	1,541	4,145	5,686
Lease	—	(19,010)	(19,010)

Net debt as at December 31, 2020	3,665	(18,606)	(14,941)

Cash flows	5,061	6,913	11,974
Lease	—	(8,764)	(8,764)

Net debt as at December 31, 2021	8,726	(20,457)	(11,731)

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)

3.3	Fair value estimation
The table below analyses the Group’s financial instruments carried at fair value as of each statement of financial position date, by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(1)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(2)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

(3)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
The following table presents the Gr
o
up’s financial instruments that are measured at fair value at each statement of financial position date:

	Level 3	Total
	RMB’000	RMB’000
Recurring fair value measurements
At December 31, 2021

Financial asset at fair value through profit or loss	5,000	5,000

(a) Financial instruments in Level 3
If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or investor quotes for similar instruments; and

•	The discounted cash flow model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate; and

•	The latest round financing, i.e. the prior transaction price or the third-party pricing information; and

•	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.
Level 3 instrument of the Group’s assets include long-term investments measured at fair value through profit or loss (mainly investments in ordinary shares in unlisted companies with no significant influence) measured at fair value through profit or loss. As the investment is not traded in an active market, its fair value has been determined by using applicable valuation technique, such as market approach.
Details of movements and significant observable inputs used in the level 3 financial instruments are set out in Note 10.
The following table summarizes the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements.

	Fair values as of December 31,		Unobservable inputs	Change of inputs at December 31,		Relationship of unobservable inputs to fair value
	2020	2021		2020	2021
Description	RMB’000	RMB’000

Investments in unlisted companies	—	5,000	Expected volatility	—	51%	The higher the expected volatility, the lower the fair value
			Discount for lack of marketability (“DLOM”)	—	19%	The higher the DLOM, the lower the fair value
The carrying amounts of the Group’s financial asset not carrying at fair values, including cash and cash equivalents, trade receivables, other receivables and prepayments, and the Group’s financial liabilities not carrying at fair values, including trade payables, other payables and accruals, approximate their fair values due to their short maturities or the interest rates are close to the market interest rates.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

4.	Critical accounting estimates and judgements
The preparation of financial statements requires the use of accounting estimates which will seldom equal the actual results. Management needs to exercise judgement in applying the Group’s accounting policies.
Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(a) Revenue recognition
Determining whether the Group is acting as a principal or as an agent when third-party is involved in the provision of certain services to its customers requires judgement and consideration of all relevant facts and circumstances. In evaluation of the Group’s role as a principal or agent, the Group considers factors to determine whether the Group controls the specified goods or service before it is transferred to the customer include, but are not limited to the following: (a) is primarily responsible for fulfilling the contract, (b) is subject to inventory risk, and (c) has discretion in establishing prices. Refer to Note 2.1
4
 for details.
(b) Estimation of useful lives of property, plant and equipment
The Group determines the useful lives of property, plant and equipment on an annual basis. This requires an estimation of the number of years that future economic benefits can be generated by the property, plant and equipment taking into account the expected changes in the market demand for the products or services output from the property, plant and equipment and the expected actions by competitors or potential competitors.
(c) Deferred tax assets
In determining the recognition of deferred tax assets, the Group considers the realizability of the deferred tax asset on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more or less than expected, a material recognition or reversal of deferred tax assets may arise, which would be recognized in the combined statement of loss for the period in which such a recognition or reversal takes place.
(d) Measurement of ECL
A number of significant judgements are required in applying the accounting requirements for measuring ECL, such as:

•	Determining criteria for significant increase in credit risk;

•	Selecting appropriate models and assumptions for the measurement of ECL;

•	Establishing the relative probability weightings of forward-looking scenarios.
Significant increase in credit risk
ECL of different financial assets is measured by the Group on either a 12-month or lifetime basis depending on whether they are in Stage 1, 2 or 3. At each financial position date, the ECL of financial instruments at different stages are measured respectively. 12-month ECL is recognised for financial instruments in Stage 1 which don’t have a significant increase in credit risk since initial recognition; lifetime ECL is recognised for financial instruments in Stage 2 which have had a significant increase in credit risk since initial recognition but are not deemed to be credit-impaired; and lifetime ECL is recognised for financial instruments in Stage 3 that are credit-impaired. A financial asset moves to Stage 2 when its credit risk has increased significantly since initial recognition, and it comes to Stage 3 when it is credit-impaired (but it is not purchased original credit impaired). In assessing whether the credit risk of a financial asset has significantly increased, the Group takes into account qualitative and quantitative reasonable and supportable forward-looking information with significant judgements involved. There is no movement of financial assets among Stage 1, 2 and 3 for the years ended December 31, 2020 and 2021.
Impairment assessment under ECL for accounts receivable and other receivables.
The Group uses a provision matrix to calculate ECL for the accounts receivable and other receivables. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

4.	Critical accounting estimates and judgements (Continued)

(d) Measurement of ECL (Continued)

At every financial position date, the historical observed default rates are reassessed and changes in the forward-looking information is considered. In addition, accounts receivable with significant balances and credit impaired are assessed for ECL individually.
The provision of ECL is sensitive to changes in estimates. The information about the ECL is disclosed in note 3.1(c).
(i) Inputs, assumptions and estimation techniques
ECL is the discounted product of expected future cash flows by using the Probability of Default (“PD”), Loss Given Default (“LGD”) and Exposure at Default (“EAD”), of which PD and LGD are estimates based on significant management judgement.
(ii) Forward-looking information
In measuring ECL in accordance with IFRS 9, it should consider forward-looking information. The calculation of ECL incorporates forward-looking information through the use of publicly available economic data and forecasts based on assumptions and management judgement to reflect the qualitative factors and through the use of multiple probability weighted scenarios.
(e) Determining the lease term
The lease liability is initially recognised at the present value of the lease payments payable over the lease term. In determining the lease term at the commencement date for leases that include renewal options exercisable by the Group, the Group evaluates the likelihood of exercising the renewal options taking into account all relevant facts and circumstances that create an economic incentive for the Group to exercise the option, including favorable terms, leasehold improvements undertaken and the importance of that underlying asset to the Group’s operation. The lease term is reassessed when there is a significant event or significant change in circumstance that is within the Group’s control. Any increase or decrease in the lease term would affect the amount of lease liabilities and right-of-use assets recognised in future years.

5.	Cash and cash equivalents

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Cash at bank	1,210	3,971
Deposits held at licensed payment platforms	2,455	4,755

	3,665	8,726

As at December 31, 2020 and 2021, the Group’s cash and cash equivalents were denominated in RMB.

6.	Trade receivables

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Trade receivables	—	740
Provision on Impairment	—	—

	—	740

The
 following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2020	2021
	RMB’000	RMB’000
0 – 90 days	—	727
91 – 180 days	—	13

	—	740

The Group uses a provision matrix to calculate ECL for the accounts receivable that result from transactions within the scope of IFRS 15. The provision rates are based on debtor’s aging as groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration forward-looking information that is reasonable and supportable and available without undue costs and effort. During the reporting period, there is no such impairment recognized.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

7.	Prepayments, other receivables and other assets
The detail information of prepayments, other receivables and other assets for the years ended December 31, 2020 and 2021 is as below:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Receivables for pile sales	2,783	36,113
Prepayments to charging stations	19,833	31,930
VAT recoverable	16,080	30,455
Prepayment for rental, facility and utilities	—	5,797
Prepayments for charging piles procurement	1,951	5,186
Receivables from other platforms	2,437	3,102
Prepayments for miscellaneous	293	2,250
Employee advances	654	1,507
Deposits	300	1,462
Others	418	1,168

Less: credit loss allowances	(56)	(1,472)

	44,693	117,498

8.	Financial instruments by category
The detail information of financial instruments by category during the years ended December 31, 2020 and 2021 is as below:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Assets as per statement of financial position
Financial asset measured at fair value through profit or loss:
—Financial asset at fair value through profit or loss	—	5,000

	—	5,000

Financial asset measured at amortized costs:
Financial asset
—Trade receivables	—	740
—Other receivables, prepayments and deposits (excluding prepayments to suppliers and prepaid expenses).	22,616	71,897
—Cash and cash equivalents	3,665	8,726

Total	26,281	86,363

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Liabilities as per statement of financial position
Financial liabilities measured at amortized cost:
— Trade payables	—	437
— Other payables and accruals (excluding employee benefit payables and taxes payables)	14,580	52,009
— Lease liabilities	18,606	20,457

Total	33,186	72,903

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

9 .	Leases
The carrying amounts of right-of-use assets are as below:

	Office buildings	Charging stations	Total
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2020
Opening net book amount	3,955	—	3,955
Additions	18,822	—	18,822
Depreciation charge	(3,540)	—	(3,540)

Closing net book amount	19,237	—	19,237

As of December 31, 2020
Cost	25,313	—	25,313
Accumulated depreciation	(6,076)	—	(6,076)

Net book value	19,237	—	19,237

Year ended December 31, 2021
Opening net book amount	19,237	—	19,237
Additions	—	8,014	8,014
Depreciation charge	(4,723)	(1,974)	(6,697)

Closing net book amount	14,514	6,040	20,554

As of December 31, 2021
Cost	25,313	8,014	33,327
Accumulated depreciation	(10,799)	(1,974)	(12,773)

Net book value	14,514	6,040	20,554

Additions to the right-of-use assets for the years ended December 31, 2020 and 2021 were RMB18.8 million, and RMB8.0 million, respectively.
(a) Items recognized in the combined statements of financial position

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Right-of-use assets
Office buildings	19,237	14,514
Charging stations	—	6,040

	19,237	20,554

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Lease liabilities
Current	4,216	8,061
Non-current	14,390	12,396

	18,606	20,457

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

9.	Leases (Continued)

(b) Items recognized in the combined statements of loss and other comprehensive loss
The
 combined statements of loss and other comprehensive loss shows the following amounts relating to leases:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Depreciation charge of right-of-use assets
Office buildings	3,540	4,723
Charging stations	—	1,974
Interest expense (included in finance cost)	189	748
Expense relating to short-term leases not included in lease liabilities (included in cost of revenues, selling and marketing expenses, administrative expenses and research and development expenses)	—	4,421

	3,729	11,866

The total cash outflows in financing activities for leases during the years ended December 31, 2020 and 2021 are as below:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Principal elements of lease payments	3,956	6,146
Related interest paid	189	767

	4,145	6,913

The weighted average incremental borrowing rate applied to the lease liabilities was 3.85% per annum during the years ended December 31, 2020 and
2021.

10 .	Financial asset at fair value through profit or loss

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Investment(a)	—	5,000

As of December 31, 2021, all of financial investments at fair value through profit or loss was denominated in RMB.
(a) Investment
The Group invested in an investee company in the form of ordinary shares without significant
influence, which is managed on fair value. For the major assumptions used in the valuation for the investment, please refer to Note 3.3.

	As of December 31,
	2020	2021
	RMB’000	RMB’000
At the beginning of the year	—	—
Additions (Note i)	—	5,000

At the end of the year	—	5,000

(i)	During the year ended December 31, 2021, the Group invested in a company engaging in EV charging hardware and technology industry for RMB5.0 million, and there is no fair value change within the year.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

11.	Property, plant and equipment

Electronic equipment
RMB’000
Cost
As of January 1, 2020 and 2021	—
Additions	606

As of December, 31, 2021	606

Accumulated depreciation
As of January 1, 2020 and 2021	—
Depreciation Charge	(58)

As of December, 31, 2021	(58)

Carrying value
As of December 31, 2020	—

As of December 31, 2021	548

12.	Other payables and accruals

	As of December 31,
	2020	2021
	RMB’000	RMB’000

VAT payable	19,546	41,111
Advances from transacting users	8,387	22,433
Payables to charging stations	3,836	12,657
Accrued expenses	775	10,605
Employee benefit payables	3,744	9,784
Payables for charging piles procurement	484	3,618
Income tax payable	51	777
Others	2,411	6,455

	39,234	107,440

13.	Combined capital and additional paid in capital

	Number of ordinary shares	Nominal value of ordinary shares		Combined capital	Additional paid-in capital	Total
		USD		RMB	RMB’000	RMB’000
At January 1, 2020 (note i)	1,000	—	*	1	79,286	79,286
Issuance of ordinary shares (note ii)	4,000	—	*	3	—	—	**
Contribution of a shareholder (note iii)	—	—		—	68,700	68,700

At December 31, 2020	5,000	1		4	147,986	147,986

At January 1, 2021	5,000	1		4	147,986	147,986
Contribution of a shareholder	—	—		—	267,615	267,615

At December 31, 2021	5,000	1		4	415,601	415,601

All issued shares are fully paid as at
December
31, 2020 and 2021.

*	Representing amount less than US$1.00.

**	Representing amount less than RMB1,000.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

13.	Combined capital and additional paid in capital (Continued)

Notes:
On January 13, 2022, pursuant to shareholders’ resolution, each existing issued and unissued share of US$0.001 each in the share capital of the Company were subdivided into 10 shares of US$0.0001 each (“Share Subdivision”).
(i) In July 2019, 100 ordinary shares (1,000 ordinary shares in reflection of
Share Subdivision) of the Company were allotted and issued to shareholders.
(ii) On November 19, 2020, 400 ordinary shares (4,000 ordinary shares in reflection of

Share Subdivision) of the Company were allotted and issued to Newlink Technology Limited.
(iii)
A
shareholder offered financial support during years ended December 31, 2020 and 2021
.

14.	Revenues

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Revenue, gross	37,206	160,916
Revenue from Online EV Charging Solutions	36,498	153,246
Revenue from Offline EV Charging Solutions	565	7,060
Revenue from Non-Charging Solutions and Other Services	143	610
Incentive to end-users	(31,374)	(143,142)

Revenue, net	5,832	17,774

1 5 .	Other losses, net

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Credit loss allowances	(56)	(1,416)
Others	37	14

	(19)	(1,402)

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1 6 .	Operating costs by nature

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000

End-user incentives	24,910	107,360
Employee benefit expenses	40,802	102,703
Promotion and advertising	3,597	10,403
Traveling, entertainment and general office expenses	3,125	8,249
Auditor’s remuneration	—	7,066
VAT surcharges	6,089	6,839
Depreciation of right-of-use assets	3,540	6,697
Rental, facility and utilities	669	4,923
Bandwidth expenses and server custody costs	2,707	4,794
Payment processing cost	1,691	4,108
Online service costs	538	2,434
Professional service fee	203	1,365
Depreciation of property, plant and equipment	—	58
Others	171	645

Total operating costs	88,042	267,644

1 7 .	Finance income/(costs), net

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Interest income from bank deposits	283	118
Interest expense from lease liabilities	(189)	(748)
Bank charges	(5)	(10)

Finance income/(costs), net	89	(640)

18.	Taxation
(a) Income tax expenses
Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.
(i) Cayman Islands
The Company is incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands and is not subject to tax on income or capital gains. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to the Company.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

18.	Taxation (Continued)

(a) Income tax expenses (Continued)

(ii) Hong Kong Income Tax
Entities
incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of
16.5
% for taxable income earned in Hong Kong before April
1
,
2018
. Starting from the financial year commencing on April
1
,
2018
, the
two-tiered
profits tax regime took effect, under which the tax rate is
8.25
% for assessable profits on the first HK$
2
 million and
16.5
% for any assessable profits in excess of HK$
2
 million.
No
provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December
31
,
2020
and
2021
.
(iii) PRC Enterprise Income Tax (“EIT”)
The income tax provision of the Group in respect of its operations in PRC was subject to statutory tax rate of 25% on the assessable profits for the years ended December 31, 2020 and 2021 based on the existing legislation, interpretation and practices in respect thereof.
(iv) Withholding tax in mainland China (“WHT”)
According to the New Corporate Income Tax Law (“New EIT Law”), beginning January 1, 2008, distribution of profits earned by companies in mainland China since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.
The Group does not have any plan in the foreseeable future to require its subsidiaries in mainland China to distribute their retained earnings and intends to retain them to operate and expand its business in mainland China. Accordingly, no deferred income tax liability related to WHT on undistributed earnings was accrued as of the end of each reporting period.
The income tax expenses of the Group during the years ended December 31, 2020 and 2021 are analysed as follows:

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Current income tax	51	726
Deferred income tax	(9)	(328)
Total income tax expense	42	398

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate of 25% in mainland China, being the tax rate applicable to the majority of combined entities as follows:

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Loss before income tax	(82,140)	(251,912)
Tax calculated at statutory income tax rate of 25% in mainland China	(20,535)	(62,978)
Tax effects of:
— Expenses not deductible for income tax purposes	469	1,069
— Tax losses for which no deferred tax assets were recognized	20,108	64,141
— Utilization of previously unrecognized tax losses	—	(1,834)

	42	398

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

18.	Taxation (Continued)

(b) Deferred income tax

	As of December 31,
	2020	2021
	RMB’000	RMB’000
The deferred tax assets comprise temporary differences attributable to:
Credit loss allowances on financial asset	9	337

Total deferred tax assets	9	337

The recovery of deferred income tax:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Deferred tax assets:
to be recovered after more than 12 months	9	337

	9	337

The movements of deferred income tax assets were as follows:

	Prepayment, other receivables and other assets	Total
	RMB’000	RMB’000
At January 1, 2020	—	—
Credited to income statement	9	9
At December 31, 2020 and January 1, 2021	9	9
Credited to income statement	328	328

At December 31, 2021	337	337

The Group only recognizes deferred income tax assets for credit loss allowances on financial asset if it is probable that future taxable amounts will be available to utilize those credit loss allowances. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2020 and 2021, the Group did not recognize deferred income tax assets from tax losses. The key factors which have influenced management in arriving at this evaluation are the fact that the Group has not yet a history of making profits and product development remains at an early stage.
The

tax losses carried forward by the Group and their respective expiry dates are as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
2023	34	34
2024	27,025	22,854
2025	61,781	58,165
2026	—	256,618

Total unrecorded tax losses carry forwards	88,840	337,671

As of December 31, 2021, the unrecorded tax losses carried forward increased to RMB337.7 million (2020: RMB88.8 million).

1 9 .	Loss per share
(a) Basic loss per share
Basic loss per share for the years ended December 31, 2020 and 2021 are calculated by dividing the loss attributable to the Company’s equity holders by the weighted average number of ordinary shares in issue during the year.

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

19.	Loss per share (Continued)

(a) Basic loss per share (Continued)

In reflection of the Share Subdivision mentioned in Note 13, the weighted average number of ordinary shares for the purpose of basic and diluted earnings per share for the years ended December 31, 2020 and 2021 has been retrospectively adjusted.

	Year ended December 31,
	2020	2021
Net loss attributable to equity holders of the Company (RMB’000)	82,182	252,310
Weighted average number of ordinary shares in issue	1,470	5,000

Basic loss per share (RMB per share)	55,906	50,462

(b) Diluted loss per share
Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. As of December 31, 2021, there are no diluted shares or potential diluted shares.

20.	Cash flow information
(a) Cash used in operation

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
N et Loss before income tax	(82,140)	(251,912)
Adjustments for:
Depreciation of property, plant and equipment (Note 16)	—	58
Depreciation of right-of-use assets (Note 16)	3,540	6,697
Credit loss allowances on financial asset (Note 15)	56	1,416
Interest income (Note 17)	(283)	(118)
Interest expense (Note 17)	189	748
Increase in trade receivables	—	(740)
Increase in prepayments, other receivables and other assets	(11,666)	(74,221)
Increase in trade and other payables	27,007	67,919

Cash used in operations	(63,297)	(250,153)

21.	Commitments
(a) Operating lease commitments
Operating lease commitments-as lessee
The

future aggregate minimum lease payments under operating leases exempted to be recognized as lease liabilities are as follows:

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Within one year	—	7,491

Total	—	7,491

22 .	Contingencies
There is no
contingencies
as at December 31, 2020 and 2021.

2 3 .	Related party transactions
Related parties include members of Board of Directors of the Company and the executive management of the Group. The following transactions were carried out with related parties:

DADA AUTO INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS

23.	Related party transactions (Continued)

(a)	Key management personal compensation
The following table sets forth information regarding our directors and executive officers for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Short-term employee benefits	1,022	2,692

	1,022	2,692

2 4 .	Event occurring after the reporting period

(a)	Option arrangement
On January 13, 2022, the 2022 Share Incentive Plan was approved by board of directors of the Company. According to the
Plan
,

6,818,182
ordinary shares of the Company are reserved to be issued to officers, directors, employees of the Company or other qualified personnel.

(b)	Raise funding through convertible redeemable preference shares
On January 14 and January 26, 2022, the Company entered into share subscription agreements with 6 shareholders (“Purchasers”), according to which the Company issued

9,923,135
Series A convertible redeemable preference shares (“preferred shares”) with an issuance price of
US$
8.8
per share, for a total cash consideration of
US$
87.3
million (RMB
556.3
million). The issuance costs for Series A preferred shares were RMB
8.6
million.
These Purchasers are entitled to redemption rights, conversion rights and liquidation preferential rights and other shareholder rights. The preferred shares shall be redeemable upon events including, but not limited to, that the Company has not achieved a qualified IPO on or before September 30, 2022.

(c)	Plan of Merger
On February 8, 2022, the Company and RISE Education Cayman Ltd (“RISE”), a company established in the Cayman Islands under the laws of Cayman Islands, executed a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the shareholders of the Company will exchange all of the issued and outstanding share capital of the Company for newly issued shares of RISE on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon consummation of the Transaction, the Company will become a wholly-owned subsidiary of RISE. On April 29, 2022, RISE’s extraordinary general meeting of shareholders (the “EGM”) was held. At the EGM, the shareholders of RISE approved the transactions contemplated in the Merger Agreement.

(d)	Data Striping
In early 2022, the Group entered into a series of transactions to restructure its organization and its EV charging service business. As part of the restructuring, the ownership of mobile application and mini-program (the “Platforms”) which connect EV drivers with charging stations and charging piles, as well as the rights to access and use certain data generated by or in the possession of the Platforms, have been transferred to a third party service provider.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Accounting for the Reverse Acquisition
The following unaudited pro forma condensed combined financial information was prepared under IFRS, and gives effect to the transaction between Rise Education Cayman Ltd (the “Company”) and Dada Auto Inc. (“NaaS”) to be accounted for as a reverse acquisition, with NaaS being deemed the acquiring company for accounting purpose. The Company does not operate any business upon the transaction, therefore the transaction is not qualified as a business combination under IFRS 3 Business Combination. In applying the reverse acquisition under IFRS 3 by analogy, NaaS is deemed to have issued shares to obtain control of the Company.
NaaS was determined to be the accounting acquirer based upon the terms of the Merger Agreement (as defined below) and other factors including:

(i)
Shareholders of NaaS are expected to own approximately 93% of the fully-diluted ordinary shares of the combined company immediately following the closing of the transaction contemplated by the Merger Agreement (the “Transaction”);

(ii)	the largest individual shareholder of the combined entity is an existing shareholder of NaaS;

(iii)	directors appointed by NaaS will hold a majority of board seats of the combined company; and

(iv)	NaaS’ senior management will be the senior management of the combined company following consummation of the Mergers (as defined below).
The Transaction is not qualified as a business combination on the basis of the guidance in paragraph B7 of IFRS 3. Hence, the Transaction is a share-based payment transaction which should be accounted for in accordance with IFRS 2 Share-based Payment. On the basis of the guidance in paragraph 13A of IFRS 2, any difference in the fair value of the shares deemed to have been issued by NaaS and the fair value of the Company’s identifiable net assets represents a service received by the accounting acquirer.
The following unaudited pro forma condensed combined financial statements are based on NaaS’ historical financial statements and the Company’s historical financial statements, as adjusted to give effect to NaaS’ acquisition of the Company and certain related transactions. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 gives effect to these transactions as if they had occurred on January 1, 2021. The unaudited pro forma condensed combined statement of financial position as of December 31, 2021 gives effect to these transactions as if they had occurred on December 31, 2021.
The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had NaaS and the Company been a combined company during the specified periods. The unaudited pro forma condensed combined financial statements also may not be useful in predicting or otherwise be indicative of the future financial condition and results of operations of the combined company. The actual results reported in periods following the transaction may differ significantly from those reflected in the pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information and actual results realized.
The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements should also be read together with the audited financial statements and related notes of the Company as filed by the Company on May 13, 2022, as well as the audited combined financial statements of NaaS as filed by the Company on May 31, 2022.
Unless otherwise stated, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, which was the certified noon buying rate in effect as of December 30, 2021, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of May 27, 2022 was RMB6.6980 to US$1.00.

Pro Forma Condensed Combined Statement of Financial Position
As of December 31, 2021

	Company	NaaS		Pro Forma Adjustments	Note 2		Pro Forma Combined
	RMB’000	RMB’000		RMB’000			RMB’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	16,027	8,726		556,356	(a	)	581,109
Trade receivables	—	740		—			740
Prepayments, other receivables and other assets	14,451	117,498		—			131,949
Amounts due from related parties	177	—		—			177

Total current assets	30,655	126,964		556,356			713,975

Non-current assets
Right-of-use assets	—	20,554		—			20,554
Financial asset at fair value through profit or loss	—	5,000		—			5,000
Property, plant and equipment	—	548		—			548
Deferred tax assets	—	337		—			337
Total non-current assets	—	26,439		—			26,439

Total assets	30,655	153,403		556,356			740,414

LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	—	8,061		—			8,061
Trade payables	—	437		—			437
Other payables and accruals	8,625	107,440		8,624	(a	)	124,689

Total current liabilities	8,625	115,938		8,624			133,187

Non-current liabilities
Non-current lease liabilities	—	12,396		—			12,396
Other non-current liabilities	2,838	—		—			2,838
Convertible loan from related parties	108,334	—		(108,334)	(b	)	—

Total non-current liabilities	111,172	12,396		(108,334)			15,234

Total liabilities	119,797	128,334		(99,710)			148,421

EQUITY
Ordinary shares	—	—	*	136,475	(c	)	136,475
	6,964	—		(6,964)	(d	)	—
Additional paid in capital	274,036	415,601		547,732	(a	)	1,237,369
	—	—		108,334	(b	)	108,334
	—	—		(136,475)	(c	)	(136,475)
	—	—		(363,178)	(d	)	(363,178)
	—	—		375,909	(e	)	375,909
Accumulated losses	(403,149)	(390,532)		403,149	(d	)	(390,532)
	—	—		(375,909)	(e	)	(375,909)
Accumulated other comprehensive income	33,007	—		(33,007)	(d	)	—

Total equity	(89,142)	25,069		656,066			591,993

Total equity and liabilities	30,655	153,403		556,356			740,414

*	Representing amount less than RMB1,000.

Pro Forma Condensed Combined Statement of Loss and Comprehensive Loss
Year Ended December 31, 2021

	Company	NaaS	Pro Forma Adjustments	Note 2		Pro Forma Combined
	RMB’000	RMB’000	RMB’000			RMB’000
Revenues, gross	—	160,916	—			160,916
Online EV Charging Solutions	—	153,246	—			153,246
Offline EV Charging Solutions	—	7,060	—			7,060
Non-Charging Solutions and Other Services	—	610	—			610
Incentive to end-users	—	(143,142)	—			(143,142)

Revenues, net	—	17,774	—			17,774
Other losses, net	—	(1,402)	—			(1,402)
Operating costs
Cost of revenues	—	(18,863)	—			(18,863)
Selling and marketing expenses	—	(183,165)	—			(183,165)
Administrative expenses	(30,003)	(28,458)	—			(58,461)
Research and development expenses	—	(37,158)	—			(37,158)

Total operating costs	(30,003)	(267,644)	—			(297,647)
Operating loss	(30,003)	(251,272)	—			(281,275)
Finance income/(costs), net	2	(640)	—			(638)
Gain on troubled debt restructuring	279,097	—	—			279,097
Equity-settled listing cost	—	—	(375,909)	(e	)	(375,909)

Net loss before income tax	249,096	(251,912)	(375,909)			(378,725)
Income tax expenses	—	(398)	—			(398)
Net income/(loss) from continuing operations	249,096	(252,310)	(375,909)			(379,123)
Net loss from discontinued operations, net of tax	(507,280)	—	—			(507,280)

Net loss	(258,184)	(252,310)	(375,909)			(886,403)

Net loss attributable to parent company	(248,487)	(252,310)	(375,909)			(876,706)
Net loss attributable to non-controlling interests	(9,697)	—	—			(9,697)

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 1—Description of Transaction and Basis of Presentation
Description of the Mergers
Pursuant to the agreement and plan of merger, dated as of February 8, 2022 (the “Merger Agreement”) by and among the Company, Dada Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly-owned subsidiary of the Company (“Merger Sub”), Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly owned subsidiary of the Company (“Merger Sub II”) and NaaS, Merger Sub will merge (the “Merger”) with and into NaaS, with NaaS surviving as the surviving entity (the “Surviving Entity”), followed by the merger (the “Second Merger,” collectively with the Merger, the “Mergers”) of the Surviving Entity with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of the Company (the “Surviving Company”). As a result of the Mergers, all of the issued and outstanding shares of NaaS immediately prior to the Merger will be cancelled in exchange for the right to receive newly issued shares of the Company.
Following the consummation and as a result of the Mergers, NaaS’ business will be wholly owned by the Company. Shareholders of NaaS are expected to own approximately 93% of the fully-diluted ordinary shares of the combined company immediately following the closing of the Transaction.
For more information about the Mergers, please refer to the report on Form
6-K
furnished to the SEC on April 4, 2022, including the proxy statement exhibited thereto.
Basis of Presentation
The historical financial information has been adjusted to give pro forma effect to transaction accounting adjustments required under IFRS. The adjustments presented on the unaudited pro forma combined financial information have been identified and presented to provide an understanding of the combined company upon consummation of the reverse acquisition.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies.
Note 2—Pro forma adjustments

(a)
Reflects an adjustment for the pro forma effect of fund raising by NaaS through the issuance of convertible redeemable preference shares, as if it had occurred on December 31, 2021. NaaS entered into share subscription agreements on January 14 and January 26, 2022, according to which NaaS issued 9,923,135 Series A convertible redeemable preference shares with an issuance price of US$8.8 per share, for a total cash consideration of US$87.3 million (RMB556.3 million). The issuance costs for Series A preferred shares were RMB8.6 million, which is reflected in other payables and accruals.

(b)
Reflects an adjustment for conversion of the convertible note previously issued by the Company to Bain Capital Rise Education IV Cayman Limited in the principal amount of $17 million at the conversion price that equals $0.70 per American Depositary Share, each representing two ordinary shares of the Company, par value $0.01 per share.

(c)
The unaudited pro forma condensed combined financial statements assume there will be (i) 494,048,037 Class A ordinary shares outstanding par value $0.01 per share, of which 167,071,258 shares will be owned by shareholders of the Company as consideration for the Merger, (ii) 248,888,073 Class B ordinary shares outstanding par value $0.01 per share, and (iii) 1,398,659,699 Class C ordinary shares outstanding par value $0.01 per share, upon completion of the Mergers and conversion of the Series A preferred shares.

(d)	Represents the elimination of the historical equity of the Company.

(e)
Reflects an adjustment for deemed consideration in respect of the reverse acquisition. The fair value of the deemed consideration for the transaction is RMB286.8 million, and the fair value of the net liabilities acquired is RMB89.1 million, the difference of them is RMB375.9 million, which was recognized as expenses in the statement of operations in the year ended December 31, 2021, representing the cost of the listing under IFRS 2.

P-4