Form 20-F/A
period 2021-12-31
NaaS Technology Inc.
filed 2023-03-27
CIK 1712178

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, The People’s Republic of China

(Address of Principal Executive Offices)

Copies to:

Alex Wu Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing 100024 China Telephone: +86 (10) 8551 1066	Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing 10 Class A ordinary shares, par value US$0.01 per share Class A ordinary shares, par value US$0.01 per share*	NAAS	Nasdaq Capital Market

* Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Capital market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 494,048,037 Class A ordinary shares, par value US$0.01 per share, 248,888,073 Class B ordinary shares, par value US$0.01 per share, and 1,398,659,699 Class C ordinary shares, par value US$0.01 per share, as of June 16, 2022.

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing require ments for the past 90 days. ☒ Yes ☐ No

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

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

EXPLANATORY NOTE

NaaS Technology Inc. (the “Company”) is filing this Amendment No. 1 to Shell Company Report on Form 20-F (this “Amendment No. 1”) to amend its Shell Company Report on Form 20-F as filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2022 (the “Original Filing”). This Amendment No.1 is being filed to:

1.
amend and restate (i) the combined financial statements of NaaS (as defined below under the section “Introduction”) as of and for the years ended December 31, 2020, and 2021, together with the notes thereto, included in the Original Filing and (ii) the pro forma condensed combined statement as of and for the year ended December 31, 2021, together with the notes thereto, included in the Original Filing (such financial statements as originally filed, the “Prior Financial Statements”); and
2.
update certain disclosures in “Item 3. Key Information,” “Item 4.B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” “Item 7.B. Related Party Transactions,” “Item 8. Financial Information,” “Item 17. Financial Statements,” “Item 18. Financial Statements” and “Item 19. Exhibits” in connection with the amendment and restatement as described in paragraph 1 and/or to reflect certain developments that have occurred subsequent to June 16, 2022 and other revisions.

This Amendment No.1 restates the Prior Financial Statements to correct the presentation of revenues to be consistent with our recognition and measurement policy for each class of revenues and reflects other adjustments that the Company found necessary or appropriate, including mainly the following:

•
revising the presentation of gross revenues, incentive to end-users and net revenues.
•
revising the measurement policy for revenues from membership program and full station operation.
•
revising to disclose all required information in accordance with IAS 1.79.
•
revising to disclose all required contract balances information in accordance with paragraphs 116 through 118 of IFRS 15.
•
reclassifying platform service fee, bandwidth expenses and server custody costs from research and development expenses to cost of revenues.
•
reclassifying balance sheet line items, such as reclassifying balances related to sales of charging piles from prepayments, other receivables and other assets to trade receivables, and balances related to payables to charging station from other payables and accruals to trade and bills payables, etc.
•
revising to recognize the share-based compensation related to the share awards granted by Newlink (as defined below) to certain of our employees, according to the evaluation of transfer pricing policies of our transfer pricing advisor, which was completed in January 2023. The Company also updated the disclosure of related party transaction accordingly.
•
updating IFRIC 23 provisions on corporate income tax, according to the best estimation as of respective balance sheet dates.
•
updating certain VAT-related balances and revising the method of estimating the recoverability of uncollected input VAT receipts (which is recorded in other receivables) and adjusting previously recognized provision accordingly.
•
updating discount rate to calculate interest expense on lease liabilities, based on the actual finance cost as of respective balance sheet dates.

For more information on the restatement of the Prior Financial Statements, see the restated combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021, together with the notes thereto, as well as the restated pro forma condensed combined statement as of and for the year ended December 31, 2021, together with the notes thereto, included in this Amendment No. 1. In light of the restatement, readers should not rely on the Prior Financial Statements.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Original Filing. Other than as expressly stated in this Amendment No. 1, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Original Filing or reflect any events that have occurred after the Original Filing was filed on June 16, 2022. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the Original Filing are true and complete as of any date subsequent to June 16, 2022. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the documents filed with or furnished to the SEC by the Company subsequent to June 16, 2022, including any amendments to such documents, as information in such documents may update or supersede certain information contained in this Amendment No. 1.

INTRODUCTION

In this Shell Company Report on Form 20-F, unless otherwise indicated or unless the context otherwise requires:

•
“ADS” means American depositary share, each representing 10 ordinary shares, par value US$0.01 per share, as listed on Nasdaq under the symbol “NAAS.”
•
“CAC” means the Cyberspace Administration of China.
•
“China” or “PRC” refers to the People’s Republic of China.
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
•
“Dada Auto” means Dada Auto, an exempted company incorporated with limited liability under the laws of the Cayman Islands.
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
•
“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.
•
“Kuaidian” means the Kuaidian mobile application, and Kuaidian Weixin mini-program, each of which connects EV drivers with charging stations and charging piles.
•
“Merger” or “Mergers” has the meaning ascribed to it in “Part I – Brief Introduction.”
•
“Merger Agreement” has the meaning ascribed to it in “Part I – Brief Introduction.”
•
“NaaS” means (i) prior to the completion of the Restructuring, subsidiaries and VIEs of Newlink that provided EV charging services in China, and (ii) upon and after the completion of the Restructuring, Dada Auto, its subsidiaries, and for the period during which Dada Auto maintained VIE arrangements with Kuaidian Power (Beijing) New Energy Technology Co., Ltd., the VIE Kuaidian Power (Beijing) New Energy Technology Co., Ltd.;
•
“Nasdaq” means The Nasdaq Stock Market LLC.
•
“Newlink” means Newlinks Technology Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands.
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
•
“PCAOB” means the Public Company Accounting Oversight Board.

•
“PRC subsidiaries” means our subsidiaries in mainland China and “PRC laws,” “PRC rules,” and “PRC regulations” mean the laws, rules and regulations in mainland China.
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

Item 3. Key Information

Our Holding Company Structure

NaaS Technology Inc. is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, NaaS Technology Inc. may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to NaaS Technology Inc. may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and could cause the value of our securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our holding company structure involves unique risks to investors. If in the future we were to amend our operating structure to use any VIE again for our operations in China or if PRC regulatory authorities were to disallow our holding company structure, additional risks and uncertainties will be involved.”

Historically, NaaS’ EV charging service business in China was a part of Newlink’s businesses and was primarily conducted through Newlink’s consolidated entities including Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) and its subsidiaries. In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business (the “Restructuring”). As part of the Restructuring, Dada Auto, through a subsidiary, Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (“Anji Zhidian”), entered into contractual arrangements with Kuaidian Power Beijing (the “VIE Agreements”) and its shareholders, as a result of which (i) Kuaidian Power Beijing initially became a VIE of Dada Auto, and (ii) Dada Auto became entitled to receive substantially all of the economic benefits generated by Kuaidian Power Beijing as primary beneficiary and responsible for any and all economic losses Kuaidian Power Beijing incurred. A summary of certain material terms of the VIE Agreements is as follows:

•
Exclusive Business Cooperation and Service Agreement. Under the Exclusive Business Cooperation and Service Agreement between Anji Zhidian and Kuaidian Power Beijing, Anji Zhidian had the exclusive right to provide, among other things, technical support and consulting services to Kuaidian Power Beijing. In addition, Kuaidian Power Beijing irrevocably granted Anji Zhidian an exclusive and irrevocable option to purchase any or all of the assets and business of Kuaidian Power Beijing at the lowest price permitted under PRC law.
•
Proxy Agreement and Power of Attorney. Under the proxy agreement and power of attorney among Anji Zhidian, Kuaidian Power Beijing, and each shareholder of Kuaidian Power Beijing, such shareholder irrevocably nominated, appointed and constituted Anji Zhidian and its successors as his or her attorney-in-fact to exercise any and all of his or her rights as a shareholder of Kuaidian Power Beijing.

•
Exclusive Option Agreement. Under the exclusive option agreement among Anji Zhidian, Kuaidian Power Beijing and each shareholder of Kuaidian Power Beijing, such shareholder irrevocably granted Anji Zhidian or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in Kuaidian Power Beijing at a price of RMB1 or at the lowest price permitted under the PRC law.
•
Equity Interest Pledge Agreements. Under the equity interest pledge agreement among Anji Zhidian, Kuaidian Power Beijing and each shareholder of Kuaidian Power Beijing, such shareholder pledged all of his or her equity interests in Kuaidian Power Beijing to Anji Zhidian to secure the performance by Kuaidian Power Beijing and its shareholders of their respective obligations under the applicable VIE Agreements. If the pledger or Kuaidian Power Beijing breached his or her obligations under these contractual arrangements, Anji Zhidian, as the pledgee, would be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Kuaidian Power Beijing. Anji Zhidian also had the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

During the process of the Restructuring, the VIE Agreements were terminated in April 2022 and Kuaidian Power Beijing ceased being a VIE of Dada Auto. Following the completion of the Restructuring, we do not have any VIE and we conduct our operations in China through our subsidiaries. For more information on our corporate history and the Restructuring, see “Item 4. Information on the Company—A. History and Development of the Company.”

If in the future we were to amend our operating structure to use any VIE again for our operations in China, we will have to rely on contractual arrangements with the VIE and its shareholders for the conduct of such operations. These contractual arrangements, however, may not be as effective as direct ownership in the VIE. For instance, if we were to have direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. On the other hand, under contractual arrangements, we will have to rely on the performance by the VIE and its shareholders of their contractual obligations in order to exercise control over the VIE. To the extent there will be any dispute relating to these contracts, we may have to incur substantial costs and expend additional resources to enforce such arrangements through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Furthermore, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to a VIE structure and it is uncertain whether any new PRC laws or regulations in this respect will be adopted or if adopted, what they would provide. Therefore, if we were to adopt a VIE again in the future, PRC regulatory authorities could disallow such structure, which, in turn, would likely result in a material change in our operations and in the value of our securities and could cause the value of our securities to significantly decline or become worthless.

For a detailed discussion of the unique risks to investors that may be involved if we were to adopt a VIE structure in the future, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our holding company structure involves unique risks to investors. If in the future we were to amend our operating structure to use any VIE again for our operations in China or if PRC regulatory authorities were to disallow our holding company structure, additional risks and uncertainties will be involved.”

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

NaaS Technology Inc
(Cayman Island)
100%
Dada Auto
(Cayman Island)
100%
100%
100%
Cosmo Light HK Limited (Hong Kong)
Fleetin HK Limited (Hong Kong)
Hill Matrix HK Limited (Hong Kong)
Offshore
(outside mainland China)
Onshore
(in mainland China)
100%
100%
100%
Shandong Cosmo Light Co., Ltd
Zhejiang Anji Intelligent Electronics Holding Co., Ltd
Zhejiang Huzhou Hill Matrix Limited
100%
100%
100%
100%
Cosmo Light (Beijing) New Energy Technology Co., Ltd
Kuaidian Power (Beijing) New Energy Technology Co., Ltd
Beijing Chezhubang New Energy Technology Co., Ltd
Qingdao Hill Matrix New Energy Technology Co., Ltd
100%
100%
Shaanxi Kuaidian Mobility Technology Co., Ltd
Zhidian Youtong Technology Co., Ltd

Risks Related to Doing Business in China

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or other foreign country. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including the auditors that issued the audit reports included elsewhere in this Shell Company Report on Form 20-F and our current auditor. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2022. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect the auditors that issued the audit reports included elsewhere in this Shell Company Report on Form 20-F in relation to their audit work performed for such reports and the inability of the PCAOB to conduct inspections of these auditors in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Government Authorities

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this Shell Company Report on Form 20-F, our PRC subsidiaries and we have obtained the business licenses issued by the Market Supervision Administration department of Qingdao Laoshan district, Beijing Tongzhou district, Beijing Chaoyang district, Zhuzhou Anji county, Xi’an high-tech zone, Zibo high-tech zone, and Qingdao Huangdao district, being all licenses, permits, and registrations from the PRC government authorities that are required for our business operations under current PRC laws, regulations and rules, and such licenses, permits, and registrations have not been denied by any PRC government authorities.

Furthermore, in connection with the Mergers and the Transactions and as of the date of this Shell Company Report on Form 20-F, we and our PRC subsidiaries (i) are not required to obtain permissions from the CSRC, as advised by Jingtian & Gongcheng, our PRC legal counsel, (ii) are not required to file an application for cybersecurity review by the CAC, as advised by King & Wood Mallesons, our PRC legal counsel, and (iii) have not been asked to obtain or denied such and other permissions by any PRC government authority, under current PRC laws, regulations and rules.

On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022 (the “2022 Cybersecurity Review Measures”). According to the 2022 Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. The China Cybersecurity Review Technology and Certification Center (the “CCRC”), the institution designated by the CAC to receive application materials for cybersecurity review and conduct examinations of such applications, confirmed with NaaS that if NaaS did not possess more than one million individuals’ personal information, it would not be required to apply for a cybersecurity review in connection with the Mergers or the Transactions. Because NaaS had transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to a third party service provider prior to the Mergers, it did not possess more than one million individuals’ personal information. Based on the foregoing, King & Wood Mallesons, our PRC counsel is of the view that a cybersecurity review is not required in connection with the Mergers or the Transactions under current PRC laws, regulations and rules.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by Domestic Enterprises (CSRC Announcement [2022] No. 43) (the “Overseas Listing Measures”), which will take effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (the “Notice on Overseas Listing Measures”). According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures will become effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering.

Given (i) the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, (ii) the PRC government’s ability to intervene or influence our operations at any time, and (iii) the rapid evolvement of PRC laws, regulations, and rules which may be preceded with short advance notice, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations, the Mergers, the Transactions, or for our prior offerings overseas in the future and our conclusion on the status of our licensing compliance may prove to be mistaken. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Specifically, if it is determined in the future that approval and filing from the CSRC, the CAC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures, are required for the Mergers or the Transactions, or for our overseas offerings in the past, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain or delay in obtaining such approval or complete such filing procedures, or a rescission of any such approval if obtained, would subject us to sanctions by the CSRC, the CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. The CSRC, the CAC, and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse the Mergers and the Transactions. In addition, if the CSRC, the CAC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for the Mergers, the Transactions or our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain additional licenses in relation our ongoing business operations and subject to penalties for failing to obtain certain licenses with respect to our past operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization

NaaS

NaaS Technology Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, NaaS Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NaaS Technology Inc. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require foreign-invested enterprises to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. To the extent cash in our business is in China or in an entity in mainland China, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. As a result, our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business may be materially and adversely affected.

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

Prior to the Restructuring completed in early 2022, NaaS’ EV charging service business in China was a part of Newlink’s businesses and was primarily conducted through Newlink and its consolidated entities. See “Item 4. Information on the Company—A. History and Development of the Company.”

In 2020 and 2021, (i) payments totaling RMB86.3 million and RMB279.8 million (US$43.9 million) were made among Newlink’s consolidated entities that conducted NaaS’ business arising from transactions conducted in connection with their respective operations; (ii) advances totaling RMB312.0 million and RMB497.9 million (US$78.1 million) were made among Newlink’s consolidated entities that conducted NaaS’ business; and (iii) no dividend or other distribution were made by any of the Newlink’s consolidated entities that conducted NaaS’ business. Since the Closing and as of the date of this Shell Company Report on 20-F, no transfers, dividends, or distributions were made between NaaS Technology Inc. and our subsidiaries or to any investors. See the restated combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 starting on page F-46.

NaaS Technology Inc. has established stringent controls and procedures for cash flows within its organization. Each transfer of cash between its Cayman Islands holding company and a subsidiary is subject to internal approval. The cash of the group is under the unified management of NaaS Technology Inc.’s finance department and is disbursed and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after being raised by the relevant operating entity, is subject to three levels of review process by the finance department.

Under PRC law, NaaS Technology Inc. and our offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements, and our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to NaaS Technology Inc. or our offshore subsidiaries. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong.

Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash.

Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings. For PRC and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

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

No transfers, dividends, or distributions were made between RISE and its subsidiaries or to any investors prior to the Closing. See the audited consolidated financial statements of RISE Education Cayman Ltd, as of and for the years ended December 31, 2019, 2020, and 2021, starting on page F-1.

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

Financial Data of NaaS

The following selected combined statements of loss and other comprehensive loss for NaaS for the years ended December 31, 2020, and 2021 and the selected combined statements of financial position as of December 31, 2020 and 2021 have been derived from NaaS’ restated audited combined financial statements, which are included in this Shell Company Report on Form 20-F beginning on page F-46.

NaaS’ historical results are not necessarily indicative of results expected for any future periods. The selected combined financial data should be read in conjunction with NaaS’ restated audited combined financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this Shell Company Report on Form 20-F. NaaS’ restated combined financial statements are prepared and presented in accordance with IFRS.

	For the year ended December 31,
	2020	2021
	(as restated)	(as restated)	(as restated)
	RMB’000	RMB’000	US$’000
Selected combined statements of loss and other comprehensive loss
Net Revenues from Online EV Charging Solutions	5,455	17,985	2,822
Net Revenues from Offline EV Charging Solutions	565	15,102	2,371
Net Revenues from Non-Charging Solutions and Other Services	143	366	57
Net Revenues	6,163	33,453	5,250
Other gains, net	319	138	22
Operating costs
Cost of revenues	(6,547)	(29,587)	(4,643)
Selling and marketing expenses	(46,458)	(193,340)	(30,339)
Administrative expenses	(11,956)	(34,458)	(5,407)
Research and development expenses	(17,644)	(30,253)	(4,747)
Total operating costs	(82,605)	(287,638)	(45,136)
Operating loss	(76,123)	(254,047)	(39,866)
Finance costs	(300)	(1,097)	(172)
Net loss before income tax	(76,423)	(255,144)	(40,038)
Income tax expenses	(1,474)	(5,318)	(835)
Net loss for the year	(77,897)	(260,462)	(40,873)
Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company (Expressed in RMB per share)
Basic loss per share	(52,991)	(1,835)	(288)
Diluted loss per share	(52,991)	(1,835)	(288)

	As of December 31,
	2020	2021
	(as restated)	(as restated)	(as restated)
	RMB’000	RMB’000	US$’000
Selected combined statements of financial position
Cash and cash equivalents	3,665	8,489	1,332
Total current assets	58,348	152,778	23,974
Total assets	76,661	178,092	27,946
Total liabilities	62,103	148,653	23,327
Total equity	14,558	29,439	4,620

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

B.
Capitalization and Indebtedness

Below is a statement of our capitalization and indebtedness (including indirect and contingent indebtedness) as at December 31, 2021, showing our capitalization on a pro forma basis as if the Mergers had been completed as of that date. It is important that you read this table together with, and it is qualified by reference to, the audited consolidated financial statements of RISE and the restated audited combined financial statements of NaaS attached hereto starting on page F-1 and page F-46, respectively, of this Shell Company Report on Form 20-F.

	As of December 31, 2021
	RISE		NaaS				Pro Forma Adjustments		Pro Forma Combined
			(as restated)		(as restated)		(as restated)	(as restated)	(as restated)	(as restated)
	RMB’000	US$’000	RMB’000		US$’000		RMB’000	US$’000	RMB’000	US$’000
Current liabilities
Current lease liabilities	—	—	7,067		1,109		—	—	7,067	1,109
Trade payables	—	—	16,872		2,648		—	—	16,872	2,648
Other payables and accruals	8,625	1,353	112,148		17,598		8,624	1,353	129,397	20,305
Total current liabilities	8,625	1,353	136,087		21,355		8,624	1,353	153,336	24,062
Non-current liabilities
Non-current lease liabilities	—	—	12,566		1,972		—	—	12,566	1,972
Other non-current liabilities	2,838	445	—		—		—	—	2,838	445
Convertible loan from related parties	108,334	17,000	—		—		(108,334)	(17,000)	—	—
Total non-current liabilities	111,172	17,445	12,566		1,972		(108,334)	(17,000)	15,404	2,417
Total liabilities	119,797	18,798	148,653		23,327		(99,710)	(15,647)	168,740	26,479
Equity
Ordinary shares	6,964	1,093	—	*	—	**	129,511	20,323	136,475	21,416
Additional paid in capital	274,036	43,002	423,329		66,430		419,112	65,768	1,116,477	175,200
Accumulated losses	(403,149)	(63,263)	(393,890)		(61,810)		140,450	22,040	(656,589)	(103,033)
Accumulated other comprehensive income	33,007	5,180	—		—		(33,007)	(5,180)	—	—
Total equity	(89,142)	(13,988)	29,439		4,620		656,066	102,951	596,363	93,583
Total equity and liabilities	30,655	4,810	178,092		27,947		556,356	87,304	765,103	120,062

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
•
Our operations have been and may continue to be negatively affected by COVID-19 pandemic.
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

Risks Related to Doing Business in China

•
The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs. Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers. Therefore, investors of our ADSs face potential uncertainty from actions taken by the PRC government affecting our business and operations which could significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.”
•
PRC laws, regulations, and rules are rapidly evolving which may be preceded with short advance notice and could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain additional licenses in relation to our ongoing business operations and may be subject to penalties for failing to obtain certain licenses with respect to our past operations.”
•
Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.”
•
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us. ”
•
We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our and our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or in our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. Uncertainties also exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed and if we fail to complete such registrations or record-filings, our ability to use foreign currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
•
The PCAOB had historically been unable to inspect the auditors that issued the audit reports included elsewhere in this Shell Company Report on Form 20-F in relation to their audit work performed for such reports and the inability of the PCAOB to conduct inspections of these auditors in the past has deprived our investors with the benefits of such inspections. .

•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
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

NaaS incurred net loss of RMB77.9 million and RMB260.5 million (US$40.9 million) in 2020 and 2021, respectively. We expect to continue to incur significant operating expenses and net losses for the near term and expect that our net loss will increase in 2022 compared with 2021. There can be no assurance that we will be able to achieve profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, the widespread adoption of electric passenger and other vehicles and other electric transportation modalities, which may not occur.

NaaS experienced rapid growth and we expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

NaaS had serviced more than 50, 200 and 981 charging station operators and more than 11,000, 17,000 and 44,000 charging stations as of December 31, 2019 and 2020 and as of June 30, 2022, respectively. The total number of chargers accessible through its network was over 165,000 in 2020, 278,000 in 2021 and reached 404,000 in the first half of 2022, representing a yearly increase of 59.9%, 68.4% and 124.8% in 2020, 2021 and in the first half of 2022, respectively, and with more than 80% of the chargers being DCFCs as of June 30, 2022.

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

Historically, NaaS’ EV charging service business in China was primarily carried out through Newlink and its consolidated entities. Kuaidian Power Beijing also operated Kuaidian, the mobile application and the Weixin mini-program that connect EV drivers with charging stations and charging piles. In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business, including transactions where (i) Dada Auto, through a subsidiary, entered into contractual arrangements with Kuaidian Power Beijing, as a result of which Kuaidian Power Beijing initially became a VIE of Dada Auto, but such arrangements were terminated in April 2022 and Kuaidian Power Beijing ceased being a VIE of Dada Auto, and (ii) the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian were transferred to a third party service provider. For more information on our corporate history and the Restructuring, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on our collaborative arrangements with the operator of Kuaidian in delivering our EV charging solutions.”

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

In addition, because NaaS has a limited operating history and track record and operate in a rapidly evolving market, any predictions about our future revenues and expenses may not be as accurate as they would be if NaaS had had a longer operating history or operated in a more predictable market. NaaS encountered in the past, and we will continue to encounter in the future, risks and uncertainties frequently experienced by fast-growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or outdated, or if we do not address these risks successfully, our results of operations could differ materially from expectations, and our business, financial condition and results of operations could be adversely affected.

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

The EV charging industry is also characterized by rapid technological change, which will require us to continue to innovate in our product and service offerings. Any delays in such development could adversely affect market acceptance of our solutions. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our product and service offerings, to address the changing needs of the EV charging market. As new products and services are introduced, gross margins tend to decline in the near term and improve as the product and services become more mature and gain traction in the market. As EV and EV charging technologies change, we may need to upgrade our technologies, software and other product and service offerings in order to serve vehicles that have the latest technology, which could involve substantial costs. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected. - There is no guarantee that any new products or services will be released in a timely manner, or at all, or achieve market acceptance. Delays in this respect could damage our relationships with customers and lead them to seek alternative providers. If we are unable to devote adequate resources to innovate and meet customer requirements on a timely basis or to remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, our may experience higher operating losses and our business and prospects could be adversely affected.

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

As of the date of this Shell Company Report on Form 20-F, Newlink has the right to vote 90.6% of our ordinary shares and has substantial influence over our affairs. We also rely on certain services provided by and cooperative arrangements entered into with Newlink and we benefit significantly from the strong market position, industrial insights, brand recognition and extensive upstream and downstream resources of Newlink.

There is no assurance that we will continue to maintain the same collaborative arrangements with or receive the same level of support from Newlink. Any failure by Newlink to perform its obligations under these arrangements or any change to Newlink’s own business, including its future operational needs, results of operations and cash flow and capital expenditure requirements, could affect our arrangements with Newlink or the level of support that Newlink is able or willing to offer to us, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows. Prior to the completion of the Transactions, Newlink bore certain expenses which were incurred for our benefits but there is no certainty that Newlink will continue to do so. If we were to settle such expenses on our own historically, our financial condition and results of operations could be adversely affected and could have differed from those presented in this Shell Company Report on Form 20-F. In addition, to our knowledge, Newlink intends to distribute some or all of the ordinary shares of ours that it owns to its shareholders, which could significantly reduce its shareholding. In the event that Newlink ceases to be a significant shareholder of ours as a result of such distribution, our collaborative relationship with Newlink may suffer, and Newlink may reduce the level of support it affords us or otherwise take actions that are not in our best interests or the best interests of our other shareholders, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on our collaborative arrangements with the operator of Kuaidian in delivering our EV charging solutions.

We benefit significantly from and we are expected to continue relying on Kuaidian’s existing user base and services for our mobility connectivity services, connecting end-users on Kuaidian with our charging station operator customers.

Historically, Kuaidian Power Beijing operated Kuaidian. As part of the Restructuring, the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third-party service provider as of the date of this Shell Company Report on Form 20-F.

A series of agreements, including a Business Cooperation Agreement, a Data Service Agreement and a Charging Business Cooperation Agreement, took effect in March 2022 between NaaS and the third-party service provider pursuant to which NaaS has and is expected to continue to receive certain services from such operator in relation to the delivery of EV charging solutions for an initial term of five years. There is however no assurance that we will continue to maintain the same collaborative arrangements with or receive the same level of services from the third-party service provider. If the arrangement between NaaS and the third-party service provider is terminated or expires without renewal, or if the third-party service provider fails to perform its obligations under this arrangement, becomes unable to provide its services timely and effectively, or at all, or decides to conduct its business or operate Kuaidian in a way that is detrimental to our business interests, our business may be severely interrupted and there would be a material adverse effect on our business, results of operations, financial condition, and prospects. Further, because the third party service provider is the sole service provider through whom we are given access to Kuaidian’s existing user base and services, we also face risks resulting from our reliance on a single service provider for a key aspect of our business. For examples, if the third-party service provider terminates the business cooperation agreement with us or if the agreement expires without renewal, we may not be able to identify an alternative service provider that provides comparable services. Even if we find an alternate provider, we may not be able to enter into a similar agreement with such alternate provider in a timely manner or on terms that are acceptable to us or at all and there are also significant risks associated with any transitioning activities. This will cause significant disruption to our business, which could in turn materially and adversely impact our business, results of operations, financial condition, and prospects.

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

Our operations have been and may continue to be negatively affected by COVID-19 pandemic.

Since late 2019, the outbreak of a novel strain of coronavirus named COVID-19 has materially and adversely affected the global economy. In response, China imposed widespread lockdowns, closure of work places and restrictions on mobility and travel to contain the spread of the virus. After the initial outbreak in late 2019, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including infections caused by the Omicron variant. China began to modify its dynamic zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. We cannot be assured that more lockdowns and other restrictive measures will not be implemented in the future. Some other countries, including the U.S., also introduced various restrictions in response to the COVID-19 pandemic.

Our business has been affected by the COVID-19 outbreak. For example, due to slowed economic activities, end-users have become more price-sensitive and we may be required to provide more incentives and expend more resources on marketing activities to help generate more charging transactions for our charging station customers. Further, there is no assurance that lockdowns and other restrictive measures will not be implemented in China in the future. These measures reduced and, if adopted again, will continue to reduce the demand for transportation in general and as a consequence also lower the demand for EV charging services. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be negatively impacted.

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

NaaS derived a substantial portion of its revenue from a limited number of key station operator customers. Although we plan to expand and diversify our station operator customer base, we still expect to be reliant on our major station operator customers. For the years ended December 31, 2021, NaaS’ top five station operator customers accounted for approximately 60% of its revenue. In addition, a substantial number of charging stations on our network are operated under a franchise business model offered by one of our key station operator customer. These stations are connected to our network via our key station operator customer and we have no direct business relationship with their operators.

We expect that a substantial portion of our revenue will continue to be derived from a relatively limited number of station operator customers. If we were to lose any of our key station operator customers, or if any of such customers experiences lower sales or lower charging volume, decides to conduct its business in a way that is not aligned with our business interests, or take other actions that are detrimental to our interests, there could be a material adverse effect on our results of operations, business, financial condition, and prospects. Key station operator customers may also seek, and on occasion receive, pricing, payment or other commercial terms that are less favorable to us and can hurt our competitive position.

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

The PRC government also provides incentives to end-users and purchasers of EVs and EV charging stations in the form of tax exemptions, subsidies, other financial incentives and preferential utility rates for charging facilities. The EV market relies on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging services to end-users. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. As an example, the PRC central government has recently implemented a phase-out schedule for the subsidies provided for purchasers of certain EVs. On December 31, 2021, the Ministry of Finance, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Science and Technology and the National Development and Reform Commission jointly issued the Notice on the Promotion and Application of Financial Subsidy Policies for New Energy Vehicles in 2022. According to the notice, the level of subsidy for new energy vehicles was reduced by 30% in 2022 compared with 2021. The notice also stipulates that the subsidy for new energy vehicle purchases would terminate on December 31, 2022, and vehicles registered after December 31, 2022 will no longer be entitled to any government subsidy. The termination or scaling back of any governmental support or incentive could adversely affect our business, financial condition and operating results.

Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.

Historically, our PRC subsidiary, Kuaidian Power Beijing, operated Kuaidian. As part of the Restructuring, the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third-party service provider as of the date of this Shell Company Report on Form 20-F. NaaS entered into a series of agreement with the third-party service provider, pursuant to which NaaS will receive certain services from such operator in relation to the delivery of EV charging solutions.

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

The PRC Criminal Law, as most recently amended on November 1, 2015, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obligated to provide security maintenance for their products and services and to comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. On September 14, 2022, the CAC issued a proposed revision of the Cyber Security Law, purporting to increase fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year. The Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020, and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under Chinese civil law.

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

On February 10, 2022, the MIIT, issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial) (Second Draft) (the “Draft Data Security Measures in the IT Field”), which stipulates that all businesses which handle data in the field of industry and informatization in China are required to categorize such information as “ordinary,” “important” or “core” and businesses processing “important” or “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and informatization includes industrial data, telecoms data and radio data. “Industrial data” refers to information gathered and produced in the process of R&D, design, production and manufacturing, operation management, operation and maintenance, platform operation and other processes in all sectors and fields of industry. “Telecoms data” refers to information gathered and produced in the operation of telecommunications businesses. “Radio data” refers to radio frequency, radio station and other radio parameter data generated and collected in the operation of radio businesses. The Draft Data Security Measures in the IT Field also provides that the provision of “important” or “core” data to a foreign party requires a security assessment of the cross-border data transfer (by relevant PRC government authorities), and no data in the field of industry or informatization stored in China can be provided to foreign regulatory authorities without the approval of the MIIT. If the Draft Data Security Measures in the IT Field, once issued, mandates a review process for the provision of “important” or “core” data to foreign parties, there are uncertainties as to whether any of the services received and used in our business will be implicated, and if so implicated, whether any such services can be provided to or by us. However, given that both the Draft Data Security Measures in the IT Field and the Draft Security Assessment Measures are published for public comments only, it remains uncertain as to whether and in what form would the final measures will be issued. It cannot be assured that these measures, once issued, would not have a material adverse effect on our business, prospects, financial condition or results of operations.

Pursuant to the Cybersecurity Review Measures, we conducted a self-assessment with respect to the status of our compliance with the Cyber Security Law, the Data Security Law, the Personal Information Protection Law, and the relevant implementing regulations and we implemented various measures to improve the overall compliance level. We are of the view that our existing practices are compliant with applicable requirements imposed under the foregoing laws, rules and regulations, including the regulations or policies that have been issued by the CAC to date, in all material respects. However, regulatory requirements on cybersecurity and data privacy are evolving and can be subject to varying interpretations or significant changes. While NaaS transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to the third-party service provider and despite our efforts to comply with laws and regulations relating to privacy, data protection and information security, there is no guarantee that the current security measures, practices and operations of ours and of the third-party service provider are and will remain compliant with applicable laws. In the event of non-compliance or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, our reputation could be harmed and we may be subject to investigations and penalties by PRC governmental authorities, including fines, suspension of business, and revocation of required licenses, as well as private claims and litigations, any of which could materially and adversely affect our business, prospects, financial condition and operating results and could result in a material impact on the value of our securities.

We rely on the service of our founders and certain members of our executive management team, and the loss of any of them may adversely affect our operations. Further, if we are unable to attract or retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.

Our continued success is and will continue to depend to a significant extent on the efforts and abilities of Mr. Zhen Dai, Ms. Yang Wang and Mr. Alex Wu, serving as our chairman of board of directors, chief executive officer and chief financial officer, respectively, and each of whom is and will continue to be actively engaged in our management and determines our strategic direction. The departure of any of the foregoing key individuals from or their reduced attention to us could have a material adverse effect on our operations, financial condition and operating results. Mr. Dai and Ms. Wang also serve as chairman and president of Newlink, respectively, and may not be able to devote her full efforts to our affairs.

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

Our future growth depends on penetrating new markets, adapting existing products and services to new applications and customer requirements, and introducing new products and services that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services. NaaS’ research and development expenses were RMB17.6 million for the fiscal year ended December 31, 2020 and RMB30.3 million (US$4.7 million) for the fiscal year ended December 31, 2021, respectively, and we are expected to incur greater research and development expenses in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

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

Most members of our management team have limited experience in serving as management of a publicly traded company and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws as well as the continuous scrutiny of securities analysts and investors like us. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business and financial performance.

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

Natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as COVID-19, Ebola virus disease, Middle East respiratory syndrome, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.

Risks Related to Doing Business in China

The PRC government has significant oversight over business operations conducted in China, and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.

The PRC government has significant oversight over business operations conducted in mainland China, Hong Kong and Macau, and the PRC government may intervene and influence our operations at any time, which could result in a material adverse change in our operation and the value of the ADSs. Specifically, the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong and Macau in the future. As of the date of this Shell Company Report, we have no material operations in Hong Kong and we are of the view that there is currently no laws or regulations in Hong Kong that has a material impact on us.

Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers which may significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. For example, on July 6, 2021, the relevant PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC released the Administrative Regulation on Network Data Security for public comments through December 13, 2021, or the Draft Administrative Regulation on Network Data Security, for public comments, which stipulates, among others, that a prior cybersecurity review is required for the overseas listing of data processors who process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the Chinese government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office.

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

The PCAOB had historically been unable to inspect the auditors that issued the audit reports included elsewhere in this Shell Company Report on Form 20-F in relation to their audit work performed for such reports and the inability of the PCAOB to conduct inspections of these auditors in the past has deprived our investors with the benefits of such inspections

The auditors that issued the audit reports included elsewhere in this Shell Company Report on Form 20-F, each as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Each of these auditors is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of these independent registered public accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and each of our current auditor and the auditors that issued the audit reports included elsewhere in this Shell Company Report on Form 20-F was subject to that determination. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

As an example, the People’s Bank of China, or the PBOC, issued the Administrative Measures on Non-Financial Institution Payment Service in June 2010 pursuant to which a non-financial institution offering payment services must obtain a payment business license. The PBOC subsequently issued a notification in November 2017, or the PBOC Notice, relating to the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. As part of NaaS’ business operation prior to the Restructuring, end-users were required to make prepayments through Kuaidian under certain circumstances, including to initiate certain services through Kuaidian. This could potentially have constituted issuance of prepaid cards by NaaS under then prevailing PRC laws and regulations and required a payment business license. In line of market practice, NaaS had previously engaged licensed entities such as third-party payment institutions and commercial bank to provide payment settlement services. However, because there were and remain to be uncertainties with respect to the implementation and interpretation of the applicable laws and as these laws continue to evolve, the PBOC and other governmental authorities may find NaaS’ settlement mechanisms to be in violation of the Administrative Measures on Non-Financial Institution Payment Service, the PBOC Notice or other related regulations. If such determination is made, we may be subject to penalties and our businesses and results of operations could be materially and adversely affected.

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

On February 17, 2023, the CSRC published the Overseas Listing Measures which will take effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures will become effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering.

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

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our or our subsidiaries’ ability to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash.

Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable.

Our holding company structure involves unique risks to investors. If in the future we were to amend our operating structure to use any VIE again for our operations in China or if PRC regulatory authorities were to disallow our holding company structure, additional risks and uncertainties will be involved.

NaaS Technology Inc. is not an operating company but a Cayman Islands holding company and our operations are primarily conducted through our PRC subsidiaries. PRC regulatory authorities could disallow this holding company structure.

We do not have any VIE and we conduct our operations in China through our subsidiaries following the completion of the Restructuring. If in the future we were to amend our operating structure to use any VIE again for our operations in China, the PRC government could disallow this structure or find the contractual arrangement that we may adopt to establish a VIE structure to be non-compliant with PRC regulations relating to the relevant industries and as a result we could be subject to severe penalties.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to a VIE structure and it is uncertain whether any new PRC laws or regulations in this respect will be adopted or if adopted, what they would provide. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.

If our current holding company structure is disallowed by PRC regulatory authorities or if we were to adopt a VIE structure in the future and if we or any VIE that we may establish were to be found in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

•
revoking the business licenses and/or operating licenses of the relevant entities;
•
imposing fines on the relevant entities;
•
confiscating the income of the relevant entities that is deemed to be obtained through illegal operations;
•
discontinuing or placing restrictions or onerous conditions on the operations of the relevant entities;
•
placing restrictions on the right to collect revenues of the relevant entities;
•

shutting down the servers or blocking the app/websites of the relevant entities; or
•

requiring the relevant entity to restructure its ownership structure or operations.

Any of these actions could cause significant disruption to our business operations, severely damage our reputation, and have a material adverse effect on our financial condition and results of operations, which, in turn, would likely result in a material change in our operations and in the value of our securities and could cause the value of our securities to significantly decline or become worthless.

In addition, if we were to adopt a VIE structure for our operations in China in the future, we will have to rely on contractual arrangements with the VIE and its shareholders for the conduct of such operations. These contractual arrangements, however, may not be as effective as direct ownership in the VIE. If we were to have direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. On the other hand, under contractual arrangements, we will have to rely on the performance by the VIE and its shareholders of their contractual obligations in order to exercise control over the VIE. The VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. To the extent there will be any dispute relating to these contracts, we may have to incur substantial costs and expend additional resources to enforce such arrangements through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although PRC government authorities may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

As of the date of this Shell Company Report on Form 20-F, Newlink beneficially owns 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares, which account for an aggregate of 90.6% of the voting power represented by all our issued and outstanding shares. As a result, Newlink will have the power to control all matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and all other major corporate transactions. Mr. Zhen Dai, as the chairman of the board of directors and chief executive officer of Newlink, is expected to be able to exercise, through Newlink, significant influence and vote power over matters submitted to our shareholders for approval. In addition, Newlink may choose to distribute all or any of our ordinary shares to Newlink’s shareholders. By way of example, a distribution of 100% of our ordinary shares owned by Newlink to its shareholders will result in all issued and outstanding Class C ordinary shares being converted into Class A ordinary shares and all issued and outstanding Class B ordinary shares being held by Mr. Zhen Dai or his affiliates, and those Class B ordinary shares are expected to account for approximately 56.6% of the voting power represented by all our issued and outstanding shares, giving Mr. Zhen Dai the direct power to control all matters submitted to our shareholders for approval.

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

Newlink has the right to vote 90.6% of our ordinary shares. As a result, we are considered a “controlled company” as defined under the Nasdaq Stock Market Rules as set forth in Listing Rule 5605(b), because Newlink owns more than 50% of our total voting power. For so long as we remain a controlled company, we will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Sales of the ordinary shares or ADSs, either in the public market or through private placement, or the perception that these sales could occur, could cause the market price of the ADSs to decline. It cannot be predicted what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

We are subject to risks related to the restatement of NaaS’ financial statements for the years ended December 31, 2020 and 2021 and the pro forma information for the year ended December 31, 2021.

We have amended and restated (i) the combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021, together with the notes thereto, and (ii) the pro forma condensed combined statement as of and for the year ended December 31, 2021, together with the notes thereto, each as included in the Shell Company Report on Form 20-F originally filed by the Company on June 16, 2022, to correct the presentation of revenues to be consistent with our recognition and measurement policy for each class of revenues and to reflect certain other adjustments that we found necessary (the “Restatement”).

We may receive additional inquiries from regulatory authorities regarding the Restatement. We and our current and former directors and officers may be subject to future claims, investigations or proceedings arising from the Restatement. Any future inquiries from the SEC or other regulatory authorities, or future claims or proceedings as a result of the Restatement will, regardless of the outcome, likely consume a significant amount of our internal resources and result in additional costs. In addition, we may be the subject of negative publicity focusing on the Restatement and adjustment of NaaS’ financial statements, and we may be adversely impacted by negative reactions from our customers or others with whom we do business, including negative perceptions of or concerns over our internal control. Such adverse publicity and potential reactions from customers and other business partners could harm our business and have an adverse effect on our financial condition.

In connection with the audit of certain financial statements included in this Shell Company Report on 20-F, one material weakness in NaaS’ internal control over financial reporting has been identified. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with the audit of the restated combined financial statements of NaaS as of and for the years ended December 31, 2020 and 2021, one material weakness in NaaS’internal control over financial reporting has been identified. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is that NaaS lacks sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. The material weakness has led to the restatement of combined financial statements of NaaS as of and for the years ended December 31, 2020 and 2021 and if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weaknesses in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm been required to perform an audit of our internal control over financial reporting, additional deficiencies may have been identified. Our failure to correct any material weaknesses or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, it may have identified additional material weaknesses and significant deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations have required additional attention from our management, operational and financial resources and systems. We may be unable to timely complete our evaluation and testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and significant deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on the current and anticipated value of our assets and composition of our income and assets, we do not expect to be a PFIC for 2022 or the foreseeable future.

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

We have adopted an asset-light business model that allows for accelerated expansion and growth. We offer a comprehensive suite of EV charging solutions that mainly serves charging station operators, charger manufacturers, EV OEMs and end-users, and also benefits other stakeholders along the EV charging industry value chain:

•
Online EV Charging Solutions. We provide an integrated set of online solutions to charging station operators. We offer effective mobility connectivity services through Kuaidian, which is operated by a third party service provider, that boosts the visibility of charging stations and charging piles and connects end-users with suitable charging infrastructure. We also provide other online solutions, including SaaS products that digitalize and upgrade key aspects of the operations and the management of charging stations.
•
Offline EV Charging Solutions. We offer a wide range of offline services that simplify the daily operations of charging station operators, ranging from hardware procurement, electricity procurement, station maintenance, to customer support and more. We also provide end-to-end supply chain services to station operators, and have proven to be an effective marketing and distribution channel for our partner charger manufacturers, through which hardware sales are made.
•
Non-Charging Services. We have pioneered the introduction of non-charging services (such as food and beverage services) to station operators to help them generate diversified revenue streams, and create a new charging experience for end-users.

As of June 30, 2022, NaaS’ charging solutions have benefited more than 980 charging station operators and over 44,000 charging stations. We have established and we are maintaining the largest charging network in China in terms of the number of public DCFCs, according to CIC. As of June 30, 2022, NaaS’ connected chargers had penetrated into 309 cities. More than 80% of the chargers accessible on our network are DCFCs. More than 1,276 GWh of charging volume was transacted through NaaS’ network in 2021, including through the Kuaidian platform, full station operation and SaaS products. This represents 18% of all charging volume completed through public chargers in China in 2021, according to CIC. NaaS recorded a DCFC coverage rate of 61.8% over all public DCFCs in China in 2021. The total value of all charging pile sold through NaaS’ network reached US$8 million in 2021.

We primarily operate in China which, according to CIC, is the largest EV sales and public charging market in the world, and also one of the fastest growing. China has been at the forefront of electric mobility. It is making a nation-wide transition towards electrification, and the PRC government has offered extensive support and incentives. China’s charging network has seen a corresponding rate of growth with the rapid adoption of EVs and is expected to continue to expand as the adoption of EV continues in China. The China EV charging market has certain unique characteristics. In particular, demand for public charging infrastructure is very high relative to other markets due to the scarcity of private or residential charging facilities. The lack of home or private charging infrastructure exists for several reasons:

•
Scarcity of private parking spaces. China’s urban population density is high, especially for the relatively more developed regions of the country, which also tend to have higher EV adoption rates. Private parking spaces are limited, and a home garage is a rarity in these cities, making public charging stations the most viable form of charging available. In addition, according to CIC, less than 50% of all EVs in China were paired with private charging facilities at the end of 2021.
•
Constraints in grid capacity and difficulty in changing infrastructure in residential areas. The adoption of private charging is also hobbled by governmental restrictions on electricity usage as well as grid limitations. There are also substantial challenges in upgrading or modifying the existing grid system of an existing residential area for EV charging.
•
Community objections to the installation of private charging facilities. Installation of private charging facilities faces specific challenges in densely populated and residential areas. Communities may express reservations about having private charging infrastructure built in their residential neighborhoods, and the high urban density in China also heightens the safety concerns over the presence of private EV charging and electricity equipment around densely populated residential areas.

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

We are committed to decarbonization and the building of a green and sustainable future. We believe in clean energy and we are facilitating the adoption of EVs through the deployment and operation of EV charging infrastructure, allowing for the reduction of greenhouse gas emissions caused by traditional vehicles. As certified by SGS, an independent Swiss testing agency, NaaS helped reduce carbon emissions by approximately 1,848,000 tons in 2022. We will continue our efforts to reduce the carbon footprint of transportation by offering compelling EV charging solutions.

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

As part of our online EV charging solutions, our mobility connectivity services provide effective integrated solutions to charging station operators and connect end-users with suitable charging infrastructure in their vicinity through Kuaidian which is operated by a third party service provider. Our other operational solutions primarily service station operators and owners, providing guidance and support through every stage of the station lifecycle. As the largest EV charging service provider in China according to CIC, we are backed by significant operational expertise, knowledge of industry best practices, and experience with standardized charging services. The integration of our online and offline service capabilities ensures that we are capable of providing hardware-integrated operation solutions that synthesizes IoT devices into management software to enable turn-key development for charging stations and automating business processes. We enable charging station operators to intelligently deploy EV charging infrastructure at commercial, retail, and public locations as well as multi-unit residential buildings. Our insights enable charging station operators to optimize their charging network density. In addition, we can assist charging station operators in station design and decoration, and also enable hardware, furniture and fixtures, and electricity procurement with discounted prices. Our services also extend to after the opening of the station, and include management and operational support for charging stations, including maintenance and customer support.

Online EV Charging Solutions

We offer a comprehensive set of online EV charging solutions. Our mobility connectivity services provides integrated online EV charging solutions to charging station operators and enable a frictionless and hassle-free charging experience for end-users through Kuaidian. We provide SaaS products to support charging station operators with the management of key aspects of their stations’ daily operations. We empower station operators to increase customer acquisition, streamline operational processes and critical business tasks, allowing them to better control operating costs, create new business opportunities and ultimately enhance their overall efficiency and profitability.

Mobility Connectivity Services

Our mobility connectivity services increase the visibility of charging stations and charging piles and provides channels for charging station operators to gain access to end-users through Kuaidian which is operated by a third party service provider. At the same time, end-users benefit from the vast number of charging stations and charging piles on our network which support multiple EV brands and models, and charging options.

We provide a centralized and single reliable source of charging station information, where numerous charging stations and charging piles are networked and presented at the fingertip of end-users through Kuaidian. This improves user awareness of different stations and provides additional traffic for station operators, while also increasing the utilization rate of their charging facilities. Simultaneously this also enables an easier charging experience for end-users, which in turn also improves EV user satisfaction rates, and potentially increases sales for EV OEMs.

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

As of June 30, 2022, NaaS had over 980 charging station operators on its network covering 440,000 chargers. More than 80% of the chargers accessible on our network are DCFCs.

As more station operators join our charging network, the additional charging stations will attract a growing number of end-users to our services. The access to more end-users then translates into greater potential for us to create more value for station operators, thereby attracting more station operators to our ecosystem. This creates a positive network effect and fosters a virtuous cycle for the betterment of our mobility connectivity services.

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

Charging station operators that are integrated into our ecosystem are connected with the most suitable charger manufacturers for their specific needs, and this in turn provides a valuable sales channel for our charger manufacturer partners. We have a close working relationship with over 980 different charging station operators and 29 charger manufacturers (most of them are leading charger manufacturers in China (in terms of revenue)), enabling us to better serve our station customers as well as our partnering charger manufacturers. Leveraging the EV charging ecosystem that we have built, and utilizing our deep understanding of both the needs of our charging station partners and the capabilities of our charger manufacturer partners, we have been able to efficiently promote the sales of charger manufacturers and address procurement difficulties for charging station operators.

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

We are a pioneer in packaging non-charging retail and ancillary services into charging stations and have retail resources that are ready for deployment. As of June 30, 2022, NaaS had assisted close to 400 charging stations in delivering more than 8 different kinds of retail and ancillary services, including the sale of food and other merchandise through vending machines, car washing services and massage services. We are also exploring the potential of other retail services. We empower charging station operators with the ability to adopt scenario-specific furniture and fixture or infrastructure designs with a variety of amenities and non-charging services, such as vending machines, massage chairs, and car wash tunnels. We are also assisting charging station operators in station design and decoration, furniture and fixture procurement with discounted prices for non-charging businesses. We have amassed substantial experience and expertise in this area and we are continuing to explore different retail possibilities which will help improve the revenue streams of charging station owners.

In addition, passenger EVs are gradually replacing commercial EVs as the dominant EV models serviced by charging stations in China. As a result, end-users are now selecting their destination for charging based on a different and broader set of criteria. By enabling charging stations to provide non-charging services, we are able to label charging stations on our network based on the amenities and ancillary services they offer. We work with our business partners to realize the full potential of this information by efficiently matching end-users through Kuaidian with the right charging stations that offer the right non-charging services, thereby enhancing the end-user experience and increasing traffic for station operators.

Full Station Operation

In addition to providing charging station operators with online and offline EV charging solutions as well as non-charging services, NaaS was also independently and fully operating 73 stations for 11 station owners as of June 30, 2022. Specifically, because of the comprehensiveness of our EV charging solutions, we have been uniquely able to take full control of the day-to-day operations of charging stations and to provide fully outsourced station operations and management to the station owners. Under this model, we obtain the operational rights to the charging station and takes the full responsibility for running the entire operation of the station. We retain all of the revenue, which is accounted for as revenue generated by offline EV charging solutions, after paying a fixed amount of pre-agreed fees to the station owner. This model allows us to capture more revenues derived from our EV charging solutions and fully realize all the potential paths for monetization.

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

On October 26, 2022, MOFCOM and the NDRC released the Encouraged Industries Catalogue (2022 Version), which became effective on January 1, 2023, to replace the then existing Encouraged Industries Catalog. On December 27, 2021, MOFCOM and the NDRC released Negative List (2021 Version), which became effective on January 1, 2022, to replace the then existing Negative List. The Negative List (2021 Version) sets forth the industries in which foreign investments are restricted or prohibited. Industries that are not listed in the Negative List (2021 Version) are generally permitted to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

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

As part of NaaS’ business operation prior to the Restructuring, end-users were required to make prepayments through Kuaidian under certain circumstances, including to initiate certain services through Kuaidian. This could potentially have constituted issuance of prepaid cards by NaaS under then prevailing PRC laws and regulations and required a payment business license. In line of market practice, NaaS had previously engaged licensed entities such as third-party payment institutions and commercial bank to provide payment settlement services. However, because there were and remain to be uncertainties with respect to the implementation and interpretation of the applicable laws and as the these laws continue to evolve, the PBOC and other governmental authorities may find NaaS’ settlement mechanisms to be in violation of the Administrative Measures on Non-Financial Institution Payment Service, the PBOC Notice or other related regulations.
Regulations Related to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations discussed above, mobile internet applications (“Apps”) are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services (the “App Provisions”), which was promulgated by the Cyberspace Administration of China (“CAC”) on June 28, 2016 and amended on 2022 (with such amendment coming into effect on August 1, 2022). The App Provisions sets forth the relevant requirements applicable to App information service providers and App Store service providers. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local App information respectively.

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

Historically, Kuaidian Power Beijing operated Kuaidian. As part of the Restructuring, the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third-party service provider as of the date of this Shell Company Report on Form 20-F. NaaS entered into a business cooperation agreement with the third-party service provider pursuant to which NaaS will receive certain services from such operator in relation to the delivery of EV charging solutions.

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

Regulations Related to Securities Offering and Listing Overseas

On February 17, 2023, the CSRC published the Overseas Listing Measures which will take effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures will become effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with (i) the consolidated financial statements of RISE Education Cayman Ltd, as of and for the years ended December 31, 2019, 2020, and 2021, together with the notes thereto, (ii) the restated combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021, together with the notes thereto, as well as (iii) the restated pro forma condensed combined statement as of and for the year ended December 31, 2021, each of which appear elsewhere in this Shell Company Report on Form 20-F.

NaaS’ EV charging service business was previously carried out by Newlink and its consolidated entities, and consequently, the restated combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 included in this Shell Company Report on Form 20-F are presented using the carrying value of such business for all periods presented.

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

Restatement of Combined Financial Statements and Pro Forma Condensed Combined Statement

The Company has amended and restated (i) the combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021, together with the notes thereto, and (ii) the pro forma condensed combined statement as of and for the year ended December 31, 2021, together with the notes thereto, each as included in the Shell Company Report on Form 20-F originally filed by the Company on June 16, 2022 (such financial statements as originally filed, the “Prior Financial Statements”). The Prior Financial Statements are restated to correct the presentation of revenues to be consistent with our recognition and measurement policy for each class of revenues and to reflect other adjustments that we found necessary or appropriate, including mainly the following:

•
revising the presentation of gross revenues, incentive to end-users and net revenues.
•
revising the measurement policy for revenue from membership program and full station operation.
•
revising to disclose all required information in accordance with IAS 1.79.
•
revising to disclose all required contract balances information in accordance with paragraphs 116 through 118 of IFRS 15.
•
reclassifying platform service fee, bandwidth expenses and server custody costs from research and development expenses to cost of revenues.
•
reclassifying balance sheet line items, such as reclassifying balances related to sales of charging piles from prepayments, other receivables and other assets to trade receivables, and balances related to payables to charging station from other payables and accruals to trade and bills payables, etc.
•
revising to recognize the share-based compensation related to the share awards granted by Newlink (as defined below) to certain of our employees, according to the evaluation of transfer pricing policies of our transfer pricing advisor, which was completed in January 2023. The Company also updated the disclosure of related party transaction accordingly.
•
updating IFRIC 23 provisions on corporate income tax, according to the best estimation as of respective balance sheet dates.
•
updating certain VAT-related balances and revising the method of estimating the recoverability of uncollected input VAT receipts (which is recorded in other receivables) and adjusting previously recognized provision accordingly.
•
updating discount rate to calculate interest expense on lease liabilities, based on the actual finance cost as of respective balance sheet dates.
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

Impact of COVID-19 on NaaS’ Operations and Financial Performance

Our business has been affected by the COVID-19 outbreak. For example, due to slowed economic activities, end-users have become more price-sensitive and we may be required to provide more incentives and expend more resources on marketing activities to help generate more charging transactions for our charging station customers. Further, there is no assurance that lockdowns and other restrictive measures will not be implemented in China in the future. These measures reduced and, if adopted again, will continue to reduce the demand for transportation in general and as a consequence also lower the demand for EV charging services. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be negatively impacted.

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

The effect of the COVID-19 pandemic on our business, prospects and results of operations will depend on the direction and duration of current global trends and their sustained impact. Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced level of transportation activities or lowered spending by businesses, could have a material adverse effect on the demand for our products and services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our operations have been and may continue to be negatively affected by COVID-19 pandemic.”

Key Components of Results of Operations

Net Revenues

NaaS’ revenues are generated across various revenue streams. The following table sets forth the components of NaaS’ net revenues, both in absolute amount and as a percentage of NaaS’ total net revenues, for the periods presented:

	For the year ended December 31,
	2020		2021
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)
	RMB’000%		RMB’000	US$’000%
Net Revenues from Online EV Charging Solutions	5,455	88.5	17,985	2,822	53.8
Net Revenues from Offline EV Charging Solutions	565	9.2	15,102	2,371	45.2
Net Revenues from Non-Charging Solutions and Other Services	143	2.3	366	57	1.1
Net Revenues	6,163	100	33,453	5,250	100

Online EV Charging Solutions. Net revenues from online EV charging solutions constitute the majority of NaaS’ total net revenues, accounting for 88.5% and 53.8% of NaaS’ total net revenues in 2020 and 2021, respectively. NaaS primarily generates revenues from online EV charging solutions by charging commission fees and membership loyalty program for its mobility connectivity services. NaaS offers incentives through platform (in the form of discounts and promotions) to encourage use of the platform. The incentives granted to end-users include base incentives and excess incentives, with base incentives being the amount of incentives paid to end-users up to the amount of commission fees earned by NaaS from operators on a transaction basis, and excess incentives being the amount of payments made to end-users that exceed the amount of commission fees earned by NaaS from operators on a transaction basis. The base incentives are recorded as reduction to revenue.

Offline EV Charging Solution. NaaS also generates revenues from the sale of offline EV charging solutions to charging station operators and by charging commission fees for services provided for hardware and electricity procurement. Revenue accrued under the full station operation model is also accounted for as revenue from offline EV charging solution.

Non-Charging Solutions and Other Services. Revenues from non-charging solutions and other services consist of fees received from the sale of non-charging solutions and other services such as food and beverage services and from online advertising services.

NaaS expects revenues from online EV charging solutions to grow due to the expansion of its charging network and the increase in its market share. NaaS expects revenues from offline EV charging solutions and non-charging solutions and other services to increase as a result of the recent introduction and planned expansion of its full station operation and hardware procurement businesses.

Cost of Revenues

The following table sets forth the principal components of NaaS’ cost of revenues by absolute amount and as a percentage of NaaS’ net revenues for the years presented.

	For the year ended December 31,
	2020		2021
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)
	RMB’000%		RMB’000	US$’000%
Cost of revenues:
Cost of Online EV Charging Solutions	6,376	103.5	15,264	2,395	45.6
Cost of Offline EV Charging Solutions	—	—	13,896	2,181	41.5
Cost of Non-Charging Solutions	171	2.8	427	67	1.3
Total cost of revenues	6,547	106.3	29,587	4,643	88.4

Cost of Online EV Charging Solutions. Cost of online EV charging solutions primarily consists of payment processing costs and cloud server costs and employee benefit expenses.

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

Operating Expenses

The following table sets forth the components of NaaS’ operating expenses, both in absolute amount and as a percentage of NaaS’ net revenues, for the periods presented.

	For the year ended December 31,
	2020		2021
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)
	RMB’000%		RMB’000	US$’000%
Operating expenses:
Selling and marketing expenses	46,458	753.8	193,340	30,339	577.9
Administrative expenses	11,956	194.0	34,458	5,407	103.0
Research and development expenses	17,644	286.3	30,253	4,747	90.4
Total operating expenses	76,058	1,234.1	258,051	40,493	771.3

Selling and marketing expenses. NaaS’ selling and marketing expenses primarily consist of online operation expenses, costs of related personnel, advertising expenses, and offline market promotion expenses. Online operation expenses represent incentives through platform (in the form of discounts and promotions) granted to end-users. The incentives granted to end-users include base incentives and excess incentives, with base incentives being the amount of incentives paid to end-users up to the amount of commission fees earned by NaaS from operators on a transaction basis, and excess incentives being the amount of payments made to end-users that exceed the amount of commission fees earned by NaaS from operators on a transaction basis. The excess incentives are included in selling and marketing expenses. NaaS expects its selling and marketing expenses to stabilize and be optimized in the foreseeable future as NaaS continues to scale and improve the efficiency of its selling and marketing efforts.

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

Research and development expenses. NaaS’ research and development expenses primarily consist of salaries and benefits for its technology and product development personnel. NaaS expects its research and development expenses to increase in the foreseeable future as NaaS expands its technology and research and development team and continues to invest in its technology infrastructure.

Results of Operations

The following table sets forth a summary of NaaS’ restated combined statements of loss and other comprehensive loss for the years indicated, both in absolute amounts and as percentages of NaaS’ net revenues. This information should be read together with NaaS’ restated combined financial statements and related notes included elsewhere in this Shell Report on Form 20-F. The results of operations in any period are not necessarily indicative of NaaS’ future trends.

	For the year ended December 31,
	2020		2021
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)
	RMB’000%		RMB’000	US$’000%
Net Revenues from Online EV Charging Solutions	5,455	88.5	17,985	2,822	53.8
Net Revenues from Offline EV Charging Solutions	565	9.2	15,102	2,371	45.1
Net Revenues from Non-Charging Solutions and Other Services	143	2.3	366	57	1.1
Net Revenues	6,163	100.0	33,453	5,250	100.0
Other gains, net	319	5.2	138	22	0.4
Operating costs
Cost of revenues	(6,547)	(106.2)	(29,587)	(4,643)	(88.4)
Selling and marketing expenses	(46,458)	(753.8)	(193,340)	(30,339)	(577.9)
Administrative expenses	(11,956)	(194.0)	(34,458)	(5,407)	(103.0)
Research and development expenses	(17,644)	(286.3)	(30,253)	(4,747)	(90.4)
Total operating costs	(82,605)	(1,340.3)	(287,638)	(45,136)	(859.8)
Operating loss	(76,123)	(1,235.2)	(254,047)	(39,866)	(759.4)
Finance costs	(300)	(4.9)	(1,097)	(172)	(3.3)
Net loss before income tax	(76,423)	(1,240.0)	(255,144)	(40,038)	(762.7)
Income tax expenses	(1,474)	(23.9)	(5,318)	(835)	(15.9)
Net loss for the year	(77,897)	(1,263.9)	(260,462)	(40,873)	(778.6)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Net revenues increased significantly from RMB6.2 million in 2020 to RMB33.5 million (US$5.3 million) in 2021.

Online EV Charging Solutions. Online EV charging revenues increased significantly from RMB5.5 million in 2020 to RMB18.0 million (US$2.8 million) in 2021. The increase was primarily attributable to an overall increase of charging volume completed through NaaS’ network which was in turn driven by the expansion of NaaS’ charging network. There were 800 operators on NaaS’ network as of the end of 2021, compared with 217 operators as of the end of 2020. NaaS offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of its network. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees earned by NaaS from operators on a transaction basis, were recorded as reduction to revenue and amounted to RMB139.6 million and RMB29.5 million for the year ended December 31, 2021 and 2020, respectively.

Offline EV Charging Solutions. Offline EV charging revenues increased significantly from RMB0.6 million in 2020 to RMB15.1 million (US$2.4 million) in 2021. The increase was primarily driven by the introduction of hardware procurement business in late 2020, and full station operation business in 2021. Operating revenues generated from full station operation and commission revenues generated from hardware procurement reached RMB11.6 million (US$1.8 million) and RMB3.0 million (US$0.5 million) in 2021, respectively.

Non-Charging Solutions and Other Services. Revenues derived from the sale of non-charging solutions and other services increased from RMB0.1 million in 2020 to RMB0.4 million (US$0.1 million) in 2021, primarily due to the growth of non-charging services and online advertisement business.

Cost of revenues

Cost of Online EV Charging Solutions. Cost of online EV charging solutions increased by 139.4% from RMB6.4 million in 2020 to RMB15.3 million (US$2.4 million) in 2021, primarily due to the increase in payment processing costs and cloud server costs accompanying the increase in platform transactions.

Cost of Offline EV Charging Solutions. Cost of offline EV charging solutions increased from nil in 2020 to RMB13.9 million (US$2.2 million) in 2021, primarily due to the introduction of full station operation business in 2021, and the resultant increase in both electricity costs and amortization of right-of-use assets.

Cost of Non-Charging Solutions. Cost of non-charging solutions increased significantly from RMB0.2 million in 2020 to RMB0.4 million (US$0.1 million) in 2021. The increase was primarily attributable to the increase of costs related to non-charging services such as renovation cost for charging station lounges.

Operating expenses

Operating expenses increased significantly from RMB76.1 million in 2020 to RMB258.1 million (US$40.5 million) in 2021.

Selling and marketing expenses. Selling and marketing expenses increased by 316.1% from RMB46.5 million in 2020 to RMB193.3 million (US$30.3 million) in 2021, primarily due to the increase in platform order volumes by 226%. NaaS offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of its network. The excess incentives, being the amount of payments made to end-users that exceed the amount of commission fees earned by NaaS from operators on a transaction basis, were included in selling and marketing expenses and amounted to RMB105.9 million and RMB23.3 million for the year ended December 31, 2021 and 2020, respectively.

Administrative expenses. Administrative expenses increased by 189.0% from RMB12.0 million in 2020 to RMB34.5 million (US$5.4 million) in 2021, primarily as a result of (i) the professional service fee incurred in connection with the Mergers totaling RMB8.8 million (US$1.4 million), and (ii) an increase of RMB10.4 million (US$1.6 million) in labor cost and an increase of RMB0.8 million (US$0.1 million) of and rental expenses as a result of the increase in the number of related personnel and in facility and office space rentals as NaaS continued to scale its business.

Research and development expenses. Research and development expenses increased by 71.5% from RMB17.6 million in 2020 to RMB30.3 million (US$4.7 million) in 2021, primarily due to the increase in salaries and benefits for NaaS’ technology and product development personnel by RMB11.9 million (US$1.9 million).

Finance costs

Finance costs was RMB1.1 million (US$0.2 million) in 2021 as compared with finance income of RMB0.3 million in 2020. The significant change was primarily attributable to the increase in interest on leasing liability of office building and charging stations.

Income tax expenses

NaaS’ income tax expenses increased from RMB1.5 million in 2020 to RMB5.3 million (US$0.8 million) in 2021, which was mainly consist with IFRIC 23 provisions on corporate income tax.

Net loss for the year

As a result of the foregoing, NaaS recorded loss for the year of RMB260.5 million (US$40.9 million) in 2021, compared to loss of RMB77.9 million in 2020.

Off Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our restated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

B.
Liquidity and Capital Resources

RISE

The following table sets forth a summary of RISE’s cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
		(in thousands)
Net cash (used in) continuing operating activities	(20,158)	(18,615)	(29,945)	(4,698)
Net cash (used in) discontinued operating activities	(19,696)	(187,127)	(509,825)	(80,003)
Net cash (used in) operating activities	(39,854)	(205,742)	(539,770)	(84,701)
Net cash generated from continuing investing activities	—	—	15,932	2,500
Net cash (used in) discontinued investing activities	(114,716)	(111,782)	(53,535)	(8,401)
Net cash (used in) investing activities	(114,716)	(111,782)	(37,603)	(5,901)
Net cash (used in) continuing financing activities	(140,732)	(60,674)	(15,841)	(2,486)
Net cash (used in) discontinued financing activities	—	—	(23,308)	(3,658)
Net cash (used in) financing activities	(140,732)	(60,674)	(39,149)	(6,144)
Effect of foreign exchange rate changes	1,342	(5,443)	(6,635)	(1,041)
Net (decrease) in cash, cash equivalents and restricted cash	(293,960)	(383,641)	(623,157)	(97,787)
Cash, cash equivalents and restricted cash at beginning of the year	1,316,785	1,022,825	639,184	100,302
Cash, cash equivalents and restricted cash at the end of the year	1,022,825	639,184	16,027	2,515
Less: Cash, cash equivalents and restricted cash of discontinued operations at the end of the year	998,674	628,806	—	—
Cash, cash equivalents and restricted cash of continuing operations at the end of the year	24,151	10,378	16,027	2,515

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

NaaS

Cash Flows and Working Capital

The following table sets forth a summary of NaaS’ cash flows for the periods presented:

	For the year ended December 31,
	2020	2021
	(as restated)	(as restated)	(as restated)
	RMB’000	RMB’000	US$’000
Summary Combined Cash Flow Data:
Net cash used in operating activities	(56,940)	(219,114)	(34,383)
Net cash used in investing activities	—	(5,606)	(880)
Net cash generated from financing activities	58,481	229,544	36,020
Net increase in cash, cash equivalents, and restricted cash	1,541	4,824	757
Cash, cash equivalents, and restricted cash at beginning of the year	2,124	3,665	575
Cash, cash equivalents, and restricted cash at the end of the year	3,665	8,489	1,332

To date, NaaS has financed its operating and investing activities mainly through cash generated from historical equity financing activities. As of December 31, 2021, NaaS had RMB8.5 million (US$1.3 million) in cash and cash equivalents, of which 100% were held in RMB. NaaS has also completed its series A financing in January 2022, receiving a total cash consideration of US$87.3 million. NaaS believes its cash on hand will be sufficient to meet its current and anticipated needs for general corporate purposes for at least the next 12 months.

Operating activities

Net cash used in operating activities was RMB219.1 million (US$34.4 million) in 2021, which was primarily attributable to a net loss before tax of RMB255.1 million (US$40.0 million), adjusted for certain non-cash items consisting primarily of (i) the depreciation of right-of-use assets of RMB6.5 million (US$1.0 million), (ii) credit loss allowances on financial asset of RMB3.2 million (US$0.5 million), and (iii) non-cash employee benefit expense of share based payment scheme of RMB10.7 million (US$1.7 million). The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in other receivables, prepayments and other assets of RMB59.2 million (US$9.3 million), mainly due to the increase of balance of value-added-tax input receipts to be collected from charging station operators and prepayments to charging stations etc., (ii) an increase in trade receivables of RMB33.6 million (US$5.3 million), mainly due to the increase in receivables for sales of charging piles, offset by an increase in trade and other payables of RMB101.1 million (US$15.9 million).

Net cash used in operating activities was RMB56.9 million in 2020, which was primarily attributable to a net loss before income tax of RMB76.4 million, adjusted for certain non-cash items consisting primarily of the depreciation of right-of-use assets of RMB3.5 million. The adjustment for changes in operating assets and liabilities primarily reflected an increase in trade and other payables of

RMB34.5 million due to the increase in tax payable and user accounts prepayment etc., partially offset by an increase in prepayments, other receivables and other assets of RMB14.4 million.

To supplement the discussion of operating cashflows above which is based on an indirect method, net cash used in operating activities was RMB219.1 million (US$34.4 million) for the year ended December 31, 2021, representing an increase of RMB162.2 million (US$25.5 million) from RMB56.9 million for the year ended December 31, 2020. The increase was mainly attributable to (i) an increase of cash used for the provision of online EV charging solutions, resulted from an overall increase of charging volume completed through NaaS’ network, (ii) an increase in net cash used in the hardware procurement business, which began in late 2020, and (iii) an increase in payment for personnel-related expenses, including salary and benefit, as driven by the expansion of NaaS’ business.

Investing activities

Net cash used in investing activities was RMB5.6 million (US$0.9 million) in 2021, consisting of RMB5.0 million (US$0.8 million) from purchase of financial asset at fair value through profit or loss, and RMB0.6 million (US$0.1 million) from purchase of property, plant and equipment. Net cash used in investing activities was nil in 2020.

Financing activities

Net cash generated from financing activities in 2021 was RMB229.5 million (US$36.0 million), consisting primarily of RMB231.6 million (US$36.3 million) of contribution from a shareholder, partially offset by RMB1.9 million (US$0.3 million) of payments of lease liabilities and RMB0.2 million (US$30 thousand) of interests paid.

Net cash generated from financing activities in 2020 was RMB58.5 million, consisting primarily of RMB58.5 million of contribution from a shareholder.

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

The following table sets forth NaaS’ contractual obligations as of December 31, 2021.

		Payment Due by Period
	Total	Less Than 1 year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
		(RMB in thousands)
Operating lease commitments	21,703	8,294	6,205	7,204	—	—

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

In the years ended December 31, 2020 and 2021, NaaS’ research and development expenses were RMB17.6 million and RMB30.3 million (US$4.7 million). We intend to invest considerable time and expense in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services with continued research and development activities.

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

D.
Trend Information

Other than as disclosed elsewhere in this Shell Company Report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events since 2021 that are reasonably likely to have a material adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue recognition

For online charging service solutions, we offer effective mobility connectivity services through Kuaidian to connect charging station operators and end-users and to facilitate the completion of successful EV charging during 2020 and 2021. The performance obligations for us is to present the charging stations and charging piles on the platform, and provide such information for end-users who visit Kuaidian. End-users can select charging stations and charging piles on their own. Upon the completion of an EV charging order, we recognize the service income charged to operators and end-users. We provide services to both charging station operators and end-users pursuant to the relevant agreements, and we perform our obligations vis-a-vis both parties during each transaction. Both charging station operators and end-users are regarded as the customers of our platform services.

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

Item 7. Major Shareholders and Related Party Transactions

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

Demand Registration Rights. Holders holding at least 20% of the Registrable Securities then outstanding have the right to request that we register all or any portion of their Registrable Securities under the Securities Act. Such holders will be entitled to request an unlimited number of demand registrations for which we will pay all registration expenses, whether or not any such registration is consummated. We have the right to defer filing of a registration statement for a period of not more than 45 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to register any of our equity securities under the Securities Act (except for certain excluded registrations) and the registration form to be used may be used for the registration of Registrable Securities, we include in such piggyback registration all Registrable Securities with respect to which we has received written requests for inclusion therein. If the managing underwriters of any underwritten offering advise us in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, then we will include in such registration, (i) in the event of primary registration, first the securities we propose to sell, second to Registrable Securities requested to be included in such registration pro rata among the requesting holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder, and third other securities requested to be included in such registration, or (ii) in the event of secondary registration, first, securities requested to be included therein by the holders initially requesting such registration, second, Registrable Securities requested to be included in such registration pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder, and (iii) third, other securities requested to be included in such registration, in each case to extent that in the opinion of the underwriters, such securities can be sold without any such adverse effect.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts, commissions and transfer taxes (if any) attributable to the sale of Registrable Securities, incurred in connection with any demand registration, piggyback registration, shelf offering or underwritten block trade, except in the case of a piggyback registration in which we are selling on our own account.

Termination of Obligations. The rights of any particular holder to require us to register securities pursuant to a Demand Registration shall terminate with respect to such holder when such holder no longer holds any Registrable Securities.

NaaS

Immediately prior to and after the Reorganization, NaaS’ EV charging service business in China was primarily carried out by Newlink and its consolidated entities. Newlink and its consolidated entities offered financial support for such business. Pursuant to the Reorganization, NaaS is regarded as continuing operator of such business. The financial support in historical periods due to Newlink and its consolidated entities was waived as contribution from shareholder. Besides, Newlink charged NaaS for services performed by the middle and back office of Newlink after the completion of the Restructuring.

NaaS entered into transactions with its directors and executive officers with respect to certain short-term employee benefits. For the years ended December 31, 2020 and 2021, such short-term employee benefits amounted to RMB1.1 million and RMB2.7 million (US$0.4 million), respectively.

Newlink granted options to certain of its employees associated with the EV charging service business prior to the Restructuring, which employees were subsequently transferred to NaaS as part of the Restructuring. NaaS recorded an allocation of share-based compensation in 2021 of approximately RMB10.7 million (US$1.7 million) as result of such options granted.

From January to June 2022, Newlink paid the following amounts on behalf of NaaS (i) RMB17.0 million (US$2.7 million) as payroll and non-pay roll labor expenses; (ii) RMB2.1 million (US$0.3 million) as rental fees; and (iii) RMB12.4 million (US$1.9 million) as other expenses. NaaS paid to Newlink totaling RMB20.1 million (US$3.2 million) from January to June 2022. As of June 30, 2022, a total amount of RMB11.4 million (US$1.7 million) was due from NaaS to Newlink. In addition, expenses of shared service departments, such as the administrative department, before the completion of the Restructuring were borne by Newlink and were not charged to NaaS.

Item 8. Financial Information

A.
Consolidated Statements and Other Financial Information

The financial statements of RISE Education Cayman Ltd as of and for the years ended December 31, 2019, 2020, and 2021 included with this Shell Company Report on Form 20-F have been prepared in accordance with U.S. GAAP. The restated financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 included with this Shell Company Report on Form 20-F have been prepared in accordance with IFRS.

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

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary of our ADSs in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement, including the fees and expenses payable thereunder. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

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

B.
Significant Changes

Except as disclosed elsewhere in this Shell Company Report on Form 20-F and in other documents filed by us subsequent to the Closing, we have not experienced any significant changes since December 31, 2021.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this Shell Company Report on Form 20-F.

Item 18. Financial Statements

The (i) audited consolidated financial statements of RISE Education Cayman Ltd, as of and for the years ended December 31, 2019, 2020, and 2021, (ii) the restated audited combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021, and (iii) the restated pro forma condensed combined statement as of and for the year ended December 31, 2021, each as required under Item 18 is attached hereto starting on page F-1, page F-46, and page P-1, respectively, of this Shell Company Report on Form 20-F. The audited consolidated financial statements of RISE Education Cayman Ltd as of and for the years ended December 31, 2019, 2020, and 2021 have been prepared in accordance with U.S. GAAP. The restated audited combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 have been prepared in accordance with IFRS.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares

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

4.5	Amendment to the Support Agreement dated June 10, 2022, by and among the Registrant, Dada Auto Inc. and Bain Capital Rise Education IV Cayman Limited

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

4.8	Registration Rights Agreement, dated June 10, 2022, by and between the Registrant and Bain Capital RISE Education IV Cayman Limited

4.9	2022 Share Incentive Plan

4.10	Form of Indemnification Agreement

4.11	Form of Employment Agreement

4.12†	English Translation of Investment Agreement, dated December 31, 2021, by and between Dada Auto Inc. and Newlinks Technology Limited

4.13*†

English Translation of Assets Transfer Agreement on Kuaidian Platforms, dated February 1, 2022, by and between Kuaidian Power (Beijing) New Energy Technology Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd. and the supplemental agreement thereto dated March 13, 2022

4.14†

Series A Share Purchase Agreement, dated January 14, 2022, by and among the Registrant, Dada Auto Inc., Fleetin HK Limited, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., certain major PRC subsidiaries thereto, Kuaidian Power (Beijing) New Energy Technology Co., Ltd., Newlinks Technology Limited, DAI Zhen and certain investors thereto

4.15†

Series A Share Purchase Agreement, dated January 26, 2022, by and among the Registrant, Dada Auto Inc., Fleetin HK Limited, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., certain major PRC subsidiaries thereto, Kuaidian Power (Beijing) New Energy Technology Co., Ltd., Newlinks Technology Limited, DAI Zhen and BCPE Nutcracker Cayman, L.P.

4.16†

Amended and Restated Shareholder’s Agreement, dated March 18, 2022, by and among the Registrant, Dada Auto Inc., Fleetin HK Limited, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., Kuaidian Power (Beijing) New Energy Technology Co., Ltd., certain major PRC subsidiaries thereto, Newlinks Technology Limited, DAI Zhen and certain investors thereto

4.17†	English Translation of Business Cooperation Agreement, dated March 31, 2022, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd.

4.18*†	English Translation of Data Service Agreement, dated February 15, 2023, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd.

4.19*†

English Translation of Charging Business Cooperation Agreement, dated February 15, 2023, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd.

8.1*	List of Principal Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP

15.2*	Consent of Centurion ZD CPA & Co., Independent Registered Public Accounting Firm

15.3	Consent of Harney Westwood & Riegels

15.4*	Consent of Jingtian & Gongcheng

15.5*	Consent of King & Wood Mallesons

Exhibit Number	Description of Document
16.1

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

* Filed herewith.

† Portions of this exhibit have been omitted or redacted.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

NaaS Technology Inc.

By:	/s/ Alex WU
Name: Alex WU
Title: Chief Financial Officer
Date: March 27, 2023

RISE EDUCATION CAYMAN LTD

DADA AUTO

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

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative	(15,275)	(17,606)	(30,003)	(4,708)
Total operating expenses	(15,275)	(17,606)	(30,003)	(4,708)
Operating loss	(15,275)	(17,606)	(30,003)	(4,708)
Interest income	80	13	2	—
Gain on troubled debt restructuring	—	—	279,097	43,796
Net income/(loss)from continuing operations before income tax expense	(15,195)	(17,593)	249,096	39,088
Net income/(loss) from continuing operations	(15,195)	(17,593)	249,096	39,088
Net income/(loss) from discontinued operations, net of tax	159,755	(123,851)	(507,280)	(79,603)
Net income/(loss)	144,560	(141,444)	(258,184)	(40,515)
Net income /(loss) from continuing operations attributable to non- controlling interests	—	—	—	—
Loss from discontinued operations attributable to non-controlling interests	(3,540)	(9,011)	(9,697)	(1,522)
Less: Net loss attributable to non-controlling interests	(3,540)	(9,011)	(9,697)	(1,522)
Net income/(loss) attributable to RISE Education Cayman Ltd	148,100	(132,433)	(248,487)	(38,993)
Net income/(loss) from continuing operations attributable to RISE Education Cayman Ltd	(15,195)	(17,593)	249,096	39,088
Net income/(loss) from discontinued operations attributable to RISE Education Cayman Ltd, net of tax	163,295	(114,840)	(497,583)	(78,081)
Net income/(loss) attributable to RISE Education Cayman Ltd	148,100	(132,433)	(248,487)	(38,993)
Net income/(loss) per share - Basic:
Continuing operations	(0.13)	(0.15)	2.21	0.35
Discontinued operations	1.44	(1.02)	(4.41)	(0.69)
Total net income/(loss) per share - Basic	1.31	(1.17)	(2.20)	(0.34)
Net income/(loss) per share - Diluted:
Continuing operations	(0.13)	(0.15)	2.21	0.35
Discontinued operations	1.42	(1.02)	(4.41)	(0.69)
Total net income/(loss) per share - Diluted	1.29	(1.17)	(2.20)	(0.34)
Net income/(loss) per ADS*- Basic:
Continuing operations	(0.26)	(0.31)	4.42	0.70
Discontinued operations	2.88	(2.04)	(8.82)	(1.38)
Total net income/(loss) per ADS - Basic	2.62	(2.35)	(4.40)	(0.68)
Net income/(loss) per ADS* - Diluted:
Continuing operations	(0.25)	(0.31)	4.42	0.70
Discontinued operations	2.84	(2.04)	(8.82)	(1.38)
Total net income/(loss) per ADS - Diluted	2.59	(2.35)	(4.40)	(0.68)
Shares used in net income/(loss) per share computation
Basic	113,187,721	112,813,031	112,868,532	112,868,532
Diluted	114,464,108	112,813,031	112,868,532	112,868,532

*1 ADS represents 2 ordinary shares

The accompanying notes are an integral part of the consolidated financial statements.

RISE EDUCATION CAYMAN LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except share and ADS data and per share and per ADS data)

	For the year ended December 31,
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

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss) from continuing operations	(15,195)	(17,593)	249,096	39,088
Gain on troubled debt restructuring	—	—	(279,097)	(43,796)
Changes in operating assets and liabilities:
Prepayments and other current assets	(5,946)	1,437	(9,942)	(1,560)
Accrued expenses and other current liabilities	983	(2,459)	7,160	1,125
Other non-current liabilities	—	—	2,838	445
Net cash (used in) continuing operating activities	(20,158)	(18,615)	(29,945)	(4,698)
Net cash (used in) discontinued operating activities	(19,696)	(187,127)	(509,825)	(80,003)
Net cash (used in) operating activities	(39,854)	(205,742)	(539,770)	(84,701)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries	—	—	15,932	2,500
Net cash generated from continuing investing activities	—	—	15,932	2,500
Net cash (used in) discontinued investing activities	(114,716)	(111,782)	(53,535)	(8,401)
Net cash (used in) investing activities	(114,716)	(111,782)	(37,603)	(5,901)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of ordinary shares	(48,047)	—	—	—
Principal repayments on loans	(97,332)	(62,599)	(124,987)	(19,613)
Proceeds from exercise of share options	4,647	1,925	812	127
Convertible loan from related party	—	—	108,334	17,000
Net cash generated used in continuing financing activities	(140,732)	(60,674)	(15,841)	(2,486)
Net cash (used in) discontinued financing activities	—	—	(23,308)	(3,658)
Net cash (used in) financing activities	(140,732)	(60,674)	(39,149)	(6,144)
Effects of exchange rate changes	1,342	(5,443)	(6,635)	(1,041)
Net decrease in cash, cash equivalents and restricted cash	(293,960)	(383,641)	(623,157)	(97,787)
Cash, cash equivalents and restricted cash at beginning of the year	1,316,785	1,022,825	639,184	100,302
Cash, cash equivalents and restricted cash at the end of the year	1,022,825	639,184	16,027	2,515
Less: Cash, cash equivalents and restricted cash of discontinued operations at the end of the year	998,674	628,806	—	—
Cash, cash equivalents and restricted cash of continuing operations at the end of the year	24,151	10,378	16,027	2,515
Supplemental disclosures of cash flow information of continuing operations:
Cash and cash equivalents	14,043	5,134	16,027	2,515
Restricted cash	10,108	5,244	—	—

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

Income/(loss) per share

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

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, “Income Tax (Topic 740): Simplifying the Accounting for Income Taxes”. This guidance removes certain exceptions to the general principles of ASC 740 and simplifies several other areas. For public business entities, the guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15,2020. The Group adopted this ASU in the first quarter of 2021 and has identified no material effect on its financial statements or disclosures.

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

3.
DISCONTINUED OPERATIONS (Continued)

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

3.
DISCONTINUED OPERATIONS (Continued)

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

3.
DISCONTINUED OPERATIONS (Continued)

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

Investee

New York City Kids Club.(“NYC”)

Significant influence exercised by management of the Company

Wuhan Xinsili Culture Development Co., Ltd.

b)
During the years ended December 31, 2019, 2020 and 2021, the Group had the following related party transactions:

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Bain Capital Education IV	(i)	—	—	108,334	17,000
Bain Capital Education IV		—	—	15,932	2,500
Wuhan Xinsili Culture Development Co., Ltd.	(ii)	—	—	—	—

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
	For the year ended December 31,
	2019	2020	2021
Risk-free interest rate	2.41%-3.34%	N/A	N/A
Expected volatility range	53.70%-55.20%	N/A	N/A
Suboptimal exercise factor	2.80	N/A	N/A
Fair value per ordinary share as at valuation date	US$4.11~US$5.37	N/A	N/A

	2017 Share Incentive Plan and Modified 2017 Share
	Incentive Plan
	For the year ended December 31,
	2019	2020	2021
Risk-free interest rate	3.29%	1.65%~1.69%	1.00%~2.30%
Expected volatility range	54.80%	55.10%~55.80%	57.00%~114.50%
Suboptimal exercise factor	2.80	2.80	2.80
Fair value per ordinary share as at valuation date	US$4.94	US$1.99~US$2.69	US$0.25~US$1.60

	2020 Share Incentive Plan and Modified 2020 Share
	For the year ended December 31,
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

	For the year ended December 31,
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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Dada Auto

Opinion on the Financial Statements

We have audited the accompanying combined statements of financial position of Dada Auto (the “Company”) and its subsidiaries combined (the “Group”) as of December 31, 2021 and 2020, and the related combined statements of loss and other comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 and 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 1 to the combined financial statements, the accompanying 2020 and 2021 combined financial statements have been restated to correct certain misstatements. Our opinion is not modified with respect to this matter.

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

The Group’s revenue generated from online platform is recognized when or as the control of the goods or services is transferred to a customer. The accounting policy for revenue recognition and related performance obligations are disclosed in Note 3.14 and Note 15 to the combined financial statements, respectively.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2022

Hong Kong, China

May 30, 2022 except for the effects of the restatement as described in Note 1, as to which the date is March 27, 2023

PCAOB ID : 2769

DADA AUTO

COMBINED STATEMENTS OF FINANCIAL POSITION

			As of December 31,
	Note		2020		2021
			(as restated)		(as restated)
			RMB’000		RMB’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6		3,665		8,489
Trade receivables	7		4,824		38,456
Prepayments, other receivables and other assets	8		49,859		105,833
Total current assets			58,348		152,778
Non-current assets
Right-of-use assets	10		18,313		19,766
Financial assets at fair value through profit or loss	11		—		5,000
Property, plant and equipment	12		—		548
Deferred tax assets	19	(b)	—		—
Total non-current assets			18,313		25,314
Total assets			76,661		178,092
LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	10		3,935		7,067
Trade payables			4,320		16,872
Other payables and accruals	13		39,947		112,148
Total current liabilities			48,202		136,087
Non-current liabilities
Non-current lease liabilities	10		13,901		12,566
Total non-current liabilities			13,901		12,566
Total liabilities			62,103		148,653
EQUITY
Combined capital	14		—	*	—	*
Additional paid in capital	14		147,986		423,329
Accumulated losses			(133,428)		(393,890)
Total equity			14,558		29,439
Total equity and liabilities			76,661		178,092

The accompanying notes are an integral part of these combined financial statements.

* Representing amount less than RMB1,000.

DADA AUTO

COMBINED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		Year ended December 31,
	Note	2020	2021
		(as restated)	(as restated)
		RMB’000	RMB’000
Net Revenues from Online EV Charging Solutions		5,455	17,985
Net Revenues from Offline EV Charging Solutions		565	15,102
Net Revenues from Non-Charging Solutions and Other Services		143	366
Net Revenues	15	6,163	33,453
Other gains, net	16	319	138
Operating costs
Cost of revenues	17	(6,547)	(29,587)
Selling and marketing expenses	17	(46,458)	(193,340)
Administrative expenses	17	(11,956)	(34,458)
Research and development expenses	17	(17,644)	(30,253)
Total operating costs		(82,605)	(287,638)
Operating loss		(76,123)	(254,047)
Finance costs	18	(300)	(1,097)
Net loss before income tax		(76,423)	(255,144)
Income tax expenses	19	(1,474)	(5,318)
Net loss		(77,897)	(260,462)
Net loss attributable to:
Equity holders of the Company		(77,897)	(260,462)
		(77,897)	(260,462)
Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	20
(Expressed in RMB per share)
Basic loss per share		(52,991)	(1,835)
Diluted loss per share		(52,991)	(1,835)
Net loss		(77,897)	(260,462)
Total comprehensive loss		(77,897)	(260,462)
Total comprehensive loss attributable to:
Equity holders of the Company		(77,897)	(260,462)
		(77,897)	(260,462)

The accompanying notes are an integral part of these combined financial statements.

DADA AUTO

COMBINED STATEMENTS OF CHANGES IN EQUITY

	Note	Combined capital		Additional paid- in capital	Accumulated losses	Total
		(as restated)		(as restated)	(as restated)	(as restated)
		RMB’000		RMB’000	RMB’000	RMB’000
Balance at January 1, 2020		—	*	79,604	(55,531)	24,073
Comprehensive loss
Loss for the year		—		—	(77,897)	(77,897)
Total comprehensive loss for the year		—		—	(77,897)	(77,897)
Transactions with equity holders:
Issuance of ordinary shares		—	*	—	—	—	*
Contribution from a shareholder	14	—		68,382	—	68,382
Balance at December 31, 2020 and January 1, 2021		—	*	147,986	(133,428)	14,558
Comprehensive loss
Loss for the year		—		—	(260,462)	(260,462)
Total comprehensive loss for the year		—		—	(260,462)	(260,462)
Transactions with equity holders:
Contribution from a shareholder	14	—		264,555	—	264,555
Share-based compensation from shareholder's ESOP		—		10,788	—	10,788
Balance at December 31, 2021		—	*	423,329	(393,890)	29,439

The accompanying notes are an integral part of these combined financial statements.

* Representing amount less than RMB1,000.

DADA AUTO

COMBINED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Note	2020	2021
		(as restated)	(as restated)
		RMB’000	RMB’000
Cash flows from operating activities
Cash used in operations	21(a)	(56,940)	(219,114)
Net cash used in operating activities		(56,940)	(219,114)
Cash flows from investing activities
Purchase of property, plant and equipment		—	(606)
Purchase of financial assets at fair value through profit or loss	11	—	(5,000)
Net cash flows used in investing activities		—	(5,606)
Cash flows from financing activities
Interests paid	10	—	(193)
Payments of lease liabilities	10	—	(1,881)
Contribution from a shareholder	14	58,481	231,618
Net cash flows generated from financing activities		58,481	229,544
Net increase in cash and cash equivalents		1,541	4,824
Cash and cash equivalents at the beginning of the year		2,124	3,665
Cash and cash equivalents at the end of the year	6	3,665	8,489

The accompanying notes are an integral part of these combined financial statements.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.
Restatement of Previously Issued Consolidated Financial Statements

NaaS Technology Inc. has restated its Combined Statements of Financial Position as of December 31, 2021 and 2020, Combined Statements of Loss and Other Comprehensive Loss, Changes in Equity and Cash Flows for each of the fiscal years ended December 31, 2021 and 2020, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 16, 2022 (the “Original 20-F”).

The “Group”, means (i) prior to the completion of the Restructuring, subsidiaries and VIEs of Newlink that provided EV charging services in China, and (ii) upon and after the completion of the Restructuring, Dada Auto, its subsidiaries, and for the period during which Dada Auto maintained VIE arrangements with Kuaidian Power (Beijing) New Energy Technology Co., Ltd., the VIE Kuaidian Power (Beijing) New Energy Technology Co., Ltd.

The individual restatement matters that underlie the restatement adjustments are described below:

•
revising the presentation of gross revenues, incentive to end-users and net revenues.
•
revising the measurement policy for revenue from membership program and full station operation. The Group offers a membership program to its registered users on the platform. The Group has determined that each membership benefit provided over the membership period is a material right that would need to be accounted for as a performance obligation. The Group recognizes revenue when the underlying benefit is redeemed by the customer on a transaction by transaction basis as part of online EV charging solution services or when the benefit is expired.
•
revising to disclose all required information of share capital in accordance with IAS 1.79.
•
revising to disclose all required contract balances information in accordance with paragraphs 116 through 118 of IFRS 15.
•
reclassifying platform service fee, bandwidth expenses and server custody costs from research and development expenses to cost of revenue, as it relates to generation of revenues.
•
reclassifying balance sheet line items, such as reclassifying balances related to sales of charging piles from prepayments, other receivables and other assets to trade receivables, and balances related to payables to charging station from other payables and accruals to trade and bills payables, etc. This is mainly due to those balances was related to trading activities with customers and suppliers.
•
revising to recognize the share-based compensation related to the share awards granted by Newlink to certain of our employees, according to the evaluation of transfer pricing policies of our transfer pricing advisor, which was completed in January 2023. EV charging service business was historically part of Newlink’s businesses and were conducted by Newlink and its consolidated entities at the time. Prior to the completion of the Restructuring, Newlink granted options to certain of its employees associated with the EV Charging Business, which employees were subsequently transferred to the Group as part of the Restructuring. The allocation of share-based compensation in 2021 was approximately RMB10.7 million and credited to additional paid in capital accordingly. The Company also updated the disclosure of related party transaction accordingly.
•
updating IFRIC 23 provisions on corporate income tax, according to the best estimation as of respective balance sheet dates.
•
updating certain VAT-related balances and revising the method of estimating the recoverability of uncollected input VAT receipts (which is recorded in other receivables) and adjusting previously recognized provision accordingly.
•
updating discount rate to calculate interest expense on lease liabilities, based on the actual finance cost as of respective balance sheet dates.

The following presents a reconciliation of the impacted financial statement line items as filed to the restated amounts as of December 31, 2020 and 2021, and for the years ended December 31, 2020 and 2021. The previously reported amounts reflect those included in the Original Filing filed with the SEC on June 16, 2022. These amounts are labeled as “As Filed” in the tables below. The amounts labeled “Restatement Adjustments” represent the effects of this restatement due to the revisions mentioned above.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

	As of December 31, 2020
	As Filed		Restatement	As Restated
Combined statements of financial position			Adjustments
	RMB’000		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,665		—	3,665
Trade receivables	—		4,824	4,824
Prepayments, other receivables and other assets	44,693		5,166	49,859
Total current assets	48,358		9,990	58,348
Non-current assets
Right-of-use assets	19,237		(924)	18,313
Financial assets at fair value through profit or loss	—		—	—
Property, plant and equipment	—		—	—
Deferred tax assets	9		(9)	—
Total non-current assets	19,246		(933)	18,313
Total assets	67,604		9,057	76,661
LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	4,216		(281)	3,935
Trade payables	—		4,320	4,320
Other payables and accruals	39,234		713	39,947
Total current liabilities	43,450		4,752	48,202
Non-current liabilities
Non-current lease liabilities	14,390		(489)	13,901
Total non-current liabilities	14,390		(489)	13,901
Total liabilities	57,840		4,263	62,103
EQUITY
Combined capital	—	*	—	—	*
Additional paid in capital	147,986		—	147,986
Accumulated losses	(138,222)		4,794	(133,428)
Total equity	9,764		4,794	14,558
Total equity and liabilities	67,604		9,057	76,661

* Representing amount less than RMB1,000.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

	As of December 31, 2021
	As Filed		Restatement	As Restated
Combined statements of financial position			Adjustments
	RMB’000		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8,726		(237)	8,489
Trade receivables	740		37,716	38,456
Prepayments, other receivables and other assets	117,498		(11,665)	105,833
Total current assets	126,964		25,814	152,778
Non-current assets
Right-of-use assets	20,554		(788)	19,766
Financial assets at fair value through profit or loss	5,000		—	5,000
Property, plant and equipment	548		—	548
Deferred tax assets	337		(337)	—
Total non-current assets	26,439		(1,125)	25,314
Total assets	153,403		24,689	178,092
LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	8,061		(994)	7,067
Trade payables	437		16,435	16,872
Other payables and accruals	107,440		4,708	112,148
Total current liabilities	115,938		20,149	136,087
Non-current liabilities
Non-current lease liabilities	12,396		170	12,566
Total non-current liabilities	12,396		170	12,566
Total liabilities	128,334		20,319	148,653
EQUITY
Combined capital	—	*	—	—	*
Additional paid in capital	415,601		7,728	423,329
Accumulated losses	(390,532)		(3,358)	(393,890)
Total equity	25,069		4,370	29,439
Total equity and liabilities	153,403		24,689	178,092

* Representing amount less than RMB1,000.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

	Year ended December 31, 2020
	As Filed	Restatement	As Restated
Combined statements of loss and other comprehensive loss		Adjustments
	RMB’000	RMB’000	RMB’000
Net Revenues from Online EV Charging Solutions	5,124	331	5,455
Net Revenues from Offline EV Charging Solutions	565	—	565
Net Revenues from Non-Charging Solutions and Other Services	143	—	143
Net Revenues	5,832	331	6,163
Other (losses)/ gains, net	(19)	338	319
Operating costs
Cost of revenues	(8,625)	2,078	(6,547)
Selling and marketing expenses	(47,214)	756	(46,458)
Administrative expenses	(11,755)	(201)	(11,956)
Research and development expenses	(20,448)	2,804	(17,644)
Total operating costs	(88,042)	5,437	(82,605)
Operating loss	(82,229)	6,106	(76,123)
Finance costs	89	(389)	(300)
Net loss before income tax	(82,140)	5,717	(76,423)
Income tax expenses	(42)	(1,432)	(1,474)
Net loss	(82,182)	4,285	(77,897)
Net loss attributable to:
Equity holders of the Company	(82,182)	4,285	(77,897)
	(82,182)	4,285	(77,897)
Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company
(Expressed in RMB per share)
Basic loss per share	(55,906)	2,915	(52,991)
Diluted loss per share	(55,906)	2,915	(52,991)
Net loss	(82,182)	4,285	(77,897)
Total comprehensive loss	(82,182)	4,285	(77,897)
Total comprehensive loss attributable to:
Equity holders of the Company	(82,182)	4,285	(77,897)
	(82,182)	4,285	(77,897)

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

	Year ended December 31, 2021
	As Filed	Restatement	As Restated
Combined statements of loss and other comprehensive loss		Adjustments
	RMB’000	RMB’000	RMB’000
Net Revenues from Online EV Charging Solutions	10,104	7,881	17,985
Net Revenues from Offline EV Charging Solutions	7,060	8,042	15,102
Net Revenues from Non-Charging Solutions and Other Services	610	(244)	366
Net Revenues	17,774	15,679	33,453
Other (losses)/ gains, net	(1,402)	1,540	138
Operating costs
Cost of revenues	(18,863)	(10,724)	(29,587)
Selling and marketing expenses	(183,165)	(10,175)	(193,340)
Administrative expenses	(28,458)	(6,000)	(34,458)
Research and development expenses	(37,158)	6,905	(30,253)
Total operating costs	(267,644)	(19,994)	(287,638)
Operating loss	(251,272)	(2,775)	(254,047)
Finance costs	(640)	(457)	(1,097)
Net loss before income tax	(251,912)	(3,232)	(255,144)
Income tax expenses	(398)	(4,920)	(5,318)
Net loss	(252,310)	(8,152)	(260,462)
Net loss attributable to:
Equity holders of the Company	(252,310)	(8,152)	(260,462)
	(252,310)	(8,152)	(260,462)
Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company
(Expressed in RMB per share)
Basic loss per share	(50,462)	48,627	(1,835)
Diluted loss per share	(50,462)	48,627	(1,835)
Net loss	(252,310)	(8,152)	(260,462)
Total comprehensive loss	(252,310)	(8,152)	(260,462)
Total comprehensive loss attributable to:
Equity holders of the Company	(252,310)	(8,152)	(260,462)
	(252,310)	(8,152)	(260,462)

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

	Year ended December 31, 2020
	As Filed	Restatement	As Restated
Combined statements of cash flows		Adjustments
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operations	(63,014)	6,074	(56,940)
Net cash used in operating activities	(63,014)	6,074	(56,940)
Cash flows from investing activities
Purchase of property, plant and equipment	—	—	—
Purchase of financial assets at fair value through profit or loss	—	—	—
Net cash flows used in investing activities	—	—	—
Cash flows from financing activities
Interests paid	(189)	189	—
Payments of lease liabilities	(3,956)	3,956	—
Contribution from a shareholder	68,700	(10,219)	58,481
Net cash flows generated from financing activities	64,555	(6,074)	58,481
Net increase in cash and cash equivalents	1,541	—	1,541
Cash and cash equivalents at the beginning of the year	2,124	—	2,124
Cash and cash equivalents at the end of the year	3,665	—	3,665

	Year ended December 31, 2021
	As Filed	Restatement	As Restated
Combined statements of cash flows		Adjustments
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operations	(250,035)	30,921	(219,114)
Net cash used in operating activities	(250,035)	30,921	(219,114)
Cash flows from investing activities
Purchase of property, plant and equipment	(606)	—	(606)
Purchase of financial assets at fair value through profit or loss	(5,000)	—	(5,000)
Net cash flows used in investing activities	(5,606)	—	(5,606)
Cash flows from financing activities
Interests paid	(767)	574	(193)
Payments of lease liabilities	(6,146)	4,265	(1,881)
Contribution from a shareholder	267,615	(35,997)	231,618
Net cash flows generated from financing activities	260,702	(31,158)	229,544
Net increase in cash and cash equivalents	5,061	(237)	4,824
Cash and cash equivalents at the beginning of the year	3,665	—	3,665
Cash and cash equivalents at the end of the year	8,726	(237)	8,489

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

In addition, amounts were restated in the following:

•
Note 3. Financial risk management
•
Note 6. Cash and cash equivalents
•
Note 7. Trade receivables
•
Note 8. Prepayments, other receivables and other assets
•
Note 10. Lease
•
Note 11. Financial asset at fair value through profit or loss
•
Note 13. Other payables and accruals
•
Note 14. Combined capital and additional paid in capital
•
Note 15. Revenues
•
Note 16. Other losses, net
•
Note 17. Operating costs by nature
•
Note 18. Finance costs
•
Note 19. Taxation
•
Note 20. Loss per share
•
Note 24. Related party transaction
2.
Corporate information
2.1.
General information

Dada Auto (the “Company”) was incorporated in the Cayman Islands on July 15, 2019 as an exempted company with limited liability.

The Company is a holding company. Since May 2022, upon the Reorganization, the Company and its subsidiaries comprised the Group, see Note 2.2 for details. The Company has not commenced any business or operation till December 31, 2021, since its incorporation other than the Reorganization.

2.2.
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

In July 2019, Dada Auto was established in the Cayman Islands as the holding company to facilitate the Group’s offshore financing.

In September 2020, Kuaidian Power Beijing established a wholly-owned subsidiary, Zhidian Youtong Technology Co., Ltd. (“Zhidian Youtong”).

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

In February 2021, Cosmo Light (Beijing) New Energy Technology Co., Ltd. (“Cosmo Light”) was established. In April 2021, Xixian New District Constant Energy Joint New Energy Automobile Co., Ltd. (“XXND Automobile”) and Qingdao Hill Matrix New Energy Technology Co., Ltd. (“QHM New Energy”) were established. Ownership interests in Cosmo Light was held by Shandong Cosmo Light Co., Ltd, and XXND Automobile and QHM New Energy were held by Zhejiang Huzhou Matrix Co., Ltd. In September 2021, Beijing Chezhubang acquired 100% of the ownership interest in Shaanxi Kuaidian.

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

As part of the Reorganization, Anji Zhidian acquired 100% of the ownership interest in Beijing Chezhubang from Chezhubang Technology, and Beijing Chezhubang in turn acquired 100% of the ownership interest in Zhidian Youtong. In conjunction therewith the Company acquired: (a) 100% equity interests in Cosmo Light through Shandong Cosmo Light Limited in March 2022, and (b) 100% equity interests in QHM New Energy through Zhejiang Huzhou Hill Matrix Limited in March 2022, and (c) 80% equity interests in XXND Automobile through Zhejiang Huzhou Hill Matrix Limited in March 2022. Kuaidian Power Beijing entered into VIE arrangement with Anji Zhidian from January 5, 2022 to April 5, 2022, temporarily, and then Anji Zhidian acquired 100% of the equity interests in Kuaidian Power Beijing as part of the Reorganization.

2.3.
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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.4.
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

3.
Summary of significant accounting policies

The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1.
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

The combined financial statements are prepared on a going concern basis. See Note 3.2 for details.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the combined financial statements are disclosed in Note 5.

3.1.1.
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

(b)
New standards and interpretations not yet adopted

Standards, amendments and interpretations that have been issued but not yet effective and not been early adopted by the Group during the years ended December 31, 2020 and 2021 are as follows:

Standards and amendments	Effective for annual periods beginning on or after
IAS 16 (Amendment) ‘Property, plant and equipment – proceeds before intended use’	January 1, 2022
IAS 37 (Amendment) ‘Onerous contracts – cost of fulfilling a contract’	January 1, 2022
IFRS 3 (Amendment) ‘Reference to the conceptual Framework’	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
IFRS 17 Insurance Contracts	January 1, 2023
IFRS 17 (Amendment) Insurance Contracts	January 1, 2023

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

Standards and amendments	Effective for annual periods beginning on or after
IAS 1 (Amendment) ‘Classification of liabilities as current or non-current’	January 1, 2023
IAS 1 and IFRS Practice Statement 2 (Amendment) - Disclosure of Accounting Policies	January 1, 2023
IAS 8 (Amendment) - Definition of Accounting Estimates	January 1, 2023
Amendments to IFRS 4 - Extension of the Temporary Exemption from Applying IFRS 9	January 1, 2023
Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction Tax	January 1, 2023
Amendment to IFRS 10 and IAS 28 regarding sales or contribution assets between an investor and its associate or joint venture	To be determined

The Company anticipates that the application of the above new standard, amendments and annual improvements will have no material impact on the Group’s combined financial statements in the foreseeable future.

3.2. Going concern basis

The Group incurred net losses of RMB77.9 million and RMB260.5 million for the years ended December 31, 2020 and 2021, respectively. Net cash used in operating activities was RMB56.9 million, and RMB219.1 million for the years ended December 31, 2020 and 2021, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.

In January 2022, the Group raised funding through issuing convertible redeemable preference shares, with a total cash consideration of US$87.3 million (RMB556.4 million), and the Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of financial statements. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. Based on the above considerations, the Group believes that funds from the equity financing will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.3. Subsidiaries and non-controlling interests

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

3.4. Segment reporting

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.5. Foreign currency translation

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

3.6. Property, plant and equipment

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.7. Investments and other financial assets

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

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

3.8. Trade receivables and other receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Majority of other receivables and prepayments are from online EV charging solutions services. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and therefore all classified as current.

Trade receivables and other receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables and other receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 8 for further information about other receivables and Note 4.1 for a description of the Group’s financial risk.

Impairment on trade receivables and other receivables is measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since initial recognition, the impairment is measured as lifetime expected credit losses. See Note 4.1 for details.

3.9. Cash and cash equivalents

For the purpose of presentation in the combined statements of cash flows, cash and cash equivalents includes cash on hand, cash at bank, and deposits held at licensed payment platforms that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

3.10. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.11. Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. These amounts are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortized cost using the effective interest method.

3.12. Current and deferred income tax

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.13. Employee benefits

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.14. Revenue recognition

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

3.14.1 The accounting policy for the Group’s principal revenue sources

Online EV charging solutions

The Group offers effective mobility connectivity services by a platform (mainly includes Kuaidian mobile application, and Kuaidian Weixin mini-program) to connect charging station operators and end-users to facilitate the completion of successful EV charging. Historically, Kuaidian Power Beijing operated Kuaidian. The performance obligations for the Group is to present the charging stations and charging piles on the platform, and provide such information for end-users who visit the platform, they could select charging stations and charging piles on their own. Upon the completion of an EV charging order, the Group recognises the service income charged to operators and end-users. The Group provides services to both charging station operators and end-users according to agreements, and the Group performs its obligations for both parties during one transaction, both charging stations and end-users are regarded as the customers of platform services.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

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

The Group pays to the charging station operators in advance before the delivery of service and records it as prepayment as it could be returned. In some cases, the Group may settle afterwards and the balance owed to operators is recorded as payable. Besides that, the Group also provides other online solutions, such as software as a service (“SaaS”) to charging stations to improve the digitalization and the management of them.

The Group offers a membership program (“VIP membership”) to its registered users on the platform. Memberships are offered for a one-month, three-month or twelve-month period and customers pay a fixed non-refundable upfront membership fee. During the membership period, members enjoy benefits including exclusive discount on the charging service fee and exclusive membership coupon issued on a monthly basis that expire at the end of the month. The Group has determined that each membership benefit provided over the membership period is a material right that would need to be accounted for as a performance obligation. Transaction price is allocated to each performance obligation based on its standalone selling price. The Group recognizes revenue when the underlying benefit is redeemed by the customer on a transaction by transaction basis as part of online EV charging solution services or when the benefit is expired.

Offline EV charging solutions

The Group offers offline services to charging station operators related to their operations, including operation of EV charging station, hardware procurement, electricity procurement.

In case the Group leases certain EV charging stations and operates the EV charging stations on its own discretion, the Group has determined that it acts as a principal in the services as the Group is primarily responsible for providing the EV charging service to EV drivers. The Group provides charging services based on orders from its own platform as well as other third-party’s platforms. Also, the Group has full discretion in establishing service fee rates for the charging services to customers. EV charging fees received/receivable by the Group under such instances are recognised as revenue on a gross basis when the service is rendered.

The Group considers itself as an agent for the hardware procurement and electricity procurement services as the Group does not control hardware or electricity during the transaction. Therefore revenues from such services are recognized on a net basis.

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.14.2. Contract balances

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

The contract liabilities balance mainly includes advances from platform users and VIP membership. The balances of contract liability as of December 31, 2020 and 2021 were RMB8.9 million and RMB25.1 million respectively.

3.14.3 Incentives

The Group offers discounts and promotions to end-users to encourage use of the platform in online EV charging solutions business. The Group records such incentives to end-users as reduction of revenue, to the extent of the revenue collected from the customers, unless the payment is in exchange for a distinct good or service and the payment does not exceed fair value of that good or service. In certain transactions, the incentives offered to the end-users exceed the revenue generated from the same transaction. The excess payment is presented as selling and marketing expense instead of negative revenue, as the payment does not relate to any other contracts (including past contracts or anticipated future contracts) with the customers.

If consideration payable to a customer is a payment for a distinct good or service from the customer, the Group accounts for the purchase of the good or service in the same way that it accounts for other purchases from suppliers. If the Group cannot reasonably estimate the fair value of the good or service received from the customer, the Group will account for all of the consideration payable to the customer as a reduction of the transaction price.

3.15. Cost of revenue

Cost of revenues mainly consists of electricity costs, depreciation of right-of-use assets, payment processing cost, server cloudy costs and others.

3.16. Selling and marketing expenses

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.17. Administrative expenses

Administrative expenses mainly consist of salaries and benefits for management and administrative personnel, rental and related expenses, professional fees and other general corporate expenses.

3.18. Research and development expenses

Research and development expenses mainly consist of salaries and benefits as well as related expenses by research and development team. All research and development costs are expensed as incurred, excluding those relating to improvements and maintanence which was recorded as cost of revenue.

3.19. Income tax

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

3.20. Provisions and contingent liabilities

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.21. Loss per share

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
Diluted earnings per share.

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

3.22. Leases

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

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

3.23. Finance costs

Finance costs, net mainly consists of finance costs related to operating lease, and interest income from bank deposits.

4.
Financial risk management
4.1.
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

The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of financial statements. The Group raised funding through convertible redeemable preference shares on January 14 and January 26, 2022, with a total cash consideration of US$87.3 million (RMB556.4 million). See Note 3.2 for details related to going concern basis.

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2020
Trade payables	4,320	—	—	4,320	4,320
Other payables and accruals (excluding Employee benefit payables and taxes payables)	10,132	—	—	10,132	10,132
Lease liabilities	5,005	4,117	11,321	20,443	17,836
	19,457	4,117	11,321	34,895	32,288
At December 31, 2021
Trade payables	16,872	—	—	16,872	16,872
Other payables and accruals (excluding Employee benefit payables and taxes payables)	35,774	—	—	35,774	35,774
Lease liabilities	8,294	6,205	7,204	21,703	19,633
	60,940	6,205	7,204	74,349	72,279

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(c)
Credit risk

Credit risk arises from cash and cash equivalents, trade receivables, prepayments and other receivables. The carrying amount of each class of the above financial asset represents the Group’s maximum exposure to credit risk in relation to the corresponding class of financial asset.

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

For accounts receivables, an impairment analysis is performed at each financial position date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.

4.2. Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.

The Group monitors capital (including share capital, additional paid in capital and other reserves) by regularly reviewing the capital structure. As part of this review, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. In January 2022, the Group raised funding through issuing convertible redeemable preference shares, for a total cash consideration of US$87.3 million (RMB556.4 million). Given to the improvement on net debt position, it is considered that the capital risk of the Group is not significant.

This section sets out an analysis of net debt and the movements in the debt for each of the period presented.

	Year ended December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Lease liabilities – repayable within one year	3,935	7,067
Lease liabilities – repayable after one year	13,901	12,566
Lease liabilities	17,836	19,633

	Cash and cash equivalents	Lease liabilities	Total
	(as restated)	(as restated)	(as restated)
	RMB’000	RMB’000	RMB’000
Net debt as at January 1, 2020	2,124	(880)	1,244
Cash flows	1,541	—	1,541
Lease liabilities	—	(16,956)	(16,956)
Net debt as at December 31, 2020	3,665	(17,836)	(14,171)
Cash flows	4,824	2,074	6,898
Lease liabilities	—	(3,871)	(3,871)
Net debt as at December 31, 2021	8,489	(19,633)	(11,144)

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

4.3. Fair value estimation

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
(3)
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s financial instruments that are measured at fair value at each statement of financial position date:

	Level 3	Total
	RMB’000	RMB’000
Recurring fair value measurements
At December 31, 2021
Financial assets at fair value through profit or loss	5,000	5,000

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

Details of movements and significant observable inputs used in the level 3 financial instruments are set out in Note 11.

The following table summarizes the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements.

	Fair values as of December 31,			Change of inputs at December 31,
	2020	2021
Description	RMB’000	RMB’000	Unobservable inputs	2020	2021	Relationship of unobservable inputs to fair value
Investments in unlisted company	—	5,000	Expected volatility	—	51%	The higher the expected volatility, the lower the fair value
			Discount for lack of marketability (“DLOM”)	—	19%	The higher the DLOM, the lower the fair value

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

5.
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

(a)
Revenue recognition

Determining whether the Group is acting as a principal or as an agent when third-party is involved in the provision of certain services to its customers requires judgement and consideration of all relevant facts and circumstances. In evaluation of the Group’s role as a principal or agent, the Group considers factors to determine whether the Group controls the specified goods or service before it is transferred to the customer include, but are not limited to the following: (a) is primarily responsible for fulfilling the contract, (b) is subject to inventory risk, and (c) has discretion in establishing prices. Refer to Note 3.14 for details.

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(c)
Estimation of recoverability of uncollected input VAT receipts

The Group determines recoverability of uncollected input VAT receipts (which is recorded in other receivables) by considering the historic collection experience of input VAT receipts from the operators and other factors that may affect the operators’ capability to issue input VAT receipts. The Group recognizes provision of uncollected input VAT amount as cost of revenue, in cases such as there is indication the operator to terminate cooperation or lose capability to issue input VAT receipts.

(d)
Estimation of IFRIC 23 provisions

Where the amount of tax payable or recoverable is uncertain, whether due to the relevant tax authority challenge or due to uncertainty regarding the acceptability of a particular tax treatment under tax law, judgment is required to assess the probability that the uncertain tax treatment will be accepted by the tax authority. In accordance with IFRIC 23, if it is not probable that the uncertain tax treatment will be accepted by the tax authority, the Group shall reflect the effects of uncertainty in determining the related taxable profit.. Uncertain tax provisions include any related penalties, if applicable under the tax law.

(e)
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

(f)
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

The provision of ECL is sensitive to changes in estimates. The information about the ECL is disclosed in Note 4.1(c).

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

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

6.
Cash and cash equivalents

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Cash at bank	1,210	3,734
Deposits held at licensed payment platforms	2,455	4,755
Total	3,665	8,489

As at December 31, 2020 and 2021, the Group’s cash and cash equivalents were denominated in RMB.

7.
Trade receivables

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Trade receivables	4,824	40,926
Provision on impairment	—	(2,470)
Total	4,824	38,456

The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
0 – 90 days	4,704	16,472
91 – 180 days	120	16,292
181 – 365 days	—	5,473
1 – 2 years	—	2,689
Total	4,824	40,926

The Group uses a provision matrix to calculate ECL for the accounts receivable that result from transactions within the scope of IFRS 15. The provision rates are based on debtor’s aging as groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration forward-looking information that is reasonable and supportable and available without undue costs and effort. The provision on impairment was RMB2.5 million and nil, respectively, in 2021 and 2020.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

8.
Prepayments, other receivables and other assets

The detail information of prepayments, other receivables and other assets for the years ended December 31, 2020 and 2021 is as below:

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Value-added tax deductable	3,302	32,367
Value-added tax recoverable	23,947	31,964
Prepayments to charging stations	19,906	31,791
Prepayment for rental, facility and utilities	92	5,615
Prepayments for charging piles procurement	1,951	5,106
Prepayments for miscellaneous	617	2,146
Deposits	300	1,462
Receivables from related parties	—	556
Others	1,096	672
Credit loss allowance	(1,352)	(5,846)
Total	49,859	105,833

9.
Financial instruments by category

The detail information of financial instruments by category during the years ended December 31, 2020 and 2021 is as below:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Assets as per statement of financial position
Financial asset measured at fair value through profit or loss:
—Financial asset at fair value through profit or loss	—	5,000
Financial asset measured at amortized costs:
Financial asset
—Trade receivables	4,824	38,456
—Other receivables, prepayments and deposits (excluding prepayments to suppliers and prepaid expenses)	24,126	29,493
—Cash and cash equivalents	3,665	8,489
Total	32,615	81,438

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Liabilities as per statement of financial position
Financial liabilities measured at amortized cost:
— Trade payables	4,320	16,872
— Other payables and accruals (excluding employee benefit payables and taxes payables)	10,132	35,774
— Lease liabilities	17,836	19,633
Total	32,288	72,279

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

10.
Leases

The carrying amounts of right-of-use assets are as below:

	Office buildings	Charging stations	Total
	(as restated)	(as restated)	(as restated)
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2020
Opening net book amount	3,864	—	3,864
Additions	17,986	—	17,986
Depreciation charge	(3,537)	—	(3,537)
Closing net book amount	18,313	—	18,313
As of December 31, 2020
Cost	24,351	—	24,351
Accumulated depreciation	(6,038)	—	(6,038)
Net book value	18,313	—	18,313
Year ended December 31, 2021
Opening net book amount	18,313	—	18,313
Additions	—	7,968	7,968
Depreciation charge	(4,523)	(1,992)	(6,515)
Closing net book amount	13,790	5,976	19,766
As of December 31, 2021
Cost	24,351	7,968	32,319
Accumulated depreciation	(10,561)	(1,992)	(12,553)
Net book value	13,790	5,976	19,766

Additions to the right-of-use assets for the years ended December 31, 2020 and 2021 were RMB18.0 million, and RMB8.0 million, respectively.

(a)
Items recognized in the combined statements of financial position

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Right-of-use assets
Office buildings	18,313	13,790
Charging stations	—	5,976
Total	18,313	19,766

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Lease liabilities
Current	3,935	7,067
Non-current	13,901	12,566
Total	17,836	19,633

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(b)
Items recognized in the combined statements of loss and other comprehensive loss

The combined statements of loss and other comprehensive loss shows the following amounts relating to leases:

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Depreciation charge of right-of-use assets
Office buildings	3,537	4,523
Charging stations	—	1,992
Interest expense (included in finance costs)	300	1,097
Expense relating to short-term leases not included in lease liabilities (included in cost of revenues, selling and marketing expenses, administrative expenses and research and development expenses)	—	3,837
Total	3,837	11,449

The total cash outflows in financing activities for leases during the years ended December 31, 2020 and 2021 are as below:

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Principal elements of lease payments	—	1,881
Related interest paid	—	193
Total	—	2,074

The weighted average incremental borrowing rate applied to the lease liabilities was 6.0% per annum during the years ended December 31, 2020 and 2021.

11.
Financial asset at fair value through profit or loss

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Investment (Note i)	—	5,000

As of December 31, 2021, all of financial investments at fair value through profit or loss was denominated in RMB.

(i)
Investment

The Group invested in an investee company in the form of ordinary shares without significant influence, which is managed on fair value. For the major assumptions used in the valuation for the investment, please refer to Note 4.3.

	As of December 31,
	2020	2021
	RMB’000	RMB’000
At the beginning of the year	—	—
Additions (a)	—	5,000
At the end of the year	—	5,000

(a)
During the year ended December 31, 2021, the Group invested in a company engaging in EV charging hardware and technology industry for RMB5.0 million, and there is no fair value change within the year.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

12.
Property, plant and equipment

Electronic equipment
(as restated)
RMB’000
At January 1, 2021
Cost	—
Accumulated depreciation	—
Net carrying amount	—

At January 1, 2021, net of accumulated depreciation	—
Additions	606
Depreciation provided during the year	(58)
At December 31, 2021, net of accumulated depreciation	548

At December 31, 2021
Cost	606
Accumulated depreciation	(58)
Net carrying amount	548

13.
Other payables and accruals

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Other taxes payable (Note i)	24,415	58,180
Advances from platform users	8,506	18,401
Employee benefit payables	3,926	11,403
Accrued expenses	1,038	10,508
Income tax payable	1,474	6,791
Contract liabilities (Note ii)	357	5,365
Deferred income (Note iii)	—	1,345
Others	231	155
Total	39,947	112,148

Notes:

(i)
Other taxes payable primarily represent value-added tax ("VAT") and related surcharges, and PRC individual income tax of employees withheld by the Group.
(ii)
Details of contract liabilities are as follows:

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
VIP membership and coupon sales	75	4,961
Customer advances in charging piles sales	201	50
Others	81	354
Total	357	5,365

Contract liabilities include balances of customer advances collected from charging piles sales, VIP membership and coupon sales. The increase of contract liabilities in 2021 was mainly due to the increase of balance of unutilised VIP membership and coupons which are inline with transaction volume through the platform.

(iii)
The deferred income is unconsumed carbon credits with a validity term of 6 months since granted.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

14.
Combined capital and additional paid in capital

	Number of ordinary shares	Nominal value of ordinary shares	Combined capital	Additional paid-in capital	Total
		USD	RMB	RMB’000	RMB’000
At January 1, 2020 (note i)	1,000	— *	1	79,604	79,604
Issuance of ordinary shares (note ii)	4,000	— *	3	—	—
Contribution of a shareholder (note iii)	—	—	—	68,382	68,382
At December 31, 2020	5,000	1	3	147,986	147,986
At January 1, 2021	5,000	1	3	147,986	147,986
Contribution of a shareholder (note iii)	—	—	—	275,343	275,343
At December 31, 2021	5,000	1	3	423,329	423,329

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
(iii)
A shareholder offered financial support during years ended December 31, 2020 and 2021.

The Company’s affairs are governed by its amended and restated memorandum and articles of association and the Companies Law of the Cayman Islands.

Issue of Shares

Issue. Subject to the provisions, if any, of the amended and restated memorandum and articles of association and directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of shares) and other securities at such times, to such persons, for such consideration and on such terms as the directors may determine.

Preferred Shares. Shares and other securities of the Company may be issued by the directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the directors may determine.

Ordinary Shares. Where the directors issue a share having no preferred, deferred, redemption or other special rights, it shall be issued as an ordinary share and entitle the holder, subject to any other share having any preferred, deferred, redemption or other special rights, to:

(a) receive notice of, attend and vote at any general meeting of the Company and on any ordinary resolution or special resolution;

(b) an equal share in any dividend or other distribution paid by the Company; and

(c) an equal share in the distribution of the surplus assets of the Company.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

15.
Revenues

	Year ended December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Net Revenues from Online EV Charging Solutions	5,455	17,985
Net Revenues from Offline EV Charging Solutions	565	15,102
Net Revenues from Non-Charging Solutions and Other Services	143	366
Net Revenues	6,163	33,453

16.
Other gains, net

	Year ended December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Non-operating income	319	138
Non-operating expenses	0	0
Total	319	138

17.
Operating costs by nature

	Year ended December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Incentives through network	23,338	105,939
Employee benefit expenses	40,402	112,102
Promotion and advertising	5,132	16,675
Offline service costs	—	7,965
Traveling, entertainment and general office expenses	3,106	7,640
Auditor’s remuneration	—	7,066
Depreciation of right-of-use assets	3,537	6,515
Bandwidth expenses and server custody costs	2,760	4,331
Rental, facility and utilities	669	4,277
Payment processing cost	1,695	3,893
Online service costs	6	1,250
Others	1,960	9,985
Total operating costs	82,605	287,638

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

18.
Finance costs

	Year ended December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Interest expense from lease liabilities	(300)	(1,097)
Finance costs	(300)	(1,097)

19.
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

(ii)
Hong Kong Income Tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2020 and 2021.

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

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

The income tax expenses of the Group during the years ended December 31, 2020 and 2021 are analysed as follows:

	Year ended December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Current income tax	1,474	5,318
Deferred income tax	—	—
Total income tax expense	1,474	5,318

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate of 25% in mainland China, being the tax rate applicable to the majority of combined entities as follows:

	Year ended December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Loss before income tax	(76,423)	(255,144)
Tax calculated at statutory income tax rate of 25% in mainland China	(19,106)	(63,786)
Tax effects of:
— Expenses not deductible for income tax purposes	469	1,069
— Tax losses for which no deferred tax assets were recognized	20,111	68,035
— Utilization of previously unrecognized tax losses	—	—
	1,474	5,318

(b)
Deferred income tax

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

The tax losses carried forward by the Group and their respective expiry dates are as follows:

	As of December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
2023	34	34
2024	26,561	26,561
2025	70,757	67,172
2026	—	110,045
Total unrecorded tax losses carry forwards	97,352	203,812

As of December 31, 2021, the unrecorded tax losses carried forward increased to RMB203.8 million (2020: RMB97.4 million).

20.
Loss per share
(a)
Basic loss per share

Basic loss per share for the years ended December 31, 2020 and 2021 are calculated by dividing the loss attributable to the Company’s equity holders by the weighted average number of ordinary shares in issue during the year.

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

In reflection of the Share Subdivision mentioned in Note 14, the weighted average number of ordinary shares for the purpose of basic and diluted earnings per share for the years ended December 31, 2020 and 2021 has been retrospectively adjusted.

	Year ended December 31,
	2020	2021
	(as restated)	(as restated)
Net loss attributable to equity holders of the Company (RMB’000)	77,897	260,462
Weighted average number of ordinary shares in issue	1,470	141,973
Basic loss per share (RMB per share)	52,991	1,835

(b)
Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. As of December 31, 2021, there are no diluted shares or potential diluted shares.

21.
Cash flow information
(a)
Cash used in operation

	Year ended December 31,
	2020	2021
	(as restated)	(as restated)
	RMB’000	RMB’000
Net Loss before income tax	(76,423)	(255,144)
Adjustments for:
Depreciation of property, plant and equipment (Note 12)	—	58
Depreciation of right-of-use assets (Note 10)	3,537	6,515
Credit loss allowances on financial asset	135	3,205
Non-cash employee benefits expense—share based payments	—	10,788
Interest expense (Note 18)	300	1,097
Increase in trade receivables	(4,824)	(33,632)
Increase in prepayments, other receivables and other assets	(14,449)	(59,178)
Increase in trade and other payables	34,508	101,097
Increase in contract liabilities	276	6,080
Cash used in operations	(56,940)	(219,114)

22.
Commitments
(a)
Operating lease commitments

Operating lease commitments-as lessee

The future aggregate minimum lease payments under operating leases exempted to be recognized as lease liabilities are as follows:

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Within one year	—	5,645
Total	—	5,645

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

23.
Contingencies

There was no significant contingencies as at December 31, 2020 and 2021.

24.
Related party transactions

Related parties include members of Board of Directors of the Company and the executive management of the Group. The following transactions were carried out with related parties:

(a)
Contribution from shareholder

Immediately prior to and after the Reorganization, the Listing Business was carried out by Newlink and its consolidated entities. Newlink and its consolidated entities provided financial support for the Listing Business. Pursuant to the Reorganization, NaaS is regarded as continuing operator of the Listing Business. The financial support in historical periods due to Newlink and its consolidated entities was waived as contribution from shareholder. The amount during the years ended December 31, 2020 and 2021 was RMB68.7 million and RMB264.6 million, respectively.

Besides, Newlink charged the Group for services performed by the middle and back office of Newlink. Before the accomplishment of the Restructuring, Newlink charged the Group for free.

(b)
Options from shareholder

EV charging service business was historically part of Newlink’s businesses and were conducted by Newlink and its consolidated entities at the time. Prior to the completion of the Restructuring, Newlink granted options to certain of its employees associated with the EV Charging Business, which employees were subsequently transferred to the Group as part of the Restructuring. The allocation of share-based compensation in 2021 was approximately RMB10.7 million and credited to additional paid in capital accordingly.

(c)
Key management personal compensation

The following table sets forth information regarding our directors and executive officers for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Short-term employee benefits	1,056	2,692
	1,056	2,692

DADA AUTO

NOTES TO THE COMBINED FINANCIAL STATEMENTS

25.
Event occurring after the reporting period
(a)
Option arrangement

On January 13, 2022, the 2022 Share Incentive Plan (“Dada Auto Incentive Plan”) was approved by board of directors of the Company. According to the Plan, 6,818,182 ordinary shares of the Company are reserved to be issued to officers, directors, employees of the Company or other qualified personnel.

(b)
Raise funding through convertible redeemable preference shares

On January 14 and January 26, 2022, the Company entered into share subscription agreements with 6 shareholders (“Purchasers”), according to which the Company issued 9,923,135 Series A convertible redeemable preference shares (“preferred shares”) with an issuance price of US$8.8 per share, for a total cash consideration of US$87.3 million (RMB556.4 million). The issuance costs for Series A preferred shares were RMB8.6 million. These Purchasers are entitled to redemption rights, conversion rights and liquidation preferential rights and other shareholder rights. The preferred shares shall be redeemable upon events including, but not limited to, that the Company has not achieved a qualified IPO on or before September 30, 2022.

(c)
Merger Transaction

On June 10, 2022, the Company and RISE Education Cayman Ltd (“RISE”) completed the merger and other related transactions (the “Merger Transactions”), as a result of which the Company became a wholly-owned subsidiary of RISE and RISE assumed and began conducting the principal business of the Company. The name of RISE was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and its ticker was changed from “REDU” to “NAAS.” Pursuant to the Merger Agreement, RISE shall adopt and assume the Dada Auto Incentive Plan on June 10, 2022.

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

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Accounting for the Reverse Acquisition

The following unaudited pro forma condensed combined financial information was prepared under IFRS, and gives effect to the transaction between Rise Education Cayman Ltd (the “Company”) and Dada Auto (“NaaS”) to be accounted for as a reverse acquisition, with NaaS being deemed the acquiring company for accounting purpose. The Company does not operate any business upon the transaction, therefore the transaction is not qualified as a business combination under IFRS 3 Business Combination. In applying the reverse acquisition under IFRS 3 by analogy, NaaS is deemed to have issued shares to obtain control of the Company.

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

Pro Forma Condensed Combined Statement of Financial Position

As of December 31, 2021

	Company	NaaS		Pro Forma Adjustments	Note 2	Pro Forma Combined
		(as restated)		(as restated)		(as restated)
	RMB’000	RMB’000		RMB’000		RMB’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	16,027	8,489		556,356	(a)	580,872
Trade receivables	—	38,456		—		38,456
Prepayments, other receivables and other assets	14,451	105,833		—		120,284
Amounts due from related parties	177	—		—		177
Total current assets	30,655	152,778		556,356		739,789
Non-current assets
Right-of-use assets	—	19,766		—		19,766
Financial asset at fair value through profit or loss	—	5,000		—		5,000
Property, plant and equipment	—	548		—		548
Deferred tax assets	—	0		—		0
long-term receivables	—	0		—		0
Total non-current assets	—	25,314		—		25,314
Total assets	30,655	178,092		556,356		765,103
LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	—	7,067		—		7,067
Trade payables	—	16,872		—		16,872
Other payables and accruals	8,625	112,148		8,624	(a)	129,397
Total current liabilities	8,625	136,087		8,624		153,336
Non-current liabilities
Non-current lease liabilities	—	12,566		—		12,566
Other non-current liabilities	2,838	—		—		2,838
Convertible loan from related parties	108,334	—		(108,334)	(b)	—
Total non-current liabilities	111,172	12,566		(108,334)		15,404
Total liabilities	119,797	148,653		(99,710)		168,740
EQUITY
Ordinary shares	—	—	*	136,475	(c)	136,475
	6,964	—		(6,964)	(d)	—
Additional paid in capital	274,036	423,329		547,732	(a)	1,245,097
	—	—		108,334	(b)	108,334
	—	—		(136,475)	(c)	(136,475)
	—	—		(363,178)	(d)	(363,178)
	—	—		262,699	(e)	262,699
Accumulated losses	(403,149)	(393,890)		403,149	(d)	(393,890)
	—	—		(262,699)	(e)	(262,699)
Accumulated other comprehensive income	33,007	—		(33,007)	(d)	—
Total equity	(89,142)	29,439		656,066		596,363
Total equity and liabilities	30,655	178,092		556,356		765,103

* Representing amount less than RMB1,000.

Pro Forma Condensed Combined Statement of Loss and Comprehensive Loss

Year Ended December 31, 2021

	Company	NaaS	Pro Forma Adjustments	Note 2	Pro Forma Combined
		(as restated)	(as restated)		(as restated)
	RMB’000	RMB’000	RMB’000		RMB’000
Net Revenues from Online EV Charging Solutions	—	17,985	—		17,985
Net Revenues from Offline EV Charging Solutions	—	15,102	—		15,102
Net Revenues from Non-Charging Solutions and Other Services	—	366	—		366
Net Revenues	—	33,453	—		33,453
Other gains, net	—	138	—		138
Operating costs
Cost of revenues	—	(29,587)	—		(29,587)
Selling and marketing expenses	—	(193,340)	—		(193,340)
Administrative expenses	(30,003)	(34,458)	—		(64,461)
Research and development expenses	—	(30,253)	—		(30,253)
Total operating costs	(30,003)	(287,638)	—		(317,641)
Operating loss	(30,003)	(254,047)	—		(284,050)
Finance costs	2	(1,097)	—		(1,095)
Gain on troubled debt restructuring	279,097	—	—		279,097
Equity-settled listing cost	—	—	(262,699)	(e)	(262,699)
Net loss before income tax	249,096	(255,144)	(262,699)		(268,747)
Income tax expenses	—	(5,318)	—		(5,318)
Net income/(loss) from continuing operations	249,096	(260,462)	(262,699)		(274,065)
Net loss from discontinued operations, net of tax	(507,280)	—	—		(507,280)
Net loss	(258,184)	(260,462)	(262,699)		(781,345)
Net loss attributable to parent company	(248,487)	(260,462)	(262,699)		(781,345)
Net loss attributable to non-controlling interests	(9,697)	—	—		—

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

Note 2—Pro forma adjustments

(a)
Reflects an adjustment for the pro forma effect of fund raising by NaaS through the issuance of convertible redeemable preference shares, as if it had occurred on December 31, 2021. NaaS entered into share subscription agreements on January 14 and January 26, 2022, according to which NaaS issued 9,923,135 Series A convertible redeemable preference shares with an issuance price of US$8.8 per share, for a total cash consideration of US$87.3 million (RMB556.4 million). The issuance costs for Series A preferred shares were RMB8.6 million, which is reflected in other payables and accruals.
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
(e)
Reflects an adjustment for deemed consideration in respect of the reverse acquisition. The fair value of the deemed consideration for the transaction is RMB281.9 million, and the fair value of the net assets acquired is RMB19.2 million (considered conversion of the convertible note in adjustment(b)), the difference of them is RMB262.7 million, which was recognized as expenses in the statement of operations in the year ended December 31, 2021, representing the cost of the listing under IFRS 2.