Form 20-F
period 2022-12-31
NaaS Technology Inc.
filed 2023-05-01
CIK 1712178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
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
No.1 Yaojiayuan South Road, Chaoyang District
, Beijing, 100024, The People’s Republic of China
(Address of Principal Executive Offices)
Alex Wu, Chief Financial Officer
Telephone: +86 (10) 8551 1066
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 549,430,353 Class A ordinary shares, par value US$0.01 per share, 248,888,073 Class B ordinary shares, par value US$0.01 per share, and 1,398,659,699 Class C ordinary shares, par value US$0.01 per share, as of
December 31
, 2022.
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
of the Exchange Act).    ☐  Yes    ☒  No
(APPLICABLE ONLY TO COMPANIES INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

•

“ADS” means the American depositary share NaaS Technology Inc., each representing 10 Class A ordinary shares of NaaS Technology Inc., par value US$0.01 per share, as listed on Nasdaq Capital Market under the symbol “NAAS” upon and after the Closing, and the American depositary share of RISE Education Cayman Ltd prior to the Closing.

•	“CAC” means the Cyberspace Administration of China.

•	“China” or “PRC” means the People’s Republic of China.

•	“Class A ordinary share” means each Class A ordinary share of NaaS Technology Inc., par value $0.01 per share.

•	“Class B ordinary share” means each Class B ordinary share of NaaS Technology Inc., par value $0.01 per share.

•	“Class C ordinary share” means each Class C ordinary share of NaaS Technology Inc., par value $0.01 per share.

•	“Closing” means the consummation of the Mergers.

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

•	“CSRC” means the Chinese Securities Regulatory Commission.

•	“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

•	“Dada Auto” is an exempted company incorporated with limited liability under the laws of the Cayman Islands.

•	“DCFC” means direct current fast charger with 30kW power output or more.

•

“dedicated charger” or “dedicated DCFC” means non-DCFC EV charger or DCFC, as applicable, that is dedicated to public utility vehicles or used exclusively by government agencies, corporations, or other specific groups of users.

•	“Effective Time” means the effective time of the Merger, which was on June 10, 2022.

•	“end-users” means EV drivers, being the end-users of our EV charging services.

•	“EV” means electric vehicle.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

•	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board. “IRS” means the U.S. Internal Revenue Service.

•	“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.

•	“Kuaidian” means the Kuaidian mobile application, and Kuaidian Weixin mini-program, each of which connects EV drivers with charging stations and chargers.

•	“Merger” or “Mergers” has the meaning ascribed to it in “Item 4. Information on the Company––A. History and Development of the Company.”

•	“Merger Agreement” has the meaning ascribed to it in “Item 4. Information on the Company––A. History and Development of the Company.”

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

•	“PCAOB” means the U.S. Public Company Accounting Oversight Board.

•	“PRC subsidiaries” means our subsidiaries in mainland China.

•	“PRC laws,” “PRC rules,” and “PRC regulations” mean the laws, rules and regulations of the PRC.

•

“public charger” or “public DCFC” means non-DCFC EV charger or DCFC, as applicable, that is installed in public area and accessible to the general public, and excludes, for the avoidance of doubt, dedicated charger.

•	“Renminbi” or “RMB” means the legal currency of the PRC, and “US$” or “U.S. dollars” means the legal currency of the United States.

•

“Restructuring” means the series of transactions that NaaS completed in 2022 to restructure its organization and its EV charging service business, as described in greater detail in “Item 4. Information on the Company—A. History and Development of the Company.”

•

“RISE” means RISE Education Cayman Ltd, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and, if applicable, its consolidated subsidiaries. Upon the Closing, RISE changed its name to “NaaS Technology Inc.”

•	“SEC” means the United States Securities and Exchange Commission.

•	“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

•	“Transactions” means the Mergers and all transactions contemplated by the Merger Agreement.

•	“VIE” means variable interest entity.

•

“we,” “us,” “our,” “our company,” or the “Company” means, upon and after the Closing, NaaS Technology Inc. and its subsidiaries and, prior to the Closing, RISE Education Cayman Ltd and its consolidated subsidiaries.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

Any discrepancies in any table in this annual report between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those included in “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may include statements relating to, among other things:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	our ability to continuously develop new technology, services and products and keep up with changes in the industries in which we operate;

•	the expected growth of China’s EV charging industry and EV charging service industry and our future business development;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our ability to protect and enforce our intellectual property rights;

•	our ability to attract and retain qualified executives and personnel;

•	the COVID-19 pandemic and the effects of government and other measures seeking to contain its spread;

•	U.S.-China trade war and its effect on our operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements;

•	our expectations regarding our relationships with end-users, customers, suppliers and other business partners;

•	our ability to achieve anticipated benefits of the Mergers;

•	competition in our industry;

•	relevant government policies and regulations related to our industry; and

•	fluctuations in general economic and business conditions in China and globally.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report on Form 20-F. You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Holding Company Structure

NaaS Technology Inc. is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, NaaS Technology Inc. may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to NaaS Technology Inc. may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and could cause the value of our securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our holding company structure involves unique risks to investors. If in the future we were to amend our operating structure to use any VIE again for our operations in China or if PRC regulatory authorities were to disallow our holding company structure, additional risks and uncertainties will be involved.”

Historically, NaaS’ EV charging service business in China was a part of NewLink’s businesses and was primarily conducted through NewLink’s consolidated entities including Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) and its subsidiaries. In 2022, NaaS completed a series of transactions to restructure its organization and its EV charging service business (the “Restructuring”). As part of the Restructuring, Dada Auto, through a subsidiary, Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (“Anji Zhidian”), entered into contractual arrangements with Kuaidian Power Beijing and its shareholders (the “VIE Agreements”), as a result of which (i) Kuaidian Power Beijing initially became a VIE of Dada Auto, and (ii) Dada Auto became entitled to receive substantially all of the economic benefits generated by Kuaidian Power Beijing as primary beneficiary and was responsible for any and all economic losses Kuaidian Power Beijing incurred. A summary of certain material terms of the VIE Agreements is as follows:

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

During the process of the Restructuring, the VIE Agreements were terminated in April 2022, and Kuaidian Power Beijing ceased being a VIE of Dada Auto. Following the completion of the Restructuring, we do not have any VIE and we conduct our operations in China through our subsidiaries. For more information on our corporate history and the Restructuring, see “Item 4. Information on the Company—A. History and Development of the Company.”

If in the future we were to amend our operating structure to use any VIE again for our operations in China, we will have to rely on contractual arrangements with a VIE and its shareholders for the conduct of such operations. These contractual arrangements, however, may not be as effective as direct ownership in such VIE. For instance, if we were to have direct ownership of a VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. On the other hand, under contractual arrangements, we will have to rely on the performance by a VIE and its shareholders of their contractual obligations in order to exercise control over such VIE. To the extent there will be any dispute relating to these contracts, we may have to incur substantial costs and expend additional resources to enforce such arrangements through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Furthermore, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to a VIE structure and it is uncertain whether any new PRC laws or regulations in this respect will be adopted or if adopted, what they would provide. Therefore, if we were to adopt a VIE again in the future, PRC regulatory authorities could disallow such structure, which, in turn, would likely result in a material change in our operations and in the value of our securities and could cause the value of our securities to significantly decline or become worthless.

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

As used in this annual report, “we,” “us,” “our,” or “our company” means, upon and after the Closing, NaaS Technology Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries, and, prior to the Closing, RISE Education Cayman Ltd, a Cayman Islands exempted company with limited liability, and its consolidated subsidiaries.

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including the auditors that issued the audit reports included in this annual report and in our annual report on Form 20-F for the fiscal year ended December 31, 2021. In June 2022, the SEC conclusively listed RISE as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect the auditors that issued the audit reports included in this annual report and in our annual report on Form 20-F for the fiscal year ended December 31, 2021 in relation to their audit work performed for such reports and the inability of the PCAOB to conduct inspections of these auditors in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Government Authorities

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and we have obtained the business licenses issued by the Market Supervision Administration department of Qingdao Laoshan district, Beijing Tongzhou district, Beijing Chaoyang district, Zhuzhou Anji county, Xi’an high-tech zone, Zibo high-tech zone, and Qingdao Huangdao district, being all licenses, permits, and registrations from the PRC government authorities that are required for our business operations under current PRC laws, regulations and rules, and such licenses, permits, and registrations have not been denied by any PRC government authorities.

On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022 (the “2022 Cybersecurity Review Measures”). According to the 2022 Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. The China Cybersecurity Review Technology and Certification Center (the “CCRC”), the institution designated by the CAC to receive application materials for cybersecurity review and conduct examinations of such applications, confirmed with NaaS that if NaaS did not possess more than one million individuals’ personal information, it would not be required to apply for a cybersecurity review in connection with the Mergers or the Transactions. Because NaaS had transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to a third-party service provider prior to the Mergers, it did not possess more than one million individuals’ personal information. Based on the foregoing, our PRC special legal counsel in respect of PRC data compliance law is of the view that a cybersecurity review is not required in connection with the Mergers or the Transactions under current PRC laws, regulations and rules.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by Domestic Enterprises (CSRC Announcement [2022] No. 43) (the “Overseas Listing Measures”), which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (the “Notice on Overseas Listing Measures”). According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering.

Other than the CSRC filing procedure we are required to make after the completion of this offering, we and our PRC subsidiaries are otherwise (i) not required to obtain permissions from the CSRC, as advised by our PRC legal counsel, (ii) are not required to file an application for cybersecurity review by the CAC, as advised by our PRC special legal counsel in respect of data compliance, and (iii) have not been asked to obtain or denied such and other permissions by any PRC government authority, under current PRC laws, regulations and rules in connection with the Mergers and the Transactions and as of the date of this prospectus. However, given (i) the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, (ii) the PRC government’s ability to intervene or influence our operations at any time, and (iii) the rapid evolvement of PRC laws, regulations, and rules which may be preceded with short advance notice, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations, the Mergers, the Transactions, or for our offerings overseas in the future and our conclusion on the status of our licensing compliance may prove to be mistaken. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Specifically, if it is determined in the future that approval and filing from the CSRC, the CAC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures, are required for the Mergers or the Transactions, or for our overseas offerings in the past, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain or delay in obtaining such approval or complete such filing procedures, or a rescission of any such approval if obtained, would subject us to sanctions by the CSRC, the CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. The CSRC, the CAC, and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse the Mergers and the Transactions. In addition, if the CSRC, the CAC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for the Mergers, the Transactions or our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Cash and Asset Flows through Our Organization

NaaS Technology Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, NaaS Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NaaS Technology Inc. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or other transfers of any of their net assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require a foreign-invested enterprise to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. To the extent cash in our business is in China or in an entity in mainland China, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. As a result, our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business may be materially and adversely affected.

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

In 2021 and 2022, (i) payments totaling RMB279.8 million and RMB1,677.4 million (US$243.2 million) were made among NewLink’s consolidated entities that conducted NaaS’ business; (ii) advances totaling RMB497.9 million and RMB1,675.7 million (US$242.9 million) were made among NewLink’s consolidated entities that conducted NaaS’ business; and (iii) no dividend or other distribution were made by any of the NewLink’s consolidated entities that conducted NaaS’ business.

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

Under PRC law, NaaS Technology Inc. and our offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements, and our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or transferring any of their net assets to NaaS Technology Inc. or our offshore subsidiaries. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash.

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

•	Our operations have been and may continue to be negatively affected by the COVID-19 pandemic.

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

•

The PCAOB had historically been unable to inspect the auditors that issued the audit reports included in this annual report and in our annual report on Form 20-F for the fiscal year ended December 31, 2021 in relation to their audit work performed for such reports and the inability of the PCAOB to conduct inspections of these auditors in the past has deprived our investors with the benefits of such inspections.

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

Risks Related to Our ADSs and Trading Market

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

NaaS incurred net loss of RMB77.9 million, RMB260.5 million and RMB5,637.4 million (US$817.3 million) in 2020, 2021 and 2022, respectively, and adjusted net loss of RMB77.9 million, RMB249.7 million and RMB354.1 million (US$51.3 million) in 2020, 2021 and 2022, respectively. We expect to continue to incur significant operating expenses and net losses for the near term and expect that our net loss will increase in 2022 compared with 2021. There can be no assurance that we will be able to achieve profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, the widespread adoption of electric passenger and other vehicles and other electric transportation modalities, which may not occur.

NaaS experienced rapid growth and we expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

NaaS had serviced more than 17,000, 30,000 and 50,000 charging stations as of December 31, 2020, 2021 and 2022, respectively. The total number of chargers accessible through its network was over 131,000 in 2020, 278,000 in 2021 and reached 515,000 in 2022, representing a yearly increase of 598%, 112%, and 85% in 2020, 2021 and 2022, respectively.

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

NaaS launched its mobility connectivity services in 2019. Full station operation commenced in June 2020 and Innovative and Other Businesses were launched one month later. NaaS began to provide hardware procurement services in July 2020, and electricity procurement services in October 2020. NaaS further added SaaS products and services targeting EVs and station operation and maintenance to its portfolio of solutions in 2021. We released a autonomous charging robot prototype in 2023 and we are rolling out competitive virtual power plant platform.

Historically, NaaS’ EV charging service business in China was primarily carried out through NewLink and its consolidated entities. Kuaidian Power Beijing also operated Kuaidian, the mobile application and the Weixin mini-program that connect EV drivers with charging stations and chargers. In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business, including transactions where (i) Dada Auto, through a subsidiary, entered into contractual arrangements with Kuaidian Power Beijing, as a result of which Kuaidian Power Beijing initially became a VIE of Dada Auto, but such arrangements were terminated in April 2022 and Kuaidian Power Beijing ceased being a VIE of Dada Auto, and (ii) the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian were transferred to a third-party service provider. For more information on our corporate history and the Restructuring, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on our collaborative arrangements with the operator of Kuaidian in delivering our EV charging solutions.”

As a result of the Restructuring, we do not have any VIE and we conduct our operations in China through our subsidiaries as of the date of this annual report. We are subject to many risks associated with NaaS’ limited operating history and the Restructuring. As a result of the divestment of the rights of NaaS in the operation of Kuaidian and related data, NaaS has been and we currently are in the process of, adjusting the business operations and model with respect to EV charging services. There is no assurance that such adjustment will be successful or will result in growth, revenue or profit. We may further experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period. Additionally, it is difficult to forecast the full impact of the Restructuring and it is uncertain whether the Restructuring will eventually be beneficial to us. We are also faced with risks and challenges with respect to our ability to:

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

The EV charging market is in its early stage and is constantly evolving. New demands and preferences continue to emerge from industry participants, especially from charging stations and owners and EV drivers. The EV charging market in China is unique in the sense that there is overall a very high demand for public charging infrastructure due to the scarcity of private or residential charging facilities. The trend towards the primacy of public charging is expected to continue in China and our product and service offerings are tailored in anticipation of this market development. There is however no assurance that public charging will be or will remain as the predominant mode of charging in China and the possibility of a transition to private charging or battery swap as the primary mode of charging, following a change in end-user preference, legislative initiatives or otherwise, cannot be gainsaid. We will be tested on our ability to forecast and meet shifts in the market and to make timely adaptation of our product and service offerings. If we fail to do so, our business, operating results, prospects and financial condition will be adversely affected.

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

The public EV charging service market in China is relatively new and competition is still developing.

We primarily compete with other EV charging service providers. Some charging station customers in China require solutions not yet available and the continuous arrival of new players in this market heightens the need for us to develop and maintain our competitive edge. In addition, there are multiple competitors in China with limited funding or capabilities, which could cause poor experiences, hampering overall EV adoption or trust in that particular provider or the EV charging service market as a whole.

Because the public EV charging service market in China is relatively nascent, our charging station customers and we have been and are expected to continue exploring different business models and innovate our product and service offerings. Our station customers are launching products and services that compete with our offerings and may continue to do so in the future. In addition, charging stations will seek to acquire and connect with end-users directly and reduce their reliance on third-party EV charging service provider like us. They may also be able to drive out EV charging service providers like us from a certain geography by dominating or monopolizing EV charging services in that locale.

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

As of the date of this annual report, NewLink has the right to vote 90.6% of our ordinary shares and has substantial influence over our affairs. We also rely on certain services provided by and cooperative arrangements entered into with NewLink and we benefit significantly from the strong market position, industrial insights, brand recognition and extensive upstream and downstream resources of NewLink.

There is no assurance that we will continue to maintain the same collaborative arrangements with or receive the same level of support from NewLink. Any failure by NewLink to perform its obligations under these arrangements or any change to NewLink’s own business, including its future operational needs, results of operations and cash flow and capital expenditure requirements, could affect our arrangements with NewLink or the level of support that NewLink is able or willing to offer to us, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows. Prior to the completion of the Transactions, NewLink bore certain expenses which were incurred for our benefits but there is no certainty that NewLink will continue to do so. If we were to settle such expenses on our own historically, our financial condition and results of operations could be adversely affected and could have differed from those presented in this annual report. In addition, to our knowledge, NewLink intends to distribute some or all of the ordinary shares of ours that it owns to its shareholders, which could significantly reduce its shareholding. In the event that NewLink ceases to be a significant shareholder of ours as a result of such distribution, our collaborative relationship with NewLink may suffer, and NewLink may reduce the level of support it affords us or otherwise take actions that are not in our best interests or the best interests of our other shareholders, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on our collaborative arrangements with the operator of Kuaidian in delivering our EV charging solutions.

We benefit significantly from and we are expected to continue relying on Kuaidian’s existing user base and services for our mobility connectivity services, connecting end-users on Kuaidian with our charging station customers.

Historically, Kuaidian Power Beijing operated Kuaidian. As part of the Restructuring, the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third-party service provider as of the date of this annual report.

A series of agreements, including a Business Cooperation Agreement, a Data Service Agreement and a Charging Business Cooperation Agreement, took effect in March 2022 between NaaS and the third-party service provider pursuant to which NaaS has and is expected to continue to receive certain services from such operator in relation to the delivery of EV charging solutions for an initial term of five years. There is however no assurance that we will continue to maintain the same collaborative arrangements with or receive the same level of services from the third-party service provider. If the arrangement between NaaS and the third-party service provider is terminated or expires without renewal, or if the third-party service provider fails to perform its obligations under this arrangement, becomes unable to provide its services timely and effectively, or at all, or decides to conduct its business or operate Kuaidian in a way that is detrimental to our business interests, our business may be severely interrupted and there would be a material adverse effect on our business, results of operations, financial condition, and prospects. Further, because the third-party service provider is the sole service provider through whom we are given access to Kuaidian’s existing user base and services, we also face risks resulting from our reliance on a single service provider for a key aspect of our business. For examples, if the third-party service provider terminates the business cooperation agreement with us or if the agreement expires without renewal, we may not be able to identify an alternative service provider that provides comparable services. Even if we find an alternate provider, we may not be able to enter into a similar agreement with such alternate provider in a timely manner or on terms that are acceptable to us or at all and there are also significant risks associated with any transitioning activities. This will cause significant disruption to our business, which could in turn materially and adversely impact our business, results of operations, financial condition, and prospects.

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

We are and we expect to be dependent on our in-house business development team to identify new charging station customers and explore near-term and long-term opportunities and convert them into our customers. We expect to continue expanding our direct business development force but we may not be able to recruit or retain a sufficient number of qualified personnel, which may adversely affect our ability to expand our business development capabilities. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Furthermore, hiring business development personnel in new regions can be costly, complex and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the initial revenue expected from those countries. There is significant competition for qualified business development personnel with strong sales skills and technical knowledge. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified business development personnel and on such personnel attaining desired productivity levels within a reasonable amount of time.

We also seek to improve the efficiency of our mobility connectivity services and attract more charging stations and end-users to join our network through a variety of online and offline marketing and branding activities and promotions targeting end-users and other users of our EV charging network. This continues to require us to improve our marketing approaches and experiment with new marketing methods to keep pace with industry developments and end-user preferences. Failure to refine our existing marketing strategies or to introduce new marketing activities in a cost-effective manner could reduce our customer mindshare, lower the effectiveness of the EV charging solutions we provide to our station customers and negatively impact our revenues, and consequently affect our profitability.

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

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with both our end-users and our station customers. We seek to improve the efficiency of our mobility connectivity services and attract more charging stations to join our network through a range of marketing, branding and promotional activities that target our end-users.

The promotion of our brand may require us to make substantial investments, including incentives offered to end users, and we anticipate that, as the market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. If we scale back our marketing activities or if our marketing efforts or the channels we use to promote our products and services become less effective, or if our competitors decide to devote more resources to marketing activities, we may fail to attract new end-users or charging stations or to retain our existing end-users or charging stations, in which case our business, operating results and financial condition, would be materially and adversely affected.

Our operations have been and may continue to be negatively affected by the COVID-19 pandemic.

Since late 2019, the outbreak of a novel strain of coronavirus named COVID-19 has materially and adversely affected the global economy. In response, governments around the world imposed widespread lockdowns, closure of work places and restrictions on mobility and travel to contain the spread of the virus. Our business has been affected by the COVID-19 pandemic in the past. For example, due to slowed economic activities, end-users have become more price-sensitive and we may be required to provide more incentives and expend more resources on marketing activities to help generate more charging transactions for our charging station customers. Disruptions in the manufacturing, delivery and overall supply chain of vehicle and charging equipment manufacturers and suppliers have resulted in additional costs and, to a lesser extent, component shortages, and have led to fluctuations in the growth of EV sales in markets around the world and had an impact on our procurement services.

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

The longer-term trajectory of COVID-19 and the effects of mutations in the virus, both in terms of scope and intensity of the pandemic, together with their impact on our industry and the broader economy are still difficult to assess or predict and pose significant uncertainties that will be difficult to quantify. If the situation takes a turn for the worse in China, or if there is not a material recovery in other markets where we operate, our business, results of operations and financial condition could be materially and adversely affected.

We currently have a concentrated station customer base with a limited number of key station customers. The loss of one or more of our key station customers, or a failure to renew our agreements with one or more of our key station customers, could adversely affect our results of operations and ability to market our products and services.

NaaS derived a substantial portion of its revenue from a limited number of key station customers. Although we plan to expand and diversify our station customer base, we still expect to be reliant on our major station customers. For the year ended December 31, 2022, NaaS’ top five station operator customer accounted for approximately 19.5% of its revenue. In addition, a substantial number of charging stations on our network are operated under a franchise business model offered by one of our customers. These stations are connected to our network via our key station customer and we have no direct business relationship with their operators.

We expect that a substantial portion of our revenue will continue to be derived from a relatively limited number of station customers. If we were to lose any of our key station customers, or if any of such customers experiences lower sales or lower charging volume, decides to conduct its business in a way that is not aligned with our business interests, or take other actions that are detrimental to our interests, there could be a material adverse effect on our results of operations, business, financial condition, and prospects. Key station customers may also seek, and on occasion receive, pricing, payment or other commercial terms that are less favorable to us and can hurt our competitive position.

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

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in the acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. There have been fluctuations in terms of year-over-year growth in sales volume in China recently for passenger vehicles in general as well as for EVs. It cannot be predicted how the consumer demand for EVs and for passenger vehicles in general will develop in the future. COVID-19 also had a significant adverse impact on EV sales and automobile sales in general in China. Amid the market slowdown, certain automakers operating in China have suffered declining performance or financial difficulties. If the consumer demand for EVs in China abates, our business, financial condition and results of operations could be materially and adversely affected.

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

We may receive additional inquiries from regulatory authorities regarding the Restatement. We and our current and former directors and officers may be subject to future claims, investigations or proceedings arising from the Restatement. Any future inquiries from the SEC or other regulatory authorities, or future claims or proceedings as a result of the Restatement will, regardless of the outcome, likely consume a significant amount of our internal resources and result in additional costs. In addition, we may be the subject of negative publicity focusing on the Restatement and adjustment of NaaS’ financial statements, and we may be adversely impacted by negative reactions from our customers or others with whom we do business, including negative perceptions of or concerns over our internal controls. Such adverse publicity and potential reactions from customers and other business partners could harm our business and have an adverse effect on our financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, need to restate our financial statements for prior periods, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In connection with the audit of the restated combined financial statements of NaaS as of and for the years ended December 31, 2020 and 2021, one material weakness in NaaS’ internal controls over financial reporting has been identified. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is that NaaS lacks sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. The material weakness has led to the restatement of combined financial statements of NaaS as of and for the years ended December 31, 2020 and 2021 and if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate this material weakness. See “Item 15. Controls and Procedures - Management’s Plan for Remediation of Material Weaknesses.” However, the implementation of these measures did not fully address the material weakness in our internal controls over financial reporting and our management concluded that the material weakness continued to exist as of December 31, 2022.

Further, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022 included in this annual report, we also identified deficiencies of ineffective information technology general controls in the areas of policies and procedures, program change and user access management over certain information technology systems that support financial reporting processes that in the aggregate constitute a material weakness.

Therefore, as of December 31, 2022, two material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB existed that arose from our (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, and (ii) ineffective information technology general controls in the areas of policies and procedures, program change and user access management over certain information technology systems that support financial reporting processes. Such material weaknesses, if not timely remediated, may lead to significant misstatements in our consolidated financial statements in the future.

Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purpose of identifying and reporting any material weaknesses in our internal control over financial reporting. Had our independent registered public accounting firm been required to perform an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Our failure to correct any material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements, require us to restate our financial statements for prior periods and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal controls over financial reporting could significantly hinder our ability to prevent fraud.

Furthermore, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal controls over financial reporting, it may have identified additional material weakness. We are subject to the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal controls over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal controls over financial reporting is not effective as of December 31, 2022. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations have required additional attention from our management, operational and financial resources and systems. We may be unable to timely complete our evaluation and testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weakness in our internal controls over financial reporting. In addition, if we fail to maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control overs financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.

Historically, our PRC subsidiary, Kuaidian Power Beijing, operated Kuaidian. As part of the Restructuring, the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third-party service provider as of the date of this annual report. NaaS entered into a business cooperation agreement with the third-party service provider, pursuant to which NaaS will receive certain services from such operator in relation to the delivery of EV charging solutions.

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

The PRC Criminal Law, as most recently amended on March 1, 2021, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obligated to provide security maintenance for their products and services and to comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. On September 14, 2022, the CAC issued a proposed revision of the Cyber Security Law, purporting to increase fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year. The Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020, and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under Chinese civil law.

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

In April 2020 the Chinese government promulgated the Cybersecurity Review Measures (the “2020 Cybersecurity Review Measures”), which came into effect on June 1, 2020. On December 28, 2021, the Chinese government promulgated the amended Cybersecurity Review Measures (the “2022 Cybersecurity Review Measures”), which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators’ purchase of network products and services and internet platform operators’ data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. Under the Regulation on Protecting the Security of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, effective September 1, 2021, “critical information infrastructure” is defined as important network facilities and information systems in important industries and fields, such as public telecommunication and information services, energy, transportation, water conservancy, finance, public services, e-government and national defense, science, technology and industry, as well as other important network facilities and information systems that, in case of destruction, loss of function or leak of data, may severely damage national security, the national economy and the people’s livelihood and public interests. As of the date of this annual report, neither we nor the third-party service provider has been informed by any PRC governmental authority that we or it operates any “critical information infrastructure.”

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

As of the date of this annual report, neither we nor the third-party service provider has been directed by any PRC governmental authority to apply for cybersecurity review, or received any inquiry, notice, warning, sanction in such respect or been denied permission from any Chinese authority with respect to the listing on a stock exchange in any foreign country, the Mergers or the Transactions. However, as the PRC government has the authority and discretion to interpret and implement these laws and regulations and there remains uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, there is no assurance that we or the third-party service provider will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations on Network Data Security (if enacted) as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can it be assured that we or the third-party service provider would be able to pass any cybersecurity review if required. In addition, we and the third-party service provider could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to any new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, prospects, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us or the third-party service provider, which may have a material adverse effect on our business, financial condition and results of operations.

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

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. Such data export measures requires that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. The security assessment requirement also applies to any transfer of important data outside of China.

The MIIT promulgated the Administrative Measures on Data Security in the Field of Industry and Information Technology (for Trial Implementation), effect on January 1, 2023. The Measures applies to the data processing activities in the field of industry and information technology carried out within the territory of China, and sets out a series of data security protection obligations for data processors in such field, such as establishing a full life-cycle data security management system, appointing data security management personnel, and conducting filings for the important data and core data processed by the data processors.

Pursuant to the 2022 Cybersecurity Review Measures, we conducted a self-assessment with respect to the status of our compliance with the Cyber Security Law, the Data Security Law, the Personal Information Protection Law, and the relevant implementing regulations and we implemented various measures to improve the overall compliance level. We are of the view that our existing practices are compliant with applicable requirements imposed under the foregoing laws, rules and regulations, including the regulations or policies that have been issued by the CAC to date, in all material respects. However, regulatory requirements on cybersecurity and data privacy are evolving and can be subject to varying interpretations or significant changes. While NaaS transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to the third-party service provider and despite our efforts to comply with laws and regulations relating to privacy, data protection and information security, there is no guarantee that the current security measures, practices and operations of ours and of the third-party service provider are and will remain compliant with applicable laws. In the event of non-compliance or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, our reputation could be harmed and we may be subject to investigations and penalties by PRC governmental authorities, including fines, suspension of business, and revocation of required licenses, as well as private claims and litigations, any of which could materially and adversely affect our business, prospects, financial condition and operating results and could result in a material impact on the value of our securities.

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

Our future growth depends on penetrating new markets, adapting existing products and services to new applications and customer requirements, and introducing new products and services that achieve market acceptance. NaaS’ research and development expenses were RMB17.6 million, RMB30.3 million and RMB36.6 million (US$5.3 million) in 2020, 2021 and 2022, respectively. We are expected to incur greater research and development expenses in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

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

To date, we have not experienced a system failure, cyber-attack or security breach that has resulted in a material interruption in our operations or material adverse effect on our financial condition. In the event we or our third-party collaborators experience significant disruptions, we may, despite having developed emergency plans for security incidents, be unable to repair such systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and harm our business, financial condition and results of operations. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

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

We may face inventory risk.

In connection with our hardware procurement solutions, we may in the future maintain an inventory of hardware, such as chargers, and to directly undertake the procurement and sales activities. As a result, we may be exposed to significant inventory risks that may adversely affect our results of operations of due to seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in charging station demand and preference and charging station spending patterns, spoilage, and other factors. Demand for charging station hardware products may change between the time inventory or components are ordered and the date of sale. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. Any one of the inventory risk factors set forth above may adversely affect our business, financial condition, and results of operations.

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

Furthermore, we may in the future undertake to construct charging stations or install chargers at customer sites or manage contractors. Working with contractors may require us to obtain licenses or require us or our charging station customers to comply with additional rules, working conditions and other union requirements, which can add costs and complexity to a construction or installation project. In addition, if we or the contractors are unable to provide timely, thorough and quality construction or installation-related services, station customers could fall behind their construction schedules leading to liability to us or cause station customers to become dissatisfied with the solutions our offers and our overall reputation would be harmed.

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

The PRC government has significant oversight over business operations conducted in mainland China, Hong Kong and Macau, and the PRC government may intervene and influence our operations at any time, which could result in a material adverse change in our operation and the value of the ADSs. Specifically, the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong and Macau in the future. As of the date of this annual report, we have no material operations in Hong Kong and we are of the view that there is currently no laws or regulations in Hong Kong that has a material impact on us.

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

We conduct our business primarily through subsidiaries in China. Operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation and enforcement of many laws, regulations and rules may involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

The PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PCAOB had historically been unable to inspect the auditors that issued the audit reports included in this annual report and in our annual report on Form 20-F for the fiscal year ended December 31, 2021 in relation to their audit work performed for such reports and the inability of the PCAOB to conduct inspections of these auditors in the past has deprived our investors with the benefits of such inspections

The auditors that issued the audit reports included in this annual report and in our annual report on Form 20-F for the fiscal year ended December 31, 2021, each as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Each of these auditors is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of these independent registered public accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and each of the auditors that issued the audit reports included in this annual report and in our annual report on Form 20-F for the fiscal year ended December 31, 2021 was subject to that determination. In May 2022, the SEC conclusively listed RISE as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

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

On February 17, 2023, the CSRC published the Overseas Listing Measures which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering.

On December 27, 2021, the NDRC and the Ministry of Commerce (the “MOFCOM”), jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company, which engages in any prohibited business set out in the list, seeks an overseas offering or listing, it must first obtain the approval from the competent governmental authorities. In addition, the foreign investors in such company must not be involved in its operation or management, and their ownership interest should be subject to limitations imposed under regulations on investments in domestic securities by foreign investors. Because the 2021 Negative List is recently issued, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent we will be subject to these new requirements. If we are required to comply with these requirements but fail to do so on a timely basis if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, there is no assurance that new rules or regulations promulgated in the future will not impose additional requirements on us, including retrospectively with respect to the Mergers and the Transactions. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures and the Draft Administrative Regulations on Network Data Security, are required for the Mergers or Transactions, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain such approval or complete such filing procedures or any delay in obtaining such approval or completing such filing procedures for the Mergers or Transactions, or a rescission of any such approval if obtained, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. The CSRC and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse the Mergers and the Transactions. In addition, if the CSRC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

According to the M&A Rules, where a domestic company, enterprise or natural person intends to acquire its or his/her related domestic company in the name of an offshore company which it or he/she lawfully established or controls, the acquisition should be subject to the examination and approval of the MOFCOM. Historically, NaaS’ acquisition of several PRC entities could have fallen within the ambit of the M&A Rules and required the prior approval of the MOFCOM. No such approval had been applied for or obtained and the acquisition could be deemed invalid.

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

Risks Related to Our ADSs and Trading Market

Our multi-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares and the ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. In respect of matters requiring the votes of our shareholders, holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as one class, and holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary shares at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary share or Class C ordinary shares under any circumstances. Our currently effective memorandum and articles of association prohibits any Class B ordinary shares held by NewLink from being disposed of or otherwise transferred to any person other than to Mr. Zhen Dai and persons affiliated with him. Our currently effective memorandum and articles of association also requires any Class B ordinary shares or Class C ordinary shares to be automatically converted into Class A ordinary shares upon a transfer of such Class B ordinary shares or Class C ordinary shares to any person other than to Mr. Zhen Dai and persons affiliated with him.

As of the date of this annual report, NewLink beneficially owns 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares, which account for an aggregate of 90.6% of the voting power represented by all our issued and outstanding shares. As a result, NewLink will have the power to control all matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and all other major corporate transactions. Mr. Zhen Dai, as the chairman of the board of directors and chief executive officer of NewLink, is expected to be able to exercise, through NewLink, significant influence and vote power over matters submitted to our shareholders for approval. In addition, NewLink may choose to distribute all or any of our ordinary shares to NewLink’s shareholders. By way of example, a distribution of 100% of our ordinary shares owned by NewLink to its shareholders will result in all issued and outstanding Class C ordinary shares being converted into Class A ordinary shares and all issued and outstanding Class B ordinary shares being held by Mr. Zhen Dai or his affiliates, and those Class B ordinary shares are expected to account for approximately 56.6% of the voting power represented by all our issued and outstanding shares, giving Mr. Zhen Dai the direct power to control all matters submitted to our shareholders for approval.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market listing standards.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Stock Market listing standards.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on the current and anticipated value of our assets and composition of our income and assets, we do not expect to be a PFIC for the taxable year ended December 31, 2022 or the foreseeable future.

While we do not expect to be or become a PFIC for the taxable year ended December 31, 2022, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

Our multi-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our multi-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our multi-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our multi-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by the United States District Court for the Southern District of New York or a state court in New York County, New York. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Our ADS holders do not have the same rights as our registered shareholders. As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and vote with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Item 4. Information on the Company

A.	History and Development of the Company

Corporate History of RISE

In July 2013, Bain Capital Rise Education II Cayman Limited was incorporated as an exempted company under the laws of the Cayman Islands, and it was renamed as RISE Education Cayman Ltd in June 2017.

In July 2013, Rise IP (Cayman) Limited (“Rise IP”), was incorporated as an exempted company under the laws of the Cayman Islands. Subsequently, a number of RISE’s wholly owned subsidiaries were established to acquire Rise IP and certain operating assets and entered into a series of contractual arrangements with Beijing Step Ahead Education Technology Development Co., Ltd. (the “Rise VIE”), its schools and its shareholders. As a result, the RISE VIE and its subsidiaries and schools became RISE’s consolidated entities.

RISE listed the ADSs on the Nasdaq under the symbol “REDU” on October 20, 2017.

The Assets Sale

Prior to becoming a shell company, RISE Education Cayman Ltd was a holding company without substantive operations. RISE Education Cayman Ltd, primarily through its PRC subsidiary, Rise (Tianjin) Education Information Consulting Co., Ltd. (the “Rise WFOE”), and the Rise VIE, provided after-school English teaching and tutoring services to students aged three to 18 in China and was a leading service provider in the China market.

On December 1, 2021, Wuhan Xinsili Culture Development Co., Ltd. (the “Buyer SPV”), Rise WFOE, Rise VIE, RISE Education International Limited (“Rise HK”), Rise IP and RISE entered into a purchase agreement (the “WFOE Purchase Agreement”). Pursuant to the WFOE Purchase Agreement, RISE agreed to, through Rise HK, sell all of the equity interests in Rise WFOE to the Buyer SPV (the “WFOE Sale”), in consideration of the Buyer SPV (i) paying to Rise HK a consideration of RMB1, and (ii) assuming all liabilities of Rise WFOE and its subsidiaries. The Buyer SPV is a limited liability company controlled by a buyer consortium consisting of certain of RISE’s franchisees and an affiliate of RISE’s senior management, who are PRC nationals.

Also on December 1, 2021, Rise Education Cayman I Ltd, RISE’s wholly-owned indirect subsidiary (the “IP Seller”), Bain Capital Rise Education IV Cayman Limited, a major shareholder of RISE (the “Major Shareholder”), and RISE entered into a share purchase agreement (the “IP Holdco Purchase Agreement”, collectively with the WFOE Purchase Agreement, the “Purchase Agreements”). The IP Seller is also the borrower under the Facilities Agreement (defined below). Pursuant to the IP Holdco Purchase Agreement, the IP Seller and RISE agreed to sell all of the equity interests in Rise HK and Rise IP to the Major Shareholder in consideration of the Major Shareholder (i) paying US$2,500,000 to RISE, for the purposes of paying the Lenders in settlement of the Facilities Agreement, and (ii) causing Rise HK and Rise IP to grant Rise WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP (the “IP Sale”, and together with the WFOE Sale, the “Sale”).

In connection with the Sale, the IP Seller (being the borrower under the Facilities Agreement), WFOE, VIE and the Major Shareholder and certain other parties entered into a settlement agreement (the “Settlement Agreement”) with the Lenders on December 1, 2021. Under the Settlement Agreement, the Lenders agreed to (i) acknowledge and consent to the Sale, (ii) discharge and release all our liabilities and obligations and our subsidiaries under the Facilities Agreement in the amount of US$55,746,367.04; (iii) terminate, release and discharge all security interest, guarantee and indemnity created in connection with the Facilities Agreement; and (iv) waive, release and discharge all claims arising from or in connection with the Facilities Agreement, in exchange for (a) an aggregate amount of US$10,377,972.06, and (b) the transfer of all interest in certain business to a person nominated by the Lenders, amongst others (collectively, the “Settlement”).

In order for us to make the settlement payment under the Settlement Agreement, make an additional capital contribution to WFOE pursuant to the WFOE Purchase Agreement and pay for certain operating expenses, we entered into a convertible loan deed with the Major Shareholder on December 1, 2021 (the “Convertible Loan Deed”), pursuant to which the Major Shareholder agreed to provide an interest-free convertible loan of US$17 million to us. The loan was converted into 48,571,428 ordinary shares prior to the consummation of the Mergers.

The Sale was approved by a special resolution of shareholders of RISE at an extraordinary general meeting of shareholders held in Beijing on December 23, 2021. The Sale was consummated and the Settlement was entered into on December 30, 2021.

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

As a result of the Restructuring, NaaS ceased to have any VIE and has since conducted its operations in China through its subsidiaries through the date of this prospectus.

In April 2022, Cosmo Light HK Limited and Hill Matrix HK Limited incorporated Shandong Cosmo Light Co., Ltd and Zhejiang Huzhou Hill Matrix Limited in China, respectively. In May 2022, Shandong Cosmo Light Co., Ltd and Zhejiang Huzhou Hill Matrix Limited acquired 100% of the equity interests in Cosmo Light and in QHM New Energy from Anji Zhidian, respectively.

The Mergers

On February 8, 2022, RISE entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dada Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of RISE (“Merger Sub”), Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of RISE (“Merger Sub II”) and Dada Auto, pursuant to the terms of which (i) Merger Sub merged with and into Dada Auto (the “Merger”), with Dada Auto being the surviving entity (the “Surviving Entity”) following the Merger, the separate corporate existence of Merger Sub ceasing, and Dada Auto continuing as a direct, wholly-owned subsidiary of RISE, and (ii) immediately after the Effective Time (as defined in the Merger Agreement), the Surviving Entity merged with and into Merger Sub II (the “Second Merger”, and together with the Merger, the “Mergers”), with Merger Sub II being the surviving entity (the “Surviving Company”) following the Second Merger, the separate corporate existence of the Surviving Entity ceasing, and the Surviving Company continuing as a direct, wholly-owned subsidiary of RISE.

The Mergers were consummated on June 10, 2022 (the “Closing”), upon which RISE changed its name from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and its ticker from “REDU” to “NAAS” and assumed and began conducting the principal businesses of NaaS. The number of shares represented by each ADS was also changed from two Class A ordinary shares per ADS to ten Class A ordinary shares per ADS.

At the Closing:

•

ordinary shares of NaaS that were issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than any Excluded Shares (as defined below) or ordinary shares of NaaS held by NewLink) were cancelled in exchange for fully paid and non-assessable Class A ordinary shares;

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

•	each of RISE ordinary share that was issued and outstanding immediately prior to the Effective Time was converted into and became one fully paid and non-assessable Class A ordinary share;

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

Post-Mergers Development

We issued and sold a total of 57,570,524 newly issued Class A ordinary shares of the Company to a certain institutional investor on December 12, 2022, at a price of US$0.5211 per ordinary share, based on the volume-weighted average traded price of our ADSs on Nasdaq for the 30 consecutive trading days immediately preceding the date of the relevant subscription agreement (adjusted to account for the 1:10 ADS-to-share ratio), for a total purchase price of US$30 million.

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure upon the Closing.

Our principal executive offices are located at Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China. Our telephone number at this address is +86 (10) 8551-1066. Our registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our website is https://www.enaas.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

Overview

We offer one-stop EV charging solutions to charging stations and support them through every stage of the station lifecycle. Our solutions also benefit other stakeholders along the EV charging industry value chain such as charger manufacturers, EV OEMS, and end-users in the following ways:

•

Online EV Charging Solutions. We provide an integrated set of online solutions to charging stations that mainly includes mobility connectivity services. We offer effective mobility connectivity services through Kuaidian, our partnered platform that is operated by a third-party service provider, to boost the visibility of charging stations and chargers and to connect end-users with suitable chargers. We also provide other online solutions, including SaaS products that digitalize and upgrade key aspects of the operations and the management of charging stations.

•

Offline EV Charging Solutions. We offer a wide range of offline solutions to charging stations, ranging from site selection, hardware procurement, engineering, procurement, and construction (“EPC”), station maintenance, energy storage, to customer support and more.

•

Innovative and Other Solutions. We deliver electricity procurement services and plan to launch virtual power plant platform in mid-2023 to facilitate the construction of a modern energy system. We have also released a prototype of our autonomous charging robot for future unmanned driving scenarios and to realize an autonomous charging network.

Online EV Charging Solutions

We offer a comprehensive set of online EV charging solutions. Our mobility connectivity services provide integrated online EV charging solutions for charging stations and enable a frictionless and hassle-free charging experience for end-users through Kuaidian. We are also pioneering digitalized operation and we provide SaaS products to support the management of key aspects of charging stations’ daily task.

Mobility Connectivity Services

Our mobility connectivity services increase the visibility of charging stations and chargers and provide channels for them to gain access to end-users through Kuaidian which is operated by a third-party service provider. We provide a centralized and single reliable source of charging station information, where numerous charging stations and chargers are networked and presented at the fingertip of end-users through Kuaidian.

Other Services

We also provide other online solutions, including SaaS products, that extend to traffic support and management, marketing, payment, chargers management, order management, load management, and membership management. We also provide phone support to both asset owners and end-users. We also work with certain EV OEMs to provide functions and applications within the pre-installed software of their EVs.

Offline EV Charging Solutions

We provide EPC services of charging stations, support hardware procurement and maintain a comprehensive suite of offline solutions that facilitate the daily operation of charging stations including the maintenance and upkeep of charging infrastructure.

Construction Services

Our established EV charging network and extensive industrial experience equip us with valuable insights into market demands and business conditions, which allow us to provide tailored one-stop construction services covering the identification of station location, station design and EPC services. We engage third-party contractors to complete the construction work.

Procurement

We procure suitable chargers at bulk purchase prices from our partner charger manufacturers and re-sell these chargers to charging stations.

In relation to our hardware procurement, NaaS had historically limited its participation to the facilitation of sales transactions, generating revenues by charging a take rate on the procurement value. We have been directly undertaking procurement and sales activities as a part of our offline EV charging solutions since 2022.

Station Upgrade and Other Offline Services

We offer solutions to upgrade existing charging stations, including the integration of smart photovoltaics energy storage and power charging. To complement our EV charging services, we also provide 24/7 offline operational and management services. Depending on their varying needs, charging stations can opt for professional operational services from us, including outsourcing to us their daily operations, such as the regular maintenance and upkeep of their chargers and charging stations. They can also order onsite maintenance and repair services provided by specialized technicians in the event of any equipment failure or hardware downtime. We collect operation and maintenance fees that are based on the relevant operating parameters of a charging station, such as its size and the number of chargers.

Full Station Operation

In addition to providing EV charging solutions, we also independently and fully operate stations for station owners. Under this model, we obtain the operational rights to a charging station and take full responsibility for running the entire operation of that station. We retain all of the revenue, which is accounted for as revenue generated by offline EV charging solutions, after paying a fee fixed to the total transaction volume to the station owner.

Innovative and Other Solutions

Electricity Procurement and Virtual Power Plant Platform

We provide electricity procurement services to charging stations. Leveraging the vast number of charging stations on our network, we are able to aggregate procurement requirements for electricity and negotiate for and secure electricity at favorable prices.

We additionally plan to provide a cloud-based virtual power plant platform in mid-2023 to facilitate the establishment of a modern energy system for charging stations. This is a platform to maintain the stability of a power supply that integrates distributed power sources including conventional energy and renewable energy, including solar power, wind power and hydro power, and connects them with EVs and charging stations. It allows scattered energy sources to function as if they were one power plant. Our virtual power plant platform offers two types of services to charging stations: it effects trading transactions in the electricity market with the electricity it collects and stores to earn price differences; it also responds to government peak shaving and load-filling demands.

Autonomous Charging Robot

We recently unveiled our first self-developed autonomous charging robot with features including active vehicle locating, smart charging and automatic payment settlement to meet the rising demand for mobile charging of EVs. Empowered by deep learning, 5G, V2X, SLAM and other underlying technologies, our waterproof and shock-proof autonomous charging robot brings science fiction to life with one-click ordering, active vehicle locating, precise self-parking, automatic docking, charging and undocking via mechanical arms and automatic return and recharging functions.

We have developed autonomous charging robot to provide charging services for parking slots without charging facilities or to provide additional charging capacity. It is also designed for future unmanned driving scenarios and to realize an autonomous charging network through the technical empowerment of data interconnectivity between vehicle and robot, as well as the automatic operation of the mechanical arm.

Our autonomous charging robot is available in various charging power and battery capacity configurations and can connect with major EV OEMs seamlessly through an open API.

Non-charging Services

We are able to boost charging station revenues by enabling the provision additional retail services as well as other amenities and ancillary services.

We are a pioneer in packaging non-charging retail and ancillary services into charging stations and have retail resources that are ready for deployment. We help charging stations adopt scenario-specific furniture and fixture or infrastructure designs with a variety of amenities and non-charging services, such as vending machines, massage chairs and car wash tunnels. We are also assisting in station design and decoration, furniture and fixture procurement with discounted prices for non-charging businesses. We charge commission fees to suppliers based on the value of the facility and the merchandise supplied to charging stations. By enabling charging stations to provide non-charging services, we are able to label charging stations on our network based on the amenities and ancillary services they offer. We work with our business partners to realize the full potential of this information by efficiently matching end-users through Kuaidian with the right charging stations that offer the right non-charging services.

Sales and Marketing

We grow our customer base through marketing activities, branding campaigns, as well as the efforts of our in-house business development teams. We also capitalize on the operating experience, resources and insights of NewLink to acquire new customers.

We adopt different expansion strategies for different asset owners. Leveraging the market leadership, industry experience and resources of NewLink and of ourselves, our business development team has often been able to identify new charging stations and chargers at the earliest possible times, which then gives us an advantage in initiating the first contact with the relevant asset owners for a potential partnership. Our business development team also constantly monitors and scouts for new charging infrastructure that can potentially partner with our business model, using methods including online searches and offline site visits. After the initial engagement with asset owners, the team then continues to maintain regular contact and will continuously explore potential short-term and long-term opportunities with asset owners through constant relationship building activities, lead generation and market conditioning work and regular marketing. In addition, we also enter into strategic cooperation with non-private entities in China, who are often large-scale asset owners. Once a charging station joins our network, our business development team will assign designated personnel to maintain liaison with the station and provide it with comprehensive support.

We also seek to expand our mobility connectivity services through a variety of online and offline activities, including marketing and branding activities and promotions targeting end-users and other users of our EV charging network. As an example, we offer a VIP membership program to registered users on Kuaidian. Memberships are offered on a one-month, three-month or twelve-month basis for a fixed non-refundable upfront membership fee payable. During the validity of the membership, members are able to enjoy benefits including exclusive discount on charging service fees and exclusive membership coupon which are issued on a monthly basis and expire after a 30-day period. As our mobility connectivity services gain greater traction among end-users, these initiatives would also result in more charging stations joining our network.

Competition

Competition in this industry is based primarily on the extensiveness of the charging network as determined by the number of charging stations and chargers, the variety and quality of EV charging services and products offered, the effectiveness of the offline service network, industry supply and value chain integration capabilities, and technology capabilities.

It is expected that the EV charging market in China will see an increasing penetration of DCFCs. This is because of the strong need to reduce charging time at public charging facilities, which will become the dominant form of charging in China. DCFC is able to boost charging efficiency and optimize user experiences in significant measure, which corresponds closely with the needs of end-users in China.

The success of our mobility connectivity services is largely dependent on the extensiveness of our charging network but also demands effective end-user acquisition and retention. Ongoing engagement with charging stations and the effectiveness of our marketing efforts are critically important to our efforts to gain market share in the China market. We also compete on the comprehensiveness of the range of products and services offered to charging stations, the quality, performance, features, and prices of the products and services, as well as the effectiveness of our offline service network. Our industry is generally in an early stage of development and is constantly evolving. New demands and preferences continue to emerge from various industry participants, and in particular from end-users and asset owners. We will be tested on our ability to forecast and meet shifts in the market and our ability to adapt our product and service offerings in a timely manner.

We believe that we can compete effectively with its competitors on the basis of the following factors:

•

the comprehensiveness of our EV charging solutions and strategic focus on DCFC infrastructure, and our ability to continuously upgrade and develop products and services to meet the changing needs, preferences and demands of our customers and end-users;

•	the first-mover advantage we have gained and the market leadership that we have fostered in terms of market share and coverage of charging stations and facilities;

•	our innovations, technologies and industry insights

•	the adoption of an asset-light business model that allows for accelerated expansion and growth;

•	the vision and proven execution capability of our management team;

•	the synergy within the NewLink ecosystem; and

•	the effectiveness of our sales and marketing strategies and of our offline service network.

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

The value-added telecommunications services are regulated by the Administrative Measures on Internet Information Services (the “Internet Measures”), which was promulgated by the State Council on September 25, 2000 and most recently amended on January 8, 2011. “Internet information services” is defined as “services that provide information to online users through the internet.” The Internet Measures classifies internet information services into non-commercial internet information services and commercial internet information services. Commercial internet information service providers shall obtain a value-added telecommunications business operating license for internet information service (the “ICP License”) from appropriate telecommunications authorities. An ICP License has a term of five years and can be renewed 90 days prior to its expiration, according to the Administrative Measures for Telecommunications Businesses Operating Licensing, which was promulgated by MIIT on July 3, 2017 and became effective on September 1, 2017.

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

According to the Negative List (2021 Version), the ratio of foreign investments in an entity that is engaged in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. NaaS historically conducted certain value-added telecommunications services through Kuaidian Power Beijing, which services had, as part of the Restructuring, been transferred and are currently carried out by a third-party service provider.

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

Historically, Kuaidian Power Beijing operated Kuaidian. As part of the Restructuring, the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third-party service provider as of the date of this annual report. NaaS entered into a business cooperation agreement with the third-party service provider pursuant to which NaaS will receive certain services from such operator in relation to the delivery of EV charging solutions.

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

The Interim Measures for the Administration of Internet Advertising (the “Internet Advertising Measures”), regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in emails without permission. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons, (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization, or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. NaaS is subject to the foregoing regulations on advertising to the extent it helps charging stations attract traffic including as part of its mobility connectivity services.

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

On July 30, 2021, the State Council promulgated the Regulation on Protecting the Security of Critical Information Infrastructure (“CII Regulations”), effective on September 1, 2021. According to the CII Regulations, “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as, among others, public communications and information services, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities as well as the supervisory and administrative authorities of the aforementioned important industries and sectors will be responsible for (i) organizing for the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the operators so identified and the public security department of the State Council of the results of identification. As of the date of this annual report, NaaS has not received any notification from any PRC governmental authority that it is operating any “critical information infrastructure.”

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

On November 14, 2021, the CAC published a discussion draft of the Data Security Regulations, which provides that the undertaking of the following activities shall be subject to a cybersecurity review: (i) the merger, reorganization or separation of network platform operators that have gathered and mastered a large number of data resources related to national security, economic development or public interests affects, which may affect national security; (ii) overseas listing of data processors processing the personal information of over one million users; (iii) the listing in Hong Kong of data processors processing conducting data processing activities which affect or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also provides that operators of large internet platforms that set up headquarters, operation centers or research and development centers overseas shall report to the national cyberspace administration and other competent authorities. The Draft Data Security Regulations also states that data processors processing important data or listing overseas shall conduct an annual data security assessment by themselves or by engaging a data security service institution, and shall submit the assessment report of a given year to the relevant CAC municipal office before January 31, of the following year. In addition, the Draft Data Security Regulations also requires network platform operators to enact platform rules, privacy policies and algorithm strategies related to data, and to solicit public comments on their official websites for no less than 30 working days when they formulate such platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments thereto that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and submitted to relevant CAC provincial office for approval. As of the date of this annual report, the Draft Administrative Regulation on Network Data Security has not come into effect yet.

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

Domain Name

Domain names are protected under the Measures for the Administration of Internet Domain Names which was promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

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

Regulations Related to Securities Offering and Listing Overseas

On February 17, 2023, the CSRC published the Overseas Listing Measures which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

D. Property, Plants and Equipment

We leased all of our properties as of December 31, 2022. The table below contains a summary of our properties as of December 31, 2022:

Location	Space (square meters)	Use	Lease Term

Room 1507, Unit 1, 12th Floor, Building 99, Chaoyang North Road, Chaoyang District, Beijing	113m2	Office	1 year from April 1, 2021

3/F, Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing	1800m2	Office	5 years from November 9, 2020

2/F, Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing	600m2	Office	5 years from November 9, 2020

4/F, NaaS Technology Inc. Headquarters Bamboo Expo Park Lingfeng Street, Anji, Huzhou, Zhejiang	2760m2	Office	3 years from April 16, 2022

We believe that our existing facilities are generally adequate to meet our current needs, but expect to seek additional space as needed to accommodate future growth.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this annual report.

The discussion below contains forward looking statements that involve certain risks and uncertainties. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

The Transactions, including the Mergers, contemplated by the Merger Agreement were consummated on June 10, 2022 and NaaS became our wholly-owned subsidiary thereupon. The Transactions were accounted for as a reverse acquisition of RISE by NaaS. For accounting purposes, NaaS was considered the acquirer, and RISE, the acquiree. Immediately prior to the Transactions, we were a shell company as defined in Rule 12b-2 under the Exchange Act. Prior to becoming a shell company, we were a junior English Language Training provider in China. As a result of the Transactions, we ceased to be a shell company and we changed our name from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and our ticker from “REDU” to “NAAS” and assumed and began conducting the principal business of NaaS. Accordingly (i) the historical results of operations and financial information presented in this annual report for periods prior to June 10, 2022 are those of NaaS unless otherwise stated, and (ii) our consolidated financial statements from June 10, 2022 are a continuation of the financial statements of NaaS and include the results of operations of RISE and its consolidated subsidiaries.

A. Operating Results

Key Factors Affecting Our Results of Operations

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

Growth in EV Adoption

Our revenue growth is directly tied to the charging volume completed through its network and heavily dependent on the number of passenger and commercial EVs sold, which we believe drives the demand for charging infrastructure. The market for EVs is rapidly evolving in China. Although China is currently one of the world’s major automotive markets, there is no guarantee of such future demand and there have been fluctuations in terms of year-over-year growth in sales volume for passenger vehicles in general as well as for EVs. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles such as in terms of their features and prices; volatility in the cost of oil and gasoline; concerns regarding the stability of the electrical grid; the decline of EV battery’s ability to hold a charge over time; availability of services for EVs and particularly of EV charging infrastructure; consumers’ perception about the convenience and cost of charging EVs; increases in fuel efficiency; and willingness and ability of end-users to spend on new EVs. In addition, macroeconomic factors, including broader economic condition and governmental mandates and incentives, could impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. Further, the COVID-19 pandemic and geopolitical factors such as the conflict between Ukraine and Russia have impacted and may continue to impact the global automotive supply chain and reduce the manufacturing of automobiles, including EVs. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption or manufacturing rates, our financial condition and results of operations would be negatively impacted and such impact may be material.

Competition

The EV charging service industry is highly competitive, and the market is expected to become increasingly competitive. We compete on the comprehensiveness of the range of services and solutions offered to charging stations and end-users as well as on the quality, performance, features, and prices of the products and services. New demands and preferences continue to emerge from industry participants, and in particular from charging stations, owners and end-users. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. We will be tested on our ability to forecast and meet shifts in the market and our ability to adapt product and service offerings in a timely manner. If our market share decreases due to increased competition, our financial condition and results of operations in the future may be negatively impacted.

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

Impact of New Solution Releases and Investments in Growth

As we introduce new services and solutions, our cash flow and margin may be initially negatively impacted by launch costs and lower volumes and due to additional cash support required. In addition, we may accelerate our expenditures where we see growth opportunities, which may impact our cash flow and margin until initial cash support and upfront costs and inefficiencies are absorbed and normalized operations are achieved. We also continuously evaluate and may adjust our expenditures and cash requirements based on our launch plans for new services and solutions, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects.

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

Impact of COVID-19 on Our Operations and Financial Performance

Our business has been affected by the COVID-19 pandemic in the past. For example, due to slowed economic activities, end-users have become more price-sensitive and we may be required to provide more incentives and expend more resources on marketing activities to help generate more charging transactions for our charging station customers. Travel restrictions and quarantine requirements have led to reduced demand for EVs and lower transportation activities in general. Disruptions in the manufacturing, delivery and overall supply chain of vehicle and charging equipment manufacturers and suppliers have resulted in additional costs and, to a lesser extent, component shortages, and have led to fluctuations in the growth of EV sales in markets around the world and had an impact on our procurement services.

The effect of the COVID-19 pandemic on our business, prospects and results of operations will depend on the direction and duration of current global trends and their sustained impact and is difficult to assess or predict. Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced level of transportation activities or lowered spending by businesses, could have a material adverse effect on the demand for our products and services. See “Risk Factors—Risks Related to Our Business and Industry—Our operations have been and may continue to be negatively affected by the COVID-19 pandemic.”

Key Components of Results of Operations

Revenues

Our revenues are generated across various revenue streams. The following table sets forth the components of net revenues, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the year ended December 31,
	2020		2021		2022
	RMB’000%		RMB’000%		RMB’000	US$’000%
Net Revenues from Online EV Charging Solutions	5,455	88.5	17,985	53.8	50,151	7,271	54.0
Net Revenues from Offline EV Charging Solutions	565	9.2	14,611	43.7	40,554	5,880	43.7
Net Revenues from Innovative and Other Businesses	143	2.3	857	2.5	2,109	306	2.3

Net Revenues	6,163	100.0	33,453	100.0	92,814	13,457	100.0

Online EV Charging Solutions. We primarily generate revenues from online EV charging solutions by charging commission fees and membership loyalty program for our mobility connectivity services. We offer discounts and promotions through platform to encourage use of the platform. We record such incentives to end-users as reduction of revenue, to the extent of the revenue collected from customers.

Offline EV Charging Solution. We also generate revenues from the sale of offline EV charging solutions to charging stations, including mainly the provision of (i) EPC services for a one-time fee, and (ii) hardware procurement services, station upgrade and maintenance services, and other offline solutions for commission fees. Revenue accrued under the full station operation model is also accounted for as revenue from offline EV charging solution.

Innovative and Other Businesses. Revenues from innovative and other businesses consist of fees received from service provided for electricity procurement and non-charging services such as food and beverage services and from online advertising services.

We expect revenues from online EV charging solutions to grow due to the expansion of our charging network and the increase in our market share. We expect revenues from offline EV charging solutions to increase as a result of the recent introduction and planned expansion of our full station operation and hardware procurement businesses. We expect revenues from innovative and other businesses to increase as we continue to scale up electricity procurement business and as we plan to commercialize our autonomous charging robot and launch our virtual power plant platform to modernize the overall electricity demand and supply system for charging stations.

Cost of Revenues

The following table sets forth the principal components of cost of revenues by absolute amount and as a percentage of total revenues for the years presented.

	For the year ended December 31,
	2020		2021		2022
	RMB’000%		RMB’000%		RMB’000	US$’000%
Cost of revenues:
Cost of Online EV Charging Solutions	6,376	103.5	15,264	45.6	49,612	7,193	53.5
Cost of Offline EV Charging Solutions	—	0.0	13,896	41.5	36,816	5,338	39.7
Cost of Innovative and Other Businesses	171	2.8	427	1.3	219	32	0.2

Total cost of revenues	6,547	106.2	29,587	88.4	86,647	12,563	93.4

Cost of Online EV Charging Solutions. Cost of online EV charging solutions primarily consists of payment processing costs and cloud server costs and employee benefit expenses.

Cost of Offline EV Charging Solutions. Cost of offline EV charging solutions primarily consists of the electricity cost, hardware procurement cost, depreciation of right-of-use assets, and daily operation costs.

Cost of Innovative and Other Businesses. Cost of innovative and other businesses mainly represents costs incurred for the renovation of charging stations lounge.

We expect our cost of revenues to increase in conjunction with the expected increase of revenues from our charging solutions and as a result of our business expansion and organic growth.

Operating Expenses

The following table sets forth the components of operating expenses, both in absolute amount and as a percentage of total revenues, for the periods presented.

	For the year ended December 31,
	2020		2021		2022
	RMB’000%		RMB’000%		RMB’000	US$’000%
Operating expenses:
Selling and marketing expenses	46,458	753.8	193,340	577.9	241,430	35,004	206.1
Administrative expenses	11,956	194.0	34,458	103.0	2,195,981	318,388	2,366.0
Research and development expenses	17,644	286.3	30,253	90.4	36,557	5,300	39.4

Total operating expenses	76,058	1,234.1	258,051	771.4	2,473,968	358,692	2,665.5

Selling and marketing expenses. Selling and marketing expenses primarily consist of online operation expenses, costs of related personnel, advertising expenses, and offline market promotion expenses. Online operation expenses represent incentives through platform (in the form of discounts and promotions) granted to end-users. The incentives granted to end-users include base incentives and excess incentives, with base incentives being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, and excess incentives being the amount of payments made to end-users that exceed the amount of commission fees we earned from charging stations on a transaction basis. The excess incentives are included in selling and marketing expenses. We expect our selling and marketing expenses to stabilize and be optimized in the foreseeable future as we continue to scale and improve the efficiency of our selling and marketing efforts.

Administrative expenses. Administrative expenses mainly comprise staff costs for employees involved in general corporate functions, facility and office space rentals, professional service fees, as well as other general and administrative expenses. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future as we continue to grow our business but to constitute a smaller percentage of our total revenues as we continue to achieve economies of scale and enhance operating efficiency.

Research and development expenses. Research and development expenses primarily consist of salaries and benefits for technology and product development personnel. We expect our research and development expenses to increase in the foreseeable future as we expand our technology and research and development team and continue to invest in our technology infrastructure.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. Foreign-derived income is exempted from income tax. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

Mainland China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, which was most recently amended on December 29, 2018, a statutory enterprise income tax rate of 25% is applicable to foreign investment enterprises and domestic companies, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years.

All of our mainland China subsidiaries were subject to enterprise income tax at a rate of 25% in 2022.

We are subject to value added tax, or VAT, at rates from 3% to 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Pursuant to the PRC Enterprise Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from mainland China effective from January 1, 2008, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar agreement with mainland China that provides for a different withholding arrangement. Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%.

Notwithstanding the foregoing, if our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law and its implementation rules, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in Mainland China — It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC “resident enterprise” status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”

Results of Operations

The following table sets forth the results of operations with line items in absolute amount and as a percentage of revenues for the periods indicated. The results of operations in any period are not necessarily indicative of our future trends.

	For the year ended December 31,
	2020		2021		2022
	RMB’000%		RMB’000%		RMB’000	US$’000%
Net Revenues from Online EV Charging Solutions	5,455	88.5	17,985	53.8	50,151	7,271	54.0
Net Revenues from Offline EV Charging Solutions	565	9.2	14,611	43.7	40,554	5,880	43.7
Net Revenues from Innovative and Other Businesses	143	2.3	857	2.5	2,109	306	2.3

Net Revenues	6,163	100.0	33,453	100.0	92,814	13,457	100.0

Other gains/(losses), net	319	5.2	138	0.4	7,317	1,061	7.9

Operating costs and expenses
Cost of revenues	(6,547)	(106.2)	(29,587)	(88.4)	(86,647)	(12,563)	(93.4)
Selling and marketing expenses	(46,458)	(753.8)	(193,340)	(577.9)	(241,430)	(35,004)	(260.1)
Administrative expenses	(11,956)	(194.0)	(34,458)	(103.0)	(2,195,981)	(318,388)	(2,366.0)
Research and development expenses	(17,644)	(286.3)	(30,253)	(90.4)	(36,557)	(5,300)	(39.4)

Total operating costs and expenses	(82,605)	(1,340.3)	(287,638)	(859.8)	(2,560,615)	(371,255)	(2,758.9)

Operating loss	(76,123)	(1,235.2)	(254,047)	(759.4)	(2,460,484)	(356,737)	(2,651.0)
Fair value change loss	—	—	—	—	(3,156,745)	(457,685)	(3,401.2)
Finance costs	(300)	(4.9)	(1,097)	(3.3)	(10,275)	(1,490)	(11.1)

Loss before income tax	(76,423)	(1,240.0)	(255,144)	(762.7)	(5,627,504)	(815,912)	(6,063.2)

Income tax expenses	(1,474)	(23.9)	(5,318)	(15.9)	(9,861)	(1,430)	(10.6)

Net loss for the year	(77,897)	(1,263.9)	(260,462)	(778.6)	(5,637,365)	(817,342)	(6,073.8)

Non-IFRS Financial Measures

We use adjusted net loss in evaluating our operating results and for financial and operational decision-making purposes. Non-IFRS net loss was arrived at after excluding equity-settled listing costs, share-based compensation expenses, fair value changes of convertible and redeemable preferred shares and fair value changes of financial asset at fair value through profit or loss.

We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-IFRS measures facilitates investors’ assessment of our operating performance. We believe that adjusted net loss provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net loss should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted net loss to the most directly comparable IFRS measure, net loss. Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The tables below set forth a reconciliation of our net loss to adjusted net loss for the periods indicated:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	USD’000
Net loss for the year	(77,897)	(260,462)	(5,637,365)	(817,342)

Add: Equity-settled listing costs	—	—	1,912,693	277,314
Share-based compensation expenses	—	10,788	213,832	31,003
Fair value changes of convertible and redeemable preferred shares	—	—	3,158,498	457,939
Fair value changes of financial asset at fair value through profit or loss	—	—	(1,753)	(254)

Adjusted net loss for the year	(77,897)	(249,674)	(354,095)	(51,340)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Total revenues increased from RMB33.5 million in 2021 to RMB92.8 million (US$13.5 million) in 2022.

Online EV Charging Solutions. Online EV charging revenues increased from RMB18.0 million in 2021 to RMB50.2 million (US$7.3 million) in 2022. The increase was primarily attributable to an overall increase of charging volume completed through our network which was in turn driven by the expansion of our charging network. We offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of our network. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB212.3 million (US$30.8 million) and RMB139.6 million for the year ended December 31, 2022 and 2021, respectively.

Offline EV Charging Solutions. Offline EV charging revenues increased from RMB14.6 million in 2021 to RMB40.6 million (US$5.9 million) in 2022. The increase was primarily driven by the expansion of full station operation business and hardware procurement business in 2022. Operating revenue generated from full station operation and commission revenue generated from hardware procurement reached RMB32.4 million (US$4.7 million) and RMB8.1 million (US$1.2 million) in 2022, respectively.

Innovative and Other Businesses. Revenues derived from innovative and other businesses increased from RMB0.9 million in 2021 to RMB2.1 million (US$0.3 million) in 2022, primarily due to the growth of non-charging services and online advertisement business.

Cost of revenues

Cost of Online EV Charging Solutions. Cost of online EV charging solutions increased by 225% from RMB15.3 million in 2021 to RMB49.6 million (US$7.2 million) in 2022, primarily due to an increase of RMB28.5 million (US$4.2 million) of technical service fee payable to a third party which we engaged to provide data service since April 2022. The increase was partially offset by a decrease in tax and surcharges, cloud server costs and payment processing costs totaling RMB4.8 million (US$0.7 million).

Cost of Offline EV Charging Solutions. Cost of offline EV charging solutions increased from RMB13.9 million in 2021 to RMB36.8 million (US$5.3 million) in 2022, RMB8.5 million(US$1.2 million) of electricity cost and RMB14.3 million (US$2.1 million) of charging station leasing costs due to the expansion of offline EV charging service.

Cost of Innovative and Other Businesses. Cost of innovative and other businesses decreased from RMB0.4 million in 2021 to RMB0.2 million (US$32 thousand) in 2022.

Operating expenses

Operating expenses increased significantly from RMB258.1 million in 2021 to RMB2,474.0 million (US$358.7 million) in 2022. The significant increase was mainly due to the recording of RMB1,912.7 million (US$277.3 million) of equity-settled listing costs in connection with the Mergers and RMB213.8 million (US$31.0 million) of share-based compensation expenses in 2022.

Selling and marketing expenses. Selling and marketing expenses increased by 25% from RMB193.3 million in 2021 to RMB241.4 million (US$35.0 million) in 2022, primarily due to (i) an increase in user acquisition costs through short video platforms by RMB14.7 million (US$2.1 million), and (ii) an increase in share-based personnel costs of RMB23.9 million (US$3.5 million). The excess incentives, being the amount of payments made to end-users that exceed the amount of commission fees we earned from charging stations on a transaction basis, were included in selling and marketing expenses and amounted to RMB120.5 million (US$17.5 million) in 2022.

Administrative expenses. Administrative expenses increased from RMB34.5 million in 2021 to RMB2,196.0 million (US$318.4 million) in 2022. The significant increase was mainly due to the recording of RMB1,912.7 million (US$277.3 million) of equity-settled listing costs which in connection with the Mergers, and a total of RMB170.1 million (US$24.7 million) of share-based compensation expenses. Besides, professional service fee also increased by RMB29.0 million (US$4.2 million) in connection with the Mergers.

Research and development expenses. Research and development expenses increased by 20.8% from RMB30.3 million in 2021 to RMB36.6 million (US$5.3 million) in 2022.

Finance costs

Finance costs were RMB10.3 million (US$1.5 million) in 2022 as compared with finance costs of RMB1.1 million in 2021. The increase of finance costs was primarily attributable to our spending on financing activities.

Income tax expenses

Income tax expenses increased from RMB5.3 million in 2021 to RMB9.9 million (US$1.4 million) in 2022, which was mainly consist with IFRIC 23 provisions on corporate income tax.

Net loss for the year

As a result of the foregoing, loss for the year of RMB5,637.4 million (US$817.3 million) was recorded in 2022, compared to loss of RMB260.5 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Total revenues increased significantly from RMB6.2 million in 2020 to RMB33.5 million in 2021.

Online EV Charging Solutions. Online EV charging revenues increased significantly from RMB5.5 million in 2020 to RMB18.0 million in 2021. The increase was primarily attributable to an overall increase of charging volume completed through NaaS’ network which was in turn driven by the expansion of NaaS’ charging network. NaaS offers discounts and promotions through platform to encourage use of the platform. NaaS records such incentives to end-users as reduction of revenue, to the extent of the revenue collected from customers.

Offline EV Charging Solutions. Offline EV charging revenues increased significantly from RMB0.6 million in 2020 to RMB14.6 million in 2021. The increase was primarily driven by the introduction of hardware procurement business in late 2020 and full station operation business in 2021. Operating revenue generated from full station operation and commission revenue generated from hardware procurement reached RMB11.6 million and RMB3.0 million in 2021, respectively.

Innovative and Other Businesses. Revenues derived from innovative and other businesses increased from RMB0.1 million in 2020 to RMB0.8 million in 2021, primarily due to the growth of non-charging services and online advertisement business.

Cost of revenues

Cost of Online EV Charging Solutions. Cost of online EV charging solutions increased by 139.4% from RMB6.4 million in 2020 to RMB15.3 million in 2021, primarily due to the increase in payment processing costs and cloud server costs accompanying the increase in platform transactions.

Cost of Offline EV Charging Solutions. Cost of offline EV charging solutions increased from nil in 2020 to RMB13.9 million in 2021, primarily due to the introduction of full station operation business in 2021, and the resultant increase in both electricity costs and amortization of right-of-use assets.

Cost of Non-Charging Solutions. Cost of non-charging solutions increased from RMB0.2 million in 2020 to RMB0.4 million in 2021. The increase was primarily attributable to the increase of costs related to non-charging services such as renovation cost for charging station lounges.

Operating expenses

Operating expenses increased from RMB76.1 million in 2020 to RMB258.1 million in 2021.

Selling and marketing expenses. Selling and marketing expenses increased by 316.2% from RMB46.5 million in 2020 to RMB193.3 million in 2021, primarily due to the increase in platform order volumes by 226%. The excess incentives, being the amount of payments made to end-users that exceed the amount of commission fees earned by NaaS from operators on a transaction basis, were included in selling and marketing expenses and amounted to RMB105.8 million and RMB23.5 million for the year ended December 31, 2021 and 2020, respectively.

Administrative expenses. Administrative expenses increased by 188.2% from RMB12.0 million in 2020 to RMB34.5 million in 2021, primarily as a result of (i) the professional service fee incurred in connection with the Mergers totaling RMB8.8 million, and (ii) an increase of RMB10.3 million in labor cost and an increase of RMB0.8 million of and rental expenses as a result of the increase in the number of related personnel and in facility and office space rentals as NaaS continued to scale its business.

Research and development expenses. Research and development expenses increased by 71.5% from RMB17.6 million in 2020 to RMB30.3 million in 2021, primarily due to the increase in salaries and benefits for NaaS’ technology and product development personnel by RMB11.9 million.

Finance costs

Finance costs were RMB1.1 million in 2021 as compared with finance income of RMB0.3 million in 2020. The change was primarily attributable to the increase in interest on leasing liability of office building and charging stations.

Income tax expenses

NaaS’ income tax expenses increased from RMB1.5 million in 2020 to RMB5.3 million in 2021, which was mainly consist with IFRIC 23 provisions on corporate income tax.

Net loss for the year

As a result of the foregoing, NaaS recorded loss for the year of RMB260.5 million in 2021, compared to loss of RMB77.9 million in 2020.

Off Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of cash flows for the periods presented:

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000	US$’000
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(56,940)	(219,114)	(580,696)	(84,193)
Net cash used in investing activities	—	(5,606)	(161,335)	(23,391)
Net cash generated from financing activities	58,481	229,544	1,246,893	180,782

Net increase in cash, cash equivalents, and restricted cash	1,541	4,824	504,862	73,198
Cash, cash equivalents, and restricted cash at beginning of the year	2,124	3,665	8,489	1,231
Cash, cash equivalents, and restricted cash at the end of the year	3,665	8,489	513,351	74,429

To date, we have financed our operating and investing activities mainly though cash generated from operating activities and historical equity financing activities. As of December 31, 2022, we had RMB513.4 million (US$74.4 million) in cash and cash equivalents, of which 53.5% were held in RMB. NaaS also completed its series A financing in January and December 2022, receiving a total cash consideration of US$87.3 million and US$30.0 million, respectively. We believe our cash on hand will be sufficient to meet its current and anticipated needs for general corporate purposes for at least the next 12 months.

Operating activities

Net cash used in operating activities was RMB580.7 million (US$84.2 million) in 2022, which was primarily attributable to a loss before income tax of RMB5,627.5 million (US$815.9 million), adjusted for certain non-cash items consisting primarily of (i) fair value change through profit or loss of RMB3,156.7 million (US$457.7 million), (ii) equity-settled listing cost of RMB1,912.7 million (US$277.3 million), (iii) share based payment for employee benefit of RMB213.8 million (US$ 31.0 million), (iv) interest expense of RMB10.2 million (US$1.5 million), and (v) depreciation of right of use asset of RMB9.2 million (US$ 1.3 million). The adjustment for changes in operating assets and liabilities primarily reflected an (i) increase in other receivables, prepayments and other assets of RMB182.4 million (US$26.4 million), (ii) increase in trade receivables of RMB111.3 million (US$16.1 million), and (iii) decrease in trade and other payables of RMB7.2 million (US$1.0 million).

Net cash used in operating activities was RMB219.1 million in 2021, which was primarily attributable to a loss before income tax of RMB255.1 million, adjusted for certain non-cash items consisting primarily of (i) the depreciation of right-of-use assets of RMB6.5 million, (ii) credit loss allowances on financial asset of RMB3.2 million, and (iii) non-cash employee benefit expense of share based payment scheme of RMB10.8 million. The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in other receivables, prepayments and other assets of RMB59.2 million, mainly due to the increase of balance of value-added-tax input receipts to be collected from charging stations and prepayments to charging stations etc., (ii) an increase in trade receivables of RMB33.6 million, mainly due to the increase in receivables for sales of chargers, partially offset by an increase in trade and other payables of RMB101.1 million.

Net cash used in operating activities was RMB56.9 million in 2020, which was primarily attributable to a loss before income tax of RMB76.4 million, adjusted for certain non-cash items consisting primarily of (i) the depreciation of right-of-use assets of RMB3.5 million. The adjustment for changes in operating assets and liabilities primarily reflected an increase in trade and other payables of RMB34.5 million due to the increase in tax payable and user accounts prepayment etc., partially offset by an increase in prepayments, other receivables and other assets of RMB14.4 million.

To supplement the discussion of operating cashflows above which is based on an indirect method, net cash used in operating activities was RMB580.7 million (US$84.2 million) for the year ended December 31, 2022, representing an increase of RMB361.6 million (US$52.4 million) from RMB219.1 million for the year ended December 31, 2021. The increase was mainly attributable to (i) an increase of cash payment in advance to asset owners, resulted from an overall increase of charging volume completed through NaaS’ network, (ii) an increase in net cash used in the hardware procurement business, and (iii) an increase in payment for professional service fee during the Restructuring. Net cash used in operating activities was RMB219.1 million for the year ended December 31, 2021, representing an increase of RMB162.2 million from RMB56.9 million for the year ended December 31, 2020. The increase was mainly attributable to (i) an increase of cash used for the provision of online EV charging solutions, resulted from an overall increase of charging volume completed through NaaS’ network, (ii) an increase in net cash used in the hardware procurement business, which began in late 2020, and (iii) an increase in payment for personnel-related expenses, including salary and benefit, as driven by the expansion of NaaS’ business.

Investing activities

Net cash used in investing activities was RMB161.3 million (US$23.4 million) in 2022, consisting primarily of RMB144.2 million (US$20.9 million) for the purchase of financial asset and RMB17.1 million (US$2.5 million) for the purchase of property, plant and equipment.

Net cash used in investing activities was RMB5.6 million in 2021, consisting of RMB5.0 million for the purchase of financial asset at fair value through profit or loss and RMB0.6 million for the purchase of property, plant and equipment.

Net cash used in investing activities was nil in 2020.

Financing activities

Net cash generated from financing activities in 2022 was RMB1,246.9 million (US$180.8 million), consisting primarily of RMB556.4 million (US$80.7 million) of issuance of convertible redeemable preferred shares, and RMB212.4 million (US$30.8 million) of issuance of ordinary shares, and RMB503.2 million (US$73.0 million) of borrowing from banks, and partially offset by the payment of interest in the amount of RMB9.5 million (US$1.4 million) and payment of lease liabilities in the amount of RMB6.8 million (US$1.0 million), and expense for issuance of preferred shares in the amount of RMB8.6 million (US$1.2 million).

Net cash generated from financing activities in 2021 was RMB229.5 million, consisting primarily of RMB231.6 million of contribution from a shareholder, partially offset by RMB1.9 million of payments of lease liabilities and RMB0.2 million of interests paid.

Net cash generated from financing activities in 2020 was RMB58.5 million, consisting primarily of contribution from a shareholder.

Capital expenditures

Our capital expenditures are primarily incurred for EPC turnkey projects, energy storage equipment and charging hardware, decoration of new workplace and software for research and development purpose. Our total capital expenditures were RMB0.6 million and RMB17.5 million (US$2.5 million) for the years ended December 31, 2021, and 2022. We will continue to make capital expenditures in the foreseeable future as we expand our business and continue to invest in technological development.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our operating lease obligations and commitments relating to office buildings and charging stations. We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments to support the growth of its business.

The following table sets forth our contractual obligations as of December 31, 2022.

		Payment Due by Period
	Total	Less Than 1 year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years

		(RMB in thousands)
Lease commitments	20,807	11,052	5,751	3,608	396	—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

Holding Company Structure

NaaS Technology Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, NaaS Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NaaS Technology Inc. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or other transfers of any of their net assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require foreign-invested enterprises to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. To the extent cash in our business is in China or in an entity in mainland China, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. As a result, our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business may be materially and adversely affected.

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

C. Research and Development, Patents and Licenses, etc.

We continue to invest in the research and development of our products and services. We have a research and development team consisting of specialized technicians and professionals primarily covering areas of charging software, mobile charging devices, integrated photovoltaics-storage charging station solutions, intelligent order management, real-time information management, and related technologies.

In the years ended December 31, 2020, 2021 and 2022, research and development expenses were RMB17.6 million, RMB30.3 million, RMB36.6 million (US$5.3 million). We intend to invest considerable time and expense in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services with continued research and development activities.

We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes.

We regard our trademarks, copyrights, know-how, technologies, domain names, and other intellectual property as critical to our success. As of December 31, 2022, we had nine issued patents and more than 100 pending patent applications globally. Our issued patents and patent applications primarily cover charging services, mobile charging devices, and integrated photovoltaics-storage charging station solutions. As of December 31, 2022, we owned five copyrights (including copyrights to software products), and six registered domain names that are material to our business.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since 2022 that are reasonably likely to have a material adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Measurement of expected credit losses (“ECL”)

A number of significant judgements are required in applying the accounting requirements for measuring ECL, such as:

•	Determining the segmentation of debtor groups,

•	Selecting appropriate models and assumptions for the measurement of ECL, and

•	Establishing the relative probability weightings of forward-looking factors.

Impairment assessment under ECL for trade receivables

The Group uses a provision matrix to calculate ECL for trade receivables. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.

At every financial position date, the historical observed default rates are reassessed and changes in the forward-looking information are considered. In addition, trade receivable with significant balances and credit impairment are assessed for ECL individually.

The provision of ECL is sensitive to changes in estimates. The information about the ECL is disclosed in Note 4 of our audited consolidated financial statements included elsewhere herein.

Forward-looking information

In measuring ECL in accordance with IFRS 9, it should consider forward-looking information. The calculation of ECL incorporates forward- looking information through the use of publicly available economic data and forecasts based on assumptions and management judgement to reflect the forward-looking factors and through the use of probability weighted outcomes.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Zhen Dai	45	Chairman of the Board of Directors and Director
Yang Wang	35	Chief Executive Officer and Director
Alex Wu	43	Chief Financial Officer, President and Director
Weilin Sun	47	Director
Zhongjue Chen	44	Director
Bin Liu	44	Director
Guangming Ren	50	Independent Director
Xiaoli Liu	45	Independent Director

Zhen Dai has served as our chairman of the board and director since June 2022. He is one of the founders of NaaS and served as its director since January 2022. Mr. Zhen Dai is one of NewLink’s co-founders and has served as NewLink’s chief executive officer and chairman since its founding in 2016. Prior to NewLink, Mr. Zhen Dai founded Maoo Coffee, pioneering a delivery service model for coffee in China. Mr. Zhen Dai also served in various management positions in Red Star Macalline Group Corporation Ltd. from December 2011 to October 2014 and most recently as the president of its north China operations and was a member of the leadership that led its expansion into e-commerce. Mr. Zhen Dai also worked at Zhengyuan Real Estate Development Company Limited from June 2001 to November 2011 and was most recently the deputy manager of its brand management center. Mr. Zhen Dai received a bachelor degree in chemical engineering from Yanbian University. He is also a candidate for an Executive MBA degree from the Tsinghua Wudaokou School of Finance.

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

Alex Wu has served as our Chief Financial Officer since September 2022 and also as our President and director since January 2023. Mr. Wu served as interim chief financial officer of RISE from September of 2021 to June of 2022. Mr. Wu has extensive experience in corporate finance, technology and management matters and lately serves as managing director and a member of the Asian Pacific Portfolio Group of Bain Capital Private Equity. Before joining Bain Capital Private Equity in 2017, Mr. Wu worked at PricewaterhouseCoopers Consulting with a focus on the technology, media and telecommunications (TMT) sectors and digital solutions across cloud, e-commerce and analytics. Prior to that, Mr. Wu worked with airline and telecommunications companies to plan and deliver transformation programs. Mr. Wu received his bachelor’s degree in computer science from Peking University and his MBA degree from the Australian Graduate School of Management at the University of New South Wales.

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

Xiaoli Liu has served as our independent director since June 2022. Mr. Liu is the founder of Beijing Xinyuan Technology Co. Ltd. He served several senior management roles in SF Express Group from 2004 to 2022, including as president of the Group Customer Headquarters, president of North China Region, president of the Pharmaceutical Enterprise Division, and as the general manager for the Group Corporate Development Office and for SF Express Group’s regional operations including for the Nanjing, Hangzhou, Shenzhen and Beijing regions. Prior to joining SF Express Group, Mr. Liu worked at the Asset Operation Department of the China Aerospace Science and Industry Group. Mr. Liu obtained a bachelor’s degree in international economics and trade from Yanbian University and is an EMBA candidate at Tsinghua University.

B. Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately RMB2.7 million (US$0.4 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to its directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

At the Closing, we assumed the then-effective 2022 Share Incentive Plan of NaaS (the “2022 Share Incentive Plan”). Each option to purchase ordinary shares of NaaS that was outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of Class A ordinary shares at a conversion ratio of 32.951 in accordance with the Merger Agreement (the “ESOP Conversion”). All awards under our equity incentive plans that were outstanding immediately prior to the Effective Time were automatically cancelled and extinguished, except that each vested option to purchase ordinary shares that was outstanding immediately prior to the Effective Time was converted into an option to purchase Class A ordinary shares in accordance with the Merger Agreement and is governed by the 2022 Share Incentive Plan (other than the vesting and exercisability terms).

We adopted the New 2022 Share Incentive Plan (the “New 2022 Share Incentive Plan”) in September 2022 to replace the 2022 Share Incentive Plan. Outstanding awards under the 2022 Share Incentive Plan remain valid and are governed by, and counted towards the total number of shares available under, the New 2022 Share Incentive Plan.

The New 2022 Share Incentive Plan

The New 2022 Share Incentive Plan was adopted to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum number of Class A ordinary shares available to be issued under the New 2022 Share Incentive Plan is initially 249,770,760 and will be increased on the first day of each fiscal year from January 1, 2023 by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise decided by our board of directors.

The following paragraphs describe the principal terms of the New 2022 Share Incentive Plan.

Types of Awards. The New 2022 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or other equity incentive awards pursuant to the authorizations of the administrator under the New 2022 Share Incentive Plan.

Plan Administration. Our board of directors or one or more committees consisting of directors appointed by the board of directors or another committee (within its delegated authority) administers the New 2022 Share Incentive Plan. The administrator of the New 2022 Share Incentive Plan determines, among other things, the eligibility of individuals to receive awards, the type and number of awards to be granted to each eligible individual, and the terms and conditions of each award.

Award Agreement. Each award granted under the New 2022 Share Incentive Plan is evidenced by an award agreement that contains such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the United States Internal Revenue Code of 1986, as amended from time to time (the “Code”).

Eligibility. We may grant awards to employees, consultants and directors of our company. The general scope of eligible individuals shall be determined by the administrator.

Vesting Schedule. In general, the administrator determines the vesting schedule, if any, which is specified in the relevant award agreement.

Exercise of Options. The exercise price per share subject to an option shall be determined by the administrator and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares; provided, however, that no option may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of grant, without compliance with Section 409A of the Code, or the holder’s consent.

Transfer Restrictions. Awards may not be transferred in any manner by the holder other than in accordance with the exceptions provided in the New 2022 Share Incentive Plan, such as transfers to members of the holder’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the holder’s family and/or charitable institutions, pursuant to such conditions and procedures as the administrator may establish.

Termination and Amendment of the New 2022 Share Incentive Plan. Unless terminated earlier, the New 2022 Share Incentive Plan has a term of 10 years. The administrator has the authority to terminate, amend or modify the plan.

Share Incentive Grants

The following table summarizes, as of March 31, 2023, the number of ordinary shares underlying outstanding options that we had granted to our directors and executive officers and to other employees and consultants as a group.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Zhen Dai	112,334,243	0.000003	March 18, 2022	March 18, 2032
Yang Wang	37,443,045	0.000003	March 18, 2022	March 18, 2032
Alex Wu	8,796,665	0.01	January 13, 2023	January 15, 2033
Weilin Sun	8,903,550	0.000003	February 1, 2022	February 1, 2032
Zhongjue Chen	—	—	—	—
Bin Liu	—	—	—	—
Guangming Ren	*	*	June 10, 2022	June 10, 2032
Xiaoli Liu	*	*	June 10, 2022	June 10, 2032

*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

As of March 31, 2023, other employees and consultants as a group hold options to purchase a total of 60,727,500 ordinary shares.

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

Compensation Committee. Our compensation committee consists of Mr. Zhongjue Chen, Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Zhongjue Chen is the chairperson of our compensation committee. We have determined that Mr. Guangming Ren and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of May 31, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male		Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7		—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Background			2

D. Employees

As of December 31, 2022 , we had 311 full-time employees and over 76 outsourced personnel recruited through third-party agencies. Details of our full-time employees are set out in the table below:

Function	Number of Employees	Percentage
Business Development	148	48%
Administration	84	27%
Research and development	44	14%
Operating & Marketing	35	11%

Total	311	100%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 2,196,978,133 ordinary shares issued and outstanding as of March 31, 2023, comprising (i) 549,430,361 Class A ordinary shares, excluding Class A ordinary shares issued to JPMorgan Chase Bank, N.A., the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, (ii) 248,888,073 Class B ordinary shares, and (iii) 1,398,659,699 Class C ordinary shares.

Beneficial ownership is determined generally in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by any person listed below and the percentage ownership of such person, all ordinary shares of ours underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2023 are deemed outstanding.

	Amount of Beneficial Ownership
Name and Address of Beneficial Owner	Class A Ordinary Shares†	Class B Ordinary Shares†	Class C Ordinary Shares†	Percent Ownership††	Percent Voting Power†††	Percent Voting Power (Upon Full Distribution by NewLink)††††
Directors and Executive Officers: **
Zhen Dai(1)	56,167,121	248,888,073	—	13.5%	43.2%	56.6%
Yang Wang(2)	18,721,539	—	38,349,303	2.6%	1.6%	1.3%
Alex Wu	—	—	—	—	—	—
Weilin Sun(3)	8,903,550	—	30,305,208	1.8%	1.2%	*
Zhongjue Chen	—	—	—	—	—	—
Bin Liu	472,781	—	—	*	*	*
Guangming Ren	*	—	—	*	*	*
Xiaoli Liu	*	—	—	*	*	*
All directors and executive officers as a group	86,264,991	248,888,073	68,654,511	17.9%	46.0%	58.8%
Principal Shareholders:
Entities affiliated with Bain(4)	138,094,376	—	—	6.3%	2.4%	2.7%
Newlinks Technology Limited(5)		248,888,073	1,398,659,699	75.0%	90.6%	87.6%
Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.)(6)	253,891,329	—	—	11.6%	4.4%	5.7%

*	Less than 1%
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

††	A total of 2,196,978,125 ordinary shares are outstanding as of March 31, 2023.
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

††††

Class B ordinary shares and Class C ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares or Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares or Class C ordinary shares through voting proxy or otherwise to any person that is not Mr. Dai or his affiliates (Newlinks Technology Limited being deemed not to be his affiliate for this purpose only). Therefore, all Class B ordinary shares distributed by NewLink to Mr. Dai or his affiliates will remain Class B ordinary shares, and all Class C ordinary shares distributed by NewLink to its own shareholders (other than Mr. Dai and his affiliates) will be automatically converted into Class A ordinary shares. This column sets out the voting power percentages assuming full distribution by NewLink of Class B ordinary shares to Mr. Dai or his affiliates and of Class C ordinary shares to its own shareholders (other than Mr. Dai and his affiliates). Whether and to what extent to conduct such distribution would be a corporate decision by NewLink that requires approval by the board of directors and/or shareholders of NewLink, as applicable.

(1)

Represents (i) the 56,167,121 Class A ordinary shares underlying certain options issued to Mr. Dai which have become vested, and (ii) the 248,888,073 Class B ordinary shares held by Newlinks Technology Limited based on Zenki Luck Limited’s ownership interest in Newlinks Technology Limited by way of holding 67,126,520 ordinary shares of Newlinks Technology Limited. Zenki Luck Limited is 100% beneficially owned by Mr. Dai. The registered address of Zenki Luck Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(2)

Represents (i) the 18,721,539 Class A ordinary shares underlying certain options issued to Ms. Wang which have become vested, and (ii) a portion of the 1,398,659,699 Class C ordinary shares held by Newlinks Technology Limited (which Class C ordinary shares are subject to automatic conversion into Class A ordinary shares in certain events as described in the footnote above), based on Young King Luck Holding Limited’s ownership interest in Newlinks Technology Limited by way of holding 9,665,588 ordinary shares of Newlinks Technology Limited. Young King Luck Holding Limited is 100% beneficially owned by Ms. Wang. The registered address of Young King Luck Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)

Represents (i) the 8,903,550 Class A ordinary shares underlying certain options issued to Mr. Sun which have become vested, and (ii) a portion of the 1,398,659,699 Class C ordinary shares held by Newlinks Technology Limited (which Class C ordinary shares are subject to automatic conversion into Class A ordinary shares in certain events as described in the footnote above), based on Phoenix Sun Luck Tech Limited’s ownership interest in Newlinks Technology Limited by way of holding 7,638,148 ordinary shares of Newlinks Technology Limited. Phoenix Sun Luck Tech Limited is 100% beneficially owned by Mr. Sun. The registered address of Phoenix Sun Luck Tech Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(4)

Represents (i) 119,372,236 Class A ordinary shares held by Bain Capital Rise Education IV Cayman Limited, and (ii) 18,722,140 Class A ordinary shares held by BCPE Nutcracker Cayman, L.P. Bain Capital Rise Education IV Cayman Limited is owned by Bain Capital Asia Integral Investors, L.P., a Cayman Islands limited partnership (“Asia Integral”). Bain Capital Investors, LLC (“BCI”), a Delaware limited liability company, is the general partner of Asia Integral. BCI is the manager of Bain Capital Investors Asia IV, LLC, a Cayman Islands limited liability company (“Asia IV GP”), which is the general partner of Bain Capital Asia Fund IV, L.P., a Cayman Islands exempted limited partnership (“Asia Fund IV”), which is the manager of BCPE Nutcracker GP, LLC, a Cayman Islands limited liability company, which is the general partner of BCPE Nutcracker Cayman, L.P. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by Bain Capital Rise Education IV Cayman Limited and BCPE Nutcracker Cayman, L.P. Voting and investment decisions with respect to securities held by Bain Capital Rise Education IV Cayman Limited and BCPE Nutcracker Cayman, L.P. are made by the partners of BCI. The principal business address for each of the foregoing entities is 200 Clarendon Street, Boston, Massachusetts 02116. The above information is based on the Schedule 13G jointly filed by Bain Capital Rise Education IV Cayman Limited and BCPE Nutcracker Cayman, L.P. on February 14, 2023. The percentage of total ordinary shares and the percentage of aggregate voting power for Bain Capital Rise Education IV Cayman Limited are calculated based on the number of our total outstanding shares as of June 10, 2022 and assuming Bain Capital Rise Education IV Cayman Limited’s and BCPE Nutcracker Cayman, L.P.’s shareholdings have not changed since December 31, 2022.

(5)

Principal beneficial owners of the shares of Newlinks Technology Limited include Zhen Dai, Yang Wang, Weilin Sun, Joy Capital and Bain Capital, who owned 16.7%, 2.4%, 1.9%, 13.2% and 17.0% of the total outstanding shares of Newlinks Technology Limited as of the date of this prospectus. Board members of Newlinks Technology Limited include Zhen Dai, Yang Wang, Weilin Sun, Erhai Liu, Yuanjiang Shen, Hao Zhang, Zhongjue Chen, Jiang Yu and Chunxiang Wang.

(6)

Zhenwei Investment Fund Management Co., Ltd. is the general partner of Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) and has its registered address at 8/F, 60 Xizhimen North Avenue, Haidian District, Beijing, China. The above information is based on the Schedule 13D jointly filed by Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) and Zhenwei Investment Fund Management Co., Ltd. on June 23, 2022. The percentage of total ordinary shares and the percentage of aggregate voting power for Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) are calculated based on the number of our total outstanding shares as of June 10, 2022 and assuming Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.)’s shareholding does not change since June 10, 2022.

To our knowledge, as of the date of this annual report, a total of 312,666,829 Class A ordinary shares are held by record holders in the United States, including 312,666,828 Class A ordinary shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program, and 1 Class A ordinary share held by an individual. None of our outstanding Class B ordinary shares or Class C ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For options granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Registration Rights Agreement with the Major Shareholder

RISE entered into a Registration Rights Agreement with the Major Shareholder in June 2022 prior to the Closing to provide certain registration rights with respect to 119,372,236 ordinary shares (and any equity securities issued or issuable with respect to such shares) held by the Major Shareholder as of the date of the agreement (“Registrable Securities”). This agreement remains effective and binding on us.

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

Related Party Transactions

Immediately prior to and after the Reorganization, NaaS’ EV charging service business in China was primarily carried out through NewLink and its consolidated entities. NewLink and its consolidated entities offered financial and operational support for such business. Pursuant to the Reorganization, NaaS is regarded as continuing operator of such Business. The financial support and operational in historical periods due to NewLink and its consolidated entities was waved as contribution from shareholder. Besides, NewLink charged NaaS for services performed by the shared-service departments of NewLink. Before the accomplishment of the Restructuring, NewLink charged NaaS for free.

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

In 2022, NewLink paid the following amounts on behalf of NaaS (i) RMB31.1 million (US$4.5 million) as payroll and non-payroll labor expenses; (ii) RMB4.1 million (US$0.6 million) as rental fees; and (iii) RMB18.7 million (US$2.7 million) as other expenses. NaaS paid NewLink a total of RMB26.7 million (US$3.9 million) from January to December 2022. As of December 31, 2022, a total amount of RMB27.2 million (US$4.0 million) was due from NaaS to NewLink and the amount was waived by NewLink by the end of 2022. In addition, expenses of shared service departments, such as the administrative department, before the completion of the Restructuring were borne by NewLink and were not charged to NaaS.

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since December 31, 2022.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs have been listed on Nasdaq since October 20, 2017. Our ADSs were traded under the symbol “REDU” prior to the Closing on June 10, 2022 and have been traded under the symbol “NAAS” since then.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on Nasdaq since October 20, 2017. Our ADSs were traded under the symbol “REDU” prior to the Closing on June 10, 2022 and have been traded under the symbol “NAAS” since then.

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

The following are summaries of material provisions of our current memorandum and articles of association insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. The objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares, and vice versa. Any number of Class B ordinary shares or Class C ordinary shares, as the case may be, held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares and/or Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares and/or Class C ordinary shares through voting proxy or otherwise to any person that is not Mr. Zhen Dai or his affiliates (excluding NewLink).

In addition, any number of Class B ordinary shares held by Mr. Zhen Dai or his affiliates (excluding NewLink) shall be automatically and immediately converted into an equal number of Class A ordinary shares on the earlier to occur of (i) the total number of Class B ordinary shares directly and indirectly owned by Mr. Zhen Dai and his affiliates (excluding NewLink), which shall equal the sum of (A) the total number of Class B ordinary shares directly held by Mr. Zhen Dai and his affiliates (excluding NewLink), plus (B) the total number of Class B ordinary shares indirectly held by Mr. Zhen Dai and his affiliates (excluding NewLink) through NewLink, is smaller than 50% of the total number of the issued and outstanding Class B ordinary shares as of immediately after the Closing, and (ii) Mr. Zhen Dai having been convicted in a final and non-appealable judgment of, or having entered a plea of guilty to, a felony or criminal act resulting in his inability to perform his official duties at NaaS Technology Inc. for a period of more than 90 days.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our currently effective memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to 10 votes per share and each holder of Class C ordinary shares is entitled to two votes per share subject to vote at our general meetings. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

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

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our currently effective memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our currently effective memorandum and articles of association also authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares, without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Exclusive Forum. Without limiting the jurisdiction of the Cayman courts to hear, settle and/or determine disputes related to our company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our company to our company or the members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our articles of association including but not limited to any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described under this item or “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

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

In November 2011, the MOF and SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, MOF and SAT promulgated five circulars to further expand the scope of services that are to be subject to value-added tax (“VAT”) instead of business tax. Pursuant to these tax rules, from August 1, 2013, VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of PRC on Value Added Tax to reflect the normalization of the pilot program. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

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

Dividends

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares), which are listed on Nasdaq, are considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

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

Based upon our current and projected income and assets, we do not expect to be a PFIC for the taxable year ended December 31, 2022 or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our ADSs and Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the taxable year ended December 31, 2022 or any future taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder, other than the taxable year in which the U.S. Holder’s holding period ADSs or Class A ordinary shares begins, that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the portion of the U.S. Holder’s holding period for the ADSs or Class A ordinary shares that preceded the taxable year in which the U.S. Holder receives the distribution), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs are listed on the Nasdaq Capital Market, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Not applicable.

G. Statements by Experts

Not applicable.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on our website at https://www.enaas.com/en/. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

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

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. We did not receive any reimbursement form the depositary in 2022.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects. We have implemented and plan to implement a number of measures to address and remediate the material weaknesses identified and improve the effectiveness of our disclosure controls and procedures, see “Management’s Plan for Remediation of Material Weaknesses”.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses: (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, and (ii) ineffective information technology general controls in the areas of policies and procedures, program change and user access management over certain information technology systems that support financial reporting processes.

As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected”.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm on internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies via reverse merger for the year of such transaction.

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in making necessary changes and improvements to the overall design of the Company’s control environment to address the material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures and of internal control over financial reporting described above.

To remediate the material weakness described above regarding the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, we plan to (i) enhance the effectiveness of our financial reporting process by hiring more qualified IFRS and SEC financial reporting and accounting personnel, conducting training and providing management oversight on the timeliness and quality of our detailed account analyses, and (ii) strengthen the level of our financial reporting disclosure controls by enhancing the execution of their formal process to ensure that all significant transactions will be thoroughly evaluated for disclosure during the financial reporting process.

Following the identification of the material weakness in connection with the audit of the restated combined financial statements of NaaS as of and for the years ended December 31, 2020 and 2021, we have been implementing the following measures to address the material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with IFRS and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under IFRS and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual in accordance with IFRS for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures, and (v) engaging an external consulting firm to advise us on IFRS and SEC financial reporting and accounting requirements to remediate the material weakness in the foreseeable future. However, we need more time to fully implement these measures to remediate the material weakness, and our management concluded that the material weakness continued to exist as of December 31, 2022.

Further, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022 included in our annual report on Form 20-F for 2022, we also identified deficiencies of ineffective information technology general controls (“ITGC”) in the areas of policies and procedures, program change and user access management over certain information technology (“IT”) systems that support financial reporting processes that in the aggregate constitute a material weakness. We are in the process of implementing the following measures to address the material weakness identified by (i) updating IT policies and procedures to address critical areas of IT management, (ii) performing periodic testing to identify, assess and address change and access management risks, (iii) providing sufficient training of IT personnel on the importance of ITGC and (iv) engaging external consultants to advise on ITGC improvements to remediate the material weakness in the foreseeable future. Meanwhile, we started to implement remedial measures to address ITGC weakness in the third quarter of 2022. The implementation was suspended due to the COVID-19 pandemic and was resumed after the alleviation of the pandemic situation.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected”.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. A. Audit Committee Financial Experts

Our board of directors has determined that Mr. Guangming Ren, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16.B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at https://www.enaas.com/en/.

Item 16.C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, Centurion ZD CPA & Co. and BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2021	2022
	RMB	RMB	US$

	(in thousands)
Audit Fees(1)
- Ernst & Young Hua Ming LLP	—	1,500	218
- Centurion ZD CPA & Co.	3,195	—	—
- BDO China Shu Lun Pan Certified Public Accountants LLP.	3,871	—	—

(1)

“Audit Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

All audit and permitted non-audit services provided by our principal accountant, including audit services, audit-related services, tax services, and other services as described above, must be and have been approved in advance by our audit committee.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16.F. Change in Registrant’s Certifying Accountant

Engagement of BDO China Shu Lun Pan Certified Public Accountants LLP

On November 22, 2021, RISE announced that Ernst & Young Hua Ming LLP (“EY”) had resigned as its independent registered public accounting firm, effective November 19, 2021.

EY’s audit report on RISE’s consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2020 and 2019, and the interim period through November 19, 2021, there has been no (i) “disagreements” as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions, between RISE and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement thereto in its reports on the consolidated financial statements for such periods; or (ii) “reportable events” as that term is described in accordance with Item 16F(a)(1)(v) of Form 20-F, except as previously disclosed, there were outstanding matters that require further assessment with respect to regulatory requirements that severely impacted RISE’s operations and its ability to continue as a going concern: “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education Stage”(the “Opinion”), and the circular published by the Chinese Ministry of Education and two other government authorities on its website to implement the Opinion, which requires all academic after-school tutoring institutions to complete registration as a not-for-profit organization by the end of December 31, 2021. As of the date of EY’s resignation, RISE has not been able to provide information to EY to resolve the above-mentioned matters to their satisfaction. Accordingly, EY was unable to progress their audit or render its audit report on RISE’s consolidated financial statements for the year ended December 31, 2021. EY is authorized to discuss these matters with RISE’s new auditor without limitation.

RISE provided a copy of the foregoing disclosure in Item 16F to EY and requested that EY furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EY addressed to the SEC, dated May 13, 2022, is incorporated by reference as Exhibit 16.1 to this annual report.

On January 7, 2022, RISE announced that its board of directors has appointed BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as RISE’s new auditor, effective as of January 7, 2022. The appointment of BDO was considered and approved by the audit committee of the board of directors of RISE.

During the fiscal year ended December 31, 2021 and the subsequent period prior to RISE’s engagement of BDO, neither RISE nor anyone on its behalf consulted BDO with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on RISE’s consolidated financial statements, and neither a written report nor oral advice was provided to RISE that BDO concluded was an important factor considered by RISE in reaching a decision as to any accounting, auditing or financial reporting issue;

(b) any matter that was either the subject of a disagreement, as defined in Item 16F (a)(1)(iv) of the instructions to Form 20-F, or (c) any reportable event, as defined in Item 16F (a)(1)(v) of the instructions to Form 20-F.

Change in Connection with the Mergers

On June 10, 2022, the Mergers between RISE, our predecessor, and Dada was consummated. Upon the Closing, Dada became the wholly-owned subsidiary of RISE, and we assumed and began conducting the principal business of Dada. Rise is identified as the legal acquirer but accounting acquiree from accounting purpose (“accounting acquiree”) and Dada is identified as legal acquiree but accounting acquirer for accounting purposes (“accounting acquirer”). As a result, our auditor was changed from BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”), RISE’s auditor prior to the completion of the transaction, to Centurion ZD CPA & Co. (“Centurion”), Dada’s auditor at the time.

The reports of BDO on RISE’s consolidated financial statements for the fiscal year ended December 31, 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal year ended December 31, 2021 and the subsequent interim period through June 10, 2022, there were no disagreements between RISE and BDO on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure.

During the fiscal year ended December 31, 2021 and the subsequent interim period through June 10, 2022, there were no reportable events (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F), other than that a material weakness was identified in RISE’s internal control over financial reporting in the fiscal year ended December 31, 2021. The material weaknesses so identified related to RISE’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We have provided BDO with a copy of this disclosure in Item 16F and requested from BDO a letter addressed to the SEC indicating whether it agrees with the above statements. A copy of the letter from BDO addressed to the SEC, dated May 1, 2023, is filed herein as Exhibit 16.2.

Prior to the date of this change from BDO to Centurion as a result of the Mergers, neither RISE nor anyone on its behalf consulted with Centurion regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on RISE’s consolidated financial statements, and neither a written report nor oral advice was provided to RISE that Centurion concluded was an important factor considered by RISE in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

Engagement of Ernst & Young Hua Ming LLP

On October 28, 2022, we engaged Ernst & Young Hua Ming LLP (“EY”) as our independent registered public accounting firm and dismissed Centurion. This change in independent registered public accounting firm was recommended by our audit committee of the board of directors and approved by our board of directors.

The reports of Centurion on Dada’s combined financial statements for the fiscal years ended December 31, 2020 and 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. However, in December 2022, we concluded that Dada’s combined financial statements for the fiscal years ended December 31, 2020 and 2021 that were included in our shell company report on Form 20-F that was initially filed on June 16, 2022 (the “Shell Company Report”) could not be relied upon, due to the correction of the presentation of revenues to be consistent with the recognition and measurement policy for each class of revenues and reflects other adjustments that we found necessary or appropriate. Such financial statements were therefore restated and the restated financial statements were filed with the SEC on March 27, 2023 and on April 18, 2023 in Amendment No. 1 and Amendment No. 2 to the Shell Company Report, respectively. In addition, “reportable events” as defined in Form 20-F Item 16F(a)(1)(v) include the material weakness reported filed with the SEC on March 27, 2023 and on April 18, 2023 in Amendment No. 1 and Amendment No. 2 to the Shell Company Report, respectively.

Except as disclosed in this Item 16F, during the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through October 28, 2022, there were no (i) disagreements between us and Centurion on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, or (ii) reportable events (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

We have provided Centurion with a copy of this disclosure in Item 16F and requested from Centurion a letter addressed to the SEC indicating whether it agrees with the above statements. A copy of the letter from Centurion addressed to the SEC, dated May 1, 2023, is filed herein as Exhibit 16.3.

During the fiscal years ended December 31, 2020 and 2021, and the subsequent interim period prior to our engagement of EY on October 28, 2022, neither Dada nor NaaS consulted with EY regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that EY concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

Item 16.G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Trading Market—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” We followed home country practice with respect to the requirements for maintaining an audit committee of at least three members. We have also adopted a new equity incentive award plan without shareholders’ approval.

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. Currently, the majority of our board of directors are not independent directors. In addition, the compensation of our executive officers is not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Trading Market—We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules, and as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.” As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

In June 2022, the SEC conclusively listed RISE Education Cayman Ltd, our predecessor, as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor who issued the audit report for us for the fiscal year ended December 31, 2021 is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of NaaS Technology Inc., (ii) the governmental entities in China do not have a controlling financial interest in our company, (iii) none of the members of the board of directors of our company or our operating entities is an official of the Chinese Communist Party, and (iv) the currently effective memorandum and articles of association (or equivalent organizing document) of our company do not contain any charter of the Chinese Communist Party.

Item 16.J. Insider Trading Policies

Not applicable.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The consolidated financial statements of NaaS Technology Inc. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 2.2 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

2.3	Deposit Agreement by the Registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 filed publicly with the SEC on September 29, 2022)

2.4	Amendment No.1 to Deposit Agreement dated October 19, 2017 by the Registrant, the depositary and owners and holders of the ADS (incorporated by reference to Exhibit (a)(2) to the post-effective amendment to Form F-6 filed publicly with the SEC on May 31, 2022)

2.5*	Description of Securities of the Registrant

4.1	English translation of Purchase Agreement, dated December 1, 2021, among RISE Education Cayman Ltd, Wuhan Xinsili Culture Development Co., Ltd., RISE Education International Limited, Rise (Tianjin) Education Information Consulting Co., Ltd., Beijing Step Ahead Education Technology Development Co., Ltd. and Rise IP (Cayman) Limited (incorporated by reference to Exhibit 99.2 from our report of foreign private issuer on Form 6-K (File No. 001-38235) filed publicly with the SEC on December 1, 2021)

4.2	Share Purchase Agreement, dated December 1, 2021, among RISE Education Cayman Ltd, Rise Education Cayman I Ltd and Bain Capital Rise Education IV Cayman Limited (incorporated by reference to Exhibit 99.3 from our report of foreign private issuer on Form 6-K (File No. 001-38235) filed publicly with the SEC on December 1, 2021)

4.3	Agreement and Plan of Merger, dated February 8, 2022, by and among the Registrant, Dada Merger Sub Limited, Dada Merger Sub II Limited and Dada Auto Inc. (incorporated by reference to Annex A to the proxy statement furnished as Exhibit 99.2 to Current Report on Form 6-K filed publicly with the SEC on April 4, 2022)

4.4	Support Agreement, dated February 8, 2022, by and among the Registrant, Dada Auto Inc. and Bain Capital Rise Education IV Cayman Limited (incorporated by reference to Annex D to the proxy statement furnished as Exhibit 99.2 to Current Report on Form 6-K filed publicly with the SEC on April 4, 2022)

4.5	Amendment to the Support Agreement dated June 10, 2022, by and among the Registrant, Dada Auto Inc. and Bain Capital Rise Education IV Cayman Limited (incorporated herein by reference to Exhibit 4.5 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.6	NewLink Voting Agreement, dated February 8, 2022, by and among the Registrant, Dada Auto Inc. and Newlinks Technology Limited (incorporated by reference to Annex E to the proxy statement furnished as Exhibit 99.2 to Current Report on Form 6-K filed publicly with the SEC on April 4, 2022)

4.7	NewLink Shareholder Voting Agreement, dated February 8, 2022, by and among the Registrant, Dada Auto Inc. and BCPE Nutcracker Cayman, L.P. (incorporated by reference to Annex F to the proxy statement furnished as Exhibit 99.2 to Current Report on Form 6-K filed publicly with the SEC on April 4, 2022)

4.8	Registration Rights Agreement, dated June 10, 2022, by and between the Registrant and Bain Capital RISE Education IV Cayman Limited (incorporated herein by reference to Exhibit 4.8 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

Exhibit Number	Description of Document

4.9	New 2022 Share Incentive Plan (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-38235), furnished to the Securities and Exchange Commission on September 29, 2022)

4.10	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 4.10 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.11	Form of Employment Agreement (incorporated herein by reference to Exhibit 4.11 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.12†	English Translation of Investment Agreement, dated December 31, 2021, by and between Dada Auto Inc. and Newlinks Technology Limited (incorporated herein by reference to Exhibit 4.12 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.13†	English Translation of Assets Transfer Agreement on Kuaidian Platforms, dated February 1, 2022, by and between Kuaidian Power (Beijing) New Energy Technology Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd. and the supplemental agreement thereto dated March 13, 2022 (incorporated herein by reference to Exhibit 4.13 to Amendment No. 1 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on March 27, 2023)

4.14†	Series A Share Purchase Agreement, dated January 14, 2022, by and among the Registrant, Dada Auto Inc., Fleetin HK Limited, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., certain major PRC subsidiaries thereto, Kuaidian Power (Beijing) New Energy Technology Co., Ltd., Newlinks Technology Limited, DAI Zhen and certain investors thereto (incorporated herein by reference to Exhibit 4.14 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.15†	Series A Share Purchase Agreement, dated January 26, 2022, by and among the Registrant, Dada Auto Inc., Fleetin HK Limited, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., certain major PRC subsidiaries thereto, Kuaidian Power (Beijing) New Energy Technology Co., Ltd., Newlinks Technology Limited, DAI Zhen and BCPE Nutcracker Cayman, L.P. (incorporated herein by reference to Exhibit 4.15 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.16†	Amended and Restated Shareholder’s Agreement, dated March 18, 2022, by and among the Registrant, Dada Auto Inc., Fleetin HK Limited, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., Kuaidian Power (Beijing) New Energy Technology Co., Ltd., certain major PRC subsidiaries thereto, Newlinks Technology Limited, DAI Zhen and certain investors thereto (incorporated herein by reference to Exhibit 4.16 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.17†	English Translation of Business Cooperation Agreement, dated March 31, 2022, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd. (incorporated herein by reference to Exhibit 4.17 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.18†	English Translation of Data Service Agreement, dated February 15, 2023, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd. (incorporated herein by reference to Exhibit 4.18 to Amendment No. 1 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on March 27, 2023)

4.19†	English Translation of Charging Business Cooperation Agreement, dated February 15, 2023, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd. (incorporated herein by reference to Exhibit 4.19 to Amendment No. 1 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on March 27, 2023)

4.20*	Share Subscription Agreement, dated November 30, 2022, by and between the Registrant and Sun Shine Life Insurance Corporation Limited

8.1*	List of Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

Exhibit Number	Description of Document

15.2*	Consent of Centurion ZD CPA & Co., Independent Registered Public Accounting Firm

15.3*	Consent of Harney Westwood & Riegels

15.4*	Consent of Jingtian & Gongcheng

15.5*	Consent of King & Wood Mallesons

16.1	Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 15.2 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 13, 2022)

16.2*	Letter from BDO China Shu Lun Pan Certified Public Accountants LLP

16.3*	Letter from Centurion ZD CPA & Co., Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
†	Portions of this exhibit have been omitted or redacted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NaaS Technology Inc.

By:	/s/ Alex Wu
Name: Alex Wu
Title: Chief Financial Officer

Date: May 1, 2023

NaaS Technology Inc.

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
Recognition of revenue generated from online platform
The Group’s revenue was significantly contributed from an online platform of electrical vehicles charging solutions for mobility connectivity services to charging station operators, charging stations and chargers
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

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of NaaS Technology Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of NaaS Technology Inc. (the Company) as of December 31, 2022, the related consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes
(collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of trade receivables

Description of the Matter
As of December 31, 2022, the Company has recorded trade receivables of RMB130,004 thousand, net of expected credit losses allowance of RMB22,252 thousand. As described in Notes 2.9 and 3.1 to the consolidated financial statements, the Company estimates expected credit losses for trade receivables using a provision matrix. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.

Auditing the expected credit loss allowance for trade receivables is complex and subjective because of the highly judgmental nature of determining the reasonableness of management’s calculated provision rates that are used to measure expected credit losses including evaluating the significant assumptions related to the segmentation of debtor groups and the weighting of forward-looking factors included in the provision matrix.

How We Addressed the Matter in Our Audit
We obtained an understanding of management’s processes relating to monitoring and assessing the recoverability of trade receivables.

Our audit procedures to test the provision for expected credit losses included, among others, evaluating the methodology, significant assumptions and the underlying data used by the Company. We evaluated management’s methodology for determining the segmentation of debtor groups based on credit risk characteristics. We evaluated the appropriateness of the Company’s methodology used to measure expected credit loss and evaluated management’s development, selection and weighting of the forward-looking factors used in the expected credit loss model. We also tested the completeness and accuracy of the underlying data used in the credit risk analysis and compared the forward-looking factors used by management to publicly available information. In addition, we compared the Company’s expected credit loss rates to peer companies and performed sensitivity analyses of the forward-looking factors to evaluate the changes to the Company’s expected credit losses that would result from changes in the forward-looking factors used in management’s provision matrix.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2022
Beijing, the People’s Republic of China
May 1, 2023

F-
5

NAAS TECHNOLOGY INC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Note	2021		2022	2022
		RMB’000		RMB’000	USD’000

ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	8,489		513,351	74,429
Trade receivables	6	38,456		130,004	18,849
Prepayments, other receivables and other assets	7	105,833		287,435	41,674

Total current assets		152,778		930,790	134,952

Non-current assets
Right-of-use assets	10	19,766		17,030	2,469
Financial assets at fair value through profit or loss	11	5,000		11,753	1,704
Financial assets at fair value through other comprehensive income	12	—		129,060	18,712
Property, plant and equipment	13	548		2,600	377
Intangible assets		—		833	121
Other non-current assets		—		13,869	2,011

Total non-current assets		25,314		175,145	25,394

Total assets		178,092		1,105,935	160,346

LIABILITIES AND EQUITY
Current liabilities
Interesting-bearing bank borrowings	9	—		38,000	5,510
Current lease liabilities	10	7,067		6,853	993
Trade payables		16,872		49,239	7,139
Other payables and accruals	14	112,148		98,049	14,218

Total current liabilities		136,087		192,141	27,860

Non-current liabilities
Interest-bearing bank borrowings	9	—		465,155	67,441
Non-current lease liabilities	10	12,566		9,327	1,352
Deferred tax liabilities		—		438	64

Total non-current liabilities		12,566		474,920	68,857

Total liabilities		148,653		667,061	96,717

EQUITY
Share capital	15	—	*	146,730	21,273
Additional paid in capital	15	423,329		6,358,600	921,910
Other reserves		—		(35,201)	(5,104)
Accumulated losses		(393,890)		(6,031,255)	(874,450)

Total equity		29,439		438,874	63,629

Total equity and liabilities		178,092		1,105,935	160,346

The accompanying notes are an integral part of these
consolidated
financial statements.

*	Representing amount less than RMB 1,000 .

F-
6

NAAS TECHNOLOGY INC
CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		For the year ended December 31,
	Note	2020	2021	2022	2022
		RMB’000	RMB’000	RMB’000	USD’000
Net Revenues from Online EV Charging Solutions		5,455	17,985	50,151	7,271
Net Revenues from Offline EV Charging Solutions		565	14,611	40,554	5,880
Net Revenues from Innovative and Other Businesses		143	857	2,109	306

Net Revenues	16	6,163	33,453	92,814	13,457

Other gains, net	17	319	138	7,317	1,061

Operating costs and expenses
Cost of revenues	18	(6,547)	(29,587)	(86,647)	(12,563)
Selling and marketing expenses	18	(46,458)	(193,340)	(241,430)	(35,004)
Administrative expenses	18	(11,956)	(34,458)	(2,195,981)	(318,388)
Research and development expenses	18	(17,644)	(30,253)	(36,557)	(5,300)

Total operating costs and expenses		(82,605)	(287,638)	(2,560,615)	(371,255)

Operating loss		(76,123)	(254,047)	(2,460,484)	(356,737)
Fair value changes of convertible and redeemable preferred shares	19	—	—	(3,158,498)	(457,939)
Fair value changes of financial assets at fair value through profit or loss		—	—	1,753	254
Finance costs	20	(300)	(1,097)	(10,275)	(1,490)

Loss before income tax		(76,423)	(255,144)	(5,627,504)	(815,912)

Income tax expenses	21	(1,474)	(5,318)	(9,861)	(1,430)

Net loss for the year		(77,897)	(260,462)	(5,637,365)	(817,342)

Net loss attributable to:
Equity holders of the Company		(77,897)	(260,462)	(5,637,365)	(817,342)

		(77,897)	(260,462)	(5,637,365)	(817,342)

Loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)	22
Basic loss per share		(0.05)	(0.16)	(2.92)	(0.42)
Diluted loss per share		(0.05)	(0.16)	(2.92)	(0.42)
Net loss for the year		(77,897)	(260,462)	(5,637,365)	(817,342)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods:
– Fair value change on equity investment designated at fair value through other comprehensive loss, net of tax		—	—	(10,143)	(1,471)
– Currency translation differences		—	—	(25,058)	(3,633)
Other comprehensive loss for the year, net of tax		—	—	(35,201)	(5,104)
Total comprehensive loss for the year		(77,897)	(260,462)	(5,672,566)	(822,446)

Total comprehensive loss attributable to:
Equity holders of the Company		(77,897)	(260,462)	(5,672,566)	(822,446)

		(77,897)	(260,462)	(5,672,566)	(822,446)

The accompanying notes are an integral part of these
consolidated
financial statements.

F-
7

NAAS TECHNOLOGY INC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share capital		Additional paid- in capital	Other reserves	Accumulated losses	Total
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2020		—		79,604	—	(55,531)	24,073

Comprehensive loss
Net loss for the year		—		—	—	(77,897)	(77,897)

Total comprehensive loss for the year		—		—	—	(77,897)	(77,897)

Transactions with equity holders:
Contribution from controlling shareholder	1 5	—	*	68,382	—	—	68,382

Balance at December 31, 2020 and January 1, 2021		—		147,986	—	(133,428)	14,558

Comprehensive loss
Net loss for the year		—		—	—	(260,462)	(260,462)

Total comprehensive loss for the year		—		—	—	(260,462)	(260,462)

Transactions with equity holders:
Contribution from controlling shareholder	15	—		264,555	—	—	264,555
Share-based compensation from shareholder’s ESOP		—	*	10,788	—	—	10,788

Balance at December 31, 2021 and January 1, 2022		—	*	423,329	—	(393,890)	29,439

Comprehensive loss
Net loss for the year		—		—	—	(5,637,365)	(5,637,365)
Other comprehensive loss		—		—	(35,201)	—	(35,201)

Fair value change on equity investment designated at fair value through other comprehensive loss, net of tax		—		—	(10,143)	—	(10,143)
Currency translation differences		—		—	(25,058)	—	(25,058)

Total comprehensive loss for the year		—		—	(35,201)	(5,637,365)	(5,672,566)

Transactions with equity holders:
Subdivision of shares	15	110,375		(110,375)	—	—	—
Issuance of share capital	15	25,910		3,917,674	—	—	3,943,584
Deemed issuance of shares upon the Merger transaction	1.3	10,226		1,881,758	—	—	1,891,984
Exercise of option		219		5,203	—	—	5,422
Contribution from a controlling shareholder	15	—		27,179	—	—	27,179
Share-based compensation from ESOP	23	—		195,669	—	—	195,669
Share-based compensation from controlling shareholder ESOP		—		18,163	—	—	18,163

Balance at December 31, 2022		146,730		6,358,600	(35,201)	(6,031,255)	438,874

The accompanying notes are an integral part of these
consolidated
financial statements.

*	Representing amount less than RMB1,000.

F-
8

NAAS TECHNOLOGY INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2020	2021	2022	2022
		RMB’000	RMB’000	RMB’000	USD’000

Cash flows from operating activities
Cash used in operations	24(a)	(56,940)	(219,114)	(585,522)	(84,893)
Interest received		—	—	4,826	700

Net cash used in operating activities		(56,940)	(219,114)	(580,696)	(84,193)

Cash flows from investing activities
Purchase of property, plant and equipment		—	(606)	(17,132)	(2,483)
Purchase of financial assets at fair value through profit or loss	11	—	(5,000)	(5,000)	(725)
Purchase of financial assets at fair value through other comprehensive income	12	—	—	(139,203)	(20,183)

Net cash flows used in investing activities		—	(5,606)	(161,335)	(23,391)

Cash flows from financing activities
Borrowings from banks		—	—	503,155	72,951
Interests paid	10	—	(193)	(9,537)	(1,383)
Payments of principal portion of lease liabilities	10	—	(1,881)	(6,834)	(991)
Proceeds from issuance of ordinary shares		—	—	212,377	30,792
Proceeds from issuance of convertible redeemable preferred shares				556,356	80,663
Expense for issuance of preferred shares		—	—	(8,624)	(1,250)
Contribution from a shareholder	15	58,481	231,618	—	—

Net cash flows generated from financing activities		58,481	229,544	1,246,893	180,782

Net increase in cash and cash equivalents		1,541	4,824	504,862	73,198
Cash and cash equivalents at the beginning of the year		2,124	3,665	8,489	1,231

Cash and cash equivalents at the end of the year	5	3,665	8,489	513,351	74,429

The accompanying notes are an integral part of these
consolidated
financial statements.

F-
9

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information

1.1.	General information
NaaS Technology Inc. (the “Company”) was incorporated in the Cayman Islands on July 16, 2013 as an exempted company with limited liability. The Company is a holding company. The immediate and ultimate holding company of the Company is Newlinks Technology Limited (“NewLink”) which owns
75.0% of its ordinary shares and is a holding company incorporated in the Cayman Island
s
.
On June 10, 2022, RISE Education Cayman Ltd (“RISE”), the Company’s predecessor, completed the merger and other related transactions (the “Merger Transactions”) with Dada Auto
 (“Dada”),
as a result of which Dada became a wholly-owned subsidiary of RISE and RISE assumed and began conducting the principal business of Dada. The name of the Company was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.”.
The “Group” means (i) prior to the completion of the Reorganization, subsidiaries and VIEs of New
L
ink that provided EV charging services in China, (ii) upon and after the completion of the Reorganization, Dada, its subsidiaries, and Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) for the period during which Dada maintained VIE arrangements with Kuaidian Power Beijing, and (iii) upon and after completion of the Merger Transactions, the Company and its subsidiaries.
The consolidated financial statements of the Group for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the directors on May 1, 2023.

1.2.	History and reorganization of the Group
The EV charging services were launched in 2019 through Chezhubang (Beijing) Technology Co., Ltd. (“Chezhubang Technology”) and its subsidiaries Beijing Chezhubang New Energy Technology Co., Ltd. (“Beijing Chezhubang”) and Kuaidian Power Beijing, which were established by Chezhubang Technology in July 2018 and August 2019, respectively. Chezhubang Technology was controlled by New
L
ink. Kuaidian Power Beijing subsequently acquired Shaanxi Kuaidian Mobility Technology Co., Ltd. (“Shaanxi Kuaidian”) in May 2020. The consideration was immaterial, because no substantial operation was conducted by Shaanxi Kuaidian when acquired.
In July 2019, Dada was established in the Cayman Islands as a holding company to facilitate the Group’s offshore financing.
In September 2020, Kuaidian Power Beijing established a wholly-owned subsidiary, Zhidian Youtong Technology Co., Ltd. (“Zhidian Youtong”).

F-
10

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In February 2021, Cosmo Light (Beijing) New Energy Technology Co., Ltd. (“Cosmo Light”) was established. In April 2021, Xixian New District Constant Energy Joint New Energy Automobile Co., Ltd. (“XXND Automobile”) and Qingdao Hill Matrix New Energy Technology Co., Ltd. (“QHM New Energy”) were established. Ownership interests in Cosmo Light was held by Shandong Cosmo Light Co., Ltd, and XXND Automobile and QHM New Energy were held by Zhejiang Huzhou
Hill

Matrix
Limited
. In September 2021, Beijing Chezhubang acquired 100% of the ownership interest in Shaanxi Kuaidian.
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
As part of the Reorganization, Anji Zhidian acquired 100% of the ownership interest in Beijing Chezhubang from Chezhubang Technology, and Beijing Chezhubang in turn acquired 100% of the ownership interest in Zhidian Youtong. In conjunction therewith the Company acquired: (a) 100% equity interests in Cosmo Light through Shandong Cosmo Light Co., Ltd in March 2022, and (b) 100% equity interests in QHM New Energy through Zhejiang Huzhou Hill Matrix Limited in March 2022, and (c) 80% equity interests in XXND Automobile through Zhejiang Huzhou Hill Matrix Limited in March 2022. Kuaidian Power Beijing entered into a VIE arrangement with Anji Zhidian from January 5, 2022 to April 5, 2022, temporarily, and then Anji Zhidian acquired 100% of the equity interests in Kuaidian Power Beijing as part of the
Reorganization.
Kuaidian Power Beijing entered into a VIE arrangement with Anji Zhidian from January 5, 2022 to April 5, 2022, as a result of which (i) Kuaidian Power Beijing initially became a VIE of Dada Auto, and (ii) Dada Auto became entitled to receive substantially all of the economic benefits generated by Kuaidian Power Beijing as primary beneficiary and was responsible for any and all economic losses Kuaidian Power Beijing incurred.
In April 6, 2022, Anji Zhidian acquired 100% of the equity interests in Kuaidian Power Beijing as part of the Reorganization.

1.3.	Reverse merger
On February 8, 2022, Dada entered into the Merger Agreement among RISE, Dada Merger Sub Limited, a wholly-owned subsidiary of RISE (“Merger Sub”), Dada Merger Sub II Limited, a wholly-owned subsidiary of RISE (“Merger Sub II”). Pursuant to the Merger Agreement, Merger Sub will merge with Dada, with Dada being the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of RISE (the “Merger”), and Data will merge with and into Merger Sub II, with Merger Sub II as the surviving company and a wholly-owned subsidiary of RISE immediately following the consummation of the Merger. RISE was a public shell company prior to the Merger.
As of June 10, 2022, the
Merger was completed and the
existing shareholders of Dada and RISE own
ed
approximately 93% and 7% of the fully-diluted ordinary shares (including no. of shares under Dada ESOP and Rise ESOP) of the combined entity, respectively, immediately following the closing of the Merger. New
L
ink, as the existing shareholders of Dada, holds
a
majority of the voting interest of the combined entity,
and

the election of independent directors is determined by New
L
ink. As the result of the shareholders and board arrangement, Rise is identified as the legal acquirer but accounting acquiree from accounting purpose (“accounting acquiree”) and Dada is identified as legal acquiree but accounting acquirer for accounting purposes (“accounting acquirer”).
As RISE, the legal acquirer and accounting acquiree, does not meet the definition of a business, management concluded that the Merger should be accounted for as a continuation of the financial statements of Dada (the legal subsidiary), together with a deemed issue of shares and a re-capitalization of the equity of Dada in accordance with IFRS 2 Share-based Payment. Dada is the continuing entity and is deemed to have issued shares in exchange for the identifiable net assets held by RISE together with the listing status of RISE. Management concluded that June 10, 2022 is the acquisition date of the Merger. The purchase consideration of RMB1,892 million is the fair value of the deemed issued shares to the original shareholders of
RISE totaling

165,791,964
shares, including the shares reserved for the exercisable options under RISE ESOP plans. The difference between the fair value of the shares deemed to have been issued by Dada to the original shareholders of Rise and the RMB21 million fair value of the RISE’s identifiable net liabilities equaling
RMB
1,913

million is accounted as listing costs, and included in general and administrate expense on the consolidated statements of loss and other comprehensive loss for the year ended December 31, 2022.

F-
11

NAAS TECHNOLOGY INC
NOTES TO THE
CONSOLIDATED
FINANCIAL STATEMENTS

1. 4 .	Subsidiaries
The Company’s major subsidiaries as at December 31, 2021 and 2022 are set out below. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of incorporation and kind of legal entity	Date of incorporation/ establishment	Ownership interest held by the Group		Principal activities
			2022	2021
Kuaidian Power Beijing	Beijing, China Limited liability company	August 20, 2019	100%	100%	Online EV charging solutions, innovative and other businesses
Beijing Chezhubang	Beijing, China Limited liability company	July 18, 2018	100%	100%	Online EV charging solutions
Zhidian Youtong	Shandong, China Limited liability company	September 27, 2020	100%	100%	Offline EV charging solutions
Anji Zhidian	Zhejiang, China Limited liability company	December 24, 2021	100%	100%	Online EV charging Solutions
Qingdao Intelligent Electronics	Qingdao, China Limited liability company	June 9, 2022	100%	100%	Offline EV charging Solutions
QHM New Energy	Shandong, China Limited liability company	April 26, 2021	100%	100%	Offline EV charging solutions
Cosmo Light	Beijing, China Limited liability company	February 22, 2021	100%	100%	Online EV charging solutions

2.	Summary of significant accounting policies
The principal accounting policies applied in the preparation o
f these conso
lidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards(“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements of the Group have been prepared on a historical cost basis, except for equity financial assets and convertible redeemable preferred shares that have been measured at fair value.
All amounts disclosed in the consolidated financial statements are rounded to the nearest thousand unless otherwise indicated.
The consolidated financial statements are prepared on a going concern basis. See Note 2.2 for details.
The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
As disclosed in “1.2. History and reorganization of the Group”, the Reorganization was completed in April, 2022. Through the Reorganization, the Company became the holding company of the companies now comprising the Group. Accordingly, for the purpose of preparation of the consolidated financial statements of the Group, the Company is considered as the holding company of the companies now comprising the Group throughout the years ended December 31, 2020, 2021 and 2022.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Through the Reorganization, the Company became the holding company of the contributed businesses now comprising the Group, which were under the common control of the controlling shareholder before and after the Reorganization. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganization had been completed at the date when contributed business first came under the control of the controlling party.
The consolidated statements of loss and other comprehensive income, changes in equity and cash flows of the Group included the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholder, whenever the period is shorter.

2.1.1.	New and amended standards adopted by the Group

(a)	Amendments to the accounting standards adopted
The Group has applied the following amendments for the first time for their annual reporting period commencing January 1, 2022:

•	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

•	Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37

•	Annual Improvements to IFRS Standards 2018-2020, and

•	Reference to the Conceptual Framework – Amendments to IFRS 3.
The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(b)	New standards and interpretations not yet adopted
New standards, amendments to
sta
ndards and interpretations that have been issued but not yet effective and have not been early adopted by the Group during the year ended December 31, 2022 are as follows:

Standards and amendments	Effective for annual periods beginning on or after
IFRS 17 Insurance Contracts	January 1, 2023
Non-current Liabilities with Covenants—Amendments to IAS 1	January 1, 2024
Classification of Liabilities as Current or Non-current—Amendments to IAS 1	January 1, 2024
Disclosure of Accounting Policies—Amendments to IAS 1 and IFRS Practice Statement 2	January 1, 2023
Definition of Accounting Estimates—Amendments to IAS 8	January 1, 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction—Amendments to IAS 12	January 1, 2023
Sale or contribution of assets between an investor and its associate or joint venture—Amendments to IFRS 10 and IAS 28	To be determined
These new standards, amendments or interpretations are not expected to have a material impact on the Group’s consolidated financial statements in the current or future reporting periods and on foreseeable future transactions.

2.2.	Going concern basis
The Group incurred net losses for the years ended December 31, 2021 and 2022, respectively and net cash used in operating activities was RMB219.1 million and RMB580.7 million for the years ended December 31, 2021 and 2022, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2022, the Group issued convertible redeemable preferred shares for a total cash consideration of
 RMB556.4
million. In December 2022, the Group issued Class A ordinary shares to an institution investor, for a total purchase price of
 RMB208.7
million. The Group also obtained bank borrowings amounting to
RMB503.2
million
to cover the working capital in online EV charging solutions and hardware procurement business. The Group expects that its existing cash and cash equivalents and unused banking facilities will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of the consolidated financial statements. In addition, the Group has received a financial support guarantee from its parent NewLink Group. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating costs and expenses, generating operational cash flows as well as continuing to gain support from outside sources of financing. Based on the above considerations, the Group believes that funds from equity financing and banking facilities will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least twelve months from the date of issuance of the consolidated financial statements. Therefore, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2.3.	Subsidiaries and non-controlling interests
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
Inter-company
transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Non-controlling
interests in the results and equity of subsidiaries are shown separately in the consolidated statements of loss and other comprehensive loss, consolidated statements of financial position, and consolidated statements of changes in equity, respectively. Net loss attributable to non-controlling
interests was nil during the years ended December 31, 2021 and 2022, respectively.

2.4.	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources, assessing performance of the operating segments and making strategic decisions, has been identified as the Chief Executive Officer of the Group, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.
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

2.5.	Foreign currency translation

(a)	Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its overseas subsidiaries is U.S. dollars (“USD”). The functional currency of subsidiaries in the Group incorporated in the PRC is Renminbi (“RMB”). The Group presents its consolidated financial statements in RMB, unless otherwise stated.

(b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(c)	Group companies
The results and financial position of foreign operations (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the end of the reporting period.

(ii)
income and expenses for each statement of loss and other comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and

(iii)	all resulting currency translation differences are recognized in other comprehensive loss.
During the year ended December 31, 2021, there were no translation difference recognized for there was no overseas transactions led to translation differences. During the year ended December 31, 2022, such difference recognized was RMB25.1 million (US$ 3.6 million
).

2.6.	Property, plant and equipment
All property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.
Depreciation is calculated using the straight-line method to allocate the cost of the assets, net of their residual values, over their estimated useful lives, as follows:

–	Electronic equipment	5 years
–	Furniture and office equipment	3 years
The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing proceeds with carrying amount and included in profit or loss. During the years ended December 31, 2021 and 2022, no such disposals occurred.

2.7.	Intangible assets
Acquired computer software is stated at historical cost less accumulated amortization and accumulated impairment losses (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items. Costs associated with maintaining software programs are expensed as incurred.
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

–	Computer software	5 years

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.8.	Investments and other financial assets

(a)	Classification
The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income (“OCI”) or through profit or loss), and

•	those to be measured at amortized cost.
The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.
For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).

(b)	Recognition and derecognition
Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(c)	Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial asset carried at FVPL are expensed in profit or loss.
Equity instruments
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue t
o be recogni
zed in profit or loss as other income when the Group’s right to receive payments is established.
Changes in the fair value of financial assets at FVPL are recognized in the consolidated statements of loss and other comprehensive loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(d)	Impairment
The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

2.9.	Trade receivables and other receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Majority of trade receivables are from hardware procurement business and other receivables and prepayments are from online EV charging solutions services. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and therefore all classified as current.
Trade receivables and other receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Group holds trade receivables and other receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 6 for further information about trade receivables and Note 3.1 for a description of the Group’s financial risk.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
Impairment on other receivables is measured as either
12-month
expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of other receivables has occurred since initial recognition, the impairment is measured as lifetime expected credit losses.

2.10.	Cash an d c ash equivalents
For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents includes cash on hand, cash at bank and deposits held at licensed payment platforms with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.11.	Sha r e capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.12.	Trade and other payables
Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. These amounts are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.13.	Borrowings
Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.
Borrowings are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.14.	Borrowing costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.
Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalization.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other borrowing costs are expensed in the period in which they are incurred.

2.15.	Current and deferred in c ome tax
The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)	Current income tax
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)	Deferred income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and losses can be utilized.

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

F-1
8

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.16.	Em plo yee benefits

(a)	Short-term obligations
Liabilities for wages and salaries, including
non-monetary
benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the statement of financial position.

(b)	Post-employment obligations
The Group participated a defined contribution plan in which the Group pays fixed contributions to publicly administered pension insurance plans on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due.

(c)	Housing funds, medical insurance and other social insurance
Employees of the Group in the PRC are entitled to participate in various government-supervised housing funds, medical insurance and other social insurance plan. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees, subject to certain ceiling. The Group’s liability in respect of these funds is limited to the contributions payable during each year. Contributions to the housing funds, medical insurance and other social insurance are expensed when they are due.

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

F-1
9

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.17.	Revenue recognition
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
The Group is an agent if its performance obligation is to arrange for the provision of the specified goods or services by another party. In this case, the Group does not control the specified goods or services provided by another party before those goods or services are transferred to the customer. When the Group acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.
Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.
Control of the goods and services is transferred over time if the Group’s performance:

(a)	provides all of the benefits received and consumed simultaneously by the customer;

(b)	creates and enhances an asset that the customer controls as the Group performs; or

(c)	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.
If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.
2.17.1.  The accounting policy for the Group’s principal revenue sources
Online EV charging solutions
The Group offers effective mobility connectivity services by a platform (mainly includes Kuaidian mobile application, and Kuaidian Weixin mini- program) to connect charging station operators and end-users to facilitate the completion of successful EV charging. Historically, Kuaidian Power Beijing operated Kuaidian. The performance obligation for the Group is to display the charging stations and chargers on the platform and provide such information for end-users who visit the platform. The end-users select a charging station/chargers on the platform and drive to the charging station/charging plies to charger their EV. The Group provides services to both charging station operators and end-users according to agreements, and the Group performs its obligations for both parties during one transaction, both charging stations and end-users are regarded as the customers of platform services. The Company entered into master agreements with charging station operators where the Company is entitled to share a fixed percentage of the EV charging service fee for each EV charging order that is placed through Kuaidian platform, ie., the commission income. The commission income is recognised upon the completion of each order when the service is provided. The Company may, from time to time, provide incentives to end-users at its own discretion, which are treated as payables to customers and when there is no distinct goods or service received from end-users, such incentives are treated as reduction to revenue. See 2.17.3 for more details.
After the
Kuaidian platform
disposal transaction, the Company does not have a written, oral or implicit contract with the end-user, and the end-users (other than VIP member mentioned below) are not the customers of platform services.

F-
20

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Upon the completion of an EV charging order, the Group recognizes the net service income charged to operators and end-users as online EV charging solutions revenues.
The Group pays to the charging station operators in advance before the delivery of service and records it as prepayment as the amount paid could be returned to the Group. In some cases, the Group may settle the outstanding balance subsequent to the transaction and the balance owed to operators is recorded as a payable. In addition, the Group also provides other online solutions, such as software as a service (“SaaS”) to charging stations to improve the digitalization and the management of them.

The SaaS revenue is not material for the periods presented.
The Group offers a membership program (“VIP membership”) to its registered users on the platform. Memberships are offered for a one-month, three-month or twelve-month period and customers pay a fixed non-refundable upfront membership fee. During the membership period, members enjoy benefits including exclusive discount on the charging service fee and exclusive membership coupon issued on a monthly basis that expire at the end of the month. The Group has determined that each membership benefit provided over the membership period is a material right that would need to be accounted for as a performance obligation. Transaction price is allocated to each performance obligation based on its standalone selling price. The Group recognizes revenue relating to the material right at the later of: (i) when the underlying benefit is redeemed by the customer for online EV charging solution services or (ii) when the benefit is expired.

All incentives provided to the VIP members from the usage of cash coupons and incremental discounts are consideration payable to the customer, which is netted against both the online EV charging solutions revenue and membership revenue with the resulting negative revenue from each transaction, if any, being reclassified to selling and marketing expenses.
Offline EV charging solutions
The Group offers offline services to charging station operators related to their operations, including operation of EV charging station, hardware procurement
.
In case the Group leases certain EV charging stations and operates the EV charging stations on its own discretion, the Group has determined that it acts as a principal for the Offline EV charging services as the Group controls the EV charging service prior to transfer to the customer. The Group is primarily responsible for providing the EV charging service to the EV drivers and also has full discretion in establishing service fee rates for the charging services to customers. EV charging fees received/receivable by the Group under such instances are recognized as revenue on a gross basis when the services are rendered.
The Group considers itself as an agent for the hardware procurement as the Group does not control hardware during the transaction. Therefore, revenues from such services are recognized on a net basis.
Innovative and Other Businesses
The Group provides charging station operators with additional retail services and other amenities and ancillary services. The Group charges commission fees based on the value of the facility and the merchandise supplied to charging station operators. Revenues for such services are recognized when the Group satisfies the performance obligations under the service contracts.

F-
21

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.17.2.	Contract balances
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
If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents a contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.
The contract liabilities balance mainly includes balances of VIP membership, coupon package sales and advances from hardware customers. The balances of contract liability as of December 31, 2021 and 2022 were RMB5.4 million and RMB
29.4
 million respectively.

2.17.3	Incentives
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

2.18.	Cost of re ve nues
Cost of revenues mainly consists of electricity costs, depreciation of right-of-use
assets, payment processing costs, cloud server costs and others.

2.19.	Selling and marketing expenses
Selling and marketing expenses mainly consist of expenses of certain discounts and promotions to end-users,
salaries for sales and marketing personnel, and advertising expenses for branding and acquiring end-users
for charging services. Advertising costs are expensed when the service is received.

F-2
2

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.20.	Administrati ve expenses
Administrative expenses mainly consist of salaries and benefits for management and admi nistrative
personnel, rental and related expenses, professional fees and other general corporate expenses.

2.21.	Resear c h and development expenses
Research and development expenses mainly consist of salaries and benefits as well as related expenses of research and development team. All research and development costs are expensed as incurred. All costs relating to improvements and maintenance of the platform were recorded as cost of revenues.

2.22.	Loss per share

(a)	Basic loss per share
Basic loss per share is calculated by dividing:

•	net loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(b)	Diluted loss per share
Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.23.	Leases
The Group, as a lessee, leases office buildings and charging stations. Lease contracts are typically made for fixed periods of six months to five years. Lease is recognized as a right-of-use
asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group.
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
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payments that are based on a rate, initially measured using the rate as at the commencement date

•	amounts expected to be payable by the Group under residual value guarantees

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
The lease payments are discounted using the interest rate implicit in the lease. The Group uses the incremental borrowing rate, for the implicit rate cannot be readily determined, which is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use
asset in a similar economic environment with similar terms, security and conditions.

F-2
3

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use
assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liabilities

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.
Right-of-use
assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use
asset is depreciated over the underlying asset’s useful life.
The Group applies the short-term lease recognition exemption to its short-term leases of equipment and office buildings (that is those leases that have a lease term of
12 months
or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment and laptop computers that are considered to be of low value.

2.24.	Finance costs
Finance costs mainly consist of interest and other costs related to operating leases and borrowing of funds.

2.25.	Convertible redeemable preferred shares (“Preferred Shares”)
In 2022 the Group issued convertible redeemable preferred shares. Holders of Preferred Shares issued are redeemable upon occurrence of certain future events. These instruments can also be converted into ordinary shares of the Company at any time at the option of the preferred shareholders, or automatically be converted into ordinary shares immediately prior to the closing of a qualified initial public offering of the Company.
The Preferred Shares were financial liabilities with embedded derivatives and the Group designated the entire hybrid instrument as financial liabilities at fair value through profit or loss. The Preferred Shares were initially recognized at fair value. The component of fair value changes relating to the Company’s own credit risk recognized in OCI was immaterial. Amounts recorded in OCI related to credit risk were not subject to recycling in profit or loss, but were transferred to retained earnings when realised. Fair value changes relating to market risk were recognized in profit or loss. The Preferred Shares were classified as non-current liabilities unless the Preferred Shares holders can demand the Company to redeem the Preferred Shares within 12 months after the end of the reporting period. All of Preferred Shares were converted to Class A ordinary shares upon consummation of the Mergers. The fair value of each of Preferred Shares was equal to the fair value of each of ordinary shares on the conversion date as detailed in Note 15.

2.26.	Share-based payments
Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments (equity-settled transactions).
Equity-settled transactions
The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 23. That cost is recognised in employee benefits expense, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.
No expense is recognised for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.
When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

2.27	Convenience translation
Amounts in U.S. dollars are presented for the convenience of the reader an
d are translated at the noon buying rate of RMB6.8972 per US$1.00 on December 30, 2022 as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

3.	Financial risk management and supplier concentration risk

3.1.	Financial risk factors
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
Foreign exchange risk primarily arises from future commercial transactions and recognized assets and liabilities denominated in a currency other than the functional currency of the relevant group entities. The Group manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures and tries to minimize non-functional
currency transactions.
The Group operates mainly in the PRC with most of the transactions settled in RMB. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant assets or liabilities of the Group denominated in the currencies other than the respective functional currencies of the Group’s entities.

(ii)	Interest rate risk
The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.
As at 31 December 2022, the Group’s bank borrowings amounting to RMB503.2 million (2021: nil) were at variable interest rates. As at 31 December 2022, if the interest rates on the Group’s borrowings had been 100 basis points higher/lower with all other variables held constant, loss before income tax would have been RMB2.0 million higher/lower (2021: nil), as a result of higher/lower interest expense.

(iii)	Equity price risk
The Group’s listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment securities.
As at December 31, 2022, the Group’s exposure to a listed equity investment at FVOCI was RMB129.1 million (2021: nil). If the stock price of the listed company increase/decrease 10%, loss before income tax would have decreased/increased by RMB12.9 million as at December 31, 2022 (2021: nil).

F-2
5

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Liquidity risk
The Group intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, the policy of the Group is to regularly monitor the Group’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Group’s liquidity requirements.
The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of financial statements. The Group raised funding through convertible redeemable preference shares on January 14 and January 26, 2022, with a total cash consideration of US$87.3 million (RMB556.4 million
),
and through bank borrowings. See Note 2.2 for details related to going concern basis.
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

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2021
Trade payables	16,872	—	—	16,872	16,872
Financial liabilities including in other payables and accruals	10,663	—	—	10,663	10,663
Lease liabilities	8,294	6,205	7,204	21,703	19,633

	35,829	6,205	7,204	49,238	47,168

At December 31, 2022
Trade payables	49,239	—	—	49,239	49,239
Financial liabilities including in other payables and accruals	21,282	—	—	21,282	21,282
Bank borrowings	39,440	21,350	495,235	556,025	503,155
Lease liabilities	7,522	5,751	4,004	17,277	16,180

	117,483	27,101	499,239	643,823	589,856

F-2
6

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Credit risk
Credit risk arises from cash and cash equivalents, trade receivables and other receivables. The carrying amount of each class of the above financial asset represents the Group’s maximum exposure to credit risk in relation to the corresponding class of financial asset.
Credit risk is managed on group basis. Finance team in conjunction with business team are responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. The Group assesses the credit quality of its customers and other debtors by considering various factors including their financial position, past experience and other factors.
Cash and cash equivalents are mainly placed with state-owned financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.
For trade receivables, an impairment analysis is performed at each financial position date using a provision matrix to measure expected credit losses under the simplified approach. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions. Information based on the provision matrix is disclosed in note 6.

(d)	Supplier concentration risk
After the completion of transfer of Kuaidian platform, the related user data and charging station/pile data from the Company to Anji Datacom to address the cybersecurity risk with the promulgation of Cybersecurity Review Measures in 2022 on March 31, 2023, the Company entered into business cooperation agreement with Anji Datacom to receive IT data management services, including the collection, storage, processing and use of the data collected through the Kuaidian platform as well as transaction reconciliation and information verification services in relation to the delivery of EV charging solutions for an initial term of five years until March 30, 2027. The contract will be renewed for one year after the initial 5 years if both parties reach an agreement. For the IT data management services, an agreed annual fee is expected to be charged by Anji Datacom for the following five years, subject to an adjustment mechanism. Purchases of services from Anji Datacom accounted for 33% of cost of sales for the year ended December 31, 2022. A significant interruption by Anji Datacom in the delivery of IT data management services could impair the Company’s ability to deliver EV charging solutions and could materially adversely impact its consolidated statements of loss and other comprehensive loss and consolidated statements of financial position.

3.2.	Capital management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.
The Group monitors capital (including share capital, additional paid in capital and other reserves) by regularly reviewing the capital structure. As part of this review, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. In January 2022, the Group raised funding through issuing convertible redeemable preferred shares, for a total cash consideration of RMB
556.4

million.
The Group’s capital management ensures the Group meets financial covenants attached to the interest-bearing loans that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call loans. There have been no breaches of the financial covenants of any interest-bearing loans and borrowing in the current period.

F-2
7

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

This section sets out an analysis of
current ratio and liabilities to
assets
ratio

for each of the year presented.

	As of December 31
	2021	2022
	RMB’000	RMB’000

Total current assets	152,778	930,790
Total current liabilities	136,087	192,141
Total assets	178,092	1,105,935
Total liabilities	148,653	667,061

Current Ratio	1.12	4.84
Liabilities to assets ratio	0.83	0.60

3.3.	Fair value estimation
The table below analyses the Group’s financial instruments carried at fair value as of each statement of financial position date, by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(1)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(2)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2), and

(3)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
The following table presents the Group’s financial instruments that are measured at fair value at each statement of financial position date:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2022
Financial assets at fair value through profit or loss	—	—	11,753	11,753
Financial assets at fair value through other comprehensive income	129,060	—	—	129,060

Total	129,060	—	11,753	140,813

(a)	Financial instruments in Level 3
If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or investor quotes for similar instruments

•	The discounted cash flow model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate

•	The latest round of financing, i.e. the prior transaction price or the third-party pricing information, and

•	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.
Level 3 instrument of the Group’s assets includes long-term investments measured at
FVTPL
(investing in ordinary shares in unlisted companies with no significant influence). As the investment is not traded in an active market, its fair value has been determined by using applicable valuation technique, such as market approach.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Details of movements in the level 3 financial instruments are set out in Note 1
1
.

The following table summarizes the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements.

	Fair values as of December 31,			Change of inputs at December 31,
	2021	2022
Description	RMB’000	RMB’000	Unobservable inputs	2021	2022	Relationship of unobservable inputs to fair value
Investments in unlisted company	5,000	6,753	Expected volatility	51%	52%	The higher the expected volatility, the higher the fair value
			Discount for lack of marketability (“DLOM”)	19%	20%	The higher the DLOM, the lower the fair value
Investments in unlisted company	—	5,000	Expected volatility	—	65%	The higher the expected volatility, the higher the fair value
			Discount for lack of marketability (“DLOM”)	—	27%	The higher the DLOM, the lower the fair value
The carrying amounts of the Group’s financial assets not carried at fair values, including cash and cash equivalents, trade receivables, other receivables, and the Group’s financial liabilities not carried at fair values, including trade payables, other payables and accruals, approximate their fair values due to their short maturities or the interest rates being close to the market interest rates.

4.	Significant accounting judgments, estimates and assumptions
The preparation of financial statements requires the use of accounting estimates which will seldom equal the actual results. Management needs to exercise judgement in applying the Group’s accounting policies.
Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Revenue recognition
The Group has determined that each membership benefit provided over the membership period is a material right that would need to be accounted for as a performance obligation. Refer to Note 2.17 for details. Determining the transaction price allocated to each performance obligation based on its standalone selling price requires judgement and consideration of all relevant facts and circumstance. In the evaluation of standalone selling price, the Group considers the applicable market conditions and relevant Group-specific factors, including factors that were contemplated in membership agreement with the customer and the estimated costs for specified number of cash coupons and incremental discounts.
The Group determined that it is appropriate based on its specific facts and circumstances to record net losses generated from its online EV charging orders with net negative revenues in selling and marketing expenses on a transaction by transaction basis. The Group considered the substance of negative revenue arising from incentives to end-users as marketing related expenses paid to end-users, the purpose of which is to encourage user engagement, expand user base on its EV charging business, as well as eventually increasing the commission revenue generated from its EV charging business. These loss orders did not relate to past contracts nor future contracts and were accounted for as a separate unit of account. The excess incentive amount that was reclassified to selling expenses amounted
RMB119.3 million and RMB105.8 million for the years ended December 31, 2022 and 2021, respectively.

F-2
9

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Determining whether the Group is acting as a principal or as an agent when a third-party is involved in the provision of certain services to its customers requires judgement and consideration of all relevant facts and circumstances. In evaluation of the Group’s role as a principal or agent, the Group considers factors to determine whether the Group controls the specified goods or service before it is transferred to the customer including, but not limited to the following: whether the Group (a) is primarily responsible for fulfilling the contract, (b) is subject to inventory risk, and (c) has discretion in establishing prices. Refer to Note 2.17 for details.

(b)	Share-based payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions at the grant date, the Group uses binomial model and Monte-Carlo simulation model for the valuation. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 23.
In 2022, the Group granted shares options to two directors under the Dada Incentive Plan with market conditions which will become vested in two equal instalments each if the targeted market capitalisations of the Company are achieved for a pre-agreed trading period. The fair value of the options granted with market condition was determined using the Monte Carlo Simulation approach. For options with variable vesting periods due to market conditions, a best estimate of the most likely vesting period will have been used in determining the fair value of the transaction at the date of grant. IFRS 2 requires that the related compensation costs will be recognized during the estimated expected vesting period without any subsequent revision. Where the market condition is achieved before the end of expected vesting period, the remaining compensation costs related to market condition will be recognized at the achievement date. The independent appraisers estimated that the targeted market capitalisation will be achieved within 9.13 years and 9.53 years, respectively.

(c)	Estimation of recoverability of uncollected input VAT receipts
The Group determines the recoverability of uncollected input VAT receipts (which is recorded in other receivables) by considering the historic collection experience of input VAT receipts from the operators and other factors that may affect the operators’ capability to issue input VAT receipts. The Group recognizes provision of uncollected input VAT amount as cost of revenue, in cases such as there is indication of the operator to terminate cooperation or lose capability to issue input VAT receipts.

(d)	Estimation of IFRIC 23 provisions
Where the amount of tax payable or recoverable is uncertain, whether due to the relevant tax authority challenge or due to uncertainty regarding the acceptability of a particular tax treatment under the tax laws, judgment is required to assess the probability that the uncertain tax treatment will be accepted by the tax authority. In accordance with IFRIC 23, if it is not probable that the uncertain tax treatment will be accepted by the tax authority, the Group shall reflect the effects of uncertainty in determining the related taxable profit. Uncertain tax provisions include any related penalties, if applicable under the tax laws.

(e)	Business contracts with Anji Datacom
In February 2022, Kuaidian Beijing Power, one of the Group’s wholly owned subsidiary, entered into an asset transfer agreement with Zhejiang Anjijiayu Big Data Technology Service Co., Ltd. (“Anji Datacom”), an independence third party, where by Kuaidian Power Beijing agreed to sell certain assets to Anji Datacom. These assets include platform mobile application and mini-program (“Kuaidian Platform”) which connect EV users with charging station operators and chargers, user account and information and historical transaction data, IT systems, and IT workforce. The transfer was completed on March 31, 2022.
On March 31, 2022, Anji Zhidian, a wholly owned subsidiary, entered into a series of contracts (“Business Cooperative Agreements”) with Anji Datacom, through which, Zhejiang Zhidian continues to connect operators to the platform via the data management and platform hosting service provided by Anji Datacom, Anji Datacom is responsible for provision of data management and technical services to Anji Zhidian in exchange for a service.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The asset transfer constituted a business because the transaction included inputs (Kuaidian Platform, user data and etc.) and processes (the established IT processes). The asset transfer resulted in a net gain of
RMB0.9
million. The asset transfer transaction did not constitute a discontinued operation in accordance with IFRS 5, Non-current-assets held-for-sale and discontinued operations because the asset transfer did not constitute a major line of business, and the Group continued to carry out the online charging service solution business subsequent to the asset transfer through the series of Business Cooperative Agreements with Anji Datacom.
The Group does not control Anji Datacom under IFRS 10, Consolidated financial statement as it does not have power over Anji Datacom and does not obtain or generate variable returns by involving in relevant activities in Anji Datacom. The Group does not have existing rights, including voting rights, rights to appoint or remove shareholders or officers, veto or other substantive rights, over Anji Datacom. Anji Datacom’s third-party shareholder has substantive voting rights and its shareholder and management make their own independence decisions, including but not limited to approving budgets, and appointing and renumerating its management and employees. Further, Anji Datacom is not a structured entity as it is not restricted to carry out its relevant activities, and it has substantive voting rights and decision-making rights as principal of its relevant activities.
Determining whether the Group has control over Anji Datacom requires judgement and consideration of all relevant contractual arrangements, existing rights, business substance and facts and circumstances specific to Anji Datacom. In assessing control over Anji Datacom, the Group first obtains an understanding of the purpose and design of Anji Datacom, it then determines whether it has power to direct Anji Datacom’s relevant activities, is exposed to variable returns from its involvement with Anji Datacom, and has the ability to use its power to affect Anji Datacom’s returns from its involvement with Anji Datacom.

(f)	Measurement of ECL for trade receivables
A number of significant judgements are required in applying the accounting requirements for measuring ECL, such as:

•	Determining the segmentation of debtor groups,

•	Selecting appropriate models and assumptions for the measurement of ECL, and

•	Establishing the relative probability weightings of forward-looking factors .
Impairment assessment under ECL for trade receivables.
The Group uses a provision matrix to calculate ECL for trade receivables. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.
At every financial position date, the historical observed default rates are reassessed and changes in the forward-looking information are considered. In addition, trade receivable with significant balances and credit impairment are assessed for ECL individually.
The provision of ECL is sensitive to changes in estimates. The information about the ECL is disclosed in Note 6.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(i)	Forward-looking information
In measuring ECL in accordance with IFRS 9, it should consider forward-looking information. The calculation of ECL incorporates forward- looking information through the use of publicly available economic data and forecasts based on assumptions and management judgement to reflect the forward-looking factors and through the use of probability weighted outcomes.

5.	Cash and cash equivalents

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Cash at bank	3,734	512,453
Deposits held at licensed payment platforms	4,755	898

Total	8,489	513,351

6.	Trade receivables

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Trade receivables	40,926	152,256
Provision on impairment	(2,470)	(22,252)

Total	38,456	130,004

The following is an aging analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2021	2022
	RMB’000	RMB’000
0 – 90 days	16,472	124,736
91 – 180 days	16,292	1,029
181 – 365 days	5,473	10,480
1 – 2 years	2,689	14,852
2 – 3 years	—	1,159

Total	40,926	152,256

F-3
2

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group uses a provision matrix to calculate ECL for trade receivables that result from transactions within the scope of IFRS 15. The provision rates are based on customer’s aging as groupings for various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration forward-looking information that is reasonable, supportable and available without undue costs and effort. The provision on impairment was RMB19.8 million and RMB2.5 million, respectively, in 2022 and 2021.
The movement in the loss allowance for trade receivables during the years indicated are as follows:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Beginning of the year	—	2,470
Provision for expected credit loss, net	2,470	19,782

End of the year	2,470	22,252

The impairment as of December 31, 2021 and 2022 was determined as follows:

	Within 1 year	1-2 years	2-3 years	Over 3 years
As of December 31, 2021:
Expected credit loss rate	4%	11%	—	—
Gross carrying amount (RMB’000)	38,237	2,124	—	—

Impairment allowances (RMB’000)	1,666	239	—	—

As of December 31, 2022:
Expected credit loss rate	6%	12%	84%	—
Gross carrying amount ( RMB’000 )	133,353	5,903	272	—

Impairment allowances ( RMB’000 )	8,595	701	228	—

Other than above impairment calculated by provision matrix, as of December 31, 2022 and 2021, impairment allowances was fully made for specific trade receivables with gross amount of RMB12.7 million and RMB0.6 million which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts.

F-3
3

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Prepayments, other receivables and other assets
The detail information of prepayments, other receivables and other assets for the years ended December 31, 2021 and 2022 is as below:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Prepayments to charging stations	31,791	222,276
Prepayments for chargers procurement	5,106	35,519
Prepayment for rental facility and utilities	5,615	3,166
Prepayments for miscellaneous	2,146	1,583
Value-added tax deductible	32,367	2,628
Others	34,098	30,369
Receivables from related parties	556	—
Credit loss allowance on other receivables	(5,162)	(6,340)
Impairment on prepayment	(684)	(1,766)

Total	105,833	287,435

The

credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be “normal” when they are not past due and there is no
information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.
Exp
ec
ted credit losses for other receivables are estimated by applying a loss rate approach with reference to the days past due for groupings of parties with similar loss patterns. The loss rate is adjusted to reflect the current conditions and forecasts of future economic conditions, as appropriate. For the credit risk of financial assets included in other receivables as of December 31, 2021 and 2022: RMB29.5 million and RMB24.0 million is at Stage 1 and the Group estimated that the expected credit loss for these receivables were minimal under the 12-month expected loss method; RMB5.2 million and RMB6.3 million is at Stage 3 and impairment allowances was fully made for these receivables.
During the year ended December 31, 2021 and 2022, the Group made credit loss provision on other receivables of RMB3.9 million and RMB1.2 million, respectively, which are mainly related to doubtful other receivables.

8.	Financial instruments by category
The detail information of financial instruments by category during the years ended December 31, 2021 and 2022 is as below:

	As of December 31,
	2021	2022
	RMB’000	RMB’000

Assets as per statement of financial position
Financial asset measured at fair value:
—Financial asset at fair value through profit or loss	5,000	11,753
—Financial asset at fair value through other comprehensive income	—	129,060

	5,000	140,813

Financial asset measured at amortized costs:
Financial asset
—Trade receivables	38,456	130,004
—Financial assets including in other receivables, prepayments and deposits	29,493	24,028
—Cash and cash equivalents	8,489	513,351

Total	81,438	808,196

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Liabilities as per statement of financial position
Financial liabilities measured at amortized cost:
— Interest bearing bank borrowings	—	503,155
— Trade payables	16,872	49,239
— Financial liabilities including in other payables and accruals	10,663	21,282
— Lease liabilities	19,633	16,180

Total	47,168	589,856

F-3
4

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2022 the credit risk of cash and cash equivalents is at Stage 1 and the Group estimated that the expected credit loss for these balances were minimal.
Trade payables are non-interest bearing and have an average term of three months.
Other payabl
es
are non-interest bearing and have an average term of three months.

9.	Interest-bearing bank borrowings

	Interest rate	Maturity	2021	Changes in liabilities arising from financing activities	2022
			RMB’000	RMB’000	RMB’000

Current interest-bearing loans
LPR+80BP interest-bearing loan	LPR+80BP	July 1, 2023	—	20,000	20,000
LPR+185BP interest-bearing loan	LPR+185BP	December 27, 2023	—	18,000	18,000

Total current interest-bearing loans			—	38,000	38,000

Non-current interest-bearing loans
LPR+80BP interest-bearing loan	LPR+80BP	July 1, 2024	—	20,000	20,000
LPR+80BP interest-bearing loan	LPR+80BP	June 30, 2025	—	445,155	445,155

Total non-current interest-bearing loan			—	465,155	465,155

Total interest-bearing loans			—	503,155	503,155

LPR+80BP interest-bearing loans
The banking facility was newly entered into in 2022 and total amount of this banking facility is RMB600 million. The total drawdown amount of the loan is RMB485 million. The loan is mostly repayable until June 30, 2025, partially repayable until July 1, 2023 and July 1, 2024, which
was guaranteed by the Company and Anji Zhidian, one subsidiary of the Group.
LPR+185BP interest-bearing loans
This loan is guaranteed by two subsidiaries of the parent, NewLink Group and is repayable in full on
December 27, 2023.

10.	Leases
The carrying amounts of
right-of-use
assets are as below:

	Office buildings	Charging stations	Total
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2021
Opening net book amount	18,313	—	18,313
Additions	—	7,968	7,968
Depreciation charge	(4,523)	(1,992)	(6,515)

Closing net book amount	13,790	5,976	19,766

As of December 31, 2021
Cost	24,351	7,968	32,319
Accumulated depreciation	(10,561)	(1,992)	(12,553)

Net book value	13,790	5,976	19,766

Year ended December 31, 2022
Opening net book amount	13,790	5,976	19,766
Additions	3,154	4,109	7,263
Depreciation charge	(4,386)	(4,833)	(9,219)
Revision of a lease term arising from a change in the non-cancellable period of a lease	—	(780)	(780)

Closing net book amount	12,558	4,472	17,030

As of December 31, 2022
Cost	27,505	10,828	38,333
Accumulated depreciation	(14,947)	(6,356)	(21,303)

Net book value	12,558	4,472	17,030

F-3
5

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additions to the
right-of-use
assets for the years ended December 31, 2021 and 2022 were RMB8.0 million, and RMB7.3 million, respectively.

(a)	Items recognized in the consolidated statements of financial position

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Right-of-use assets
Office buildings	13,790	12,558
Charging stations	5,976	4,472

Total	19,766	17,030

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Lease liabilities
Current	7,067	6,853
Non-current	12,566	9,327

Total	19,633	16,180

(b)	Items recognized in the consolidated statements of loss and other comprehensive loss
The consolidated statements of loss and other comprehensive loss shows the following amounts relating to leases:

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets
Office buildings	3,537	4,523	4,386
Charging stations	—	1,992	4,833
Interest expense (included in finance costs)	300	1,097	1,089
Expense relating to short-term leases not included in lease liabilities (included in cost of revenues, selling and marketing expenses, administrative expenses and research and development expenses)	—	3,837	9,739

Total	3,837	11,449	20,047

The total cash outflows in financing activities for leases during the years ended December 31,
2020,
2021 and 2022 are as below:

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Principal elements of lease payments	—	1,881	6,834
Related interest paid	—	193	388

Total	—	2,074	7,222

The total cash outflows in operating activities for leases during the years ended December 31, 2020, 2021 and 2022 were
nil, RMB 3.8 million and RMB 9.7 million, respectively.
The weighted average incremental borrowing rate applied to the lease liabilities was 6.0% per annum during the years ended December 31, 2021 and 2022.

F-3
6

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Set out below are the carrying amounts of lease liabilities and the movements during the period:

	Office buildings	Charging Stations	Total
	RMB’000	RMB’000	RMB’000
Beginning at January 1, 2021	17,836	—	17,836

New leases	—	7,968	7,968
Accretion of interest recognised during the year	904	193	1,097
Payments	(4,838)	(2,430)	(7,268)

Year ended December 31, 2021	13,902	5,731	19,633

New leases	3,154	4,109	7,263
Accretion of interest recognised during the year	793	296	1,089
Payments	(5,230)	(5,778)	(11,008)
Revision of a lease term arising from a change in the non-cancellable period of a lease	—	(797)	(797)

Year ended December 31, 2022	12,619	3,561	16,180

The maturity analysis of lease liabilities is disclosed in note 3.1.

11.	Financial asset at fair value through profit or loss

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Investment (Note i)	5,000	11,753

(i)	Investment
The Group invested in two investee companies in the form of ordinary shares without significant influence, which is measured at fair value through profit or loss as the Group has not elected to recognise the fair value gain or loss through other comprehensive income.
For the major assumptions used in the valuation for the investment, please refer to Note
3
.3.

	As of December 31,
	2021	2022
	RMB’000	RMB’000
At the beginning of the year (Note i)	—	5,000
Additions (Note ii)	5,000	5,000
Fair value change	—	1,753

At the end of the year	5,000	11,753

(i)
During the year ended December 31, 2021, the Group invested in a company engaging in EV charging hardware and technology industry for RMB5.0 million, and there was
no fair value change within 2021, and the fair value increased by RMB1.8 million in 2022.

(ii)	During the year ended December 31, 2022, the Group invested in a leading company committed in intelligent in-vehicle system for RMB5.0 million. There was no fair value change during 2022.

F-3
7

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Financial asset at fair value through other comprehensive income

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Investment (Note i)	—	129,060

(i)	Investment
The Group invested in an investee company in the form of ordinary shares without significant influence, which is measured at fair value through other comprehensive income. For the major assumptions used in the valuation for the investment, please refer to Note
3
.3.

	As of December 31,
	2021	2022
	RMB’000	RMB’000
At the beginning of the year	—	—
Additions (Note i)	—	139,203
Fair value change	—	(10,143)

At the end of the year	—	129,060

(i)
During the year ended December 31, 2022, the Group invested in a company engaging in insurance industry for
 RMB139.2
million, and the Group recognised fair value loss of
RMB10.1
million during the year.

13.	Property, plant and equipment

Electronic and office equipment
RMB’000
At January 1, 2022
Cost	606
Accumulated depreciation	(58)

Net carrying amount	548

At January 1, 2022, net of accumulated depreciation	548
Additions	2,262
Depreciation provided during the year	(210)

At December 31, 2022, net of accumulated depreciation	2,600

At December 31, 2022
Cost	2,868
Accumulated depreciation	(268)

Net carrying amount	2,600

F-3
8

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Other payables and accruals

	As of December 31,
	2021	2022
	RMB’000	RMB’000

Contract liabilities (Note i)	5,365	29,384
Employee benefit payables	11,403	21,155
Accrued expenses	10,508	20,376
Income tax payable	6,791	16,214
Other taxes payable (Note ii)	58,180	5,855
Advances from platform users	18,401	2,185
Deferred income (Note iii)	1,345	1,974
Others	155	906

Total	112,148	98,049

Notes:

(i)	Details of contract liabilities are as follows:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
VIP membership and coupon sales	4,961	24,585
Customer advances in chargers sales	50	3,869
Others	354	930

Total	5,365	29,384

Contract liabilities include balances of VIP membership and coupon sales, customer advances collected from chargers sales. The increase of contract liabilities in 2021 and 2022 was mainly due to the increase of balance of unutilized VIP membership and coupons which are in line with transaction volume through the platform.
Set out below is the amount of revenue recognized from:

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Amount included in contract liabilities at the beginning of the year	357	5,365
The Group has elected the practical expedient of not to disclose the remaining performance obligations for its revenue contracts because the performance obligation is part of a contract that has an original expected duration of one year or less
.

(ii)	Other taxes payable primarily represent value-added tax (“VAT”) and related surcharges, and PRC individual income tax of employees withheld by the Group.

(iii)	The deferred income is unconsumed carbon credits with a validity term of 6 months since granted.

F-3
9

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Share capital and additional paid in capital

	Number of ordinary shares	Nominal value of ordinary shares		Share capital	Additional paid-in capital	Total
		US$		RMB’000	RMB’000	RMB’000

At January 1, 2020 (note i)	100	—	*	—	79,604	79,604

Stock dividend to the controlling shareholder (note ii)	400	—	*	—	—	—
Contribution from the controlling shareholder (Note 27)	—	—		—	68,382	68,382

At December 31, 2020	500	1		—	147,986	147,986

At January 1, 2021	500	1		—	147,986	147,986

Contribution from the controlling shareholder (Note 27)	—	—		—	264,555	264,555
Share-based payments from the controlling shareholder (Note 23)	—	—		—	10,788	10,788

At December 31, 2021	500	1		—	423,329	423,329

At January 1, 2022	500	1		—	423,329	423,329

Subdivision of shares (note ii)	4,500	—		—	—	—
Stock dividend to the controlling shareholder (note ii)	49,995,000	5,000		32	(32)	—
Conversion of preferred shares to share capital (note iii)	326,976,779	3,269,768		21,905	3,712,984	3,734,889
Recapitalization upon the Merger (note ii)	1,597,547,772	16,470,477		110,343	(110,343)	—
Deemed issuance of shares upon the Merger transaction	161,713,040	1,617,130		10,226	1,881,758	1,891,984
Issuance of share capital (Note v)	57,570,524	575,705		4,005	204,690	208,695
Exercise of option	3,170,010	31,700		219	5,203	5,422
Contribution from the controlling shareholder (Note 27)	—	—		—	27,179	27,179
Share-based payments from the Company (Note 23)	—	—		—	195,669	195,669
Share-based payments from the controlling shareholder (Note 23)	—	—		—	18,163	18,163
Balance at December 31, 2022 (note iv)	2,196,978,125	21,969,781		146,730	6,358,600	6,505,330

*	Representing amount less than US$1.00.
All issued shares are fully paid as at December 31, 2020, 2021 and 2022.
Notes:
(i)	In July 2019, 100 ordinary shares of Dada were allotted and issued to the controlling shareholder, of par value US$0.001.

(ii)	In November 2020 , 400 ordinary shares of Dada were allotted and issued to the controlling shareholder, which is effectively a 1-to-5 share subdivision .

In January 2022, each existing issued and unissued share of par value US$0.001 each in the share capital of Dada was subdivided into 10 shares of par value US$0.0001.

In January 2022, 49,995,000 ordinary shares of Dada were allotted and issued to the controlling shareholder, which is effectively a 1-to-10,000 share subdivision.

Upon the Merger, each existing issued and unissued share of par value US$0.0001 each in the share capital of Dada was cancelled in exchange for the right to receive 32.951 ordinary shares of the Company.

The above events mentioned in note (ii) are collectively referred as the “Share Subdivision”. All number of share and share capital amount presented in the financial statements are retroactively adjusted and presented to reflect the effect of the Share Subdivision, except for amounts on consolidated statements of changes in equity and in this Note 15.

(iii)
In January and March 2022, the Group issued convertible redeemable preferred shares of Dada for a total cash consideration of
 RMB556.4
million. The convertible redeemable preferred shares were automatically converted to ordinary shares of Dada in June 2022.

(iv)
As of December 31, 202
2
, the Company had 700,000,000, 300,000,000, 1,400,000,000 Class A, B, C ordinary shares authorized (US$
0.01
par value), and

100,000,000
Shares as such Class or series (however designated) as the board of directors of the Group may determine in accordance with articles, and
 549,430,353, 248,888,073, 1,398,659,699 Class A, B, C ordinary shares issued and outstanding, respectively.

(v)
In December 2022, an institution investor purchased a total of 57,570,524 newly issued Class A ordinary shares through a private placement, with a total purchase price of US$30 million (RMB208.7 million).

F-
40

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights, preferences and restrictions except for voting and conversion rights.
Voting rights.
The Company’s ordinary shares are issued in registered form and are issued when registered in our register of members. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively.
Conversion.
Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares, and vice versa. Any number of Class B ordinary shares or Class C ordinary shares, as the case may be, held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of any change in ownership or voting power of Mr. Zhen Dai or his affiliates (excluding NewLink) or the incapacity of Mr. Zhen Dai.

F-
41

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Revenues

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net Revenues from Online EV Charging Solutions	5,455	17,985	50,151
Net Revenues from Offline EV Charging Solutions	565	14,611	40,554
Net Revenues from Innovative and Other Businesses	143	857	2,109

Net Revenues	6,163	33,453	92,814

Timing of rev
enu
e recognition are primarily at a point of time.

17.	Other gains, net

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Non-operating income	319	138	7,617
Non-operating expenses	—	—	(300)

Total	319	138	7,317

18.	Operating costs and expenses by nature

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Equity-settled listing costs	—	—	1,912,693
Employee benefit expenses	40,402	112,102	341,608
Professional service fee	208	8,787	66,657
Incentives through network	23,338	105,939	120,461
Promotion and advertising	5,132	16,675	24,492
Offline service costs	—	7,965	21,936
Traveling, entertainment and general office expenses	3,106	7,640	15,879
Rental, facility, and utilities	669	4,277	12,500
Depreciation of right-of-use assets	3,537	6,515	9,219
Bandwidth expenses and server custody costs	2,760	4,331	4,914
Payment processing cost	1,695	3,893	2,427
Impairment loss on trade and other receivables	1,304	6,964	22,042
Online service costs	6	1,250	352
Others	448	1,300	5,435

Total operating costs and expenses	82,605	287,638	2,560,615

F-4
2

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Fair value changes
The fair value loss of the year ended December 31, 2022 was RMB3,158.5 million (2021: nil), which was mainly
due to the fair value change of redeemable convertible preferred share
s
issued during A
round financing
.

20.	Finance costs

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Interest expense from bank loans	—	—	(9,149)
Interest expense from lease liabilities	(300)	(1,097)	(1,089)
Others	—	—	(37)

Finance costs	(300)	(1,097)	(10,275)

21.	Taxation

(a)	Income tax expenses
Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands
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
Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered
profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2021 and 2022.

(iii)	PRC Enterprise Income Tax (“EIT”)
The income tax provision of the Group in respect of its operations in PRC was subject to statutory tax rate of 25% on the assessable profits for the years ended December 31, 2021 and 2022 based on the existing legislation, interpretation and practices in respect thereof.

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

F-4
3

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The income tax expenses of the Group during the years ended December 31, 2020, 2021 and 2022 are analyzed as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Current income tax	1,474	5,318	9,423
Deferred income tax	—	—	438

Total income tax expense	1,474	5,318	9,861

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate of
25
% in mainland China, being the tax rate applicable to the majority of consolidated entities as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Loss before income tax	(76,423)	(255,144)	(5,627,504)
Tax calculated at statutory income tax rate of 25% in mainland China	(19,106)	(63,786)	(1,406,876)
Tax effects of:
Effect of differing tax rates in different jurisdictions	—	—	1,272,471
Expenses not deductible for income tax purposes	469	1,069	137,862
Effect of tax loss not recognised	20,111	68,035	37,283
Utilization of tax loss previously not recognized	—	—	(30,879)

	1,474	5,318	9,861

(b)	Deferred income tax
As at December 31, 2021 and 2022, the Group did not recognize deferred income tax assets from tax losses. The key factors which have influenced management in arriving at this evaluation are the fact that the Group has not yet a history of making profits and product development remains at an early stage.

As of December 31, 2022, the total unrecorded
tax losses carried forward
was
 RMB231.4 million (2021: RMB203.8
million), most of which will be expired in one to five years other than RMB6.1 million (2021: Nil) that are available indefinitely for offsetting against future taxable profit.

22.	Loss per share

(a)	Basic loss per share
Basic loss per share for the years ended December 31,
2020,
2021 and 2022 are calculated by dividing the net loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

F-4
4

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted average number of ordi
na
ry shares fo
r th
e purpose of basic and diluted loss per share for the years ended December 31, 2020, 2021 and 2022 were retrospectively adjusted to reflect the Share Subdivision described in Note 15.

	For the year ended December 31,
	2020	2021	2022

Net loss attributable to equity holders of the Company (RMB’000)	77,897	260,462	5,637,365
Weighted average number of ordinary shares in issue	1,647,547,772	1,647,547,772	1,927,746,700

Basic loss per share (RMB per share)	0.05	0.16	2.92

(b)	Diluted loss per share
Diluted loss per share is calculat
ed b
y adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company excluded the effects of all outstanding share options from the computation of diluted loss per share for the year ended December 31, 2022 as their effects would be anti-dilutive.
The computation of basic and diluted loss per Class A, Class B and Class C ordinary share are the same as they have the same rights to participate in profits and are all treated as ordinary shares on an as converted basis.

23.	Share-based payments
RISE Share Incentive Plans
Before the Merger, RISE operated several Share Incentive Plans (the “RISE Plans”) under which the outstanding granted share options of 3,966,704 were all vested and exercisable as of June 10, 2022. All awards under RISE Plans that were outstanding immediately prior to the Merger were automatically cancelled and extinguished, except that each vested option to purchase ordinary shares that was outstanding immediately prior to the Merger was converted into an option to purchase Class A ordinary shares of the Company. During the period from the June 10, 2022 to December 31, 2022, 3,170,010 share options exercised during the year resulted in the issuance of 3,170,010 Class A ordinary shares of the Company. The weighted average exercise price at the date of exercise of these options was
US
$0.25. As of December 31, 2022, the remaining unexercised share options were expired.
2022 Share Incentive Plan
In January 2022, the Board of Directors of Dada approved the Dada Share Incentive Plan (the “2022 Share Incentive Plan”), which has a term of 10 years. Under the 2022 Share Incentive Plan, Dada reserved options to its eligible employees, directors and officers of the Dada for the purchase of 224,665,915 of the Dada’s ordinary shares in aggregate. The exercise price for such options is
US$
0.000003

to
US$0.3 per share.
During the year ended December 31, 2022, the Company granted certain share options under the 2022 Share Incentive Plan. Most of those share options granted under the 2022 Share Incentive Plan were vested over 3 to 5 years. The contractual term of the those share options is 10 years. The fair value of the share options was determined using the binomial option valuation model, with the assistance from a third-party appraiser. The binomial model requires the input of a few key assumptions. For expected volatility, the Company made reference to the Company’s own listed share price and historical volatility of several comparable companies due to its short history of being listed.
On March 18, 2022 the Board of Directors of Dada approved certain grant to two of the Group’s directors and executive officers of share options with vesting condition that 50% will vest
subject to completion of the Merger, and

with market conditions that 25% and 25% will vest, respectively, when the market capitalization of 100% of the equity securities of the Company after the consummation of the Merger equals or exceeds two targeted market capitalization over a period of pre-agreed consecutive trading days, respectively. The fair value of share options granted subject to market condition is estimated at the date of grant using a Monte-Carlo simulation model, taking into account the terms and conditions on which the share options were granted. As the grant has a variable vesting period due to the market conditions, share-based payment expense is recognized based on an estimated expected vesting period of
9.13
year and 9.53 year, respectively, consistent with the assumptions used in the Monte-Carlo simulation model.
There are no cash settlement alternatives for the employees, and the Group does not have a past practice of cash settlement for these awards. The Group’s awards are accounted for as equity awards.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In February and March 2022, certain employees resigned and joined Anji Datacom, due to the Asset Transfer. The Group agreed that all unvested options of those employees became immediately vested upon resignation. The Group expenses all unvested options upon the accelerated vesting in the consolidated statement of loss and other comprehensive loss.
On June 10, 2022, the Company assumed the then-effective 2022 Share Incentive Plan. Each option to purchase ordinary shares of Dada that was outstanding immediately prior to June 10, 2022, whether vested or unvested, was converted into an option to purchase a number of Class A ordinary shares of the Company at a conversion ratio of 32.951 in accordance with the Merger. In September 2022, the 2022 Share Incentive Plan was replaced with further explanation below.
The following table illustrates the number and weighted average exercise prices of, and movements in, the 2022 Share Incentive Plan during the year ended
December 31, 2022:

	Number of options	Weighted average exercise prices
		US$

Awarded and unvested as of December 31, 2021	—	N/A
Granted	228,189,750	0.00	*
Forfeited	(20,317,822)	0.00	*
Exercised	—	N/A
Carried over to New 2022 Share Incentive Plans	207,871,928	0.00	*
Outstanding as of December 31, 2022	—	N/A
The following tables list the inputs to the models used for the valuation of the share options for the year ended 31 December 2022:

Model used	Binomial	Monte Carlo

Weighted average fair values at the measurement date	$0.27	$0.03
Expected volatility (%)	64.78% - 67.38%	63.11%
Risk–free interest rate (%)	1.81% - 3.72%	2.14%
Expected life of share options (years)	10	9.13-9.53
Weighted average share price	$0.28	$0.24

*	Representing amount less than US$0.005
The New 2022
Share Incentive Plans
In September 2022, the Board of Directors of NaaS approved the New 2022 Equity Incentive Plan of NaaS (the “New 2022 Equity Incentive Plan”) to replace the 2022 Share Incentive Plan. The New 2022 Share Incentive Plan has a term of 10 years. The maximum number of Class A ordinary shares available to be issued under the New 2022 Share Incentive Plan is initially

249,770,760
and
will be increased on the first day of each fiscal year from January 1, 2023 by an amount equal to
1
% of
the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise decided by our board of directors. The range of
 exercise price for such options is US$0.0001

to US$0.3 per share.
Outstanding awards under the 2022 Share Incentive Plan remain valid and are governed by, and counted towards the total number of shares available under, the New 2022 Share Incentive Plan. The Company reserved options to its eligible employees, directors and officers of the Company for the purchase of 224,665,915 of the Company’s Class A ordinary shares in aggregate. The Company granted 195,763,865 share options under the New 2022 Share Incentive Plan to the original grantees as replacement awards for the 2022 Share Incentive Plan. Such replacement was accounted for as a modification of share options; the incremental cost immediately before and after the replacement was immaterial.
During the period from the September 29, 2022 to December 31, 2022, the Company granted additional share options under the New 2022 Share Incentive Plan. Most of the share options granted under the 2022 Share Incentive Plan were vested over

3
to
5 years
. The contractual term of the those share options is
10
years.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

There are no cash settlement alternatives for the employees, directors and officers, and the Group does not have a past practice of cash settlement for these awards. The Group’s awards are accounted for as equity awards.
The following table illustrates the number and weighted average exercise prices of, and movements in the New 2022 Share Incentive Plan during the year ended December 31, 2022:

	Number of options*	Weighted average exercise prices
		US$

Awarded and unvested as of December 31, 2021	—	N/A
Assumed from 2022 Share Incentive Plan	207,871,928	0.00	**

Granted	2,399,810	0.15

Forfeited	(157,310)	0.01

Exercised	—	N/A

Outstanding as of December 31, 2022	210,114,428	0.00	**

Exercisable as of 31 December 2022	104,527,155	0.00	**

*
the option to purchase ordinary shares of NaaS that was outstanding immediately prior to June 10, 2022 was converted into an option to purchase a number of Class A ordinary shares at a conversion ratio of 32.951.

**	Representing amount less than US$0.005.
The fair value of the share options was determined using the binomial option valuation model, with the assistance from a third-party appraiser. The binomial model requires the inputs from
a few key assumptions. For expected volatility, the Company made reference to the Company’s own listed share price and historical volatility of several comparable companies due to its short history of being listed. The following tables list the inputs to the models used for the valuation of the share options for the year ended 31 December 2022:

Model used	Binomial
Weighted average fair values at the measurement date	$0.35

Expected volatility (%)	67.09% - 67.14%

Risk–free interest rate (%)	3.83%

Expected life of share options (years)	10

Weighted average share price	$0.43

The

weighted average remaining contractual life for the share options outstanding as at 31 December 2022 was
9.1
 years.
The weighted average fair value of options granted during the year was $
0.20
.
New
L
ink Share Incentive Plan
The Group was historically part of NewLink’s businesses and were conducted by NewLink and its consolidated entities at the time. For the years ended 2021 and 2022, NewLink granted share options under NewLink 2020 Share Incentive Plan to certain of its employees associated with the Group’s EV Charging Business, which were subsequently transferred to the Group. The Group, as the entity receiving services, accounted for such transaction as equity settled share-based payments as the Group does not have the obligation to settle. In February and March 2022, certain employees resigned and joined Anji Datacom due to the Asset Transfer. NewLink agreed that all unvested options of those employees became immediately vested upon resignation. The Group expenses all unvested options upon the accelerated vesting in the consolidated statement of loss and other comprehensive loss.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the number and weighted average exercise prices of, and movements in, the NewLink 2020 Share Incentive Plan during the years ended December 31, 2021 and 2022:

	2021	2021		2022	2022
	Number of options	Weighted average exercise prices		Number of options	Weighted average exercise prices
		US$			US$

Awarded and unvested as of January 1	—	N/A		3,310,722	0.00	*
Granted	3,310,722	0.00	*	932,000	0.32
Forfeited	—	N/A		(386,101)	0.00	*
Exercised	—	N/A		—	N/A
Outstanding as of December 31	3,310,722	0.00	*	3,856,621	0.08
Exercisable as of December 31	801,889	0.00	*	1,781,120	0.00	*

*	Representing amount less than US$0.005.
The fair value of the share options was determined using the binomial option valuation model, with the assistance from a third-party appraiser. The binomial model requires the inputs from a few key assumptions. For expected volatility, the Company made reference to historical volatility of several comparable companies of NewLink due to it being a private company. The range of expected volatility rate was
48.36% to 49.66%
and 48.03% to 51.93% for 2021 and 2022, respectively. The range of risk-free interest rate was
1.3
% to 1.49%
and
1.81
%

to 3.88% for 2021 and 2022, respectively. The weighted average fair value at the measurement date was $2.28 and $2.90 for 2021 and 2022, respectively.
The
weighted average remaining contractual life for the share options outstanding as at 31 December 2022 was
9.08
years.

For the years ended December 31, 2021 and 2022, the Group allocated share based compensation expense as follows:

	2021	2022
	RMB’000	RMB’000

Cost of revenues	82	5,322
Selling and marketing expenses	3,896	27,846
Administrative expenses	6,323	170,145
Research and development expenses	487	10,519

Total	10,788	213,832

24.	Cash flow information

(a)	Cash used in operation

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Loss before income tax	(76,423)	(255,144)	(5,627,504)
Adjustments for:
Depreciation of property, plant and equipment (Note 1 3 )	—	58	210
Amortisation of intangible assets	—	—	167
Depreciation of right-of-use assets (Note 10)	3,537	6,515	9,219
Credit loss allowances on financial asset	135	3,205	20,587
Equity-settled listing cost	—	—	1,912,693
Fair value change loss, net	—	—	3,156,745
Non-cash employee benefits expense—share based payments	—	10,788	213,832
Interest income	—	—	(4,826)
Interest expense	300	1,097	10,238
Increase in trade receivables	(4,824)	(33,632)	(111,330)
Increase in prepayments, other receivables and other assets	(14,449)	(59,178)	(182,408)
Increase /(decrease) in trade and other payables	34,508	101,097	(7,164)
Increase in contract liabilities	276	6,080	24,019

Cash used in operations	(56,940)	(219,114)	(585,522)

Interest received	—	—	4,826

Net cash used in operating activities	(56,940)	(219,114)	(580,696)

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Major non-cash transactions:
During the year, the Group had non-cash additions to right-of-use assets and lease liabilities of RMB7.3 million (2021: RMB8.0 million) and RMB7.3 million (2021: RMB8.0 million), respectively, in respect of lease arrangements for office buildings and charging stations.
During the year, the Group received financial support from NewLink with amount of RMB27.2 million (2021: RMB264.6 million) as detailed in Note 27.

25.	Commitments

(a)	Short-term lease commitments
Short-term lease
commitments-as
lessee
The future aggregate minimum lease payments under short-term leases exempted to be recognized as lease liabilities are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Within one year	—	5,645	3,530

Total	—	5,645	3,530

26.	Contingencies
There was no significant contingencies as at December 31, 2021 and 2022.

27.	Related party transactions
Related parties include members of Board of Directors of the Company and the executive management of the Group. The following transactions were carried out with related parties:

(a)	Contribution from shareholder
Immediately prior to the Reorganization, the Listing Business was carried out by NewLink and its consolidated entities. NewLink and its consolidated entities provided financial support and services for the Listing Business. Pursuant to the Reorganization, NaaS is regarded as continuing operator of the Listing Business. Newlink provided financial support and waived

RMB264.6
 million and
 RMB27.2
million due from the Group in 2021 and 2022, respectively. The amounts waived were recorded as contribution from shareholder in the respective years.
In 2022, NewLink paid the following amounts on behalf of the Company (i) RMB31.1 million as payroll and non-payroll labor expenses; (ii) RMB4.1 million as rental fees; and (iii) RMB18.7 million as other expenses. The total amount of
RMB53.9
million was reflected through Consolidated Statements of Loss and Other Comprehensive Loss in 2022. The Company paid NewLink a total of RMB26.7 million from January to December 2022. The total amount of RMB27.2 million was waived. In addition, expenses of shared service departments, such as the administrative department, before the completion of the Restructuring were borne by NewLink and were not charged to the Company.

(b)	Options from shareholder
EV charging service business was historically part of NewLink’s businesses and were conducted by NewLink and its consolidated entities at the time. Prior to the completion of the Restructuring, NewLink granted options to certain of its employees associated with the EV Charging Business, which were subsequently transferred to the Group as part of the Restructuring. The share-based compensation in 2021 and 2022 was approximately
RMB10.7

million and RMB18.2
million, respectively, and credited to additional paid in capital accordingly. See Note 23 for further details.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Key management personnel compensation
The following table sets forth information regarding our directors and executive officers for the years ended December 31, 2020, 2021 and 2022.

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	1,056	2,692	2,694
Share-based compensation	—	—	123,383

	1,056	2,692	126,077

28.	Event occurring after the reporting period

(a)	Investment
In January 2023, the
Group invested in a well-known EV manufacturer and energy company with cash consideration of RMB16.9 million. The company records
such investment as financial asset at fair value through other comprehensive income.

F-
50