Form 20-F
period 2023-12-31
NaaS Technology Inc.
filed 2024-05-09
CIK 1712178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 847,654,531 Class
A ordinary shares, par value US$0.01 per share,
242,662,399
Class B ordinary shares, par value US$0.01 per share, and
1,364,885,373
Class C ordinary shares, par value US$0.01 per share, as of December 31, 2023.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

+	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
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

1

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

“ADS” means the American depositary share of NaaS Technology Inc., each representing 10 Class A ordinary shares of NaaS Technology Inc., par value US$0.01 per share, as listed on Nasdaq Capital Market under the symbol “NAAS” upon and after the consummation of the Mergers, and the American depositary share of RISE Education Cayman Ltd prior to the consummation of the Mergers.

“CAC” means the Cyberspace Administration of China.

“China” or “PRC” means the People’s Republic of China.

“Class A ordinary share” means each Class A ordinary share of NaaS Technology Inc., par value $0.01 per share.

“Class B ordinary share” means each Class B ordinary share of NaaS Technology Inc., par value $0.01 per share.

“Class C ordinary share” means each Class C ordinary share of NaaS Technology Inc., par value $0.01 per share.

“Closing” means the consummation of the Mergers.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“CSRC” means the China Securities Regulatory Commission.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“Dada Auto” is an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“DCFC” means direct current fast charger with 30kW power output or more.

“dedicated charger” or “dedicated DCFC” means non-DCFC EV charger or DCFC, as applicable, that is dedicated to public utility vehicles or used exclusively by government agencies, corporations, or other specific groups of users.

“Effective Time” means the effective time of the Merger, which was on June 10, 2022.

“end-users” means EV drivers, being the end-users of our EV charging services.

“EV” means electric vehicle.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FA Warrants” means the warrants to initially purchase up to 238,095 ADSs we issued to a financial advisor in connection with the registered direct offering of 4,761,905 ADSs together with the Investor Warrants completed in March 2024.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board. “IRS” means the U.S. Internal Revenue Service.

“Investor Warrants” means the warrants to initially purchase up to 4,761,905 ADSs we issued to certain institutional investors in connection with the registered direct offering of 4,761,905 ADSs together with such warrants completed in March 2024.

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

“Nasdaq” means The Nasdaq Stock Market LLC.

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

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“PRC subsidiaries” means our subsidiaries in mainland China.

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

“RISE” means RISE Education Cayman Ltd, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and, if applicable, its consolidated subsidiaries. Upon the consummation of the Mergers, RISE changed its name to “NaaS Technology Inc.”

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Transactions” means the Mergers and all transactions contemplated by the Merger Agreement.

“VIE” means variable interest entity.

“we,” “us,” “our,” “our company,” or the “Company” means, upon and after the consummation of the Mergers, NaaS Technology Inc. and its subsidiaries and, prior to the consummation of the Mergers, RISE Education Cayman Ltd and its consolidated subsidiaries.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of April 30, 2024 was RMB7.2401 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

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

You can identify these forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may include statements relating to, among other things:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	our ability to continually develop new technology, services and products and keep up with changes in the industries in which we operate;

•	the expected growth of China’s EV charging industry, EV charging service industry and energy solutions industry as well as our future business development;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our ability to protect and enforce our intellectual property rights;

•	our ability to attract and retain qualified executives and personnel;

•	U.S.-China trade war and its effect on our operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements;

•	our expectations regarding our relationships with end-users, customers, suppliers and other business partners;

•	competition in our industries;

•	government policies and regulations related to our industries; and

•	fluctuations in general economic and business conditions in China and globally.

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

Historically, the EV charging service business of NaaS in China was a part of NewLink’s businesses and was primarily conducted through NewLink’s consolidated entities including Kuaidian Power (Beijing) New Energy Technology Co., Ltd., or Kuaidian Power Beijing, and its subsidiaries. In 2022, NaaS completed a series of transactions to restructure its organization and its EV charging service business, or the Restructuring. As part of the Restructuring, Dada Auto, through a subsidiary, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., or Anji Zhidian, entered into contractual arrangements with Kuaidian Power Beijing and its shareholders, or VIE Agreements, as a result of which (i) Kuaidian Power Beijing initially became a VIE of Dada Auto, and (ii) Dada Auto became entitled to receive substantially all of the economic benefits generated by Kuaidian Power Beijing as primary beneficiary and was responsible for any and all economic losses Kuaidian Power Beijing incurred. A summary of certain material terms of the VIE Agreements is as follows:

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

If in the future we were to amend our operating structure to use any VIE again for our operations in China, we will have to rely on contractual arrangements with a VIE and its shareholders for the conduct of such operations. These contractual arrangements, however, may not be as effective as direct equity ownership in such VIE. For instance, if we were to have direct equity ownership of a VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. On the other hand, under contractual arrangements, we will have to rely on the performance by a VIE and its shareholders of their contractual obligations in order to exercise control over such VIE. To the extent there will be any dispute relating to these contracts, we may have to incur substantial costs and expend additional resources to enforce such arrangements through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Furthermore, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to a VIE structure and it is uncertain whether any new PRC laws or regulations in this respect will be adopted or if adopted, what they would provide. Therefore, if we were to adopt a VIE again in the future, PRC regulatory authorities could disallow such structure, which, in turn, would likely result in a material change in our operations and in the value of our securities and could cause the value of our securities to significantly decline or become worthless.

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

As used in this annual report, “we,” “us,” “our,” or “our company” means, upon and after the consummation of the Mergers, NaaS Technology Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries, and, prior to the consummation of the Mergers, RISE Education Cayman Ltd, a Cayman Islands exempted company with limited liability, and its consolidated subsidiaries.

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report.

Risks Related to Doing Business in China

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or other foreign country. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor and the auditors that issued the audit reports included in RISE’s annual report on Form 20-F for the fiscal year ended December 31, 2021. In June 2022, the SEC conclusively listed RISE as a Commission-Identified Issuer under the HFCAA following the filing of RISE’s annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Government Authorities

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and we have obtained the business licenses issued by the Market Supervision Administration’s regional departments, being all licenses, permits, and registrations from the PRC government authorities that are required for our business operations under current PRC laws, regulations and rules, and such licenses, permits, and registrations have not been denied by any PRC government authorities.

On December 28, 2021, CAC, together with other administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022, or the 2022 Cybersecurity Review Measures. According to the 2022 Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the competent governmental authorities may initiate a cybersecurity review if they consider that the network products or services or data processing activities in question affect or may affect national security. The China Cybersecurity Review Technology and Certification Center, the institution designated by CAC to receive application materials for cybersecurity review and conduct examinations of such applications, confirmed with NaaS that if NaaS did not possess more than one million individuals’ personal information, it would not be required to apply for a cybersecurity review in connection with the Mergers or the Transactions. Because NaaS had transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to a third-party service provider prior to the Mergers, it did not possess more than one million individuals’ personal information. Based on the foregoing, King & Wood Mallesons, our PRC special counsel in respect of data compliance of the Mergers and the Transactions is of the view that a cybersecurity review is not required in connection with the Mergers or the Transactions under current PRC laws, regulations and rules. We are also advised by Jingtian & Gongcheng, our PRC counsel, that (i) we are not required to obtain permissions from CSRC, and (ii) we have not been asked to obtain or denied such and other permissions by any PRC government authority, under current PRC laws, regulations and rules in connection with the Mergers and the Transactions.

On February 17, 2023, CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by Domestic Enterprises (CSRC Announcement [2022] No. 43), or the Overseas Listing Measures, which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that an overseas listed company that conducts any post-listing offering, including issuance of shares, convertible notes and other similar securities, in the same overseas market shall submit a filing with CSRC within three business days after the completion of such offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises, or the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when they subsequently seek to conduct an offering in an overseas market.

Given (i) the uncertainties of interpretation and implementation of applicable laws and regulations and the enforcement practice by competent government authorities, (ii) the PRC government’s ability to intervene or influence our operations at any time, and (iii) the rapid evolvement of PRC laws, regulations, and rules which may be preceded with short advance notice, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations, the Mergers, the Transactions, or for our offerings overseas in the past or in the future and our conclusion on the status of our licensing compliance may prove to be mistaken. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Specifically, if it is determined in the future that approval and filing from CSRC, CAC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures, are required for the Mergers or the Transactions, or for our overseas offerings in the past, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain or delay in obtaining such approval or complete such filing procedures, or a rescission of any such approval if obtained, would subject us to sanctions by CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. CSRC, CAC, and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse the Mergers and the Transactions. In addition, if CSRC, CAC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for the Mergers, the Transactions or our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain additional licenses in relation our ongoing business operations and subject to penalties for failing to obtain certain licenses with respect to our past operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.”

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

Prior to the Restructuring completed in early 2022, the EV charging service business of NaaS in China was a part of NewLink’s businesses and was primarily conducted through NewLink and its consolidated entities. See “Item 4. Information on the Company—A. History and Development of the Company.”

In 2021 and 2022, (i) payments totaling RMB279.8 million and RMB1,677.4 million were made among NewLink’s consolidated entities that conducted NaaS’s business; (ii) advances totaling RMB497.9 million and RMB1,675.7 million were made among NewLink’s consolidated entities that conducted NaaS’s business; and (iii) no dividend or other distribution were made by any of the NewLink’s consolidated entities that conducted NaaS’s business. In 2023, (i) payments totaling RMB1,400.1 million (US$197.2 million) were made among our consolidated entities; (ii) advances totaling RMB2,401.2 million (US$338.2 million) were made among our consolidated entities; and (iii) no dividend or other distribution were made by any of our consolidated entities.

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

•	The EV charging and energy solution industries and their technologies are rapidly evolving and may be subject to unforeseen changes.

•	We face intense competition, including from a number of companies in China, and expect to face significant competition in the future.

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

•	We expect to raise additional funds and these funds may not be available when needed, if at all.

•	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

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

•

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us. “

•

We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our and our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or in our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. Uncertainties also exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed and if we fail to complete such registrations or record-filings, our ability to use foreign currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•

The approval of and filing with CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

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

•	Future issuance of ADSs or ordinary shares will result in additional dilution of the percentage ownership of our shareholders and could cause the price of the ADSs to fall.

•	Substantial future sales or perceived sales of the ordinary shares or ADSs in the public market could cause the price of the ADSs to decline.

•	We will not pay dividends for the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

•

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

Risks Related to Our Business and Industry

NaaS is an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the near term.

NaaS incurred net loss of RMB260.5 million, RMB5,637.4 million and RMB1307.2 million (US$184.1 million) in 2021, 2022 and 2023, respectively, and adjusted net loss of RMB249.7 million, RMB354.1 million and RMB703.8 million (US$99.1 million) in 2021, 2022 and 2023, respectively. We expect to continue to incur operating and net losses for the near term. There can be no assurance that we will be able to achieve profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, the widespread adoption of electric passenger and other vehicles and other electric transportation modalities, which may not occur.

NaaS experienced rapid growth and we expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

The growth and expansion of NaaS’s business placed, and the continued growth and expansion of our business following the completion of the Mergers will continue to place, a significant strain on management, operations, financial infrastructure and corporate culture. We will need to continue to improve our operational, financial and management controls and reporting systems and procedures in order to manage growth in operations and personnel. Failure to manage growth effectively could result in loss of customers, difficulty in attracting new customers, declines in quality of products and services or in customer satisfaction, increases in costs, difficulties and delays in introducing new products and services or enhancing existing products and services, information security vulnerabilities or other operational difficulties, any of which could have adverse effect on our business, financial condition and results of operations.

NaaS has a limited operating history. NaaS recently restructured certain aspects of its corporate organization and business operations, adopted a new and unproven business model and expanded into new business segments, and we are subject to significant risks in relation to such transition.

NaaS launched its mobility connectivity services in 2019. Full station operation commenced in June 2020 and new initiatives were launched one month later. NaaS began to provide hardware procurement services in July 2020, and electricity procurement services in October 2020. NaaS further added SaaS products and services targeting EVs and station operation and maintenance to its portfolio of solutions in 2021. We launched our photovoltaic-related business and our energy storage services in June 2023 and September 2023, respectively, and we released an autonomous charging robot prototype in 2023.

Historically, the EV charging service business of NaaS in China was primarily carried out through NewLink and its consolidated entities. Kuaidian Power Beijing also operated Kuaidian, the mobile application and the Weixin mini-program that connect EV drivers with charging stations and chargers. In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business, including transactions where (i) Dada Auto, through a subsidiary, entered into contractual arrangements with Kuaidian Power Beijing, as a result of which Kuaidian Power Beijing initially became a VIE of Dada Auto, but such arrangements were terminated in April 2022 and Kuaidian Power Beijing ceased being a VIE of Dada Auto, and (ii) the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian were transferred to a third-party service provider. For more information on our corporate history and the Restructuring, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on our collaborative arrangements with the operator of Kuaidian in delivering our EV charging solutions.”

As a result of the Restructuring, we do not have any VIE and we conduct our operations in China through our subsidiaries as of the date of this annual report. We are subject to many risks associated with NaaS’s limited operating history and the Restructuring. As a result of the divestment of the rights of NaaS in the operation of Kuaidian and related data, NaaS has been and we currently are in the process of, adjusting the business operations and model with respect to EV charging services. There is no assurance that such adjustment will be successful or will result in growth, revenue or profit. We may further experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period. Additionally, it is difficult to forecast the full impact of the Restructuring and it is uncertain whether the Restructuring will eventually be beneficial to us. We are also faced with risks and challenges with respect to our ability to:

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

The EV charging and energy solution industries and their technologies are rapidly evolving and may be subject to unforeseen changes.

The EV charging and energy solution markets are in their early stage and are constantly evolving. New demands and preferences continue to emerge from industry participants, especially from charging stations and other energy asset owners and EV drivers. The EV charging market in China is unique in the sense that there is overall a very high demand for public charging infrastructure due to the scarcity of private or residential charging facilities. The trend towards the primacy of public charging is expected to continue in China and our product and service offerings are tailored in anticipation of this market development. There is however no assurance that public charging will be or will remain as the predominant mode of charging in China and the possibility of a transition to private charging or battery swap as the primary mode of charging, following a change in end-user preference, legislative initiatives or otherwise, cannot be gainsaid. There are similarly uncertainties in the prospects of the energy solutions market. We will be tested on our ability to forecast and meet shifts in the market and to make timely adaptation of our product and service offerings. If we fail to do so, our business, operating results, prospects and financial condition will be adversely affected.

The EV charging and energy solution industries are also characterized by rapid technological change, which will require us to continue to innovate in our product and service offerings. Any delays in such development could adversely affect market acceptance of our solutions. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our product and service offerings, to address the changing needs of the EV charging and energy solution markets. As new products and services are introduced, gross margins tend to decline in the near term and improve as the product and services become more mature and gain traction in the market. As EV and EV charging technologies change, we may need to upgrade our technologies, software and other product and service offerings in order to serve vehicles that have the latest technology, which could involve substantial costs. We also have to keep abreast of the latest trends in the energy solution market and tailor our solutions timely and effectively. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected. There is no guarantee that any new products or services will be released in a timely manner, or at all, or achieve market acceptance. Delays in this respect could damage our relationships with customers and lead them to seek alternative providers. If we are unable to devote adequate resources to innovate and meet customer requirements on a timely basis or to remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, our may experience higher operating losses and our business and prospects could be adversely affected.

We face intense competition, including from a number of companies in China, and expect to face significant competition in the future.

The public EV charging service market and the energy solution market in China are relatively new and competition is still developing.

For our EV charging services, we primarily compete with other EV charging service providers. Some charging station customers in China require solutions not yet available and the continual arrival of new players in this market heightens the need for us to develop and maintain our competitive edge. In addition, there are multiple competitors in China with limited funding or capabilities, which could cause poor end-user experiences, hampering overall EV adoption or trust in the EV charging service market as a whole. Because the public EV charging service market in China is relatively new, we and our charging station customers have been and are expected to continue exploring different business models and creating new product and service offerings. Our station customers are launching products and services that compete with our offerings and may continue to do so in the future. In addition, charging stations will seek to acquire and connect with end-users directly and reduce their reliance on third-party EV charging service providers like us. They may also be able to drive out EV charging service providers like us from certain geographical areas by dominating or monopolizing EV charging services in those areas. In late August 2023, three major charging station operators in China simultaneously terminated their collaboration with us in a coordinated effort. This resulted in the disconnection of a meaningful percentage of the total charging stations and charging ports on our network. There are also other means for charging EVs in China, which could affect the level of demand for public charging capabilities at charging stations. For example, certain EV OEMs have built and will continue to build their own supercharger network across China for their EVs, which could reduce overall demand for EV charging services at other sites or eliminate the need for services from third-party EV charging service providers altogether. Also, third-party contractors can provide basic electric charging capabilities to potential customers seeking to have on-premise EV charging capability as well as for home charging. In addition, many charger manufacturers and EV OEMs are offering home charging equipment, which could reduce demand for public charging infrastructure if EV owners find charging at home to be sufficient for their needs.

We have seen a significant increase in our energy solutions revenues in 2023 as compared with 2022. The increase reflects the expansion of our business, as we added a new unit focused on the delivery of our energy solutions to our existing operations, and was primarily driven by the initial phase of the Anji Green and Low-carbon Supply Chain Construction Project in Anji County, Zhejiang Province, and our acquisition of a majority stake in Sinopower Holdings International Co. Limited in June 2023. We may not be able to maintain a similar rate of growth, which is a risk often shared by companies with limited operating histories participating in rapidly evolving industries with intense competition.

Further, our current or potential competitors may be acquired by third-parties with greater available resources or greater ability to access the capital markets for additional funding. As a result, competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

New competitors or alliances may emerge in the future that have greater market share, more widely adopted proprietary technologies, greater marketing expertise and greater financial resources, which could put us at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of our current or future target markets, which could create price pressure. In light of these factors, such current or potential customers may accept competitive solutions. If we fail to adapt to changing market conditions or to continue to compete successfully with current charging service providers or new competitors, our growth will be limited, which would adversely affect our business and results of operations.

NewLink exercises substantial influence over us. Our operation is dependent on our collaboration with NewLink.

As of the date of this annual report, NewLink has the right to vote 62.0% of our ordinary shares and has substantial influence over our affairs. We also rely on certain services provided by and cooperative arrangements entered into with NewLink and we benefit significantly from the strong market position, industrial insights, brand recognition and extensive upstream and downstream resources of NewLink.

There is no assurance that we will continue to maintain the same collaborative arrangements with or receive the same level of support from NewLink. Any failure by NewLink to perform its obligations under these arrangements or any change to NewLink’s own business, including its future operational needs, results of operations and cash flow and capital expenditure requirements, could affect our arrangements with NewLink or the level of support that NewLink is able or willing to offer to us, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows. Prior to the completion of the Mergers, NewLink bore certain expenses which were incurred for our benefits but there is no certainty that NewLink will continue to do so. If we were to settle such expenses on our own historically, our financial condition and results of operations could be adversely affected and could have differed from those presented in this annual report. In addition, to our knowledge, NewLink intends to distribute some or all of the ordinary shares of ours that it owns to its shareholders, which could significantly reduce its shareholding. In the event that NewLink ceases to be a significant shareholder of ours as a result of such distribution, our collaborative relationship with NewLink may suffer, and NewLink may reduce the level of support it affords us or otherwise take actions that are not in our best interests or the best interests of our other shareholders, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our results of operation and future profitability are and will remain highly dependent on the success of our charging services.

Our results of operation and future profitability are and will continue to substantially depend on the commercial success and market acceptance of our charging services. As a result of such dependence, a significant decline in the demand for or pricing of our charging services would have a material adverse effect on our business, operating results and financial condition. Any decline in the market demand for these solutions or any failure to timely improve our solutions or introduce new solutions could have a material adverse effect on our business, financial condition and results of operations. To the extent that our EV charging solutions do not meet customer expectations, in terms of quality, cost or otherwise, our future profitability may be materially and adversely affected. There can also be no assurance that we will be able to broaden our product and service portfolio or reduce our reliance on charging services.

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

We expect to raise additional funds and these funds may not be available when needed, if at all.

We expect to raise additional capital to further scale and expand our business. We may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. In addition, the fact that NaaS has a limited operating history means there is limited historical data for us to project the demand for our products and services in the future. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. There is no certainty that additional funds will be available on favorable terms when required, or at all. If additional funds cannot be obtained when needed, our financial condition, results of operations, business and prospects could be materially and adversely affected.

We may raise funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms. In addition, to the extent we raise funds through the sale of additional equity securities, our shareholders would experience additional dilution.

Historically we had net operating cash outflows. There can be no assurance that we will not experience net operating cash outflow or liquidity problems in the future. If we fail to generate sufficient cash flow from our operations, or if we fail to maintain sufficient cash or obtain additional external financing, our liquidity position may be adversely affected. If we do not have sufficient cash flows to fund our business, operations and capital expenditure, our business and financial position will be materially and adversely affected.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. See also “—Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.” Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition

We derived a significant portion of our revenue from a limited number of energy solutions customers. The loss of one or more of our key customers could adversely affect our results of operations.

For the year ended December 31, 2023, two energy solutions customers accounted for approximately 23% and 17%, respectively, of our total revenues. A substantial portion of our revenue may continue to be derived from a relatively limited number of customers. If we were to lose any of our key customers, or if any of such customers decides to conduct its business in a way that is not aligned with our business interests, or take other actions that are detrimental to our interests, there could be a material adverse effect on our results of operations, business, financial condition, and prospects. Key customers may also seek, and on occasion receive, pricing, payment or other commercial terms that are less favorable to us and can hurt our competitive position.

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

The PRC government also provides incentives to end-users and purchasers of EVs and EV charging stations in the form of tax exemptions, subsidies, other financial incentives and preferential utility rates for charging facilities. The EV market relies on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging services to end-users. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. As an example, the PRC central government has recently implemented a phase-out schedule for the subsidies provided for purchasers of certain EVs. On December 31, 2021, the Ministry of Finance, the Ministry of Industry and Information Technology, the Ministry of Science and Technology and the National Development and Reform Commission jointly issued the Notice on the Promotion and Application of Financial Subsidy Policies for New Energy Vehicles in 2022. According to the notice, the level of subsidy for new energy vehicles was reduced by 30% in 2022 compared with 2021. The notice also stipulates that the subsidy for new energy vehicle purchases would terminate on December 31, 2022, and vehicles registered after December 31, 2022 will no longer be entitled to any government subsidy. The termination or scaling back of any governmental support or incentive could adversely affect our business, financial condition and operating results.

We are subject to risks related to the restatement of NaaS’s financial statements for the years ended December 31, 2020 and 2021 and the pro forma information for the year ended December 31, 2021.

We have amended and restated (i) the combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021, together with the notes thereto, and (ii) the pro forma condensed combined statement as of and for the year ended December 31, 2021, together with the notes thereto, each as included in the Shell Company Report on Form 20-F originally filed by us on June 16, 2022, as amended, to correct the presentation of revenues to be consistent with our recognition and measurement policy for each class of revenues and to reflect certain other adjustments that we found necessary, or the Restatement.

We may receive additional inquiries from regulatory authorities regarding the Restatement. We and our current and former directors and officers may be subject to future claims, investigations or proceedings arising from the Restatement. Any future inquiries from the SEC or other regulatory authorities, or future claims or proceedings as a result of the Restatement will, regardless of the outcome, likely consume a significant amount of our internal resources and result in additional costs. In addition, we may be the subject of negative publicity focusing on the Restatement and adjustment of NaaS’s financial statements, and we may be adversely impacted by negative reactions from our customers or others with whom we do business, including negative perceptions of or concerns over our internal controls. Such adverse publicity and potential reactions from customers and other business partners could harm our business and have an adverse effect on our financial condition.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our securities may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2023. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

The PRC Criminal Law, as most recently amended on March 1, 2024, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the PRC Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obligated to provide security maintenance for their products and services and to comply with provisions regarding the protection of personal information as stipulated under the applicable laws and regulations. On September 14, 2022, CAC issued a proposed revision of the Cyber Security Law, purporting to increase fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year. The PRC Civil Code (issued by the National People’s Congress of the PRC on May 28, 2020, and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under Chinese civil law.

PRC regulators have been increasingly focused on regulation in areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In addition, certain Internet platforms in China have reportedly been subject to heightened regulatory scrutiny in relation to cybersecurity matters.

In April 2020 the Chinese government promulgated the Cybersecurity Review Measures, which came into effect on June 1, 2020. On December 28, 2021, the Chinese government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators’ purchase of network products and services and internet platform operators’ data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. Under the Regulation on Protecting the Security of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, effective September 1, 2021, “critical information infrastructure” is defined as important network facilities and information systems in important industries and fields, such as public telecommunication and information services, energy, transportation, water conservancy, finance, public services, e-government and national defense, science, technology and industry, as well as other important network facilities and information systems that, in case of destruction, loss of function or leak of data, may severely damage national security, the national economy and the people’s livelihood and public interests. As of the date of this annual report, neither we nor the third-party service provider has been informed by any PRC governmental authority that we or it operates any “critical information infrastructure.”

The 2022 Cybersecurity Review Measures provides, among others, that: (i) internet platform operators who are engaged in data processing are also subject to the regulatory scope; (ii) CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office; (iv) the risks of core data, important data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, important data or large amounts of personal information being influenced, controlled or used maliciously by foreign governments and any cybersecurity risk associated with a company’s listing on a stock exchange shall be collectively taken into consideration during the cybersecurity review process; and (v) critical information infrastructure operators and internet platform operators covered by the 2022 Cybersecurity Review Measures shall take measures to prevent and mitigate cybersecurity risks in accordance with the requirements therein. On November 14, 2021, CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021. Under the daft regulation, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) overseas data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization or subdivision that involves important data and personal information of more than one million individuals, the transaction shall be reported to the authority in-charge at the municipal level (by data processor or data recipient).

As of the date of this annual report, neither we nor the third-party service provider has been directed by any PRC governmental authority to apply for cybersecurity review, or received any inquiry, notice, warning, sanction in such respect or been denied permission from any Chinese authority with respect to the listing on a stock exchange in any foreign country, the Mergers or the Transactions. However, as the PRC government has the authority and discretion to interpret and implement these laws and regulations and there remains uncertainty in the interpretation and enforcement of PRC cybersecurity laws and regulations, there is no assurance that we or the third-party service provider will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations on Network Data Security (if enacted) as a critical information infrastructure operator or an interact platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can it be assured that we or the third-party service provider would be able to pass any cybersecurity review if required. In addition, we and the third-party service provider could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to any new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, prospects, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us or the third-party service provider, which may have a material adverse effect on our business, financial condition and results of operations.

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

On July 7, 2022, CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. Such data export measures requires that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by CAC. The security assessment requirement also applies to any transfer of important data outside of China.

The Ministry of Industry and Information Technology promulgated the Administrative Measures on Data Security in the Field of Industry and Information Technology (for Trial Implementation), effect on January 1, 2023. The Measures applies to the data processing activities in the field of industry and information technology carried out within the territory of China, and sets out a series of data security protection obligations for data processors in such field, such as establishing a full life-cycle data security management system, appointing data security management personnel, and conducting filings for the important data and core data processed by the data processors.

Pursuant to the 2022 Cybersecurity Review Measures, we conducted a self-assessment with respect to the status of our compliance with the Cyber Security Law, the Data Security Law, the Personal Information Protection Law, and the implementing regulations and we implemented various measures to improve the overall compliance level. We are of the view that our existing practices are compliant with applicable requirements imposed under the foregoing laws, rules and regulations, including the regulations or policies that have been issued by CAC to date, in all material respects. However, regulatory requirements on cybersecurity and data privacy are evolving and can be subject to varying interpretations or significant changes. While NaaS transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to the third-party service provider and despite our efforts to comply with laws and regulations relating to privacy, data protection and information security, there is no guarantee that the current security measures, practices and operations of ours and of the third-party service provider are and will remain compliant with applicable laws. In the event of non-compliance or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, our reputation could be harmed and we may be subject to investigations and penalties by PRC governmental authorities, including fines, suspension of business, and revocation of required licenses, as well as private claims and litigations, any of which could materially and adversely affect our business, prospects, financial condition and operating results and could result in a material impact on the value of our securities.

We rely on the service of our founders and certain members of our executive management team, and the loss of any of them may adversely affect our operations. Further, if we are unable to attract or retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed

Our continued success is and will continue to depend to a significant extent on the efforts and abilities of Mr. Zhen Dai, Ms. Yang Wang, Mr. Alex Wu and Ms. Wu Ye, serving as our chairman of board of directors, chief executive officer, chief financial officer and chief strategy officer, respectively, and each of whom is and will continue to be actively engaged in our management and determines our strategic direction. The departure of any of the foregoing key individuals from or their reduced attention to us could have a material adverse effect on our operations, financial condition and operating results. Mr. Dai, Ms. Wang and Ms. Wu also serve as chairman, president and management partner of NewLink, respectively, and may not be able to devote her full efforts to our affairs.

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

Our future growth depends on penetrating new markets, adapting existing products and services to new applications and customer requirements, and introducing new products and services that achieve market acceptance. NaaS’s research and development expenses were RMB30.3 million, RMB36.6 million and RMB63.1 million (US$8.9 million) in 2021, 2022 and 2023, respectively. We are expected to incur greater research and development expenses in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

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

We may face inventory risk

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

As part of the business strategy, NaaS made investments in and we are expected to make acquisitions of, or investments in, businesses, services or technologies, including with our affiliates, that are complementary to our EV charging services or otherwise.

The process of identifying and consummating acquisitions and investments, and the subsequent integration of new assets and businesses into our own business, requires attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. In addition, NewLink continues to have significant influence in determining the outcome of our corporate actions and may from time to time make strategic decisions, including in respect of our investments and mergers and acquisitions activities and strategies, that it believes are in the best interests of its business as a whole. These decisions may be different from the decision that we would have made on our own and may be made in ways that favor NewLink and may not coincide with the interests of our other shareholders.

Even if we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the proposed transaction or finance the proposed transaction successfully, or we or the sellers may not be able to fulfill all of the closing conditions. Failure to consummate such transactions could cause the costs and management time incurred thereby, which could be significant, to be futile. As a result, our results of operations and financial condition may be materially and adversely impacted. On August 22, 2023, we entered into a share purchase agreement with the existing shareholders of Charge Amps to acquire 100% of its issued and outstanding shares. The agreement was terminated on November 22, 2023 and the acquisition was not closed. We may be subject to claims, liabilities and litigations in connection with this termination, and our business, prospects, financial condition and operating results and the value of our securities could be materially and adversely affected as a result.

Even if the desired acquisitions or investments are completed successfully, the acquired assets or businesses may not generate the expected financial results. Acquisitions or investments could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business or investment. In addition, our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product, technology or investment, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or issues with employees or customers.

Our past and future acquisitions or investments may not ultimately strengthen our competitive position or achieve our goals and business strategy; we may be subject to claims or liabilities assumed from acquired companies, products, or technologies; acquisitions or investments we complete could be viewed negatively by our customers, investors, and securities analysts; and we may incur costs and expenses necessary to address, or be subject to claims and penalties arising from, an acquired company’s failure to comply with laws and governmental rules and regulations, including data protection laws. Additionally, we may be subject to litigation or other claims or unforeseen and unexpected liabilities in connection with the acquired company, including claims from terminated employees, former shareholders or other third parties, which may differ from or be more significant than the risks its business faces. An acquired company may also need to implement or improve its controls, procedures and policies, and we may face associated risks if any of those controls, procedures or policies are insufficiently effective. We may face challenges in addressing possible differences in corporate cultures and management philosophies. We may also face retention or cultural challenges associated with integrating employees from the acquired company into our organization, or we may be unable to retain key business relationships. If we are unsuccessful at integrating acquisitions or investments, in a timely manner, our revenue and operating results could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully or in a timely manner. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition or investment, or accurately forecast the financial impact of an acquisition or investment transaction or the related integration of such acquisition or investment, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such transaction. We may also face difficulties in managing tax costs or inefficiencies associated with integrating the operation costs of the combined group. NaaS have and may continue to pay cash, incur debt, or issue equity or equity-linked securities to pay for any acquisitions or investments, each of which could adversely affect our financial condition. Furthermore, the sale of equity or issuance of equity-linked debt to finance any such transaction could result in dilution to our shareholders. The occurrence of any of these risks could harm our business, operating results, and financial condition.

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

Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers which may significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. For example, on July 6, 2021, PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the establishment of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, CAC released the Administrative Regulation on Network Data Security for public comments through December 13, 2021 for public comments, which stipulates, among others, that a prior cybersecurity review is required for the overseas listing of data processors who process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the Chinese government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office.

There is a general lack of official guidance with respect to the implementation and interpretation of the 2022 Cybersecurity Review Measures and the Opinions given the recency of their issuance. It is also uncertain when and in what form will the Draft Regulations be enacted and how they will be interpreted and implemented by PRC governmental authorities once in effect. As a result, we may be retrospectively required to obtain regulatory approvals from and complete additional procedures with CSRC, CAC or other PRC governmental authorities for the Mergers and the Transactions. In addition, if CSRC, CAC or other regulatory agencies subsequently promulgate new rules or regulations that require us to obtain additional approvals or complete additional procedures for the Mergers or the Transactions, or for our listing or offering overseas, such approvals may not be obtained and such procedures may not be completed in a timely manner or at all. Any such circumstance could significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of the ADSs to significantly decline. Therefore, investors of the ADSs face potential uncertainty from actions taken by the PRC government affecting our business.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed RISE as a Commission-Identified Issuer under the HFCAA following the filing of RISE’s annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our ADSs will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

Considering (i) the uncertainties around the interpretation and implementation of PRC laws and regulations and the enforcement practice by government authorities, (ii) the PRC government’s ability to intervene in or influence our operations at any time, and (iii) the rapid evolvement of PRC laws, regulations, and rules which may be preceded with little or no advance notice, we may be subject to additional licensing requirements, and our conclusion on the status of our licensing compliance may prove to be mistaken. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

As an example, the People’s Bank of China issued the Administrative Measures on Non-Financial Institution Payment Service in June 2010 pursuant to which a non-financial institution offering payment services must obtain a payment business license. The People’s Bank of China subsequently issued a notification in November 2017, or the People’s Bank of China Notice, relating to the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. As part of NaaS’s business operation prior to the Restructuring, end-users were required to make prepayments through Kuaidian under certain circumstances, including to initiate certain services through Kuaidian. This could potentially have constituted issuance of prepaid cards by NaaS under then prevailing PRC laws and regulations and required a payment business license. In line of market practice, NaaS had previously engaged licensed entities such as third-party payment institutions and commercial bank to provide payment settlement services. However, because there were and remain to be uncertainties with respect to the implementation and interpretation of the applicable laws and as these laws continue to evolve, the People’s Bank of China and other governmental authorities may find NaaS’s settlement mechanisms to be in violation of the Administrative Measures on Non-Financial Institution Payment Service, the People’s Bank of China Notice or other related regulations. If such determination is made, we may be subject to penalties and our businesses and results of operations could be materially and adversely affected.

The approval of and filing with CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

Most of our operations are based in China. We are and will be subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The Chinese government has recently sought to exert more control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. The Chinese government’s exertion of more control over overseas listing of, offerings conducted overseas by and/or foreign investment in China-based companies could retrospectively affect the Mergers and result in a material change in our operations, significantly limit or completely hinder our abilities to offer or continue to offer securities to foreign investors, and cause the value of ADSs to significantly decline or be worthless.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and the Mergers and the Transactions may ultimately require approval of CSRC. If it is determined that CSRC approval is required retrospectively for the Mergers or the Transactions, it is uncertain whether we can or how long we will take to obtain the approval and, even if such CSRC approval is obtained, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for the Mergers and the Transactions, or a rescission of such approval if obtained, could subject us to sanctions imposed by CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations, restrictions or limitations on our abilities to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect their business, financial condition, and results of operations.

On July 6, 2021, PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the establishment of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, CSRC published the Overseas Listing Measures which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 CSRC also published the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering.

On December 27, 2021, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company, which engages in any prohibited business set out in the list, seeks an overseas offering or listing, it must first obtain the approval from the competent governmental authorities. In addition, the foreign investors in such company must not be involved in its operation or management, and their ownership interest should be subject to limitations imposed under regulations on investments in domestic securities by foreign investors. Because the 2021 Negative List is recently issued, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent we will be subject to these new requirements. If we are required to comply with these requirements but fail to do so on a timely basis if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, there is no assurance that new rules or regulations promulgated in the future will not impose additional requirements on us, including retrospectively with respect to the Mergers and the Transactions. If it is determined in the future that approval and filing from CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures and the Draft Administrative Regulations on Network Data Security, are required for the Mergers or Transactions, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain such approval or complete such filing procedures or any delay in obtaining such approval or completing such filing procedures for the Mergers or Transactions, or a rescission of any such approval if obtained, would subject us to sanctions by CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. CSRC and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse the Mergers and the Transactions. In addition, if CSRC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

If our current holding company structure is disallowed by PRC regulatory authorities or if we were to adopt a VIE structure in the future and if we or any VIE that we may establish were to be found in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to any of our wholly foreign-owned subsidiaries in China to finance its activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient, or Macro-prudential Management Mode, under applicable PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to two times of our subsidiary’s net assets.

Moreover, any medium or long-term loan to be provided by us to our PRC subsidiaries must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in China with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

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

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes certain rules with respect to the Indirect Transfer under SAT Circular 698 but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one contemplated under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal restructurings of group companies and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferors and transferees (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which will be deemed as an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from a Indirect Transfer may be subject to PRC enterprise income tax, and the transferor will be subject to the obligation to withhold applicable taxes, currently at a rate of 10%.

On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which became effective on December 1, 2017 and abolished SAT Circular 698 as well as certain provisions in SAT Circular 7. The SAT Bulletin 37 further clarifies the practice and procedure for the withholding of non-resident enterprise income tax. Pursuant to SAT Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and the nonresident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the tax authority, both parties may be subject to penalties.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, including the Mergers and the Transactions. We may be subject to filing obligations or taxed or subject to withholding obligations with respect to such transactions, under SAT Public Notice 7 and SAT Bulletin 37. For transfers of shares in us by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37 or to request the transferors from whom our purchase taxable assets to comply with these circulars, or to establish that our should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC “resident enterprise” status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.

Under the PRC Enterprise Income Tax Law, which became effective in January 2008 and was amended on February 24, 2017 and December 29, 2018, and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a PRC resident enterprise and will be subject to enterprise income tax at the rate of 25% on its global income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise.” On April 22, 2009, the State Taxation Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, which was partially amended by Announcement on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by the State Taxation Administration on January 29, 2014, and further partially amended by Decision on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents issued by the State Taxation Administration on December 29, 2017. STA Circular 82, as amended, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Further, STA Circular 82 states that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition, the State Taxation Administration issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation) on July 27, 2011, effective from September 1, 2011 and partially amended on April 17, 2015, June 28, 2016, and June 15, 2018, or STA Bulletin 45, providing more guidance on the implementation of STA Circular 82. STA Bulletin 45 clarifies matters including resident status determination, post-determination administration and competent tax authorities. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations Related to Tax—Enterprise Income Tax.” Although both STA Circular 82 and STA Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in STA Circular 82 and STA Bulletin 45 may reflect STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. In addition to the uncertainty regarding how the new resident enterprise classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at 25% on our global income as well as PRC enterprise income tax reporting obligations. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Certain transactions completed as part of the Restructuring may not have received the necessary approval.

According to the M&A Rules, where a domestic company, enterprise or natural person intends to acquire its or his/her related domestic company in the name of an offshore company which it or he/she lawfully established or controls, the acquisition should be subject to the examination and approval of the Ministry of Commerce. Historically, NaaS’s acquisition of several PRC entities could have fallen within the ambit of the M&A Rules and required the prior approval of the Ministry of Commerce. No such approval had been applied for or obtained and the acquisition could be deemed invalid.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to these plans based on the salaries, including bonuses and allowances, of the employees subject to any maximum amount of contribution specified by local authorities from time to time. This has however not been implemented consistently by local authorities. Certain of our subsidiaries in China have not made adequate employee benefit payments, and as a result, we may be required to make up for the contributions due and to pay late fees and fines.

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

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal and administrative sanctions.

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

As of the date of this annual report, NewLink beneficially owns 242,662,399 Class B ordinary shares and 1,364,885,373 Class C ordinary shares, held directly by NewLink or indirectly through Newlinks Envision Limited, which collectively account for an aggregate of 83.7% of the voting power represented by all our issued and outstanding shares. As a result, NewLink will have the power to control all matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets and all other major corporate transactions. Mr. Zhen Dai, as the chairman of the board of directors and chief executive officer of NewLink, is expected to be able to exercise, through NewLink, significant influence and vote power over matters submitted to our shareholders for approval. In addition, NewLink may choose to distribute all or any of our ordinary shares to NewLink’s shareholders. By way of example, a distribution of 100% of our ordinary shares owned by NewLink to its shareholders will result in all issued and outstanding Class C ordinary shares being converted into Class A ordinary shares and all issued and outstanding Class B ordinary shares being held by Mr. Zhen Dai or his affiliates, and those Class B ordinary shares are expected to account for approximately 52.8% of the voting power represented by all our issued and outstanding shares, giving Mr. Zhen Dai the direct power to control all matters submitted to our shareholders for approval.

Each of NewLink and Mr. Zhen Dai may have interests that differ from the interests of our other shareholders and may vote its Class B ordinary shares and/or Class C ordinary shares in ways with which other shareholders may disagree or which may be adverse to such other shareholders’ interests. The concentrated control over us will likely exist regardless of whether and to what extent NewLink distributes to its shareholders any ordinary shares, and will have the effect of delaying, preventing or deterring a change in control of us, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us, and could have a negative effect on the market price of our ordinary shares or ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has fluctuated significantly and will continue to be volatile and could fluctuate widely. Many factors that are beyond our control may materially adversely affect the market price and marketability of our ADSs and our ability to raise capital through equity financings. These factors include the following:

•	regulatory developments affecting us or our industries;

•	variations in our revenues, earnings, cash flow and data related to our operations;

•	changes in market condition, market potential and competitive landscape;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	fluctuations in global and Chinese economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity about us or our industries;

•	additions or departures of key personnel and senior management;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

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

NewLink has the right to vote 62.0% of our ordinary shares. As a result, we are considered a “controlled company” as defined under the Nasdaq Stock Market Rules as set forth in Listing Rule 5605(b), because NewLink owns more than 50% of our total voting power. For so long as we remain a controlled company, we will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Future issuance of ADSs or ordinary shares will result in additional dilution of the percentage ownership of our shareholders and could cause the price of the ADSs to fall.

5,000,000 ADSs are issuable upon exercise of the Investor Warrants and FA Warrants. Additional ADSs are issuable upon conversion of the LMR Convertible Notes. The Investor Warrants and the LMR Convertible Notes provide for a fluctuating conversion price, which is subject to anti-dilution adjustments (including for certain offerings of our ADSs and ordinary shares) and certain floor price. The exercise of the Investor Warrants and FA Warrants, and the conversion of some or all of our LMR Convertible Notes will dilute the ownership interests of our shareholders and holders of our ADSs, and the lower the prevailing price of our ADSs is at the time of the relevant exercise or conversion, the larger dilution would result from such conversion. Furthermore, any sales in the public market of such additional ADSs issuable upon exercise of the Investor Warrants and FA Warrants and conversion of the LMR Convertible Notes may create a downward pressure on the market price of our ADSs and/or may increase the opportunities to create short positions with respect to the ADSs, which could in turn further adversely affect the prevailing market price of our ADSs. In addition, the existence of the Investor Warrants, FA Warrants and LMR Convertible Notes, in itself, may encourage short selling by market participants because their exercise or conversion could trigger the market dynamic that would depress the price of our ADSs.

We may also need additional capital in the future to finance our operations. We may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. Furthermore, we may issue additional ADSs and ordinary shares in connection with the grant of equity awards to employees under our equity incentive plans. Any such issuance of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the value of our securities to decline.

Substantial future sales or perceived sales of our ordinary shares or ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ordinary shares or ADSs, either in the public market or through private placement, or the perception that these sales could occur, could cause the market price of our ADSs to decline. It cannot be predicted what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

There can be no assurance that the Investor Warrants or FA Warrants will be in the money at the time they become exercisable, and they may expire worthless.

The initial exercise price for the Investor Warrants and FA Warrants is US$1.49 per ADS. There can be no assurance that such warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, these warrants may expire worthless.

There is no public market for the Investor Warrants or FA Warrants.

There is no established trading market for the Investor Warrants or FA Warrants, and we do not plan on applying to list these warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system. Accordingly, we do not expect an active market for these warrants to develop or be sustained and it may be difficult for you to sell your warrants at the time you wish to sell them, at a price that is attractive to you, or at all.

Holders of the Investor Warrants and FA Warrants will have no rights as holders of ADSs or our ordinary shares until they acquire such ADSs and underlying ordinary shares.

Until investors acquire our ADSs and underlying ordinary shares upon exercise of the Investor Warrants or FA Warrants, they will have no rights with respect to our ADSs or ordinary shares. Upon exercise of the Investor Warrants or FA Warrants, holders will be entitled to exercise the rights of a holder of our ADSs only as to matters for which the record date occurs after the exercise date.

We will not pay dividends for the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ADSs if the market price of our ADSs increases.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association as may be amended form time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADS and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the current and anticipated value of our assets and composition of our income and assets, we do not expect to be a PFIC for the taxable year ended December 31, 2023 or the foreseeable future.

While we do not expect to be or become a PFIC for the taxable year ended December 31, 2023, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. In particular, increased volatility in the market price of our ADSs may significantly increase our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate widely and, consequently, we cannot assure you of our PFIC status for any taxable year. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unhooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

Our multi-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our ADSs.

We cannot predict whether our multi-class share structure with different voting rights will result in a lower or more volatile market price of our ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our multi-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our multi-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of our ADSs could be adversely affected.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and our ADSs may be materially and adversely affected.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by the United States District Court for the Southern District of New York or a state court in New York County, New York. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and our ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

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

In July 2013, Rise IP (Cayman) Limited, or Rise IP, was incorporated as an exempted company under the laws of the Cayman Islands. Subsequently, a number of RISE’s wholly owned subsidiaries were established to acquire Rise IP and certain operating assets and entered into a series of contractual arrangements with Beijing Step Ahead Education Technology Development Co., Ltd., or the Rise VIE, its schools and its shareholders. As a result, the RISE VIE and its subsidiaries and schools became RISE’s consolidated entities.

RISE listed the ADSs on the Nasdaq under the symbol “REDU” on October 20, 2017.

The Assets Sale

Prior to becoming a shell company, RISE Education Cayman Ltd was a holding company without substantive operations. RISE Education Cayman Ltd, primarily through its PRC subsidiary, Rise (Tianjin) Education Information Consulting Co., Ltd., or the Rise WFOE, and the Rise VIE, provided after-school English teaching and tutoring services to students aged three to 18 in China and was a leading service provider in the China market.

On December 1, 2021, Wuhan Xinsili Culture Development Co., Ltd., or the Buyer SPV, Rise WFOE, Rise VIE, RISE Education International Limited, or Rise HK, Rise IP and RISE entered into a purchase agreement, or WFOE Purchase Agreement. Pursuant to the WFOE Purchase Agreement, RISE agreed to, through Rise HK, sell all of the equity interests in Rise WFOE to the Buyer SPV, or the WFOE Sale, in consideration of the Buyer SPV (i) paying to Rise HK a consideration of RMB1, and (ii) assuming all liabilities of Rise WFOE and its subsidiaries. The Buyer SPV is a limited liability company controlled by a buyer consortium consisting of certain of RISE’s franchisees and an affiliate of RISE’s senior management, who are PRC nationals.

Also on December 1, 2021, Rise Education Cayman I Ltd, RISE’s wholly-owned indirect subsidiary, or the IP Seller, Bain Capital Rise Education IV Cayman Limited, a major shareholder of RISE, or the Major Shareholder, and RISE entered into a share purchase agreement, or the IP Holdco Purchase Agreement and collectively with the WFOE Purchase Agreement, the Purchase Agreements. The IP Seller is also the borrower under the Facilities Agreement (defined below). Pursuant to the IP Holdco Purchase Agreement, the IP Seller and RISE agreed to sell all of the equity interests in Rise HK and Rise IP to the Major Shareholder in consideration of the Major Shareholder (i) paying US$2,500,000 to RISE, for the purposes of paying the Lenders in settlement of the Facilities Agreement, and (ii) causing Rise HK and Rise IP to grant Rise WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP or the IP Sale and together with the WFOE Sale, the Sale.

In connection with the Sale, the IP Seller (being the borrower under the Facilities Agreement), WFOE, VIE and the Major Shareholder and certain other parties entered into a settlement agreement, or the Settlement Agreement, with the Lenders on December 1, 2021. Under the Settlement Agreement, the Lenders agreed to (i) acknowledge and consent to the Sale, (ii) discharge and release all our liabilities and obligations and our subsidiaries under the Facilities Agreement in the amount of US$55,746,367.04; (iii) terminate, release and discharge all security interest, guarantee and indemnity created in connection with the Facilities Agreement; and (iv) waive, release and discharge all claims arising from or in connection with the Facilities Agreement, in exchange for (a) an aggregate amount of US$10,377,972.06, and (b) the transfer of all interest in certain business to a person nominated by the Lenders, amongst others, which are collectively referred to as the “Settlement”.

In order for us to make the settlement payment under the Settlement Agreement, make an additional capital contribution to WFOE pursuant to the WFOE Purchase Agreement and pay for certain operating expenses, we entered into a convertible loan deed with the Major Shareholder on December 1, 2021, or the Convertible Loan Deed, pursuant to which the Major Shareholder agreed to provide an interest-free convertible loan of US$17 million to us. The loan was converted into 48,571,428 ordinary shares prior to the consummation of the Mergers.

The Sale was approved by a special resolution of shareholders of RISE at an extraordinary general meeting of shareholders held in Beijing on December 23, 2021. The Sale was consummated and the Settlement was entered into on December 30, 2021.

Corporate History of NaaS

NaaS launched its EV charging services in 2019 through Chezhubang (Beijing) Technology Co., Ltd., or Chezhubang Technology, and its subsidiaries Beijing Chezhubang New Energy Technology Co., Ltd., or Beijing Chezhubang, and Kuaidian Power (Beijing) New Energy Technology Co., Ltd., or Kuaidian Power Beijing, which were established by Chezhubang Technology in July 2018 and August 2019, respectively.

In July 2019, Dada Auto was incorporated in the Cayman Islands. Dada Auto later became the holding company of NaaS to facilitate NaaS’s offshore financing.

In September 2021, Beijing Chezhubang acquired 100% of the equity interests in Shaanxi Kuaidian Mobility Technology Co., Ltd., or Shaanxi Kuaidian. In September 2020, Kuaidian Power Beijing incorporated a wholly-owned subsidiary, Zhidian Youtong Technology Co., Ltd., or Zhidian Youtong.

In February 2021, Cosmo Light (Beijing) New Energy Technology Co., Ltd., or Cosmo Light, was incorporated. In April 2021, Qingdao Hill Matrix New Energy Technology Co., Ltd., QHM New Energy, was incorporated. Ownership interests in each of Cosmo Light and QHM New Energy were held by NaaS through certain nominee arrangements. In September 2021, Beijing Chezhubang acquired 100% of the ownership interest in Shaanxi Kuaidian. In December 2021, Dada Auto incorporated Cosmo Light HK Limited and Hill Matrix HK Limited.

In early 2022, NaaS completed the Restructuring, as part of which:

•

Dada Auto, through Zhejiang Anji Intelligent Electronics Holding Co., Ltd., or Anji Zhidian, a subsidiary in China, entered into a series of contractual arrangements, or VIE Agreements, with Kuaidian Power Beijing and shareholders of Kuaidian Power Beijing, as a result of which Kuaidian Power Beijing was treated as a VIE of NaaS;

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

As a result of the Restructuring, NaaS ceased to have any VIE and has since conducted its operations in China through its subsidiaries through the date of this annual report.

In April 2022, Cosmo Light HK Limited and Hill Matrix HK Limited incorporated Shandong Cosmo Light Co., Ltd and Zhejiang Huzhou Hill Matrix Limited in China, respectively. In May 2022, Shandong Cosmo Light Co., Ltd and Zhejiang Huzhou Hill Matrix Limited acquired 100% of the equity interests in Cosmo Light and in QHM New Energy from Anji Zhidian, respectively.

The Mergers

On February 8, 2022, RISE entered into an Agreement and Plan of Merger, or the Merger Agreement, with Dada Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of RISE, or Merger Sub, Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of RISE, or Merger Sub II, and Dada Auto, pursuant to the terms of which (i) Merger Sub merged with and into Dada Auto, or the “Merger,” with Dada Auto being the surviving entity, or the Surviving Entity, following the Merger, the separate corporate existence of Merger Sub ceasing, and Dada Auto continuing as a direct, wholly-owned subsidiary of RISE, and (ii) immediately after the Effective Time (as defined in the Merger Agreement), the Surviving Entity merged with and into Merger Sub II, or the Second Merger and together with the Merger, the Mergers, with Merger Sub II being the surviving entity, or the Surviving Company following the Second Merger, the separate corporate existence of the Surviving Entity ceasing, and the Surviving Company continuing as a direct, wholly-owned subsidiary of RISE.

The Mergers were consummated on June 10, 2022 upon which RISE changed its name from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and its ticker from “REDU” to “NAAS” and assumed and began conducting the principal businesses of NaaS. The number of shares represented by each ADS was also changed from two Class A ordinary shares per ADS to ten Class A ordinary shares per ADS.

Upon the consummation of the Mergers:

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

•

shares of NaaS that were held in treasury or owned by RISE, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of RISE, Merger Sub or Merger Sub H immediately prior to the Effective Time, each of such shares being referred to as the “Excluded Share”, were cancelled and extinguished without any conversion thereof or payment therefor;

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

Post-Mergers Development

We issued and sold a total of 57,570,524 newly issued Class A ordinary shares of the Company to a certain institutional investor on December 12, 2022, at a price of US$0.5211 per ordinary share, based on the volume-weighted average traded price of our ADSs on Nasdaq for the 30 consecutive trading days immediately preceding the date of the subscription agreement (adjusted to account for the 1:10 ADS-to-share ratio), for a total purchase price of US$30 million.

In May 2023, we completed a registered direct offering of US$21 million to certain investors whereby the investors subscribed for and purchased from us a total of 3,500,000 ADSs.

In June 2023, we completed the acquisition of 89.999% of the issued and outstanding shares of Sinopower Holdings International Co. Limited, one of the largest rooftop solar energy developers in Hong Kong, from an existing shareholder of Sinopower, for an aggregate purchase price of approximately US$6.1 million in cash.

In August 2023, we entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Charge Amps AB, or Charge Amps, for a total consideration of US$66.4 million. The agreement was terminated on November 22, 2023 and the acquisition was not closed. See “Risk Factors—Risks Related to Our Business and Industry—Acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.”

In August 2023, we signed strategic collaboration agreements with Hyundai Motor Group (China), PICC Real Estate Investment and CR Capital MGMT, expanding our partnership roster. With Hyundai, we aim to enhance charging infrastructure and mobility connectivity tailored for Hyundai’s PEV models. With PICC, we will work towards building a top-notch new energy charging service system, incorporating integrated infrastructure, co-branded stations, online connectivity, and comprehensive insurance services. With CR Capital MGMT, we will construct integrated energy ports, orchestrate new energy infrastructure projects, and innovatively securitize new energy assets, aiming to incubate, invest in and operationalize digital and intelligent applications within the realm of new energy.

In September 2023, we won a RMB67.18 million contract for the initial phase of the Anji Green and Low-carbon Supply Chain Construction Project located at Anshan Station. We are expected to provide one-stop PV-storage-charging-swapping solutions, including supply, procurement, installation, and grid connection of charging systems, battery swapping systems, PV systems, and energy storage systems. The project entails the installation of 458 DCFC chargers, a 4,205.4 kW distributed photovoltaic system, 36 energy storage and charging cabinets, and two leading domestic heavy-duty truck battery swapping stations. We will leverage our “Comprehensive Energy Management Platform” and “battery detection technology” to achieve seamless energy operations. Upon completion, the project is expected to provide charging services for 1,800 heavy-duty trucks and small EVs in the Anji County. The project is 90% complete and is expected to undergo final acceptance in the second quarter of 2024.

In September 2023, we entered into several diverse strategic collaborations. In partnership with ZSY Financial Services and China Construction Bank, we will help advance the integration of financial services with the domestic and global new energy sectors. With Hubei Provincial Communications Investment Industrial Development, we will contribute to the construction of expressway service areas and energy supply infrastructure, accelerating the establishment of a comprehensive energy supply network for expressways. With the People’s Government of Tengzhou City in Shangdong Province, we will drive innovation and promote digitalized energy management to support the transportation energy transformation in Tengzhou City.

In October 2023, we formed a partnership with the Hong Kong S.A.R. Office for Attracting Strategic Enterprises, known as OASES, becoming one of its inaugural strategic enterprises. OASES will assist us in setting up, developing and operating in Hong Kong, where we will focus on energy data analytics R&D. We expect to establish a research center in the Hong Kong Science Park by the end of 2023 and to provide algorithm support for our global energy assets’ operations, leveraging local R&D and academic resources in Hong Kong.

In November 2023, we issued a total of 6,600,000 ADSs in a registered direct offering to certain investors at a total consideration of approximately US$16 million.

In March 2024, we completed a registered direct offering to certain institutional investors of 4,761,905 ADSs together with the Investor Warrants to purchase up to 4,761,905 ADSs at a combined purchase price of US$1.26 per ADS and accompanying Investor Warrant for total gross proceeds of approximately US$6 million, before deducting commissions and other estimated offering expenses. We also issued the FA Warrants to initially purchase up to 238,095 ADSs to a financial advisor in connection with this registered direct offering. The Investor Warrants and FA Warrants are all outstanding as of the date of this annual report.

We issued a US$30 million convertible note to LMR Multi-Strategy Master Fund Limited, an affiliate of LMR Partners Limited, in July 2023, or the July 2023 LMR Convertible Note, and then another US$40 million convertible note to the same entity in September 2023, or the September 2023 LMR Convertible Note and together with the July 2023 LMR Convertible Note and any additional note described below, the LMR Convertible Notes. As of the date of this annual report, an aggregate principal amount of US$39 million under the LMR Convertible Notes has been converted into our ADSs, and the remaining principal amount of the outstanding notes totals US$31 million (including US$11 million principal amount of the outstanding July 2023 Convertible Note). In the event that the entire principal amount of the July 2023 LMR Convertible Note is fully converted prior to its maturity date, we agree to further issue and sell, and LMR Multi-Strategy Master Fund Limited agrees to purchase, an additional note in the principal amount of US$25,000,000 at the issue price of US$25,000,000 with substantially similar terms as the July 2023 LMR Convertible Note.

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure upon the consummation of the Mergers.

Our principal executive offices are located at Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China. Our telephone number at this address is +86 (10) 8551-1066. Our registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our website is htqls://www.enaas.com/en/. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

Overview

We offer one-stop solutions to owners of a broad range of energy assets, including charging stations and photovoltaic or PV assets. We support energy asset owners throughout the lifecycle of their energy assets. Our solutions also benefit other stakeholders along the industry value chain such as manufacturers, EV OEMs, and end-users in the following ways:

•

Charging Services. We provide an integrated set of charging services to charging stations that mainly includes mobility connectivity services. We offer effective mobility connectivity services through Kuaidian, our partnered platform operated by a third-party service provider. Kuaidian boosts the visibility of charging stations and charging piles and connects end-users with suitable charging infrastructure. We offer full station operation services and deliver charging services at charging stations that are operated under this model. We also provide other online solutions, including software as a service or SaaS products that digitalize and upgrade key aspects of the operations and the management of charging stations.

•

Energy Solutions. We offer integrated charging facilities and energy storage solutions covering the planning, deployment, production and optimization of EV charging, renewable energy and energy storage systems for energy asset owners. Our solutions include site selection, hardware procurement, EPC (engineering, procurement, and construction), station maintenance and upgrade, energy storage, customer support and more.

•

New Initiatives. We deliver electricity procurement, non-charging and other services that aim to enhance the efficiency and profitability of energy assets. We have launched a virtual power plant platform to facilitate the construction of a modern energy system. We have also released a prototype of our autonomous charging robot for future unmanned driving scenarios and to realize an autonomous charging network.

Charging Services

We offer a comprehensive set of charging services. Our mobility connectivity services provide integrated online EV charging solutions for charging stations and enable a frictionless and hassle-free charging experience for end-users through Kuaidian. We are also pioneering digitalized operation and we provide SaaS products to support the management of key aspects of charging stations’ daily task.

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

Full Station Operation

In addition to providing mobility connectivity services, we also independently and fully operate stations for station owners. Under this model, we obtain the operational rights to a charging station and take full responsibility for running the entire operation of that station, including the delivery of charging services. We retain all of the revenue after paying a fee fixed to the total transaction volume to the station owner.

Other Online Solutions

We also provide other online solutions, including SaaS products, that extend to traffic support and management, marketing, payment, chargers management, order management, load management, and membership management. We also provide phone support to both energy asset owners and end-users. We also work with certain EV OEMs to provide functions and applications within the pre-installed software of their EVs.

Energy Solutions

Our energy solutions cover the planning, deployment, production and optimization of EV charging, renewable energy and energy storage systems for energy asset owners. We provide site selection and EPC services of charging stations, support hardware procurement and maintain a comprehensive suite of offline solutions that facilitate the daily operation of energy assets including the maintenance and upkeep of charging infrastructure.

EPC Services

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

In relation to our hardware procurement, NaaS had historically limited its participation to the facilitation of sales transactions, generating revenues by charging a take rate on the procurement value. We have been directly undertaking procurement and sales activities since 2022.

Station Upgrade and Other Offline Services

We offer solutions to upgrade existing charging stations, including the integration of smart photovoltaics energy storage and power charging. To complement our EV charging services, we also provide 24/7 offline operational and management services. Depending on their varying needs, charging stations can opt for professional operational services from us, including outsourcing to us their daily operations, such as the regular maintenance and upkeep of their chargers and charging stations. They can also order onsite maintenance and repair services provided by specialized technicians in the event of any equipment failure or hardware downtime. We collect operation and maintenance fees that are based on the operating parameters of the charging station, such as its size and the number of chargers.

Energy Storage Solutions

Charging stations are subject to time-of-use electricity pricing, with varying rates during peak and off-peak hours. We construct predictive and optimization models, leveraging our strong digital analytics capabilities, to evaluate the optimal storage capacity for a given charging station. We develop and execute installation and on-site commissioning plans for energy storage facility at charging stations. We also provide an energy management system and devise optimized operation strategies for peak-shaving, load-shifting, and demand response participation utilizing our digital analytics capabilities, thereby enhancing the performance of energy storage and the overall charging station operation.

New Initiatives

Electricity Procurement

We provide electricity procurement services to charging stations. Leveraging the vast number of charging stations on our network, we are able to aggregate procurement requirements for electricity and negotiate for and secure electricity at favorable prices.

We additionally provide a cloud-based virtual power plant platform to facilitate the establishment of a modern energy system for charging stations. This is a platform to maintain the stability of a power supply that integrates distributed power sources including conventional energy and renewable energy, including solar power, wind power and hydro power, and connects them with EVs and charging stations. It allows scattered energy sources to function as if they were one power plant. Our virtual power plant platform offers two types of services to charging stations: it effects trading transactions in the electricity market with the electricity it collects and stores to earn price differences; it also responds to government peak shaving and load-filling demands.

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

We are a pioneer in packaging non-charging retail and ancillary services into charging stations and have retail resources that are ready for deployment. We help charging stations adopt scenario-specific furniture and fixture or infrastructure designs with a variety of amenities and non-charging services, such as vending machines, massage chairs and car wash tunnels. We are also assisting in station design and decoration, furniture and fixture procurement with discounted prices for non-charging businesses. We charge commission fees to suppliers based on the value of the facility and the merchandise supplied to charging stations. By enabling charging stations to provide non-charging services, we are able to label charging stations on our network based on the amenities and ancillary services they offer. We work with our business partners to realize the full potential of this information by efficiently matching end-users through Kuaidian with the right charging stations that offer the right non-charging services. We are committed to decarbonization and the building of a green and sustainable future. We believe in clean energy and we are facilitating the adoption of EVs through the deployment and operation of EV charging infrastructure, allowing for the reduction of greenhouse gas emissions caused by traditional vehicles. As certified by SGS, an independent Swiss testing agency, we helped reduce carbon emissions by approximately 3,293,100 tons in 2023, representing a 78.2% increase from 2022.

Sales and Marketing

We grow our customer base through marketing activities, branding campaigns, as well as the efforts of our in-house business development teams. We also capitalize on the operating experience, resources and insights of NewLink to acquire new customers.

We adopt different expansion strategies for different energy asset owners. Leveraging the market leadership, industry experience and resources of NewLink and of ourselves, our business development team has often been able to identify new charging stations and chargers at the earliest possible times, which then gives us an advantage in initiating the first contact with the energy asset owners for a potential partnership. Our business development team also constantly monitors and scouts for new charging infrastructure that can potentially partner with our business model, using methods including online searches and offline site visits. After the initial engagement with energy asset owners, the team then continues to maintain regular contact and will continually explore potential short-term and long-term opportunities with energy asset owners through constant relationship building activities, lead generation and market conditioning work and regular marketing. In addition, we also enter into strategic cooperation with non-private entities in China, who are often large-scale energy asset owners. Once a charging station joins our network, our business development team will assign designated personnel to maintain liaison with the station and provide it with comprehensive support.

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

The success of our mobility connectivity services is largely dependent on the extensiveness of our charging network but also demands effective end-user acquisition and retention. Ongoing engagement with charging stations and the effectiveness of our marketing efforts are critically important to our efforts to gain market share in the China market. We also compete on the comprehensiveness of the range of products and services offered to charging stations, the quality, performance, features, and prices of the products and services, as well as the effectiveness of our offline service network. Our industry is generally in an early stage of development and is constantly evolving. New demands and preferences continue to emerge from various industry participants, and in particular from end-users and energy asset owners. We will be tested on our ability to forecast and meet shifts in the market and our ability to adapt our product and service offerings in a timely manner.

We believe that we can compete effectively with its competitors on the basis of the following factors:

•

the comprehensiveness of our products and services and strategic focus on DCFC infrastructure, and our ability to continually upgrade and develop products and services to meet the changing needs, preferences and demands of our customers and end-users;

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

Regulations Related to Foreign Investment

Investment activities in China by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraged Industries Catalog, and the Special Management Measures (Negative List) for the Access of Foreign Investment, which were promulgated and are amended from time to time by the Ministry of Commerce and NDRC, and together with the PRC Foreign Investment Law, and their respective implementation rules and ancillary regulations. The Encouraged Industries Catalog and the negative list lay out the basic framework for foreign investment in China, classifying businesses into three categories in terms of the level of participation permitted to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Encouraged Industries Catalog are generally deemed as falling into a fourth category of “permitted” industries unless specifically restricted by other PRC laws.

On October 26, 2022, the Ministry of Commerce and the NDRC released the Encouraged Industries Catalogue (2022 Version), which became effective on January 1, 2023, to replace the then existing Encouraged Industries Catalog. On December 27, 2021, the Ministry of Commerce and the NDRC released the 2021 Negative List, which became effective on January 1, 2022, to replace the then existing negative list. The 2021 Negative List sets forth the industries in which foreign investments are restricted or prohibited. Industries that are not listed in the 2021 Negative List are generally permitted to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replaced the main body of laws and regulations then governing foreign investment in China. Pursuant to the FM, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in China, which include any of the following circumstances: (1) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (2) foreign investors obtaining shares, equity interests, interests in property or other similar rights and interests of enterprises within China, (3) foreign investors investing in new projects in China solely or jointly with other investors, and (4) investment by other means as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the negative list. The Foreign Investment Law provides that foreign invested entities operating in “restricted” or “prohibited” industries will require entry clearance and other approvals.

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

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit information relating to the investment to the competent commerce department.

Regulations Related to Value-Added Telecommunications Services

The PRC Telecommunications Regulations, which was promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, provides the regulatory framework for telecommunications service providers in China. The Telecommunications Regulations classifies telecommunications services into basic telecommunications services and value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. According to the Catalog of Telecommunications Services, attached to the Telecommunications Regulations and most recently amended by the Ministry of Industry and Information Technology on June 6, 2019, information services provided via public communication network or the internet are value-added telecommunications services.

The value-added telecommunications services are regulated by the Administrative Measures on Internet Information Services, which were promulgated by the State Council on September 25, 2000 and most recently amended on January 8, 2011. “Internet information services” is defined as “services that provide information to online users through the internet.” The Measures on Internet Information Services classify internet information services into non-commercial internet information services and commercial internet information services. Commercial internet information service providers shall obtain a value-added telecommunications business operating license for internet information service from appropriate telecommunications authorities. This license has a term of five years and can be renewed 90 days prior to its expiration, according to the Administrative Measures for Telecommunications Businesses Operating Licensing, which was promulgated by the Ministry of Industry and Information Technology on July 3, 2017 and became effective on September 1, 2017.

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

According to the 2021 Negative List, the ratio of foreign investments in an entity that is engaged in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. NaaS historically conducted certain value-added telecommunications services through Kuaidian Power Beijing, which services had, as part of the Restructuring, been transferred and are currently carried out by a third-party service provider.

Regulations Related to Online Payment

On June 14, 2010, the People’s Bank of China issued the Administrative Measures on Non-Financial Institution Payment Service and its implementing rules, which was amended on April 29, 2020 and set forth the basic regulatory requirements for the provision of payment services by non-financial institutions. According to the Administrative Measures on Non-Financial Institution Payment Service, “non-financial institution payment service” means any of the following monetary asset transfer services provided by non-financial institutions as an intermediary between the payor and the payee: (i) online payment; (ii) pre-payment card issuance and receipt; (iii) bank card acceptance; and (iv) other payment services as specified by the People’s Bank of China. Pursuant to the Administrative Measures on Non-Financial Institution Payment Service, a non-financial institution that provides payment services shall obtain a payment business license to become a payment institution. No non-financial institution or individual shall engage in payment services, either directly or indirectly, without the approval of the People’s Bank of China.

In November 2017, the People’s Bank of China published the People’s Bank of China Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The People’s Bank of China Notice is intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting unlicensed payment settlement services, so as to safeguard fund security and information security.

As part of NaaS’s business operation prior to the Restructuring, end-users were required to make prepayments through Kuaidian under certain circumstances, including to initiate certain services through Kuaidian. This could potentially have constituted issuance of prepaid cards by NaaS under then prevailing PRC laws and regulations and required a payment business license. In line of market practice, NaaS had previously engaged licensed entities such as third-party payment institutions and commercial bank to provide payment settlement services. However, because there were and remain to be uncertainties with respect to the implementation and interpretation of the applicable laws and as the these laws continue to evolve, the People’s Bank of China and other governmental authorities may find NaaS’s settlement mechanisms to be in violation of the Administrative Measures on Non-Financial Institution Payment Service, the People’s Bank of China Notice or other related regulations.

Regulations Related to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations discussed above, mobile internet applications, or Apps, are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the App Provisions, which was promulgated by the CAC on June 28, 2016 and amended on 2022 (with such amendment coming into effect on August 1, 2022). The App Provisions sets forth the applicable requirements applicable to App information service providers and App Store service providers. CAC and its local branches shall be responsible for the supervision and administration of nationwide and local App information respectively.

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

Regulations Related to Consumer Protection

According to Law of the PRC on the Protection of Consumer Rights and Interests, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993 and most recently amended on October 25, 2013, in providing goods or services to consumers, business operators shall fulfill their obligations in accordance with this law and other applicable laws and regulations. Business operators shall fulfill their obligations as agreed with consumers, provided that the agreements with consumers are not in violation of any laws or regulations. In providing goods or services to consumers, business operators shall adhere to social morality, operate business in good faith, and protect the lawful rights and interests of consumers, and shall neither set unfair or unreasonable trading conditions nor force consumers into any transactions. Business operators shall provide consumers with true and complete information regarding the quality, performance, use, and service life or expiration date, among others, of goods and services provided, and shall not conduct any false or misleading promotion. Business operators shall provide true and definitive answers to questions from consumers regarding the quality and use instructions of the goods and services they provide. Business operators shall clearly indicate the price of the goods and services they provide.

Regulations Related to Advertising

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the People’s Republic of China, which became effective on September 1, 2015 and most recently amended on April 29, 2021. The advertising law requires that advertisers, advertising operators and advertisement publishers shall abide by the laws and administrative regulations, and the principles of fairness and good faith while engaging in advertising activities.

The Measures for the Administration of Internet Advertising, regulating the internet-based advertising activities, were adopted by the State Administration for Market Regulation on February 25, 2023 and became effective on May 1, 2023. According to these measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in emails without permission. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons, (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization, or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. NaaS is subject to the foregoing regulations on advertising to the extent it helps charging stations attract traffic including as part of its mobility connectivity services.

Regulations Related to Internet Information Security and Privacy And Protection

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress enacted the Decisions on Maintaining Internet Security on December 28, 2000 as amended on August 27, 2009, which imposes criminal liabilities for any act taken to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) disseminate false commercial information; or (v) infringe on intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of internet in ways which, among other things, result in a leakage of state secrets or a dissemination of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and its local branches may shut down its websites and suggest to the competent authority to revoke its operating license if necessary.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIT on December 29, 2011 and taking effect on March 15, 2012, an internet information service provider must not collect any personal information from any of its users or provide any such information to third parties without the consent of such user, unless otherwise provided by laws or regulations. Internet information service providers must expressly inform the users of the method for and purpose of the collection and processing of such user’s personal information and the content of the personal information so collected and processed, and should only collect or use such information to the extent necessary for the provision of its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or possible leak of such personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology on July 16, 2013, any collection and use of a user’s personal information must be subject to the consent of the user, adhere to the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the unauthorized disclosure, damage or loss of any personal information collected.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the PRC Cyber Security Law, which took effect on June 1, 2017. The Cybersecurity Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, and protect the lawful rights and interests of citizens, legal persons and other organizations. Pursuant to the Cybersecurity Law, a network operator, which includes, among others, internet information services providers, must take technical measures and other necessary measures in accordance with applicable laws and regulations as well as mandatory requirements of national and industrial standards to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law reaffirms the basic principles and requirements as specified in then existing laws and regulations related to personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and the requirements that internet service providers should take technical and other necessary measures to ensure the security the personal information they have collected and prevent such personal information from being divulged, damaged or lost. Any violation of the Cybersecurity Law could subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, shutdown of websites as well as criminal liabilities.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages App operators to conduct security certifications, and encourages search engines and App stores to clearly mark and recommend those certified apps.

On November 28, 2019, CAC, Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which describes six types of illegal collection and usage of personal information, including “the failure to publish rules relating to the collection and usage of personal information”, “the failure to provide privacy rules”, and “the collection or use of personal information without consent”.

On May 28, 2020, the National People’s Congress adopted the PRC Civil Code which became effective on January 1, 2021. According to the Civil Code, individuals have the right of privacy. No organization or individual shall process any individual’s private information or infringe on an individual’s right of privacy, unless otherwise prescribed by law or with the consent of such individual or such individual’s guardian. The Civil Code also offers protection to personal information and provides that the processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor must not divulge or falsify the personal information collected and stored by it, or provide the personal information of an individual to others without the consent of such individual. On March 12, 2021, CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which came into effect on May 1, 2021. According to these rules, mobile App operators shall not deny a user’ access to the basic functions and services of an App on the basis that such user refuses to provide his or her personal information which is not necessary for such use. These rules further stipulates the scopes of necessary personal information for different types of mobile Apps.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law sets out a national data security review system, under which data processing activities that affect or may affect national security are subject to review. In addition, it clarifies the obligations to protect data security applicable to organizations and individuals who carry out data activities and discharges data security protection responsibilities. Data processors shall establish and improve a whole-process data security management system in accordance with the provisions of laws and regulations, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. If the processing of any organization or personal data violate the Data Security Law, the responsible party shall bear the corresponding civil, administrative or criminal liabilities.

On July 30, 2021, the State Council promulgated the Regulation on Protecting the Security of Critical Information Infrastructure, effective on September 1, 2021. According to these regulations, “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as, among others, public communications and information services, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities as well as the supervisory and administrative authorities of the aforementioned important industries and sectors will be responsible for (i) organizing for the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the operators so identified and the public security department of the State Council of the results of identification. As of the date of this annual report, NaaS has not received any notification from any PRC governmental authority that it is operating any “critical information infrastructure.”

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the purpose of the processing activity, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the purpose of the processing activity to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to different rules on consent requirement, transfer, and security. Entities that process personal information shall bear responsibilities for the activities they conduct relating to such personal information, and shall adopt necessary measures to safeguard the security of the personal information that they process. Otherwise, such entities could be ordered to correct, suspend or terminate the provision of their services, and face confiscation of illegal income, fines or other penalties.

On November 14, 2021, CAC published a discussion draft of the Data Security Regulations, which provides that the undertaking of the following activities shall be subject to a cybersecurity review: (i) the merger, reorganization or separation of network platform operators that have gathered and mastered a large number of data resources related to national security, economic development or public interests affects, which may affect national security; (ii) overseas listing of data processors processing the personal information of over one million users; (iii) the listing in Hong Kong of data processors processing conducting data processing activities which affect or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also provides that operators of large internet platforms that set up headquarters, operation centers or research and development centers overseas shall report to the national cyberspace administration and other competent authorities. The Draft Data Security Regulations also states that data processors processing important data or listing overseas shall conduct an annual data security assessment by themselves or by engaging a data security service institution, and shall submit the assessment report of a given year to the CAC municipal office before January 31, of the following year. In addition, the Draft Data Security Regulations also requires network platform operators to enact platform rules, privacy policies and algorithm strategies related to data, and to solicit public comments on their official websites for no less than 30 working days when they formulate such platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments thereto that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by CAC and submitted to the CAC provincial office for approval. As of the date of this annual report, the draft Administrative Regulation on Network Data Security has not come into effect.

On December 31, 2021, CAC together with other regulatory authorities published the Administrative Provisions on Algorithm Recommendation for Internet Information Services, which took effect on March 1, 2022. The Administrative Provisions on Algorithm Recommendation for Internet Information Services provides, among others, that algorithm recommendation service providers shall (i) establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose rules for algorithm recommendation services, and employ appropriate professional staff and technical support considering the scale of the algorithm recommendation service provided; (ii) regularly review, evaluate and verify the principle, models, data and application results of algorithm mechanisms, (iii) strengthen information security management, establish and improve a feature database for the identification of illegal inappropriate information, and improve entry standards, rules and procedures; (iv) strengthen the management of user models and user labels, and improve the rules on points of interest recorded into user models and user label management, and refrain from recording illegal or harmful keywords information into the points of interest of users or use them as user labels to push information.

On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures. The Cybersecurity Review Measures provides that: (i) network platform operators that are engaged in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review; (ii) CSRC is one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) network platform operators that possess personal information of more than one million users and seeking to be listed overseas shall file for a cybersecurity review with the Cybersecurity Review Office; and (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties, and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. The distinction made under the discussion draft of the Draft Data Security Regulations between “listing overseas” and “listing abroad” further clarifies that the obligations to proactively apply for cybersecurity review by an entity seeking listing in a foreign country.

Regulations Related to Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law most recently amended in 2018 and the Foreign Investment Law. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Intellectual Property

Patent

Patents in China are principally protected under the PRC Patent Law which was most recently amended on October 17, 2020 (which amendment came into effect on June 1, 2021). The duration of the invention patent right shall be 20 years, and the term shall be 10 years for utility models patent right and 15 years for designs patent right, all commencing from the application date thereof.

Copyright

Copyright in China, including copyrighted software, is principally protected under the PRC Copyright Law, which was most recently amended on November 11, 2020 and with such amendment coming into effect on June 1, 2021, and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which was most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the PRC Trademark Law promulgated on August 23, 1982 and amended on April 23, 2019 and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for 10 years, unless otherwise revoked.

Domain Name

Domain names are protected under the Measures for the Administration of Internet Domain Names which was promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and took effect on November 1, 2017. Domain name registrations are handled through domain name service agencies established under applicable regulations, and applicants become domain name holders upon successful registration.

Regulations Related to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration for Foreign Exchange of China, or SAFE, and other PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branches. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise provided by laws and regulations, PRC companies may repatriate foreign currency payments received from overseas or retain the same overseas. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaging in the settlement and sale of foreign exchange pursuant to applicable rules and regulations in China.

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

In March 30, 2015, SAFE promulgated the Circular of SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in China to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises.

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

Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75, which became effective on November 1, 2005, domestic residents, including domestic individuals and domestic companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or Overseas SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company.

On July 4, 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Round-tripping by Chinese Residents through Special Purpose Vehicles, or SAFE Circular 37, which replaced SAFE Circular 75, for the purpose of simplifying the approval process and promoting cross-border investments. SAFE Circular 37 supersedes SAFE Circular 75 and revises and regulates matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, a domestic resident must register with the local SAFE branch before he or she contributes assets or equity interests in an Overseas SPV that is directly established or indirectly controlled by the domestic resident for the purpose of conducting investment or financing. In addition, in the event of any change of basic information of the Overseas SPV such as the individual shareholder, name, operation term, etc., or if there is any capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete the change of foreign exchange registration procedures for offshore investment. According to the procedural guideline as attached to SAFE Circular 37, the principle of review has been changed to “the domestic individual resident shall only register the Overseas SPV directly established or controlled (first level).”

At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration Over Round-trip Investment with respect to the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment to SAFE Circular 37. Under applicable rules, failure to comply with the registration procedures set out in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who hold any shares in the company from time to time are required to register with SAFE in connection with their investments in the company.

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

Regulations Related to Tax

Enterprise Income Tax

The PRC Law on Enterprise Income Tax and The Regulations for the Implementation of the Law on Enterprise Income Tax, collectively, the EIT Laws, were promulgated on March 16, 2007 and December 6, 2007, respectively, and were most recently amended on December 29, 2018 and April 23, 2019, respectively. According to the EIT Laws, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within China. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the EIT Laws and implementing regulations, a uniform enterprise income tax, or EIT, rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment institutions or premises in China but there is no actual relationship between the income derived in China and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside China.

Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as the PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which was promulgated by the State Taxation Administration on April 22, 2009 and amended on January 29, 2014 and December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within China.

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

The EIT Laws permit certain High and New Technologies Enterprises to enjoy a reduced 15% EIT rate subject to these High and New Technologies Enterprises meeting certain qualification criteria. In addition, EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years, while entities qualifying as key software enterprises can enjoy a preferential EIT rate of 10%.

The Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, was issued by the State Taxation Administration on February 3, 2015 and most recently amended pursuant to the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, which was issued by the State Taxation Administration on October 17, 2017 (which amendment became effective on December 1, 2017). Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of EIT in China. As a result, gains derived from an indirect transfer may be subject to EIT in China. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its EIT filing, and would consequently be subject to EIT in China at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, an BIT rate at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation of Bulletin 7.

VAT and Business Tax

Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenue generated from providing services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by tax authorities.

In November 2011, the Ministry of Finance and SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, the Ministry of Finance and SAT promulgated five circulars to further expand the scope of services that are to be subject to value-added tax, or VAT, instead of business tax. Pursuant to these tax rules, from August 1, 2013, VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of PRC on Value Added Tax to reflect the normalization of the pilot program. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

On April 4, 2018, the Ministry of Finance and SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the notice, starting from May 1, 2018, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively.

On March 20, 2019, the Ministry of Finance, SAT and the General Administration of Customs issued the Announcement on Policies for Deepening the VAT Reform, which came into effect in April 2019, to further reduce VAT rates. According to the announcement, (1) for general VAT payers’ sales activities or imports previously subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (2) for agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (3) for agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (4) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (5) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.

Regulations Related to Employment and Social Welfare

The Labor Contract Law

According to the Labor Law of China promulgated on July 5, 1994 and most recently amended on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide laborers with a safe workplace and sanitation conditions which are in compliance with state stipulations and articles of labor protection. The PRC Labor Contract Law, which took effect on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and laborers. Enterprises and institutions are prohibited from compelling laborers to work beyond specified time limit and employers shall pay laborers for overtime work in accordance with laws and regulations. In addition, labor wages shall not be lower than the local minimum wages and shall be paid to laborers in a timely manner.

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

In accordance with the Regulations on the Management of Housing Funds which were promulgated by the State Council on April 3, 1999 and most recently amended on March 24, 2019, enterprises must register at the competent managing center for housing funds and upon the examination by such managing center of housing funds, such enterprises shall complete procedures for the opening of an account at the bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

Regulations Related to M&A and Overseas Listing

On 8 August 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on 8 September 2006 and was revised on 22 June 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also requires that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

Regulations Related to Strictly Combating Illegal Securities Activities

On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. It emphasizes the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the establishment of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

Regulations Related to Securities Offering and Listing Overseas

On February 17, 2023, CSRC published the Overseas Listing Measures which took effect on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The Overseas Listing Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 CSRC also published the Notice on Overseas Listing Measures. According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures became effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it subsequently seeks to conduct a follow-on offering.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

D. Property, Plants and Equipment

We leased all of our properties as of December 31, 2023. The table below contains a summary of our properties as of December 31, 2023:

Location	Space (square meters)	Use	Lease Term

Room 332, 3rd Floor, Building A, Jindi Cultural and Creative Center, No. 18 Beihuayuan Village, Gaobeidian Township, Chaoyang District, Beijing	186m2	Office	1 year from April 10, 2022

708, 7th Floor, Block B, Xinhua World Communication Center, Zhoujiajing, Guanzhuang, Chaoyang District, Beijing	312m2	Office	2 year from March 20, 2023

2&3/F, Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing	2,400m2	Office	5 years from November 9, 2020

Room 1704-1703, No. 55-56, Lane 21, Pusan Road, Pudong New Area, Shanghai	450m2	Office	16 months from March 10,2023

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

We implemented certain changes to align income statement presentation more closely with the manner in which our management currently receives and uses financial information to evaluate business performance following the expansion of our business lines, extension of our services to a broader range of energy asset owners, including EV charging stations, PV and energy asset owners, and recent acquisitions. We retrospectively reclassified the presentation of the income statement information for prior periods to conform to the current period presentation. The change in presentation involved the recategorization of revenues from mobility connectivity services and from full station operation model to charging services revenue; the inclusion of revenues from EPC services, hardware procurement, station upgrade and maintenance services to energy solutions revenue; and the reclassification of income from electricity procurement, non-charging services such as food and beverage and online advertising, virtual power plant and charging robots to new initiatives revenue. These changes have no material impact on our previously reported consolidated net revenues, net income or net income per share.

A. Operating Results

Key Factors Affecting Our Results of Operations

Our business and operating results are affected by the general factors that impact our total addressable market, including, among others, the overall economic growth in China and globally, regulatory, tax and geopolitical environments, and the competitive landscape for EV charging services and energy solutions. Unfavorable changes in any of these general factors could materially and adversely affect the demand for our products and services and our results of operations.

While our business is influenced by these general factors, we believe our results of operations are more directly affected by specific factors that include the following.

Growth in EV Adoption

Our revenue growth is directly tied to the charging volume completed through its network and heavily dependent on the number of passenger and commercial EVs sold, which we believe drives the demand for charging infrastructure. The market for EVs is rapidly evolving in China. Although China is currently one of the world’s major automotive markets, there is no guarantee of such future demand and there have been fluctuations in terms of year-over-year growth in sales volume for passenger vehicles in general as well as for EVs. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles such as in terms of their features and prices; volatility in the cost of oil and gasoline; concerns regarding the stability of the electrical grid; the decline of EV battery’s ability to hold a charge over time; availability of services for EVs and particularly of EV charging infrastructure; consumers’ perception about the convenience and cost of charging EVs; increases in fuel efficiency; and willingness and ability of end-users to spend on new EVs. In addition, macroeconomic factors, including broader economic condition and governmental mandates and incentives, could impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. Further, geopolitical factors such as the conflict between Ukraine and Russia have impacted and may continue to impact the global automotive supply chain and reduce the manufacturing of automobiles, including EVs. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption or manufacturing rates, our financial condition and results of operations would be negatively impacted and such impact may be material.

Competition

The EV charging service and energy solution industries are highly competitive, and these markets are expected to become increasingly competitive. We compete on the comprehensiveness of the range of services and solutions offered to charging stations, energy asset owners and end-users as well as on the quality, performance, features, and prices of the products and services. New demands and preferences continue to emerge from industry participants, and in particular from charging stations, energy asset owners and end-users. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. We will be tested on our ability to forecast and meet shifts in the market and our ability to adapt product and service offerings in a timely manner. If our market share decreases due to increased competition, our financial condition and results of operations in the future may be negatively impacted.

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

Impact of New Solution Releases and Investments in Growth

As we introduce new services and solutions, our cash flow and margin may be initially negatively impacted by launch costs and lower volumes and due to additional cash support required. In addition, we may accelerate our expenditures where we see growth opportunities, which may impact our cash flow and margin until initial cash support and upfront costs and inefficiencies are absorbed and normalized operations are achieved. We also continually evaluate and may adjust our expenditures and cash requirements based on our launch plans for new services and solutions, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects.

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

Key Components of Results of Operations

Revenues

Our revenues are generated across various revenue streams. The following table sets forth the components of our revenues, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the year ended December 31,
	2021		2022		2023
	RMB’000%		RMB’000%		RMB’000	US$’000%
Charging services revenues	29,607	88.5	82,590	89.0	129,107	18,184	40.3
Energy solutions revenues	2,989	8.9	8,115	8.7	187,260	26,375	58.5
New initiatives revenues	857	2.6	2,109	2.3	3,711	523	1.2

Revenues	33,453	100.0	92,814	100.0	320,078	45,082	100.0

Charging Services Revenues. We primarily generate revenues from the provision of mobility connectivity solutions to EV charging stations and the provision of charging services at charging stations that we operate under our full station operation model. Our mobility connectivity solutions include mobility services delivered in conjunction with Kuaidian, our partnered platform that is operated by a third-party service provider, and SaaS products that optimize the marketing, operations and energy efficiency of charging stations connected to NaaS’s network.

Energy Solutions Revenues. We generate revenues from the provision of integrated charging facilities and energy storage solutions that cover the planning, deployment, production and optimization of EV charging, renewable energy and energy storage systems for energy asset owners.

New Initiatives Revenues. We generate revenues from electricity procurement services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations, PV and energy storage assets.

Cost of Revenues

The following table sets forth the principal components of cost of revenues by absolute amount and as a percentage of total revenues for the periods presented.

	For the year ended December 31,
	2021		2022		2023
	RMB’000%		RMB’000%		RMB’000	US$’000%
Cost of revenues:
Cost of charging services	29,160	87.1	86,428	93.2	84,223	11,863	26.4
Cost of energy solutions	—	—	—	—	146,401	20,620	45.7
Cost of new initiatives	427	1.3	219	0.2	695	98	0.2

Total cost of revenues	29,587	88.4	86,647	93.4	231,319	32,581	72.3

Cost of Charging Services. Cost of charging services primarily consists of operating costs of charging stations, technical service fees and electricity costs.

Cost of Energy Solutions. Cost of energy solutions primarily consists of direct labour costs, hardware procurement costs, and daily operation costs.

Cost of New Initiatives. Cost of new initiatives mainly represents costs of materials and services incurred for the delivery of services to enhance the efficiency and profitability of energy assets including charging stations, PV and energy storage assets.

Operating Expenses

The following table sets forth the components of operating expenses, both in absolute amount and as a percentage of total revenues, for the periods presented.

	For the year ended December 31,
	2021		2022		2023
	RMB’000%		RMB’000%		RMB’000	US$’000%
Operating expenses:
Selling and marketing expenses	193,340	578.0	241,430	206.1	446,708	62,918	139.6
Administrative expenses	34,458	103.0	2,195,981	2,366.0	669,837	94,345	209.3
Research and development expenses	30,253	90.4	36,557	39.4	63,050	8,880	19.7

Total operating expenses	258,051	771.4	2,473,968	2,665.5	1,179,595	166,143	368.6

Selling and marketing expenses. Selling and marketing expenses primarily consist of market incentives for charging service, costs of related personnel and advertising expenses. Market incentives for charging service represent incentives through platform (in the form of discounts and promotions) granted to end-users. The incentives granted to end-users include base incentives and excess incentives, with base incentives being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, and excess incentives being the amount of payments made to end-users that exceed the amount of commission fees we earned from charging stations on a transaction basis. The excess incentives are included in selling and marketing expenses.

Administrative expenses. Administrative expenses mainly comprise staff costs for employees involved in general corporate functions, impairment loss, professional service fees, as well as other general and administrative expenses.

Research and development expenses. Research and development expenses primarily consist of salaries and benefits for technology and product development personnel.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands.

Hong Kong

Our subsidiary in Hong Kong is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. Foreign-derived income is exempted from income tax. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

Mainland China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, which was most recently amended on December 29, 2018, a statutory enterprise income tax rate of 25% is applicable to foreign investment enterprises and domestic companies, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Our principal operating subsidiaries in mainland China were subject to enterprise income tax at a rate of 25% in 2023.

We are subject to VAT, at rates from 3% to 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

Notwithstanding the foregoing, if our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law and its implementation rules, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC “resident enterprise” status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”

Results of Operations

The following table sets forth the results of operations with line items in absolute amount and as a percentage of revenues for the periods indicated. The results of operations in any period are not necessarily indicative of our future trends.

	For the year ended December 31,
	2021		2022		2023
	RMB’000%		RMB’000%		RMB’000	US$’000%
Charging services revenues	29,607	88.5	82,590	89.0	129,107	18,184	40.3
Energy solutions revenues	2,989	8.9	8,115	8.7	187,260	26,375	58.5
New initiatives revenues	857	2.6	2,109	2.3	3,711	523	1.2
Total revenues	33,453	100.0	92,814	100.0	320,078	45,082	100.0
Cost of revenues	(29,587)	(88.4)	(86,647)	(93.4)	(231,319)	(32,581)	(72.3)
Gross profit	3,866	11.6	6,167	6.6	88,759	12,501	27.7
Operating expenses
Selling and marketing expenses	(193,340)	(578.0)	(241,430)	(260.1)	(446,708)	(62,918)	(139.6)
Administrative expenses	(34,458)	(103.0)	(2,195,981)	(2,366.0)	(669,837)	(94,345)	(209.3)
Research and development expenses	(30,253)	(90.4)	(36,557)	(39.4)	(63,050)	(8,880)	(19.7)

Total operating expenses	(258,051)	(771.4)	(2,473,968)	(2,665.5)	(1,179,595)	(166,143)	(368.6)

Other gains/(losses), net	138	0.4	7,317	7.9	24,471	3,447	7.6
Operating loss	(254,047)	(759.4)	(2,460,484)	(2,651.0)	(1,066,365)	(150,195)	(333.2)
Fair value changes of convertible instruments	—	—	(3,158,498)	(3,403.0)	(116,520)	(16,411)	(36.4)
Fair value changes of financial instruments at fair value through profit or loss	—	—	1,753	1.9	(87,519)	(12,327)	(27.3)
Finance costs	(1,097)	(3.3)	(10,275)	(11.1)	(32,960)	(4,642)	(10.3)

Loss before income tax	(255,144)	(762.7)	(5,627,504)	(6,063.2)	(1,303,364)	(183,575)	(407.2)
Income tax expenses	(5,318)	(15.9)	(9,861)	(10.6)	(3,786)	(533)	(1.2)

Net loss for the year	(260,462)	(778.6)	(5,637,365)	(6,073.8)	(1,307,150)	(184,108)	(408.4)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total revenues increased from RMB92.8 million in 2022 to RMB320.1 million (US$45.1 million) in 2023.

Charging Services. Charging services revenues increased from RMB82.6 million in 2022 to RMB129.1 million (US$18.2 million) in 2023. The increase was primarily attributable to the expansion of our charging network in 2023. We offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of our network. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB323.8 million (US$45.6 million) in 2023.

Energy Solutions. Energy solutions revenues increased from RMB8.1 million in 2022 to RMB187.3 million (US$26.4 million) in 2023. The increase reflects our new strategic focus on the delivery of our energy solutions and was primarily driven by the initial phase of the Anji Green and Low-carbon Supply Chain Construction Project in Anji County, Zhejiang Province, and our acquisition of a majority stake in Sinopower Holdings International Co. Limited in June 2023. We may not be able to maintain a similar rate of growth, which is a risk often shared by companies with limited operating histories participating in rapidly evolving industries with intense competition. See “Risk Factors—Risks Related to Our Business and Industry—We face intense competition, including from a number of companies in China, and expect to face significant competition in the future.”

New Initiatives. Revenues derived from new initiatives increased from RMB2.1 million in 2022 to RMB3.7 million (US$0.5 million) in 2023, as we continued to launch new initiatives to expand its market offerings.

Cost of revenues

Cost of Charging Services. Cost of charging services remained relatively unchanged at RMB84.2 million (US$11.9 million) in 2023 compared to RMB86.4 million in 2022.

Cost of Energy Solutions. Cost of energy solutions increased from nil in 2022 to RMB146.4 million in 2023, primarily driven by costs incurred for the delivery of on-going energy solution projects, especially photovoltaic projects and engineering procurement construction projects, that provide renewable energy generation, energy management and energy storage solutions.

Cost of New Initiatives. Cost of new initiatives increased from RMB0.2 million in 2022 to RMB0.7 million (US$98 thousand) in 2023, primarily due to an increase in operating cost of our non-charging services as a result of business expansion.

Operating expenses

Operating expenses decreased from RMB2,474.0 million in 2022 to RMB1,179.6 million (US$166.1 million) in 2023. The difference was mainly due to the incurrence of RMB1,912.7 million of equity-settled listing costs in connection with the Mergers in 2022, and the increase in labor costs in the amount of RMB313.0 million in 2023.

Selling and marketing expenses. Selling and marketing expenses increased from RMB241.4 million in 2022 to RMB446.7 million (US$62.9 million) in 2023, primarily due to (i) an increase of RMB110.7 million in the amount of incentives granted to users, and (ii) an increase of RMB73.9 million in salaries, bonuses and share-based compensation given to our key employees as a result of our business expansion. The excess incentives, being the amount of payments made to end-users that exceed the amount of commission fees we earned from charging stations on a transaction basis, were included in selling and marketing expenses and amounted to RMB224.5 million (US$31.6 million) in 2023.

Administrative expenses. Administrative expenses decreased from RMB2,196.0 million in 2022 to RMB669.8 million (US$94.3 million) in 2023. The difference is primarily attributable to (i) the incurrence of RMB1,912.7 million of equity-settled listing costs in connection with the Mergers in 2022, (ii) an increase of RMB217.3 million in salaries, bonuses and share-based compensation given to our key employees as a result of our business expansion, and (iii) an increase in professional service fees in the amount of RMB69.5 million as we completed a number of investment and financing projects.

Research and development expenses. Research and development expenses increased from RMB36.6 million in 2022 to RMB63.1 million (US$8.9 million) in 2023, primarily due to an expansion in our research and development efforts.

Fair value changes of convertible instruments

We recorded a loss of RMB3,158.5 million as fair value changes of convertible instruments in 2022 compared to a loss of RMB116.5 million (US$16.4 million) in 2023. The loss in 2022 related to convertible preferred shares that were converted to ordinary shares in 2022 and the loss in 2023 related to convertible notes issued in 2023.

Fair value changes of financial instruments at fair value through profit or loss

Our fair value changes of financial instruments at fair value through profit or loss were RMB1.8 million in the positive in 2022 compared to RMB87.5 million (US$12.3 million) in the negative in 2023. The change was primarily attributable to the unrealized fair value remeasurement of certain financial assets at fair value through profit or loss which we issued in 2023.

Finance costs

Finance costs were RMB33.0 million (US$4.6 million) in 2023 as compared with finance costs of RMB10.3 million in 2022. The increase was primarily attributable to an increase in interest expense as a result of increasing borrowings and lease liabilities.

Income tax expenses

Income tax expenses were RMB3.8 million (US$0.5 million) for 2023, compared with income tax expenses of RMB9.9 million for 2022.

Net loss for the year

As a result of the foregoing, loss for the year of RMB1,307.2 million (US$184.1 million) was recorded in 2023, compared to loss of RMB5,637.4 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Total revenues increased from RMB33.5 million in 2021 to RMB92.8 million in 2022.

Charging Services. Charging service revenues increased from RMB29.6 million in 2021 to RMB82.6 million in 2022. The increase was primarily attributable to an overall increase of charging volume completed through our network which was in turn driven by the expansion of our charging network. We offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of our network. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB139.6 million and RMB206.6 million for the years ended December 31, 2021 and 2022, respectively.

Energy Solutions. Energy solutions revenues increased from RMB3.0 million in 2021 to RMB8.1 million in 2022. The increase was primarily driven by the expansion of hardware procurement business in 2022.

New Initiatives. Revenues derived from new initiatives increased from RMB0.9 million in 2021 to RMB2.1 million in 2022, primarily due to the growth of non-charging services and online advertisement business.

Cost of revenues

Cost of Charging Services. Cost of charging services increased from RMB29.2 million in 2021 to RMB86.4 million in 2022, primarily due to the increase in the operating costs of charging stations and technical service fees.

Cost of Energy Solutions. Cost of energy solutions was nil in 2021 and 2022.

Cost of New initiatives. Cost of new initiatives decreased from RMB0.4 million in 2021 to RMB0.2 million in 2022.

Operating expenses

Operating expenses increased significantly from RMB258.1 million in 2021 to RMB2,474.0 million in 2022. The significant increase was mainly due to the recording of RMB1,912.7 million of equity-settled listing costs in connection with the Mergers and RMB213.8 million of share-based compensation expenses in 2022.

Selling and marketing expenses. Selling and marketing expenses increased from RMB193.3 million in 2021 to RMB241.4 million in 2022, primarily due to (i) an increase in user acquisition costs through short video platforms by RMB14.7 million, and (ii) an increase in share-based personnel costs of RMB23.9 million. The excess incentives, being the amount of payments made to end-users that exceed the amount of commission fees we earned from charging stations on a transaction basis, were included in selling and marketing expenses and amounted to RMB120.5 million in 2022.

Administrative expenses. Administrative expenses increased from RMB34.5 million in 2021 to RMB2,196.0 million in 2022. The significant increase was mainly due to the recording of RMB1,912.7 million of equity-settled listing costs which in connection with the Mergers, and a total of RMB170.1 million of share-based compensation expenses. Besides, professional service fee also increased by RMB29.0 million in connection with the Mergers.

Research and development expenses. Research and development expenses increased from RMB30.3 million in 2021 to RMB36.6 million in 2022.

Finance costs

Finance costs were RMB10.3 million in 2022 as compared with finance costs of RMB1.1 million in 2021. The increase of finance costs was primarily attributable to our spending on financing activities.

Income tax expenses

Income tax expenses increased from RMB5.3 million in 2021 to RMB9.9 million in 2022, which was primarily due to the increase of income tax surcharges.

Net loss for the year

As a result of the foregoing, loss for the year of RMB5,637.4 million was recorded in 2022, compared to loss of RMB260.5 million in 2021.

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

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of cash flows for the periods presented:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000	US$’000
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(219,114)	(580,696)	(565,243)	(79,613)
Net cash used in investing activities	(5,606)	(161,335)	(339,610)	(47,835)
Net cash generated from financing activities	229,544	1,246,893	827,744	116,587

Net increase in cash, cash equivalents, and restricted cash	4,824	504,862	(77,109)	(10,861)
Cash, cash equivalents, and restricted cash at beginning of the year	3,665	8,489	513,351	72,304
Cash, cash equivalents, and restricted cash at the end of the year	8,489	513,351	436,242	61,443

To date, we have financed our operating and investing activities mainly through cash generated from operating activities, and debt and equity financing activities. As of December 31, 2023, we had RMB436.2 million (US$61.4 million) in cash and cash equivalents, of which 47.7% were held in RMB.

We issued and sold a total of 57,570,524 newly issued Class A ordinary shares of the Company to a certain institutional investor on December 12, 2022, at a price of US$0.5211 per ordinary share, based on the volume-weighted average traded price of our ADSs on Nasdaq for the 30 consecutive trading days immediately preceding the date of the subscription agreement (adjusted to account for the 1:10 ADS-to-share ratio), for a total purchase price of US$30 million. In May 2023, we completed a registered direct offering of US$21 million to certain investors whereby the investors subscribed for and purchased from us a total of 3,500,000 ADSs. In November 2023, we issued a total of 6,600,000 ADSs in a registered direct offering to certain investors at a total consideration of approximately US$16 million. We issued a US$30 million convertible bond to LMR Multi-Strategy Master Fund Limited, an affiliate of LMR Partners Limited, in July 2023, and then another US$40 million convertible bond to the same entity in September 2023. In the event that the entire principal amount of the July 2023 LMR Convertible Note is fully converted prior to its maturity date, we agree to further issue and sell, and LMR Multi-Strategy Master Fund Limited agrees to purchase, an additional note in the principal amount of US$25,000,000 at the issue price of US$25,000,000 with substantially similar terms as the July 2023 LMR Convertible Note. During the year ended December 31, 2023, we utilized bank borrowings in the amount of 380.3 million, and we had unutilized borrowing facilities totalling RMB12.5 million as of December 31, 2023. In March 2024, we completed the registered direct offering to certain institutional investors of 4,761,905 ADSs together with the Investor Warrants to purchase up to 4,761,905 ADSs at a combined purchase price of US$1.26 per ADS and accompanying Investor Warrant for total gross proceeds of approximately US$6 million, before deducting commissions and other estimated offering expenses. We also issued the FA Warrants to initially purchase up to 238,095 ADSs to a financial advisor in connection with this registered direct offering. The Investor Warrants and FA Warrants are all outstanding as of the date of this annual report.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Operating activities

Net cash used in operating activities was RMB565.2 million (US$79.6 million) in 2023, which was primarily attributable to a loss before income tax of RMB1,303.4 million (US$183.6 million), adjusted for certain non-cash items consisting primarily of (i) share based payment for employee benefit of RMB399.1 million (US$56.2 million), (ii) fair value change through profit or loss of RMB204.0 million (US$28.7 million), (iii) impairment loss on financial assets and other items under expected credit loss model of RMB74.7 million (US$10.5 million), provision for inventories loss of RMB14.4 million (US$2.0 million) and interest expense of RMB33.0 million (US$4.6 million). The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in prepayments, other receivables and other assets of RMB168.4 million (US$23.7 million), (ii) an increase in trade receivables and contract assets of RMB66.5 million (US$9.4 million) and (iii) an increase in inventories of RMB36.8 million (US$5.2 million), partially offset by an increase in trade and other payables of RMB220.9 million (US$31.1 million) and an increase in contract liabilities of RMB56.1 million (US$7.9 million).

Net cash used in operating activities was RMB580.7 million in 2022, which was primarily attributable to a loss before income tax of RMB5,627.5 million, adjusted for certain non-cash items consisting primarily of (i) fair value change through profit or loss of RMB3,156.7 million, (ii) equity-settled listing cost of RMB1,912.7 million, (iii) share based payment for employee benefit of RMB213.8 million, (iv) interest expense of RMB10.2 million, and (v) depreciation of right of use asset of RMB9.2 million. The adjustment for changes in operating assets and liabilities primarily reflected an (i) increase in other receivables, prepayments and other assets of RMB182.4 million, (ii) increase in trade receivables of RMB111.3 million, and (iii) decrease in trade and other payables of RMB7.2 million.

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

To supplement the discussion of operating cashflows above which is based on an indirect method, net cash used in operating activities was RMB565.2 million (US$79.6 million) for the year ended December 31, 2023, representing a decrease of RMB15.5 million (US$2.2 million) from RMB580.7 million for the year ended December 31, 2022. The decrease was mainly attributable to (i) an increase of cash received in advance from energy storage business; (ii) a strategic decrease of cash prepayment to energy asset owners. Net cash used in operating activities was RMB580.7 million for the year ended December 31, 2022, representing an increase of RMB361.6 million from RMB219.1 million for the year ended December 31, 2021. The increase was mainly attributable to (i) an increase of cash payment in advance to energy asset owners, resulted from an overall increase of charging volume completed through NaaS’s network, (ii) an increase in net cash used in the hardware procurement business, and (iii) an increase in payment for professional service fee during the Restructuring.

Investing activities

Net cash used in investing activities was RMB339.6 million (US$47.8 million) in 2023, consisting primarily of RMB298.8 million (US$42.1 million) of net outflow from the purchase and sale of financial instruments and RMB34.0 million (US$4.8 million) of net cash paid for acquisition of a subsidiary, and RMB6.3 million (US$0.9 million) for the purchase of property, plant and equipment and other non-current assets.

Net cash used in investing activities was RMB161.3 million in 2022, consisting primarily of RMB144.2 million for the purchase of financial asset and RMB17.1 million for the purchase of property, plant and equipment.

Net cash used in investing activities was RMB5.6 million in 2021, consisting of RMB5.0 million for the purchase of financial asset at fair value through profit or loss and RMB0.6 million for the purchase of property, plant and equipment.

Financing activities

Net cash generated from financing activities in 2023 was RMB827.7 million (US$116.6 million), consisting primarily of RMB604.8 million (US$85.2 million) of net proceeds received from the issuance of ordinary shares and convertible notes and RMB380.3 million (US$53.6 million) of borrowings from banks, and partially offset by the repayment of borrowings in the amount of RMB143.9 million (US$20.3 million) and payment of interest in the amount of RMB32.2 million (US$4.5 million), RMB7.2 million (US$1.0 million) of payment of lease liabilities and RMB 4.3 million (US$0.6 million) of capital injection from non-controlling interests.

Net cash generated from financing activities in 2022 was RMB1,246.9 million, consisting primarily of RMB556.4 million of issuance of convertible redeemable preferred shares, and RMB212.4 million of issuance of ordinary shares, and RMB503.2 million of borrowing from banks, and partially offset by the payment of interest in the amount of RMB9.5 million and payment of lease liabilities in the amount of RMB6.8 million, and expense for issuance of preferred shares in the amount of RMB8.6 million.

Net cash generated from financing activities in 2021 was RMB229.5 million, consisting primarily of RMB231.6 million of contribution from a shareholder, partially offset by RMB1.9 million of payments of lease liabilities and RMB0.2 million of interests paid.

Capital expenditures

Our capital expenditures are primarily incurred for EPC turnkey projects, energy storage equipment and charging hardware, decoration of new workplace and software for research and development purpose. Our total capital expenditures were RMB17.5 million and RMB26.3 million (US$3.7 million) for the years ended December 31, 2022 and 2023, respectively. We will continue to make capital expenditures in the foreseeable future as we expand our business and continue to invest in technological development.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our operating lease obligations and commitments relating to office buildings and charging stations. We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments to support the growth of its business.

The following table sets forth our contractual obligations as of December 31, 2023.

		Payment Due by Period
	Total	Less Than 1 year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years

		(RMB in thousands)
Lease commitments	19,679	12,327	5,081	2,271	—	—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Holding Company Structure

NaaS Technology Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, NaaS Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NaaS Technology Inc. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or other transfers of any of their net assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require foreign-invested enterprises to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. To the extent cash in our business is in China or in an entity in mainland China, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. As a result, our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business may be materially and adversely affected.

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

In the years ended December 31, 2021, 2022 and 2023, research and development expenses were RMB30.3 million, RMB36.6 million and RMB63.1 million (US$8.9 million). We intend to invest considerable time and expense in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services with continued research and development activities.

We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes.

We regard our trademarks, copyrights, know-how, technologies, domain names, and other intellectual property as critical to our success. As of December 31, 2023, we had 44 issued patents and 206 pending patent applications globally. Our issued patents and patent applications primarily cover charging services, mobile charging devices, and integrated photovoltaics-storage charging station solutions. As of December 31, 2023, we owned 12 copyrights (including copyrights to software products), and 33 registered domain names that are material to our business.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since 2023 that are reasonably likely to have a material adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Measurement of expected credit losses (ECL)

A number of significant judgements are required in applying the accounting requirements for measuring ECL, such as:

•	Determining the segmentation of debtor groups,

•	Selecting appropriate models and assumptions for the measurement of ECL, and

•	Establishing the relative probability weightings of forward-looking factors.

Impairment assessment under ECL for trade receivables and other receivables

We use a provision matrix to calculate ECL for trade receivables and other receivables. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.

At every financial position date, the historical observed default rates are reassessed and changes in the forward-looking information are considered. In addition, trade receivable with significant balances and credit impairment are assessed for ECL individually.

The provision of ECL is sensitive to changes in estimates. The information about the ECL is disclosed in Note 7 of our audited consolidated financial statements included elsewhere herein.

Forward-looking information

In measuring ECL in accordance with IFRS 9, it should consider forward-looking information. The calculation of ECL incorporates forward-looking information through the use of publicly available economic data and forecasts based on assumptions and management judgement to reflect the forward-looking factors and through the use of probability weighted outcomes.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Zhen Dai	45	Chairman of the Board of Directors and Director
Yang Wang	35	Chief Executive Officer and Director
Alex Wu	44	Chief Financial Officer, President and Director
Weilin Sun	48	Director
Guangming Ren	51	Independent Director
Xiaoli Liu	46	Independent Director
Ye Wu	41	Chief Strategy Officer

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

Ye Wu has served as our chief strategy officer since March 2024. Prior to joining NaaS, Ms. Wu served as management partner, head of financial business and integrated solution business at NewLink. Before joining NewLink in April 2020, Ms. Wu worked at Baiqian Financial Leasing Co., Ltd as a senior vice president. She has held multiple senior positions across various leading financial business companies including HuaXia Financial Leasing, Kaixin Auto Holdings, FuHua Group and Toyota Group. Ms. Wu holds a bachelor’s degree in finance from ISG Business School and a master’s degree in financial economics from Oxford University.

B. Compensation

For the year ended December 31, 2023, we paid an aggregate of approximately RMB7.5 million (US$1.1 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to its directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

Upon the consummation of the Mergers, we assumed the then-effective 2022 Share Incentive Plan of NaaS, or the 2022 Share Incentive Plan. Each option to purchase ordinary shares of NaaS that was outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of Class A ordinary shares at a conversion ratio of 32.951 in accordance with the Merger Agreement. All awards under our equity incentive plans that were outstanding immediately prior to the Effective Time were automatically cancelled and extinguished, except that each vested option to purchase ordinary shares that was outstanding immediately prior to the Effective Time was converted into an option to purchase Class A ordinary shares in accordance with the Merger Agreement and is governed by the 2022 Share Incentive Plan (other than the vesting and exercisability terms).

We adopted the New 2022 Share Incentive Plan, or the New 2022 Share Incentive Plan, in September 2022 to replace the 2022 Share Incentive Plan. Outstanding awards under the 2022 Share Incentive Plan remain valid and are governed by, and counted towards the total number of shares available under, the New 2022 Share Incentive Plan.

The Third A&R New 2022 Share Incentive Plan

The New 2022 Share Incentive Plan was adopted to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business.

The New 2022 Share Incentive Plan was amended and restated in June 2023, December 2023, and most recently in May 2024, to increase the number of Class A ordinary shares available for grant of awards under such plan. We refer to the New 2022 Share Incentive Plan as amended and restated as the “Third A&R New 2022 Share Incentive Plan.” The maximum number of Class A ordinary shares available to be issued under the Third A&R New 2022 Share Incentive Plan is initially 644,746,682 and is subject to increase on the first day of each fiscal year from January 1, 2025 by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise decided by our board of directors.

The following paragraphs describe the principal terms of the Third A&R New 2022 Share Incentive Plan.

Types of Awards. The Third A&R New 2022 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or other equity incentive awards pursuant to the authorizations of the administrator under the Third A&R New 2022 Share Incentive Plan.

Plan Administration. Our board of directors or one or more committees consisting of directors appointed by the board of directors or another committee (within its delegated authority) administers the Third A&R New 2022 Share Incentive Plan. The administrator of the Third A&R New 2022 Share Incentive Plan determines, among other things, the eligibility of individuals to receive awards, the type and number of awards to be granted to each eligible individual, and the terms and conditions of each award.

Award Agreement. Each award granted under the Third A&R New 2022 Share Incentive Plan is evidenced by an award agreement that contains such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the United States Internal Revenue Code of 1986, as amended from time to time, or the Code.

Eligibility. We may grant awards to employees, consultants and directors of our company. The general scope of eligible individuals shall be determined by the administrator.

Vesting Schedule. In general, the administrator determines the vesting schedule, if any, which is specified in the award agreement.

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

Transfer Restrictions. Awards may not be transferred in any manner by the holder other than in accordance with the exceptions provided in the Third A&R New 2022 Share Incentive Plan, such as transfers to members of the holder’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the holder’s family and/or charitable institutions, pursuant to such conditions and procedures as the administrator may establish.

Termination and Amendment of the Third A&R New 2022 Share Incentive Plan. Unless terminated earlier, the Third A&R New 2022 Share Incentive Plan has a term of 10 years. The administrator has the authority to terminate, amend or modify the plan.

Share Incentive Grants

The following table summarizes, as of March 31, 2024, the number of ordinary shares underlying outstanding options that we had granted to our directors and executive officers and to other employees and consultants as a group.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Zhen Dai	112,334,243	0.000003	March 18, 2022	March 18, 2032
	891,050	0.01	October 1, 2023	October 1, 2033
Yang Wang	37,443,045	0.000003	March 18, 2022	March 18, 2032
	712,840	0.01	October 1, 2023	October 1, 2033
Alex Wu	8,796,665	0.01	January 13, 2023	January 15, 2033
	10,084,780	0.01	October 1, 2023	October 1, 2033
Weilin Sun	8,903,550	0.000003	February 1, 2022	February 1, 2032
	712,840	0.01	Ocbober 1,2023	October 1,2033
	10,000,000	0.01	January 1,2024	January 1,2034
Guangming Ren	*	*	June 10, 2022	June 10, 2032
Xiaoli Liu	*	*	June 10, 2022	June 10, 2032
Ye Wu	*	0.000003-0.3	Various dates from February 1, 2022 to October 1, 2023	Various dates from February 1, 2032 to October 1, 2023

*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

As of March 31, 2024, other employees and consultants as a group hold options to purchase a total of 60,727,500 ordinary shares.

C. Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Compensation Committee. Our compensation committee consists of Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Xiaoli Liu is the chairperson of our compensation committee. We have determined that Mr. Guangming Ren and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male		Non-Binary	Did Not Disclose Gender
Part I: Gender Identity Directors	1	5		—	—
Part H: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			—
LGBTQ+			—
Did Not Disclose Demographic Background			1

D. Employees

As of December 31, 2023, we had 611 full-time employees and over 116 outsourced personnel recruited through third-party agencies. Details of our full-time employees are set out in the table below:

Function	Number of Employees	Percentage
Business Development	25	4%
Administration	207	34%
Research and development	91	15%
Operating & Marketing	288	47%

Total	611	100%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 2,578,845,893 ordinary shares issued and outstanding as of March 31, 2024, comprising (i) 971,298,121 Class A ordinary shares, excluding Class A ordinary shares issued to JPMorgan Chase Bank, N.A., the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, (ii) 242,662,399 Class B ordinary shares, and (iii) 1,364,885,373 Class C ordinary shares.

Beneficial ownership is determined generally in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by any person listed below and the percentage ownership of such person, all ordinary shares of ours underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2024 are deemed outstanding.

	Amount of Beneficial Ownership
Name and Address of Beneficial Owner	Class A Ordinary Shares+	Class B Ordinary Shares+	Class C Ordinary Shares+	Percent Ownership++	Percent Voting Power+++	Percent Voting Power (Upon Full Distribution by NewLink)++++
Directors and Executive Officers:**
Zhen Dai(1)	33,225,290	242,662,399	—	10.6%	39.9%	52.9%
Yang Wang(2)	33,155,870		37,418,239	2.7%	1.8%	1.5%
Alex Wu	*	—	*	*	*	*
Weilin Sun(3)	19,616,390		29,569,443	1.9%	1.3%	1.1%
Guangming Ren	*	—	—	*	*	*
Xiaoli Liu	*	—	—	*	*	*
Ye Wu	*	—	—	*	*	*
All directors and executive officers as a group	106,297,050	242,662,399	66,987,682	15.89%	42.96%	55.5%
Principal Shareholders:
Entities affiliated with Bain(4)	128,304,160	—	—	5.0%	2.1%	2.8%
Newlinks Technology Limited(5)	—	242,662,399	1,364,885,373	62.3%	84.2%	82.2%
Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.)(6)	253,891,329	—	—	9.9%	4.1%	5.5%

*	Less than 1%
**

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

+

Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

++	A total of 2,578,845,893 ordinary shares are outstanding as of March 31, 2024.
+++

Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. NewLink and Newlinks Envision Limited, a wholly-owned subsidiary of NewLink, directly hold Class B ordinary shares and Class C ordinary shares, with the voting power of all Class B ordinary shares controlled by Mr. Dai and the voting power of Class C ordinary shares controlled by shareholders of NewLink other than Mr. Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in NewLink. This column sets out the voting power percentages on the foregoing basis, prior to NewLink’s distribution of any Class B ordinary shares or Class C ordinary shares to its own shareholders.

++++

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

(1)

Represents (i) the 33,225,290 Class A ordinary shares underlying certain options issued to Mr. Dai which have become vested, and (ii) the 248,888,073 Class B ordinary shares directly or indirectly held by Newlinks Technology Limited based on Zenki Luck Limited’s ownership interest in Newlinks Technology Limited by way of holding 67,126,520 ordinary shares of Newlinks Technology Limited. Zenki Luck Limited is 100% beneficially owned by Mr. Dai. The registered address of Zenki Luck Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(2)

Represents (i) the 33,155,870 Class A ordinary shares underlying certain options issued to Ms. Wang which have become vested, and (ii) a portion of the 1,398,659,699 Class C ordinary shares directly or indirectly held by Newlinks Technology Limited (which Class C ordinary shares are subject to automatic conversion into Class A ordinary shares in certain events as described in the footnote above), based on Young King Luck Holding Limited’s ownership interest in Newlinks Technology Limited by way of holding 9,665,588 ordinary shares of Newlinks Technology Limited. Young King Luck Holding Limited is 100% beneficially owned by Ms. Wang. The registered address of Young King Luck Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)

Represents (i) the 19,616,390 Class A ordinary shares underlying certain options issued to Mr. Sun which have become vested, and (ii) a portion of the 1,398,659,699 Class C ordinary shares directly or indirectly held by Newlinks Technology Limited (which Class C ordinary shares are subject to automatic conversion into Class A ordinary shares in certain events as described in the footnote above), based on Phoenix Sun Luck Tech Limited’s ownership interest in Newlinks Technology Limited by way of holding 7,638,148 ordinary shares of Newlinks Technology Limited. Phoenix Sun Luck Tech Limited is 100% beneficially owned by Mr. Sun. The registered address of Phoenix Sun Luck Tech Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(4)

Represents (i) 109,582,020 Class A ordinary shares held by Bain Capital Rise Education IV Cayman Limited, and (ii) 18,722,140 Class A ordinary shares held by BCPE Nutcracker Cayman, L.P. Bain Capital Rise Education IV Cayman Limited is owned by Bain Capital Asia Integral Investors, L.P., a Cayman Islands limited partnership, or Asia Integral. Bain Capital Investors, LLC, or BCI, a Delaware limited liability company, is the general partner of Asia Integral. BCI is the manager of Bain Capital Investors Asia IV, LLC, a Cayman Islands limited liability company, or Asia IV GP, which is the general partner of Bain Capital Asia Fund IV, L.P., a Cayman Islands exempted limited partnership, or Asia Fund IV, which is the manager of BCPE Nutcracker GP, LLC, a Cayman Islands limited liability company, which is the general partner of BCPE Nutcracker Cayman, L.P. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by Bain Capital Rise Education IV Cayman Limited and BCPE Nutcracker Cayman, L.P. Voting and investment decisions with respect to securities held by Bain Capital Rise Education IV Cayman Limited and BCPE Nutcracker Cayman, L.P. are made by the partners of BCI. The principal business address for each of the foregoing entities is 200 Clarendon Street, Boston, Massachusetts 02116. The above information is based on the Amendment No. 3 to the Schedule 13G jointly filed by Bain Capital Rise Education IV Cayman Limited and BCPE Nutcracker Cayman, L.P. on February 14, 2024. The percentage of total ordinary shares and the percentage of aggregate voting power for Beijing Zhenwei are calculated based on the assumption that its shareholding has not changed since February 14, 2024.

(5)

Represents 37,848,450 Class B ordinary shares and 212,694,390 Class C ordinary shares directly held by NewLink and 204,813,949 Class B ordinary shares and 1,152,190,983 Class C ordinary shares directly held by Newlinks Envision Limited, a wholly-owned subsidiary of NewLink. Directors and executive officers of Newlink beneficially owning more than 1% of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5% of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P.) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(6)

Represents 253,891,329 Class A ordinary shares directly held by Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.), or Beijing Zhenwei. Beijing Zhenwei is a limited liability partnership organized under the laws of the People’s Republic of China and its principal place of business is located at 8/F, 60 Xizhimen North Avenue, Haidian District, Beijing, China. Zhenwei Management is the general partner of Beijing Zhenwei, and has its registered address at 8/F, 60 Xizhimen North Avenue, Haidian District, Beijing, China. The above information is based on Amendment No. 1 to Schedule 13D jointly filed by Beijing Zhenwei and Zhenwei Investment Fund Management Co., Ltd. on March 19, 2024. The percentage of total ordinary shares and the percentage of aggregate voting power for Beijing Zhenwei are calculated based on the assumption that its shareholding has not changed since March 19, 2024.

To our knowledge, as of the date of this annual report, a total of 547,024,459 Class A ordinary shares are held by record holders in the United States, including 547,024,458 Class A ordinary shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program, and 1 Class A ordinary share held by an individual. None of our outstanding Class B ordinary shares or Class C ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Registration Rights Agreement with the Major Shareholder

RISE entered into a Registration Rights Agreement with the Major Shareholder in June 2022 prior to the consummation of the Mergers to provide certain registration rights with respect to 119,372,236 ordinary shares (and any equity securities issued or issuable with respect to such shares) held by the Major Shareholder as of the date of the agreement, or Registrable Securities. This agreement remains effective and binding on us.

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

Related Party Transactions

Immediately prior to the Reorganization, the EV charging service business of NaaS in China was primarily carried out through NewLink and its consolidated entities. NewLink and its consolidated entities provided financial support and services for such business. Pursuant to the Reorganization, NaaS is regarded as continuing operator of such business. NewLink provided financial support and waived RMB27.2 million due from the Company in 2022. The amounts waived were recorded as contribution from shareholder in the respective year.

NewLink granted options to certain of its employees associated with the EV charging service business prior to the Restructuring, which employees were subsequently transferred to NaaS as part of the Restructuring. The share based compensation in 2021, 2022 and 2023 was RMB10.7, RMB18.2 million and RMB5.3 million, respectively, and credited to additional paid in capital accordingly.

NaaS entered into transactions with its directors and executive officers with respect to certain short-term employee benefits. For the years ended December 31, 2021, 2022 and 2023, such short-term employee benefits amounted to RMB1.1 million, RMB2.7 million and RMB7.5 million, respectively.

In 2022, NewLink paid the following amounts on behalf of NaaS: (i) RMB31.1 million as payroll and non-payroll labor expenses; (ii) RMB4.1 million as rental fees; and (iii) RMB18.7 million as other expenses. NaaS paid NewLink a total of RMB26.7 million from January to December 2022. As of December 31, 2022, a total amount of RMB27.2 million was due from NaaS to NewLink and the amount was waived by NewLink by the end of 2022. In addition, expenses of shared service departments, such as the administrative department, before the completion of the Restructuring were borne by NewLink and were not charged to NaaS. In 2023, NewLink paid the following amounts on behalf of the Company (i) RMB42.6 million as payroll and non-payroll labor expenses; (ii) RMB3.2 million as rental fees; and (iii) RMB19.4 million as other expenses. The total amount of RMB65.2 million (2022: RMB53.9 million) was reflected through consolidated statements of profit or loss and other comprehensive loss in 2023.

In 2023, we entered into transactions with certain related parties in the ordinary course of business in connection with our energy solution services. The total value of these transactions was RMB75.2 million (2022: nil).

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

We are a holding company incorporated in the Cayman Islands. We principally rely on dividends from our subsidiaries in China for our cash needs. To pay dividends to us, our subsidiaries in China need to comply with the applicable regulations. See “Item 3. Key Information— D. Risk Factors —Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since December 31, 2023.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs have been listed on Nasdaq since October 20, 2017. Our ADSs were traded under the symbol “REDU” prior to the consummation of the Mergers on June 10, 2022 and have been traded under the symbol “NAAS” since then.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on Nasdaq since October 20, 2017. Our ADSs were traded under the symbol “REDU” prior to the consummation of the Mergers on June 10, 2022 and have been traded under the symbol “NAAS” since then.

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

A summary description of the Investor Warrants and FA Warrants is also set forth below.

Objects of Our Company

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

In addition, any number of Class B ordinary shares held by Mr. Zhen Dai or his affiliates (excluding NewLink) shall be automatically and immediately converted into an equal number of Class A ordinary shares on the earlier to occur of (i) the total number of Class B ordinary shares directly and indirectly owned by Mr. Zhen Dai and his affiliates (excluding NewLink), which shall equal the sum of (A) the total number of Class B ordinary shares directly held by Mr. Zhen Dai and his affiliates (excluding NewLink), plus (B) the total number of Class B ordinary shares indirectly held by Mr. Zhen Dai and his affiliates (excluding NewLink) through NewLink, is smaller than 50% of the total number of the issued and outstanding Class B ordinary shares as of immediately after the consummation of the Mergers, and (ii) Mr. Zhen Dai having been convicted in a final and non-appealable judgment of, or having entered a plea of guilty to, a felony or criminal act resulting in his inability to perform his official duties at NaaS Technology Inc. for a period of more than 90 days.

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

Investor Warrants

Duration and Exercise Price

Each Investor Warrant is a warrant to purchase one ADS, is exercisable from the six-month anniversary of issuance and expires five and one half years from the date of issuance. The Investor Warrants have an initial exercise price equal to US$1.49 per ADS. The exercise price and number of ADSs issuable upon exercise is subject to appropriate proportional adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our ADSs and the exercise price. The Investor Warrants are also subject to anti-dilution adjustments in the event of certain equity sales by us.

Exercisability

The Investor Warrants are exercisable from the six-month anniversary of issuance, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and, within two trading days, payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder may not exercise any portion of the Investor Warrants to the extent that the holder, together with its affiliates and any other persons acting as a group together with any such persons, would own more than 9.99% of the number of ordinary shares outstanding immediately after exercise, such limitation being hereinafter referred to as the “Beneficial Ownership Limitation”; provided that a holder with a Beneficial Ownership Limitation of 9.99%, upon notice to us and effective 61 days after the date such notice is delivered to us, may increase the Beneficial Ownership Limitation so long as it in no event exceeds 9.99% of the number of ordinary shares outstanding immediately after exercise.

Cashless Exercise

If, at the time a holder exercises its Investor Warrants, a registration statement registering the issuance of the ADSs underlying the Investor Warrants under the Securities Act is not then effective or available for the issuance of such ADSs, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the Investor Warrants, which generally provides for a number of ADSs equal to (A) (1) the volume weighted average price on (x) the trading day preceding the notice of exercise, if the notice of exercise is executed and delivered on a day that is not a trading day or prior to the opening of “regular trading hours” on a trading day or (y) the trading day of the notice of exercise, if the notice of exercise is executed and delivered after the close of “regular trading hours” on such trading day, or (2) the bid price on the day of the notice of exercise, if the notice of exercise is executed during “regular trading hours” on a trading day and is delivered within two hours thereafter, less (B) the exercise price, multiplied by (C) the number of ADSs the Investor Warrants was exercisable into, with such product then divided by the number determined under clause (A) in this sentence.

Fractional ADSs

No fractional ADSs will be issued upon the exercise of the Investor Warrants. Rather, we will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round down to the next whole ADS.

Transferability

Subject to applicable laws, an Investor Warrant may be transferred at the option of the holder upon surrender of the Investor Warrants to us together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market

There is no trading market available for the Investor Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Investor Warrants on any securities exchange or nationally recognized trading system. The ADSs issuable upon exercise of the Investor Warrants are currently listed on Nasdaq under the symbol “NAAS.”

Rights as a Shareholder

Except as otherwise provided in the Investor Warrants or by virtue of such holder’s ownership of the underlying ordinary shares represented by ADSs, the holders of the Investor Warrants do not have the rights or privileges of holders of our ordinary shares represented by ADSs, including any voting rights, until they exercise their Investor Warrants.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Investor Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, the holders of the Investor Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Investor Warrants immediately prior to such fundamental transaction. Additionally, in the event of a fundamental transaction, except where such transaction does not result in a change of control, we or any successor entity will, at the option of the holder of an Investor Warrant exercisable at any time concurrently with or within 30 days after the consummation of the fundamental transaction (or, if later, the date of the public announcement thereof), purchase the Investor Warrants from the holder by paying to the holder an amount of consideration equal to the value of the remaining unexercised portion of such Investor Warrants on the date of consummation of the fundamental transaction based on the Black-Scholes option pricing model, determined pursuant to a formula set forth in the Investor Warrants. The consideration paid to the holder will be the same type or form of consideration that was offered and paid to the holders of ordinary shares in connection with the fundamental transaction; provided that if no such consideration was offered or paid, the holders of ordinary shares will be deemed to have received ordinary shares of the successor entity in such fundamental transaction for purposes of this provision of the Investor Warrants.

FA Warrants

The FA Warrants contain substantially the same terms as the Investor Warrants, except that the FA Warrants (i) expire on March 12, 2029 and (ii) are not subject to anti-dilution adjustments in relation to subsequent equity sales by us.

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

D. Exchange Controls

See “Item 4. Information on the Company— B. Business Overview—Regulations— Regulations Related to Foreign Exchange.”

E. Taxation

Cayman Islands Taxation

According to Harney Westwood & Riegels, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

PRC Enterprise Income Tax Law

Under the PRC Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China may be considered a PRC “resident enterprise,” meaning it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to a PRC resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the PRC Enterprise Income Tax Law define a “de facto management body” as a body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. STA Circular 82 issued by the State Taxation Administration on April 22, 2009 specifies that certain offshore enterprises controlled by a PRC company or a PRC company group will be classified as PRC “resident enterprises” if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside in China. Although STA Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in STA Circular 82 may reflect STA’s general position on how the “de facto management body” test should be applied in determining tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

We believe that we are not a PRC resident enterprise and therefore we are not subject to PRC enterprise income tax reporting obligations and the dividends paid by us to holders of our ADSs or ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as China-sourced income. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event we are treated as a PRC resident enterprise. See “Item 3 Key Information —Risk Factors—D. Risks Related to Doing Business in China—It is unclear whether we will be considered a PRC ‘resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC ‘resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”

Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises

On February 3, 2015, the State Taxation Administration issued STA Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of STA Public Notice 7 were abolished Pursuant to STA Public Notice 7, as amended, where a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. STA Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity interests through a public securities market. STA Public Notice 7, as amended, also brings challenges to both offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the PRC tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

PRC Value-Added Tax (VAT) and Business Tax

Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenue generated from providing services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by the tax authorities.

In November 2011, the Ministry of Finance and SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, the Ministry of Finance and SAT promulgated five circulars to further expand the scope of services that are to be subject to VAT instead of business tax. Pursuant to these tax rules, from August 1, 2013, VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of PRC on Value Added Tax to reflect the normalization of the pilot program. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

On April 4, 2018, the Ministry of Finance and SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the notice, starting from May 1, 2018, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively.

On March 20, 2019, the Ministry of Finance, SAT and the General Administration of Customs issued the Announcement on Policies for Deepening the VAT Reform, which came into effect in April 2019, to further reduce VAT rates. According to the announcement, (1) for general VAT payers’ sales activities or imports previously subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (2) for agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (3) for agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (4) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (5) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Dividends

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares), which are listed on Nasdaq, are considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

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

Sale or Other Disposition

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. Pursuant to Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our current and projected income and assets, we do not expect to be a PFIC for the taxable year ended December 31, 2023 or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. In particular, increased volatility in the market price of our ADSs may significantly increase our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate widely, and consequently, we cannot assure you of our PFIC status for any taxable year. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our ADSs and Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the taxable year ended December 31, 2023 or any future taxable year.

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

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. We operate mainly in China with most of our transactions settled in RMB. We consider our business not exposed to significant foreign exchange risk as we have no significant assets or liabilities denominated in currencies other than the respective functional currencies of our relevant entities.

RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of RMB out of mainland China as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. Dollars into RMB for our operations, appreciation of RMB against the U.S. Dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. Dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. Dollar against the RMB would reduce the U.S. Dollar amounts available to us.

Credit Risk

We are exposed to credit risk arising from cash and cash equivalents, trade receivables, other receivables, contract assets and other financial assets. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables and other receivables.

Our cash and cash equivalents are mainly placed with state-owned financial institutions in China, which we believe are of high credit quality and continually monitoring the credit worthiness of these financial institutions.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long -term debt obligations with floating interest rate. As at December 31, 2023, our bank borrowings amounting to RMB754.8 million (US$106.3 million) were at variable interest rates. As at December 1, 2023, if the interest rates on our borrowings had been 100 basis points higher or lower with all other variables held constant, loss before income tax would have been RMB6.6 million (US$0.9 million) higher or lower, as a result of higher/lower interest expense.

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

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. We did not receive any reimbursement form the depositary in 2023.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Pursuant to requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. This assessment was made using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this assessment management has concluded that our internal control over financial reporting as of December 31, 2023, was effective.

Remediation of previously disclosed material weaknesses

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2022, our management has identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB: (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, and (ii) ineffective information technology general controls in the areas of policies and procedures, program change and user access management over certain information technology systems that support financial reporting processes.

To remediate the reported material weaknesses subsequent to December 31, 2022, our management implemented a number of measures to enhance the effectiveness of our internal controls over financial reporting.

For the purpose of remediating the material weakness regarding the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, we have implemented measures, including, (i) enhancing the effectiveness of our financial reporting process by hiring more qualified IFRS and SEC financial reporting and accounting personnel, conducting training and providing management oversight on the timeliness and quality of our detailed account analyses; and (ii) strengthening the level of our financial reporting disclosure controls by enhancing the execution of their formal process to ensure that all significant transactions will be thoroughly evaluated for disclosure during the financial reporting process, to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.

For the purpose of remediating the material weakness regarding the ineffective information technology general controls in the areas of policies and procedures, program change and user access management over certain information technology systems that support financial reporting processes, we have implemented measures, including, (i) updating IT policies and procedures to address critical areas of IT management, (ii) performing periodic testing to identify, assess and address change and access management risks, (iii) providing sufficient training of IT personnel on the importance of information technology general controls and (iv) engaging external consultants to advise on the improvements of information technology general controls to remediate the material weakness in the foreseeable future, to ensure our information technology systems are effective to support our financial reporting processes.

During the year ended December 31, 2023, our management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31 2023, these controls were appropriately designed and operating effectively to conclude that the two material weaknesses identified in connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2022 have been remediated.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Centurion ZD CPA & Co., has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at https://www.enaas.com/en/.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming and Centurion ZD CPA & Co., our former and current principal external auditors, for the periods indicated. We did not pay any other fees to these independent registered public accounting firms during the periods indicated below.

	2022	2023
	RMB	RMB	US$

	(in thousands)
Audit Fees(1)	8,820	16,460	2,318
Audit Related Fees(2)	550	2,518	355

(1)

“Audit Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements.

(2)

“Audit Related Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for other services except for the audit of our annual consolidated financial statements.

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

Engagement of BDO China Shu Lun Pan Certified Public Accountants LLP

On November 22, 2021, RISE announced that Ernst & Young Hua Ming LLP, or EY, had resigned as its independent registered public accounting firm, effective November 19, 2021.

EY’s audit report on RISE’s consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2020 and 2019, and the interim period through November 19, 2021, there has been no (i) “disagreements” as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions, between RISE and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement thereto in its reports on the consolidated financial statements for such periods; or (ii) “reportable events” as that term is described in accordance with Item 16F(a)(1)(v) of Form 20-F, except as previously disclosed, there were outstanding matters that require further assessment with respect to regulatory requirements that severely impacted RISE’s operations and its ability to continue as a going concern: “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education Stage,” and the circular published by the Chinese Ministry of Education and two other government authorities on its website to implement these opinions, which requires all academic after-school tutoring institutions to complete registration as a not-for-profit organization by the end of December 31, 2021. As of the date of EY’s resignation, RISE has not been able to provide information to EY to resolve the above-mentioned matters to their satisfaction. Accordingly, EY was unable to progress their audit or render its audit report on RISE’s consolidated financial statements for the year ended December 31, 2021. EY is authorized to discuss these matters with RISE’s new auditor without limitation.

RISE provided a copy of the foregoing disclosure in Item 16F to EY and requested that EY furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EY addressed to the SEC, dated May 13, 2022, is incorporated by reference as Exhibit 16.1 to this annual report.

On January 7, 2022, RISE announced that its board of directors has appointed BDO China Shu Lun Pan Certified Public Accountants LLP, or BDO, as RISE’s new auditor, effective as of January 7, 2022. The appointment of BDO was considered and approved by the audit committee of the board of directors of RISE.

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

Change in Connection with the Mergers

On June 10, 2022, the Mergers between RISE, our predecessor, and Dada was consummated. Upon the consummation of the Mergers, Dada became the wholly-owned subsidiary of RISE, and we assumed and began conducting the principal business of Dada. Rise is identified as the legal acquirer but accounting acquiree from accounting purpose and Dada is identified as legal acquiree but accounting acquirer for accounting purposes. As a result, our auditor was changed from BDO, RISE’s auditor prior to the completion of the transaction, to Centurion ZD CPA & Co., or Centurion, Dada’s auditor at the time.

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

Engagement of Ernst & Young Hua Ming LLP

On October 28, 2022, we engaged EY as our independent registered public accounting firm and dismissed Centurion. This change in independent registered public accounting firm was recommended by our audit committee of the board of directors and approved by our board of directors.

The reports of Centurion on Dada’s combined financial statements for the fiscal years ended December 31, 2020 and 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. However, in December 2022, we concluded that Dada’s combined financial statements for the fiscal years ended December 31, 2020 and 2021 that were included in our shell company report on Form 20-F that was initially filed on June 16, 2022, or the Shell Company Report, could not be relied upon, due to the correction of the presentation of revenues to be consistent with the recognition and measurement policy for each class of revenues and reflects other adjustments that we found necessary or appropriate. Such financial statements were therefore restated and the restated financial statements were filed with the SEC on March 27, 2023 and on April 18, 2023 in Amendment No. 1 and Amendment No. 2 to the Shell Company Report, respectively. In addition, “reportable events” as defined in Form 20-F Item 16F(a)(1)(v) include the material weakness reported filed with the SEC on March 27, 2023 and on April 18, 2023 in Amendment No. 1 and Amendment No. 2 to the Shell Company Report, respectively.

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

Engagement of Centurion ZD CPA & Co.

On April 5, 2024, we engaged Centurion as our independent registered public accounting firm and dismissed EY. This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

EY’s audit report on our consolidated financial statements as of and for the year ended December 31, 2022 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the audit for the fiscal year ended December 31, 2022 and the subsequent period through the dismissal date of April 2, 2024, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between us and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F except that EY had discussed with our audit committee, in connection with the audit for the year ended and as of December 31, 2022, two material weaknesses in our internal control over financial reporting related to (a) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC, and (b) ineffective information technology general controls in the areas of policies and procedures, program change and user access management over certain information technology systems that support financial reporting processes as reported in our annual report for the year ended December 31, 2022. EY is authorized to fully respond to the inquiries of Centurion on the reportable events mentioned above without limitation.

We have provided EY with a copy of this disclosure in Item 16F and requested from EY a letter addressed to the SEC indicating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EY addressed to the SEC, dated May 9, 2024, is filed herein as Exhibit 16.4.

During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period prior to our engagement of Centurion on April 5, 2024, neither we nor anyone on behalf of us consulted with Centurion regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Centurion that Centurion concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Trading Market—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” We followed home country practice with respect to the requirements (i) that a majority of our board of directors consist of independent directors, (ii) that we have a compensation committee that is composed entirely of independent director, and (iii) for maintaining an audit committee of at least three members. In addition, we did not hold an annual general meeting of shareholders in 2023 and we adopted a new equity incentive award plan without shareholders’ approval.

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely on certain exemptions from corporate governance rules. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Trading Market—We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules, and as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.” As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host and layers. It integrates a range of security capabilities, such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, continuous testing of aspects of our security posture internally and with third-party consultants or collaborators, a solid incident response framework and regular cybersecurity training sessions for our employees. Our IT and legal department is actively engaged in continuous monitoring of the performance of our infrastructure to ensure prompt identification and response to potential issues, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our company’s cybersecurity risk management and be informed on risks from cybersecurity threats. Our board of directors will review, approve, and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) relating to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our company. In addition, on the management level, we have established a cybersecurity disclosure committee and designated specific personnel to oversee and manage cybersecurity related matters and formulate policies as necessary. Pursuant to the internal controls and procedures in connection with cybersecurity, our cybersecurity disclosure committee reports to our board of directors from time to time regarding its assessment, identification, and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our cybersecurity disclosure committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our cybersecurity disclosure committee will promptly report the investigation and assessment results to our board of directors and our board of directors will decide on the response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our cybersecurity disclosure committee will promptly prepare disclosure material for review and approval by our board of directors before it is disseminated to the public.

PART III

Item 17. Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18. Financial Statements

The consolidated financial statements of NaaS Technology Inc. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 1, 2023)

2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 2.2 to the shell company wort on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

2.3	Deposit Agreement by the Registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 filed publicly with the SEC on September 29 2022)

2.4	Amendment No.1 to Deposit Agreement dated October 19, 2017 by the Registrant, the depositary and owners and holders of the ADS (incorporated by reference to Exhibit (g)(2) to the post-effective amendment to Form F-6 filed publicly with the SEC on May 31, 2022)

2.5	Description of Securities of the Registrant (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 1, 2023)

4.1	Registration Rights Agreement dated June 10, 2022 by and between the Registrant and Bain Capital RISE Education IV Cayman Limited (incorporated herein by reference to Exhibit 4.8 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.2*	Third Amended and Restated New 2022 Share Incentive Plan

4.3	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 4.10 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

Exhibit Number	Description of Document

4.4	Form of Employment Agreement (incorporated herein by reference to Exhibit 4.11 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.5+	English Translation of Business Cooperation Agreement, dated March 31, 2022 by and between Zhejiang Anji Zhidian Holding Co. Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co. Ltd. (incorporated herein by reference to Exhibit 4.17 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16 2022)

4.6+	English Translation of Data Service Agreement, dated February 15, 2023, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd. (incorporated herein by reference to Exhibit 4.18 to Amendment No. 1 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on March 27, 2023)

4.7+	English Translation of Charging Business Cooperation Agreement, dated February 15, 2023, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd. (incorporated herein by reference to Exhibit 4.19 to Amendment No. 1 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on March 27, 2023)

4.8+	Convertible Note Purchase Agreement, dated June 29, 2023, by and between the Registrant and LMR Multi-Strategy Master Fund Limited (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on July 28, 2023)

4.9+*	Form of Share Subscription Agreement, by and between the Registrant and each investor in the registered direct offering completed on May 30, 2023 and a schedule of all executed agreements adopting the same form

4.10+	Share Purchase Agreement, dated August 22, 2023, by and among Goldcup 33660 AB, a wholly-owned subsidiary of NaaS Technology Inc., and existing shareholders of Charge Amps AB (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on August 31, 2023).

4.11+	Convertible Note Purchase Agreement, dated August 31, 2023, by and between the Registrant and LMR Multi-Strategy Master Fund Limited (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on August 31, 2023)

4.12+*	Form of Share Subscription Agreement, by and between the Registrant and each investor in the registered direct offering completed on November 24, 2023 and a schedule of all executed agreements adopting the same form

4.13+*	Securities Purchase Agreement, by and between the Registrant and certain investors in the registered direct offering completed on March 15, 2024

Exhibit Number	Description of Document

4.14	Form of Warrant issued to the purchasers pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 4.6 to our Current Report on Form 6-K filed with the SEC on March 13, 2024)

8.1*	List of Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Centurion ZD CPA & Co.

15.2*	Consent of Ernst & Young Hua Ming LLP

15.3*	Consent of Centurion ZD CPA & Co.

15.4*	Consent of Harney Westwood & Riegels

15.5*	Consent of Jingtian & Gongcheng

15.6*	Consent of King & Wood Mallesons

16.1	Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 15.2 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 13, 2022)

16.2	Letter from BDO China Shu Lun Pan Certified Public Accountants LLP (incorporated by reference to Exhibit 16.2 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 1, 2023)

16.3	Letter from Centurion ZD CPA & Co., Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 16.3 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 1, 2023)

16.4*	Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

97*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.
+	Portions of this exhibit have been omitted or redacted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NaaS Technology Inc.

By:	/s/ Alex Wu
Name: Alex Wu
Title: Chief Financial Officer

Date: May 9, 2024

NaaS Technology Inc.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of NaaS Technology Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of NaaS Technology Inc. (the Company) as of December 31, 2023, the related consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recognition of revenue generated from mobility connectivity services
The Group generated substantial amount of revenue from mobility connectivity services delivered in conjunction with its partnered platform that connect electrical vehicle users with charging stations. We identified the revenue recognition from mobility connectivity services as a critical audit matter due to its significance to the consolidated financial statements. The recognition of such revenue is highly dependent on information flow accuracy of and the controls over the information technology systems used in the provision of this service.
The Group’s revenue generated from mobility and connectivity services is recognized when or as the control of the goods or services is transferred to a customer. The accounting policy for revenue recognition and related performance obligations are disclosed in Note 2.20 and Note 22 to the consolidated financial statements, respectively.
How the Critical Audit Matter Was Addressed in the Audit:
Our procedures in relation to the recognition of revenue generated from mobility and connectivity services included:

•	We have evaluated the appropriateness of the revenue recognition policies as adopted by management;

•
We have obtained an understanding of and assessing the design, implementation and operating effectiveness of key internal control including the information technology general control (“ITGC”) and the information technology activity control (“ITAC”) which govern such revenue recognition to ensure input and output information were properly recorded;

•	We have performed ITGC audit procedures on the Company’s IT system and the partnered platform to ensure that the information is reliable;

•	We have engaged IT specialists to assist us in testing the information flow accuracy and the calculation logic relevant to the recognition of revenue;

•	We have performed audit procedures that included, among others, testing the clerical accuracy and consistency with IFRS of the accounting model developed by the Company to recognize revenue;

•	We have tested the payment receipts against third-party payments platforms and instruments widely used in the PRC.
Based on the procedures performed, we found that the Group’s revenue recognition was supported by the evidence obtained.

Recoverability of trade receivables
As of December 31, 2023, the Company has recorded trade receivables of RMB133,657 thousand, net of expected credit losses allowance of RMB60,513 thousand. As described in Note 7 to the consolidated financial statements, the Company estimates expected credit losses for trade receivables using a provision matrix. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.
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
How the Critical Audit Matter Was Addressed in the Audit:
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
/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co.
We have served as the Company’s auditor since 2024
Hong Kong, China
May 9, 2024

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

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor from 2022 to 2024.
Beijing, The People’s Republic of China
May 1, 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Dada Auto
Opinion on the Financial Statements
We have audited the accompanying combined statements of financial position of Dada Auto (the “Company”) and its subsidiaries combined (the “Group”) as of December 31, 2021, and the related combined statements of loss and other comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
Restatement of Previously Issued Financial Statements
As discussed in Note 1 to the combined financial statements, the accompanying 2021 combined financial statements have been restated to correct certain misstatements. Our opinion is not modified with respect to this matter.
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
2769

NAAS TECHNOLOGY INC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Note s	2022	2023	2023
		RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6	513,351	436,242	61,443
Trade receivables	7	130,004	73,144	10,302
Contract assets	8	—	77,684	10,942
Financial assets at fair value through profit or loss	1 4	—	70,164	9,882
Inventories	9	—	22,458	3,163
Prepayments, other receivables and other assets	10	287,435	436,377	61,462
Other financial assets		—	27,898	3,929

Total current assets		930,790	1,143,967	161,123

Non-current assets
Right-of-use assets	13	17,030	14,026	1,976
Financial assets at fair value through profit or loss	1 4	11,753	34,788	4,900
Financial assets at fair value through other comprehensive income	1 5	129,060	104,970	14,785
Other financial assets		—	100,718	14,186
Investments accounted for using equity method		—	267	38
Property, plant and equipment	16	2,600	4,378	617
Intangible assets	12	833	13,320	1,876
Goodwill	5	—	40,085	5,646
Other non-current assets		13,869	8,580	1,208

Total non-current assets		175,145	321,132	45,232

Total assets		1,105,935	1,465,099	206,355

LIABILITIES AND EQUITY
Current liabilities
Interest-bearing bank borrowings	17	38,000	72,953	10,275
Current lease liabilities	13	6,853	7,154	1,008
Trade payables	18	49,239	152,066	21,418
Income tax payables		16,214	19,170	2,700
Convertible bonds	20	—	272,684	38,407
Other payables and accruals	1 9	81,835	293,003	41,268

Total current liabilities		192,141	817,030	115,076

Non-current liabilities
Interest-bearing bank borrowings	17	465,155	681,821	96,032
Non-current lease liabilities	13	9,327	6,936	977
Deferred tax liabilities		438	2,917	411

Total non-current liabilities		474,920	691,674	97,420

Total liabilities		667,061	1,508,704	212,496

EQUITY
Share capital	2 1	146,730	165,183	23,266
Subscription receivable	21	—	(4,696)	(661)
Additional paid in capital	2 1	6,358,600	7,196,341	1,013,583
Other reserves		(35,201)	(65,699)	(9,254)
Accumulated losses		(6,031,255)	(7,338,168)	(1,033,559)
Non-controlling interests		—	3,434	484

Total equity		438,874	(43,605)	(6,141)
Total equity and liabilities		1,105,935	1,465,099	206,355

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

NAAS TECHNOLOGY INC
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

		Year ended December 31,
	Note s	2021	2022	2023	2023
		RMB’000	RMB’000	RMB’000	USD’000
Revenues
Charging services revenues		29,607	82,590	129,107	18,184
Energy solutions revenues		2,989	8,115	187,260	26,375
New initiatives revenues		857	2,109	3,711	523

Total revenues	2 2	33,453	92,814	320,078	45,082

Cost of revenues		(29,587)	(86,647)	(231,319)	(32,581)

Gross profit		3,866	6,167	88,759	12,501

Operating expenses
Selling and marketing expenses	2 4	(193,340)	(241,430)	(446,708)	(62,918)
Administrative expenses	2 4	(34,458)	(2,195,981)	(669,837)	(94,345)
Research and development expenses	2 4	(30,253)	(36,557)	(63,050)	(8,880)

Total operating expenses		(258,051)	(2,473,968)	(1,179,595)	(166,143)

Other gains, net	2 3	138	7,317	24,471	3,447
Operating loss		(254,047)	(2,460,484)	(1,066,365)	(150,195)
Fair value changes of convertible instruments	2 5	—	(3,158,498)	(116,520)	(16,411)
Fair value changes of financial instruments at fair value through profit or loss	2 5	—	1,753	(87,519)	(12,327)
Finance costs	2 6	(1,097)	(10,275)	(32,960)	(4,642)

Loss before income tax		(255,144)	(5,627,504)	(1,303,364)	(183,575)
Income tax expenses	2 7	(5,318)	(9,861)	(3,786)	(533)

Net loss for the year		(260,462)	(5,637,365)	(1,307,150)	(184,108)

Net loss attributable to:
Equity holders of the Company		(260,462)	(5,637,365)	(1,306,913)	(184,075)
Non-controlling interests		—	—	(237)	(33)

		(260,462)	(5,637,365)	(1,307,150)	(184,108)

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic loss per share	2 8	(0.16)	(2.92)	(0.58)	(0.08)
Diluted loss per share	2 8	(0.16)	(2.92)	(0.58)	(0.08)
Net loss for the year		(260,462)	(5,637,365)	(1,307,150)	(184,108)

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods:
– Fair value change s on equity investment designated at fair value through other comprehensive loss, net of tax		—	(10,143)	(24,090)	(3,393)
– Currency translation differences		—	(25,058)	(6,408)	(903)
Other comprehensive loss for the year, net of tax		—	(35,201)	(30,498)	(4,296)
Total comprehensive loss for the year		(260,462)	(5,672,566)	(1,337,648)	(188,404)

Total comprehensive loss attributable to:
Equity holders of the Company		(260,462)	(5,672,566)	(1,337,411)	(188,371)
Non-controlling interests		—	—	(237)	(33)

		(260,462)	(5,672,566)	(1,337,648)	(188,404)

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

NAAS TECHNOLOGY INC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Share capital		Additional paid- in capital	Other reserves	Accumulated losses	Total	Non-controlling interests	Total Equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at December 31, 2020 and January 1, 2021		—		147,986	—	(133,428)	14,558	—	14,558

Comprehensive loss
Net loss for the year		—		—	—	(260,462)	(260,462)	—	(260,462)

Total comprehensive loss for the year		—		—	—	(260,462)	(260,462)	—	(260,462)

Transactions with equity holders:
Contribution from a controlling shareholder	2 1	—		264,555	—	—	264,555	—	264,555
Share-based compensation from ESOP		—	*	10,788	—	—	10,788	—	10,788

Balance at December 31, 2021 and January 1, 2022		—	*	423,329	—	(393,890)	29,439	—	29,439

Comprehensive loss
Net loss for the year		—		—	—	(5,637,365)	(5,637,365)	—	(5,637,365)
Other comprehensive loss		—		—	(35,201)	—	(35,201)	—	(35,201)

Total comprehensive loss for the year		—		—	(35,201)	(5,637,365)	(5,672,566)	—	(5,672,566)

Transactions with equity holders:
Subdivision of shares	2 1	110,375		(110,375)	—	—	—	—	—
Issuance of shares	2 1	25,910		3,917,674	—	—	3,943,584	—	3,943,584
Deemed issuance of shares upon the Merger transaction	1.3	10,226		1,881,758	—	—	1,891,984	—	1,891,984
Exercise of option		219		5,203	—	—	5,422	—	5,422
Contribution from a controlling shareholder	2 1	—		27,179	—	—	27,179	—	27,179
Share-based compensation from ESOP	2 9	—		195,669	—	—	195,669	—	195,669
Share-based compensation from controlling shareholder ESOP		—		18,163	—	—	18,163	—	18,163

Balance at December 31, 2022		146,730		6,358,600	(35,201)	(6,031,255)	438,874	—	438,874

The accompanying notes are an integral part of these consolidated financial statements.

*	Representing amount less than RMB1,000.

F-
10

NAAS TECHNOLOGY INC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Share capital	Subscription receivable	Additional paid- in capital	Other reserves	Accumulated losses	Total	Non-controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2023		146,730	—	6,358,600	(35,201)	(6,031,255)	438,874	—	438,874

Comprehensive loss
Net loss for the year		—	—	—	—	(1,306,913)	(1,306,913)	(237)	(1,307,150)
Other comprehensive loss		—	—	—	(30,498)	—	(30,498)	—	(30,498)
Total comprehensive loss for the year		—	—	—	(30,498)	(1,306,913)	(1,337,411)	(237)	(1,337,648)

Transactions with equity holders:
Issuance of shares		7,175	(4,696)	146,532	—	—	149,011	—	149,011
Transaction cost related to issuance of shares		—	—	(18,285)	—	—	(18,285)	—	(18,285)
Share-based payments from the ESOP	2 9	—	—	393,825	—	—	393,825	—	393,825
Share-based payments from the controlling shareholder ESOP	2 9	—	—	5,251	—	—	5,251	—	5,251
Conversion of convertible bond s to shares	2 1	7,807	—	311,528	—	—	319,335	—	319,335
Exercise of option		3,471	—	(1,110)	—	—	2,361	—	2,361
Capital contributions from non-controlling shareholders		—	—	—	—	—	—	4,279	4,279
Non-controlling interests arising from business combination	5	—	—	—	—	—	—	(608)	(608)
Balance at December 31, 2023		165,183	(4,696)	7,196,341	(65,699)	(7,338,168)	(47,039)	3,434	(43,605)
Balance at December 31, 2023, in USD’000		23,266	(661)	1,013,583	(9,254)	(1,033,559)	(6,625)	484	(6,141)

F-
11

NAAS TECHNOLOGY INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2021	2022	2023	2023
		RMB’000	RMB’000	RMB’000	USD’000

Cash flows from operating activities
Cash used in operations	30 (a)	(219,114)	(585,522)	(570,482)	(80,351)
Interest received		—	4,826	5,239	738
Net cash used in operating activities		(219,114)	(580,696)	(565,243)	(79,613)

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(606)	(17,132)	(6,327)	(893)
Purchase of financial instruments		(5,000)	(144,203)	(720,584)	(101,492)
Proceeds from sale of financial instruments		—	—	421,749	59,402
Investment in equity method investees		—	—	(400)	(56)
Loan advanced to a related party		—	—	(110,000)	(15,493)
Repayment of loan by a related party		—	—	110,000	15,493
Net cash paid for acquisition of a subsidiary		—	—	(34,048)	(4,796)
Net cash flows used in investing activities		(5,606)	(161,335)	(339,610)	(47,835)

Cash flows from financing activities
Borrowings from banks	17	—	503,155	380,325	53,568
Interests paid		(193)	(9,537)	(32,228)	(4,539)
Repayment of borrowings from bank		—	—	(143,872)	(20,264)
Payments of principal portion of lease liabilities	13	(1,881)	(6,834)	(7,231)	(1,018)
Proceeds from issuance of ordinary shares		—	212,377	149,011	20,988
Proceeds from issuance of convertible redeemable preferred shares		—	556,356	—	—
Proceeds from issuance of convertible bonds		—	—	495,789	69,830
Proceeds from revenue-based financing		—	—	24,372	3,433
Repayments for revenue-based financing		—	—	(2,744)	(386)
Expense s for issuance of preferred shares, convertible bonds and ordinary shares		—	(8,624)	(39,957)	(5,628)
Contribution from a shareholder	2 1	231,618	—	—	—
Capital injection from non-controlling interests		—	—	4,279	603

Net cash flows generated from financing activities		229,544	1,246,893	827,744	116,587

Net increase/(decrease) in cash and cash equivalents		4,824	504,862	(77,109)	(10,861)
Cash and cash equivalents at the beginning of the year		3,665	8,489	513,351	72,304

Cash and cash equivalents at the end of the year	6	8,489	513,351	436,242	61,443

The accompanying notes are an integral part of these combined financial statements.

F-1
2

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information

1.1.	General information
NaaS Technology Inc. (the “Company”) was incorporated in the Cayman Islands on July 16, 2013 as an exempted company with limited liability. The Company is a holding company. The immediate and ultimate holding company of the Company is Newlinks Technology Limited (“NewLink”) which owns 65.5% of its ordinary shares and is a holding company incorporated in the Cayman Islands.
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
The “Group” means (i) prior to the completion of the Reorganization as defined in Note 1.2, subsidiaries and VIEs of NewLink that provided EV charging services in China, (ii) upon and after the completion of the Reorganization, Dada, its subsidiaries, and Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) for the period during which Dada maintained VIE arrangements with Kuaidian Power Beijing, and (iii) upon and after completion of the Merger Transactions, the Company and its subsidiaries.
The consolidated financial statements of the Group for the year ended December 31, 2023 were authorized for issue in accordance with a resolution of the directors on May 9, 2024.

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
In September 2020, Kuaidian Power Beijing established a wholly-owned subsidiary, Zhidian Youtong Technology Co., Ltd. (“Zhidian Youtong”).
In February 2021, Cosmo Light (Beijing) New Energy Technology Co., Ltd. (“Cosmo Light”) was established. In April 2021, Xixian New District Constant Energy Joint New Energy Automobile Co., Ltd. (“XXND Automobile”) and Qingdao Hill Matrix New Energy Technology Co., Ltd. (“QHM New Energy”) were established. Ownership interests in Cosmo Light was held by Shandong Cosmo Light Co., Ltd, and XXND Automobile and QHM New Energy were held by Zhejiang Huzhou Hill Matrix Limited. In September 2021, Beijing Chezhubang acquired 100% of the ownership interest in Shaanxi Kuaidian.
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

F-1
3

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
On
 April 6, 2022, Anji Zhidian acquired 100% of the equity interests in Kuaidian Power Beijing as part of the Reorganization.
On June 20, 2023, the Group acquired a 89.999% interest in Sinopower Holdings International Co. Limited (“Sinopower”). Sinopower is engaged in the provision of solar energy solutions in Hong Kong.

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
As of June 10, 2022, the Merger was completed and the existing shareholders of Dada and RISE owned approximately 93% and 7% of the fully diluted ordinary shares (including no. of shares under Dada ESOP and Rise ESOP) of the combined entity, respectively, immediately following the closing of the Merger. NewLink, as the existing shareholders of Dada, holds a majority of the voting interest of the combined entity, and the election of independent directors is determined by NewLink. As the result of the shareholders and board arrangement, Rise is identified as the legal acquirer but accounting acquiree from accounting purpose (“accounting acquiree”) and Dada is identified as legal acquiree but accounting acquirer for accounting purposes (“accounting acquirer”).
As RISE, the legal acquirer and accounting acquiree, does not meet the definition of a business, management concluded that the Merger should be accounted for as a continuation of the financial statements of Dada (the legal subsidiary), together with a deemed issue of shares and a re-capitalization
of the equity of Dada in accordance with IFRS 2 Share-based Payment. Dada is the continuing entity and is deemed to have issued shares in exchange for the identifiable net assets held by RISE together with the listing status of RISE. Management concluded that June 10, 2022 is the acquisition date of the Merger. The purchase consideration of RMB1,892 million is the fair value of the deemed issued shares to the original shareholders of RISE totaling 165,791,964 shares, including the shares reserved for the exercisable options under RISE ESOP plans. The difference between the fair value of the shares deemed to have been issued by Dada to the original shareholders of Rise and the RMB21 million fair value of the RISE’s identifiable net liabilities equaling RMB1,913 million is accounted as listing costs, and included in general and administrate expense on the consolidated statements of loss and other comprehensive loss for the year ended December 31, 2022.

F-1
4

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.4.	Subsidiaries
The Company’s major subsidiaries as at December 31, 2022 and 2023 are set out below. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of incorporated	Date of incorporation/ establishment	Effective interest held upon completion of reorganization		Principal activities
			2022	2023
Subsidiaries
Zhejiang Anji Intelligent Electronics Holding Co., Ltd.	Zhejiang, China	December 24, 2021	100%	100%	Charging services revenues/Energy solutions revenues
Qingdao Intelligent Electronics Co., Ltd.	Shandong, China	June 09, 2022	100%	100%	Charging services revenues
Sinopower Holdings International Co. Limited	Hong Kong, China	June 10, 2023	Nil	89.999%	Energy solutions revenues

1.5.	Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards(“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements of the Group have been prepared on a historical cost basis, except for inventories, equity financial assets and financial assets at fair value through profit or loss (“FVTPL”) and financial assets at fair value through other comprehensive income (“FVTOCI”), convertible bonds, etc. that have been measured at fair value. The consolidated financial statements provide comparative information in respect of the previous period.
All amounts disclosed in the consolidated financial statements are rounded to the nearest thousand unless otherwise indicated. The consolidated financial statements are prepared on a going concern basis.
The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
The Company implemented certain changes to align its statement of profit or loss presentation more closely with the manner in which the Company’s management currently receives and uses financial information to evaluate business performance following the Company’s expansion of business lines, extension of its services to a broader range of energy asset owners, including EV charging stations, PV and energy asset owners, and recent acquisitions. The Company now reports its revenues under the following three primary categories:
Charging services revenue
, which includes income from the provision of mobility connectivity solutions to EV charging stations and the provision of charging services at charging stations that NaaS operates under its full station operation model. NaaS’ mobility connectivity solutions include mobility services delivered in conjunction with Kuaidian, its partnered platform that is operated by a third-party service provider, and SaaS products that optimize the marketing, operations and energy efficiency of charging stations connected to NaaS’ network.
Energy solutions revenue
, which includes income from the provision of integrated charging facilities and energy storage solutions that cover the planning, deployment, production and optimization of EV charging, renewable energy and energy storage systems for energy asset owners.

F-1
5

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

New initiatives revenue
, which includes income from electricity procurement services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations, PV and energy storage assets.
The Company retrospectively reclassified the presentation of the prior periods’ consolidated statements of profit or loss and other comprehensive loss to conform to the current period presentation. The change in presentation involved the recategorization of revenues from mobility connectivity services and from full station operation model to charging services revenue; the inclusion of revenues from EPC services, hardware procurement, station upgrade and maintenance services to energy solutions revenue; and the reclassification of income from electricity procurement, non-charging
services such as food and beverage and online advertising, virtual power plant and charging robots to new initiatives revenue. These changes have no material impact on NaaS’ previously reported consolidated net revenues, net income or net income per share.
The consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows of the Group included the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholder, whenever the period is shorter.

2.	Material accounting policies
The material accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	New and amended standards adopted by the Group

(a)	Amendments to the accounting standards adopted
The Group has applied the following amendments for the first time for their annual reporting period commencing January 1, 2023: The application of these new and amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

IFRS 17 (including the amendments to IFRS 17 issued in June 2020 and December 2021)	Insurance Contracts
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 12	International Tax Reform-Pillar Two model Rules

(b)	New standards and interpretations not yet adopted
New standards, amendments to standards and interpretations that have been issued but not yet effective and have not been early adopted by the Group during the year ended December 31, 2023 are as follows:

Amendments	Effective for accounting periods beginning on or after
Amendments to IFRS 1, Presentation of financial statements: Classification of liabilities as current or non-current (“2020 amendments”)	January 1, 2024
Amendments to IFRS 1, Presentation of financial statements: Non-current liabilities with covenants (“2022 amendments”)	January 1, 2024
Amendments to IFRS 16, Leases: Lease liability in a sale and leaseback	January 1, 2024
Amendments to IFRS 7, Statement of cash flows and IFRS 7, Financial Instruments: Disclosures: Supplier finance arrangements	January 1, 2024
Amendments to IFRS 21, The effects of changes in foreign exchange rates: Lack of exchangeability	January 1, 2025
These new standards and amendments are not expected to have a material impact on the Group’s consolidated financial statements in the current or future reporting periods and on foreseeable future transactions.

F-1
6

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.2.	Subsidiaries and non-controlling interests
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
Non-controlling
interests in the results and equity of subsidiaries are shown separately in the consolidated statements of profit or loss and other comprehensive loss
, consolidated statements of financial position, and consolidated statements of changes in equity, respectively. Net loss attributable to non-controlling
interests was RMB nil and RMB0.2 million during the years ended December 31, 2022 and 2023, respectively. There is no subsidiary of the Group with a material NCI.

2.3.	Associates
An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.
Investments in associates are accounted for in the consolidated financial statements using the equity method and are initially recorded at cost. The Group’s interests in associates include goodwill identified on acquisition, net of any accumulated impairment loss and adjustment thereafter for the post-acquisition changes in the Group’s share of the associates’ net assets. The consolidated statement of profit or loss and other comprehensive income includes the Group’s share of post-acquisition, post-tax
results of the associates and any impairment losses for the year. The consolidated statement of profit or loss and other comprehensive income includes the Group’s share of the post-acquisition, post-tax
items of the associates’ other comprehensive income/loss.
When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group’s interest in the associate is the carrying amount of the investment using the equity method together with the Group’s long-term interests that in substance form part of the Group’s net interest in the associate.
Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the consolidated statement of profit or loss and other comprehensive income.
If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to the consolidated statement of profit or loss and other comprehensive income where appropriate.
Adjustments are made to the financial statements of associates when necessary to align their accounting policies to ensure consistency with policies adopted by the Group.

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

F-1
7

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.5.	Foreign currency translation

(a)	Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is U.S. dollars (“USD”). The functional currency of subsidiaries in the Group operating businesses in the PRC is Renminbi (“RMB”). The functional currency of subsidiaries in the Group operating businesses outside of the PRC generally use their respective local currencies as their functional currencies. The Group presents its consolidated financial statements in RMB, unless otherwise stated.

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
follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the end of the reporting period;

(ii)
income and expenses for each statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive loss.
During
the year
s
ended December 31, 2022 and 2023, currency translation differences recognized was RMB25.1 million and RMB6.4 million (US$0.9 million), respectively.

2.6.	Goodwill
Goodwill represents the excess of the cost of the consideration transferred, the amount of any non-controlling
interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities at the date of acquisition. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, below the operating segment.

2.7.	Property, plant and equipment
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

F-1
8

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
Gains and losses on disposals are determined by comparing proceeds with carrying amount and included in profit or loss.

2.8.	Intangible assets (other than goodwill)
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
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at cost less accumulated amortization and any accumulated impairment losses.

2.9.	Investments and other financial assets

(a)	Classification
The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and

•	those to be measured at amortized cost.
The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.
For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVTOCI.

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

F-1
9

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial asset carried at FVTPL are expensed in profit or loss.
Equity instrument
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.
Changes in the fair value of financial assets at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVTOCI are not reported separately from other changes in fair value.

(d)	Impairment
The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

2.10.	Inventories
Inventories mainly consist of work in process and finished goods, etc.
Inventories are stated at the lower of cost and net realizable value. They are accounted for either using the weighted average basis or using the specific-unit-cost method. Net realizable value represents the estimated selling prices for inventories less all estimated costs of completion and costs necessary to make the sale. Costs necessary to make the sale include incremental costs directly attributable to the sale and non-incremental
costs which the Group must incur to make the sale.

2.11.	Trade receivables and other receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Majority of trade receivables are from energy solution business and other receivables and prepayments are from charging services. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and therefore all classified as current.
Trade receivables and other receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Group holds trade receivables and other receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 7 for further information about trade receivables and Note 3.1 for a description of the Group’s financial risk.
For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a credit loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
Impairment on other receivables is measured as either
12-month
expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of other receivables has occurred since initial recognition, the impairment is measured as lifetime expected credit losses.

F-
20

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.12.	Cash and cash equivalents
For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents includes cash on hand, cash at bank and deposits held at licensed payment platforms with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.13.	Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.14.	Trade and other payables
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

2.15.	Borrowings
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
Borrowings are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, canceled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.16.	Borrowing costs
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
Other borrowing costs are expensed in the period in which they are incurred.

2.17.	Convertible bonds
The Group’s convertible bonds are classified as financial liabilities and initially recognized at fair value, which includes any transaction costs directly attributable to the convertible bonds. Subsequently, convertible bonds are measured at amortized costs using the effective interest method unless the Group elects to measure the convertible bonds at fair value. Conversion features of convertible bonds that meets the definition of a derivative are separated from the host debt instrument and accounted for as a derivative where any subsequent changes in fair value are recognized in profit or loss.

F-
21

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.18.	Current and deferred income tax
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

2.19.	Employee benefits

(a)	Short-term obligations
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

F-
22

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

2.20.	Revenue recognition and other income
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
Control of the goods and services is transferred over time if the Group’s performance:

a.	provides all of the benefits received and consumed simultaneously by the customer;

b.	creates and enhances an asset that the customer controls as the Group performs; or

c.	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

F-2
3

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

2.20.1.	The accounting policy for the Group’s principal revenue sources
Charging services
include the provision of mobility connectivity solutions to EV charging stations and the provision of charging services at charging stations that NaaS operates under its full station operation model. The Group offers mobility services delivered in conjunction with Kuaidian, its partnered platform that is operated by a third-party service provider, and SaaS products that optimize the marketing, operations and energy efficiency of charging stations connected to NaaS’ network. The Group generates charging services income under its full station operation model and charging services commission income from charging stations when charging transactions are completed via the Group’s mobility service charging network. Revenue from charging services is recognized upon the completion of each charging service transaction, and the payment terms and conditions are satisfied at the same time. The Group evaluates if it is a principal or an agent in a transaction to determine whether charging service income and commission income should be recognized on a gross or net basis. When the Group is the agent of the arrangement (such as arrangements where the Group does not have latitude in establishing prices and does not have inventory risk), the related income is recorded on net basis. When the Group is the principal of the arrangement (such as arrangements where the Group obtained control over the charging services prior to transfer to customers), the related income is recorded on a gross basis.
Energy solutions
include the provision of integrated charging facilities and energy storage solutions that cover the planning, deployment, production and optimization of EV charging, renewable energy and energy storage systems for energy asset owners. The Group recognizes revenue from energy solutions projects at a point of time or over time depending on the terms and arrangement of the relevant contracts with the customers. For energy solutions projects where the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, the related revenue is recognized over time, using an input method to measure progress towards complete satisfaction of the service. The input method recognizes revenue based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the hardware integrated solutions. For energy solutions where the performance obligation is not satisfied over time, the related revenue is recognized when the goods or services are transferred to the customer. When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer using the expected value method. Variable consideration is estimated at contract inception and reassessed at the end of each reporting period. Variable consideration is also constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Payment terms and conditions vary by customer and are based on the billing schedule established in the contracts or purchase orders with customers, but the Group generally provides credit terms to customers within one year.
New initiatives
include the provision of electricity procurement services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations, PV and energy storage assets. Revenues for such services are recognized when the Group satisfies the performance obligations under the service contracts. The Group offers payment terms to third-party based on their historical credibility, consistently with industry practice.

2.20.2.	Contract balances
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

F-2
4

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The contract liabilities balance mainly includes balances of advances received from customers for Charging services discount packages and advances received from customer to purchase energy solutions. The balances of contract liability as of December 31, 2022 and 2023 were RMB33.5 million and RM
B
101.1 million respectively.

2.20.3.	Incentives
The Group offers discounts and promotions to end-users to encourage the use of our mobility and connectivity services. The Group records such incentives to end-users
as reduction of revenue, to the extent of the revenue collected from the customers, unless the payment is in exchange for a distinct good or service and the payment does not exceed fair value of that good or service. In certain transactions, the incentives offered to the end-users
exceed the revenue generated from the same transaction. The excess payment is presented as selling and marketing expense instead of negative revenue, as the payment does not relate to any other contracts (including past contracts or anticipated future contracts) with the customers.
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
price.

2.20.4.	Government grant
Government
grants are recognized in the statement of financial position initially when there is reasonable assurance that they will be received and that the group will comply with the conditions attaching to them.
Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred.
Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

2.21.	Cost of revenues
Cost of revenues mainly consists of electricity costs, direct labor costs, depreciation of right-of-use
assets, payment processing costs, cloud server costs and others.

2.22.	Selling and marketing expenses
Selling and marketing expenses mainly consist of expenses of certain discounts and promotions to end-users,
salaries for sales and marketing personnel, and advertising expenses for branding and acquiring end-users
for charging services. Advertising costs are expensed when the service is received.

2.23.	Administrative expenses
Administrative expenses mainly consist of salaries and benefits for management and administrative personnel, rental and related expenses, professional fees and other general corporate expenses.

2.24.	Research and development expenses
Research and development expenses mainly consist of salaries and benefits as well as related expenses of research and development team. All research and development costs are expensed as incurred. All costs relating to improvements and maintenance of the platform were recorded as cost of revenues.

F-2
5

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.25. Loss per share

(a)	Basic loss per share
Basic loss per share is calculated by dividing:

•	net loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(b)	Diluted loss per share
Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.26.	Leases
The Group, as a lessee, leases office buildings and charging stations. Lease contracts are typically made for fixed periods of three months to five years. Lease is recognized as a right-of-use
asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group.
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
payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	variable lease payments that are based on a rate, initially measured using the rate as at the commencement date;

•	amounts expected to be payable by the Group under residual value guarantees;

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
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

F-2
6

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	restoration costs.
Right-of-use
assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use
asset is depreciated over the underlying asset’s useful life.
The Group applies the short-term lease recognition exemption to its short-term leases of equipment and office buildings and charging stations
(that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value
assets to leases of office equipment and laptop computers that are considered to be of low value.

2.27.	Impairment of long-lived assets
Internal and external sources of information are reviewed at the end of each reporting period, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	Property, plant and equipment;

•	Right-of-use assets;

•	Interests in associates;

•	Intangible assets; and

•	Goodwill.
If

any such indication exists, the asset’s recoverable amount is estimated. Impairment tests are performed for CGUs containing goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives annually whether or not there is any indication of impairment.
Calculation of recoverable amount – The recoverable amount of an asset is the higher of its fair value less costs of disposal and value-in-use.
Fair value less costs of disposal is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. In assessing value-in-use,
the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a CGU).
Recognition of impairment losses – An impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income whenever the carrying amount of an asset, or the CGU to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then, to reduce the carrying amount of the other assets in the CGU on a pro rata basis, except that the carrying amount of an asset will not be reduced below its individual fair value less costs of disposal, or value-in-use,
if determinable.
Reversals of impairment losses – In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not allowed to be reversed. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated statement of profit or loss and other comprehensive income in the period in which the reversals are recognized. For interim periods, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year. Impairment losses recognized in an interim period in respect of goodwill are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates.

2.28.	Finance costs
Finance costs mainly consist of interest and other costs related to operating leases and borrowing of funds.

F-2
7

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.29.	Share-based payments
Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments (equity-settled transactions).
Equity-settled transactions
The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in Note 2
9
. That cost is recognized in employee benefits expense, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
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
No expense is recognized for awards that do not ultimately vest because non-market
performance and/or service conditions have not been met. Where awards include a market or non-vesting
condition, the transactions are treated as vested irrespective of whether the market or non-vesting
condition is satisfied, provided that all other performance and/or service conditions are satisfied.
When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is canceled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

2.30.	Convenience translation
Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.0999 per US$1.00 on December 29, 2023 as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

3.	Financial risk management and concentration risk

3.1.	Financial risk factors
The Group’s activities expose it to certain financial risks, such as, market risk, liquidity risk, credit risk, and concentration risks related to suppliers and customers. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

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
currency transactions.

F-2
8

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
As at December 31, 2023, the Group’s bank borrowings amounting to RMB754.8 million (2022: RMB503.2 million) were at variable interest rates. As at December 31, 2023, if the interest rates on the Group’s borrowings had been 100 basis points higher/lower with all other variables held constant, loss before income tax would have been RMB6.6 million higher/lower (2022: RMB2.0 million), as a result of higher/lower interest expense.

(iii)	Equity price risk
The Group’s listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment securities.
As at December 31, 2023, the Group’s exposure to a listed equity investment at FVTOCI was RMB105.0 million (2022: RMB129.1 million), the change is due to the fair value changes. If the stock price of the listed company increase/decrease 10%, other comprehensive loss and total comprehensive loss would have decreased/increased by RMB10.5 million as at December 31, 2023 (2022: RMB12.9 million).

(b)	Liquidity risk
The Group intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, the policy of the Group is to regularly monitor the Group’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Group’s liquidity requirements.
The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of financial statements. The Group raised funding through the issuance of convertible bonds on July 6 and September 5, 2023, with a total cash proceeds of
US$70.0 million (RMB495.8 million
), and through bank borrowings, where the amount of unutilized borrowing facilities was RMB12.5 million as of December 31, 2023 (2022: RMB114.9 million).
The table below analyzes the Group’s
non-derivative
financial liabilities into relevant maturity grouping based on the remaining period at each statement of financial position date to the contractual maturity date. The amounts disclosed in the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The undiscounted cash flows payable in respect of convertible bonds represent amounts payable under the convertible bonds that are not subject mandatory conversion to shares of the Company, net off by amounts of prepaid shares repurchase instrument (note 14(ii) that can be used to offset the convertible bonds payable.

F-2
9

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At December 31, 2022
Trade payables	49,239	—	—	49,239	49,239
Financial liabilities including in other payables and accruals	21,282	—	—	21,282	21,282
Bank borrowings	39,440	21,350	495,235	556,025	503,155
Lease liabilities	7,522	5,751	4,004	17,277	16,180

	117,483	27,101	499,239	643,823	589,856

At December 31, 2023
Trade payables	152,066	—	—	152,066	152,066
Financial liabilities including in other payables and accruals	119,962	—	—	119,962	119,962
Revenue-based financing	21,628	—	—	21,628	21,628
Bank borrowings	106,211	707,565	—	813,776	754,774
Lease liabilities	7,709	5,081	2,271	15,061	14,090
Convertible bonds	71,535	—	—	71,535	89,950

	479,111	712,646	2,271	1,194,028	1,152,470

(c)	Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, trade receivables, other receivables, contract assets and other financial assets. The carrying amount of each class of the above assets represents the Group’s maximum exposure to credit risk in relation to the corresponding class of financial assets.
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
For trade receivables and contract assets, an impairment analysis is performed at each financial position date using a provision matrix to measure expected credit losses under the simplified approach. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions. Information based on the provision matrix is disclosed in Note 7 and Note
8
.
Write-off
policy
The allowance account in respect of trade and other receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point, the impaired financial asset is considered irrecoverable and the amount charged to the allowance account is written off against the carrying amount of the impaired financial asset.
The gross carrying amount of a financial asset or contract asset is written off to the extent that there is no realistic prospect of recovery. This is generally the case when the group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.
Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

F-
30

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)	Supplier concentration risk
After the completion of transfer of Kuaidian platform, the related user data and charging station/pile data from the Company to Anji Datacom to address the cybersecurity risk with the promulgation of Cybersecurity Review Measures in 2022 on March 31, 2023. The Company entered into business cooperation agreement with Anji Datacom to receive IT data management services, including the collection, storage, processing and use of the data collected through the Kuaidian platform as well as transaction reconciliation and information verification services in relation to the delivery of charging services for an initial term of five years until March 30, 2027. The contract will be renewed for one year after the initial 5 years if both parties reach an agreement. For the IT data management services, an agreed annual fee is expected to be charged by Anji Datacom for the following five years, subject to an adjustment mechanism. Purchases of services from Anji Datacom accounted for 33% and
9
%
of cost of sales for the years ended December 31, 2022 and 2023, respectively. A significant interruption by Anji Datacom in the delivery of IT data management services could impair the Company’s ability to deliver charging services and could materially adversely impact its consolidated statements of profit or loss and other comprehensive loss and consolidated statements of financial position.

(e)	Customer concentration risk
During the year ended December 31, 2023, besides two customers which have accounted for 23% and 17%, respectively, of the Group’s total revenue there were no other customers have individually accounted for more than 10% of the Group’s total revenue for the year.
No customers have individually accounted for more than 10% of the Group’s total revenue in each of the years ended December 31, 2022 and 2021.

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
The Group’s capital management ensures the Group meets financial covenants attached to the interest-bearing bank borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call loans. There have been no breaches of the financial covenants of any interest-bearing bank borrowings in the current period.
The Group monitors capital using gearing ratio. The following section sets out an analysis of gearing ratio, being total liabilities minus convertible bonds madantorily convertible to the Company’s equity, divided by total assets, for each of the year presented.

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Total interest-bearing bank borrowings	503,155	754,774
Less: Cash and cash equivalents	513,351	436,242
Non-IFRS net debt	(10,196)	318,532
Total equity	438,874	(43,605)
Add: Convertible bonds mandatorily convertible to the Company’s equity	—	112,615
Non-IFRS adjusted total equity	438,874	69,010

Total liabilities	667,061	1,508,704
Less: Convertible bonds mandatorily convertible to the Company’s equity	—	112,615
Non-IFRS adjusted total liabilities	667,061	1,396,089
Total assets	1,105,935	1,465,099

Non-IFRS total liabilities to total assets ratio	0.60	0.95

F-
31

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.3.	Fair value estimation
The table below analyzes the Group’s financial instruments carried at fair value as of each statement of financial position date, by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(1)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(2)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2), and

(3)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)
The following table presents the Group’s financial instruments that are measured at fair value at December 31, 2022 and 2023:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2022
Assets:
Financial assets at fair value through profit or loss	—	—	11,753	11,753
Financial assets at fair value through other comprehensive income	129,060	—	—	129,060

At December 31, 2023
Assets:
Financial assets at fair value through profit or loss	—	—	104,952	104,952
Financial assets at fair value through other comprehensive income	104,970	—	—	104,970

Liabilities:
Convertible bonds	—	—	272,684	272,684

During the year ended December 31, 2023, the Group recognized unrealized loss from financial instruments of RMB101.4 million.

(a)	Financial instruments in Level 3
If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or investor quotes for similar instruments;

•	The discounted cash flow model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate;

•	The latest round of financing, i.e. the prior transaction price or the third-party pricing information, and;

•	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.
Level 3 instruments of the Group’s assets includes long-term investments measured at FVTPL (Note 14), instruments to purchase the Company’s share (Note 14(ii)) and convertible bonds (Note 20). As the instruments are not traded in active markets, their fair values have been determined by using an applicable valuation technique, such as market approach, the Monte Carlo simulation model and binomial tree model, respectively.
Details of movements in the level 3 financial instruments are set out in Note 14 and Note
20
.
The following table summarizes the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements.

F-
32

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Fair values as of December 31,			Change of inputs at December 31,
	2022	2023
Description	RMB’000	RMB’000	Unobservable inputs	2022	2023	Relationship of unobservable inputs to fair value
Investments in unlisted company	6,753	7,895	Expected volatility	52%	26%	The higher the expected volatility, the lower the fair value
			Discount for lack of marketability (“DLOM”)	20%	3%	The higher the DLOM, the lower the fair value
Investments in unlisted company	5,000	10,114	Expected volatility	65%	67%	The higher the expected volatility, the lower the fair value
			Discount for lack of marketability (“DLOM”)	27%	25%	The higher the DLOM, the lower the fair value
Convertible bonds	—	272,684	Expected volatility	NA	Note 20	The higher the expected volatility, the lower the fair value
Prepaid shares repurchase instrument	—	70,119	Expected volatility	NA	Note 14	The higher the expected volatility, the lower the fair value
The carrying amounts of the Group’s financial assets not carried at fair values, including cash and cash equivalents, trade receivables, other receivables and other financial assets, and the Group’s financial liabilities not carried at fair values, including trade payables, other payables and accruals, approximate their fair values due to their short maturities or the interest rates being close to the market interest rates.
During the year ended December 31, 2023
, the Group acquired RMB
3.2
million of level 3
financial instruments through a business combination and RMB
177.1
million
of instruments to purchase the Company’s shares, and issued convertible bonds of
RMB
495.8
million, of which
R
M
B
255.0
 million
of the principal amount had been converted into share capitals in 2023, and
RMB
14.3
 million
from purchasing investments measured at FVTPL. The Group recorded fair value changes of
RMB
204.0
 million (2022
: RMB
1.8
 million)
from remeasurement of financial instruments at FVTPL. There were no other significant additions or disposals of level 3 financial instruments during the period.

4.	Significant accounting judgments, estimates and assumptions
The preparation of financial statements requires the use of accounting estimates which will seldom equal the actual results. Management needs to exercise judgment in applying the Group’s accounting policies.
Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

F-3
3

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)	Revenue recognition
The Group has determined that each membership benefit provided over the membership period is a material right that would need to be accounted for as a performance obligation. Refer to Note 2.20 for details. Determining the transaction price allocated to each performance obligation based on its standalone selling price requires judgment and consideration of all relevant facts and circumstance. In the evaluation of standalone selling price, the Group considers the applicable market conditions and relevant Group-specific factors, including factors that were contemplated in membership agreement with the customer and the estimated costs for specified number of cash coupons and incremental discounts.
The Group determined that it is appropriate based on its specific facts and circumstances to record net losses generated from its mobility and connectivity EV charging orders with net negative revenues in selling and marketing expenses on a transaction by transaction basis. The Group considered the substance of negative revenue arising from incentives to end-users
as marketing related expenses paid to
end-users,
the purpose of which is to encourage user engagement, expand user base on its EV charging business, as well as eventually increasing the commission revenue generated from its EV charging business. These loss orders did not relate to past contracts nor future contracts and were accounted for as a separate unit of account. The excess incentive amount that was reclassified to selling expenses amounted
RMB224.5
million (US$31.6 million), RMB140.8
million and RMB112.8 million
for the years ended December 31, 2023, 2022 and 2021, respectively.
Determining whether the Group is acting as a principal or as an agent when a third-party is involved in the provision of certain services to its customers requires judgment and consideration of all relevant facts and circumstances. In evaluation of the Group’s role as a principal or agent, the Group considers factors to determine whether the Group controls the specified goods or service before it is transferred to the customer including, but not limited to the following: whether the Group (a) is primarily responsible for fulfilling the contract, (b) is subject to inventory risk, and (c) has discretion in establishing prices. Refer to Note 2.20 for details.

(b)	Share-based payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions at the grant date, the Group uses binomial model and Monte-Carlo simulation model for the valuation. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 29.

F-3
4

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
In February 2022, Kuaidian Beijing Power, one of the Group’s wholly owned subsidiary, entered into an asset transfer agreement with Zhejiang Anjijiayu Big Data Technology Service Co., Ltd. (“Anji Datacom”), an independence third party, whereby Kuaidian Power Beijing agreed to sell certain assets to Anji Datacom. These assets include platform mobile application and mini-program (“Kuaidian Platform”) which connect EV users with charging station operators and chargers, user account and information and historical transaction data, IT systems, and IT workforce. The transfer was completed on March 31, 2022.
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
held-for-sale
and discontinued operations because the asset transfer did not constitute a major line of business, and the Group continued to carry out the online charging service solution business subsequent to the asset transfer through the series of Business Cooperative Agreements with Anji Datacom
The Group does not control Anji Datacom under IFRS 10, Consolidated financial statement as it does not have power over Anji Datacom and does not obtain or generate variable returns by involving in relevant activities in Anji Datacom. The Group does not have existing rights, including voting rights, rights to appoint or remove shareholders or officers, veto or other substantive rights, over Anji Datacom. Anji Datacom’s third-party shareholder has substantive voting rights and its shareholder and management make their own independence decisions, including but not limited to approving budgets, and appointing and renumerating its management and employees. Further, Anji Datacom is not a structured entity as it is not restricted to carry out its relevant activities, and it has substantive voting rights and decision-making rights as principal of its relevant activities.
Determining whether the Group has control over Anji Datacom requires judgment and consideration of all relevant contractual arrangements, existing rights, business substance and facts and circumstances specific to Anji Datacom. In assessing control over Anji Datacom, the Group first obtains an understanding of the purpose and design of Anji Datacom, it then determines whether it has power to direct Anji Datacom’s relevant activities, is exposed to variable returns from its involvement with Anji Datacom, and has the ability to use its power to affect Anji Datacom’s returns from its involvement with Anji Datacom.

(f)	Measurement of ECL for trade receivables and other receivables
A number of significant judgments are required in applying the accounting requirements for measuring ECL, such as:

•	Determining the segmentation of debtor groups,

•	Selecting appropriate models and assumptions for the measurement of ECL, and

•	Establishing the relative probability weightings of forward-looking factors.

F-3
5

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment assessment under ECL for trade receivables and other receivables
The Group uses a provision matrix to calculate ECL for trade receivables and other receivables. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.
At every financial position date, the historical observed default rates are reassessed and changes in the forward-looking information are considered. In addition, trade receivables with significant balances and credit impairment are assessed for ECL individually.
The provision of ECL is sensitive to changes in estimates. The information about the ECL is disclosed in Note 7.

(i)	Forward-looking information
In measuring ECL in accordance with IFRS 9, it should consider forward-looking information. The calculation of ECL incorporates forward-looking information through the use of publicly available economic data and forecasts based on assumptions and management judgments to reflect the forward-looking factors and through the use of probability weighted outcomes.

(g)	Measurement of fair value of convertible bonds
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the arrangement. This estimate also requires determination of the most appropriate inputs to the valuation model including stock price, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of convertible bonds at the issue date, the Group uses binomial model for the valuation. The assumptions and models used for estimating fair value for convertible bonds are disclosed in Note 20.

5.	Business combination
On June 20, 2023, the Group acquired a 89.999%
interest in Sinopower. Sinopower is engaged in the rooftop solar energy in Hong Kong. The acquisition was made as part of the Group’s strategy to expand its capabilities in renewable energy solutions and EV charging globally. The purchase consideration for the acquisition of
US$6.1 million (equivalent to RMB43.6 million) was in the form of cash and fully paid at the acquisition date.
Acquisition-related costs amounting to RMB2.0 million
have been excluded from the consideration transferred and have been recognized as an expense in the current year, within the “administrative expenses” line item in the consolidated statements of profit or loss and other comprehensive loss.
The allocation of fair value to the identifiable assets and liabilities of Sinopower as at the date of acquisition is as follows:

F-3
6

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair value recognized on acquisition RMB’000
Total cash consideration	43,567

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	9,519
Inventories, trade receivables and other current assets	34,455
Intangible assets	11,451
Other non-current assets	5,261

Total assets acquired	60,686

Interest-bearing bank borrowings	(15,343)
Trade payables, lease liabilities and other payables	(41,215)
Deferred tax liabilities	(1,691)

Total liabilities assumed	(58,249)

Net assets acquired	2,437

Non-controlling interests	608

Goodwill on acquisition	40,522

An analysis of the cash flows in respect of the acquisition of Sinopower is as follows:

RMB’000
Total cash consideration	(43,567)
Cash and cash equivalents	9,519

Net cash paid for acquisition of a subsidiary included in cash flows from investing activities	(34,048)

Goodwill is attributable to assembled workforce and expected operating and financial synergies from the business combination.
The carrying values of trade receivables and trade payables on date of acquisition approximate their fair values.
Intangible assets included RMB11.5 million of customer contracts intangible assets, which have an estimated useful life of five years.
Since the acquisition, Sinopower contributed RMB86.1 million to the Group’s revenue and RMB2.7 million to the consolidated loss
for the year ended December 31, 2023.
Sinopower contributed RMB90.9 million to the Group’s revenue and RMB15.8 million to the consolidated loss for the year ended December 31, 2023, as though the acquisition date had been as of the beginning of the annual reporting period.

6.	Cash and cash equivalents

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Cash at bank	512,453	432,892
Deposits held at licensed payment platforms	898	3,350

Total	513,351	436,242

As at December 31, 2023, cash and cash equivalents situated in Chinese Mainland amounted to RMB400.1 million (2022: RMB503.9 million). Remittance of funds out of Chinese Mainland is subject to relevant rules and regulations of foreign exchange control.
As at December 31, 2023, RMB16.9 million of cash at bank was held in accounts where the usage is restricted to certain business purposes (2022:RMB nil).

F-3
7

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Trade receivables

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Trade receivables	152,256	133,657
Provision on impairment	(22,252)	(60,513)

Total	130,004	73,144

The following is an aging analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2022	2023
	RMB’000	RMB’000
0 – 90 days	124,736	29,865
91 – 180 days	1,029	17,331
181 – 365 days	10,480	26,216
1 – 2 years	14,852	52,100
2 – 3 years	1,159	7,843
Over 3 years	—	302

Total	152,256	133,657

The Group uses a provision matrix to calculate ECL for trade receivables that result from transactions within the scope of IFRS 15. The provision rate are based on debtor’s aging as groupings for various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration forward-looking information that is reasonable, supportable and available without undue costs and effort. The allowance for expected credit loss was RMB38.2 million
,
RMB19.8
million and RMB2.5 million, respectively, during the years ended December 31, 2023, 2022 and 2021.
The movement in the expected credit loss allowance for trade receivables during the years indicated are as follows:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Beginning of the year	2,470	22,252
Arising from business combination	—	105
Provision for expected credit loss, net	19,782	38,156

End of the year	22,252	60,513

The ECL as of December 31, 2022 and 2023 was determined as follows:

	Within 1 year	1-2 years	2-3 years	Over 3 years
As of December 31, 2022:
Expected credit loss rate	6.4%	11.9%	84.0%	—
Gross carrying amount (RMB’000)	133,353	5,903	272	—

Allowance of expected credit loss (RMB’000)	8,595	701	228	—

As of December 31, 2023:
Expected credit loss rate	9.6%	20.8%	55.3%	—
Gross carrying amount (RMB’000)	71,938	9,994	371	—

Allowance of expected credit loss (RMB’000)	6,879	2,076	205	—

Other than above allowance of expected credit loss calculated by provision matrix, as of December 31, 2023 and 2022, impairment allowances was fully made for specific trade receivables with gross amount of RMB51.4 million (2022: RMB12.7 million) and RMB51.4 million (2022: RMB0.6 million) which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts.

F-3
8

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Contract assets

	As of December 31,
	2022	2023
	RMB’000	RMB’000

Arising from performance under construction contracts	—	88,637
Provision on impairment	—	(10,953)

Total	—	77,684

The Group has considered historical default rates taking into consideration of forward
-looking information to assess ECL for contract assets. All of the contract assets are expected to be recovered within one year.
The ECL as of December 31, 2023 was determined as follows:

	Within 1 year	1-2 years	2-3 years	Over 3 years
As of December 31, 2023:
Expected credit loss rate	9.6%	—	—	—
Gross carrying amount (RMB’000)	85,902	—	—	—

Allowance of expected credit loss (RMB’000)	8,218	—	—	—

Other than above allowance of expected credit loss calculated by provision matrix, as of December 31, 2023, impairment allowance was fully made for specific contract assets with gross amount of RMB2.7 million which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts.

9.	Inventories

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Work in progress	—	4,798
Finished goods	—	17,660

Total	—	22,458

10.	Prepayments, other receivables and other assets
The detail information of prepayments, other receivables and other assets for the years ended December 31, 2022 and 2023 is as below:

	As of December 31,
	2022	2023
	RMB’000	RMB’000

Prepayments to charging stations	220,510	110,766
Prepayments for chargers procurement	35,519	55,983
Prepayment for rental, facility and utilities	3,166	57,681
Miscellaneous prepayments	1,583	7,136
Value-added tax deductible	2,628	59,011
Amount due from related parties (Note 33)	—	27,703
Others	24,029	118,097

Total	287,435	436,377

The credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.
Expected credit losses for other receivables are estimated by applying a loss rate approach with reference to the days past due for groupings of parties with similar loss patterns. The loss rate is adjusted to reflect the current conditions and forecasts of future economic conditions, as appropriate.
For
the credit risk of financial assets included in other receivables as of December 31, 2022 and 2023
,
RMB24.0 million and RMB121.7 million is at Stage 1 and the Group estimated that the expected credit loss for these receivable were minimal under the
12-month
expected loss method; RMB6.3 million and RMB16.5 million is at Stage 3 and impairment allowances was fully made for these receivables.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the years ended December 31 2021, 2022 and 2023, the Group made credit loss provision on other receivables of RMB
3.9
million
,
RMB
1.2

million and RMB20.1 million, respectively, which are mainly related to doubtful other receivables.

11.	Financial instruments by category
The detail information of financial instruments by category during the years ended December 31, 2022 and 2023 is as below:

	As of December 31,
	2022	2023
	RMB’000	RMB’000

Assets as per statement of financial position
Financial assets measured at fair value:
—Financial assets at fair value through profit or loss	11,753	104,952
—Financial assets at fair value through other comprehensive income	129,060	104,970

	140,813	209,922

Financial assets measured at amortized costs:
—Trade receivables	130,004	73,144
—Financial assets including in other receivables and deposits	24,028	137,801
—Other financial assets	—	128,616
—Cash and cash equivalents	513,351	436,242

	667,383	775,803

Total	808,196	985,725

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Liabilities as per statement of financial position
Financial liabilities measured at fair value:
— Convertible bonds	—	272,684

Financial liabilities measured at amortized cost:
— Interest-bearing bank borrowings	503,155	754,774
— Trade payables	49,239	152,066
— Financial liabilities including in other payables and accruals	21,282	119,962
— Revenue-based financing	—	21,628
— Lease liabilities	16,180	14,090

	589,856	1,062,520

Total	589,856	1,335,204

Notes:
As of December 31, 2022 and 2023 the credit risk of cash and cash equivalents is at Stage 1 and the Group estimated that the expected credit loss for these balances were minimal.
Trade payables are
non-interest
bearing and have an average term of three months.
Other payables are
non-interest
bearing and have an average term of three months.

12.	Intangible assets, net

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Software	1,000	3,717
Customer contracts	—	11,328

Total cost	1,000	15,045
Less: Accumulated amortization	(167)	(1,725)

Intangible assets, net	833	13,320

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Leases
The carrying amounts of
right-of-use
assets are as below:

	Office buildings	Charging stations	Total
	RMB’000	RMB’000	RMB’000
Year ended December 31, 2022
Opening net book amount	13,790	5,976	19,766
Additions	3,154	4,109	7,263
Depreciation charge	(4,386)	(4,833)	(9,219)
Revision of a lease term arising from a change in the non-cancellable period of a lease	—	(780)	(780)

Closing net book amount	12,558	4,472	17,030

As of December 31, 2022
Cost	27,505	10,828	38,333
Accumulated depreciation	(14,947)	(6,356)	(21,303)
Net book value	12,558	4,472	17,030

Year ended December 31, 2023
Opening net book amount	12,558	4,472	17,030
Arising from business combination	5,018	—	5,018
Additions	3,725	791	4,516
Depreciation charge	(5,532)	(2,628)	(8,160)
Disposals	(3,538)	(840)	(4,378)
Revision of a lease term arising from a change in the non-cancellable period of a lease	—	—	—
Closing net book amount	12,231	1,795	14,026

As of December 31, 2023
Cost	34,921	10,779	45,700
Accumulated depreciation	(22,690)	(8,984)	(31,674)
Net book value	12,231	1,795	14,026

(a)	Items recognized in the consolidated statements of financial position

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Right-of-use assets
Office buildings	12,558	12,231
Charging stations	4,472	1,795

Total	17,030	14,026

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Lease liabilities
Current	6,853	7,154
Non-current	9,327	6,936

Total	16,180	14,090

NAAS
TECHNOLOGY
INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Items recognized in the consolidated statements of profit or loss and other comprehensive loss
The consolidated statements of profit or loss and other comprehensive loss shows the following amounts relating to leases:

	As of December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets
Office buildings	4,523	4,386	5,532
Charging stations	1,992	4,833	2,628
Interest expense (included in finance costs)	1,097	1,089	783
Expense relating to short-term leases not included in lease liabilities (included in cost of revenues, selling and marketing expenses, administrative expenses and research and development expenses)	3,837	9,739	16,732

Total	11,449	20,047	25,675

The total cash outflows in financing activities for leases during the years ended December 31, 2021,

2022 and 2023 are as below:

	As of December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Principal elements of lease payments	1,881	6,834	7,231
Related interest paid	193	388	714

Total	2,074	7,222	7,945

The total cash outflows in operating activities for leases during the years ended December 31, 2021, 2022 and 2023 were RMB3.8 million, RMB9.7 million and RMB16.7 million, respectively.
The weighted average incremental borrowing rate applied to the lease liabilities was 4.18%
per annum during the year ended December 31, 2023 (2022 :6%).

(c)	Set out below are the carrying amounts of lease liabilities and the movements during the period:

	Office buildings	Charging stations	Total
	RMB’000	RMB’000	RMB’000
Beginning at January 1, 2022	13,902	5,731	19,633
New leases	3,154	4,109	7,263
Accretion of interest recognized during the year	793	296	1,089
Payments	(5,230)	(5,778)	(11,008)
Revision of a lease term arising from a change in the non-cancellable period of a lease	—	(797)	(797)

Year ended December 31, 2022	12,619	3,561	16,180

Arising from business combination	5,289	—	5,289
New leases	3,725	791	4,516
Accretion of interest recognized during the year	678	105	783
Payments	(6,049)	(1,896)	(7,945)
Disposals	(3,849)	(884)	(4,733)

Year ended December 31, 2023	12,413	1,677	14,090

The maturity analysis of lease liabilities is disclosed in Note 3.1.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Financial assets at fair value through profit or loss

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Current assets
Investment	—	45
Prepaid shares repurchase instrument (note ii)	—	70,119

Total	—	70,164

Non-current assets
Insurance and Financial management	—	2,862
Investment (note i)	11,753	31,926

Total	11,753	34,788

(i)	Investment
The Group invested in equity of companies without significant influence, which is measured at fair value through profit or loss as the Group has not elected to recognize the fair value gain or loss through other comprehensive income. For the major assumptions used in the valuation for the investment, please refer to note 3.3.

(ii)	Prepaid shares repurchase instrument
As of December 31, 2023, the Group’s financial assets measured at fair value through profit or loss included an amount of RMB70.1 million related to an instrument under which the Group has rights to purchase a fixed number of the Company’s American depository shares (“ADSs”), each representing ten ordinary shares of the Company, from LMR Multi Strategy Master Fund Limited (“LMR”). The Group also has the right to request settlement of the purchased ADSs in cash, which is computed based on the cash settlement price per ADS as specified in the agreement.
The following table presents the movement of financial assets at FVTPL during the years.

	As of December 31,
	2022	2023
	RMB’000	RMB’000
At the beginning of the year	5,000	11,753
Additions	5,000	207,941
Fair value change	1,753	(87,519)
Arising from business combination	—	3,238
Disposal	—	(30,461)

At the end of the year	11,753	104,952

The fair value of the instrument was determined using the binomial option valuation model, with the assistance from a third-party appraiser. The following table lists the inputs to the model used for the valuation of the prepaid shares repurchase instrument for the year ended December 31, 2023:

Model used	Binomial

Expected volatility (%)	70.36% - 75.03%
Risk–free interest rate (%)	5.08% - 5.24%
Bond Maturity	0.51 - 0.68
Weighted average share price	US$1.52

15.	Financial assets at fair value through other comprehensive income

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Investment (note i)	129,060	104,970

(i)	Investment

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group invested in an investee company in the form of publicly traded ordinary shares without obtaining significant influence and such investment is managed on fair value. In 2023, the Group received cash dividend of RMB4.3
million from the investee company.

	As of December 31,
	2022	2023
	RMB’000	RMB’000
At the beginning of the year	—	129,060
Additions	139,203	—
Fair value change	(10,143)	(24,090)

At the end of the year	129,060	104,970

16.	Property, plant and equipment

Electronic and office equipment
RMB’000

At January 1, 2023
Cost	2,868
Accumulated depreciation	(268)

Net carrying amount	2,600

At January 1, 2023, net of accumulated depreciation	2,600
Additions	2,778
Arising from business combination	186
Depreciation provided during the year	(1,186)

At December 31, 2023, net of accumulated depreciation	4,378

At December 31, 2023
Cost	6,199
Accumulated depreciation	(1,821)

Net carrying amount	4,378

17.	Interest-bearing bank borrowings

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Current interest-bearing bank borrowings	38,000	72,953
Non-current interest-bearing bank borrowings	465,155	681,821

Total interest-bearing bank borrowings (Note 30(b))	503,155	754,774

(i)	Current interest-bearing bank borrowings
As of December 31, 2022 and 2023, the current interest-bearing bank borrowings were repayable
within one year or on demand and charged interest rates ranging from 4.5% to 5.5% and 3.5% to 15% per annum, respectively. The borrowings are primarily denominated in RMB.

(ii)	Non-current interest-bearing bank borrowings

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2023, the
non-current
interest-bearing bank borrowings charged
interest
rate
s
ranging from 4.2% to 5.5% per annum. The borrowings are primarily denominated in RMB.
The total amount of new banking facility is RMB380.3 million in 2023. The loan is mostly repayable until June 30, 2025, partially repayable until July 1, 2024 and December 25, 2024, which was guaranteed by the parent, NewLink Group and its two subsidiaries.

18.	Trade payables

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Payables for charging services	38,943	69,129
Payables for energy solutions	10,296	82,937

Total	49,239	152,066

19.	Other payables and accruals

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Contract liabilities (Note i)	33,543	101,053
Employee benefit payables	21,155	44,589
Accrued expenses	20,376	114,606
Other taxes payable	5,855	5,771
Revenue-based financing	—	21,628
Others	906	5,356

Total	81,835	293,003

The Group obtained revenue-based financing from a third-party where the Group receives capital to fund the costs of full operation model charging stations in exchange for agreed portion of the Group’s daily revenue from the relevant stations for a fixed period. The Group is not obliged to repay any minimum or fixed amount of capital under such arrangements.

(i)	Details of contract liabilities are as follows:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Advances received from customer to purchase energy solutions	3,869	51,926
Advances received from customers for c harging services discount packages	24,585	32,446
Advances from platform users	2,185	12,682
Deferred income	1,974	3,342
Others	930	657

Total	33,543	101,053

Advances received from customers for charging services discount packages mainly are receivable from VIP membership and coupon sales, customer advances. The increase of contract liabilities in 2023 was mainly due to customer advances collected form energy solutions sales and the increase of balance of unutilized VIP membership and coupons.
Set out below is the amount of revenue recognized from:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
Amount included in contract liabilities at the beginning of the year	5,365	33,543

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has elected the practical expedient of not to disclose the remaining performance obligations for its revenue contracts because the performance obligation is part of a contract that has an original expected duration of one year or less.
Other taxes payable primarily represent value-added tax (“VAT”) and related surcharges, and PRC individual income tax of employees withheld by the Group.
The deferred income is unconsumed carbon credits with a validity term of 6 months since granted.

20.	Convertible bonds
On July 6, 2023, and September 5, 2023, the Company issued convertible bo
nds
 to LMR with an aggregate principal amount of US$30,000,000 which is due and mandatorily convertible to the Company’s ADSs
 on July 3, 2024 and US$40,000,000 which is due on September 2, 2024, respectively. For any principal amount of convertible bonds outstanding, the Company would issue payment in kind note to the LMR at the end of each quarter where the amount of such note is calculated at 5%
per annum with reference to the principal amount of convertible bonds outstanding during the relevant quarter. Such convertible bonds and payment in kind notes are convertible to the Company’s ADSs, each representing ten Class A ordinary shares of the Company, at certain variable price determined with reference to the market price of the Company’s ADSs prevailing shortly prior to the conversion. In the event that the entire principal amount of the July 2023 LMR Convertible
Bond
 is fully converted prior to its maturity date on July 3, 2024, the Company agree to further issue and sell, and LMR agrees to purchase, an additional note in the principal amou nt of US$25,000,000 at the issue price of US$25,000,000 with substantially similar terms as the July 2023 LMR Convertible
Bond
.
These convertible bonds were initially measured at fair value and subsequently carried at fair value through profit or loss pursuant to the Company’s election to apply the fair value option. Refer to note 3.3 for fair value measurements.
During the period from August 17, 2023 to December 31, 2023, LMR converted an aggregate principal amount of US$36,000,000
of the convertible bonds into the Company’s ADSs, each representing ten Class A ordinary shares of the Company.
The movements of convertible bonds during the reporting periods presented are set out as below:

	As of December 31,
	2022	2023
	RMB’000	RMB’000
At the beginning of the year	—	—
New issuance	—	474,117
Fair value change	—	116,520
Conversion to shares (Note 21)	—	(319,335)
Foreign exchange movement	—	1,382

At the end of the year	—	272,684

The fair value of the convertible bonds was determined using the binomial option valuation model, with the assistance from a third-party appraiser. The following table lists the inputs to the models used for the valuation of the convertible bonds for the year ended December 31, 2023:

Model used	Binomial
Expected volatility (%)	70.36% - 78.64%
Risk–free interest rate (%)	5.08% - 5.49%
Bond Maturity	0.51 - 0.94
Weighted average share price	US$1.52 - US$6.63

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS

21.	Share capital and additional paid in capital

	Number of ordinary shares	Nominal value of ordinary shares	Combined capital	Subscription receivable	Additional paid-in capital	Total
		USD	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2022 (note i)	500	1	—	—	423,329	423,329
Subdivision of shares (note ii)	4,500	—	—	—	—	—
Stock dividend to the controlling shareholder (note ii)	49,995,000	5,000	32	—	(32)	—
Conversion of preferred shares to shares (note iii)	326,976,779	3,269,768	21,905	—	3,712,984	3,734,889
Recapitalization upon the Merger (note ii)	1,597,547,772	16,470,477	110,343	—	(110,343)	—
Deemed issuance of shares upon the Merger transaction	161,713,040	1,617,130	10,226	—	1,881,758	1,891,984
Issuance of shares (note iv)	57,570,524	575,705	4,005	—	204,690	208,695
Exercise of option	3,170,010	31,700	219	—	5,203	5,422
Contribution from the controlling shareholder (Note 33)	—	—	—	—	27,179	27,179
Share-based payments from the Company (Note 29)	—	—	—	—	195,669	195,669
Share-based payments from the controlling shareholder (Note 29)	—	—	—	—	18,163	18,163
At December 31, 2022	2,196,978,125	21,969,781	146,730	—	6,358,600	6,505,330
At January 1, 2023	2,196,978,125	21,969,781	146,730	—	6,358,600	6,505,330
Issuance of shares (note iv)	101,000,000	1,010,000	7,175	(4,696)	146,532	149,011
Transaction cost related to issuance of shares	—	—	—	—	(18,285)	(18,285)
Share-based payments from the Company (Note 29)	—	—	—	—	393,825	393,825
Share-based payments from the controlling shareholder (Note 29)	—	—	—	—	5,251	5,251
Conversion of convertible bonds to shares (note v)	108,760,310	1,087,603	7,807	—	311,528	319,335
Exercise of option	48,463,868	484,639	3,471	—	(1,110)	2,361
At December 31, 2023	2,455,202,303	24,552,023	165,183	(4,696)	7,196,341	7,356,828
Notes:

(i)	In July 2019, 100 ordinary shares of Dada were allotted and issued to the controlling shareholder, of par value US$0.001.

In November 2020, 400 ordinary shares of Dada were allotted and issued to the controlling shareholder, which is effectively a 1-to-5 share subdivision.

(ii)	In January 2022, each existing issued and unissued share of par value US$0.001 each in the share capital of Dada was subdivided into 10 shares of par value US$0.0001.

In January 2022, 49,995,000 ordinary shares of Dada were allotted and issued to the controlling shareholder, which is effectively a 1-to-10,000 share subdivision.

Upon the Merger, each existing issued and unissued share of par value US$0.0001 each in the share capital of Dada was cance
l
led in exchange for the right to receive 32.951 ordinary shares of the Company.

The above events mentioned in note (ii) are collectively referred as the “Share Subdivision”.

All number of share and share capital amount presented in the financial statements are retroactively adjusted and presented to reflect the effect of the Share Subdivision, except for amounts on consolidated statements of changes in equity and in this Note
2
1.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii)
In January and March 2022, the Group issued convertible redeemable preferred shares of Dada for a total cash consideration of RMB556.4 million. The convertible redeemable preferred shares were automatically converted to ordinary shares of Dada in June 2022.

(iv)
In December 2022, an institution
al
investor purchased a total of 57,570,524 newly issued Class A ordinary shares through a private placement, with a total purchase price of US$30 million (RMB208.7 million).

In May 2023, the Company issued 35,000,000 Class A ordinary shares of US$0.6 each in a private placement. These new shares were issued under the general mandate granted to the directors of the Company at the annual general meeting of the Company held on May 19, 2023 and rank pari passu with other shares in issue in all respects.

In November 2023, the Company issued
 66,000,000
Class A ordinary shares, equivalent to share capital of
 US$0.7
million, for which subscription receivable was approximately

R
MB
4.7
million as at December 31, 2023.

(v)
In August 2023, September 2023, October 2023 and November 2023, the Company issued 108,760,310
Class A ordinary shares upon the conversion of certain convertible bonds issued to LMR in aggregate (Note 20).

(vi)
The Company’s ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights, preferences and restrictions except for voting and conversion rights.

The Company’s authorized share capital was increased by (i) the creation of an additional 5,300,000,000 Class A ordinary shares of a par value of US$0.01 each, and (ii) the creation of 2,200,000,000 additional shares as such class or series (however designated) as the board of directors of the Company may determine in accordance with the Second Amended and Restated Memorandum and Articles of Association in April 2023. As of December 31, 2023, the Company

had
 6,000,000,000, 300,000,000, 1,400,000,000 Class A, B, C ordinary shares authorized (US$0.01 par value), and 2,300,000,000
Shares as such Class or series (however designated) as the board of directors of the Group may determine in accordance with articles, and 847,654,531, 242,662,399, 1,364,885,373 Class A, B, C ordinary shares issued and outstanding, respectively.
Voting rights. The Company’s ordinary shares are issued in registered form and are issued when registered in our register of members. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively.
Conversion. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares and vice versa. Any number of Class B ordinary shares or Class C ordinary shares, as the case may be, held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of any change in ownership or voting power of Mr. Zhen Dai or his affiliates (excluding NewLink) or the incapacity of Mr. Zhen Dai.

22.	Revenues

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Charging services revenues	29,607	82,590	129,107
Energy solutions revenues	2,989	8,115	187,260
New initiatives revenues	857	2,109	3,711

Total revenues	33,453	92,814	320,078

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Timing of revenue recognition
Goods and services transferred at a point in time	33,453	92,814	162,333
Goods and services transferred over time	—	—	157,745

Total revenues	33,453	92,814	320,078

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS

23.	Other gains, net

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Non-operating income	138	7,617	24,805
Non-operating expenses	—	(300)	(334)

Total	138	7,317	24,471

Non-operating
income mainly comprises interest income, investment income and exchange gains and losses
.

24.	Operating costs and expenses by nature

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Equity-settled listing costs	—	1,912,693	—
Employee benefit expenses	112,102	341,608	654,617
Professional service fee	8,787	66,657	144,948
Market incentives for charging service	105,939	120,461	231,121
Promotion and advertising	17,925	24,844	42,665
Costs of energy solutions revenues	—	—	146,401
Costs of charging services revenues	7,965	21,936	21,167
Traveling, entertainment and general office expenses	7,640	15,879	27,975
Rental, facility and utilities	4,277	12,500	26,264
Depreciation of right-of-use assets	6,515	9,219	8,160
Depreciation of property, plant and equipment	58	210	1,186
Amortization of intangible assets	—	167	1,558
Bandwidth expenses and server custody costs	4,331	4,914	3,585
Payment processing cost	3,893	2,427	1,067
Impairment loss on financial assets and other items under expected credit loss model	6,964	22,042	74,728
Provision for inventories loss	—	—	14,409
Others	1,242	5,058	11,063

Total operating costs and expenses	287,638	2,560,615	1,410,914

25.	Fair value changes
The fair value loss of the year ended December 31, 2023 was RMB204.0 million (2022: RMB3,156.7 million), which was mainly due to the fair value changes of convertible instruments and financial instruments at FVTPL (Note 14).

26.	Finance costs

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Interest expense from bank borrowings	—	9,149	31,480
Interest expense from lease liabilities	1,097	1,089	783
Others	—	37	697

Finance costs	1,097	10,275	32,960

27.	Taxation

(a)	Income tax expenses
Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands
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

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered
profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. The provision for Hong Kong Profit tax for 2023 is RMB0.6 million (2022: nil).

(iii)	PRC Enterprise Income Tax (“EIT”)
The income tax provision of the Group in respect of its operations in PRC was subject to statutory tax rate of 25% on the assessable profits for the years ended December 31, 2022 and 2023 based on the existing legislation, interpretation and practices in respect thereof.

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
The income tax expenses of the Group during the years ended December 31, 2021, 2022 and 2023 are analyzed as follows:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Current income tax	5,318	9,423	2,980
Deferred income tax	—	438	806

Total income tax expense	5,318	9,861	3,786

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate of 25% in mainland China, being the tax rate applicable to the majority of consolidated entities as follows:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loss before income tax	(255,144)	(5,627,504)	(1,303,364)
Tax calculated at statutory income tax rate of 25% in mainland China	(63,786)	(1,406,876)	(325,841)
Tax effects of:
Effect of differing tax rates in different jurisdictions	—	1,272,471	65,790
Expenses not deductible for income tax purposes	1,069	137,862	122,634
Effect of deductible temporary differences not recognized	—	—	23,771
Effect of tax loss not recognized	68,035	37,283	140,493
Effect of tax exemptions	—	—	(456)
Utilization of tax loss previously not recognized	—	(30,879)	(1,660)
Utilization of deductible temporary differences previously not recognized	—	—	(17,657)
Others	—	—	(3,288)

	5,318	9,861	3,786

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Deferred income tax
As at December 31, 2022 and 2023, the Group did not recognize deferred income tax assets from tax
losses and deductible temporary differences. The key factors which have influenced management in arriving at this evaluation are the fact that the Group has not yet a history of making profits and product development remains at an early stage.
As of December 31, 2023, the total unrecorded tax losses carried forward w ere
 RMB789.5 million (2022: RMB231.4 million), most of which will be expired in one to five years other than RMB13.2 million (2022:RMB6.1 million)
that are available indefinitely for the offsetting against future taxable profit. As of December 31, 2023, the total unrecognized deductible temporary differences w ere

RMB95.1
million (2022: nil).

28.	Loss per share

(a)	Basic loss per share
Basic loss per share for the years ended December 31, 2021, 2022 and 2023 are calculated by dividing the net loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.
The weighted average number of ordinary shares for the purpose of basic and diluted loss per share for the years ended December 31, 2021 and 2022 were retrospectively adjusted to reflect the Share Subdivision described in Note 21.

	Year ended December 31,
	2021	2022	2023
Net loss attributable to equity holders of the Company (RMB’000)	260,462	5,637,365	1,306,913
Weighted average number of ordinary shares in issue	1,647,547,772	1,927,746,700	2,259,760,407

Basic loss per share (RMB per share)	0.16	2.92	0.58

(b)	Diluted loss per share
Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. During the year ended December 31, 2022 and 2023, the Company has no dilutive potential ordinary shares as the effects of all potential ordinary shares are determined to be anti-dilutive.
The computation
s
of basic and diluted loss per Class A, Class B and Class C ordinary share are the same as they have the same rights to participate in profits and are all treated as ordinary shares on an as converted basis.

29.	Share-based payments
RISE
Share
Incentive
Plans
Before the Merger, RISE operated several Share Incentive Plans (the “RISE Plans”) under which the outstanding granted share options of 3,966,704 were all vested and exercisable as of June 10, 2022. All awards under RISE Plans that were outstanding immediately prior to the Merger were automatically cancel
l
ed and extinguished, except that each vested option to purchase ordinary shares that was outstanding immediately prior to the Merger was converted into an option to purchase Class A ordinary shares of the Company. During the period from the June 10, 2022 to December 31, 2022, 3,170,010 share options exercised during the year resulted in the issuance of 3,170,010 Class A ordinary shares of the Company. The weighted average exercise price at the date of exercise of these options was US$0.25. As of December 31, 2022, the remaining unexercised share options were expired.
2022 Share Incentive Plan
In January 2022, the Board of Directors of Dada approved the Dada Share Incentive Plan (the “2022 Share Incentive Plan”), which has a term of 10 years. Under the 2022 Share Incentive Plan, Dada reserved options to its eligible employees, directors and officers of the Dada for the purchase of 224,665,915 of the Dada’s ordinary shares in aggregate. The exercise price for such options is US$0.000003 to US$0.3 per share.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2022, the Company granted certain share options under the 2022 Share Incentive Plan. Most of those share options granted under the 2022 Share Incentive Plan were vested over 3 to 5 years. The contractual term of those

share options is 10 years.
The fair value of the share options was determined using the binomial option valuation model, with

the assistance from a third party appraiser. The binomial model requires the input of a few key assumptions. For expected volatility,

the

Company made reference to the Company’s own listed share price and historical volatility of several comparable companies due to its short history of being listed.
On March 18, 2022
,
the Board of Directors of Dada approved certain grant to two of the Group’s directors and executive officers of share options with vesting condition that 50% will vest subject to completion of the Merger, and with market conditions that 25% and 25% will vest, respectively, when the market capitalization of 100% of the equity securities of the Company after the consummation of the Merger equals or exceeds two targeted market capitalization over a period of pre-agreed
consecutive trading days, respectively. The fair value of share options granted subject to market condition is estimated at the date of grant using a Monte-Carlo simulation model, taking into account the terms and conditions on which the share options were granted. As the grant has a variable vesting period due to the market conditions, share based payment expenses is recognized based on an estimated expected vesting period of 9.13 years and 9.53 years, respectively, consistent with the assumptions used in the Monte-Carlo simulation model.
There are no cash settlement alternatives for the employees, and the Group does not have a past practice of cash settlement for these awards. The Group’s awards are accounted for as equity awards.
In February and March 2022, certain employees resigned and joined Anji Datacom, due to the Asset Transfer. The Group agreed that all unvested options of those employees became immediately vested upon resignation. The Group expenses all unvested options upon the accelerated vesting in the consolidated statement of profit or loss and other comprehensive income.
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
The following table illustrates the number and weighted average exercise prices of, and movements in, the 2022 Share Incentive Plan during the year ended December 31, 2022:

	Number of options	Weighted average exercise prices
		US$
Awarded and unvested as of December 31, 2021	—	N/A

Granted	228,189,750	0.00	*

Forfeited	(20,317,822)	0.00	*

Exercised	—	N/A

Carried over to New 2022 Share Incentive Plans	207,871,928	0.00	*

Outstanding as of December 31,2022	—	N/A

*	Representing amount less than US$0.005.
The following tables list the inputs to the models used for the valuation of the share options for the year ended December 31, 2022:

Model used	Binomial	Monte Carlo
Weighted average fair values at the measurement date	$0.27	$0.03
Expected volatility (%)	64.78% - 67.38%	63.11%
Risk–free interest rate (%)	1.81% - 3.72%	2.14%
Expected life of share options (years)	10	9.13 - 9.53
Weighted average share price	$0.28	$0.24
The New 2022 Share Incentive Plans
In September 2022, the Board of Directors of NaaS approved the New 2022 Share Incentive Plan of NaaS (the “New 2022 Share Incentive Plan”) to replace the 2022 Share Incentive Plan. The New 2022 Share Incentive Plan has a term of 10 years. The maximum number of Class A ordinary shares available to be issued under the New 2022 Share Incentive Plan is initially
249,770,760
and will be increased on the first day of each fiscal year from
January 1, 2023
by an amount equal to
1
% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise decided by our board of directors. The exercise price for such options is US$
0.0001
to US$
0.3
per share.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2023, the Board of Directors of NaaS approved the Amended and Restated New 2022 Share Incentive Plan, pursuant to which the maximum number of Class A ordinary shares of the Company available to be issued under the Amended and Restated New 2022 Share Incentive Plan will be initially 413,921,180, plus commencing no earlier than January 1, 2024, an increase on the first day of each fiscal year, a number equal to 1% of the then total number of shares issued and outstanding on an as converted and fully-diluted basis on the last day of the immediately preceding fiscal year, unless otherwise decided by our board of directors.
In December 2023, the Board of Directors of NaaS approved the Second Amended and Restated
New
2022 Share Incentive Plan, pursuant to which the maximum number of Class A ordinary shares of the Company available to be issued under the Amended and Restated New 2022 Share Incentive Plan will be initially 490,563,333, plus commencing no earlier than January 1, 2024, an increase on the first day of each fiscal year, a number equal to 1% of the then total number of shares issued and outstanding on an as converted and fully-diluted basis on the last day of the immediately preceding fiscal year, unless otherwise decided by our board of directors
Outstanding awards under the 2022 Share Incentive Plan remain valid and are governed by, and counted towards the total number of shares available under the New 2022 Share Incentive Plan. The Company reserved options to its eligible employees, directors and officers of the Company for the purchase of
224,665,915
of the Company’s Class A ordinary shares in aggregate. The Company granted
195,763,865
share options under the New 2022 Share Incentive Plan to the original grantees as replacement awards for the 2022 Share Incentive Plan. Such replacement was accounted for as a modification of share options; the incremental cost immediately before and after the replacement was immaterial.
During the period from the September 29, 2022 to December 31, 2022, the Company granted additional share options under the New 2022 Share Incentive Plan. Most of the share options granted under the 2022 Share Incentive Plan were vested over
3
to 5 years. The contractual term of the those share options is 10 years.
During the year ended December 31, 2023, the Company granted 7,656,590 shares to certain suppliers in lieu of cash payment.
During the year ended December 31, 2023, share-based compensation from ESOP included RMB186.1 million of charges arose from modification of the terms of certain share options granted in 2022.
There are no cash settlement alternatives for the employees, directors and officers, and the Group does not have any past practices of cash settlement for these awards. The Group’s awards are accounted for as equity awards.
The following table illustrates the number and weighted average exercise prices of, and movements in the New 2022 Share Incentive Plan during the year
s
ended December 31, 2022 and 2023:

	Number of options	Weighted average exercise prices
		US$
Awarded and unvested as of December 31, 2021	—	N/A

Assumed from 2022 Share Incentive Plan	207,871,928	0.00	*

Granted	2,399,810	0.15

Forfeited	(157,310)	0.01

Exercised	—	N/A

Outstanding as of December 31,2022	210,114,428	0.00	*

Exercisable as of 31 December 2022	104,527,155	0.00	*

	Number of options	Weighted average exercise prices
		US$
Outstanding as of December 31, 2022	210,114,428	0.00	*

Granted	199,457,890	0.08

Forfeited	(27,590,368)	0.10

Exercised	(48,463,868)	0.01

Outstanding as of December 31,2023	333,518,082	0.04

Exercisable as of 31 December 2023	204,896,622	0.00	*

*	Representing amount less than US$0.005.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following tables list the inputs to the models used for the valuation of the share options for the year ended December 31, 2023:

	Binomial	Monte Carlo
Weighted average fair values at the measurement date	$0.46	$0.23-$0.58
Expected volatility (%)	66.48% - 67.66%	61.07% - 61.16%
Risk–free interest rate (%)	3.48% - 4.59%	3.76% - 3.82%
Expected life of share options (years)	9.85	8.72 - 8.75
Weighted average share price	$0.52	$0.59
The weighted average remaining contractual life for the share options outstanding as at December 31, 2023 wa
s 8.8
 years (2022: 9.1 years). The weighted average fair value of options granted during the year ended December 31, 2023 was $
0.43
 (2022: $0.20).
NewLink Share Incentive
Plan
The Group was historically part of NewLink’s businesses and were conducted by NewLink and its consolidated entities at the time. For the years ended 2022 and 2023, NewLink granted share options under NewLink 2020 Share Incentive Plan to certain of its employees associated with the Group’s charging business, which were subsequently transferred to the Group. The Group, as the entity receiving services, accounted for such transaction as the entity receiving services, accounted for such transaction as equity settled share based payments as the Group does not have the obligation to settle. In February and March 2022, certain employees resigned and joined Anji Dadacom due to the Asset Transfer. NewLink agreed that all unvested options of those employees became immediately vested upon resignation. The Group expenses all unvested options upon the accelerated vesting in the consolidated statement of profit or loss and other comprehensive income.
The following table illustrates the number and weighted average exercise prices of, and movements in, the NewLink 2020 Share Incentive Plan during the years ended December 31, 2022 and 2023:

	2022	2022		2023	2023
	Number of options	Weighted average exercise prices		Number of options	Weighted average exercise prices
		US$			US$
Outstanding as of January 1	3,310,722	0.00	*	3,856,621	0.08
Granted	932,000	0.32		103,610	0.00
Forfeited	(386,101)	0.00	*	(711,985)	0.42
Exercised	—	N/A		—	N/A
Outstanding as of December 31	3,856,621	0.08		3,248,246	0.00
Exercisable as of December 31	1,781,120	0.00	*	2,426,789	0.00

*	Representing amount less than US$0.005.
The fair value of the share options was determined using the binomial option valuation model, with the assistance from a third-party appraiser. The binomial model requires the inputs from a few key assumptions. For expected volatility, the Company made reference to historical volatility of several comparable companies of NewLink due to it being a private company. The range of expected volatility rate was
 48.03% to 51.93%
and 51.79% to 51.90%
for 2022 and 2023, respectively. The range of risk-free interest rate was
 1.81% to 3.88%
and 3.49% to 3.88% for 2022 and 2023 respectively. The weighted average fair value at the measurement date was
 $2.90 and $3.04
for 2022 and 2023, respectively.
The weighted average remaining contractual life for the share options outstanding as at December 31, 2022 and 31 December 2023 was
 9.08
years and 10 years,respectively.
For the years ended December 31, 2021, 2022 and 2023, the Group allocated share based compensation expense as follows:

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Cost of revenues	82	5,322	8,895
Selling and marketing expenses	3,896	27,846	63,766
Administrative expenses	6,323	170,145	316,762
Research and development expenses	487	10,519	9,653

Total	10,788	213,832	399,076

NAAS TECHNOLOGY INC
NOTES TO THE
CONSOLIDATED
FINANCIAL STATEMENTS

30.	Cash flow information

(a)	Cash used in operation

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loss before income tax	(255,144)	(5,627,504)	(1,303,364)
Adjustments for:
Depreciation of property, plant and equipment (Note 16)	58	210	1,186
Amortization of intangible assets and other non-current assets	—	167	7,681
Depreciation of right-of-use assets (Note 13)	6,515	9,219	8,160
Impairment loss, net of reversal
- financial assets and other items under expected credit loss model	3,205	20,587	72,931
- other financial assets	—	—	1,797
Provision for inventories loss	—	—	14,409
Equity-settled listing cost	—	1,912,693	—
Fair value change loss, net	—	3,156,745	204,039
Non-cash—share based payments	10,788	213,832	399,076
Interest income	—	(4,826)	(5,239)
Interest expense (Note 2 6 )	1,097	10,238	32,960
Investment income	—	—	(9,397)
Increase in trade receivables and contract assets	(33,632)	(111,330)	(66,483)
Increase in prepayments, other receivables and other assets	(59,178)	(182,408)	(168,447)
Increase/(decrease) in trade and other payables	101,097	(7,164)	220,930
Increase in contract liabilities	6,080	24,019	56,121
Increase in inventories	—	—	(36,842)
Cash used in operations	(219,114)	(585,522)	(570,482)

Interest received	—	4,826	5,239

Net cash used in operating activities	(219,114)	(580,696)	(565,243)

Major
non-cash
transactions:
During the year ended December 31, 2023, the Group had
non-cash
additions to
right-of-use
assets and lease liabilities of RMB
4.5
 million (2022: RMB
7.3
million) and RMB
4.5
 million (2022: RMB
7.3
million), respectively, in respect of lease arrangements for office buildings and charging stations.
During the year ended December 31, 2023, the Group received no financial support from NewLink

(2022: RMB27.2 million
)

as detailed in Note 33.

(b)	Reconciliation of liabilities arising from financing activities
The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Interest- bearing bank borrowings	Interest payable	Lease liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(note 1 7 )		(note 1 3 )
At January 1, 2022	—	—	19,633	19,633
Changes from financing cash flows	503,155	(8,734)	(11,008)	483,413
New leases	—		7,263	7,263
Revision of a lease term arising from a change in the non-cancellable period of a lease			(797)	(797)
Interest expenses	—	9,149	1,089	10,238

At December 31, 2022	503,155	415	16,180	519,750

	Interest- bearing bank borrowings	Interest payable	Lease liabilities	Convertible bonds	Revenue-Based Financing	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(note 1 7 )		(note 1 3 )	(note 20)	(note 19)
At January 1, 2023	503,155	415	16,180	—	—	519,750
Changes from financing cash flows	236,453	(30,817)	(7,945)	474,117	20,931	692,739
New leases	—	—	4,516	—	—	4,516
Interest expenses	—	31,480	783	—	697	32,960
Increase arising from business combination	15,166	—	5,289	—	—	20,455
Changes in fair values	—	—	—	116,520	—	116,520
Conversion of convertible bonds to share capital	—	—	—	(319,335)	—	(319,335)
Disposal	—	—	(4,733)	—	—	(4,733)
Foreign exchange movement	—	—	—	1,382	—	1,382

At December 31, 2023	754,774	1,078	14,090	272,684	21,628	1,064,254

31.	Commitments

(a)	Short-term lease commitments
Short-term lease
commitments-as
lessee
The future aggregate minimum lease payments under short-term leases exempted to be recognized as lease liabilities are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Within one year	5,645	3,530	4,618

Total	5,645	3,530	4,618

32.	Contingencies
There w
ere
 no significant contingencies as at December 31, 2022 and 2023.

33.	Related party transactions

(a)	Name and relationship with related parties

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Name of related parties	Relationship with the Group
NewLink	Controlling Shareholder
Shenzhen Yuanwanghechu Technology Co., Ltd	Significantly influenced by the Controlling Shareholder
Huzhou Zhidianlaile New Energy Technology Co., Ltd	Significantly influenced by the Company

(b)	Contribution from shareholder
Immediately prior to the Reorganization, the Listing Business was carried out by NewLink
and
its consolidated entities. NewLink and its consolidated entities provided financial support and services for the listing Business. Pursuant to the reorganization, NaaS is regarded as continuing operator of the Listing Business. NewLink provided financial support and waived

RMB
27.2
million due from the Group in 2022. The amounts waived were recorded as contribution from shareholder in the respective year.
In 2023, NewLink paid the following amounts on behalf of the Company (i) RMB42.6 million (2022: RMB31.1 million) as payroll and non-payroll
labor expenses; (ii) RMB3.2 million (2022: RMB4.1 million) as rental fees; and (iii) RMB19.4 million (2022: RMB18.7 million) as other expenses. The total amount of RMB65.2 million (2022: RMB53.9 million)
was reflected through consolidated statements of profit or loss and other comprehensive loss
in 2023.

(c)	Options from shareholder
Charging service business was historically part of NewLink’s businesses and w as
conducted by NewLink and its consolidated entities at the time. Prior to the completion of the restructuring, NewLink granted options to certain of its employees associated with the charging business, which were subsequently transferred to the Group as part of the restructuring. The share based compensation in 2022 and 2023 was approximately

RMB
18.2
million and RMB
5.3
million, respectively, and credited to additional paid in capital accordingly. See Note 2
9
 for further details.

(d)	Other transactions with related parties
The following table provides the total amount of transactions that have been entered into with related parties in the ordinary course of the Group’s business for the relevant financial year.

For the year ended December 31, 2023
Sales to related parties
RMB’000
Energy solution services
Shenzhen Yuanwanghechu Technology Co., Ltd	74,460
Huzhou Zhidianlaile New Energy Technology Co., Ltd	690

Total	75,150

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(e)	Balances with related parties

As of December 31, 2023
RMB’000
Included in trade receivables
Shenzhen Yuanwanghechu Technology Co., Ltd	7,711
Huzhou Zhidianlaile New Energy Technology Co., Ltd	27

7,738
Allowance for expected credit loss	(335)

7,403

Included in amount due from related parties (Note 10)
New L ink	18,838
Shenzhen Yuanwanghechu Technology Co., Ltd	8,865

27,703

Included in c ontract assets
Shenzhen Yuanwanghechu Technology Co., Ltd	26,125

(f)	Key management personal compensation
The following table sets forth information regarding our directors and executive officers for the years ended December 31, 2021, 2022 and 2023.

	Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	2,692	2,694	7,468
Share-based compensation	—	123,383	229,542

	2,692	126,077	237,010

NAAS TECHNOLOGY INC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	Event occurring after the reporting period
On March 15, 2024, an institution investor purchased a total of 4,761,905 ADSs of the Company together with warrants to purchase up to 4,761,905 ADSs at a combined purchase price of US$1.26 per ADS and accompanying warrant through a private placement for total gross proceeds of approximately US$6 million (RMB42.6 million). The warrants have an exercise price of US$1.49 and will be exercisable beginning six months following the date of issuance and will expire five years from the initial exercise date.

F-59