Form 20-F
period 2024-12-31
NaaS Technology Inc.
filed 2025-07-09
CIK 1712178

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

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

Steven Sim, Chief Financial Officer
Telephone: +86 (10) 8551 1066
Newlink Center, Area G, Building 7, Huitong Times Square,
No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, The People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing 800 Class A ordinary shares, par value US$0.01 per share Class A ordinary shares, par value US$0.01 per share*	NAAS	Nasdaq Capital Market

*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 1,330,010,623 Class A ordinary shares, par value US$0.01 per share, 214,646,866  Class B ordinary shares, par value US$0.01 per share, and 1,212,900,906  Class C ordinary shares, par value US$0.01 per share, as of December 31, 2024.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒   Yes   ☐   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒   Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, anon-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2of the Exchange Act).   ☐   Yes   ☒   No

(APPLICABLE ONLY TO COMPANIES INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐   Yes   ☐   No

i

ABOUT THIS ANNUAL REPORT

Except where the contect otherwise requires or where otherwise indicated in this annual report on Form 20-F, the terms “we,” “us,” “our,” “our company,” or the “Company” means, upon and after the consummation of the Mergers, NaaS Technology Inc. and its subsidiaries and, prior to the consummation of the Mergers, RISE Education Cayman Ltd and its consolidated subsidiaries.

All numbers in this Annual Report, including references to price per ADS (as defined below) and a specific number of ADS, for the fiscal years 2021, 2022, 2023 and through June 12, 2024 reflect an ADS to ordinary share ratio of 1:10. On June 13, 2024, we completed a ratio change whereby the ratio of our ADS to Class A ordinary shares was changes from one ADS representing ten (10) Class A ordinary shares to one ADS representing two hundred (200) Class A ordinary shares (the “2024 ADS Ratio Change”). On April 28, 2025, we completed a ratio change whereby the ratio of our ADS to Class A ordinary shares was changes from one ADS representing two hundred (200) Class A ordinary shares to one ADS representing eight hundred (800) Class A ordinary shares (the “2025 ADS Ratio Change”). Accordingly, all metrics presented from June 13, 2024 through April 27, 2025, including references to price per ADS and the number of ADSs or stock options, reflect the 1:200 ratio, and all such metrics presented on or after April 28, 2025 reflect the 1:800 ratio.

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

“ADS” means the American depositary share of NaaS Technology Inc., as listed on Nasdaq Capital Market under the symbol “NAAS” upon and after the consummation of the Mergers, and the American depositary share of RISE Education Cayman Ltd prior to the consummation of the Mergers.

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

“CSRC” means the China Securities Regulatory Commission.

“Dada Auto” is an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“deposit agreement” means the amended and restated deposit agreement dated as May 30, 2024 and as further amended from time to time among us, JPMorgan Chase Bank, N.A., as depositary and all holders from time to time of ADRs issued thereunder.

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

“2025 Warrants” means the warrants issued to certain investors in a registered direct offering pursuant to a securities purchase agreement dated March 31, 2025.

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

“2024 New Note” means the convertible note in the principal amount of US$35,000,000 that we issued to LMR Multi-Strategy Master Fund Limited (“LMR”) on October 16, 2024 pursuant to a convertible note exchange agreement dated October 4, 2024.

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

“US$” or “U.S. dollars” means the legal currency of the United States.

“VIE” means variable interest entity.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

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

You can identify these forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may include statements relating to, among other things:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	our ability to continually develop new technology, services and products and keep up with changes in the industries in which we operate;
●	the expected growth of China’s EV charging industry, EV charging service industry and energy solutions industry as well as our future business development;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our ability to protect and enforce our intellectual property rights;
●	our ability to attract and retain qualified executives and personnel;
●	U.S.-China trade war and its effect on our operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements;
●	our expectations regarding our relationships with end-users, customers, suppliers and other business partners;
●	competition in our industries;
●	government policies and regulations related to our industries; and
●	fluctuations in general economic and business conditions in China and globally.

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

Historically, the EV charging service business of NaaS in China was a part of NewLink’s businesses and was primarily conducted through NewLink’s consolidated entities including Kuaidian Power (Beijing) New Energy Technology Co., Ltd., or Kuaidian Power Beijing, and its subsidiaries. In 2022, NaaS completed a series of transactions to restructure its organization and its EV charging service business, or the Restructuring. As part of the Restructuring, Dada Auto, through a subsidiary, Zhejiang Anji Intelligent Electronics Holding Co., Ltd., or Anji Zhidian, entered into contractual arrangements with Kuaidian Power Beijing and its shareholders, or VIE Agreements, as a result of which (i) Kuaidian Power Beijing initially became a VIE of Dada Auto, and (ii) Dada Auto became entitled to receive substantially all of the economic benefits generated by Kuaidian Power Beijing as primary beneficiary and was responsible for any and all economic losses Kuaidian Power Beijing incurred. A summary of certain material terms of the VIE Agreements is as follows:

●	Exclusive Business Cooperation and Service Agreement. Under the Exclusive Business Cooperation and Service Agreement between Anji Zhidian and Kuaidian Power Beijing, Anji Zhidian had the exclusive right to provide, among other things, technical support and consulting services to Kuaidian Power Beijing. In addition, Kuaidian Power Beijing irrevocably granted Anji Zhidian an exclusive and irrevocable option to purchase any or all of the assets and business of Kuaidian Power Beijing at the lowest price permitted under PRC law.
●	Proxy Agreement and Power of Attorney. Under the proxy agreement and power of attorney among Anji Zhidian, Kuaidian Power Beijing, and each shareholder of Kuaidian Power Beijing, such shareholder irrevocably nominated, appointed and constituted Anji Zhidian and its successors as his or her attorney-in-fact to exercise any and all of his or her rights as a shareholder of Kuaidian Power Beijing.
●	Exclusive Option Agreement. Under the exclusive option agreement among Anji Zhidian, Kuaidian Power Beijing and each shareholder of Kuaidian Power Beijing, such shareholder irrevocably granted Anji Zhidian or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in Kuaidian Power Beijing at a price of RMB1 or at the lowest price permitted under the PRC law.

●	Equity Interest Pledge Agreements. Under the equity interest pledge agreement among Anji Zhidian, Kuaidian Power Beijing and each shareholder of Kuaidian Power Beijing, such shareholder pledged all of his or her equity interests in Kuaidian Power Beijing to Anji Zhidian to secure the performance by Kuaidian Power Beijing and its shareholders of their respective obligations under the applicable VIE Agreements. If the pledger or Kuaidian Power Beijing breached his or her obligations under these contractual arrangements, Anji Zhidian, as the pledgee, would be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Kuaidian Power Beijing. Anji Zhidian also had the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

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

Risks Related to Doing Business in China

Due to the constant evolution of the social, legal, and economic environments, we face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, antimonopoly regulatory actions, and oversight on cybersecurity and data privacy as the PRC legal system and regulatory environment continue to rapidly evolve, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or other foreign country. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

On December 28, 2021, CAC, together with other administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022, or the 2022 Cybersecurity Review Measures. According to the 2022 Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the competent governmental authorities may initiate a cybersecurity review if they consider that the network products or services or data processing activities in question affect or may affect national security. The China Cybersecurity Review Technology and Certification Center, the institution designated by CAC to receive application materials for cybersecurity review and conduct examinations of such applications, confirmed with NaaS that if NaaS did not possess more than one million individuals’ personal information, it would not be required to apply for a cybersecurity review in connection with the Mergers or the Transactions. Because NaaS had transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to a third-party service provider prior to the Mergers, it did not possess more than one million individuals’ personal information. Based on the foregoing, we are advised by Jingtian & Gongcheng, our PRC counsel, that (i) we are not required to obtain permissions from CSRC, and (ii) we have not been asked to obtain or denied such and other permissions by any PRC government authority, under current PRC laws, regulations and rules in connection with the Mergers and the Transactions.

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

In 2021 and 2022, (i) payments totaling RMB279.8 million and RMB1,677.4 million were made among NewLink’s consolidated entities that conducted NaaS’s business; (ii) advances totaling RMB497.9 million and RMB1,675.7 million were made among NewLink’s consolidated entities that conducted NaaS’s business; and (iii) no dividend or other distribution were made by any of the NewLink’s consolidated entities that conducted NaaS’s business. In 2023 and 2024, (i) payments totaling RMB1,400.1 million and RMB297.6 million (US$40.8 million) were made among our consolidated entities; (ii) advances totaling RMB2,401.2 million and RMB884.1 million (US$121.1 million) were made among our consolidated entities; and (iii) no dividend or other distribution were made by any of our consolidated entities.

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

A.[Reserved]

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons For the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

●	NaaS is an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the near term.
●	NaaS experienced rapid growth and we expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.
●	NaaS has a limited operating history. NaaS recently restructured certain aspects of its corporate organization and business operations, and we are subject to significant risks in relation to such transition.
●	The EV charging and energy solution industries and their technologies are rapidly evolving and may be subject to unforeseen changes.
●	We face intense competition, including from a number of companies in China, and expect to face significant competition in the future.
●	NewLink exercises substantial influence over us. Our operation is dependent on our collaboration with NewLink. We rely on our collaborative arrangements with the operator of Kuaidian in delivering our EV charging solutions.
●	Failure to effectively expand our sales and marketing capabilities could harm our ability to efficiently deliver our solutions, retain existing customers, increase our customer base, or achieve broader market acceptance of our solutions.
●	We expect to raise additional funds and these funds may not be available when needed, if at all.
●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
●	Our future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

●	Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging services and related solutions and therefore adversely affect our business, financial condition and operating results.
●	Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.

Risks Related to Doing Business in China

●	The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs. Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers. Therefore, investors of our ADSs face potential uncertainty from actions taken by the PRC government affecting our business and operations which could significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.”
●	PRC laws, regulations, and rules are rapidly evolving which may be preceded with short advance notice and could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain additional licenses in relation to our ongoing business operations and may be subject to penalties for failing to obtain certain licenses with respect to our past operations.”
●	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.”
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us. “

●	We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our and our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or in our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. Uncertainties also exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed and if we fail to complete such registrations or record-filings, our ability to use foreign currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The approval of and filing with CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

Risks Related to Our ADSs and Trading Market

●	Our multi-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares and the ADSs may view as beneficial.
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
●	Future issuance of ADSs or ordinary shares will result in additional dilution of the percentage ownership of our shareholders and could cause the price of the ADSs to fall.
●	Substantial future sales or perceived sales of the ordinary shares or ADSs in the public market could cause the price of the ADSs to decline.

●	We will not pay dividends for the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.
●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

Risks Related to Our Business and Industry

NaaS is an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the near term.

NaaS incurred net loss of RMB5,637.4 million, RMB1,307.2 million and RMB914.4 million (US$125.3 million) in 2022, 2023 and 2024, respectively. We expect to continue to incur operating and net losses for the near term. There can be no assurance that we will be able to achieve profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, along with market’s ongoing deployment of new charging infrastructure.

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

NaaS launched its mobility connectivity services in 2019. Full station operation commenced in June 2020 and new initiatives were launched one month later. NaaS began to provide hardware procurement services in July 2020, and electricity procurement services in October 2020. NaaS further added SaaS products and services targeting EVs and station operation and maintenance to its portfolio of solutions in 2021. We launched our photovoltaic-related business and our energy storage services in June 2023 and September 2023, respectively, and we released an autonomous charging robot prototype in 2023. In 2024, NaaS announced a strategic focus on a platform - based interconnectivity charging business and has formed strategic collaborations with multiple partners to support this direction.

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

As a result of the Restructuring, we do not have any VIE and we conduct our operations in China through our subsidiaries as of the date of this annual report. We are subject to many risks associated with NaaS’s limited operating history and the Restructuring. As a result of the divestment of the rights of NaaS in the operation of Kuaidian and related data, NaaS has been and we currently are in the process of, adjusting the business operations and model with respect to EV charging services. There is no assurance that such adjustment will be successful or will result in growth, revenue or profit. We may further experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period. Additionally, it is difficult to forecast the full impact of the Restructuring and it is uncertain whether the Restructuring will eventually be beneficial to us. We are also faced with risks and challenges with respect to our ability to:

●	manage changes in our business operations following the Restructuring;
●	navigate an evolving and complex regulatory environment;
●	improve and maintain our operational efficiency;
●	establish, retain and expand our customer base;
●	successfully market our product and service offerings;
●	attract, retain, and motivate talented employees;
●	anticipate and adapt to changing market conditions and demands, including technological developments and changes in competitive landscape; and
●	build a well-recognized and respected brand as we cease to conduct our business through Kuaidian or under the “Kuaidian” brand.

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

For our EV charging services, we primarily compete with other EV charging service providers. Some charging station customers in China require solutions not yet available and the continual arrival of new players in this market heightens the need for us to develop and maintain our competitive edge. In addition, there are multiple competitors in China with limited funding or capabilities, which could cause poor end-user experiences, hampering overall EV adoption or trust in the EV charging service market as a whole. Because the public EV charging service market in China is relatively new, we and our charging station customers have been and are expected to continue exploring different business models and creating new product and service offerings. Our station customers are launching products and services that compete with our offerings and may continue to do so in the future. In addition, charging stations will seek to acquire and connect with end-users directly and reduce their reliance on third-party EV charging service providers like us. They may also be able to drive out EV charging service providers like us from certain geographical areas by dominating or monopolizing EV charging services in those areas. In late August 2023, three major charging station operators in China simultaneously terminated their collaboration with us in a coordinated effort. This resulted in the disconnection of a meaningful percentage of the total charging stations and charging ports on our network. The situation has continued into 2024, with top operators maintaining and enhancing their own user ecosystems. There are also other means for charging EVs in China, which could affect the level of demand for public charging capabilities at charging stations. For example, certain EV OEMs have built and will continue to build their own supercharger network across China for their EVs, which could reduce overall demand for EV charging services at other sites or eliminate the need for services from third-party EV charging service providers altogether. Also, third-party contractors can provide basic electric charging capabilities to potential customers seeking to have on-premise EV charging capability as well as for home charging. In addition, many charger manufacturers and EV OEMs are offering home charging equipment, which could reduce demand for public charging infrastructure if EV owners find charging at home to be sufficient for their needs.

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

As of the date of this annual report, NewLink has the right to vote 41.58% of our ordinary shares and has substantial influence over our affairs. We also rely on certain services provided by and cooperative arrangements entered into with NewLink and we benefit significantly from the strong market position, industrial insights, brand recognition and extensive upstream and downstream resources of NewLink.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. In 2025, the Trump administration indicated that the United States will impose retaliatory measures with respect to jurisdictions that have or are likely to put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. While we believe that the direct impact of the effects of global trade tensions and tariff measures on energy industry has so far been limited, we are not immune to these broader market forces. See also “—Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.” Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our future growth is highly dependent upon the adoption of EVs by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally. Although the demand for EVs has grown in recent years, there is no guarantee of continuing future demand. If the market for EVs develops more slowly than expected, or if the demand for EVs decreases, our business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

●	perceptions about EV features, quality, safety, performance and cost;
●	perceptions about the limited range over which EVs may be driven on a single battery charge;
●	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;
●	volatility in the cost of oil and gasoline;
●	concerns regarding the stability of the electrical grid;
●	the decline of EV battery’s ability to hold a charge over time;
●	availability of service for EVs;
●	consumers’ perception about the convenience and cost of charging EVs;
●	increases in fuel efficiency;
●	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;
●	relaxation of government mandates or quotas regarding the sale of EVs; and
●	concerns about the future viability of EV manufacturers.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

The PRC Criminal Law, as most recently amended on March 1, 2024, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the PRC Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obligated to provide security maintenance for their products and services and to comply with provisions regarding the protection of personal information as stipulated under the applicable laws and regulations. On March 28, 2025, CAC issued a revised proposed revision of the Cyber Security Law, purporting to increase fines for serious violations of up to RMB 10 million. The PRC Civil Code (issued by the National People’s Congress of the PRC on May 28, 2020, and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under Chinese civil law.

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

The 2022 Cybersecurity Review Measures provides, among others, that: (i) internet platform operators who are engaged in data processing are also subject to the regulatory scope; (ii) CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office; (iv) the risks of core data, important data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, important data or large amounts of personal information being influenced, controlled or used maliciously by foreign governments and any cybersecurity risk associated with a company’s listing on a stock exchange shall be collectively taken into consideration during the cybersecurity review process; and (v) critical information infrastructure operators and internet platform operators covered by the 2022 Cybersecurity Review Measures shall take measures to prevent and mitigate cybersecurity risks in accordance with the requirements therein. On September 24, 2024, CAC released the Administrative Regulation on Network Data Security, which came into effect on January 1, 2025. Under the regulation, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) overseas data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization or subdivision that involves important data and personal information of more than one million individuals, the transaction shall be reported to the authority in-charge at the municipal level (by data processor or data recipient).

As of the date of this annual report, neither we nor the third-party service provider has been directed by any PRC governmental authority to apply for cybersecurity review, or received any inquiry, notice, warning, sanction in such respect or been denied permission from any Chinese authority with respect to the listing on a stock exchange in any foreign country, the Mergers or the Transactions. However, as the PRC government has the authority and discretion to interpret and implement these laws and regulations and there remains uncertainty in the interpretation and enforcement of PRC cybersecurity laws and regulations, there is no assurance that we or the third-party service provider will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Administrative Regulations on Network Data Security as a critical information infrastructure operator or an interact platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can it be assured that we or the third-party service provider would be able to pass any cybersecurity review if required. In addition, we and the third-party service provider could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to any new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, prospects, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us or the third-party service provider, which may have a material adverse effect on our business, financial condition and results of operations.

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

We rely on the service of our founders and certain members of our executive management team, and the loss of any of them may adversely affect our operations. Further, if we are unable to attract or retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed

Our continued success is and will continue to depend to a significant extent on the efforts and abilities of Mr. Zhen Dai, Ms. Yang Wang, Mr. Steven Sim and Ms. Wu Ye, serving as our chairman of board of directors, chief executive officer, chief financial officer and chief strategy officer, respectively, and each of whom is and will continue to be actively engaged in our management and determines our strategic direction. The departure of any of the foregoing key individuals from or their reduced attention to us could have a material adverse effect on our operations, financial condition and operating results. Mr. Dai and Ms. Wang also serve as chairman, president and management partner of NewLink, respectively, and may not be able to devote her full efforts to our affairs.

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

Our future growth depends on penetrating new markets, adapting existing products and services to new applications and customer requirements, and introducing new products and services that achieve market acceptance. NaaS’s research and development expenses were RMB36.6 million, RMB61.6 million and RMB42.1 million (US$5.8 million) in 2022, 2023 and 2024, respectively. We are expected to incur research and development expenses in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

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

Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers which may significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. For example, on July 6, 2021, PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the establishment of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On September 24, 2024, CAC released the Administrative Regulation on Network Data Security, which come into effect on January 1, 2025. On December 28, 2021, the Chinese government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office.

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

As an example, The People’s Bank of China issued a notification in November 2017, or the People’s Bank of China Notice, relating to the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. On December 9, 2023, the People’s Bank of China issued the Regulations on the Supervision and Administration of Non-Bank Payment Institutions which came into effect on May 1, 2024 and sets forth the basic regulatory requirements for the provision of payment services by non-bank institutions. Pursuant to the Administrative Measures on Non-Financial Institution Payment Service, a non-financial institution that provides payment services shall obtain a payment business license to become a payment institution. No non-financial institution or individual shall engage in payment services, either directly or indirectly, without the approval of the People’s Bank of China. As part of NaaS’s business operation prior to the Restructuring, end-users were required to make prepayments through Kuaidian under certain circumstances, including to initiate certain services through Kuaidian. This could potentially have constituted issuance of prepaid cards by NaaS under then prevailing PRC laws and regulations and required a payment business license. In line of market practice, NaaS had previously engaged licensed entities such as third-party payment institutions and commercial bank to provide payment settlement services. However, because there were and remain to be uncertainties with respect to the implementation and interpretation of the applicable laws and as these laws continue to evolve, the People’s Bank of China and other governmental authorities may find NaaS’s settlement mechanisms to be in violation of the Administrative Measures on Non-Financial Institution Payment Service, the People’s Bank of China Notice or other related regulations. If such determination is made, we may be subject to penalties and our businesses and results of operations could be materially and adversely affected.

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

On September 6, 2024, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2021 Negative List, if a PRC domestic company, which engages in any prohibited business set out in the list, seeks an overseas offering or listing, it must first obtain the approval from the competent governmental authorities. In addition, the foreign investors in such company must not be involved in its operation or management, and their ownership interest should be subject to limitations imposed under regulations on investments in domestic securities by foreign investors. Because the 2024 Negative List is recently issued, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent we will be subject to these new requirements. If we are required to comply with these requirements but fail to do so on a timely basis if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

If our current holding company structure is disallowed by PRC regulatory authorities or if we were to adopt a VIE structure in the future and if we or any VIE that we may establish were to be found in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of the relevant entities;
●	imposing fines on the relevant entities;
●	confiscating the income of the relevant entities that is deemed to be obtained through illegal operations;
●	discontinuing or placing restrictions or onerous conditions on the operations of the relevant entities;
●	placing restrictions on the right to collect revenues of the relevant entities;
●	shutting down the servers or blocking the app/websites of the relevant entities; or
●	requiring the relevant entity to restructure its ownership structure or operations.

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

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on December 4, 2023, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in China with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

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

As of the date of this annual report, NewLink beneficially owns 120,000,000 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares, held directly by NewLink or indirectly through Newlinks Envision Limited, which collectively account for an aggregate of 41.58% of the voting power represented by all our issued and outstanding shares.

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

The trading price of our ADSs has fluctuated significantly and will continue to be volatile and could fluctuate widely. Many factors that are beyond our control may materially adversely affect the market price and marketability of our ADSs and our ability to raise capital through equity financings. These factors include the following:

●	regulatory developments affecting us or our industries;
●	variations in our revenues, earnings, cash flow and data related to our operations;
●	changes in market condition, market potential and competitive landscape;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	fluctuations in global and Chinese economies;
●	changes in financial estimates by securities analysts;
●	adverse publicity about us or our industries;
●	additions or departures of key personnel and senior management;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

1,875,000 ADSs are issuable upon exercise of the warrants (“2025 Warrants”) issued to certain investors pursuant to a securities purchase agreement dated March 31, 2025 (the “2025 Warrant Offering”). In accordance with a deed of settlement dated 4 June 2025 (“Settlement Deed”) and entered into by and among the Company, LMR and certain other parties, the Company agreed to issue LMR a warrant exercisable at any time up to the 10th anniversary of the effective date of the Settlement Deed, entitling LMR to acquire no less than 10% of the Company’s issued share capital if its market capitalization reaches US$90 million, as calculated in accordance with the terms of the Deed (“LMR Warrant”). The Warrants provide for a fluctuating conversion price, which is subject to anti-dilution adjustments (including for certain offerings of our ADSs and ordinary shares) and certain floor price. The exercise of the 2025 Warrants and the LMR Warrant will dilute the ownership interests of our shareholders and holders of our ADSs, and the lower the prevailing price of our ADSs is at the time of the relevant exercise or conversion, the larger dilution would result from such conversion. Furthermore, any sales in the public market of such additional ADSs issuable upon exercise of the 2025 Warrants and the LMR Warrant may create a downward pressure on the market price of our ADSs and/or may increase the opportunities to create short positions with respect to the ADSs, which could in turn further adversely affect the prevailing market price of our ADSs. In addition, the existence of the 2025 Warrants and the LMR Warrant, in itself, may encourage short selling by market participants because their exercise or conversion could trigger the market dynamic that would depress the price of our ADSs.

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

There can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The initial exercise price for the 2025 Warrants is US$0.79 per ADS. There can be no assurance that such warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, these warrants may expire worthless.

There is no public market for the 2025 Warrants.

There is no established trading market for the 2025 Warrants, and we do not plan on applying to list these warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system. Accordingly, we do not expect an active market for these warrants to develop or be sustained and it may be difficult for you to sell your warrants at the time you wish to sell them, at a price that is attractive to you, or at all.

Holders of the 2025 Warrants will have no rights as holders of ADSs or our ordinary shares until they acquire such ADSs and underlying ordinary shares.

Until investors acquire our ADSs and underlying ordinary shares upon exercise of the 2025 Warrants, they will have no rights with respect to our ADSs or ordinary shares. Upon exercise of the 2025 Warrants, holders will be entitled to exercise the rights of a holder of our ADSs only as to matters for which the record date occurs after the exercise date.

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

We qualify as a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the current and anticipated value of our assets and composition of our income and assets, we do not expect to be a PFIC for current taxable year.

While we do not expect to be or become a PFIC for the taxable year ended December 31, 2024, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. In particular, increased volatility in the market price of our ADSs may significantly increase our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate widely and, consequently, we cannot assure you of our PFIC status for any taxable year. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unhooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

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

Item 4. Information on the Company

A.History and Development of the Company

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

In early 2022, NaaS completed the Restructuring, as part of which:

●	Dada Auto, through Zhejiang Anji Intelligent Electronics Holding Co., Ltd., or Anji Zhidian, a subsidiary in China, entered into a series of contractual arrangements, or VIE Agreements, with Kuaidian Power Beijing and shareholders of Kuaidian Power Beijing, as a result of which Kuaidian Power Beijing was treated as a VIE of NaaS;
●	Anji Zhidian acquired 100% of the ownership interest in Beijing Chezhubang from Chezhubang Technology, and Beijing Chezhubang in turn acquired 100% of the ownership interest in Zhidian Youtong, in conjunction with which (a) Anji Zhidian further acquired 100% of the equity interests in Cosmo Light in March 2022, and (b) Anji Zhidian acquired 100% of the equity interests in QHM New Energy in March 2022; and
●	In April 2022, all the VIE Agreements were terminated and Anji Zhidian acquired 100% of the equity interests in Kuaidian Power Beijing.

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

Upon the consummation of the Mergers:

●	ordinary shares of NaaS that were issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than any Excluded Shares (as defined below) or ordinary shares of NaaS held by NewLink) were cancelled in exchange for fully paid and non-assessable Class A ordinary shares;
●	ordinary shares of NaaS that were issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) and held by NewLink were cancelled in exchange for a total of 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares;
●	Series A preferred shares of NaaS that were issued and outstanding immediately prior to the Effective Time were cancelled in exchange for fully paid and non-assessable Class A ordinary shares;
●	shares of NaaS that were held in treasury or owned by RISE, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of RISE, Merger Sub or Merger Sub H immediately prior to the Effective Time, each of such shares being referred to as the “Excluded Share”, were cancelled and extinguished without any conversion thereof or payment therefor;
●	each of RISE ordinary share that was issued and outstanding immediately prior to the Effective Time was converted into and became one fully paid and non-assessable Class A ordinary share;
●	each ordinary share, par value $0.01 per share, of Merger Sub that was issued and outstanding immediately prior to the Effective Time was converted into and became one fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Entity; and
●	each ordinary share, par value $0.01 per share, of the Surviving Entity that was issued and outstanding immediately prior to the Second Effective Time (as defined in the Merger Agreement) was converted into and became one fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Company.

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

We issued a US$30 million convertible note to LMR Multi-Strategy Master Fund Limited (“LMR”), an affiliate of LMR Partners Limited, in July 2023, or the July 2023 LMR Convertible Note, and then another US$40 million convertible note to the same entity in September 2023, or the September 2023 LMR Convertible Note and together with the July 2023 LMR Convertible Note and any additional note described below, the LMR Convertible Notes, under the Convertible Note Purchase Agreement dated June 29, 2023, as amended and restated on November 10, 2023, and the Convertible Note Purchase Agreement dated August 31, 2023, as amended and restated on November 10, 2023 (collectively, the “Previous Convertible Note Agreements”). During the term of the LMR Convertible Notes, a total of US$39,500,000 million under the LMR Convertible Notes had been converted into our ADSs with the remaining principal amount of the outstanding notes totals US$35,537,481 million, all of which was subsequently been delivered to us for cancellation and termination, pursuant to a convertible note exchange agreement entered into with LMR in October 2024 (the “2024 LMR Convertible Note Exchange Agreement”). In exchange, we issued to LMR a convertible note (the “2024 New Note”) in the principal amount of US$35,000,000 and agreed to pay US$537,481 to LMR in cash on or before December 31, 2024. As of the date of this annual report, we have repurchased a total of 316,790 ADSs from LMR under the Previous Convertible Note Agreements, and none of the 2024 New Note has been converted into ADSs. On June 4, 2025, a deed of settlement (the “Settlement Deed”) was entered into by and among the Company, LMR and certain other parties, pursuant to which the parties have agreed to resolve disputes arising from the Company’s failure to pay obligations under the 2024 LMR Convertible Note Exchange Agreement. Pursuant to the Settlement Deed, among other things, the Company has paid an initial repayment of US$1.5 million and will pay an aggregate amount of US$15 million in 24 monthly installments commencing from June 25, 2025. The Company also agreed to issue LMR a warrant exercisable at any time up to the 10th anniversary of the effective date of the Settlement Deed, entitling LMR to acquire no less than 10% of the Company’s issued share capital if its market capitalization reaches US$90 million, as calculated in accordance with the terms of the Settlement Deed. In consideration of the parties entering into the Settlement Deed, LMR withdrew the winding-up petition filed in the Cayman Court against the Company and the Company discontinued related arbitration proceedings against LMR in Hong Kong International Arbitration Center (“HKIAC”) on the same day. See “Risk Factors- Issuance under this offering and future issuance of ADSs or ordinary shares will result in additional dilution of the percentage ownership of our shareholders and could cause the price of the ADSs to fall.”

In September 2024, we entered into a sales agreement with A.G.P./Alliance Global Partners, as sales agent, relating an “at-the-market” offering (the “At-the-Market Offering”) of up to an aggregate of US$20,000,000 of ADSs from time to time through the sales agent. The sales agent will act on a commercially reasonable efforts basis to cause the sale of our ADSs, and is entitled to compensation at a commission rate of 3.0% of the gross sales price per ADS sold. As of the date of this annual report, a total of 700,000 ADSs have been issued and sold through the At-the-Market Offering with a net proceeds of approximately US$1.53 million.

In December 2024, we entered into a share subscription facility agreement with TopLiquidity Management Limited (the “First SSFA”), a limited liability company incorporated in the British Virgin Islands (“TopLiquidity”), pursuant to which we may initially issue up to 2,400,000 ADSs, and at the election of TopLiquidity, we may issue such greater amount of up to 4,800,000 ADSs, directly to TopLiquidty pursuant to the adjustment mechanism set forth in the First SSFA. As of the date of this annual report, we issued and sold 200,000 ADSs for an aggregate amount of drawdown of US$0.3 million under the First SSFA with net proceeds of approximately US$0.28 million.

In December 2024, we entered into another share subscription facility agreement with certain investors (the “Second SSFA”) for the sale of up to US$15,000,000 ADSs. In accordance with the terms of the Second SSFA, we may request initially issue up to US$5,000,000 of ADSs to investors, which can be increased to up to US$15,000,000 at our election pursuant to the adjustment mechanism set forth in the Second SSFA. As of the date of this annual report, we issued and sold 9,792,998 ADSs with net proceeds of approximately US$2.85 million.

In February 2025, the board of directors approved a share repurchase program (the “2025 Share Repurchase Program”), effective from February 21, 2025, pursuant to which we may repurchase up to US$10 million of ADSs in the next 12 months through the end of February 2026. As of the date of this annual report, the Company has not repurchased any ADSs.

In March 2025, we completed a registered direct offering of 3,000,000 ADSs and warrants to purchase up to 7,500,000 ADSs to certain investors. The ADSs and warrants were sold for a combined purchase price of US$0.66 per ADS. The warrants have an initial exercise price of US$0.79 per ADS. As of the date of this annual report, the warrants are all outstanding.

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

B.Business Overview

Overview

We are a new energy asset operation service provider, leveraging artificial intelligence (AI) technology to achieve intelligent matching of electric vehicle charging supply and demand. We provide convenient, efficient and smart charging services for electric vehicle owners, while helping charging station operators to improve operational efficiency and profitability. Our solutions benefit related stakeholders along the industry value chain such as charging station operators, auto OEMs, and end-users in the following ways:

●	Charging Services. We provide an integrated set of charging services to charging stations that mainly includes mobility connectivity services. We offer effective mobility connectivity services through Kuaidian, our partnered platform operated by a third-party service provider. Kuaidian boosts the visibility of charging stations and charging piles and connects end-users with suitable charging infrastructure. We offer full station operation services and deliver charging services at charging stations that are operated under this model. We also provide other online solutions, including software as a service or SaaS products that digitalize and upgrade key aspects of the operations and the management of charging stations.
●	Energy Solutions. We offer integrated solutions covering the planning, deployment, and operational optimization of EV charging for energy asset owners. Our solutions mainly include site selection, hardware procurement, EPC (engineering, procurement, and construction), station maintenance and upgrade, customer support and more.
●	New Initiatives. We deliver electricity procurement, non-charging and other services that aim to enhance the efficiency and profitability of energy assets.

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

Energy Solutions

Our energy solutions cover the planning, deployment, and operational optimization of EV charging for energy asset owners. We provide site selection and EPC services of charging stations, support hardware procurement and maintain a comprehensive suite of offline solutions that facilitate the daily operation of energy assets including the maintenance and upkeep of charging infrastructure.

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

We are a pioneer in packaging non-charging retail and ancillary services into charging stations and have retail resources that are ready for deployment. We help charging stations adopt scenario-specific furniture and fixture or infrastructure designs with a variety of amenities and non-charging services, such as vending machines, massage chairs and car wash tunnels. We are also assisting in station design and decoration, furniture and fixture procurement with discounted prices for non-charging businesses. We charge commission fees to suppliers based on the value of the facility and the merchandise supplied to charging stations. By enabling charging stations to provide non-charging services, we are able to label charging stations on our network based on the amenities and ancillary services they offer. We work with our business partners to realize the full potential of this information by efficiently matching end-users through Kuaidian with the right charging stations that offer the right non-charging services. We are committed to decarbonization and the building of a green and sustainable future. We believe in clean energy and we are facilitating the adoption of EVs through the deployment and operation of EV charging infrastructure, allowing for the reduction of greenhouse gas emissions caused by traditional vehicles. In 2024, we helped reduce carbon emissions by approximately 3,224,900 tons. Although this is a slight decrease from the 3,293,100 tons in 2023, it represents a 74.5% increase in reduction efforts compared to 2022.

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

We believe that we can compete effectively with its competitors on the basis of the following factors:

●	the comprehensiveness of our products and services and strategic focus on DCFC infrastructure, and our ability to continually upgrade and develop products and services to meet the changing needs, preferences and demands of our customers and end-users;
●	the first-mover advantage we have gained and the market leadership that we have fostered in terms of market share and coverage of charging stations and facilities;
●	our innovations, technologies and industry insights
●	the adoption of an asset-light business model that allows for accelerated expansion and growth;
●	the vision and proven execution capability of our management team;
●	the synergy within the NewLink ecosystem; and
●	the effectiveness of our sales and marketing strategies and of our offline service network.

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

On October 26, 2022, the Ministry of Commerce and the NDRC released the Encouraged Industries Catalogue (2022 Version), which became effective on January 1, 2023, to replace the then existing Encouraged Industries Catalog. On September 6, 2024, the Ministry of Commerce and the NDRC released the 2024 Negative List, which became effective on November 1, 2024, to replace the then existing negative list. The 2024 Negative List sets forth the industries in which foreign investments are restricted or prohibited. Industries that are not listed in the 2024 Negative List are generally permitted to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

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

The value-added telecommunications services are regulated by the Administrative Measures on Internet Information Services, which were promulgated by the State Council on September 25, 2000 and most recently amended on December 6, 2024. “Internet information services” is defined as “services that provide information to online users through the internet.” The Measures on Internet Information Services classify internet information services into non-commercial internet information services and commercial internet information services. Commercial internet information service providers shall obtain a value-added telecommunications business operating license for internet information service from appropriate telecommunications authorities. This license has a term of five years and can be renewed 90 days prior to its expiration, according to the Administrative Measures for Telecommunications Businesses Operating Licensing, which was promulgated by the Ministry of Industry and Information Technology on July 3, 2017 and became effective on September 1, 2017.

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

According to the 2024 Negative List, the ratio of foreign investments in an entity that is engaged in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. NaaS historically conducted certain value-added telecommunications services through Kuaidian Power Beijing, which services had, as part of the Restructuring, been transferred and are currently carried out by a third-party service provider.

Regulations Related to Online Payment

On December 9, 2023, the People’s Bank of China issued the Regulations on the Supervision and Administration of Non-Bank Payment Institutions which came into effect on May 1, 2024 and sets forth the basic regulatory requirements for the provision of payment services by non-bank institutions. According to the Regulations on the Supervision and Administration of Non-Bank Payment Institutions , “non-financial institution payment service” means any of the following monetary asset transfer services provided by non-financial institutions as an intermediary between the payor and the payee: (i) online payment; (ii) pre-payment card issuance and receipt; (iii) bank card acceptance; and (iv) other payment services as specified by the People’s Bank of China. Pursuant to the Administrative Measures on Non-Financial Institution Payment Service, a non-financial institution that provides payment services shall obtain a payment business license to become a payment institution. No non-financial institution or individual shall engage in payment services, either directly or indirectly, without the approval of the People’s Bank of China.

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

As part of NaaS’s business operation prior to the Restructuring, end-users were required to make prepayments through Kuaidian under certain circumstances, including to initiate certain services through Kuaidian. This could potentially have constituted issuance of prepaid cards by NaaS under then prevailing PRC laws and regulations and required a payment business license. In line of market practice, NaaS had previously engaged licensed entities such as third-party payment institutions and commercial bank to provide payment settlement services. However, because there were and remain to be uncertainties with respect to the implementation and interpretation of the applicable laws and as the these laws continue to evolve, the People’s Bank of China and other governmental authorities may find NaaS’s settlement mechanisms to be in violation of the Regulations on the Supervision and Administration of Non-Bank Payment Institutions, the People’s Bank of China Notice or other related regulations.

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

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology on December 29, 2011 and taking effect on March 15, 2012, an internet information service provider must not collect any personal information from any of its users or provide any such information to third parties without the consent of such user, unless otherwise provided by laws or regulations. Internet information service providers must expressly inform the users of the method for and purpose of the collection and processing of such user’s personal information and the content of the personal information so collected and processed, and should only collect or use such information to the extent necessary for the provision of its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or possible leak of such personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

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

On September 24, 2024, CAC released the Data Security Regulations, which provides that the undertaking of the following activities shall be subject to a cybersecurity review: (i) the merger, reorganization or separation of network platform operators that have gathered and mastered a large number of data resources related to national security, economic development or public interests affects, which may affect national security; (ii) overseas listing of data processors processing the personal information of over one million users; (iii) the listing in Hong Kong of data processors processing conducting data processing activities which affect or may affect national security; (iv) other data processing activities that affect or may affect national security. The Data Security Regulations also provides that operators of large internet platforms that set up headquarters, operation centers or research and development centers overseas shall report to the national cyberspace administration and other competent authorities. The Data Security Regulations also states that data processors processing important data or listing overseas shall conduct an annual data security assessment by themselves or by engaging a data security service institution, and shall submit the assessment report of a given year to the CAC municipal office before January 31, of the following year. In addition, the Data Security Regulations also requires network platform operators to enact platform rules, privacy policies and algorithm strategies related to data, and to solicit public comments on their official websites for no less than 30 working days when they formulate such platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments thereto that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by CAC and submitted to the CAC provincial office for approval.

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

Regulations Related to Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law most recently amended in 2023 and the Foreign Investment Law. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 106, which became effective on May 29, 2007, domestic residents, including domestic individuals and domestic companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or Overseas SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company.

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

Regulations Related to Tax

Enterprise Income Tax

The PRC Law on Enterprise Income Tax and The Regulations for the Implementation of the Law on Enterprise Income Tax, collectively, the EIT Laws, were promulgated on March 16, 2007 and December 6, 2007, respectively, and were most recently amended on December 29, 2018 and December 6, 2024, respectively. According to the EIT Laws, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within China. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the EIT Laws and implementing regulations, a uniform enterprise income tax, or EIT, rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment institutions or premises in China but there is no actual relationship between the income derived in China and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside China.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the People's Republic of China , or the VAT Law, which will take effect on January 1, 2026. Pursuant to Article 10 of the VAT Law, taxpayers engaged in the sale of services or intangible assets shall be subject to a tax rate of 6%, except where such transactions fall under the exemptions or reduced rates stipulated in Items 1, 2, and 5 of the same Article.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

D.Property, Plants and Equipment

We leased all of our properties as of December 31, 2024. The table below contains a summary of our properties as of December 31, 2024:

Location	Space (square meters)	Use	Lease Term

2&3/F, Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing	2,400m2	Office	5 years from November 9, 2020

Bamboo Expo Park Lingfeng Street Anji, Huzhou, Zhejiang Provin	2760.42m2	Office	from April 16, 2022 to April 15,2028

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

A.Operating Results

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

Competition

The EV charging service industry is highly competitive, and is expected to become increasingly competitive. We compete on the comprehensiveness of the range of services and solutions offered to charging stations, energy asset owners and end-users as well as on the quality, performance, features, and prices of the products and services. New demands and preferences continue to emerge from industry participants, and in particular from charging stations, energy asset owners and end-users. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. We will be tested on our ability to forecast and meet shifts in the market and our ability to adapt product and service offerings in a timely manner. If our market share decreases due to increased competition, our financial condition and results of operations in the future may be negatively impacted.

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

Investments in Growth

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

Key Components of Results of Operations

Revenues

Our revenues are generated across various revenue streams. The following table sets forth the components of our revenues, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the year ended December 31,
	2022		2023		2024
	RMB’000%		RMB’000%		RMB’000	US$’000%
Charging services revenues	82,590	89.0	129,434	55.5	169,093	23,166	84.1
Energy solutions revenues	8,115	8.7	100,545	43.1	25,516	3,496	12.7
New initiatives revenues	2,109	2.3	3,384	1.4	6,367	872	3.2
Revenues	92,814	100.0	233,363	100.0	200,976	27,534	100.0

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

Energy Solutions Revenues. We generate revenues from the provision of integrated solutions that cover the planning, deployment, and operational optimization of EV charging for energy asset owners.

New Initiatives Revenues. We generate revenues from electricity procurement services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations.

Cost of Revenues

The following table sets forth the principal components of cost of revenues by absolute amount and as a percentage of total revenues for the periods presented.

	For the year ended December 31,
	2022		2023		2024
	RMB’000%		RMB’000%		RMB’000	US$’000%
Cost of revenues:
Cost of charging services	86,428	93.2	82,951	35.5	84,559	11,584	42.1
Cost of energy solutions	—	—	86,528	37.1	27,605	3,782	13.7
Cost of new initiatives	219	0.2	695	0.3	270	37	0.1
Total cost of revenues	86,647	93.4	170,174	72.9	112,434	15,403	55.9

Cost of Charging Services. Cost of charging services primarily consists of technical service fees, direct labor costs, operating costs of charging stations and electricity costs.

Cost of Energy Solutions. Cost of energy solutions primarily consists of hardware procurement costs and daily operation costs.

Cost of New Initiatives. Cost of new initiatives mainly represents costs of materials and services incurred for the delivery of services to enhance the efficiency and profitability of energy assets including charging stations.

Operating Expenses

The following table sets forth the components of operating expenses, both in absolute amount and as a percentage of total revenues, for the periods presented.

	For the year ended December 31,
	2022		2023		2024
	RMB’000%		RMB’000%		RMB’000	US$’000%
Operating expenses:
Selling and marketing expenses	241,430	206.1	438,609	188.0	198,863	27,244	99.0
Administrative expenses	2,173,939	2,342.3	568,446	243.6	374,644	51,326	186.4
Research and development expenses	36,557	39.4	61,608	26.4	42,070	5,764	20.9
Impairment losses, net	22,042	23.7	73,816	31.6	300,921	41,226	149.7
Total operating expenses	2,473,968	2,665.5	1,142,479	489.6	916,498	125,560	456.0

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

Administrative expenses. Administrative expenses mainly comprise staff costs for employees involved in general corporate functions, professional service fees, as well as other general and administrative expenses.

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

Mainland China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, which was most recently amended on December 29, 2018, a statutory enterprise income tax rate of 25% is applicable to foreign investment enterprises and domestic companies, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Our principal operating subsidiaries in mainland China were subject to enterprise income tax at a rate of 25% in 2024.

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

	For the year ended December 31,
	2022		2023		2024
	RMB’000%		RMB’000%		RMB’000	US$’000%
Charging services revenues	82,590	89.0	129,434	55.5	169,093	23,166	84.1
Energy solutions revenues	8,115	8.7	100,545	43.1	25,516	3,496	12.7
New initiatives revenues	2,109	2.3	3,384	1.4	6,367	872	3.2
Total revenues	92,814	100.0	233,363	100.0	200,976	27,534	100.0
Cost of revenues	(86,647)	(93.4)	(170,174)	(72.9)	(112,434)	(15,403)	(55.9
Gross profit	6,167	6.6	63,189	27.1	88,542	12,131	44.1
Operating expenses
Selling and marketing expenses	(241,430)	(260.61)	(438,609)	(188.0)	(198,863)	(27,244)	(99.0)
Administrative expenses	(2,173,939)	(2,342.3)	(568,446)	(243.6)	(374,644)	(51,326)	(186.4)
Research and development expenses	(36,557)	(39.4)	(61,608)	(26.4)	(42,070)	(5,764)	(20.9
Impairment losses, net	(22,042)	(23.7)	(73,816)	(31.6)	(300,921)	(41,226)	(149.7)
Total operating expenses	(2,473,968)	(2,665.5)	(1,142,479)	(489.6)	(916,498)	(125,560)	(456.0)
Other gains, net	7,317	7.9	24,083	10.3	20,928	2,867	10.4
Operating loss	(2,460,484)	(2,651.0)	(1,055,207)	(452.2)	(807,028)	(110,562)	(401.5)
Fair value changes of convertible instruments	(3,158,498)	(3,403.0)	(116,520)	(49.9)	426	58	0.2
Fair value changes of financial instruments at fair value through profit or loss	1,753	1.9	(87,143)	(37.3)	(80,748)	(11,062)	(40.2)
Finance costs	(10,275)	(11.1)	(31,852)	(13.7)	(39,838)	(5,458)	(19.8)

Loss before income tax	(5,627,504)	(6,063.2)	(1,290,722)	(553.1)	(927,188)	(127,024)	(461.3)
Income tax	(9,861)	(10.6)	(3,308)	(1.4)	19,150	2,623	9.5

Loss from continuing operations	(5,637,365)	(6,073.8)	(1,294,030)	(554.5)	(908,038)	(124,401)	(451.8)
Loss from discontinued operations	—	—	(13,120)	(5.6)	(6,404)	(877)	(3.2)
Net loss for the year	(5,637,365)	(6,073.8)	(1,307,150)	(560.1)	(914,442)	(125,278)	(455.0)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Total revenues decreased from RMB233.4 million in 2023 to RMB201.0 million (US$27.5 million) in 2024.

Charging Services. Charging services revenues were primarily generated from the provision of mobility connectivity solutions and the provision of charging services under our full station operation model. Charging services revenues increased from RMB129.4 million in 2023 to RMB169.1 million (US$23.2 million) in 2024. The increase in charging services revenues was primarily attributable to RMB25.9 million increase in revenue from mobility connectivity solutions and RMB13.8 million increase in revenue from full operation model. The increase in revenue from mobility connectivity solutions was driven by the increase in service charge rate, while orders transacted through our mobile connectivity solutions remained stable in 2024 relative to 2023. We offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of our network. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB400.7 million (US$54.9 million) in 2024. The increase in revenue from full operation model was driven by the increase in the number of charging stations that we operate under full station operation model.

Energy Solutions. Energy solutions revenues decreased from RMB100.5 million in 2023 to RMB25.5 million (US$3.5 million) in 2024. The decrease was primarily attributable to our strategy to shift away from low margin and infrequent energy solution projects.

New Initiatives. Revenues derived from new initiatives increased from RMB3.4 million in 2023 to RMB6.4 million (US$0.9 million) in 2024, as we continued to expand new initiatives business offerings and strengthen market recognition.

Cost of revenues

Cost of Charging Services. Cost of charging services included costs of providing mobility connectivity solutions and full station operation. Cost of charging services increased from RMB83.0 million in 2023 to RMB84.6 million (US$11.6 million) in 2024, which was primarily attributable to RMB10.6 million decrease in cost to provide mobility connectivity solutions offset by a RMB12.2 million increase in cost of full station operation. Cost to provide mobility connectivity solutions primarily consisted of technical service fees and direct labor costs. The decrease in cost to provide mobility connectivity solutions was primarily attributable to the optimization in operations. Cost of full station operation primarily consisted of operating costs of charging stations and electricity costs. The increase in cost of full station operation was driven by the increase in the number of charging stations that we operate under full station operation model.

Cost of Energy Solutions. Cost of energy solutions decreased from RMB86.5 million in 2023 to RMB27.6 million (US$3.8 million) in 2024 as less resources were deployed for energy solution projects with lower margins.

Cost of New initiatives. Cost of new initiatives decreased from RMB0.7 million in 2023 to RMB0.3 million (US$37.0 thousand) in 2024, primarily due to a decrease in operating cost of our non-charging services.

Operating expenses

Operating expenses decreased from RMB1,142.5 million in 2023 to RMB916.5 million (US$125.6 million) in 2024, mainly due to our strong initiatives to improve operational efficiencies, which simultaneously drove down selling and marketing expenses, administrative expenses, and research and development expenses.

Selling and marketing expenses. Selling and marketing expenses decreased from RMB438.6 million in 2023 to RMB198.9 million (US$27.2 million) in 2024, primarily due to (i) a decrease of RMB160.9 million in the amount of incentives granted to users, and (ii) a decrease of RMB92.9 million in salaries and bonuses of employees and share-based compensation. The excess incentives, being the amount of payments made to end-users that exceed the amount of commission fees we earned from charging stations on a transaction basis, were included in selling and marketing expenses and amounted to RMB63.6 million (US$8.7 million) in 2024. The significant reduction in the excess incentives was attributable to the realization of network benefits and continuous enhancement in our service which enabled us to manage platform-based incentives as a percentage of the commission fees generated from charging services more effectively.

Administrative expenses. Administrative expenses decreased from RMB568.4 million in 2023 to RMB374.6 million (US$51.3 million) in 2024, primarily attributable to (i) a decrease of RMB223.3 million in salaries and bonuses of employees and share-based compensation, and (ii) an increase in professional service fees in the amount of RMB36.3 million.

Research and development expenses. Research and development expenses decreased from RMB61.6 million in 2023 to RMB42.1 million (US$5.8 million) in 2024 as we refined the balance of resources dedicated to technical developments.

Impairment losses, net. Impairment losses, net increased from RMB73.8 million in 2023 to RMB300.9 million (US$41.2 million) in 2024 primarily due to an increase in impairment losses on receivables, prepayments and other financial assets in 2024.

Finance costs

Finance costs were RMB39.8 million (US$5.5 million) in 2024 as compared with RMB31.9 million in 2023. The increase was primarily attributable to an increase in interest expense as a result of increasing borrowings.

Income tax

Income tax benefit was RMB19.2 million (US$2.6 million) in 2024 as compared with income tax expense of RMB3.3 million in 2023.

Net loss for the year

As a result of the foregoing, loss for the year of RMB914.4 million (US$125.3 million) was recorded in 2024, compared with loss for the year of RMB1,307.2 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total revenues increased from RMB92.8 million in 2022 to RMB233.4 million (US$32.0 million) in 2023.

Charging Services. Charging services revenues were primarily generated from the provision of mobility connectivity solutions and the provision of charging services under our full station operation model. Charging services revenues increased from RMB82.6 million in 2022 to RMB129.4 million (US$17.7 million) in 2023. The increase in charging services revenues was primarily attributable to RMB47.8 million increase in revenue from mobility connectivity solutions offset by a RMB1.0 million decrease in revenue from full operation model. The significant increase in revenue from mobility connectivity solutions was driven by the surge of orders transacted through our mobile connectivity solutions which has increased 75% year over year, while service charge rate remained stable in 2023 relative to 2022. We offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of our network. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB323.8 million (US$45.6 million) in 2023.

Energy Solutions. Energy solutions revenues increased from RMB8.1 million in 2022 to RMB100.5 million (US$13.8 million) in 2023. The increase reflects our new strategic focus on the delivery of our energy solutions and was primarily driven by the initial phase of the Anji Green and Low-carbon Supply Chain Construction Project in Anji County, Zhejiang Province, which contributed revenue of RMB57.2 million, and engineering, procurement and construction projects which contributed revenue of RMB27.9 million in 2023.

New Initiatives. Revenues derived from new initiatives increased from RMB2.1 million in 2022 to RMB3.4 million (US$0.5 million) in 2023, as we continued to launch new initiatives to expand its market offerings.

Cost of revenues

Cost of Charging Services. Cost of charging services was RMB83.0 million (US$11.4 million) in 2023 compared to RMB86.4 million in 2022. Cost of charging services included costs of providing mobility connectivity solutions and full station operation. Cost to provide mobility connectivity solutions primarily consisted of technical service fees and direct labor costs and these costs remained stable in 2023 relative to 2022 despite the increase in revenue from mobility connectivity solutions as they are less sensitive to increase in charging volume transacted through our network. The Company has deployed technical and human resources to establish a scalable platform in past years and it was able to benefit from economies of scale in 2023. Cost of full station operation, primarily consisting of operating costs of charging stations and electricity costs, remained stable in 2023 relative to 2022.

Cost of Energy Solutions. Cost of energy solutions increased from nil in 2022 to RMB86.5 million (US$11.9 million) in 2023, primarily driven by costs incurred for the delivery of on-going energy solution projects, especially the initial phase of the Anji Green and Low-carbon Supply Chain Construction Project in Anji County, Zhejiang Province and engineering, procurement and construction projects.

Cost of New Initiatives. Cost of new initiatives increased from RMB0.2 million in 2022 to RMB0.7 million (US$0.1 million) in 2023, primarily due to an increase in operating cost of our non-charging services as a result of business expansion.

Operating expenses

Operating expenses decreased from RMB2,474.0 million in 2022 to RMB1,142.5 million (US$156.5 million) in 2023. The difference was mainly due to the incurrence of RMB1,912.7 million of equity-settled listing costs in connection with the Mergers in 2022, and the increase in labor costs in the amount of RMB300.6 million in 2023.

Selling and marketing expenses. Selling and marketing expenses increased from RMB241.4 million in 2022 to RMB438.6 million (US$60.1 million) in 2023, primarily due to (i) an increase of RMB110.7 million in the amount of incentives granted to users, and (ii) an increase of RMB69.1 million in salaries, bonuses and share-based compensation given to our key employees as a result of our business expansion. The excess incentives, being the amount of payments made to end-users that exceed the amount of commission fees we earned from charging stations on a transaction basis, were included in selling and marketing expenses and amounted to RMB224.5 million (US$31.6 million) in 2023.

Administrative expenses. Administrative expenses decreased from RMB2,173.9 million in 2022 to RMB568.4 million (US$77.9 million) in 2023. The difference is primarily attributable to (i) the incurrence of RMB1,912.7 million of equity-settled listing costs in connection with the Mergers in 2022, (ii) an increase of RMB208.6 million in salaries, bonuses and share-based compensation given to our key employees as a result of our business expansion, and (iii) an increase in professional service fees in the amount of RMB67.6 million as we completed a number of investment and financing projects.

Research and development expenses. Research and development expenses increased from RMB36.6 million in 2022 to RMB61.6 million (US$8.4 million) in 2023, primarily due to an expansion in our research and development efforts.

Impairment losses, net. Impairment losses, net increased from RMB22.0 million in 2022 to RMB73.8 million (US$10.1 million) in 2023, primarily due to an increase in impairment losses on receivables, prepayments and other financial assets in 2023.

Fair value changes of convertible instruments

We recorded a loss of RMB3,158.5 million as fair value changes of convertible instruments in 2022 compared to a loss of RMB116.5 million (US$16.0 million) in 2023. The loss in 2022 related to convertible preferred shares that were converted to ordinary shares in 2022 and the loss in 2023 related to convertible notes issued in 2023.

Fair value changes of financial instruments at fair value through profit or loss

Our fair value changes of financial instruments at fair value through profit or loss were a gain of RMB1.8 million in 2022 compared to a loss of RMB87.1 million (US$11.9 million) in 2023. The change was primarily attributable to the unrealized fair value remeasurement of certain financial assets at fair value through profit or loss which we issued in 2023.

Finance costs

Finance costs were RMB31.9 million (US$4.4 million) in 2023 as compared with finance costs of RMB10.3 million in 2022. The increase was primarily attributable to an increase in interest expense as a result of increasing borrowings and lease liabilities.

Income tax

Income tax expense was RMB3.3 million (US$0.5 million) for 2023, compared with income tax expense of RMB9.9 million for 2022.

Net loss for the year

As a result of the foregoing, loss for the year of RMB1,307.2 million (US$179.1 million) was recorded in 2023, compared to loss for the year of RMB5,637.4 million in 2022.

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

B.Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of cash flows for the periods presented:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000	US$’000
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(586,118)	(567,604)	(179,138)	(24,541)
Net cash used in investing activities	(161,335)	(339,610)	(201,671)	(27,629)
Net cash generated from financing activities	1,252,315	830,105	71,270	9,764
Net increase/(decrease) in cash and cash equivalents	504,862	(77,109)	(309,539)	(42,406)
Cash and cash equivalents at the beginning of the year	8,489	513,351	436,242	59,765
Cash and cash equivalents at the end of the year	513,351	436,242	126,703	17,359

To date, we have financed our operating and investing activities mainly through cash generated from operating activities, and debt and equity financing activities. As of December 31, 2024, we had cash and cash equivalents amounting to RMB126.7 million (US$17.4 million), of which 97.5% were held in RMB.

We issued and sold a total of 57,570,524 newly issued Class A ordinary shares of the Company to a certain institutional investor on December 12, 2022, at a price of US$0.5211 per ordinary share, based on the volume-weighted average traded price of our ADSs on Nasdaq for the 30 consecutive trading days immediately preceding the date of the subscription agreement (adjusted to account for the 1:10 ADS-to-share ratio), for a total purchase price of US$30 million. In May 2023, we completed a registered direct offering of US$21 million to certain investors whereby the investors subscribed for and purchased from us a total of 3,500,000 ADSs. In November 2023, we issued a total of 6,600,000 ADSs in a registered direct offering to certain investors at a total consideration of approximately US$16 million. We issued a US$30 million convertible bond to LMR Multi-Strategy Master Fund Limited, an affiliate of LMR Partners Limited, in July 2023, and then another US$40 million convertible bond to the same entity in September 2023. In the event that the entire principal amount of the July 2023 LMR Convertible Note is fully converted prior to its maturity date, we agree to further issue and sell, and LMR Multi-Strategy Master Fund Limited agrees to purchase, an additional note in the principal amount of US$25,000,000 at the issue price of US$25,000,000 with substantially similar terms as the July 2023 LMR Convertible Note. During the year ended December 31, 2023, we utilized bank borrowings in the amount of 380.3 million, and we had unutilized borrowing facilities totalling RMB12.5 million as of December 31, 2023. In March 2024, we completed the registered direct offering to certain institutional investors of 4,761,905 ADSs together with the Investor Warrants to purchase up to 4,761,905 ADSs at a combined purchase price of US$1.26 per ADS and accompanying Investor Warrant for total gross proceeds of approximately US$6 million, before deducting commissions and other estimated offering expenses. We also issued the FA Warrants to initially purchase up to 238,095 ADSs to a financial advisor in connection with this registered direct offering. The Investor Warrants and FA Warrants are all outstanding as of the date of this annual report. In September 2024 we entered into a sales agreement with A.G.P./Alliance Global Partners, as sales agent, relating to the At-the-Market Offering of up to an aggregate of US$20,000,000 of our ADSs from time to time through the sales agent. The sales agent will act on a commercially reasonable efforts basis to cause the sale of our ADSs and is entitled to a compensation at a commission rate of 3.0% of the gross sales price per ADS sold. As of the date of this annual report, a total of 700,000 ADSs are sold in the At-the-Market Offering. In October 2024, we entered into a convertible note exchange agreement with LMR pursuant to which LMR delivered to us for cancellation and termination the US$35,537,481 aggregate outstanding amount of the convertible notes previously issued by the Company to LMR, and we issued the 2024 New Note to LMR as consideration. On June 4, 2025, a deed of settlement (the “Settlement Deed”) was entered into by and among the Company, LMR and certain other parties, pursuant to which the parties have agreed to resolve disputes arising from the Company’s failure to pay obligations under the 2024 LMR Convertible Note Exchange Agreement. Pursuant to the Settlement Deed, among other things, the Company has paid an initial repayment of US$1.5 million and will pay an aggregate amount of US$15 million in 24 monthly installments commencing from June 25, 2025. The Company also agreed to issue LMR a warrant exercisable at any time up to the 10th anniversary of the effective date of the Settlement Deed, entitling LMR to acquire no less than 10% of the Company’s issued share capital if its market capitalization reaches US$90 million, as calculated in accordance with the terms of the Settlement Deed. In consideration of the parties entering into the Settlement Deed, LMR withdrew the winding-up petition filed in the Cayman Court against the Company and the Company discontinued related arbitration proceedings against LMR in HKIAC on the same day. In December 2024, we entered into the First SSFA with Topliquidity, pursuant to which we may initially issue up to 2,400,000 ADSs, and at the election of TopLiquidity, we may issue such greater amount of up to 4,800,000 ADSs, directly to TopLiquidity pursuant to the adjustment mechanism set forth in the First SSFA. As of the date of this annual report, a total of 200,000 ADSs were issued and sold for net proceeds of US$0.2 million. In December 2024, we entered into the Second SSFA with certain investors for the sale of up to US$15,000,000 ADSs. In accordance with the terms of the investors, which can be increased to up to US$15,000,000 at the election of the Company, pursuant to the adjustments set forth in the Second SSFA. As of the date of this annual report, a total of 9,792,998 ADSs were issued and sold for net proceeds of US$13.6 million. In March 2025, we completed a registered direct offering of 3,000,000 ADSs and warrants to purchase up to 7,500,000 ADSs to certain investors for net proceeds of US$1.98 million. The warrants have an initial exercise price of US$0.79 per ADS. As of the date of this annual report, the warrants are all outstanding.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Operating activities

Net cash used in operating activities was RMB179.1 million (US$24.5 million) in 2024, which was primarily attributable to a loss before income tax of RMB932.4 million (US$127.7 million), adjusted for certain non-cash items consisting primarily of (i) share based payments for employee benefit of RMB160.4 million (US$22.0 million), (ii) fair value change through profit or loss of RMB80.3 million (US$11.0 million), (iii) impairment losses on receivables, prepayments and other financial assets of RMB307.5 million (US$42.1 million). The adjustments for changes in operating assets and liabilities primarily reflected (i) a decrease in prepayments, other receivables and other assets of RMB232.3 million (US$31.8 million), (ii) a decrease in trade receivables and contract assets of RMB15.2 million (US$2.1 million) and (iii) a decrease in inventories of RMB22.8 million (US$3.1 million), (iv) partially offset by a decrease in trade and other payables of RMB33.6 million (US$4.6 million) and a decrease in contract liabilities of RMB42.1 million (US$5.8 million).

Net cash used in operating activities was RMB567.6 million in 2023, which was primarily attributable to a loss before income tax of RMB1,303.4 million, adjusted for certain non-cash items consisting primarily of (i) share based payments for employee benefits of RMB399.1 million, (ii) fair value changes through profit or loss of RMB204.0 million, (iii) impairment loss on receivables, prepayments and other financial assets of RMB74.7 million, (iv) provision for impairment on inventories of RMB14.4 million and (v) interest expense of RMB33.0 million. The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in prepayments, other receivables and other assets of RMB170.8 million, (ii) an increase in trade receivables and contract assets of RMB66.5 million and (iii) an increase in inventories of RMB36.8 million, (iv) partially offset by an increase in trade and other payables of RMB220.9 million and an increase in contract liabilities of RMB56.1 million.

Net cash used in operating activities was RMB586.1 million in 2022, which was primarily attributable to a loss before income tax of RMB5,627.5 million, adjusted for certain non-cash items consisting primarily of (i) fair value changes through profit or loss of RMB3,156.7 million, (ii) equity-settled listing cost of RMB1,912.7 million, (iii) share based payments for employee benefit of RMB213.8 million, (iv) interest expense of RMB10.2 million, and (v) depreciation of right-of-use assets of RMB9.2 million. The adjustments for changes in operating assets and liabilities primarily reflected (i) an increase in other receivables, prepayments and other assets of RMB187.8 million, (ii) an increase in trade receivables of RMB111.3 million, and (iii) a decrease in trade and other payables of RMB7.2 million, (iv) partially offset by an increase in contract liabilities of RMB24.0 million.

To supplement the above discussion of operating cashflows which is based on an indirect method, net cash used in operating activities was RMB179.1 million (US$24.5 million) for the year ended December 31, 2024, representing a decrease of RMB388.5 million (US$53.2 million) from RMB567.6 million for the year ended December 31, 2023. The decrease was mainly attributable to (i) a decrease in cash used in the procurement of energy storage equipment and chargers, and (ii) a strategic decrease of cash prepayment for charging services business and energy solutions business. Net cash used in operating activities was RMB567.6 million for the year ended December 31, 2023, representing a decrease of RMB18.5 million (US$2.5 million) from RMB586.1 million for the year ended December 31, 2022. The decrease was mainly attributable to (i) an increase of cash received in advance from energy storage business and (ii) a strategic decrease of cash prepayment to energy asset owners.

Investing activities

Net cash used in investing activities was RMB201.7 million (US$27.6 million) in 2024, primarily consisting of RMB208.6 million of net cash outflow from the purchase and sale of financial instruments and RMB2.6 million of net cash received from disposal of subsidiaries.

Net cash used in investing activities was RMB339.6 million in 2023, primarily consisting of RMB298.8 million of net cash outflow from the purchase and sale of financial instruments, RMB34.0 million of net cash paid for the acquisition of subsidiaries, and RMB6.3 million for the purchase of property, plant and equipment and other non-current assets.

Net cash used in investing activities was RMB161.3 million in 2022, primarily consisting of RMB144.2 million for the purchase of financial instruments and RMB17.1 million for the purchase of property, plant and equipment and other non-current assets.

Financing activities

Net cash generated from financing activities in 2024 was RMB71.3 million (US$9.8 million), primarily consisting of RMB292.8 million of net proceeds received from debt and equity financing, partially offset by the repayment of borrowings in the amount of RMB156.0 million, payment of interest in the amount of RMB42.3 million and payment of lease liabilities in the amount of RMB5.5 million.

Net cash generated from financing activities in 2023 was RMB830.1 million, primarily consisting of RMB607.2 million of net proceeds received from the issuance of ordinary shares and convertible notes, RMB380.3 million of borrowings received from banks and RMB4.3 million of capital injection from non-controlling shareholders, partially offset by the repayment of borrowings in the amount of RMB143.9 million, payment of interest in the amount of RMB32.2 million and payment of lease liabilities in the amount of RMB7.2 million.

Net cash generated from financing activities in 2022 was RMB1,252.3 million, primarily consisting of RMB556.4 million of issuance of convertible redeemable preferred shares, RMB217.7 million of issuance of ordinary shares, and RMB503.2 million of borrowings received from banks, partially offset by the payment of interest in the amount of RMB9.5 million, payment of lease liabilities in the amount of RMB6.8 million, and expense for issuance of preferred shares in the amount of RMB8.6 million.

Capital expenditures

Our capital expenditures are primarily incurred for decoration of new workplace and software for research and development purpose. Our total capital expenditures were RMB26.3 million and nil for the years ended December 31, 2023 and 2024, respectively. We will continue to make capital expenditures in the foreseeable future as we expand our business and continue to invest in technological development.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our operating lease obligations and commitments relating to office buildings and charging stations. We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments to support the growth of its business.

The following table sets forth our contractual obligations and commitments as of December 31, 2024.

		Payment Due by Period
		Less Than	1-2	2-3	3-5	Over 5
	Total	1 year	Years	Years	Years	Years

	(RMB in thousands)
Lease obligations and commitments	5,012	1,507	1,284	888	1,333	—

Other than as shown above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2024.

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

C.Research and Development, Patents and Licenses, etc.

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

In the years ended December 31, 2022, 2023 and 2024, research and development expenses were RMB36.6 million, RMB61.6 million and RMB42.1 million (US$5.8 million). We intend to invest considerable time and expense in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services with continued research and development activities.

We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes.

We regard our trademarks, copyrights, know-how, technologies, domain names, and other intellectual property as critical to our success. As of December 31, 2024, we had 65 issued patents and 322 pending patent applications globally. Our issued patents and patent applications primarily cover charging services, mobile charging devices, and integrated photovoltaics-storage charging station solutions. As of December 31, 2024, we owned 23 copyrights (including copyrights to software products), and 34 registered domain names that are material to our business.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since 2024 that are reasonably likely to have a material adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

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

Measurement of expected credit losses (ECLs)

A number of significant judgements are required in applying the accounting requirements for measuring ECLs, such as:

●	Determining the segmentation of debtor groups;
●	Selecting appropriate models and assumptions for the measurement of ECLs; and
●	Establishing the relative probability weightings of forward-looking factors.

Impairment assessment under ECL for trade receivables and other receivables

We use a provision matrix to calculate ECLs for trade receivables. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.

At each financial position date, the observed historical default rates are reassessed and changes in the forward-looking information are considered. In addition, credit impaired trade receivable with significant balances are assessed for ECLs individually.

ECLs for other receivables are estimated by applying a loss rate approach with reference to the days past due for groupings of debtors with similar loss patterns. The loss rate is adjusted to reflect current conditions and forecasts of future economic conditions as appropriate.

The provision of ECLs is sensitive to changes in estimates. The information about the ECLs is disclosed in Note 7 of our audited consolidated financial statements included elsewhere herein.

Forward-looking information

In measuring ECLs in accordance with IFRS 9, we consider forward-looking information. The calculation of ECLs incorporates forward-looking information through the use of publicly available economic data and forecasts based on assumptions and management’s judgements and the use of probability weighted outcomes.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Zhen Dai	46	Chairman of the Board of Directors and Director
Yang Wang	36	Chief Executive Officer and Director
Steven Sim	48	Chief Financial Officer
Weilin Sun	49	Director
Guangming Ren	52	Independent Director
Xiaoli Liu	47	Independent Director
Ye Wu	42	Chief Strategy Officer

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

Steven Sim has served as our Chief Financial Officer since August 2024. Mr. Sim brings over 20 years of extensive experience in both domestic and international capital markets, with a proven track record across Singapore, London, and mainland China. Prior to joining us, Mr. Sim held senior finance leadership roles, including serving as Chief Financial Officer at Pintec Group (NASDAQ: PT) from October 2016 to August 2021, where he led the company through its entire journey from pre-IPO financing to IPO and subsequent international expansion over a five-year period. He also served as Vice President of Finance at Sohu (NASDAQ: SOHU) from June 2014 to August 2016. Earlier in his career, Mr. Sim worked at three of the Big Four accounting firms, including Deloitte, KPMG, and Ernst & Young, gaining a dual perspective from both financial institutions and corporations. Mr. Sim holds an MBA from INSEAD, which is ranked second globally in Business and Management by the QS World University Rankings.

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

B. Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately RMB4.5 million (US$0.6 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to its directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The Fourth A&R New 2022 Share Incentive Plan

The New 2022 Share Incentive Plan was adopted to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business.

The New 2022 Share Incentive Plan was amended and restated in June 2023, December 2023, May 2024 and most recently in August 2024, to increase the number of Class A ordinary shares available for grant of awards under such plan. We refer to the New 2022 Share Incentive Plan as amended and restated as the “Fourth A&R New 2022 Share Incentive Plan.” The maximum number of Class A ordinary shares available to be issued under the Fourth A&R New 2022 Share Incentive Plan is initially 779,385,082 and is subject to increase on the first day of each fiscal year from January 1, 2025 by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise decided by our board of directors.

The following paragraphs describe the principal terms of the Fourth A&R New 2022 Share Incentive Plan.

Types of Awards. The Fourth A&R New 2022 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or other equity incentive awards pursuant to the authorizations of the administrator under the Fourth A&R New 2022 Share Incentive Plan.

Plan Administration. Our board of directors or one or more committees consisting of directors appointed by the board of directors or another committee (within its delegated authority) administers the Fourth A&R New 2022 Share Incentive Plan. The administrator of the Fourth A&R New 2022 Share Incentive Plan determines, among other things, the eligibility of individuals to receive awards, the type and number of awards to be granted to each eligible individual, and the terms and conditions of each award.

Award Agreement. Each award granted under the Fourth A&R New 2022 Share Incentive Plan is evidenced by an award agreement that contains such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the United States Internal Revenue Code of 1986, as amended from time to time, or the Code.

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

Transfer Restrictions. Awards may not be transferred in any manner by the holder other than in accordance with the exceptions provided in the Fourth A&R New 2022 Share Incentive Plan, such as transfers to members of the holder’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the holder’s family and/or charitable institutions, pursuant to such conditions and procedures as the administrator may establish.

Termination and Amendment of the Fourth A&R New 2022 Share Incentive Plan. Unless terminated earlier, the Fourth A&R New 2022 Share Incentive Plan has a term of 10 years. The administrator has the authority to terminate, amend or modify the plan.

Share Incentive Grants

The following table summarizes, as of the date of this annual report, the number of ordinary shares underlying outstanding options that we had granted to our directors and executive officers and to other employees and consultants as a group.

	Number of	Exercise
	Ordinary Shares	Price
	Underlying	(US$/
Name	Options	Share)	Date of Grant	Date of Expiration
Zhen Dai	112,334,243	0.000003	March 18, 2022	March 18, 2032
	891,050	0.01	October 1, 2023	October 1, 2033
Yang Wang	37,443,045	0.000003	March 18, 2022	March 18, 2032
	712,840	0.01	October 1, 2023	October 1, 2033
Weilin Sun	8,903,550	0.000003	February 1, 2022	February 1, 2032
	712,840	0.01	October 1, 2023	October 1, 2033
	10,000,000	0.01	January 1, 2024	January 1, 2034
Steven Sim	*	0.00005	October 1, 2024	October 1, 2034
Guangming Ren	*	*	June 10, 2022	June 10, 2032
Xiaoli Liu	*	*	June 10, 2022	June 10, 2032
Ye Wu	*	0.000003-0.3	Various dates from February 1, 2022 to October 1, 2023	Various dates from February 1, 2032 to October 1, 2023
*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

As of the date of this annual report, other employees and consultants as a group hold options to purchase a total of 498,887,232 ordinary shares.

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

Audit Committee. Our audit committee consists of Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Guangming Ren is the chairperson of our audit committee. We have determined that Mr. Guangming Ren and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Guangming Ren qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Xiaoli Liu is the chairperson of our compensation committee. We have determined that Mr. Guangming Ren and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Zhen Dai, Mr. Guangming Ren and Mr. Xiaoli Liu. Mr. Zhen Dai is the chairperson of our corporate governance and nominating committee. We have determined that Mr. Guangming Ren and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D. Employees

As of December 31, 2024, we had 225 full-time employees and over 53 outsourced personnel recruited through third-party agencies. Details of our full-time employees are set out in the table below:

	Number of
Function	Employees	Percentage
Business Development	4	1%
Administration	106	47%
Research and development	37	17%
Operating & Marketing	78	35%
Total	225	100%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 18, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 7,473,717,243 ordinary shares issued and outstanding as of June 18, 2025, comprising (i) 6,166,169,471 Class A ordinary shares, excluding Class A ordinary shares issued to JPMorgan Chase Bank, N.A., the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon any sale of our At-the-Market Offering and the exercise or vesting of awards granted under our stock incentive plans, and (ii) 195,969,844 Class B ordinary shares, and (iii) 1,111,577,928 Class C ordinary shares.

Beneficial ownership is determined generally in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by any person listed below and the percentage ownership of such person, all ordinary shares of ours underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of June 18, 2015 are deemed outstanding.

Amount of Beneficial Ownership
Percent
Voting
Power
	Class A	Class B	Class C		Percent	(Upon Full
	Ordinary	Ordinary	Ordinary	Percent	Voting	Distribution
Name and Address of Beneficial Owner	Shares	Shares	Shares	Ownership	Power	by NewLink)
Directors and Executive Officers:**
Zhen Dai(1)	33,225,290	195,969,844	—	3.32%	19.39%	23.21%
Yang Wang(2)	*	—	*	*	*	*
Weilin Sun(3)	*	—	*	*	*	*
Guangming Ren	*	—	—	*	*	*
Xiaoli Liu	*	—	—	*	*	*
Steven Sim	*	—	—	*	*	*
Ye Wu	*	—	—	*	*	*
All directors and executive officers as a group	125,122,414	195,969,844	62,142,400	5.11%	21.28%	24.76%
Principal Shareholders:
Newlinks Technology Limited(2)	120,000,000	195,969,844	1,111,577,928	19.10%	41.58%	35.55%
*	Less than 1%
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

++	A total of 7,473,717,243 ordinary shares are outstanding as of June 18, 2025.
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

(1)	Represents (i) the 33,225,290 Class A ordinary shares underlying certain options issued to Mr. Dai which have become vested, (ii) the 195,969,844 Class B ordinary shares and directly or indirectly held by Newlinks Technology Limited based on Zenki Luck Limited’s ownership interest in Newlinks Technology Limited by way of holding 67,126,520 ordinary shares of Newlinks Technology Limited, and (iii) 20,264,359 Class A ordinary shares and directly or indirectly held by Newlinks Technology Limited based on Zenki Luck Limited’s ownership interest in Newlinks Technology Limited. Zenki Luck Limited is 100% beneficially owned by Mr. Dai. The registered address of Zenki Luck Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.
(2)	Represents 37,848,450 Class B ordinary shares and 212,694,390 Class C ordinary shares directly held by NewLink and 120,000,000 Class A ordinary shares, 158,121,394 Class B ordinary shares and 898,883,538 Class C ordinary shares directly held by Newlinks Envision Limited, a wholly-owned subsidiary of NewLink. Directors and executive officers of Newlink beneficially owning more than 1% of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5% of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P.) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

To our knowledge, as of the date of this annual report, a total of 5,599,596,009 Class A ordinary shares are held by record holders in the United States, including 5,599,596,008 Class A ordinary shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program, and 1 Class A ordinary share held by an individual. None of our outstanding Class B ordinary shares or Class C ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

NewLink granted share options under Newlink 2020 Share Incentive Plan to certain employees associated with the Group’s charging services business, who were subsequently transferred to the Group. The share-based compensation expenses in 2022, 2023 and 2024 was debited to profit or loss for RMB18.2 million and RMB5.3 million, and credited to profit or loss for RMB0.8 million respectively, with a corresponding increase and decrease in additional paid-in capital, respectively.

NaaS entered into transactions with its directors and executive officers with respect to certain short-term employee benefits. For the years ended December 31, 2022, 2023 and 2024, such short-term employee benefits amounted to RMB2.7 million, RMB7.5 million and RMB4.5 million (US$0.6 million), respectively.

In 2023, NewLink paid the following amounts on behalf of NaaS (i) RMB42.6 million of payroll and non-payroll labor expenses; (ii) RMB3.2 million of rental fees; and (iii) RMB19.4 million of other expenses. The total amount of RMB65.2 million (2022: RMB53.9 million) was reflected through the consolidated statements of profit or loss and other comprehensive loss in 2023. In 2024, NewLink paid the following amounts on behalf of NaaS: (i) RMB7.3 million of payroll and non-payroll labor expense; (ii) RMB2.5 million of rental fees; and (iii) RMB15.1 million of other expenses. The total amount of RMB24.9 million was reflected in the consolidated statements of profit or loss and other comprehensive loss in 2024.

In 2024, we entered into transactions with certain related parties in the ordinary course of business in connection with our energy solution services. The total amount of these transactions was RMB0.5 million (2023: RMB75.2 million).

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since December 31, 2024.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our currently effective memorandum and articles of association also authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions

Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

2025 Warrants

Duration and Exercise Price

Each warrant offered hereby will be a warrant to purchase one ADS and will be exercisable from the date of issuance and will expire five years from the date of issuance. The warrants will have an initial exercise price equal to US$0.79 per ADS. The exercise price and number of ADSs issuable upon exercise is subject to appropriate proportional adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our ADSs and the exercise price.

Cashless Exercise

If, at the time a holder exercises its warrants, a registration statement registering the issuance of the ADSs underlying the warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the warrants, which generally provides for a number of ADSs equal to (A) (1) the volume weighted average price on (x) the trading day preceding the notice of exercise, if the notice of exercise is executed and delivered on a day that is not a trading day or prior to the opening of “regular trading hours” on a trading day or (y) the trading day of the notice of exercise, if the notice of exercise is executed and delivered after the close of “regular trading hours” on such trading day, (2) at the option of the holder, either (x) the volume weighted average price on the trading day immediately preceding the date of the notice of exercise or (y) the bid price of the ADSs on the principal trading market as reported by Bloomberg L.P. as of the time of the holder’s execution of the notice of exercise if such notice of exercise is executed during “regular trading hours” on a trading day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a trading day), or (3) the volume weighted average price on the date of the notice of exercise if the date of such notice of exercise is a trading day and such notice of exercise is both executed and delivered after the close of “regular trading hours” on such trading day, less (B) the exercise price, multiplied by (C) the number of ADSs the warrant was exercisable into, with such product then divided by the number determined under clause (A) in this sentence.

Fractional Shares

No fractional ADSs will be issued upon the exercise of the warrants. Rather, we will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round down to the next whole ADS.

Transferability

Subject to applicable laws, a warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market

There is no trading market available for the warrants on any securities exchange or nationally recognized trading system. We do not intend to list the warrants on any securities exchange or nationally recognized trading system. The ADSs issuable upon exercise of the warrants are currently listed on Nasdaq under the symbol “NAAS.”

Rights as a Shareholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of the underlying ordinary shares represented by ADSs, the holders of the warrants do not have the rights or privileges of holders of our ordinary shares represented by ADSs, including any voting rights, until they exercise their warrants.

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

D. Exchange Controls

See “Item 4. Information on the Company— B. Business Overview—Regulations— Regulations Related to Foreign Exchange.”

E. Taxation

Cayman Islands Taxation

According to Travers Thorp Alberga, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	persons that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or former long-term residents of the U.S.;
●	tax-exempt entities (including private foundations);
●	governments or agencies or instrumentalities thereof;
●	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities (except as explicitly discussed below).

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares. This brief description is based on the current provisions of the Code, existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements of the IRS and other applicable authorities federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Dividends

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares), which are listed on Nasdaq, are considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in future years.

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

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may be eligible instead to claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or the income test, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which produce passive income. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. In particular, increased volatility in the market price of our ADSs may significantly increase our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate widely, and consequently, we cannot assure you of our PFIC status for any taxable year. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our ADSs and Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder, other than the taxable year in which the U.S. Holder’s holding period ADSs or Class A ordinary shares begins, that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the portion of the U.S. Holder’s holding period for the ADSs or Class A ordinary shares that preceded the taxable year in which the U.S. Holder receives the distribution), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;
●	the amount allocated to each prior taxable year (or portion thereof), other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year (or portion thereof), other than a pre-PFIC year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded (generally, stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter) on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs (but not our Class A ordinary shares) are listed on the Nasdaq, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or Class A ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to “specified foreign financial assets” (which may include our ADSs or Class A ordinary shares), subject to certain exceptions (including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Class A ordinary shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file an IRS Form 8938.

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

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long -term debt obligations with floating interest rate. As at December 31, 2024, our bank borrowings amounting to RMB683.0 million (US$93.6 million) were at variable interest rates. As at December 31, 2024, if the interest rates on our borrowings had been 100 basis points higher or lower with all other variables held constant, loss before income tax would have been RMB7.6 million (US$1.0 million) higher or lower, as a result of higher/lower interest expense.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	an aggregate fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. We did not receive any reimbursement form the depositary in 2024.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Pursuant to requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. This assessment was made using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this assessment management has concluded that our internal control over financial reporting as of December 31, 2024, was effective.

Remediation of previously disclosed material weaknesses

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Centurion ZD CPA & Co. and Enrome LLP, our former and current principal external auditors, during the periods indicated. We did not pay any other fees to these independent registered public accounting firms during the periods indicated below.

	2023	2024
	RMB	RMB	US$

	(in thousands)
Audit Fees(1)	16,460	5,547	760
Audit Related Fees(2)	2,518	730	100
(1)	“Audit Fees” represent the aggregate fees billed during each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements. Since Enrome LLP has audited the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the fiscal years ended December 31, 2024, 2023 and 2022, and the related notes, audit fees billed by Enrome LLP amounted to RMB3.0 million (US$0.4 million) for the year ended December 31, 2024 and RMB2.5 million (US$0.4 million) for the years ended December 31, 2023 and 2022.
(2)	“Audit Related Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for other services except for the audit of our annual consolidated financial statements.

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

Engagement of Enrome LLP

On June 26, 2024, we engaged Enrome LLP as our independent registered public accounting firm and dismissed Centurion. This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

Centurion’s audit report on our consolidated financial statements as of and for the year ended December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the audit for the fiscal year ended December 31, 2023 and the subsequent period through the dismissal date of June 26, 2024, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between us and Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion, would have caused Centurion to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

During the fiscal years ended December 31, 2022, 2023 and 2024, and the subsequent interim period prior to our engagement of Enrome LLP on June 26, 2024, neither we nor anyone on behalf of us consulted with Enrome LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Enrome LLP that Enrome LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Trading Market—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” We followed home country practice with respect to the requirements (i) that a majority of our board of directors consist of independent directors, (ii) that we have a compensation committee that is composed entirely of independent director, and (iii) for maintaining an audit committee of at least three members. In addition, we did not hold an annual general meeting of shareholders in 2024 and we adopted a new equity incentive award plan without shareholders’ approval.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees. A copy of the insider trading policies is filed as an exhibit to this annual report.

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

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 2.2 to the shell company wort on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

2.3

Deposit Agreement by the Registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 filed publicly with the SEC on September 29 2022)

2.4

Form of Amendment No. 1 to Deposit Agreement dated April 11, 2025 by the Registrant, the depositary and owners and holders of the ADS (incorporated by reference to Exhibit (a)(2) to the post-effective amendment No. 2 to Form F-6 filed publicly with the SEC on April 11, 2025)

2.5	Description of Securities of the Registrant (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 1, 2023)

2.6	Form of Warrant issued to the purchasers pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 4.6 to our Current Report on Form 6-K filed with the SEC on March 13, 2024)

2.7

Promissory note executed by China Newlink Holding Limited in favor of Dada Auto, dated as of August 30, 2024 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 6-K filed with the SEC on October 4, 2024)

2.8	Form of Warrant (incorporated by reference to Exhibit 99.2 to our Current Report on form 6-K filed with the SEC on April 1, 2025)

4.1

Registration Rights Agreement dated June 10, 2022 by and between the Registrant and Bain Capital RISE Education IV Cayman Limited (incorporated herein by reference to Exhibit 4.8 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.2	Fourth Amended and Restated New 2022 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on August 26, 2024)

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

4.5+

English Translation of Business Cooperation Agreement, dated March 31, 2022 by and between Zhejiang Anji Zhidian Holding Co. Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co. Ltd. (incorporated herein by reference to Exhibit 4.17 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16 2022)

4.6+

English Translation of Data Service Agreement, dated February 15, 2023, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd. (incorporated herein by reference to Exhibit 4.18 to Amendment No. 1 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on March 27, 2023)

4.7+

English Translation of Charging Business Cooperation Agreement, dated February 15, 2023, by and between Zhejiang Anji Zhidian Holding Co., Ltd. and Zhejiang Anji Jiayu Big Data Technology Service Co., Ltd. (incorporated herein by reference to Exhibit 4.19 to Amendment No. 1 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on March 27, 2023)

4.8+

Convertible Note Purchase Agreement, dated June 29, 2023, by and between the Registrant and LMR Multi-Strategy Master Fund Limited (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on July 28, 2023)

4.9+

Form of Share Subscription Agreement, by and between the Registrant and each investor in the registered direct offering completed on May 30, 2023 and a schedule of all executed agreements adopting the same form (incorporated herein by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 9, 2024)

4.10+

Share Purchase Agreement, dated August 22, 2023, by and among Goldcup 33660 AB, a wholly-owned subsidiary of NaaS Technology Inc., and existing shareholders of Charge Amps AB (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on August 31, 2023).

4.11+

Convertible Note Purchase Agreement, dated August 31, 2023, by and between the Registrant and LMR Multi-Strategy Master Fund Limited (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on August 31, 2023)

4.12+

Form of Share Subscription Agreement, by and between the Registrant and each investor in the registered direct offering completed on November 24, 2023 and a schedule of all executed agreements adopting the same form (incorporated herein by reference to Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 9, 2024)

4.13+

Securities Purchase Agreement, by and between the Registrant and certain investors in the registered direct offering completed on March 15, 2024 (incorporated herein by reference to Exhibit 4.13 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 9, 2024)

4.14

Sales Agreement by and between the Registrant and A.G.P./Alliance Global Partners, dated September 9, 2024 (incorporated by reference to Exhibit 1.1 to our Current Report on Form 6-K filed with the SEC on September 10, 2024)

4.15

Convertible Note Exchange Agreement by and between the Registrant and LMR Multi-Strategy Master Fund Limited dated as of October 4, 2024 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on October 4, 2024)

4.16

Share Purchase Agreement by and between Dada Auto, China Newlink Holding Limited and Sinopower Holdings International Co. Limited, dated as of August 30, 2024 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K filed with the SEC on October 4, 2024)

Exhibit Number	Description of Document

4.17

Share Subscription Facility Agreement by and between the Registrant and TopLiquidity Management Limited dated as of December 16, 2024 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on December 16, 2024)

4.18	Form of Share Subscription Facility Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on December 23, 2024)

4.19	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to our Current Report on form 6-K filed with the SEC on April 1, 2025)

8.1*	List of Principal Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)

11.2*	Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Enrome LLP

15.2*	Consent of Travers Thorp Alberga

15.3*	Consent of Jingtian & Gongcheng

16.1	Letter from Centurion ZD CPA & Co., Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 16.1 of our Current Report on Form 6-K filed with the SEC on June 28, 2024)

16.2

Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 15.2 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 13, 2022)

16.3

Letter from Centurion ZD CPA & Co., Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 16.3 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 1, 2023)

16.4

Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm (incorporated herein by reference to Exhibit 16.4 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 9, 2024)

97	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 9, 2024)

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith.
**	Furnished herewith.

+Portions of this exhibit have been omitted or redacted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NaaS Technology Inc.

By:	/s/ Steven Sim
Name: Steven Sim
Title: Chief Financial Officer

Date: July 9, 2025

NaaS Technology Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of NaaS Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NaaS Technology Inc. and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the fiscal years ended December 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the fiscal years ended December 31,2024, 2023 and 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.32 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of People’s Republic of China.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1.5 to the consolidated financial statements, the Group had negative operating cash flows of RMB179.1 million and incurred a net loss in the amount of RMB914.4 million during the year ended December 31, 2024 and had accumulated losses of RMB8,251.7 million and a working capital deficit of RMB910.9 million as of December 31, 2024 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Group Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are the matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the board of directors and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters do not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of revenue generated from mobility connectivity services
Description of the Matter

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

The Group’s revenue generated from mobility and connectivity services is recognized when or as the control of the goods or services is transferred to a customer. The accounting policy for revenue recognition and related performance obligations are disclosed in Note 2.20 to the consolidated financial statements, respectively.

How we addressed the critical audit matter in the Audit	Our procedures in relation to the recognition of revenue generated from mobility and connectivity services included:

a.
We have evaluated the appropriateness of the revenue recognition policies as adopted by management;
b.
We have obtained an understanding of the design, implementation and operating of key internal control including the information technology general control (“ITGC”) and the information technology activity control (“ITAC”) which govern such revenue recognition to ensure input and output information were properly recorded;
c.
We have engaged IT specialists to assist us in performing ITGC audit procedures on the Group’s IT system and the partnered platform to ensure that the information is reliable and testing the information flow accuracy and the calculation logic relevant to the recognition of revenue;
d.
We have performed audit procedures that included, among others, testing the clerical accuracy and consistency with IFRS of the accounting model developed by the Group to recognize revenue;
e.
We have tested the payment receipts against third-party payments platforms and instruments widely used in the PRC.

Recoverability of trade receivables
Description of the Matter

As of December 31, 2024, the Group has expected credit losses allowance of RMB69.14 million for trade receivables. As described in Notes 7 to the consolidated financial statements, the Group estimates expected credit losses for trade receivables using a provision matrix. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.

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

How we addressed the critical audit matter in the Audit
a.
We obtained an understanding of management’s processes relating to monitoring and assessing the recoverability of trade receivables;
b.
We evaluated management’s methodology for determining the segmentation of debtor groups based on credit risk characteristics;

c.
We evaluated the appropriateness of the Group’s methodology used to measure expected credit loss and evaluated management’s development, selection and weighting of the forward-looking factors used in the expected credit loss model;
d.
We also tested the completeness and accuracy of the underlying data used in the credit risk analysis;
e.
we compared the Group’s expected credit loss rates to peer companies and performed sensitivity analyses of the forward-looking factors to evaluate the changes to the Group’s expected credit losses that would result from changes in the forward-looking factors used in management’s provision matrix.
f.
We tested the valuation of the subsequent receipts transaction to evaluate the expected credit loss

Recoverability of other financial assets
Description of the Matter

As described in Note 2.9 and Note 11 to the consolidated financial statements, the Company monitors other financial assets and provides for estimated impairment for specific other financial assets that are not likely to be recovered. The determination of impairment involves significant management judgment, including the timing of impairment. As disclosed in Note 2.9 and Note 11 to the consolidated financial statements, the balances of other financial assets were US$1.27 million as of December 31, 2024 after provision of impairment of US$32.53 million with subsequent disposal value of US$1.27 million.

The principal considerations for our determination that auditing management’s assessment of impairment of other financial assets is a critical audit matter included the significant judgment made by management when considering factors in assessing recovering of other financial assets as described above, as well as the likelihood of the occurrence of these factors impacting the recoverability. Furthermore, auditing this matter required a high degree of auditor judgment and increased audit effort to evaluate the assumptions and data used by management in estimating the allowance for impairment.

How we addressed the critical audit matter in the Audit	Our audit of other financial assets included, but was not limited to, the following procedures

a.
We obtained an understanding of controls relating to management assessment of the Investment product impairment;
b.
We interviewed with personnel involved in the financial reporting process and reviewed management’s impairment assessment, including its supporting evidence such as subsequent disposal and informed and discussed with the Audit Committee;
c.
We reviewed journal entries and other adjustments for evidence of possible material misstatement. We reviewed the minutes of the board of directors’ meetings and examined original transaction related documents. We also evaluated the sufficiency of the Group’s disclosures to other financial assets.
d.
We interviewed with lawyers to assess financial and legal implication related to the financial statements and engaged third party accounting firm perform agreed-upon procedures initiated by the management.

/s/ Enrome LLP

We have served as the Group’s auditor since 2024.

Singapore

July 9, 2025

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Notes	2023	2024	2024
		RMB’000	RMB’000	USD’000
ASSETS
Current assets
Cash and cash equivalents	6	436,242	126,614	17,346
Trade receivables	7	73,144	44,506	6,097
Contract assets	8	77,684	—	—
Financial assets at fair value through profit or loss	13	70,164	45	6
Inventories	9	22,458	—	—
Prepayments, other receivables and other assets	10	436,377	204,177	27,972
Other financial assets		27,898	9,129	1,251
Assets classified as held for sale	5	—	55,026	7,539
Total current assets		1,143,967	439,497	60,211
Non-current assets
Right-of-use assets	12	14,026	4,804	658
Financial assets at fair value through profit or loss	13	34,788	3,160	433
Financial assets at fair value through other comprehensive income	14	104,970	195,789	26,823
Other financial assets		100,718	—	—
Investments accounted for using equity method		267	411	56
Property, plant and equipment	15	4,378	2,601	356
Intangible assets	16	13,320	2,335	320
Goodwill		40,085	—	—
Other non-current assets		8,580	2,047	281
Total non-current assets		321,132	211,147	28,927
Total assets		1,465,099	650,644	89,138
LIABILITIES AND EQUITY
Current liabilities
Borrowings	17	72,953	772,978	105,897
Current lease liabilities	12	7,154	1,254	172
Trade payables	18	152,066	104,224	14,279
Income tax payables		19,170	796	109
Convertible bonds	20	272,684	241,524	33,089
Other payables and accruals	19	293,003	179,051	24,530
Liabilities relating to assets classified as held for sale	5	—	50,586	6,930
Total current liabilities		817,030	1,350,413	185,006
Non-current liabilities
Borrowings	17	681,821	51,067	6,996
Non-current lease liabilities	12	6,936	3,298	452
Deferred tax liabilities		2,917	—	—
Total non-current liabilities		691,674	54,365	7,448
Total liabilities		1,508,704	1,404,778	192,454
Equity
Share capital	21	165,183	186,678	25,575
Subscription receivable	21	(4,696)	(4,696)	(643)
Treasury shares	21	—	(6,862)	(940)
Warrant outstanding	21	—	29,587	4,053
Additional paid-in capital	21	7,196,341	7,389,684	1,012,383
Other reserves		(65,699)	(97,194)	(13,316)
Accumulated losses		(7,338,168)	(8,251,652)	(1,130,472)
Non-controlling interests		3,434	321	44
Total equity		(43,605)	(754,134)	(103,316)
Total equity and liabilities		1,465,099	650,644	89,138

The accompanying notes are an integral part of these consolidated financial statements.

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

		Year ended December 31,
	Notes	2022	2023	2024	2024
		RMB’000	RMB’000	RMB’000	USD’000
Continuing operations
Revenues
Charging services revenues		82,590	129,434	169,093	23,166
Energy solutions revenues		8,115	100,545	25,516	3,496
New initiatives revenues		2,109	3,384	6,367	872
Total revenues	22	92,814	233,363	200,976	27,534

Cost of revenues	23	(86,647)	(170,174)	(112,434)	(15,403)
Gross profit		6,167	63,189	88,542	12,131

Operating expenses
Selling and marketing expenses	23	(241,430)	(438,609)	(198,863)	(27,244)
Administrative expenses	23	(2,173,939)	(568,446)	(374,644)	(51,326)
Research and development expenses	23	(36,557)	(61,608)	(42,070)	(5,764)
Impairment losses, net	23	(22,042)	(73,816)	(300,921)	(41,226)
Total operating expenses		(2,473,968)	(1,142,479)	(916,498)	(125,560)

Other gains, net	24	7,317	24,083	20,928	2,867
Operating loss		(2,460,484)	(1,055,207)	(807,028)	(110,562)

Fair value changes of convertible instruments		(3,158,498)	(116,520)	426	58
Fair value changes of financial instruments at fair value through profit or loss		1,753	(87,143)	(80,748)	(11,062)
Finance costs	25	(10,275)	(31,852)	(39,838)	(5,458)
Loss before income tax		(5,627,504)	(1,290,722)	(927,188)	(127,024)
Income tax	26	(9,861)	(3,308)	19,150	2,623
Loss from continuing operations		(5,637,365)	(1,294,030)	(908,038)	(124,401)
Loss from discontinued operations	5	—	(13,120)	(6,404)	(877)
Net loss for the year		(5,637,365)	(1,307,150)	(914,442)	(125,278)
Net loss attributable to:
Equity holders of the Company		(5,637,365)	(1,306,913)	(913,484)	(125,147)
Non-controlling interests		—	(237)	(958)	(131)
		(5,637,365)	(1,307,150)	(914,442)	(125,278)
Basic and diluted loss per share for loss from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic loss per share	27	(2.92)	(0.57)	(0.35)	(0.05)
Diluted loss per share	27	(2.92)	(0.57)	(0.35)	(0.05)

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic loss per share	27	(2.92)	(0.58)	(0.35)	(0.05)
Diluted loss per share	27	(2.92)	(0.58)	(0.35)	(0.05)

Net loss for the year		(5,637,365)	(1,307,150)	(914,442)	(125,278)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods:
– Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax		(10,143)	(24,090)	(37,127)	(5,086)
– Currency translation differences		(25,058)	(6,408)	5,632	771
Other comprehensive loss for the year, net of tax		(35,201)	(30,498)	(31,495)	(4,315)
Total comprehensive loss for the year		(5,672,566)	(1,337,648)	(945,937)	(129,593)
Total comprehensive loss attributable to:
Equity holders of the Company		(5,672,566)	(1,337,411)	(944,979)	(129,462)
Non-controlling interests		—	(237)	(958)	(131)
		(5,672,566)	(1,337,648)	(945,937)	(129,593)

The accompanying notes are an integral part of these consolidated financial statements.

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Additional				Non-
		Share		Subscription	paid-	Other	Accumulated		controlling
	Notes	capital		receivable	in capital	reserves	losses	Total	interests	Total Equity
		RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2022		—	*	—	423,329	—	(393,890)	29,439	—	29,439
Comprehensive loss
Net loss for the year		—		—	—	—	(5,637,365)	(5,637,365)	—	(5,637,365)
Other comprehensive loss		—		—	—	(35,201)	—	(35,201)	—	(35,201)
Total comprehensive loss for the year		—		—	—	(35,201)	(5,637,365)	(5,672,566)	—	(5,672,566)
Transactions with equity holders:
Subdivision of shares		110,375		—	(110,375)	—	—	—	—	—
Issuance of shares, net		25,910		—	3,917,674	—	—	3,943,584	—	3,943,584
Deemed issuance of shares upon the Merger transaction		10,226		—	1,881,758	—	—	1,891,984	—	1,891,984
Capital contribution from a controlling shareholder		—		—	27,179	—	—	27,179	—	27,179
Share-based compensation from ESOP		—		—	195,669	—	—	195,669	—	195,669
Share-based compensation from controlling shareholder ESOP		—		—	18,163	—	—	18,163	—	18,163
Exercise of options		219		—	5,203	—	—	5,422	—	5,422
Balance at December 31, 2022		146,730		—	6,358,600	(35,201)	(6,031,255)	438,874	—	438,874
*	Representing amount less than RMB1,000.

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

				Additional				Non-
		Share	Subscription	paid-in	Other	Accumulated		controlling
	Notes	capital	receivable	capital	reserves	losses	Total	interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2023		146,730	—	6,358,600	(35,201)	(6,031,255)	438,874	—	438,874
Comprehensive loss
Net loss for the year		—	—	—	—	(1,306,913)	(1,306,913)	(237)	(1,307,150)
Other comprehensive loss		—	—	—	(30,498)	—	(30,498)	—	(30,498)
Total comprehensive loss for the year		—	—	—	(30,498)	(1,306,913)	(1,337,411)	(237)	(1,337,648)
Transactions with equity holders:
Issuance of shares, net		7,175	(4,696)	128,247	—	—	130,726	—	130,726
Share-based compensation from ESOP	28	—	—	393,825	—	—	393,825	—	393,825
Share-based compensation from controlling shareholder ESOP	28	—	—	5,251	—	—	5,251	—	5,251
Conversion of convertible bonds to shares	21	7,807	—	311,528	—	—	319,335	—	319,335
Exercise of options		3,471	—	(1,110)	—	—	2,361	—	2,361
Capital contributions from non-controlling shareholders		—	—	—	—	—	—	4,279	4,279
Non-controlling interests arising from business combination		—	—	—	—	—	—	(608)	(608)
Balance at December 31, 2023		165,183	(4,696)	7,196,341	(65,699)	(7,338,168)	(47,039)	3,434	(43,605)

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

						Additional				Non-
		Share	Subscription	Treasury	Warrant	paid-	Other	Accumulated		controlling
	Notes	capital	receivable	shares	outstanding	in capital	reserves	losses	Total	interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2024		165,183	(4,696)	—	—	7,196,341	(65,699)	(7,338,168)	(47,039)	3,434	(43,605)
Comprehensive loss
Net loss for the year		—	—	—	—	—	—	(913,484)	(913,484)	(958)	(914,442)
Other comprehensive loss		—	—	—	—	—	(31,495)	—	(31,495)	—	(31,495)
Total comprehensive loss for the year		—	—	—	—	—	(31,495)	(913,484)	(944,979)	(958)	(945,937)

Transactions with equity holders:
Issuance of shares, net		3,380	—	—	29,587	1,145	—	—	34,112	—	34,112
Share-based compensation from ESOP	28	—	—	—	—	161,231	—	—	161,231	—	161,231
Share-based compensation from controlling shareholder ESOP	28	—	—	—	—	(810)	—	—	(810)	—	(810)
Conversion of convertible bonds to shares	21	1,982	—	—	—	27,803	—	—	29,785	—	29,785
Exercise of options		16,133	—	—	—	(8,159)	—	—	7,974	—	7,974
Capital contributions from non-controlling shareholders		—	—	—	—	12,133	—	—	12,133	(2,333)	9,800
Acquisition of treasury shares		—	—	(6,862)	—	—	—	—	(6,862)	—	(6,862)
Disposal of subsidiaries	5	—	—	—	—	—	—	—	—	178	178
Balance at December 31, 2024		186,678	(4,696)	(6,862)	29,587	7,389,684	(97,194)	(8,251,652)	(754,455)	321	(754,134)
Balance at December 31, 2024, in USD’000		25,575	(643)	(940)	4,053	1,012,383	(13,316)	(1,130,472)	(103,360)	44	(103,316)

The accompanying notes are an integral part of these consolidated financial statements.

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2022	2023	2024	2024
		RMB’000	RMB’000	RMB’000	USD’000

Cash flows from operating activities
Loss before income tax from continuing operations		(5,627,504)	(1,290,722)	(927,188)	(127,024)
Loss before income tax from discontinued operations		—	(12,642)	(5,211)	(714)
Loss before income tax including discontinued operations		(5,627,504)	(1,303,364)	(932,399)	(127,738)
Adjustments for:
Depreciation of property, plant and equipment		210	1,186	1,579	216
Amortization of intangible assets and other non-current assets		167	7,681	8,150	1,117
Depreciation of right-of-use assets		9,219	8,160	6,136	841
Impairment losses, net of reversal
—Trade receivables, prepayments and other receivables		20,587	72,931	76,359	10,461
—Other financial assets		—	1,797	231,115	31,663
Provision for/(reversal of) impairment on inventories		—	14,409	(10,687)	(1,464)
Gain on disposal of non-current assets and subsidiaries		—	—	(16,270)	(2,229)
Fair value changes of convertible instruments		3,158,498	116,520	(426)	(58)
Fair value changes of financial instruments at fair value through profit or loss		(1,753)	87,519	80,687	11,054
Share-based compensation expense		213,832	399,076	160,421	21,978
Equity-settled listing cost		1,912,693	—	—	—
Investment income		—	(9,397)	(16,884)	(2,313)
Interest income		(4,826)	(5,239)	(4,619)	(633)
Interest expense		10,238	32,960	42,436	5,814
(Increase)/decrease in trade receivables and contract assets		(111,330)	(66,483)	15,197	2,082
(Increase)/decrease in prepayments, other receivables and other assets		(187,830)	(170,808)	232,311	31,826
(Decrease)/increase in trade and other payables		(7,164)	220,930	(33,646)	(4,610)
Increase/(decrease) in contract liabilities		24,019	56,121	(42,051)	(5,761)
(Increase)/decrease in inventories		—	(36,842)	22,819	3,126
Cash used in operations		(590,944)	(572,843)	(179,772)	(24,628)
Interest received		4,826	5,239	634	87
Net cash used in operating activities		(586,118)	(567,604)	(179,138)	(24,541)

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

		Year ended December 31,
	Notes	2022	2023	2024	2024
		RMB’000	RMB’000	RMB’000	USD’000
Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(17,132)	(6,327)	—	—
Investment in financial assets and equity method investees		(144,203)	(725,264)	(541,326)	(74,161)
Proceeds from disposal of financial assets		—	421,749	332,768	45,589
Dividends received		—	4,280	4,272	585
Net cash paid for acquisition of subsidiaries		—	(34,048)	—	—
Proceeds from disposal of subsidiaries		—	—	2,615	358
Loan advanced to a related party		—	(110,000)	—	—
Repayment of loan by a related party		—	110,000	—	—
Net cash used in investing activities		(161,335)	(339,610)	(201,671)	(27,629)
Cash flows from financing activities
Net proceeds from debt and equity financing		1,277,310	1,027,486	292,784	40,111
Repayment of borrowings		—	(143,872)	(155,989)	(21,371)
Interest paid		(9,537)	(32,228)	(42,329)	(5,799)
Expense for issuance of convertible bonds and ordinary shares		(8,624)	(39,957)	(8,473)	(1,161)
Payments for lease liabilities		(6,834)	(7,231)	(5,499)	(753)
Proceeds from revenue-based financing		—	24,372	12,318	1,688
Repayments for revenue-based financing		—	(2,744)	(31,342)	(4,294)
Capital injection from non-controlling interests		—	4,279	9,800	1,343
Net cash generated from financing activities		1,252,315	830,105	71,270	9,764
Net increase/(decrease) in cash and cash equivalents		504,862	(77,109)	(309,539)	(42,406)
Cash and cash equivalents at the beginning of the year		8,489	513,351	436,242	59,765
Cash and cash equivalents at the end of the year	6	513,351	436,242	126,703	17,359
Included in cash and cash equivalents per balance sheet	6	513,351	436,242	126,614	17,346
Included in assets classified as held for sale	6	—	—	89	13

The accompanying notes are an integral part of these combined financial statements.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Corporate information

1.1.	General information

NaaS Technology Inc. (the “Company”) was incorporated in the Cayman Islands on July 16, 2013 as an exempted company with limited liability. The Company is a holding company. The ultimate holding company of the Company is Newlinks Technology Limited (“Newlink”), a holding company incorporated in the Cayman Islands, which ultimately owns 51.77% of the ordinary shares of the Company as at December 31, 2024.

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

The “Group” means (i) prior to the completion of the Reorganization as defined in Note 1.2, subsidiaries and VIEs of Newlink that provided EV charging services in China, (ii) upon and after the completion of the Reorganization, Dada, its subsidiaries, and Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) for the period during which Dada maintained VIE arrangements with Kuaidian Power Beijing, and (iii) upon and after the completion of the Merger Transactions, the Company and its subsidiaries.

The consolidated financial statements of the Group for the year ended December 31, 2024 were authorized for issue in accordance with a resolution of the directors on July 9, 2025.

1.2.	History and reorganization of the Group

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

In September 2020, Kuaidian Power Beijing established a wholly-owned subsidiary, Zhidian Youtong Technology Co., Ltd. (“Zhidian Youtong”).

In February 2021, Cosmo Light (Beijing) New Energy Technology Co., Ltd. (“Cosmo Light”) was established. In April 2021, Xixian New District Constant Energy Joint New Energy Automobile Co., Ltd. (“XXND Automobile”) and Qingdao Hill Matrix New Energy Technology Co., Ltd. (“QHM New Energy”) were established. Ownership interest in Cosmo Light was held by Shandong Cosmo Light Co., Ltd, and ownership interests in XXND Automobile and QHM New Energy were held by Zhejiang Huzhou Hill Matrix Limited. In September 2021, Beijing Chezhubang acquired 100% of the ownership interest in Shaanxi Kuaidian.

In early 2022, the Company entered into a series of transactions to restructure its organization and its EV charging service business (the “Reorganization”). In connection with the Reorganization, various intermediate holding companies were established, including Fleetin HK Limited, established in March 2020. In December 2021, Fleetin HK Limited further established Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (“Anji Zhidian”), a wholly-owned subsidiary in China.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As part of the Reorganization, Anji Zhidian acquired 100% of the ownership interest in Beijing Chezhubang from Chezhubang Technology, and Beijing Chezhubang in turn acquired 100% of the ownership interest in Zhidian Youtong. In conjunction therewith the Company acquired: (a) 100% equity interests in Cosmo Light through Shandong Cosmo Light Co., Ltd in March 2022, (b) 100% equity interests in QHM New Energy through Zhejiang Huzhou Hill Matrix Limited in March 2022, and (c) 80% equity interests in XXND Automobile through Zhejiang Huzhou Hill Matrix Limited in March 2022. Kuaidian Power Beijing entered into a VIE arrangement with Anji Zhidian effective from January 5, 2022 to April 5, 2022, temporarily, as a result of which (i) Kuaidian Power Beijing initially became a VIE of Dada, and (ii) Dada became entitled to receive substantially all of the economic benefits generated by Kuaidian Power Beijing as primary beneficiary and was responsible for any and all economic losses Kuaidian Power Beijing incurred.

On April 6, 2022, Anji Zhidian acquired 100% of the ownership interest in Kuaidian Power Beijing as part of the Reorganization.

On June 20, 2023, the Group acquired 89.999% of the ownership interest in Sinopower Holdings International Co. Limited (“Sinopower”), which is engaged in the provision of solar energy solutions. In August 2024, the Group sold 89.999% of the ownership interest in Sinopower to a wholly-owned subsidiary of Newlink.

1.3.	Reverse merger

On February 8, 2022, Dada entered into the Merger Agreement among RISE, Dada Merger Sub Limited (“Merger Sub”), a wholly-owned subsidiary of RISE, and Dada Merger Sub II Limited (“Merger Sub II”), a wholly-owned subsidiary of RISE. Pursuant to the Merger Agreement, Merger Sub will merge with Dada, with Dada being the surviving company (the “Surviving Company”) and a wholly-owned subsidiary of RISE, and Dada will merge with and into Merger Sub II, with Merger Sub II as the surviving company and a wholly-owned subsidiary of RISE (the “Merger”) immediately following the consummation of the Merger. RISE was a public shell company prior to the Merger.

As of June 10, 2022, the Merger was completed and the existing shareholders of Dada and RISE owned approximately 93% and 7% of the fully diluted ordinary shares (including no. of shares under Dada ESOP and Rise ESOP) of the combined entity, respectively, immediately following the closing of the Merger. Newlink, as the existing shareholders of Dada, held a majority of the voting interest of the combined entity, and the election of independent directors is determined by Newlink. As a result of the shareholders and board arrangements, Rise is identified as the legal acquirer but accounting acquiree for accounting purposes (“accounting acquiree”) and Dada is identified as the legal acquiree but accounting acquirer for accounting purposes (“accounting acquirer”).

As RISE, the legal acquirer and accounting acquiree, does not meet the definition of a business, management concluded that the Merger should be accounted for as a continuation of the financial statements of Dada (the legal subsidiary), together with a deemed issue of shares and a re-capitalization of the equity of Dada in accordance with IFRS 2 Share-based Payment. Dada is the continuing entity and is deemed to have issued shares in exchange for the identifiable net assets held by RISE together with the listing status of RISE. Management concluded that June 10, 2022 is the acquisition date of the Merger. The purchase consideration of RMB1,892 million is the fair value of the deemed issued shares to the original shareholders of RISE totaling 165,791,964 shares, including the shares reserved for the exercisable options under RISE ESOP plans. The difference between the fair value of the shares deemed to have been issued by Dada to the original shareholders of Rise and the RMB21 million fair value of RISE’s identifiable net liabilities equaling RMB1,913 million is accounted as listing costs, and included in administrate expense in the consolidated statements of profit or loss and other comprehensive loss for the year ended December 31, 2022.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.4.	Subsidiaries

The Company’s major subsidiaries as at December 31, 2023 and 2024 are set out below. The country of incorporation or registration is also their principal place of business.

			Effective interest
	Place of	Date of	held as at
	incorporation	incorporation/	December 31,		Principal
Name of Subsidiaries	registration	establishment	2023	2024	activities
Zhejiang Anji Intelligent Electronics Holding Co., Ltd.	Zhejiang, China	December 24, 2021	100%	100%	Charging services revenues
Qingdao Intelligent Electronics Mobility Holding Co., Ltd	Shandong, China	June 9, 2022	100%	100%	Charging services revenues

1.5.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards(“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Group have been prepared on a historical cost basis, except for inventories and certain financial assets and liabilities measured at fair value.

All amounts disclosed in the consolidated financial statements are rounded to the nearest thousand unless otherwise indicated.

The consolidated financial statements are prepared on a going concern basis. The Group incurred a net loss in the amount of RMB914.4 million and net operating cash outflow in the amount of RMB179.1 million during the year ended December 31, 2024 and had accumulated losses of RMB8,251.7 million and a working capital deficit of RMB910.9 million as of December 31, 2024.

In order to continue as a going concern, the Group will need, among other things, additional capital resources. Management’s plan is to obtain such resources by seeking debt financing and/or third-party equity sufficient to meet its minimal operating expenses. Besides, management has taken immediate and significant mitigating actions to reduce costs and optimize the Group’s cash flow and liquidity. Among these are the following mitigating actions: reducing expenditure through moving away from low margin energy solution projects; deferring or canceling discretionary spend; freezing non-essential recruitment; reducing marketing spend; extension of existing bank borrowings to a period beyond twelve months from the financial position date; and securing new round of equity financing to replenish working capital by US$15 million to US$20 million.

Based on these factors, management has a reasonable expectation that the Group has and will have adequate resources to continue in operational existence for the foreseeable future.

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

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Effective from July 1, 2023, the Group implemented certain changes to align its consolidated statements of profit or loss presentation more closely with the manner in which the Group’s management currently receives and uses financial information to evaluate business performance following the Group’s expansion of business lines, extension of its services to a broader range of energy asset owners, including EV charging stations, PV and energy asset owners, and recent acquisitions. The Group now reports its revenues under the following three primary categories:

Charging services revenues, which include income from the provision of mobility connectivity solutions to EV charging stations and the provision of charging services at charging stations that NaaS operates under its full station operation model. NaaS’ mobility connectivity solutions include mobility services delivered in conjunction with Kuaidian, its partnered platform that is operated by a third-party service provider, and SaaS products that optimize the marketing, operations and energy efficiency of charging stations connected to NaaS’ network.

Energy solutions revenues, which include income from the provision of integrated solutions that cover the planning, deployment and operational optimization of EV charging for energy asset owners.

New initiatives revenues, which include income from the provision of electricity procurement services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations.

The Company retrospectively reclassified the presentation of the prior periods’ consolidated statements of profit or loss and other comprehensive loss to conform to the current period presentation. The change in presentation involved the recategorization of revenues from mobility connectivity services and from full station operation model to charging services revenue; the inclusion of revenues from EPC services, hardware procurement, station upgrade and maintenance services to energy solutions revenue; and the reclassification of revenues from electricity procurement, non-charging services such as food and beverage and online advertising, virtual power plant and charging robots to new initiatives revenue. These changes have no material impact on NaaS’ previously reported consolidated net revenues, net income or net income per share.

Effective on June 13, 2024, the Company changed the ratio of its American Depositary Shares (the “ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.01 per share, from the previous ADS Ratio of one ADS to 10 Class A ordinary shares to a new ADS Ratio of one ADS to 200 Class A ordinary shares. All earnings per ADS figures in this report give retroactive effect to the foregoing ADS to share ratio change.

Since the third quarter of 2024, the Group’s strategy to move away from low margin energy solution projects resulted in a reduction of energy solutions revenues.

The consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows of the Group include the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholder, whenever the period is shorter.

2.	Material accounting policies

The material accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1.	New and amended standards adopted by the Group
(a)	New standards and amendments applicable 1 January 2024

The Group has applied the following amendments for the first time for its annual reporting period commencing January 1, 2024. These amendments did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Amendments to IAS 1	Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
Amendments to IFRS 16	Lease Liability in Sale and Leaseback
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards that have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group are as follows:

Amendments	Effective for annual periods beginning on or after
Amendments to IAS 21: Lack of Exchangeability*	January 1, 2025
Amendments to the IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments*	January 1, 2026
IFRS 18, Presentation and Disclosure in Financial Statements**	January 1, 2027
IFRS 19, Subsidiaries without Public Accountability: Disclosures*	January 1, 2027

*These new standards and amendments are not expected to have a material impact on the Group’s consolidated financial statements.

**Management is currently assessing the detailed implications of applying this new standard on the Group’s consolidated financial statements.

2.2.	Subsidiaries

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

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of profit or loss and other comprehensive loss, consolidated statements of financial position, and consolidated statements of changes in equity, respectively.

2.3.	Associates

Associates are entities over which the Group has significant influence but not control or joint control, generally where the Group holds between 20% and 50% of the voting rights.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Investments in associates are accounted for using the equity method of accounting. The investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Where the Group’s share of losses in an associate equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated, unless the transaction provide evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

2.4.	Segment reporting

The Group’s operations are managed as a single, integrated business, and the Chief Executive Officer (“CEO”), identified as the Group’s Chief Operating Decision Maker (“CODM”), reviews consolidated financial results when making decisions about allocating resources and assessing performance. The Group’s business activities are highly interrelated and hence it does not segregate its business by product, service line, geography, or other factors for internal reporting purposes. Accordingly, the Group has identified a single operating and reportable segment in accordance with the requirements of IFRS 8 Operating Segments.

2.5.	Foreign currency translation
(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is U.S. dollars (“USD”). The functional currency of the subsidiaries in the Group operating businesses in the PRC is Renminbi (“RMB”). The functional currency of the subsidiaries in the Group operating businesses outside of the PRC generally use their respective local currencies as their functional currencies. The Group presents its consolidated financial statements in RMB, unless otherwise stated.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss. Foreign exchange gains and losses are presented in the consolidated statements of profit or loss on a net basis within “other gains”.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position,
●	income and expenses for each statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and
●	all resulting exchange differences are recognized in other comprehensive income.

When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.6.	Goodwill

Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the Group’s interest in the fair value of the acquiree’s net identifiable assets at the acquisition date. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.

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

Depreciation is calculated using the straight-line method to allocate the cost of the assets, net of their residual values, over their estimated useful lives, as follows:

–	Electronic equipment	5 years
–	Office equipment	3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Gains and losses on disposals are determined by comparing proceeds with carrying amount and included in profit or loss.

2.8.Intangible assets (other than goodwill)

Acquired computer software is stated at historical cost less accumulated amortization and accumulated impairment losses (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items. Costs associated with maintaining software programs are expensed as incurred.

The Group amortizes intangible assets with a finite useful life, using the straight-line method, over the following period:

–	Computer software	5 years

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful life are carried at cost less accumulated amortization and accumulated impairment losses (if any).

Research expenditure and development expenditure that do not meet the criteria for capitalization are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

2.9.	Investments and other financial assets
(a)	Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and
●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or in other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to present subsequent changes in fair value in other comprehensive income.

(b)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(c)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial asset carried at FVTPL are expensed in profit or loss.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(i) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. The Group classifies its debt instruments as financial assets at amortized cost and presented as “other financial assets” in the consolidated statements of financial position. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in “other gains” together with foreign exchange gains and losses. Impairment losses are presented as “Impairment losses, net” in the consolidated statements of profit or loss and other comprehensive loss.

(ii) Equity instrument

The Group subsequently measures all equity investments at fair value. Where management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as “other gains” when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVTPL are recognized in “fair value changes of financial instruments at fair value through profit or loss” in the consolidated statements of profit or loss and other comprehensive loss as applicable.

(d)	Impairment

The Group assesses on a forward-looking basis the expected credit losses (“ECLs”) associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

2.10. Inventories

Work in progress and finished goods are stated at the lower of cost and net realizable value. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2.11. Trade receivables and other receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and are therefore all classified as current.

Trade receivables and other receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. The Group holds trade receivables and other receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method, less loss allowance.

For trade receivables, the Group applies the IFRS 9 simplified approach to measuring ECLs, which uses a lifetime expected loss allowance for trade receivables. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Impairment losses on other receivables are measured as either 12-month ECLs or lifetime ECLs, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of other receivables has occurred since initial recognition, impairment losses are measured as lifetime ECLs.

Impairment losses on trade receivables and other receivables are presented as “Impairment losses, net” within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

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

2.14. Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. These amounts are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.15. Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are derecognized when the obligation specified in the contract is extinguished, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless, at the end of the reporting period, the Group has a right to defer settlement of the liability for at least 12 months after the reporting period.

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

2.17. Convertible bonds

The Group’s convertible bonds are classified as financial liabilities and initially recognized at fair value. The Group elects to subsequently measure the convertible bonds at fair value. Conversion features of the convertible bonds that meet the definition of a derivative are separated from the host debt instrument and accounted for as a derivative where any subsequent changes in fair value are recognized in profit or loss.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.18. Current and deferred income tax

Income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which those temporary differences and losses can be utilized.

(c)	Offsetting

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current income tax assets and liabilities and where deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(d)	Uncertain tax positions

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period when such determination is made.

2.19. Employee benefits

(a)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related services are recognized in respect of employees’ services up to the end of the reporting period, and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the consolidated statements of financial position.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Post-employment obligations

The Group participated in a defined contribution plan in which the Group pays fixed contributions to publicly administered pension insurance plans on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefits expense when they are due.

(c)	Housing funds, medical insurance and other social insurances

The Group’s employees in the PRC are entitled to participate in various government-supervised housing funds, medical insurance and other social insurance plans. The Group contributes on a monthly basis to these plans based on certain percentages of the salaries of the employees, subject to certain ceilings. The Group’s liability in respect of these plans is limited to the contributions payable at the end of the reporting period. Contributions to the housing funds, medical insurance and other social insurance plans are expensed when they are due.

(d)	Bonus plans

The expected cost of bonuses is recognized as a liability when the Group has a present legal or constructive obligation for payments of bonuses as a result of the services rendered by the employees and a reliable estimate of the obligation can be made. Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

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

Revenue is recognized when or as control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Control of the goods and services is transferred over time if:

●	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;
●	the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
●	the Group’s performance does not create an asset with an alternative use to the Group, and the Group has an enforceable right to payment for performance completed to date.

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

2.20.1. Accounting policy for the Group’s principal revenue sources

Charging services include the provision of mobility connectivity solutions to EV charging stations and the provision of charging services at charging stations that NaaS operates under its full station operation model. The Group offers mobility services delivered in conjunction with Kuaidian, its partnered platform that is operated by a third-party service provider, and SaaS products that optimize the marketing, operations and energy efficiency of charging stations connected to NaaS’ network. The Group generates charging services income under its full station operation model and charging services commission income from charging stations when charging transactions are completed via the Group’s charging network. Revenue from charging services is recognized upon the completion of each charging service transaction, and the payment terms and conditions are satisfied at the same time. The Group evaluates if it is a principal or an agent in a transaction to determine whether charging service income and commission income should be recognized on a gross or net basis. When the Group is the agent of the arrangement (such as arrangements where the Group does not have latitude in establishing prices and does not have inventory risk), the related income is recorded on a net basis. When the Group is the principal of the arrangement (such as arrangements where the Group obtains control over the charging services prior to transfer to customers), the related income is recorded on a gross basis.

Energy solutions include the provision of integrated solutions that cover the planning, deployment and operational optimization of EV charging for energy asset owners. The Group recognizes revenue from energy solutions projects at a point in time or over time depending on the terms and arrangement of the relevant contracts with the customers. For energy solutions projects where the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, the related revenue is recognized over time, using an input method to measure progress towards complete satisfaction of the provision of services. The input method measures progress towards complete satisfaction of the performance obligation based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the provision of integrated energy solutions. For energy solutions where the performance obligation is not satisfied over time, the related revenue is recognized when the goods or services are transferred to the customer. When the transaction price in a contract includes a variable consideration, the Group estimates the amount of variable consideration to which it expects to be entitled in exchange for transferring the goods or services to the customer using the expected value method. Variable consideration is estimated at contract inception and reassessed at the end of each reporting period. Variable consideration is also constrained until it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

New initiatives include the provision of electricity procurement services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations. Revenues for such services are recognized when the Group satisfies the performance obligations under the service contracts.

2.20.2. Contract balances

When either party to a contract has performed, the Group presents the contract in the consolidated statements of financial position as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment.

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

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.20.3. Incentives

The Group offers discounts and promotions to end-users to encourage the use of the Group’s mobility connectivity services. The Group records such incentives to end-users as a reduction of revenue, to the extent of the revenue generated from the same transaction, unless the payment is in exchange for a distinct good or service and the payment does not exceed the fair value of that good or service. In certain transactions, the incentives offered to the end-users exceed the revenue generated from the same transaction. The excess payment is presented as selling and marketing expense instead of negative revenue, as the payment does not relate to any other contracts (including past contracts or anticipated future contracts) with the customers.

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

2.21. Government grant

Government grants are recognized at their fair value where there is reasonable assurance that they will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and credited to profit or loss on a straight-line basis over the expected useful lives of the related assets.

2.22. Cost of revenues

Cost of revenues mainly consists of electricity cost, direct labor cost, depreciation of right-of-use assets, payment processing cost, cloud server cost and others.

2.23. Selling and marketing expenses

Selling and marketing expenses mainly consist of certain discounts and promotions to end-users, salaries and benefits of sales and marketing personnel, and promotion and advertising expense for branding and acquiring end-users for charging services. Promotion and advertising expenditure is expensed when the related service is received.

2.24. Administrative expenses

Administrative expenses mainly consist of salaries and benefits of management and administrative personnel, rental and related expenses, professional fees and other general corporate expenses.

2.25. Research and development expenses

Research and development expenses mainly consist of salaries, benefits and related expenses of research and development team, which are expensed as incurred. All costs related to the improvement and maintenance of the charging network are recorded as cost of revenues.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.26. Loss per share

(a)	Basic loss per share

Basic loss per share is calculated by dividing:

●	net loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by
●	the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.
(b)	Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.27. Leases

The Group, as a lessee, leases office buildings and charging stations. Lease contracts are typically made for fixed periods of three months to five years. Lease is recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets cannot be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable,
●	variable lease payments that are based on a rate, initially measured using the rate as at the commencement date,
●	amounts expected to be payable by the Group under residual value guarantees,
●	the exercise price of a purchase option if the Group is reasonably certain to exercise that option,
●	lease payments to be made under an extension option if the Group is reasonably certain to exercise the option, and
●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Right-of-use assets are measured at cost, comprising the following:

●	the amount of the initial measurement of lease liabilities,
●	any lease payments made at or before the commencement date less any lease incentives received,
●	any initial direct costs, and
●	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

The Group applies the short-term lease recognition exemption to its short-term leases of equipment, office buildings and charging stations. Short-term leases are leases with a lease term of 12 months or less without a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment and laptop computers that are considered to be of low value.

2.28. Impairment of non-current assets

Internal and external information is reviewed at the end of each reporting period, or whenever events or changes in circumstances indicate that the carrying amount might not be recoverable, to identify indications that the following assets might be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or might have decreased:

●	Right-of-use assets,
●	Investments accounted for using equity method,
●	Property, plant and equipment,
●	Intangible assets, and
●	Goodwill.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Impairment tests are performed annually for CGUs containing goodwill, intangible assets that are not yet available for use and intangible assets with indefinite useful life whether or not there is any indication of impairment.

(a)	Calculation of recoverable amount

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

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Recognition of impairment losses

An impairment loss is recognized in the consolidated statements of profit or loss and other comprehensive loss whenever the carrying amount of an asset, or the CGU to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis, except that the carrying amount of an asset will not be reduced below its individual fair value less costs of disposal, or value-in-use, if determinable.

(c)	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not allowed to be reversed. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated statements of profit or loss and other comprehensive loss in the period in which the reversals are recognized. For interim periods, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year. Impairment losses recognized in an interim period in respect of goodwill are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates.

2.29. Finance costs

Finance costs mainly consist of interest and other costs related to operating leases and borrowings.

2.30. Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services in exchange for equity instruments (equity-settled transactions).

The cost of equity-settled transactions is determined by the grant date fair value of the equity instruments using an appropriate valuation model. That cost is recognized as an employee benefits expense, with a corresponding increase in equity, over the period during which the employees provide the relevant services and, where applicable, the performance conditions are satisfied (the vesting period). The cumulative expense was recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any conditions other than service and performance conditions are considered to be non-vesting conditions. Non-vesting conditions are reflected in the grant date fair value of an equity instrument.

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

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.31. Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and groups of contracts within the scope of IFRS 17 Insurance Contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the consolidated statements of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate line of business, is part of a single coordinated plan to dispose of such a line of business. The results of discontinued operations are presented separately in the consolidated statements of profit or loss and other comprehensive loss.

2.32. Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2993 per US$1.00 on December 31, 2024 as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

3.Financial risk management

3.1.Financial risk factors

The Group’s activities expose it to certain financial risks, such as market risk, liquidity risk, credit risk and concentration risk related to suppliers and customers. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

(a)	Market risk
(i)	Foreign exchange risk

Foreign exchange risk primarily arises from future commercial transactions and recognized financial assets and liabilities denominated in a currency other than the functional currency of the relevant group entities. The Group manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures and minimizing non-functional currency transactions.

The Group operates mainly in the PRC with most of the transactions settled in RMB. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant financial assets or liabilities of the Group denominated in currencies other than the respective functional currency of the Group’s entities.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Interest rate risk

The Group’s exposure to the risk of changes in market interest rates primarily relates to the Group’s long-term debt obligations with floating interest rates.

As at December 31, 2024, the Group’s bank borrowings amounting to RMB683.0 million (2023: RMB754.8 million) were at variable interest rates. As at December 31, 2024, if the interest rates on the Group’s borrowings had been 100 basis points higher/lower with all other variables held constant, loss before income tax would have been RMB7.6 million higher/lower (2023: RMB6.6 million), as a result of higher/lower interest expense.

(iii)	Price risk

The Group’s exposure to equity securities price risk arises from investments in listed equity securities held by the Group and classified in the consolidated statements of financial position as financial assets at fair value through other comprehensive income.

As at December 31, 2024, the Group’s investments in listed equity securities amounted to RMB66.6 million (2023: RMB105.0 million). If the stock price of the listed company had increased/decreased by 10% with all other variables held constant, other comprehensive loss and total comprehensive income/(loss) would have decreased/increased by RMB6.6 million as at December 31, 2024 (2023: RMB10.5 million).

(b)	Liquidity risk

The Group intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying businesses, the Group’s policy is to regularly monitor the Group’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Group’s liquidity requirements.

The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of the issuance of these financial statements. The Group raised funds through bank borrowings, where the unutilized borrowing facilities amounted to RMB113.8 million as of December 31, 2024 (2023: RMB12.5 million).

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, because the impact of discounting is not significant. The undiscounted cash flows payable in respect of convertible bonds represent amounts payable under the convertible bonds that are not subject to mandatory conversion to shares of the Company, net off by the amount of prepaid shares repurchase instrument that can be used to offset the convertible bonds payable, if any.

		Between 1	Between 2
	Less than	and 2	and 5		Carrying
	1 year	years	years	Total	amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2023
Trade payables	152,066	—	—	152,066	152,066
Financial liabilities included in other payables and accruals	186,179	—	—	186,179	186,179
Borrowings	106,211	707,565	—	813,776	754,774
Lease liabilities	7,709	5,081	2,271	15,061	14,090
Convertible bonds	71,535	—	—	71,535	89,950
	523,700	712,646	2,271	1,238,617	1,197,059
At December 31, 2024
Trade payables	104,224	—	—	104,224	104,224
Financial liabilities included in other payables and accruals	137,401	—	—	137,401	137,401
Borrowings	788,994	1,532	52,547	843,073	824,045
Lease liabilities	1,410	1,284	2,221	4,915	4,552
Convertible bonds	264,174	—	—	264,174	241,524
	1,296,203	2,816	54,768	1,353,787	1,311,746

(c)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, contractual cash flows of debt instruments carried at amortized cost as well as credit exposures to customers and debtors, including outstanding receivables. The carrying amount of each class of the above financial assets represents the Group’s maximum exposure to credit risk in relation to the corresponding financial assets.

Credit risk is managed on a group basis. Finance team in conjunction with business team are responsible for managing and analyzing the credit risk for each of the Group’s new clients before standard payment and delivery terms and conditions are offered. The Group assesses the credit quality of its customers and other debtors by considering various factors including their financial position, past experience and other factors.

Cash and cash equivalents are mainly placed with state-owned financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

For trade receivables and contract assets, an impairment analysis is performed at each financial position date using a provision matrix to measure ECLs under the simplified approach. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions. Information based on the provision matrix is disclosed in Note 7 and Note 8.

The allowance account in respect of trade and other receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point, the impaired financial asset is considered irrecoverable and the amount charged to the allowance account is written off against the carrying amount of the impaired financial asset.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The gross carrying amount of a financial asset or contract asset is written off to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the assets or sources of income of the debtors could not generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(d)	Supplier concentration risk

With the completion of the transfer of the platform mobile application and mini-program which connect EV users with charging station operators and chargers (“Kuaidian Platform”), the related user data and charging station/pile data transferred from the Group to Zhejiang Anjijiayu Big Data Technology Service Co., Ltd. (“Anji Datacom”). The Group entered into business cooperation agreements with Anji Datacom to receive IT data management services, including collection, storage, processing and use of the data collected through Kuaidian Platform as well as transaction reconciliation and information verification services in relation to the delivery of charging services, for an initial term of five years ending March 30, 2027, which will be renewed for one year after the initial five years if both parties reach an agreement. The annual fee charged by Anji Datacom for the IT data management services provided, accounted for 9% and 11% of cost of sales for the years ended December 31, 2023 and 2024, respectively. A significant interruption by Anji Datacom in the delivery of IT data management services could impair the Group’s ability to deliver charging services and materially adversely impact its operating results and financial position.

(e)	Customer concentration risk

There were no customers which individually contributed for more than 10% of the Group’s total revenues for the year ended December 31, 2024.

For the year ended December 31, 2023, 23% and 17% of the Group’s total revenues were derived from two customers, respectively, which individually contributed for more than 10% of the Group’s total revenues.

3.2.Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group monitors capital by regularly reviewing the capital structure. As part of this review, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group’s capital management ensures the Group compliant with the financial covenants attached to the interest-bearing bank borrowings, including capital structure requirements. Breaches in complying with the financial covenants would permit the bank to immediately call loans. There have been no breaches of the financial covenants of any interest-bearing bank borrowings during the years ended December 31, 2023 and 2024.

The Group monitors capital using gearing ratio. The following section sets out an analysis of the gearing ratio, being total liabilities minus convertible bonds mandatorily convertible to the Company’s equity, divided by total assets, for each of the years presented.

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Total liabilities	1,508,704	1,404,778
Less: Convertible bonds mandatorily convertible to the Company’s equity	112,615	—
Non-IFRS adjusted total liabilities	1,396,089	1,404,778
Total assets	1,465,099	650,644
Non-IFRS total liabilities to total assets ratio	0.95	2.16

3.3.Fair value estimation

(a) Fair value hierarchy

The table below analyses the Group’s financial instruments carried at fair value as of each financial position date by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s financial instruments measured at fair value as at December 31, 2023 and 2024:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2023
Assets:
Financial assets at fair value through profit or loss	—	—	104,952	104,952
Financial assets at fair value through other comprehensive income	104,970	—	—	104,970
Liabilities:
Convertible bonds	—	—	272,684	272,684
At December 31, 2024
Assets:
Financial assets at fair value through profit or loss	—	—	3,205	3,205
Financial assets at fair value through other comprehensive income	66,642	—	129,147	195,789
Liabilities:
Convertible bonds	—	—	241,524	241,524

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2024, unrealized losses arising from financial instruments measured at fair value amounted to RMB4.9 million.

(b)Level 3 financial instruments

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. Specific valuation techniques used to value level 3 financial instruments include:

●	The use of quoted market prices or investor quotes for similar instruments;
●	The discounted cash flow model using unobservable inputs mainly including assumptions of expected future cash flows and discount rate;
●	The use of information of the latest round of financing, i.e. the recent transaction price or third-party pricing information; and
●	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.

The Group’s level 3 financial instruments include equity investments measured at FVTPL (Note 13) and convertible bonds (Note 20). As these instruments are not traded in active markets, their fair values have been determined using applicable valuation techniques, such as market approach, Monte-Carlo simulation model and binomial tree model.

The following table summarizes the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements:

						Relationship of
			Unobservable	Range of inputs at		unobservable inputs to
Description	Fair value at December 31,		inputs	December 31,		fair value
	2023	2024		2023	2024
	RMB’000	RMB’000
Investments in unlisted company	7,895	3,160	Expected volatility	26%	26%	The higher the expected volatility, the lower the fair value
			Discount for lack of marketability (“DLOM”)	3%	3%	The higher the DLOM, the lower the fair value
Convertible bonds	272,684	241,524	Expected volatility	Note 20	Note 20	The higher the expected volatility, the lower the fair value

The carrying amounts of the Group’s financial assets not carried at fair value, including cash and cash equivalents, trade receivables, other receivables and other financial assets, and financial liabilities not carried at fair value, including borrowings, trade payables and other payables, approximate their fair values due to the short maturities or the interest rates being close to the market interest rates.

4.Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the use of accounting estimates which will seldom equal the actual results. Management needs to exercise judgment in applying the Group’s accounting policies.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that might have a financial impact on the Group and that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)Revenue recognition

The Group has determined that each membership benefit provided over the membership period is a material right that would need to be accounted for as a performance obligation. Refer to Note 2.20 for details. Determining the transaction price allocated to each performance obligation based on its standalone selling price requires judgment and consideration of all relevant facts and circumstance. In the evaluation of standalone selling price, the Group considers the applicable market conditions and relevant Group-specific factors, including factors that were contemplated in membership agreement with the end-users and the estimated costs for specified number of cash coupons and incremental discounts.

The Group determined that it is appropriate based on its specific facts and circumstances to record net losses generated from its mobility and connectivity EV charging orders with net negative revenues in selling and marketing expenses on a transaction-by-transaction basis. The Group considered the substance of negative revenue arising from incentives to end-users as marketing related expenses paid to end-users, the purpose of which is to encourage user engagement, expand user base on the EV charging business, as well as eventually increase the commission revenue generated from the EV charging business. These loss orders did not relate to past contracts nor future contracts and were accounted for as a separate unit of account. The excess incentive amount that was reclassified to selling expenses amounted to RMB75.2 million (US$10.3 million), RMB224.5 million and RMB140.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Determining whether the Group is acting as a principal or as an agent when a third-party is involved in the provision of certain services to its customers requires judgment and consideration of all relevant facts and circumstances. In evaluation of the Group’s role as a principal or agent, the Group considers factors to determine whether the Group controls the specified goods or service before it is transferred to the customer including, but not limited to, the following: whether the Group (a) is primarily responsible for fulfilling the contract, (b) is subject to inventory risk, and (c) has discretion in establishing prices. Refer to Note 2.20 for details.

(b)Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the grant date fair value of the equity instruments granted, the Group uses binomial model and Monte-Carlo simulation model for the valuation. The models and assumptions used for estimating the fair value for share-based payment transactions are disclosed in Note 28.

(c)Estimation of recoverability of uncollected input VAT invoice

The Group determines the recoverability of uncollected input VAT invoice, recorded in other receivables, by considering the historical collection experience of input VAT invoice from the charging station operators and other factors that may affect the operators’ capability to issue input VAT invoice. The Group recognizes provision of uncollected input VAT amount as cost of revenue, in cases such as there is indication of the operator to terminate cooperation or lose capability to issue input VAT invoice.

(d)Estimation of IFRIC 23 provisions

Where the amount of tax payable or recoverable is uncertain due to the challenge from relevant tax authority or uncertainty regarding the acceptability of a particular tax treatment under the tax laws, judgment is required to assess the probability that the uncertain tax treatment will be accepted by the tax authority. In accordance with IFRIC 23, if it is not probable that the uncertain tax treatment will be accepted by the tax authority, the Group shall reflect the effects of uncertainty in determining the related taxable profit. Uncertain tax provisions include any related penalties, if applicable, under the tax laws.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(e)Recognition of deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant judgement is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and the level of future taxable profits, together with future tax planning strategies. Further details are disclosed in Note 27.

(f)Business agreements with Anji Datacom

In February 2022, Kuaidian Power Beijing, an indirect wholly owned subsidiary of the Company, entered into an asset transfer agreement with Anji Datacom, an independence third party, whereby Kuaidian Power Beijing agreed to sell certain assets to Anji Datacom, including Kuaidian Platform, user account information and historical transaction data, IT systems and IT workforce. The transfer was completed on March 31, 2022.

On March 31, 2022, Anji Zhidian, an indirect wholly owned subsidiary of the Company, entered into a series of agreements with Anji Datacom, through which Anji Zhidian continues to connect charging station operators to Kuaidian Platform while Anji Datacom is responsible for the provision of data management and technical services to Anji Zhidian in exchange for a service fee (the “Business Cooperation Agreements”).

The assets transferred constituted a business including inputs (Kuaidian Platform, user data, etc.) and processes (the established IT processes), but did not constitute a discontinued operation in accordance with IFRS 5 because they did not constitute a major line of business and the Group continued to carry out the online charging service solution business subsequent to the asset transfer through the Business Cooperation Agreements with Anji Datacom. The asset transfer transaction resulted in a net gain of RMB0.9 million.

Determining whether the Group has control over Anji Datacom requires judgment and consideration of all relevant contractual arrangements, existing and potential rights, business substance and facts and circumstances specific to Anji Datacom. The Group first obtained an understanding of the purpose and design of Anji Datacom, then determined whether it had the power to direct Anji Datacom’s relevant activities, had exposure or rights to variable returns from its involvement with Anji Datacom, or had the ability to use its power to affect Anji Datacom’s returns from its involvement with Anji Datacom.

The Group does not control Anji Datacom in accordance with IFRS 10 as it does not possess power over Anji Datacom and does not have exposure or rights to variable returns by involving in relevant activities of Anji Datacom. The Group does not have voting or potential voting rights, rights to appoint or remove key management, veto rights and other contractual rights over Anji Datacom. The third-party shareholder of Anji Datacom has substantive voting rights and makes independent decisions including, but not limited to, approving budgets and appointing and renumerating its management and employees. Furthermore, Anji Datacom is not a structured entity as it is not restricted to carry out its relevant activities and it makes independent decisions as a principal of its relevant activities.

(g)Measurement of ECLs for trade receivables and other receivables

A number of significant judgments are required in applying the accounting requirements for measuring ECLs, such as:

●	Determining the segmentation of debtor groups;
●	Selecting appropriate models and assumptions for the measurement of ECLs; and
●	Establishing the relative probability weightings of forward-looking factors.

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At each financial position date, the observed historical default rates are reassessed and changes in the forward-looking information are considered. In addition, credit-impaired trade receivables with significant balances are assessed for ECLs individually. The provision of ECLs is sensitive to changes in estimates. Information about ECLs is disclosed in Note 7.

ECLs for other receivables are estimated by applying a loss rate approach with reference to the days past due for groupings of debtors with similar loss patterns. The loss rate is adjusted to reflect current conditions and forecasts of future economic conditions as appropriate.

The Group considers forward-looking information in measuring ECLs in accordance with IFRS 9. The calculation of ECLs incorporates forward-looking information through the use of publicly available economic data and forecasts based on assumptions and management’s judgments and the use of probability weighted outcomes.

(h)Measurement of fair value of convertible bonds

Estimating fair value of convertible bonds requires determination of the most appropriate valuation model, which depends on the terms and conditions of the arrangement. This estimate also requires determination of the most appropriate inputs to the valuation model including stock price, volatility and dividend yield and making assumptions about them. For the fair value of the convertible bonds at the issue date and each financial position date, the Group uses binomial model for the valuation. The assumptions used for estimating the fair value of the convertible bonds are disclosed in Note 20.

5.Discontinued operations

(a)Description

Effective from August 31, 2024, the Group disposed of its entire ownership interest in Sinopower, a subsidiary engaged in the provision of solar energy solutions, to a wholly-owned subsidiary of Newlink. For the eight months ended August 31, 2024 and the year ended December 31, 2023, Sinopower is reported as a discontinued operation.

On September 30, 2024, the Group approved a plan to sell its ownership interest in certain subsidiaries engaged in the energy storage solutions business to a wholly-owned subsidiary of Newlink. The sale is anticipated to be completed within one year. As at December 31, 2024, the associated assets and liabilities are consequently presented as held for sale. For the years ended December 31, 2023 and 2024, these subsidiaries are reported as a discontinued operation.

Financial information relating to the above discontinued operations is set out below.

(b)Financial performance and cash flow information

	Year ended December 31,
	2023	2024
	RMB’000	RMB’000
Revenues	86,714	93,882
Cost of revenues	(61,144)	(85,538)
Operating expenses	(37,115)	(26,598)
Other gains/(losses), net	387	(258)
Fair value changes of financial instruments at fair value through profit or loss	(376)	61
Finance costs	(1,108)	(2,598)
Loss before income tax	(12,642)	(21,049)
Income tax	(478)	(1,193)
Loss after income tax	(13,120)	(22,242)
Gain on sale of Sinopower after income tax	—	15,838
Loss from discontinued operations	(13,120)	(6,404)
Attributable to:

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Equity holders of the Company	(12,883)	(5,154)
Non-controlling interests	(237)	(1,250)
	(13,120)	(6,404)

Other comprehensive income from discontinued operations	—	—
Total comprehensive loss from discontinued operations	(13,120)	(6,404)
Attributable to:
Equity holders of the Company	(12,883)	(5,154)
Non-controlling interests	(237)	(1,250)
	(13,120)	(6,404)

	Year ended December 31,
	2023	2024
	RMB’000	RMB’000
Net cash generated from/(used in) operating activities	482	(33,377)
Net cash used in investing activities	(651)	—
Net cash generated from financing activities	622	4,475
Net increase/(decrease) in cash and cash equivalents generated by discontinued operations	453	(28,902)

(c)Details of the sale of Sinopower

As of August 31, 2024
RMB’000
Disposal consideration receivable	53,778
Carrying amount of net assets sold	(37,940)
Gain on sale before income tax	15,838
Income tax expense on gain	—
Gain on sale after income tax	15,838

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts of assets and liabilities as at the date of sale were:

As of August 31, 2024
RMB’000
Cash and cash equivalents	1,647
Trade receivables	29,830
Contract assets	23,647
Inventories	9,145
Prepayments, other receivables and other assets	6,993
Right-of-use assets	3,161
Property, plant and equipment	296
Intangible assets	8,946
Goodwill	40,522
Other non-current assets	421
Total assets	124,608
Borrowings	(6,965)
Current lease liabilities	(1,535)
Trade payables	(15,420)
Income tax payables	(2,066)
Other payables and accruals	(57,460)
Non-current lease liabilities	(2,133)
Deferred tax liabilities	(1,267)
Total liabilities	(86,846)
Net assets	37,762
Attributable to:
Equity holders of the Company	37,940
Non-controlling interests	(178)
37,762

(d)Assets and liabilities of disposal group classified as held for sale

The following assets and liabilities were reclassified as held for sale in relation to the discontinued operation as at 31 December 2024:

As of December 31, 2024
RMB’000
Assets classified as held for sale
Cash and cash equivalents	89
Trade receivables	34,414
Inventories	1,181
Prepayments, other receivables and other assets	19,342
Total assets of disposal group held for sale	55,026
Liabilities directly associated with assets classified as held for sale
Borrowings	(10,000)
Trade payables	(37,666)
Other payables and accruals	(2,920)
Total liabilities of disposal group held for sale	(50,586)

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.Cash and cash equivalents

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Cash at bank	432,892	124,413
Deposits held at licensed payment platforms	3,350	2,290
	436,242	126,703
Included in cash and cash equivalents per balance sheet	436,242	126,614
Included in assets classified as held for sale	—	89

As of December 31, 2024, cash and cash equivalents located in Mainland China amounted to RMB125.6 million (2023: RMB400.1 million). Remittance of funds out of Mainland China is subject to relevant rules and regulations of foreign exchange control.

As of December 31, 2024, RMB12.8 million of cash at bank was held in accounts where the usage is restricted to certain business purposes (2023:RMB16.9 million).

As of December 31, 2023 and 2024, ECLs for cash and cash equivalents were estimated to be immaterial.

7.Trade receivables

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Trade receivables	133,657	148,057
Loss allowance	(60,513)	(69,137)
	73,144	78,920
Included in trade receivables per balance sheet	73,144	44,506
Included in assets classified as held for sale	—	34,414

The following is an aging analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition date.

	As of December 31,
	2023	2024
	RMB’000	RMB’000
0 – 90 days	29,865	21,479
91 – 180 days	17,331	905
181 – 365 days	26,216	45,459
1 – 2 years	52,100	25,604
2 – 3 years	7,843	47,720
Over 3 years	302	6,890
	133,657	148,057

The Group uses a provision matrix to calculate ECLs for trade receivables that result from transactions within the scope of IFRS 15. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The provision matrix is based on the historical default rates taking into consideration forward-looking information that is reasonable, supportable and available without undue costs and effort.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movement in ECL allowance for trade receivables during the years indicated is as follows:

	Year ended December 31,
	2023	2024
	RMB’000	RMB’000
Opening loss allowance	22,252	60,513
Arising from business combination	105	—
Provision for loss allowance, net	38,156	10,341
Disposal of subsidiaries	—	(1,717)
Closing loss allowance	60,513	69,137
Included in trade receivables per balance sheet	60,513	63,865
Included in assets classified as held for sale	—	5,272

The ECL allowance as of December 31, 2023 and 2024 was determined based on aging as follows:

	Within 1	1-2	2-3	Over 3
	year	years	years	years
At December 31, 2023
Expected loss rate	9.6%	20.8%	55.3%	—
Gross carrying amount (RMB’000)	71,938	9,994	371	—
Loss allowance (RMB’000)	6,879	2,076	205	—

At December 31, 2024
Expected loss rate	11.1%	28.0%	49.2%	—
Gross carrying amount (RMB’000)	67,843	21,615	5,992	329
Loss allowance (RMB’000)	7,536	6,047	2,947	329

Besides from the above ECL allowance calculated using provision matrix, as of December 31, 2023 and 2024, loss allowance was fully made for specific trade receivables with gross amount of RMB51.4 million and RMB52.3 million, respectively, which were considered to be in default due to conditions indicating that the Group was unlikely to receive the outstanding contractual amounts.

8.Contract assets

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Arising from performance under construction contracts	88,637	2,194
Loss allowance	(10,953)	(2,194)
	77,684	—

The Group considers historical default rates taking into consideration forward-looking information to assess ECL for contract assets. As of December 31, 2023, with RMB85.9 million of the contract assets expected to be recovered within one year, the Group applied an expected loss rate of 9.6% and made a loss allowance of RMB8.2 million.

Besides from the above ECL allowance, as of December 31, 2023 and 2024, loss allowance was fully made for specific contract assets with gross amount of RMB2.7 million and RMB2.2 million, respectively, which were considered to be in default due to conditions indicating that the Group was unlikely to receive the outstanding contractual amounts.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.Inventories

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Work in progress	4,798	—
Finished goods	17,660	1,181
	22,458	1,181
Included in inventories per balance sheet	22,458	—
Included in assets classified as held for sale	—	1,181

The movement in impairment losses on inventories during the years indicated is as follows:

	Year ended December 31,
	2023	2024
	RMB’000	RMB’000
Opening loss allowance	—	14,409
Provision for/(reversal of) impairment, net	14,409	(10,687)
Disposal of subsidiaries	—	(2,541)
Closing loss allowance	14,409	1,181
Included in inventories per balance sheet	14,409	—
Included in assets classified as held for sale	—	1,181

10.Prepayments, other receivables and other assets

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Prepayments to charging stations	110,766	75,018
Prepayments for chargers procurement	55,983	8,567
Prepayment for rental, facility and utilities	57,681	48,473
Miscellaneous prepayments	7,136	3,469
Value-added tax deductible	59,011	52,599
Amount due from related parties (Note 32)	27,703	1,206
Others	118,097	34,187
	436,377	223,519
Included in prepayments, other receivables and other assets per balance sheet	436,377	204,177
Included in assets classified as held for sale	—	19,342

The credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

ECLs for the financial assets included in prepayments, other receivables and other assets are estimated by applying a loss rate approach with reference to the days past due for groupings of debtors with similar loss patterns. The loss rate is adjusted to reflect current conditions and forecasts of future economic conditions as appropriate.

As of December 31, 2023 and 2024, for financial assets included in prepayments, other receivables and other assets with no significant increase in credit risk since initial recognition (Stage 1 of credit risk), the 12-month ECLs were estimated to be immaterial. Loss allowance was fully made for prepayments, other receivables and other assets with a significant increase in credit risk since initial recognition (Stage 3 of credit risk) or considered to be in default, amounting to RMB16.5 million and RMB108.6 million as of December 31, 2023 and 2024, respectively.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the years ended December 31 2022, 2023 and 2024, loss allowance for prepayments, other receivables and other assets recognized in profit or loss amounted to RMB1.2 million, RMB20.1 million and RMB73.1 million, respectively.

11.Financial instruments by category

The Group holds the following financial instruments:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Assets as per consolidated statements of financial position
Financial assets measured at fair value
—Financial assets at fair value through profit or loss	104,952	3,205
—Financial assets at fair value through other comprehensive income	104,970	195,789
	209,922	198,994
Financial assets measured at amortized cost
—Cash and cash equivalents	436,242	126,614
—Trade receivables	73,144	44,506
—Financial assets included in other receivables and deposits	137,801	9,261
—Other financial assets	128,616	9,129
	775,803	189,510
	985,725	388,504

Liabilities as per consolidated statements of financial position
Financial liabilities measured at fair value
—Convertible bonds	272,684	241,524
Financial liabilities measured at amortized cost
—Bank borrowings	754,774	824,045
—Lease liabilities	14,090	4,552
—Trade payables	152,066	104,224
—Financial liabilities included in other payables and accruals	186,179	137,401
	1,107,109	1,070,222
	1,379,793	1,311,746

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.Leases

This note provides information for leases where the Group is a lessee.

(a)Amounts recognized in the consolidated statements of financial position

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Right-of-use assets
Office buildings	12,231	250
Charging stations	1,795	4,554
	14,026	4,804

Lease liabilities
Current	7,154	1,254
Non-current	6,936	3,298
	14,090	4,552

The movement in the carrying amount of right-of-use assets during the years indicated is as follows:

	Office	Charging
	buildings	stations	Total
	RMB’000	RMB’000	RMB’000
Year ended December 31, 2023
Opening carrying amount	12,558	4,472	17,030
Arising from business combination	5,018	—	5,018
Additions	3,725	791	4,516
Depreciation charge	(5,532)	(2,628)	(8,160)
Disposals	(3,538)	(840)	(4,378)
Closing carrying amount	12,231	1,795	14,026
At December 31, 2023
Cost	34,921	10,779	45,700
Accumulated depreciation	(22,690)	(8,984)	(31,674)
Carrying amount	12,231	1,795	14,026
Year ended December 31, 2024
Opening carrying amount	12,231	1,795	14,026
Additions	—	4,025	4,025
Depreciation charge	(4,870)	(1,266)	(6,136)
Disposals	(3,950)	—	(3,950)
Disposal of subsidiaries	(3,161)	—	(3,161)
Closing carrying amount	250	4,554	4,804
At December 31, 2024
Cost	9,368	14,804	24,172
Accumulated depreciation	(9,118)	(10,250)	(19,368)
Carrying amount	250	4,554	4,804

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movement in the carrying amount of lease liabilities during the years indicated is as follows:

	Office	Charging
	buildings	stations	Total
	RMB’000	RMB’000	RMB’000
Year ended December 31, 2023
Opening balance	12,619	3,561	16,180
Arising from business combination	5,289	—	5,289
Additions	3,725	791	4,516
Interest expense recognized during the year	678	105	783
Payments	(6,049)	(1,896)	(7,945)
Disposals	(3,849)	(884)	(4,733)
Closing balance	12,413	1,677	14,090
Year ended December 31, 2024
Opening balance	12,413	1,677	14,090
Additions	—	4,025	4,025
Interest expense recognized during the year	427	137	564
Payments	(4,776)	(1,287)	(6,063)
Disposals	(4,396)	—	(4,396)
Disposal of subsidiaries	(3,668)	—	(3,668)
Closing balance	—	4,552	4,552

The weighted average interest rate of incremental borrowings applied to the calculation of lease liabilities was 4.18% per annum as of December 31, 2023 and 2024.

The maturity analysis of lease liabilities is disclosed in Note 3.1(b).

(b)Amounts recognized in profit or loss and cash outflows

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets
—Office buildings	4,386	5,532	4,870
—Charging stations	4,833	2,628	1,266
	9,219	8,160	6,136
Interest expense	1,089	783	564
Expense relating to short-term leases (included in cost of revenues and operating expenses)	9,739	16,732	19,826

The total cash outflows for leases in financing activities during the years indicated are as below:

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Principal element of lease payments	6,834	7,231	5,499
Related interest paid	388	714	564
	7,222	7,945	6,063

The total cash outflows for leases in operating activities during the years ended December 31, 2022, 2023 and 2024 amounted to RMB9.7 million, RMB16.7 million and RMB19.8 million, respectively.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.Financial assets at fair value through profit or loss

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Current assets
Unlisted equity investments	45	45
Prepaid shares repurchase instrument (Note 20)	70,119	—
	70,164	45
Non-current assets
Unlisted equity investments	31,926	3,160
Insurance and wealth management products	2,862	—
	34,788	3,160
	104,952	3,205

The Group’s equity investments in unlisted companies without control or significant influence are measured at fair value through profit or loss as the Group has not elected to recognize fair value gains and losses through other comprehensive income. For the significant unobservable inputs used in fair value measurements, please refer to Note 3.3.

The following table presents the movement in financial assets at FVTPL during the years indicated:

	Year ended December 31,
	2023	2024
	RMB’000	RMB’000
Opening balance	11,753	104,952
Arising from business combination	3,238	—
Additions	207,941	—
Fair value changes	(87,519)	(80,687)
Disposals	(30,461)	(23,690)
Exchange differences	—	2,630
Closing balance	104,952	3,205

14.Financial assets at fair value through other comprehensive income

	Year ended December 31,
	2023	2024
	RMB’000	RMB’000
Listed equity investments	104,970	66,642
Unlisted equity investments	—	129,147
	104,970	195,789

The Group has elected to recognize fair value gains and losses of its investment in the publicly traded ordinary shares of a listed company and its investment in an unlisted segregated portfolio company, both without control or significant influence, through other comprehensive income. During the years ended December 31, 2023 and 2024, the Group received cash dividends of RMB4.3 million and RMB4.3 million, respectively, from the listed investee company.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the movement in financial assets at fair value through other comprehensive income during the years indicated:

	Year ended December 31,
	2023	2024
	RMB’000	RMB’000
Opening balance	129,060	104,970
Additions	—	127,946
Fair value changes	(24,090)	(37,127)
Closing balance	104,970	195,789

15.Property, plant and equipment

The movement in the carrying amount of property, plant and equipment during the years indicated is as follows:

Electronic
and office
equipment
RMB’000
Year ended December 31, 2023
Opening carrying amount	2,600
Arising from business combination	186
Additions	2,778
Depreciation charge	(1,186)
Closing carrying amount	4,378
At December 31, 2023
Cost	6,199
Accumulated depreciation	(1,821)
Carrying amount	4,378
Year ended December 31, 2024
Opening carrying amount	4,378
Additions	112
Depreciation charge	(1,579)
Disposals	(14)
Disposal of subsidiaries	(296)
Closing carrying amount	2,601
At December 31, 2024
Cost	5,831
Accumulated depreciation	(3,230)
Carrying amount	2,601

16.Intangible assets

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Cost
—Software	3,717	3,717
—Customer contracts	11,328	—
	15,045	3,717
Accumulated amortization	(1,725)	(1,382)
Carrying amount	13,320	2,335

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.Borrowings

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Current borrowings	72,953	782,978
Current borrowings included in liabilities relating to assets classified as held for sale	—	(10,000)
Current borrowings per balance sheet	72,953	772,978
Non-current borrowings	681,821	51,067
	754,774	824,045

As of December 31, 2024, the interest rates of current borrowings, repayable within one year or on demand, ranged from 4.2% to 6.2% (2023: 3.5% to 15.0%) per annum.

As of December 31, 2024, the interest rate of non-current borrowings was 3% (2023: ranging from 4.2% to 5.5%) per annum.

The Group’s borrowings were primarily denominated in RMB.

During the year ended December 31, 2024, the Group obtained new borrowing facilities amounting to RMB125.0 million (2023: RMB380.3 million). The Group’s borrowings were mostly repayable in June 2025, partially in January, February and December 2025 and October 2027, some of which were guaranteed by Newlink and its two subsidiaries.

18.Trade payables

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Payables for charging services	69,129	73,559
Payables for energy solutions	82,937	68,331
	152,066	141,890
Included in trade payables per balance sheet	152,066	104,224
Included in liabilities relating to assets classified as held for sale	—	37,666

The Group’s trade payables are non-interest bearing and have an average term of three months.

19.Other payables and accruals

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Contract liabilities	101,053	32,509
Employee benefits payable	44,589	32,074
Accrued expenses	114,606	88,311
Other taxes payable	5,771	11,022
Revenue-based financing	21,628	2,604
Others	5,356	15,451
	293,003	181,971
Included in other payables and accruals per balance sheet	293,003	179,051
Included in liabilities relating to assets classified as held for sale	—	2,920

The Group’s other payables are non-interest bearing and have an average term of three months.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Details of contract liabilities are as follows:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Advances from customers for charging service discount packages	32,446	13,955
Advances from platform users	12,682	11,669
Advances from customers for energy solutions	51,926	6,501
Deferred income	3,342	—
Others	657	384
	101,053	32,509
Included in other payables and accruals per balance sheet	101,053	30,644
Included in liabilities relating to assets classified as held for sale	—	1,865

Advances received from customers for charging service discount packages mainly arise from sales of VIP membership and coupons.

During the years ended December 31, 2024 and 2023, revenue recognized that was included in the contract liability balance at the beginning of the year amounted to RMB54.1 million and RMB33.5 million, respectively.

The Group has elected the practical expedient not to disclose the remaining performance obligations for its contracts with customers because the duration of the Group’s contracts with customers was expected to be one year or less.

Deferred income is unconsumed carbon credits granted to platform users with a validity term of 6 months.

The Group obtained revenue-based financing from a third party where the Group receives capital to fund its cost of charging stations under full operation model in exchange for an agreed portion of the Group’s daily revenue from the relevant charging stations for a fixed period. The Group was not obliged to repay any minimum or fixed amounts under such arrangement.

Other taxes payable primarily represents value-added tax (“VAT”) and related surcharges and PRC individual income tax of employees withheld by the Group.

20.Convertible bonds

On July 6, 2023 and September 5, 2023, the Company issued convertible bonds to LMR Multi-Strategy Master Fund Limited (“LMR”) with a principal amount of US$30,000,000 which is due and mandatorily convertible to the Company’s ADSs on July 3, 2024  (the “July 2023 LMR Convertible Note”), and a principal amount of US$40,000,000 which is due on September 2, 2024 (the “September 2023 LMR Convertible Note”), respectively. For the outstanding principal amount of convertible bonds, the Company would issue payment in kind note to LMR at the end of each quarter, the amount of which is calculated at 5% per annum with reference to the principal amount of convertible bonds outstanding during the relevant quarter. Such convertible bonds and payment in kind notes are convertible to the Company’s ADSs, at certain variable price determined with reference to the market price of the Company’s ADSs prevailing shortly prior to the conversion. In the event that the entire principal amount of the July 2023 LMR Convertible Note is fully converted prior to its maturity date of July 3, 2024, the Company agreed to further issue and sell, and LMR agrees to purchase, an additional note in the principal amount of US$25,000,000 at the issue price of US$25,000,000 with substantially similar terms as the July 2023 LMR Convertible Note.

These convertible bonds were initially measured at fair value and subsequently carried at fair value through profit or loss pursuant to the Company’s election to apply the fair value option.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On October 4, 2024, the Company entered into a convertible note exchange agreement (the “Convertible Note Exchange Agreement”) with LMR, under which LMR agreed to deliver to the Company for cancellation and termination of the US$35.5 million aggregate outstanding amount of the July 2023 LMR Convertible Note and the September 2023 LMR Convertible Note. In exchange, the Company issued to LMR a convertible note (the “New Note”) in the principal amount of US$35.0 million and agreed to pay US$0.5 million to LMR in cash.

The movement in the fair value of convertible bonds during the years indicated is set out below:

	As of December 31,
	2023	2024
	RMB’000	RMB’000
Opening balance	—	272,684
New issuance	474,117	251,594
Fair value changes	116,520	(426)
Conversion to shares (Note 21(ii))	(319,335)	(29,785)
Notes matured	—	(255,458)
Exchange differences	1,382	2,915
Closing balance	272,684	241,524

The fair value of the convertible bonds was determined using the binomial option valuation model. The inputs to the valuation model as of December 31, 2024 and 2023 are set out below:

As of December 31,
	2024	2023
Expected volatility	71.75% - 73.64%	70.36% - 78.64%
Risk–free interest rate	4.19% - 4.20%	5.08% - 5.49%
Bond Maturity	0.76 - 0.98	0.51 - 0.94
Weighted average share price	US$2.00	US$1.52 - US$6.63

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.Share capital and additional paid in capital

		Nominal
	Number of	value of					Additional
	ordinary	ordinary	Combined	Subscription	Treasury	Warrant	paid-in
	shares	shares	capital	receivable	shares	outstanding	capital	Total
		USD	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2023	2,196,978,125	21,969,781	146,730	—	—	—	6,358,600	6,505,330
Issuance of shares, net (i)	101,000,000	1,010,000	7,175	(4,696)	—	—	128,247	130,726
Share-based compensation from ESOP (Note 28)	—	—	—	—	—	—	393,825	393,825
Share-based compensation from controlling shareholder ESOP (Note 28)	—	—	—	—	—	—	5,251	5,251
Conversion of convertible bonds to shares (ii)	108,760,310	1,087,603	7,807	—	—	—	311,528	319,335
Exercise of options	48,463,868	484,639	3,471	—	—	—	(1,110)	2,361
At December 31, 2023	2,455,202,303	24,552,023	165,183	(4,696)	—	—	7,196,341	7,356,828

At January 1, 2024	2,455,202,303	24,552,023	165,183	(4,696)	—	—	7,196,341	7,356,828
Issuance of shares, net (iii)	47,619,050	476,191	3,380	—	—	29,587	1,145	34,112
Share-based compensation from ESOP (Note 28)	—	—	—	—	—	—	161,231	161,231
Share-based compensation from controlling shareholder ESOP (Note 28)	—	—	—	—	—	—	(810)	(810)
Conversion of convertible bonds to shares (ii)	27,888,690	278,887	1,982	—	—	—	27,803	29,785
Exercise of options	226,848,352	2,268,483	16,133	—	—	—	(8,159)	7,974
Capital contributions from non-controlling shareholders	—	—	—	—	—	—	12,133	12,133
Acquisition of treasury shares	—	—	—	—	(6,862)	—	—	(6,862)
At December 31, 2024	2,757,558,395	27,575,584	186,678	(4,696)	(6,862)	29,587	7,389,684	7,594,391

(i)	In May 2023, the Company issued 35,000,000 Class A ordinary shares to certain institutional investors through a private placement, which was under the general mandate granted to the directors of the Company at the annual general meeting of the Company held on May 19, 2023 and rank pari passu with other shares in issue in all respects.

In November 2023, the Company issued 66,000,000 Class A ordinary shares to certain institutional investors through a private placement, for which subscription receivable was approximately RMB4.7 million as of December 31, 2023 and 2024.

(ii)	During the years ended December 31, 2023 and 2024, the Company issued 108,760,310 and 27,888,690 Class A ordinary shares upon the conversion of certain convertible bonds issued to LMR in aggregate (Note 20).
(iii)	In March 2024, the Company issued to certain institutional investors 47,619,050 Class A ordinary shares together with warrants to purchase up to 47,619,050 Class A ordinary shares through a private placement for a total net proceeds of approximately RMB34.1 million, after deducting commissions and other offering expenses. The warrants were exercisable beginning six months following the date of issuance and will expire five years from the initial exercise date. The Company also issued warrants to initially purchase up to 2,380,950 Class A ordinary shares to a financial advisor in connection with this registered direct offering.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.Revenues

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Charging services revenues	82,590	129,434	169,093
Energy solutions revenues	8,115	100,545	25,516
New initiatives revenues	2,109	3,384	6,367
	92,814	233,363	200,976

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Timing of revenue recognition
Goods and services transferred at a point in time	92,814	145,641	190,203
Goods and services transferred over time	—	87,722	10,773
	92,814	233,363	200,976

23.Operating costs and expenses by nature

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Equity-settled listing costs	1,912,693	—	—
Employee benefits expense	341,608	640,764	304,121
Professional service fees	66,657	141,938	157,768
Market incentives for charging services	120,461	231,121	113,224
Rental, facility and utilities	12,500	26,088	32,650
Cost of charging services revenues	21,936	21,167	28,447
Cost of energy solutions revenues	—	86,528	27,605
Promotion and advertising expenses	24,844	39,862	22,384
Traveling, entertainment and general office expenses	15,879	24,850	16,739
Depreciation of right-of-use assets	9,219	7,440	5,265
Depreciation of property, plant and equipment	210	947	1,480
Amortization of intangible assets	167	472	743
Bandwidth and server custody expenses	4,914	3,585	2,155
Payment processing costs	2,427	1,067	1,063
Net impairment losses on receivables, prepayments and other financial assets	22,042	73,816	300,921
Net impairment losses on inventories	—	3,296	—
Others	5,058	9,712	14,367
Total operating costs and expenses	2,560,615	1,312,653	1,028,932

24.Other gains, net

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Non-operating income	7,617	24,416	22,730
Non-operating expenses	(300)	(333)	(1,802)
	7,317	24,083	20,928

Non-operating income mainly comprises interest income, investment income and exchange gains and losses.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.Finance costs

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Interest expense from borrowings	9,149	30,467	37,613
Interest expense from lease liabilities	1,089	688	400
Others	37	697	1,825
	10,275	31,852	39,838

26.Taxation

(a)Income tax expense

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands

The Company is incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands and is not subject to tax on income or capital gains. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders. The Cayman Islands are not party to any double tax treaties applicable to any payments made by or to the Company.

(ii)	Hong Kong Profits Tax

Entities incorporated in Hong Kong are subject to Hong Kong Profits Tax at a rate of 16.5% for assessable profits earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

(iii)	PRC Enterprise Income Tax (“EIT”)

The Group’s operations in the PRC are subject to EIT at a statutory tax rate of 25% for assessable profits for the years ended December 31, 2023 and 2024, based on the existing legislation, interpretation and practices in respect thereof.

(iv)	Withholding tax in Mainland China (“WHT”)

Distribution of profits to foreign investors earned by companies in Mainland China since January 1, 2008 is subject to WHT at a rate of 5% or 10%, depending on the country of incorporation of the foreign investors.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group did not plan to require its subsidiaries in Mainland China to distribute their retained earnings in the foreseeable future. Accordingly, no deferred tax liabilities in respect of WHT on undistributed earnings were recognized as of December 31, 2023 and 2024.

The income tax expense of the Group during the years ended December 31, 2022, 2023 and 2024 is analyzed as follows:

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Current income tax	9,423	2,980	(16,307)
Deferred income tax	438	806	(1,650)
Income tax expense/(credit)	9,861	3,786	(17,957)
Attributable to:
Continuing operations	9,861	3,308	(19,150)
Discontinued operations	—	478	1,193

The income tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rates:

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Loss before income tax from continuing operations	(5,627,504)	(1,290,722)	(927,188)
Loss before income tax from discontinued operations	—	(12,642)	(5,211)
Loss before income tax including discontinued operations	(5,627,504)	(1,303,364)	(932,399)

Tax calculated at statutory income tax rate of 25% in Mainland China	(1,406,876)	(325,841)	(233,100)
Tax effects of:
Differing tax rates in different jurisdictions	1,272,471	65,790	77,346
Expenses not deductible for income tax purposes	137,862	122,634	89,191
Deductible temporary differences not recognized	—	23,771	24,449
Tax losses not recognized	37,283	140,493	24,792
Utilization of deductible temporary differences previously not recognized	—	(17,657)	—
Utilization of tax losses previously not recognized	(30,879)	(1,660)	(635)
Tax exemptions	—	(456)	—
Others	—	(3,288)	—
Income tax expense/(credit)	9,861	3,786	(17,957)

(b)	Deferred tax assets

As of December 31, 2024, unrecognized tax losses carried forward amounted to RMB1,117.3 million (2023: RMB1,090.9 million), most of which are expired in one to five years. As of December 31, 2024, unrecognized deductible temporary differences amounted to RMB186.2 million (2023: RMB95.1 million).

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.Loss per share

(a)	Basic loss per share

Basic loss per share for the years ended December 31, 2022, 2023 and 2024 are calculated by dividing net loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the respective year.

	Year ended December 31,
	2022	2023	2024
Net loss from continuing operations attributable to equity holders of the Company (RMB'000)	5,637,365	1,294,030	908,330
Weighted average number of ordinary shares in issue	1,927,746,700	2,259,760,407	2,630,750,526
Basic loss per share (RMB per share)	2.92	0.57	0.35

	Year ended December 31,
	2022	2023	2024

Net loss from discontinued operations attributable to equity holders of the Company (RMB’000)	5,637,365	12,883	5,154
Weighted average number of ordinary shares in issue	1,927,746,700	2,259,760,407	2,630,750,526
Basic loss per share (RMB per share)	2.92	0.01	0.00*

* Representing amount less than RMB0.01.

	Year ended December 31,
	2022	2023	2024

Net loss attributable to equity holders of the Company (RMB’000)	5,637,365	1,306,913	913,484
Weighted average number of ordinary shares in issue	1,927,746,700	2,259,760,407	2,630,750,526
Basic loss per share (RMB per share)	2.92	0.58	0.35

(b)	Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. During the years ended December 31, 2023 and 2024, the Company had no dilutive potential ordinary shares as the effect of all potential ordinary shares are determined to be anti-dilutive.

The computations of basic and diluted loss per Class A, Class B and Class C ordinary share are the same as they have the same rights to participate in profits and are all treated as ordinary shares on an as converted basis.

28.Share-based payments

RISE  Share  Incentive  Plans

Before the Merger, RISE operated several Share Incentive Plans (the “RISE Plans”) under which the outstanding granted share options of 3,966,704 were all vested and exercisable as of June 10, 2022. All awards under RISE Plans that were outstanding immediately prior to the Merger were automatically cancelled and extinguished, except that each vested option to purchase ordinary shares that was outstanding immediately prior to the Merger was converted into an option to purchase Class A ordinary shares of the Company. During the period from June 10, 2022 to December 31, 2022, 3,170,010 share options exercised resulted in the issuance of 3,170,010 Class A ordinary shares of the Company. The weighted average exercise price at the date of exercise of these options was US$0.25. As of December 31, 2022, the remaining unexercised share options were expired.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2022 Share Incentive Plan

In January 2022, the Board of Directors of Dada approved the Dada Share Incentive Plan (the “2022 Share Incentive Plan”), which has a term of 10 years. Under the 2022 Share Incentive Plan, Dada reserved options to its eligible employees, directors and officers for the purchase of Dada’s 224,665,915 ordinary shares in aggregate. The exercise price of such options is US$0.000003 to US$0.3 per share.

During the year ended December 31, 2022, the Company granted certain share options under the 2022 Share Incentive Plan. Most of those share options granted under the 2022 Share Incentive Plan were to be vested over 3 to 5 years. The contractual term of those share options is 10 years. The fair value of the share options was determined using the binomial option valuation model. The binomial model requires the input of a few key assumptions. For expected volatility, the Company made reference to the Company’s own listed share price and historical volatility of several comparable companies due to its short history of being listed.

On March 18, 2022, the Board of Directors of Dada approved certain grants to two of the Group’s directors and executive officers of share options with vesting condition that 50% will vest subject to completion of the Merger, and with market conditions that 25% and 25% will vest, respectively, when the market capitalization of the equity securities of the Company after the consummation of the Merger equals or exceeds two targeted market capitalization over a period of pre-agreed consecutive trading days, respectively. The fair value of the share options granted subject to market conditions is estimated at the date of grant using a Monte-Carlo simulation model, taking into account the terms and conditions on which the share options were granted. As the grant has a variable vesting period due to the market conditions, share-based compensation expense is recognized based on an estimated expected vesting period of 9.13 years and 9.53 years, respectively, consistent with the assumptions used in the Monte-Carlo simulation model.

In February and March 2022, certain employees resigned and joined Anji Datacom. The Group agreed that all unvested options of those employees became immediately vested upon resignation. The Group expensed all unvested options upon the accelerated vesting in the consolidated statements of profit or loss and other comprehensive loss.

On June 10, 2022, the Company assumed the then-effective 2022 Share Incentive Plan. Each option to purchase the ordinary shares of Dada that was outstanding immediately prior to June 10, 2022, whether vested or unvested, was converted into an option to purchase a number of Class A ordinary shares of the Company at a conversion ratio of 32.951 in accordance with the Merger. In September 2022, the 2022 Share Incentive Plan was replaced with further explanation below.

The New 2022 Share Incentive Plan

In September 2022, the Board of Directors of NaaS approved the New 2022 Share Incentive Plan of NaaS (the “New 2022 Share Incentive Plan”) to replace the 2022 Share Incentive Plan. The New 2022 Share Incentive Plan has a term of 10 years. The maximum number of Class A ordinary shares available to be issued under the New 2022 Share Incentive Plan is initially 249,770,760 and will be increased on the first day of each fiscal year from January 1, 2023 by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise decided by the Board of Directors of the Company. The exercise price for such options is US$0.0001 to US$0.3 per share.

In June 2023, the Board of Directors of NaaS approved the Amended and Restated New 2022 Share Incentive Plan, pursuant to which the maximum number of Class A ordinary shares of the Company available to be issued under the Amended and Restated New 2022 Share Incentive Plan will be initially 413,921,180, plus commencing no earlier than January 1, 2024, an increase on the first day of each fiscal year, a number equal to 1% of the then total number of shares issued and outstanding on an as converted and fully-diluted basis on the last day of the immediately preceding fiscal year, unless otherwise decided by the Board of Directors of the Company.

In December 2023, the Board of Directors of NaaS approved the Second Amended and Restated New 2022 Share Incentive Plan, pursuant to which the maximum number of Class A ordinary shares of the Company available to be issued under the Amended and Restated New 2022 Share Incentive Plan will be initially 490,563,333, plus commencing no earlier than January 1, 2024, an increase on the first day of each fiscal year, a number equal to 1% of the then total number of shares issued and outstanding on an as converted and fully-diluted basis on the last day of the immediately preceding fiscal year, unless otherwise decided by the Board of Directors of the Company.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In May 2024, the Board of Directors of NaaS approved the Third Amended and Restated New 2022 Share Incentive Plan, pursuant to which the maximum number of Class A ordinary shares of the Company available to be issued under the Amended and Restated New 2022 Share Incentive Plan will be initially 644,746,682, plus commencing no earlier than January 1, 2025, an increase on the first day of each fiscal year, a number equal to 1% of the then total number of shares issued and outstanding on an as converted and fully-diluted basis on the last day of the immediately preceding fiscal year, unless otherwise decided by the Board of Directors of the Company.

In August 2024, the Board of Directors of NaaS approved the Fourth Amended and Restated New 2022 Share Incentive Plan, pursuant to which the maximum number of Class A ordinary shares of the Company available to be issued under the Amended and Restated New 2022 Share Incentive Plan will be initially 779,385,082, plus commencing no earlier than January 1, 2025, an increase on the first day of each fiscal year, a number equal to 1% of the then total number of shares issued and outstanding on an as converted and fully-diluted basis on the last day of the immediately preceding fiscal year, unless otherwise decided by the Board of Directors of the Company.

Outstanding awards under the 2022 Share Incentive Plan remained valid and were governed by, and counted towards the total number of shares available under the New 2022 Share Incentive Plan. The Company reserved options to its eligible employees, directors and officers for the purchase of the Company’s 224,665,915 Class A ordinary shares in aggregate. The Company granted 195,763,865 share options under the New 2022 Share Incentive Plan to the original grantees as the replacement awards for the 2022 Share Incentive Plan. Such replacement was accounted for as a modification of share options. The incremental cost immediately before and after the replacement was immaterial.

During the period from September 29, 2022 to December 31, 2022, the Company granted additional share options under the New 2022 Share Incentive Plan. Most of the share options granted under the 2022 Share Incentive Plan were to be vested over 3 to 5 years. The contractual term of those share options is 10 years.

During the years ended December 31, 2023 and 2024, the Company granted 7,656,590 and 74,161,000 shares to certain suppliers in lieu of cash payment, respectively.

During the year ended December 31, 2023, share-based compensation from ESOP included RMB186.1 million arose from modification of the terms of certain share options granted during the year ended December 31, 2022.

During the year ended December 31, 2024, share-based compensation from ESOP included RMB0.6 million arose from modification of the terms of certain share options granted in during the years ended December 31, 2023 and 2024.

There were no cash settlement alternatives for employees, and the Group did not have a past practice of cash settlement for those awards. The Group’s awards were accounted for as equity awards.

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the number and weighted average exercise prices of, and movement in the New 2022 Share Incentive Plan during the years ended December 31, 2023 and 2024:

		Weighted
		average
	Number of	exercise
	options	prices
		US$
Outstanding as of December 31, 2022	210,114,428	0.00	*
Granted	199,457,890	0.08
Forfeited	(27,590,368)	0.10
Exercised	(48,463,868)	0.01
Outstanding as of December 31, 2023	333,518,082	0.04
Exercisable as of December 31, 2023	204,896,622	0.00	*

* Representing amount less than US$0.01.

	Number of	Weighted average
	options	exercise prices
		US$
Outstanding as of December 31, 2023	333,518,082	0.04
Granted	378,054,660	0.00	*
Forfeited	(147,021,300)	0.02
Exercised	(226,848,352)	0.04
Outstanding as of December 31, 2024	337,703,090	0.03
Exercisable as of December 31, 2024	191,253,800	0.01
*	Representing amount less than US$0.01.

The fair value of the share options was determined using the binomial valuation model. The inputs to the valuation model as of December 31, 2023 and 2024 are set out below:

	As of December 31,
	2023	2024

Weighted average fair value at the measurement date	US$0.46	US$0.01
Expected volatility	66.48%-67.66%	71.93%-73.45%
Risk–free interest rate	3.48%-4.59%	3.74%-4.48%
Expected life of share options (years)	9.85	9.88
Weighted average share price	US$0.52	US$0.13

The weighted average remaining contractual life of the share options outstanding as of December 31, 2024 was 8.5 years (2023: 8.8 years). The weighted average fair value of options granted during the year ended December 31, 2024 was US$0.07 (2023: US$0.43).

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Newlink 2020 Share Incentive Plan

Newlink granted share options under Newlink 2020 Share Incentive Plan to certain employees associated with the Group’s charging services business, who were subsequently transferred to the Group. The Group, as the entity receiving services, accounted for such transaction as equity-settled share-based payments as the Group does not have the obligation to settle. In February and March 2022, certain employees resigned and joined Anji Datacom. Newlink agreed that all unvested options of those employees became immediately vested upon resignation. The Group expensed all unvested options upon the accelerated vesting in the consolidated statements of profit or loss and other comprehensive loss.

The following table illustrates the number and weighted average exercise prices of, and movement in, the Newlink 2020 Share Incentive Plan during the years ended December 31, 2023 and 2024:

	Year ended December 31, 2023			Year ended December 31, 2024
	Number of	Weighted average		Number of	Weighted average
	options	exercise prices		options	exercise prices
		US$			US$
Outstanding as of January 1	3,856,621	0.08		3,248,246	0.00	*
Granted	103,610	0.00	*	—	N/A
Forfeited	(711,985)	0.42		(415,407)	0.20
Exercised	—	N/A		—	N/A
Outstanding as of December 31	3,248,246	0.00	*	2,832,839	0.00	*
Exercisable as of December 31	2,426,789	0.00	*	2,742,781	0.00	*
*	Representing amount less than US$0.01.

The weighted average remaining contractual life of the share options outstanding as of December 31, 2024 was 6.8 years (2023: 10.0 years).

For the years ended December 31, 2022, 2023 and 2024, the Group allocated share-based compensation expense as follows:

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Cost of revenues	5,322	8,895	6,661
Selling and marketing expenses	27,846	63,766	25,835
Administrative expenses	170,145	316,762	117,474
Research and development expenses	10,519	9,653	10,451
	213,832	399,076	160,421

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.Cash flow information

The table below analyses movement in the Group’s financial liabilities for the years indicated, including both cash and non-cash changes:

		Interest	Lease	Convertible	Revenue-based
	Borrowings	payable	liabilities	bonds	Financing	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 17 )		(Note 12)	(Note 20)	(Note 19)
At January 1, 2023	503,155	415	16,180	—	—	519,750
Changes from financing cash flows	236,453	(30,817)	(7,945)	474,117	20,931	692,739
New leases	—	—	4,516	—	—	4,516
Interest expense	—	31,480	783	—	697	32,960
Increase arising from business combination	15,166	—	5,289	—	—	20,455
Changes in fair values	—	—	—	116,520	—	116,520
Conversion of convertible bonds to shares	—	—	—	(319,335)	—	(319,335)
Disposals	—	—	(4,733)	—	—	(4,733)
Exchange differences	—	—	—	1,382	—	1,382
At December 31, 2023	754,774	1,078	14,090	272,684	21,628	1,064,254

		Interest	Lease	Convertible	Revenue-based
	Borrowings	payable	liabilities	bonds	Financing	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 17 )		(Note 12)	(Note 20)	(Note 19)
At January 1, 2024	754,774	1,078	14,090	272,684	21,628	1,064,254
Changes from financing cash flows	86,236	(39,940)	(6,063)	—	(20,849)	19,384
New leases	—	—	4,025	—	—	4,025
Interest expense	—	40,047	564	—	1,825	42,436
Changes in fair values	—	—	—	(426)	—	(426)
Conversion of convertible bonds to shares	—	—	—	(29,785)	—	(29,785)
New issuance of convertible bonds	—	—	—	251,594	—	251,594
Maturity of convertible bonds	—	—	—	(255,458)	—	(255,458)
Disposals	—	—	(4,396)	—	—	(4,396)
Disposal of subsidiaries (Note 5)	(6,965)	—	(3,668)	—	—	(10,633)
Reclassified as liabilities relating to assets classified as held for sale (Note 5)	(10,000)	—	—	—	—	(10,000)
Exchange differences	—	—	—	2,915	—	2,915
At December 31, 2024	824,045	1,185	4,552	241,524	2,604	1,073,910

30.Commitments

The future aggregate minimum lease payments under short-term leases exempted to be recognized as lease liabilities are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Within one year	3,530	4,618	97

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.Contingencies

There were no significant contingencies as of December 31, 2023 and 2024.

32.Related party transactions

(a)Relationship with related parties

Name of related parties	Relationship with the Group
Newlink	Controlling Shareholder
Shenzhen Yuanwanghechu Technology Co., Ltd.	Significantly influenced by the Controlling Shareholder
Huzhou Zhidianlaile New Energy Technology Co., Ltd.	Significantly influenced by the Group

(b)Contribution from Controlling Shareholder

During the year ended December 31, 2024, Newlink paid a total of RMB24.9 million (2023: RMB65.2 million) on behalf of the Group, including (i) RMB7.3 million (2023: RMB42.6 million) of payroll and non-payroll labor expense; (ii) RMB2.5 million (2023: RMB3.2 million) of rental fees; and (iii) RMB15.1 million (2023: RMB19.4 million) of other expenses, which were reflected in the consolidated statements of profit or loss and other comprehensive loss.

(c)Share-based compensation from controlling shareholder ESOP

Newlink granted share options under Newlink 2020 Share Incentive Plan to certain employees associated with the Group’s charging services business, who were subsequently transferred to the Group. For the years ended December 31, 2023 and 2024, share-based compensation expense was debited to profit or loss for RMB5.3 million and credited to profit or loss for RMB0.8 million, with a corresponding increase and decrease in additional paid-in capital, respectively. See Note 28 for further details.

(d)Other transactions with related parties

The following table provides the amount of energy solution revenues including discontinued operations arising from the transactions entered into with related parties in the ordinary course of the Group’s business during the years indicated:

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

Shenzhen Yuanwanghechu Technology Co., Ltd.	—	74,460	400
Huzhou Zhidianlaile New Energy Technology Co., Ltd.	—	690	65
	—	75,150	465

NAAS TECHNOLOGY INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(e)Balances with related parties

	as of December 31,
	2023	2024
	RMB’000	RMB’000
Included in trade receivables
Shenzhen Yuanwanghechu Technology Co., Ltd.	7,711	—
Huzhou Zhidianlaile New Energy Technology Co., Ltd.	27	—
Loss allowance	(335)	—
	7,403	—
Included in contract assets
Shenzhen Yuanwanghechu Technology Co., Ltd.	26,125	—
Included in amount due from related parties (Note 10)
Newlink	18,838	—
Shenzhen Yuanwanghechu Technology Co., Ltd.	8,865	1,206
	27,703	1,206
Included in amount due to related parties as other payables and accruals
Newlink	—	(3,284)
Huzhou Zhidianlaile New Energy Technology Co., Ltd.	—	(69)
	—	(3,353)

(f)Key management personal compensation

The following table sets forth the compensation information of the Group’s directors and executive officers for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	2,694	7,468	4,488
Share-based compensation	123,383	229,542	23,034
	126,077	237,010	27,522

33.Event occurring after the reporting period

On April 28, 2025, the Group disposed of its other financial assets measured at amortized cost at an aggregate disposal value of US$1.3 million. Loss allowance of RMB232.9 million (US$32.5 million) was recognized in the consolidated statements of profit or loss and other comprehensive loss for the year ended December 31, 2024.

On June 4, 2025, a Deed of Settlement (the “Deed”) was entered into by and among the Company, LMR and certain other parties, pursuant to which the parties have agreed to resolve the disputes arising from the Company’s failure to pay for obligations under the US$35 million convertible note issued on October 16, 2024, and related interest and cash consideration. Pursuant to the Deed, among other things, the Company has made an initial repayment of US$1.5 million and will pay an aggregate amount of US$15 million in twenty-four monthly installments commencing from June 25, 2025. The Company also agreed to issue to LMR a warrant exercisable at any time up to the 10th anniversary of the effective date of the Deed, entitling LMR to acquire no less than 10% of the Company’s issued share capital if its market capitalization reaches US$90 million, as calculated in accordance with the terms of the Deed. In consideration of the parties entering into the Deed and the full performance of each respective obligation by the obligors under the Deed, LMR has agreed to withdraw the winding-up petition filed in the Cayman Court against the Company and discontinue related arbitration proceedings.