Form 20-F
period 2025-12-31
NaaS Technology Inc.
filed 2026-04-17
CIK 1712178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, The People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing 3,200 Class A ordinary shares, par value US$0.000001 per share Class A ordinary shares, par value US$0.000001 per share*	NAAS	Nasdaq Capital Market

*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 32,453,046,115 Class A ordinary shares, par value US$0.01 per share, 195,969,844 Class B ordinary shares, par value US$0.01 per share, 1,111,577,928 Class C ordinary shares, par value US$0.01 per share, and 16,000,000 Class D ordinary shares, par value US$0.01 per share as of December 31, 2025.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

All numbers in this Annual Report, including references to price per ADS (as defined below) and a specific number of ADS, for the fiscal years 2021, 2022, 2023 and through June 12, 2024 reflect an ADS to ordinary share ratio of 1:10. On June 13, 2024, we completed a ratio change whereby the ratio of our ADS to Class A ordinary shares was changes from one ADS representing ten (10) Class A ordinary shares to one ADS representing two hundred (200) Class A ordinary shares (the “2024 ADS Ratio Change”). On April 28, 2025, we completed a ratio change whereby the ratio of our ADS to Class A ordinary shares was changes from one ADS representing two hundred (200) Class A ordinary shares to one ADS representing eight hundred (800) Class A ordinary shares (the “2025 ADS Ratio Change”). On July 30, 2025, we completed a ratio change whereby the ratio of our ADS to Class A ordinary shares was changes from one ADS representing eight hundred (800) Class A ordinary shares to three thousand and two hundred (3,200) Class A ordinary shares (the “2025 New ADS Ratio Change”). Accordingly, (i) all metrics presented from June 13, 2024 through April 27, 2025, including references to price per ADS and the number of ADSs or stock options, reflect the 1:200 ratio, (ii) all such metrics presented on or after April 28, 2025 through July 29, 2025 reflect the 1:800 ratio, and (iii) all such metrics presented on or after July 30, 2025 reflect the 1:3200 ratio.

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

“CAC” means the Cyberspace Administration of China.

“China” or “PRC” means the People’s Republic of China.

“Class A ordinary share” means each Class A ordinary share of NaaS Technology Inc., par value US$0.01 per share for the period prior to January 29, 2026, and par value US$0.000001 per share effective on and after January 29, 2026.

“Class B ordinary share” means each Class B ordinary share of NaaS Technology Inc., par value US$0.01 per share for the period prior to January 29, 2026, and par value US$0.000001 per share effective on and after January 29, 2026.

“Class C ordinary share” means each Class C ordinary share of NaaS Technology Inc., par value US$0.01 per share for the period prior to January 29, 2026, and par value US$0.000001 per share effective on and after January 29, 2026.

“Class D ordinary share” means each Class D ordinary share of NaaS Technology Inc., par value US$0.01 per share for the period prior to January 29, 2026, and par value US$0.000001 per share effective on and after January 29, 2026.

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

“2026 Warrant” means the warrants issued to certain accredited investors pursuant to a share subscription agreement dated March 6, 2026.

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

“NaaS” means NaaS Technology Inc and its subsidiaries.

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

“ordinary share” means (i) each of our ordinary share, par value $0.01 per share, outstanding immediately prior to the Effective Time, and (ii) each of our Class A ordinary share, Class B ordinary share, Class C ordinary share and Class D ordinary share, par value $0.01 per share, outstanding from the Effective Time to January 29, 2026; and (iii) each of our Class A ordinary share, Class B ordinary share, Class C ordinary share and Class D ordinary share, par value $0.000001 per share, outstanding upon and after January 29, 2026.

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

“VIE” means variable interest entity.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange.

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

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Our Holding Company Structure

NaaS Technology Inc. is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted through our PRC subsidiaries. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, NaaS Technology Inc. may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to NaaS Technology Inc. may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and could cause the value of our securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Our holding company structure involves unique risks to investors. If in the future we were to amend our operating structure to use any VIE again for our operations in China or if PRC regulatory authorities were to disallow our holding company structure, additional risks and uncertainties will be involved.”

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

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over business operations conducted in China, and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.”

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

In 2023, 2024 and 2025, (i) payments totaling RMB1,400.1 million, RMB297.6 million and RMB481.5 million (US$68.9 million) were made among our consolidated entities; (ii) advances totaling RMB2,401.2 million, RMB884.1 million, RMB1,426.8 million (US$204.0 million) were made among our consolidated entities; and (iii) no dividend or other distribution were made by any of our consolidated entities.

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

Risks Related to Our Business and Industry

●	Naa’s is an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the near term.

●	NaaS experienced rapid growth and we expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

●	NaaS has a limited operating history. NaaS recently restructured certain aspects of its corporate organization and business operations, and we are subject to significant risks in relation to such transition.

●	The EV charging and energy solution industries and their technologies are rapidly evolving and may be subject to unforeseen changes.

●	We face intense competition, including from a number of companies in China, and expect to face significant competition in the future.

●	NewLink exercises substantial influence over us. Our operation is dependent on our collaboration with NewLink.

●	We rely on our collaborative arrangements with the operator of Kuaidian in delivering our EV charging solutions.

●	Failure to effectively expand our sales and marketing capabilities could harm our ability to efficiently deliver our solutions, retain existing customers, increase our customer base, or achieve broader market acceptance of our solutions.

●	We expect to raise additional funds and these funds may not be available when needed, if at all.

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

●	Our future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

●	Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging services and related solutions and therefore adversely affect our business, financial condition and operating results.

●	Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.

Risks Related to Doing Business in China

●	The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs. Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers. Therefore, investors of our ADSs face potential uncertainty from actions taken by the PRC government affecting our business and operations which could significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.”

●	PRC laws, regulations, and rules are rapidly evolving which may be preceded with short advance notice and could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain additional licenses in relation to our ongoing business operations and may be subject to penalties for failing to obtain certain licenses with respect to our past operations.”

●	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.”

●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us. “

●	We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. The funds in mainland China or in our PRC subsidiaries may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our and our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or in our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. Cash transfers from our Hong Kong subsidiaries to NaaS Technology Inc. or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. Uncertainties also exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed and if we fail to complete such registrations or record-filings, our ability to use foreign currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	The approval of and filing with CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

Risks Related to Our ADSs and Trading Market

●	Our multi-class share structure with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A ordinary shares and the ADSs may view as beneficial.

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

●	We are not currently in compliance with the continued listing requirements for the Nasdaq Stock Market. If we do not regain compliance and continue to meet the continued listing requirements, our ADSs may be delisted, which could affect the market price and liquidity for our ADSs and reduce our ability to raise additional capital.

●	Future issuance of ADSs or ordinary shares will result in additional dilution of the percentage ownership of our shareholders and could cause the price of the ADSs to fall.

●	Substantial future sales or perceived sales of the ordinary shares or ADSs in the public market could cause the price of the ADSs to decline.

●	We will not pay dividends for the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

●	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

Risks Related to Our Business and Industry

NaaS is an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the near term.

NaaS incurred net loss of RMB1,307.2 million, RMB914.4 million and RMB450.0 million (US$64.3 million) in 2023, 2024 and 2025, respectively. We expect to continue to incur operating and net losses for the near term. There can be no assurance that we will be able to achieve profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, along with market’s ongoing deployment of new charging infrastructure.

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

NaaS launched its mobility connectivity services in 2019. Full station operation commenced in June 2020 and new initiatives were launched one month later. NaaS began to provide hardware procurement services in July 2020, and electricity procurement services in October 2020. NaaS further added SaaS products and services targeting EVs and station operation and maintenance to its portfolio of solutions in 2021. We launched our photovoltaic-related business and our energy storage services in June 2023 and September 2023, respectively, and we released an autonomous charging robot prototype in 2023. In 2024, NaaS announced a strategic focus on a platform - based interconnectivity charging business and has formed strategic collaborations with multiple partners to support this direction. In 2025, NaaS kept reinforcing the strategic focus by proactively shifting away from capital-intensive and low-margin full station operation business

We rely on our collaborative arrangements with the operator of Kuaidian in delivering our EV charging solutions.” On March 26, 2026, the sole shareholder of the operator of Kuaidian entered into an agreement to transfer 100% of equity interest in the operator of Kuaidian to a wholly owned subsidiary of Newlink. This transfer is expected to be completed by mid-May 2026, following which Kuaidian will be owned by a wholly owned subsidiary of Newlink.

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

As of the date of this annual report, NewLink has the right to vote 48.8% of our ordinary shares and has substantial influence over our affairs. We also rely on certain services provided by and cooperative arrangements entered into with NewLink and we benefit significantly from the strong market position, industrial insights, brand recognition and extensive upstream and downstream resources of NewLink.

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

Kuaidian have been owned and operated bya third-party service provider in 2023 to 2025. On March 26, 2026, the sole shareholder of the operator of Kuaidianentered into an agreement to transfer 100% of equity interest in the operator of Kuaidian to a wholly owned subsidiary of Newlink. This transfer is expected to be completed by mid-May 2026, following which Kuaidian will be owned by a wholly owned subsidiary of Newlink.

NaaS is expected to continue to receive certain services from Newlink in relation to the delivery of EV charging solutions of Kuaidian in the foreseeable future. There is however no assurance that we will continue to maintain the same collaborative arrangements with or receive the same level of services from Newlink. If the arrangement between NaaS and Newlink is terminated or expires without renewal, or if Newlink fails to perform its obligations under this arrangement, becomes unable to provide its services timely and effectively, or at all, or decides to conduct its business or operate Kuaidian in a way that is detrimental to our business interests, our business may be severely interrupted and there would be a material adverse effect on our business, results of operations, financial condition, and prospects. Further, because Newlink is the sole service provider through whom we are given access to Kuaidian’s existing user base and services, we also face risks resulting from our reliance on a single service provider for a key aspect of our business. For examples, if Newlink terminates the business cooperation agreement with us or if the agreement expires without renewal, we may not be able to identify an alternative service provider that provides comparable services. Even if we find an alternate provider, we may not be able to enter into a similar agreement with such alternate provider in a timely manner or on terms that are acceptable to us or at all and there are also significant risks associated with any transitioning activities. This will cause significant disruption to our business, which could in turn materially and adversely impact our business, results of operations, financial condition, and prospects.

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

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. In 2025, the Trump administration indicated that the United States will impose retaliatory measures with respect to jurisdictions that have or are likely to put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. While we believe that the direct impact of the effects of global trade tensions and tariff measures on energy industry has so far been limited, we are not immune to these broader market forces. See also “—Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.” Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.

We and Kuaidian face challenges with respect to the complex and evolving laws and regulations regarding cybersecurity and data privacy in China, including without limitation, the PRC Criminal Law, PRC Civil Code, PRC Cybersecurity Law, PRC Data Security Law, and PRC Personal Information Protection Law. These laws and regulations mandate the protection of the confidentiality, integrity, availability, and authenticity of the information of end-users. While we believe the third-party service provider has adopted information security policies and deployed measures to implement the policies, there could be compromise or breach of its information system due to increased level of expertise of hackers or otherwise. If the third-party service provider is unable to protect its systems, and hence the information stored in its systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause the termination or suspension of the business of the third-party service provider or otherwise result in material adverse impact on its operations and thereby its collaborative arrangement with us. This could in turn have material adverse impact on our business, prospects, financial condition and operating results.

The PRC Criminal Law, as most recently amended on March 1, 2024, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the PRC Cyber Security Law, which became effective on June 1, 2017. The Cybersecurity Law was further amended in 2025, with such amendments taking effect on January 1, 2026, which further strengthens requirements on network security, data protection and compliance obligations of network operators.Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obligated to provide security maintenance for their products and services and to comply with provisions regarding the protection of personal information as stipulated under the applicable laws and regulations. On March 28, 2025, CAC published a revised draft amendment to the Cyber Security Law, purporting to increase fines for serious violations of up to RMB 10 million. The PRC Civil Code (issued by the National People’s Congress of the PRC on May 28, 2020, and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under Chinese civil law.

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

In April 2020 the Chinese government promulgated the Cybersecurity Review Measures, which came into effect on June 1, 2020. On December 28, 2021, the Chinese government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators’ purchase of network products and services and internet platform operators’ data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. Under the Regulation on Protecting the Security of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, effective September 1, 2021, “critical information infrastructure” is defined as important network facilities and information systems in important industries and fields, such as public telecommunication and information services, energy, transportation, water conservancy, finance, public services, e-government and national defense, science, technology and industry, as well as other important network facilities and information systems that, in case of destruction, loss of function or leak of data, may severely damage national security, the national economy and the people’s livelihood and public interests. As of the date of this annual report, neither we nor the third-party service provider has been informed by any PRC governmental authority that we or it operates any “critical information infrastructure.”The 2022 Cybersecurity Review Measures provides, among others, that: (i) internet platform operators who are engaged in data processing are also subject to the regulatory scope; (ii) CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office; (iv) the risks of core data, important data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, important data or large amounts of personal information being influenced, controlled or used maliciously by foreign governments and any cybersecurity risk associated with a company’s listing on a stock exchange shall be collectively taken into consideration during the cybersecurity review process; and (v) critical information infrastructure operators and internet platform operators covered by the 2022 Cybersecurity Review Measures shall take measures to prevent and mitigate cybersecurity risks in accordance with the requirements therein. On September 24, 2024, CAC released the Administrative Regulation on Network Data Security, which came into effect on January 1, 2025. Under the regulation, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) overseas data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization or subdivision that involves important data and personal information of more than one million individuals, the transaction shall be reported to the authority in-charge at the municipal level (by data processor or data recipient).

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

Our future growth depends on penetrating new markets, adapting existing products and services to new applications and customer requirements, and introducing new products and services that achieve market acceptance. NaaS’s research and development expenses were RMB61.6 million, RMB42.1 million and RMB14.6 million (US$2.1 million) in 2023, 2024 and 2025, respectively. We are expected to incur research and development expenses in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable.

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

To date, we have not experienced a system failure, cyber-attack or security breach that has resulted in a material interruption in our operations or material adverse effect on our financial condition.In the event we or our third-party collaborators experience significant disruptions, we may, despite having developed emergency plans for security incidents, be unable to repair such systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and harm our business, financial condition and results of operations. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

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

There is a general lack of official guidance with respect to the implementation and interpretation of the 2022 Cybersecurity Review Measures and the Opinions given the recency of their issuance. It is also uncertain how the Administrative Regulation on Network Data Security (effective January 1, 2025) will be interpreted and implemented by PRC governmental authorities. As a result, we may be retrospectively required to obtain regulatory approvals from and complete additional procedures with CSRC, CAC or other PRC governmental authorities for the Mergers and the Transactions. In addition, if CSRC, CAC or other regulatory agencies subsequently promulgate new rules or regulations that require us to obtain additional approvals or complete additional procedures for the Mergers or the Transactions, or for our listing or offering overseas, such approvals may not be obtained and such procedures may not be completed in a timely manner or at all. Any such circumstance could significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of the ADSs to significantly decline. Therefore, investors of the ADSs face potential uncertainty from actions taken by the PRC government affecting our business.

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

In addition, there is no assurance that new rules or regulations promulgated in the future will not impose additional requirements on us, including retrospectively with respect to the Mergers and the Transactions. If it is determined in the future that approval and filing from CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures and the Administrative Regulations on Network Data Security (effective January 1, 2025), are required for the Mergers or Transactions, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain such approval or complete such filing procedures or any delay in obtaining such approval or completing such filing procedures for the Mergers or Transactions, or a rescission of any such approval if obtained, would subject us to sanctions by CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. CSRC and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse the Mergers and the Transactions. In addition, if CSRC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

We do not have any VIE and we conduct our operations in China through our subsidiaries . If in the future we were to amend our operating structure to use any VIE for our operations in China, the PRC government could disallow this structure or find the contractual arrangement that we may adopt to establish a VIE structure to be non-compliant with PRC regulations relating to the relevant industries and as a result we could be subject to severe penalties.

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

If our current holding company structure is disallowed by PRC regulatory authorities or if we were to adopt a VIE structure in the future and if we or any VIE that we may establish were to be found in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking lacing restrictions or onerous conditions on the operations of the relevant entities;

●	placing restrictions on the right to collect revenues of the relevant entities;

●	shutting down the servers or blocking the app/websites of the relevant entities; or

●	requiring the relevant entity to restructure its ownership structure or operations.

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

Certain corporate transactions completed may not have received the necessary approval.

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

Our authorized and issued ordinary shares are divided into Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares. In respect of matters requiring the votes of our shareholders, holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as one class, and holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary shares at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary share or Class C ordinary shares under any circumstances. Holders of Class D ordinary shares are entitled to five hundred votes per share. Class D ordinary shares are not convertible into any other class of share issued by the Company, nor into any ADSs representing the Company’s Class A ordinary shares. Our currently effective memorandum and articles of association prohibits any Class B ordinary shares held by NewLink from being disposed of or otherwise transferred to any person other than to Mr. Zhen Dai and persons affiliated with him. Our currently effective memorandum and articles of association also requires any Class B ordinary shares or Class C ordinary shares to be automatically converted into Class A ordinary shares upon a transfer of such Class B ordinary shares or Class C ordinary shares to any person other than to Mr. Zhen Dai and persons affiliated with him.

As of the date of this annual report, NewLink beneficially owns 11,915,840,000 Class A ordinary shares, 195,969,844 Class B ordinary shares, 1,111,577,928 Class C ordinary shares and 16,000,000 Class D ordinary shares, held directly by NewLink or indirectly through Newlinks Envision Limited and Newlink Linkage Limited, which collectively account for an aggregate of 48.8% of the voting power represented by all our issued and outstanding shares.

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

We are not currently in compliance with the continued listing requirements for the Nasdaq Stock Market. If we do not regain compliance and continue to meet the continued listing requirements, our ADSs may be delisted, which could affect the market price and liquidity for our ADSs and reduce our ability to raise additional capital.

On February 17, 2026, we received a deficiency letter from the Listing Qualifications Staff of Nasdaq notifying the Company that it is currently not in compliance with the minimum market value of listing securities (the “MVLS”) of US$35 million for continued listing of the Company’s Class A ordinary shares on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MLVS Requirement”).

Nasdaq calculates the MVLS based upon the most recent total shares outstanding multiplied by the closing bid price. The MVLS Notice indicated that the Company has 180 days, or until August 17, 2026 (the “Compliance Deadline”), to regain compliance with the MLVS Requirement by having its MVLS close at US$35 million or more for a minimum of ten consecutive business days. If at any time prior to August 17, 2026, the Company’s MVLS closes at US$35 million or more for a minimum of ten consecutive business days, Nasdaq will provide a written confirmation of compliance and the matter regarding the Company’s MLVS will be closed. Receipt of the MVLS Notice does not result in the immediate delisting of the Company’s Class A ordinary shares and has no immediate effect on the listing or the trading of the Company’s Class A ordinary shares on the Nasdaq under the symbol “NAAS.”

The MVLS Notice will not have any immediate effect on the listing of the Company’s ADSs, which continue to trade on The Nasdaq Capital Market under the symbol “NAAS”. The Company intends to monitor its market value of publicly held shares between now and August 17, 2026 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that its ADSs will continue to be listed and traded on the Nasdaq Capital Market. If the Company does not regain compliance by the Compliance Deadline, the Company will receive further written notification from Nasdaq that its securities are subject to delisting. At that time, the Company may qualify for additional time or appeal the delisting determination to a hearings panel.

We may fail to regain compliance with the MLVS Requirement during the compliance period or maintain compliance with the other Nasdaq listing requirements. Any non-compliance may be costly, divert management’s time and attention, and could have a material adverse effect on our business, reputation, financing, and results of operation. A delisting could substantially decrease trading in the ADSs, adversely affect the market liquidity of the ADSs as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, materially adversely affect its ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the ADSs may decline further and shareholders may lose some or all of their investment.

Future issuance of ADSs or ordinary shares will result in additional dilution of the percentage ownership of our shareholders and could cause the price of the ADSs to fall.

As of the date of this annual report, 4,800,000,000 Class A ordinary shares of the Company are issuable upon exercise of the 2026 Warrants and 468,750 ADSs are issuable upon exercise of the 2025 Warrants. In accordance with a deed of settlement dated June 4, 2025 (“Settlement Deed”) and entered into by and among the Company, LMR and certain other parties, the Company agreed to issue LMR a warrant exercisable at any time up to the 10th anniversary of the effective date of the Settlement Deed, entitling LMR to acquire up to 10% of the Company’s issued share capital if its market capitalization reaches US$90 million, as calculated in accordance with the terms of the Deed (“LMR Warrant”). The warrants provide for a fluctuating conversion price, which is subject to anti-dilution adjustments (including for certain offerings of our ADSs and ordinary shares) and certain floor price. The exercise of the 2025 Warrants, the 2026 Warrant and the LMR Warrant will dilute the ownership interests of our shareholders and holders of our ADSs, and the lower the prevailing price of our ADSs is at the time of the relevant exercise or conversion, the larger dilution would result from such conversion. Furthermore, any sales in the public market of such additional ADSs issuable upon exercise of the 2025 Warrants, the 2026 Warrant and the LMR Warrant may create a downward pressure on the market price of our ADSs and/or may increase the opportunities to create short positions with respect to the ADSs, which could in turn further adversely affect the prevailing market price of our ADSs. In addition, the existence of the 2025 Warrants, the 2026 Warrant and the LMR Warrant, in itself, may encourage short selling by market participants because their exercise or conversion could trigger the market dynamic that would depress the price of our ADSs.

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

The initial exercise price for the 2025 Warrants is US$2.2 per ADS, and the initial exercise price for the 2026 Warrant is US$0.0006875 per Class A ordinary share. There can be no assurance that such warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, these warrants may expire worthless.

There is no public market for the 2025 Warrants and the 2026 Warrant.

There is no established trading market for the 2025 Warrants and the 2026 Warrant, and we do not plan on applying to list these warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system. Accordingly, we do not expect an active market for these warrants to develop or be sustained and it may be difficult for you to sell your warrants at the time you wish to sell them, at a price that is attractive to you, or at all.

Holders of the 2025 Warrants and the 2026 Warrant will have no rights as holders of ADSs or our ordinary shares until they acquire such ADSs and underlying ordinary shares.

Until investors acquire our ADSs and underlying ordinary shares upon exercise of the 2025 Warrants and the ordinary shares upon exercise of our 2026 Warrant, they will have no rights with respect to our ADSs or ordinary shares. Upon exercise of the 2025 Warrants, holders will be entitled to exercise the rights of a holder of our ADSs only as to matters for which the record date occurs after the exercise date. Upon exercise of the 2026 Warrant, holders will be entitled to exercise the rights of a holder of our ordinary shares only as to matters for which the record date occurs after the exercise date.

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

While we do not expect to be or become a PFIC for the taxable year ended December 31, 2025, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income, assets and operations. In particular, increased volatility in the market price of our ADSs may significantly increase our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate widely and, consequently, we cannot assure you of our PFIC status for any taxable year. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unhooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

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

In early 2022, NaaS completed a restructuring, as part of which:

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

In August 2023, we entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Charge Amps AB, or Charge Amps, for a total consideration of US$66.4 million. The agreement was terminated on November 22, 2023 and the acquisition was not closed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.”

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

In July 2023, We issued a US$30 million convertible note to LMR Multi-Strategy Master Fund Limited (“LMR”), an affiliate of LMR Partners Limited, or the July 2023 LMR Convertible Note, and then another US$40 million convertible note to the same entity in September 2023, or the September 2023 LMR Convertible Note and together with the July 2023 LMR Convertible Note and any additional note described below, the LMR Convertible Notes, under the Convertible Note Purchase Agreement dated June 29, 2023, as amended and restated on November 10, 2023, and the Convertible Note Purchase Agreement dated August 31, 2023, as amended and restated on November 10, 2023 (collectively, the “Previous Convertible Note Agreements”). During the term of the LMR Convertible Notes, a total of US$39,500,000 million under the LMR Convertible Notes had been converted into our ADSs with the remaining principal amount of the outstanding notes totals US$35,537,481 million, all of which was subsequently been delivered to us for cancellation and termination, pursuant to a convertible note exchange agreement entered into with LMR in October 2024 (the “2024 LMR Convertible Note Exchange Agreement”). In exchange, we issued to LMR a convertible note (the “2024 New Note”) in the principal amount of US$35,000,000 and agreed to pay US$537,481 to LMR in cash on or before December 31, 2024. As of the date of this annual report, we have repurchased a total of 316,790 ADSs from LMR under the Previous Convertible Note Agreements, and none of the 2024 New Note has been converted into ADSs.On June 4, 2025, a deed of settlement (the “Settlement Deed”) was entered into by and among the Company, LMR and certain other parties, pursuant to which the parties have agreed to resolve disputes arising from the Company’s failure to pay obligations under the 2024 LMR Convertible Note Exchange Agreement. Pursuant to the Settlement Deed, among other things, the Company has paid an initial repayment of US$1.5 million and will pay an aggregate amount of US$15 million in 24 monthly installments commencing from June 25, 2025. The Company also agreed to issue LMR a warrant exercisable at any time up to the 10th anniversary of the effective date of the Settlement Deed, entitling LMR to acquire no less than 10% of the Company’s issued share capital if its market capitalization reaches US$90 million, as calculated in accordance with the terms of the Settlement Deed. In consideration of the parties entering into the Settlement Deed, LMR withdrew the winding-up petition filed in the Cayman Court against the Company and the Company discontinued related arbitration proceedings against LMR in Hong Kong International Arbitration Center (“HKIAC”) on the same day. See “Risk Factors- Issuance under this offering and future issuance of ADSs or ordinary shares will result in additional dilution of the percentage ownership of our shareholders and could cause the price of the ADSs to fall.”

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

In March 2025, we completed a registered direct offering of 3,000,000 ADSs and warrants to purchase up to 7,500,000 ADSs to certain investors. The ADSs and warrants were sold for a combined purchase price of US$0.66 per ADS. The warrants have an initial exercise price of US$0.79 per ADS. As of the date of this annual report, the warrants are all outstanding. On March 6, 2026, the Company and the 2025 Warrant Holders entered into Amendments to the 2025 Warrants (the “2025 Warrant Amendments”), to amend the exercise price to US$2.2 per ADS, subject to terms and conditions of the 2025 Warrant Amendments.

In May 2025, he board of directors of the Company, in accordance with the Second Amended and Restated Memorandum and Articles of Association of the Company, approved the re-designation and reclassification of 2,100,000,000 authorized but unissued shares, par value US$0.01 each, as 2,100,000,000 authorized but unissued Class A ordinary shares, par value US$0.01 each (the “Re-Designation and Reclassification”). The Re-Designation and Reclassification became effective on the same date, and has been filed with the Registrar of the Companies in the Cayman Islands.

In June 2025, we issued an aggregate of 68,181,600 Class A ordinary shares to BTC Inc. in connection with the procurement of services, representing partial non-cash consideration with a total equity value of US$112,500.

In August 2025, we issued to LMR Multi-Strategy Master Fund Limited (“LMR”), an affiliate of LMR Partners Limited, a global multi-strategy investment fund a warrant to purchase our Class A ordinary shares (the “LMR Warrant”) pursuant to a Deed of Settlement dated June 4, 2025. The LMR Warrant entitles LMR, at any time from the date on which our market capitalization, calculated based on the volume-weighted average price over 20 consecutive trading days, reaches at least US$90 million, until June 4, 2035, to subscribe for a number of our Class A ordinary shares representing 10% of our total issued share capital on such initial exercise date. The LMR Warrant is exercisable in whole but not in part, with the aggregate exercise price to be satisfied by the waiver and cancellation of certain indebtedness owed by us to LMR under the rescheduling documents referred to in the Deed of Settlement dated June 4, 2025, excluding the rescheduled payments thereunder.

In September 2025, in accordance with the Second Amended and Restated Memorandum and Articles of Association of the Company, the board of directors of the Company unanimously approved (i) the designation of 16,000,000 authorized but unissued shares into Class D ordinary shares, a new class of shares of the Company, par value US$0.01 each (the “Class D Ordinary Shares”) and (ii) the issuance of 16,000,000 Class D Ordinary Shares to Newlink Envision Limited as fully paid (the “Authorization and Issuance of New Class of Shares”). Each Class D Ordinary Share shall entitle the holder thereof to five hundred (500) votes on all matters subject to vote at general meeting of the Company. The holders of Class D Ordinary Shares shall have no right to convert their shares into any other class of share issued by the Company, nor into any ADS representing Class A ordinary shares of the Company. The Authorization and Issuance of New Class of Shares became effective on the same date and has been filed with the Registrar of the Companies in the Cayman Islands.

In October 2025, the shareholders of the Company approved a special resolution to amend the Company’s Second Amended and Restated Memorandum and Articles of Association to the Third Amended and Restated Memorandum and Articles of Association.

In November 2025, we entered into share subscription agreements (the “2025 PIPE Agreements”) with Newlink Envision Limited, a wholly-owned subsidiary of our controlling shareholder, Newlink, and Newlink Linkage Limited, an entity 84.31% owned by Newlink, and certain accredited investors (the “2025 PIPE Investors”) for the purchase and sale of a total of 27,776,000,000 newly issued Class A ordinary shares of the Company, at a price of US$0.001 per Class A ordinary share (equivellent to US$3.6 per ADS, representing the average of the 30 daily VWAPs of our ADSs immediately prior to November 1, 2025), for a total purchase price of US$31.2 million. On February 27, 2026, we entered into supplementary agreements (the “2025 PIPE Supplementary Agreements”) with the 2025 PIPE Investors to repurchase and reissue the shares issued under the 2025 PIPE Agreements, subject to terms and conditions of the 2025 PIPE Supplementary Agreements.

In January 2026, the shareholders of the Company approved a special resolution to amend and restate the Company’s Third Amended and Restated Memorandum and Articles of Association to the Fourth Amended and Restated Memorandum and Articles of Association, which has become effective on January 29, 2026. Under the Company’s Fourth Amended and Restated Memorandum and Articles of Association, the par value of each authorized and issued share in the capital of the Company has been amended from US$0.01 to US$0.000001, such that following the amendment, the authorized and issued share capital of the Company shall be US$52,000.

In March 2026, we and certain investors (the “2025 Warrant Holders”) entered into Amendments to the 2025 Warrants (the “2025 Warrant Amendments”), to amend the exercise price to US$2.2 per ADS to reflect the latest par value and ADS ratio of the Company’s Class A ordinary shares, subject to terms and conditions of the 2025 Warrant Amendments.

In March 2026, we entered into a share subscription agreement (the “2026 Securities Purchase Agreement”) with certain accredited investors for the purchase and sale of (i) a total of 4,800,000,000 Class A ordinary shares of the Company, at a price of US$0.0006875 per Class A ordinary share and (ii) warrants (the “2026 Warrants”) to purchase up to US$3,300,000 of the Company’s Class A ordinary shares at an exercise price of US$0.0006875 per share, each subject to terms and conditions set forth in the 2026 Securities Purchase Agreement.

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure upon the consummation of the Mergers.

Our principal executive offices are located at Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China. Our telephone number at this address is +86 (10) 8551-0808. Our registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our website is htqls://www.enaas.com/en/. The information on our websites should not be deemed to be part of this annual report.The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

Overview

We are a new energy asset operation service provider, leveraging artificial intelligence (AI) technology to achieve intelligent matching of electric vehicle charging supply and demand. We provide convenient, efficient and smart charging services for electric vehicle owners, while helping charging station operators to improve operational efficiency and profitability. Our solutions benefit related stakeholders along the industry value chain such as charging station operators, auto OEMs, and end-users in the following ways:

●	Charging Services. We provide an integrated set of charging services to charging stations that mainly includes mobility connectivity services. We offer effective mobility connectivity services through Kuaidian, our partnered platform operated by a third-party service provider. On March 26, 2026, this third-party service business provider entered into an agreement to transfer 100% of equity interest in Kuaidian to a wholly owned subsidiary of Newlink. This transfer is expected to be completed by mid-May 2026, following which Kuaidian will become a wholly owned subsidiary of Newlink. Kuaidian boosts the visibility of charging stations and charging piles and connects end-users with suitable charging infrastructure. We offer full station operation services and deliver charging services at charging stations that are operated under this model. We also provide other online solutions, including software as a service or SaaS products that digitalize and upgrade key aspects of the operations and the management of charging stations.

●	Energy Solutions. We offer integrated solutions covering the planning, deployment, and operational optimization of EV charging for energy asset owners. Our solutions mainly include site selection, hardware procurement and EPC (engineering, procurement, and construction).

●	New Initiatives. We deliver electricity procurement, non-charging and other services that aim to enhance the efficiency and profitability of energy assets.

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

Mobility Connectivity Services

Our mobility connectivity services increase the visibility of charging stations and chargers and provide channels for them to gain access to end-users through Kuaidian. We provide a centralized and single reliable source of charging station information, where numerous charging stations and chargers are networked and presented at the fingertip of end-users through Kuaidian.

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

Energy Solutions

Our energy solutions cover the planning, deployment, and operational optimization of EV charging for energy asset owners. We provide site selection and EPC services of charging stations and support hardware procurement.

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

We are a pioneer in packaging non-charging retail and ancillary services into charging stations and have retail resources that are ready for deployment. We help charging stations adopt scenario-specific furniture and fixture or infrastructure designs with a variety of amenities and non-charging services, such as vending machines, massage chairs and car wash tunnels. We are also assisting in station design and decoration, furniture and fixture procurement with discounted prices for non-charging businesses. We charge commission fees to suppliers based on the value of the facility and the merchandise supplied to charging stations. By enabling charging stations to provide non-charging services, we are able to label charging stations on our network based on the amenities and ancillary services they offer. We work with our business partners to realize the full potential of this information by efficiently matching end-users through Kuaidian with the right charging stations that offer the right non-charging services. We are committed to decarbonization and the building of a green and sustainable future. We believe in clean energy and we are facilitating the adoption of EVs through the deployment and operation of EV charging infrastructure, allowing for the reduction of greenhouse gas emissions caused by traditional vehicles. In 2025, we helped reduce carbon emissions by around 2.6 million tons.

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

According to the 2024 Negative List, the ratio of foreign investments in an entity that is engaged in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. NaaS historically conducted certain value-added telecommunications services through Kuaidian Power Beijing, which services had been transferred to a third-party service provider.

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

From 2023 to 2025, Kuaidian was owned and operated by a third-party service provider. On March 26, 2026, the sole shareholder of the operator of Kuaidian entered into an agreement to transfer 100% of equity interest in Kuaidian to a wholly owned subsidiary of Newlink. This transfer is expected to be completed by mid-May 2026, following which Kuaidian will be owned by a wholly owned subsidiary of Newlink.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the PRC Cyber Security Law, which took effect on June 1, 2017. The Cybersecurity Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, and protect the lawful rights and interests of citizens, legal persons and other organizations. Pursuant to the Cybersecurity Law, a network operator, which includes, among others, internet information services providers, must take technical measures and other necessary measures in accordance with applicable laws and regulations as well as mandatory requirements of national and industrial standards to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law reaffirms the basic principles and requirements as specified in then existing laws and regulations related to personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and the requirements that internet service providers should take technical and other necessary measures to ensure the security the personal information they have collected and prevent such personal information from being divulged, damaged or lost. Any violation of the Cybersecurity Law could subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, shutdown of websites as well as criminal liabilities. The Cybersecurity Law was further amended in 2025, with such amendments taking effect on January 1, 2026, which further strengthens requirements on network security, data protection and compliance obligations of network operators.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the purpose of the processing activity, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the purpose of the processing activity to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to different rules on consent requirement, transfer, and security. Entities that process personal information shall bear responsibilities for the activities they conduct relating to such personal information, and shall adopt necessary measures to safeguard the security of the personal information that they process. Otherwise, such entities could be ordered to correct, suspend or terminate the provision of their services, and face confiscation of illegal income, fines or other penalties. CAC has issued implementing rules under the Personal Information Protection Law, including standard contractual clauses for cross-border personal information transfers (effective June 2023).

On September 24, 2024, CAC released the Administrative Regulation on Network Data Security (the 'Data Security Regulations'), which provides that the undertaking of the following activities shall be subject to a cybersecurity review: (i) the merger, reorganization or separation of network platform operators that have gathered and mastered a large number of data resources related to national security, economic development or public interests affects, which may affect national security; (ii) overseas listing of data processors processing the personal information of over one million users; (iii) the listing in Hong Kong of data processors processing conducting data processing activities which affect or may affect national security; (iv) other data processing activities that affect or may affect national security. The Data Security Regulations also provides that operators of large internet platforms that set up headquarters, operation centers or research and development centers overseas shall report to the national cyberspace administration and other competent authorities. The Data Security Regulations also states that data processors processing important data or listing overseas shall conduct an annual data security assessment by themselves or by engaging a data security service institution, and shall submit the assessment report of a given year to the CAC municipal office before January 31, of the following year. In addition, the Data Security Regulations also requires network platform operators to enact platform rules, privacy policies and algorithm strategies related to data, and to solicit public comments on their official websites for no less than 30 working days when they formulate such platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments thereto that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by CAC and submitted to the CAC provincial office for approval.

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

On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures. The Cybersecurity Review Measures provides that: (ii) network platform operators that are engaged in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review; (ii) CSRC is one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) network platform operators that possess personal information of more than one million users and seeking to be listed overseas shall file for a cybersecurity review with the Cybersecurity Review Office; and (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties, and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. The distinction made under the Data Security Regulations between “listing overseas” and “listing abroad” further clarifies that the obligations to proactively apply for cybersecurity review by an entity seeking listing in a foreign country.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the People's Republic of China, or the VAT Law, which will take effect on January 1, 2026. Pursuant to Article 10 of the VAT Law, taxpayers engaged in the sale of services or intangible assets shall be subject to a tax rate of 6%, except where such transactions fall under the exemptions or reduced rates stipulated in Items 1, 2, and 5 of the same Article.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

D. Property, Plants and Equipment

We leased all of our properties as of December 31, 2025. The table below contains a summary of our properties as of December 31, 2025:

Location	Space (square meters)	Use	Lease Term
2&3/F, Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing	2,400m2	Office	6 years from November 9, 2020
Bamboo Expo Park Lingfeng Street Anji, Huzhou, Zhejiang Provin	2760.42m2	Office	from April 16, 2022 to April 15,2028

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

Key Components of Results of Operations

Revenues

Our revenues are generated across various revenue streams. The following table sets forth the components of our revenues, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the year ended December 31,
	2023		2024		2025
	RMB’000%		RMB’000%		RMB’000	USS’000%
Charging services revenues	129,434	55.5	169,093	84.1	118,816	16,990	95.0
Energy solutions revenues	100,545	43.1	25,516	12.7	765	109	0.6
New initiatives revenues	3,384	1.4	6,367	3.2	5,558	795	4.4
Revenues	233,363	100.0	200,976	100.0	125,139	17,894	100.0

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

New Initiatives Revenues. We generate revenues from non-charging and other services that aim to enhance the efficiency and profitability of energy assets including charging stations.

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

Key Components of Results of Operations

Revenues

Our revenues are generated across various revenue streams. The following table sets forth the components of our revenues, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the year ended December 31,
	2023		2024		2025
	RMB’000%		RMB’000%		RMB’000	USS’000%
Charging services revenues	129,434	55.5	169,093	84.1	118,816	16,990	95.0
Energy solutions revenues	100,545	43.1	25,516	12.7	765	109	0.6
New initiatives revenues	3,384	1.4	6,367	3.2	5,558	795	4.4
Revenues	233,363	100.0	200,976	100.0	125,139	17,894	100.0

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

New Initiatives Revenues. We generate revenues from non-charging and other services that aim to enhance the efficiency and profitability of energy assets including charging stations.

Cost of Revenues

The following table sets forth the principal components of cost of revenues by absolute amount and as a percentage of total revenues for the periods presented.

	For the year ended December 31,
	2023		2024		2025
	RMB’000%		RMB’000%		RMB’000	US$’000%
Cost of revenues:
Cost of charging services	82,951	35.5	84,559	42.1	16,832	2,406	13.5
Cost of energy solutions	86,528	37.1	27,605	13.7	258	37	0.2
Cost of new initiatives	695	0.3	270	0.1	529	76	0.4
Total cost of revenues	170,174	72.9	112,434	55.9	17,619	2,519	14.1

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

	For the year ended December 31,
	2023		2024		2025
	RMB’000%		RMB’000%		RMB’000	US$’000%
Operating expenses:
Selling and marketing expenses	438,609	188.0	198,863	99.0	150,506	21,522	120.4
Administrative expenses	568,446	243.6	374,644	186.4	133,135	19,038	106.4
Research and development expenses	61,608	26.4	42,070	20.9	14,599	2,088	11.6
Impairment losses, net	73,816	31.6	300,921	149.7	81,558	11,663	65.1
Total operating expenses	1,142,479	489.6	916,498	456.0	379,798	54,311	303.5

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

Mainland China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, which was most recently amended on December 29, 2018, and its implementation regulations, which were most recently amended in December 2024, a statutory enterprise income tax rate of 25% is applicable to foreign investment enterprises and domestic companies, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Our principal operating subsidiaries in mainland China were subject to enterprise income tax at a rate of 25% in 2025.

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

Notwithstanding the foregoing, if our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law and its implementation rules, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—It is unclear whether we will be considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC “resident enterprise” status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”

Results of Operations

The following table sets forth the results of operations with line items in absolute amount and as a percentage of revenues for the periods indicated. The results of operations in any period are not necessarily indicative of our future trends.

	For the year ended December 31,
	2023		2024		2025
	RMB’000%		RMB’000%		RMB’000	US$’000%
Charging services revenues	129,434	55.5	169,093	84.1	118,816	16,990	95.0
Energy solutions revenues	100,545	43.1	25,516	12.7	765	109	0.6
New initiatives revenues	3,384	1.4	6,367	3.2	5,558	795	4.4
Total revenues	233,363	100.0	200,976	100.0	125,139	17,894	100.0
Cost of revenues	(170,174)	(72.9)	(112,434)	(55.9)	(17,619)	(2,519)	(14.1)
Gross profit	63,189	27.1	88,542	44.1	107,520	15,375	85.9
Operating expenses
Selling and marketing expenses	(438,609)	(188.0)	(198,863)	(99.0)	(150,506)	(21,522)	(120.4)
Administrative expenses	(568,446)	(243.6)	(374,644)	(186.4)	(133,135)	(19,038)	(106.4)
Research and development expenses	(61,608)	(26.4)	(42,070)	(20.9	(14,599)	(2,088)	(11.7)
Impairment losses, net	(73,816)	(31.6)	(300,921)	(149.7)	(81,558)	(11,663)	(65.2)
Total operating expenses	(1,142,479)	(489.6)	(916,498)	(456.0)	(379,798)	(54,311)	(303.7)
Other gains, net	24,083	10.3	20,928	10.4	6,484	927	5.2
Operating loss	(1,055,207)	(452.2)	(807,028)	(401.5)	(265,794)	(38,009)	(212.6)
Fair value changes of convertible instruments	(116,520)	(49.9)	426	0.2	-	-	-
Fair value changes of financial instruments at fair value through profit or loss	(87,143)	(37.3)	(80,748)	(40.2)	(126,749)	(18,125)	(101.3)
Finance costs	(31,852)	(13.7)	(39,838)	(19.8)	(32,567)	(4,656)	(26.0)
Loss before income tax	(1,290,722)	(553.1)	(927,188)	(461.3)	(425,110)	(60,790)	(339.9)
Income tax	(3,308)	(1.4)	19,150	9.5	—	—	—
Loss from continuing operations	(1,294,030)	(554.5)	(908,038)	(451.8)	(425,110)	(60,790)	(339.9)
Loss from discontinued operations	(13,120)	(5.6)	(6,404)	(3.2)	(24,857)	(3,555)	(19.9)
Net loss for the year	(1,307,150)	(560.1)	(914,442)	(455.0)	(449,967)	(64,345)	(359.8)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Total revenues decreased from RMB201.0 million in 2024 to RMB125.1 million (US$17.9 million) in 2025.

Charging Services. Charging services revenues were primarily generated from the provision of mobility connectivity solutions and the provision of charging services under our full station operation model. Charging services revenues decreased from RMB169.1 million in 2024 to RMB118.8 million (US$17.0 million) in 2025. The decrease in charging services revenues was primarily attributable to RMB44.2 million decrease in revenue from full operation model. The decrease in revenue from full operation model was primarily due to our proactive strategic shift away from capital-intensive, cash-consuming and low-margin full station operation business.

Energy Solutions. Energy solutions revenues decreased from RMB25.5 million in 2024 to RMB0.8 million (US$0.1 million) in 2025, as we continued to reduce the scale of working capital-intensive offline business such as charging pile sales and EPC engineering projects.

New Initiatives. Revenue derived from new initiatives was RMB5.6 million (US$0.8 million) in 2025, compared with RMB6.4 million in 2024.

Cost of revenues

Cost of Charging Services. Cost of charging services included costs of providing mobility connectivity solutions and full station operation. Cost of charging services decreased from RMB84.6 million in 2024 to RMB16.8 million (US$2.4 million) in 2025, which was primarily attributable to RMB17.8 million decrease in cost to provide mobility connectivity solutions and RMB50.0 million decrease in cost of full station operation. Cost to provide mobility connectivity solutions primarily consisted of technical service fees and direct labor costs. The decrease in cost to provide mobility connectivity solutions was primarily attributable to the optimization in operations. Cost of full station operation primarily consisted of operating costs of charging stations and electricity costs. The decrease in cost of full station operation was driven by the phase-out of full station operation model.

Cost of Energy Solutions. Cost of energy solutions decreased from RMB27.6 million in 2024 to RMB0.3 million (US$0.04 million) in 2025 due to our proactive shift away from asset-heavy energy solution businesses.

Cost of New initiatives. Cost of new initiatives increased from RMB0.3 million in 2024 to RMB0.5 million (US$0.1 million) in 2025, primarily due to a modest increase in operating cost of our non-charging services.

Operating expenses

Operating expenses decreased from RMB916.5 million in 2024 to RMB379.8 million (US$54.3 million) in 2025, mainly due to our strong initiatives to improve operational efficiencies, which simultaneously drove down selling and marketing expenses, administrative expenses, research and development expenses and net impairment losses.

Selling and marketing expenses. Selling and marketing expenses decreased from RMB198.9 million in 2024 to RMB150.5 million (US$21.5 million) in 2025, primarily due to RMB37.3 million decrease in salaries and bonuses of employees and share-based compensation.

Administrative expenses. Administrative expenses decreased from RMB374.6 million in 2024 to RMB133.1 million (US$19.0 million) in 2025, primarily attributable to RMB191.7 million decrease in salaries and bonuses of employees and share-based compensation.

Research and development expenses. Research and development expenses decreased from RMB42.1 million in 2024 to RMB14.6 million (US$2.1 million) in 2025, primarily attributable to a more focused allocation of technical resources.

Impairment losses, net. Net impairment losses decreased from RMB300.9 million in 2024 to RMB81.6 million (US$11.7 million) in 2025 primarily due to a decrease in impairment losses on prepayments and other financial assets in 2025.

Finance costs

Finance costs were RMB32.6 million (US$4.7 million) in 2025 as compared with RMB39.8 million in 2024. The decrease was primarily attributable to a decrease in interest expense as a result of decreasing borrowings.

Income tax

Income tax benefit was nil in 2025 as compared with income tax expense of RMB19.2 million in 2024.

Net loss for the year

As a result of the foregoing, loss for the year of RMB450.0 million (US$64.3 million) was recorded in 2025, compared with loss for the year of RMB914.4 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Total revenues decreased from RMB233.4 million in 2023 to RMB201.0 million in 2024.

Charging Services. Charging services revenues were primarily generated from the provision of mobility connectivity solutions and the provision of charging services under our full station operation model. Charging services revenues increased from RMB129.4 million in 2023 to RMB169.1 million in 2024. The increase in charging services revenues was primarily attributable to RMB25.9 million increase in revenue from mobility connectivity solutions and RMB13.8 million increase in revenue from full operation model. The increase in revenue from mobility connectivity solutions was driven by the increase in service charge rate, while orders transacted through our mobile connectivity solutions remained stable in 2024 relative to 2023. We offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of our network. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB400.7 million in 2024. The increase in revenue from full operation model was driven by the increase in the number of charging stations that we operate under full station operation model.

Energy Solutions. Energy solutions revenues decreased from RMB100.5 million in 2023 to RMB25.5 million in 2024. The decrease was primarily attributable to our strategy to shift away from low margin and infrequent energy solution projects.

New Initiatives. Revenues derived from new initiatives increased from RMB3.4 million in 2023 to RMB6.4 million in 2024, as we continued to expand new initiatives business offerings and strengthen market recognition.

Cost of revenues

Cost of Charging Services. Cost of charging services included costs of providing mobility connectivity solutions and full station operation. Cost of charging services increased from RMB83.0 million in 2023 to RMB84.6 million in 2024, which was primarily attributable to RMB10.6 million decrease in cost to provide mobility connectivity solutions offset by a RMB12.2 million increase in cost of full station operation. Cost to provide mobility connectivity solutions primarily consisted of technical service fees and direct labor costs. The decrease in cost to provide mobility connectivity solutions was primarily attributable to the optimization in operations. Cost of full station operation primarily consisted of operating costs of charging stations and electricity costs. The increase in cost of full station operation was driven by the increase in the number of charging stations that we operate under full station operation model.

Cost of Energy Solutions. Cost of energy solutions decreased from RMB86.5 million in 2023 to RMB27.6 million in 2024 as less resources were deployed for energy solution projects with lower margins.

Cost of New initiatives. Cost of new initiatives decreased from RMB0.7 million in 2023 to RMB0.3 million in 2024, primarily due to a decrease in operating cost of our non-charging services.

Operating expenses

Operating expenses decreased from RMB1,142.5 million in 2023 to RMB916.5 million in 2024, mainly due to our strong initiatives to improve operational efficiencies, which simultaneously drove down selling and marketing expenses, administrative expenses, and research and development expenses.

Selling and marketing expenses. Selling and marketing expenses decreased from RMB438.6 million in 2023 to RMB198.9 million in 2024, primarily due to (i) a decrease of RMB160.9 million in the amount of incentives granted to users, and (ii) a decrease of RMB92.9 million in salaries and bonuses of employees and share-based compensation. The excess incentives, being the amount of payments made to end-users that exceed the amount of commission fees we earned from charging stations on a transaction basis, were included in selling and marketing expenses and amounted to RMB63.6 million in 2024. The significant reduction in the excess incentives was attributable to the realization of network benefits and continuous enhancement in our service which enabled us to manage platform-based incentives as a percentage of the commission fees generated from charging services more effectively.

Administrative expenses. Administrative expenses decreased from RMB568.4 million in 2023 to RMB374.6 million in 2024, primarily attributable to (i) a decrease of RMB223.3 million in salaries and bonuses of employees and share-based compensation, and (ii) an increase in professional service fees in the amount of RMB36.3 million.

Research and development expenses. Research and development expenses decreased from RMB61.6 million in 2023 to RMB42.1 million in 2024 as we refined the balance of resources dedicated to technical developments.

Impairment losses, net. Impairment losses, net increased from RMB73.8 million in 2023 to RMB300.9 million in 2024 primarily due to an increase in impairment losses on receivables, prepayments and other financial assets in 2024.

Finance costs

Finance costs were RMB39.8 million in 2024 as compared with RMB31.9 million in 2023. The increase was primarily attributable to an increase in interest expense as a result of increasing borrowings.

Income tax

Income tax benefit was RMB19.2 million in 2024 as compared with income tax expense of RMB3.3 million in 2023.

Net loss for the year

As a result of the foregoing, loss for the year of RMB914.4 million was recorded in 2024, compared with loss for the year of RMB1,307.2 million in 2023.

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

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of cash flows for the periods presented:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000	US$’000
Summary Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(567,604)	(179,138)	532	74
Net cash (used in)/generated from investing activities	(339,610)	(201,671)	12,182	1,742
Net cash generated from/(used in) financing activities	830,105	71,270	(57,194)	(8,179)
Net decrease in cash and cash equivalents	(77,109)	(309,539)	(44,480)	(6,363)
Cash and cash equivalents at the beginning of the year	513,351	436,242	126,703	18,118
Cash and cash equivalents at the end of the year	436,242	126,703	82,223	11,755

To date, we have financed our operating and investing activities mainly through cash generated from operating activities, and debt and equity financing activities. As of December 31, 2025, we had cash and cash equivalents amounting to RMB82.2 million (US$11.8 million), of which 96.5 % were held in RMB.

We issued and sold a total of 57,570,524 newly issued Class A ordinary shares of the Company to a certain institutional investor on December 12, 2022, at a price of US$0.5211 per ordinary share, based on the volume-weighted average traded price of our ADSs on Nasdaq for the 30 consecutive trading days immediately preceding the date of the subscription agreement (adjusted to account for the 1:10 ADS-to-share ratio), for a total purchase price of US$30 million. In May 2023, we completed a registered direct offering of US$21 million to certain investors whereby the investors subscribed for and purchased from us a total of 3,500,000 ADSs. In November 2023, we issued a total of 6,600,000 ADSs in a registered direct offering to certain investors at a total consideration of approximately US$16 million. We issued a US$30 million convertible bond to LMR Multi-Strategy Master Fund Limited, an affiliate of LMR Partners Limited, in July 2023, and then another US$40 million convertible bond to the same entity in September 2023. In the event that the entire principal amount of the July 2023 LMR Convertible Note is fully converted prior to its maturity date, we agree to further issue and sell, and LMR Multi-Strategy Master Fund Limited agrees to purchase, an additional note in the principal amount of US$25,000,000 at the issue price of US$25,000,000 with substantially similar terms as the July 2023 LMR Convertible Note. During the year ended December 31, 2023, we utilized bank borrowings in the amount of 380.3 million, and we had unutilized borrowing facilities totalling RMB12.5 million as of December 31, 2023. In March 2024, we completed the registered direct offering to certain institutional investors of 4,761,905 ADSs together with the Investor Warrants to purchase up to 4,761,905 ADSs at a combined purchase price of US$1.26 per ADS and accompanying Investor Warrant for total gross proceeds of approximately US$6 million, before deducting commissions and other estimated offering expenses. We also issued the FA Warrants to initially purchase up to 238,095 ADSs to a financial advisor in connection with this registered direct offering. The Investor Warrants and FA Warrants are all outstanding as of the date of this annual report. In September 2024 we entered into a sales agreement with A.G.P./Alliance Global Partners, as sales agent, relating to the At-the-Market Offering of up to an aggregate of US$20,000,000 of our ADSs from time to time through the sales agent. The sales agent will act on a commercially reasonable efforts basis to cause the sale of our ADSs and is entitled to a compensation at a commission rate of 3.0% of the gross sales price per ADS sold. As of the date of this annual report, a total of 700,000 ADSs are sold in the At-the-Market Offering. In October 2024, we entered into a convertible note exchange agreement with LMR pursuant to which LMR delivered to us for cancellation and termination the US$35,537,481 aggregate outstanding amount of the convertible notes previously issued by the Company to LMR, and we issued the 2024 New Note to LMR as consideration. On June 4, 2025, a deed of settlement (the “Settlement Deed”) was entered into by and among the Company, LMR and certain other parties, pursuant to which the parties have agreed to resolve disputes arising from the Company’s failure to pay obligations under the 2024 LMR Convertible Note Exchange Agreement. Pursuant to the Settlement Deed, among other things, the Company has paid an initial repayment of US$1.5 million and will pay an aggregate amount of US$15 million in 24 monthly installments commencing from June 25, 2025. The Company also agreed to issue LMR a warrant exercisable at any time up to the 10th anniversary of the effective date of the Settlement Deed, entitling LMR to acquire no less than 10% of the Company’s issued share capital if its market capitalization reaches US$90 million, as calculated in accordance with the terms of the Settlement Deed. In consideration of the parties entering into the Settlement Deed, LMR withdrew the winding-up petition filed in the Cayman Court against the Company and the Company discontinued related arbitration proceedings against LMR in HKIAC on the same day. In December 2024, we entered into the First SSFA with Topliquidity, pursuant to which we may initially issue up to 2,400,000 ADSs, and at the election of TopLiquidity, we may issue such greater amount of up to 4,800,000 ADSs, directly to TopLiquidity pursuant to the adjustment mechanism set forth in the First SSFA. As of the date of this annual report, a total of 200,000 ADSs were issued and sold for net proceeds of US$0.28 million. In December 2024, we entered into the Second SSFA with certain investors for the sale of up to US$15,000,000 ADSs. In accordance with the terms of the investors, which can be increased to up to US$15,000,000 at the election of the Company, pursuant to the adjustments set forth in the Second SSFA. As of the date of this annual report, a total of 9,792,998 ADSs were issued and sold for net proceeds of US$2.68 million. In March 2025, we completed a registered direct offering of 3,000,000 ADSs and warrants to purchase up to 7,500,000 ADSs to certain investors for net proceeds of US$1.98 million. The warrants have an initial exercise price of US$0.79 per ADS. On March 6, 2026, the Company and the 2025 Warrant Holders entered into Amendments to the 2025 Warrants (the “2025 Warrant Amendments”), to amend the exercise price to US$2.2 per ADS, subject to terms and conditions of the 2025 Warrant Amendments. As of the date of this annual report, the warrants are all outstanding. On November 4, 2025, we entered into share subscription agreements with Newlink Envision Limited, a wholly-owned subsidiary of our controlling shareholder, Newlink, and Newlink Linkage Limited, an entity 84.31% owned by Newlink, and certain accredited investors for the purchase and sale of a total of 27,776,000,000 newly issued Class A ordinary shares of the Company, at a price of US$0.001 per Class A ordinary share (equivellent to US$3.6 per ADS, representing the average of the 30 daily volume weighted average prices (“VWAPs”) of our ADSs immediately prior to November 1, 2025), for a total purchase price of US$31.2 million. On February 27, 2026, we entered into supplementary agreements (the “2025 PIPE Supplementary Agreements”) with the 2025 PIPE Investors to repurchase and reissue the shares issued under the 2025 PIPE Agreements, subject to terms and conditions of the 2025 PIPE Supplementary Agreements.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Operating activities

Net cash generated from operating activities was RMB0.5 million (US$0.1 million) in 2025, which was primarily attributable to a loss before income tax of RMB450.0 million (US$64.3 million), adjusted for certain non-cash items consisting primarily of (i) reversal of share-based compensation expense of RMB17.5 million (US$2.5 million), (ii) fair value change through profit or loss of RMB126.7 million (US$18.1 million), (iii) impairment losses on trade receivables, prepayments, other receivables and other assets of RMB106.8 million (US$15.3 million), (iv) reversal of losses on inventories of RMB1.2 million (US$0.2 million) and (v) interest expense of RMB32.7 million (US$4.7 million). The adjustments for changes in operating assets and liabilities primarily reflected (i) a decrease in trade receivables and contract assets of RMB43.1 million (US$6.2 million), (ii) a decrease in prepayments, other receivables and other assets of RMB19.8 million (US$2.8 million), (iii) a decrease in inventories of RMB2.3 million (US$0.3 million) and (iv) an increase in trade and other payables of RMB141.5 million (US$20.2 million), (v) partially offset by a decrease in contract liabilities of RMB3.1 million (US$0.4 million).

Net cash used in operating activities was RMB179.1 million in 2024, which was primarily attributable to a loss before income tax of RMB932.4 million, adjusted for certain non-cash items consisting primarily of (i) share based payments for employee benefit of RMB160.4 million, (ii) fair value change through profit or loss of RMB80.3 million and (iii) impairment losses on receivables, prepayments and other financial assets of RMB307.5 million. The adjustments for changes in operating assets and liabilities primarily reflected (i) a decrease in prepayments, other receivables and other assets of RMB232.3 million, (ii) a decrease in trade receivables and contract assets of RMB15.2 million and (iii) a decrease in inventories of RMB22.8 million, (iv) partially offset by a decrease in trade and other payables of RMB33.6 million and a decrease in contract liabilities of RMB42.1 million.

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

To supplement the above discussion of operating cashflows which is based on an indirect method, net cash generated from operating activities was RMB0.5 million (US$0.1 million) for the year ended December 31, 2025, representing a favorable change of RMB179.6 million (US$25.7 million) from a cash outflow of RMB179.1 million for the year ended December 31, 2024.The change was mainly attributable to (i) improvements in actual collections of receivables, (ii) a decrease in cash used in the procurement of energy storage equipment and chargers and (iii) effective control of operating costs and expenses. Net cash used in operating activities was RMB179.1 million for the year ended December 31, 2024, representing a decrease of RMB388.5 million from RMB567.6 million for the year ended December 31, 2023. The decrease was mainly attributable to (i) a decrease in cash used in the procurement of energy storage equipment and chargers and (ii) a strategic decrease of cash prepayment for charging services business and energy solutions business.

Investing activities

Net cash generated from investing activities was RMB12.2 million (US$1.7 million) in 2025, primarily consisting of RMB9.1 million (US$1.3 million) of net cash inflow from disposal of financial assets and RMB3.0 million (US$0.4 million) of net cash received from disposal of subsidiaries.

Net cash used in investing activities was RMB201.7 million in 2024, primarily consisting of RMB208.6 million of net cash outflow from the purchase and sale of financial instruments and RMB2.6 million of net cash received from disposal of subsidiaries.

Net cash used in investing activities was RMB339.6 million in 2023, primarily consisting of RMB298.8 million of net cash outflow from the purchase and sale of financial instruments, RMB34.0 million of net cash paid for the acquisition of subsidiaries, and RMB6.3 million for the purchase of property, plant and equipment and other non-current assets.

Financing activities

Net cash used in financing activities in 2025 was RMB57.2 million (US$8.2 million), primarily consisting of RMB222.6 million (US$31.8 million) of net proceeds received from debt and equity financing, RMB52.0 million (US$7.4 million) of capital injection from non-controlling interests and RMB237.3 million (US$33.9 million) of a loan from a related party, partially offset by repayment of borrowings in the amount of RMB529.6 million (US$75.7 million), payment of interest in the amount of RMB32.9 million (US$4.7 million) and payment of lease liabilities in the amount of RMB1.6 million (US$0.2 million).

Net cash generated from financing activities in 2024 was RMB71.3 million, primarily consisting of RMB292.8 million of net proceeds received from debt and equity financing, partially offset by repayment of borrowings in the amount of RMB156.0 million, payment of interest in the amount of RMB42.3 million and payment of lease liabilities in the amount of RMB5.5 million.

Net cash generated from financing activities in 2023 was RMB830.1 million, primarily consisting of RMB607.2 million of net proceeds received from the issuance of ordinary shares and convertible notes, RMB380.3 million of borrowings received from banks and RMB4.3 million of capital injection from non-controlling shareholders, partially offset by repayment of borrowings in the amount of RMB143.9 million, payment of interest in the amount of RMB32.2 million and payment of lease liabilities in the amount of RMB7.2 million.

Capital expenditures

Our capital expenditures are primarily incurred for decoration of new workplace and software for research and development purpose. Our total capital expenditures were RMB26.3 million, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively. We will continue to make capital expenditures in the foreseeable future as we expand our business and continue to invest in technological development.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our operating lease obligations and commitments relating to office buildings and charging stations. We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments to support the growth of its business.

The following table sets forth our contractual obligations and commitments as of December 31, 2025.

	Payment Due by Period
	Total	Less Than 1 year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	(RMB in thousands)
Lease obligations and commitments	2,688	1,555	1,133	-	-	-

Other than as shown above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

In the years ended December 31, 2023, 2024 and 2025, research and development expenses were RMB61.6 million, RMB42.1 million and RMB14.6 million (US$2.1 million). We intend to invest considerable time and expense in the future as part of our efforts to design, develop and market new products and services and enhance existing products and services with continued research and development activities.

We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes.

We regard our trademarks, copyrights, know-how, technologies, domain names, and other intellectual property as critical to our success. As of December 31, 2025, we had 73 issued patents and 179 pending patent applications globally. Our issued patents and patent applications primarily cover charging services, mobile charging devices, and integrated photovoltaics-storage charging station solutions. As of December 31, 2025, we owned 23 copyrights (including copyrights to software products), and 35 registered domain names that are material to our business.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since 2025 that are reasonably likely to have a material adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Estimation of standalone selling prices for revenue recognition

Determining the transaction price allocated to each performance obligation requires management to estimate the standalone selling price for each membership benefit provided over the membership period. This evaluation involves considering applicable market conditions and relevant Group-specific factors, including factors that were contemplated in the membership agreements with end-users and the estimated costs for a specified number of cash coupons and incremental discounts. Furthermore, the assumptions used in determining how incentives offered to end-users (including discounts embedded in membership rights and coupon packages) are allocated between reductions of revenue for the related charging service and selling and marketing expenses require significant judgment. Actual market conditions and customer redemption outcomes in future periods could differ from current assumptions, judgments, and estimates. Changes in these estimates may result in a material increase or decrease in the allocated transaction price, which could significantly impact the amount and timing of revenue recognized and the overall results of operations.

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

Provisions for contingencies

We are subject to claims or proceedings that arise in the ordinary course of business, including disputes related to the corporate transactions. Pursuant to IAS 37, we record a provision for a liability when it is both probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The assessment of whether a loss is probable and the estimation of the appropriate amount of provision require significant judgment by us. In making these determinations, we, in consultation with internal and external legal counsel, evaluates the merits of the claims, the current status of the proceedings, the applicable contractual terms, and the potential outcomes of legal executions.

As of December 31, 2025, we have recognized a provision for certain litigations in the consolidated statement of profit or loss and other comprehensive income. However, due to the inherent uncertainties of the judicial process, the final resolution of these matters may differ significantly from the amounts currently estimated. Such differences could have a material impact on our consolidated financial position, results of operations, or cash flows in future periods.

Measurement and Accounting of Fair Value of Warrant Liabilities

The measurement of warrant liabilities classified as derivative financial instruments requires management to assess their fair value at each reporting date, with changes recognized in profit or loss. This estimation process involves determining the most suitable valuation framework, which depends on the specific contractual terms of the warrant agreements. We identify and assume appropriate inputs for the valuation model, including the Company’s stock price, expected volatility, risk-free interest rates, and the expected term. We employ the Binomial Tree model to determine the fair value at both the issuance date and each financial position date. The selection of these assumptions requires extensive judgment due to the unpredictability of market interest rates and equity price volatility. Future changes in economic conditions or the Company’s share price performance may lead to adjustments in these estimates, potentially resulting in material fluctuations in the carrying amount of warrant liabilities and significantly affecting the consolidated financial statements.

Measurement of Fair Value of Convertible Bonds

The measurement of the fair value of convertible bonds requires the Company to determine the most appropriate valuation model and key underlying assumptions based on the specific terms and conditions of the arrangements. For the valuation at the issuance date and each subsequent reporting date, the Company utilizes the Expected Credit Loss model (“ECL”), incorporating Probability of Default (PD) and Loss Given Default (LGD) derived from Moody’s Annual Default Study (1920-2024). This assessment involves selecting critical inputs, including the conversion price reset mechanism and the Company’s call options, while incorporating market volatility and forward-looking financial projections. The assumptions used in forecasting these inputs require significant judgment, given the inherent volatility of capital markets and the complexity of the instrument’s embedded features. Consequently, changes in these valuation assumptions may result in a significant increase or decrease in the fair value of convertible bonds, which could materially impact the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Zhen Dai	47	Chairman of the Board of Directors and Director
Yang Wang	37	Chief Executive Officer and Director
Steven Sim	49	Chief Financial Officer
Weilin Sun	50	Director
Wei Zhang	43	Independent Director
Xiaoli Liu	48	Independent Director
Ye Wu	43	Chief Strategy Officer

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

Wei Zhang has served as our independent director since August 2025. Mr. Zhang has nearly twenty years of academic and executive leadership experience encompassing education, technology, and finance. From September 2006 to February 2012, Mr. Zhang served as a Lecturer at Zhuhai College of Jilin University. He subsequently served as General Manager of Xi’an Xiyue Information Technology Co., Ltd. from March 2013 to January 2015. From January 2015 to April 2017, he was Senior Vice President of Quantong Education, a publicly listed company, where he managed significant operational and business development initiatives. Since March 2017, Mr. Zhang has served as Chairman of Cicada Technology (Xi'an) Co., Ltd., a technology company focused on digital innovation and growth strategies. Mr. Zhang received a bachelor's degree in Materials Science and Engineering from Jilin University in 2006, and a master’s degrees in Computer Science and Technology from Jilin University in 2012. He obtained an EMBA degree from China Europe International Business School in 2018, and an EMBA degree in financial at the PBC School of Finance, Tsinghua University in 2024. He is currently a Ph.D. candidate in Computer Science at Xi’an Jiaotong University.

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

B. Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately RMB3.3 million (US$0.5 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to its directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Zhen Dai	112,334,243	0.000003	March 18, 2022	March 18, 2032
	891,050	0.01	October 1, 2023	October 1, 2033
Yang Wang	37,443,045	0.000003	March 18, 2022	March 18, 2032
	712,840	0.01	October 1, 2023	October 1, 2033
Weilin Sun	8,903,550	0.000003	February 1, 2022	February 1, 2032
	712,840	0.01	October 1, 2023	October 1, 2033
	10,000,000	0.01	January 1, 2024	January 1, 2034
Steven Sim	*	0.00005	October 1, 2024	October 1, 2034
Wei Zhang	—	—	—	—
Xiaoli Liu	*	*	June 10, 2022	June 10, 2032
Ye Wu	*	0.000003-0.3	Various dates from February 1, 2022 to October 1, 2023	Various dates from February 1, 2032 to October 1, 2032

*	Aggregate number of shares beneficially owned by the person account for less than 1% of our total outstanding ordinary shares.

As of the date of this annual report, other employees and consultants as a group hold options to purchase a total of 693,344,850 ordinary shares.

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

Audit Committee. Our audit committee consists of Mr. Wei Zhang and Mr. Xiaoli Liu. Mr. Wei Zhang is the chairperson of our audit committee. We have determined that Mr. Wei Zhang and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Wei Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Wei Zhang and Mr. Xiaoli Liu. Mr. Xiaoli Liu is the chairperson of our compensation committee. We have determined that Mr. Wei Zhang and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Mr. Zhen Dai, Mr. Wei Zhang and Mr. Xiaoli Liu. Mr. Zhen Dai is the chairperson of our corporate governance and nominating committee. We have determined that Mr. Wei Zhang and Mr. Xiaoli Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

As of December 31, 2025, we had 181 full-time employees. We do not engage any outsourced personnel recruited through third-party agencies. Details of our full-time employees are set out in the table below:

Function	Number of Employees	Percentage
Business Development	28	15.5%
Administration	58	32.0%
Research and development	44	24.3%
Operating & Marketing	51	28.2%
Total	181	100%

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

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 38,576,642,687 ordinary shares issued and outstanding as of March 31, 2026, comprising (i) 37,253,094,915 Class A ordinary shares, excluding Class A ordinary shares issued to JPMorgan Chase Bank, N.A., the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plans, (ii) 195,969,844 Class B ordinary shares, (iii) 1,111,577,928 Class C ordinary shares and (iv) 16,000,000 Class D ordinary shares.

Beneficial ownership is determined generally in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by any person listed below and the percentage ownership of such person, all ordinary shares of ours underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2026 are deemed outstanding.

	Amount of Beneficial Ownership
Name and Address of Beneficial Owner	Class A Ordinary Shares†	Class B Ordinary Shares†	Class C Ordinary Shares†	Class D Ordinary Shares†	Percent Ownership††	Percent Voting Power†††
Directors and Executive Officers:**
Zhen Dai(1)	2,012,223,827	195,969,844	—	2,701,915	5.81%	10.83%
Yang Wang(2)	*	—	32,520,450	389,050	*	*
Weilin Sun(3)	*	—	25,699,007	307,444	*	*
Wei Zhang	—	—	—	—	—	—
Xiaoli Liu	*	—	—	—	*	*
Steven Sim	*	—	—	—	*	*
Ye Wu	*	—	—	—	*	*
All directors and executive officers as a group	2,296,045,116	195,969,844	58,219,457	3,398,408	6.87%	12.47%
Principal Shareholders:
Newlinks Technology Limited(4)	11,915,840,000	195,969,844	1,111,577,928	16,000,000	34.32%	48.75%
Comane International Group Ltd.(5)	6,243,715,800	—	—	—	14.89%	11.83%
Wu Tang global corporation Limited(6)	3,800,000,000	—	—	—	9.39%	7.40%
Timeswell LLC(7)	2,401,278,200	—	—	—	6.11%	4.79%

*	Less than 1%

**	The business address of Mr. Xiaoli Liu is Room 1902, Unit 1, Building 11, No. 8, Huamao City, Chaoyang District, Beijing, People’s Republic of China. The business address of our other directors and executive officers is c/o Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, People’s Republic of China.

†	Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class D ordinary shares are not convertible into any ADSs representing the Company’s Class A ordinary shares or any other class of share issued by the Company.

††	A total of 38,576,642,687 ordinary shares are outstanding as of March 31, 2026.

†††	Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Holders of Class D ordinary shares are entitled to five hundred (500) votes per share. NewLink and Newlinks Envision Limited, a wholly-owned subsidiary of NewLink, directly hold Class B ordinary shares and Class C ordinary shares, with the voting power of all Class B ordinary shares controlled by Mr. Dai and the voting power of Class C ordinary shares controlled by shareholders of NewLink other than Mr. Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in NewLink. The voting power of Class D ordinary shares directly and indirectly held by Newlink is controlled by shareholders of Newlink on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. This column sets out the voting power percentages on the foregoing basis, prior to NewLink’s distribution of any Class B ordinary shares or Class C ordinary shares to its own shareholders.

(1)	Represents (i) the 33,225,290 Class A ordinary shares underlying certain options issued to Mr. Dai which have become vested, (ii) 2,012,223,827 Class A ordinary shares and directly or indirectly held by Newlinks Technology Limited based on Zenki Luck Limited’s ownership interest in Newlinks Technology Limited, and (iii) the 195,969,844 Class B ordinary shares and 2,701,915 Class D ordinary shares directly or indirectly held by Newlinks Technology Limited based on Zenki Luck Limited’s ownership interest in Newlinks Technology Limited by way of holding 67,126,520 ordinary shares of Newlinks Technology Limited. Zenki Luck Limited is 100% beneficially owned by Mr. Dai. The registered address of Zenki Luck Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(2)	Represents (i) the 158,537,997 Class A ordinary shares underlying certain options issued to Ms. Yang Wang which has become vested, (ii) 32,520,450 Class C ordinary shares and 389,050 Class D ordinary shares indirectly held by NewLink, based on Young King Luck Holding Limited’s ownership interest in Newlink by way of holding 9,665,588 ordinary shares of Newlink. Young King Luck Holding Limited is 100% beneficially owned by Ms. Wang. The registered address of Young King Luck Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)	Represents (i) the 125,283,292 Class A ordinary shares underlying certain options issued to Mr. Weilin Sun which have become vested, and (ii) 25,699,007 Class C ordinary shares and 307,444 Class D ordinary shares indirectly held by Newlink, based on Phoenix Sun Luck Tech Limited’s ownership interest in Newlink by way of holding 7,638,148 ordinary shares of Newlink. Phoenix Sun Luck Tech Limited is 100% beneficially owned by Mr. Sun. The registered address of Phoenix Sun Luck Tech Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(4)	Represents (i) 37,848,450 Class B ordinary shares and 212,694,390 Class C ordinary shares directly held by NewLink, (ii) 6,520,000,000 Class A ordinary shares, 158,121,394 Class B ordinary shares, 898,883,538 Class C ordinary shares and 16,000,000 Class D ordinary shares directly held by Newlinks Envision Limited, a wholly-owned subsidiary of NewLink, and (iii) 5,395,840,000 Class A ordinary shares directly held by Newlink Linkage Limited, a 84.31% owned subsidiary of Newlink which Newlink is entitled to vote, representing a portion of the 6,400,000,000 Class A ordinary shares of the Company held by Newlink Linkage Limited that corresponds to Newlink’s 84.31% equity interest in Newlink Linkage Limited. Directors and executive officers of Newlink beneficially owning more than 1% of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5% of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P.) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(5)	Represents (i) 2,900,000,000 Class A ordinary shares, (ii) 2,900,000,000 Class A ordinary shares underlying the 2026 Warrant, and (iii) 138,661 ADSs underlying the 2025 Warrant held by Comane International Group Ltd. Comane International Group Ltd is ultimately controlled by Bin Wu. The registered address of Comane International Group Ltd. is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(6)	Represents (i) 1,900,000,000 Class A ordinary shares, and (ii) 1,900,000,000 Class A ordinary shares underlying the 2026 Warrant held by Wu Tang global corporation Limited. Wu Tang global corporation Limited is ultimately controlled by Longheng Tang. The registered address of Wu Tang global corporation Limited is RM 728 7TH Floor Liven House No.61-63 King Yip Street Kwun Tong KL, Hong Kong.

(7)	Represents (i) 1,664,000,000 Class A ordinary shares, and (ii) 230,400 ADSs underlying the 2025 Warrant held by Timeswell LLC. Timeswell LLC is ultimately controlled by Chunyu Bao. The business address of Timeswell LLC is 2905 Stender Way, Suite 36, Canta Ciara, CA 95054, U.S.A.

To our knowledge, as of the date of this annual report, a total of 7,635,007,212 Class A ordinary shares are held by record holders in the United States, including 4,307,007,212 Class A ordinary shares held by JPMorgan Chase Bank, N.A., the depositary of our ADS program, and 3,328,000,000 Class A ordinary share held by two entities. None of our outstanding Class B ordinary shares, Class C ordinary shares or Class D ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be larger than the number of record holders of our ordinary shares in the United States.

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

Private Placements

On November 4, 2025, the Company entered into share subscription agreements with Newlink Envision Limited, a wholly-owned subsidiary of our controlling shareholder, Newlink, and Newlink Linkage Limited, an entity 84.31% owned by Newlink, and certain accredited investors for the purchase and sale of a total of 27,776,000,000 newly issued Class A ordinary shares of the Company, at a price of US$0.001 per Class A ordinary share (equivellent to US$3.6 per ADS, representing the average of the 30 daily VWAPs of our ADSs immediately prior to November 1, 2025), for a total purchase price of US$31.2 million. On February 27, 2026, we entered into supplementary agreements (the “2025 PIPE Supplementary Agreements”) with the 2025 PIPE Investors to repurchase and reissue the shares issued under the 2025 PIPE Agreements, subject to terms and conditions of the 2025 PIPE Supplementary Agreements.

Other Related Party Transactions

NewLink granted share options under Newlink 2020 Share Incentive Plan to certain employees associated with the Group’s charging services business, who were subsequently transferred to the Group. The share-based compensation expense in 2023, 2024 and 2025 was debited to profit or loss for RMB5.3 million, credited to profit or loss for RMB0.8 million and debited to profit or loss for RMB0.7 million, respectively, with a corresponding increase and decrease in additional paid-in capital, respectively.

NaaS entered into transactions with its directors and executive officers with respect to certain short-term employee benefits. For the years ended December 31, 2023, 2024 and 2025, such short-term employee benefits amounted to RMB7.5 million, RMB4.5 million and RMB3.2 million (US$0.5 million), respectively.

In 2023, NewLink paid the following amounts on behalf of NaaS (i) RMB42.6 million of payroll and non-payroll labor expenses; (ii) RMB3.2 million of rental fees; and (iii) RMB19.4 million of other expenses. The total amount of RMB65.2 million (2022: RMB53.9 million) was reflected in the consolidated statements of profit or loss and other comprehensive income in 2023. In 2024, NewLink paid the following amounts on behalf of NaaS: (i) RMB7.3 million of payroll and non-payroll labor expense; (ii) RMB2.5 million of rental fees; and (iii) RMB15.1 million of other expenses. The total amount of RMB24.9 million was reflected in the consolidated statements of profit or loss and other comprehensive income in 2024. In 2025, NewLink paid the following amounts on behalf of NaaS: (i) RMB0.8 million of payroll and non-payroll labor expense; (ii) RMB1.0 million of rental fees; and (iii) RMB11.6 million of other expenses. The total amount of RMB13.4 million was reflected in the consolidated statements of profit or loss and other comprehensive income in 2025.

In 2025, we entered into transactions with certain related parties in the ordinary course of business in connection with our energy solution services. The total amount of these transactions was RMB0.1 million (2024: RMB0.5 million).

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

On August 22, 2023, Fleetin AB (“Fleetin”) entered into a share purchase agreement (the “Fleetin SPA”) with the existing shareholders of Charge Amps AB (“Charge Amps”) to acquire 100% of its issued and outstanding shares. In connection with the acquisition, we guaranteed to each of the shareholders of Charge Amps all of the obligations and liabilities of Fleetin under the Fleetin SPA. The Fleetin SPA was terminated on November 22, 2023, and the acquisition was not consummated.

On April 30, 2025, certain shareholders of Charge Amps filed an arbitration with the Arbitration Institute of the Stockholm Chamber of Commerce against Fleetin and the Company, alleging that the parties failed to close the transaction and that such failure resulted in damages of approximately SEK 142 million. The arbitral tribunal has been constituted, and the parties have submitted their statements of claim, statements of defense, and other related documents as directed by the tribunal. An oral hearing is scheduled for late April 2026, and the final arbitral award is expected to be issued in or around July 2026.

We intend to vigorously defend against the claims in this arbitration. While we cannot predict the outcome of these proceedings with certainty, we believe that the final resolution of this matter will have no material effect on our consolidated financial condition, results of operations, or cash flows.

From time to time, we may be subject to legal, regulatory and/or administrative proceedings relating to third-party and principal intellectual property infringement claims, contract disputes involving suppliers and customers, consumer protection claims, claims relating to data and privacy protection, employment related disputes, unfair competition and other matters in the ordinary course of our business. As of the date of this annual report, other than the arbitration matter described above, we are not a party to any legal or administrative proceedings that we believe would have a material adverse effect on our business, financial condition, or results of operations.

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since December 31, 2025.

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

A summary description of the 2025 Warrants and 2026 Warrant is also set forth below.

Objects of Our Company

The objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares, Class C ordinary shares and Class D ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion

Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Class B ordinary shares are not convertible into Class C ordinary shares, and vice versa. Any number of Class B ordinary shares or Class C ordinary shares, as the case may be, held by a holder thereof will be automatically and immediately converted into an equal number of Class A ordinary shares upon the occurrence of any direct or indirect sale, transfer, assignment or disposition of such number of Class B ordinary shares and/or Class C ordinary shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares and/or Class C ordinary shares through voting proxy or otherwise to any person that is not Mr. Zhen Dai or his affiliates (excluding NewLink). Holders of our Class D Ordinary Shares shall have no right to convert their shares into any other class of share issued by the Company, nor into any American Depositary Share representing Class A ordinary shares of the Company.

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

Voting Rights

In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to 10 votes per share, each holder of Class C ordinary shares is entitled to two votes per share and each holder of Class D ordinary shares is entitled to 500 votes per share subject to vote at our general meetings. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In any such vote, each holder of Class D Ordinary Shares shall be entitled to five hundred (500) votes per share held of record by such holder. Each holder of issued and outstanding Class D Ordinary Shares shall be entitled to notice of all annual or extraordinary general meetings of shareholders (or requests for written consent) in accordance with the M&AA. As long as any Class D Ordinary Share is issued and outstanding, the Company shall not, and shall not agree to, amend, restate, supplement, repeal or otherwise modify (including in connection with a merger, consolidation, recapitalization or otherwise) any provision of this Certificate of Designation or the M&AA in a manner that alters or changes the rights, powers, preferences or privileges of the holders of the Class D Ordinary Shares, unless in each case, the prior written approval of the holders of a majority of the Class D Ordinary Shares issued and outstanding has been obtained. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

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

Anti-Takeover Provisions

Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

●	However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

2025 Warrants

Duration and Exercise Price

Each warrant offered hereby will be a warrant to purchase one ADS and will be exercisable from the date of issuance and will expire five years from the date of issuance. The warrants will have an initial exercise price equal to US$0.79 per ADS. The exercise price and number of ADSs issuable upon exercise is subject to appropriate proportional adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our ADSs and the exercise price. On March 6, 2026, the Company and the 2025 Warrant Holders entered into Amendments to the 2025 Warrants (the “2025 Warrant Amendments”), to amend the exercise price to US$2.2 per ADS to reflect the latest par value and ADS ratio of the Company’s Class A ordinary shares, subject to terms and conditions of the 2025 Warrant Amendments.

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

2026 Warrant

Duration and Exercise Price

Each 2026 Warrant will entitle the holder to purchase one Class A ordinary share of the Company, exercisable from the issue date until March 5, 2031. The 2026 Warrant will have an initial exercise price equal to US$0.0006875 per Class A ordinary share. The exercise price and number of our Class A ordinary shares issuable upon exercise is subject to appropriate proportional adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our Class A ordinary shares and the exercise price.

Cashless Exercise

If, at the time a holder exercises its warrants, a registration statement registering the issuance of the ADSs underlying the warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of warrant shares determined according to a formula set forth in the warrants, which generally provides for a number of warrant shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where: (A) equals to the fair market value of one Class A ordinary share of the Company, (B) equals to the exercise price of the 2026 Warrant, as adjusted by the terms of the 2026 Warrant, and (X) equals to the number of warrant shares that would be issuable upon exercise of the 2026 Warrant in accordance with the terms of the 2026 Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

Fractional Shares

No fractional warrant shares shall be issued upon the exercise of the 2026 Warrant. As to any fraction of a warrant share which the holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round down to the next whole warrant share.

Transferability

Subject to applicable laws and the prior written consent of the Company, a warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market

There is no trading market available for the warrants on any securities exchange or nationally recognized trading system. We do not intend to list the warrants on any securities exchange or nationally recognized trading system. The ADSs issuable upon exercise of the warrants are currently listed on Nasdaq under the symbol “NAAS.”

Rights as a Shareholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of the underlying ordinary shares, the holders of the warrants do not have the rights or privileges of holders of our ordinary shares represented, including any voting rights, until they exercise their warrants.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described under this item or “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange.”

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

We believe that we are not a PRC resident enterprise and therefore we are not subject to PRC enterprise income tax reporting obligations and the dividends paid by us to holders of our ADSs or ordinary shares will not be subject to PRC withholding tax. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as China-sourced income. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and China in the event we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—It is unclear whether we will be considered a PRC ‘resident enterprise’ under the PRC Enterprise Income Tax Law and, depending on the determination of our PRC ‘resident enterprise’ status, our global income may be subject to the 25% PRC enterprise income tax, which could materially and adversely affect our results of operations.”

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

On March 20, 2019, the Ministry of Finance, SAT and the General Administration of Customs issued the Announcement on Policies for Deepening the VAT Reform, which came into effect in April 2019, to further reduce VAT rates. According to the announcement, (1) for general VAT payers’ sales activities or imports previously subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (2) for agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (3) for agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (4) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (5) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the PRC, which will take effect on January 1, 2026.

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular U.S. Holders in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or former long-term residents of the U.S.;

●	tax-exempt entities (including private foundations);

●	governments or agencies or instrumentalities thereof;

●	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	holders that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;;

●	holders that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities (except as explicitly discussed below).

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal income taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares. This brief description is based on the current provisions of the Code, existing, temporary and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements of the IRS and other applicable authorities federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below.

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

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF ADSs OR CLASS A ORDINARY SHARES. HOLDERS OF ADSs OR CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSIDERATIONS TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs OR CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Dividends

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the “Treaty”, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares), which are listed on Nasdaq, are considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in future years.

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

Sale or Other Disposition

Subject to the discussion below entitled “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will generally be long-term if the ADSs or Class A ordinary shares have been held for more than one year. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the Treasury Regulations.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (as defined for U.S. federal income tax purposes), or the “income test”, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test”. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the Company’s goodwill and other unbooked intangibles are taken into account when determining the value of the Company’s assets. Passive income generally includes, among other things, dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions and the excess of gains over losses from the disposition of certain assets which produce passive income. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact-intensive determination made annually that depends, in part, upon the composition of our income and assets. In particular, increased volatility in the market price of our ADSs may significantly increase our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate widely, and consequently, we cannot assure you of our PFIC status for any taxable year. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our ADSs and Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which you hold ADSs or Class A ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Class A ordinary shares.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded (generally, stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter) on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs (but not our Class A ordinary shares) are listed on the Nasdaq, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard and we cannot guarantee that our ADSs will continue to be listed and regularly traded on the Nasdaq. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Therefore, U.S. Holders should assume that a qualified electing fund election will not be available.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an IRS Form 8621 annually. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or Class A ordinary shares and the elections discussed above.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long -term debt obligations with floating interest rate. As at December 31, 2025, our bank borrowings amounting to RMB396.0 million (US$56.6 million) were at variable interest rates. As at December 31, 2025, if the interest rates on our borrowings had been 100 basis points higher or lower with all other variables held constant, loss before income tax would have been RMB5.4 million (US$0.8 million) higher or lower, as a result of higher/lower interest expense.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to U.S.$0.05 per ADS for any cash distribution made or for any elective cash/stock dividend offered pursuant to the deposit agreement;

●	an aggregate fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	an amount for the reimbursement of such charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee of up to U.S.$0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of any such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, the company and/or any third party (which fee may be assessed against holders as of a record date set by the depositary);

●	stock transfer or other taxes and other governmental charges;

●	a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) and any applicable delivery expenses (which are payable by such persons or holders);

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within the banking division of JPMorgan (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, ADR holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. We did not receive any reimbursement from the depositary in 2025.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Pursuant to requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. This assessment was made using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this assessment management has concluded that our internal control over financial reporting as of December 31, 2025, was effective.

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

Item 16A. Audit Committee Financial Experts

Our board of directors has determined that Mr. Wei Zhang, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at https://www.enaas.com/en/.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Guangdong Prouden CPAs GP and Enrome LLP, our current and former principal external auditors, during the periods indicated. We did not pay any other fees to these independent registered public accounting firms during the periods indicated below.

	2024	2025
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	5,547	4,030	576
Audit Related Fees(2)	730	-	-

(1)	“Audit Fees” represent the aggregate fees billed during each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements. Since Enrome LLP has audited the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the fiscal years ended December 31, 2024, 2023 and 2022, and the related notes, audit fees billed by Enrome LLP amounted to RMB0.3 million for the year ended December 31, 2025, RMB3.0 million for the year ended December 31, 2024 and RMB2.5 million for the years ended December 31, 2023 and 2022. Audit fees billed by Guangdong Prouden CPAs GP amounted to RMB3.7 million for the year ended December 31, 2025.

(2)	“Audit Related Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for other services except for the audit of our annual consolidated financial statements.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Engagement of Centurion ZD CPA & Co.

On April 5, 2024, we engaged Centurion ZD CPA & Co. (“Centurion”) as our independent registered public accounting firm and dismissed Ernst & Young Hua Ming LLP (“EY”). This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

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

We have provided EY with a copy of this disclosure in Item 16F and requested from EY a letter addressed to the SEC indicating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from EY addressed to the SEC, dated May 9, 2024, is filed herein as Exhibit 16.1.

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

Engagement of Enrome LLP

On June 26, 2024, we engaged Enrome LLP (“Enrome”) as our independent registered public accounting firm and dismissed Centurion. This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

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

We have provided Centurion with a copy of this disclosure in Item 16F and requested from Centurion a letter addressed to the SEC indicating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Centurion addressed to the SEC, dated June 28, 2024, is filed herein as Exhibit 16.2.

During the fiscal years ended December 31, 2022, 2023, and the subsequent interim period prior to our engagement of Enrome LLP on June 26, 2024, neither we nor anyone on behalf of us consulted with Enrome LLP regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Enrome that Enrome concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

Engagement of Guangdong Prouden CPAs GP

In February, 2026, we engaged Guangdong Prouden CPAs GP (“Prouden”) as our independent registered public accounting firm and approved the resignation of Enrome. This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

Enrome’s audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2022, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the audit for the fiscal year ended December 31, 2022, 2023 and 2024 and the subsequent period through the resignation date of February 3, 2026, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and Enrome on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Enrome, would have caused Enrome to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided Enrome with a copy of this disclosure in Item 16F and requested from Enrome a letter addressed to the SEC indicating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Enrome addressed to the SEC, dated February 5, 2026, is filed herein as Exhibit 16.3.

During the two most recent fiscal years and through the date of our engagement of Prouden in February, 2026, neither we nor anyone on behalf of us consulted with Prouden regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Prouden that Prouden concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Trading Market—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” We followed home country practice with respect to the requirements (i) that a majority of our board of directors consist of independent directors, (ii) that we have a compensation committee that is composed entirely of independent directors, and (iii) for maintaining an audit committee of at least three members. In addition, we relied on home country practices for (i) the redesignation and reclassification of our authorized share capital, as well as authorization and issuance of our Class D ordinary shares in September 2025, and (ii) issuance of Class A ordinary shares under the 2025 PIPE Agreements.

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

Item 18. Financial Statements

The consolidated financial statements of NaaS Technology Inc. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Current Report on Form 6-K (File No. 001-38235) filed with the SEC on March 6, 2026)
2.1	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.5)
2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 2.2 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)
2.3	Deposit Agreement by the Registrant, the depositary and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 filed publicly with the SEC on September 29, 2022)
2.4	Form of Amendment No. 1 to Deposit Agreement dated April 11, 2025 by the Registrant, the depositary and owners and holders of the ADS (incorporated by reference to Exhibit (a)(2) to the post-effective amendment No. 2 to Form F-6 filed publicly with the SEC on April 11, 2025)
2.5	Form of Amendment No. 2 to Deposit Agreement dated July 14, 2025 by the Registrant, the depositary and owners and holders of the ADS (incorporated by reference to Exhibit (a)(2) to the post-effective amendment No. 3 to Form F-6 filed publicly with the SEC on July 14, 2025)
2.6*	Description of Securities of the Registrant
2.7	Form of Warrant issued to the purchasers pursuant to the Securities Purchase Agreement (incorporated by reference to Exhibit 4.6 to our Current Report on Form 6-K filed with the SEC on March 13, 2024)
2.8	Promissory note executed by China Newlink Holding Limited in favor of Dada Auto, dated as of August 30, 2024 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 6-K filed with the SEC on October 4, 2024)
2.9	Form of Warrant (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on April 1, 2025)
2.10	Form of Amendment to Warrant to Purchase Ordinary Shares Represented by American Depository Shares (incorporated by reference to Exhibit 4.1 of our Current Report on Form 6-K (File No. 001-38235) filed with the SEC on March 6, 2026)
2.11	Form of 2026 Warrant (incorporated by reference to Exhibit 4.2 of our Current Report on Form 6-K (File No. 001-38235) filed with the SEC on March 6, 2026)
4.1	Registration Rights Agreement dated June 10, 2022 by and between the Registrant and Bain Capital RISE Education IV Cayman Limited (incorporated herein by reference to Exhibit 4.8 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)
4.2	Fourth Amended and Restated New 2022 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on August 26, 2024)
4.3	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 4.10 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)
4.4	Form of Employment Agreement (incorporated herein by reference to Exhibit 4.11 to the shell company report on Form 20-F (File No. 001-38235), filed with the Securities and Exchange Commission on June 16, 2022)

4.5+	Form of Share Subscription Agreement, by and between the Registrant and each investor in the registered direct offering completed on May 30, 2023 and a schedule of all executed agreements adopting the same form (incorporated herein by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 9, 2024)
4.6+	Convertible Note Purchase Agreement, dated August 31, 2023, by and between the Registrant and LMR Multi-Strategy Master Fund Limited (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on August 31, 2023)
4.7+	Form of Share Subscription Agreement, by and between the Registrant and each investor in the registered direct offering completed on November 24, 2023 and a schedule of all executed agreements adopting the same form (incorporated herein by reference to Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 9, 2024)
4.8+	Securities Purchase Agreement, by and between the Registrant and certain investors in the registered direct offering completed on March 15, 2024 (incorporated herein by reference to Exhibit 4.13 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 9, 2024)
4.9	Sales Agreement by and between the Registrant and A.G.P./Alliance Global Partners, dated September 9, 2024 (incorporated by reference to Exhibit 1.1 to our Current Report on Form 6-K filed with the SEC on September 10, 2024)
4.10	Convertible Note Exchange Agreement by and between the Registrant and LMR Multi-Strategy Master Fund Limited dated as of October 4, 2024 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on October 4, 2024)
4.11	Share Purchase Agreement by and between Dada Auto, China Newlink Holding Limited and Sinopower Holdings International Co. Limited, dated as of August 30, 2024 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 6-K filed with the SEC on October 4, 2024)
4.12	Share Subscription Facility Agreement by and between the Registrant and TopLiquidity Management Limited dated as of December 16, 2024 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on December 16, 2024)
4.13	Form of Share Subscription Facility Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on December 23, 2024)
4.14	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on April 1, 2025)
4.15	Form of Share Subscription Agreement (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on November 5, 2025)
4.16	Form of Supplementary Agreement to Share Subscription Agreement dated February 27, 2026 (incorporated by reference to Exhibit 10.1 of our Current Report on Form 6-K (File No. 001-38235) filed with the SEC on March 6, 2026)
4.17	Form of Securities Purchase Agreement dated March 6, 2026 (incorporated by reference to Exhibit 10.2 of our Current Report on Form 6-K (File No. 001-38235) filed with the SEC on March 6, 2026)
8.1*	List of Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220587) filed publicly with the SEC on September 22, 2017)
11.2	Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on July 9, 2025)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Guangdong Prouden CPAs GP
15.2*	Consent of Enrome LLP
15.3*	Consent of Travers Thorp Alberga
15.4*	Consent of Jingtian & Gongcheng
16.1	Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm (incorporated herein by reference to Exhibit 16.4 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 9, 2024)
16.2	Letter from Centurion ZD CPA & Co., Independent Registered Public Accounting Firm (incorporated herein by reference to Exhibit 16.1 to our Current Report on Form 6-K filed with the SEC on June 28, 2024)
16.3	Letter from Enrome LLP, Independent Registered Public Accounting Firm (incorporated herein by reference to Exhibit 16.1 to our Current Report on Form 6-K filed with the SEC on February 5, 2026)
97	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97 to our Annual Report on Form 20-F (File No. 001-38235) filed with the SEC on May 9, 2024)
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

**	Furnished herewith.

+	Portions of this exhibit have been omitted or redacted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NaaS Technology Inc.

	By:	/s/ Steven Sim
		Name:	Steven Sim
		Title:	Chief Financial Officer

Date: April 17, 2026

NaaS Technology Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of NaaS Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NaaS Technology Inc. and its subsidiaries (the “Group”) as of December 31, 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the fiscal year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025, and the results of its operations and its cash flows for the fiscal year ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1.4 to the consolidated financial statements, the Group incurred a net loss in the amount of RMB450.0 million during the year ended December 31, 2025 and had accumulated losses of RMB8,690.6 million and a working capital deficit of RMB909.1 million as of December 31, 2025 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the board of directors and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of revenue generated from mobility connectivity services

Description of the Matter

The Group generated a substantial amount of revenue from mobility connectivity services delivered in conjunction with its partnered platform that connects electrical vehicle users with charging stations. The Group generates charging service commission income from charging stations and membership fees and coupon revenue from vehicle users which involves allocation of consideration to the distinct performance obligations on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred.

Auditing the Group’s revenue recognition involved a high degree of auditor judgment due to the effort to evaluate (a) the identification and determination of whether services are considered distinct performance obligations that should be accounted for separately, and (b) the determination of standalone selling prices for each distinct performance obligation that is not sold separately.

How we addressed the critical audit matter in the audit

Our procedures in relation to the recognition of revenue generated from mobility and connectivity services included:

a.	We evaluated the appropriateness of the Group’s revenue recognition policies in accordancew ith IFRS 15;

b.	We tested the management’s identification of significant contract terms, including the identification and determination of distinct performance obligations. We also evaluated the methodology and reasonableness of management’s assumptions used for the estimate of stand-alone selling prices for services that are not sold separately;

c.	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligations and the determination of stand-alone selling prices for each distinct performance obligation, including the information technology general control (“ITGC”) and the information technology application control (“ITAC”);

d.	We evaluated the service auditor’s SOC 1 Type II report on the partnered third party platform which is the service organization regarding the accuracy of the charging transactions;

e.	We performed substantive audit procedures on the completeness and accuracy of information provided by the Group;

f.	We tested the accuracy of the charging transaction by reconciling with the settlement statements with the charging stations and the collections with external confirmation;

g.	Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Group’s auditor since 2026.

Guangzhou, China
April 17, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of NaaS Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of NaaS Technology Inc. and its subsidiaries (the “Group”) as of December 31, 2024, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the fiscal years ended December 31, 2024, and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows for each of the fiscal years ended December 31,2024, and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Singapore

July 9, 2025

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
	Notes	2024	2025	2025
		RMB’000	RMB’000	US$’000

ASSETS
Current assets
Cash and cash equivalents	6	126,614	81,154	11,605
Trade receivables, net	7	44,506	21,714	3,105
Financial assets measured at fair value	12	45	1,291	185
Inventories	8	—	17	2
Prepayments, other receivables and other assets, net	9	204,177	105,724	15,118
Other financial assets		9,129	—	—
Assets classified as held for sale	5	55,026	4,148	593
Total current assets		439,497	214,048	30,608
Non-current assets
Right-of-use assets	11	4,804	2,794	400
Financial assets measured at fair value, non-current	12	198,949	92,396	13,211
Investments accounted for using equity method		411	421	60
Property, plant and equipment, net	13	2,601	1,127	161
Intangible assets, net	14	2,335	1,592	228
Other non-current assets		2,047	194	28
Total non-current assets		211,147	98,524	14,088
Total assets		650,644	312,572	44,696
LIABILITIES AND EQUITY
Current liabilities
Borrowings, current	15	772,978	501,763	71,751
Current lease liabilities	11	1,254	1,469	210
Trade payables	16	104,224	230,832	33,009
Income tax payables		796	796	114
Other payables and accruals	17	179,051	358,357	51,244
Financial liabilities at fair value through profit or loss	18	241,524	22,044	3,152
Liabilities relating to assets classified as held for sale	5	50,586	7,903	1,130
Total current liabilities		1,350,413	1,123,164	160,610
Non-current liabilities
Borrowings, non-current	15	51,067	80,961	11,577
Non-current lease liabilities	11	3,298	1,121	160
Total non-current liabilities		54,365	82,082	11,737
Total liabilities		1,404,778	1,205,246	172,347
EQUITY
Share capital	19	186,678	239	34
Subscription receivable	19	(4,696)	(138,363)	(19,787)
Treasury shares	19	(6,862)	(1)	— *
Warrant outstanding	19	29,587	29,587	4,231
Additional paid-in capital	19	7,389,684	7,818,000	1,117,960
Other reserves		(97,194)	47,162	6,744
Accumulated losses		(8,251,652)	(8,690,607)	(1,242,740)
Non-controlling interests		321	41,309	5,907
Total equity		(754,134)	(892,674)	(127,651)
Total equity and liabilities		650,644	312,572	44,696

*	Representing an amount with an absolute value of less than US$1,000 (including negative amounts).

The accompanying notes are an integral part of these consolidated financial statements.

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Year ended December 31,
	Notes	2023	2024	2025	2025
		RMB’000	RMB’000	RMB’000	US$’000
Continuing operations
Revenues
Charging services revenues		129,434	169,093	118,816	16,990
Energy solutions revenues		100,545	25,516	765	109
New initiatives revenues		3,384	6,367	5,558	795
Total revenues	20	233,363	200,976	125,139	17,894

Cost of revenues	21	(170,174)	(112,434)	(17,619)	(2,519)
Gross profit		63,189	88,542	107,520	15,375

Operating expenses
Selling and marketing expenses	21	(438,609)	(198,863)	(150,506)	(21,522)
Administrative expenses	21	(568,446)	(374,644)	(133,135)	(19,038)
Research and development expenses	21	(61,608)	(42,070)	(14,599)	(2,088)
Impairment losses, net	21	(73,816)	(300,921)	(81,558)	(11,663)
Total operating expenses		(1,142,479)	(916,498)	(379,798)	(54,311)

Other gains, net	22	24,083	20,928	6,484	927

Operating loss		(1,055,207)	(807,028)	(265,794)	(38,009)
Fair value changes of financial instruments at fair value through profit or loss		(203,663)	(80,322)	(126,749)	(18,125)
Finance costs	23	(31,852)	(39,838)	(32,567)	(4,656)
Loss before income tax		(1,290,722)	(927,188)	(425,110)	(60,790)
Income tax	24	(3,308)	19,150	—	—
Loss from continuing operations		(1,294,030)	(908,038)	(425,110)	(60,790)
Loss from discontinued operations	5	(13,120)	(6,404)	(24,857)	(3,555)
Net loss		(1,307,150)	(914,442)	(449,967)	(64,345)

Net loss attributable to:
Equity holders of the Company		(1,306,913)	(913,484)	(438,955)	(62,770)
Non-controlling interests		(237)	(958)	(11,012)	(1,575)
		(1,307,150)	(914,442)	(449,967)	(64,345)
Basic and diluted loss per share for loss from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic loss per share	25	(0.57)	(0.35)	(0.04)	(0.01)
Diluted loss per share	25	(0.57)	(0.35)	(0.04)	(0.01)

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic loss per share	25	(0.58)	(0.35)	(0.05)	(0.01)
Diluted loss per share	25	(0.58)	(0.35)	(0.05)	(0.01)

Net loss for the year		(1,307,150)	(914,442)	(449,967)	(64,345)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:
– Fair value changes on equity investment designated at fair value through other comprehensive income, net of tax		(24,090)	(37,127)	25,754	3,683
– Own-credit risk portion of fair value changes on convertible bonds designated at fair value through profit or loss, net of tax		—	—	121,652	17,396
– Currency translation differences		(6,408)	5,632	(3,050)	(436)
Other comprehensive (loss)/income for the year, net of tax		(30,498)	(31,495)	144,356	20,643
Total comprehensive loss for the year		(1,337,648)	(945,937)	(305,611)	(43,702)
Total comprehensive loss attributable to:
Equity holders of the Company		(1,337,411)	(944,979)	(294,599)	(42,127)
Non-controlling interests		(237)	(958)	(11,012)	(1,575)
		(1,337,648)	(945,937)	(305,611)	(43,702)

The accompanying notes are an integral part of these consolidated financial statements.

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Share capital	Subscription receivable	Additional paid-in capital	Other reserves	Accumulated losses	Total	Non-controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2023		146,730	—	6,358,600	(35,201)	(6,031,255)	438,874	—	438,874
Comprehensive loss
Net loss for the year		—	—	—	—	(1,306,913)	(1,306,913)	(237)	(1,307,150)
Other comprehensive loss		—	—	—	(30,498)	—	(30,498)	—	(30,498)
Total comprehensive loss for the year		—	—	—	(30,498)	(1,306,913)	(1,337,411)	(237)	(1,337,648)
Transactions with equity holders:
Issuance of shares, net		7,175	(4,696)	128,247	—	—	130,726	—	130,726
Share-based compensation from ESOP	26	—	—	393,825	—	—	393,825	—	393,825
Share-based compensation from controlling shareholder ESOP	26	—	—	5,251	—	—	5,251	—	5,251
Conversion of convertible bonds to shares	19	7,807	—	311,528	—	—	319,335	—	319,335
Exercise of options		3,471	—	(1,110)	—	—	2,361	—	2,361
Capital contributions from non-controlling shareholders		—	—	—	—	—	—	4,279	4,279
Non-controlling interests arising from business combination		—	—	—	—	—	—	(608)	(608)
Balance at December 31, 2023		165,183	(4,696)	7,196,341	(65,699)	(7,338,168)	(47,039)	3,434	(43,605)

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Notes	Share capital	Subscription receivable	Treasury shares	Warrant outstanding	Additional paid-in capital	Other reserves	Accumulated losses	Total	Non-controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2024		165,183	(4,696)	—	—	7,196,341	(65,699)	(7,338,168)	(47,039)	3,434	(43,605)
Comprehensive loss
Net loss for the year		—	—	—	—	—	—	(913,484)	(913,484)	(958)	(914,442)
Other comprehensive loss		—	—	—	—	—	(31,495)	—	(31,495)	—	(31,495)
Total comprehensive loss for the year		—	—	—	—	—	(31,495)	(913,484)	(944,979)	(958)	(945,937)
Transactions with equity holders:
Issuance of shares, net		3,380	—	—	29,587	1,145	—	—	34,112	—	34,112
Share-based compensation from ESOP	26	—	—	—	—	161,231	—	—	161,231	—	161,231
Share-based compensation from controlling shareholder ESOP	26	—	—	—	—	(810)	—	—	(810)	—	(810)
Conversion of convertible bonds to shares	19	1,982	—	—	—	27,803	—	—	29,785	—	29,785
Exercise of options		16,133	—	—	—	(8,159)	—	—	7,974	—	7,974
Capital contributions from non-controlling shareholders		—	—	—	—	12,133	—	—	12,133	(2,333)	9,800
Acquisition of treasury shares		—	—	(6,862)	—	—	—	—	(6,862)	—	(6,862)
Disposal of subsidiaries	5	—	—	—	—	—	—	—	—	178	178
Balance at December 31, 2024		186,678	(4,696)	(6,862)	29,587	7,389,684	(97,194)	(8,251,652)	(754,455)	321	(754,134)

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Notes	Share capital	Subscription receivable	Treasury shares	Warrant outstanding	Additional paid-in capital	Other reserves	Accumulated losses	Total	Non-controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2025		186,678	(4,696)	(6,862)	29,587	7,389,684	(97,194)	(8,251,652)	(754,455)	321	(754,134)
Comprehensive loss
Net loss for the year		—	—	—	—	—	—	(438,955)	(438,955)	(11,012)	(449,967)
Other comprehensive income		—	—	—	—	—	144,356	—	144,356	—	144,356
Total comprehensive loss for the year		—	—	—	—	—	144,356	(438,955)	(294,599)	(11,012)	(305,611)
Transactions with equity holders:
Issuance of shares, net	19	232,977	(133,667)	—	—	33,209	—	—	132,519	—	132,519
Share-based payments from the Company	26	—	—	—	—	(18,239)	—	—	(18,239)	—	(18,239)
Share-based payments from the controlling shareholder	26	—	—	—	—	734	—	—	734	—	734
Exercise of options		4,557	—	—	—	(4,500)	—	—	57	—	57
Capital contributions from non-controlling shareholders		—	—	—	—	—	—	—	—	52,000	52,000
Reduction of par value	19	(423,973)	—	6,861	—	417,112	—	—	—	—	—
Balance at December 31, 2025		239	(138,363)	(1)	29,587	7,818,000	47,162	(8,690,607)	(933,983)	41,309	(892,674)
Balance at December 31, 2025 (US$’000)		34	(19,787)	— *	4,231	1,117,960	6,744	(1,242,740)	(133,558)	5,907	(127,651)

*	Representing an amount with an absolute value of less than US$1,000 (including negative amounts).

The accompanying notes are an integral part of these consolidated financial statements.

NAAS TECHNOLOGY INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2023	2024	2025	2025
		RMB’000	RMB’000	RMB’000	US$’000
Cash flows from operating activities
Loss before income tax from continuing operations		(1,290,722)	(927,188)	(425,110)	(60,790)
Loss before income tax from discontinued operations	5	(12,642)	(5,211)	(24,857)	(3,555)
Loss before income tax including discontinued operations		(1,303,364)	(932,399)	(449,967)	(64,345)
Adjustments for:
Depreciation of property, plant and equipment	13	1,186	1,579	1,336	191
Amortization of intangible assets and other non-current assets		7,681	8,150	2,596	371
Depreciation of right-of-use assets	11	8,160	6,136	1,646	235
Impairment losses, net of reversal
—Trade receivables, prepayments, other receivables and other assets	7, 9	72,931	76,359	106,848	15,279
—Other financial assets		1,797	231,115	—	—
Provision for/(reversal of) losses on inventories	8	14,409	(10,687)	(1,181)	(169)
(Gain)/loss on disposal of non-current assets and subsidiaries		—	(16,270)	102	15
Fair value changes of financial instruments at fair value through profit or loss	18	204,039	80,261	126,749	18,125
Share-based compensation expense/(reversal)	26	399,076	160,421	(17,505)	(2,503)
Investment income		(9,397)	(16,884)	(6,332)	(905)
Interest income		(5,239)	(4,619)	(22)	(3)
Interest expense		32,960	42,436	32,653	4,669
(Increase)/decrease in trade receivables and contract assets		(66,483)	15,197	43,092	6,162
(Increase)/decrease in prepayments, other receivables and other assets		(170,808)	232,311	19,789	2,830
Increase/(decrease) in trade and other payables		220,930	(33,646)	141,466	20,228
Increase/(decrease) in contract liabilities		56,121	(42,051)	(3,106)	(444)
(Increase)/decrease in inventories		(36,842)	22,819	2,346	335
Cash (used in)/generated from operations		(572,843)	(179,772)	510	71
Interest received		5,239	634	22	3
Net cash (used in)/generated from operating activities		(567,604)	(179,138)	532	74
Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(6,327)	—	—	—
Investment in financial assets and equity method investees		(725,264)	(541,326)	—	—
Proceeds from disposal of financial assets	5	421,749	332,768	9,129	1,305
Dividends received		4,280	4,272	53	8
Net cash paid for acquisition of subsidiaries		(34,048)	—	—	—
Proceeds from disposal of subsidiaries		—	2,615	3,000	429
Loan advanced to a related party		(110,000)	—	—	—
Repayment of loan by a related party		110,000	—	—	—
Net cash (used in)/generated from investing activities		(339,610)	(201,671)	12,182	1,742
Cash flows from financing activities
Net proceeds from debt and equity financing		1,027,486	292,784	222,605	31,832
Repayment of borrowings		(143,872)	(155,989)	(529,564)	(75,728)
Interest paid		(32,228)	(42,329)	(32,876)	(4,701)
Expense for issuance of convertible bonds and ordinary shares		(39,957)	(8,473)	(2,526)	(361)
Payments for lease liabilities		(7,231)	(5,499)	(1,562)	(223)
Proceeds from revenue-based financing		24,372	12,318	—	—
Repayments for revenue-based financing		(2,744)	(31,342)	(2,604)	(372)
Capital injection from non-controlling interests		4,279	9,800	52,000	7,436
Loan from a related party		—	—	237,333	33,938
Net cash generated from/(used in) financing activities		830,105	71,270	(57,194)	(8,179)

Net decrease in cash and cash equivalents		(77,109)	(309,539)	(44,480)	(6,363)

Cash and cash equivalents at the beginning of the year		513,351	436,242	126,703	18,118
Cash and cash equivalents at the end of the year	6	436,242	126,703	82,223	11,755

Included in cash and cash equivalents per balance sheet	6	436,242	126,614	81,154	11,605
Included in assets classified as held for sale	6	—	89	1,069	150

The accompanying notes are an integral part of these consolidated financial statements.

1.	Corporate information

1.1.	General information

NaaS Technology Inc. (the “Company”) was incorporated in the Cayman Islands on July 16, 2013, as an exempted company with limited liability. The Company is a holding company. The ultimate holding company of the Company is Newlinks Technology Limited (“Newlink”), a holding company incorporated in the Cayman Islands, which ultimately owns 51.77% of the ordinary shares of the Company as of December 31, 2025.

On June 10, 2022, RISE Education Cayman Ltd (“RISE”), the Company’s legal predecessor, completed a merger with Dada Auto (“Dada”), as a result of which Dada became a wholly-owned subsidiary of RISE and RISE assumed and began conducting Dada’s principal EV charging business; RISE was subsequently renamed “NaaS Technology Inc.”.

In these consolidated financial statements, the “Group” refers to the Company and its subsidiaries.

The consolidated financial statements of the Group for the year ended December 31, 2025 were authorized for issue in accordance with a resolution of the directors on April 17, 2026.

1.2.	History of the Group

The Group’s EV charging services were primarily carried out by Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (“Anji Zhidian”), an indirect wholly-owned subsidiary of the Company incorporated in China.

On June 20, 2023, the Group acquired 89.999% of the ownership interest in Sinopower Holdings International Co. Limited (“Sinopower”), a provider of solar energy solutions; this interest was disposed of in August 2024 to a wholly-owned subsidiary of Newlink (see Note 5 – Discontinued operations and assets held for sale).

1.3.	Subsidiaries

The Company’s major subsidiaries as of December 31, 2024 and 2025 are set out below. The country of incorporation or registration is also their principal place of business.

	Place of incorporation/	Date of incorporation	Effective interest held as at December 31,		Principal
Name of Subsidiaries	registration	/establishment	2024	2025	activities
Zhejiang Anji Intelligent Electronics Holding Co., Ltd.	Zhejiang, China	December 24, 2021	100%	100%	Charging services revenues
Qingdao Intelligent Electronics Mobility Holding Co., Ltd	Shandong, China	June 9, 2022	100%	100%	Charging services revenues

1.4.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Group have been prepared on a historical cost basis, except for inventories and certain financial assets and liabilities measured at fair value.

All amounts disclosed in the consolidated financial statements are rounded to the nearest thousand unless otherwise indicated.

The consolidated financial statements are prepared on a going concern basis. The Group incurred a net loss in the amount of RMB450.0 million during the year ended December 31, 2025 and had accumulated losses of RMB8,690.6 million and a working capital deficit of RMB909.1 million as of December 31, 2025.

In order to continue as a going concern, the Group will need, among other things, additional capital resources. Management's plan is to obtain such resources by seeking debt financing and/or third-party equity sufficient to meet its minimal operating expenses. Besides, management has taken immediate and significant mitigating actions to reduce costs and optimize the Group's cash flow and liquidity. Among these are the following mitigating actions: reducing expenditure through moving away from low margin energy solution projects; deferring or canceling discretionary spend; freezing non-essential recruitment; reducing marketing spend; extension of existing bank borrowings to a period beyond twelve months from the financial position date; and securing new round of equity financing to replenish working capital by US$15 million to US$20 million.

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

Effective from July 1, 2023, the Group implemented certain changes to align its consolidated statements of profit or loss presentation more closely with the manner in which the Group’s management currently receives and uses financial information to evaluate business performance following the Group’s expansion of business lines, extension of its services to a broader range of energy asset owners, including EV charging stations and energy asset owners. The Group now reports its revenues under the following three primary categories:

Charging services revenues, which include income from the provision of mobility connectivity solutions to EV charging stations and end users of electronic vehicles, and the provision of charging services at charging stations that NaaS operates under its full station operation model. NaaS’ mobility connectivity solutions include mobility services delivered in conjunction with Kuaidian, its partnered platform that is operated by a third-party service provider, and SaaS products that optimize the marketing, operations and energy efficiency of charging stations connected to NaaS’ network.

Energy solutions revenues, which include income from the provision of integrated solutions that cover the planning, deployment and operational optimization of EV charging for energy asset owners.

New initiatives revenues, which include income from the provision of non-charging services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations.

Since the third quarter of 2024, the Group’s strategy to move away from low margin energy solution projects resulted in a reduction of energy solutions revenues.

The consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of the Group include the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholder, whenever the period is shorter.

2.	Material accounting policies

The material accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1. New and amended standards adopted by the Group

(a)	New standards and amendments applicable 1 January 2025

The Group has applied the following amendments for the first time for its annual reporting period commencing January 1, 2025. These amendments did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

Amendments	Effective for annual periods beginning on or after
Amendments to IAS 21: Lack of Exchangeability	1 January 2025

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and amendments to accounting standards that have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group are as follows:

Amendments	Effective for annual periods beginning on or after
Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments*	January 1, 2026
Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity*	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11*: Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7	January 1, 2026
IFRS 18, Presentation and Disclosure in Financial Statements**	January 1, 2027
IFRS 19, Subsidiaries without Public Accountability: Disclosures*	January 1, 2027
IAS 21 (Amendments): Amendments to translation to a Hyperinflationary Presentation Currency*	January 1, 2027

*	These new standards and amendments are not expected to have a material impact on the Group’s consolidated financial statements.

**	Management is currently assessing the detailed implications of applying this new standard on the Group’s consolidated financial statements.

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

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the transferred assets. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position, and consolidated statements of changes in equity, respectively.

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

2.4. Cash and cash equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents includes cash on hand, cash at bank and deposits held at licensed payment platforms with original maturities of three months orless that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.5. Property, plant and equipment, net

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

2.6. Investments and other financial assets

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

(i) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. The Group classifies its debt instruments as financial assets at amortized cost and presented as “other financial assets” in the consolidated statements of financial position. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in “other gains” together with foreign exchange gains and losses. Impairment losses are presented as “Impairment losses, net” in the consolidated statements of profit or loss and other comprehensive income.

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

The Group assessed that, in accordance with IFRS 9 Financial Instruments, its investment in fund investments which is redeemable by it as holder (presented in Note 12 as unlisted investments, non-current as at December 31, 2024, and unlisted investments, current as at December 31, 2025) should be classified as financial assets at fair value through profit or loss (FVTPL), rather than financial assets at fair value through other comprehensive income (FVTOCI).

Changes in the fair value of financial assets at FVTPL are recognized in “fair value changes of financial instruments at fair value through profit or loss” in the consolidated statements of profit or loss and other comprehensive income as applicable.

(d)	Impairment

The Group assesses on a forward-looking basis the expected credit losses (“ECLs”) associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

2.7. Trade receivables and other receivables, net

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

2.8. Borrowings

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

2.9. Convertible bonds

The Group's convertible bonds are classified as financial liabilities and are initially recognised at fair value. The Group applies the fair value option and irrevocably designates the convertible bonds in their entirety as financial liabilities at fair value through profit or loss (FVTPL). Consequently, the embedded conversion features are not separated from the host debt instrument.

Subsequent to initial recognition, the convertible bonds are measured at fair value. The amount of change in the fair value of the convertible bonds that is attributable to changes in the Group's own credit risk is recognised in other comprehensive income (OCI). The remaining amount of change in the fair value of the convertible bonds is recognised in profit or loss. Amounts presented in OCI are not subsequently reclassified to profit or loss upon the derecognition of the convertible bonds, but may be transferred within equity.

2.10. Current and deferred income tax

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

2.11. Employee benefits

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

2.12. Revenue recognition

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

Revenue is recognized when or as control of the goods or services is transferred by the Group to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Control of the goods and services is transferred over time if:

●	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

●	the Group's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

●	the Group's performance does not create an asset with an alternative use to the Group, and the Group has an enforceable right to payment for performance completed to date.

If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

2.12.1. Accounting policy for the Group’s principal revenue sources

Charging services include the provision of mobility connectivity solutions to EV charging stations and end-users, and the provision of charging services at charging stations that NaaS operates under its full station operation model. The Group offers mobility services delivered in conjunction with Kuaidian, its partnered platform that is operated by a third-party service provider, and SaaS products that optimize the marketing, operations and energy efficiency of charging stations connected to NaaS’ network, and platform promotion services. The Group generates charging services income under its full station operation model and charging services commission income, membership fees, and platform promotion commissions, as well as coupon-related consideration from its full station operation model charging stations and end-users when charging transactions are completed via the Group’s charging network. Revenue from charging services is recognized upon the completion of each charging service transaction, and the payment terms and conditions are satisfied at the same time. For membership arrangements, the Group accounts for the membership rights and the coupon procurement services as distinct performance obligations. The total transaction price for membership arrangements is allocated to each performance obligations based on their standalone selling prices, which is estimated by considering the selling price of the membership and the amounts of membership rights and the coupons included. Revenue allocated to the rights and coupons is recognized when they are redeemed by the customer, or as breakage income when the unused benefits expire at the end of the specified membership period. The Group evaluates if it is a principal or an agent in a transaction to determine whether charging service income and commission income should be recognized on a gross or net basis. When the Group is the agent of the arrangement (such as arrangements where the Group does not have latitude in establishing prices for the underlying charging service or products, and does not have inventory risk), the related income is recorded on a net basis. When the Group is the principal of the arrangement (such as arrangements where the Group obtains control over the charging services prior to transfer to customers, including under the full station operation model), the related income is recorded on a gross basis (see Note 2.12.2. for the treatment of incentives).

Energy solutions include the provision of integrated solutions that cover the planning, deployment and operational optimization of EV charging for energy asset owners. These integrated services are accounted for as a single performance obligation. The Group recognizes revenue from energy solutions projects at a point in time or over time depending on the terms and arrangement of the relevant contracts with the customers. For energy solutions projects where the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, the related revenue is recognized over time, using an input method to measure progress towards complete satisfaction of the provision of services. The input method measures progress towards complete satisfaction of the performance obligation based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the provision of integrated energy solutions. For energy solutions where the performance obligation is not satisfied over time, the related revenue is recognized when the goods or services are transferred to the customer. When the transaction price in a contract includes a variable consideration, the Group estimates the amount of variable consideration to which it expects to be entitled in exchange for transferring the goods or services to the customer using the expected value method. Variable consideration is estimated at contract inception and reassessed at the end of each reporting period. Variable consideration is also constrained until it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

New initiatives include the provision of non-charging services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations. Revenues for such services are recognized when the Group satisfies the single performance obligation (mainly represented advertising services in nature) according to the agreed-upon terms under the respective service contracts.

2.12.2. Incentives

The Group offers discounts and promotions to end-users to encourage the use of the Group’s mobility connectivity services. To the extent that such incentives represent consideration payable to a customer in accordance with IFRS 15 and relate to the same charging transaction (for example, discounts embedded in the pricing of membership rights, coupon packages or orders placed via the Kuaidian platform), they are recorded as a reduction of revenue, unless the payment is in exchange for a distinct good or service and does not exceed the fair value of that good or service. In certain transactions, the incentives offered to end-users exceed the revenue generated from the same transaction. The excess amount, which is not attributable to past or future contracts and is incurred for marketing purposes to acquire and retain active users on the platform, is presented as selling and marketing expense instead of negative revenue.

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

2.13. Cost of revenues

Cost of revenues mainly consists of electricity cost, direct labor cost, depreciation of right-of-use assets, payment processing cost, cloud server cost and others.

2.14. Selling and marketing expenses

Selling and marketing expenses mainly consist of certain discounts and promotions to end-users, salaries and benefits of sales and marketing personnel, and promotion and advertising expense for branding and acquiring end-users for charging services. Promotion and advertising expenditure is expensed when the related service is received.

2.15. Administrative expenses

Administrative expenses mainly consist of salaries and benefits of management and administrative personnel, rental and related expenses, professional fees and other general corporate expenses.

2.16. Research and development expenses

Research and development expenses mainly consist of salaries, benefits and related expenses of research and development team, which are expensed as incurred. All costs related to the improvement and maintenance of the charging network are recorded as cost of revenues.

2.17. Leases

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

Assets and liabilities arising from a lease are initially measured on a present value basis. The Group’s lease liabilities include the net present value of the fixed lease payments (including in-substance fixed payments), less any lease incentives receivable.

The lease payments are discounted using the lessee’s incremental borrowing rate, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

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

2.18. Impairment of non-current assets

Internal and external information is reviewed at the end of each reporting period, or whenever events or changes in circumstances indicate that the carrying amount might not be recoverable, to identify indications that the following assets might be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or might have decreased:

●	Right-of-use assets,

●	Property, plant and equipment,

●	Intangible assets, and

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

An impairment loss is recognized in the consolidated statements of profit or loss and other comprehensive income whenever the carrying amount of an asset, or the CGU to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis, except that the carrying amount of an asset will not be reduced below its individual fair value less costs of disposal, or value-in-use, if determinable.

(c)	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not allowed to be reversed. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the consolidated statements of profit or loss and other comprehensive income in the period in which the reversals are recognized. For interim periods, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year. Impairment losses recognized in an interim period in respect of goodwill are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates.

2.19. Share-based payments

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

2.20. Non-current assets (or disposal groups) held for sale and discontinued operations

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

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate line of business, is part of a single coordinated plan to dispose of such a line of business. The results of discontinued operations are presented separately in the consolidated statements of profit or loss and other comprehensive income.

2.21. Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9931 per US$1.00 on December 31, 2025 as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

As at December 31, 2025, our bank borrowings amounting to RMB396.0 million (US$56.6 million) were at variable interest rates. As at December 31, 2025, if the interest rates on our borrowings had been 100 basis points higher or lower with all other variables held constant, loss before income tax would have been RMB5.4 million (US$0.8 million) higher or lower, as a result of higher/lower interest expense.

(iii)	Price risk

The Group’s exposure to equity securities price risk mainly arises from investments in listed equity securities held by the Group and classified in the consolidated statements of financial position as financial assets at fair value through other comprehensive income.

As at December 31, 2025, the Group’s investments in listed equity securities amounted to RMB92.4 million (2024: RMB66.6 million). If the stock price of the listed company had increased/decreased by 10% with all other variables held constant, other comprehensive income and total comprehensive income would have increased/decreased by RMB9.2 million as at December 31, 2025 (2024: RMB6.7 million).

(b)	Liquidity risk

The Group intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying businesses, the Group’s policy is to regularly monitor the Group’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Group’s liquidity requirements.

The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of the issuance of these financial statements. The Group’s unutilized borrowing facilities amounted to nil and RMB113.8 million as of December 31, 2025 and 2024.

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

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2024
Trade payables	104,224	—	—	104,224	104,224
Financial liabilities included in other payables and accruals	137,401	—	—	137,401	137,401
Borrowings	788,994	1,532	52,547	843,073	824,045
Lease liabilities	1,410	1,284	2,221	4,915	4,552
Financial liabilities at fair value through profit or loss	264,174	—	—	264,174	241,524
	1,296,203	2,816	54,768	1,353,787	1,311,746
At December 31, 2025
Trade payables	230,832	—	—	230,832	230,832
Financial liabilities included in other payables and accruals	327,138	—	—	327,138	327,138
Borrowings	517,071	94,546	—	611,617	582,724
Lease liabilities	1,529	1,133	—	2,662	2,590
	1,076,570	95,679	—	1,172,249	1,143,284

(c)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group's credit risk arises from cash and cash equivalents, contractual cash flows of debt instruments carried at amortized cost as well as credit exposures to customers and debtors, including outstanding receivables. The carrying amount of each class of the above financial assets represents the Group's maximum exposure to credit risk in relation to the corresponding financial assets.

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

For trade receivables and other receivables, an impairment analysis is performed at each financial position date using a provision matrix to measure ECLs under the simplified approach. The provision rates are based on aging for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions. Information based on the provision matrix is disclosed in Note 7.

The allowance account in respect of trade and other receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point, the impaired financial asset is considered irrecoverable and the amount charged to the allowance account is written off against the carrying amount of the impaired financial asset.

The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the assets or sources of income of the debtors could not generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(d)	Supplier concentration risk

With the completion of the transfer of the platform mobile application and mini-program which connect EV users with charging station operators and chargers (“Kuaidian Platform”) in 2022, the related user data and charging station/pile data transferred from the Group to Zhejiang Anjijiayu Big Data Technology Service Co., Ltd. (“Anji Datacom”). The Group entered into business cooperation agreements with Anji Datacom to receive IT data management services, including collection, storage, processing and use of the data collected through Kuaidian Platform as well as transaction reconciliation and information verification services in relation to the delivery of charging services, for an initial term of five years ending March 30, 2027, which will be renewed for one year after the initial five years if both parties reach an agreement. The annual fee charged by Anji Datacom for the IT data management services provided, accounted for 6% and 26% of cost of sales and total operating expenses for the years ended December 31, 2024 and 2025, respectively. A significant interruption by Anji Datacom in the delivery of IT data management services could impair the Group’s ability to deliver charging services and materially adversely impact its operating results and financial position.

(e)	Customer concentration risk

There were no customers which individually contributed for more than 10% of the Group’s total revenues for the year ended December 31, 2024.

For the year ended December 31, 2025, 12% of the Group’s total revenues were derived from one customer, which individually contributed for more than 10% of the Group’s total revenues.

3.2. Capital management

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

The Group’s capital management ensures the Group compliant with the financial covenants attached to the interest-bearing bank borrowings, including capital structure requirements. Breaches in complying with the financial covenants would permit the bank to immediately call loans. There have been no breaches of the financial covenants of any interest-bearing bank borrowings during the years ended December 31, 2024 and 2025.

The Group monitors capital using gearing ratio. The following section sets out an analysis of the gearing ratio, being total liabilities divided by total assets, for each of the years presented.

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Total liabilities	1,404,778	1,205,246
Total assets	650,644	312,572
Total liabilities to total assets ratio	2.16	3.86

3.3. Fair value estimation

(a)	Fair value hierarchy

The table below analyses the Group’s financial instruments carried at fair value as of each financial position date by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s financial instruments measured at fair value as at December 31, 2024 and 2025:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2024
Assets:
Financial assets at fair value through profit or loss	—	—	132,352	132,352
Financial assets at fair value through other comprehensive income	66,642	—	—	66,642
Liabilities:
Financial liabilities at fair value through profit or loss	—	—	241,524	241,524
At December 31, 2025
Assets:
Financial assets at fair value through profit or loss	—	—	1,291	1,291
Financial assets at fair value through other comprehensive income	92,396	—	—	92,396
Liabilities:
Financial liabilities at fair value through profit or loss	—	—	22,044	22,044

During the year ended December 31, 2025, unrealized losses arising from financial instruments measured at fair value amounted to RMB149.8 million (2024: RMB4.9 million).

(b)	Level 3 financial instruments

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

As the Group’s level 3 financial instruments are not traded in active markets, their fair values have been determined using applicable valuation techniques, such as market approach, Monte-Carlo simulation model and binomial tree model.

The following table summarizes the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements:

Description	Fair value at December 31,		Unobservable inputs	Range of inputs at December 31,		Relationship of unobservable inputs to fair value
	2024	2025		2024	2025
	RMB’000	RMB’000
Convertible bonds	241,524	—	Expected volatility	Note 18	N/A	The higher the expected volatility, the lower the fair value
Warrants	—	22,044	Expected volatility	N/A	Note 18	The higher the expected volatility, the higher the fair value

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

The Group has determined that each membership benefit provided over the membership period and coupons for specific period are material rights that would need to be accounted for as separate performance obligations. Refer to Note 2.12 for details. Determining the transaction price allocated to each performance obligation based on its standalone selling price requires judgment and consideration of all relevant facts and circumstance. In the evaluation of standalone selling price, the Group considers the applicable market conditions and relevant Group-specific factors, including factors that were contemplated in membership agreement and coupon procurement agreements with the end-users and the estimated costs for specified number of cash coupons and incremental discounts.

The Group exercises significant judgment in determining how incentives offered to end-users (including discounts embedded in membership rights and coupon packages) are allocated between (i) reductions of revenue for the related charging service and (ii) selling and marketing expenses. For each transaction, the Group first records incentives as a reduction of revenue to the extent of the revenue generated from the same transaction, to the extent such amounts are considered consideration payable to a customer under IFRS 15. Any excess incentive amount that is not attributable to past or future contracts and is incurred for marketing purposes to acquire and retain active users on the platform is presented as selling and marketing expenses on a transaction-by-transaction basis. The excess incentive amounts reclassified to selling and marketing expenses amounted to RMB33.1 million (US$4.7 million), RMB75.2 million, and RMB224.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Determining whether the Group is acting as a principal or as an agent when a third-party is involved in the provision of certain services to its customers requires judgment and consideration of all relevant facts and circumstances. In evaluation of the Group’s role as a principal or agent, the Group considers factors to determine whether the Group controls the specified goods or service before it is transferred to the customer including, but not limited to, the following: whether the Group (a) is primarily responsible for fulfilling the contract, (b) is subject to inventory risk, and (c) has discretion in establishing prices. Refer to Note 2.12 for details.

(b)	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the grant date fair value of the equity instruments granted, the Group uses binomial model and Monte-Carlo simulation model for the valuation. The models and assumptions used for estimating the fair value for share-based payment transactions are disclosed in Note 26.

(c)	Estimation of recoverability of uncollected input VAT invoice

The Group determines the recoverability of uncollected input VAT invoice, recorded in other current assets, by considering the historical collection experience of input VAT invoice from the charging station operators and other factors that may affect the operators’ capability to issue input VAT invoice. The Group recognizes provision of uncollected input VAT amount as impairment losses, in cases such as there is indication of the operator to terminate cooperation or lose capability to issue input VAT invoice.

(d)	Measurement of ECLs for trade receivables and other receivables

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

(e)	Measurement of fair value of financial instruments at FVTPL and FVTOCI

The Group classifies its financial assets and liabilities based on the business model for managing the assets and their contractual cash flow characteristics.

●	Financial instruments at FVTPL: Financial instruments that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. Any gains or losses arising from changes in fair value are recognized in profit or loss.

●	Financial instruments at FVTOCI: For debt instruments, if the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling, it is measured at FVTOCI. For certain equity investments, the Group may make an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income.

Estimating fair value of financial instruments at FVTPL and FVTOCI requires determination of the most appropriate valuation model, which depends on the nature of the instruments and the availability of observable market data. This estimate also requires determination of the most appropriate inputs to the valuation model, including but not limited to market interest rates, credit spreads, and liquidity discounts, and making assumptions about them. For instruments without active markets, the Group utilizes discounted cash flow models to estimate fair value at each financial position date. The assumptions and hierarchy levels used for estimating the fair value of these financial instruments are disclosed in Note 3.3.

(f)	Measurement of fair value of convertible bonds

Estimating fair value of convertible bonds requires determination of the most appropriate valuation model, which depends on the terms and conditions of the arrangement. This estimate also requires determination of the most appropriate inputs to the valuation model including stock price, volatility and dividend yield and making assumptions about them. For the fair value of the convertible bonds at the issue date and each financial position date, the Group uses binomial model for the valuation. The assumptions used for estimating the fair value of the convertible bonds are disclosed in Note 18.

(g)	Measurement and accounting of fair value of warrant liabilities

Warrants issued by the Group that do not meet the definition of an equity instrument are classified as derivative financial liabilities. Such warrants are initially recognized at fair value on the date of issuance and are subsequently re-measured at fair value at each reporting date. Any changes in fair value are recognized in profit or loss in the period in which they arise.

Estimating fair value of warrant liabilities requires determination of the most appropriate valuation model, which depends on the terms and conditions of the warrant agreements. This estimate also requires determination of the most appropriate inputs to the valuation model including the Company's stock price, expected volatility, risk-free interest rate and expected term, and making assumptions about them. For the fair value of the warrant liabilities at the issue date and each financial position date, the Group uses Binomial Tree model for the valuation. The assumptions used for estimating the fair value of the warrant liabilities are disclosed in Note 18.

(h)	Provisions for contingencies

The Company is subject to claims or proceedings that arise in the ordinary course of business, including disputes related to the corporate transactions. Pursuant to IAS 37, the Company records a provision for a liability when it is both probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The assessment of whether a loss is probable and the estimation of the appropriate amount of provision require significant judgment by management. In making these determinations, management, in consultation with internal and external legal counsel, evaluates the merits of the claims, the current status of the proceedings, the applicable contractual terms, and the potential outcomes of legal executions.

As of December 31, 2025, the Company has recognized a provision for certain litigations as disclosed in Note 29. However, due to the inherent uncertainties of the judicial process, the final resolution of these matters may differ significantly from the amounts currently estimated. Such differences could have a material impact on the Company’s consolidated financial position, results of operations, or cash flows in future periods.

5.	Discontinued operations

(a)	Description

Effective from August 31, 2024, the Group disposed of its entire ownership interest in Sinopower, a subsidiary engaged in the provision of solar energy solutions, to a wholly-owned subsidiary of Newlink. For the eight months ended August 31, 2024 and the year ended December 31, 2023, Sinopower is reported as a discontinued operation.

On September 30, 2024, the Group approved a plan to sell its ownership interest in certain subsidiaries engaged in the energy storage solutions business to a wholly-owned subsidiary of Newlink. As at December 31, 2024 and 2025, the associated assets and liabilities are consequently presented as held for sale. For the years ended December 31, 2024 and 2025, these subsidiaries are reported as a discontinued operation. As at April 10, 2026, the Group disposed of its entire energy storage solutions business to a wholly-owned subsidiary of Newlink.

Financial information relating to the above discontinued operations is set out below.

(b)	Financial performance and cash flow information

	Year ended December 31,
	2024	2025
	RMB’000	RMB’000

Revenues	93,882	2,826
Cost of revenues	(85,538)	(1,444)
Operating expenses	(26,598)	(26,258)
Other (losses)/gains, net	(258)	105
Fair value changes of financial instruments at fair value through profit or loss	61	—
Finance costs	(2,598)	(86)
Loss before income tax	(21,049)	(24,857)
Income tax	(1,193)	—
Loss after income tax	(22,242)	(24,857)
Gain on sale of Sinopower after income tax	15,838	—
Loss from discontinued operations	(6,404)	(24,857)
Attributable to:
Equity holders of the Company	(5,154)	(22,698)
Non-controlling interests	(1,250)	(2,159)

Other comprehensive income from discontinued operations	—	—
Total comprehensive loss from discontinued operations	(6,404)	(24,857)
Attributable to:
Equity holders of the Company	(5,154)	(22,698)
Non-controlling interests	(1,250)	(2,159)

	Year ended December 31,
	2024	2025
	RMB’000	RMB’000

Net cash (used in)/generated from operating activities	(33,377)	11,078
Net cash generated from investing activities	—	—
Net cash generated from/(used in) financing activities	4,475	(10,098)
Net (decrease)/increase in cash generated by the discontinued operations	(28,902)	980

(c)	Assets and liabilities of disposal group classified as held for sale

The following assets and liabilities were reclassified as held for sale in relation to the discontinued operation as at 31 December 2024 and 2025:

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Assets classified as held for sale
Cash and cash equivalents	89	1,069
Trade receivables, net	34,414	—
Inventories	1,181	—
Prepayments, other receivables and other assets, net	19,342	3,079
Total assets of disposal group held for sale	55,026	4,148
Liabilities directly associated with assets classified as held for sale
Borrowings	(10,000)	—
Trade payables	(37,666)	(6,912)
Other payables and accruals	(2,920)	(991)
Total liabilities of disposal group held for sale	(50,586)	(7,903)

6.	Cash and cash equivalents

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Cash on hand and at banks	124,413	80,346
Deposits held at licensed payment platforms	2,290	1,877
	126,703	82,223
Included in cash and cash equivalents per balance sheet	126,614	81,154
Included in assets classified as held for sale	89	1,069

As of December 31, 2025, cash and cash equivalents located in Mainland China amounted to RMB81.7 million (2024: RMB125.6 million). Remittance of funds out of Mainland China is subject to relevant rules and regulations of foreign exchange control.

As of December 31, 2025, RMB1.1 million of cash at bank was held in accounts where the usage is restricted due to judicial freeze. As of December 31, 2024, RMB12.8 million of cash at bank was held in accounts where the usage is restricted to certain business purposes.

As of December 31, 2024 and 2025, ECLs for cash and cash equivalents were estimated to be immaterial.

7.	Trade receivables, net

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Trade receivables	148,057	104,965
Loss allowance	(69,137)	(83,251)
	78,920	21,714
Included in trade receivables, net per balance sheet	44,506	21,714
Included in assets classified as held for sale	34,414	—

The following is an aging analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition date.

	As of December 31,
	2024	2025
	RMB’000	RMB’000

0 – 90 days	21,479	7,945
91 – 180 days	905	588
181 – 365 days	45,459	—
1 – 2 years	25,604	40,143
2 – 3 years	47,720	12,405
Over 3 years	6,890	43,884
	148,057	104,965

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

The movement in ECL allowance for trade receivables during the years indicated is as follows:

	Year ended December 31,
	2024	2025
	RMB’000	RMB’000

Opening loss allowance	60,513	63,865
Provision for loss allowance, net	10,341	14,114
Disposal of a subsidiary	(1,717)	—
Reclassified as held for sale assets	(5,272)	(15,651)
Closing loss allowance	63,865	62,328

The ECL allowance as of December 31, 2024 and 2025 was determined based on aging as follows:

	Within 1 year	1-2 years	2-3 years	Over 3 years

At December 31, 2024
Expected loss rate	11.1%	28.0%	49.2%	100.0%
Gross carrying amount (RMB’000)	67,843	21,615	5,992	329
Loss allowance (RMB’000)	7,536	6,047	2,947	329

At December 31, 2025
Expected loss rate	4.9%	33.9%	61.7%	100.0%
Gross carrying amount (RMB’000)	8,156	16,567	7,844	1,280
Loss allowance (RMB’000)	398	5,616	4,839	1,280

Besides from the above ECL allowance calculated using provision matrix, as of December 31, 2024 and 2025, loss allowance was fully made for specific trade receivables with gross amount of RMB52.3 million and RMB71.1 million, respectively, which were considered to be in default due to conditions indicating that the Group was unlikely to receive the outstanding contractual amounts.

8.	Inventories

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Work in progress	—	—
Finished goods	—	17
	—	17

The movement in provision for losses on inventories during the years indicated is as follows:

	Year ended December 31,
	2024	2025
	RMB’000	RMB’000

Opening loss allowance	14,409	1,181
Reversal of losses, net	(10,687)	(1,181)
Disposal of subsidiaries	(2,541)	—
Closing loss allowance	1,181	—
Included in inventories per balance sheet	—	—
Included in assets classified as held for sale	1,181	—

9.	Prepayments, other receivables and other assets, net

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Prepayments to charging stations	75,018	44,970
Prepayments for chargers procurement	8,567	3,223
Prepayment for rental, facility and utilities	48,473	4,040
Miscellaneous prepayments	3,469	2,264
Value-added tax deductible	52,599	19,292
Amount due from related parties (Note 30)	1,206	—
Others	34,187	35,014
	223,519	108,803
Included in prepayments, other receivables and other assets, net per balance sheet	204,177	105,724
Included in assets classified as held for sale	19,342	3,079

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

As of December 31, 2024 and 2025, for financial assets included in prepayments, other receivables and other assets with no significant increase in credit risk since initial recognition (Stage 1 of credit risk), the 12-month ECLs were estimated to be immaterial. Loss allowance was fully made for prepayments, other receivables and other assets with a significant increase in credit risk since initial recognition (Stage 3 of credit risk) or considered to be in default, amounting to RMB108.6 million and RMB191.7 million as of December 31, 2024 and 2025, respectively.

As of December 31 2023, 2024 and 2025, loss allowance for prepayments, other receivables and other assets recognized in profit or loss amounted to RMB20.1 million and RMB73.1 million and RMB83.1 million, respectively.

10.	Financial instruments by category

The Group holds the following financial instruments:

	As of December 31,
	2024	2025
	RMB’000	RMB’000
Assets as per consolidated statements of financial position
Financial assets measured at fair value
—Financial assets at fair value through profit or loss	132,352	1,291
—Financial assets at fair value through other comprehensive income	66,642	92,396
	198,994	93,687
Financial assets measured at amortized cost
—Cash and cash equivalents	126,614	81,154
—Trade receivables	44,506	21,714
—Financial assets included in other receivables and deposits	9,261	10,941
—Other financial assets	9,129	—
	189,510	113,809
	388,504	207,496

Liabilities as per consolidated statements of financial position
Financial liabilities measured at fair value
—Convertible bonds	241,524	—
—Warrant	—	22,044
	241,524	22,044
Financial liabilities measured at amortized cost
—Borrowings	824,045	582,724
—Lease liabilities	4,552	2,590
—Trade payables	104,224	230,832
—Financial liabilities included in other payables and accruals	137,401	327,138
	1,070,222	1,143,284
	1,311,746	1,165,328

11.	Leases

This note provides information for leases where the Group is a lessee.

(a)	Amounts recognized in the consolidated statements of financial position

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Right-of-use assets
Office buildings	250	2,443
Charging stations	4,554	351
	4,804	2,794
Lease liabilities
Current	1,254	1,469
Non-current	3,298	1,121
	4,552	2,590

The movement in the carrying amount of right-of-use assets during the years indicated is as follows:

	Office buildings	Charging stations	Total
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2024
Opening carrying amount	12,231	1,795	14,026
Additions	—	4,025	4,025
Depreciation charge	(4,870)	(1,266)	(6,136)
Disposals	(3,950)	—	(3,950)
Disposal of subsidiaries	(3,161)	—	(3,161)
Closing carrying amount	250	4,554	4,804
At December 31, 2024
Cost	9,368	14,804	24,172
Accumulated depreciation	(9,118)	(10,250)	(19,368)
Carrying amount	250	4,554	4,804
Year ended December 31, 2025
Opening carrying amount	250	4,554	4,804
Additions	3,258	—	3,258
Depreciation charge	(1,065)	(581)	(1,646)
Disposals	—	(3,622)	(3,622)
Closing carrying amount	2,443	351	2,794
At December 31, 2025
Cost	12,626	11,182	23,808
Accumulated depreciation	(10,183)	(10,831)	(21,014)
Carrying amount	2,443	351	2,794

The movement in the carrying amount of lease liabilities during the years indicated is as follows:

	Office buildings	Charging stations	Total
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2024
Opening balance	12,413	1,677	14,090
Additions	—	4,025	4,025
Interest expense recognized during the year	427	137	564
Payments	(4,776)	(1,287)	(6,063)
Disposals	(4,396)	—	(4,396)
Disposal of subsidiaries	(3,668)	—	(3,668)
Closing balance	—	4,552	4,552
Year ended December 31, 2025
Opening balance	—	4,552	4,552
Additions	3,258	—	3,258
Interest expense recognized during the year	70	22	92
Payments	(1,133)	(521)	(1,654)
Disposals	—	(3,658)	(3,658)
Closing balance	2,195	395	2,590

The weighted average interest rates of incremental borrowings applied to the calculation of lease liabilities were 4.18% and 4.40% per annum as of December 31, 2024 and 2025, respectively.

The maturity analysis of lease liabilities is disclosed in Note 3.1(b).

(b)	Amounts recognized in profit or loss and cash outflows

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Depreciation charge of right-of-use assets
—Office buildings	5,532	4,870	1,065
—Charging stations	2,628	1,266	581
Interest expense (included in finance costs)	783	564	92
Expense relating to short-term leases not included in lease liabilities (included in cost of revenues, selling and marketing expenses, administrative expenses and research and development expenses)	16,732	19,826	147
	25,675	26,526	1,885

The total cash outflows for leases in financing activities during the years indicated are as below:

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Principal element of lease payments	7,231	5,499	1,562
Related interest paid	714	564	92
	7,945	6,063	1,654

The total cash outflows for leases in operating activities during the years ended December 31, 2023, 2024 and 2025 amounted to RMB16.7 million, RMB19.8 million and RMB0.1 million, respectively.

12.	Financial assets measured at fair value

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Financial assets measured at FVTPL (i)
Unlisted investments, current	45	1,291
Unlisted investments, non-current	132,307	—
	132,352	1,291

Financial assets measured at FVOCI, non-current (ii)
Listed investments	66,642	92,396
	198,994	93,687

(i)	The Group’s unlisted investments without control or significant influence are measured at fair value through profit or loss as the Group has not elected to recognize fair value gains and losses through other comprehensive income.

(ii)	The Group has elected to recognize fair value gains and losses of its investment in the publicly traded ordinary shares of a listed company without control or significant influence, through other comprehensive income. During the years ended December 31, 2024, the Group received cash dividends of RMB4.3 million from the listed investee company. No cash dividends were received from the listed investee company during the year ended December 31, 2025.

As at December 31, 2025, listed equity investments measured at fair value through other comprehensive income, represented the aforesaid publicly traded ordinary shares of a listed company, with a fair value of RMB92.4 million (2024: RMB66.6 million) were pledged as collateral to secure certain borrowings of the Group (Note 15). The Group is restricted from selling, re-pledging or otherwise disposing of the pledged shares until the relevant borrowings are fully repaid. The borrowings secured by the pledged shares have contractual maturity dates ranging from September 2027 to October 2027.

The pledged financial assets continue to be measured at fair value through other comprehensive income in accordance with the Group's accounting policy (Note 2.6). In the event of default, the lender has the right to sell or re-pledge the collateral. There were no other significant terms or conditions associated with the use of the collateral.

13.	Property, plant and equipment, net

The movement in the carrying amount of property, plant and equipment during the years indicated is as follows:

Electronic and office equipment
RMB’000
At January 1, 2024
Cost	6,199
Accumulated depreciation	(1,821)
Net carrying amount	4,378

At January 1, 2024, net of accumulated depreciation
Opening carrying amount	4,378
Additions	112
Depreciation charge	(1,579)
Disposals	(14)
Disposal of subsidiaries	(296)
At December 31, 2024, net of accumulated depreciation	2,601
At December 31, 2024
Cost	5,831
Accumulated depreciation	(3,230)
Net carrying amount	2,601

At January 1, 2025
Cost	5,831
Accumulated depreciation	(3,230)
Net carrying amount	2,601

Year ended December 31, 2025, net of accumulated depreciation
Opening carrying amount	2,601
Depreciation charge	(1,336)
Disposals	(138)
At December 31, 2025, net of accumulated depreciation	1,127
At December 31, 2025
Cost	5,693
Accumulated depreciation	(4,566)
Carrying amount	1,127

14.	Intangible assets, net

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Cost
—Software	3,717	3,717
	3,717	3,717
Accumulated amortization	(1,382)	(2,125)
Carrying amount	2,335	1,592

15.	Borrowings

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Borrowings, current	772,978	501,763
Borrowings, non-current	51,067	80,961
Borrowings reclassified as liabilities directly associated with the assets held for sale	10,000	—
Total borrowings	834,045	582,724

As of December 31, 2025, the interest rates of current borrowings, repayable within one year or on demand, ranged from 3.0% to 6.5% (2024: 4.2% to 6.2%) per annum.

As of December 31, 2025, the interest rate of non-current borrowings was 3% (2024: 3%) per annum.

The Group’s borrowings were primarily denominated in RMB.

During the year ended December 31, 2025, the Group obtained new borrowing facilities amounting to RMB416.0 million (2024: RMB125.0 million). The Group’s borrowings were mostly repayable in July 2026, partially in January and August 2026 and January 2027, some of which were guaranteed by subsidiaries of Newlink.

16.	Trade payables

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Payables for charging services	73,559	216,132
Payables for energy solutions	68,331	21,612
	141,890	237,744
Included in trade payables per balance sheet	104,224	230,832
Included in liabilities relating to assets classified as held for sale	37,666	6,912

The Group’s trade payables are non-interest bearing and have an average term of three months.

17.	Other payables and accruals

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Contract liabilities	32,509	27,513
Employee benefits payable	32,074	33,026
Accrued expenses	88,311	142,650
Other taxes payable	11,022	3,720
Revenue-based financing	2,604	—
Amount due to related parties (Note 30)	3,353	147,221
Others	12,098	5,218
	181,971	359,348
Included in other payables and accruals per balance sheet	179,051	358,357
Included in liabilities relating to assets classified as held for sale	2,920	991

The Group’s other payables are non-interest bearing and have an average term of three months.

Details of contract liabilities are as follows:

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Advances from customers for charging service discount packages	13,955	14,313
Advances from platform users	11,669	9,256
Advances from customers for energy solutions	6,501	2,371
Others	384	1,573
	32,509	27,513
Included in other payables and accruals per balance sheet	30,644	27,508
Included in liabilities relating to assets classified as held for sale	1,865	5

Advances received from customers for charging service discount packages mainly arise from sales of VIP membership and coupons.

During the years ended December 31, 2025 and 2024, revenue recognized that was included in the contract liability balance at the beginning of the year amounted to RMB29.7 million and RMB54.1 million, respectively.

The Group has elected the practical expedient not to disclose the remaining performance obligations for its contracts with customers because the duration of the Group’s contracts with customers was expected to be one year or less.

Other taxes payable primarily represents value-added tax (“VAT”) and related surcharges and PRC individual income tax of employees withheld by the Group.

18.	Financial liabilities at fair value through profit or loss

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

In 2025, the Company did not fully perform its payment obligations under the New Note in accordance with the original terms. As a result, on June 4, 2025, the Company entered into a deed of settlement (the “Deed of Settlement”) with LMR and certain other parties, pursuant to which the parties agreed to comprehensively settle the disputes arising from the New Note and related interest and cash consideration. Under the Deed of Settlement, the Company made an initial repayment of US$1.5 million and agreed to repay an aggregate amount of US$15.0 million to LMR in twenty-four monthly instalments commencing from June 25, 2025.

As part of the Deed of Settlement, the Company also agreed to issue to LMR a warrant, exercisable at any time up to the tenth anniversary of the effective date of the Deed of Settlement, entitling LMR to acquire certain number of the Company’s Class A ordinary shares if certain market capitalization thresholds of the Company are met. Following the execution of the Deed of Settlement and the Company’s compliance with its obligations thereunder, LMR agreed to withdraw the winding-up petition filed in the Cayman Islands and to discontinue related arbitration and other enforcement proceedings against the Company. The New Note was derecognized and replaced by the new financial liabilities arising from the Deed of Settlement in 2025 in accordance with IFRS 9. Based on the comparison between the carrying amount of the New Note immediately before the Deed of Settlement and the fair value of the new financial liabilities and warrant issued, the Company recognized a gain of RMB2.4 million on derecognition of the New Note in other gains/losses.

The movement in the fair value of convertible bonds during the years indicated is set out below:

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Opening balance	272,684	241,524
New issuance	251,594	—
Own-credit risk portion of fair value changes	—	(121,652)
Other fair value changes	(426)	(23,007)
Conversion to shares (Note 19(i))	(29,785)	—
Notes matured	(255,458)	—
Gain on extinguishment	—	(2,450)
Settlement via issuance of warrants	—	(3,594)
Settlement via new instalment borrowing	—	(78,174)
Repayment of convertible bonds	—	(12,652)
Exchange differences	2,915	5
Closing balance	241,524	—

The fair value of the convertible bonds was determined using the binomial option valuation model. The inputs to the valuation model as of December 31, 2024 are set out below:

	As of December 31,
	2024

Expected volatility		73.64%
Risk-free interest rate		4.20%
Bond maturity		0.76
Weighted average share price	US$	2.00

The movement in the fair value of warrants during the year indicated is set out below:

As of December 31,
2025
RMB’000

Opening balance	—
Issuance of warrants upon restructuring of convertible bonds	3,594
Fair value changes	18,740
Exchange differences	(290)
Closing balance	22,044

The inputs to the valuation model of warrants as of December 31, 2025 are set out below:

	As of December 31,
	2025

Volatility		72.64%
Risk-free rate		4.13%
Time to maturity (year)		9.43 years
Market capitalization	US$	35.7 million

19.	Share capital and additional paid in capital

	Number of ordinary shares	Nominal value of ordinary shares	Share capital		Subscription receivable	Treasury shares	Warrant outstanding	Additional paid-in capital	Total
		US$	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2024	2,455,202,303	24,552,023	165,183		(4,696)	—	—	7,196,341	7,356,828
Issuance of shares, net (ii)	47,619,050	476,191	3,380		—	—	29,587	1,145	34,112
Share-based compensation from ESOP (Note 26)	—	—	—		—	—	—	161,231	161,231
Share-based compensation from controlling shareholder ESOP (Note 26)	—	—	—		—	—	—	(810)	(810)
Conversion of convertible bonds to shares (i)	27,888,690	278,887	1,982		—	—	—	27,803	29,785
Exercise of options	226,848,352	2,268,483	16,133		—	—	—	(8,159)	7,974
Capital contributions from non-controlling shareholders	—	—	—		—	—	—	12,133	12,133
Repurchase of own shares	(63,358,000)	(633,580)	—		—	(6,862)	—	—	(6,862)
At December 31, 2024	2,694,200,395	26,942,004	186,678		(4,696)	(6,862)	29,587	7,389,684	7,594,391

At January 1, 2025	2,694,200,395	26,942,004	186,678		(4,696)	(6,862)	29,587	7,389,684	7,594,391
Issuance of shares, net (ii)	31,018,781,200	32,455,588	232,977		(133,667)	—	—	33,209	132,519
Share-based payments from the Company (Note 26)	—	—	—		—	—	—	(18,239)	(18,239)
Share-based payments from the controlling shareholder (Note 26)	—	—	—		—	—	—	734	734
Exercise of options	63,615,000	636,150	4,557		—	—	—	(4,500)	57
Shares cancellation	(2,708)	(27)	—	*	—	—	—	— *	—
Reduction of par value(iii)	—	(59,999,938)	(423,973)		—	6,861	—	417,112	—
At December 31, 2025	33,776,593,887	33,777	239		(138,363)	(1)	29,587	7,818,000	7,709,462

*	Representing an amount with an absolute value of less than RMB1,000 (including negative amounts).

(i)	During the year ended December 31, 2024, the Company issued 27,888,690 Class A ordinary shares upon the conversion of certain convertible bonds issued to LMR in aggregate (Note 18).

(ii)	In March 2024, the Company issued to certain institutional investors 47,619,050 Class A ordinary shares together with warrants to purchase up to 47,619,050 Class A ordinary shares through a private placement for a total net proceeds of approximately RMB34.1 million, after deducting commissions and other offering expenses. The warrants were exercisable beginning six months following the date of issuance and will expire five years from the initial exercise date. The Company also issued warrants to initially purchase up to 2,380,950 Class A ordinary shares to a financial advisor in connection with this registered direct offering.

During the first quarter of 2025, the Company issued an aggregate of 9,992,998 ADSs (at an ADS to ordinary share ratio of 1:200) of Class A ordinary shares to certain institutional investors pursuant to share subscription facility agreements.

In March 2025, the Company issued an aggregate of 3,000,000 ADSs (at an ADS to ordinary share ratio of 1:200) of Class A ordinary shares to certain institutional investors under a securities purchase agreement.

In April 2025, the Company issued 700,000 ADSs (at an ADS to ordinary share ratio of 1:800) of Class A ordinary shares under its at-the-market (ATM) offering program.

In June 2025, the Company issued 68,181,600 Class A ordinary shares to a service provider in exchange for services rendered.

In September 2025, the Company authorized and issued 16,000,000 Class D ordinary shares to Newlink Envision Limited, a wholly-owned subsidiary of Newlink.

In November 2025, the Company issued an aggregate of 27,776,000,000 Class A ordinary shares, consisting of 12,800,000,000 shares to two subsidiaries of Newlink, for which no cash consideration was received as of December 31, 2025, and 14,976,000,000 shares to certain institutional investors.

(iii)	In October 2025, the Company announced that shareholders of the Company approved a special resolution to amend the par value of each authorized share in the capital of the Company (including all issued shares) from US$0.01 to US$0.000001.

20.	Revenues

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Charging services revenues	129,434	169,093	118,816
Energy solutions revenues	100,545	25,516	765
New initiatives revenues	3,384	6,367	5,558
	233,363	200,976	125,139

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Timing of revenue recognition
Goods and services transferred at a point in time	145,641	190,203	124,729
Goods and services transferred over time	87,722	10,773	410
	233,363	200,976	125,139

21.	Operating costs and expenses by nature

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Employee benefits expense	640,764	304,121	42,381
Professional service fees	141,938	157,768	49,213
Market incentives for charging services	231,121	113,224	123,556
Rental, facility and utilities	26,088	32,650	1,932
Cost of charging services revenues	21,167	28,447	514
Cost of energy solutions revenues	86,528	27,605	258
Promotion and advertising expenses	39,862	22,384	7,332
Traveling, entertainment and general office expenses	24,850	16,739	10,185
Depreciation of right-of-use assets	7,440	5,265	1,646
Depreciation of property, plant and equipment	947	1,480	1,336
Amortization of intangible assets	472	743	743
Bandwidth and server custody expenses	3,585	2,155	205
Payment processing costs	1,067	1,063	799
Net impairment losses on receivables, prepayments and other financial assets	73,816	300,921	81,558
Provision for losses on inventories, net	3,296	—	—
Others	9,712	14,367	75,759
Total operating costs and expenses	1,312,653	1,028,932	397,417

22.	Other gains, net

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Other income	24,416	22,730	10,499
Other expenses	(333)	(1,802)	(4,015)
	24,083	20,928	6,484

Other income mainly comprises interest income, investment income, exchange gains and losses and gains on derecognition of convertible bonds issued. A significant component of other income for the year ended December 31, 2025, specifically recognized within "Other gains, net", arose from a major debt restructuring event.

23.	Finance costs

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Interest expense from borrowings	30,467	37,613	32,475
Interest expense from lease liabilities	688	400	92
Others	697	1,825	—
	31,852	39,838	32,567

24.	Taxation

(a)	Income tax expense

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i)	Cayman Islands

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

The Group’s operations in the PRC are subject to EIT at a statutory tax rate of 25% for assessable profits for the years ended December 31, 2024 and 2025, based on the existing legislation, interpretation and practices in respect thereof.

(iv)	Withholding tax in Mainland China (“WHT”)

Distribution of profits to foreign investors earned by companies in Mainland China since January 1, 2008 is subject to WHT at a rate of 5% or 10%, depending on the country of incorporation of the foreign investors.

The Group did not plan to require its subsidiaries in Mainland China to distribute their retained earnings in the foreseeable future. Accordingly, no deferred tax liabilities in respect of WHT on undistributed earnings were recognized as of December 31, 2024 and 2025.

The income tax expense of the Group during the years ended December 31, 2023, 2024 and 2025 is analyzed as follows:

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Current income tax	2,980	(16,307)	—
Deferred income tax	806	(1,650)	—
Income tax expense/(credit)	3,786	(17,957)	—
Attributable to:
Continuing operations	3,308	(19,150)	—
Discontinued operations	478	1,193	—

The income tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rates:

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Loss before income tax from continuing operations	(1,290,722)	(927,188)	(425,110)
Loss before income tax from discontinued operations	(12,642)	(5,211)	(24,857)
Loss before income tax including discontinued operations	(1,303,364)	(932,399)	(449,967)

Tax calculated at statutory income tax rate of 25% in Mainland China	(325,841)	(233,100)	(112,492)
Tax effects of:
Differing tax rates in different jurisdictions	65,790	77,346	56,082
Expenses not deductible for income tax purposes	122,634	89,191	7,308
Deductible temporary differences not recognized	23,771	24,449	27,499
Tax losses not recognized	140,493	24,792	24,323
Utilization of deductible temporary differences previously not recognized	(17,657)	—	—
Utilization of tax losses previously not recognized	(1,660)	(635)	(2,720)
Tax exemptions	(456)	—	—
Others	(3,288)	—	—
Income tax expense/(benefit)	3,786	(17,957)	—

(b)	Deferred tax assets

As of December 31, 2025, unrecognized tax losses carried forward amounted to RMB1,163.8 million (2024: RMB1,117.3 million), most of which are expired in one to five years. As of December 31, 2025, unrecognized deductible temporary differences amounted to RMB293.1 million (2024: RMB186.2 million).

25.	Loss per share

(a)	Basic loss per share

Basic loss per share for the years ended December 31, 2023, 2024 and 2025 are calculated by dividing net loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the respective year.

	Year ended December 31,
	2023	2024	2025

Net loss from continuing operations attributable to equity holders of the Company (RMB’000)	1,294,030	908,330	416,257
Weighted average number of ordinary shares in issue	2,259,760,407	2,630,750,526	9,734,338,690
Basic loss per share (RMB per share)	0.57	0.35	0.04

	Year ended December 31,
	2023	2024		2025

Net loss from discontinued operations attributable to equity holders of the Company (RMB’000)	12,883	5,154		22,698
Weighted average number of ordinary shares in issue	2,259,760,407	2,630,750,526		9,734,338,690
Basic loss per share (RMB per share)	0.01	0.00	*	0.00	*

*	Representing amount less than RMB0.01.

	Year ended December 31,
	2023	2024	2025

Net loss attributable to equity holders of the Company (RMB’000)	1,306,913	913,484	438,955
Weighted average number of ordinary shares in issue	2,259,760,407	2,630,750,526	9,734,338,690
Basic loss per share (RMB per share)	0.58	0.35	0.05

(b)	Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. During the years ended December 31, 2024 and 2025, the Company had no dilutive potential ordinary shares as the effect of all potential ordinary shares are determined to be anti-dilutive.

The computations of basic and diluted loss per Class A, Class B and Class C ordinary share are the same as they have the same rights to participate in profits and are all treated as ordinary shares on an as converted basis.

26.	Share-based payments

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

In February and March 2022, certain employees resigned and joined Anji Datacom. The Group agreed that all unvested options of those employees became immediately vested upon resignation. The Group expensed all unvested options upon the accelerated vesting in the consolidated statements of profit or loss and other comprehensive income.

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

During the years ended December 31, 2023, 2024 and 2025, the Company granted 7,656,590, 74,161,000 and 2,253,600 shares to certain suppliers in lieu of cash payment, respectively.

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

During the year ended December 31, 2025, share-based compensation from ESOP included RMB0.01 million arose from modification of the terms of certain share options granted in during the years ended December 31, 2024 and 2025.

There were no cash settlement alternatives for employees, and the Group did not have a past practice of cash settlement for those awards. The Group’s awards were accounted for as equity awards.

The following table illustrates the number and weighted average exercise prices of, and movement in the New 2022 Share Incentive Plan during the years ended December 31, 2024 and 2025:

	Number of options	Weighted average exercise prices
		US$

Outstanding as of December 31, 2023	333,518,082	0.04
Granted	378,054,660	0.00	*
Forfeited	(147,021,300)	0.02
Exercised	(226,848,352)	0.04
Outstanding as of December 31, 2024	337,703,090	0.03
Exercisable as of December 31, 2024	191,253,800	0.01

*	Representing amount less than US$0.01.

	Number of options	Weighted average exercise prices
		US$

Outstanding as of December 31, 2024	337,703,090	0.03
Granted	129,094,400	0.00	*
Forfeited	(107,946,800)	0.08
Exercised	(63,615,000)	0.00	*
Outstanding as of December 31, 2025	295,235,690	0.01
Exercisable as of December 31, 2025	251,020,800	0.01

*	Representing amount less than US$0.01.

The fair value of the share options was determined using the binomial valuation model. The inputs to the valuation model as of December 31, 2024 and 2025 are set out below:

	As of December 31,
	2024	2025

Weighted average fair value at the measurement date	US$0.01	US$0.00*
Expected volatility	71.93%-73.45%	70.36%-71.55%
Risk-free interest rate	3.74%-4.48%	4.12%-4.58%
Expected life of share options (years)	9.88	9.90
Weighted average share price	US$0.13	US$0.01

*	Representing amount less than US$0.01.

The weighted average remaining contractual life of the share options outstanding as of December 31, 2025 was 8.0 years (2024: 8.5 years). The weighted average fair value of options granted during the year ended December 31, 2025 was US$0.01 (2024: US$0.07).

Newlink 2020 Share Incentive Plan

Newlink granted share options under Newlink 2020 Share Incentive Plan to certain employees associated with the Group’s charging services business, who were subsequently transferred to the Group. The Group, as the entity receiving services, accounted for such transaction as equity-settled share-based payments as the Group does not have the obligation to settle. In February and March 2022, certain employees resigned and joined Anji Datacom. Newlink agreed that all unvested options of those employees became immediately vested upon resignation. The Group expensed all unvested options upon the accelerated vesting in the consolidated statements of profit or loss and other comprehensive income.

The following table illustrates the number and weighted average exercise prices of, and movement in, the Newlink 2020 Share Incentive Plan during the years ended December 31, 2024 and 2025:

	Year ended December 31, 2024			Year ended December 31, 2025
	Number of options	Weighted average exercise prices		Number of options	Weighted average exercise prices
		US$			US$
Outstanding as of January 1	3,248,246	0.00	*	2,832,839	0.00	*
Granted	—	N/A		—	N/A
Forfeited	(415,407)	0.20		(4,348)	0.20
Exercised	—	N/A		—	N/A
Outstanding as of December 31	2,832,839	0.00	*	2,828,491	0.00	*
Exercisable as of December 31	2,742,781	0.00	*	2,819,755	0.00	*

*	Representing amount less than US$0.01.

The weighted average remaining contractual life of the share options outstanding as of December 31, 2025 was 5.8 years (2024: 6.8 years).

For the years ended December 31, 2023, 2024 and 2025, the Group allocated share-based compensation expense as follows:

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Cost of revenues	8,895	6,661	—
Selling and marketing expenses	63,766	25,835	(1,646)
Administrative expenses	316,762	117,474	(17,667)
Research and development expenses	9,653	10,451	1,808
	399,076	160,421	(17,505)

27.	Cash flow information

The table below analyses movement in the Group’s financial liabilities for the years indicated, including both cash and non-cash changes:

	Borrowings	Interest payable	Lease liabilities	Convertible bonds	Revenue-based financing	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 15)		(Note 11)	(Note 18)

At January 1, 2024	754,774	1,078	14,090	272,684	21,628	1,064,254
Changes from financing cash flows	86,236	(39,940)	(6,063)	—	(20,849)	19,384
New leases	—	—	4,025	—	—	4,025
Interest expense	—	40,047	564	—	1,825	42,436
Changes in fair values	—	—	—	(426)	—	(426)
Conversion of convertible bonds to shares	—	—	—	(29,785)	—	(29,785)
New issuance of convertible bonds	—	—	—	251,594	—	251,594
Maturity of convertible bonds	—	—	—	(255,458)	—	(255,458)
Disposals	—	—	(4,396)	—		(4,396)
Disposal of subsidiaries	(6,965)	—	(3,668)	—	—	(10,633)
Reclassified as liabilities relating to assets classified as held for sale (Note 5)	(10,000)	—	—	—	—	(10,000)
Exchange differences	—	—	—	2,915	—	2,915
At December 31, 2024	824,045	1,185	4,552	241,524	2,604	1,073,910

	Borrowings	Interest payable	Lease liabilities	Convertible bonds	Revenue-based financing	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 15)		(Note 11)	(Note 18)
At January 1, 2025	824,045	1,185	4,552	241,524	2,604	1,073,910
Liabilities relating to assets classified as held for sale at January 1, 2025	10,000	—	—	—	—	10,000
Changes from financing cash flows	(326,542)	(32,784)	(1,654)	(12,652)	(2,604)	(376,236)
New leases	—	—	3,258	—	—	3,258
Interest expenses	—	32,561	92	—	—	32,653
Changes in fair values	—	—	—	(144,659)	—	(144,659)
Settled by issuance of warrants	—	—	—	(3,594)	—	(3,594)
Settled by new borrowings	78,174	—	—	(78,174)	—	—
Gain on extinguishment of convertible bonds	—	—	—	(2,450)	—	(2,450)
Disposals	—	—	(3,658)	—	—	(3,658)
Foreign exchange movement	(2,953)	—	—	5	—	(2,948)
At December 31, 2025	582,724	962	2,590	—	—	586,276

28.	Commitments

The future aggregate minimum lease payments under short-term leases exempted to be recognized as lease liabilities are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Within one year	4,618	97	26

29.	Provision and contingencies

During the year ended December 31, 2025, certain claims and proceedings were initiated against the Group in relation to activities pertaining to the Group’s ordinary business and corporate actions occurred in the past. The directors of the Company considered the merits of such claims and proceedings, as well as the Group’s basis of defense and legal advice to determine the potential outcome of each contingent matter. Based on management’s assessment of information available, provision for losses of RMB70.9 million was recorded as at December 31, 2025 in connection with such contingencies (2024: RMB5.4 million).

30.	Related party transactions

(a)	Relationship with related parties

Name of related parties	Relationship with the Group
Newlink	Controlling Shareholder
Huzhou Zhidianlaile New Energy Technology Co., Ltd.	Significantly influenced by the Group
Shenzhen Yuanwanghechu Technology Co., Ltd.*	Significantly influenced by the Controlling Shareholder

*	Shenzhen Yuanwanghechu Technology Co., Ltd. ("Shenzhen Yuanwanghechu") was a related party of the Company as of December 31, 2024, as it was an investee of a subsidiary of the Controlling Shareholder. In October 2025, the subsidiary of the Controlling Shareholder completed its divestment from Shenzhen Yuanwanghechu. Consequently, Shenzhen Yuanwanghechu ceased to be a related party of the Company and is no longer classified as such as of December 31, 2025.

(b)	Contribution from Controlling Shareholder

During the year ended December 31, 2025, Newlink paid a total of RMB13.4 million (2024: RMB24.9 million) on behalf of the Group, including (i) RMB0.8 million (2024: RMB7.3 million) of payroll and non-payroll labor expense; (ii) RMB1.0 million (2024: RMB2.5 million) of rental fees; and (iii) RMB11.6 million (2024: RMB15.1 million) of other expenses, which were reflected in the consolidated statements of profit or loss and other comprehensive income.

(c)	Share-based compensation from controlling shareholder ESOP

Newlink granted share options under Newlink 2020 Share Incentive Plan to certain employees associated with the Group’s charging services business, who were subsequently transferred to the Group. For the years ended December 31, 2024 and 2025, share-based compensation expense was credited to profit or loss for RMB0.8 million and debited to profit or loss for RMB0.7 million, with a corresponding increase and decrease in additional paid-in capital, respectively. See Note 19 for further details.

(d)	Other transactions with related parties

The following table provides the amount of energy solution revenues including discontinued operations arising from the transactions entered into with related parties in the ordinary course of the Group’s business during the years indicated:

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Shenzhen Yuanwanghechu Technology Co., Ltd.	74,460	400	—
Huzhou Zhidianlaile New Energy Technology Co., Ltd.	690	65	87
	75,150	465	87

(e)	Balances with related parties

	As of December 31,
	2024	2025
	RMB’000	RMB’000

Included in amount due from related parties (Note 9)
Shenzhen Yuanwanghechu Technology Co., Ltd.	1,206	—

Included in amount due to related parties as other payables and accruals (Note 17)
Newlink (i)	3,284	147,005
Huzhou Zhidianlaile New Energy Technology Co., Ltd.	69	216
	3,353	147,221

(i)	The balance due to Newlink is unsecured, non-interest bearing, and repayable on demand.

(f)	Key management personal compensation

The following table sets forth the compensation information of the Group’s directors and executive officers for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Short-term employee benefits	7,468	4,488	3,309
Share-based compensation	229,542	23,034	5,377
	237,010	27,522	8,686

31.	Event occurring after the reporting period

The following significant events occurred after December 31, 2025:

On April 10, 2026, the Group disposed of its unlisted investments, which were classified as current financial assets measured at fair value through profit or loss, at an aggregate disposal value of US$184,000. A fair value loss of RMB127.9 million was recognized in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2025.